Form 20-F
period 2010-12-31
CSR PLC
filed 2011-03-16
CIK 1368358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2010

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

Adam R. Dolinko, General Counsel – Tel: +44 (0) 1223 692 000, Fax: +44 (0) 1223 692 001 Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, England

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

Ordinary Shares, par value £0.001	177,808,312

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Preliminary Note

Preliminary Note

Events occurring subsequent to the approval of the Company’s 2010 Annual Report by its Board of Directors on 8 February 2011

Agreement and Plan of Merger with Zoran Corporation

On 21 February 2011, CSR announced its entry into a merger agreement (the “Merger Agreement”) with Zoran Corporation (“Zoran”) under which Zoran will merge with CSR (the “Merger”) for an equity value equivalent to approximately US$679 million.

Under the terms of the Merger Agreement, it is proposed that Zoran shareholders will receive 1.85 ordinary shares of CSR in the form of American Depositary Shares for each share of Zoran common stock.

The completion of the Merger is expected in the second quarter of 2011 and is subject to CSR and Zoran shareholders and regulatory approvals and other customary closing conditions.

For a more detailed description of the Merger, please see CSR’s current report on Form 6-K furnished to the Commission on 22 February 2011. This Form 6-K is not incorporated by reference into this Annual Report on Form 20-F. The Merger Agreement is filed as Exhibit 4.6 to this Annual Report on Form 20-F. CSR intends to file with the Commission, in the second quarter of 2011, a registration statement on Form F-4 in relation to the Merger. The Form F-4 will include the proxy statement and prospectus relating to the Merger. The Form F-4 will contain, among other things, the rationale for, the description of, and risks relating to, the Merger.

Share Buy-back

On 21 February 2011, CSR further announced that it intended to return up to US$240 million over the next twelve months to shareholders via an on-market share buy-back programme (the “Share Buy-back Programme”). The Share Buy-back Programme replaces the US$50 million programme announced on 13 September 2010, under which approximately US$37.5 million had been spent on the buy-back of CSR shares on the London Stock Exchange prior to entering our close period on 1 January 2011. The completion of share buy-backs of up to US$240 million under the Share Buy-back Programme is conditional on the closing of the Merger.

For a more detailed description of the Share Buy-back Programme, please see CSR’s current report on Form 6-K furnished to the Commission on 22 February 2011. This Form 6-K is not incorporated by reference into this Annual Report on Form 20-F.

Settlement with Wi-Lan

On 17 February 2011, CSR and Wi-Lan reached a comprehensive settlement that ended the litigation referred to in note 31 of CSR’s consolidated financial statements. The financial impact of the settlement is considered immaterial.

CSR plc Annual Report and Financial Statements 2010

Our mission

At CSR our mission is to make our customers successful by providing innovative technologies that enrich consumer experience in a location-aware, wire-free connected world.

Directors’ report
01	Chairman’s statement
03	Chief Executive’s review
05	Business and financial review
34	Risk factors
42	Board of Directors
44	Corporate governance
53	Remuneration report
64	Other statutory information

Financial statements
68	Independent auditors report to the members of CSR plc
70	Consolidated income statement
71	Consolidated statement of comprehensive income
72	Consolidated balance sheet
73	Consolidated statement of changes in equity
76	Consolidated cash flow statement
77	Notes to the consolidated financial statements
117	Company statement of comprehensive income
118	Company statement of changes in equity
119	Company balance sheet
120	Company cash flow statement
121	Notes to the company financial statements

Director’s report – other information
128	Five year summary
129	Directors’ report – Corporate and share information
142	CSR’s worldwide offices
143	Glossary of industry terms
146	Form 20-F cross reference guide
149	Cautionary note regarding forward looking statements

This is the Annual Report of CSR plc for the 52 week period ended 31 December 2010. It complies with UK regulations and is the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations. Cross references to the itemized headings of the Form 20-F are included on page 146. This Annual Report has been sent to shareholders who have elected to receive a copy. A separate notice of the annual general meeting to be held on 18 May 2011 has been issued to all shareholders.

In this Annual Report, references to “CSR”, “the Group”, “the Company”, “we”, and “our” are to CSR plc and its subsidiaries (including SiRF Technology Holdings, Inc., which became a subsidiary of CSR in June 2009) and lines of business, or any of them as the context may require.

References to the years 2010, 2009 and 2008 are to the financial periods ended 31 December 2010, (for 2010), 1 January 2010 (for 2009) and 2 January 2009 (for 2008). Unless otherwise stated, all non-financial statistics are at 31 December 2010.

This Annual Report contains forward looking statements with respect to the Group’s financial condition, operating results and business strategy, plans and objectives. Please see the section entitled “Cautionary Note Regarding Forward Looking Statements” and the discussion of our principal risks and uncertainties in the section entitled “Risk Factors”.

This Annual Report includes measures which are not defined by generally accepted accounting principles, or GAAP, such as International Financial Reporting Standards, or IFRS. These non-GAAP measures are included in this Annual Report because the directors believe they are useful to investors. Our management uses these non-GAAP measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. These non-GAAP measures include “underlying research and development expenses”, “underlying sales, marketing and administration expenses”, “underlying gross profit”, “underlying operating profit”, “underlying net profit”, “underlying diluted earnings per share” , “underlying tax”, “underlying cost of sales”, and “free cash flow”. For a detailed discussion of the reasons behind this presentation and full reconciliations of each measure to the most directly comparable IFRS measure, refer to the discussion on pages 10 and 30 to 34.

Statutory income statement information is given on page 70 of the financial statements. This Annual Report contains references to CSR’s website. These references are for convenience only – we are not incorporating by reference any information posted on www.csr.com.

This Annual Report has been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

Where we operate

We have offices in 22 locations globally, employing around 1,550 people, and we will continue to evolve this network, ensuring that CSR draws on the best talent in the world.

Locations

1
2
3
4
5
6
7
8
9
10
11

12
20
19
17
13
16
22
14
21
15
18

Europe
1 Denmark, Aalborg
2 France, Sophia Antipolis
3 Sweden, Stockholm
4 UK, Belfast
5 UK, Cambridge

USA
6 USA, Cedar Rapids
7 USA, Detroit
8 USA, Phoenix
9 USA, Richardson (Texas)
10 USA, San Jose
11 USA, Santa Ana

Asia
12 China, Beijing
13 China, Shanghai
14 China, Shenzhen
15 India, Bangalore
16 India, Noida
17 Japan, Tokyo
18 Singapore
19 South Korea, Gumi
20 South Korea, Seoul
21 Taiwan, Chungli
22 Taiwan, Taipei

Directors’ report

Chairman’s statement

CSR made good progress in 2010 further strengthening our product portfolio, building on our leading technologies and enhancing our own processes, at the same time as the global economy began to emerge from the worst of the downturn. We continue to look forward with confidence and the introduction during 2011 of a dividend policy is a clear expression of the Board’s confidence in your Company’s strategy, its product portfolio and its future financial performance.

Following a significant uplift in revenue during the first six months of the year, against 2009 we saw a slight downturn in the second half as the global economy slowed to a more sustainable level. Although our performance was positive in the circumstances, it was impacted by falling sales at one of our major customers and exacerbated by a rapid shift in consumer demand from feature phones, where we have proven strengths, towards smartphones, where we are not presently so well-positioned. We are addressing this issue and believe that our product portfolio will win additional smartphone business as we introduce our 40nm multi radio combo chip technology.

As the Business and Financial Review will cover in more detail, the year was characterised by a marked increase in revenue in the non-phone market segments, with both the Automotive & PND and Audio & Consumer businesses performing well.

Total revenue for the year was $800.6 million, up by 33% on 2009 and an increase of 17% when compared to a 2009 revenue comparative which includes SiRF’s first half revenue pre-acquisition of $82.5 million (as derived from SiRF’s accounting records) as well as CSR’s IFRS revenue of $601.4 million. The operating loss for the year was $6.3 million, against a loss of $15.9 million in the previous year. This year’s loss reflects an exceptional charge of $59.8 million arising in the fourth quarter from the litigation settlement with Broadcom Corporation which we announced on 11 January 2011. Underlying operating profit rose from $26.9 million in 2009 to $79.0 million in 2010.

Maiden dividend and share buy-back

Joep van Beurden and much of his senior team are well established, and the benefits of their continued focus on the Connectivity Centre are feeding through to results, as anticipated. We are continuing to expand the customer segments we address and CSR technology is being adopted by many different consumer electronics segments in increasing volumes, from cameras and TVs to automotive, which includes systems for two-wheeled vehicles as well as for cars.

Reflecting our confidence in the growth prospects and the strong underlying cash generation of the Company, your Board announced its intention to propose a maiden full year dividend in respect of the 2010 financial year. The Board is proposing the Company’s first dividend of $0.065 (£0.04) per share in respect of the 2010 financial year, representing 2/3 of a notional $0.098 (£0.06) per share full year dividend that would have been paid if the Company had commenced payment of dividends sooner. It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 18 May 2011, the dividend will be paid on 3 June 2011 to shareholders of record on 13 May 2011. The dividend will be paid in sterling and holders of ordinary shares will receive £0.04 per ordinary share.

In September, we announced the introduction of a share buy-back programme of up to $50 million. By the end of the year, we had used approximately $37.5 million in acquiring approximately 7 million ordinary shares. The decision to initiate a buy back reflected the fact that the Company is significantly cash generative and has the financial flexibility to consider potential acquisitions that meet its strict investment criteria, to drive its organic development and to return capital to our shareholders.

Changes to the Board

In October, we welcomed Teresa Vega to the Board as a Non-Executive Director. Teresa has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc where she was Senior Vice President and led their CDMA handset business. She also served as the Chief Operating Officer of the wireless infrastructure unit at Lucent Technologies Inc. In each of these organisations, Teresa led and built multi-billion dollar divisions and spearheaded major product launches, and her experience will bring invaluable expertise to CSR.

Also in October, Dado Banatao stood down from his position as a Non-Executive Director. A former Executive Chairman and Interim CEO at SiRF, Dado joined our Board at the time of the merger with SiRF and played an important role in the integration of the two businesses. We thank him for his contribution and strategic insight, and wish him well.

James Collier, one of our founders, decided to focus on a new entrepreneurial venture and therefore resigned from his executive role during the year. However, I am pleased to say that James remains on our board as a Non-Executive Director, where his vast experience and unique perspective on our industry will continue to be valued.

An outstanding team, playing its part to the full

Our success would not be possible without the support of our fifteen hundred strong team, which is based at 22 locations worldwide. Their impressive technical ability is a given, but I would also like to pay tribute to their customer focus and enthusiasm. Meeting customer needs is a core capability at CSR, and our people work tirelessly alongside customers to ensure that the products we develop are tailored to their specific requirements, whether they are for handsets or cameras, automotive infotainment systems, audio headsets, games or other applications.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Chairman’s statement continued

CSR is an integral part of the communities where we operate. From Shanghai to Cambridge, the South of France to the West Coast of the USA, I am proud of the way in which our people give freely of their time and skills in order to help those communities thrive. During the year we introduced a formal Social Responsibility policy for the first time, built on the four pillars of Community, Workplace, Marketplace and Environment. The policy will help us to meet customer and shareholder expectations by providing a clear process by which we can demonstrate that we are “doing the right thing”, an assurance that is as important to the Board as it is to our people.

Looking Ahead

CSR has a strong track record of delivering innovative solutions that provide our customers with high quality differentiated products. Our objective remains to grow our business through our existing markets while developing new technologies in adjacent areas which we believe complement our focus on connectivity and location and provide opportunities for growth. As part of that commitment we intend during 2011 to further increase our investment in R&D to enhance our product portfolio in areas such as Bluetooth low energy and deep indoors location where we believe we can offer compelling solutions to end consumers. We believe this will help support the extension of our customer base as well as extend our reach into growing markets such as India and China.

The combination of our talented people, our investment in them, our technologies and the successful execution on our strategy gives us considerable confidence for the future.

Ron Mackintosh,

Chairman

2/3

Directors’ report

Chief Executive’s review

Following the decisive actions we took during the downturn, we made good progress in 2010. We have emerged from the recession as a stronger business, and the first full year since the SiRF integration has delivered a broad-based and diversified company that is well-positioned to exploit extensive growth opportunities in multiple technologies.

The first six months were buoyant as the industry rebounded from a difficult 2009, and we benefited from significant restocking by our customers. Not surprisingly, the second half was more restrained as the industry returned to more normal levels of underlying growth.

Total revenue for the year rose by 33% to $800.6 million from $601.4 million in 2009. SiRF contributed some $270 million to that figure, confirming our belief that the integration would form the basis for immediate financial benefits as well as a competitive long-term product pipeline. The maiden dividend announced in October 2010 and our share buy-back programme are further expressions of confidence, underlining our ability to generate earnings growth into the future.

Market overview

Our products enhance the end-user experience across many different devices, from handsets and audio headsets to gaming, cameras and car information and communication systems. The phone you carry, the music you listen to, the games you play, the way you navigate from place to place… all these experiences and many more are enriched and enhanced by CSR products. We are a leading player in one of the fastest-growing segments of the semiconductor industry for connectivity and location.

And it is those technologies – connectivity and location, which are two of the drivers propelling and proliferating the digital, wirefree and connected world. Whether in the home, the office, the car or enjoying leisure time, people demand greater and improved connectivity, and we expect this trend to continue for the foreseeable future. Since May 2008, we have focused on the Connectivity Centre, which brings together many aspects of wireless connectivity – such as Bluetooth, FM radio, Wi-Fi, high quality audio and Near Field Communications – a strategy that is delivering real rewards.

Location has become an increasingly important aspect of the internet experience and the integration with SiRF has given us a clear market-leading position. No longer simply providing guidance from A to B via satellite navigation, location technology is the basis for many services that will soon become part of day-to-day life. It will help people find the shops they are looking for, even deep inside shopping centres, meet up with friends and discover the names of the historic monument they have just photographed, among many other examples.

In both the connectivity and location spaces, the year saw key innovations that are driving CSR forward. For example, Bluetooth low energy provides high performance but at such low levels of power consumption that a single battery could last for the entire lifetime of a device such as a TV remote control or a computer mouse. “Deep Indoors” location technology draws on different techniques to establish location, even inside large buildings or shopping centres. This is a key technology for applications such as proximity marketing, geotagging, asset tracking and secure shopping.

Catalysts for near-term growth

Focusing on 2011, there are exciting opportunities right across our business.

For the Handset Business Unit, we are working hard to take advantage of the rapidly-growing smartphone segment. Today we recognise that we have had relatively limited exposure to smartphones, particularly with regard to Bluetooth / Wi-Fi combination chips. This will be addressed during the summer of 2011 when we expect to start sampling our 40nm combination chip product. In feature phones, we continue to play to our strengths and have recently launched CSR8000, our eighth-generation family of Bluetooth chips. Our partnership with Infineon, which was announced last October, will allow phone manufacturers to quickly and easily integrate Wi-Fi and Bluetooth connectivity with shorter development time and lower associated costs.

We expect the Audio and Consumer Business Unit to enjoy significant growth in the near-term. Partnerships with Intel, Ralink and Realtek are helping us gain market share in the PC segment, while we will continue to have a strong position in digital still cameras through our location capability. Gaming remains an area of key competitive advantage and we anticipate increasing our market share during 2011. Our already strong position in high-end audio has been strengthened further by the acquisition of aptX, which was completed in July. Based in Belfast, aptX has an industry-wide reputation for audio compression technology. Through a collaboration which started in 2007, we already had been able to offer this technology to our customers, We believe that the acquisition enables us to enhance our high quality offering in a broad range of audio markets as evidenced by the adoption by Samsung Mobile of our aptX technology.

The Automotive and PND Business Unit represents our fastest-growing segment. We are already shipping to sixteen of the world’s car manufacturers, and our pipeline indicates sustained growth as more customers create automotive infotainment systems that rely on seamless connectivity between devices such as tablets and netbooks, as well as phones and GPS. The penetration of all connectivity technologies and GPS is expected to continue to drive strong growth. And our design win pipeline bodes well for us: we are for instance designing in our WiFi automotive platforms with four different OEM’s. In PNDs, we are very strong in China which remains a fast growing region for these products.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Chief Executive’s review continued

Strategic priorities

Going forward we have the following strategic priorities:

1. Focused product differentiation

We are investing significantly in R&D to differentiate our products. Specifically, we are developing technology that will directly impact the end-user experience when using our products. For instance, consumers, listening to a CSR powered Bluetooth stereo headset notice not just a robust Bluetooth link but also excellent audio quality, low power consumption and state of the art echo and noise cancellation. This helps us to protect market share and improve gross margins.

Key differentiators including connectivity, location and audio quality are already enhancing the end-user experience and therefore encouraging our customers to design their products around CSR technology. We will continue to focus on differentiated products with unique, high value features, complementing our in-house skills with partnerships, mergers and acquisitions as appropriate.

2. Disciplined development execution

With the development cycle for a new product sometimes lasting longer than the life of the product itself, timely delivery of products is critical. At CSR, we have 700 engineers based at 10 design centres around the world, working under the guidance of our new SVP Development, Klaus Buehring who joined us during 2010. A key part of Klaus’ work is enhancing the existing processes we have for bringing our technologies through the key development phases to sampling with our customers that in turn creates design win opportunities. Drawing on his 25 years experience, which includes the turnaround of Freescale’s billion dollar radio products division, Klaus is introducing new ways of working, which have and will continue to improve the predictability and product development cycle time of our organisation.

3. Strong operational efficiency

For many years, CSR has been a world leader in developing the process which enables us to package our chips at the wafer-level. This approach brings benefits to better manufacturing processes, which are also cost effective – an important differentiator in our industry. The focus in recent times has been to identify and understand the key issues we face as we move to 40nm technology. We have developed a robust process design kit, electronic design automation and computer automated design tools enabling faster development and reduced time to market. We are now working closely with our supply chain partners ASE and TSMC – each of whom are world leaders in their field – to explore new three-dimensional packaging techniques.

4. Developing our Platform capabilities

Central to our strategy is developing more complete platforms for our customers. A platform is a product that contains much of the critical semiconductor functionality in a product. For example, our headset products include not only bluetooth technology, but also audio and power management. Another example is the SiRFprima platform, which includes most of a PND’s semiconductor technology on one chip. Platforms offer our customers a simpler route to designing and manufacturing their products and offer us the opportunities to differentiate. Going forward it is our intention to grow further in this area. SiRFprimaII and CSR8670 are examples of this strategy.

5. Adding adjacent technologies

As we have grown, we have added expertise in areas adjacent to Bluetooth, such as GPS, through the acquisition of SIRF, WiFi which we have developed internally, and audio, developed both internally and through acquisitions such as CVC and aptX. As opportunities for growth present themselves in adjacent areas, we expect to continue to develop adjacent technologies.

Looking ahead

The last twelve months have seen a return to growth, building on the improvement we saw towards the latter part of 2009.

Our continued focus on the Connectivity Centre supported by market-leading strengths in location technology have energised our business and yielded a roadmap rich in potential. We anticipate that the market will continue to grow at around 15% year-on-year for the next five years. We believe that we are well positioned to exploit this growth.

The opportunities for sustained growth are diverse, exciting and extensive. I am confident that we have the strategy, the commitment and the resources to exploit them to the full in the coming years.

Joep van Beurden,

Chief Executive Officer

4/5

Directors’ report

Business and financial review

Introduction

CSR is a leading provider of multifunction connectivity, audio and location platforms. CSR’s technology portfolio includes:

•	Bluetooth

•	Global Positioning System (GPS) and Global Navigation Satellite Systems (GNSS)

•	Frequency Modulated (FM) Radio

•	Wi-Fi or Wireless Fidelity (typically associated with wireless communication standard IEEE802.11)

•	Audio

•	Near-Field Communication (NFC), a short range wireless frequency which enables the transfer of data, including larger files and secure transaction, between devices.

Together, these technologies enable us to deliver platforms that integrate silicon, software and our proprietary algorithms to significantly enhance consumer experience in a broad range of devices and applications. Some of our platforms incorporate fully integrated radios, along with baseband, digital signal processor (DSP) and microcontroller elements while others are complete multifunction system-on-chip (SOC) platforms that integrate multimedia, 3D visualization and powerful application processors along with location capabilities for auto navigation and infotainment systems.

CSR’s technologies have been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, personal navigation devices (PNDs), wireless headsets, wireless audio systems, personal computers (PCs), tablets, GPS recreational devices, tracking & logistics management systems, digital cameras and gaming devices.

Overview

Our revenue is generated principally from the sale of our products to original equipment manufacturers (OEMs) and original design manufacturers (ODMs) serving the retail consumer market. Our revenue in 2010 was $800.6 million, an increase of 33.1% compared to 2009 revenue of $601.4 million (2008: $694.9 million). About half of this increase was attributable to the inclusion of revenues from product lines acquired through our acquisition of SiRF Technology Holdings, Inc. (‘SiRF’) on 26 June 2009 for all of 2010 but in 2009 only for the portion of the year following the completion of the acquisition. The balance of the increase was attributable to the strong sales performance across our product lines described in more detail below.

Our operating loss for 2010 was $6.3 million, compared to a loss of $15.9 million in 2009 (2008: loss of $8.5 million).

Our operating loss in 2010 was significantly affected by our comprehensive settlement with Broadcom Corporation. In December 2010 mediation commenced between CSR and Broadcom with the intention to settle all outstanding litigation regarding alleged intellectual property infringment, including the litigation against SiRF that was pending at the time of its acquisition. Settlement was signed on 10 January 2011. Under the terms of this settlement, we made an initial payment to Broadcom of $5 million and will make further payments of $12.5 million per year for five years. Under the settlement, all outstanding litigation has been dismissed, all pending litigation has been terminated and the parties have entered into a mutual covenant not to sue that expires in January 2016. Although these payments will be made over a five-year period, because they relate to alleged past infringement by SiRF and the related discharge of pending claims and termination of litigation, we recorded $59.8 million, the estimated net present value of these payments, as a charge to 2010 earnings, resulting in the full-year operating loss. Prior to commencement of mediation, the amount of any liability was not readily estimable and no cash outflow was considered probable.

Cash, cash equivalents and treasury deposits increased to $440.1 million at 31 December 2010 from $412.4 million at 1 January 2010, which was an increase of $27.7 million. This increase reflected our strong net cash from operating activities in 2010 of $77.9 million (2009: $50.2 million).

On 13 September 2010, the Board announced a share buy-back programme of up to $50 million. The Company is significantly cash generative and has the financial flexibility both to consider potential acquisitions that meet its strict investment criteria and to drive its organic development. In light of this, the Board initiated the share buy-back programme. Prior to entering our close period on 1 January 2011, we had purchased 7,145,000 of our ordinary shares for an aggregate of $37.5 million.

As previously announced, the Board of CSR is proposing the Company’s first dividend of $0.065 (£0.04) per share in respect of the 2010 financial year, representing 2/3 of a notional $0.098 (£0.06) per share full year dividend that would have been paid if the Company had commenced payment of dividends sooner. It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 18 May 2011, the dividend will be paid on 3 June 2011 to shareholders of record on 13 May 2011. The dividend will be paid in sterling and holders of ordinary shares will receive £0.04 per ordinary share.

As noted above, our financial results for the comparative financial year to 1 January 2010 include the results of SiRF from the date of acquisition, but SiRF’s financial performance is not reflected in our financial results for the first six month period of 2009 prior to the acquisition or for any of the financial years prior to 2009.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Over the past year, we have further strengthened our position in all of our key product categories: Bluetooth, Wi-Fi and GPS. The proliferation of connectivity and location beyond the handset into home, office and in-vehicle is continuing rapidly, changing end customers’ experience and expectations – in fact, changing the way we all work, live and play.

This is changing the profile of our business and expanding our opportunities. In all our market segments, we have strong positions and we are leveraging these positions to open new markets with focused and differentiated product and software development, establishing feature-rich platforms, disciplined development execution and strong operational efficiency.

In handsets, our growth was flat, reflecting lower growth in the market for feature phones, the production delays at one of our lead customers for our CSR8000 and the sharp market swing to smartphones. We have acknowledged our relative weakness in smartphones and we are making good progress on our product route map to reposition our portfolio and address this.

We are seeing rapidly growing attach rates for connectivity and location in the automotive and PC/tablet sectors, rapidly growing attach rates for location in the camera sector, and rapidly growing attach rates for connectivity in the gaming sector.

Last year, we launched next-generation products that are now gaining traction and are expected to drive growth in 2011. Our CSR8000 latest generation Bluetooth product, which includes our proprietary Classic Bluetooth, Bluetooth High Speed and Bluetooth low energy technologies, is shipping with two Tier One handset manufacturers, and sales are increasing as expected. SiRFstarIV, our latest generation GPS product, has been designed in with a second Tier One customer. Our SiRFprimaII and SiRFatlasV platforms are having good success in winning designs for feature-rich location platforms with in-dash automotive and PND customers. In 2010, WI-Fi was a small, but strategically important part of our business. Many of the leading companies in the handset and automotive markets are using our Wi-Fi products, and we continue to build momentum, winning a number of additional design wins.

We also introduced CSR µEnergy™, which enables Bluetooth ultra low power connectivity and basic data transfer in a variety of applications previously hindered by power consumption requirements, size constraints and complexity of prevailing wireless technologies. We believe CSR µEnergy™, unique to CSR, has wide potential, including high-volume products such as remote controls, keyboards and mice and a variety of health and well-being products.

CSR invested $199.9 million in R&D in 2010 compared with $169.7 million in 2009 and $158.1 million in 2008. The increase was due to the inclusion of a full year of SiRF R&D expenditure as well as new investment in R&D in 2010, offset by some R&D expense synergies realised following the SiRF acquisition. We believe that this level of investment is important to ensure that we are able to continue to compete effectively in a rapidly evolving market which requires the advancement of existing technologies and the development of innovative solutions in order to sell our products to customers, and we expect to continue increasing our investment in R&D during 2011.

CSR’s commitment to new technology continues to demonstrate the strength of working relationships with key supply chain partners. As examples, 2010 brought firstly the completion of 40nm RF CMOS IP development enabling the parallel roll out of multiple product development programmes using proven advanced RF IP on 40nm. In addition to 40nm IP delivery, CSR executed a programme that resulted in the conversion of high volume wire bond packages using gold wire. Conversion from gold to copper wire mitigated the risk of economic / trade conditions driving gold pricing and increased package costs.

A discussion of the changes in financial performance of the Business Segments starts on page 11. We made good progress in 2010 to extend our product portfolio by expanding our Wi-Fi, location and audio businesses. We maintained a strong position in many of the markets we target, such as Bluetooth headsets, PNDs, automotive and gaming. While we lost some share of the Smartphone market, as discussed below, we also gained market share in markets such as PCs and feature phones.

The first six months of 2010 delivered a significant increase in revenues ($393.8 million compared with revenues of $193.5 million for the same period in 2009) as a result of customers increasing orders and restocking inventory channels in response to a consumer-led increase in demand and the inclusion of SiRF GPS revenues, which we estimate impacted the first six months of 2010 by $128 million. In addition, we experienced strong demand for many of our products, particularly from customers in the automotive sector and emerging markets in PNDs as well as for our PC and consumer products. In each of these markets, we were able to achieve increases in our market share. The second half of 2010 experienced a slight reduction in revenue: $406.9 million compared with $407.9 million for the same period in 2009. This reflected the wider impact of a slower growth in the global economy generally. In addition, during the second half, revenues were affected by the delayed introduction of our products at a major customer, the effect of capacity constraints for the manufacture of products supplied to some of our automotive customers, in addition to a dramatic shift in consumer demand from feature phones (where we are strong) to smartphones (where we are less well positioned).

In July 2010, we acquired APT Licensing Ltd (‘aptX’) after a successful three-year collaboration under the eXtension Partner Programme. In the months since the acquisition, we have secured a number of design wins using our audio compression aptX technology. For example, in January 2011, Samsung announced that it would incorporate aptX in a broad range of its mobile devices and accessories. We believe the aptX technologies will provide further opportunities in other markets, including in automotive and headsets where aptX technologies are market leaders.

Outlook

Looking ahead, we plan to continue to drive revenue growth across all our businesses by creating and introducing differentiated products with unique, high value features in connectivity, location and audio platforms augmented by our recognised capabilities in implementation and support. We are increasing our investment in product innovation to support the more than 30 new products on our roadmap in the coming years. In 2011, we expect to launch our CSR9800 Bluetooth, Wi-Fi and Bluetooth low energy combination chip, as well as SiRFstarV with “Deep Indoors” location technology, among other product launches.

We have a clear plan to reposition our handset business for growth, with new products launched recently and others launching late in 2011.

We intend to build on our strong position to support further growth in our Audio & Consumer Business Unit during 2011. Our focus is to continue to innovate and differentiate our world-class products to improve customer usability and enable new functionality for many of

6/7

Directors’ report

Business and financial review continued

the emerging consumer electronics markets. With a market share of more than 50% in automotive and a strong position in PNDs in the higher growth emerging markets, our Automotive & PND business unit is well positioned to benefit from strong growth in its markets.

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

For 2011 overall, we reiterate our expectation to continue growing revenues.

Business Units

Our business is organised into three business units which represent our reportable segments: Handsets (HBU), Audio & Consumer (ACBU) which includes headsets, PCs and consumer products and Automotive & Personal Navigation Devices (APBU). As stated above segment information for the period prior to the acquisition of SiRF does not include SiRF’s financial results.

In 2010, approximately 42% of revenue was generated by the HBU segment, approximately 30% was generated by the ACBU segment and approximately 28% was derived from the APBU segment. This compared to 52%, 27% and 21% respectively in 2009. Revenues from products historically made by SiRF are primarily in the APBU and HBU segments, although a small portion are in the ACBU segment; the acquisition of SiRF thus has had the biggest impacts on the results of operations in the HBU and APBU segments.

HBU segment During 2010, overall revenue in our Handset Business Unit increased by 9% to $339.1 million, compared with $310.8 million in 2009. A further discussion of HBU revenue is given in the Financial Performance section below.

Our handset performance was constrained by our low share of the Smartphone market and production delays at one of our lead customers for our CSR8000 product. Our continued strong sales in the feature phone market partially offset this weakness.

The feature phone market remains substantial, with expected shipments of more than 700 million units per year, and we have been gaining share within this market for all our technologies. We expect to continue to perform well in feature phones in 2011. We have a clear strategy to improve our position in Smartphones as discussed on page 3 and we are committed to strengthening our position in this market segment.

Our latest Bluetooth and GPS products – the CSR8810 and SiRFstarIV devices – are currently being shipped in increasing volumes with Tier One OEMs. In GPS, we have secured an important additional Tier One design win, and we see opportunity for more design wins in 2011. The CSR9800, our 40nm Bluetooth + Wi-Fi + CSR µEnergy combination chip, is on track to sample with customers this summer, when we also plan to launch SiRFstarV, a highly differentiated GPS device that incorporates “Deep Indoors” location technology. Both devices are receiving positive feedback and we believe they provide the opportunity for us to secure design wins in the Smartphone market in late 2011 that would increase our penetration of the Smartphone market in 2012.

Technologies such as Bluetooth low energy and Wi-Fi Direct are providing new opportunities for discrete solutions in Smartphones and in feature phones. Our platform partnership with Infineon Technologies is progressing well and has resulted in increased interest in our Bluetooth and Wi-Fi technologies for adoption into feature phones in 2011 and beyond. In addition to the Tier One customer currently commencing production with our CSR8810 on the Infineon platform, this partnership is generating interest in emerging economies such as China. The wireless solutions business of Infineon has recently been acquired by Intel, another company with which we have historically had a strong working relationship, and we look forward to continuing these initiatives with Intel.

HBU underlying operating loss was $25.2 million compared to an underlying operating profit of $4.6 million in 2009 (2008: underlying operating loss of $8.5 million). The HBU underlying operating loss in 2010 was as a result of increased investment in HBU product developments compared to investment in 2009. The 2009 HBU underlying operating profit represented an increase in earnings for this segment of $13.1 million, this was as a result of lower HBU product development costs in 2009 when compared to 2008.

ACBU segment Revenue in our Audio & Consumer Business Unit increased by 46% in 2010 to $238.4 million, compared with $163.3 million in 2009. A further discussion of ACBU revenue is given in the Financial Performance section below. This strong growth is a result of maintaining our leadership position in headsets and market share gains in the gaming and PC markets, as well as the incremental growth of new markets such as digital still cameras, athletic watches and wireless speakers. While Bluetooth remains our primary technology in this market, GPS penetration continues to increase as devices such as digital still cameras and athletic watches implement location-based functionality to enhance the user experience.

In the audio space, we remain the market leader, with more than 70% of the overall headset market, and more than 90% of the emerging stereo headset market. In the fourth quarter, CSR won 75% of all new headset designs, about 25% of which were for stereo headset devices. New designs launched recently included headsets from Bose, Creative and Motorola, as well as wireless speakers from Aliph for the JAMBOX and Creative for the ZiiSound. The aptX acquisition we made last year has further enhanced our offering in this market. For example, last month at the Consumer Electronics Show (CES) in Las Vegas, Samsung announced that it would incorporate our aptX hi-fi quality Bluetooth stereo technology into a broad range of its mobile devices and accessories. ID8 also chose this technology for its ultra-slim designer Bluetooth headset, the MoGo Talk HD1. We believe that further deployment of aptX into the handset market will drive additional demand for the technology in the automotive and headset market segments, as well as in other mobile devices.

We continue to gain market share within the PC market with our PC Wi-Fi provider partners and within the tablet market for our Bluetooth and GPS technologies. Recently Intel Corporation, one of our PC partners, introduced two new Wi-Fi + Bluetooth chips as part of the Intel Centrino Wireless product line. These are the first of the Intel branded products to be launched using our Bluetooth IP, which Intel is licensing from CSR. In the fourth quarter, we also won an additional PC design with a Tier One PC manufacture and won a number of tablet designs in Asia. We recently announced our latest PC Bluetooth® Module, BlueSlim2, which is a qualified Bluetooth module reference design for notebooks, netbooks and tablets, providing a fast, simple and cost-effective route for original equipment manufacturers (“OEMs”) to integrate the latest Bluetooth functionality into PC module designs. In the gaming market, our lead customer is expected to maintain its strong position.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

In other consumer devices, our GPS solutions are picking up momentum in markets where geo-tagging and location-aware applications gained popularity last year. In the fourth quarter, we won a number of new design wins for digital still cameras and athletic watches.

As we look to 2011 and beyond, demand for the products we offer in the audio and consumer markets continues to grow. We intend to build on our strong position in many of the markets to support further growth in our Audio & Consumer Business during 2011.

ACBU underlying operating profit was $59.4 million compared to an underlying operating profit of $6.2 million in 2009 (2008: underlying operating profit of $63.4 million). The increased underlying operating profit in 2010 compared to 2009, was as a result of segment revenue increasing more than segment costs. The decrease in segment underlying operating profit between 2008 and 2009 was due to the significant reduction in revenue, as the costs attributed to this segment did not decrease to the same extent.

APBU segment In 2010, our Automotive & PND business unit grew year on year by 75% to $223.1 million, compared with $127.3 million in 2009. A further discussion of APBU revenue is given in the Financial Performance section below. This strong growth was in spite of the capacity constraints we experienced in the second half of the year and is a result of higher attach rates for our technologies in the automotive market where we hold the leading position, and PND growth in emerging markets.

Looking forward, we expect strong growth as overall demand for connectivity and location solutions in the car strengthens, and vehicles become a major connectivity centre for infotainment and telematics applications. Our emerging market customers continue to see significant growth opportunities where penetration rates are still relatively low and where we have a strong market position.

Evidence of the strong growth of the Connectivity Centre in the automotive market was apparent at the Consumer Electronics Show (CES) in Las Vegas where several new automotive products that use CSR’s technologies were introduced. General Motors announced an after-market version of their OnStar communications system that utilises CSR’s Bluetooth and GPS technology. Hyundai launched at CES its BlueLink® Telematics platform, which incorporates more than 30 innovative connectivity functions and core safety services, including maintenance alerts, remote door lock/unlock capabilities, remote start, and “geofence" text-message alert for parents of young drivers, and stolen vehicle slowdown and recovery features. BlueLink® incorporates CSR’s Bluetooth technologies. We have also been leveraging our strong market position in Bluetooth to captialise on growing demand for CSR’s automotive grade Wi-Fi solution. In recent trade shows, Tier One suppliers have given early demonstrations of technologies using CSR Wi-Fi solutions within the automotive sector.

Several CSR Bluetooth and GPS automotive design wins began production in the fourth quarter, including those for Audi, Ford and Toyota. In addition, our SiRFprimaII platform for the automotive market, which is in advanced stages of development, is generating strong customer interest. We now have four lead customers across three different APAC (Asia Pacific) regions for this multifunction location platform. This is a direct result of our efforts to move our system-on-chip platforms into high-end PNDs and in-dash automobiles, where we enjoy higher gross margins for our automotive-grade quality and complete platform solution.

Looking ahead, growth trends for connectivity technologies in the Automotive & PND markets are expected to be strong, driven by increased attach rates as well as emerging applications. With a leading market share in automotive and a strong position in PNDs in the higher growth emerging markets, CSR is well positioned to benefit from these growth trends. We also expect to see incremental growth in the second half of the year, once we have resolved our previously announced capacity constraint issues for this market. In addition, as our best-in-class audio technology, aptX, gains broad adoption in handsets and portable consumer devices, we believe there is an opportunity to expand that technology to the car as well.

APBU underlying operating profit was $44.8 million compared to an underlying operating profit of $16.0 million in 2009 (2008: underlying operating profit of $18.0 million). The increased underlying operating profit in 2010 compared to 2009 was as a result of segment revenue increasing more than segment costs. The small decrease in segment underlying operating profit between 2008 and 2009 was due to an increase in development costs for GPS automotive products following the acquisition of SiRF, which more than offset the increase in revenue, as the costs incurred for Bluetooth developments were small.

Market Overview

Our results of operations during 2008-2010 were materially affected by the following trends, several of which are likely to continue and which we expect are likely to affect performance in 2011. These include:

•	change in the size of the market for short-range wireless voice and data communications and location, and location-based services;

•	general economic conditions which affect the level of demand from retail consumers for the connectivity, location and audio products which use our technology;

•	the impact of intense competition from third parties, including in respect of product features, pricing strategies and release of new products;

•	the recognised trend in the semiconductor industry for declining average selling prices;

•	the tendency for demand for consumer products to be affected by seasonality;

•	cyclical trends in the semi-conductor industry generally;

•	the growth in revolutionary new products such as smartphones and tablet PCs;

•	restructuring in the semiconductor industry arising from the economic downturn which can affect the availability of sufficient capacity to meet our demands for integrated circuits; and

•	fluctuations in currency exchange rates which can affect CSR’s costs in light of the global nature of its business.

8/9

Directors’ report

Business and financial review continued

Our current product portfolio has target markets including connectivity technologies such as Bluetooth and Wi-Fi; location technologies such as GPS and audio technologies including FM and codecs, all focused on handsets, consumer, audio, automotive and PND applications. We believe that these markets increased by around 15% in value terms in 2010. A large part of the growth was in the Wi-Fi and smartphone markets, where we have yet to establish a strong presence; however, we did increase our revenues by around 17% in 2010 compared to a 2009 revenue comparative which includes SiRF’s first half revenue pre-acquisition of $82.5 million which has been derived from SiRF’s accounting records, as well as CSR’s IFRS revenue of $601.4 million. This principally reflects growth in the higher ASP (average selling price) markets of our audio and consumer and automotive and PND businesses.

Handsets In handsets, the total market showed some growth compared to 2009, following the small decline in 2009; we estimate that the smartphone sector grew by over 50% with much lower growth in feature phones and a decline in the ultra low cost sector. The momentum behind smartphones has continued, with Apple, Nokia, RIM and other established brands concentrating on this sector. Attach rates continued to grow for Bluetooth, Wi-Fi and GPS in phones of all kinds. The growth in smartphones is driving the adoption of combo chips.

Audio and Consumer As we look to 2011 and beyond, demand for the connectivity, location and audio technologies we offer in the audio and consumer markets is expected by industry analysts to grow at an annual compound growth rate of more than 15%.

Automotive and PND Industry analysts forecast that growth trends for connectivity technologies in the Automotive and PND markets are expected to be strong at a more than 25% compound annual growth rate. The growth is expected to be fueled by increased attach rates as well as emerging applications.

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

Revenue derived from the supply of integrated circuits featuring our Bluetooth technologies remained the most significant part of our revenue in 2010.

We rely on our suppliers to provide the volumes of integrated circuits sufficient to meet the demands for our products from our customers. The economic downturn through 2009 resulted in measures being taken by a number of foundries that manufacture, assemble and test integrated circuits to restructure their businesses, resulting in a contraction of overall capacity for the supply of integrated circuits.

Product Life Cycle

During 2010, BC6 ROM, our Bluetooth device aimed at the mobile phone segment was again our largest revenue generating product, with the SiRFstarIII GPS chip being the next most significant. BC4 ROM, our largest shipping product in 2006, 2007 and 2008 started to reach the end of its useful life. In 2011, we expect BC6 ROM to continue as the largest shipping device, whilst SiRFstarIII is still expected to make a very material contribution. New products such as SiRFstarIV, SiRFatlasV and CSR8000 are all expected to contribute significantly to 2011 revenue.

Looking further into the future, we expect SiRFprimaII, SiRFstarV and CSR9800 our combination Bluetooth, Wi-Fi and Bluetooth low-energy device to make a meaningful contribution to revenue from 2012 onwards.

Financial Performance

The following table summarises our income statement:

	2010 $ million	2009 $ million	2008 $ million
Revenue	800.6	601.4	694.9
Other cost of sales	(418.4)	(333.1)	(385.1)
Amortisation of acquired intangible assets	(5.7)	–	–
Gross profit	376.5	268.3	309.8
Other research and development expenses	189.2	155.5	147.9
Share-based payment charges	5.7	6.8	4.8
Amortisation of acquired intangible assets	5.0	7.4	5.4
Total Research and development expenses	199.9	169.7	158.1
Other sales, general and administrative expenses	114.1	85.9	89.1
Asset impairment	–	–	52.9
Amortisation of acquired intangible assets	3.5	2.0	–
Share-based payment charges	4.0	3.8	2.8
Integration and restructuring expenses	1.1	12.2	14.4
Litigation settlement	59.8	–	–
Deferred tax adjustment to goodwill	–	–	1.0
Acquisition-related fees	0.4	10.6	–
Total Sales, general and administrative expenses	182.9	114.5	160.2
Operating loss	(6.3)	(15.9)	(8.5)
Investment revenue	0.8	1.9	6.1
Finance costs and other gains and losses	(0.3)	(0.2)	(4.1)
Loss before tax	(5.7)	(14.2)	(6.5)
Tax	22.3	2.9	(0.5)
Profit (loss) for the period	16.6	(11.3)	(6.9)

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

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

In the following sections and elsewhere in this Annual Report we discuss the following non-GAAP measures:

•	“Underlying research and development expenses” which is equivalent to the heading “Other research and development expenses” in the table above;

•	“Underlying sales, general and administration expenses” which is equivalent to the heading “Other sales, general and administration expenses” in the table above;

•

“Underlying gross profit” which represents “Revenue” less “Cost of sales” in the table above, and excludes “Amortisation of acquired intangible assets” recorded before “Gross Profit” in the table above;

•	“Underlying cost of sales” which represents “Cost of sales” less “Amortisation of acquired intangible assets”;

•	“Underlying operating profit” which represents “Underlying gross profit” after deduction of “underlying research and development” and “underlying sales, general and administrative expenses”;

•

“Underlying net profit” which represents “underlying operating profit”, plus investment income, less finance costs and tax, excluding the tax effects of the adjustments made to underlying operating profit and the recognition of deferred tax assets for acquired tax losses;

•	“Underlying tax” which represents “Tax” excluding the tax effects of the adjustments made to underlying operating profit and the recognition of deferred tax assets for acquired tax losses;

•	“Underlying diluted earnings per share” which represents underlying net profit divided by the weighted average number of diluted shares; and

•	“Free cash flow” which represents cash generated by operations, less amounts spent on tangible and intangible fixed assets.

For a detailed discussion of the reasons behind this presentation and full reconciliations of each measure to the most directly comparable IFRS measure, refer to pages 30 to 33.

The following table presents revenue, cost of sales, underlying cost of sales, gross profit, underlying gross profit, total research and development expenses, underlying research and development expenses, total sales, general and administrative expenses, underlying sales, general and administrative expenses, operating (loss) profit and underlying operating profit, all in absolute terms and as a percentage of revenue, for 2010 and 2009:

	2010		2009		Increase/ (decrease) $ million	% change
	Amount $ million	% of Revenue	Amount $ million	% of Revenue
Revenue	800.6	100	601.4	100	199.2	33.1
Cost of sales	424.0	53.0	333.1	55.4	90.9	27.3
Underlying cost of sales	418.4	52.3	333.1	55.4	85.3	25.6
Gross profit	376.6	47.0	268.3	44.6	108.3	40.4
Underlying gross profit	382.2	47.7	268.3	44.6	113.9	42.5
Research and development expenses	199.9	25.0	169.7	28.2	30.2	17.8
Underlying Research and development expenses	189.2	23.6	155.5	25.9	33.7	21.7
Sales, general and administrative expenses	182.9	22.8	114.5	19.0	68.4	59.7
Underlying sales, general and administrative expenses	114.1	14.3	85.9	14.3	28.2	32.8
Operating loss	(6.3)	(0.8)	(15.9)	(2.6)	9.6	(60.4)
Underlying operating profit	79.0	9.9	26.9	4.5	52.1	193.7

10/11

Directors’ report

Business and financial review continued

The following table presents revenue, cost of sales, gross profit, total research and development expenses, underlying research and development expenses, total sales, general and administrative expenses, underlying sales, general and administrative expenses, operating loss and underlying operating profit, all in absolute terms and as a percentage of revenue, for 2009 and 2008 (underlying cost of sales and underlying gross profit are not shown as they are the same as cost of sales and gross profit respectively):

	2009		2008		Increase/ (decrease) $ million	% change
	Amount $ million	% of Revenue	Amount $ million	% of Revenue
Revenue	601.4	100	694.9	100	(93.5)	(13.5)
Cost of sales	333.1	55.4	385.1	55.4	(52.0)	(13.5)
Gross profit	268.3	44.6	309.8	44.6	(41.5)	(13.4)
Research and development expenses	169.7	28.2	158.1	22.8	11.6	7.3
Underlying Research and development expenses	155.5	25.9	147.9	21.3	7.6	5.1
Sales, general and administrative expenses	114.5	19.0	160.2	23.1	(45.7)	(28.5)
Underlying sales, general and administrative expenses	85.9	14.3	89.1	12.8	(3.2)	(3.6)
Operating loss	(15.9)	(2.6)	(8.5)	(1.2)	(7.4)	(87.1)
Underlying operating profit	26.9	4.5	72.8	10.5	(45.9)	(63.0)

Revenue Our revenue in 2010 increased to $800.6 million representing a 33% increase on 2009 revenue ($601.4 million). During 2009, we acquired SiRF which, had it been acquired on the first day of 2009, would have contributed a total of $212.5 million of GPS revenue in the year. In 2010, we recorded a full year of GPS revenues totalling $273.9 million. The remaining growth was driven by our legacy Bluetooth business.

The increase in revenue was achieved despite the volume-weighted average selling price across all products declining by 1% from 2009 to 2010. Volume weighted average selling prices declined for both Bluetooth and GPS products, however, these declines were substantially offset by the higher proportion of revenues from GPS products which have a higher average selling price (although they are subject to the trend for decline described above).

We saw particularly strong growth in our automotive and PND and audio and consumer businesses, which are described further below. This positive impact was offset to an extent by weakness in our handset business, where our lack of penetration in smartphones and the related trend favouring combination devices have meant that the handset business was able to achieve only modest growth.

Our revenue in 2009 fell to $601.4 million, representing a 13% decrease on 2008 revenue ($694.9 million). Excluding SiRF GPS revenue, our revenue declined by $223.5 million, or 32%, in 2009. We believe that over the same period, the Bluetooth market increased by around 10% in terms of total units sold, although our units sold fell by 16%. SiRF’s contribution to revenue since its acquisition on 26 June 2009 reduced the revenue decline by approximately $130.0 million.

There were two primary reasons for our declining sales volumes from 2008 to 2009. The first was the loss of market share in handsets, due to the loss of a Bluetooth+FM programme with our BC5 FM chip at one of our largest customers. The second was the overall decline in the headset market, which we believe fell by around 50% in revenue terms, with our business impacted to a similar extent.

There was a further revenue impact due to the volume-weighted average selling price declining by around 8% year on year. Average selling price for the legacy CSR Bluetooth business declined by around 20% but this was partially offset by the higher average selling price for SiRF products.

In the second half of 2009, as expected, we commenced volume shipments of our BC7000 devices to several major customers of the handset business unit, which had a positive impact on revenue and there was further growth in revenue from this product in 2010.

The proportion of revenue derived from our top ten customers has fallen to 50% from 54% in 2009 (2008: 67%). The SiRF acquisition in 2009 has brought increased diversity to our customer base and has significantly reduced our dependency on several key customers. Our largest customer represented 14% of revenue in 2010 compared to 11% in 2009 and 19% in 2008.

Segment analysis The following table presents CSR’s segmental revenue for 2010, 2009 and 2008. SiRF revenue is included in this data only for the portion of 2009 following the acquisition on 26 June 2009.

	2010 $ million	2009 $ million	2010 vs. 2009 % change	2008 $ million	2009 vs. 2008 % change
Handsets Business Unit	339.1	310.8	9.1	344.2	(9.7)
Audio & Consumer Business Unit	238.4	163.3	46.0	299.6	(45.5)
Automotive & PND Business Unit	223.1	127.3	75.3	51.1	149.1
Total	800.6	601.4	33.1	694.9	(13.5)

Results for each business unit are regularly reviewed in various forums by senior management, including the CEO and CFO to understand how they have impacted the results of the Group and to assist in the allocation of resources.

HBU segment Handset segment revenue, which represented 42% of our total revenue in 2010, increased 9.1% compared to 2009, as 2010 included the impact of a full year of SiRF GPS revenue.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Non-GPS revenues fell due to normal reductions in weighted average selling prices, whilst volume shipments increased. Growth was constrained by our low share of the smartphone market and the delayed production increase at one of our lead customers for our CSR8000 product.

The net decline in the legacy Bluetooth business was more than offset by the increased revenue from GPS shipments which increased as a result of including a full year of the GPS business. Second half GPS revenues in this segment increased by 9% compared to the second half of 2009, although shipment volumes increased by more than this as a major customer switched volume production to a new lower cost device.

Handset segment revenue, which represented around half of our total revenue in 2009 decreased around 10% in 2009 compared to 2008. This was mainly due to the loss of market share arising from a lost Bluetooth+FM programme.

These effects were partially offset by the increased revenue from GPS shipments in the second half of the year, following the acquisition of SiRF. The GPS derived revenue in the HBU segment represented approximately $52 million out of the total GPS revenue of approximately $130 million following the acquisition of SiRF.

ACBU segment Audio & Consumer segment revenue, which represented 30% of our total revenue in 2010, increased 46% compared to 2009, when it represented 27% of total revenue. In 2010, this includes the impact of a full year of SiRF GPS revenue.

ACBU revenues grew in all their markets. The majority of the growth came from the headset market, where shipment volumes increased and revenues increased significantly as the market oversupply problems experienced in the first half of 2009 did not recur. There was also significant strength in the gaming market where revenues grew as a result of the launch of new products and increased market share for our main end customer in this market. GPS revenues in this segment almost doubled as GPS technology was included in more cameras and fitness applications. Bluetooth revenues increased from the PC market as we won a number of new customers.

Audio & Consumer segment revenue decreased 46% in 2009 compared to 2008. Headset revenue was adversely impacted during 2009 by a decline in the total headset market of around 50%, as a result of the headset supply chain being significantly oversupplied during the first half of 2009, due to the build up of inventory during the second half of 2008 and the global economic downturn. These levels of inventory had largely cleared by the start of the second half of the year, with the result that order levels recovered, better reflecting underlying market demand.

APBU segment Automotive & PND segment revenue, which represented 28% of our total revenue in 2010, increased 75% compared to 2009, when it represented 21% of total revenue. 2010 includes the impact of a full year of SiRF GPS revenue.

First half revenues in this segment grew from $14.1 million in the first half of 2009 to $104.5 million in the first half of 2010, mainly as a result of the inclusion of SiRF GPS revenues.

Bluetooth revenues showed strong growth in both PNDs and automotive applications. Second half revenues in this segment increased by around 5% compared to the second half of 2009, although sales were constrained during the second half of 2010 due to the limited manufacturing capacity of one supplier for some devices.

Automotive & PND segment revenue increased 149% in 2009 compared to 2008, when it represented 7% of total revenue. The increase was due to the SiRF GPS revenue after the acquisition, with Bluetooth revenue performing relatively well and remaining flat against 2008 in a challenging market.

Geographical analysis We operate in four principal geographic areas – the UK, the rest of Europe, the Americas (particularly the USA) and Asia. The table below provides, for the periods indicated, our revenue from external customers by geographical location, on the basis of customers’ manufacturing location:

	52 weeks ended 31 December 2010 $ million	52 weeks ended 1 January 2010 $ million	53 weeks ended 2 January 2009 $ million
UK	6.6	0.3	1.0
Rest of Europe	110.2	69.2	62.8
USA (including the Americas)	92.3	62.5	45.1
Asia	591.5	469.4	586.0
	800.6	601.4	694.9

Major Customers Sales to our largest customer accounted for approximately 14% of revenue (approximately $115.2 million) in 2010, compared with 11% of revenue (approximately $67.8 million) in 2009 and 19% of revenue ($135.0 million) in 2008. In 2010, only our largest customer exceeded 10% of revenue in the period. In 2009, sales to our second largest customer also contributed nearly 11% of revenue or approximately $63.9 million. In 2008, sales to the second largest customer contributed 11% of revenue (approximately $75.6 million). In 2010, revenue from our top five customers represented 42% of total revenue, as compared to 43% in 2009 and 50% in 2008.

Gross profit Gross profit consists of revenue less cost of sales. In 2010, our gross margin, which is the ratio of gross profit to revenue increased to 47.0% of revenue, from 44.6% in 2009. In absolute terms, gross profit increased from $268.3 million to $376.6 million in 2010, an increase of 40.4%.

12/13

Directors’ report

Business and financial review continued

Gross profit is stated after charging $5.6 million of amortisation of intangible assets which were recognised on the acquisition of SiRF in 2009 and related to products in development at that time. During 2010, these products started shipping in volume and the amortisation was therefore charged to cost of sales, whilst in 2009 it was charged to research and development as the products developed from the acquired intangible assets had not yet been launched. Excluding this charge, the underlying gross margin was 47.7%.

The underlying gross margin increased from 44.6% in 2009 to 47.7% in 2010 due to a combination of the fair value adjustment in 2009 which reduced the 2009 gross margin by 1%, the increased proportion of GPS revenues as a result of the inclusion of a full year of GPS revenues, and the mix away from the handset business unit to the other segments which generally have a higher gross margin.

In 2009, our gross margin, the ratio of gross profit to revenue, remained at 44.6% of revenue, the same as in 2008. In absolute terms, gross profit fell to $268.3 million from $309.8 million in 2008, a decrease of 13.4%.

The 2009 gross profit is stated after a $5.8 million charge for fair valued inventory acquired in connection with the acquisition of SiRF; the $5.8 million fair value adjustment had a negative effect of 1% on the gross margin.

The acquisition of SiRF had a significant favourable impact on gross margins and increased the second half gross margin percentage. We estimate that SiRF’s historical gross margins on a comparable basis to CSR were around 47% for 2008 and 54% in 2007, which are above the levels historically achieved by CSR. Our gross margin in the first half of 2009 was 41.2% and this increased to 46.4% in the second half of the year due to a significant improvement in the Bluetooth margins achieved and the acquisition of SiRF as there are generally higher gross margins on GPS products.

Research and development R&D expense consists of total research and development which is further broken down into underlying research and development, share-based payment charges and amortisation of acquired intangible assets. Underlying R&D consists primarily of staff costs, engineering costs and depreciation. The following table sets forth the primary components of R&D expenses during the 2010 and 2009 fiscal years:

	2010		2009		2010 vs. 2009 Increase $ million	2010 vs. 2009 % change
	Amount $ million	% of Revenue	Amount $ million	% of Revenue
Research and development
Underlying research and development	189.2	23.6	155.5	25.9	33.7	21.7
Share-based payment charges	5.7	0.8	6.8	1.1	(1.1)	(16.2)
Amortisation of acquired intangible assets	5.0	0.6	7.4	1.2	(2.4)	(32.4)
Total	199.9	25.0	169.7	28.2	30.2	17.8

In 2010, R&D costs were $199.9 million, a 17.8% increase from the $169.7 million of R&D expenditure in 2009.

Underlying R&D expenditures in 2010 were $189.2 million, an increase of 22% compared to expenditures of $155.5 million in 2009. The increase was due to the inclusion of a full year of costs following the acquisition of SiRF in 2009, which was offset by the impact of synergies arising in the second half of 2009 as a result of the combination of the CSR and SiRF R&D departments and the investment in increased headcount in 2010 as we sought to enhance our development capability in specific areas, particularly in Wi-Fi. The combination of the acquisition of SiRF and these targeted personnel additions led to average R&D headcount increasing from 811 in 2009 to 1,041 in 2010. Combined R&D headcount as at the completion of our acquisition of SiRF was 1,014.

We also spent approximately $9 million on intellectual property for inclusion in some of our next generation of System on Chip products where customers are demanding increased processor power.

Share-based payment charges decreased by around $1 million from 2009 to 2010, mainly due to changes in our assessments of the likely achievement against performance targets.

The decline in amortisation of acquired intangible assets was a combination of the inclusion of a full year of amortisation for the assets recognised on the acquisition of SiRF in 2009, which was more than offset by the allocation of amortisation to cost of sales as described above under “Gross Profit”.

We expect our spending on research and development to continue to grow on an absolute basis.

The following table sets forth the primary components of R&D expenses during the 2009 and 2008 fiscal years:

	2009		2008		2009 vs. 2008 Increase $ million	2008 vs. 2009 % change
	Amount $ million	% of Revenue	Amount $ million	% of Revenue
Research and development
Underlying research and development	155.5	25.9	147.9	21.3	7.6	5.1
Share-based payment charges	6.8	1.1	4.8	0.7	2.0	41.6
Amortisation of acquired intangible assets	7.4	1.2	5.4	0.8	2.0	38.2
Total	169.7	28.2	158.1	22.8	11.6	7.3

In 2009, R&D costs were $169.7 million, a 7.3% increase from the $158.1 million of R&D expenditure in 2008, mainly due to the increased headcount in the second half of 2009 following the acquisition of SiRF (2009 average headcount: 811, 2008 average

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

headcount: 697). However, these increases were partially offset by the savings made in the Q4 2008 restructuring programme which saved $20 million across all operating expense categories, and the synergy restructuring programme implemented at completion of the acquisition, which aimed to make $35 million of annualised savings across all operating expense categories within 60 days. These targets were successfully met and delivered ahead of schedule.

The remaining increase in R&D expense was mainly due to the acquisition of SiRF: share options that had been issued to SiRF employees before the completion date were rolled over into CSR share options, leading to a $2.0 million increase in the R&D share-based payment charge in 2009 and amortisation of intangible assets recognised on acquisition contributed a further $2.0 million of the increase.

Sales, General & Administrative Sales, General & Administrative (SG&A) consists of total sales, general and administrative expenses which is further broken down into underlying sales, general and administrative expenses, asset impairment, amortisation of acquired intangible assets, share-based payment charges, acquisition fees, integration and restructuring expenses and litigation dispute settlement costs.

The following table presents the components of SG&A during the 2010 and 2009 fiscal years:

	2010		2009		2010 vs. 2009 Increase/ (decrease) $ million	2010 vs. 2009 % change
	Amount $ million	% of Revenue	Amount $ million	% of Revenue
Sales, general and administrative
Underlying sales, general and administrative expenses	114.1	14.3	85.9	14.3	28.2	32.8
Amortisation of acquired intangible assets	3.5	0.4	2.0	0.3	1.5	1.7
Share-based payment charges	4.0	0.5	3.8	0.6	0.3	7.9
Integration and restructurings	1.1	0.1	12.2	2.0	(11.1)	(91.0)
Litigation settlement	59.8	7.5	–	–	59.8	–
Acquisition-related fees	0.4	0.0	10.6	1.8	(10.2)	(96.2)
Total	182.9	22.8	114.5	19.0	68.4	59.7

Sales, general and administrative costs in 2010 were $182.9 million, representing a 59.7% increase from $114.5 million in 2009, the most significant reason for the increase was the litigation dispute settlement charge of $59.8 million, at the end of 2010.

The settlement charge was the result of the comprehensive settlement on 10 January 2011 of all outstanding litigation with Broadcom. The settlement includes all litigation ongoing between SiRF and Broadcom at the time of the acquisition of SiRF by CSR in June 2009. The terms included a covenant by each party, expiring in January 2016, not to sue the other or any third parties, including the other’s customers, for infringement based on the use of the other's products.

In connection with this comprehensive settlement, CSR has agreed to make an initial payment of $5 million and payments of $12.5 million per year for five years. This was recorded in the 2010 results at the net present value of $59.8 million. Prior to the commencement of mediation in December 2010 the amount of any liability was not readily estimateable and no cash outflow was considered probable.

This increase in SG&A expenditures was offset by decreases in acquisition-related fees of $10.2 million as we incurred $10.6 million on the acquisition of SiRF in 2009, whereas we only incurred $0.4 million on the acquisition of APT Licensing Limited in 2010.

Integration and restructuring charges in 2010 of $1.1 million related to the closure of our Stockholm office in the fourth quarter of 2010, and mainly represents employee severance costs. In 2009, we incurred integration and restructuring costs of $12.2 million which related to the reorganisation following the acquisition of SiRF.

There was a charge of $3.5 million (2009: $2.0 million) for the amortisation of acquired intangible assets, this was the amortisation of customer relationships and trade names recognised on the acquisition of SiRF.

Underlying sales, general and administrative expenses were $114.1 million representing a 32.8% increase compared to 2009 underlying sales, general and administrative expenses of $85.9 million. This increase was as a result of higher litigation costs, principally in connection with the work prior to settlement of the litigation with Broadcom and the inclusion of a full year of SiRF costs, although these were partially mitigated by the synergies achieved in the second half of 2009 (2010 average headcount: 422, 2009 average headcount 356). Combined SG&A headcount immediately following the SiRF acquisition was 430. Following the Broadcom settlement, we anticipate a consequential reduction of at least $10 million per annum in our operating expenses for 2011 after allowing for planned growth in other areas.

14/15

Directors’ report

Business and financial review continued

The following table presents the components of SG&A during the 2009 and 2008 fiscal years:

	2009		2008		2009 vs. 2008 Increase/ (decrease) $ million	2009 vs. 2008 % change
	Amount $ million	% of Revenue	Amount $ million	% of Revenue
Sales, general and administrative
Underlying sales, general and administrative expenses	85.9	14.3	89.1	12.8	(3.2)	(3.6)
Impairment of assets	–	–	52.9	7.6	(52.9)	(100.0)
Amortisation of acquired intangible assets	2.0	0.3	–	–	2.0	–
Share-based payment charges	3.8	0.6	2.8	0.4	1.0	35.7
Integration and restructuring	12.2	2.0	14.4	2.1	(2.2)	(15.3)
Deferred tax adjustment to goodwill	–	–	1.0	0.1	(1.0)	(100.0)
Acquisition-related fees	10.6	1.8	–	–	10.6	–
Total	114.5	19.0	160.2	23.1	(45.7)	(28.5)

Sales, general and administrative costs in 2009 were $114.5 million, representing a 28.5% decrease from $160.2 million in 2008, the largest change being the impairment of $52.9 million recognised in 2008, which did not recur. The costs of the Q4 2008 restructuring at $14.4 million were slightly higher than the 2009 integration and restructuring programme associated with the acquisition of SiRF which totalled $12.2 million. The main components of this charge in 2009 were onerous lease charges of $2.2 million, severance costs of $4.3 million and consultancy costs of $4.5 million.

Acquisition fees were $10.6 million, which included brokers’ fees, reporting accountant fees and legal fees associated with the acquisition of SiRF. These were charged to the income statement in accordance with International Financial Reporting Standard 3 (revised 2008), which CSR adopted for the 2009 financial reporting period. Under the rules of the previous IFRS3 applied to our previous acquisitions, these costs would have been included within the cost of the investment and ultimately within goodwill.

There was a charge of $2.0 million for the amortisation of acquired intangible assets in 2009, which was the amortisation of customer relationships and trade names recognised on the acquisition of SiRF.

Underlying sales, general and administrative expenses were $85.9 million representing a 3.6% decrease compared to 2008 underlying sales, general and administrative expenses of $89.1 million. There was an increase in the cost base as a result of the acquisition of SiRF; however, the impact of this was more than offset by the cost savings as a result of both the Q4 2008 restructuring and the 2009 synergy programme. There was a further decrease as the 2008 expenses include approximately $2.0 million on independent consultants retained in connection with our operational assessment.

Operating Result The operating loss for 2010 was $6.3 million compared to a loss of $15.9 million in 2009. The decreased loss was primarily the result of higher revenue and gross profit, which was significantly offset by increased operating expenses, which were $382.8 million in 2010 compared with $284.2 million in 2009, an increase of 35%, and primarily attributable to the Broadcom settlement charges.

The operating margin in 2010 (including the operating expense items noted above) was a loss of 0.8% compared to a loss of 2.6% in 2009.

Underlying operating profit for 2010 was $79.0 million compared to $26.9 million for 2009. The underlying operating margin for 2010 was 9.9% compared to 4.5% in 2009.

The operating loss for 2009 was $15.9 million compared to a loss of $8.5 million in 2008. Underlying operating profit for 2009 was $26.9 million compared to an underlying operating profit of $72.8 million in 2008.

Investment revenue Our investment income primarily represents interest earned on our cash and cash equivalents. During 2010, we had a monthly average of $429.1 million in cash, cash equivalents and treasury deposits, which represents an increase of 27% from the monthly average of $336.7 million in 2009. A major reason for the increase was the cash, cash equivalents and treasury deposits of $111.5 million acquired through the acquisition of SiRF which were included in the average for a full year in 2010.

Investment income decreased to $0.8 million in 2010 compared to $1.9 million in 2009: although the base rates in the UK and US remained unchanged, there were a significant number of longer term deposits placed in 2008 before the rates began to decline, which matured in the early part of 2009 and increased the investment income in that year above the level indicated by base rates.

Investment income decreased to $1.9 million in 2009 compared to $6.1 million in 2008, as a result of significantly lower UK and US interest rates.

Finance costs and other gains and losses Finance costs consist of interest expense and similar charges, unwinding of discount on contingent consideration and foreign exchange losses. Our finance costs amounted to $0.3 million in 2010, a small increase compared to $0.2 million in 2009.

Our finance costs amounted to $0.2 million in 2009, a 95% decrease compared to $4.1 million in 2008. This decrease was primarily due to a loss of $2.6 million for 2008 in foreign exchange translations due to the reduction in the GBP:USD exchange rate during that year, and in 2009, there was a gain of $1.0 million as the GBP:USD exchange rate increased.

Tax The tax credit for 2010 was $22.3 million, compared to a credit of $2.9 million in 2009.

CSR plc Annual Report and Financial Statements 2010

Directors’

report

Business and financial review continued

The credit mainly resulted from the recognition of deferred tax assets, including the $11.9 million US tax losses described below and the $7.3 million R&D tax credit in the UK which will be carried forward against future year’s profits, as well as the lower tax rates for some of our subsidiaries, as described below.

The underlying effective tax rate for the year was 2.8%, which differed from the UK statutory rate of 28% due mainly to the additional deduction to be carried forward for the R&D tax credit ($7.3 million – 10%); the impact of lower tax rates in the various jurisdictions in which our subsidiaries operate primarily the Cayman Islands and Singapore, particularly related to the final year of operation of the legacy SiRF tax structure which was in place at the date of acquisition ($11.4 million – 15%). The underlying effective tax rate excludes the impact of the litigation settlement and the recognition of a deferred tax asset for the pre-acquisition losses of the SiRF US entity to the extent recovery is deemed probable ($11.9 million). These drive the reported rate of 391.4%. Other contributing factors include non-deductible expenses, the major element of which relates to share option charges.

The tax credit for 2009 was $2.9 million representing an effective tax rate of 20.6%, compared to a charge of $0.5 million in 2008.

Net income (loss) We recorded net income of $16.6 million in 2010, compared to a net loss of $11.3 million in 2009. This increase in our net income was mainly due to the higher revenue and gross profit which were offset by the increased operating expenses, which were $382.8 million in 2010 compared with $284.2 million in 2009, an increase of 35%. The litigation settlement charge was a primary reason for the increase in our operating expenses in 2010. A tax credit of $22.3 million was recorded as described above, which meant that we recorded net income of $16.6 million even though we recorded a loss before tax of $5.7 million. Underlying net profit increased to $77.4 million in 2010 from $30.7 million in 2009.

We suffered a net loss of $11.3 million in 2009, compared to a net loss of $6.9 million in 2008. Underlying net profit decreased from $64.2 million in 2008 to $30.7 million in 2009.

Earnings per share Basic and diluted earnings per share was $0.09 for 2010, compared to a basic and diluted loss per share of $0.07 for 2009. Underlying diluted earnings per share for 2010 was $0.43 per share, an increase of 115%, compared to $0.20 per share for 2009.

The 2010 earnings per share was again impacted by the issuance of 47.7 million shares in connection with the acquisition of SiRF in 2009, which increased by around 25 million the average weighted basic shares outstanding, and therefore had a $0.01 negative impact on the basic and diluted loss per share and a $0.07 negative impact on underlying diluted earnings per share.

Financial Position

	31 December 2010	1 January 2010
	$million	$million
Non-current assets
Goodwill	224.7	221.5
Other intangible assets	36.1	45.0
Property, plant and equipment	28.4	40.5
Investments	1.0	–
Deferred tax asset	28.1	4.3
	318.2	311.3
Current assets
Inventory	85.3	72.3
Derivative financial instruments	1.9	2.4
Trade and other receivables	112.6	104.8
Treasury deposits and investments	267.8	241.8
Cash and cash equivalents	172.3	170.6
	639.9	591.9
Total assets	958.2	903.2

Current liabilities	(134.7)	(126.4)
Non-current liabilities	(48.9)	(2.7)
Total liabilities	(183.6)	(129.1)

Net assets	774.6	774.1

Goodwill Goodwill arose on the acquisitions of aptX in 2010, SiRF in 2009, CPS and NordNav in 2007 and Clarity and UbiNetics during 2005. The balance of $224.7 million represents the goodwill from the aptX, SiRF, CPS, NordNav and Clarity acquisitions. The annual impairment review did not lead to any impairment of the goodwill balance.

Goodwill of $3.2 million was recognised on the acquisition of aptX during 2010, which was fully allocated to the audio and consumer segment as this is where we expect the future benefits from this acquisition to be realised.

Deferred tax asset The deferred tax asset increased from $4.3 million to $28.1 million. This was mainly as a result of the recognition of $11.9 million of SiRF’s pre-acquisition losses, based on, where relevant, forecast operating results based on approved business plans and $11.8 million of losses in the UK related to the loss incurred in the year as a result of the litigation settlement. Sufficient forecast profits exist in the appropriate jurisdictions to enable us to conclude that it is probable that these tax benefits will be realised.

16/17

Directors’ report

Business and financial review continued

Fixed assets (other intangible assets and property, plant and equipment) Fixed assets at 31 December 2010 included the net book value of our software licences of $9.2 million (2009: $4.3 million), which supports R&D and also includes the value of the ERP system, $3.1 million of internally developed technology which consists of development kits to enhance our design capabilities at advanced technology nodes, along with $14.4 million of in-process and developed R&D purchased as part of the acquisitions in 2010, 2009 and 2007 (2009: $22.5 million) and $8.1 million of trade names and customer relationships acquired with SiRF and aptX (2009: $11.6 million).

During 2010 we completed the implementation of our new ERP system and this was transferred from assets in the course of construction to the software category at a value of $6.0 million.

The value of our in-process and developed R&D decreased by $8.1 million. This was due to $1.6 million acquired with aptX, less total amortisation for the Group of $9.7 million. The $8.1 million of trade names and customer relationships represents the $13.8 million acquired with SiRF and the $0.9 acquired with aptX less amortisation of $6.6 million.

The majority of the balance of our tangible fixed assets is made up of test equipment and IT equipment, including 18 production testers which we consign to our subcontractors. During 2010, we implemented a new global telephone system and continued to invest in test equipment and IT infrastructure to support the growth of the business.

Inventory Inventory at 31 December 2010 stood at $85.3 million, an 18% increase from the level ($72.3 million) at 1 January 2010, which represents 82 inventory days (2009: 63 days) of the previous three months cost of sales. The increase is due to declines in customer demand within production lead times in HBU as well as a planned increase in inventories of certain products to enable us to carefully manage capacity constraints in APBU. This inventory is expected to be sold during 2011 as there remains substantial demand. We aim to keep sufficient inventory to meet the often short customer order lead times in this industry.

Trade receivables Trade receivables increased to $85.6 million as at 31 December 2010, up from $84.3 million at 1 January 2010. Days’ sales outstanding remained at 40 days.

Liabilities Our total liabilities increased to $183.6 million at 31 December 2010 from $129.1 million at 1 January 2010.

Accruals increased by $52.1 million, mainly due to the litigation settlement liability of $59.8 million, which increased current liabilities by $14.1 million and non-current liabilities by $45.7 million.

Contingent consideration of $1.6 million on the acquisition of aptX was recorded in the year.

Liquidity and Capital Resources

Our primary source of liquidity is our cash flow from operations. At present, we do not rely on third party financing for any operational cash requirements and therefore liquidity risk is not considered a significant risk. In our opinion, working capital is sufficient for our present requirements.

We manage liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows and matching the maturity of financial assets and liabilities.

Cash Flows

	52 weeks ended 31 December 2010 $ million	52 weeks ended 1 January 2010 $ million	53 weeks ended 2 January 2009 $ million
Operating cash flows before movements in working capital	44.1	29.7	88.1
Working capital	26.5	20.6	8.2
Taxation	7.6	(0.8)	(30.0)
Grant income	0.1	–	–
Interest paid	(0.7)	(1.3)	(0.3)
R&D tax credit received	0.3	2.0	0.3
Net cash from operating activities	77.9	50.2	66.3
Treasury management(1)	(25.4)	(113.5)	(22.7)
Purchase of investments	(1.0)	–	–
Acquisitions of subsidiaries	(1.9)	66.5	(11.7)
Capital expenditure (purchase of intangible assets and property, plant and equipment)	(14.5)	(13.3)	(22.7)
Other financing activities	4.3	(1.2)	1.2
Purchases of own shares	(37.5)	–	(20.2)
Net increase (decrease) in cash and cash equivalents	1.9	(11.3)	(9.8)
(1)	Represents the aggregate of interest received, purchase of treasury deposits and treasury deposits acquired with subsidiaries.

Cash, cash equivalents and treasury deposits increased to $440.1 million (including treasury deposits of $267.8 million) at 31 December 2010, from $412.4 million (including treasury deposits of $241.8 million) at 1 January 2010, an increase of $27.7 million. The difference compared to the inflow of $1.9 million shown in the table above is due to amounts placed on treasury deposit of $25.4 million and a foreign exchange loss of $0.2 million from retranslation of non-US dollar cash balances.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Treasury deposits represent deposits with an initial term of greater than 90 days, which are shown separately from cash and cash equivalents on CSR’s consolidated balance sheet.

During 2010, there was a net increase in cash and cash equivalents of $1.9 million, as compared with a decrease of $11.3 million in 2009. Operating cash flow before movements in working capital contributed $44.1 million as compared to $29.7 million in 2009. The difference was mainly due to the reduction in the operating loss.

On 13th September 2010, the Board announced a share buy-back programme of up to $50 million. The Company is significantly cash generative and has the financial flexibility both to consider potential acquisitions that meet its strict investment criteria and to drive its organic development. In light of this and the return on capital opportunity implied by the prevailing share price, the Board initiated the share buy-back programme. Prior to entering our close period on 1 January 2011, we had purchased 7.1 million of our ordinary shares, this resulted in a cash outflow of $37.5 million.

Cash, cash equivalents and treasury deposits increased to $412.4 million at 1 January 2010 from $261.9 million at 2 January 2009, an increase of $150.5 million.

During 2009, there was a net decrease in cash and cash equivalents of $11.3 million, as compared with a decrease of $9.8 million in 2008. Operating cash flow before movements in working capital contributed $29.7 million as compared to $88.1 million in 2008. The reduction in cash was much larger than the decline in the operating loss because the 2008 operating loss was stated after the $52.9 million non-cash impairment, with movements in working capital resulting in a cash inflow of $20.6 million as compared to $8.2 million in 2008. The differences were mainly due to timing of purchases from subcontractors in the fourth quarter of each year and receipt of cash from customers at the 2008 year end where a distributor failed to pay on time.

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

During 2008, there was a cash outflow of $20.2 million for the purchase of shares in CSR plc by the CSR Employee Benefit Trust. There were no purchases during 2009 or 2010.

Capital Expenditure

The table below summarises additions to fixed assets in our last three fiscal years. The amounts differ from the cash outflow on capital expenditure due to movements in payables and accruals.

	2010 $ million	2009 $ million	2010 vs. 2009 in %	2008 $ million	2009 vs. 2008 in %
Other intangible assets	6.3	5.9	6.8	3.8	55.3
Property, plant and equipment	8.5	7.7	10.4	19.3	(60.1)
Total	14.8	13.6	8.8	23.1	(41.1)

Our capital expenditure increased to $14.8 million in 2010 from $13.6 million in 2009, an increase of 8.8%.

The increase in intangible assets included the completion of the ERP implementation and additions to the internally developed technology consisting of development kits to enhance our design capabilities at advanced technology nodes.

During 2010, we implemented a new global telephone system and continued to invest in test equipment and IT infrastructure to support the growth of the business.

We expect an increase in capital expenditure in 2011 due to facilities expansion programmes, investment in test equipment for combination products and further spend related to the move to advanced technology nodes.

Taxation and Financing

There was a net cash inflow of $7.6 million related to taxation, this resulted from carrying back the tax loss in the UK to offset against the 2008 tax paid and obtaining a refund. Our net tax in 2009 was a cash inflow of $1.2 million, the majority of which was the receipt of an R&D tax credit in France. This compared to the tax paid of $30.0 million in 2008.

There was a cash inflow from other financing of $4.3 million, mainly as a result of employee share option exercises, while in 2009 there was an outflow of $1.2 million, principally due to repayments under finance leases (2008: inflow of $1.2 million).

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

18/19

Directors’ report

Business and financial review continued

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

A material appreciation of the value of the US dollar against pound sterling could have a material adverse effect on our future results of operations, mainly due to revaluation losses on sterling-denominated assets, as the forward contracts mentioned above provide a hedge to movements in most sterling-denominated liabilities. A material depreciation of the value of the US dollar against pound sterling could have a material adverse effect on our future results of operations, due to the recording of pound sterling operating expense at a higher US dollar exchange rate.

As of 31 December 2010, forward contracts were in place that gave an average GBP:USD exchange rate of 1.54 for the coming 11 to 15 months. Historically, the average forward contract rate was as follows: 2010: 1.56; 2009: 1.93; and 2008: 1.98. We expect that with the contracts in place as of 31 December 2010, our sterling denominated expenditures will cost around the same in U.S. dollar terms in 2011.

The fair value asset of the contracts in place as of 31 December 2010 was $1.0 million. $1.1 million of the related expense was deferred in hedging reserves. The difference of $0.1 million has been recorded as an expense in the income statement as the related transactions have been recorded. More detail is included in note 33 to the consolidated financial statements.

Capital Management and Treasury Policy

Our policy is to maintain a strong capital base so as to maintain customer, creditor, investor and market confidence as well as to sustain future development of the business.

Our main forms of liquid investments in 2010 were bank and money market deposits. We intend to reinvest cash balances in the business either through higher levels of investment in working capital and fixed assets or through mergers and acquisitions activity, to support our long-term ambitions.

Our issued share capital as of 31 December 2010 was 184,953,312 ordinary shares of 0.1 pence each, an increase of 2,765,434 shares from the 182,187,878 ordinary shares issued in 2009, the change was due to employee exercises.

As a result of the funds raised through our initial public offering in March 2004, our subsequent positive operating cash flows and the acquisition of SiRF, which contributed $111.5 million of treasury deposits, cash and cash equivalents in June 2009, we had a total of $440.1 million of treasury deposits, cash and cash equivalents at 31 December 2010, an increase of 6.7% from the $412.4 million we held at 1 January 2010.

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

Management of Risk

We have processes and procedures in place for the identification and where possible the mitigation of risks. In addition to the responsibilities placed on each part of the business to assess and manage risk within their own areas, the Group has an established process for identifying and planning mitigation for key risks that have the potential to impact the business as a whole. A more detailed explanation of this process is contained in the Corporate Governance report on pages 50 to 52.

The Executive report on this process to the Audit Committee and, where appropriate to the full Board to ensure that there is consideration on the potential impact of such risks on achieving the Group’s wider strategic objectives and in maintaining and growing shareholder value. This recognises the fact that the Company operates in a dynamic environment and therefore that over time the risks which have the potential to most materially affect the Group may also change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics. The following paragraphs explain some of the areas on which management and the Board have focused during 2010. Specific attention that has been given to these risks includes reviews by the board or, within its delegated authority, by either the Audit Committee or the Litigation sub-committee.

In connection with the litigation with Broadcom, the Board and the Litigation sub-committee have met to consider developments and potential courses of action that might be taken by the Company and to review proposals in connection with discussions which led to the settlement of the litigation. This is explained in more detail on pages 5 and 14 of this report.

The Board has undertaken regular reviews of the process for ensuring the timely evaluation, development and launch of new products and technologies for evaluation by customers, including discussions on specific projects under development by the Company and also engagement with key customers. During 2010, the Company appointed Mr Klaus Buehring as Senior Vice President for Development in order to further strengthen our capabilities in this important area. As part of the review which was undertaken following his appointment there have been improvements to the way in which the Group approves projects and monitors product development. The Board has received reports on this work together with an evaluation of how the improvements have helped in addressing risks in this aspect of the Group’s business.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Understanding the trends in the markets in which the Company competes and the demands of customers and end users is important to ensuring that we remain competitive. During 2010, the Board received regular reports on engagement with customers and on their requirements for future product developments and with other third parties, including suppliers on how we can advance in the development of innovative features and technologies. This has included for example the Group’s initiatives in 40nm technology. The advance into this new, smaller size of chip provides the potential for competitive advantage for the Group but transitioning to this new technology is highly complex. During 2010, the Board periodically reviewed the work and the progress in addressing the challenges on the project.

The Board receives regular reports on the performance of each operating segment which are considered against the overall plan and key objectives for the Group. Where relevant the Board will be appraised on matters which could place the fulfillment of those plans at risk. During 2010, one such area considered by the Board was the detailed routine assessment performed by management on the availability of sufficient manufacturing and testing capacity to support customer orders. As was explained in the 2009 annual report, the economic downturn experienced in 2009 resulted in measures being taken by a number of foundries that manufacture, assemble and test integrated circuits to restructure their businesses, which resulted in a contraction of capacity for the supply of integrated circuits. Management has worked and continues to work closely with its supply partners to mitigate, where possible, the impact of such constraints on the ability to satisfy customer orders. As explained in more detail on page 6, however, the Company did experience constraints in manufacturing capacity in 2010 which partially impacted revenue growth for our Automotive and PND business segment. The Board has been kept informed on these matters and the steps which have been and are being taken by management to address these constraints and to support the Group’s requirements.

In connection with the acquisition of SiRF, which was completed in June 2009, the Company at that time registered its Ordinary Shares with the US Securities and Exchange Commission. This has resulted in the Company being subject to additional requirements under the Securities Exchange Act of 1934 (including those rules and regulations that apply by reason of the US Sarbanes-Oxley Act of 2002) that relate to financial reporting and other disclosure matters. Within its delegated authority, during 2010, the Audit Committee has received regular reports on the work of the Group to meet these additional requirements. More detail regarding this work is set out on pages 48 and 49 of the Corporate Governance report.

Other matters that have been kept under review have also been discussed in other sections of this report, including the impact of capacity constraints affecting the ability to meet customer orders (see page 6) and the changes in the demand profile between smartphones and feature phones (see pages 6 and 8).

Dividend policy

As previously announced, the Board is proposing the Company’s first dividend of $0.065 (£0.04) per share in respect of the 2010 financial year, representing 2/3 of a notional $0.098 (£0.06) per share full year dividend that would have been paid if the Company had commenced payment of dividends sooner. It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 18 May 2011, the dividend will be paid on 3 June 2011 to shareholders of record on 13 May 2011. The dividend will be paid in sterling and holders of ordinary shares will receive £0.04 per ordinary share.

CSR Employee Benefit Trust (EBT)

From time to time, the CSR Employee Benefit Trust purchases CSR ordinary shares in the stock market. The timing of these purchases is subject to compliance with the listing rules of the UK Listing Authority, agreement between CSR and the Trustee of the Employee Benefit Trust and prevailing market prices. The shares are intended to be used for satisfying obligations to deliver shares on the exercise by employees of share options under CSR’s share option programmes, thereby reducing the dilution of existing shareholders.

During 2009 and 2010, no purchases were made. During 2008, the Employee Benefit Trust purchased 3,222,813 CSR ordinary shares, for a total cash consideration of $20.2 million.

Off-Balance Sheet Arrangements

As of 31 December 2010, we did not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

As of 31 December 2010 our principal contractual obligations and commitments consisted of amounts payable under finance leases, operating leases, trade and other payables and outstanding purchase obligations.

The following table summarises our contractual obligations and commitments as of 31 December 2010:

	Total $ million	Less than 1 Year $ million	1 to 3 Years $ million	3 to 5 Years $ million	More than 5 Years $ million
Finance leases	0.2	0.1	0.1	–	–
Operating leases	61.1	24.5	31.9	4.7	–
Trade and other payables[1]	178.6	125.5	37.5	15.6	–
Purchase obligations[2]	77.4	77.4	–	–	–
[1]	Trade and other payables includes the litigation settlement of $67.5 million, payable over 5 years
[2]	Purchase obligations represent non-cancellable purchase orders

20/21

Directors’ report

Business and financial review continued

Significant Changes

There have been no significant changes in the financial or trading position of the Company since 31 December 2010.

Quantitative and Qualitative Disclosures about Market Risk

Details of quantitative and qualitative disclosures about Market Risk are given in note 37 to the consolidated financial statements.

Key Performance Indicators

We use a range of financial and non-financial performance measures, reported on a periodic basis, which we refer to as key performance indicators (KPIs), to measure performance over time. In 2009, we added gross margin and operating expenses by function as additional financial KPIs and we added the average cost per employee as a non-financial KPI. No changes have been made to the source of data or calculation methods used in the period. The source of all data is consistent with published financial and non financial information.

To measure growth of the business:

Revenue represents sales of integrated circuits to customers, sales of services to customers and royalty income from products sold under a royalty earning licence net of any estimated provisions for credit notes and returns.

Our revenue in 2010 increased to $800.6 million, representing a 33% increase on 2009 revenue ($601.4 million). During 2009, we acquired SiRF which, had it been acquired on the first day of 2009, would have contributed a total of $212.5 million of GPS revenue in the year. In 2010 we recorded a full year of GPS revenues, totalling $273.9 million. The remaining growth was driven by our legacy Bluetooth business.

The increase in revenue was achieved despite the volume-weighted average selling price across all products declining by 1% from 2009 to 2010. Volume weighted average selling prices declined for both the Bluetooth and GPS products, however these declines were substantially offset by the higher proportion of revenues from GPS products, which have a higher average selling price.

We saw particularly strong growth in our automotive and PND and audio and consumer businesses, which are described further above. This positive impact was offset to an extent by weakness in our handset business, where our lack of penetration in smartphones and the related trend favouring combination devices have meant that the handset business was able to achieve only modest growth. A further discussion of revenue is given in the Financial Performance section above.

To measure performance of the business:

Underlying gross margin is used as a measure of the profitability of our sales. Underlying gross margin is the ratio of underlying gross profit to revenue. Underlying gross profit differs from gross profit in that it excludes the amortisation of acquired intangible assets. We aim to maintain our underlying gross margin in the 45-50% range, an increase from our previous target of the mid 40% range. Maintaining underlying gross margin involves a combination of production cost management, minimisation of production overheads and maintaining selling prices by introducing new feature-rich devices which can command a premium selling price.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

The underlying gross margin increased from 44.6% in 2009 to 47.7% in 2010 due to a combination of the fair value adjustment in 2009 which reduced the 2009 gross margin by 1%, the increased proportion of GPS revenues (which represented over 30% of revenue this year, compared to around 20% in the prior year as a result of the inclusion of a full year of GPS revenues) and the mix away from the handset business unit to the other segments which generally have a higher gross margin.

A further discussion of gross margin is given in the Financial Performance section above.

Underlying operating expenses by function which represents underlying research and development and underlying sales, marketing and administrative expenses are used as a measure of the costs of the underlying business.

We monitor these costs as a percentage of revenue, and aim to maintain underlying R&D cost at or around our target of 20%, and underlying SG&A costs at or around our target of 10%. We have taken action in the past, such as in our 2008 restructuring programme, to reduce costs to a level more in line with this target, whilst recognising it may take a number of years to achieve. During 2010, the percentage of operating expenses reduced from 2009, but remained above these levels. R&D remained above the targeted level as we continued to invest in key projects to support future revenue growth. SG&A remained above target due to the higher level of spending on litigation costs.

Whilst we aim for these operating targets, and consider them to be achievable, we balance that objective with our view of the appropriate level of operating expense to support the current and future success of the business.

A further discussion of operating expenses is given in the Financial Performance section above.

Underlying diluted earnings per share is used as a measure of the interest each current share and each potentially dilutive share has in the performance of the business. Underlying diluted earnings per share is calculated as underlying earnings (underlying earnings is profit (loss) for the period, add back share-based payment charges, amortisation of acquisition related intangibles, goodwill impairment, acquisition costs, litigation dispute settlement costs and integration and restructuring charges less any tax impacts of these items, taking account of the deductability or taxability of these items) and excluding the recognition of tax losses divided by the number of current shares and potentially dilutive shares outstanding.

Underlying diluted earnings per share in 2010 was $0.43, an increase of 115% compared to $0.20 in 2009.

The increase resulted from the increases in revenue and gross profit, which were partially offset by the increases in underlying operating expenses, all of which are described in more detail above under the Financial Performance section. Growth of underlying diluted earnings per share is a key performance condition for a number of share option schemes. Vesting depends upon relative growth of earnings per share, adjusted for the UK retail price index (RPI) against targets set at the time of grant. None of these conditions was met for the current or preceding year, due to the declines in underlying diluted earnings per share over the 3 year performance periods.

22/23

Directors’ report

Business and financial review continued

To measure working capital management:

Inventory turns is used as a measure of the management of inventory levels in the business and represents the number of times inventory turns over in an annual period based on the last three months cost of sales of that annual period.

Inventory turns decreased in 2010 to 4.2 for the period from 5.8 in 2009. 2010 turns were lower due to customers notifying us of reductions in orders within the lead-time for production from our suppliers which led to higher than planned inventory balances. This problem was amplified by lengthening lead times due to both the move to more advanced technology nodes and also tightening capacity at certain suppliers.

Days sales outstanding (DSO) is a measure of the number of days that it takes us to collect cash after a sale has been made. We calculate days sales outstanding by taking the balance of trade receivables outstanding at the end of the annual period, dividing by the revenue for the previous two monthly periods and then multiplying by the number of days in those monthly periods.

Note: Data is given at year end dates.

Days sales outstanding remained at 40 days, within the normal range of 40-45 days. The increase in days sales outstanding in 2008 was due to the non-payment of invoices on the due date by one distributor.

Free cash flow is used to represent the cash that we are able to generate from our operations after taking into account cash flows on capital expenditure. We calculate free cash flow as cash generated by operations (as per the cash flow statement on page 33) less expenditure on tangible and intangible assets (not including those acquired through acquisition) in the 52 week period (as shown on the cash flow statement).

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Free cash flow increased to $56.1 million (2009: $37.0 million), mainly as a result of our lower net loss, excluding the impacts of the litigation settlement, which were held in liabilities at the year end. Further analysis of the Company’s liquidity and also of capital resources is set out on pages 17 to 20.

Average cost per employee for each 52 week period is used as a key performance indicator of the cost of our key resource – people. It is calculated as salary costs, pension costs and social security costs, divided by the monthly average number of employees for the period, with pounds sterling costs converted to US dollars at the forward contract rate in place for that period.

We manage the average cost of our employees carefully and aim to expand and utilise our resources in the most efficient way. We have continued to invest in headcount growth in Asia, capitalising on the lower staff costs in the region and the rich pool of talent, and growth in the higher cost areas such as the US has been lower. We expect to continue to develop our business in all areas, with particular focus on India and China, which not only have a plentiful supply of talented engineers, but are also located near many of our customers in key growth markets.

The annual decrease in 2010 for staff costs was 7.7% and reflects a combination of a change in the mix of employee location (see headcount KPI below), pay rises and currency fluctuations.

Headcount as at the end of the 52 week period is used as a non-financial key performance indicator of the resources available in the business and is monitored closely in relation to productivity and research and development output.

Note: Data is given at year end dates.

24/25

Directors’ report

Business and financial review continued

Headcount has increased from 1,348 at the end of 2009 to 1,544 at 31 December 2010; an increase of 15% (196 people). The majority of the increase has been focused on our R&D teams in both India and the UK.

Social Responsibility

We recognise the importance of social, environmental and ethical (SEE) matters and during 2010, continued to work towards compliance with the ABI disclosure guidelines on social responsibility. We believe that our work is part of a continuous improvement to develop standards and working practices that represent tangible improvements in the way in which we undertake our business and also meets our responsibilities to the wider community and all our stakeholders. This includes the impact through our operations on the environment, on the safety and well being of our employees, and end users of our products as well as those who contribute to the process of the development and manufacture of our products through our suppliers, distributors and customers.

SEE matters are considered an integral part of the philosophy of the Company, and the Board and its committees receive reports as part of their routine business on aspects of SEE issues in addition to other reports from those directors responsible for such matters as may be appropriate from time to time.

Social responsibility

2010 saw a significantly renewed and reinvigorated commitment to social responsibility (SR) across the company. This has always been an important area for us, and the further emphasis given to this area during 2010 has seen us develop a cohesive, formal social responsibility policy.

An effective SR commitment is important to CSR. It underpins our credibility with customers, suppliers and shareholders alike, each of whom value strong commitment and attention to this area. But above all else, it will help us to return something of value to others, play our role in the communities where we operate, and prove ourselves to be good neighbours as well as a good employer.

Our global SR policy is built on four pillars: Community, Workplace, Marketplace and Environment.

These pillars follow the guidelines of Business in The Community (BiTC), a London-based not-for-profit organisation which is helping us establish and grow our SR credentials. BiTC believes that all companies should:

•	act responsibly by understanding the local environment;

•	treat employees fairly, equitably and with respect;

•	observe basic human rights;

•	protect the environment for future generations;

•	manage the business’ impacts on society and the environment.

Community

The Community pillar focuses on four key opportunities:

•	reviewing local purchasing and supplier opportunities;

•	working in partnership with community organisations and charities;

•	listening and engaging with communities and the public;

•	working collaboratively with other businesses to benefit the community.

During the year, our Community initiatives took centre-stage in our SR approach, and we successfully launched a number of activities. In addition, we made several ad-hoc donations to help fund the first responses to natural emergencies close to CSR locations. These included a contribution to The Red Cross, to support efforts to help the lives of people affected by the June floods in France, and to help buy shelters, cooking equipment and to provide safe water for people displaced by the monsoon floods in India.

Appointing charities

Each CSR location has appointed a local charity of the year that is linked to engineering and the sciences. Employees were asked to nominate charities, with the successful charity being chosen by a location-wide voting process.

For example, in Bangalore, our people chose to support ‘Partners in Change’, an organisation which has pioneered the understanding of social responsibility issues in India. Its focus is on the poor, marginalised or vulnerable communities and groups impacted by business. In 2010, our employees donated school kits, renovated a classroom and supported an orphan’s education plus living costs for 12 months. In the UK, we support The Bletchley Park Trust, which aims to preserve the core heritage of Bletchley Park, the historic site of secret British codebreaking activities during WWII and the birthplace of the modern computer.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Volunteering

In association with their chosen charity, our locations have taken their first steps towards establishing regular volunteering activities, so as to provide help on a practical basis.

In Shanghai, 54 CSR volunteers are giving their time and skills to support ‘Hands on Shanghai’, which connects volunteers with local community-based organisations. Specifically, we sponsor the Wenhe Primary School, which provides education to the children of migrant workers from other parts of China. Our people have actively designed and implemented a range of projects for the school, including summer camps and museum visits. During 2010 and as part of a business trip to China, Joep van Beurden visited the school and spent time with staff and pupils, discussing the project and learning more about how it was supporting the schools activities.

Working with students

We are keen to give back to the community in a variety of ways, including using our own expertise to help others enjoy a career in engineering or science.

Our Detroit office works closely with the Girl Scouts movement and provides funding for young mothers who want to participate in engineering classes. In Southern California, one of our senior engineers regularly attends Ask-a-Scientist nights at his local school, while his colleagues in the South of France are working with three students from the University of Nice Engineering Department to develop a wideband antenna. Working with students is popular at many locations within CSR, including our Cambridge, UK office where two of our managers participated in Cambridge Science Week, a project which supports schools and colleges in promoting learning in the sciences.

Match Funding

We have committed to matching the funds raised by our employees where possible, and will consider all applications including those outside the engineering/science remit. The match-funding initiative has been particularly well-received in the UK and we expect other locations to follow suit in the coming years. During 2010, we made several matching donations, including to BBC Children in Need and local projects supporting a football club and gymnasium club.

Workplace

As of 31 December 2010, we had 1,554 employees. The following tables provide a breakdown of employees by functional area and region.

Employees by function

	2010	2009
R&D	1,126	961
SG&A	428	387
Total	1,554	1,348

Employees by region

	2010	2009
Europe	801	711
Asia	463	362
USA	290	275
Total	1,554	1,348

We aim to maintain and enhance CSR’s reputation as the best place for the best people to do their best work, and will achieve this through four initiatives:

•	investing in individual excellence through training;

•	recognising the value of diversity in meeting customer expectations;

•	operating a culture where inclusion is the norm and diversity and equality are promoted; and

•	promoting the health, safety and well-being of employees and sub-contractors.

Training

We invest in training and career progression to ensure our people have the right skills and knowledge to deliver on our strategy, and to support them in delivering their personal development and career ambitions. Not only does this help stretch our people and enable them to enjoy rewarding careers, it also delivers an improved quality of service to our customers and gives them the flexibility to deliver innovative solutions into the marketplace.

As we grow, we require a more diverse range of skills to support the business and our strategic objectives. During 2010 we invested in an online system which we have named “eCareer". This has been implemented on a global basis to help us manage and track performance management, reward management and learning and development. eCareer is part of our integrated employee and management resources which allows the capture and cascade of our organisational goals, enabling everyone to understand their contribution to delivering business performance.

26/27

Directors’ report

Business and financial review continued

eCareer also offers an eLearning function, where Learning and Development is accessible to all employees. We are in the process of building up our learning catalogues and offer for each region, and have put a number of our internal learning materials into eLearn already. Throughout 2011 there will be a big push to get all our technical, behavioural and managerial learning offers and material into eCareer. As part of our continuous improvement in this important area, during 2011, we will be looking in more detail at the skills and knowledge required across the organisation, and working with both in-house management and external training providers, to source the best development solutions for our current and future needs.

Diversity

CSR is a multi-cultural global organisation and we are committed to providing equal opportunities for training, career development and promotion to all employees, regardless of any physical disability, gender, religion, race or nationality.

Provision for pensions are available to all employees, either through participation in the state pension schemes in the country in which the employee is resident or provision of a defined contribution pension scheme. Such schemes are maintained in accordance with legislative requirements, custom, practice and Group policy as appropriate.

Inclusion

We promote an open and honest working environment where employee views are sought, listened to and acted upon.

Following the Employee Engagement Survey carried out towards the end of 2009, we identified three key areas for improvement. These are:

•	Employee development

¡	Performance management review

¡	Career pathing

¡	Learning and development framework

¡	Technical training e-learning platform

•	Operational efficiencies / decision making

¡	Creation of one development organisation

¡	Integrated systems and processes

¡	Cross-functional working and efficiency

¡	Decision commitment

•	Change & communication

¡	Business branding and values

¡	Product awareness

¡	Create a cascade of communications

We have made good progress in all areas, most especially in relation to change and communication. In particular, our monthly global e-newsletter, Rhythm, continues to provide a key means of communication with employees. The company intranet was upgraded during the year and employees can now access more information and support online. We launched a Lunch & Learn programme in 2010, which enables employees to learn about CSR technologies during their lunchbreaks, and also carried out two global company update broadcasts to employees, one from San Jose and one from Shanghai. These broadcasts are transmitted in real time to all locations, across all timezones, and are available on demand within a few hours to any offices that were closed at the time of the broadcast. Company results are cascaded via a webcast, including an informal Q&A session with the senior management team.

We look forward to reporting further progress on Inclusion initiatives following our next Employee Engagement Survey, which will be carried out in March 2011.

Marketplace

We are pleased to be working with a number of partners within our supply chain to adopt best practice and to conduct their businesses in a responsible manner. Our SR activities relating to our Marketplace are centred on five key priorities:

•	developing new services to address social or environmental problems;

•	meeting the needs of vulnerable customers;

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

•	understanding our supply chain, the risks and the stakeholders affected;

•	working to enjoy business success while serving public interest; and

•	making sure suppliers meet minimum standards of behaviour in areas such as human rights or working conditions.

During 2010 we achieved some notable success, including the addition of an energy rating label to the boxes containing headsets manufactured by one of our leading customers. Like us, they recognise that promoting low-energy products is good for their business as well as their end-customers. Similarly, our leadership in the Bluetooth low-energy segment will enable our customers to manufacture more environmentally-friendly products, from keyboards and mice to light switches.

We are proud to continue to work alongside TSMC, which is reputed to be the “greenest” semiconductor fabricator company in the world. By reducing emissions, recycling water and consuming less water, TSMC is already recognised as the best performer in environmental protection. The company has also turned its attention to other social responsibility issues, including the establishment of an extensive Education and Culture Foundation which targets resources towards education, sponsoring of art and culture, community building and employee volunteering.

The Company expects the highest of ethical standards of all its employees and its policies and procedures support its stated aim of acting with integrity in all aspects of its operations.

The Board director responsible for health and safety matters is Will Gardiner, Chief Financial Officer. Mr Gardiner met on a number of occasions with those who manage the Company’s health and safety issues including the Chair of the Health, Safety and Environmental (HSE) Committee. An annual report is presented to the Board covering health and safety matters, which includes statistics on accidents and incidents, progress against targets from the previous period and objectives for the next year.

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

During 2010 we completed the first phase of harmonising HSE best practices throughout the CSR group. This was an integration objective following the acquisition of SiRF in 2009. We believe that there are further improvements which can be carried out in order to ensure that the underlying practices are improved in some locations.

During 2010, in order to help understand where those improvements should be targeted, we undertook a comprehensive survey of the health and safety policies, procedures, training programmes, responsiveness to serious and imminent danger and staff’s perception of health and safety within their working environment. All of our offices took part and the results have allowed us to formulate a detailed plan about where and on what to concentrate our resources during 2011. For example, we are working on the appointment in each location of health and safety champions, who will be responsible for supporting the implementation and monitoring compliance with health and safety policies reflecting our global requirements, adjusted for local laws and regulations where applicable.

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

In 2010, the Company underwent two external assessments against both ISO 14001 and OHSAS 18001 which were completed by Lloyds Register Quality Assurance Limited, an internationally recognised independent assessor. No major nonconformities were raised during these visits. Only one minor nonconformity was found during the reviews and this was addressed immediately. Progress in carrying out the action plans is monitored by the Company’s internal Quality Assurance department. The assessments confirmed that the Company’s Management System continues to satisfy the requirements of ISO 14001:2004 and BS OHSAS 18001:2007, and continued certification to these standards was awarded.

Certification requires that we have an EMS which defines the environmental policy of the Group and sets objectives intended to drive continuous improvements in environmental awareness and practices.

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

We continue to prepare for the introduction in the UK of the Carbon Reduction Commitment (CRC). Due to the change in UK Government in 2010, the introduction of CRC was postponed to 2011. We have put in place the required processes to comply with this scheme, and continue to take steps to minimise our CO2 emissions through on-going energy efficiencies. Further work in this area is pending formal guidance from the Environment Agency which is anticipated during 2011.

28/29

Directors’ report

Business and financial review continued

Organisations that participate will have to monitor their energy use and purchase allowances for each tonne of CO2e, based on energy consumed. There are annual reporting requirements and registration fees involved. The first CO2e allowance sales for 2011-12 emissions will take place in 2012. This is intended to provide a direct incentive for businesses to reduce energy use emissions, since the lower the emissions, the lower the levy paid to the Government. A performance league table will also be published showing the comparative performance of participating organisations. This is judged on introducing certain energy monitoring initiatives in the first 2 years and also in reducing energy used from the second year.

As part of the Carbon Reduction Commitment in the UK, we continued our energy monitoring programme that encompasses taking readings of our electrical distribution boards to identify potential areas where energy efficiencies can be made. During 2010 we upgraded our building management systems which has resulted in greater control over our working environment and consequently leading to improved efficiencies. We also began to upgrade the main chillers at our Cambridge site, which we will complete during 2011. Other energy initiatives include improving the insulation properties on all air handling units for the Cambridge site. This will help us to reduce energy consumption at one of our key locations, which has the greatest concentration of employees.

We remain committed to finding ways in which we can develop further the recycling of spent materials. During 2010 we began to look at ways in which we could limit the amount of this material being provided to us, whilst still maintaining the existing challenging recycling target.

The total amount of waste being recycled during 2010 rose from 1,130,300 litres to 1,286,640 litres. Over the same period, we experienced a 5.5 % decrease in the amount of waste produced from 2,384,120 litres to 2,259,829 litres. This helped us surpass our original target of recycling 50% of materials; we achieved a recycling rate of 59%.

During 2010 the deployment of video and audio conferencing facilities across all our international locations began to achieve the desired operational efficiencies. Utilisation of this facility has increased throughout 2010 and contributed to us being able to manage our overseas travel. All employees are encouraged to use these facilities in their engagement with colleagues and external parties, including where possible, customers and suppliers. We believe this not only reduces costs, but improves our effectiveness and contributes to reduction in carbon emissions associated with using transport.

CSR has long been committed to optimising the use of “greener” materials in our end products. We continue to work with customers and suppliers as well as our own in-house teams in developing and supplying products which meet the highest standards as regards minimising the use of hazardous substances.

CSR’s products are manufactured and packaged in a variety of forms. Most of these products are already manufactured according to CSR’s own “green” standards. The green standards have been developed by CSR as part of continual engagement with leading global companies who are customers of CSR and also with the support of our suppliers. CSR’s green standards therefore reflect not only internationally recognised guidelines but also the feedback of our customers, whose requirements frequently exceed the minimum conditions set by governments and regulators.

As part of our commitment to ensure compliance to international requirements, we have upgraded our “green” standards in 2010 to include recent developments from the Japan Green Procurement Survey Standardisation Initiative (JGPSSI) and the Joint Industry Group (JIG) in the USA.

We have dedicated staff who assist in the development of all new products and the review of existing product lines targeting the use of greener materials. Part of their role is to monitor established and pending legislation and standards published by national and supranational governments and agencies and to ensure that we are proactive in going beyond the minimum requirements in our compliance with the types and quantities of materials used.

In this respect we work closely with both customers and suppliers in developing products to reduce the use of hazardous materials, and through testing and certification, ensuring ongoing compliance.

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

Based on the extent of our ongoing engagement described above, the Board is satisfied that there are no significant risks relating to health, safety and environmental matters affecting its strategic objectives or the long or short term value of the Group.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Reconciliation of non-GAAP measures to IFRS measures

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant IFRS measures:

•	underlying operating profit;

•	underlying gross profit;

•	underlying cost of sales;

•	underlying tax;

•	underlying net profit;

•	underlying research and development expenses;

•	underlying sales, general and administrative expenses;

•	underlying diluted earnings per share; and

•	free cash flow.

Underlying operating profit, underlying gross profit, underlying cost of sales, underlying net profit, underlying research and development expenses, underlying sales, general and administrative expenses, underlying tax, free cash flow and underlying diluted earnings per share are non-GAAP measures. We comment on these in detail here because they are the way in which we measure our business internally, they form the basis for management’s performance targets and resource allocation decisions and we use them to determine and manage the long term growth of the business. We present and discuss these measures in order to:

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

Beginning on page 31 we provide a reconciliation of each measure to the nearest IFRS measure: underlying operating profit to IFRS operating profit, underlying gross profit to IFRS gross profit, underlying net profit to IFRS net (loss) profit, underlying operating expenses to IFRS operating expenses, underlying tax to IFRS tax underlying diluted earnings per share to diluted earnings per share and free cash flow to cash generated by operations.

In each of the underlying measures we add back the amortisation and impairment of acquired intangible assets, including goodwill. Our revenue is driven by the performance of our technology and our customer relationships, some of which is internally generated and some of which has been acquired. The acquired technologies and customer relationships are assigned a finite life and result in an amortisation charge being recorded in arriving at operating profit. There are no similar charges associated with our internally generated technology and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding amortisation of acquired intangible assets and goodwill impairment from our measures of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

From time to time events occur which due to their size or nature are considered separately when discussing the trading performance of the Group. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the operating profit and results for the year. Therefore any gains and losses on such items are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood. Where items are excluded from the underlying results we provide additional information on these items to enable a full understanding of the events and their financial impact. Examples of such items are the litigation settlement in 2010, acquisition related fees incurred in 2009 in connection with the SiRF acquisition and integration and restructuring fees in 2009 following the SiRF acquisition.

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

30/31

Directors’ report

Business and financial review continued

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

In underlying diluted earnings per share and underlying tax, in order to ensure that the impact of the items discussed above can be understood, we exclude the tax effects of the adjustments made to underlying operating profit and the recognition of deferred tax assets for acquired tax losses.

Caution

CSR cautions that, whilst we have defined underlying operating profit, underlying gross profit, underlying cost of sales, underlying net profit, underlying research and development expenses, underlying sales, general and administrative expenses underlying tax, underlying diluted earnings per share and free cash flow, they are not defined terms under IFRS or other GAAP and therefore these definitions should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice from other similarly titled measures presented by other companies and therefore these measures may not be fully comparable between companies. In particular:

•	underlying measures are not intended to be a substitute for, or superior to, IFRS measures in the financial statements;

•	the usefulness of free cash flow as an indicator of investment value is limited, as such measures are based on historical information;

•

the adjusted items are in some cases recurring or could be expected to recur in the future, and we do not represent that these are in any way extraordinary or outside the normal course of business; and

•

some of the items that have been adjusted or excluded from non-GAAP performance measures presented in this Annual Report, such as integration or restructuring charges, are based on management’s judgment, in terms of both classification and estimation.

Underlying operating profit

The table below gives a reconciliation of “underlying operating profit” to the heading “Operating (loss) profit for the period” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Operating loss	(6,253)	(15,914)	(8,515)
Add back:
Amortisation of acquired intangible assets (cost of sales)	5,663	–	–
Research and development (“R&D”) expenses:
Share-based payment charges	5,760	6,763	4,785
Amortisation of acquired intangible assets	4,980	7,488	5,418
Sales, general and administrative expenses (“SG&A”):
Share-based payment charges	4,062	3,818	2,801
Amortisation of acquired intangible assets	3,494	1,979	–
Integration and restructuring	1,085	12,227	14,445
Acquisition-related fees	397	10,572	–
Deferred tax adjustment to goodwill	–	–	978
Asset impairment	–	–	52,918
Litigation settlement	59,788	–	–
Underlying operating profit	78,976	26,933	72,830

Underlying cost of sales

The table below gives a reconciliation of “underlying cost of sales” to the heading “Cost of sales” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Cost of sales	(424,030)	(333,099)	(385,037)
Add back:
Amortisation of acquired intangible assets	5,663	–	–
Underlying cost of sales	(418,367)	(333,099)	(385,037)

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Business and financial review continued

Underlying gross profit

The table below gives a reconciliation of “underlying gross profit” to the heading “Gross profit for the period” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement. The calculations for 2004, 2005, 2006 and 2007 which are used in the Key Performance Indicator section are performed on a consistent basis.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Gross profit	376,578	268,300	309,828
Add back:
Amortisation of acquired intangible assets	5,663	–	–
Underlying gross profit	382,241	268,300	309,828

Underlying operating expenses

The table below gives a reconciliation of “underlying research and development expenses” and “underlying sales, marketing and administrative expenses” to the headings “Total Research and Development expenses” and “Total Sales, Marketing and Administrative expenses” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement. The calculations for 2004, 2005, 2006 and 2007 which are used in the Key Performance Indicator section are performed on a consistent basis.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Total research and development expenses	(199,927)	(169,713)	(158,167)
Add back:
Share-based payment charges	5,760	6,763	4,785
Amortisation of acquired intangible assets	4,980	7,488	5,418
Underlying research and development	(189,187)	(155,462)	(147,964)
Total sales, general and administrative expenses	(182,904)	(114,501)	(160,176)
Add back:
Share-based payment charges	4,062	3,818	2,801
Amortisation of acquired intangible assets	3,494	1,979	–
Integration and restructuring	1,085	12,227	14,445
Acquisition-related fees	397	10,572	–
Deferred tax adjustment to goodwill	–	–	978
Asset impairment	–	–	52,918
Litigation settlement	59,788	–	–
Underlying Sales, marketing and administrative expenses	(114,078)	(85,905)	(89,034)

Underlying net profit

The table below gives a reconciliation of “underlying net profit” to the heading “Profit (loss) for the period” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement. The calculations for 2004, 2005, 2006 and 2007 which are utilised in the Key Performance Indicator section for calculation of underlying diluted earnings per share are performed on a consistent basis.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Profit (loss) for the period	16,626	(11,309)	(6,939)
Add back:
Amortisation of acquired intangible assets (cost of sales)	5,663	–	–
Research and development (“R&D”) expenses:
Share-based payment charges	5,760	6,763	4,785
Amortisation of acquired intangible assets	4,980	7,488	5,418
Sales, general and administrative expenses (“SG&A”):
Share-based payment charges	4,062	3,818	2,801
Amortisation of acquired intangible assets	3,494	1,979	–
Integration and restructuring	1,085	12,227	14,445
Acquisition-related fees	397	10,572	–
Deferred tax adjustment to goodwill	–	–	978
Asset impairment	–	–	52,918
Litigation settlement	59,788	–	–
Less:
Tax effects of adjustments above	(12,556)	(810)	(10,176)
Recognition of tax losses brought forward	(11,928)	–	–
Underlying net profit	77,371	30,728	64,230

32/33

Directors’ report

Business and financial review continued

Underlying tax

The table below gives a reconciliation of “underlying tax” to the heading “Tax” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Tax	(22,331)	(2,933)	488
Less:
Tax effects of adjustments above	(12,556)	(810)	(10,176)
Recognition of tax losses brought forward	(11,928)	–	–
Underlying tax	2,153	(2,123)	10,664

Underlying diluted earnings per share

Underlying diluted earnings per share is calculated as underlying net profit as shown above divided by the weighted average number of diluted shares as shown below.

The table below gives a reconciliation of diluted shares to the diluted shares used in calculating earnings per share as presented on the consolidated income statement in the financial statements for the three years presented in the income statement. The numbers differ for 2009 and 2008 as in the loss per share calculation presented for those periods, share options are not dilutive, however they are dilutive for underlying dilutive earnings per share as underlying earnings represented a profit in both these years. There is no difference in the number of dilutive shares for 2010, 2007, 2006, 2005 and 2004.

	52 weeks ended 31 December 2010 Number of shares	52 weeks ended 1 January 2010 Number of shares	53 weeks ended 2 January 2009 Number of shares
Weighted average number of shares used in diluted earnings per share calculations	181,033,874	153,927,671	128,617,601
Effect of dilutive potential ordinary shares – share options	–	3,520,499	1,993,152
Weighted average number of shares used in underlying diluted earnings per share calculations	181,033,874	157,448,170	130,610,753

Free cash flow

Free cash flow is calculated as cash generated by operations (as per the consolidated cash flow statement in the financial statements) less expenditure on tangible and intangible assets (not including those acquired through acquisition) in the 52 week period (as shown on the cash flow statement).

The table below gives a reconciliation of “free cash flow” to the heading “cash generated by operations” as presented on the consolidated cash flow statement on page 76 for the three years presented in the cash flow statement. The calculations for 2004, 2005, 2006 and 2007 which are utilised in the Key Performance Indicator section for calculation of free cash flow are performed on a consistent basis.

	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000	53 weeks ended 2 January 2009 $’000
Cash generated by operations	70,579	50,280	96,335
Less:
Purchase of property, plant and equipment	(7,750)	(7,528)	(20,232)
Purchase of intangible assets	(6,771)	(5,799)	(2,448)
Free cash flow	56,058	36,953	73,655

Will Gardiner,

Chief Financial Officer

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Risk Factors

The following sections set out risk factors which have been identified as a result of the review process undertaken by the executive management and Board which is explained in more detail on pages 50 to 52 of our Corporate Governance report. These reflect risks which are believed could have an adverse impact on the performance of the business and its results of operations.

The management of risk and the ways in which the Group might mitigate against the impact of such risks forms part of the day to day operations of the Group and each function. In the Business Review on pages 19 and 20, we explain matters which formed part of the reviews undertaken by management and the Board during 2010.

Risks associated with ownership of shares in the Company can be found on pages 140 to 141 of the Directors report — Corporate and share information.

Risks related to the company

Strategy

We may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

We may incorrectly assess trends in technological evolution, industry standards and/or the requirements of our customers and end consumers. We may invest our R&D monies in the wrong areas, develop products that fail to meet our customers’ needs, or fail to pursue product development opportunities that our competitors seize. Our success also depends on the development of these markets and adoption of the technologies by our customers. Technological and market trends are difficult to predict. If we are unable to predict market requirements, end customer demand for product features and evolving industry standards, our prospects and results of operations could be materially adversely affected.

Our technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.

We derive the majority of our revenue from sales of our Bluetooth- and GPS-based products. The Bluetooth and GPS standards have each evolved over the time since their first introduction and an ever increasing array of features have been added to the chips required by our customers. We may fail to see or react to changes in the marketplace that fundamentally challenges our business model.

If our products cease to be used as an “anchor point” around which to integrate other technologies, or if the functions that our products support were ultimately integrated into one of the cellular chips in the device, our business could be materially adversely affected. Similarly, the technologies which we bring to market, for example Wi-Fi, and other technologies which we have under development or which we may release in the future, may be integrated into one of the other chips, for example in mobile phones into one of the cellular chips, which could also materially adversely affect our future business. We would also be materially adversely affected if our technologies were to decline in importance or be replaced entirely as the prevailing technology for short-range wireless communication and location-based services, or if superior technologies were developed that resulted in our products being less competitive.

The average selling prices of our products are likely to decrease rapidly.

The average selling prices of our products have historically declined significantly over their life, and this is likely to continue. We have regularly reduced the average selling prices of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors, and expect to have to do so in the future.

The global recession in 2009/10 caused a significant downturn in the semiconductor industry, resulting in our competitors becoming more aggressive in their pricing practices, behaviour which we expect to continue in the foreseeable future. Our financial results could be materially adversely affected if we fail to offset reduced prices by increasing our sales volumes, reducing our costs, or successfully introducing new products at higher prices.

Product, Technology and Execution

We may fail to develop new products on a timely basis or fail to secure new orders with our new technologies due to insufficient resources or poor programme execution.

Our success depends on our ability to develop new semiconductor solutions for existing and new markets, introduce those products in a cost-effective and timely manner, and convince leading equipment manufacturers to select those products for design into their own new products. If we are not able to develop and introduce new products successfully and in a cost effective and timely manner, our business, prospects, financial condition and results of operations will be materially adversely affected.

The development of new solutions can require us to engage third parties to provide products or resources we do not possess. Our programmes and the delivery of new products would be adversely affected if these third parties were unable to to provide us with the necessary support according to our deadlines or specifications.

Our lengthy product design cycle means we could fail to timely deliver products that have the desired performance or features.

The design and sales cycle for our integrated circuits can take up to 36 months, and in exceptional cases even longer. Achieving volume production of products using our integrated circuits can take an additional six months or more because our customers need to incorporate our technology into their own products. The lengthy design cycle makes it difficult to forecast product demand and the timing of orders, which may not ultimately materialize in accordance with our expectations. Actual customer requirements for the combination of multiple technologies and the way these are incorporated into their products may differ from our expectations. Also, CSR may fail to develop products with the combination of technologies or features that customers expect.

34/35

Directors’ report

Risk Factors continued

Even when a customer chooses our design, that customer may not order volume shipments, and in addition, the delays inherent in lengthy design cycles increase the risk that our customers may seek to cancel or modify orders.

If the introduction of products is delayed, our ability to compete and maintain market share may be materially adversely affected. If we deliver products with errors, defects or bugs, or that are susceptible to connectivity viruses, our credibility and the market acceptance and sales of our products could be materially adversely affected.

We are subject to risks associated with the transition to smaller geometry process technologies in a timely manner at a competitive cost.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries.

This transition will require modifications to the design and manufacturing processes of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in delays in product deliveries, increased expenses or reduced manufacturing yields, all of which could materially adversely impact our results of operations.

Product Sourcing and Supply Chain

The third party foundries and subcontractors on whom we rely to manufacture, assemble and test our integrated circuit products may be unable to meet our business requirements, harming our ability to deliver products to customers.

We do not own or operate a fabrication facility. We are therefore reliant on third parties and in particular Taiwan Semiconductor Manufacturing Company (TSMC) and Advanced Semiconductor Engineering (ASE) to manufacture, assemble and test high quality products on time.

Because we are wholly reliant on third parties, we have in the past experienced and remain subject to risks, including:

•

changes to the terms on which the third parties are able or willing supply products and services to us, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products in order to meet customer orders or to support in the delivery of finished products required to satisfy those orders, for example by providing that capacity to other customers in preference to us

•

interruptions in manufacturing or testing at supplier sites, resulting for example from earthquake, pandemic, natural disaster or geopolitical instability, shortage of materials or failures in their own suppliers;

•

changes in working practices affecting product qualification or product quality, changes in management personnel affecting working relationships, that may occur within our suppliers, including potentially as a result of reorganisations, mergers, acquisitions or disposals affecting our suppliers;

•	financial difficulties which results in their being unable to obtain the raw materials or services to satisfy particular orders, plant shut-downs or closures or cease doing business altogether;

•	quality problems in our suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns; and

•	limited control over delivery schedules, quality assurance and control and production costs.

Because we have no long term supply contracts, our suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. If we cannot source products we need from one of our third party suppliers, we may be unable quickly to source our requirements from alternative suppliers. Any of these developments would adversely affect our ability to deliver products, undermine our perceived reliability, and harm our financial condition and results of operations.

We depend on a sole supplier for some critical components.

We purchase critical components from a single supplier for certain products. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect our business and results of operations.

Errors or defects in our products could result in claims from customers.

Integrated circuits are highly complex products, and the integrated circuits that we supply to our customers are required to operate to very precise specifications. We may not detect errors or defects in the research and development of a product or in its manufacture before it is supplied to customers or installed in the customers’ own finished devices. Errors and defects could result in our customers’ devices being faulty, which would result in returns from consumers. If the device’s failure were attributable to our products, we may face claims for losses or damages, costs for rectifying the defects or replacing the product, and loss of revenue if customers cancel orders. We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability, and where there are limitations they may not be enforceable.

Our insurance coverage against losses that might arise as a result of some product defects may not be sufficient to cover claims asserted against us, and may not continue to be available generally or on reasonable terms. Product defects could also have longer-term harmful effects on our reputation or our relationships with our customers. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Risk Factors continued

Customers and Distributors

We are highly reliant upon the success of our customers’ products.

We rely on equipment manufacturers to select our products to be designed into their products. Sales of our products are largely dependent on the commercial success of our customers’ products. If the customers’ products are unsuccessful, our business may be materially adversely affected.

To understand customer diversification and reliance on end consumer product manufacturers, the majority of our customer disclosures are based on end customer analysis. However distributors are a key element of our onward supply chain and hence we give parallel disclosure to aid understanding of the risks in this area.

We rely on a few large customers for a significant portion of our revenue.

We work with a broad range of customers across our product portfolio but a few large customers represent a material portion of our total revenue. Our largest customer accounted for approximately 14% of our net revenue in 2010, 11% in 2009 and 19% in 2008. Our top five customers accounted for approximately 42% of our net revenue in 2010, 43% in 2009 and 50% in 2008. Our revenue could materially decline and our operating results could be materially adversely affected if we:

•	Fail to maintain a good relationship with our key customers,

•	Fail to meet the customers’ product needs on a timely basis, or

•	Lose design wins for our products with our key customers.

A change in ownership of a customer or their own strategy for their products could have a material adverse affect on our business if the customer were to reduce or change its orders to us, seek alternate suppliers, or become unable or fail to meet its payment obligations to us. If any of our key customers has financial or other difficulties that affect its ability to maintain its business, it could reduce its orders to us and thus adversely affect our business and financial performance.

Financial difficulties or failure of our distributors could cause financial loss to us and affect our ability to supply products to end customers.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 12% of our net revenue in 2010, compared with 12% in 2009 and 24% in 2008. Our distributors are wholly independent third parties, who support our own direct marketing and sales. The current economic environment presents significant challenges to the stability of distributors. These include:

•	Uncertain demand patterns, which means the distributor risks ordering more products than they require to satisfy our end customers, resulting in them holding too much stock,

•	restrictions on credit terms which means the distributor may have difficulty in selling products because the end customer does not have the cash flow to enable them to buy from the distributor, or

•	slowdown in orders meaning an end customer stops buying product because of insufficient demand,

each of which could affect our distributors’ ability to continue in business.

Our own business would be disrupted if end customers are unable to obtain our products from our distributors on a timely basis. We may be unable to collect amounts due from a failed distributor for products which have been supplied or to recover those products in default of non-payment. Each of these events could have a material adverse affect on our business and financial performance.

If we are unable to protect our commercially sensitive information, our reputation could be harmed and our ability to conduct business could be impacted, which may result in loss of orders and therefore revenues

The information shared between CSR and third parties for the development of products and technologies and the terms on which CSR conducts business with our customers are commercially sensitive and highly confidential. Our business reputation and our operating performance and results would be adversely affected if such information were to become known by third parties.

Monitoring unauthorized use and disclosure of our commercially sensitive information is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use or disclosure of our commercially sensitive information, particularly in foreign countries where the laws may not protect our commercially sensitive information as fully as in the United States and Western Europe. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or commercially sensitive information to the same extent as do the laws of the United States and Western Europe, and thus make the possibility of unauthorized use and disclosure of our commercially sensitive information more likely in these countries.

Infringement of IP Rights

We may be subject to claims that we infringe third party intellectual property rights.

Intellectual property litigation and disputes are common in our industry.

At any given time in the ordinary course of business, we have regularly received, and we may continue to receive, written notices or offers from our competitors and others claiming to have patent and other intellectual property rights in certain technology and inviting us to license this technology and related patents, including technology and patents that may apply to the Bluetooth standard or the IEEE family of standards, or other wireless or wired standards, as well as to other technology and patents relevant to our chips, software and system solutions. These notices or offers have been made directly to us and through our U.S. and foreign customers

36/37

Directors’ report

Risk Factors continued

and other third parties. We have responded, or are in the process of responding, directly, or indirectly through our customers and other third parties to notices and allegations of infringement that we or our customers have received, and continue to respond regarding the offers with some of the parties that have sent the notices.

Moreover, we and customers who use our products have in the past been, and currently are, subject to patent infringement litigation. For example, we are currently engaged in litigation with parties that claim our products infringe their patents as discussed in note 31 to the Financial Statements. We and customers who use our products may be subject to further intellectual property claims by third parties alleging infringements of their patents or other intellectual property rights.

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

The defence of such claims, whether or not determined in our favour or settled, could result in significant costs, harm our reputation and divert the attention of our management or other key employees. As we diversify into different wireless technologies, we may become more susceptible to these types of infringement claims. Any of the foregoing could have a material adverse impact on our business, operating expenses, financial condition and results of operations. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact. If infringement claims are brought against us, these assertions could distract CSR’s management and necessitate the expenditure of potentially significant funds and resources to defend or settle such claims. No assurance can be made that third parties will not seek to commence additional litigation against us, or that the pending and/or additional litigation will not have a material adverse effect on our business.

We cannot be certain that we will have the financial resources to defend itself against any patent or other intellectual property litigation. Our costs and potential liability are increased to the extent we have to indemnify or otherwise defend our customers. If we are unsuccessful in any challenge to its rights to market and sell its products, we may, among other things, be required to:

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

Before we could be successful in defending an infringement claim, our customers may already be reluctant to include us on their future product design. Therefore, even if we are successful in defending an infringement action, negative publicity could already have a material adverse effect on its business in addition to the expense, time delay, and burden on management of the litigation itself.

Protection of IP Rights

We may fail or be unable to obtain sufficient intellectual property protection of our proprietary technology, which could harm our competitive position and increase our expenses.

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and Western Europe. If competitors are able to use our technology, our ability to compete effectively could be harmed.

Our patent applications may not provide sufficient protection for all competitive aspects of our technology or may not result in issued patents. Issued patents may not provide competitive advantages to us. For example, our competitors may be able to effectively design around our patents, or the patents may be challenged, invalidated or circumvented. Those competitors may also independently develop technologies that are substantially equivalent or superior to our technology and may obtain patents that restrict our business. Moreover, while we hold, or have applied for, patents relating to the technology used in our products, some of our products are based in part on standards, for which we do not hold patents or other intellectual property rights.

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

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Risk Factors continued

We may incur indemnity obligations under our contracts with customers that could adversely impact our business.

We have agreed to indemnify some customers for costs and damages of intellectual property infringement in some circumstances, which may subject us to significant indemnification claims by our customers or others. We may also have to defend related third-party infringement claims made directly against us.

In some instances, our products are designed for use in devices used by potentially millions of consumers, such as cellular telephones, and our server software is placed on servers providing wireless network services to end-users, both of which could subject it to considerable exposure should an infringement claim occur. We have received notice from customers that they have been notified by one of our competitors that the incorporation of our chip sets into products breaches that competitors own intellectual property and/or requires the payment of patent license fees to the competitor. If this competitor or another competitor pursued such claims, our business could be materially adversely affected.

Staff

Loss of key employees or failure to equip employees with the necessary skills and capabilities to support the Company’s strategy could hurt our competitive position.

Our success depends to a significant extent upon our senior executives and R&D, engineering, marketing, sales, support and other personnel and our ability to continue to attract, retain and motivate qualified personnel. The loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse affect on us.

We also need to ensure that our employees have the skills and capabilities necessary for the Company to develop new technologies and products to compete effectively and secure new business. The failure to provide adequate training or development, through lack of investment or planning could affect staff retention or mean that staff do not possess the knowledge and skills needed by the Company to deliver on its strategy. This could have a material adverse affect on the Company’s operating and financial results.

Mergers and Acquisitions

Any future mergers or acquisitions that CSR might undertake could fail to achieve anticipated commercial, technological or financial benefits, including synergies, and could divert management’s attention, cause ownership dilution to our shareholders, and adversely affect our results of operations and share price.

From time to time, we have made, and may in the future make acquisitions and engage in mergers and other strategic transactions that are intended to support our business and commercial objectives, growth and diversification. Our strategic transactions may fail to achieve the desired objectives, including for example cost savings, revenue enhancements or technology advancements. In particular, our ability to successfully realise cost synergies and revenue enhancements and the timing of this realisation may be adversely affected by a variety of factors, including but not limited to:

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

Compliance with laws and regulations

International economic, political and other risks may harm our results of operations.

We derive nearly all of our revenue from sales outside of the U.K. Because we conduct business internationally, we are subject to economic, political and other risks in each of the countries in which we operate, and our customers are subject to these risks in the countries in which they operate. Such risks include:

•

Ensuring compliance with multiple sets of laws and regulations, which can change often and may be in conflict, relating to the import and export of our and our customers’ products, employment, taxes, and other laws and regulations that apply in our industry;

•	Complying with local business practices and managing cultural differences;

38/39

Directors’ report

Risk Factors continued

•	Working with local infrastructure and transportation networks; and

•	Designing products to comply with local regulatory requirements.

If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our results of operations may be materially adversely affected.

Internal infrastructure

We rely on Information Technology and automated systems to conduct our business

We rely on Information Technology (or “IT”) and automated systems to support our operations globally. A failure or interruption to these systems could materially and adversely affect our business and operations and as a result our financial performance. If our IT systems were to fail or be disrupted this could adversely affect many aspects of our business, from the development of products, to the ordering and delivery of products, to the accurate recording of financial information would be adversely affected.

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

If our IT systems fail to evolve in conjunction with the needs of our business, for example because of lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating systems or grow our business could be adversely affected. Any of these events could result in loss of business, additional costs, or inaccurate recording of key business and financial information, which could materially adversely affect our business and results of operations.

Competition

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

We are seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/ or loss of market share. Within our markets, we face competition from public and private companies, as well as the in-house design efforts of our customers. A number of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. We may fail to compete successfully, which could materially adversely affect our business and financial performance.

Economic Environment

Our business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns, including in connection with the recent global financial crisis.

We operate in the global semiconductor industry, which is highly cyclical, subject to rapid change and evolving industry standards and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which can have a material adverse affect on our business. These factors have in the past and may in the future cause substantial fluctuations in our revenue and results of operations.

We may not accurately forecast demand for our products, and as a result may hold excess inventory or suffer from product shortages.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Risk Factors continued

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

Similarly, in time of growing demand, either generally or for particular products, we may not order sufficient inventory to satisfy customer requirements and as a result not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and reduce our revenue. Any of the foregoing could have a material adverse affect on our financial condition and results of operations.

Consumer demand

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

Risks related to the industry

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

40/41

Directors’ report

Risk Factors continued

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

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Board of Directors

<  Audit Committee

■ Remuneration Committee

• Nomination Committee

Directors Biographies

Will Gardiner

Mr Gardiner (age 46), Chief Financial Officer, joined CSR as Chief Financial Officer in June 2008. Prior to joining CSR, Mr Gardiner was Finance Director for Technology and Enterprise at BSkyB plc. Before its acquisition by BSkyB in 2006, Mr Gardiner had since 2001 been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr Gardiner held a number of senior roles within JPMorgan’s investment banking division, specialising in the telecoms and technology sectors. Mr Gardiner has a BA from Harvard College and MA from Johns Hopkins University.

Anthony Carlisle  <   ■  •

Mr Carlisle (age 63), a non-executive director and our Senior Independent Director, was appointed a non-executive director of CSR in July 2005 and was appointed as Senior Independent Director on 27 May 2009. He is also a member of our audit, remuneration and nomination committees. Mr Carlisle is the Chief Executive of Citigate Dewe Rogerson Consultancy. He has over 30 years experience in marketing and communications, advising major companies in the UK and internationally. He holds a BA in Economics.

Joep van Beurden

Mr van Beurden (age 50), Chief Executive Officer, was appointed Chief Executive Officer on 1 November 2007. Prior to joining CSR, Mr van Beurden was Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market based in France. Before joining NexWave, Mr van Beurden held senior positions at Canesta Inc., a fabless semiconductor company in San Jose, California and Philips Components also in San Jose. Prior to that, Mr van Beurden had worked for five years for management and strategy consultants McKinsey & Company in Amsterdam. Mr van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia. In January 2009, Mr van

Beurden was appointed a director of the Global Semiconductor Alliance, (GSA) a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. In December 2009 the GSA appointed Mr van Beurden as a Vice Chairman. Mr van Beurden holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, The Netherlands.

Kanwar Chadha

Mr Chadha (age 51), Chief Marketing Officer joined CSR on 26 June 2009, following the acquisition of SiRF Technology Holdings Inc. where he was a founder, head of marketing and a member of the Board of Directors. Mr Chadha has over 25 years’ of experience in various marketing and management positions. Prior to founding SiRF, Mr Chadha served as general manager of the multimedia group and director of strategic marketing at S3 Inc., where he led the development of innovative audio and video processing technologies. Before joining S3 Inc., Mr Chadha co-founded AQuesT Inc., a developer of multimedia and 3D graphics acceleration products and served as its chairman. Prior to his entrepreneurial ventures, he served at Intel in various product marketing positions, including product line manager for the i860 RISC processor and floating point co-processors 8087/287/387. Mr Chadha received his B.Tech. in electrical engineering from the Indian Institute of Technology, New Delhi and later his MS in CIS from the University of Pennsylvania simultaneously with an MBA from the Wharton School of Business at the University of Pennsylvania.

Ron Mackintosh ■   •

Mr Mackintosh (age 62), Chairman, has served as a non-executive director since May 2004 and was appointed Chairman with effect from 2 May 2007. Mr Mackintosh is a non-executive director of software company Fidessa Group plc. Mr Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr Mackintosh was chief executive of Computer Sciences Corporation’s (CSC) European business, which had revenues of $2.5 billion. He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy which, he co-founded in July 2000. Mr Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Andrew Allner <  ■   •

Mr Allner (age 57), a non-executive director, joined CSR as a non-executive director on 1 October 2008. Mr Allner was appointed Chairman of the Audit Committee on 27 May 2009 and is also a member of the Remuneration and Nomination Committees. Mr Allner is currently Chairman of Marshalls plc, and also serves as non-executive director and Chairman of the Audit Committee at AZ Electronic Materials SA, The Go-Ahead Group plc and Northgate plc. Mr Allner was Group Finance Director of RHM plc, taking a lead role in its flotation in July 2005 on the London Stock Exchange. Prior to joining RHM plc, Mr Allner was CEO of Enodis PLC. Mr Allner has also served in senior executive positions with Dalgety PLC, Amersham International PLC and Guinness PLC. He is a former partner of Price Waterhouse and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a graduate of Oxford University.

James Collier

Mr Collier (age 52), a non-executive director, co-founded the Company in 1999. He served as CSR’s Chief Technical Officer from 1999 and following public listing of CSR plc in March 2004 as an executive director until 31 August 2010. Mr Collier is currently Chief Executive of Neul Ltd, a mobile wireless data service provider, which was founded in September 2010. Mr Collier has over 25 years experience of working in companies developing and supplying advanced technology concepts and products with executive and technical positions at Cambridge Consultants Ltd where he worked between 1984 and 1999 and prior to that at Schlumberger. Mr Collier has a degree in Physics from the University of Oxford.

42/43

Directors’ report

Board of Directors continued

Christopher Ladas

Mr Ladas (age 65), Operations Director, was appointed a director of CSR on 1 January 2008. He has served as CSR’s Senior Vice President, Operations since May 2000. Between January 1996 and May 2000, Mr Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, Mr Ladas held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. Mr Ladas holds a B.S. in Chemistry from Arizona State University, US. He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the Global Semiconductor Alliance.

Sergio Giacoletto-Roggio <  ■   •

Mr Giacoletto-Roggio (age 61), a non-executive director, joined CSR as a non-executive director on 4 January 2007. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. In

December 2008, Mr Giacoletto-Roggio retired from Oracle Corporation, where he had been executive vice president of Oracle Corporation, Europe, Middle East and Africa and a member of Oracle’s executive committee. Prior to joining Oracle in 1997, Mr Giacoletto-Roggio was President, value added services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles. Mr Giacoletto-Roggio has served on multiple company boards and IT industry associations. He is currently non-executive director and the senior independent director of Logica plc, a non-executive director of Colt Telecom SA and the chairman of Sophis Holding (Luxembourg) SCA. Mr Giacoletto-Roggio holds a Masters in Computer Science from the University of Turin.

Teresa Vega

Ms Vega (age 56), a non-executive director, joined CSR as a Non-Executive Director on

27 October 2010. Ms Vega has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc., where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc., where she served as Chief Operating Officer of the wireless infrastructure unit. In each of these organisations, Ms Vega led and built multi-billion dollar divisions and spearheaded major product launches. Between 2002 and 2005, Ms Vega also served as Group President, Wireless Cable and Emerging Markets at Telecordia Technologies Inc., a leading global provider of telecommunications software and services for network operators. Ms Vega is presently non-executive chairman of UK-based Cambridge Broadband Networks Limited, and also is non-executive chairman of Arieso Ltd (Newbury UK). More recently she has been appointed as non-executive chairman of ip.access Limited, also based in Cambridge.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Corporate governance

Chairman’s introduction

Your Board is accountable to the Company’s shareholders for creating and delivering sustainable shareholder value through the management of the Group’s business. We are committed to high standards of corporate governance which we recognise is fundamental to business integrity and enabling the Group to operate successfully.

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

The following report and the report of the Remuneration Committee on pages 53 to 63 explains how the Board operates, the roles of the Board members and how the Board and its Committees function to ensure compliance with the principles of corporate governance. It also sets out how we encourage our employees across the Group to contribute to ensuring that the Group as a whole operates to high standards of governance, in their participation within the business of the Board and its Committees and as individuals through their responsibility to support these principles.

Ron Mackintosh

Statement of compliance

The Company’s shares are listed on the London Stock Exchange and therefore, under the Listing Rules of the Financial Services Authority, the Board must report on compliance with the provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance (the “Code”‘), which are appended to the Listing Rules. The Company is aware of the changes introduced as a result of the new UK Corporate Governance Code which will be effective for the Company for the reporting period commencing on 1 January 2011 and has either adopted aspects of the revised provisions early, or will adopt the new provisions through 2011.

In addition to complying with UK corporate governance requirements, the Company must also follow US securities laws and regulations due to the registration of its ordinary shares with the US Securities and Exchange Commission, although it is not listed on a US stock exchange.

Other than the provision relating to the balance of executive and non-executive directors on the Board, the Board has complied with the provisions of the Code. As disclosed in the Corporate Governance report for the financial year 2009, notwithstanding the non-compliance with the provisions of the Code, the Board remained satisfied that an appropriate balance of skills and experience has been in place to enable the Board to perform its responsibilities effectively. An overview of the balance of skills and experience on the Board is given on page 45.

In last year’s report the Board confirmed that during 2010, attention would be given to appointing an additional non-executive director. The report explained that such an appointment would be made with due regard to the balance of existing skills, experience and contribution of each of the existing directors, allowing those new to the Board during 2009, being Mr Kanwar Chadha and Mr Diosdado Banatao time to become familiar with the Group, its activities and the role of the Board.

During May 2010, a process of determining a candidate profile was initiated and discussions were undertaken with executive search agencies, resulting in the appointment of an external agency in June 2010 to undertake a search for an additional non-executive director.

In June 2010, the Company announced that Mr James Collier, a co-founder of the Company and Chief Technical Officer, would, with effect from 1 September 2010, stand down from his role as an executive director on the Board. Mr Collier has extensive knowledge of the Company in addition to the industry in which it operates. As a result, the Board considered that the balance of skills and experience on the Board would benefit from Mr Collier’s continued contribution in the capacity of a non-executive director. Accordingly, effective from 1 September 2010, Mr Collier assumed his present role as a non-executive director. Whilst the Board recognizes the fact that Mr Collier’s previous role means he is not considered by the Code as being independent of management, it believes that Mr Collier’s qualities will contribute to the Board’s overall effectiveness. In the period since his appointment in the capacity of a non-executive director, the Board is satisfied that Mr Collier has contributed in a manner demonstrably independent of management. Following Mr Collier’s appointment as a non-executive director, the Board balance was an equal number of executive and independent non-executive directors.

On 26 October 2010, Mr Diosdado Banatao, a non-executive director, who had joined the Board following the acquisition of SiRF in June 2009, stood down from the Board. Effective 27 October 2010, Ms Teresa Vega was appointed as a non-executive director. Ms Vega has over 30 years experience in the technology and telecommunications industries, working for leading global companies including Motorola Inc, where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business and Lucent Technologies Inc, where she served as Chief Operating Officer of the wireless infrastructure unit for six years. Ms Vega’s appointment followed a thorough selection process, supported by external executive search consultants. The Board considers that Ms Vega’s experience and knowledge of the industries in which the Company operates will contribute to the performance of the Board. Ms Vega’s appointment was also made with due regard to diversity on the Board, including gender.

Succession Planning and Organisational Development

In its report for 2009, the Board explained that succession planning needed to be an area for focus, particularly in light of the acquisition of SiRF completed in June 2009. This recognised the increasing size of the Group and the complexity of its operations. During the autumn of 2010, an external consultancy was appointed to support the Board

44/45

Directors’ report

Corporate governance continued

in conducting a measured review, which included interviews with members of the Board and other executives and managers in the Company. The Board will consider the findings of the report and the appropriate next steps during the first quarter of 2011.

Executive Ethics Policy

All employees of the Group, including the executive directors and senior officers, must comply with the Group’s Ethics Policy adopted in 2009 following the Company’s registration with the US Securities and Exchange Commission. In addition, the Company has adopted an Executive Ethics Policy that applies to executive directors, senior officers and other specified employees and is intended to meet the “code of ethics” requirements of Section 406 of the US Sarbanes-Oxley Act. A copy of the Executive Ethics Policy may be found at www.csr.com/ethicspolicy.

The following statements describe how the Board operates and the respective roles of the Chairman, non-executive and executive directors.

The Board

As at 31 December 2010, the Board comprised ten members, being the Chairman, Mr Ron Mackintosh, four executive directors and five non-executive directors. Of those in post as at 31 December 2010, nine directors including Mr Mackintosh had served throughout the year.

The four executive directors in office at 31 December 2010 who had served throughout the year were Mr Joep van Beurden, Chief Executive Officer, Mr Will Gardiner, Chief Financial Officer, Mr Kanwar Chadha, Chief Marketing Officer and Mr Chris Ladas, Operations Director. The three non-executive directors who served throughout the year, each of whom is considered independent of management, were Mr Anthony Carlisle, Mr Sergio Giacoletto-Roggio and Mr Andrew Allner. Mr James Collier, who was a co-founder of the Company and stood down as an executive director on 1 September 2010, was, with effect from that date, appointed a non-executive director. Ms Teresa Vega was appointed as a non-executive director with effect from 27 October 2010.

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

Mr Anthony Carlisle has served as the Senior Independent Director since May 2009 and Mr Andrew Allner, a chartered accountant with recent and relevant financial experience, has served as Chairman of the Audit Committee since May 2009. Mr Gardiner is the director responsible for health and safety. Mr Brett Gladden served as Company Secretary throughout the year.

Board Balance and Diversity

The Board believes that it has an appropriate balance of diverse skills and experience that contribute to the effective performance of the business and contribution of the Board. The Board includes executive and non-executive directors with extensive knowledge of the background and development of the Group, including Board members who were founders of both CSR and SiRF.

The Board has a wide experience of working in industries relevant to those in which the Group operates. This experience encompasses the cycle of product research, development, strategic marketing and communications, customer knowledge, and wider corporate development. The Board believes that it is important to consider board diversity within the context of ensuring those appointed to the Board are able to contribute effectively based on relevant skills and knowledge.

Reflecting the global business within which the Group operates, the Board comprises directors from five different nationalities with experience of managing businesses in each of the continents in which the Group is present. A detailed biography for each member of the Board is given on pages 42 and 43.

The Conduct of the Business of the Board

The Board meets regularly during the year as well as on an adhoc basis as required by time critical business needs.

The Board is responsible to shareholders for the effective and proper management and control of the Company and Group and has a formal schedule of matters reserved for its decisions. Its primary role is to determine and review strategy and policy, consider acquisitions and disposals, assess requests for major capital expenditure and give consideration to all other significant financial matters. This process is undertaken following discussions in conjunction with senior executive management, who in turn are responsible for the day-to-day conduct of the Group’s operations and for reporting to the Board on the progress being made in meeting the objectives.

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

The non-executive directors of the Board have diverse business, financial and technical experience, details of which are summarised on pages 42 and 43 and they each play a full role in the consideration of matters brought before the Board. This includes:

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

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Corporate governance continued

Non-executive directors are expected to constructively challenge and contribute to the development of strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

The Board regularly reviews strategy as part of its normal business. This includes holding two offsite meetings each year, the agendas for which cover a broad range of financial, commercial and technical aspects concerning the strategic objectives for the Group. These meetings are held in the summer and autumn, with different members of the management team attending, depending on the topics for discussion. As part of the process for reviewing strategy both within its normal business and the offsite reviews, the Board considers the known and potential challenges associated with the execution of the objectives. The Board also considers the risks to the Group in delivering the strategy, assessing not only the consequences of failing to meet the objectives but, where possible, the potential impact upon the business in determining to follow the strategic plan of record.

During October 2010, the Chairman travelled with the CEO to a number of the Group’s US offices to meet with staff to discuss the Company’s vision and strategy and obtain feedback on the performance of the business. In September 2010, the Board travelled to India for a meeting, the business of which included discussions with third parties to enhance understanding on the social, economic, and technological developments in India. Whilst in India, the Board also visited the Group’s offices in Bangalore and Delhi to hold meetings with members of staff and attend demonstrations on products under development. The Board considers these visits to be an important part of enhancing its understanding of the Group, its business and employees. It is expected that during 2011, the Board will undertake a business visit to Japan.

Independence of non-executive directors and segregation of duties

In accordance with the provisions of the Code, consideration has been given to the independence of all the non-executive directors. The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. The Board considers that Mr Collier, formerly an executive director to the Board, who in September 2010 assumed the role of a non-executive director, acts in a manner which is independent of management and the Company.

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

The Board met 16 times during the year and the attendance of each of the directors is shown on page 52.

Evaluation of the Performance of the Board

The Board has undertaken an annual evaluation of the performance of the Board and its committees on which it has reported since 2006. Since inception of the evaluation, the review has been conducted through a written survey prepared by the Company Secretary. The Board has considered the provisions of the new Corporate Governance Code and its guidance on the conduct at least once every three years of an evaluation of the performance of the Board supported by an external agent. Following Board approval, the Chairman conducted a series of interviews of potential agencies, resulting in the appointment in the autumn of 2010 of Armstrong Bonham-Carter to support the evaluation process. The evaluation is being conducted through the first quarter of 2011.

The Board expects Armstrong Bonham-Carter to report on their findings at the end of the first quarter of 2011. The Board will consider the results of the evaluation and any actions taken by the Board will be reported upon in the annual report for 2011.

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

In accordance with the provisions of the UK Corporate Governance Code which come into effect for financial years beginning on or after 29 June 2010, the Board has determined to early adopt the provision in regards to election of directors. Accordingly all directors serving on the board will stand for re-election at the forthcoming Annual General Meeting to be held on 18 May 2011. This is explained in more detail in the accompanying notice of meeting.

Ms Teresa Vega was appointed a non-executive director with effect from 27 October 2010 and has a letter of appointment effective for a three year term from that date. In accordance with the Company’s Articles, Ms Vega will be offering herself for election at the 2011 Annual General Meeting being the first General Meeting of the Company since her appointment.

Further information on each of the directors standing for re-election and election are set forth in the Notice of the Annual General Meeting which is in a separate document issued to all shareholders.

46/47

Directors’ report

Corporate governance continued

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

The Senior Independent Director, Mr Anthony Carlisle, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention. The Board is also appraised of discussions with major shareholders to ensure that executive and non-executive directors consider any matters which might be raised by those shareholders and to enable all directors to understand shareholders’ views. This includes feedback from the meetings attended by executive directors and the Chairman, in addition to reports from the Company’s advisers on their engagement with shareholders on behalf of the Company. During 2010, the Chairman of the Remuneration Committee met with a number of shareholders to discuss the Board’s remuneration policy, which included a review of changes introduced in 2010 to aspects of the remuneration of executive directors, primarily concerning the structure of the cash bonus plan and the utilization of share based incentives. These are considered in more detail in the report of the Remuneration Committee on pages 53 to 63.

Non-executive directors attend the Annual General Meetings and will also make themselves available to meet with shareholders on other occasions where requested. Corporate information is available on the Company’s website, www.csr.com. Information on the website is not incorporated by reference in the filing of the Form 20-F with the US Securities and Exchange Commission.

Committees of the Board

The Board has three Committees, Remuneration, Audit and Nomination. Throughout the year, the Chairman and each of Mr Allner, Mr Carlisle and Mr Giacoletto-Roggio were members of the Remuneration and Nomination Committees. Mr Mackintosh attends meetings of the Audit Committee by invitation.

In accordance with the Code, the duties of the Committees are set out in formal terms of reference. These are available from the Company Secretary and can be found on the Company’s website, www.csr.com. Membership of the Committees is shown on page 42 and 43. The Company Secretary acts as secretary to each of the Committees. The terms of reference are each subject to annual review. Information on the Company’s website is not incorporated by reference in the filing of this Annual Report with the US Securities and Exchange Commission.

Remuneration Committee

Mr Sergio Giacoletto-Roggio is the Chairman of the Remuneration Committee, which position he has held since September 2007. The other members of the Committee at 31 December 2010 were Messrs Allner, Carlisle and Mackintosh.

The principal function of the Remuneration Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole. The Remuneration Committee met five times during the year and the attendance of its members is shown in the table on page 52.

The report to shareholders on the role of the Remuneration Committee, how directors are remunerated, together with details of individual directors’ remuneration are shown on pages 53 to 63.

Nomination Committee

Mr Ron Mackintosh is the Chairman of the Nomination Committee, which position he has held since 2 May 2007. The other members of the Nomination Committee at 31 December 2010 were Messrs Allner, Carlisle and Giacoletto-Roggio.

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

During 2010, the Nomination Committee did not meet separately, but did meet as part of the formal proceedings of the Board to consider the appointment of Ms Vega.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Corporate governance continued

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

The other members of the Audit Committee at 31 December 2010 were Messrs Carlisle and Giacoletto-Roggio. Mr Mackintosh, Chairman of the Board, attends meetings of the Audit Committee by invitation. The experience and expertise of the members of the Audit Committee are summarised on pages 42 and 43. The attendance of its members is shown in the table on page 52.

As part of encouraging continuous improvement, the Audit Committee supports management in identifying targets and objectives for extending existing processes and ensuring that it works in tandem with changes to the Group which are a feature of operating in a dynamic industry.

Introduction from the Chairman of the Audit Committee

Your Board believes that it is essential for the success of the Company to ensure that a framework of effective oversight on the performance of management and the business is in place to support the fulfillment of appropriate and balanced strategic imperatives of the Group which in turn are intended to sustain and improve business and financial performance.

In the following sections of this report, we explain how during 2010 the Audit Committee has contributed to this process in reviewing and providing guidance to management in the execution of a number of important projects, linked to the continuing development of the Group and also matters linked to ongoing regulatory compliance. These have included the project to ensure the Group was able to satisfy Section 404 of the Sarbanes Oxley Act, the implementation of improvements to the Group’s business information systems, in addition to preparing for the introduction of the UK Bribery Act, as well as the standard business matters delegated by the Board to the Committee.

Andrew Allner

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

A detailed agenda of matters for discussion at the meeting, together with supporting papers is provided in advance of each meeting. The agenda incorporates a range of standard business items considered at each meeting. Routine business items include reports from the Chief Financial Officer and Internal Auditor as well as a draft form of the announcement on the Group’s financial results for the relevant quarter. In addition the Audit Committee addresses a number of other items as part of its schedule of business through the course of a year, such as risk management, business continuity planning, treasury policy and procedures, tax planning and the Group’s policy manual as well as such ad-hoc matters as are deemed appropriate. The schedule of agenda items for the calendar year was last reviewed and approved by the Audit Committee in July 2010.

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

The Conduct of the Business of the Audit Committee

The Audit Committee met four times during the year in the execution of its responsibilities. The more material matters considered and any proposals for action were reported by the Chairman of the Audit Committee to the subsequent meeting of the full Board. During 2010, in addition to the routine business, the Audit Committee received reports on additional matters falling within its terms of reference, including the implementation of an enhanced integrated business information system for the Group, and work to ensure the Group was able to comply with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002 for the 2010 financial year. More details on this work is set out below.

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

48/49

Directors’ report

Corporate governance continued

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

Since the Company became subject to the reporting requirements of the US Securities Exchange Act of 1934, the Audit Committee has received reports from management regarding the Company’s compliance with requirements under the Exchange Act (including those rules and regulations that apply by reason of the US Sarbanes-Oxley Act of 2002) that relate to financial reporting and other disclosure matters. These requirements relate among other things to disclosure controls and procedures (which became applicable in June 2009) and internal control over financial reporting (which applied from the beginning of the 2010 financial year).

To support the Company in working towards compliance with the Exchange Act, the Committee appointed a project team, which included external consultants, to develop a programme of work. The programme established milestones for implementing required processes in addition to the conduct of appropriate testing and validation. During 2010, the Committee received reports at each of its meetings on progress. This has included reports from the Internal Auditor, as well as the results of a review by the External Auditor.

As disclosed in the Corporate Governance report for 2009, the position of Internal Auditor became vacant in the final quarter of 2009, following the appointment of the incumbent to another senior financial role in the Group. During the first quarter of 2010, a new appointment as Internal Auditor was made. The Audit Committee approved an internal audit plan in April 2010.

The plan provided for reviews of aspects of the controls and procedures of the Group associated with the introduction of the new integrated business system and compliance with the Exchange Act, audits in various offices and of external agents who support the Group’s supply chain. As part of the adoption of the plan, the Audit Committee also supported the utilisation of external resources to assist in timely execution and reporting.

The Audit Committee received regular reports during 2010 on this work from the project team, members of management whose areas of responsibility were affected by the implementation and the Internal Auditor. These reports considered the planning for the phased implementation of the system, validation on operational integrity, project costs and also, following completion a review of the lessons to be learned from the project.

At 31 December 2010, the Group had cash resources of $440.1 million an increase over the prior year of $27.8 million. Reflecting this substantial asset of the business, the Committee monitors the Group’s Treasury function on a regular basis, including where appropriate periodic external audits of the Treasury function’s policies, procedures and working practices. The last such audit was undertaken in 2009, by Ernst & Young LLP, following the acquisition of SiRF on which the Committee reported in the Corporate Governance Report for 2009.

During the final quarter of 2009 and through the first quarter of 2010, the treasury function was strengthened with recruitment of additional resource. In conjunction with the enlargement of the team, a review of formal controls and the segregation of duties was undertaken. Changes to prevailing practices were reported to the Audit Committee and adopted. These changes have been the subject of external review during 2010, by way of assurance that the changes have been effective and as part of working towards compliance with Sarbanes Oxley mentioned above.

The Group’s Treasury Policy was most recently reviewed in September 2010 and the findings reported for consideration by the Audit Committee at its scheduled meeting in October. The review included an assessment of approved counterparties with whom the Company might place cash on deposit and other amendments to the policy to comply with Sarbanes Oxley.

The routine business of the Committee at each meeting includes an up-date on a range of ongoing litigation and litigation related matters concerning the Group. This review is also supported by a sub-committee of the Board led by the Chairman which was established in 2009 the purpose of which is to consider matters connected with material litigation. Both the Audit Committee and the Litigation Sub-committee have access to the advice and support of the Group’s executive management and outside counsel where considered appropriate. The results of these meetings are reported to the Board on a regular basis.

In response to the forthcoming Bribery Act which comes into effect during 2011, the Committee appointed external consultants to conduct an audit of current practices and awareness within the organization across functions and territories on appropriate processes and engagements with third parties. The results of that review were considered by the Committee at its meeting in July 2010. The report has been used to develop a programme of measures intended to develop employee awareness at all levels of the organization. This includes the promulgation of a global policy and a training programme across the Group globally, including presentations to the executive leadership, the wider management team of the Group and the Board. At its scheduled meeting, the Committee receives reports on the progress in implementing the programme of measures to ensure targets are being met, which in turn are shared with the Board.

Interaction with the External Auditors

During 2010, as part of its formal business, the Audit Committee met on four occasions with the external auditors. On two occasions the Audit Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Audit Committee has a policy of permitted services which details the services that can be provided by the Group’s auditors and those services which require specific advance approval by the Audit Committee. The policy also details services that the Group’s auditors are not permitted to provide. For permitted services, the Audit Committee has delegated the determination of fees to the Chief Financial Officer, provided the fee does not exceed £100,000. No services can be provided in excess of £100,000 without the prior approval of the Audit Committee. The policy was reviewed in October 2010. Both the existing policy and the policy in place prior to October 2010 were complied with throughout the year.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Corporate governance continued

The Audit Committee is aware of and has approved the audit and non-audit services which have been provided during 2010 by the Company’s external auditors, Deloitte LLP. Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group. The Audit Committee is satisfied that, notwithstanding this work, Deloitte LLP have retained objectivity and independence during the year.

The following table sets forth the fees paid by the Company to the external auditors as approved by the Audit Committee.

	2010	2009	2008
	$’000	$’000	$’000
Audit Fees	745	936	360
Audit-related services	44	103	34
Taxation services	394	511	130
Other Services	–	2,189	–
Total	1,183	3,739	524

The category for Other Services for 2009 includes $316,000 for advisory work provided by Deloitte LLP in connection with the acquisition of SiRF. The remaining balance for other services primarily consists of Deloitte LLP acting as UK reporting accountant and SEC regulatory reporting accountant.

The taxation services consist of Federal and State tax return preparation, US transfer pricing documentation and advice regarding the structure of the Group’s US operations.

Deloitte LLP has been the Company’s auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly. The most recent full review, including release of tenders to other possible audit firms was conducted in 2005. In 2010, the Chairman of the Audit Committee led a meeting which reviewed the effectiveness of the external auditors which concluded that Deloitte LLP was performing satisfactorily and should be recommended for re-appointment at the Annual General Meeting.

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

The Board is ultimately responsible for the Group’s system of internal control and for reviewing its effectiveness. The systems and processes established by the Board are designed to manage, rather than eliminate the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss. The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company’s senior management, in conjunction with external advisers, are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee.

The Audit Committee considers the findings from such reviews to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Group and consideration of reports that have been submitted. These findings are in turn regularly reviewed and discussed by the full Board. The Board is satisfied that this process accords with the internal control guidance for directors set out in the Turnbull Report “Internal Control: Guidance for Directors on the Combined Code” and that through its interface with management, the Board is aware of the major risks facing the Group and the steps taken by the Group to mitigate such risks, so far as is possible.

A risk evaluation process has been implemented throughout 2010 and was in place up to the date of approval of this Annual Report and the financial statements. The risk evaluation process has been the subject of review by the Committee during 2010. This ongoing review process included an up-date on the progress in addressing the disclosure and management of key risks affecting the Group.

During 2010 a review of risks which might affect the Group was conducted which involved all functions of the business. Risks were rated based on a scoring method which was also the subject of review in 2010. The scoring method is based on two metrics—the possible financial impact of a risk occurring and the probability that the risk might occur. These two metrics allow the risks to be scored and then ranked based on the scores.

The executive leadership review the results of these scores and the ranking of risks. In their review, the executive leadership consider how the risks might impact upon the achievement of the Group’s strategic objectives and the overall performance of the business. Where a risk is considered to be material, a member of the executive leadership is made responsible for developing a plan intended to mitigate against the risk actually occurring or to respond in the event the risk were to occur.

The plans are the subject of review by the Audit Committee for the material risks each half year.

Consistent with a practice first implemented at the end of the prior financial year, a meeting of the Board dedicated to the consideration of key risks of the Group was held in February 2011 in order to allow for detailed discussion on issues of risk and risk management and to augment the process for approval of the Annual Report and financial statements. The meeting considered the basis on which risks affecting the Group were identified, and how management intends to manage the risks going forward, including how action plans are prioritised. That meeting determined that the steps being taken by management were satisfactory.

50/51

Directors’ report

Corporate governance continued

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

Periodically, reviews are performed in order to verify that ongoing practices within relevant parts of the Group comply with current policies. In addition, policies are themselves reviewed against best practice and in order to take appropriate account of developments both within or external to the Group’s business operations. As part of a process of continuous improvement, steps are ongoing to embed internal control and risk management further into the operations of the Group and to deal with areas of improvement which come to management’s and to the Board’s attention.

As explained in the Directors’ Report – Business and Financial Review on pages 5 to 33, the Group has a treasury policy for the placement of cash deposits with financial institutions. As part of its schedule of matters, and reflecting management recommendations, the Audit Committee considered a revised Treasury Policy in October 2010. This has subsequently been submitted for adoption by the Board.

As one aspect of ensuring a culture of integrity and encouraging high standards throughout the organisation, the Group has a formal whistle-blowing policy. The policy provides information on the process to follow in the event that any employee feels it appropriate to make a disclosure where they believe there has been improper conduct or actions which could cause the company’s good standing to be called into question. The policy was most recently up-dated during 2010. The revised policy was adopted by the Board at its meeting in December 2010 and the revised policy was adopted on the Group’s intranet. All employees have been reminded of the existence of its policy and purpose. The policy has been translated into certain languages where it was felt the English language version may inhibit a detailed understanding of its terms. A separate policy has been implemented in France in order to comply with the legislation in that country. The policies outline how employees can report matters of concern and of the Company’s commitment to respond appropriately to circumstances warranting investigation. The Audit Committee is satisfied that the policy provides an adequate basis for employees to make representations in confidence to the Group and for appropriate and proportionate investigation.

Monitoring and managing the status of residual risk

The actions arising from external and internal assessments of risks are consolidated and during 2010 the results were reported to the Audit Committee.

The Audit Committee assesses the findings and proposed actions for addressing residual risks and also advises on areas for further attention.

Business continuity planning

Since 2007 a rolling programme aimed at improving the Group’s Business Continuity Plan has been in place. The project has been facilitated by the risk management practice of a leading independent consultant. Through workshops and one-on-one interviews, the potential significant risks are identified and an action plan implemented to enable the Group to respond in the event that such a risk arose. That plan was the subject of further work during 2009. This included a workshop attended by senior management conducted in November 2009 which assessed the adequacy of existing plans and provided feedback on areas for further development across the Group. There is a programme of further reviews and testing due to take place during 2011. The findings and steps taken to date have been reported to the Audit Committee.

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

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board. The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Group’s overall performance is assessed. The results of these reviews are reported to and discussed by the Audit Committee and the Board at each meeting. A summary of the key financial and non-financial risks inherent in the Group’s business is given on pages 34 to 41.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Corporate governance continued

These processes are supported by discrete reviews conducted by the Internal Auditor and external advisers, as determined by the Audit Committee, in addition to the routine audits.

The Board confirms that it has reviewed the effectiveness of the system of internal controls which were in place throughout the financial year and up to the date of signing the Financial Statements for the 52 week period ended 31 December 2010.

Controls and Procedures under the Sarbanes-Oxley Act

The Group is subject to the provisions of the U.S. Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act requires a report of management on the Group’s internal control over financial reporting. Accordingly, beginning in the 2010 financial year the Group undertook a review of its internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and the Company’s Chief Executive and Chief Financial Officer have issued their report attesting to the Group’s compliance with Section 404 of the Sarbanes-Oxley Act as at 31 December 2010. Management’s certification and the independent auditors’ opinion on internal controls over financial reporting are reported as required in the Company’s SEC filings.

During the year ended 31 December 2010, there have not been any changes in the Group’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

The executive management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, or the Exchange Act) as of 31 December 2010. Based on such evaluation the Chief Executive Officer and Chief Financial Officer concluded that, as at 31 December 2010, the Group’s disclosure controls and procedures were effective in ensuring that the information which the Group is required to disclose in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Attendance at meetings

The table below shows the attendance of each of the directors at meetings of the Board and its Committees held during the 52 weeks ended 31 December 2010.

No. of Meetings	Board	Audit	Remuneration	Nomination
	16	4	5	1
A J Allner	15	4	5	1
D Banatao[1]	2	–	–	–
J A J van Beurden	16	–	–	–
A E C G Carlisle	16	4	5	1
K Chadha	16	–	–	–
J D Y Collier	14	–	–	–
D D W Gardiner	16	–	–	–
S Giacoletto-Roggio	15	4	5	1
C A Ladas	16	–	–	–
R W Mackintosh	16	–	5	1
Ms T M Vega[2]	3	–	–	–

[1]Retired	from the board on 26 October 2010.
[2]Appointed	to the board on 26 October 2010.

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 18 May 2011, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders.

By Order of the Board

Brett Gladden,

Company Secretary

8 February 2011

52/53

Directors’ report

Remuneration

Report

The Board presents the Remuneration Report for the 52 weeks ended 31 December 2010.

Role of the Remuneration Committee

The Board sets the Company’s remuneration policy. The Remuneration Committee (“the Committee”) makes recommendations to the Board within its agreed terms of reference (available on the Company’s website www.csr.com or from the Company Secretary at the Company’s registered office) on the Company’s framework of executive remuneration and its cost.

The Committee also determines, on behalf of the Board, specific remuneration packages for each of the executive directors and for the Chairman. The Committee administers the Company’s share incentive plans for employees and monitors and provides guidance on the level and structure of remuneration for senior management who report to the Chief Executive Officer. The Board itself determines the remuneration of the non-executive directors. No director plays a part in any discussion about their own remuneration.

Mr Giacoletto-Roggio is Chairman of the Committee. The other current members of the Committee, all of whom are independent non-executive directors within the definition of the Code, are set out on pages 42 and 43. Mr Mackintosh, Chairman of the Board, attends meetings of the Committee as a member. The Company Secretary acts as secretary to the Committee. None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company.

An evaluation of the performance of the Committee will be conducted with the support of external advisers during 2011. The most recent review, conducted internally, was completed in 2009 and reported in the Corporate Governance report of the Annual Report and Financial Statements of 2009.

The Committee has access to detailed external research from independent consultants. During the year, professional advice has been provided by Hewitt New Bridge Street (HNBS), Slaughter and May, Faegre and Benson LLP, PricewaterhouseCoopers LLP (PwC) and Alithos Limited. Each of the advisers were appointed by the Committee. Slaughter and May act as legal advisers to the Company generally and each of Faegre and Benson LLP and PwC also provide additional advice to the Company on unrelated matters. Neither HNBS (part of AON Corporation) nor Alithos Limited provides other services to the Company. Terms of engagement with each provider are available from the Company Secretary.

The Committee determines policy for the remuneration of the executive directors and is consulted and provides guidance on the broader remuneration policies for the Group below Board level based on recommendations of the Chief Executive Officer and the other executive directors. Further information on meetings held and attendance by the members of the Committee is disclosed in the Corporate Governance report on page 52.

The Directors’ Report on Remuneration for the period ended 1 January 2010 was approved by the shareholders at the Annual General Meeting held in May 2010. As required by the Companies Act, shareholders will be invited to approve this report at the Annual General Meeting to be held on 18 May 2011.

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

In setting the remuneration policy, the Committee takes into account the strategic objectives of the Group and the expected performance of individual directors within their areas of responsibility. Targets set in association with the performance related elements of pay take into account the strategic objectives of the Company for example in the development and release of particular chips, and the development of strategic partnerships. These are reviewed each year in the context of the plans set for the Group as a whole and are agreed for each executive director at the start of a financial year.

Summary of key reward philosophies

Link to business strategy

•	Performance conditions have been set to align with the long term business strategy and to maximise shareholder value.

•

The annual bonus continues to support the short-term operational performance of the business by measuring against the fundamental business performance of the year in question, but also including personal performance objectives for the year which are necessary to ensure future performance. These can for example be meeting defined revenue, profit and cash flow targets and personal performance objectives such as delivery of new products, people development, or expansion into new markets.

•	The long-term incentive scheme measures performance against:

¡	Earnings per share, which is believed to be an appropriate operational measure; and
¡	Total shareholder return (TSR) relative to other companies within our sector.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Remuneration Report continued

Remuneration and risk

The Committee has reviewed the relationship between remuneration and risk and is satisfied that the policies operated are appropriate and do not encourage undue risk taking as:

•	basic salary levels are targeted at around mid-market levels and are reviewed annually;

•	annual bonuses are capped and targeted to ensure that performance incentives and rewards are set at an appropriate level; and

•	alignment with shareholders is provided through the use of bonus deferral, TSR for long-term share incentives and the operation of share ownership guidelines.

Unaudited information

Changes in executive directors

With effect from 1 September 2010, Mr James Collier stood down as an executive director of the Company. With effect from that date, Mr Collier accepted an appointment as a non-executive director and entered into a letter of appointment for that role. Mr Collier does not serve on any board committees.

As at 1 January 2011, the executive directors of the Board were:

Name	Position	Date joined the Company
J A J van Beurden	Chief Executive Officer	November 2007
D D W Gardiner	Chief Financial Officer	June 2008
C A Ladas	Operations Director	May 2000¥
K Chadha	Chief Marketing Officer	June 2009

¥ appointed to the Board January 2008.

Remuneration policy for the executive directors

Executive remuneration packages are designed in order to attract, motivate and retain employees of the highest calibre required by the Group in order to achieve its objectives, to meet the needs of customers and enhance value to shareholders.

As one of the UK’s leading technology companies, CSR seeks to attract, retain and motivate executive directors on a global basis who have experience in working in markets and with technologies which are complementary to CSR’s activities and strategic intent. CSR is a fabless semiconductor company. Few of CSR’s peers are based in the UK, and the majority have their executive teams located in the US. Each of our executive directors has extensive experience of working outside of the UK including the US, and this breadth of experience is reflected in the executive management team that reports to the Chief Executive, in addition to the breadth and diversity of our employees. As at 31 December 2010, 54% of employees were based outside the UK.

There are five main elements of the remuneration package for executive directors and senior management, comprising basic annual salary, benefits-in-kind, the opportunity to participate in a money purchase pension scheme, a cash bonus plan and participation in the Company’s share incentive plans.

The Company’s policy is that a substantial proportion of the remuneration of the executive directors should be performance-related. The payment of both cash bonuses and the vesting of share incentives are subject to meeting performance conditions established by the Committee reflecting what, at that time, the Committee considers to be demanding targets. These targets are set taking appropriate account of the challenging and rapidly evolving market in which the Group operates, and the expectations of the investment community on the Company’s potential future performance.

The Remuneration Committee considers corporate performance on environmental, social and governance issues and the extent to which these should be incorporated into the performance-related benefits of individual directors. The Committee looked at the matter at the end of 2010 and determined that, given the Company’s current activities and its strategic imperatives for 2011, it was not appropriate to incorporate such matters specifically within the incentive arrangements for any executive director during 2011. This will be kept under review on an annual basis.

Basic salary

An executive director’s basic salary is considered by the Committee on appointment and then reviewed usually once a year and when an individual changes position or responsibility. When making a determination as to the appropriate remuneration, the Committee considers firstly remuneration practices within the Group as a whole and, where considered relevant, conducts objective research on companies within the Company’s peers with both an international and UK focus, reflecting that the Company is competing in a global market. As the Group has continued to evolve, the peer group has also been reconsidered, reflecting the broader international presence and the importance of maintaining an executive team with suitable and relevant industry and international business experience. The target salary is at mid-market (noting that after promotion or appointment to the Board it may take several years to meet this policy), with the opportunity to go above this level, subject to sustained individual performance. The Committee seeks to ensure that there is an appropriate balance between fixed and variable pay, with a significant element based on performance-related variable reward.

54/55

Directors’ report

Remuneration Report continued

The salary of Mr van Beurden and Mr Gardiner is paid in pounds sterling, whilst the salary of each of Mr Ladas and Mr Chadha is paid in US Dollars. Details of the basic salary of the executive directors who served during the period ended 31 December 2010 are set forth in the table below.

	2010 Salary	Previous Salary	Date of Last Review
J A J van Beurden	£400,000	£300,000	June 2009
J D Y Collier	£286,000	£275,000	Feb 2010
D D W Gardiner	£301,600	£290,000	Feb 2010
C A Ladas	$312,000	$300,000	Feb 2010
K Chadha	$312,000	$250,000	Feb 2010

As previously reported, salary levels were not adjusted at 1 January 2009 following the review conducted in December 2008. The Committee’s decision, which was supported by the Board as a whole, was considered appropriate given the prevailing economic environment and the decision was in keeping with the general pay freeze which had been adopted for the Group. The Committee kept under review whether any increases were warranted during the year. The salary for Mr van Beurden was adjusted in June 2009, following completion of the acquisition of SiRF Technology Holdings, Inc.

In keeping with a decision on the review of salaries for the Group as a whole, the salaries for the executive directors were reviewed in February 2010. For the 2010 year, increases were introduced from 1 April 2010 but taking effect from 1 January 2010. This adjustment was carried out in 2010 only and applied to all employees.

Current salaries at February 2011 are:

J A J van Beurden	£400,000
D D W Gardiner	£301,600
C A Ladas	$312,000
K Chadha	$312,000

The Committee is satisfied that the salaries conform to its strategy, whilst remaining competitive against similar roles within the relevant peer group.

Benefits-in-kind

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses. During 2010, Mr Ladas, who lives in the US, was provided with support towards the cost of a UK temporary residence reflecting his frequent travel and stays in the United Kingdom as an important part of the performance of his role. Mr Ladas and Mr Chadha also receive US-based dental plan insurance.

Pension arrangements

Two of the executive directors serving at the year end were members of the Cambridge Silicon Radio Retirement Benefits Scheme (the “UK Pension Plan”) which is an HM Revenue and Customs approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom. One executive director has established their own personal pension plan to which the Company contributes. One director participates in the US 401K Plan which the Company operates for its US-resident employees.

Contributions are determined as a percentage of the employee’s gross basic salary. Details of the actual contributions made by the Group to the UK Pension Plan and the US 401K Plan on behalf of the executive directors are set out in the table on page 61.

Normal retirement age is 65 for employees and executive directors.

Other than basic salary, no element of the directors’ remuneration is pensionable.

Share ownership

Executive directors are encouraged to build up a shareholding in the Company to a level equivalent to 100% of their basic salary. This shareholding should be satisfied through retention of 50% (or more at the discretion of the director concerned) of the shares obtained as a result of participating in any Company share plan, net of the shares sold to finance option exercises or to pay a National Insurance or income tax liability or overseas equivalent. The programme specifically excludes the need for directors to make a personal investment should awards not vest. Normally the Committee would expect the executive director to achieve the holding within five years following appointment to the Board.

Cash bonus plan

The Committee is responsible for determining on what basis to incentivise employees, including executive directors, through a cash bonus plan. The Committee establishes against defined targets the minimum threshold at which a bonus will be payable and the maximum potential award. In setting appropriate bonus thresholds and targets, the Committee may refer to the objective research on a comparator group as noted on page 54 under “Basic salary”.

The performance metrics used for the 2010 cash bonus comprised underlying operating profit and revenue in addition to personal performance objectives. These targets were set after considering the Company’s budgeted underlying operating profit and market expectations on financial performance. The targets were agreed based upon objectives which were considered to be appropriate and stretching against the background of the prevailing economic conditions and the Company’s annual plan for 2010.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Remuneration Report continued

The personal performance objectives for the Chief Executive Officer are determined by the Remuneration Committee and for other executive directors in consultation between the Committee and the Chief Executive. The objectives combine specific strategic imperatives relevant to the forthcoming year, in addition to targets reflecting the Group’s requirements to look beyond that period in order to remain competitive, for example in the development of new technologies and markets. The Committee looks to ensure that the objectives have direct relevance to the wider objectives of the Group, and to ensure that in seeking to achieve the objectives, the executives should not place too great an emphasis on short term performance against the longer term creation of sustained growth and return from the business.

Actual performance against these targets based on the Company’s financial and strategic objectives and the personal performance of individual directors results in determination by the Remuneration Committee of the appropriate size of the bonus. The maximum potential bonus payable for the 52 weeks ended 31 December 2010 was 100% of salary for executive directors. The on-target cash bonus potential was 50% of salary.

For each of Mr van Beurden and Mr Gardiner, in addition to the cash bonus for 2010 the Committee incorporated an additional incentive which provided for the potential, subject to fulfilling performance targets, to receive ordinary shares, which for Mr van Beurden was a maximum opportunity of 120,000 shares and for Mr Gardiner was a maximum opportunity of 100,000 shares. Both the cash and share elements were subject to satisfying financial, strategic and personal objectives set by the Committee. The shares will, subject to meeting the performance conditions, vest in March 2011. Each of Mr van Beurden and Mr Gardiner may elect to sell sufficient shares to satisfy the tax liability on vesting, but are otherwise required to hold the shares they receive for a further period of 12 months

Based on the extent to which the targets were achieved, the bonuses stated below were paid. The extent to which these targets had been satisfied was initially considered by the Audit Committee and then discussed by the Remuneration Committee. In addition, the Remuneration Committee also considered the extent to which the personal objectives had been satisfied for each executive director in order to assess the amount which should be paid. Based on this assessment, the amount of the bonus paid to each executive director is as shown below:

J A J van Beurden	£224,058
D D W Gardiner	£168,940
C A Ladas	$135,765
K Chadha	$135,765

For each of Mr van Beurden and Mr Gardiner, the satisfaction of the performance targets and exceptional individual performance during 2010 resulted in the vesting of shares under the share bonus provision of the 2010 plan. For Mr van Beurden, 120,000 ordinary shares will vest and for Mr Gardiner 100,000 ordinary shares will vest.

For 2011, the Committee is reviewing arrangements for the annual cash bonus and share incentive plans and will submit proposals to shareholders to vote upon at a General Meeting expected to be held in June 2011. An explanation of this review is given on page 59 and details will also be provided in a circular to shareholders to be issued in accordance with the requisite notice period and to allow sufficient time for consideration in advance of that general meeting.

As reported in the 2009 report of the Remuneration Committee, in respect of the bonus earned in 2009, Mr Chadha was allotted 16,580 ordinary shares in the form of restricted shares which, subject to his remaining employed by the Company as at 1 March 2011, will be transferred to Mr Chadha at that date. There are no further restrictions applying to the transfer of the shares and Mr Chadha may elect to hold or sell the shares on transfer at 1 March 2011.

Share option plans

The Company has a number of share option plans intended to facilitate the motivation and retention of employees. Two of the plans were established prior to the Company’s flotation, being the Founders Share Option Plan and the Global Share Option Plan. Whilst not all the awards under these two plans have been exercised, the plans are closed for the purpose of any new awards, and neither plan was used during 2010 for grants to executive directors or to other employees. Only Mr Ladas amongst the executive directors has an outstanding grant made under either of these plans.

Following shareholder approval at the 2004 Annual General Meeting, the Company established the CSR plc Share Option Plan (CSOP). The reason for the introduction of this plan was to provide a means by which to incentivise the executive directors and employees whilst aligning their interests more closely with those of the Company’s shareholders. The Committee has responsibility for supervising the CSOP and the grant of options in accordance with its rules.

Awards are made to executive directors and other employees at the discretion of the Remuneration Committee. Awards for directors and other senior employees are subject to a three year retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period.

Since the introduction of the CSOP, through to and including grants made in 2008, the vesting of shares was subject to a performance target based on the growth over a three year period in the Company’s underlying earnings per share. The performance target for the 2008 grants were not met, and these options therefore lapse.

As disclosed in the report of the Committee for 2008, following a review conducted in December 2008 by the Committee in conjunction with its adviser HNBS, the Committee decided that the target for options under the CSOP would be based on relative Total Shareholder Return of the Company against a peer group over a period of three years. The peer group is shown on page 57.

For grants made in 2010 to each of Mr van Beurden and Mr Gardiner, based on their performance during 2009, the Committee determined that it was appropriate to make a higher grant under each plan at 200% of salary under the CSOP and 200% of salary under the Share Award Plan.

56/57

Directors’ report

Remuneration Report continued

For 2011, the Committee is reviewing arrangements for the share incentive plans and will submit proposals to shareholders to vote upon at a General Meeting expected to be held in June 2011. An explanation of this review is given on page 59 and details will also be provided in a circular to shareholders to be issued in accordance with the requisite notice period and to allow sufficient time for consideration in advance of that general meeting.

Total Shareholder Return comparator group of companies

The following basket of comparator companies is used for determining the relative TSR performance of the Company, for grants made in 2010.

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

The grants in 2009 included additional companies in the comparator group, being Bookham Inc, Dialog Semiconductor plc, Nordic Semiconductor ASA, Research in Motion Ltd and Wavecom SA. Following the acquisition by Qualcomm Inc of Atheros Communications during 2010, Atheros has been removed from the comparator group.

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

The performance condition was considered by the Committee to be challenging and appropriately aligned with shareholder interests to achieving sustained performance in the return to shareholders over the three year performance period.

For the grants to be made in 2011, the Committee has been reviewing the performance condition in conjunction with advisers HNBS and PwC and also discussions with a number of institutional shareholders. A final determination on the performance condition will be taken prior to the grants of performance-related options for 2011.

The rules of the CSOP do not allow for options to be granted at a discount to the Company’s share price at the date of grant.

The Company’s current policy is to grant options to executive directors at the discretion of the Committee up to a maximum of 200% of salary, taking into account individual performance. Pursuant to the rules of the CSOP, the Committee also reserves to its discretion the right to grant awards at a higher proportion of basic salary which, in exceptional circumstances only, such as recruitment of a new executive or key employee, could be up to 400% of basic salary.

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

The performance condition in respect of grants made in 2010 was subject to meeting specific EPS targets in 2012. In order for 20% of the grant to vest, the Company must achieve an EPS of 58 cents, increasing to vesting at 100% for achieving an EPS of 70 cents. Above 58 cents up to maximum vesting at 70 cents, the proportion of shares which vests increases on a straight line basis.

The Committee considers that these performance conditions were appropriate for the form of award and were suitably stretching.

The TSR performance target for the grants made in 2008, which were based on Total Shareholder Return were not met, and the Share Awards therefore lapsed.

In accordance with the rules of the CSR Share Award Plan, the Committee reserves the right to grant awards at a proportion of basic salary normally up to a maximum of 100% of salary (200% in exceptional circumstances).

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Remuneration Report continued

The table below summarises awards granted in 2010 under the CSR Share Award Plan, and the total awards held by each executive director at 31 December 2010.

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

The Trust presently holds 4,519,140 ordinary shares in CSR plc which were acquired in the open market. The purchase of shares by the Trust is satisfied through cash drawn down under the terms of a Loan Facility Agreement established at the time of the creation of the Trust. During 2010 the Trust did not acquire any shares. The details of each purchase of ordinary shares in CSR plc and the total holding by the Trust is shown in note 29 to the Consolidated Financial Statements.

Name	Interests held at 1 January 2010	Date of 2010 award	Awards made	Awards price (£)	Award vesting date	Awards exercised in 2010	Lapsed in 2010	Interests held at 31 December 2010	Performance cycle for the 2010 Awards
J D Y Collier	211,425	15-Mar-10	43,909	4.843	15-Mar-13	(16,940)	(238,394)	–	1-Jan-10 to 31-Dec-12
J A J van Beurden	301,612	15-Mar-10	163,766	4.843	15-Mar-13	–	(93,603)	371,775	1-Jan-10 to 31-Dec-12
D D W Gardiner	289,096	15-Mar-10	123,480	4.843	15-Mar-13	–	–	412,576	1-Jan-10 to 31-Dec-12
C A Ladas	126,910	15-Mar-10	43,909	4.843	15-Mar-13	–	(9,132)	161,687	1-Jan-10 to 31-Dec-12
K Chadha	70,000	15-Mar-10	53,209	4.843	15-Mar-13	–	–	123,209	1-Jan-10 to 31-Dec-12

Performance graph

The graph below shows the Company’s performance, measured by total shareholder return, compared with the performance of the FTSE 250 index.

The FTSE 250 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company.

58/59

Directors’ report

Remuneration Report continued

2011 Share Option and Bonus Plan proposals

In November 2010, the Committee initiated a review of cash bonus and share incentive arrangements for executives. The review has been undertaken to ensure that the Company remains competitive in attracting and retaining senior executives combining the necessary skills, experience and talent within a highly dynamic and competitive environment and recognizing that many of the peers, with whom the Company competes for talent are based outside the UK, predominantly in the US.

The Committee has considered the practice of peers within sectors competing with CSR in the level of grants and associated vesting conditions for executive directors. Recognising the fact that CSR competes in a global market for key talent, with many companies placing significant emphasis on share options, with larger absolute grants, often with less challenging vesting criteria than presently used by CSR, or no performance criteria at all, the Committee determined it was appropriate to consider alternative incentive arrangements.

This review has been conducted in conjunction with PwC and HNBS as advisors to the Committee. The review has included engagement with the Company’s shareholders. The proposed changes will be submitted to shareholders for their consideration and approval at a General Meeting expected to be held in June 2011, details of which will be provided in a circular to shareholders to be issued in accordance with the requisite notice period and to allow sufficient time for consideration in advance of that general meeting.

If the proposed arrangements are not adopted, then the Committee will revert to the form of cash bonus plan used in 2010, based on targets effective from the beginning of the 2011 financial year, combining financial and personal performance objectives. The use of a deferral period or potential clawback provisions in the cash bonus plan would be considered in due course along with other matters raised in the revised Corporate Governance Code. The Committee will also expect to make grants of options under each of the CSR plc Share Option Plan and the CSR Share Award Plan based on performance conditions set by the Committee.

Directors’ contracts

It is the Company’s policy that executive directors should have contracts of an indefinite term. Each of the directors named in the table below have a service contract which is subject to one year’s notice from the Company. Each of Mr van Beurden, Mr Gardiner and Mr Ladas has a service agreement requiring them to give six months’ notice to the Company. Mr Chadha is subject to six months notice from the Company and is required to give three months notice to the Company.

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

Non-executive directors

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies. The fees for non-executive directors are considered each year. The non-executive directors are appointed for a three year term, subject to re-appointment by the shareholders.

The terms and conditions of appointment are available for inspection at the Company’s registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the Company’s Annual General Meeting.

The fees of the non-executive directors and the Chairman were reviewed in February 2010. It was determined that the basic fee paid to non-executive directors would increase to £45,000. It was also agreed that the fee payable to Mr Carlisle in his capacity as Senior Independent Director would be adjusted by the payment of a further £8,500 (previously £5,500), to Mr Allner in his capacity as chairman of the audit committee by payment of a further £9,000 (previously £6,000) and to Mr Giacoletto-Roggio in his capacity as chairman of the remuneration committee £8,700 (previously £5,700). The fee payable to Mr Mackintosh as Chairman of the Board was increased to £180,000.

Non-executive directors do not receive any bonus, do not participate in awards under the Company’s share schemes, and are not eligible to join the Company’s pension scheme.

In accordance with the provisions of the UK Corporate Governance Code, all non-executive directors will be standing for re-election or, as in the case of Ms Vega who has been appointed to the Board since the last General Meeting, for election at the forthcoming Annual General Meeting. Being non-executive directors, they do not have service contracts.

Name of director	Date of letter of appointment	Duration of appointment
R W Mackintosh	30 April 2010	3 years
A E C G Carlisle	23 September 2008	3 years
S Giacoletto-Roggio	4 January 2010	3 years
A J Allner	23 September 2008	3 years
J D Y Collier	21 July 2010	3 years
Ms T M Vega	27 October 2010	3 years

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Remuneration Report continued

Outside appointments

Executive directors are entitled to accept appointments outside the Company provided that the Chairman’s permission is sought prior to accepting the appointment. Whether or not the director concerned is permitted to retain their fees is considered on a case by case basis.

Audited Information

Directors’ emoluments or fees

The emoluments or fees of the directors serving during the year, for the financial years 2009 and 2010 were as follows:

Name of director	Fees/ Basic salary $	Benefits-in-kind $	Annual bonuses $	Other emoluments¥ $	2010 total $	2009 total $
Executive
J D Y Collier**	293,710	3,878	–	–	297,588	884,470
J A J van Beurden	624,193	4,413	349,463	–	978,069	1,305,050
C A Ladas¥	312,000	25,928	135,765	508,130	981,823	1,110,177
D D W Gardiner	470,679	1,292	263,495	–	735,466	990,401
K Chadha‡	313,350	19,798	135,765	—	468,913	257,230

Non-executive
D L Tucker*	–	–	–	–	–	42,743
J D Y Collier**	24,014	–	–	–	24,014	–
R W Mackintosh	280,919	–	–	–	280,919	327,382
A E C G Carlisle	83,505	–	–	–	83,505	86,996
S Giacoletto-Roggio	83,817	–	–	–	83,817	91,859
A J Allner	84,285	–	–	–	84,285	87,552
T M Vega	12,884	–	–	–	12,884	–
D Banatao<	58,195	–	–	–	58,195	41,194
Total	2,641,551	55,309	884,488	508,130	4,089,478	5,225,054
The salary and fees for Mr Ladas, Mr Banatao and Mr Chadha were paid in US Dollars.
The salary and fees for other directors were paid in Pounds Sterling but denominated in US Dollars for reporting purposes, consistent with the accounting policies of the Company.
*	Mr Tucker stood down on 27 May 2009.
¥	“Other emoluments” represents the cost met by the Company for travel to the UK and temporary residence for Mr Ladas, a US citizen and resident in California, in connection with the performance of his duties. The benefits are consistent with those provided to Mr Ladas prior to his appointment as an executive director. Mr Ladas heads the Operations function of the Group, a post he has held since 2000, and he is responsible for managing the manufacture and supply of the Company’s products in which capacity he is required to undertake extensive travel around the world.
<	Mr Banatao stood down from 26 October 2010.
**	Mr Collier stood down as an Executive director on 1 September 2010 and became a non-executive director as at the same date.
‡	Following the decision of Mr Chadha to waive his entitlement to a cash bonus, subsequent to 9 February 2010, the Committee determined to allot Mr Chadha 16,580 ordinary shares in the Company, in the form of restricted shares, which, subject to remaining an employee as at 1 March 2011, will be transferred to Mr Chadha at 1 March 2011. There are no further performance conditions applying to the transfer of the restricted shares, and Mr Chadha may elect to hold or sell the shares on transfer at 1 March 2011.

Aggregate directors’ remuneration

The aggregate directors’ remuneration was as follows:

	2010 $	2009 $
Emoluments	4,089,478	5,225,054
Gains on exercise of share options	2,870,249	986,565
Money purchase pension contributions	227,556	273,030
	7,187,283	6,484,649

60/61

Directors’ report

Remuneration Report continued

Directors’ pension entitlements

Contributions paid or accrued by the Group in respect of the directors during the year were as follows:

	2010 $	2009 $
J D Y Collier	41,119	74,142
J A J van Beurden	87,387	94,202
D D W Gardiner	65,895	78,186
C A Ladas	24,960	24,000
K Chadha	8,195	2,500
	227,556	273,030

Directors’ share options

Aggregate emoluments disclosed on page 60 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors.

Details of the options exercised by directors and of the gains arising on the exercise of options in the 52 week period to 31 December 2010 and the prior period are shown below:

Name of director	Grant description	Date of exercise	Number exercised	Cost per share £	Market value per share £	Gains on exercise $ Note (i)	Gains on exercise 2009 $
J D Y Collier	Global	25 Feb 2010	120,000	0.503	4.704	766,187	–
J D Y Collier	CSOP	25 Feb 2010	75,000	2.000	4.704	308,259	–
J D Y Collier	CSOP	25 Feb 2010	62,350	3.210	4.704	141,599	–
J D Y Collier	CSOP	25 Feb 2010	16,940	0.001	4.704	121,094	–
J D Y Collier	Founder Grant	2 March 2009	382,002	0.054	1.880	–	986,565
K Chadha	SiRF Options	30 Mar 2010	214,890	1.650	4.587	952,415	–
K Chadha	SiRF Options	29 Apr 2010	18,525	0.001	4.185	118,606	–
J A J van Beurden	Recruitment Award	19 Nov 2010	25,000	0.001	3.192	127,325	–
C A Ladas	Global	18 Feb 2010	48,751	0.503	4.911	334,764	–

Note (i): The US $ gain represents the number of options exercised multiplied by the market value per share shown in Pounds Sterling and translated at the US $/ Pounds Sterling exchange rate prevailing on the date of exercise.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Remuneration Report continued

Details of options for directors who served during the year or have been appointed since the year end but prior to the approval of this report are shown below:

Name of director	Scheme	1 January 2010 (or date of appointment) Note (ii)	Granted	Exercised	Lapsed	31 December 2010 (or date of cessation)	Exercise Price £ Note (ii)	Date from which exercisable	Expiry Date
J D Y Collier	Global	120,000	–	(120,000)	–	–	0.503	10-May-01(i)	10-May-10
	CSOP	75,000	–	(75,000)	–	–	2.000	26-Feb-07(iii)	26-Feb-14
	CSOP	62,350	–	(62,350)	–	–	3.210	05-May-08(v)	05-May-15
	Performance award	16,940	–	(16,940)	–	–	0.001	05-May-08(vi)	05-May-15
	Performance award	25,122	–	–	(25,122)	–	0.001	28-Feb-10(vi)	28-Feb-17
	CSOP	33,496	–	–	(33,496)	–	7.680	28-Feb-10(viii)	28-Feb-17
	CSOP	87,025	–	–	(87,025)	–	3.160	05-Mar-11(x)	05-Mar-18
	Performance award	65,720	–	–	(65,720)	–	0.001	05-Mar-11(vi)	05-Mar-18
	SAYE	3,797	–	–	(3,797)	–	2.528	28-Mar-11(iv)	28-Sep-11
	Performance award	103,643	–	–	(103,643)	–	0.001	12-Mar-12(xii)	12-Mar-19
	CSOP	132,052	–	–	(132,052)	–	2.0825	12-Mar-12(xiii)	12-Mar-19
	Performance award	–	43,909	–	(43,909)	–	0.001	15-Mar-13(xvi)	15-Mar-20
	CSOP	–	59,054	–	(59,054)	–	4.843	15-Mar-13(xvii)	15-Mar-20
J A J van Beurden	CSOP	186,190	–	–	(186,190)	–	6.445	14-Nov-10(x)	14-Nov-17
	Performance award	93,603	–	–	(93,603)	–	0.001	14-Nov-10(vi)	14-Nov-17
	Recruitment award	25,000	–	(25,000)	–	–	0.001	14-Nov-10(ix)	14-Dec-10
	CSOP	94,936	–	–	–	94,936	3.160	05-Mar-11(x)	05-Mar-18
	Performance award	71,694	–	–	–	71,694	0.001	05-Mar-11(vi)	05-Mar-18
	Performance award	23,250	–	–	–	23,250	0.001	11-Jun-11(vi)	11-Jun-18
	CSOP	96,463	–	–	–	96,463	3.110	11-Jun-11(x)	11-Jun-18
	Performance award	113,065	–	–	–	113,065	0.001	12-Mar-12(xii)	12-Mar-19
	CSOP	144,057	–	–	–	144,057	2.0825	12-Mar-12(xiii)	12-Mar-19
	SAYE	5,538	–	–	–	5,538	1.625	16-May-12(iv)	31-Oct-12
	Performance award	–	163,766	–	–	163,766	0.001	15-Mar-13(xvi)	15-Mar-20
	CSOP	–	165,186	–	–	165,186	4.843	15-Mar-13(xvii)	15-Mar-20
C A Ladas	Global	48,751	–	(48,751)	–	–	0.503	15-May-01(i)	15-May-10
	CSOP	67,000	–	–	–	67,000	2.000	26-Feb-07(iii)	26-Feb-14
	CSOP	20,600	–	–	–	20,600	3.210	05-May-08(v)	05-May-15
	Performance award	9,132	–	–	(9,132)	–	0.001	05-Jun-10(vi)	05-Jun-17
	CSOP	18,264	–	–	(18,264)	–	7.860	05-Jun-10(viii)	05-Jun-17
	CSOP	47,798	–	–	–	47,798	3.160	05-Mar-11(x)	05-Mar-18
	Performance award	36,096	–	–	–	36,096	0.001	05-Mar-11(vi)	05-Mar-18
	Performance award	81,682	–	–	–	81,682	0.001	12-Mar-12(xii)	12-Mar-19
	CSOP	104,072	–	–	–	104,072	2.0825	12-Mar-12(xiii)	12-Mar-19
	Performance award	–	43,909	–	–	43,909	0.001	15-Mar-13(xvi)	15-Mar-20
	CSOP	–	59,054	–	–	59,054	4.843	15-Mar-13(xvii)	15-Mar-20
D D W Gardiner	CSOP	279,742	–	–	–	279,742	3.110	11-Jun-11(x)	11-Jun-18
	Performance award	179,800	–	–	–	179,800	0.001	11-Jun-11(vi)	11-Jun-18
	Recruitment award	20,000	–	–	–	20,000	0.001	11-Jun-11(xi)	11-Jul-11
	Performance award	109,296	–	–	–	109,296	0.001	12-Mar-12(xii)	12-Mar-19
	CSOP	139,255	–	–	–	139,255	2.0825	12-Mar-12(xiii)	12-Mar-19
	SAYE	5,538	–	–	–	5,538	1.652	16-May-12(iv)	31-Oct-12
	Performance award	–	123,480	–	–	123,480	0.001	15-Mar-13(xvi)	15-Mar-20
	CSOP	–	124,550	–	–	124,550	4.843	15-Mar-13(xvii)	15-Mar-20
K Chadha	Performance award	70,000	–	–	–	70,000	0.001	04-Aug-12(xii)	04-Aug-19
	CSOP	138,071	–	–	–	138,071	4.279	04-Aug-12(xiii)	04-Aug-19
	SiRF Awards	18,525	–	(18,525)	–	–	0.001	29-Apr-10(xiv)	29-Apr-10
	SiRF Options	214,890	–	(214,890)	–	–	1.65	26-Jun-09(xiv)	10-Apr-10
	SiRF Options	57,643	–	–	–	57,643	3.29	26-June-09(xiv)	17-Dec-11
	SiRF Options	37,049	–	–	–	37,049	3.29	26-June-09(xiv)	26-Nov-13
	SiRF Options	100,997	–	–	–	100,997	10.28	26-Jun-09(xiv)	14-Dec-14
	SiRF Options	11,856	–	–	–	11,856	20.67	24-Apr-11(xiv)	29-Apr-13
	SiRF Options	37,050	–	–	–	37,050	4.62	24-Apr-10(xiv)	29-Apr-14
	Performance award	–	53,209	–	–	53,209	0.001	15-Mar-13(xvi)	15-Mar-20
	CSOP	–	59,054	–	–	59,054	4.843	15-Mar-13(xvii)	15-Mar-20
D Banatao	SiRF Options	11,578	–	–	–	11,578	10.74	26-Jun-09(xiv)	20-Jul-10
	SiRF Options	7,827	–	–	–	7,827	11.17	26-Jun-09(xiv)	18-May-11
	SiRF Options	13,338	–	–	–	13,338	29.75	26-Jun-09(xiv)	04-May-16
	SiRF Options	13,338	–	–	–	13,338	20.00	26-Jun-09(xiv)	03-May-17
Total		3,478,129	895,171	(581,456)	(861,007)	2,930,837

62/63

Directors’ report

Remuneration Report continued

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

Note (xiv): SiRF Options and Awards are replacement options rolled over from the acquisition of SiRF Technology Holdings, Inc. at a conversion ratio and exchange rate specified in the merger agreement. The vesting of each of these grants is not subject to the fulfilment of performance conditions, which is consistent with the prevailing rules of the schemes under which the grants were made.

Note (xv): Mr Chadha participates in an Employee Share Purchase Plan which commenced on 6 November 2009. Mr Chadha has elected to contribute the maximum amounts as allowed under IRS rules into the plan which state that a maximum of 10% of salary can be contributed, capped at $5,000. In 2010, Mr Chadha purchased 813 shares through the Employee Share Purchase Plan.

Note (xvi): Awards granted under the Share Award Scheme in 2010 are subject to a three year vesting period and have performance criteria attached linked to meeting a specific EPS target. No options will vest if an EPS of less than 58 cents is achieved. 20% vests for an EPS of 58 cents and full vesting occurs for an EPS of 70 cents. Share awards vest on a straight line basis for EPS of between 58 and 70 cents.

Note (xvii): Grants made in 2010 under the CSOP scheme are subject to a three year vesting period and have a performance condition attached. This is based on the relative TSR of the Company against a basket of comparator companies established at the start of the vesting period. The shares vest in proportions from 30% to 100% dependent on the Company’s TSR against that basket of comparator companies.

The market price of the ordinary shares at 31 December 2010 was £3.56 and the range during the year was £2.81 to £5.05.

This report was approved by the Board of directors and signed on its behalf by:

S Giacoletto-Roggio,

Chairman, Remuneration Committee

8 February 2011

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Other

statutory

information

The directors submit this Annual Report and the audited consolidated financial statements of the Company and its subsidiaries for the 52 week period ended 31 December 2010.

Activities and business review

CSR is a leading developer and provider of single chip wireless solutions designed to support data and voice communications between a wide range of products over short range radio links. More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses and a description of the principal risks and uncertainties facing the Group along with other information that fulfils the requirements of the Business and Financial Review are set out on pages 5 to 33 and 34 to 41. Some information required by applicable US securities laws is set out in the section entitled “Corporate and Share Information”. The use of financial instruments is covered within the Directors’ Report — Business and Financial Review. Details of the subsidiaries and branches of the Company are set out in note 46 to the financial statements.

Financial results

For a discussion of our financial results, please refer to the Directors’ Report — Business and Financial Review on pages 5 to 33.

Our operating loss for 2010 was $6.3 million compared to a loss of $15.9 million in 2009 (2008: loss of $8.5 million). The underlying operating profit for 2010 increased to $79 million compared to $26.9 million in 2009 (2008: underlying operating profit of $72.8 million). Underlying operating profit is a non-GAAP measure; an explanation of our use of non-GAAP measures is given on page 10. Revenue for the period to 31 December 2010 showed an increase of 33% to $800.6 million from $601.4 million for the 52 week period to 1 January 2010 and underlying diluted earnings per share were $0.43 up from $0.20 for the 52 week period to 31 December 2010. Basic and diluted earnings per share were a profit of $0.09 for 2010, compared to basic and diluted loss per share of $0.07 for 2009.

As announced on 27 October 2010, in a change to previous policy, the Board will at the forthcoming Annual General Meeting, be proposing that a final dividend be paid in respect of the 52 weeks ended 31 December 2010 of 4 pence per ordinary share (2009: nil). Subject to shareholder approval, the dividend will be paid on 3 June 2011, to shareholders of record on 13 May 2011.

Future development

It remains the Board’s intention to develop the Group through organic growth and selective acquisition.

Directors of the Board

The directors who served during the year are detailed on page 45 of the Directors Report — Corporate Governance.

Change of control

All of the Company’s share schemes contain provisions relating to a change of control of the Company following a takeover. Outstanding options and awards would, subject to satisfaction of applicable performance conditions and certain rules of the particular schemes, normally vest and become exercisable on a change of control (subject to a pro-rata adjustment reflecting the time elapsed since the month in which the grant was made).

Share capital

The Company’s ordinary shares have a nominal value of 0.1p per share and are quoted on the London Stock Exchange. The rights and obligations attaching to the Company’s ordinary shares are set out in the Company’s Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary. On 13 September 2010, the Board announced a share buy-back programme of up to $50 million in light of the return on capital opportunity implied by the prevailing share price and the fact that the Company is significantly cash generative and has the financial flexibility both to act opportunistically for potential acquisitions that meet its strict investment criteria and to drive its organic development. The last purchase prior to the end of the financial year was made on 15 December 2010. As at that date 7,145,000 ordinary shares had been repurchased and 7,145,000 shares were held in treasury.

There are no restrictions on the voting rights attaching to the Company’s ordinary shares. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights. Unless expressly stated to the contrary in the Articles of Association of the Company, the Company’s Articles of Association may be amended by special resolution of the Company’s shareholders. A summary of the Company’s Articles of Association are set out on pages 132 to 137.

During the 52 weeks ended 31 December 2010, options were exercised pursuant to the Company’s share schemes. The number of shares allotted and the consideration received in respect of such allotments are detailed in note 35 of the Financial Statements.

ABI Guidelines relating to directors’ power to allot share capital and disapply pre-emption rights, are reflected in Resolution 17 (the “Section 551 Authority”) and Resolution 18 respectively, in the Notice of Meeting.

The directors propose (Paragraph (A) of Resolution 17 in the Notice of Meeting) to renew the authority granted at the 2010 Annual General Meeting to authorise the directors to allot equity or grant rights in respect of equity shares up to an aggregate nominal value of £58,660 (representing approximately one-third of the ordinary shares issued as at the latest practicable date).

In accordance with ABI Guidelines, the directors also propose (Paragraph (B) of Resolution 17 in the Notice of Meeting) to renew the authority granted at the 2010 Annual General Meeting to authorise the directors to allot or grant rights in respect of equity shares representing two-thirds of the Company’s issued share capital as at the latest practicable date

64/65

Directors’ report

Other statutory information continued

(as reduced by the nominal amount of any allotment or grant made under paragraph (A) of Resolution 17) in the case of a compensatory rights issue. This authority, if renewed, will represent in total an aggregate nominal value of £117,320. This Section 551 Authority, if approved, will expire at the conclusion of the Annual General Meeting to be held in 2012 or 18 August 2012, whichever is the earlier.

The limited power granted to the directors at the 2010 Annual General Meeting to allot equity shares for cash other than pro-rata to existing shareholders expires on the conclusion of this year’s Annual General Meeting to be held on 18 May 2011. Subject to renewal of the Section 551 Authority, the directors recommend (Resolution 18 in the Notice of Meeting) that this authority also be renewed so as to give the directors the ability (until the earlier of 18 August 2012, or the conclusion of the Annual General Meeting to be held in 2012) to issue equity shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary shares issued at 9 March 2011. The directors have no present intention to issue equity shares for cash other than pursuant to the Company’s employee share schemes.

The directors recommend that you vote in favour of Resolutions 17 and 18 to maintain the Company’s flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise.

A Special Resolution will be proposed (Resolution 19 in the Notice of Meeting) to renew the directors’ limited authority to repurchase ordinary shares in the market. This authority will be limited to a maximum of 17,599,800 ordinary shares (representing 10% of the Company’s issued share capital as at the latest practicable date) and also sets the minimum and maximum prices which may be paid.

The directors believe it is advantageous for the Company to continue to have the flexibility to make market purchases of its own shares. As at 9 March 2011, the Company had bought 9,059,000 ordinary shares and there were 9,059,000 ordinary shares held in treasury. In the event that additional shares are purchased, they would either be cancelled (and the number in issue would be reduced accordingly) or, subject to the legislation referred to below, retained as treasury shares. The directors will only make purchases after consideration of the possible effect on earnings per share, the long term benefits to shareholders and consultation with advisers.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow shares repurchased by the Company to be held as treasury shares that may be cancelled, sold for cash or used for the purpose of employee share schemes. As at 9 March 2011, the Company held 9,059,000 shares in treasury. The authority contained in the Special Resolution will expire at the earlier of 18 August 2012, or the conclusion of the Annual General Meeting to be held in 2012. It is the current intention of the directors to renew this authority annually.

Notice required for shareholder meetings

The Shareholders Rights Directive was implemented in the UK by the Companies (Shareholders’ Rights) Regulations 2009 on 3 August 2009. The Regulations implementing this Directive increase the notice period for general meetings of the Company to 21 days, unless shareholders agree to a shorter notice period. On the basis of a resolution passed at the 2010 Annual General Meeting, the Company is currently able to call general meetings (other than an annual general meeting) on 14 days’ notice. The Company would like to preserve this ability and Resolution 20 seeks such approval. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed. In accordance with the Directive, the Company will offer an electronic voting facility for a general meeting called on 14 days’ notice.

Employee Benefit Trust

The CSR Employee Benefit Trust was established in 2007 to facilitate satisfying the issue of shares to employees within the Group on exercise of vested options under the various share option plans of the Company.

During 2010, no ordinary shares in CSR plc were acquired by the Trust. The details of the purchases in prior years of ordinary shares in CSR plc is shown in note 29 to the Financial Statements on page 104. As at 31 December 2010, the Trust held a total of 4,519,140 ordinary shares in CSR plc representing 2.5% of the issued share capital at the date of this report.

As participants in the share options plans, the executive directors of the Company are potential beneficiaries from the shares held by the Trust and are therefore regarded for the purposes of the Companies Act as being interested in ordinary shares held by the Trust.

Directors

Details of the directors of the Board who served during the year are contained on page 45. Biographies of the directors in office at 31 December 2010 are on pages 42 and 43.

The Company’s Articles of Association state that a director shall retire from office and may offer himself for re-appointment when they have been appointed since the last annual general meeting, held office in the preceding two annual general meetings and did not retire at either of them or has been in office for a continuous period of nine years or more at the date of the meeting.

The UK Corporate Governance Code requires all directors of FTSE 350 companies to be subject to annual election by shareholders. Accordingly, all the directors will be retiring at the AGM and offering themselves for re-election. This is further explained in the AGM notice which is a separate document issued to shareholders.

The interests of the executive directors in the options of the Company are detailed in the Remuneration Report on page 62.

CSR plc Annual Report and Financial Statements 2010

Directors’ report

Other statutory information continued

Directors’ interests in shares

The directors in office at 31 December 2010 and their families had the under-mentioned interests in the ordinary shares of the Company.

	31 December 2010	1 January 2010
Andrew Allner	5,700	2,850
Teresa Vega	–	–
Joep van Beurden	25,000	–
Anthony Carlisle	4,000	4,000
Kanwar Chadha	860,914	633,510
James Collier	1,123,846	1,019,163
Will Gardiner	28,409	–
Sergio Giacoletto-Roggio	5,000	5,000
Chris Ladas	86,234	86,234
Ron Mackintosh	125,000	125,000

There were no changes to the directors’ shareholdings between 31 December 2010 and 8 February 2011. The foregoing holdings do not include the ordinary shares held by the CSR Employee Benefit Trust in which the executive directors are potential beneficiaries as disclosed earlier.

Conflicts of interests

The Company has procedures in place to deal with conflicts of interests and believes that procedures are operated efficiently.

Payment of creditors

The Group agrees payment terms with its suppliers when it enters into binding purchase contracts to ensure that suppliers are made aware of terms of payment. The Company abides by these terms of payment. At 31 December 2010 the number of creditor days outstanding for the Company was 30 (2009: 30) and for the Group was 49 (2009: 61).

Donations

The Company and employees support a number of charities for a variety of causes. For the period ended 31 December 2010, the Company made charitable donations totalling $92,450 to charities local to the Group’s operations. The Company did not make any political donations during the year.

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

Each of the persons who is a director at the date of the approval of this report confirms that:

•	so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware;

66/67

Directors’ report

Other statutory information continued

•

the director has taken all the steps that he ought to have taken as a director to make himself aware of the relevant audit information and to establish that the Company’s auditors are aware of that information;

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

Substantial shareholdings

As at 1 March 2011, the Company had received the following notifications of substantial interests (3% or more) in the total voting rights of the Company, as disclosed to the Company under the Disclosure and Transparency Rules.

	Disclosed Holding		% of issued Ordinary share capital
Schroders Plc	21,747,463		12.29
BlackRock Group	16,822,296	†	9.51
Majedie Asset Management Limited	9,837,131		5.56
Artemis Investment Management	8,392,180		4.74
Legal & General Plc	6,223,559		3.52
Clients of Aberforth Partners LLP	6,084,524		3.44
†	The disclosure provided at 1 March represents total interest in the Company, including voting rights.

Going concern

The Financial Statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out on pages 5 to 41. The financial position of the Group, its cash flows and liquidity position are described in the Business and Financial Review on pages 17 to 20. In addition, note 37 to the Consolidated Financial Statements includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. The principal risks and uncertainties which could adversely impact the long term performance of the Group are discussed on pages 34 to 41 in the Business and Financial Review. All of these matters have been taken into account by the directors in coming to their conclusions on going concern.

Management is currently of the opinion that the Group has adequate financial resources to continue to operate and a robust policy towards treasury risk and cash flow management. The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Financial Statements.

Auditors

Deloitte LLP are the Company’s auditors and have expressed their willingness to continue in the office of auditors and therefore, in accordance with Section 489 of the Companies Act 2006, a resolution for their re-appointment will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Brett Gladden,

Company Secretary

8 February 2011

CSR plc Annual Report and Financial Statements 2010

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF CSR PLC

We have audited the financial statements of CSR plc for the 52 week period ended 31 December 2010 which comprise the consolidated income statement, the consolidated and parent Company balance sheets, the consolidated and parent Company cash flow statements, the consolidated and parent Company statements of comprehensive income, the consolidated and parent Company statement of changes in equity, and the related notes 1 to 54. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and as regards the parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

Opinion on financial statements

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 December 2010 and of the Group’s profit for the 52 week period then ended;

•	the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

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

In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

68/69

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF CSR PLC (CONTINUED)

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the directors’ statement contained within the Directors’ Report in relation to going concern; and

•	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review; and

•	certain elements of the report to shareholders by the Board on directors’ remuneration.

Panos Kakoullis (Senior Statutory Auditor)

for and on behalf of Deloitte LLP

Chartered Accountants and Statutory Auditor

London, United Kingdom

8 February 2011

CSR plc Annual Report and Financial Statements 2010

Consolidated Income Statement

		52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	Notes	$’000	$’000	$’000
Revenue	5,6	800,608	601,399	694,865
Amortisation of acquired intangible assets		(5,663)	–	–
Other cost of sales		(418,367)	(333,099)	(385,037)
Total cost of sales		(424,030)	(333,099)	(385,037)
Gross profit		376,578	268,300	309,828
Research and development (‘R&D’) expenses:
Other research and development expenses		(189,187)	(155,462)	(147,964)
Share-based payment charges		(5,760)	(6,763)	(4,785)
Amortisation of acquired intangible assets		(4,980)	(7,488)	(5,418)
Total research and development expenses		(199,927)	(169,713)	(158,167)
Sales, general and administrative expenses (‘SG&A’):
Other sales, general and administrative expenses		(114,078)	(85,905)	(89,034)
Share-based payment charges		(4,062)	(3,818)	(2,801)
Amortisation of acquired intangible assets		(3,494)	(1,979)	–
Integration and restructuring expenses	33	(1,085)	(12,227)	(14,445)
Acquisition-related fees		(397)	(10,572)	–
Litigation settlement		(59,788)	–	–
Deferred tax adjustment to goodwill		–	–	(978)
Asset impairment	34	–	–	(52,918)
Total sales, general and administrative expenses		(182,904)	(114,501)	(160,176)
Operating loss		(6,253)	(15,914)	(8,515)
Investment revenue	10	812	1,915	6,139
Other gains and losses	11	640	–	–
Exchange (losses) gains		(186)	1,011	(2,648)
Finance costs	12	(718)	(1,254)	(1,427)
Loss before tax		(5,705)	(14,242)	(6,451)
Tax	14	22,331	2,933	(488)
Profit (loss) for the period	7	16,626	(11,309)	(6,939)

Earnings (loss) per share		$	$	$
Basic	15	0.09	(0.07)	(0.05)
Diluted	15	0.09	(0.07)	(0.05)

The results are all derived from continuing operations. The profit for the period and losses for the prior periods are wholly attributable to equity holders of the parent company, CSR plc.

70/71

Consolidated Statement of Comprehensive Income

		52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	Notes	$’000	$’000	$’000
Profit (loss) for the period		16,626	(11,309)	(6,939)
Other comprehensive income
(Loss) gain on cash flow hedges	29	(3,108)	34,228	(31,677)
Net tax on cash flow hedges in equity	29	870	(9,589)	8,930
Transferred to income statement in respect of cash flow hedges	29	726	(5,463)	7,316
Tax on items transferred from equity	29	(199)	1,530	(2,052)
Total comprehensive income (loss) for the period		14,915	9,397	(24,422)

CSR plc Annual Report and Financial Statements 2010

Consolidated Balance Sheet

		31 December 2010	1 January 2010
	Notes	$’000	$’000
Non-current assets
Goodwill	16	224,651	221,451
Other intangible assets	17	36,070	44,974
Property, plant and equipment	18	28,354	40,551
Investments	19	1,000	–
Deferred tax asset	23	28,116	4,341
		318,191	311,317
Current assets
Inventories	20	85,306	72,345
Derivative financial instruments	22	1,870	2,397
Trade and other receivables	21	105,887	99,347
Corporation tax debtor		6,728	5,433
Treasury deposits and investments	21	267,833	241,763
Cash and cash equivalents	21	172,315	170,601
		639,939	591,886
Total assets		958,130	903,203
Current liabilities
Trade and other payables	25	125,223	116,366
Current tax liabilities		2,852	1,332
Obligations under finance leases	24	51	326
Derivative financial instruments	22	899	230
Provisions	27	5,602	8,122
		134,627	126,376
Net current assets		505,312	465,510
Non-current liabilities
Trade and other payables	25	45,694	–
Contingent consideration	26	1,567	–
Long-term provisions	27	1,483	2,716
Obligations under finance leases	24	195	–
		48,939	2,716
Total liabilities		183,566	129,092
Net assets		774,564	774,111
Equity
Share capital	28	322	318
Share premium account	29	368,615	363,032
Capital redemption reserve	29	950	950
Merger reserve	29	61,574	61,574
Employee benefit trust reserve	29	(39,064)	(40,224)
Treasury shares	29	(37,487)	–
Hedging reserve	29	1,123	3,505
Share-based payment reserve	29	58,038	48,446
Tax reserve	29	41,641	33,433
Retained earnings	29	318,852	303,077
Total equity		774,564	774,111

The consolidated financial statements of CSR plc were approved by the Board of directors and authorised for issue on 8 February 2011.

They were signed on its behalf by:

Will Gardiner	Ron Mackintosh

72/73

Consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust	Hedging reserve	Share- based payment reserve	Tax reserve	Treasury shares	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	–	303,077	774,111
Profit for the period	–	–	–	–	–	–	–	–	–	16,626	16,626
Other comprehensive income for the period	–	–	–	–	–	(2,382)	–	671	–	–	(1,711)
Total comprehensive income for the period	–	–	–	–	–	(2,382)	–	671	–	16,626	14,915
Share issues (net of share issue costs)	4	5,583	–	–	–	–	–	–	–	–	5,587
Shares issued from Employee Benefit Trust Reserve	–	–	–	–	1,160	–	–	–	–	(851)	309
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	9,592	–	–	–	9,592
Purchase of Treasury Shares	–	–	–	–	–	–	–	–	(37,487)	–	(37,487)
Effective rate adjustment	–	–	–	–	–	–	–	(12)	–	–	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	–	–	–	–	–	–	–	7,367	–	–	7,367
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	182	–	–	182
At 31 December 2010	322	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,564

CSR plc Annual Report and Financial Statements 2010

Consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	–	–	–	–	–	–	–	–	(11,309)	(11,309)
Other comprehensive income for the period	–	–	–	–	–	28,765	–	(8,059)	–	20,706
Total comprehensive income for the period	–	–	–	–	–	28,765	–	(8,059)	(11,309)	9,397
Share issues	80	271,584	–	–	–	–	–	–	–	271,664
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	10,581	–	–	10,581
Credit to equity for equity-settled share based payments issued on acquisitions	–	–	–	–	–	–	10,001	–	–	10,001
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	–	2,648	–	2,648
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	3,074	–	3,074
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

74/75

Consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	–	–	–	–	–	–	–	–	(6,939)	(6,939)
Other comprehensive income for the period	–	–	–	–	–	(24,361)	–	6,878	–	(17,483)
Total comprehensive income for the period	–	–	–	–	–	(24,361)	–	6,878	(6,939)	(24,422)
Share issues	2	1,522	–	–	–	–	–	–	–	1,524
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	7,586	–	–	7,586
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	–	1,359	–	1,359
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	(7,765)	–	(7,765)
Purchase of own shares	–	–	–	–	(20,199)	–	–	–	–	(20,199)
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746

CSR plc Annual Report and Financial Statements 2010

Consolidated Cash Flow Statement

		52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	Notes	$’000	$’000	$’000
Net cash from operating activities	30	77,907	50,233	66,301
Investing activities
Interest received		790	2,307	6,187
Purchase of treasury deposits (including treasury deposits acquired with subsidiary)		(728,990)	(603,783)	(387,000)
Sales of treasury deposits		703,560	487,990	358,065
Purchases of property, plant and equipment		(7,750)	(7,528)	(20,232)
Purchases of intangible assets		(6,771)	(5,799)	(2,448)
Acquisition of subsidiaries, net of cash acquired	39	(1,902)	66,489	(11,689)
Purchase of investment		(1,000)	–	–
Net cash used in investing activities		(42,063)	(60,324)	(57,117)
Financing activities
Repayments of obligations under finance leases		(318)	(1,282)	(279)
Repayment of borrowings	39	(2,041)	–	–
Purchases of own shares		–	–	(20,199)
Purchases of treasury shares		(37,487)	–	–
Proceeds on issue of shares from Employee Benefit Trust		225	–	–
Proceeds on issue of shares		5,661	66	1,524
Net cash used in financing activities		(33,960)	(1,216)	(18,954)
Net increase (decrease) in cash and cash equivalents		1,884	(11,307)	(9,770)
Cash and cash equivalents at beginning of period		170,601	180,898	193,311
Effect of foreign exchange rate changes		(170)	1,010	(2,643)
Cash and cash equivalents at end of period		172,315	170,601	180,898

76/77

Notes to the consolidated financial statements

1. General Information

CSR plc is a company incorporated in the United Kingdom under the Companies Act 2006. The address of the registered office is Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, United Kingdom. CSR is a leading provider of multifunction connectivity, audio and location platforms.

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

Note 37 includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $440.1 million of cash and cash equivalents, including treasury deposits and investments, as at 31 December 2010 and no debt liabilities. The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions and also in light of the recent litigation settlement (note 31).

After considering the above factors, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2. Adoption of New and Revised Standards

Standards not affecting the reported results nor the financial position:

The following new and revised Standards and Interpretations have been adopted in the current period. Their adoption has not had any significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

IFRS 2 (amended)	Group cash-settled share based payment transactions
Improvements to IFRSs (April 2009)

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not yet been applied in these financial statements were in issue but not yet effective (and in some cases, had not yet been adopted by the EU):

IFRS 9	Financial Instruments
IFRIC 19	Extinguishing financial liabilities with equity instruments
IFRIC 14	Prepayments of a minimum funding requirements
IAS 32 (amended)	Classification of Rights Issues
IAS 24 (amended)	Related Party Disclosures
Improvements to IFRSs (May 2010)

The adoption of IFRS 9 will impact both the measurements and disclosures of Financial Instruments.

The directors anticipate that the adoption of the other Standards and Interpretations listed above in future periods will have no material impact on the financial statements of the Group.

3. Accounting Policies

Basis of Accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below. The financial statements cover the 52 week period from 2 January 2010 to 31 December 2010; the comparatives are presented for the 52 week period from 3 January 2009 to 1 January 2010 and income statement comparatives for the 53 week period from 29 December 2007 to 2 January 2009. The financial statements are reported on a 52 or 53 week basis to be consistent with the Group’s internal reporting.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

3. Accounting Policies (continued)

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

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for the control of the acquiree. Acquisition-related costs are recognised in the profit or loss as incurred for acquisitions that have occurred since the adoption of IFRS 3 (2008). Previous acquisitions have not been restated.

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

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

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

Where there are acquiree share-based payment awards that will be exchanged for awards held by the Group, the fair value of the outstanding awards is allocated between consideration and post-combination service in accordance with IFRS 3 (2008).

The Group recognises a contingent liability as of the acquisition date if there is a present obligation that arises from past events and its fair value can be measured reliably in accordance with IFRS 3 (2008).

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

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the combination. Cash-generating units to which goodwill has been allocated are tested annually or more frequently when there is an indication that the unit may be impaired. To determine the recoverable amount of the cash-generating unit, the Group uses discounted projected cash flows based on approved budgets and projections covering a period up to five years and estimates growth rates, terminal growth rates and discount rates specific to the economic environment within which the cash-generating unit is operating. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

78/79

3. Accounting Policies (continued)

Goodwill (continued)

On disposal of a subsidiary the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Revenue Recognition

Revenue is recognised when it is probable that economic benefits will flow to the Group and delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist other than obligations under warranty. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.

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

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per royalty earning product, is recognised upon shipment by the licencee as long as recovery is reasonably assured.

Non-Recurring Engineering (NRE) revenue is recognised in line with the stage of completion.

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

Government Grants

Government grants are not recognised until there is reasonable assurance the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants towards staff and marketing costs are recognised as income over the periods necessary to match them with the related costs and are deducted in reporting the related expense.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

3. Accounting Policies (continued)

Operating Loss

Operating loss is stated before investment income, other gains and losses, finance costs and tax.

The income statement has been presented with certain items split out as separate line items. Management believes that this presentation aids the understanding of the Group’s financial performance and this presentation is used for internal performance evaluation. Items that have been split out on the face of the income statement are the amortisation of acquired intangible assets, share-based payment charges under IFRS 2, charges associated with integration and restructuring, acquisition fees, in 2010, the litigation settlement, in 2008 the deferred tax adjustment to goodwill, and also in 2008 the asset impairment.

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

The tax payable is based on taxable loss for the period. Taxable loss differs from net loss before tax as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable loss, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused carried forward tax losses and unused carried forward tax credits can be utilised. However, such assets and liabilities are not recognised if the temporary differences arise from:

•	the initial recognition of goodwill;

•	the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit; or

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited in other comprehensive income or directly to equity, in which case deferred tax is also dealt with in other comprehensive income or equity.

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

80/81

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

Software licences	Licence term or 3 to 5 years where a perpetual licence
Customer contracts and relationships	3 to 4 years
Purchased R&D	4 to 10 years
Internally developed technology	3 years
Purchased developed technology	3 to 4 years
Trade names	2 years

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

Internally generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. A proportion of amortisation of acquired intangible assets has been allocated to cost of sales in fiscal 2010 due to acquired intangibles being developed and ready for sale. This was not case in previous periods.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

3. Accounting Policies (continued)

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

Financial Assets are classified as FVTPL where the asset has been designated as FVTPL.

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

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line in the income statement. Fair value is determined in the manner described in note 37.

82/83

3. Accounting Policies (continued)

Financial Instruments (continued)

Available for sale financial assets

The Group has investments in unlisted shares that are not traded in an active market but are classified as AFS financial assets and stated at fair value (because the directors consider that fair value can be reliably measured). Fair value is determined in the manner described in note 37. Gains and losses arising from changes in fair value are recognised in other comprehensive income and accumulated in the investments revaluation reserve with the exception of impairment losses, which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in the investments revaluation reserve is reclassified into profit or loss.

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

Impairment of Financial Assets

Financial assets, other than those held at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the asset, the estimated future cash flows of the investment have been impaired. Objective evidence of impairment could include significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

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

Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are not interest bearing and are initially measured at fair value, net of transaction cost.

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

Derivative Financial Instruments

The Group’s activities expose it to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes. Further details of derivative financial instruments are disclosed in note 37 to the financial statements.

CSR plc Annual Report and Financial Statements 2010

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

Note 22 sets out details of the fair values of the derivative instruments used for hedging purposes.

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

A restructuring provision is recognised when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

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

For certain share options which include Total Shareholder Return (TSR) related condition the fair value is estimated through the use of a Monte-Carlo simulation.

84/85

3. Accounting Policies (continued)

Financial Instruments (continued)

Save-As-You-Earn ‘SAYE’ share options granted to employees are treated as cancelled when employees cease to contribute to the scheme. This results in accelerated recognition of the expenses that would have arisen over the remainder of the original vesting period.

For a business combination where there are acquiree share-based payment awards that will be exchanged for awards held by the Group, the fair value of the outstanding awards is allocated between consideration and post-combination service in accordance with IFRS 3 (2008) using the valuation techniques described in IFRS 2. The allocation of the fair value of the options outstanding to consideration results in a credit to equity in the share-based payment reserve.

For cash-settled, share-based payments, the Group recognises a liability for the goods or services acquired, measured initially at the fair value of the liability. At the balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability measured, with any changes in fair value recognised in profit or loss for the period.

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

Treasury shares

The Group holds shares in its own equity that it has reacquired as part of a share buy-back programme. The shares are shown as a deduction in equity and are measured at the fair value of the shares purchased and transaction costs.

Dividend distribution

A dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are paid. In the case of a final dividend distribution, this will also be the period in which the dividends are approved by the Company’s shareholders.

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

CSR plc Annual Report and Financial Statements 2010

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

The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons, where these risks cannot be reflected in cashflows. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While the Group believes that its assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, these discounted cash flows are prepared at a cash-generating unit level.

Note 16 to the financial statements provides further disclosures on the assumptions underlying the impairment review and the allocation of goodwill by reportable segments.

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

Accounting for Share-based Payments

The Group applies IFRS 2 ‘Share-based payments’ in relation to the accounting for share-based payments in respect of options and share awards granted after 7 November 2002 and which had not vested as at 1 January 2005.

Under IFRS 2, the share-based compensation is measured at the grant date, based on the estimated fair value of the award, and is recognised as an expense over the employee’s requisite service period.

The fair value of some of the options granted is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and, behavioural considerations. The volatility used in the model is based on movements in the Group’s share price for a period matching that of the vesting period of the options. The risk-free interest rate used is the implied yield currently available on zero-coupon government issues in the UK, with a remaining term equal to the expected term of the option being valued (based on the option’s remaining contractual life and taking into account the effects of expected early exercise).

Where there are indicators that there have been changes to non-market vesting conditions, the amount recognised as an expense is adjusted to reflect the actual number of shares that vest.

Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. The estimates of the number of share options and awards that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity. Note 35 to the Consolidated Financial Statements provides details on the valuation assumptions made for each grant of share options and awards during the period.

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

86/87

4. Critical Accounting Judgements and Key Sources of Estimation and Uncertainty (continued)

Accounting for Share-based Payments (continued)

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

Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or it is probable that sufficient taxable profit will be available in future to realise deferred tax assets.

Although the deferred tax assets which have been recognised are considered realisable, actual amounts could be reduced if future taxable income is lower than expected. This could materially affect the Group’s reported net income and financial position.

Hedge Accounting for Financial Instruments

The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is used for foreign currency risk exposures and for firm and forecast commitments to hedge foreign currency risk exposures. Management’s judgement is required to determine whether a future transaction is probable. External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognised immediately in the income statement. Refer to note 37 for details of the hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

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

Issues can, and do, take many years to resolve. Significant items of litigation and claims on which the Group has exercised accounting judgement in respect of whether or not to recognise a contingent liability are discussed in note 31. The inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

5. Revenue

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
Sale of goods	792,776	597,430	693,698
Royalties	7,832	3,969	1,167
	800,608	601,399	694,865
Investment income	812	1,915	6,139
	801,420	603,314	701,004

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

6. Segmental Reporting

CSR is a leading provider of multifunction connectivity, audio and location platforms.

Products from which Reportable Segments Derive their Revenues

The Group has three operating segments which are the three reportable segments disclosed in the accounts; no aggregation criteria are required to be, or have been, applied.

Following the ‘management approach’ to segmental reporting mandated under IFRS 8 ‘Operating Segments’, the Group identified that the three business units which operate in the Group constitute the operating segments which are reported to the Chief Executive, who is our chief operating decision maker, for internal monitoring and allocation of resources. The reportable segments are therefore aligned with the three business units which operate in the Group and through which the operations of the Group are managed.

The Group’s reportable segments under IFRS 8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile Handsets
Audio and Consumer Business Unit (ACBU)	Headsets, PC and Consumer Applications
Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

Segment Revenues and Results

The following is an analysis of the Group’s revenue and results by reportable segment:

52 weeks ended 31 December 2010

	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	339,149	238,388	223,071	–	800,608
Result
Underlying operating (loss) profit	(25,238)	59,395	44,819	–	78,976
Share-based payment charges				(9,822)	(9,822)
Amortisation of acquired intangible assets				(14,137)	(14,137)
Integration and restructuring				(1,085)	(1,085)
Acquisition-related fees				(397)	(397)
Litigation settlement				(59,788)	(59,788)
Operating loss					(6,253)
Investment income (note 5)					812
Other gains and losses					640
Finance costs (note 12)					(904)
Loss before tax					(5,705)

The Group discloses underlying operating profit as the measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, which is the Group’s Chief Executive Officer.

Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.

There is no intra-segment revenue.

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

Underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition-related fees, share-based payment charges, litigation settlement, integration and restructuring charges and charges related to the amortisation of acquired intangible assets.

88/89

6. Segmental Reporting (continued)

Segment Revenues and Results (continued)

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ended 1 January 2010

	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	310,792	163,271	127,336	–	601,399
Result
Underlying operating profit	4,641	6,246	16,046	–	26,933
Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition-related fees				(10,572)	(10,572)
Operating loss					(15,914)
Investment income (note 5)					1,915
Finance costs (note 12)					(243)
Loss before tax					(14,242)

The following is an analysis of the Group’s revenue and results by reportable segment in the 53 weeks ended 2 January 2009:

53 weeks ended 2 January 2009

	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	344,198	299,572	51,095	–	694,865
Result
Underlying operating (loss) profit	(8,536)	63,377	17,989	–	72,830
Share-based payment charges				(7,586)	(7,586)
Amortisation of acquired intangible assets				(5,418)	(5,418)
Integration and restructuring				(14,445)	(14,445)
Deferred tax adjustment to goodwill				(978)	(978)
Asset impairment				(52,918)	(52,918)
Operating loss					(8,515)
Investment income (note 5)					6,139
Finance costs (note 12)					(4,075)
Loss before tax					(6,451)

No information is provided for segment assets and liabilities as these measures are not provided to the chief operating decision maker.

Revenues from Major Products

The Group’s revenues from its major products were as follows:

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
Sale of integrated circuits	782,332	585,241	683,520
Sale of software	10,444	12,189	10,178
Royalties	7,832	3,969	1,167
Consolidated revenue (excluding investment income)	800,608	601,399	694,865

Geographical Information

The Group operates in four principal geographical areas—the UK (country of domicile), Rest of Europe, the Americas and Asia. The Group’s revenue from external customers and information about its segment assets (non-current assets excluding deferred tax assets and other financial assets) by geographical location is detailed below:

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
UK	6,655	251	967
Rest of Europe	110,171	69,187	62,791
USA (including the Americas)	92,316	62,546	45,148
Asia	591,466	469,415	585,959
	800,608	601,399	694,865

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

6. Segmental Reporting (continued)

Geographical Information (continued)

Revenues are attributed to geographical areas on the basis of the customer’s manufacturing location.

	Non-current assets
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
UK	276,829	65,418	75,167
Rest of Europe	614	47,857	73,122
USA (including the Americas)	4,460	182,997	14,467
Asia	8,172	10,704	12,536
	290,075	306,976	175,292

Non-current assets, being goodwill, property, plant and equipment and other intangible assets (excluding deferred tax assets and investments) are attributed to the location where they are situated.

Information About Major Customers

In 2010, included in revenues arising from HBU are revenues of approximately $115.2 million (14% of revenues) relating to the Group’s largest customer. In 2009, included in revenues arising from HBU are revenues of approximately $67.8 million (11% of revenues) relating to the Group’s largest customer. In 2008, revenues in HBU, APBU and ACBU relating to the Group’s largest customer were $135.0 million, (19% of revenues).

In 2010 only the largest customer of the Group exceeded 10% of revenue in the 52 week period. In 2009 revenues of approximately $63.9 million (11% of revenues) were included within both the HBU and ACBU segments which arose from sales to the Group’s second largest customer. In 2008, revenues of approximately $75.6 million (11% of revenues) were included within both the HBU and ACBU segments which arose from sales to the Group’s second largest customer. Revenue from the top five customers represents 42% of revenues (2009: 43%; 2008: 50%).

7. Profit (loss) for the Period

Profit (loss) for the period has been arrived at after charging (crediting):

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Net foreign exchange losses (gains)	2,485	(2,231)	4,466
Government grants towards staff and marketing costs	(142)	–	–
Research and development costs	199,927	169,713	158,167
Depreciation of property, plant and equipment	20,091	18,383	20,135
Loss on disposal of property, plant and equipment	580	56	545
Loss on disposal of intangible assets	135	447	186
Litigation settlement (note 31)	59,788	–	–
Integration and restructuring (see note 33)	1,085	12,227	14,445
Impairment of assets (see note 34)	–	–	52,918
Acquisition fees	397	10,572	–
Amortisation of intangible assets	18,054	11,860	10,468
Staff costs (see note 9)	170,791	155,240	130,006
Cost of inventories recognised as expense	397,971	315,138	362,527
Write-downs of inventories recognised as an expense	2,474	1,216	5,085
Auditor’s remuneration for audit services (see note 8)	789	936	360
Deferred tax adjustment to goodwill	–	–	978

90/91

8. Auditor’s remuneration

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	78	243	93
Fees payable to the Company’s auditor and their associates for other services to the Group
– The audit of the Company’s subsidiaries pursuant to legislation	505	693	267
– Services pursuant to section 404 of the Sarbanes-Oxley Act	162	–	–
– Interim Review	44	103	34
Statutory audit, financial reporting and other related services	789	1,039	394
Tax services	394	511	130
Corporate finance services – SEC regulatory reporting accounting	–	705	–
– UK reporting accountant	–	1,140	–
– Due diligence	–	316	–
– Other	–	28	–
Total non audit fees	394	2,700	130

9. Staff Costs

The average monthly number of employees (including executive directors) was:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	Number	Number	Number
Research and development	1,052	811	697
Sales and marketing	260	238	240
General and administrative	151	118	112
	1,463	1,167	1,049

Their aggregate remuneration comprised:

	$’000	$’000	$’000
Salaries	142,221	128,160	104,720
Social security costs	11,704	9,945	10,479
Other pension costs	7,231	6,551	7,221
Share option charges*	9,635	10,584	7,586
	170,791	155,240	130,006

*Share option charges for the 53 weeks ended 2 January 2009 include $0.2 million included within ‘Restructuring charges’ (see note 33).

10. Investment revenue

	52 weeks ended	53 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Short term bank deposits	316	218	2,063
Treasury deposits and investments	496	1,697	4,076
	812	1,915	6,139

11. Other gains and losses

	52 weeks ended	53 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Change in the fair value of investments designated as FVTPL on initial recognition	640	–	–

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

12. Finance Costs

	52 weeks ended	53 weeks ended	53 weeks ended
	31 December 2010	1 January 2 010	2 January 2009
	$’000	$’000	$’000
Interest expense and similar charges	493	795	286
Unwinding of discount on contingent consideration	15	–	1,141
Unwinding of discount on onerous lease provision	210	459	–
	718	1,254	1,427

13. Dividends

	52 weeks ended	53 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Proposed final dividend for the 52 weeks ended 31 December 2010 of 4p per share	11,093	–	–

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in the financial statements.

14. Taxation

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Current income tax payable (recoverable)	2,383	(3,772)	6,876
Adjustment in respect of current income tax of prior years	(1,780)	738	(1,835)
Total current income tax charge (credit)	603	(3,034)	5,041
Deferred tax credit	(18,542)	(4,406)	(3,086)
Deferred tax benefit on recognition of previously unrecognized tax losses	(12,172)	–	–
Deferred expense from de-recognition of tax losses	5,048	1,171	–
Adjustment in respect of deferred tax of prior years	2,732	3,336	(1,467)
Total deferred tax (credit) charge (note 23)	(22,934)	101	(4,553)
Total tax (credit) charge	(22,331)	(2,933)	488

Corporation tax is calculated at 28% (2009: 28.0%; 2008: 28.5%); of the estimated assessable loss for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The (credit) charge for the year can be reconciled to the loss per the income statement as follows:

	52 weeks ended		52 weeks ended		53 weeks ended
	31 December 2010		1 January 2010		2 January 2009
	$’000%		$’000%		$’000%
Loss before tax	(5,705)	100.0	(14,242)	100.0	(6,451)	100.0
Tax at the UK corporation tax rate of 28.0% (2009: 28.0%, 2008: 28%)	(1,597)	28.0	(3,988)	28.0	(1,839)	28.5
Tax benefit of research and development expenditure	(7,337)	128.6	(7,727)	54.3	(6,020)	93.3
Non taxable income on intercompany financing	–	–	–	–	(3,154)	48.9
Effect of different tax rates of subsidiaries operating in other tax jurisdictions	(10,908)	191.2	(2,320)	16.3	707	(11.0)
Adjustments to tax charge in respect of prior years	952	(16.7)	4,074	(28.6)	(3,302)	51.2
Impairment of investments	–	–	–	–	10,804	(167.5)
Effect of tax holidays in foreign jurisdictions	(450)	7.9	–	–	–	–
Non-deductible expenses	3,602	(63.1)	3,647	(25.6)	3,292	(51.0)
Recognition of previously unrecognized tax losses	(12,172)	213.2	–	–	–	–
De-recognition of tax losses	5,048	(88.4)	1,171	(8.2)	–	–
Deferred tax rate change	531	(9.3)	2,210	(15.6)	–	–
Tax (credit) expense and effective tax rate for the period	(22,331)	391.4	(2,933)	20.6	488	(7.6)

In his budget of 22 June 2010, the Chancellor of the Exchequer announced Budget tax changes, which, if enacted in the proposed manner, will have a significant effect on the group’s future tax position. One change proposed was a decrease in the rate of corporation tax to 24%, in 1% increments each year. On July 21, the first planned reduction, to 27%, was substantially enacted in the Finance Act 2010.

92/93

14. Taxation (continued)

The effect of this decrease in the tax rate to 24% on the group’s deferred tax assets has been assessed and the impact is $844,000.

The budget also proposed a decrease in the capital allowance rates available on plant and machinery and integral fixtures from 20% to 18% and 10% to 8% respectively from 1 April 2012. The changes, now enacted by the Finance Act 2010 will impact the amount of the future cash tax payments to be made by the group.

$7.4 million (2009 $1.6 million) of current tax benefit has been agreed with the tax authorities for the share option gains of a former employee and recognised in equity.

In addition to the amounts charged to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Deferred tax
Arising on income and expenses recognised in other comprehensive income:
Net tax on cash flow hedges	870	(9,589)	8,930
Reclassifications from equity to profit or loss:
Relating to cash flow hedges	(199)	1,530	(2,052)
Total income tax recognised directly in other comprehensive income	671	(8,059)	6,878

In addition to the amount charged to the income statement and other comprehensive income, the following amounts relating to tax have been recognised directly in equity:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Current tax
Current tax benefit taken to equity on share option gains.	–	1,048	1,359
Deferred tax
Deferred tax benefit on share option gains	182	3,074	(7,765)
Total income tax recognised directly in equity	182	4,122	(6,406)

15. Earnings Per Share

The calculations of earnings per share are based on the following data:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Earnings
Earnings (loss) for the financial period	16,626	(11,309)	(6,939)

Number of shares	Number of shares	Number of shares	Number of shares
Weighted average number of shares:
For basic earnings per share	178,074,862	153,927,671	128,617,601
Effect of dilutive potential ordinary shares – share options	2,959,012	–	–
For diluted earnings per share	181,033,874	153,927,671	128,617,601

In the 52 weeks ended 1 January 2010, the dilutive effect of potential ordinary shares was nil as a loss was made in the period (53 weeks ended 2 January 2009: nil) however there were 3,520,499 potentially dilutive options at 1 January 2010 (2 January 2009: 1,993,152).

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

16. Goodwill

$’000
Cost
At 2 January 2009	143,229
Recognised on acquisition of SiRF Technology Holdings, Inc.	139,577
Adjustment to estimated contingent consideration	(17,500)
Adjustment of deferred tax (note 23)	(6,948)
At 1 January 2010	258,358
Recognised on acquisition of APT Licencing Limited (note 39)	3,200
At 31 December 2010	261,558
Impairment losses
At 2 January 2009, 1 January 2010 and 31 December 2010	(36,907)
Carrying Amount
At 31 December 2010	224,651
At 1 January 2010	221,451
At 2 January 2009	106,322

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill has been allocated as follows:

Reportable segments and cash generating units	31 December 2010	1 January 2010
	$’000	$’000
HBU	151,477	151,477
ACBU	21,770	18,570
APBU	51,404	51,404
	224,651	221,451

Following the acquisition of SiRF Technology Holdings, Inc. in 2009, there was an internal reorganisation which affected the cash generating units of the group. Goodwill balances present at the time of the acquisition were re-allocated between the new cash generating units. The goodwill arising from the SiRF acquisition was allocated between the cash generating units based on the expected future benefits of anticipated revenue synergies and cost savings.

Goodwill of $139.6 million was recognised on the acquisition of SiRF during 2009. Of this, $84.1 million was allocated to the handset cash generating unit, $12.8 million was allocated to the audio and consumer cash generating unit and $42.7 million was allocated to the automotive and PND cash generating unit, based on the expected future benefits for these cash generating units.

Also during 2009, the estimated remaining consideration payable on the NordNav acquisition was adjusted from $17.5 million to $nil in line with current forecasts of the amount due under the sale and purchase agreement, this adjustment decreased the goodwill allocated to the handset cash generating unit. An adjustment of $6.9 million was made to the goodwill allocated to the handset cash generating unit related to brought forward tax losses which were recognised to the extent temporary timing differences existed on the CPS and NordNav acquisitions.

In 2010 goodwill of $3.2 million was recognised on the acquisition of APT Licencing Limited. This was allocated to the audio and consumer cash generating unit, as this unit was expected to realise the benefits of the acquisition.

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. Following the annual impairment test which takes place in the fourth quarter of each year, it was determined that no impairment of goodwill is required.

The recoverable amount of each cash-generating unit is determined from a value in use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, terminal growth rates, future growth in sales and expected changes to selling prices and direct costs during the period. Future growth in sales includes assumptions regarding the successful launch of new products and the successful ongoing transition to smaller geometry process technologies. Whilst not quantifiable at this stage, the Group also expects to generate value from future new technologies.

For all cash generating units the Group prepares cash flow forecasts derived from the most recent financial budget approved by management for the next year and extrapolates cash flow forecasts for the following four years, based on long range plans. The key factor in the cash flow forecasts is the ability to forecast revenue for each cash generating unit.

Future sales are estimated based on recent reports on the markets we operate in produced by independent analysts. Management uses this information to produce realistic plans when combined with internal and customer specific information, specifically adjusting for projected technology attach rates and market share models which are based on current positions and management’s best assessment of the future. Changes to selling prices and direct costs are based on well established trends in the semiconductor industry. Operating costs are consistent with the long term operating model of the Group, specifically R&D expense of approximately 20% of revenue and SG&A expense of around 10% of revenue. The estimation methodology is the same for all three cash generating units.

94/95

16. Goodwill (continued)

These assumptions are reviewed and revised each year in light of current period results and changes in the global economy, during 2009 this resulted in more conservative estimates about the future and specifically a reduction in the terminal growth rate used for the impairment calculation, these effects remained during 2010. A terminal value is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 1.5% (2009: 1.5%). This terminal growth rate does not exceed the average long-term growth rate for any of the relevant markets.

Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to CSR, specifically using a weighted average cost of capital and estimating risk free rates based on UK GILTS, using published equity betas for CSR and making a reasonable estimate of the Equity Risk Premium, these estimates are made in a consistent manner from year to year. Management have concluded that it is appropriate to use the same discount rate for all three cash generating units as the forecast cash flows have been adjusted for the risks specific to each cash generating unit, with the discount rate reflecting the risk specific to CSR as a whole. The rate used to discount the forecast cash flows is 11% (2009: 9%).

The Group has conducted sensitivity analysis on a variety of scenarios on the impairment test of each CGU’s carrying value. The sensitivity analysis demonstrates that sufficient headroom exists to ensure the carrying value exceeds the recoverable amount for all reasonable scenarios likely to occur.

17. Other Intangible Assets

	Internally Developed Technology	Trade names	Purchased Developed Technology	Purchased in process research and development	Customer contracts and relationships	Software licences	Assets in the course of construction	Total
Cost	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	–	–	–	36,900	2,000	34,347	1,345	74,592
Additions	–	–	–	–	–	558	5,390	5,948
Disposals	–	–	–	–	–	(661)	–	(661)
Transfers	3,388	–	–	–	–	–	(3,388)	–
Acquired with acquisition of subsidiary	–	2,300	11,600	3,900	11,500	1,236	–	30,536
At 1 January 2010	3,388	2,300	11,600	40,800	13,500	35,480	3,347	110,415
Additions	1,335	–	–	–	–	1,575	3,875	6,785
Disposals	–	–	–	–	–	(20,627)	–	(20,627)
Transfers	–	–	–	–	–	6,047	(6,047)	–
Acquired with acquisition of subsidiary	–	150	1,200	450	700	–	–	2,500
At 31 December 2010	4,723	2,450	12,800	41,250	14,200	22,475	1,175	99,073
Amortisation
At 2 January 2009	–	–	–	22,606	2,000	29,189	–	53,795
Charge for the year	188	599	2,014	5,244	1,610	2,205	–	11,860
Disposals	–	–	–	–	–	(214)	–	(214)
At 1 January 2010	188	599	2,014	27,850	3,610	31,180	–	65,441
Charge for the year	1,380	1,171	4,033	5,737	3,194	2,539	–	18,054
Disposals	–	–	–	–	–	(20,492)	–	(20,492)
At 31 December 2010	1,568	1,770	6,047	33,587	6,804	13,227	–	63,003
Carrying amount
At 31 December 2010	3,155	680	6,753	7,663	7,396	9,248	1,175	36,070
At 1 January 2010	3,200	1,701	9,586	12,950	9,890	4,300	3,347	44,974
Leased assets included above:
At 1 January 2010	–	–	–	–	–	374	–	374
At 2 January 2009	–	–	–	–	–	211	–	211

At 31 December 2010, the Group had entered into contractual commitments for the acquisition of other intangible assets amounting to $nil (2009: $97,000).

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

18. Property, Plant and Equipment

	Test equipment	Leasehold improvements	Furniture and fittings	Computer equipment	Office equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 2 January 2009	77,504	7,642	4,451	23,531	3,181	116,309
Additions	3,508	378	256	2,959	551	7,652
Disposals	(152)	–	(154)	(479)	(14)	(799)
Acquired with acquisition of subsidiary	1,850	306	11	909	89	3,165
At 1 January 2010	82,710	8,326	4,564	26,920	3,807	126,327
Additions	3,771	1,605	383	1,298	1,300	8,357
Disposals	(1,436)	(1,059)	(195)	(2,651)	(1,321)	(6,662)
Acquired with acquisition of subsidiary	–	48	–	69	–	117
Transfers	250	740	(703)	(284)	(3)	–
At 31 December 2010	85,295	9,660	4,049	25,352	3,783	128,139
Depreciation
At 2 January 2009	42,361	4,091	2,297	17,031	2,356	68,136
Charge for the year	11,952	1,394	1,127	3,328	582	18,383
Disposals	(99)	–	(142)	(488)	(14)	(743)
At 1 January 2010	54,214	5,485	3,282	19,871	2,924	85,776
Charge for the year	13,676	1,236	553	4,322	304	20,091
Disposals	(1,435)	(843)	(195)	(2,488)	(1,121)	(6,082)
Transfers	20	740	(690)	(67)	(3)	–
At 31 December 2010	66,475	6,618	2,950	21,638	2,104	99,785
Carrying amount
At 31 December 2010	18,820	3,042	1,099	3,714	1,679	28,354
At 1 January 2010	28,496	2,841	1,282	7,049	883	40,551
Leased assets included above:
Carrying amount
At 1 January 2010	–	–	–	–	624	624
At 2 January 2009	–	–	–	–	981	981

At 31 December 2010, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $1,745,000 (2009: $31,000).

19. Investments

Available for sale investments carried at fair value	31 December 2010	1 January 2010
	$’000	$’000
Shares in unquoted equity securities	1,000	–

20. Inventories

	31 December 2010	1 January 2010
	$’000	$’000
Raw materials	17,112	19,081
Work in progress	16,197	10,475
Finished goods	51,997	42,789
	85,306	72,345

21. Other Financial Assets

	31 December 2010	1 January 2010
	$’000	$’000
Trade and other receivables
Amounts receivable for sale of goods and software	81,210	80,986
Amounts receivable for royalties	4,434	3,267
Total trade receivables	85,644	84,253
VAT	3,114	735
Other debtors	3,709	3,339
Prepayments and accrued income	13,420	11,020
	105,887	99,347

96/97

21. Other Financial Assets (continued)

The average credit period taken on trade receivables is 40 days (2009: 40 days). A specific allowance has been made for estimated irrecoverable amounts within trade receivables of $200,000 (2009: $114,000). This allowance has been determined by reference to past default experience. An allowance for credit notes and price adjustments has also been made within trade receivables of $250,000 (2009: $557,000).

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

Treasury Deposits and Investment

Treasury deposits and investments represent bank deposits and obligations of the United States treasury with an original maturity of over three months. Some of these amounts are held as FVTPL assets (see note 37 ).

Credit Risk

The Group’s principal financial assets are bank balances and cash, treasury deposits and trade and other receivables.

The credit risk on liquid funds and derivative financial instruments is actively managed to limit the associated risk and counterparties are banks with high credit ratings assigned by international credit rating agencies.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	31 December 2010	1 January 2010
	$’000	$’000
Total trade receivables	85,644	84,253
Cash and cash equivalents	172,315	170,601
Treasury deposits and investments	267,833	241,763
Derivative financial instruments	1,870	2,397
	527,662	499,014

The maximum exposure to credit risk for total trade receivables at the reporting date by geographic region was:

	31 December 2010	1 January 2010
	$’000	$’000
Europe	14,788	16,621
USA	5,940	7,695
Asia	51,757	53,109
Other	13,159	6,828
	85,644	84,253

The Group’s exposure to credit risk is spread over a number of counterparties and customers with limited concentrations.

The Group’s largest customer accounts for $2.5 million of trade receivables at 31 December 2010 (1 January 2010 : $1.6 million).

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

21. Other Financial Assets (continued)

Credit Risk (continued)

Impairment Losses

The aging of total trade receivables at the reporting date was:

	Gross 31 December 2010	Impairment 31 December 2010	Gross 1 January 2010	Impairment 1 January 2010
	$’000	$’000	$’000	$’000
Not past due	77,995	–	72,405	(174)
Past due 1–30 days	7,323	(250)	10,305	–
Past due 31–60 days	304	–	1,753	(151)
Past due 61–90 days	472	(200)	–	–
Past due 91–120 days	–	–	112	–
More than 121 days past due	–	–	349	(346)
	86,094	(450)	84,924	(671)

The movement in the allowances in respect of trade receivables during the period was as follows:

	31 December 2010	1 January 2010
	$’000	$’000
Balance at the beginning of the period	671	1,905
Utilised in the period	(1,604)	(3,159)
Additional provisions in the period	1,383	1,925
Balance at the end of the period	450	671

Included in the Group’s trade receivables balance are debtors with a carrying amount of $7,649,000 (2009: $12,022,000) which are past due but for which the Group has not provided, as there has been no significant change in the credit quality of the receivables and the amounts are still considered recoverable. $3.0 million of the past due but not provided trade receivables were received within two weeks of the balance sheet date (2009: $8.7 million).

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due, other than for credit notes or price adjustments.

22. Derivative Financial Instruments

Currency Derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The instruments purchased are denominated in GBP.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts that the Group has committed is as below:

	31 December 2010	1 January 2010
	$’000	$’000
Forward foreign exchange contracts	125,216	86,747

These arrangements are designed to address significant exchange exposures for the next 15 months (2009: 15 months) and are renewed on a rolling basis to cover between 11 and 15 months forward.

At the balance sheet date, the fair value of the Group’s currency derivatives is shown below:

Derivatives that are designated and effective as hedging instruments carried at fair value

	31 December 2010	1 January 2010
	$’000	$’000
Forward foreign exchange contracts – assets	1,870	2,120
– liabilities	(720)	(230)
	1,150	1,890

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to a net asset of $1,150,000 (2009: net asset of $1,890,000) has been deferred in equity.

Net amounts of $1,231,000 (2009: $5,186,000; 2008: $3,876,000;) and $85,000 (2009: $277,000; 2008: $183,000;) respectively have been transferred to operating expenses in the income statement and fixed assets in respect of contracts maturing in the period.

98/99

22. Derivative Financial Instruments (continued)

Currency Derivatives (continued)

Financial (liabilities) assets Carried at Fair Value Through Profit or Loss (FVTPL)

	31 December 2010	1 January 2010
	$’000	$’000
Forward foreign exchange contracts	(179)	277

Further details of derivative financial instruments are given in note 37.

23. Deferred Tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the period and prior reporting period:

	Accelerated tax depreciation	Share- based payment	Fair value adjustments on acquisition	Tax losses	Hedging differences	Other short-term temporary differences	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	(4,126)	1,254	(4,002)	1,520	7,073	760	2,479
Credit (charge) to income	3,582	435	5,555	(9,514)	–	(159)	(101)
Credit (charge) to equity	–	3,074	–	–	(8,059)	–	(4,985)
On acquisition	–	–	(14,057)	14,057	–	–	–
Adjustments to prior period acquisition accounting (note 16)	–	–	–	6,948	–	–	6,948
At 1 January 2010	(544)	4,763	(12,504)	13,011	(986)	601	4,341
(Charge) credit to income	1,476	(2,477)	5,148	19,286	–	32	23,465
Credit (charge) to equity	–	(456)	–	638	671	–	853
Recognised tax losses on acquisition	–	–	(681)	681	–	–	–
Effect of change in tax rate – equity	–	(23)	–	–	11	–	(12)
Effect of change in tax rate – income	(29)	(43)	(51)	(386)	–	(22)	(531)
At 31 December 2010	903	1,764	(8,088)	33,230	(304)	611	28,116

Certain deferred tax assets and liabilities have been offset where they relate to the same taxation authority and net settlement and offset is permitted. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	31 December 2010	1 January 2010
	$’000	$’000
Deferred tax liabilities	–	–
Deferred tax assets	28,116	4,341
	28,116	4,341

At the balance sheet date, the Group has unused tax losses of $297,939,000 (2009: $261,542,000) available for offset against future profits. A deferred tax asset has been recognised in respect of $99,667,000 (2009: $39,334,000) of such losses. No deferred tax asset has been recognised in respect of the remaining $198,272,000 (2009: $222,208,000) due to the unpredictability of future profit streams within certain subsidiary entities. Included in unrecognised tax losses are losses of $153,569,000 (2009: $107,647,000) that will expire in 5-19 years. Other losses may be carried forward indefinitely.

At the balance sheet date, no deferred tax liability has been recognised on temporary differences of $14,100,000 ( 2009: $3,239,000) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The temporary differences at 31 December 2010 represent only the unremitted earnings of those overseas subsidiaries where remittance to the UK of those earnings may still result in a tax liability, principally as a result of dividend withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

As of 31 December 2010, the Group recognized deferred tax assets that exceed deferred tax liabilities by $14,762,000 in entities which have suffered a loss in the current period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the tax planning opportunities and other relevant considerations.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

24. Obligations Under Finance Leases

	Minimum lease payments		Present value of minimum lease payments
	31 December 2010	1 January 2010	31 December 2010	1 January 2010
	$’000	$’000	$’000	$’000
Amounts payable under finance leases:
Within one year	51	326	51	326
In the second to fifth years inclusive	195	–	195	–
	246	326	246	326
Less: future finance charges	–	–	–	–
Present value of lease	246	326	246	326
Less: Amount due for settlement within 12 months (shown under current liabilities)			(51)	(326)
Amount due for settlement after 12 months			195	–

It is the Group’s policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms. The average lease term is 3.0 years. Interest rates are fixed at the contract date; all of the agreements containing deferred payment terms are interest free. For the period ended 31 December 2010, the average effective borrowing rate was 0% (2009: 0%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations with a present value of $246,000 (2009: $326,000) are denominated in Sterling. All other obligations are denominated in US dollars.

The Group’s obligations under finance leases are secured by the lessors’ right over the leased assets.

25. Other Financial Liabilities

Trade and Other Payables

	31 December 2010	1 January 2010
	$’000	$’000
Trade creditors	54,740	52,472
Other taxation and social security	2,644	2,751
Other payables	301	29
Inventory accruals	9,667	17,259
Other accruals and deferred income	103,565	43,855
	170,917	116,366
Analysed as:
Amounts due for settlement within 12 months (shown under current liabilities)	125,223	116,366
Amounts due for settlement after 12 months	45,694	–
	170,917	116,366

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 49 days (2009: 61 days).

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

For most suppliers, no interest is charged on trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time-frame.

Other accruals include the Litigation Settlement of $59.8 million (note 31).

26. Contingent Consideration

	31 December 2010	1 January 2010
	$’000	$’000
Amounts included within current liabilities	–	–
Amounts included within non-current liabilities	1,567	–
	1,567	–

The contingent consideration relates to milestone-based contingent consideration payments as part of the acquisition of APT Licensing Limited (see note 39). The amount recorded is the Group’s best estimate of the likely outflows that will be required under the terms of the acquisition agreement.

The estimated contingent consideration related to the 2010 acquisition of APT Licensing Limited (note 39), is in line with current forecasts of the amount due under the sale and purchase agreement.

100/101

27. Provisions

	Onerous contract provision	Onerous lease provision	Returns and warranty provision	Total
	$’000	$’000	$’000	$’000
At 2 January 2009	–	3,413	2,790	6,203
Additional provision in the period	–	1,890	1,956	3,846
Unwinding of discount	–	459	–	459
On acquisition of subsidiary	3,220	–	322	3,542
Utilised in period	(230)	(1,233)	(1,749)	(3,212)
At 1 January 2010	2,990	4,529	3,319	10,838
Additional provision in the period	–	–	3,139	3,139
Unwinding of discount	–	210	–	210
Utilised in period	(2,990)	(1,649)	(2,463)	(7,102)
At 31 December 2010	–	3,090	3,995	7,085

	31 December 2010	1 January 2010
	$’000	$’000
Amounts included within current liabilities	5,602	8,122
Amounts included within non-current liabilities	1,483	2,716
	7,085	10,838

Onerous Lease Provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings. It is anticipated that the provision will be used over the remaining lease terms (6 years). The 2009 additional provision relates to onerous lease charges for buildings being vacated as part of the integration and restructuring activities that took place after the acquisition of SiRF Technology Holdings, Inc. in June 2009. There has been no change in the discount rate applied in the period (2009: no change).

Returns and Warranty Provision

The Group provides for the anticipated costs associated with contractual liabilities under standard warranty terms. It is anticipated that the provision will be utilised within one year (see note 4).

Onerous Contract Provision

In 2009, the Group provided for the remaining costs due under a contract signed by SiRF Technology, Inc. in 2008. It was concluded, prior to the completion of the acquisition, that the intellectual property licensed under the contract was not going to be utilised in any SiRF products. No benefits were expected to be realised from this contract and the costs under this contract were all paid in 2010.

28. Called-up Share Capital

Company

Authorised Share Capital

	31 December 2010	1 January 2010
	£’000	£’000
350,000,000 (1 January 2010: 350,000,000) Ordinary Shares of £0.001 each – equity	350	350

Allotted, Called-up and Fully Paid:

	31 December 2010	1 January 2010
	$’000	$’000
184,953, 312 (1 January 2010: 182,187,878) Ordinary Shares of £0.001 each – equity	322	318

Changes to Share Capital:

Equity Shares:

2,765,434 Ordinary Shares were issued from employee option exercises between 2 January 2010 and 31 December 2010. Consideration was $5,609,000, at a premium of $5,604,000.

The Company has one class of ordinary shares which carries no right to fixed income.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

28. Called-up Share Capital (continued)

The following options and share awards over Ordinary Shares of £0.001 have been granted and were outstanding at the end of the period:

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
3 November 2000 to 15 January 2002	180,335	2.38500	5 years
25 November 2002 to 1 November 2003	122,739	1.01000	5 years
18 November 2003 to 2 February 2004	58,702	1.02500	5 years
26 February 2004	210,950	2.35000	3 years
26 February 2004	34,832	2.35000	3 years	[2]
26 February 2004	86,500	2.00000	3 years
26 February 2004	104,168	2.00000	3 years	[2]
30 September 2004	15,000	3.62500	3 years	[2]
5 May 2005	129,250	3.21000	3 years	[2]
5 May 2005	65,150	0.00100	3 years
5 May 2005	46,912	0.00100	3 years	[1]
1 March 2006	25,000	9.05000	3 years
25 May 2006	398,660	12.4100	5 years
25 May 2006	12,470	0.00100	3 years
2 August 2006	19,932	11.0967	5 years
15 November 2006	83,934	6.27000	5 years
28 February 2007	44,628	7.68000	5 years
28 March 2007	4,845	5.84800	3 years	[3]
9 May 2007	41,746	7.57000	5 years
5 June 2007	54,293	0.00100	3 years
1 August 2007	55,496	7.2900	5 years
14 November 2007	79,960	6.4450	5 years
10 December 2007	29,645	5.156	3 years	[3]
5 March 2008	65,519	3.160	5 years
5 March 2008	228,177	3.160	3 years	[2]
5 March 2008	107,790	0.00100	3 years	[1]
28 March 2008	237,127	2.528	3 years	[3]
11 June 2008	273,265	0.00100	3 years	[1]
11 June 2008	492,923	3.110	3 years	[2]
11 June 2008	209,804	0.00100	3 years
11 June 2008	111,711	0.00100	2 years
11 June 2008	33,270	3.110	5 years
4 August 2008	15,584	0.00100	3 years	[1]
12 August 2008	103,463	3.2875	3 years	[2]
4 November 2008	25,103	0.00100	2 years
4 November 2008	10,879	2.045	3 years
12 March 2009	40,601	0.00100	2 years
12 March 2009	1,019,309	0.00100	3 years	[2]
12 March 2009	830,953	2.0825	3 years	[1]
13 March 2009	1,067,882	1.6520	3 years	[3]
26 June 2009	866,404	0.00100	Various
26 June 2009	2,608,014	Various	Various
4 August 2009	138,071	4.2790	3 years	[1]
4 August 2009	70,000	0.00100	3 years	[2]
1 September 2009	8,989	0.00100	2 years
15 March 2010	952,581	0.00100	3 years	[2]
15 March 2010	891,273	4.8430	3 years	[1]
15 March 2010	632,459	0.00100	3 years
15 March 2010	26,124	0.00100	2 years
15 March 2010	20,736	4.8430	3 years
1 May 2010	100,633	3.9125	3 years	[3]
13 May 2010	18,000	0.00100	3 years	[2]
13 May 2010	9,200	0.00100	3 years

102/103

28. Called-up Share Capital (continued)

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
11 June 2010	5,588	0.00100	3 years	[2]
11 June 2010	6,988	0.00100	3 years
3 September 2010	99,934	2.998	3 years
3 September 2010	259,006	0.00100	3 years
3 September 2010	70,230	0.00100	3 years	[2]
	13,562,737
1	These options have vesting conditions based on the Company’s performance against comparator companies based on TSR rankings over the vesting period.
2	These options have vesting conditions based on EPS growth over the vesting period.
3	These options have been issued as part of the Company’s SAYE scheme.

Exercise period: Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within 6 months of the vesting date.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

29. Reserves

	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share- based payment reserve	Tax reserve	Treasury shares	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2 January 2009	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	–	314,386	466,508
Share issues (net of share issue costs)	271,584	–	–	–	–	–	–	–	–	271,584
Share-based payment	–	–	–	–	–	10,581	–	–	–	10,581
Acquisition-related share-based payment	–	–	–	–	–	10,001	–	–	–	10,001
Deferred tax benefit on share option gains	–	–	–	–	–	–	3,074	–	–	3,074
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	1,048	–	–	1,048
Current tax benefit relating to prior years taken directly to equity on share option gains	–	–	–	–	–	–	1,600	–	–	1,600
Gain on cash flow hedges	–	–	–	–	34,228	–		–	–	34,228
Deferred tax on hedging reserve	–	–	–	–	–	–	(8,059)	–	–	(8,059)
Transferred to income statement in respect of cash flow hedges	–	–	–	–	(5,463)	–	–	–	–	(5,463)
Loss for the period	–	–	–	–	–	–	–	–	(11,309)	(11,309)
1 January 2010	363,032	950	61,574	(40,224)	3,505	48,446	33,433	–	303,077	773,793
Share issues (net of share issue costs)	5,583	–	–	–	–	–	–	–	–	5,583
Shares issued from the Employee Benefit Trust Reserve	–	–	–	1,160	–	–	–	–	(851)	309
Share-based payment	–	–	–	–	–	9,592	–	–	–	9,592
Deferred tax benefit on share option gains	–	–	–	–	–	–	182	–	–	182
Current tax benefit relating to prior years taken directly to equity on share option gains	–	–	–	–	–	–	7,367	–	–	7,367
Loss on cash flow hedges	–	–	–	–	(3,108)	–	–	–	–	(3,108)
Purchase of treasury shares (including transaction costs)	–	–	–	–	–	–	–	(37,487)		(37,487)
Deferred tax on hedging reserve	–	–	–	–	–	–	671	–	–	671
Effective tax rate adjustment	–	–	–	–	–	–	(12)	–	–	(12)
Transferred to income statement in respect of cash flow hedges	–	–	–	–	726	–	–	–	–	726
Profit for the period	–	–	–	–	–	–	–	–	16,626	16,626
31 December 2010	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,242

A tax reserve has been included to show movements in equity caused by tax adjustments reflecting movements in tax not recorded in the income statement.

The share premium account, capital redemption reserve and hedging reserve are not distributable. The merger reserve arose on the combination of CSR plc and Cambridge Silicon Radio Limited and is not distributable.

The Employee Benefit Trust Reserve represents the cost of shares in CSR plc purchased in the market and held by the CSR plc Employee Benefit Trust to satisfy options under the Group’s share option schemes. Between 18 March 2008 and 25 March 2008, the CSR Employee Benefit Trust (‘the Trust’) purchased 3,222,813 ordinary shares at prices between £3.37 and £3.03. On 3 May 2007, the Trust purchased 334,890 ordinary shares at an average price of £7.41 pence per share. Between 6 June 2007 and 7 June 2007, the Trust purchased 336,425 ordinary shares at an average price of £7.38 per share. Between 26 September 2007 and 28 September 2007, the Trust purchased 795,452 ordinary shares at an average price of £6.24 per share.

170,440 ordinary shares were issued from the Employee Benefit Trust in 2010 to satisfy employee option exercises.

The shares acquired by the Trust do not represent treasury shares for the purposes of the Companies Act and therefore remain as issued share capital.

For accounting purposes, the treatment of the shares acquired by the Trust is different. In preparing the consolidated Group accounts, the shares held by the Trust are treated as a deduction in shareholders’ equity.

During 2010, the Group commenced a share buy-back programme of up to $50.0 million. At 31 December 2010, the Group had purchased 7,145,000 shares which are held in Treasury at a cost of $37.5 million.

104/105

30. Notes to the Cash Flow Statement

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
Net profit (loss) for the period	16,626	(11,309)	(6,939)
Adjustments for:
Investment income	(812)	(1,915)	(6,139)
Finance costs	904	243	4,075
Other gains and losses	(640)	–	–
Income tax (credit) expense	(22,331)	(2,933)	488
Operating loss	(6,253)	(15,914)	(8,515)
Depreciation of property, plant and equipment	20,091	18,383	20,135
Amortisation of intangible assets	18,054	11,860	10,468
Impairment of assets	–	–	52,918
Deferred tax transfer to goodwill	–	–	978
Loss on disposal of property, plant and equipment	279	56	545
Loss on disposal of intangible assets	135	447	186
Share related charges	9,592	10,581	7,586
Increase in provisions	2,227	4,313	3,789
Operating cash flows before movements in working capital	44,125	29,726	88,090
(Decrease) increase in inventories	(12,961)	8,679	11,055
(Increase) decrease in receivables	(6,678)	3,642	17,253
Increase (decrease) in payables	46,093	8,233	(20,063)
Cash generated by operations	70,579	50,280	96,335
Foreign taxes paid	(1,127)	(782)	(1,290)
Corporation taxes received	8,691	–	(28,738)
Grant income received	131	–	–
Interest paid	(662)	(1,252)	(326)
R&D tax credit received	295	1,987	320
Net cash from operating activities	77,907	50,233	66,301

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with an original maturity of three months or less.

The acquisition of SiRF Technology Holdings, Inc. in the 52 weeks ended 1 January 2010 (see note 39) was a significant non cash transaction in the period as the consideration for the transaction was satisfied through the issuance of additional shares.

31. Contingent liabilities

The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not involved currently in any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial statements of the Company and its subsidiaries. Other than as disclosed, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

In December 2010, mediation commenced between the Group and Broadcom Corporation (‘Broadcom’) with the intention to settle all outstanding litigation. A draft settlement was agreed on 22 December 2010, with a formal agreement signed on 10 January 2011. The comprehensive settlement is in respect of all outstanding litigation, including that ongoing between SiRF Technology Holdings, Inc. and Broadcom at the time of the acquisition of SiRF Technology Holdings, Inc. by the Group in June 2009. The terms included a covenant that expires in January 2016 in which each party covenants not to sue the other or any third parties, including the other party’s customers, for infringement based on the use of the other’s products.

In connection with the comprehensive settlement, the Group agreed to make an initial payment of $5m which has been made in January 2011 and future payments of $12.5m per year for five years.

The litigation settlement has been recognised in the 2010 financial statements as a one time charge for the net present value of the future cash flows. The liability is shown within accruals as discussions were sufficiently progressed at the period end date that terms had been established. Prior to formal agreement of the terms being reached at the beginning of 2011, it was not readily estimable and no cash outflow was considered probable.

No provision has been recorded for any of the cases below as cash outflow has not been deemed as probable.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

31. Contingent liabilities (continued)

Wi-LAN Inc. v. Acer, Inc., et el

With respect to the ongoing litigation with Wi-LAN Inc., on 2 June 2010, Wi-LAN Inc. amended its complaint in a previously filed patent infringement lawsuit (Case No. 2:10-cv-00124) in the Eastern District of Texas against a number of defendants, adding among others SiRF Technology Holdings, Inc. and CSR plc as defendants. The amended complaint asserts that we and other of the defendants each infringe two patents of Wi-Lan. We have answered the complaint denying the allegations therein. A scheduling conference has not yet occurred, accordingly, discovery has not begun, and a trial date has not been set. In the course of its business, the Group has indemnification obligations to various entities, and, upon proper tendering of control of the litigation by one customer to the Group, the Group has taken over the representation, including with respect to a declaratory judgment action against Wi-LAN in the Northern District of California. That action was subsequently transferred to the Eastern District of Texas to be consolidated with Case No. 2:10-cv-00124. An appeal for transfer back to the Northern District of California is pending in the United States Court of Appeals for the Federal Circuit challenging that ruling. Trial date has not been set.

In another Wi-LAN case, initially asserted in 2008 relating primarily to WiFi but also implicating Bluetooth, CSR plc is not and has not been a party. However, as parties to that litigation who are also suppliers of the Group’s customers settle from that case, certain customers of the Group have indicated a desire to obtain indemnification from and have requested the Group to now assume the defense and control of such litigation as scheduled for trial in April 2011, which offer to control had not, in fact, previously been tendered to the Group. The Group is evaluating the requests and have not yet made a determination in this regard.

Bandspeed, Inc. v. Sony Electronics, Inc., et al

On 7 August 2009, Bandspeed, Inc. filed a patent infringement lawsuit (Case No. 1:09-cv-593 LY) in the Western District of Texas against a number of defendants, including Sony Electronics, Inc. and Apple, Inc. Bandspeed Inc thereafter filed amended complaints, adding additional defendants, including LEGO Systems, Inc. and Sony Computer Entertainment America (all Sony defendants collectively referred to as “Sony”). The Patents in suit asserted by Bandspeed against each of Sony Electronics, Apple, and LEGO were the same: U.S. Patent Nos. 7,027,418 and 7,570,614. The Group has indemnification obligations to Sony, Apple and LEGO, and certain of these defendants have requested such indemnification, and the Group sought to intervene in the case. In 2010, the Court granted the Group’s motion to intervene into this patent infringement lawsuit. Trial date has not been set.

NordNav Technologies AB

In the fourth quarter of 2010, the original sellers of NordNav filed for arbitration proceedings in Sweden against CSR of a potential claim in respect of a $17.5 million earnout. The allegations were to be set out in a statement of claim on 7 February 2011. This matter is currently scheduled for arbitration in October 2011, with a ruling anticipated in November of 2011.

32. Operating Lease Arrangements

	52 weeks ended	52 weeks ended
	31 December 2010	1 January 2010
	$’000	$’000
Minimum lease payments under operating leases recognised in the income statement for the year	23,591	13,984

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	31 December 2010	1 January 2010
	$’000	$’000
Within one year	24,483	10,884
In the second to fifth years inclusive	31,852	9,839
After five years	4,713	–
	61,048	20,723

Operating lease payments represent rentals payable by the Group for certain of its office properties, office equipment and software licences. Leases are negotiated for an average term of 3.35 years and rentals are fixed for an average of 3.11 years.

33. Integration and restructuring

In 2010, a decision was taken to close the NordNav Technologies AB office in Stockholm, Sweden. This led to approximately 10 employees leaving the Group. A charge of $1.1 million was recorded in relation to the closure with the main component being $0.6 million of severance costs. At 31 December 2010, $1.1 million of accruals in respect of these payments was held. The remaining payments are expected to be made during the course of 2011.

A restructuring program was implemented at the end of Q2 2009, following the acquisition of SiRF Technology Holdings, Inc. This led to approximately 100 employees leaving the Group. The headcount reductions were implemented following careful consideration of the long-term strategic objectives and shorter term targets for 2009 and 2010. This planning commenced prior to the acquisition date to ensure that once the Group was able to operate as a single business, the Group could integrate and restructure as quickly as possible and ensure that the core projects of the enlarged Group were adequately resourced.

106/107

33. Integration and restructuring (continued)

The main components of the $12.2 million charge were onerous lease charges of $2.2 million, severance costs of $4.3 million, consultancy and legal costs of $4.5 million and $1.2 million of other integration related costs. Approximately 100 employees left the Group as part of the 2009 combined integration and restructuring programme spread through all functions mostly, in the UK and US.

At 31 December 2010, all payments had been made in respect of this restructuring programme.

In 2008, CSR plc announced a restructuring programme in the fourth quarter with the aim of reducing ongoing operating expenses by around $20 million in 2009. This was successfully completed and delivered the predicted savings. Approximately 100 employees left the Group as part of the 2008 restructuring programme spread through all functions mostly in the UK, US and Sweden. A one-time restructuring charge of $14.4 million was recorded in 2008 including $5.6 million of severance, $3.3 million of currency hedging charges (due to the reduction in Sterling requirements in 2009) and $3.9 million of onerous lease and building-related charges for buildings being vacated as part of the restructuring. At 31 December 2010, there were no payments remaining to be made to employees under the restructuring programme; cash outflows relating to the onerous leases of buildings being vacated are expected to occur within the next five years.

34. Impairment of Assets

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

The impairment was charged to Sales, general and administrative expenses in the consolidated income statement.

35. Share-Based Payments

Equity-settled share option schemes

CSR plc has grants and awards in the following Share Schemes which result in charges to the Consolidated Income Statement:

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

With the decision to extend the grant of share awards with accompanying performance conditions to other employees, the Committee had decided that for grants from 2009 onwards, the performance condition for vesting would be changed to Total Shareholder Return (TSR).

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

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

35. Share-Based Payments (continued)

Company Share Option Plan (CSOP) (continued)

Starter Grants

The Company grants options to new starters to assist in recruitment. Options are exercisable at a price equal to the average share price on the three days preceding the grant date. The vesting period of the options is over a period of five years with 40% vesting after two years and 5% vesting each quarter thereafter. If the options remain unexercised after a period of 10 years from the date of grant, the options lapse. Grants are forfeited if the employee leaves the Group before the options vest. The Company has also issued starter grants to senior employees that vest after three years. No starter grants with these characteristics were issued in the current period (2009: no grants; 2008: no grants).

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

From 2009 onwards, the Company issued certain employees with rights to purchase shares at nominal value. The vesting period of these grants is three years and vesting is dependent upon meeting certain EPS based performance conditions.

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

SiRF Technology Holdings, Inc., plans

For purely historic purposes of settling pre-acquisition obligations of option and award exercise, the Company has assumed all the obligations of the former SiRF Technology Holdings, Inc. under pre-existing plans utilised by SiRF which comprise the 1995 Stock Plan, the 2004 Stock Incentive Plan, the TrueSpan 2004 Stock Incentive Plan and the Centrality 1999 Stock Plan. The Company will not issue any options or awards under these plans going forward. All contractual terms of the assumed options remain the same, except for the converted number of shares and exercise price which were based on an exchange ratio determined as part of the merger agreement.

108/109

35. Share-Based Payments (continued)

Details of the share options outstanding during the year are as follows:

	31 December 2010		1 January 2010		2 January 2009
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		(in £)		(in £)		(in £)
Outstanding at beginning of period	16,256,257	4.57	9,956,891	3.12	8,726,947	3.62
Granted during the period	3,387,428	1.63	3,839,150	1.24	3,279,870	1.94
Replacement options granted to SiRF employees on acquisition	–	–	7,311,686	7.58	–	–
Forfeited during the period	(3,145,074)	5.35	(3,212,669)	5.81	(1,232,681)	5.17
Exercised during the period	(2,935,874)	1.20	(1,638,801)	0.85	(817,245)	0.95
Outstanding at the end of the period	13,562,737	4.09	16,256,257	4.57	9,956,891	3.12
Exercisable at the end of the period	4,306,187	9.35	6,208,976	8.33	5,671,192	3.63

The weighted average share price at the date of exercise for share options exercised during the period was £4.08 (2009: £3.43; 2008: £3.56).

The options outstanding at 1 January 2010 had a weighted average remaining contractual life of 7 years (2009: 7 years; 2008: 8 years).

In 2010, options were granted on 15 March, 1 May, 13 May, 11 June and 3 September. The aggregate estimated fair value of the options granted on those dates is $9,012,000. The weighted average fair value of these options is $4.72. In 2009, options were granted on 12 March, 16 March, 26 June, 4 August and 1 September. The aggregate estimated fair value of the options granted on those dates is $15,308,000. The weighted average fair value of these options was $1.78. In 2008, options were granted on 5 March, 28 March, 11 June, 4 August, 12 August, 25 September and 4 November. The aggregate estimated fair value of the options granted on those dates is $9,504,000. The weighted average fair value of these options was $3.01.

The fair values of the share option and share award grants were based on the following inputs:

SAYE Schemes

The inputs to the Black-Scholes model are as follows:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
Weighted average share price (£)	4.30	2.03	3.24
Weighted average exercise price (£)	3.91	1.65	2.53
Expected volatility	57%	61%	54%
Expected life	3 years	3 years	3 years
Risk free rate	2.80%	2.53%	4.32%
Expected dividends	0%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a three year period, equivalent to the vesting period of the options. The expected life used in the model has been adjusted based on management’s best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
Weighted average share price (£)	2.98–4.65	2.08–4.35	2.86–3.33
Weighted average exercise price (£)	2.99–4.84	2.08–4.28	2.78–3.29
Expected volatility	57%	61%	54%–58%
Expected life	3–4years	3–4years	3–4years
Risk free rate	2.30%–2.95%	2.53%	4.18%–5.20%
Expected dividends	0%	0%	0%

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

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

35. Share-Based Payments (continued)

Company Share Option Plan (CSOP) (continued)

For options issued in 2009 and 2010, the fair value was based upon Monte-Carlo simulation of the performance of the 37 comparator companies included in the TSR conditions of the award. The Monte Carlo simulation incorporates a range of other assumptions based on the TSR comparator companies; those assumptions given above relate to the Group.

Expected volatility for each Company was determined by calculating the historical volatility of the individual Company’s share price over the 3 years from the date of grant.

Starter Grants

The inputs to the Black-Scholes model are as follows:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
Weighted average share price (£)	–	–	2.12–3.33
Weighted average exercise price (£)	–	–	2.04–2.12
Expected volatility	–	–	56%–60%
Expected life	–	–	3–5 years
Risk free rate	–	–	4.02%–5.20%
Expected dividends	–	–	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a time period equivalent to the vesting period of the options The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Retention Awards and Starter Awards

The fair value was based upon the share price on the date of grant.

Performance Awards

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
Weighted average share price (£)	–	–	3.04–3.33
Weighted average exercise price (£)	–	–	0.001
Expected volatility	–	–	59%–57%
Expected life	–	–	3–4years
Risk free rate	–	–	5.00%–5.25%
Expected dividends .	–	–	0%

For pre-2009 awards, the fair value was based upon Monte-Carlo simulation of the performance of the 38 comparator companies included in the TSR conditions of the award. Expected volatility for each Company was determined by calculating the historical volatility of the individual Company’s share price over the 3 years from the date of grant.

For awards issued in 2009 and 2010, the fair value was based on the share price on the date of grant as the performance conditions were market based.

ESPP scheme

The fair value of the ESPP awards was based upon the Monte Carlo simulation of the likely gain to be made by each employee over the course of the scheme.

Share Option Charges

The Group recognised total expenses of $9,592,000 (2009: $10,581,000; 2008: $7,586,000;) related to equity- settled share-based payment transactions.

Cash-settled share-based payments

The Group issues to certain employees cash-settled share awards that require the Group to pay the value of the share awards to the employee on the date of the exercise after a specified vesting period. The Group has recorded a liability of $47,000 in 2010 (2009: $nil). Fair value of the awards is determined using the market value of the awards at the balance sheet date. The Group recorded a total expense of $47,000 in 2010 (2009: $nil).

110/111

36. Retirement Benefits Scheme

The Group operates a defined contribution retirement benefit scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

The total cost recorded in the income statement of $7,231,000 (2009: $6,551,000; 2008: $7,221,000) represents contributions payable to this scheme by the Group at rates specified in the rules of the plan. As at 31 December 2010, contributions of $nil (1 January 2010: $nil) due in respect of the current reporting period had not been paid over to the scheme.

37. Financial Instruments

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

Capital Risk Management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. CSR intends to reinvest its cash balances in the business either through higher levels of investment in working capital and fixed assets or through further M&A activity to support the long-term ambitions of the Group. In 2010, the Group has also sought new methods of employing its cash resources by way of a $50.0 million share buy back policy that was announced and also the announcement of a maiden dividend, subject to Shareholder approval at the AGM to be held in May 2011.The capital structure of the Group consists of cash and cash equivalents, treasury deposits and equity attributable to the equity holders of CSR plc, comprising issued share capital, reserves and retained earnings as disclosed in notes 28 and 29. The Group is not subject to any externally imposed capital requirements.

As a result of the funds raised through the initial public offering in March 2004, subsequent positive operating cash flows and the cash and cash equivalents acquired with SiRF Technology Holdings, Inc., the Group has a total of $440.1 million of treasury deposits and cash and cash equivalents as at (1 January 2010: $412.4 million)

Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the financial statements.

	31 December 2010	1 January 2010
	$’000	$’000
Financial assets
Available for sale	1,000	–
Loans and receivables (including cash and cash equivalents and treasury deposits)	395,832	428,928
Derivative instruments in designated hedge accounting relationships	1,870	2,120
Fair value through profit and loss (FVTPL)	132,801	72,040
	531,503	503,088
Financial liabilities
Derivative instruments in designated hedge accounting relationships	(720)	(230)
Amortised cost	(151,895)	(96,809)
Fair value through profit and loss (FVTPL)	(180)	–
	(152,795)	(97,039)

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

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

37. Financial Instruments (continued)

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

The carrying amounts of the Group’s Sterling denominated monetary assets and liabilities at the reporting date are as follows:

	Liabilities		Assets
	31 December 2010	1 January 2010	31 December 2010	1 January 2010
	£’000	£’000	£’000	£’000
GBP sterling	(6,273)	(14,735)	3,210	2,390

The following significant exchange rates applied during the period:

	Weighted average forward contract rate (contracts maturing in the period)		Period end spot rate
	31 December 2010	1 January 2010	31 December 2010	1 January 2010
GBP: USD	1.5563	1.9281	1.5597	1.6165

Foreign Currency Sensitivity Analysis

A 10 percent strengthening of the US dollar against GBP sterling would have decreased equity and profit or increased loss after tax by the amounts shown below as at the reporting date shown. In management’s opinion, this is a reasonably possible change given current market conditions.

This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for 2009.

31 December 2010	Equity	Profit or (loss)
	$’000	$’000
GBP	(7,787)	(484)

1 January 2010	Equity	Profit or (loss)
	$’000	$’000
GBP	(5,174)	(1,180)

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

Forward Foreign Exchange Contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow or fair value hedges are expected to occur:

Cash flow hedges

	Carrying amount	Expected cash flows	3 months or less	3-6 months	6-12 months	More than one year
31 December 2010
Forward foreign exchange contracts $’000	–	125,216	29,984	23,807	23,417	48,008
Forward foreign exchange contracts £’000	–	81,000	19,000	15,500	31,000	15,500
Fair value $’000	970	–	(352)	360	915	47
Average exchange rate	–	1.5432	1.5731	1.5338	1.5239	1.5521
1 January 2010
Forward foreign exchange contracts $’000	–	86,747	20,699	15,082	30,829	20,137
Forward foreign exchange contracts £’000	–	55,000	14,000	9,500	19,000	12,500
Fair value $’000	2,167	–	1,933	279	(87)	42
Average exchange rate	–	1.5652	1.4520	1.5785	1.6222	1.6116

The Directors consider the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss.

112/113

37. Financial Instruments (continued)

Interest Rate Risk Management

The Group has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 0.22% (52 weeks ended 1 January 2010: 0.54%; 53 weeks ended 2 January 2009: 4.67%

Credit risk

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

Disclosures related to the credit risk associated with trade receivables are in note 21.

Liquidity risk

Liquidity Risk Management

The Group manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows and matching the maturity of financial assets and liabilities. The Group has no significant borrowings from third parties and therefore liquidity risk is not considered a significant risk at this time. The table below details the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been prepared based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

31 December 2010	Weighted average effective interest rate %	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
		$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	–	–	–	–	–	246	246
Contingent consideration (undiscounted)	3.4%	–	–	–	–	1,620	1,620
Other payables	–	791	–	900	–	789	2,480
Onerous lease provision (undiscounted)		–	–	(162)	62	1,932	1,832
		791	–	738	62	4,587	6,178

1 January 2010	Weighted average effective interest rate %	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
		$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	–	–	–	–	–	326	326
Other payables	–	261	–	1,712	–	482	2,455
Onerous lease provision (undiscounted)	15%	–	101	202	462	4,108	4,873
		261	101	1,914	462	4,916	7,654

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

The following table provides an analysis of the financial assets, specifically money market funds and marketable debt instruments that are measured on a recurring basis, subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

37. Financial Instruments (continued)

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

31 December 2010	$’000	$’000	$’000	$’000
	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets at FVTPL
United States government fixed income debt securities(1)	132,801	–	–	132,801
Derivative instruments in designated hedge accounting relationships	–	1,870	–	1,870
Available for sale financial assets
Shares in unquoted equity securities	–	–	1,000	1,000
Financial liabilities at FVTPL
Derivative instruments in designated hedge accounting relationships	–	(720)	–	(720)
Fair value through profit and loss (FVTPL)	–	(180)	–	(180)

The fair value of the unquoted equity shares can be accurately determined as management monitors the ongoing investment by oversight involvement in the investee and due to the recent nature of the purchase.

1 January 2010	$’000	$’000	$’000	$’000
	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets at FVTPL
United States government fixed income debt securities(1)	71,763	–	–	71,763
Derivative instruments in designated hedge accounting relationships	–	2,120	–	2,120
Fair value through profit and loss (FVTPL)	–	277	–	277
Financial liabilities at FVTPL
Derivative instruments in designated hedge accounting relationships	–	(230)	–	(230)
1.	Included within Treasury Deposits on the CSR Consolidated balance sheet

Reconciliation of Level 3 fair value measurements of financial assets:

$’000
Available for sale
Unquoted equities
Balance at 1 January 2010	–
Total gains and losses:
In profit or loss	–
In other comprehensive income	–
Purchases	1,000
Balance at 31 December 2010	1,000

38. Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended	52 weeks ended	53 weeks ended
	31 December 2010	1 January 2010	2 January 2009
	$’000	$’000	$’000
Short-term employee benefits	4,582	5,774	3,850
Post-employment benefits	228	273	241
Share-based payment	1,398	(473)	537
	6,208	5,574	4,628

114/115

38. Related Party Transactions (continued)

Remuneration of key management personnel (continued)

Prior to the acquisition of SiRF Technology Holdings, Inc., Diosdado Banatao held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 1,590,049 CSR ordinary shares and 46,081 options to acquire CSR ordinary shares.

Prior to the acquisition of SiRF Technology Holdings, Inc. Kanwar Chadha held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 633,510 CSR ordinary shares and 478,010 options to acquire CSR ordinary shares.

During 2009, Joep van Beurden (CEO) became Vice Chairman of the Global Semiconductor Alliance (GSA). CSR plc has paid membership fees of $25,000 to the GSA in the course of 2010 (2009: $32,600). These transactions were at arm’s length.

39. Acquisition of subsidiary

SiRF Technology Holdings, Inc. (under IFRS 3 (2008))

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc., a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings, Inc. at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

Recognised amounts of identifiable assets acquired and liabilities assumed at fair value

$’000
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

The goodwill arising on the acquisition of SiRF Technology Holdings, Inc., is attributable to the anticipated profitability of the Group’s products in the GPS market and the anticipated future operating synergies from the combination. It is not anticipated that the goodwill will be tax deductible.

The gross value of financial assets acquired includes receivables with a gross value of $26.1m. The fair value of those receivables acquired is $23.7 million.

SiRF Technology Holdings, Inc. contributed $130.0 million to revenue and a profit of $21.4 million to loss before tax for the period between the date of acquisition and the balance sheet date.

If the acquisition of SiRF Technology Holdings, Inc. had been completed on the first day of the accounting period, Group revenues for the period would have been $683.9 million and Group loss would have been $14.1 million but this does not reflect any synergistic benefits of the acquisition.

CSR plc Annual Report and Financial Statements 2010

Notes to the consolidated financial statements

continued

39. Acquisition of subsidiary (continued)

A contingent liability was not recognised on acquisition for the litigation described in note 31 as the fair value of the liability could not be reliably measured as it was not possible at the time of the acquisition to make a reliable estimate of the outcome of this litigation due to the inherent uncertainty of litigation and the early stage of proceedings at that time.

APT Licensing Limited

On 20 July 2010, CSR plc acquired 100% of the issued share capital of APT Licensing Limited (APT), a leading ultra-high quality codec developer, for a consideration of $3.9 million. The acquisition will enhance CSR’s technical capability in audio codecs and strengthen and the Group’s presence in mobile and wireless audio streaming.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed

$’000
Financial assets	813
Property, plant and equipment	117
Intangible assets	2,500
Financial liabilities	(2,760)
670
Goodwill	3,200
Total consideration	3,870
Satisfied by:
Cash	2,330
Contingent consideration arrangement	1,540
Total consideration transferred	3,870
Net cash outflow arising on acquisition
Cash consideration	(2,330)
Cash and cash equivalents acquired 428
(1,902)

The fair value of the financial assets includes trade receivables with a fair value of $0.11 million and a gross contractual value of $0.14 million. The best estimate, at the acquisition date of the contractual cash flows not to be collected is $0.03 million.

The goodwill of $3.2 million arising from the acquisition is attributable to future customer contracts, the development of future apt-X technology and the assembled APT workforce which are not recognisable as an asset. None of the goodwill recognised is expected to be deductible for income tax purposes.

The contingent consideration arrangement is dependent on the volume of shipments of APT products in the period from the acquisition date to 31 December 2011.

The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between $nil and $3.0 million and is payable on 31 December 2011.

The fair value of the contingent consideration arrangement of $1.54 million was estimated on the basis of a probability weighted forecast of the number of units of APT products to be sold in the earn-out period, discounted at 3.4%.

Acquisition-related costs included within administrative expenses in the CSR plc consolidated income statement for the 52 weeks ended 31 December 2010 amounted to $0.4 million.

As a condition of the acquisition agreement, CSR re-paid $2.0 million of outstanding loans of APT on completion of the acquisition.

APT Licensing Limited contributed $0.2 million to revenue and a loss of $0.2 million to the Group’s profit for the period between the date of the acquisition and the balance sheet date.

If the acquisition of APT Licensing Limited had been completed on the first day of the accounting period, Group revenues for the period would have been $801.0 million and Group profit would have been $15.3 million.

*****

This is the end of the consolidated financial statements. Thereafter, the disclosures relate to the Company only.

116/117

Company statement of comprehensive income

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
Profit (loss) for the period	218,712	(13,745)	(51,671)
Other comprehensive profit (loss) being total comprehensive income (loss) for the period	218,712	(13,745)	(51,671)

CSR plc Annual Report and Financial Statements 2010

Company statement of changes in equity

	Equity attributable to equity holders of the Company
	Called-up share capital	Share premium account	Capital redemption reserve	Share-based payment reserve	Tax reserve	Treasury shares	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	27,864	–	–	(58,274)	62,226
Loss for the period	–	–	–	–	–	–	(13,745)	(13,745)
Share issues	80	271,584	–	–	–	–	–	271,664
Credit to equity for equity-settled share based payments issued on acquisitions	–	–	–	10,001	–	–	–	10,001
Credit to equity for equity-settled share-based payments	–	–	–	10,581	–	–	–	10,581
At 1 January 2010	318	363,032	950	48,446	–	–	(72,019)	340,727
Profit for the period	–	–	–	–	–	–	218,712	218,712
Share issues	4	5,583	–	–	–	–	–	5,587
Purchase of treasury shares	–	–	–	–	–	(37,487)	–	(37,487)
Credit to equity for equity-settled share-based payments	–	–	–	9,592	–	–	–	9,592
Current tax related to prior years taken directly to equity on share option gains	–	–	–	–	1,600	–	–	1,600
At 31 December 2010	322	368,615	950	58,038	1,600	(37,487)	146,693	538,731

118/119

Company balance sheet

		31 December 2010	1 January 2010
	Notes	$’000	$’000
Non-current assets
Subsidiaries	46	366,263	407,428
Investments	47	1,000	–
		367,263	407,428
Current assets
Other receivables	48	11,047	33,425
Corporation tax debtor		286	–
Treasury deposits	48	173,009	160,000
Cash and cash equivalents	48	37,343	20,000
		221,685	213,425
Total assets		588,948	620,853
Current liabilities
Trade and other payables	49	48,650	279,368
Tax liabilities		–	758
		48,650	280,126
Net current assets (liabilities)		173,035	(66,701)
Non-current liabilities
Contingent consideration	50	1,567	–
Total liabilities		50,217	280,126
Net assets		538,731	340,727
Equity
Share capital	28	322	318
Share premium account	29	368,615	363,032
Capital redemption reserve	29	950	950
Share-based payment reserve	29	58,038	48,446
Treasury shares	29	(37,487)	–
Tax reserve	51	1,600	–
Retained profits (losses )	51	146,693	(72,019)
Total equity		538,731	340,727

The financial statements of CSR plc, registered number 4187346, were approved by the Board of directors and authorised for issue on 8 February 2011

They were signed on its behalf by:

Will Gardiner	Ron Mackintosh

CSR plc Annual Report and Financial Statements 2010

Company cash flow statement

		52 weeks ended	52 weeks ended
	Notes	31 December 2010	1 January 2010
		$’000	$’000
Net cash from operating activities	52	66,778	32,360
Investing activities
Interest received		391	1,974
Sale of treasury deposits		590,058	431,000
Purchase of treasury deposits		(602,711)	(510,000)
Acquisition of subsidiary		(2,158)	–
Purchase of investment		(1,000)	–
Net cash used in investing activities		(15,420)	(77,026)
Financing activities
Proceeds on issue of share capital		5,661	66
Repayment of borrowings		(2,041)	–
Purchase of treasury shares		(37,487)	–
Net cash (used in) from financing activities		(33,867)	66
Net increase (decrease) in cash and cash equivalents		17,491	(44,600)
Cash and cash equivalents at beginning of period		20,000	64,000
Effect of foreign exchange rate changes		(148)	600
Cash and cash equivalents at end of period		37,343	20,000

120/121

Notes to the Company’s financial statements

40. Significant accounting policies

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

41. Profit (loss) attributable to CSR plc

The profit for the financial year dealt with in the financial statements of the parent Company, CSR plc, was $218,712,000 (2009: loss of $13,745,000; 2008 : loss of $51,671,000). As permitted by s408 of the Companies Act 2006, no separate income statement is presented in respect of the parent Company.

Loss is stated after charging (crediting):

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
Net foreign exchange (gains) losses	(648)	1,488	(4,739)
Auditors’ remuneration for audit services	78	243	93

The Company had 4 employees during 2010 (2009: 5) who were the Directors of CSR plc.

The Directors’ remuneration in both years was borne by Cambridge Silicon Radio Limited and was not attributable to the Company.

42. Investment revenue

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009
	$’000	$’000	$’000
Income from treasury deposits and investments	394	1,607	4,084
Dividends received	321,369	–	–
	321,763	1,607	4,084

43. Other gains and losses

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	52 weeks ended 2 January 2009
	$’000	$’000	$’000
Change in the fair value of investments designated as FVTPL on initial recognition	(356)	–	–

44. Finance costs

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	52 weeks ended 2 January 2009
	$’000	$’000	$’000
Interest payable on acquisition loan notes	–	–	8
Interest payable and similar charges	53	–	–
Unwinding of discount on deferred consideration	15	–	1,141
Interest on intercompany balance	532	722	5,663
Foreign exchange losses ( gains)	148	(600)	(6)
	748	122	6,806

45. Taxation

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010	52 weeks ended 2 January 2009
	$’000	$’000	$’000
Total tax (credit) charge	(1,044)	757	–

Corporation tax is calculated at 28% (2008: 28.5%; 2007: 30%) of the estimated assessable profit for the year.

CSR plc Annual Report and Financial Statements 2010

Notes to the Company financial statements

continued

45. Taxation (continued)

	52 weeks ended 31 December 2010		52 weeks ended 1 January 2010		53 weeks ended 2 January 2009
	$’000%		$’000%		$’000%
Profit (loss) before tax	217,668	100.0	(12,988)	100.0	(51,671)	100.0
Tax at the UK corporation tax rate of 28.0% (2009: 28.0%, 2008: 28.5%)	60,947	(28.0)	(3,637)	28.0	(14,726)	28.5
Impairment of investment	28,376	(13.0)	–	–	14,056	(27.2)
Adjustment to tax charge in respect of prior years	(1,044)	0.5	–	–	–	–
Non-deductible expenses	372	(0.2)	2,184	(16.8)	324	(0.6)
Non taxable dividends received	(89,983)	41.3	–	–	–	–
Change in unrecognized deferred tax assets	288	(0.1)	–	–	–	–
Acquisition related legal and professional costs	–	–	2,210	(17.0)	–	–
Group relief surrendered to other Group companies for nil consideration	–	–	–	–	346	(0.7)
Tax (credit) charge and effective tax rate for the period	(1,044)	0.5	757	(5.8)	–	–

46. Subsidiaries

Details of the Company’s subsidiaries at 31 December 2010 are as follows:

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %
Direct ownership
Cambridge Silicon Radio Limited	UK	100	100
APT Licensing Limited	UK	100	100
UbiNetics VPT Limited	UK	100	100
Cambridge Positioning Systems Limited	UK	100	100
NordNav Technologies Aktiebolag	Sweden	100	100
CSR Technology Holdings Inc. (formerly SiRF Technology Holdings, Inc.)	USA	100	100
Indirect ownership
CSR China (Shanghai) Co. Limited	China	100	100
CSR KK	Japan	100	100
CSR Korea Limited	Korea	100	100
Cambridge Silicon Radio Sarl	France	100	100
Cambridge Silicon Radio (UK) Limited	UK	100	100
CSR (India) Private Limited	India	100	100
CSR (Shenzhen) Co. Limited (formerly UbiNetics Wireless Technologies (Shenzen) Company Limited)	China	100	100
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100
UbiNetics (Hong Kong) Limited	Hong Kong	100	100
UbiNetics (North America) Inc.	USA	100	100
UbiNetics (IP) Limited	UK	100	100
UbiNetics 3G Limited	UK	100	100
UbiNetics Module Limited	UK	100	100
UbiNetics Technology Limited	UK	100	100
UbiNetics Designs Limited	UK	100	100
Coverge Limited	UK	100	100
C.P.S. Ltd	UK	100	100
CSR Technology Inc. (formerly SiRF Technology, Inc.)	USA	100	100
Enuvis Inc	USA	100	100
Truespan Inc	USA	100	100
CSR Technology Holdings China LLC (formerly SiRF Technology Holdings China LLC)	USA	100	100
Shanghai SiRF Technology Co Ltd	China	100	100
CSR Technology Cayman Limited (formerly SiRF Technology Cayman Limited)	Cayman Islands	100	100
CSR Technology Singapore Pte Ltd (formerly SiRF Technology Singapore Pte Ltd)	Singapore	100	100
SiRF Technology GK	Japan	100	100
Cambridge Silicon Radio International LLC (formerly SiRF International LLC)	USA	100	100
SiRF Technology (Germany) GmbH	Germany	100	100

122/123

46. Subsidiaries (continued)

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %
Indirect ownership (continued)
SiRF Technology India Pvt Ltd	India	100	100
Centrality Limited	Cayman Islands	100	100
SiRF Technology Korea	Korea	100	100

On 14 January 2010, the Company completed a re-organisation of its US subsidiaries whereby Clarity Technologies, Inc. and Cambridge Silicon Radio Inc. were merged into Cambridge Silicon Radio Holdings Inc, whose ownership was subsequently transferred from Cambridge Silicon Radio Limited to SiRF Technology, Inc.

On 31 December 2010, the Company completed a re-organisation of its Cayman Islands subsidiaries, whereby ownership of CSR Technology Cayman Limited and Centrality Limited transferred from CSR Technology Inc, to Cambridge Silicon Radio Limited.

Investments in subsidiary undertakings

Cost and net book value	31 December 2010	1 January 2010
	$’000	$’000
At the beginning of the period	407,428	132,822
Acquisition of subsidiaries	3,870	281,525
Capital contributions arising from IFRIC 11 charges	9,592	10,581
Increase in investment of CSR Technology Holdings, Inc., (formerly known as SiRF Technology Holdings, Inc.) as a result of US reorganisation (see above)	21,369	–
Impairment of investment in Cambridge Positioning Systems Limited	(27,051)	–
Impairment of investment in CSR Technology Holdings, Inc., (formerly known as SiRF Technology Holdings, Inc.)	(758)
Impairment of investment in NordNav Technologies AB	(48,187)	–
Adjustment investment in NordNav Technologies	–	(17,500)
At the end of the period	366,263	407,428

47. Investments

	31 December 2010	1 January 2010
	$’000	$’000
Investment in unquoted equity securities	1,000	–

48. Financial assets

Other receivables

	31 December 2010	1 January 2010
	$’000	$’000
Prepayments and accrued income	2,025	112
Amounts receivable from other Group undertakings	9,022	33,313
	11,047	33,425

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

CSR plc Annual Report and Financial Statements 2010

Notes to the Company financial statements

continued

49. Financial liabilities

Trade and other payables

	31 December 2010	1 January 2010
	$’000	$’000
Amounts owed to subsidiary undertakings	48,606	279,340
Accruals and deferred income	44	28
	48,650	279,368

The directors consider that the carrying amount of trade and other payables approximates their fair value.

50. Contingent consideration

	31 December 2010	1 January 2010
	$’000	$’000
Amounts included within current liabilities	–	–
Amounts included within non-current liabilities	1,567	–
	1,567	–

51. Reserves

	Tax reserve	Retained losses
	$’000	$’000
Balance 2 January 2009	–	(58,274)
Net loss for the period	–	(13,745)
Balance at 1 January 2010	–	(72,019)
Net profit for the period	–	218,712
Current tax related to prior years taken directly to equity on share option gains	1,600	–
Balance at 31 December 2010	1,600	146,693

The movements on the other reserves are disclosed in note 29 to the consolidated financial statements.

52. Notes to the cash flow statement

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000
Net profit (loss)	218,712	(13,745)
Adjustments for:
Investment income	(321,763)	(1,607)
Other gains and losses	(356)
Finance costs	748	122
Income tax expense	(1,044)	757
Operating loss	(103,703)	(14,473)
Impairment of investment in subsidiary	75,995	–
Impairment of intercompany loan	25,319	–
Operating cash flows before movements in working capital	(2,389)	(14,473)
Decrease (increase) in receivables	41,685	(4,289)
Increase in payables	27,482	51,122
Cash generated by operations being net cash from operating activities	66,778	32,360

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with an original maturity of three months or less.

53. Financial instruments

Capital risk management

The Company manages its capital to ensure that a strong capital base is maintained to sustain the future growth and development of the Group.

The capital structure of the Company consists of debt in the form of contingent consideration disclosed in note 50, cash and cash equivalents, treasury deposits and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in note 51.

There are no externally imposed capital requirements on the Company.

124/125

53. Financial instruments (continued)

Categories of financial instruments

	31 December 2010	1 January 2010
	$’000	$’000
Financial assets
Available for sale	1,000	–
Loans and receivables (including cash and cash equivalents and treasury deposits)	183,421	213,425
Fair value through profit and loss (FVTPL)	37,978	–
	222,399	213,425
Financial liabilities
Amortised cost	48,607	279,368

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

If the US dollar had strengthened by 10 percent against GBP sterling, the Company’s:

•

Profit for the 52 week period ended 31 December 2010 would have increased by $6,307,000. Loss for the 52 week period ended 1 January 2010 would have decreased by $946,000. In both periods, this is mainly attributable to the Company’s exposure to foreign exchange movements on Sterling denominated monetary assets and liabilities;

•	there is no impact on other equity reserves (2009: $nil).

A 10 percent weakening of the US dollar against GBP sterling would have had the equal but opposite effect, on the basis that all the other variables remain constant.

In management’s opinion, this is a reasonably possible change in currency rates given current market conditions. This analysis assumes all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for 2009.

Interest rate risk management

The company has no significant direct exposures to fluctuations in interest rates other than those on interest bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those balances in the period was 0.26% (2009: 0.54%).

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

CSR plc Annual Report and Financial Statements 2010

Notes to the Company financial statements

continued

53. Financial instruments (continued)

Liquidity risk management (continued)

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

31 December 2010	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Amounts owed to subsidiary undertakings	–	–	–	–	48,607	48,607
	–	–	–	–	48,607	48,607

1 January 2010	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Amounts owed to subsidiary undertakings	–	–	–	–	279,340	279,340
	–	–	–	–	279,340	279,340

Management do not expect amounts owed to subsidiary undertakings to be repaid in the next operating cycle.

Fair value of financial instruments

Details of the methods of determining the fair values of the Company’s financial assets and financial liabilities are discussed in notes 48 and 49.

The carrying amounts of financial assets and liabilities recorded at amortised cost in the financial statements which approximates their fair values in the opinion of the Directors.

The following table provides an analysis of the financial assets, specifically money market funds and marketable debt instruments that are measured on a recurring basis, subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

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

31 December 2010	$’000	$’000	$’000	$’000
	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets at FVTPL
United States government fixed income debt securities	37,978	–	–	37,978
Available for sale financial assets
Shares in unquoted equity securities	–	–	1,000	1,000

The fair value of the unquoted equity shares can be accurately determined as management monitors the ongoing investment by oversight involvement in the investee and due to the recent nature of the purchase.

Reconciliation of Level 3 fair value measurements of financial assets:

$’000
Available for sale
Unquoted equities
Balance at 1 January 2010	–
Total gains and losses:
In profit or loss	–
In other comprehensive income	–
Purchases	1,000
Balance at 31 December 2010	1,000

126/127

54. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000
Cambridge Silicon Radio Limited
– Funding received from Cambridge Silicon Radio Limited	66,002	48,289
– Dividends paid from Cambridge Silicon Radio Limited	(300,000)	–
– Services received from Cambridge Silicon Radio Limited	2,733	2,814
– Interest charged on intercompany balance	532	722
CSR Employee Benefit Trust
– Exchange gains and loss	833	3,286
– Funding provided	303	–
– Impairment of intercompany loan	23,554	–
SiRF Technology, Inc.
– Funding provided	(399)	(1,002)
APT Licensing Limited
– Funding provided	(2,061)	–
– Forgiveness of intercompany loan	2,061	–

A dividend in specie of $21.4 million was received by the Company from Cambridge Silicon Radio in 2010, in respect of the US reorganisation (note 46).

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	31 December 2010	1 January 2010
	$’000	$’000
Cambridge Silicon Radio Limited	(48,607)	(279,340)
CSR Employee Benefit Trust	7,621	32,311
SiRF Technology, Inc.	1,401	1,002

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Five year summary

The following selected historical financial data should be read in conjunction with the “Business and Financial Review” and the consolidated financial statements and related notes included elsewhere in this Annual Report. The following selected historical financial data as of 31 December 2010 and 1 January 2010, and for the periods ended 31 December 2010, 1 January 2010, and 2 January 2009 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected historical financial data presented below as of 2 January 2009, 28 December 2007, and 29 December 2006 and for the periods ended 28 December 2007 and 29 December 2006, have been derived from the audited financial statements of the Group, which are not included herein. The selected historical financial data as of each date and for each period presented, are prepared and presented in accordance with IFRS. These historical results are not necessarily indicative of results to be expected in any future period.

	2010	2009	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000
Results
Turnover	800,608	601,399	694,865	848,622	704,695
Operating (loss) profit	(6,253)	(15,914)	(8,515)	150,098	148,995
(Loss) Profit before tax	(5,705)	(14,242)	(6,451)	155,599	154,397
Taxation	22,331	2,933	(488)	(42,795)	(43,200)
Profit (loss) for the financial year	16,626	(11,309)	(6,939)	112,804	111,197

Non-current assets	318,191	311,317	181,773	249,296	140,442
Net current assets	505,312	465,510	307,810	267,717	269,000
Non-current liabilities	(48,939)	(2,716)	(22,837)	(8,350)	(3,233)
Net assets	774,564	774,111	466,746	508,663	406,209
Authorised share capital (£’000)	350,000	350,000	185,000	185,000	185,000
Number of shares outstanding (number)	184,953,312	182,187,878	132,890,821	132,072,576	130,206,208

Key statistics	$	$	$	$	$
Earnings (loss) per share	0.09	(0.07)	(0.05)	0.86	0.86
Diluted earnings (loss) per share	0.09	(0.07)	(0.05)	0.83	0.82

128/129

Directors’ report — other information

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

CSR plc (the holding company) was incorporated and registered in England and Wales on 26 March 2001 with the name Cambridge Silicon Radio Holdings Limited (registered number 04187346), as a private company limited by shares under the Companies Act 1985. On 10 July 2001, CSR was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October 2002, CSR was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February 2004, it was re-registered as a public company limited by shares with the name CSR plc. CSR ordinary shares were admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange in March 2004 and CSR is a constituent of the FTSE 250 Index.

Beginning in 2005, we have sought to broaden our technological base and product range through a series of acquisitions, as follows:

•	In March 2005, we acquired Clarity Technologies, Inc. for $17.1 million, in cash.

•

In August 2005, we acquired the software business of UbiNetics (VPT) Limited for $48 million in cash. (In May 2008, as a result of an operational strategy assessment we decided to cease our ongoing investment in the UbiNetics protocol software development program, which had been acquired with the software business of UbiNetics in August 2005.)

•

In January 2007, we acquired NordNav Technologies AB for an initial consideration of $40 million, in cash. In 2008, we paid a further consideration of $17.5 million in cash; and up to an additional $17.5 million in cash may be payable subject to achievement of specified milestones. Through this acquisition, we acquired early-stage GPS technology and intellectual property to develop a software-based GPS solution.

•

In January 2007, we also acquired Cambridge Positioning Systems Limited for $35 million in cash. Through this acquisition, we acquired specialised location system technology to address solutions when GPS signals may be unavailable (e.g., indoors).

•

In June 2009, we merged with SiRF, for a consideration of $136 million satisfied by the issue of shares in CSR plc to holders of SiRF Common Stock, as at 26 June 2009, at a ratio of 0.741 of a CSR ordinary share for each SiRF Share. Through the merger, we acquired a leader in semiconductor-based GPS location platforms with strong hardware, software and system capabilities, as a further step towards building on our leading position in the Connectivity Centre.

•

In July 2010, we acquired APT Licensing Limited, a leading ultra-high quality codec developer, for an initial consideration of $4.25 million with a further $3 million consideration contingent on fulfillment of milestones. Through this acquisition, we acquired technical capability in audio codecs to further strengthen our presence in mobile and wireless audio streaming.

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

CSR’s marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate its products. This support is generally provided without charge to customers who have the potential to purchase large volumes of products.

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

Manufacturing and Assembly

CSR is a “fabless” semiconductor company. Because CSR uses independent fabrication facilities to manufacture its products, we subcontract wafer fabrication, assembly and test to Taiwan Semiconductor Manufacturing Company, (or TSMC), in Taiwan, IBM in the United States, Samsung in South Korea, STMicroelectronics in Italy and France, Advanced Semiconductor Engineering, (or ASE), in Taiwan, STATS ChipPAC Limited and (STATS) in Korea and

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Corporate and share information continued

Malaysia and also Global Uni Chip, a design foundary, to provide turnkey solutions for our system on chip, or SoC products. We do not have any long-term contracts with any of these third parties, and thus have no assurance as to their long-term availability or cost.

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

Raw Materials

CSR sources the manufacture of its silicon wafers, and sources the testing of wafers and packaging of its integrated circuits from various subcontractors named above, who have facilities spread across multiple locations, primarily in the Asia Pacific region. CSR also purchases flash memory from a sole supplier, Microchip, and certain other passive components from other suppliers. These passive components are standard components capable of being obtained through alternative sources, subject to the conduct of a product qualification process prior to adoption into manufacturing.

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

Intellectual Property

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of 31 December 2010, we had 726 patents granted worldwide. Of this total, CSR has 329 patents granted in the United States and 397 patents granted in other territories, with expiration dates ranging from 2015 to 2030, along with 287 pending patent applications in the United States and 524 pending patent applications in other territories. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provides significant competitive advantage. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe that the expiration or loss of a particular patent would materially harm our business.

CSR’s Bluetooth products use the Bluetooth trademark, which is owned by the Bluetooth SIG, or special interest group, a trade association of which CSR is a member. Any company incorporating Bluetooth wireless technology into products or services, or re-branding a product with Bluetooth technology, must become a member of the Bluetooth SIG. The Bluetooth trademark is licensed on a worldwide, royalty-free, non-exclusive, non-transferable, personal basis for use by companies that are incorporating qualified Bluetooth wireless technology into their products. CSR is a licensee of the Bluetooth trademark.

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 OWZ

Registered in England and Wales 4187346

www.csr.com

Advisors

Auditors	Deloitte LLP
Corporate brokers	JPMorgan Cazenove Limited, UBS
Solicitors	Slaughter and May
Bank	Lloyds TSB Bank plc
Share Information at 1 March 2011
Shares outstanding	176, 917, 987
Trading Symbol	CSR
Country of Registration	Great Britain
Market	London Stock Exchange
SEDOL	3414738
Registrar	Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

130/131

Directors’

report —

other

information

Corporate and share information continued

Capital Structure

Holding	Number of Shareholders	% age of total shareholders
1 – 1,000	620	43.00
1,001 – 5,000	361	25.03
5,001 – 10,000	112	7.77
10,001 – 50,000	154	10.68
50,001 – 100,000	55	3.81
100,001 – 250,000	46	3.19
Over 250,000	94	6.52
Total	1,442	100

Market Prices

The primary trading market for CSR ordinary shares is the London Stock Exchange, where CSR ordinary shares trade under the ticker symbol “CSR.L”. As of 31 December 2010, there were 177,808,312 CSR ordinary shares outstanding.

The following table shows the high and low market prices for CSR ordinary shares in pounds sterling for the five most recent full financial years, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

Year	High	CSR Ordinary Shares (pence) Low
2010	505.00	280.90
2009	508.00	157.25
2008	600.00	150.25
2007	905.00	548.00
2006	1,512.00	613.00

Quarter	High	CSR Ordinary Shares (pence) Low
Fourth Quarter 2010	356.80	309.60
Third Quarter 2010	414.70	280.90
Second Quarter 2010	472.00	363.90
First Quarter 2010	505.00	417.40
Fourth Quarter 2009	485.70	368.80
Third Quarter 2009	508.00	347.75
Second Quarter 2009	389.75	234.00
First Quarter 2009	260.25	157.25

Month	High	CSR Ordinary Shares (pence) Low
February 2011	447.00	380.50
January 2011	417.10	350.30
December 2010	356.80	317.00
November 2010	325.00	313.70
October 2010	347.40	309.60
September 2010	359.00	297.00

Commencing in September 2010, the company undertook a programme for the buy-back of its ordinary share. This is explained in more detail on page 18 of the Business Review. The table below summarises the shares acquired under the programme:

Issuer Purchases of Equity Securities Period	Start date	End date	Total Number of Shares Purchased	Average Price Paid per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
September 2010	16-Sep	30-Sep	3,020,000	349.0	not applicable	not applicable
October 2010	27-Oct	29-Oct	372,000	313.0	not applicable	not applicable
November 2010	1-Nov	29-Nov	3,223,000	320.4	not applicable	not applicable
December 2010	1-Dec	15-Dec	530,000	325.2	not applicable	not applicable

Exchange rates

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00.

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Corporate and share information continued

Year ended 31 December	Average	High	Low
2010	1.55	1.64	1.43
2009	1.57	1.70	1.38
2008	1.85	2.03	1.44
2007	2.00	2.11	1.92
2006	1.84	1.98	1.72

Month	High	Low
February 2011	1.63	1.59
January 2011	1.60	1.55
December 2010	1.58	1.53
November 2010	1.62	1.55
October 2010	1.60	1.56
September 2010	1.58	1.53

Major Shareholders

Information regarding our major shareholders is disclosed on page 67. None of the holders of CSR ordinary shares has voting rights that differ from those of other shareholders. As of 1 March 2011, there were 131 shareholders with a US address on the register of shareholders, representing approximately 0.17% of CSR’s outstanding share capital. Because many of our ordinary shares are held by brokers and nominees, the number of recorded shareholders in the US may not be representative of the number of US beneficial shareholders of our ordinary shares. CSR is not directly or indirectly owned or controlled by any government, person or other legal entity. There are no arrangements known to CSR that could result in a change of control of CSR.

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

Memorandum and Articles of Association

The following summarises certain provisions of the Company’s Memorandum and Articles of Association and applicable English law, as currently in effect. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Memorandum and Articles of Association, copies of which can be obtained from Companies House in the United Kingdom or by writing to the Company Secretary. Copies of the Company’s Memorandum and Articles of Association, as currently in force, are available from the U.S. Securities and Exchange Commission website at www.sec.gov.

Objects and purposes

CSR plc was incorporated and registered in England and Wales on 26 March, 2001 with the name Cambridge Silicon Radio Holdings Limited, as a private company limited by shares under the Companies Act 2006. On 10 July, 2001, CSR was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October, 2002, CSR was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February, 2004, it was re-registered as a public company limited by shares with the name CSR plc (registered number 04187346).

In accordance with the Companies Act 2006, the Company’s objects are unrestricted, as set out in clause 4 of the Company’s Memorandum of Association.

Directors

The business of the Company is conducted under the supervision of the Board.

132/133

Directors’

report —

other

information

Corporate and share information continued

Conflicts of interest

The Companies Act 2006 requires a director of a company who is in any way interested, directly or indirectly, in a contract or proposed contract with the Company to declare the nature and extent of his interest to the other directors of the Company. The Companies Act 2006 also requires that a director must avoid a situation where a director has, or could have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. It allows directors of public companies to authorise such conflicts where appropriate, if a company’s articles of association so permit. CSR’s Articles of Association provide that the Board may in specified circumstances authorise any matter that would otherwise involve a director breaching his duty under the Companies Act 2006 to avoid a conflict of interest. They also provide that, subject to authorisation of such conflict, a director may retain any benefit derived by reason of that interest.

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

Retirement

The Company’s Articles of Association state that a director shall retire from office and may offer himself for re-appointment when he has been appointed since the last annual general meeting, held office in the preceding two annual general meetings and did not retire at either of them or has been in office for a continuous period of nine years or more at the date of the meeting.

The UK Corporate Governance Code requires all directors of FTSE 350 companies to be subject to annual election by shareholders. Accordingly, all directors will be retiring at the AGM and offering themselves for re-election. This is explained in further detail in the AGM notice which is a separate document issued to shareholders.

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

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of CSR’s shares from a person with a 0.25% interest if such a person has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Act 2006.

The Board may, if authorised by an ordinary resolution, offer shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment must be forfeited and revert to CSR. CSR may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. In addition, CSR must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

Voting rights

Members will be entitled to vote at a general meeting or class meeting whether on a show of hands or a poll. Under the Companies Act 2006:

(a) on a show of hands every member who is present in person is entitled to one vote regardless of the number of shares he or she holds. Every proxy present who has been duly appointed by a shareholder entitled to vote on the resolution has one vote on a show of hands, unless the proxy is appointed by more than one shareholder in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more shareholders to vote for the resolution and by one or more shareholders to vote

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Corporate and share information continued

against the resolution. The Articles of Association provide that, where a proxy is given discretion as to how to vote on a show of hands, this will be treated as an instruction by the relevant member to vote in the way that the proxy decides to exercise that discretion; and

(b) on a poll every member has one vote per share held by him and he may vote in person or by one or more proxies. Where he appoints more than one proxy, the proxies appointed by him taken together shall not have more extensive voting rights than he could exercise in person.

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

Under the Articles of Association, no member is entitled to vote at any general meeting or class meeting in respect to any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Act 2006.

Rights to share in profits

Other than the provisions outlined above in relation to dividends that have been declared and the provisions below in relation to rights on a liquidation of CSR, shareholders have no rights to share in the profits of CSR.

Pre-emptive rights

Subject to the Companies Act 2006, any equity securities issued by CSR for cash must first be offered to CSR shareholders in proportion to their existing holdings of CSR ordinary shares.

The Companies Act 2006 and the listing rules made by the UK Listing Authority, or the listing rules, allow for the disapplication of pre-emption rights, which may be waived by a special resolution of CSR shareholders, either generally or specifically, for a maximum period not exceeding five years.

Liquidation rights

The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, if CSR is wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realise the assets of CSR and to distribute them to CSR’s creditors and, if there is a surplus, to CSR shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Redemption provisions

Subject to the provisions of the Companies Act 2006 and the listing rules, CSR may purchase or contract to purchase any of its ordinary shares on or off-market. CSR may only purchase its ordinary shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase.

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

134/135

Directors’

report —

other

information

Corporate and share information continued

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

General meetings

The Articles of Association rely on the Companies Act 2006 provisions dealing with the calling of general meetings. An annual general meeting of shareholders must be held once in every year within a period of six months beginning with the day following CSR’s accounting reference date. CSR’s Board may convene a general meeting of shareholders whenever they think fit or where they are requisitioned to do so by CSR shareholders in accordance with the Companies Act 2006.

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

In addition, the Companies Act 2006 provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company’s issued voting share capital to (1) confirm whether this is or is not the case, and (2) if this is the case, to give further information that the company requires relating to his interest or any other interest in the company’s shares of which he is aware.

The Articles of Association provide that if the holder of any shares or a person who appears to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, or makes a statement in response to the notice which is false or inadequate in a material particular, CSR may restrict the rights relating to the identified shares, following a restriction notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Board can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any right to the holder to receive any shares in lieu of dividend; and (ii) the Board can refuse to register a transfer of any of the identified shares which are certificated shares unless the Board is satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the Board is free to cancel it or exclude any shares from it at any time they think fit. In addition, it must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Articles of Association do not restrict in any way the provision of the legislation which apply to failures to comply with notices under the legislation.

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

CSR is required by the listing rules of the UK Listing Authority to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the Companies Act 2006, and of any person with an interest of 3% or more of its CSR ordinary shares.

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Corporate and share information continued

Persons discharging managerial responsibilities (“PDMRs”) (primarily directors and some senior executives), and their connected persons, must notify a public company such as CSR in writing of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. The notification must contain specified information, including the name of the person involved, the type of transaction, the date on which it occurred, and the price and volume of the transaction. The public company must notify a regulatory news service (which will make the information public) of any information notified to it in accordance with these provisions. The notification to a regulatory news service must be made as soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the company. The Board has recently reassessed which members of the Company’s executive should be regarded as PDMR’s for the purposes of the Disclosure and Transparency Rules. In light of developments in the business and reflecting existing roles and responsibilities, with effect from 1 January 2011, we regard as PDMR’s, in addition to the directors, all those who report to the CEO with executive responsibility for each of our three business units, and the General Counsel.

Differences from law in host country

With respect to the items described above, applicable UK law is not significantly different from applicable U.S. law.

Changes in share capital

CSR may by ordinary resolution increase, consolidate, or consolidate and then subdivide its shares or any of them. Subject to the Companies Act 2006, CSR, by resolution, may determine that, as between shares resulting from a subdivision, any of them may have a preference or advantage, or may be subject to restrictions as compared with the others. CSR may, by special resolution, reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by CSR or any other member of the Group that are considered material to its results or operations, other than the merger agreement with SiRF. On 9 February 2009, CSR entered into an agreement and plan of merger with SiRF Technology Holdings, Inc., pursuant to which a subsidiary of CSR was merged with and into SiRF, with SiRF as the surviving corporation. Under the merger agreement, CSR issued ordinary shares to SiRF shareholders with a total value of $281.5 million as of the date the acquisition was completed on 26 June 2009. This transaction is discussed further in the section entitled “Business and Financial Review” on page 5.

Exchange Controls

There are currently no foreign exchange control restrictions on CSR’s ability to pay dividends on its ordinary shares or on the conduct of its operations imposed by English law. There are currently no limitations on the right of non-residents or foreign owners to hold or vote CSR ordinary shares imposed by English law or CSR’s Articles of Association.

Taxation (US Holders)

US federal income tax matters

The following general discussion describes the material US federal income tax consequences of the ownership of ordinary shares that are generally applicable to US holders (as defined below). However, this discussion does not address all aspects of taxation that may be relevant to particular US holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In addition, this discussion does not address the tax treatment of special classes of US holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding ordinary shares as part of a hedging or conversion transaction or as part of a “straddle,” US expatriates, persons subject to the alternative minimum tax, and non-US holders. This discussion may not be applicable to holders who acquired ordinary shares pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion of US federal income tax matters does not give a detailed discussion of any state or local tax considerations or tax considerations with respect to any non-US jurisdiction. We urge you to consult your own tax advisor as to the specific tax consequences of the ownership of ordinary shares, including the applicable US federal, state, local and foreign tax consequences to you of the ownership of ordinary shares.

As used in this discussion of US federal income tax consequences, a “US holder” means a holder of ordinary shares who or that holds such stock as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust, or (iv) any person that is subject to US federal income tax on its worldwide income. As used herein, a “non-US holder” refers to any holder of ordinary shares (other than a partnership) who is not a “US holder.”

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

Passive Foreign Investment Company Rules

Special US federal income tax rules apply to US holders owning stock of a passive foreign investment company, or PFIC. A foreign corporation generally will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive

136/137

Directors’

report —

other

information

Corporate and share information continued

income). Based upon an analysis of CSR’s holdings during the taxable year ended 31 December 2010 of cash and liquid assets such as bank deposits and marketable securities (all of which are “passive” assets for these purposes) and CSR’s share price for such period (which affects the valuation of certain assets, including goodwill), CSR believes that it did not qualify as a PFIC for its taxable year ended 31 December, 2010. Moreover, based on current projections of CSR’s passive assets and expected share price, CSR believes that it will not qualify as a PFIC for its taxable year ending 30 December 2011. However, the determination of whether a company is a PFIC is highly factual, and will depend, among other things, upon CSR’s actual holdings of passive assets and share price during such period. Given CSR’s significant holdings of passive assets such as cash and marketable securities, if CSR’s share price were to decline for an extended time to levels comparable to its low point during August 2010, it is possible that CSR would be treated as a PFIC in a future taxable year. CSR will continue to monitor whether it qualifies as a PFIC, and will notify US holders of ordinary shares if it determines that it is a PFIC for a given taxable year.

If CSR were classified as a PFIC for any taxable year during which US holders hold ordinary shares, US holders would be subject to special, adverse rules unless, as described below, they make either a “QEF” election or a “mark-to-market” election with respect to their ordinary shares. Absent such elections, US holders’ gain from the sale or other disposition of ordinary shares and “excess distributions” received from CSR would be ordinary income. Such income would be taxed as if the gain or excess distribution had been realised ratably over the US holders’ holding period and would be increased by an interest charge with respect to underpayments of tax as if the ratable portion of the gain or excess distribution with respect to a given prior taxable year had been subject to tax in such year. An excess distribution generally would be any distribution to a US holder with respect to ordinary shares during a single taxable year that is greater than 125% of the average annual distributions received by such US holder with respect to ordinary shares during the three preceding taxable years or, if shorter, during his or her holding period with respect to the ordinary shares. For these purposes, gifts, exchanges pursuant to corporate reorganisations, and pledges of ordinary shares for use as a security for a loan may be treated as taxable dispositions.

US holders who make neither a mark-to-market election nor a QEF election will be required to file an IRS Form 8621 if they own ordinary shares in any year in which CSR is a PFIC and they receive a distribution from CSR or dispose of their CSR shares (and will also be required to file this form to make certain elections with respect to their CSR shares). In addition, under recently enacted legislation, each US shareholder of a PFIC is required to file such annual information as is specified by the US Treasury Department, which has not yet enacted regulations or other authority specifying what information must be filed.

Mark-to-Market Election

If ordinary shares are considered to be traded on a “qualified exchange or other market,” US holders would not be subject to the foregoing PFIC taxation rules if they make a “mark-to-market” election with respect to their ordinary shares. Although the determination of whether shares are traded on a “qualified exchange or other market” is factual and there is no specific authority that designates certain non-US exchanges as “qualified exchanges,” CSR expects that US holders of ordinary shares will be able to make this election because CSR’s shares are currently traded on the London Stock Exchange. However, no assurance can be provided in this regard. After making such an election, US holders generally would include as ordinary income in each year during which the election is in effect and during which CSR is a PFIC the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted basis in such ordinary shares. US holders also would be allowed to take an ordinary loss in respect of the excess, if any, of their adjusted basis in ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). US holders’ tax basis in ordinary shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years in which CSR is a PFIC unless the ordinary shares were not considered to be traded on a “qualified exchange or other market” or the IRS consented to the revocation of the election. For any year for which CSR is not a PFIC, the mark-to-market election is inoperative. US holders make the mark-to-market election on IRS Form 8621, which must be filed along with their tax return for the taxable year for which the election is to take effect on or before the due date for such return (including extensions). US holders who decide to make the mark-to-market election are advised to make the election for the first taxable year for which CSR is a PFIC. US holders must report income and loss with respect to the election for each year for which CSR is a PFIC on IRS Form 8621.

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

US holders may only make a QEF election if CSR provides them with the information needed to determine CSR’s ordinary earnings and net capital gains. If it is a PFIC, CSR will provide US holders with the information that is necessary in order to make a QEF election and to report their shares of ordinary earnings and net capital gains for each year for which CSR is a PFIC. CSR has had substantial taxable income in prior years, and may have taxable income in 2010 or any future year in which it is a PFIC. As CSR historically has not made cash distributions with respect to its stock, US holders may be taxed on significant “phantom” income if they make a QEF election. A US holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but any taxes deferred would be subject to an interest change. For any year for which CSR is not a PFIC, the QEF election would be inoperative. If US holders make a QEF election, they would generally recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares. The QEF election is made by each US holder, and can only be revoked with the consent of the IRS. US holders make the QEF election on IRS Form 8621, which must be filed along with their tax return for

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Corporate and share information continued

the first taxable year to which the election will apply on or before the due date for such return (including extensions). US holders who decide to make the QEF election are advised to make the election for the first taxable year for which CSR is a PFIC. A US holder also must file Form 8621 with the IRS for each subsequent year that the election is in effect.

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

Taxation of Capital Gains

Subject to the PFIC rules described above, upon a sale or other disposition of ordinary shares, a US holder will generally recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US holder’s tax basis, determined in US dollars, in the ordinary shares. Gain or loss recognised will be long-term capital gain or loss with respect to ordinary shares held for more than 12 months at the time of the sale or other disposition and any gain recognised generally will be income from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

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

In addition, for taxable years beginning after 18 March 2010, new legislation requires certain US holders who are individuals that hold certain foreign financial assets (which may include ordinary shares) to report information relating to such assets, subject to certain exceptions. US holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares.

UK tax matters

The following paragraphs summarise the material UK tax consequences for investors who are not resident in the UK for UK tax purposes (including US investors who are not resident in the UK for UK tax purposes) regarding ownership and disposal of CSR ordinary shares.

The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and what is understood to be HM Revenue & Customs (the UK tax authority) practice (which are both subject to change at any time, possibly with retrospective effect). They summarise certain limited aspects of the UK tax treatment of holders of CSR ordinary shares and apply only to the position of holders of CSR ordinary shares who for UK tax purposes are beneficial owners of their CSR ordinary shares, hold their CSR ordinary shares as an investment (and not as assets to be realised in the course of a trade) and are not

138/139

Directors’ report —

other

information

Corporate and share information continued

treated as having acquired their CSR ordinary shares by reason of their or another’s employment. The following paragraphs do not apply to individuals or companies that hold, directly or indirectly, 10% or more of the voting power in CSR. Holders of CSR ordinary shares who are in any doubt as to their taxation position should consult an appropriate professional adviser immediately.

Taxation of Dividends

Under current UK taxation legislation, no tax will be withheld by CSR from cash dividend payments. Holders of CSR ordinary shares who are resident outside the UK will generally not receive any payment from HM Revenue & Customs in respect of any tax credit on dividends paid by CSR.

Holders of CSR ordinary shares who are not resident, or, in the case of individuals, ordinarily resident, in the UK and who do not carry on a trade, profession, or vocation in the UK through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired will not generally be liable to pay any UK tax in respect of any dividends received on their CSR ordinary shares. Holders of CSR ordinary shares who are resident or, in the case of individuals, ordinarily resident, in the UK or who carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired are encouraged to consult appropriate professional advisers.

In a change to previous policy, it is proposed that a dividend be paid in respect of the 52 weeks ended 31 December 2010 (2009: nil). The Board believes that an appropriate final dividend in respect of 2010 would be $0.065 (£0.04) per share, being 2/3 of a notional $0.098 (£0.06) per share full year dividend. The dividend is payable following approval by the Company’s shareholders at the AGM to be held in May 2011.

Taxation of Capital Gains

A holder of CSR ordinary shares who is not resident, or, in the case of an individual, ordinarily resident, in the UK will not ordinarily be liable for UK tax on capital gains realised on the disposal of CSR ordinary shares, unless, at the time of the disposal, he or she carries on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual shareholder) or a permanent establishment (in the case of a corporate shareholder) and those CSR ordinary shares are, or have been, used, held or acquired for the purposes of that trade, profession or vocation or branch or agency or permanent establishment (as the case may be).

A holder of CSR ordinary shares who is an individual and who is temporarily resident outside the UK, may be liable on his return to the UK to taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or UK stamp duty reserve tax (“UK SDRT”) will generally be payable on the issue of CSR ordinary shares.

Subject to the paragraph below, where CSR ordinary shares are issued or transferred (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services (a “Clearance Service”) or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (a “Depositary Receipt System”), UK stamp duty or UK SDRT will generally be payable at the rate of 1.5% of the consideration paid (rounded up to the nearest multiple of £5 in the case of UK stamp duty). The UK stamp duty or UK SDRT will generally be paid by the Clearance Service or the Depositary Receipt System, as the case may be, but will, in practice, generally be reimbursed. A Clearance Service can elect under section 97A of the Finance Act 1986 (“Section 97A”), provided certain conditions are satisfied, for the normal rate of UK stamp duty or UK SDRT (generally no charge on issue and a charge at 0.5% of the amount or value of the consideration paid, rounded up to the nearest £5 in the case of UK stamp duty, on transfer) to apply to issues or transfers of CSR ordinary shares into, and transactions within, such Clearance Service instead of the higher rate of 1.5% generally applying to an issue or transfer of CSR ordinary shares into the Clearance Service and the ability to transfer CSR ordinary shares while in the Clearance Service without there being UK stamp duty or UK SDRT.

Following a recent decision of the European Court of Justice, HM Revenue & Customs have announced that they will not seek to apply the 1.5% UK SDRT charge where new shares are first issued into an EU Clearance Service or an EU Depositary Receipt System. In light of that announcement, it would seem that, in the view of HM Revenue & Customs, the 1.5% UK stamp duty or UK SDRT charge will continue to apply to the transfer of existing shares to Clearance Services or Depositary Receipt Systems, in each case whether or not in the EU and that the 1.5% UK SDRT charge will continue to apply to the issue of new shares to non-EU Clearance Services or non-EU Depositary Receipt Systems. However, a charge to UK SDRT at 1.5% on the issue of new shares to a non-EU Clearance Service or a non-EU Depositary Receipt System is arguably not consistent with the aforementioned decision of the European Court of Justice.

No UK stamp duty or UK SDRT will generally be payable on the issue of CSR ordinary shares into CREST (the London Stock Exchange’s paperless trading system), but, subject to the paragraph above, UK SDRT will be payable to the extent that the CSR ordinary shares are issued to, or into the CREST account of, a Clearance Service or a nominee or agent for a Clearance Service which has not made an election in relation to the CSR ordinary shares under Section 97A or to, or into the CREST account of, a Depositary Receipt System or a nominee or agent for a Depositary Receipt System. The UK stamp duty or UK SDRT will generally be paid by the Clearance Service or the Depositary Receipt System, as the case may be, but will, in practice, generally be reimbursed.

Subject to an exemption for certain low value transactions, the transfer on sale of CSR ordinary shares in certificated form, or a right to such shares, will generally give rise to a liability, usually met by the purchaser, to ad valorem UK stamp duty at the rate of 0.5% (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. An agreement to transfer such shares, or a right to such shares, which is or becomes unconditional will generally give rise to UK SDRT at the rate of 0.5% of the amount or value of the consideration paid, such UK SDRT generally being payable by the transferee or purchaser. The liability to UK SDRT will generally be cancelled or any UK SDRT paid will be refunded if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or, if the agreement was conditional, the date when the agreement became unconditional.

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

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Corporate and share information continued

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

Risks related to owning CSR ordinary shares

The following risk factors have been identified in connection with a US investor holding ordinary shares in CSR plc.

As we do not currently intend to list our ordinary shares on any U.S. national securities exchange or create a sponsored ADR program, a U.S. trading market for our ordinary shares may not develop.

As we do not currently list our ordinary shares on any U.S. securities exchange, or have a sponsored American Depositary Receipt program for our ordinary shares a U.S. trading market for our ordinary shares may not develop. Furthermore, it may be time-consuming and expensive for U.S. holders of our ordinary shares to dispose of their ordinary shares.

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

As a company domiciled outside of the United States with substantial cash assets, there is an ongoing risk that the Company may be treated as a passive foreign investment company (often referred to as a “PFIC”) for U.S. federal income tax purposes depending on the ratio of our share price (which affects the valuation of certain assets including goodwill) to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-U.S. corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended in December 2009, but if we were to be classified as a PFIC for any future taxable year, holders of CSR ordinary shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.

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

Because CSR is a public limited company incorporated under the laws of England and Wales, your rights as a shareholder will be governed by English law and by CSR’s Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in companies in other jurisdictions. For further information with respect to our ordinary shares, see “Memorandum and Articles of Association.”

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

140/141

Directors’ report —

other

information

Corporate and share information continued

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

Property

CSR’s corporate headquarters is located on the Cambridge Business Park, Cambridge, Cambridgeshire, England, where it occupies approximately 51,000 square feet under a lease expiring in September 2014. CSR also leases property in the following areas, which serve as its research and development, sales and customer support and administration offices:

Location	Sq. feet	Lease Expiration	Purpose
Churchill House, Cambridge, England	51,000	September 2014	R&D
St John’s House, Cambridge, England	33,100	September 2016	Sales and administration
Unit 400, Cambridge, England	24,100	September 2016	17,151 sq ft sublet
Phoenix, Arizona, 85044 USA	26,300	September 2012	Engineering and product development
Richardson, Texas 75080 USA	18,828	May 2011	Sales and administration
San Jose, California, USA	48,000	November 30, 2013	Engineering and product development and sales
Santa Ana, California, USA	12,643	December 2012	Engineering and product development
Cedar Rapids, Iowa, USA	7,400	April 2013	Engineering and product development
Stockholm, Sweden	5,167	September 2011	R&D and administration
Bangalore, India	26,516	May 2012	R&D and administration
Noida, India(1)	9,200	March 2014	Engineering and product development
Shanghai, China	44,447	Aug 2012	Engineering and product development
Chungli City, Taiwan	4,340	March 2011	Operations
Sophia Antipolis, France	10,140	February 2017	R&D
(1)	We may terminate this lease upon six months notice.

CSR plc Annual Report and Financial Statements 2010

Directors’

report — other information

CSR’s

Worldwide

Offices

Location	Address	Telephone	Fax
China – Beijing	Room#1829, 18F, China Merchants Tower, No. 118, Jian Guo Road, Chao Yang District, Beijing, China	+86 10 587 956 70	+86 10 587 956 18
China – Shanghai	34th floor, No 28 Xin Jinqiao Road, Pudong, Shanghai, 201206 China	+86 21 2898 1600	+86 21 3382 1173
China – Shenzhen	Rm 1202 Tower II Kerry Plaza No 1 Zhongxin 4 Road, Futian, Shenzhen, Guangdong 514048 China	+86 755 2151 6000	+86 755 2151 6019
Denmark – Aalborg	Novi Science Park, Niels Jernes Vej 10, 9220 Aalborg East, Denmark	+45 99 324 100	+45 99 324 101
France – Sophia Antipolis	Les 2 Arcs, Bat. B, Etage 4, 1800 Route des Cretes, Sophia Antipolis, 06560 Valbonne France	+33 489 737000	+33 489 737001
India – Bangalore	11th Floor, Tower C, IBC Knowledge Park, #4/1 Bannerghatta Main Road, Bangalore, 560 029 India	+91 80 2518 3000	+91 80 2518 3001
India – Noida	A 1-A, Sector 16, Noida, 201301 India	+91 120 469 6000	+91 120 251 0584
Japan – Tokyo	Kojimachi KS Square 9F, 5-3-3 Kojimachi, Chiyoda-ku,Tokyo, 102-0083 Japan	+81 3 5276 2911	+81 3 5276 2915
Korea – Gumi	3rd Floor, Shinwon Building, 275-26 Hwangsang-Dong, Gumi-Si, Gyungsangbuk-Do 730928, S Korea	+82 54 476 8677	+82 54 476 8680
Korea – Seoul	15th Floor West Wing POSCO Centre, 892 Daichi-Dong, Gangnam-Gu Seoul, 135-777 S Korea	+82 2 6444 2000	+82 2 3444 2001
Singapore	101 Thomson Road #08-06, United Square, Singapore 307591	+65 682 70666	no fax
Sweden – Stockholm	Stadsgarden 10, 116 45 Stockholm, Sweden	+46 8 39 00 00	+46 8 412 47 40
Taiwan – Chungli	11th Floor, No 142 and No 146, Jhongshan Road, Chungli City, Taoyuan County 32041, Taiwan	+886 3 4267000	+886 3 4267001
Taiwan – Taipei	11th Floor No 407 Ruey Kuang Road, Neihu, Taipei 11492, Taiwan	+886 2 2650 2000	+886 2 2650 2099
UK – Belfast	Unit 2 (Ground Floor South), The Legacy Building, Northern Ireland Science Park, Queen’s Road, Queen’s Island, Belfast BT3 9DT, UK	+44 2890 463140	+44 2890 463141
UK – Cambridge	Churchill House, Cambridge Business Park, Cowley Rd Cambridge, CB4 OWZ, England.	+44 1223 692000	+44 1223 692001
UK – Cambridge	St John’s House, St. John’s Innovation Park, Cowley Road, Cambridge, CB4 0ZT, England.	+44 1223 692000	+44 1223 692001
USA – Cedar Rapids	5021 Duffy Drive NE Cedar Rapids, Iowa, 52402 USA	+1 408 407 0410	+1 319 294 1895
USA – Detroit	1740 Opdyke Court Auburn Hills Detroit, Michigan, 48326 USA	+1 248 409 1400	+1 248 409 1401
USA – Phoenix	4940 East Beverly Road Phoenix, Arizona, 85044 USA	+1 602 343 2600	+1 602 343 2611
USA – Richardson	2425 North Central Expressway, Suite 1000, Richardson, Texas 75080 USA	+1 408 467 0410	+1(972) 231 1440
USA – San Jose	217 Devcon Drive, San Jose, California, 95112 USA	+1 408 467 0410	+1 408 467 0420
USA – Santa Ana	1231 East Dyer Road, Suite 200 Santa Ana, California, 92705 USA	+1 714 435 4900	+1 714 435 4993

142/143

Directors’ report — other information

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

CMOS: Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration chip: short for a microchip; semiconductor device or integrated circuit co-exist/co-existence: means the ability of two systems to operate in parallel without interfering with the other connectivity: enabling two electronic devices to communicate with each other and transfer data (voice/audio/ music/picture/word files) using radio waves

Connectivity Centre: a term first promulgated by CSR in its application to wireless connectivity solutions; the Connectivity Centre brings together many aspects of short range wireless connectivity products with excellent co-existence capable of operating concurrently without degradation in optimum performance of each of the individual functions

CSP: Chip-Scale Package: a semiconductor package which is as small as the semiconductor chip and is used for small form factor applications such as mobile phones, PDAs and wireless devices design win: CSR records a design win when a product using one of its ICs becomes qualified die: another word for chip: often used to refer to the “chips” whilst they are still an integral part of the silicon “wafer” or where they have been cut from the “wafer” but are, as yet, unpackaged digital: the representation of data by a series of bits or discrete values such as 0s and 1s

EGPS: enhanced GPS: as the name suggests an enhancement to GPS whereby measurements are made by the GPS receiver on the signals received from the mobile phone network which allow both fine time and frequency assistance to the GPS receiver. This further accelerates acquisition of a fix, as well as allowing, when GPS signals are unavailable, fall-back to a fix made solely from the measurements made on the cellular network (see also “GPS”)

ERP System: Enterprise Resource Planning System is a company wide computer software system used to manage and co-ordinate internal and external resources. The system facilitates the flow and management of information to improve data sharing and decision making using a computer network

FM or FM Radio: is a radio wave broadcast technology that conveys sound – voice and music – using a carrier wave which varies its frequency during transmission, producing high quality audio clarity and tone fabless: short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of IC’s is subcontracted to a foundry fabless semiconductor company: company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly feature phone: a mobile phone which has added functionality over and above a base model designed specifically to meet the requirements of a particular market segment. Typically these “features” can include a digital camera, Bluetooth connectivity, FM radio or MP3 player. These phones are intended to occupy the mid-market segment firmware: software which interfaces with and typically configures and manages the hardware in a system flash memory: electronic memory where the contents (usually an applications programme) may be programmed prior to use and which retains its contents irrespective of applied power

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Glossary continued

foundry: a semiconductor manufacturing site that makes integrated circuits

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

PC: personal computer

PDA: personal digital assistant: a pocket-sized personal computer

Personal Navigation Device or PND: is a portable electronic product which combines a positioning capability (such as GPS) and navigation functions and enables the user to find out where they are located and get directions to move from one place to another package: the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates playback: the characteristic of a device to be able to play selected music or video tracks which are stored on that device product qualification: the approval of a product or process for use by an ODM or OEM protocol: a method by which two dissimilar systems can communicate

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

Smartphone: a generic name for a voice centric mobile phone that also offers advanced capabilities often using a computer like operating system to enable PC functionality

144/145

Directors’ report — other information

Glossary continued

stereo headset: a mobile headset which connects to a mobile phone, PDA, MP3 player or other device using Bluetooth and sits on both ears of the user

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

UWB: Ultra WideBand

urban canyon: is a built up urban environment similar to a natural canyon which interrupts radio signals. It is caused by streets cutting through dense blocks of structures, especially skyscrapers or other tall buildings

VAM: value added manufacturers or sometimes, value added manufacturing where the value of gross output is greater than the value of intermediate inputs used in production

Wi-Fi: Wi-Fi short for “wireless fidelity” (also known as IEEE 802.1 1a/b/g) is an 1155 Mbs raw radio bit rate data centric wireless communication standard typically associated with wireless computer networks at home and in the office and public spaces wafer: a disc made of a semiconducting material such as silicon, usually between 150mm (6’) and 300mm (12’) in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

WLCSP: Wafer Level Chip Scale Packaging: the technology of packaging a chip at the wafer level instead of the traditional process of assembling the package after the wafer has been diced into individual chips (see CSP)

yield: when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer

CSR plc Annual Report and Financial Statements 2010

Directors’

report — other information

Form 20-F cross reference guide

US Items

The table below sets out the location in this document of the information required by Form 20-F under the rules and regulations of the United States Securities and Exchange Commission. This Annual Report on Form 20-F for the fiscal year ended 31 December 2010 has not been approved or disapproved by the SEC nor has the SEC passed judgment upon the adequacy or accuracy of this Annual Report on Form 20-F.

No other information in this document is included in the Form 20-F or incorporated by reference into any filing by the Company under the Securities Act.

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
3A	Selected financial data	Five year summary	128
3B	Capitalisation and indebtedness	Not applicable	–
3C	Reasons for the offer and use of proceeds	Not applicable	–
3D	Risk factors	Risk Factors	34
4	Information on the Company
4A	History and development of the company	Business and Financial Review	5
		Business and Financial Review – Capital Expenditure	18
		Notes to the Consolidated Financial Statements – Note 18: Property, Plant and Equipment	96
		Notes to the Consolidated Financial Statements – Note 39: Acquisition of subsidiary	115
		Corporate and Share Information – History and Development	129
		Corporate and Share Information – Agent in the United States	132
4B	Business overview	Business and Financial Review – Introduction	5
		Business and Financial Review – Market Overview	8
		Corporate and Share Information – Seasonality	130
		Corporate and Share Information – Raw Materials	130
		Corporate and Share Information – Intellectual Property	130
		Corporate and Share Information – Governmental Regulation	130
4C	Organisational structure	Notes to the Company Financial Statements – Note 46: Subsidiaries	122
		Notes to the Consolidated Financial Statements – Note 1: General Information	77
4D	Property, plant and equipment	Business and Financial Review – Financial Position	16
		Business and Financial Review – Social Responsibility	25
		Notes to the Consolidated Financial Statements – Note 18: Property, Plant and Equipment	96
		Corporate and Share Information – Property	141
4A	Unresolved staff comments	Not applicable	–
5	Operating and financial review and prospects
5A	Operating results	Business and Financial Review	5
5B	Liquidity and capital resources	Business and Financial Review – Liquidity and Capital Resources	17
		Other Statutory Information – Going Concern	67
		Business and Financial Review – Contractual Obligations and Commitments	20
		Notes to the Consolidated Financial Statements – Note 30: Notes to the Cash Flow Statement	105
		Notes to the Consolidated Financial Statements – Note 37: Financial Instruments	111
5C	Research and development, patents. Technology and resources and licences, etc	Business and Financial Review – Research and development	13
		Notes to the Consolidated Financial Statements – Note 7: Profit (loss) for the period	90
		Notes to the Consolidated Financial Statements – Note 17: Other Intangible Assets	95
		Corporate and Share Information – Intellectual Property	130

146/147

Directors’

report —

other

information

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in 2010 document	Page
5D	Trend information	Business and Financial Review	5
5E	Off-balance sheet arrangements	Business and Financial Review – Off-Balance Sheet Arrangements	20
		Notes to the Consolidated Financial Statements – Note 24: Obligations Under Finance Leases	100
		Notes to the Consolidated Financial Statements – Note 32: Operating Lease Arrangements	106
5F	Tabular disclosure of contractual obligations	Business and Financial Review – Contractual Obligations and Commitments	20
5G	Safe Harbour	Cautionary Note Regarding Forward Looking Statements	149
6	Directors, senior management and employees
6A	Directors and senior management	Board of Directors	42
6B	Compensation	Remuneration Report[1]	53
		Notes to the Consolidated Financial Statements – Note 38: Related Party Transactions	114
6C	Board practices	Board of Directors	42
		Corporate Governance	44
		Remuneration Report[1]	53
6D	Employees	Business and Financial Review – Workplace	26
		Notes to the Consolidated Financial Statements – Note 9: Staff Costs	91
6E	Share ownership	Remuneration Report[1]	53
		Other Statutory Information – Directors’ interests in shares	66
		Notes to the Consolidated Financial Statements – Note 35: Share-Based Payments	107
7	Major shareholders and related party transactions
7A	Major shareholders	Other Statutory Information – Substantial Shareholdings	67
		Corporate and Share Information – Major Shareholders	132
7B	Related party transactions	Notes to the Consolidated Financial Statements – Note 38: Related Party Transactions	114
7C	Interests of experts and counsel	Not applicable	–
8	Financial information
8A	Consolidated statements and other financial	Business and Financial Review – Dividend Policy	20
		Report of the Independent Registered Public Accounting Firm[2]	Exhibit 17
		Consolidated Financial Statements	70
		Notes to the Consolidated Financial Statements – Note 31: Contingent Liabilities	105
8B	Significant changes	Business and Financial Review – Significant Changes	21
9	The offer and listing
9A	Offer and listing details	Corporate and Share Information – Market Prices	131
9B	Plan of distribution	Not applicable	–
9C	Markets	Corporate and Share Information – History and Development	129
9D	Selling shareholders	Not applicable	–
9E	Dilution	Not applicable	–
9F	Expenses of the issue	Not applicable	–
10	Additional information
10A	Share capital	Not applicable	–
10B	Memorandum and articles of association	Corporate and Share Information – Memorandum and Articles of Association	132
10C	Material contracts	Corporate and Share Information – Material Contracts	136
10D	Exchange controls	Corporate and Share Information – Exchange Controls	136
10E	Taxation	Corporate and Share Information – Taxation (US Holders)	136
10F	Dividends and paying agents	Not applicable	–
10G	Statement by experts	Not applicable	–
10H	Documents on display	Corporate and Share Information – Documents on Display	132
10I	Subsidiary information	Not applicable	–

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in 2010 document	Page
11	Quantitative and qualitative disclosures about market risk	Notes to the Consolidated Financial Statements – Note 37: Financial Instruments	111
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies about market risk	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Corporate Governance – Controls and procedures under the Sarbanes-Oxley Act	52
		Management’s Annual Report on Internal Control Over Financial Reporting	Exhibit 16
		Attestation Report of the Independent Registered Public Accounting Firm	Exhibit 18
16A	Audit committee financial expert	Corporate Governance – Audit Committee	48
16B	Code of ethics	Corporate Governance – Executive Ethics Policy	45
16C	Principal accountant fees and services	Corporate Governance – Interaction with the External Auditors	49
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Corporate and Share Information – Market Prices	131
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Report of Independent Registered Public Accounting Firm[2]
		Consolidated Financial Statements[3] [4]
19	Exhibits	Filed with the SEC	–
1	An analysis of the remuneration, interests in ordinary shares and options over ordinary shares of each of the Directors is presented in the Remuneration Report. For the purposes of Form 20-F, the sections of the Remuneration Report that are marked as “audited” are not required to be audited in accordance with PCAOB standards and are not considered to be audited in the Form 20-F.
2	Filed with the SEC as Exhibit 17.
3	For the purposes of the Form 20-F, the Independent Auditors’ Report to the Members of CSR plc on pages 68 and 69 of this Annual Report is not considered to be filed with the SEC.
4	The Company financial statements and the notes relating thereto (other than note 46) on pages 117 to 127 should not be considered to form part of the Annual Report on Form 20-F.

148/149

Directors’ report — other information

Cautionary note regarding

forward

looking

statements

This Annual Report does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any CSR plc shares.

This Annual Report contains statements that are “forward looking statements” in relation to the future financial and operating performance and outlook of CSR. These forward looking statements are made in reliance on the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, “plans”, “should”, “may” and other similar expressions, and include statements relating to, among other things, expected growth in 2011 and beyond, expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR. Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated;

•	a continuing or worsening economic downturn, which could reduce demand for consumer products;

•	risks relating to forecasting consumer demand for and the relevance, and market acceptance, of CSR’s products and the products that use CSR’s products;

•	risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model;

•	declines in the average selling prices of CSR’s products;

•	risks associated with existing or future litigation;

•	costs associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products;

•	errors or failures in the hardware or software components of CSR’s products;

•	cancellation of existing orders or the failure to secure new orders;

•	risks associated with acquiring and protecting intellectual property and other commercially sensitive information;

•	the cyclicality of the semiconductor industry;

•

the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors;

•	CSR’s ability to manage past and future acquisitions;

•	CSR’s ability to attract and retain key personnel, including engineers and technical personnel;

•	the difficulty in predicting future results; and

•	other risks and uncertainties discussed elsewhere in this Annual Report, including, without limitation, under the heading “Risk Factors” on pages 34 to 41.

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

CSR plc Annual Report and Financial Statements 2010

Corporate Headquarters
CSR plc

T+44 1223 692000
F+44 1223 692001

www.csr.com

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CSR plc
(Registrant)

By:

/s/ Joep van Beurden
Name:	Joep van Beurden
Title:	Chief Executive Officer

/s/ Dwight Daniel Willard Gardiner
Name:	Dwight Daniel Willard Gardiner
Title:	Chief Financial Officer

Index to the Exhibits

Exhibit No	Description
1.1	Memorandum of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)
1.2	Articles of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011
4.1	XAP Technology Licence and XAP2 Development Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.2	Know-How and IPR Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.3	Lease dated September 17, 2001, by and between CSR and Trinity College Cambridge (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.4	Lease dated September 29, 2004, by and between CSR and The Crown Estates (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.5	Agreement and Plan of Merger, dated as of February 9, 2009, by and among SiRF Technology Holdings, Inc., Shannon Acquisition Sub, Inc., and CSR plc (incorporated by reference to Appendix C to the proxy statement/prospectus included in the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.6	Agreement and Plan of Merger, dated as of February 20, 2011, by and among CSR plc, Zeiss Merger Sub, Inc. and Zoran Corporation
8	List of subsidiaries of CSR plc (incorporated by reference to Note 46 to the Consolidated Financial Statements of CSR plc included in this Annual Report on Form 20-F)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1	Consent of Independent Registered Public Accounting Firm
16	Management’s Annual Report on Internal Control over Financial Reporting
17	Report of Independent Registered Public Accounting Firm
18	Attestation Report of the Independent Registered Public Accounting Firm

CSR plc Annual Report and Financial Statements 2010