Form 20-F/A
period 2010-12-31
CSR PLC
filed 2011-06-23
CIK 1368358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Preliminary Note

Events occurring subsequent to the approval of the Company’s 2010 Annual Report to its shareholders by its Board of Directors on 8 February 2011

In response to comments from the Staff of the SEC, we have amended our Form 20-F, as reflected in this Form 20-F/A, to include in the body of this Form 20-F/A the reports previously filed as Exhibits 16, 17 and 18, to remove certain parent company financial information that is not required by Form 20-F and to update certain disclosures for developments occurring after March 16, 2011, the date of the original filing of our Form 20-F.

Amended and Restated Agreement and Plan of Merger

On 21 February 2011, CSR announced its entry into an Agreement and Plan of Merger with Zoran Corporation (“Zoran”). Subsequently, on 17 June 2011, CSR announced that it and Zoran had entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Acquisition Agreement”) that provides for revised terms for the acquisition (the “Acquisition”). Under the revised terms, it is proposed that Zoran shareholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares (each American Depositary Share representing four ordinary shares) for each share of Zoran common stock held.

Completion of the Acquisition is expected in the third quarter of 2011 and is subject to the approval of CSR and Zoran shareholders and other customary closing conditions.

For a more detailed description of the Acquisition, please see CSR’s current report on Form 6-K furnished to the US Securities and Exchange Commission on 17 June 2011. This Form 6-K is not incorporated by reference in this Annual Report. The Amended Acquisition Agreement is filed as Exhibit 4.7 to this Annual Report on Form 20-F/A.

Share Buy-back

On 21 February 2011, CSR announced that it intended to return up to US$240 million over the next twelve months to shareholders via an on-market share buy-back programme (the “Share Buy-back Programme”). The Share Buy-back Programme replaced the US$50 million programme announced on 13 September 2010, under which approximately US$37.5 million had been spent on the buy-back of CSR shares on the London Stock Exchange prior to entering our close period on 1 January 2011. As described above, on 17 June 2011, CSR announced that it and Zoran had entered into the Amended Acquisition Agreement pursuant to which approximately $313 million of the acquisition consideration will be paid in cash. As a result of this use of cash, CSR no longer intends to proceed with the Share Buy-back Programme.

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

Directors’ report
01	Chairman’s statement
03	Chief Executive’s review
05	Business and financial review
34	Risk factors
42	Board of Directors
44	Corporate governance
53	Remuneration report
64	Other statutory information
68	Management’s Annual Report on Internal Control over Financial Reporting
68	Attestation Report of Independent Registered Public Accounting Firm

Financial statements
69	Report of Independent Registered Public Accounting Firm
70	Consolidated income statement
71	Consolidated statement of comprehensive income
72	Consolidated balance sheet
73	Consolidated statement of changes in equity
76	Consolidated cash flow statement
77	Notes to the consolidated financial statements
117– 127	Intentionally omitted

Director’s report – other information
128	Five year summary
129	Directors’ report – Corporate and share information
142	CSR’s worldwide offices
143	Glossary of industry terms
146	Form 20-F cross reference guide
149	Cautionary note regarding forward looking statements

This is the Annual Report on Form 20-F/A of CSR plc for the 52 week period ended 31 December 2010 in accordance with the requirements of the US Securities and Exchange Commission, referred to herein as the “Annual Report”. Cross references to the itemized headings of the Form 20-F are included on page 146.

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

After obtaining shareholder approval at the Annual General Meeting held on 18 May 2011, the dividend was paid on 3 June 2011 to shareholders of record on 13 May 2011. The dividend was paid in sterling and holders of ordinary shares received £0.04 per ordinary share.

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

The limited power granted to the directors at the 2010 Annual General Meeting to allot equity shares for cash other than pro-rata to existing shareholders expired on the conclusion of this year’s Annual General Meeting to be held on 18 May 2011. Subject to renewal of the Section 551 Authority, the directors recommended (Resolution 18 in the Notice of Meeting) that this authority also be renewed so as to give the directors the ability (until the earlier of 18 August 2012, or the conclusion of the Annual General Meeting to be held in 2012) to issue equity shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary shares issued at 9 March 2011. The directors have no present intention to issue equity shares for cash other than pursuant to the Company’s employee share schemes.

The directors recommended that the Company’s shareholders vote in favour of Resolutions 17 and 18 to maintain the Company’s flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise, and such Resolutions were approved by the shareholders.

A Special Resolution was approved (Resolution 19 in the Notice of Meeting) renewing the directors’ limited authority to repurchase ordinary shares in the market. This authority is limited to a maximum of 17,599,800 ordinary shares (representing 10% of the Company’s issued share capital as at the latest practicable date) and also sets the minimum and maximum prices which may be paid.

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

Notice required for shareholder meetings

The Shareholders Rights Directive was implemented in the UK by the Companies (Shareholders’ Rights) Regulations 2009 on 3 August 2009. The Regulations implementing this Directive increase the notice period for general meetings of the Company to 21 days, unless shareholders agree to a shorter notice period. On the basis of a resolution passed at the 2010 Annual General Meeting, the Company is currently able to call general meetings (other than an annual general meeting) on 14 days’ notice. The Company would like to preserve this ability and Resolution 20 sought such approval. The approval is effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed. In accordance with the Directive, the Company will offer an electronic voting facility for a general meeting called on 14 days’ notice.

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

Brett Gladden,

Company Secretary

8 February 2011

CSR plc Annual Report and Financial Statements 2010

Management’s Annual Report on Internal Control Over Financial Reporting

The management of CSR plc is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for CSR plc. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as at 31 December 2010 (the end of the current fiscal year). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as at 31 December 2010 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Deloitte LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Date: 8 February 2011

/s/ Joep van Beurden

Name:	Joep van Beurden
Title:	Chief Executive Officer

/s/ Will Gardiner

Name:	Will Gardiner
Title:	Chief Financial Officer

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CSR plc

We have audited the internal control over financial reporting of CSR plc and subsidiaries (“the Company”) as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements at and for the 52 week period ended 31 December 2010 of the Company and our report dated 8 February 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom

8 February 2011

68/69

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CSR plc

We have audited the accompanying consolidated balance sheets of CSR plc and subsidiaries (“the Company”) at 31 December 2010 and 1 January 2010 and the related consolidated income statement, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the 52 week periods ended 31 December 2010 and 1 January 2010 and the 53 week period ended 2 January 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CSR plc and subsidiaries at 31 December 2010 and 1 January 2010 and the results of their operations and their cash flows for each of the 52 week periods ended 31 December 2010 and 1 January 2010 and the 53 week period ended 2 January 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 8 February 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

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

116/117

Pages 117-127

Intentionally Omitted

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

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
3A	Selected financial data	Five year summary	128
3B	Capitalisation and indebtedness	Not applicable	–
3C	Reasons for the offer and use of proceeds	Not applicable	–
3D	Risk factors	Risk Factors	34
4	Information on the Company
4A	History and development of the company	Business and Financial Review	5
		Business and Financial Review – Capital Expenditure	18
		Notes to the Consolidated Financial Statements – Note 18: Property, Plant and Equipment	96
		Notes to the Consolidated Financial Statements – Note 39: Acquisition of subsidiary	115
		Corporate and Share Information – History and Development	129
		Corporate and Share Information – Agent in the United States	132
4B	Business overview	Business and Financial Review – Introduction	5
		Business and Financial Review – Market Overview	8
		Corporate and Share Information – Seasonality	130
		Corporate and Share Information – Raw Materials	130
		Corporate and Share Information – Intellectual Property	130
		Corporate and Share Information – Governmental Regulation	130
4C	Organisational structure	List of Subsidiaries	Exhibit 8
		Notes to the Consolidated Financial Statements – Note 1: General Information	77
4D	Property, plant and equipment	Business and Financial Review – Financial Position	16
		Business and Financial Review – Social Responsibility	25
		Notes to the Consolidated Financial Statements – Note 18: Property, Plant and Equipment	96
		Corporate and Share Information – Property	141
4A	Unresolved staff comments	Not applicable	–
5	Operating and financial review and prospects
5A	Operating results	Business and Financial Review	5
5B	Liquidity and capital resources	Business and Financial Review – Liquidity and Capital Resources	17
		Other Statutory Information – Going Concern	67
		Business and Financial Review – Contractual Obligations and Commitments	20
		Notes to the Consolidated Financial Statements – Note 30: Notes to the Cash Flow Statement	105
		Notes to the Consolidated Financial Statements – Note 37: Financial Instruments	111
5C	Research and development, patents. Technology and resources and licences, etc	Business and Financial Review – Research and development	13
		Notes to the Consolidated Financial Statements – Note 7: Profit (loss) for the period	90
		Notes to the Consolidated Financial Statements – Note 17: Other Intangible Assets	95
		Corporate and Share Information – Intellectual Property	130

146/147

Directors’

report —

other

information

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in 2010 document	Page
5D	Trend information	Business and Financial Review	5
5E	Off-balance sheet arrangements	Business and Financial Review – Off-Balance Sheet Arrangements	20
		Notes to the Consolidated Financial Statements – Note 24: Obligations Under Finance Leases	100
		Notes to the Consolidated Financial Statements – Note 32: Operating Lease Arrangements	106
5F	Tabular disclosure of contractual obligations	Business and Financial Review – Contractual Obligations and Commitments	20
5G	Safe Harbour	Cautionary Note Regarding Forward Looking Statements	149
6	Directors, senior management and employees
6A	Directors and senior management	Board of Directors	42
6B	Compensation	Remuneration Report[1]	53
		Notes to the Consolidated Financial Statements – Note 38: Related Party Transactions	114
6C	Board practices	Board of Directors	42
		Corporate Governance	44
		Remuneration Report[1]	53
6D	Employees	Business and Financial Review – Workplace	26
		Notes to the Consolidated Financial Statements – Note 9: Staff Costs	91
6E	Share ownership	Remuneration Report[1]	53
		Other Statutory Information – Directors’ interests in shares	66
		Notes to the Consolidated Financial Statements – Note 35: Share-Based Payments	107
7	Major shareholders and related party transactions
7A	Major shareholders	Other Statutory Information – Substantial Shareholdings	67
		Corporate and Share Information – Major Shareholders	132
7B	Related party transactions	Notes to the Consolidated Financial Statements – Note 38: Related Party Transactions	114
7C	Interests of experts and counsel	Not applicable	–
8	Financial information
8A	Consolidated statements and other financial	Business and Financial Review – Dividend Policy	20
		Report of the Independent Registered Public Accounting Firm	69
		Consolidated Financial Statements	70
		Notes to the Consolidated Financial Statements – Note 31: Contingent Liabilities	105
8B	Significant changes	Business and Financial Review – Significant Changes	21
9	The offer and listing
9A	Offer and listing details	Corporate and Share Information – Market Prices	131
9B	Plan of distribution	Not applicable	–
9C	Markets	Corporate and Share Information – History and Development	129
9D	Selling shareholders	Not applicable	–
9E	Dilution	Not applicable	–
9F	Expenses of the issue	Not applicable	–
10	Additional information
10A	Share capital	Not applicable	–
10B	Memorandum and articles of association	Corporate and Share Information – Memorandum and Articles of Association	132
10C	Material contracts	Corporate and Share Information – Material Contracts	136
10D	Exchange controls	Corporate and Share Information – Exchange Controls	136
10E	Taxation	Corporate and Share Information – Taxation (US Holders)	136
10F	Dividends and paying agents	Not applicable	–
10G	Statement by experts	Not applicable	–
10H	Documents on display	Corporate and Share Information – Documents on Display	132
10I	Subsidiary information	Not applicable	–

CSR plc Annual Report and Financial Statements 2010

Directors’ report — other information

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in 2010 document	Page
11	Quantitative and qualitative disclosures about market risk	Notes to the Consolidated Financial Statements – Note 37: Financial Instruments	111
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies about market risk	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Corporate Governance – Controls and procedures under the Sarbanes-Oxley Act	52
		Management’s Annual Report on Internal Control Over Financial Reporting	68
		Attestation Report of the Independent Registered Public Accounting Firm	68
16A	Audit committee financial expert	Corporate Governance – Audit Committee	48
16B	Code of ethics	Corporate Governance – Executive Ethics Policy	45
16C	Principal accountant fees and services	Corporate Governance – Interaction with the External Auditors	49
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Corporate and Share Information – Market Prices	131
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Report of Independent Registered Public Accounting Firm	69
		Consolidated Financial Statements	70
19	Exhibits	Filed with the SEC	–
1	An analysis of the remuneration, interests in ordinary shares and options over ordinary shares of each of the Directors is presented in the Remuneration Report. For the purposes of Form 20-F, the sections of the Remuneration Report that are marked as “audited” are not required to be audited in accordance with PCAOB standards and are not considered to be audited in the Form 20-F.

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

CSR plc Annual Report and Financial Statements 2010

Corporate Headquarters
CSR plc

T+44 1223 692000
F+44 1223 692001

www.csr.com

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

CSR plc
(Registrant)

By:

/s/ Joep van Beurden
Name:	Joep van Beurden
Title:	Chief Executive Officer

/s/ Dwight Daniel Willard Gardiner
Name:	Dwight Daniel Willard Gardiner
Title:	Chief Financial Officer

Index to the Exhibits

Exhibit No	Description
1.1	Memorandum of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)
1.2	Articles of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)
4.1	XAP Technology Licence and XAP2 Development Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.2	Know-How and IPR Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.3	Lease dated September 17, 2001, by and between CSR and Trinity College Cambridge (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.4	Lease dated September 29, 2004, by and between CSR and The Crown Estates (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.5	Agreement and Plan of Merger, dated as of February 9, 2009, by and among SiRF Technology Holdings, Inc., Shannon Acquisition Sub, Inc., and CSR plc (incorporated by reference to Appendix C to the proxy statement/prospectus included in the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)
4.6	Agreement and Plan of Merger, dated as of February 20, 2011, by and among CSR plc, Zeiss Merger Sub, Inc. and Zoran Corporation (previously filed)
4.7	Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2011, by and among CSR plc, Zeiss Merger Sub, Inc. and Zoran Corporation
8	List of subsidiaries of CSR plc
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1	Consent of Independent Registered Public Accounting Firm

CSR plc Annual Report and Financial Statements 2010