Form 20-F
period 2011-12-30
CSR PLC
filed 2012-03-15
CIK 1368358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 30 December 2011

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

Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value £0.001 per share	NASDAQ Global Select Market*

*	Listed, not for trading, but only in connection with the registration of the American Depositary Shares, each representing four (4) ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value £0.001	215,667,851

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Directors’ report
1	Chairman’s statement
3	Chief Executive’s review
5	Business and financial review
39	Risk factors
46	Board of Directors
48	Corporate governance
61	Remuneration report
74	Other statutory information

Financial statements
79	Report of Independent Registered Public Accounting Firm
81	Consolidated income statement
82	Consolidated statement of comprehensive income
83	Consolidated balance sheet
84	Consolidated statement of changes in equity
87	Consolidated cash flow statement
88	Notes to the consolidated financial statements

Director’s report – other information
132	Five year summary
133	Director’s report – Corporate and share information
149	CSR’s worldwide offices
150	Form 20-F cross reference guide
153	Cautionary note regarding forward looking statements
154	Additional information

This is the Annual Report of CSR plc for the 52 week period ended 30 December 2011 filed with the US Securities and Exchange Commission on Form 20-F.

In this Annual Report, references to “CSR”, “the Group”, “the Company”, “we”, and “our” are to CSR plc and its subsidiaries (including SiRF Technology Holdings, Inc., which became a subsidiary of CSR in June 2009 and Zoran Corporation which became a subsidiary in August 2011) and lines of business, or any of them as the context may require.

References to the years 2011, 2010 and 2009 are to the financial periods ended 30 December 2011 (for 2011), 31 December 2010, (for 2010), and 1 January 2010 (for 2009). Unless otherwise stated, all non-financial statistics are at 30 December 2011.

This Annual Report contains forward looking statements with respect to the Group’s financial condition, operating results and business strategy, plans and objectives. Please see the discussion of our principal risks and uncertainties in the sections entitled “Risk Factors”, “Risks related to owning CSR ordinary shares and ADSs” and the section entitled “Cautionary Note Regarding Forward Looking Statements”.

This Annual Report includes measures which are not defined by generally accepted accounting principles, or GAAP, such as International Financial Reporting Standards, or IFRS. These non-GAAP measures are included in this Annual Report because the directors believe they are useful to investors. Our management uses these non-GAAP measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. These non-GAAP measures include “underlying research and development expenses”, “underlying sales, marketing and administration expenses”, “underlying gross profit”, “underlying cost of sales”, “underlying operating profit”, “underlying net profit”, “underlying tax”, “underlying diluted earnings per share”, “free cash flow” and “underlying gross margin”. For a detailed discussion of the reasons behind this presentation and full reconciliations of each measure to the most directly comparable IFRS measure, refer to the discussion on pages 12 to 15.

Statutory income statement information is given on page 81 of the financial statements. This Annual Report contains references to CSR’s website. These references are for convenience only – we are not incorporating by reference any information posted on www.csr.com.

Where we operate

We have offices in 31 locations globally, employing approximately 2,780 people, and we will continue to evolve this network, ensuring that CSR draws on the best talent in the world.

Locations

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

Europe
1 Denmark, Aalborg
2 Finland, Salo
3 France, Paris
4 France, Sophia Antipolis
5 Germany, Ingolstadt
6 Sweden, Stockholm
7 UK, Belfast
8 UK, Cambridge
9 UK, Manchester

USA
10 USA, Cedar Rapids (Iowa)
11 USA, Detroit (Michigan)
12 USA, Berlington (Massachusetts)
13 USA, Phoenix (Arizona)
14 USA, Plano (Texas)
15 USA, Santa Ana (California)
16 USA, San Jose (California)
17 USA, Sunnyvale (California)

Middle East
18 Israel, Haifa

Asia
19 China, Beijing
20 China, Hong Kong
21 China, Shanghai
22 China, Shenzhen
23 India, Bangalore
24 India, Noida
25 Japan, Tokyo
26 Singapore
27 South Korea, Gumi
28 South Korea, Seoul
29 Taiwan, Chungli
30 Taiwan, Hsinchu
31 Taiwan, Taipei

Directors’ report

Chairman’s

statement

CSR came through a challenging year in 2011, with difficult trading conditions in some areas of our end markets. However, we saw good progress in our strategy of increasing the range of higher-margin platform products where we control the key silicon. This strategy was accelerated by the acquisition of Zoran Corporation, whose image and video capture are highly complementary to our location, audio and connectivity technologies.

Trading performance

After completing the Zoran transaction we have organised the business into four main groups: Automotive business group, comprising automotive and portable navigation device (PND) businesses; Home business group, containing gaming and home entertainment, PCs and tablets connectivity, document imaging, health and fitness, and voice & music; Mobile business group, which has our handset and camera businesses; and our Legacy Product group, created in December 2011, which comprises home entertainment products in run-off.

The year can generally be characterised by the Home business group performing well, with weakness in our Automotive business group and Mobile business group. In the second half of the year, whilst we grew on an absolute basis due to additional revenues from the Zoran acquisition, we saw a further decline in sales for CSR’s standalone business. Unlike the first half revenue year-on-year decline, this drop in revenue was not in our original forecasts and was caused by weakness in some areas of the handset market and a rapid reduction in personal navigation devices (PND) sales in emerging market economies. Despite the slowdown in the PND area, we continue to see increasing sales for our automotive OEM business.

While handsets and PNDs were weak, we saw good growth in the audio segments of our Home business group from product lines such as stereo audio products.

Zoran

We announced our intention to merge with Zoran on 21 February 2011 and after agreeing amended terms which we announced on 17 June 2011, the transaction was completed on 31 August 2011.

Zoran was a major transaction for the Company and was driven by the rapidly growing market for imaging technology that can be delivered to all the segments in which we operate. This demand is enhanced and complemented by the wireless connectivity, audio and location technologies that CSR has developed. Zoran therefore brought CSR a number of benefits: it provides us with valuable IP, patents and know-how; it increases the scale of the Company, giving greater purchasing power as well as customer relevance; brings greater access to new markets which require location and wireless connectivity such as cameras and printers; creates growth opportunities as we bring CSR and Zoran technologies together; and generates merger synergies and other cost reductions of $130 million of annualised savings which are on track to be completed by the end of the second quarter 2012, thereby reducing our joint cost base.

Importantly, after taking account of the current and future expected cost savings, we expect that the Zoran transaction will provide CSR with earnings accretion in 2012, compared to CSR as a standalone business.

Zoran’s shareholders received per Zoran share $6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares. Net of Zoran’s cash balance of $193 million as at 31 August 2011, the transaction value implied an enterprise value of $248 million.

Cost control

While Zoran had a series of leading technologies, its costs were out of line with its revenues. Since completing the merger, our management has implemented a series of cost reduction programmes and rationalisations of the enlarged business. Importantly, in addition to driving merger synergy benefits and portfolio rationalisation, we announced in December that we will stop investment in the low-margin areas of digital television systems-on-a-chip and silicon tuners, while retaining the intellectual property (IP) in these areas for future use.

Overall, we expect that the result of these moves will be a company which has the majority of its revenue from segments where we have a number one or two position in the market and which offer attractive growth opportunities. We continue to expect underlying operating costs, excluding all restructuring charges, to be in the range of $420 million to $430 million on an annualized basis during the second half of 2012, with full year 2012 underlying operating costs of $430 million to $440 million, which we believe will result in CSR generating positive cash flow and will significantly improve profitability.

Directors’ report

Chairman’s statement continued

Dividend

While revenues have been weaker than expected during 2011, we have ended the year with a strong balance sheet and $278 million in cash, cash equivalents and treasury deposits. It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company. Given our confidence in our future prospects, our strong financial position and the Board’s commitment to delivering returns to shareholders via a progressive dividend policy, the Board is recommending a final dividend of $0.071, which, together with the interim dividend of $0.032 per ordinary share amounts to $0.103 per ordinary share in respect of the 2011 financial year. This represents an increase of 63% over the prior year.

Subject to shareholder approval at the Annual General Meeting to be held on 23 May 2012, the dividend will be paid on 1 June 2012 to shareholders of record on 11 May 2012. The dividend will be paid in sterling.

During 2011, the Company returned $16.3 million in dividend payments and bought back 7.8 million shares in the Company, representing an outlay of around $47.5 million.

Product development

We continued to invest in technology, particularly where it supports our platform strategy, and we are in the process of developing 22 new products. One important initiative is the move of our core intellectual property (IP) to the 40nm process node and we were pleased to launch our new-generation SiRFstarV location product in November 2011. After some delays, we are pleased with the progress being made on our CSR9800 Wi-Fi/Bluetooth connectivity chip.

Changes to the Board

In September, James Collier, one of the founders of CSR, stood down from his position as a non-executive director to concentrate on a new entrepreneurial venture. On behalf of the Board and Company, I would like to thank James for the contribution he has made to CSR, in creating and shaping a company that is a world leader. From our first days in 1998, he has played an important part in the continued growth and diversification of CSR, right up to the present and our completed acquisition of Zoran. We wish James well for the future and the continued success of his new venture.

Following the completion of the acquisition of Zoran, Dr Levy Gerzberg was appointed to the Board as a non-executive director effective from 31 August 2011. Levy brings a wealth of knowledge, industry contacts and insight of the markets and technologies in which Zoran has been a world leader. We look forward to benefiting from his contribution to your Board.

Our people

2011 has been a year of challenge and change, as we have re-positioned the Group following our acquisition of Zoran and to reflect the wider business and economic environment. We are very aware of the impact of these changes on our employees which has resulted in some people leaving us. On behalf of the Board, I would like to record thanks and appreciation to all the people from CSR and Zoran who have shown immense professionalism over this period.

Looking ahead

CSR’s objective remains to grow and develop our business by focussing on a series of key platforms, which we believe will enable us to generate sustainable revenues with good margins. We also intend to control and manage our costs as we navigate a tough economic environment for electronic consumer goods. As part of that commitment we intend during 2012 to continue to maintain strong financial discipline, while investing efficiently for the future.

While 2011 has been a challenging year for the company, it has also been a year of positive transformation. The combination of our people, the depth of our portfolio and the ongoing execution of our focus on platforms, gives us confidence for the future.

Ron Mackintosh,

Chairman

17 February 2012

Directors’ report

Chief Executive’s review

CSR has had a year of transition as we have continued our move from being a single-component, single-technology company focussed on Bluetooth, towards being a provider of silicon and software solutions for the location-aware, media-rich, cloud-connected world.

We live in an increasingly wire-free world, where connections to information, entertainment and services are taken for granted. It is CSR’s aim to be at the heart of this world, creating semiconductor chips and software to be found in the products we use every day.

Zoran

The Zoran acquisition was an important step towards this objective. It has added adjacent technology platforms such as cameras and digital imaging to our portfolio of automotive infotainment, voice & music, gaming and Human Interface Device (HID) products, while bringing important video and imaging IP to CSR’s connectivity and location technology. In addition, the Zoran transaction brought scale, which enables us to reduce our costs of goods sold and deliver a richer technology portfolio to our customers. We have also already seen the first commercial benefits of this transaction with cross-selling design wins in the camera market, where we have combined our location platform with the COACH (camera on a chip) platform at a major OEM. We expect cross-selling opportunities to increase over the coming quarters, as we further integrate and combine our technologies. We are now in the position of deriving the majority of our revenues from our platform-related businesses.

At the same time as we increased our set of technological capabilities, the cost base of combined companies was too high. We have taken decisive action to address this issue. From the annualised combined cost base of $540 million for CSR and Zoran at the time of the completion of the transaction in August 2011, we have reduced the cost run-rate to $496 million at the end of 2011. In the first half of 2012, we expect to further reduce this run rate to $420-430 million, and $130 million of annualised savings (including $15 million cost of sales savings) are fully on track to be completed by the end of the second quarter 2012.

This cost reduction has been achieved by a combination of delivering aggressive merger synergy benefits, company ‘right-sizing’, previously announced Zoran cost cutting, portfolio rationalisation, reductions in the cost of goods sold and the discontinuation of investment in the low-margin areas of set-top boxes, digital television systems-on-a-chip and silicon tuners which we announced in December. As a result of these and other initiatives, the Company will have around 2,400 personnel by the end of the second quarter of 2012, reduced from around 3,200 at 31 August 2011.

Business group performance

In the first six months of the year, we saw a reduction in revenues of 9% compared with 2010, as we were impacted by weakness in some areas of the handset and PND markets. At the same time, we saw growth in our Home business group, driven mainly by our continued strong market share performance within a buoyant voice & music market. In the second half of the year, we experienced a revenue decline of 8% compared to 2010, as parts of the handset business we serve continued to be weak and as we experienced market share loss and a faster than expected decline in the market and market share for PNDs in Asia. Voice & music continued to be strong, as were our automotive and gaming segments, in the latter of which we won an important additional customer.

Total revenue for the year was $845.2 million, up by 6% on 2010 and a decline of 8% when compared to CSR on a standalone pre-Zoran acquisition basis. Underlying gross margins increased to 49.8% from 47.7%, as we increased our revenue share from higher-margin platform products. The operating loss for the year was $48.4 million, against a loss of $6.2 million in the previous year. The year’s loss reflects exceptional charges for restructuring and the Zoran transaction. Underlying operating profit declined to $49.2 million in 2011 from $78.9 million in 2010 reflecting the loss contributed by Zoran as well as the lower revenue and gross profit in the legacy CSR business.

Market outlook

Our products are used in a wide variety of consumer devices and as a result, we are heavily exposed to consumer sentiment. Although 2011 was a year where we saw consumer caution, which may continue into 2012, our expectations for the medium term are more positive. Across our diversified portfolio, industry analysts expect our underlying total addressable market to grow by a 4% compound annual growth rate (CAGR), from 2011 to 2015. Of particular interest is voice & music, which is forecast to grow at 13% per annum in the same period, and automotive infotainment, expected to grow at 11% per annum. We are also seeing an increased use of location technology to sort information, for example, by geotagging photographs, while Bluetooth SMART (formerly Bluetooth low energy) is now being adopted to connect many new types of low-energy devices such as computer mice and keyboards, and health and fitness products. This is

Directors’ report

Chief Executive’s review continued

helping to drive new consumer applications, and we believe that our IP and product roadmap positions us strongly in this rapidly developing market. In cameras, we expect to see increased use of connectivity and location devices, coupled with a move to merchant (platforms from a third-party such as CSR which supplies many camera makers) from captive (platforms which are devised in-house by the camera manufacturer) silicon.

Product development and execution

In order to be at the forefront our chosen markets, we spent around $228.6 million on research and development during 2011, an increase of $39.4 million on 2010, bringing 21 new platforms and products to the market during the year. Our product roadmap reflects our strategy of increasing the proportion of our revenue from platforms where we control a large part of the solution and where we have a leading position.

We continue to focus heavily on execution in order to bring products to market in an efficient manner, and expect to release a significant number of products to the market in the course of 2012, with 22 products in active development. Importantly, we now have the majority of our IP on the 40nm process node and we continue to work on enhancing chip packaging for our new generation of products. We are on track with our 40nm CSR9800 Wi-Fi/Bluetooth chip. We are also progressing on plan with our new location and automotive products.

Our key target market segments for our platforms in 2012 are voice & music, automotive infotainment, cameras, document imaging and handsets.

The stereo audio market is growing rapidly and is one where we enjoy high margins with a very high market share. In automotive, we continue to see the growth of vehicle sales, combined with increased attach rates for infotainment in autos and therefore expect to see continued momentum for our products. The Company enjoys the number one position in cameras and with the launch of our COACH (camera-on-a-chip) 14 platform, we expect to build on that position.

In document imaging, we enjoy an equally strong position. We have recently introduced our ‘Direct Office’ product, which creates high-fidelity print output for Microsoft Word, PowerPoint and Excel documents, without the need for a PC or server running Microsoft’s Office suite.

While ‘classic’ Bluetooth in handsets remains an important area for the Company, it is in revenue decline and subject to competitive pressures which impact margin. We intend to arrest the decline in this important area by the introduction of our CSR9800 Wi-Fi/Bluetooth connectivity chip.

Looking ahead

We have transformed CSR into a broadly diversified platform provider, addressing attractive growth markets with over 40% of our revenue derived from areas where we have a market-leading position. We have a large IP portfolio of approximately 1400 patents granted and approximately 1100 pending patent applications, and strong underlying technical capabilities, which positions us well for the long-term.

In 2012, we will continue our disciplined approach to capital allocation and investment in higher margin platforms. We are investing in five specific medium to longer-term areas of opportunity in voice & music, location (including deep indoors), automotive, the proliferation of Bluetooth low energy, now named Bluetooth SMART, and next-generation image capture; as it expands into areas such as security and automotive.

While we have seen weakness in some areas of consumer electronics, we expect to see the underlying markets for our products grow through the economic cycle.

Given the depth of our product and platform portfolio and expertise of our people, I am confident that we have the capabilities to exploit this expected growth.

Joep van Beurden,

Chief Executive Officer

17 February 2012

Directors’ report

Business and financial review

Introduction

We are a leading provider of multifunction semiconductor platforms for the auto, camera, low energy connectivity, document imaging and wireless voice & music markets as well as semiconductors for the handset and many other consumer electronics markets. Our core expertise is in the areas of audio, connectivity, location and imaging technologies. and our technology portfolio includes: Bluetooth and Bluetooth SMART; Global Positioning System (GPS) and Global Navigation Satellite Systems (GNSS) location products; Frequency Modulated (FM) Radio; Wi-Fi, or Wireless Fidelity (typically associated with wireless communication standard IEEE802.11); audio and associated codec; near-field communication (NFC), (a short range wireless technology which enables the transfer of data and secure transactions between devices); and imaging and video processing technologies.

This suite of technologies enables us to integrate our silicon, software and our proprietary algorithms into an extensive portfolio of platforms for a broad range of devices and applications for consumers and enterprises.

Our technologies have been adopted by market leaders into a wide range of mobile consumer devices such as handsets, tablets, automotive infotainments systems, personal navigation devices (PNDs), wireless headsets, wireless audio systems, personal computers (PCs), GPS recreational devices, tracking and logistics management systems, digital cameras, printers, digital televisions and gaming devices.

We are a “fabless” semiconductor company. We design and develop semiconductors and software and use independent fabrication facilities to manufacture our products; we subcontract wafer fabrication, assembly and test to TSMC in Taiwan, IBM in the United States, Samsung in South Korea, ST Microelectronics in Italy and France, Tower Semiconductor in Israel, ASE in Taiwan and Shanghai, STATS ChipPAC Limited in Korea and Malaysia and also Global Uni Chip, a design foundry in Taiwan, to provide turnkey solutions for our SoC products.

Our Business Model

Our strategy

In recent years, we have pursued a strategy that has brought about significant diversification of our capabilities and the markets we serve. We have moved beyond the design and supply of single technology semiconductor products and related software solutions (predominantly using the Bluetooth standard for the mobile handset that characterised our focus following our IPO in 2004) to a global business providing innovative and multifunction platforms that provide the core functionality of many consumer products. We have combined organic growth, particularly in our voice & music and gaming businesses, with acquisitions, including most recently those of SiRF in 2009 and Zoran in August 2011. We have seen a similar diversification of the end application of our technologies for the auto, camera, low energy connectivity, document imaging and voice & music markets, as well as semiconductors for the handset market and many other consumer electronics devices.

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with a goal to achieve sustainable growth with higher margins and returns. We are developing enhanced and connected platforms in end markets where we have a position of scale, including voice & music, automotive, cameras and document imaging. We also develop a range of products for other markets including handsets, gaming and computer peripherals. We take a disciplined approach to capital allocation, investing in higher margin platforms and markets where we see the best prospects for profitable revenue growth.

Our transaction with Zoran demonstrates how we support our strategy through targeted acquisitions. Zoran is a leading developer of proprietary digital signal processing algorithms used for imaging, video and audio processing and provides fully integrated solutions for markets such as digital cameras in which they are a world leader supplying many of the world’s leading camera OEM’s.

Continued technical innovation

Our strategy of developing leading platform solutions is an important part of our future growth as we continue to look to provide technology and solutions that will meet the needs of a wide range of consumer electronic devices which require enhanced connectivity, location, audio and image quality.

Directors’ report

Business and financial review continued

Our position in platforms such as automotive infotainment, digital still cameras, document imaging and wireless voice & music supports leading positions within a number of our target markets and we are leveraging these strengths in new markets in conjunction with focused and differentiated product and software development.

One example of how we are at the forefront of developing technologies for new markets is our work in Bluetooth SMART (formerly known as Bluetooth low energy), a very low-power version of Bluetooth. This low-power standard enables batteries to have long lifetimes for HIDs such as keyboards and mice which are connected wirelessly to phones, tablets and PCs. We have developed the CSR1000 and CSR1001 Bluetooth SMART platforms for the HID market, and the CSR8510 and CSR8810 Bluetooth SMART READY platforms for the phones, tablets and PCs that connect to the Bluetooth SMART HID platforms. To allow customers to rapidly develop applications on our Bluetooth SMART platforms, we also have developed a comprehensive µEnergy Software Development Kit (SDK).

During the next 12 months, we expect the majority of new smartphones, tablets and laptops to conform with Bluetooth SMART READY, as does the Apple iPhone 4S today. We believe this has the potential to create a large ecosystem of Bluetooth SMART personal area networks, each of which could support numerous complementary devices and sensors, including HIDs and new applications on the smartphone such as heartbeat monitors, pedometers and remote control toys/drones. In addition, the smartphone can become a gateway conveying information from Bluetooth SMART sensors directly to the cloud. We believe our portfolio of products positions us well to capture the potential growth in the Bluetooth SMART market.

During 2011, we successfully transferred the majority of our IP to the 40nm node and were able to introduce 40nm platforms to the market in areas such as location and automotive infotainment. These efforts also demonstrate the strength of collaborative working relationships with key supply chain partners, who have been integrally involved.

In November 2011, we introduced our next-generation SiRFstarV Architecture and SiRFusion platform to deliver deep-indoors location information. This platform is capable of fusing information gathered in real-time from the GPS, Galileo, Glonass and Compass constellations, multiple terrestrial radio systems such as Wi-Fi and cellular, and multiple MEMS sensors, including accelerometers, gyroscopes and compasses. Unlike systems that require manual surveys to build and maintain an indoor Wi-Fi and cellular location database, CSR’s cloud-based server is able to receive anonymous and voluntary location information from users’ devices, even indoors, to improve the database. We believe that we are well placed to address the needs of many new use cases that this technology has the potential to support. We expect to see products utilising our new generation of location technology in the market by mid 2012.

We are on track with our 40nm CSR9800 Wi-Fi/Bluetooth chip.

Attractive Markets

The technology arena in which CSR competes globally provides the potential for innovative ideas to excite and engage with consumers as well as set new standards in performance and end user experience. We believe there are a number of areas where there are opportunities for strong medium to longer-term growth that complement our capabilities. These include:

•	Automotive; where increasing use of location, connectivity, imaging and video , as well as legislation are accelerating the use of infotainment in low and mid-end cars;

•	Voice & Music (within our Home business group); where sound on mobile devices and thinner TVs is sent wirelessly to loudspeakers, soundbars or speaker docks;

•

Bluetooth SMART (within our Home business group) (formerly known as Bluetooth low energy); this creates personal area networks around a device such as a smartphone, tablet, ultrabook, car or TV, which allows communicating with sensors for health and fitness, environmental and entertainment devices, as well as Human Interface Devices (HID);

•

Deep indoors location (within our Mobile business group); where increased use of location has a broad range of potential applications such as search, mobile promotions and social networking, personal and asset tracking, and potential additional legislation will place greater requirements on location technology, and

•	Imaging; where use of the camera and video is expanding into many new applications such as security and automotive markets.

We believe in all of these areas there is the potential for compelling market growth in excess of current third party expectations.

In the Auto business group, as result of our extended product portfolio, we believe we continue to be well positioned to take advantage of increasing attach rates in the auto infotainment space. Our new 40nm auto infotainment platform SiRFprimaII, now has twenty customers in the design-in phase and we anticipate shipping this platform during the first half of 2012. We expect to see products using our auto Wi-Fi to start production from a number of Tier One customers in the first half of 2012. We anticipate that growth in automotive infotainment will offset the decline we are seeing in PND markets. During 2011, our revenues were negatively impacted by declines in the PND market as well as market share loss in that market.

Our Home business group saw good growth in our wireless audio segment, which was reflected in our share of Bluetooth SIG qualifications for audio products increasing during 2011 to 78%, from 75% in 2010. Recent positive trends in this area are such that we expect to see continued growth in the wireless audio market, as music is increasingly stored on mobile devices which have poor loudspeakers due to their form factor. During the year, a significant number of customers launched products that use our audio solutions, including wireless speakers from BLAUPUNKT, iHome, NAD and Sony, gaming headphones from Turtle Beach, and stereo headsets from Creative, Jaybird, Motorola, Nokia and Sony. Our CSR8600 next-generation audio platform continues to gain market traction, with a number of design wins for stereo headsets, active speakers and speaker docks.

Our market-leading aptX audio codec technology continued to see good adoption with more than 30 licensees during the fourth quarter alone, including Cambridge Audio, Disruptive, NAD, Samsung and Sharp. We believe that continued adoption of aptX technology helps us to maintain our market position for our chips in the wireless audio market.

We also see the increasing use of GPS based location in health and fitness applications, with design wins for the Motorola MOTOACTV wearable device and the Timex Run Trainer. In the PC and tablet area, we had design wins for our Bluetooth, Wi-Fi or location products with companies including Sony and Vizio. We continue to deliver Bluetooth gaming controllers to two of the leading console providers that use this technology. We saw good progress with our Quatro range of document imaging products with new products launched by a number of customers including NEC, Ricoh and Xerox.

In our Mobile business group, our SiRFstarIV has been adopted for the Google Nexus and has gained a number of design wins in the Chinese handset market and our SiRFstarV has won designs at some of the leading handset customers. Our CSR8000 Bluetooth family of chips continues to gain market traction year-on-year mostly in the feature phone segment. We also saw continued good revenues from our SiFRstarIV location product in the Samsung GALAXY family of smartphones and tablets. We are actively engaged with several baseband modem suppliers, who have adopted our location, Bluetooth and Wi-Fi products on their platforms.

We have validated our next-generation platform for digital still cameras and this product is on track for adoption in entry to mid-range cameras in the second half of 2012. Our COACH 14 product saw a number of new hybrid higher-end camera design wins. We see opportunities for our camera technology in the automotive market and in security applications.

During 2011, BC6 ROM, our Bluetooth device aimed at the mobile phone market was our largest revenue generating product for the third year in a row, with BC5 Multimedia, our high quality audio chip the next most significant. BC4 ROM, our largest shipping product in 2006, 2007 and 2008 still contributed a material amount of revenue. In 2012, we expect BC5 Multimedia to be our largest revenue device, whilst BC8 our newer generation Bluetooth device and COACH 12 are expected to make material contributions. New products such as SiRFprimaII and our next generation Bluetooth audio devices are all expected to contribute significantly to 2012 revenue.

Looking further into the future, we expect SiRFstarV and AtlasVI to make a meaningful contribution to revenue from 2013 onwards.

On 12 December 2011, we announced our intention to cease investment in the areas of digital television system-on-a-chip and silicon tuners in order to focus our business where we have leadership positions and the ability to deliver differentiated platforms and products. We are continuing to support and deliver products to customers in these areas and continue to invest in other home entertainment products and peripherals relating to the DTV market.

Market overview

Our results of operations during 2009-2011 were materially affected by the following trends, several of which are likely to continue and which we expect are likely to affect performance in 2012. These include:

•	change in the size of the markets for short-range wireless voice and data communications and location, and location-based services;

•	general economic conditions which affect the level of demand for consumer related products that use connectivity, location, audio and imaging technologies;

•	the impact of intense competition from third parties, including in respect of product features, pricing strategies and release of new products;

•	the recognised trend in the semiconductor industry for declining average selling prices;

•	the tendency for demand for consumer products to be affected by seasonality;

•	cyclical trends in the semiconductor industry generally;

•	the growth in new products such as smartphones and tablet PCs;

•	restructuring in the semiconductor industry arising from the economic downturn which can affect the availability of sufficient capacity to meet our demands for integrated circuits;

•	fluctuations in currency exchange rates which can affect our costs in light of the global nature of our business; and

•	litigation associated with alleged infringement of proprietary rights which is commonplace in the industry.

Directors’ report

Business and financial review continued

Our current product portfolio includes connectivity technologies such as Bluetooth and Wi-Fi; location technologies such as GPS and audio technologies including FM and codecs; SoCs for cameras and auto infotainment systems; and digital imaging technology; all focused on Mobile, Auto and Home markets. As we look to 2012 and beyond, demand for the products incorporating the technologies we offer is expected by industry analysts to grow at an annual compound growth rate of more than 4% between 2011 and 2015.

Automotive and PND industry analysts forecast that growth trends for connectivity technologies in the Automotive and PND markets are expected to be strong at a more than 9% compound annual growth rate. The growth is expected to be fuelled by increased attach rates as well as emerging applications.

In handsets, the total market showed some growth compared to 2010, following the small decline in 2009; we estimate that the smartphone sector grew by over 50% with much lower growth in feature phones and a decline in the ultra low cost sector. The momentum behind smartphones has continued, with Apple, Nokia, RIM, Samsung, HTC and other established brands concentrating on this sector. Attach rates continued to grow for Bluetooth, Wi-Fi and GPS in phones of all kinds, while the growth in smartphones is driving the adoption of combination chips an area in which we currently do not have products. We expect to address this with the launch of the CSR9800 40nm CSR9800 Wi-Fi/Bluetooth chip, where progress is on track.

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

Revenue derived from the supply of integrated circuits featuring our Bluetooth technologies remained the most significant part of our revenue in 2011.

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

Summary financial performance

52 weeks ended 30 December 2011	IFRS				Underlying*
	2011		2010		2011	2010
	($)		($)		($)	($)
Revenue	845.2m		800.6m		845.2m	800.6m
Gross margin	45.5%		47.0%		49.8%	47.7%
Operating profit	(48.4m	)	(6.3m	)	49.2m	79.0m
Profit for the period	33.9m		16.6m		36.8m	77.4m
Diluted earnings per share	0.19		0.09		0.20	0.43
Net cash from operating activities	12.6m		77.9m		12.6m	77.9m
Treasury deposits, cash and cash equivalents	277.8m		440.1m		277.8m	440.1m
*	Underlying results are non-GAAP measures based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, acquisition fees, integration & restructuring costs, litigation and patent settlement costs, litigation settlement income, loss on close period share buy-back, the unwinding of discount on litigation settlements and fair value adjustments to inventory, de-recognition of contingent consideration and recognition of tax losses brought forward. Please refer to the non-GAAP measures section on page 12 for a discussion on the differences between IFRS and underlying results and a full reconciliation of IFRS to underlying measures.

Overview

Our revenue is generated principally from the sale of products to original equipment manufacturers (OEMs) and original design manufacturers (ODMs) predominantly serving the retail consumer market. Our revenue in 2011 was $845.2 million, an increase of 5.6% compared to $800.6 million in 2010 (2009: $601.4 million).

The first six months of 2011 delivered a decrease in the reported revenues to $357.8 million, compared with revenues of $393.8 million for the same period in 2010. In 2010, we saw an increase in revenue relative to 2009, as customers were increasing orders and restocking inventory channels in response to a consumer-led increase in demand, while in 2011 we saw weakness primarily in areas of the handset market. At the same time, we experienced increased demand for many of our products, including those from customers in the automotive sector, as well as for our voice & music related products.

The second half of 2011 experienced an increase in revenue to $487.4 million, compared with $406.9 million for the same period in 2010. This increase included an additional $111.4 million as a result of the inclusion of four months of Zoran revenue post acquisition. Excluding Zoran, revenue was $376.0 million compared with $406.9 million for the same period in 2010. This reflected a significant slowdown in the sale of PNDs to emerging markets and the wider impact of a downturn in the global economy.

Our gross margin for 2011 was 45.5%, compared to 47.0% in 2010 (2009: 44.6%). The decrease in 2011 was mainly as a result of the fair value adjustment related to Zoran inventory. Our underlying gross margin for 2011 was 49.8%, compared to 47.7% in 2010 (2009: 45.6%), the increase was due to a revenue mix from the Mobile business group towards our Home business group which has higher gross margins.

We invested $241.8 million in R&D in 2011 compared with $199.9 million in 2010 and $169.7 million in 2009. The increase was mainly due to the inclusion of four months of Zoran R&D expenditure. In conjunction with our disciplined approach to capital allocation and cost control, we expect to reduce R&D expenditure during 2012.

Our operating loss for 2011 was $48.4 million, compared to an operating loss of $6.3 million in 2010 (2009: operating loss of $15.9 million). The operating loss in 2011 was a result of restructuring charges of $33.7 million, fees of $13.0 million relating to the acquisition of Zoran, and also lower revenues from the areas of handsets and PNDs, the latter showing a sharp decline in the second half of the year.

Underlying operating profit for 2011 was $49.2 million compared to $78.9 million for 2010, the underlying operating profit for 2009 was $32.9 million. The decreased underlying operating profit in 2011 compared to 2010 was as a result of the reduced revenues in handsets and automotive as well as the loss for the Zoran businesses for the period post acquisition.

Our net profit for 2011 was $33.9 million, compared to a profit of $16.6 million in 2010 (2009: loss of $11.3 million). The net profit increase was the result of the increase in the operating loss which was more than offset by the increase in the tax credit to $85.3 million from a credit of $22.3 million in 2010 (2009: tax credit of $2.9 million). The tax credit mainly resulted from the recognition of tax losses and other temporary differences acquired with Zoran and SiRF.

On 31 August 2011, we completed the acquisition of Zoran, a semiconductor supplier of video and imaging technology for cameras, televisions and printing, via a merger, for a total consideration of $440.5 million. Under the terms of the acquisition, Zoran shareholders received $6.26 in cash and 0.589 of a CSR plc ordinary share in exchange for each Zoran share, the ordinary shares being in the form of ADS’s, each ADS representing 4 ordinary shares. The Group issued 29,774,144 shares in CSR plc at a CSR plc share price of £2.215 and exchange rate of 1.6304 US dollars to GBP and a total cash payment of $316.4 million.

Following the acquisition, $111.4 million of the Group’s revenue during the remainder of 2011 was derived from the business acquired with Zoran. The performance of the Zoran business over this period was consistent with our expectations at the time of completion. Our revenues excluding Zoran’s contribution in 2011 were approximately $764 million compared with approximately $800 million in 2010 or an 8% decline year on year. Our financial results for 2011 include Zoran from the date of completion, but Zoran’s financial performance is not reflected in our financial results for the period of 2011 prior to the acquisition or for any prior financial years.

Cash, cash equivalents and treasury deposits decreased to $277.8 million at 30 December 2011 from $440.1 million at 31 December 2010. This decrease was mainly as a result of the use of $93.3 million in cash, net of cash acquired, as part of the consideration associated with the acquisition of Zoran, $47.5 million of share buy-backs and $16.3 million of dividend payments, partially offset by net cash generated from operating activities in 2011 of $12.6 million (2010: $77.9 million; 2009: $50.2 million).

On 13 September 2010, the Board announced its intention to buy-back its ordinary shares in an amount up to $50 million, under a general authority granted by shareholders at the annual general meeting held in May 2010. These purchases continued in 2011. In connection with the acquisition of Zoran, on 21 February 2011, the Board announced its intention to buy-back its ordinary shares in an amount up to $240 million, under the general authority granted by shareholders replacing the $50 million amount. CSR had not purchased its own ordinary shares after 9 May 2011.

The Board is proposing the Company’s final dividend of $0.071 per share in respect of the 2011 financial year. It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 23 May 2012, the final dividend will be paid on 1 June 2012 to shareholders of record on 11 May 2012. The final dividend will be paid in sterling.

As noted above, our financial results for the financial year to 30 December 2011 include those of Zoran from the date of the acquisition, while Zoran’s financial performance is not reflected in our financial results for 2010, or for any of the financial years prior to 2010.

Recent developments

On 1 January 2012, CSR completed a reorganisation of its US subsidiaries, whereby its ownership of Zoran was transferred to CSR Technology Holdings Inc. and Zoran’s trade and assets were transferred to CSR Technology Inc., another of CSR’s indirectly owned subsidiaries.

Our Segments

Segmental business and financial review

Following the acquisition of Zoran on 31 August 2011 and the subsequent announcement, on 12 December 2011, to discontinue investment in the digital television and silicon tuner businesses, we reorganised our internal reporting structures. Our business is now organised into four business groups which represent our reporting segments: Automotive, comprising automotive and portable navigation device (PND) and telematics business lines; Home, containing gaming and home entertainment, PCs and tablets, document imaging, health and fitness, and voice & music; Mobile, which has our handset and camera businesses; and Legacy Products containing the business lines in which we have ceased further investment: DTV SoCs, Set Top Box SoCs and Digital Tuners. The Automotive business

Directors’ report

Business and financial review continued

group is largely unchanged from our previous Auto and PND business unit and now includes a small element of audio tuner and DVD revenue that is derived from the auto market. The Home business group represents our previous Audio and Consumer business unit and now includes Zoran’s PC and Document Imaging. The Mobile business group comprises our previous Handset business unit as well as both the CSR and Zoran camera businesses.

The following table presents our segmental revenue and segment operating result for 2011, 2010 and 2009. Zoran revenue is included in this data only for the portion of 2011 following the acquisition on 31 August 2011, SiRF revenue is included in this data only for the portion of 2009 following the acquisition on 26 June 2009.

	2011	2011	2010	2010	2011 vs. 2010	2009	2009	2010 vs. 2009
Revenue	$ million	% Revenue	$ million	% Revenue	% change	$ million	% Revenue	% change
Automotive business group	205.0	24.3	223.1	27.9	(8.1)	127.3	21.2	75.3
Home business group	269.0	31.8	236.2	29.5	13.9	163.3	27.2	44.6
Mobile business group	322.9	38.2	341.3	42.6	(5.4)	310.8	51.7	9.8
Legacy Products group	48.3	5.7	–	–	n/m	–	–	n/m
Total	845.2	100.0	800.6	100.0	5.6	601.4	100.0	33.1
Operating result (underlying operating profit (loss))
Automotive business group	10.6	1.3	44.8	5.6	(76.3)	17.7	2.9	153.1
Home business group	61.8	7.3	57.9	7.2	6.7	7.9	1.3	632.9
Mobile business group	(12.7)	(1.5)	(23.8)	(3.0)	(46.6)	7.4	1.2	(421.6)
Legacy Products group	(10.6)	(1.3)	–	–	n/m	–	–	n/m
Total	49.1	5.8	78.9	9.8	(37.8)	33.0	5.4	139.1

Results for each business unit are regularly reviewed in various forums by senior management, including the CEO and CFO to understand how they have impacted the results of the Group and to assist in the allocation of resources.

Segment results are regularly reported to the CEO; and each of which has an individual manager responsible for its performance on the executive management team. These four business groups have been assessed as our reportable segments in line with IFRS8 (Operating Segments) and comparative results for 2009 and 2010 have been restated for comparability.

Automotive

In 2011, our Automotive business group revenues declined year-on-year by 8% to $205.0 million, compared with $223.1 million in 2010. While the reported capacity constraints were lifted by the end of the first half of 2011 and we saw growth in automotive revenues as a result of higher attach rates for our technologies in the automotive market, where we hold the leading position in Bluetooth and GPS, these were offset by a sharp decline in PND sales in emerging markets, which resulted from a combination of market share losses and market decline as navigation and location capabilities move towards in-dash navigation and location capabilities carried by smartphones. We expect these trends to continue, resulting in further growth in the automotive market and ongoing weakness in the PND market as a result of the move towards in-dash and location capabilities delivered by smartphones.

Looking ahead, growth trends for connectivity and location technologies in the Automotive markets are expected to be strong, driven by increased attach rates as well as emerging applications. The automotive business includes products for the after-market in-dash market in China and whilst it is more competitive than the western OEM market, we expect it to see growth this year. In addition, as our audio and video technology gains broad adoption in a variety of consumer devices, we believe there is also an opportunity to expand that technology to the car.

2010 first half revenues in this segment grew from $14.1 million in the first half of 2009 to $104.5 million in the first half of 2010, mainly as a result of the inclusion of SiRF GPS revenues.

2010 Bluetooth revenues showed strong growth in both PNDs and automotive applications. Second half revenues in this segment increased by around 5% compared to the second half of 2009, although sales were constrained during the second half of 2010 due to the limited manufacturing capacity of one supplier for some devices.

Automotive underlying operating profit was $10.6 million in 2011 compared to an underlying operating profit of $44.8 million in 2010 (2009: underlying operating profit of $17.7 million). The decreased underlying operating profit in 2011 compared to 2010 was as a result of Automotive business group revenue decreasing and significant investment in the next generation of Automotive location products. The growth in 2010 as compared to 2009 was due to the full year impact of the acquisition of SiRF in 2009.

Home

During 2011, overall revenue in our Home business group increased by 13.9% to $269.0 million, compared with $236.2 million in 2010. Excluding the Zoran imaging business, (which contributed $20.1m of revenues), revenues increased by 5%.

2011 revenues include a contribution of $20.8 million from the Zoran imaging business, which was included in this segment from 31 August 2011 onwards. Excluding the imaging business, our Home business group grew by around 5% in 2011 compared to 2010, as a result of growth in the stereo headset market, especially in emerging markets as well as a significant customer win in the Bluetooth gaming controller market. The markets for stereo audio products are expected to continue to grow in 2012.

In 2010, Home revenues grew in all their markets. The majority of the growth came from the headset market, where shipment volumes increased and revenues increased significantly as the market oversupply problems experienced in the first half of 2009 did not recur. There was also significant strength in the gaming market where revenues grew as a result of the launch of new products and increased market share for our main end customer in this market. During the fourth quarter, we continued to see strong revenues from gaming as a result of the previously announced Tier One gaming controller win. Whilst we are gaining market share in this area, we are also seeing some softness in this market. GPS revenues in this segment almost doubled over 2009 as GPS technology was included in more cameras and fitness applications. Bluetooth revenues increased from the PC market as we won a number of new customers.

Home underlying operating profit in 2011 was $61.8 million compared to an underlying operating profit of $57.9 million in 2010 (2009: underlying operating profit of $7.9 million). The increased Home underlying operating profit in 2011 was as a result of increased revenues in 2011 when compared to 2010. The increased Home underlying operating profit in 2010 as compared to 2009 was as a result of the growth in the headset business.

Mobile

Revenues in our Mobile business group decreased by 5% in 2011 to $322.9 million, compared with $341.3 million in 2010. Excluding camera revenues of $38.0 million, which are essentially derived from the Zoran acquisition, revenues declined by around 17%.

Revenue in our handset business declined primarily as a result of falling Bluetooth revenue, as standalone Bluetooth was replaced by Bluetooth/Wi-Fi combination chips, and as we reduced exposure to the Chinese market due to intense price competition. Our handset performance continues to be constrained by our low share of the connectivity market for smartphones, while continued strong sales in the feature phone market and sales of location products to smartphones partially offset this weakness. We expect to continue to see challenging conditions for our handset business in 2012.

2011 revenues include a contribution of $38.0 million from the Zoran camera business, which was included in this segment from 31 August 2011 onwards. The revenue in our handset division declined by $60.2 million in 2011 as compared to 2010, primarily as a result of declining Bluetooth revenue, due to a loss of market share, as Bluetooth and WiFi combos replaced stand alone Bluetooth and a reduction in business in China as intense competition reduced prices. In GPS there was a 75% increase in shipment volumes year on year as a result of customer adoption of our innovative SiRFStarIV location device, which offered significant size, performance and cost benefits over SiRFStarIII. However due to the lower cost and therefore selling price of this device there was a small overall fall in handset GPS revenues.

In our Mobile business group, in the future, we expect to derive most of our handset revenues from our standalone GPS and Combo chips, as demand for Bluetooth standalone chips continues to decline.

In 2010, non-GPS revenues fell due to reductions in weighted average selling prices within the usual range of 10-20%, whilst volume shipments increased. Growth was constrained by our low share of the smartphone market and the delayed production increase at one of our lead customers for our CSR8000 product.

The net decline in the legacy Bluetooth business in 2010 was more than offset by the increased revenue from GPS shipments which increased as a result of including a full year of the GPS business. Second half GPS revenues in this segment increased by 9% compared to the second half of 2009, although shipment volumes increased by more than this as a major customer switched volume production at the end of 2010 to the new lower cost SiRFStarIV device described above.

Mobile underlying operating loss in 2011 was $12.7 million compared to an underlying operating loss of $23.8 million in 2010 (2009: underlying operating profit of $7.4 million). The reduced Mobile underlying operating loss in 2011 was as a result of reduced investment in handset product development. The underlying operating loss in 2010 as compared to a profit in 2009 was as a result of reductions in revenue.

Legacy

Revenue from the Legacy Products group, which includes the parts of the acquired Zoran business where we have now ceased investment, represented 6% of our total revenue in 2011.

On 12 December 2011 we announced that we would discontinue investment in the DTV SoCs and silicon tuner business lines. Zoran had previously discontinued investment in the related areas of DVD players and Set Top Box SoCs. This decision was made to enable focus on areas where we have a leadership position and the ability to deliver differentiated platforms and solutions.

We expect this business to continue to generate revenue in the short term.

The Legacy Products group made an underlying operating loss in 2011 of $10.6 million.

Directors’ report

Business and financial review continued

Our Financial Performance

The following table summarises our income statement:

	2011 $ million	2010 $ million	2009 $ million
Revenue	845.2	800.6	601.4
Other cost of sales	(424.0)	(418.4)	(327.1)
Amortisation of acquired intangible assets	(8.2)	(5.7)	–
Fair value adjustment to inventory	(28.2)	–	(6.0)
Gross profit	384.8	376.5	268.3
Other research and development expenses	(228.6)	(189.2)	(155.5)
Share-based payment charges	(7.7)	(5.7)	(6.8)
Amortisation of acquired intangible assets	(5.5)	(5.0)	(7.4)
Total research and development expenses	(241.8)	(199.9)	(169.7)
Other sales, general and administrative expenses	(143.4)	(114.1)	(85.9)
Share-based payment charges	(6.5)	(4.0)	(3.8)
Amortisation of acquired intangible assets	(4.9)	(3.5)	(2.0)
Integration and restructuring expenses	(33.7)	(1.1)	(12.2)
Acquisition-related fees	(13.0)	(0.4)	(10.6)
Litigation settlement	–	(59.8)	–
Patent settlement	(6.0)	–	–
Litigation settlement income	14.5	–	–
De-recognition of contingent consideration	1.6	–	–
Total sales, general and administrative expenses	(191.4)	(182.9)	(114.5)
Operating loss	(48.4)	(6.3)	(15.9)
Investment revenue	1.6	0.8	1.9
Finance costs and other gains and losses	(4.7)	(0.2)	(0.2)
Loss before tax	(51.5)	(5.7)	(14.2)
Tax	85.4	22.3	2.9
Profit (loss) for the period	33.9	16.6	(11.3)

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

•

“Underlying gross profit” which represents “Revenue” less “Other cost of sales” in the table above, and excludes “Amortisation of acquired intangible assets” and “Fair value adjustment to inventory” recorded before “Gross Profit” in the table above;

•	“Underlying cost of sales” which represents “Other cost of sales”;

•	“Underlying operating profit” which represents “Underlying gross profit” after deduction of “underlying research and development” and “underlying sales, general and administrative expenses”;

•

“Underlying net profit” which represents “underlying operating profit”, plus investment income, less finance costs, excluding the unwinding of the discount on the litigation liability and tax, excluding the tax effects of the adjustments made to underlying operating profit and the recognition of deferred tax assets for acquired tax losses;

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

Underlying cost of sales, underlying gross profit, underlying gross margin, underlying research and development expenses, underlying sales, general and administrative expenses, underlying operating profit, underlying tax, underlying net profit, free cash flow and underlying diluted earnings per share are non-GAAP measures. We comment on these in detail here because they are the way in which we measure our business internally, they form the basis for management’s performance targets and resource allocation decisions and we use them to determine and manage the long term growth of the business. We present and discuss these measures in order to:

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

Beginning on page 14 we provide a reconciliation of each measure to the nearest IFRS measure: underlying operating profit to IFRS operating profit, underlying gross profit to IFRS gross profit, underlying gross margin to IFRS gross margin, underlying net profit to IFRS net (loss) profit, underlying operating expenses to IFRS operating expenses, underlying tax to IFRS tax underlying diluted earnings per share to diluted earnings per share and free cash flow to cash generated by operations.

In each of the underlying measures we add back the amortisation and impairment of acquired intangible assets, including goodwill. Our revenue is driven by the performance of our technology and our customer relationships, some of which is internally generated and some of which has been acquired. The acquired technologies and customer relationships are assigned a finite life and result in an amortisation charge being recorded in arriving at operating profit. There are no similar charges associated with our internally generated technology and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding amortisation of acquired intangible assets and goodwill impairment from our measures of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis. We also add back the fair value adjustments to inventory recognised on our acquisitions of Zoran and SiRF. Our gross profit is driven by our selling prices and the cost of manufacture. The acquired inventory is stated at fair value in accordance with IFRS3, which leads to lower gross margins than would be expected were the inventory to have been manufactured and valued in the normal way. We believe the underlying gross margin therefore gives useful information about the operating performance and allows easier comparison around performance compared to prior periods.

From time to time events occur which due to their size or nature are considered separately when discussing the trading performance of the Group. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the operating profit and results for the year. Therefore any gains and losses on such items are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood. Where items are excluded from the underlying results we provide additional information on these items to enable a full understanding of the events and their financial impact. Examples of such items are the fair value adjustments to inventory in 2011 and 2009 in connection with the Zoran and SiRF acquisitions, the litigation and patent settlements in 2011 and 2010, acquisition related fees incurred in 2011 and 2009 in connection with the Zoran and SiRF acquisitions and integration and restructuring fees in 2011 and 2009 following the Zoran and SiRF acquisitions.

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

Directors’ report

Business and financial review continued

Caution

CSR cautions that, whilst we have defined underlying cost of sales, underlying gross profit, underlying gross margin, underlying research and development expenses, underlying sales, general and administrative expenses, underlying operating profit, underlying tax, underlying net profit, free cash flow and underlying diluted earnings per share, they are not defined terms under IFRS or other GAAP and therefore these definitions should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice from other similarly titled measures presented by other companies and therefore these measures may not be fully comparable between companies. In particular:

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

Underlying measures

The table below gives a reconciliation of “underlying gross profit” to the heading “Gross profit for the period”, “underlying research and development expenses” to the heading “total research and development expenses”, “underlying sales, marketing and administrative expenses” to the heading “total sales, marketing and administrative expenses”, “underlying operating profit” to the heading “Operating (loss) profit for the period”, “underlying net profit” to the heading “profit (loss) for the period”, “underlying tax” to the heading “tax” and “underlying diluted earnings per share” to the heading “diluted earnings per share” as presented on the consolidated income statement in the financial statements for the three years presented in the income statement.

52 weeks ended 30 December 2011	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	384,735	45.5	(241,763)	(191,337)	(48,365)	(51,464)	85,330	33,866	0.19
Amortisation of intangibles	8,224	1.0	5,525	4,932	18,681	18,681	(5,592)	13,089	0.07
Fair value adjustment to inventory	28,187	3.3	–	–	28,187	28,187	(10,990)	17,197	0.09
Share based payment charges	–	–	7,665	6,465	14,130	14,130	242	14,372	0.08
Acquisition fees	–	–	–	13,004	13,004	13,004	–	13,004	0.07
Integration and restructuring	–	–	–	33,721	33,721	33,721	(8,554)	25,167	0.14
Litigation settlement	–	–	–	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	–	–	–	6,000	6,000	6,000	(1,590)	4,410	0.02
De-recognition of contingent consideration	–	–	–	(1,620)	(1,620)	(1,620)	–	(1,620)	(0.01)
Unwinding of discount on litigation settlements	–	–	–	–	–	2,525	(669)	1,856	0.01
Recognition of tax losses brought forward	–	–	–	–	–	–	(76,152)	(76,152)	(0.42)
Loss on close period share buyback	–	–	–	–	–	338	–	338	–
Underlying	421,146	49.8	(228,573)	(143,367)	49,206	48,970	(12,162)	36,808	0.20

52 weeks ended 31 December 2010	Gross Profit	Gross Margin	R & D Expense	SG&A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	376,578	47.0	(199,927)	(182,904)	(6,253)	(5,705)	22,331	16,626	0.09
Amortisation of intangibles	5,663	0.7	4,980	3,494	14,137	14,137	–	14,137	0.08
Share based payment charges	–	–	5,760	4,062	9,822	9,822	2,586	12,408	0.07
Acquisition fees	–	–	–	397	397	397	(57)	340	–
Integration and restructuring	–	–	–	1,085	1,085	1,085	(293)	792	–
Litigation settlement	–	–	–	59,788	59,788	59,788	(14,792)	44,996	0.25
Recognition of tax losses brought forward	–	–	–	–	–	–	(11,928)	(11,928)	(0.06)
Underlying	382,241	47.7	(189,187)	(114,078)	78,976	79,524	(2,153)	77,371	0.43

52 weeks ended 1 January 2010	Gross Profit	Gross Margin	R & D Expense	SG&A Expense	Operating (loss) profit	(Loss) profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	268,300	44.6	(169,713)	(114,501)	(15,914)	(14,242)	2,933	(11,309)	(0.07)
Fair value adjustment to inventory	6,010	1.0	–	–	6,010	6,010	–	6,010	0.03
Amortisation of intangibles	–	–	7,488	1,979	9,467	9,467	(336)	9,131	0.06
Share based payment charges	–	–	6,763	3,818	10,581	10,581	–	10,581	0.07
Acquisition fees	–	–	–	12,227	12,227	12,227	(1,655)	10,572	0.07
Integration and restructuring	–	–	–	10,572	10,572	10,572	(1,766)	8,806	0.05
Release of subsidiary deferred tax assets	–	–	–	–	–	–	2,947	2,947	0.02
Underlying	274,310	45.6	(155,462)	(85,905)	32,943	34,615	2,123	36,738	0.23

Underlying diluted earnings per share is calculated as underlying net profit as shown above divided by the weighted average number of diluted shares as shown below.

The table below gives a reconciliation of diluted shares to the diluted shares used in calculating earnings per share as presented on the consolidated income statement in the financial statements for the three years presented in the income statement. The numbers differ for 2009 and 2008 as in the loss per share calculation presented for those periods, share options are not dilutive, however they are dilutive for underlying dilutive earnings per share as underlying earnings represented a profit in both these years. There is no difference in the number of dilutive shares for 2011, 2010, 2007, 2006, 2005 and 2004.

	52 weeks ended 30 December 2011 Number of shares	52 weeks ended 31 December 2010 Number of shares	52 weeks ended 1 January 2010 Number of shares
Weighted average number of shares used in diluted earnings per share calculations	181,393,972	181,033,874	153,927,671
Effect of dilutive potential ordinary shares – share options	–	–	3,520,499
Weighted average number of shares used in underlying diluted earnings per share calculations	181,393,972	181,033,874	157,448,170

Free cash flow

Free cash flow is calculated as cash generated by operations (as per the consolidated cash flow statement in the financial statements) less expenditure on tangible and intangible assets (not including those acquired through acquisition) in the 52 week period (as shown on the cash flow statement).

The table below gives a reconciliation of “free cash flow” to the heading “cash generated by operations” as presented on the consolidated cash flow statement here for the three years presented in the cash flow statement. The calculations for 2004, 2005, 2006 and 2007 which are utilised in the Key Performance Indicator section for calculation of free cash flow are performed on a consistent basis.

	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000	52 weeks ended 1 January 2010 $’000
Cash generated by operations	16,153	70,579	50,280
Less:
Purchase of property, plant and equipment	(14,573)	(7,750)	(7,528)
Purchase of intangible assets	(4,245)	(6,771)	(5,799)
Free cash flow	(2,665)	56,058	36,953

Directors’ report

Business and financial review continued

The following table presents revenue, cost of sales, underlying cost of sales, gross profit, underlying gross profit, total research and development expenses, underlying research and development expenses, total sales, general and administrative expenses, underlying sales, general and administrative expenses, operating loss and underlying operating profit, all in absolute terms and as a percentage of revenue, for 2011 and 2010:

	2011		2010
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change
Revenue	845.2	100.0	800.6	100.0	44.6	5.6
Cost of sales	460.4	54.5	424.0	53.0	36.4	8.6
Underlying cost of sales	424.0	50.2	418.4	52.3	5.6	1.3
Gross profit	384.8	45.5	376.6	47.0	8.2	2.2
Underlying gross profit	421.2	49.8	382.2	47.7	39.0	10.2
Research and development expenses	241.8	28.6	199.9	25.0	41.9	21.0
Underlying Research and development expenses	228.6	27.0	189.2	23.6	39.4	20.8
Sales, general and administrative expenses	191.4	22.6	182.9	22.8	8.5	4.6
Underlying sales, general and administrative expenses	143.4	17.0	114.1	14.3	29.3	25.7
Operating loss	(48.4)	(5.7)	(6.3)	(0.8)	(42.1)	668.3
Underlying operating profit	49.2	5.8	78.9	9.9	(29.7)	(37.6)

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

	2010		2009
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change
Revenue	800.6	100.0	601.4	100.0	199.2	33.1
Cost of sales	424.0	53.0	333.1	55.4	90.9	27.3
Underlying cost of sales	418.4	52.3	327.1	54.3	91.3	27.9
Gross profit	376.6	47.0	268.3	44.6	108.3	40.4
Underlying gross profit	382.2	47.7	274.3	45.6	107.9	39.3
Research and development expenses	199.9	25.0	169.7	28.2	30.2	17.8
Underlying Research and development expenses	189.2	23.6	155.5	25.9	33.7	21.7
Sales, general and administrative expenses	182.9	22.8	114.5	19.0	68.4	59.7
Underlying sales, general and administrative expenses	114.1	14.3	85.9	14.3	28.2	32.8
Operating loss	(6.3)	(0.8)	(15.9)	(2.6)	9.6	(60.4)
Underlying operating profit	78.9	9.9	32.9	5.5	46.0	139.8

Revenue Our revenue in 2011 increased to $845.2 million representing a 5.6% increase on 2010 revenue ($800.6 million). In August 2011, we acquired Zoran, which contributed $111.4 million to the reported revenue. Had Zoran been acquired on the first day of 2011, it would have contributed a total of $340.4 million of revenue in the year. Excluding the contribution from Zoran, revenues fell by 8.3%, which was due to a combination of declines in PND (within the Automotive business group) and handset (within the Mobile business group) revenues, which were partially offset by growth in the Home business group. These are described further in the “segment analysis” section on pages 9 to 11.

Volume weighted average selling prices (excluding Zoran) declined by around 10% year-on-year, in line with normal expectations. The declines were most significant in the Mobile business group; in handset GPS products, there was a 75% increase in shipment volumes year on year as a result of customer adoption of our innovative SiRFStarIV location device, which offered significant size, performance and cost benefits over SiRFStarIII, however due to the lower cost and therefore selling price of this device, there was a small overall fall in handset GPS revenues. The trend for declining ASPs is well established in the industry, as products mature, and this is expected to continue. To mitigate this decline, we are planning a combination of new product introductions (which can command a higher ASP for new features) and we expect an increased demand for certain of our products due to market growth and customer wins.

Our revenue in 2010 increased to $800.6 million representing a 33.1% increase on 2009 revenue ($601.4 million). During 2009, we acquired SiRF which, had it been acquired on the first day of 2009, would have contributed a total of $212.5 million of GPS revenue in the year. In 2010, we recorded a full year of GPS revenues totaling $273.9 million. The remaining growth was driven by our legacy Bluetooth business.

The increase in revenue was achieved despite the volume-weighted average selling price across all products declining by 1% from 2009 to 2010. Volume weighted average selling prices declined for both Bluetooth and GPS products; however, these declines were substantially offset by the higher proportion of revenues from GPS products which have a higher average selling price (although they are subject to the trend for decline described above).

During 2010, we saw particularly strong growth in our automotive and PND and audio and consumer businesses, which are described further below. This positive impact was offset to an extent by weakness in our handset business, where our lack of penetration in smartphones and the related trend favouring combination devices which meant that the handset business was able to achieve only modest growth.

Geographical analysis We operate in four principal geographic areas – the UK, the rest of Europe, the Americas (particularly the USA) and Asia. The table below provides, for the periods indicated, our revenue from external customers by geographical location, on the basis of customers’ manufacturing location:

	52 weeks ended 30 December 2011 $ million	52 weeks ended 31 December 2010 $ million	52 weeks ended 1 January 2010 $ million
UK	0.2	6.6	0.3
Rest of Europe	60.5	110.2	69.2
USA (including the Americas)	89.5	92.3	62.5
Asia	695.0	591.5	469.4
Total	845.2	800.6	601.4

Major customers The proportion of revenue derived from our top ten customers has fallen to 46% from 50% in 2010 (2009: 54%). Recent acquisitions as well as growth in the Automotive and Home segments, where there are a higher proportion of smaller customers, have brought increased diversity to our customer base and continued to reduce our dependency on a small number of key customers.

Sales to our largest customer accounted for approximately 10% of revenue (approximately $87.3 million) in 2011, compared with 14% of revenue (approximately $115.2 million) in 2010 and 11% of revenue ($67.8 million) in 2009. In 2011 and 2010, only our largest customer exceeded 10% of revenue in the period. In 2009, sales to our second largest customer also contributed nearly 11% of revenue or approximately $63.9 million. In 2011, revenue from our top five customers represented 38% of total revenue, as compared to 42% in 2010 and 43% in 2009.

Gross profit Gross profit consists of revenue less cost of sales which mainly consists of the production cost of our semiconductor chips, inventory provision charges, warranty costs, distribution costs, amortisation of intangible assets and the fair value adjustment to inventory. In 2011, our gross margin, which is the ratio of gross profit to revenue decreased to 45.5%, from 47.0% in 2010. In absolute terms, gross profit increased from $376.6 million in 2010 to $384.7 million in 2011, an increase of 2.2%.

Gross profit is stated after charging $28.2 million of fair value adjustments to inventory which represented the release of the uplift on acquisition to the Zoran inventory from cost to fair value. In addition it is after charging $8.2 million of amortisation of intangible assets (2010: $5.7 million) which were recognised on the acquisitions of Zoran in 2011 and SiRF in 2009 and related to developed products which are being sold. Excluding these charges, the underlying gross margin for 2011 was 49.8%.

In 2010, our gross margin increased to 47.0% from 44.6% in 2009, predominantly due to the increased proportion of GPS revenues as a result of the inclusion of a full year of GPS revenues, and the mix away from the Mobile business group to the other segments which generally have a higher gross margin. In absolute terms, gross profit increased to $376.6 million from $268.3 million in 2009, an increase of 40.4%.

The underlying gross margin increased to 49.8% in 2011 from 47.7% in 2010 reflecting overall mix away from the Mobile business group towards the Home business group which has higher gross margins and growth in gross margins in the Home business group due to a higher proportion of higher margin stereo headset revenues. The addition of the Zoran businesses contributed an increase of 0.4% in the year to our overall gross margin.

Research and development R&D is further broken down into underlying research and development, share-based payment charges and amortisation of acquired intangible assets. Underlying R&D consists primarily of staff costs, engineering costs and depreciation. The following table sets forth the primary components of R&D expenses during 2011 and 2010:

	2011		2010		2011 vs. 2010
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase $million	% change
Research and development
Underlying research and development	228.6	27.0	189.2	23.6	39.4	20.8
Share-based payment charges	7.7	0.9	5.7	0.8	2.0	35.1
Amortisation of acquired intangible assets	5.5	0.7	5.0	0.6	0.5	10.0
Total	241.8	28.6	199.9	25.0	41.9	21.0

In 2011, R&D costs were $241.8 million, a 21.0% increase from the $199.9 million in 2010.

Directors’ report

Business and financial review continued

Underlying R&D expenditures in 2011 were $228.6 million, an increase of 20.8% compared to $189.2 million in 2010. This increase was mainly due to the inclusion of Zoran R&D costs of $33.0 million following the acquisition on 31 August 2011. Excluding Zoran, R&D costs increased by 3%.

The acquisition of Zoran led to average R&D headcount increasing to 1,422 in 2011 from 1,052 in 2010. Combined R&D headcount as at the completion of our acquisition of Zoran was 1,997, which had fallen to 1,979 by the end of the year due to the implementation of cost reduction initiatives announced at the time of the acquisition of Zoran.

Share-based payment charges increased by $2.0 million from 2010 to 2011, mainly due to the acquisition of Zoran.

The increase in amortisation of acquired intangible assets was due to the assets recognised on the acquisition of Zoran.

In 2012 we will include a full year of Zoran costs; however this will be partially offset by the cost savings resulting from the previously announced discontinuance of investment in digital television systems on a chip and silicon tuners.

The following table sets forth the primary components of R&D expenses during 2010 and 2009:

	2010		2009		2010 vs. 2009
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $million	% change
Research and development
Underlying research and development	189.2	23.6	155.5	25.9	33.7	21.7
Share-based payment charges	5.7	0.8	6.8	1.1	(1.1)	(16.2)
Amortisation of acquired intangible assets	5.0	0.6	7.4	1.2	(2.4)	(32.4)
Total	199.9	25.0	169.7	28.2	30.2	17.8

In 2010, R&D costs were $199.9 million, a 17.8% increase from $169.7 million in 2009.

Underlying R&D expenditures in 2010 were $189.2 million, an increase of 21.7% compared to $155.5 million in 2009. The increase was due to the inclusion of a full year of costs following the acquisition of SiRF in 2009, which was offset by the impact of synergies arising in the second half of 2009 as a result of the combination of the CSR and SiRF R&D departments and the investment in increased headcount in 2010 as we sought to enhance our development capability in specific areas, particularly in Wi-Fi. The combination of the acquisition of SiRF and these targeted personnel additions led to average R&D headcount increasing to 1,041 in 2010 from 811 in 2009. Combined R&D headcount as at the completion of our acquisition of SiRF was 1,014.

We also spent approximately $9 million in 2010 on intellectual property for inclusion in some of our next generation of System on Chip products where customers demanded increased processor power.

Share-based payment charges decreased by around $1 million from 2009 to 2010, mainly due to changes in our assessments of the likely achievement against performance targets.

The decline in amortisation of acquired intangible assets was a combination of the inclusion of a full year of amortisation for the assets recognised on the acquisition of SiRF in 2009, which was more than offset by the allocation of amortisation to cost of sales.

Sales, general & administrative Sales, General & Administrative (SG&A) consists of total sales, general and administrative expenses; which is further broken down into underlying sales, general and administrative expenses, amortisation of acquired intangible assets, share-based payment charges, acquisition related fees, patent settlement, integration and restructuring expenses and litigation dispute settlement costs, net of litigation settlement income and derecognition of contingent consideration.

The following table presents the components of SG&A during 2011 and 2010:

	2011		2010		2011 vs. 2010
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $million	% change
Sales, general and administrative
Underlying sales, general and administrative expenses	143.4	17.0	114.1	14.3	29.3	25.7
Amortisation of acquired intangible assets	4.9	0.6	3.5	0.4	1.4	40.0
Share-based payment charges	6.5	0.8	4.0	0.5	2.5	62.5
Integration and restructurings	33.7	4.0	1.1	0.1	32.6	2,963.6
Litigation settlement	–	–	59.8	7.5	(59.8)	(100.0)
Acquisition-related fees	13.0	1.5	0.4	–	12.6	3,150.0
Patent settlement	6.0	0.7	–	–	6.0	–
Litigation settlement income	(14.5)	(1.7)	–	–	(14.5)	–
De-recognition of contingent consideration	(1.6)	(0.2)	–	–	(1.6)	–
Total	191.4	22.6	182.9	22.8	8.5	4.6

Sales, general and administrative costs in 2011 were $191.4 million, representing a 4.6% increase from $182.9 million in 2010. This increase reflects the inclusion of $30.8 million of Zoran underlying expenses (other Zoran expenses are mainly included within the integration and restructuring costs of $33.7 million as they related to the restructuring) for the period post the acquisition which completed on 31 August 2011, integration costs of $33.7 million, acquisition related fees of $13.0 million and patent settlement costs of $6.0 million. These more than offset the de-recognition of the APTx contingent consideration of $1.6 million as milestones were not met, the year on year reduction resulting from the 2010 litigation settlement charge of $59.8 million in 2010, which was the result of the comprehensive settlement of all outstanding litigation with Broadcom, as explained further below and following our legal settlement with Broadcom Corporation, announced on 11 January 2011, we negotiated a legal recovery of $14.5m from a third party in favour of CSR. No further recoveries in favour of CSR toward the Broadcom settlement are anticipated.

Integration and restructuring charges in 2010 of $1.1 million related to the closure of our Stockholm office in the fourth quarter of 2010, and mainly represented employee severance costs.

Underlying sales, general and administrative expenses were $143.4 million; representing a 25.7% increase compared to 2010 underlying sales, general and administrative expenses of $114.1 million. This increase was as a result of the Zoran expenses mentioned above of $30.8 million, which more than offset the lower litigation costs following the settlement of the Broadcom litigation at the end of 2010. Headcount increased to an average of 611 in 2011 from the 2010 average headcount of 422, with the majority of the growth coming from the acquisition of Zoran. Combined SG&A headcount immediately following the Zoran acquisition was 1,276, although this had fallen to 966 by the end of 2011 as a result of the implementation of cost saving programmes.

The following table presents the components of SG&A during the 2010 and 2009 fiscal years:

	2010		2009		2010 vs. 2009
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $million	% change
Sales, general and administrative
Underlying sales, general and administrative expenses	114.1	14.3	85.9	14.3	28.2	32.8
Amortisation of acquired intangible assets	3.5	0.4	2.0	0.3	1.5	75.0
Share-based payment charges	4.0	0.5	3.8	0.6	0.2	5.3
Integration and restructuring	1.1	0.1	12.2	2.0	(11.1)	(91.0)
Litigation settlement	59.8	7.5	–	–	59.8	–
Acquisition-related fees	0.4	–	10.6	1.8	(10.2)	(96.2)
Total	182.9	22.8	114.5	19.0	68.4	59.7

Sales, general and administrative costs in 2010 were $182.9 million, representing a 59.7% increase from $114.5 million in 2009. The most significant reason for the increase was the litigation dispute settlement charge of $59.8 million, at the end of 2010.

The settlement charge was the result of the comprehensive settlement on 10 January 2011 of all outstanding litigation with Broadcom. The settlement includes all litigation ongoing between SiRF and Broadcom at the time of the acquisition of SiRF by CSR in June 2009. The terms included a covenant by each party, expiring in January 2016, not to sue the other or any third parties, including the other’s customers, for infringement based on the use of the other’s products.

In connection with this comprehensive settlement, CSR agreed to make an initial payment of $5 million and payments of $12.5 million per year for five years. This was recorded in the 2010 results at the net present value of $59.8 million. Prior to the commencement of mediation in December 2010 the amount of any liability was not readily estimateable and no cash outflow was considered probable.

Underlying sales, general and administrative expenses were $114.1 million; representing a 32.8% increase compared to 2009 underlying sales, general and administrative expenses of $85.9 million. This increase was as a result of higher

Directors’ report

Business and financial review continued

litigation costs, principally in connection with the work prior to settlement of the litigation with Broadcom and the inclusion of a full year of SiRF costs, although these were partially mitigated by the synergies achieved in the second half of 2009 (2010 average headcount: 422, 2009 average headcount 356). Combined SG&A headcount immediately following the SiRF acquisition was 430.

Integration and restructuring charges in 2010 of $1.1 million related to the closure of our Stockholm office in the fourth quarter of 2010, and mainly represented employee severance costs. In 2009, we incurred integration and restructuring costs of $12.2 million which related to the reorganisation following the acquisition of SiRF.

There was a charge of $3.5 million (2009: $2.0 million) for the amortisation of acquired intangible assets, which related to the amortisation of customer relationships and trade names recognised on the acquisition of SiRF.

This increase in SG&A expenditures was offset by decreases in acquisition-related fees of $10.2 million as we incurred $10.6 million on the acquisition of SiRF in 2009, whereas we only incurred $0.4 million on the acquisition of APT Licensing Limited in 2010.

Whilst 2012 will include a full year of Zoran operating costs, we expect this to be offset by the impact of the synergy, rightsizing and closure of the DTV system on a chip and silicon tuner business cost saving programmes we have announced during 2011.

The cost reductions expected as a result of these and other efficiency measures (including the synergy and rightsizing savings) total $130 million (including $15 million of cost of sales savings) arising from the Zoran transaction. We therefore currently expect underlying operating costs, excluding all restructuring charges, to be in the range of $420 million to $430 million on an annualized basis during the second half of 2012, with full year 2012 underlying operating costs of $430 million to $440 million, with the savings spread across R&D and SG&A.

Operating result The operating loss for 2011 was $48.4 million compared to a loss of $6.3 million in 2010. The increased loss was primarily the result of the costs relating to the acquisition of Zoran; as well as the inclusion of the loss for the Zoran businesses for the period post acquisition.

The operating margin in 2011 (including the operating expense items noted above) was a loss of 0.8% compared to a loss of 2.6% in 2010.

Underlying operating profit for 2011 was $49.2 million compared to $78.9 million for 2010. The underlying operating margin for 2011 was 5.8% compared to 9.9% in 2010.

The operating loss for 2010 was $6.3 million compared to a loss of $2.6 million in 2009. Underlying operating profit for 2010 was $78.9 million compared to an underlying operating profit of $32.9 million in 2009.

Investment revenue Our investment income primarily represents interest earned on our cash and cash equivalents and treasury deposits. During 2011, we had a monthly average of $361.8 million in cash, cash equivalents and treasury deposits, which represents a decrease of 16% from the monthly average of $429.1 million in 2010. A major reason for the decrease was the net cash outflow of $93.3 million on the acquisition of Zoran, as well as the share buyback undertaken in 2011 of $47.5 million.

Investment income increased to $1.6 million in 2011 from $0.8 million in 2010.

Investment income decreased to $0.8 million in 2010 from $1.9 million in 2009: although the base rates in the UK and US remained unchanged, there were a significant number of longer term deposits placed in 2008 before the rates began to decline, which matured in the early part of 2009 and increased the investment income in that year above the level indicated by base rates.

Finance costs, exchange gains and losses and other gains and losses Finance costs consist of interest expense and similar charges and unwinding of discount on contingent consideration. Exchange losses relate to foreign exchange losses. Other gains and losses consist of changes in the fair value of investments designated as fair value through profit or loss on initial recognition. Our finance costs amounted to $4.7 million in 2011, an increase of $4.4 million compared to $0.2 million in 2010. The major reasons for the increase were the unwinding of the discount on the Broadcom litigation accrual of $2.5 million and foreign exchange losses on non-USD cash balances of $0.7 million.

Our finance costs, exchange losses and other gains and losses amounted to $0.2 million in 2010, a small increase compared to $0.2 million in 2009.

Taxation

The tax credit for 2011 was $ 85.4 million, compared to a credit of $22.3 million in 2010. This results in an effective tax rate of -166% for the year.

The credit mainly resulted from the recognition of deferred tax assets related to losses and other temporary differences. This included $16 million in respect of the previously unrecognised losses acquired with Cambridge Positioning Systems Limited in 2007, which were agreed with HMRC, the UK tax authority, in 2011 and $62 million in respect of US losses and temporary timing differences (originally arisen in the SiRF and Zoran businesses) which have been recognised following a review of the groups future profitability after the discontinuance of investment in low-margin areas of digital television system-on-a-chip and silicon tuners. There was also a $6.9 million R&D tax credit in the UK which will result in additional UK tax losses which will be carried forward against future years’ profits.

Our effective tax rate was also negatively impacted by losses in Israel in the period following the acquisition of Zoran for which we have not recognised the future tax benefit of the losses due to the history of tax losses in Israel.

The underlying effective tax rate for 2011 was 24.5%, which differed from the average UK statutory rate of 26.5% due mainly to the additional deduction for the R&D tax credit ($6.9 million – 14%); the impact of higher tax rates on our US profits and the impact of the unrecognized deferred tax asset on Israeli losses in the period as described above.

The underlying effective tax rate excludes the impact of the loss recognition and the tax impacts of items not included within our underlying profit before tax measure.

The tax credit for 2010 was $22.3 million representing an effective tax rate of 391%, compared to a credit of $2.9 million in 2009. The significant credit resulted from the recognition of tax losses acquired with SiRF in 2009.

In his budget of 22 June 2010, the Chancellor of the Exchequer announced Budget tax changes, which, if enacted in the proposed manner, will have a significant effect on the group’s future tax position. One change proposed was a decrease in the rate of corporation tax to 24%, in 1% increments each year. On 21 July 2010, the first planned reduction, to 27%, was substantially enacted in the Finance Act 2010. Further rate reductions to 26% and 25% were substantially enacted on 29 March 2011 and 5 July 2011 respectively with a further planned reduction in the rate of corporation tax to 23% from April 2014. The effect of this decrease in the tax rate to 23% on the Group’s deferred tax assets has been assessed and the impact is $2,675,547 (2010: $844,000). The budget also proposed a decrease in the capital allowance rates available on plant and machinery and integral fixtures from 20% to 18% and 10% to 8% respectively from 1 April 2012. The changes, now enacted by the Finance Act 2010 will impact the amount of the future cash tax payments to be made by the Group. In 2011, $nil (2010: $7.4 million) of current tax benefit has been agreed with the tax authorities for the share option gains of a former employee and recognised in equity.

Profit (loss) for the period We recorded a profit of $33.9 million in 2011, compared to a profit of $16.6 million in 2010. This increase in our profit was mainly due to the recognition of tax assets, which more than offset the increase in our loss before tax. Underlying profit decreased to $36.8 million in 2011 from $77.4 million in 2010.

We recorded a profit of $16.6 million in 2010, compared to a loss of $11.3 million in 2009. This increase in our profit was mainly due to the recognition of deferred tax assets as we recorded a larger loss before tax in 2010 as compared to 2009. Underlying profit increased to $77.4 million in 2010 from $36.7 million in 2009.

Earnings per share Basic and diluted earnings per share were $0.19 for 2011, compared to a basic and diluted loss per share of $0.09 for 2010. Underlying diluted earnings per share for 2011 was $0.20 per share, a decrease of 53%, compared to $0.43 per share for 2010.

The major factor leading to an increase in the basic and diluted earnings per share in 2011 compared to 2010 was the tax credit described above.

Financial position

	30 December 2011 $ million	31 December 2010 $ million
Non-current assets
Goodwill	332.7	224.7
Other intangible assets	127.7	36.1
Property, plant and equipment	34.5	28.4
Investments	3.6	1.0
Deferred tax asset	118.4	28.1
	617.1	318.3
Current assets
Inventories	120.3	85.3
Derivative financial instruments	0.1	1.9
Trade and other receivables	135.6	112.6
Treasury deposits and investments	65.9	267.8
Cash and cash equivalents	211.9	172.3
	533.9	639.9
Total assets	1,151.0	958.2
Current liabilities	(221.3)	(134.7)
Non-current liabilities	(51.8)	(48.9)
Total liabilities	(273.1)	(183.6)
Net assets	877.9	774.6

Goodwill The goodwill arose on the acquisitions of Zoran (provisional) in 2011, aptX in 2010, SiRF in 2009, CPS and NordNav in 2007 and Clarity and UbiNetics during 2005. The balance of $ 332.7 million as of 30 December 2011

Directors’ report

Business and financial review continued

represents the goodwill from these acquisitions, excluding UbiNetics where the goodwill was impaired in 2008. The annual impairment review conducted in respect of 2011 did not lead to any impairment of the goodwill balance. For further discussion of the goodwill impairment review and in particular the sensitivities around assumptions for the handset cash generating unit, refer to note 16 in the notes to the consolidated financial statements.

The provisional goodwill of $108.1 million recognised on the acquisition of Zoran during 2011 was allocated to the Home business group (Printers) and the Mobile business group (Cameras) in line with the relative fair value of those cash generating units.

Fixed assets (other intangible assets and property, plant and equipment) Fixed assets at 30 December 2011 were $162.2 million compared to $64.5 million as at 31 December 2010.

Intangible assets of $127.7 million (2010: $36.1 million) included the net book value of purchased developed technology of $51.7 million (2010: $6.8 million); our software licences and purchased intellectual property of $23.7 million (2010: $9.2 million) and customer relationships of $37.4 million (2010: $7.4 million). The net book value of purchased developed technology and customer relationships increased during the year due to the value of intangibles separately identified on the acquisition of Zoran, while the increase in software licences and purchased intellectual property during the year was mainly due to the acquisition of intellectual property rights which protect our core business and enable us to develop additional technologies.

Tangible fixed assets of $34.5 million (2010: $28.4 million) increased due to $12.5 million net book value of assets acquired with Zoran. Other than this increase, depreciation of $20.1 million exceeded additions of $14.9 million. The majority of the balance of our tangible fixed assets is made up of test equipment and IT equipment. During 2011, we continued to mainly invest in test equipment and IT infrastructure to support the growth of the business.

Deferred tax asset The increase in the deferred tax asset to $118.4 million at 30 December 2011 from $28.1 million at 31 December 2010 is mainly the result of the recognition of deferred tax assets related to losses and temporary timing differences the details of which are set out under the ‘Taxation’ section above.

Inventories Inventories at 30 December 2011 stood at $120.3 million, a 41% increase from $85.3 million at 31 December 2010 and represents 94 inventory days (2010: 82 days) of the previous three months’ cost of sales. The increase is due to the inclusion of $22.2 million of Zoran inventory and PND customers notifying us of reductions in orders within the lead-time for production from our suppliers which led to higher than planned inventory balances. This problem has been amplified by lengthening lead times due to the move to more advanced technology nodes and also capacity constraints in the early part of the year at certain suppliers, which forced earlier ordering timings. We aim to keep sufficient inventory to meet the often short customer order lead times in this industry.

Trade and other receivables Trade receivables increased to $98.5 million as at 30 December 2011, from $85.6 million at 31 December 2010. Days’ sales outstanding remained at 40 days. The increase in the trade receivables was due to higher revenue levels at the end of the year following the acquisition of Zoran.

Other receivables increased to $25.3 million as at 30 December 2011, from $20.2 million at 31 December 2010.

Liabilities Our total liabilities increased to $273.1 million at 30 December 2011 from $183.6 million at 31 December 2010.

Accruals and provisions increased, due in large part to restructuring accruals of $12.4 million and a provision of $11 million related to the indemnification of two former directors of Microtune, a company purchased by Zoran in November 2010 who are in ongoing litigation with the SEC.

Contingent consideration of $1.6 million on the acquisition of aptX was reversed in the year as milestones were not met.

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

Cash flows

	52 weeks ended 30 December 2011 $ million	52 weeks ended 31 December 2010 $ million	52 weeks ended 1 January 2010 $ million
Operating cash flows before movements in working capital	11.3	44.1	29.7
Working capital	4.9	26.5	20.6
Taxation	(3.1)	7.6	(0.8)
Grant income	–	0.1	–
Interest paid	(0.5)	(0.7)	(1.3)
R&D tax credit received	–	0.3	2.0
Net cash from operating activities	12.6	77.9	50.2
Treasury management(1)	232.8	(25.4)	(115.8)
Purchase of investments	(2.6)	(1.0)	–
Acquisitions of subsidiaries	(123.9)	(1.9)	66.5
Capital expenditure (purchase of intangible assets and property, plant and equipment)	(18.8)	(14.5)	(13.3)
Other financing activities	4.0	4.3	1.1
Purchases of own shares	(47.5)	(37.5)	–
Payment of dividends	(16.3)	–	–
Net increase (decrease) in cash and cash equivalents	40.3	1.9	(11.3)
(1)	Treasury management is the aggregation of purchase of treasury deposits and sale of treasury deposits.

Cash, cash equivalents and treasury deposits decreased to $277.8 million (including treasury deposits of $65.9 million) at 30 December 2011, from $440.1 million (including treasury deposits of $267.8 million) at 31 December 2010, a decrease of $162.3 million. The difference compared to the inflow of $40.3 million shown in the table above is principally due to net amounts withdrawn from treasury deposit of $202.2 million; these funds were withdrawn from treasury deposits to fund the acquisition of Zoran.

Treasury deposits represent deposits with an initial term of greater than 90 days, which are shown separately from cash and cash equivalents on our consolidated balance sheet.

The decrease of $162.3 million in our cash, cash equivalents and treasury deposits was primarily due to the $93.3 million net cash outflow on the acquisition of Zoran, $47.5 million cash outflow on the purchase of treasury shares during the year (as described below) and $16.3 million of dividend payments.

We announced our intention to buy-back shares in an amount up to $240 million on 18 February 2011 in connection with the initial announcement of the merger with Zoran. We continued purchasing ordinary shares during the first half of 2011 until the revised arrangements for the merger with Zoran were announced. From the start of the year to 9 May 2011, we had purchased 7,796,400 of our ordinary shares for an aggregate of $47.5 million. We have not purchased shares after 9 May 2011.

Net cash from operating activities of $12.6 million in the year was lower than the previous years (2010: $77.9 million; 2009: $50.2 million) due to a combination of payments related to the Broadcom settlement signed at the end of 2010; the costs of the acquisition of Zoran and the related integration and restructuring costs.

During 2010, there was a net increase in cash and cash equivalents of $1.9 million, compared to a decrease of $11.3 million in 2009. Operating cash flow before movements in working capital contributed $44.1 million as compared to $29.7 million in 2009. The difference was mainly due to the reduction in the operating loss.

On 13 September 2010, the Board announced its intention to buy-back ordinary shares in an amount up to $50 million. During 2010, we had purchased 7.1 million of our ordinary shares, which had resulted in a cash outflow of $37.5 million.

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

	2011 $ million	2010 $ million	2011 vs. 2010 % change	2009 $ million	2010 vs. 2009 % change
Other intangible assets	19.3	6.8	183.8	5.9	6.8
Property, plant and equipment	14.9	8.3	79.5	7.7	10.4
Total	34.2	15.1	126.5	13.6	8.8

Our capital expenditure increased to $34.2 million in 2011 from $15.1 million in 2010, an increase of 126.5%.

Directors’ report

Business and financial review continued

The increase in capital expenditures on tangible assets reflects continued investment in test equipment and IT infrastructure to support the growth of the business as well as several facilities expansion programmes. The increase in intangible assets was mainly due to the acquisition of intellectual property rights which protect our core business and enable us to develop additional technologies.

We expect similar levels of capital expenditure in 2012 due to facilities expansion programmes as a result of the merger of Zoran and CSR offices, investment in IT infrastructure to support our enlarged business, test equipment for combination products and further spend related to the move to advanced technology nodes.

Taxation and financing

There was a net cash outflow of $3.1 million related to taxation, which resulted from taxes payable outside the US and UK, where entities within the group are in a tax paying position. Our net tax in 2010 was a cash inflow of $7.6 million, which resulted from carrying back the tax loss in the UK to offset against the 2008 tax paid and obtaining a refund. In 2009 there was a net cash tax inflow of $1.2 million, mainly as a result of the receipt of an R&D tax credit in France.

We have significant tax losses in the UK, US and Israel; therefore the majority of our tax payable over the next few years will relate to taxable profits in other jurisdictions.

There was a cash inflow from other financing of $4.0 million (2010: $4.3 million), mainly as a result of employee share option exercises. In 2009, there was an outflow of $1.1 million, principally due to repayments under finance leases.

Hedge accounting

Substantially all our sales and costs of sale are denominated in US dollars, the functional currency of all the entities within the Group. Approximately 25% of our underlying operating expenses are denominated in pounds sterling.

In order to reduce the volatility of our earnings due to exchange rate fluctuations, we enter into forward foreign exchange contracts to fix an exchange rate for our future pounds sterling-denominated expenditures. We commit to forward contracts between 11 and 15 months in advance, pursuant to our treasury policy. These contracts are accounted for as cash flow hedges and will not affect profit or loss until the period in which the related transaction is recorded or we conclude that it is no longer probable that the hedged transaction will occur. These contracts also form hedges against exchange gains or losses on the related pounds sterling liabilities.

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

As of 30 December 2011, forward contracts were in place that gave an average GBP:USD exchange rate of 1.57 for the coming 11 to 15 months. Historically, the average forward contract rate was as follows: 2011: 1.54; 2010: 1.56; and 2009: 1.93. We expect that with the contracts in place as of 30 December 2011, our sterling denominated expenditures will cost around the same in U.S. dollar terms in 2012.

The fair value asset of the contracts in place as of 30 December 2011 was a liability of $1.4 million which was deferred in hedging reserves. More detail is included in note 22 to the consolidated financial statements.

Capital management and treasury policy

Our policy is to maintain a strong capital base and substantial cash balances so as to maintain customer, creditor, investor and market confidence as well as to sustain future development of the business.

Our main forms of liquid investments in 2011 were bank and money market deposits. We intend to reinvest cash balances in the business either through higher levels of investment in working capital and fixed assets or through merger and acquisition activity, to support our long-term ambitions. We anticipate continuing to return appropriate levels of cash to our shareholders through a combination of our stated dividend policy (see section on Dividend policy below) and through share buybacks, when the directors conclude it is appropriate to do so.

Our issued share capital as of 30 December 2011 was 215,667,851 ordinary shares of 0.1 pence each, an increase of 30,714,539 shares from the 184,953,312 ordinary shares issued as at 31 December 2010, the change was mainly due to the 29,774,144 shares issued on the acquisition of Zoran and employee option exercises.

We had a total of $277.8 million of treasury deposits, cash and cash equivalents at 30 December 2011, a decrease of 37% from the $440.1 million we held at 31 December 2010, primarily as a result of the net outflow of $93.3 million on the acquisition of Zoran and the $47.5 million share buyback.

Neither CSR nor any of its subsidiaries is subject to any externally imposed capital requirements. There are no material restrictions on any of our cash, cash equivalents or treasury deposits which restrict their use or are expected to cause any liquidity issues.

We hold our cash and liquid investments in accordance with the counterparty and settlement risk limits of the treasury policy approved by our Board of Directors. We maintain a policy in the placement of cash deposits and investments with counterparties such that at any one time cash is placed with at least three approved financial institutions. No counterparty with a credit rating of less than Aa3 will be approved; Zoran held some of its cash balances with counterparties with lower ratings and we are reviewing these arrangements. We review the internal control environment regularly, through a rolling plan of internal audits, the results of which are reported to the Audit Committee.

Dividend policy

Given our confidence in our future growth and the Board’s commitment to delivering returns to shareholders via a progressive dividend policy, the Board is recommending a final dividend of $0.071 which together with an interim dividend of $0.032 per ordinary share amounts to $0.103 per ordinary share; an increase of 62.5% in respect of the 2011 financial year. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the annual general meeting to be held on 23 May 2012, the dividend will be paid on 1 June 2012 to shareholders of record on 11 May 2012. The final dividend will be paid in pounds sterling. In respect of the 52 week period ending 30 December 2011, the Company paid an interim dividend of $0.032 (£0.02) per ordinary share on 9 September 2011 to shareholders of record on 19 August 2011.

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

No purchases were made in 2009, 2010 or 2011. Ordinary shares were issued from the EBT in each year to satisfy employee option exercises.

Off-balance sheet arrangements

As of 30 December 2011, we did not have any off-balance sheet arrangements other than the operating leases described in the table below.

Contractual obligations and commitments

As of 30 December 2011 our principal contractual obligations and commitments consisted of amounts payable under finance leases, operating leases, trade and other payables and outstanding purchase obligations.

The following table summarises our contractual obligations and commitments as of 30 December 2011:

	Total $ million	Less than 1 year $ million	1 to 3 years $ million	3 to 5 years $ million	More than 5 years $ million
Finance leases	0.2	0.1	0.1	–	–
Operating leases	109.7	33.4	56.1	13.5	6.7
Trade and other payables[1]	236.8	181.8	31.2	21.8	2.0
Purchase obligations[2]	98.0	98.0	–	–	–
[1]	Trade and other payables includes the litigation settlement of $53.1 million, payable over 4 years.
[2]	Purchase obligations represent non-cancellable purchase orders.

The Group has a defined benefit severance plan in its Israeli subsidiary, refer to note 35 for further details.

Significant changes

There have been no significant changes in the financial or trading position of the Company since 30 December 2011.

Directors’ report

Business and financial review continued

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

Our revenue in 2011 increased to $845.2 million representing a 5.6% increase on 2010 revenue ($800.6 million). In August 2011, we acquired Zoran which contributed $111.4 million to the reported revenue during 2011. Excluding the contribution from Zoran, revenues fell by 8.3%, which was a combination of declines in PND (within the Automotive business group) and handset (within the Mobile business group) revenues, which were partially offset by growth in the Home business group. These are described further in the “segment analysis” section above.

Volume weighted average selling prices (excluding Zoran) declined by around 10% year on year, in line with normal expectations. The declines were most significant in the Mobile business group; in handset GPS products, there was a 75% increase in shipment volumes year on year as a result of customer adoption of our innovative SiRFStarIV location device, which offered significant size, performance and cost benefits over SiRFStarIII, however due to the lower cost and therefore selling price of this device, there was a small overall fall in handset GPS revenues. The trend for declining ASPs is well established in the industry, as products mature and is expected to continue. To mitigate this decline, we are planning a combination of new product introductions (which can command a higher ASP for new features) and we expect an increased demand for certain of our products due to market growth and customer wins.

To measure performance of the business:

Underlying gross margin is used as a measure of the profitability of our sales. Underlying gross margin is the ratio of underlying gross profit to revenue. Underlying gross profit differs from gross profit in that it excludes the amortisation of acquired intangible assets and fair value adjustments to inventory recorded on acquisitions. We aim to maintain our underlying gross margin in the 48-52% range, an increase from our previous target of the 45-50% range. Maintaining underlying gross margin involves a combination of production cost management, minimisation of production overheads and maintaining selling prices by introducing new feature-rich devices which can command a premium selling price.

The underlying gross margin increased from 47.7% in 2010 to 49.8% in 2011 due to growth in gross margins in the Home business group due to a higher proportion of high margin stereo headset business as well as an overall mix away from the Mobile business group towards the Home business group which has higher gross margins. The addition of the Zoran businesses contributed an increase of 0.4% in the year.

A further discussion of gross margin is given in the Financial Performance section above, under the heading “Gross Profit”.

Underlying operating expenses by function; which represents underlying research and development and underlying sales, marketing and administrative expenses is used as a measure of the costs of the underlying business.

We monitor these costs as a percentage of revenue, and aim to maintain underlying R&D cost at or around our target of 23% (previously 20%), and underlying SG&A costs at or around our target of 10%. We have taken action in the current year through the Zoran integration synergies and the closure of the DTV SoC and silicon tuner business, to reduce costs to a level more in line with this target, whilst recognising it may take a number of years to achieve such reductions.

Directors’ report

Business and financial review continued

The cost reductions expected as a result of this and other efficiency measures are in addition to previously announced synergy and rightsizing savings of $55 million arising from the Zoran transaction, and the expected $15 million reduction in cost of goods, which are on track to be achieved by the end of the first quarter 2012. We therefore currently expect underlying operating costs, excluding all restructuring charges, to be in the range of $420 million to $430 million on an annualised basis during the second half of 2012, with full year 2012 underlying operating costs of $430 million to $440 million.

During 2011, the percentage of operating expenses increased from 2010 reflecting the inclusion of Zoran where, prior to the cost saving programmes, the operating expenses as a percentage of revenue were above our targeted levels. We aim to reach the targeted levels over the next few years.

Whilst we aim for these operating targets, and consider them to be achievable, we balance that objective with our view of the appropriate level of operating expense to support the current and future success of the business.

A further discussion of these operating expenses is given in the Financial Performance section above under the headings “Research & Development” and “Sales, General & Administrative”.

Underlying diluted earnings per share is used as a measure of the interest each current share and each potentially dilutive share has in the performance of the business. Underlying diluted earnings per share is calculated as underlying earnings excluding the recognition of tax losses divided by the number of current share and potentially dilutive shares outstanding. Underlying earnings is profit (loss) for the period, add back share-based payment charges, amortisation of acquisition related intangibles, goodwill impairment, acquisition costs, fair value adjustment to inventory, litigation dispute settlement costs, integration and restructuring charges, loss on close period share buyback and unwind of discount on litigation settlement provisions less the litigation settlement income and any tax impacts of these items, taking account of the deductibility or taxability of these items.

Underlying diluted earnings per share in 2011 was $0.20, a decrease of 53% compared to $0.43 in 2010.

The decrease resulted from the decreased revenue in the legacy CSR business, which was not offset by lower operating expenses, further, operating expenses increased as a result of the acquisition of Zoran, and exceeded the gross profit contribution from Zoran, all of which is described in more detail above under the Financial Performance section. Growth of underlying diluted earnings per share is a key performance condition for a number of share option schemes. Vesting depends upon relative growth of earnings per share, adjusted for the UK retail price index (RPI) against targets set at the time of grant. None of these conditions was met for the current or preceding year, due to the declines in underlying diluted earnings per share over the 3 year performance periods.

To measure working capital management:

Inventory turns is used as a measure of the management of inventory levels in the business and represents the number of times inventory turns over in an annual period based on the last three months’ cost of sales of that annual period.

Inventory turns decreased in 2011 to 4 for the period from 4.2 in 2010. 2011 turns were lower, primarily due to PND customers notifying us of reductions in orders within the lead-time for production from our suppliers which led to higher than planned inventory balances. This problem has again been amplified by lengthening lead times due to both the move to more advanced technology nodes and also capacity constraints in the early part of the year at certain suppliers, which forced earlier ordering timings.

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

Directors’ report

Business and financial review continued

Free cash flow is used to represent the cash that we are able to generate from our operations after taking into account cash flows on capital expenditure. We calculate free cash flow as cash generated by operations (as per the notes to the cash flow statement in note 30) less expenditure on tangible and intangible assets (not including those acquired through acquisition) in the 52 week period (as shown on the cash flow statement).

Free cash flow decreased to an outflow of $2.7 million (2010: inflow of $56.1 million), mainly as a result of our higher loss before tax. Further analysis of the Company’s liquidity and also of capital resources is set out on pages 22 to 25.

Average cost per employee for each 52 week period is used as a key performance indicator of the cost of our key resource – people. It is calculated as salary costs, pension costs and social security costs, divided by the monthly average number of employees for the period, with pounds sterling costs converted to US dollars at the forward contract rate in place for that period.

We manage the average cost of our employees carefully and aim to expand and utilise our resources in the most efficient way. We have continued to invest in headcount growth in Asia and much of the acquired Zoran business was located within Asia, with the aim of capitalising on the lower staff costs in the region and the rich pool of talent. The growth in the US was driven by the acquisition of Zoran. We expect to continue to develop our business in all areas, with particular focus on India and China, which not only have a plentiful supply of talented engineers, but are also located near many of our customers in key growth markets.

The annual decrease in 2011 for staff costs was 4.8% and mainly reflects a change in the mix of employee location (with a significant increase in the percentage of employees in Asia – see headcount KPI below).

Headcount as at the end of the 52 week period is used as a non-financial key performance indicator of the resources available in the business and is monitored closely in relation to productivity and research and development output.

Note: Data is given at year end dates.

Headcount has increased from 1,554 at the end of 2010 to 2,945 at 30 December 2011; an increase of 90% (1,391 people). The increase was due to the acquisition of Zoran.

Risk

Governance

The Group has well established risk management and internal control processes for the identification, assessment and management of strategic, operational, financial, compliance and political risks, which management believe have the potential to adversely affect the achievement of the Group’s corporate and strategic objectives.

During each year, executive management report on this process to the Board with interim reports provided to the Audit Committee and Board to ensure consideration of the potential impact of such risks on achieving the Group’s objectives and in maintaining and growing shareholder value.

The Board is also responsible for setting the risk appetite of the Company, recognising that the Group, in the pursuit of its objectives, will accept certain risks whilst also, where possible, mitigate against these risks with the intention to minimise their potential impact.

During the latter part of 2011, as part of its annual review, the Group engaged outside consultants, KPMG LLP to support the identification and prioritisation of risks to the Group. This recognised the added complexities brought about by the acquisition of Zoran and the importance of ensuring that the Group maintains a robust process for identifying and managing its risks. On pages 56 to 58 in the Corporate Governance Report we report on the process for identifying and managing risk.

Responsibilities – framework for identification and management of risk

The Board has overall responsibility for the Group’s risk management process explained above. The Audit Committee reviews the effectiveness of this process through reports it receives from management and where necessary external consultants associated with the identification and progress in implementing mitigation measures. Day to day management of risk is delegated to management, initially through the executive management who are responsible for the implementation and management of risk mitigation activities. The Group operates in a dynamic environment and therefore over time the risks which have the potential to most significantly affect the Group may change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics.

Directors’ report

Business and financial review continued

Board consideration of principal risks

The following paragraphs describe the areas of risk on which management, the Board and the Audit Committee have focused during 2011 and which are expected to be areas of focus in 2012. These are therefore regarded as the principal risks faced by the Group. The Group faces a range of other risks which are described in the section headed ‘Risk Factors’ on pages 39 to 45.

Risk: failing to anticipate changes in the requirements of our customers

In the highly competitive and fast moving environment of technical innovation in which the Group operates, we face the possibility that our own technologies and solutions are superseded by other products that are adopted by our customers, which would harm our competitive position and our business performance. Understanding the trends in the markets in which the Company operates and the requirements of our customers and end users is important if we are to remain competitive. The Group works closely with its customers to understand their future product plans and to identify the innovative features of existing and new technologies that will be attractive to them. During the year, the Board received regular reports on engagement with customers for this purpose.

Risk: failing to provide technological innovation which delivers new products

The Board and management recognise that creating and maintaining a leading position in our chosen markets relies on continuing to provide technological innovation and deliver new products to customers on a timely basis. The Board keeps under review the process for the research, development and launch of new products and technologies from development of an initial concept through to engagement for evaluation by customers, to launch and the securing of design wins. As one such example, the Company is continuing its investment in the development of 40nm GPS technology. Products developed in the 40nm node provide the potential for competitive advantage in the delivery of lower cost, smaller size and enhanced performance platforms to our customers, although the development of such products is highly complex.

Risk: failing to execute targets for delivery of new products

Executing on the stated targets for the delivery of new products to customers is important if the Group is to secure revenues and maintain the strong working relationships with our customers which enable us to create and sustain leading market positions. During the year the Board received and discussed reports provided by executive management on improving processes linked to execution of product development through to market launch. The Board also engaged external consultants to review current practices and report on potential areas for improvement. The Board and executive management will continue to monitor progress in this area through 2012.

Risk: changes in demand for and reduction in the average selling price of our products due to deterioration in global economic conditions

Our products predominantly are, and will continue to be, supplied for incorporation into devices intended for the consumer market. The demand for the Group’s products is affected by global economic conditions. The Board receives regular reports on the performance of each reportable segment which are considered against the overall strategy and objectives of the Group. Where relevant, the Board will be apprised on matters which place the fulfillment of those plans at risk. In response to the worsening economic environment in the latter part of 2011, the Board instituted a thorough review of the Group’s business and cost base. This resulted in the announcement in December 2011 of the decision to discontinue investment in the areas of digital television systems-on-a-chip (DTV SoC) and silicon tuners, acquired as part of the Zoran business, in order to increase the Group’s focus on areas of business where it has leadership positions and the ability to deliver differentiated platforms and products. The Board is mindful of the forecast of a continuing challenging economic environment during 2012 and has instituted with management measures to support timely reporting and analysis of risks to the delivery of the Group’s strategy for each business unit.

The global recession has also resulted in our competitors becoming more aggressive in their pricing practices, whilst more recently new suppliers in developing markets, such as China, have sought to obtain market share by offering alternative products to customers at lower prices. This has and will continue to impact the average selling price for our products, which can affect the profitability of our business. We have in the past reduced, and expect in the future to reduce, the average selling prices of our products in response to competitive pricing pressures, or new product introductions by us or by our competitors, among other factors. We may fail to offset reduced prices by increasing our sales volumes, reducing costs or successfully introducing new products at higher prices. The Board regularly enquires of management on the impact of prevailing economic conditions on the success of individual products, including their prevailing selling prices and the challenge from competitors in their own pricing policies and discusses how the Company maintains awareness of such events, is able to predict them and to respond in supporting the Company’s strategy for given products in particular markets.

Risk: failing to achieve the expected benefits from the integration of Zoran Corporation into the Group

The Board and management recognised that the execution of an effective integration plan would be a key challenge to making a success of the acquisition of Zoran Corporation. Executive and non-executive directors of the Board and management have considerable experience of integrating acquired businesses, which include the acquisition of SiRF in 2009. Drawing on that experience, in addition to the support of external consultants, management developed a detailed integration plan covering not only the steps needed to implement proposals for delivering on synergy targets but also a detailed schedule of objectives and actions to support the achievement of an integrated business of multiple locations worldwide across a wide range of functional disciplines. The Board received detailed reports in advance of completing the acquisition on the integration planning and since completion, the Board has received regular reports on the progress in the integration of CSR and Zoran and also the progress in delivering the synergies against the stated targets.

Risk: failing to retain and develop key employees

For us to be successful it is important that we retain our key employees and continue to provide our employees with the resources and training necessary to support the delivery of the Group’s strategy. CSR and Zoran have experienced significant change, including those associated with events leading up to and following the acquisition of Zoran by CSR as well as subsequent actions taken in connection with restructuring the enlarged business. Executive management and the Board have had due regard to such events on motivating and retaining employees in support of delivering on the Group’s objectives. As a result, considerable focus has been given to effective and timely decision making, of good communications with employees globally as well as smooth transition of the changes. This will remain an area of attention during 2012.

Risk: natural disasters may arise from time to time that may have an adverse effect on the Group’s business

During the course of 2011, the Board considered a number of discrete events as they arose, which were recognised as having the potential to adversely impact the business. For example, following the earthquake and tsunami in Japan in March 2011, the Group established a cross functional response team instituted to engage with customers, work with local representatives and senior employees and suppliers. The Board received reports on the work of this team in order to monitor the effect on the Group’s business. This process demonstrated the effective and prompt response and analysis of events which may arise from time to time.

Risk: failing to protect proprietary information

The Board and management recognise the importance of implementing a considered strategy in respect of intellectual property matters, including protecting the Group’s proprietary technology in order that the Group may compete successfully and in the support of its business with customers. The Board, or within its delegated responsibilities, the Audit Committee has received periodic reports from management on initiatives and workstreams connected with the development of the Group’s portfolio of patents and trademarks which includes a cross-functional team of senior managers under a rolling programme supporting the Group’s strategy of extending protection of the Group’s intellectual property.

Risk: the need to defend claims associated with alleged breaches of intellectual property rights

It is recognised that intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. The Group has in the past and expects in the future to be involved in litigation in the course of our business and industry. The outcome of such litigation is inherently uncertain.

The Audit Committee receives regular reports on actual or potential litigation involving the Group and monitors the developments and potential impact of such litigation on the Group’s business and financial condition.

Risk: continuity of supply and capacity constraints

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, assemble and test our products on time. Because of this reliance on third parties, we face the risk of delays caused by events at our suppliers in satisfying the orders placed by our customers as well as the risk that events affecting our suppliers mean that they are unable or unwilling to provide products to meet our customers’ orders. The occurrence of such events would mean we are unable to meet the requirements placed on us by our customers which would affect our financial results, as well as our reputation which could also impact future business and financial performance. During the first half of 2011, the Company was impacted by constraints on supply for products supplied to customers within its automotive business unit. The Board received up-dates within its scheduled meetings on the progress in addressing this matter through to its resolution during the second quarter when such constraints eased with the ramp up of supply from a second source. Management maintain careful review of matters which have the potential to impact continuity of supply with third parties and report on such matters to the Board within regular reporting.

In addition, during 2011, a significant proportion of Board time during 2011 was devoted to assessing and reviewing the case for the acquisition of Zoran Corporation up to the initial announcement of the transaction on 21 February 2011 and subsequent announcement of revised terms for the acquisition on 17 June 2011. This included understanding the impact of a number of events on Zoran’s business which occurred after the February announcement, including the earthquake and tsunami in Japan, in March 2011, which affected short term business and also projections for 2011, as well as the loss of a key customer in the Camera business in April 2011, which impacted 2011 earnings and projections for the longer term.

Social Responsibility

We recognise the importance of social, environmental and ethical (SEE) matters and, during 2011, continued our work on complying with the ABI disclosure guidelines on social responsibility. We believe that our work is part of a continuous improvement to develop standards and working practices that represent tangible improvements in the way in which we undertake our business and also meets our responsibilities to the wider community and all our stakeholders through corporate led work as well as the initiatives of individual employees in their roles as ambassadors for CSR. At a corporate level, this includes the impact through our operations on the environment, on the safety and well being of our employees, and end users of our products as well as those who contribute to the process of the development and manufacture of our products through our suppliers, distributors and customers.

SEE matters are considered an integral part of the philosophy of the Company. The Board and its committees receive reports as part of their routine business on aspects of SEE issues in addition to other reports from those directors responsible for such matters as may be appropriate from time to time.

Directors’ report

Business and financial review continued

2011 saw a wider and deeper involvement in our activities in social responsibility (SR) across the company globally. This has always been an area of developing importance for us, and the further emphasis given to this area during 2011 has supported our objective of sustaining and building on a cohesive, formal social responsibility policy.

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

During 2011, we made several ad-hoc donations to help fund the first responses to natural emergencies close to CSR locations. This included a contribution to The Red Cross, to support efforts to help the lives of people affected by the tsunami in Japan which occurred in March. We also made a donation to the East Anglian Air Ambulance (EAAA) in the UK in response to a proposal from an employee who received life saving treatment from the EAAA following a serious cycling accident.

Appointing charities

Many CSR locations have appointed a local charity of the year that is linked to engineering and the sciences. Employees are invited each year to nominate charities, with the successful charity being selected following a location-wide voting process.

For example in the UK during 2011 , employees have chosen MapAction. MapAction is a UK based charity which delivers vital information in mapped form, from data gathered at disaster scenes around the world. In this way, they are able to direct essential life saving resources to the right areas on the ground quickly.

MapAction is a natural partner for CSR because the technologies we deliver complement critical components in MapAction’s disaster response. Each MapAction volunteer is equipped with a GPS unit using CSR’s technology to help them to navigate a disaster scene and collect data about priority needs. This information is then transferred into mapped form, so aid agencies can quickly and accurately see where they should focus their efforts.

The most recent example of their work was in the Philippines where MapAction has provided on the ground mapping support. GPS equipment has been instrumental in mapping the situation on the ground and covering such areas as Red Cross support and fresh water supplies. CSR has recently made a donation to this charity and has been assured that this donation is being brought to immediate use in areas such as the Philippines on the ground.

In India, our Bangalore office has selected a number of projects which have received strong employee support. One such charity supported in 2011 was Youth for Seva. This charity assists young people in serving their community and one of the CSR projects last year was supporting Youth for Seva overseeing health checks for all of the security and housekeeping staff in the CSR office.

Another project initiated by staff in the Bangalore office was support provided to the Samvruddi Education Society. This institution assists poor women and orphaned children. The Bangalore team’s initial goal was to provide reconditioned computer equipment to support an education programme being run by the Society. Following enthusiastic support from employees, this was extended beyond the provision of such equipment to providing UPS units that help to maintain power supply to the school during frequent power outages as well as financial support to help towards funding classroom equipment and staffing costs for the school.

Volunteering

In association with their chosen charity, various locations continue to provide regular volunteering through direct involvement of our employees.

In Shanghai, there are now 110 CSR volunteers continuing to give their time and skills to support ‘Hands on Shanghai’, which connects volunteers with local community-based organisations. Specifically, we sponsor the Wenhe Primary School, which provides education to the children of migrant workers from other parts of China. During 2011 the work here has broadened to take in museum visits and science days in 2011. Further information is available from the SR area of our website under ‘About Us’, which is not incorporated into this annual report.

Working with students

We are keen to give back to the community in a variety of ways, including using our own expertise to help others learn about engineering or science.

In the US, CSR made a donation to the Institute of Navigation (ION) Mini-Urban Challenge, an annual high school competition sponsored by ION and the Air Force Research Laboratory (AFRL). We also work closely with the Youth Science Institute and PACE (a non-profit organisation run by volunteer engineers and students in Ann Arbor, MI). This charity aims to help poor children in India through a programme of educational activities to broaden their opportunities.

Match funding

We have committed to matching the funds raised by our employees where possible, and will consider all applications including those outside the engineering/science remit. The match-funding initiative has been particularly well-received in the UK and we expect other locations to follow suit in the coming years. During 2011, we made several matching donations, including a regular favourite – BBC Children in Need, and we also supported a Macmillan Cancer initiative in which all of our UK offices took part and raised a significant amount.

Further information on all these initiatives as well as a range of projects globally is available from the SR area of the site under About Us.

Workplace

As of 30 December 2011, we had 2,945 employees. The following tables provide a breakdown of employees by functional area and region.

Employees by function:

	2011	2010
R&D	1,979	1,126
SG&A	966	428
Total	2,945	1,554

Employees by region:

	2011	2010
Europe	868	801
Asia	1,220	463
USA	857	290
Total	2,945	1,554

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

Training

We continue to invest in training and career progression to ensure our people have the right skills and knowledge to deliver on our strategy, and to support them in delivering their personal development and career ambitions. Not only does this help stretch our people and enable them to enjoy rewarding careers, it also delivers an improved quality of service to our customers and gives them the flexibility to deliver innovative solutions into the marketplace.

As we grow, we require a more diverse range of skills to support the business and our strategic objectives. During 2011 we have continued to invest in Learning and Development around the globe, offering both interpersonal skills and technical skills development. Activity in the commercial areas has involved developing Learning programmes in Sales, Marketing, and Project Management, and over 2012 these programmes will be further built upon to provide online global development in each area. We continue to be a member of the TLC in the UK providing a range of development opportunities and are continuing to explore similar options for development across the globe.

eCareer which allows the capture and cascade of our organisational goals, enabling everyone to understand their contribution to delivering business performance, continues to be a key part of our integrated employee and management resources. We now have over 300 pieces of material in the eLearn element of eCareer, and are further developing both the content and the system to make on-line learning accessible globally, including the launch of a programme of Operations’ materials that were piloted in 2011 and have been launched in early 2012.

Over the course of 2011 we have established a project (Project 180) looking at skills, job descriptions and career paths. The outputs from this so far have been to standardize and simplify all the legacy CSR job descriptions, enabling greater clarity of career paths, and associated development steps available. In 2012 this work will continue with legacy Zoran roles, and in identifying and standardizing skills and knowledge required for each role.

Directors’ report

Business and financial review continued

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

Inclusion

We promote an open and honest working environment where employee views are sought, listened to and acted upon.

Following the Employee Engagement Survey carried out towards the end of 2009, we identified three key areas for improvement. These are:

•	Employee development
•	Performance management review
•	Career pathing
•	Learning and development framework
•	Technical training e-learning platform

•	Operational efficiencies / decision making
•	Creation of one development organisation
•	Integrated systems and processes
•	Cross-functional working and efficiency
•	Decision commitment

•	Change & communication
•	Business branding and values
•	Product awareness
•	Create a cascade of communications

We have made good progress in all areas, most especially in relation to change and communication. In particular, our monthly global e-newsletter, Rhythm, continues to provide a key means of communication with employees. The company intranet was upgraded during the year and employees can now access more information and support online. We launched a Lunch & Learn programme in 2010, which enables employees to learn about CSR technologies during their lunch breaks, and also carried out two global company update broadcasts to employees, one from San Jose and one from Shanghai. These broadcasts are transmitted in real time to all locations, across all timezones, and are available on demand within a few hours to any offices that were closed at the time of the broadcast. Company results are cascaded via a webcast, including an informal Q&A session with the senior management team.

We look forward to reporting further progress on Inclusion initiatives following our next Employee Engagement Survey, which will be carried out in the Autumn of 2012.

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

Health, safety and environmental management

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

The Board director responsible for health and safety matters is Will Gardiner, Chief Financial Officer. Mr Gardiner met on a number of occasions with those who manage the Company’s health and safety issues including the Chair of the Health, Safety, and Environmental (HSE) Committee. An annual report is presented to the Board covering health and safety matters, which includes statistics on accidents and incidents, progress against targets from the previous period and objectives for the next year.

In the UK, we have a Health, Safety and Environmental Committee which meets regularly and is chaired by the Group Facilities Manager, who is also the senior health and safety manager for the Group. Our Health, Safety, and Environmental policies are available to all employees on our intranet site as are the minutes of the HSE Committee and current HSE initiatives. Current HSE initiatives are explained below.

During 2011 we completed a further phase towards harmonising HSE best practices across the CSR group. Country Leaders and their deputies were identified for all locations to assist with the implementation of our global health and safety system. Their role is to act as champions at their office location to support various training programmes and initiatives to raise awareness about health and safety activities. A detailed action plan was deployed, including training for relevant employees which addressed issues such as procedures for serious and imminent danger, first aid provision, workplace inspections and hazard identification. By July 2011 all CSR offices had been through this process. The Audit Committee received a report on progress against the targets for such matters as part of its routine business at its meetings in July 2011 and February 2012.

Following completion of the acquisition of Zoran in August 2011, further Country Leaders have been identified for the new locations. By the end of September 2011, 75% of all legacy Zoran offices had completed an initial HSE baseline survey. The results of this survey are being used to update the existing health and safety roll out project plan for implementation in 2012 which includes dedicated action plans for all Zoran offices. Activities will address such areas as Display Screen Equipment risk assessment and staff training, the Control of Substances Hazardous to Health (COSHH) and Manual Handling activities.

The executive director with responsibility for the Group’s Environmental Management System (EMS) throughout 2011 was Mr. Chris Ladas, Operations Director. The EMS, which has the support of the Board, has been developed reflecting our existing low eco-footprint, with all employees working in office based environments, whilst recognising that high standards should be established and maintained across all aspects of our operations. The ongoing management of EMS is overseen by a team incorporating managers responsible for Facilities, Business Management Systems and Quality Assurance. The team establishes a programme of action for each year and monitors progress against targets. Progress in carrying out the action plans is monitored by the Company’s internal Quality Assurance department, which reports regularly to the internal auditor and to the Audit Committee. In 2011, the Company underwent an external assessment for both ISO 14001 and OHSAS 18001 which was completed by Lloyds Register Quality Assurance Limited, an internationally recognised independent assessor. No major nonconformities were raised during this visit. Two minor nonconformities were found during the review and the applicable processes have been amended. In the surveillance visit undertaken by LRQA auditors in January 2012, they confirmed that the identified minor non-conformities had been satisfactorily closed and there were no identified non-conformities. The assessment also confirmed that the Company’s Management System continues to satisfy the requirements of ISO 14001:2004 and BS OHSAS 18001:2007, and continued certification to these standards was awarded.

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

We have registered and fulfilled requirements pursuant to the Carbon Reduction Commitment (CRC) and reported the energy consumption of our UK premises. We continue to take steps to monitor and minimise our CO2 emissions through on-going energy efficiencies.

Organisations that participate in CRC are required to purchase allowances for each tonne of CO2e, based on energy consumed. The first CO2e allowance sales for 2011-12 emissions will take place in 2012. This is intended to provide a direct incentive for businesses to reduce energy use emissions, since the lower the emissions, the lower the levy paid to the Government.

During 2011 we completed the upgrade of the main chillers at our Cambridge Head Office. These chillers were commissioned in March and were fully operational by the end of April. We have compared data from May to December in 2010 with that for the same period in 2011 and it has been shown that energy consumption has reduced by 32.5% or approximately 276,000 KWh: original indications had only suggested a 20% reduction in consumption. This has resulted in an 11% overall reduction in energy consumption for the building. Further monitoring will occur throughout 2012 to enable annualised savings to be evaluated.

In 2012 we will be carrying out modifications to the building management system at our Cambridge Head Office, as well as the main air conditioning systems and air handling units to achieve further energy efficiencies. It is estimated that these actions will save another 100,000 KWh pa. We will also be investigating what energy efficiencies there are to be made in the lighting systems at our Cambridge premises

We remain committed to continuous improvement in the recycling of spent materials. The total amount of all waste types recycled during 2011 was 103,493 kgs which is equivalent to 61% of all the waste that we produce, and was 6% ahead of our target for the year. Over the same period, landfill waste reduced from 41% to 38.5% and cardboard waste reduced from 47% to 38.5%. Biowaste compostable collections increased from 3.5% to 11%, reflecting less compostable waste going to landfill. Staff are actively encouraged to support such initiatives. Waste bins are segregated into categories of recyclable materials and no offices have waste bins. In addition, part of the selection criteria for waste removal contractors considers their environmental credentials.

Directors’ report

Business and financial review continued

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

During 2010, CSR added a requirement to ensure their key suppliers do not use conflict minerals as defined within section 1502 of the US Dodd-Frank Wall Street Reform and Consumer Protection Act. This covers the use of Tantalum, Tin, Gold and Tungsten and is mostly associated with minerals sourced from the Democratic Republic of Congo. This requirement has also included a requirement for these suppliers to perform due diligence to ensure they understand the sources of the minerals associated with these materials.

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

During 2011, a review of product environmental compliance was conducted by our Supplier Audit Team at TSMC in Taiwan. This confirmed that current certifications to the recognised standards mentioned above were being maintained. The review also considered the suppliers wider HSE policies and management systems in connection with our requirements. The results of these assessments were reported to our management, which concluded that the suppliers complied with our requirements.

Based on the extent of our ongoing engagement described above, the Board is satisfied that there are no significant risks relating to health, safety and environmental matters affecting its strategic objectives or the long or short term value of the Group.

Will Gardiner,

Chief Financial Officer

17 February 2012

Directors’ report

Risk factors

The following section sets out the risks that we have identified as a result of the review process undertaken by our executive management and Board, which is explained in more detail on pages 56 to 58 of our Corporate Governance report. It reflects the risks that we believe could have a material adverse effect on, among other things, the execution of our strategy, our market share, competitive position, business performance, results of operations, financial position or profitability.

The management of risk and the ways in which we might mitigate the impact of such risks forms part of our day to day operations and each function. In the Business Review, on pages 31 to 33, we explain matters which formed part of the reviews undertaken by management and the Board during 2011.

Risks associated with ownership of our ordinary shares can be found on pages 147 and 148 of the Directors’ report – Corporate and share information.

Strategy

We may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

Our strategy is to provide differentiated technologies and platforms that are innovative and to provide our customers with capabilities and features that are attractive for end users and consumers. We may fail to anticipate, or to react to, changes in the marketplace that pose significant challenges to our business model, and such failure could adversely affect our prospects and profitability. For example, we may not accurately predict technological evolution, market trends or customer requirements, or we may focus our R&D efforts in the wrong areas, fail to make the necessary investments, develop products that fail to meet our customers’ needs, or fail to pursue product development opportunities that our competitors seize.

Our technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.

We derive the majority of our revenue from technologies providing wireless connectivity solutions (Bluetooth and Bluetooth SMART), location awareness through our GPS-based solutions and high quality digital audio, video and imaging applications. The markets to which we supply our solutions are characterised by rapid technological change, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometries.

The technologies which we bring to the market and the technologies that we have under development or that we may otherwise release in the future, may be integrated into chips of other suppliers, which could materially adversely affect our prospects. Customers may cease to use our technologies as an “anchor point” around which to integrate other technologies, or they may integrate the functions that our solutions support into their products. Our technologies may, therefore, decline in importance or be replaced entirely as the prevailing technology, or superior technologies may be developed, which could result in our products becoming less competitive.

The average selling prices of our products are likely to decrease significantly.

The average selling prices of our products have historically declined significantly over their life, and this is likely to continue. We have in the past reduced, and expect in the future to reduce, the average selling prices of our products in response to competitive pricing pressures, or new product introductions by us or by our competitors, among other factors. For example, the global recession resulted in our competitors becoming more aggressive in their pricing practices, whilst more recently new suppliers in developing markets, such as China, have sought to obtain market share by offering alternative products to customers at lower prices. We may fail to offset reduced prices by increasing our sales volumes, reducing costs or successfully introducing new products at higher prices. Any of the foregoing could adversely affect our operating results.

Product, technology and execution

We may fail to develop new products on a timely basis or secure new orders, or develop new markets, for our new technologies.

Meeting our strategic objectives and growing our business is dependent on our ability to develop new, and often increasingly complex, semiconductor solutions for existing and new markets, qualify our products under industry standards or prescribed regulations, and introduce those products to the market in a cost-effective and timely manner.

Directors’ report

Risk factors continued

The development of new solutions may require us to engage third parties to provide products or resources we do not have or to qualify our products under specific industry standards or prescribed regulations prior to release to our customers. Our programmes and the delivery of new products would be materially adversely affected if our own resources and capabilities or those of third parties are insufficient to develop products with the necessary specifications in accordance with expected delivery schedules. The delay or failure by us to launch and deliver new products in line with our customers’ expectations could result in a decrease in customer orders, thereby adversely affecting our revenue and our market share.

The length of our product design cycles may result in our failure to timely deliver products with the desired performance or features.

The design and sales cycle for our integrated circuits can take up to 36 months and, in exceptional cases, even longer. Achieving volume production of products using our integrated circuits can take an additional six months or more because our customers need to incorporate our technology into their own products. These lengthy design cycles make it difficult for us to forecast product demand and the timing of orders. Actual customer requirements for the combination of multiple technologies and the way these are incorporated into a customer’s products may differ from our expectations. Further, even when a customer chooses our design, that customer may not order volume shipments. The delays inherent in lengthy design cycles may result in our customers deciding to adopt the solutions or products offered by competitors, which could reduce our revenues and profitability.

We are subject to risks associated with the transition to smaller geometry process technologies.

To remain competitive and sustain our prospects for growth, we need to anticipate evolving industry standards and continue to progressively transition both our semiconductor and SoC products to increasingly smaller line width geometries. This is required to support customer demands for smaller, more powerful and cost effective solutions. Failure to transition to smaller geometries, particularly in the development of SoC solutions, could harm our competitive position. This transition requires modifications to design and manufacturing processes, and achieving these modifications could result in delays in product deliveries, increased expenses or reduced manufacturing yields.

Economic

Depressed economic conditions may continue to adversely affect demand for our products and hence our financial performance.

Global economic conditions continued to worsen in 2011. Our products predominantly are, and will continue to be, supplied for incorporation into devices intended for the consumer market. If depressed economic conditions persist or worsen and sales of such consumer devices decline, demand for our customers’ products, and therefore for our own products, are also likely to decline. Any difficulties experienced by our customers and suppliers in accessing sources of liquidity could also seriously disrupt their businesses, which could lead to a significant reduction in future orders of our products or difficulty on their part to meet their payment obligations to us or the inability of suppliers to meet their obligations to us in supplying products or continuing to support our business needs.

Volatile and uncertain economic conditions may result in our failure to accurately forecast demand for our products.

Accurate forecasting of demand from customers in the volatile and dynamic sectors in which we operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products. The level of inventory required in our business is sensitive to changes in actual demand for our products compared to our forecast of sales of those products, and actual demand compared to forecasted demand may vary significantly in relatively short periods of time.

If changes in actual market conditions are less favourable than those we projected, we will hold higher levels of inventory than is required to satisfy customer demand. This may result in us holding inventory that we may be unable to sell due to customers no longer requiring the product held in inventory. We may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to enable us to sell the excess inventory. In this situation, we may suffer reduced margins, inventory write-offs or both.

Similarly, in times of growing demand, generally or for particular products, we may not order sufficient inventory to satisfy customer requirements, and may not be able to obtain additional supply on reasonable terms or at all. As a result, we may not be able to meet customer orders in a timely manner, or at all, which may harm our relationship with our customers and our reputation, and therefore decrease future orders.

Customers

Errors, defects or bugs in our products could result in claims from customers.

Our products are designed for use in devices such as mobile telephones, automobiles, personal navigation units, headsets, gaming devices, digital cameras, printers, televisions, and DVD players, which are complex products. The products that we supply to our customers are required to operate to very precise specifications. We may not detect errors or defects during the R&D process for the software, (due to inadequate testing or otherwise), used in our products or in their manufacture, or identify bugs or susceptibility to connectivity viruses before the products are supplied to customers or installed in the customers’ own finished devices. Errors, defects or bugs could result in our customers’ devices being faulty, which would result in returns from consumers. If failures of faulty devices are attributable to our products, we may face claims for losses or damages, incur costs for rectifying the defects or replacing the product, and experience order cancellations, any of which would adversely affect our results of operations. In addition, if any of our products failed to comply with customer specifications (including in respect of environmental matters), customers could have a right to reject or return products to us.

We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability and for those that do, the limitations may not be enforceable. Also, our insurance coverage against losses that may arise as a result of some product defects may not be sufficient to cover claims asserted against us, or may not continue to be available generally or on reasonable terms. Product defects could have longer term harmful effects on our reputation or our relationships with our customers or the market acceptance or sales of our products.

We are highly reliant upon the success of our customers’ products.

We rely on equipment manufacturers to select our products to be designed into their products. Sales of our products are largely dependent on the commercial success of our customers’ products. If the customers’ products are unsuccessful, our business may be materially adversely affected.

Our success also depends on the successful development of new markets for our customers’ products and the application and acceptance of new technologies and products of our customers in those new markets. For example, the success of our Zoran business in the past depended on the ability of its customers to develop new products and enhance existing products in the digital still camera DTV, imaging and DVD markets and to introduce and promote those products successfully. These markets may not continue to develop to the extent, or in the time periods, that we anticipate due to factors beyond our control.

We rely on a few large customers for a significant portion of our revenue.

We work with a broad range of customers across our product portfolio, but a few large customers represent a material portion of our total revenue. Our largest customer accounted for approximately 10% of our net revenue in 2011, 14% in 2010 and 11% in 2009. Our top five customers accounted for approximately 38% of our net revenue in 2011, 42% in 2010 and 43% in 2009.

Our operating results could be materially adversely affected if:

•	we fail to maintain a good relationship with key customers;
•	we fail to meet our customers’ product needs on a timely basis;
•	we fail to achieve design wins for our products with key customers;
•	key customers experience financial or other difficulties that result in failure to meet their payment obligations to us; or
•	key customers change or cancel orders for our products due to a change in strategy or otherwise.

We are not protected by long-term contracts with our customers.

We do not generally enter into long-term purchase contracts with our customers, and we cannot predict whether our current customers will continue to place orders or whether existing orders or contracts will be cancelled. Customers generally purchase our products subject to short-term purchase orders, which, in some cases, the customer may revise or cancel altogether (for example, due to slowing demand, economic conditions, change in end consumer purchasing preference or other events beyond the control of the customer, including natural disasters, such as the earthquake and tsunami in Japan in March 2011). If our customers stop placing orders for our products or cancel existing orders or contracts, our revenue would be adversely affected.

Our relationships with customers could be affected by our recent decision to cease investment in certain technologies.

In December 2011 the Company announced its decision to discontinue investment in the areas of digital television systems-on-a-chip (DTV SoC) and silicon tuners as a result of which we have implemented reductions in headcount and closed certain ongoing projects. This has impacted our ability to meet customer expectations for future orders as well as development support for our customers roadmaps in digital television systems-on-a-chip (DTV SoC) and silicon tuners. As a result, our relationships with those customers could be adversely affected, which could also adversely affect the business we conduct with those customers in other continuing areas of our Group.

If we are unable to protect our commercially sensitive information, our reputation and ability to conduct business could be adversely affected.

The information shared between us and third parties for the development of products and technologies and the terms on which we conduct business with our customers are commercially sensitive and highly confidential. The Company’s business reputation and its operating performance and results would be adversely affected if such information were to become known by third parties.

Monitoring the use and disclosure of our commercially sensitive information is difficult, and our security measures may not prevent the unauthorised use or disclosure of our commercially sensitive information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Also, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our commercially sensitive information to the same extent as do the laws of the United States and Western Europe. If commercially sensitive information were to become known by third parties, publicly disclosed, lost or stolen, it could damage our reputation, give rise to legal claims or proceedings and liability under laws that protect the privacy of personal information, and disrupt our operations, which could adversely affect our business.

Directors’ report

Risk factors continued

Staff

Loss of key employees or failure to equip employees with the necessary skills and capabilities to support our strategy could hurt our competitive position.

In pursuing our objectives and strategy, we depend, to a significant extent, upon our ability to retain key senior executives and R&D, engineering, operations, marketing, sales, support and other personnel, as well as upon our ability to continue to attract, retain and motivate qualified personnel in each of the territories in which we currently, or may in the future, operate. Key personnel may leave without us being able to replace them by recruiting new suitably qualified and experienced personnel. We also depend on our employees’ skills and capabilities to develop new technologies and products to compete effectively and secure new business. CSR and Zoran have experienced significant change, including those associated with events leading up to and following the acquisition of Zoran by CSR as well as subsequent actions taken in connection with restructuring the enlarged business. The failure to recruit people or to provide adequate training or development may result in our employees not having the required knowledge and skills for us to pursue our strategy. This could adversely affect our business.

Supply chain and product sourcing

We depend on a limited number of suppliers, and in some cases a sole supplier, for some critical components.

We have in the past purchased and may in the future purchase critical components from a single supplier for certain products. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and/or loss of business.

The third party foundries and subcontractors upon whom we rely to manufacture, assemble and test integrated circuit products may be unable to meet the requirements of our business.

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, assemble and test our products on time. Because of this reliance on third parties, we are subject to risks, which we have experienced in the past, including:

•

changes to the terms on which the third parties are able or willing to supply products and services, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products or to support the delivery of finished products, for example by providing that capacity to other customers in preference to us;

•

natural disasters, including earthquakes and tsunamis (such as the events in Japan in March 2011 and more recently floods in Thailand), pandemics or geopolitical instability resulting in our suppliers being unable to obtain the raw materials to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;

•

changes in working practices affecting product qualification or product quality, changes in management personnel of suppliers affecting working relationships, as a result of reorganisations, mergers, acquisitions or disposals;

•	financial difficulties that may result in our suppliers being unable to obtain raw materials or services to satisfy particular orders, plant shut-downs or closures or cessation of business altogether;

•	quality problems at suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns; and

•	limited control over suppliers’ delivery schedules, quality assurance and control and production costs.

We have no long term supply contracts and, therefore, our suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, except as may be provided in a particular purchase order. If we cannot source the products we need from one of our third party suppliers, we may be unable to quickly source our requirements from alternative suppliers. Any of these developments would adversely affect our ability to deliver products, undermine our perceived reliability and adversely affect our operating results.

Financial difficulties of, or failure by, our distributors could cause us financial loss.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 18% of our revenue in 2011, compared to 12% in both 2010 and 2009. The distributors are independent third parties who support our own direct marketing and sales. The current economic environment presents significant challenges for our distributors, including:

•	uncertain demand patterns, which mean distributors risk ordering more products than they require to satisfy our end customers, resulting in them holding excessive inventory;

•	restrictions on credit terms, which mean distributors may have difficulty in selling products because end customers do not have the cash flow to enable them to buy from the distributors; and

•	fluctuating order patterns, which means end customers may amend existing orders or stop buying products because of insufficient demand,

each of which could affect our distributors’ ability to continue in business.

Our business would be disrupted if end customers were unable to obtain our products from the distributors on a timely basis. We may be unable to collect amounts due to a failure of a distributor for products that we have supplied or recover those products in default of non-payment.

Intellectual property risks

IP litigation, administrative proceedings and disputes are common in our industry. We are subject to pending patent infringement legal proceedings as detailed in note 31 to the Financial Statements. IP related risk factors are set out below.

We are regularly, and may continue to be, subject to claims that we infringe third party intellectual property rights.

At any given time in the ordinary course of our business, we have regularly received, and may continue to receive, written notices or offers from competitors and others claiming to have patent and other intellectual property rights (IPR) in certain technology and inviting us to license this technology and related patents asserted to be relevant to our products, including but not limited to chips, software and system solutions. These claims may involve technology and patents that may apply to a range of standards, such as Bluetooth, Wi-Fi, the IEEE family of standards, or other wireless or wired standards, embodied in our products. These notices or offers have been made directly and through customers and other third parties. We have responded, or are in the process of responding, directly or indirectly through our customers and other third parties, to notices and allegations of infringement that we or our customers have received regarding those offers with some of the parties that have sent the notices.

We are, and expect to be on an ongoing basis, involved in intellectual property litigation. This type of litigation typically involves allegations of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of wilful infringement, and attorneys’ fees and costs. We and our customers who use our products have in the past been, and currently are, subject to material patent infringement litigation. We and our customers may in the future be subject to further IP claims by third parties alleging infringement of our patents or other IPRs, including, for example, by third parties whose sole business is the assertion of patent rights and IP litigation, which is common in this industry. As we diversify into different technologies, we may become more susceptible to these types of infringement claims.

Companies in the semiconductor industry often aggressively protect and pursue their IPR, including by filing complaints with the US International Trade Commission (ITC) urging it to investigate the import and sale of allegedly infringing products. ITC litigation typically involves the plaintiff seeking an exclusion order against future import of the infringing integrated circuits, chipsets and products including the same and a cease and desist order in relation to marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the US or transferring them outside the US.

The defence of IP claims, even if determined in our favour or mutually settled, could result in significant costs and harm to our reputation.

Infringement claims that have been, or may in the future be, brought against us may require the expenditure of potentially significant funds and resources, including significant attorney’s fees, to defend or settle such claims. Litigation related to such claims, whether in courts or before administrative bodies such as the ITC, or in arbitration, can be complicated, protracted and expensive with regard to litigation fees and costs or settlement. IP claims could also divert the attention of our management or other key employees. No assurance can be made that third parties will not seek to commence additional litigation against us, or that the pending and/or additional litigation will not have a material adverse effect on our business. Any of the foregoing could have a material adverse impact on our business, revenue, operating expenses, financial condition and profitability. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact.

Intellectual property litigation can take months or years to resolve, even if mutually settled between the parties in suit. While a claim is pending against us, our customers may be reluctant to include our products as part of their future product design, including if they believe that our products might ultimately be subject to an injunction or other legal remedy preventing their sale, import or use.

Therefore, even if we are ultimately successful in defending an infringement action, negative publicity could have a material adverse effect on our business, in addition to the expense, time, delay and burden on management of the litigation itself.

If we are unsuccessful in defending any challenge to our IPRs, such IP claims could subject us to significant costs, adversely affect our ability to market our products, require the redesign of our products or require us to seek licences from third parties and adversely affect our reputation and results of operations.

If we are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits, exemplary damages, and/or the third party’s attorneys’ fees and costs, which may be material;

•

cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question in light of a court-imposed order or injunction or in light of an administrative order such as, for example, an ITC order;

•	cease the importation of products into the United States or other countries in light of a court-imposed order or injunction or in light of an administrative order such as an ITC order;

Directors’ report

Risk factors continued

•

expend significant resources to modify or redesign our products, manufacturing processes or other technology so that we do not infringe others’ IPRs, or to develop or acquire non-infringing technology, which may not be possible; and

•

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or cease marketing the challenged products, and failure to obtain a license may be a competitive disadvantage as compared to competitors who are able to obtain such rights.

Any of the outcomes above may materially and adversely affect our business.

We may incur indemnity obligations under our contracts with customers.

We have agreed to indemnify some customers for costs and damages of IP infringement in some circumstances. These agreements may subject us to significant indemnification claims by our customers or others. Indemnification claims may subject us to payment of attorneys’ fees and costs for our attorneys, as well as for customers’ attorneys. In addition, we could be required to pay damages, exemplary damages, potentially substantial attorneys’ fees and court costs awarded against the customer, and licensing or settlement costs. If an injunction is issued against a customer, we may be required to pay for alternatives for the customer, which may or may not be available, and customer’s losses resulting from the injunction. We may also be required to redesign products at substantial cost, which may increase our operating cost and require expenditure of time, including the time of management, and such redesigns may not be successful technically or in solving the underlying legal concerns. To the extent we dispute a customer’s right to indemnification, such dispute may harm our goodwill and reputation with the customer and may harm the possibility of future business from that customer. In some instances, a customer may demand discounts or refuse to pay outstanding invoices in light of the customer’s indemnification demands. We have received, and expect to continue to receive, indemnification requests from customers that are involved in intellectual property litigation implicating, directly or indirectly, our products.

In some instances, our products are designed for use in devices used by potentially millions of consumers, such as, for example, mobile telephones, automobiles, including in-dash navigation units, personal navigation units, headsets and gaming devices. Our server software is placed on servers providing wireless network services to end-users. Because of the widespread consumer uses of devices using our products, we could be subject to considerable exposure should an infringement claim occur against us or our customers.

Protection of intellectual property rights

We may fail or be unable to obtain sufficient intellectual property protection of our proprietary technology.

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect it from the claims of others. Also, the laws of some countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, may not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe.

Our patent applications may not provide sufficient protection for all competitive aspects of our technology or may not result in issued patents. Issued patents may also not provide us competitive advantages. Competitors may also independently develop technologies that are substantially equivalent or superior to our technology and may obtain patents that restrict our business. If competitors are able to use our technology, our ability to compete effectively would be affected. Moreover, while we hold, or have applied for, patents relating to the technology used in our products, some of the products are based in part on standards, for which we do not hold patents or other IPRs. Even where we have an issued patent, we may choose not to pursue all instances of patent infringement. Our failure or inability to obtain sufficient patent protection could harm our competitive position and increase our expenses if we are required to pay license fees under patents issued to others.

Internal infrastructure

We rely on IT and automated systems to conduct our business.

We rely on IT and automated systems to support our operations globally. The loss of IT systems could affect our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or preventing us from launching new products on time. Loss of our systems could also disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering products from our suppliers. We could also lose the means to make decisions in conducting our business on a timely basis. If our IT systems fail to evolve along with the needs of our business, for example, due to our lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating systems or grow our business could also be adversely affected.

In addition, as we grow our business, we expect that our IT infrastructure will need to grow as well. We may face increased costs to efficiently coordinate and control our IT infrastructure, which could adversely impact our results of operations and profitability.

Competition

We may fail to compete successfully in a very competitive market.

The markets for our products are highly competitive and rapidly evolving. We compete in different markets to varying degrees on price, technical performance, product features, product system compatibility, product design and technology, timely introduction of new products, product availability, and sales and technical support. We are seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share.

Within the markets in which we operate, we face competition from public and private companies, as well as the in-house design efforts of their customers. A number of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. Some of our competitors bundle their connectivity and location products with baseband processors, and we may lose those customers that prefer to use platform suppliers of the full suite of connectivity and baseband modem solutions. If we fail to compete successfully, our results of operations and prospects would be adversely affected.

Political and other risks

Our business and future operating results could be adversely affected by events that occur in, or otherwise affect, the Middle East.

As a result of the acquisition of Zoran, we conduct a significant portion of our R&D and engineering activities, in addition to a portion of our sales and marketing operations, at a facility in Haifa, Israel, where we employ approximately 340 people as at the date of this report. These operations are affected by local conditions and the actions taken by the governments in the Middle East, which may disrupt or hinder our business generally by delaying product development or interfering with global marketing efforts. For example, as a result of the heightened military operations in Gaza, some of Zoran’s employees were conscripted into the Israeli armed forces for several weeks during January 2009. Additional employees may be called to active duty in the future. Extended absences could disrupt our operations and delay product development cycles. Military conflict, terrorist activities or other local economic and political instability in the Middle East, where there has been political instability in the past, could disrupt commercial activity, result generally in economic slowdown and reduce demand for consumer electronic products, including those that contain our products.

International political and other risks may adversely affect our operating results.

We derive nearly all our revenue from sales outside the UK and, accordingly, are subject to political and other risks in each of the countries in which we and our customers operate. We may face restrictions on the import and export of our and our customers’ products, difficulties in complying with local business practices or managing cultural differences, difficulties in working with local infrastructure and transportation networks, as well as difficulties in complying with local regulatory requirements in the design of products. If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our business may be materially adversely affected.

We are subject to foreign currency exchange risks.

Substantially all of our sales and cost of sales are denominated in US dollars, which is the functional currency of our principal subsidiaries. A significant portion of our operating costs and tax obligations are denominated in pounds sterling. Although we put in place forward exchange contracts 11 to 15 months in advance to fix the exchange rate of the US dollar to sterling for the majority of these costs, movements in the US dollar to sterling rate impact any sterling operating costs not covered by the forward contracts. In the longer term, movements in the exchange rate will impact all of our costs denominated in sterling, as it will affect the rate fixed by the forward contracts being put in place for future expenditures. A material appreciation of the value of the US dollar against sterling could have a material adverse effect on our current year results of operations, mainly due to revaluation losses on sterling denominated assets, as the forward contracts we entered into provide a hedge to movements in most sterling denominated liabilities. A material depreciation of the value of the US dollar against sterling could have a material adverse effect on our results of operations, due to the recording of sterling operating expenses at a higher US dollar exchange rate.

We are also exposed to foreign exchange risks from costs recorded in other currencies, which are currently not covered by forward contracts. Following the acquisition of Zoran, a portion of our operating costs, relating mainly to personnel and facilities, is incurred in Chinese renminbi, Israeli new shekels and other currencies other than US dollars. As a result, we bear the risk that the rate of inflation in the relevant countries, or the decline in value of the US dollar compared to those foreign currencies, will increase our costs denominated in US dollars. We may enter into currency hedging transactions designed to decrease the risk of financial exposure from fluctuations in the exchange rate of the US dollar against other currencies. These measures may not adequately protect us from the impact of inflation or currency fluctuation on our costs not denominated in US dollars.

If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency, our products may be less competitive in that country and our revenue may be adversely affected. Also, our international customers may not continue to be willing to place orders denominated in US dollars. If they do not, our results of operations will be subject to foreign exchange fluctuations, which we may not be able to successfully manage.

Risks related to the industry

Our business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns.

We operate in the global semiconductor industry, which is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which could adversely affect our business. These factors have in the past caused substantial fluctuations in our results of operations, which may occur in the future.

Directors’ report

Board of Directors

▲     Audit Committee

¢     Remuneration Committee
●    Nomination Committee

Directors’ Biographies

Will Gardiner

Mr Gardiner (age 47), Chief Financial Officer, joined CSR as Chief Financial Officer in June 2008. Prior to joining CSR, Mr Gardiner was Finance Director for Technology and Enterprise at BSkyB plc. Before its acquisition by BSkyB in 2006, Mr Gardiner had since 2001 been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr Gardiner held a number of senior roles within JPMorgan’s investment banking division, specialising in the telecoms and technology sectors. Mr Gardiner has a BA from Harvard College and MA from Johns Hopkins University.

Anthony Carlisle ▲ ¢  ●

Mr Carlisle (age 65), a non-executive director and CSR’s Senior Independent Director, was appointed a non-executive director of CSR in July 2005 and was appointed as Senior Independent Director on 27 May 2009. He is also a member of our Audit, Remuneration and Nomination Committees. Mr Carlisle is the Chief Executive of Citigate Dewe Rogerson Consultancy. He has over 30 years’ experience in marketing and communications, advising major companies in the UK and internationally. He holds a BA in Economics.

Joep van Beurden

Mr van Beurden (age 51), Chief Executive Officer, was appointed Chief Executive Officer on 1 November 2007. Prior to joining CSR, Mr van Beurden was Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market based in France. Before joining NexWave, Mr van Beurden held senior positions at Canesta Inc., a fabless semiconductor company in San Jose, California and Philips Components also in San Jose. Prior to that, Mr van Beurden had worked for five years for management and strategy consultants McKinsey & Company in Amsterdam. Mr van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia. In January 2009, Mr van Beurden was appointed a director of the Global Semiconductor Alliance (GSA), a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. He was appointed Chairman of the GSA in December 2011 after serving as a Vice Chairman since December 2009. Mr van Beurden holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, The Netherlands.

Kanwar Chadha

Mr Chadha (age 52), Chief Marketing Officer, joined CSR on 26 June 2009, following the acquisition of SiRF Technology Holdings Inc. where he was a founder, head of marketing and a member of the Board of Directors. Mr Chadha has over 25 years of experience in various marketing and management positions. Prior to founding SiRF, Mr Chadha served as general manager of the multimedia group and director of strategic marketing at S3 Inc., where he led the development of innovative audio and video processing technologies. Before joining S3 Inc., Mr Chadha co-founded AQuesT Inc., a developer of multimedia and 3D graphics acceleration products and served as its chairman. Prior to his entrepreneurial ventures, he served at Intel in various product marketing positions, including product line manager for the i860 RISC processor and floating point co-processors 8087/287/387. Mr Chadha received his BTech in electrical engineering from the Indian Institute of Technology, New Delhi and later his MS in CIS from the University of Pennsylvania simultaneously with an MBA from the Wharton School of Business at the University of Pennsylvania.

Ron Mackintosh ¢ ●

Mr Mackintosh (age 63), Chairman, has served as a non-executive director since May 2004 and was appointed Chairman with effect from 2 May 2007. Mr Mackintosh is a non-executive director of software company Fidessa Group plc and non-executive chairman of AlertMe.com Ltd. Mr Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr Mackintosh was Chief Executive of Computer Sciences Corporation’s (CSC) European business, which had revenues of $2.5 billion. He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy which he co-founded in July 2000. Mr Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Andrew Allner ▲  ¢ ●

Mr Allner (age 58), a non-executive director, joined CSR as a non-executive director on 1 October 2008. Mr Allner was appointed Chairman of the Audit Committee on 27 May 2009 and is also a member of the Remuneration and Nomination Committees. Mr Allner is currently Chairman of Marshalls plc, a non-executive director, senior independent director and Chairman of the Audit Committee at AZ Electronic Materials SA and The Go-Ahead Group plc, and also serves as a non-executive director and Chairman of the Audit Committee of Northgate plc. Mr Allner was Group Finance Director of RHM plc, taking a lead role in its flotation in July 2005 on the London Stock Exchange. Prior to joining RHM plc, Mr Allner was CEO of Enodis PLC. Mr Allner has also served in senior executive positions with Dalgety PLC, Amersham International PLC and Guinness PLC. He is a former partner of Price Waterhouse and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a graduate of the University of Oxford.

Christopher Ladas

Mr Ladas (age 66), Operations Director, was appointed a director of CSR on 1 January 2008. He joined the Company in May 2000 and currently serves as Executive Vice President Operations. Between January 1996 and May 2000, Mr Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, Mr Ladas held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. Mr Ladas holds a BS in Chemistry from Arizona State University, USA. He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the Global Semiconductor Alliance.

Sergio Giacoletto-Roggio ▲  ¢ ●

Mr Giacoletto-Roggio (age 62), a non-executive director, joined CSR as a non-executive director on 4 January 2007. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. In December 2008, Mr Giacoletto-Roggio retired from Oracle Corporation, where he had been executive vice president, Europe, Middle East and Africa and a member of Oracle’s executive committee. Prior to joining Oracle in 1997, Mr Giacoletto-Roggio was President, value added services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles. Mr Giacoletto-Roggio has served on multiple company boards and IT industry associations. He is currently a non-executive director of Colt SA, chairman of Telepo AB, non-executive director and the senior independent director of Logica plc, non-executive director of Oberthur Technologies and Operating Partner with Advent International. Mr Giacoletto-Roggio holds a Masters degree in Computer Science from the University of Turin.

Teresa Vega

Ms Vega (age 57), a non-executive director, joined CSR as a non-executive director on 27 October 2010. Ms Vega has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc., where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc., where she served as Chief Operating Officer of the wireless infrastructure unit. In each of these organisations, Ms Vega led and built multi-billion dollar divisions and spearheaded major product launches. Between 2002 and 2005, Ms Vega also served as Group President, Wireless Cable and Emerging Markets at Telecordia Technologies Inc., a leading global provider of telecommunications software and services for network operators. Ms Vega is currently non-executive chairman of Cambridge Broadband Networks Limited and ip.access Limited, both Cambridge, UK based, and non-executive chairman of Arieso Ltd, based in Newbury, UK.

Levy Gerzberg

Dr Levy Gerzberg (age 66), a non-executive director, joined the Board of CSR as a non-executive director on 31 August 2011. He was co-founder, President, CEO and Director of Zoran Corporation. Dr Gerzberg has over 30 years’ experience in the high technology industry in areas related to integrated circuits , software and systems utilising digital signal processing in consumer electronics, communications, PCs and military medical electronics markets. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University’s Electronics Laboratory, where he managed, conducted research and taught. He was named Northern California’s “2003 Ernst & Young Entrepreneur of the Year” in the Semiconductor category, and in 2004, he was honoured as the recipient of the California Israel Chamber of Commerce International Partnership award. Dr Gerzberg holds a PhD in Electrical Engineering from Stanford University and an MS in Medical Electronics and a B.S. in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa, Israel. He is currently serving his second term on the Consumer Electronics Association’s Board of Industry Leaders.

Directors’ report

Corporate governance report

Chairman’s introduction

Your Board is accountable to the Company’s shareholders for creating and delivering sustainable shareholder value through the management of the Group’s business. We are committed to high standards of corporate governance which we recognise are fundamental to business integrity and enabling the Group to operate successfully. Fulfilment of the principles of good governance is founded on personal accountability of members of the Board and all employees. I and your other Board members believe this is driven from the top of the Company and should pervade throughout the organization.

I expect all directors and employees to act honestly, with integrity and fairness and this is supported by established policies and is reinforced through a culture which is driven from the Board members across the organisation. As an increasingly global business, the Board expects its various operations to act in accordance with the laws and customs of the countries in which it operates; adopt proper standards of business practice and procedure and respect the culture of every country where it does business. Together with the executive team who have day to day management of the business, the Board plays a key role in setting these standards. During the year, your Board has maintained an active interest in reinforcing these values, for example through close monitoring of the Group’s progress on the global implementation of procedures, structures and training to reflect the principles in the UK Bribery Act.

As a unitary Board, your directors also have a shared responsibility for the long term success of the Company. This is performed through the formulation and execution of the Group’s strategy, making enquiries of management, assessing performance, demonstrating independence, knowledge and experience and holding management to account. We consider the board is sufficiently diverse, having regard for the recommendations on diversity, and has the right balance of skills, experience and background.

2011 has been a year of significant change for CSR. Your Board has played an active role in matters concerned directly with these changes, overseeing the acquisition of Zoran being the most significant, whilst also ensuring continued focus on ensuring the Company and wider Group continues to conduct its business in keeping with the principles of good governance and sound management.

The following report and the report of the Remuneration Committee on pages 61 to 73 explains how the Board operates, the roles of the Board members and how the Board and its Committees function to ensure compliance with the principles of corporate governance. In this report and the Business Review on pages 5 to 38 we also explain how we encourage our employees across the Group to accept their individual accountability for ensuring that the Group as a whole operates to high standards of governance.

Ron Mackintosh

Statement of compliance

The Company’s shares are listed on the London Stock Exchange, and therefore, under the Listing Rules of the Financial Services Authority, the Board must report on compliance with the Main Principles set out in the UK Corporate Governance published by the Financial Reporting Council (formerly the Combined Code on Corporate Governance) (the “Code”). The Code was introduced from June 2010 and was effective for the Company for the reporting period commencing on 1 January 2011.

Following its successful application in 2011 in connection with the acquisition of Zoran, the Company’s American depositary receipts are listed on the NASDAQ Stock Market LLC (“NASDAQ”) and the Company is therefore subject to the rules of the NASDAQ and US Securities laws and the rules of the US Securities and Exchange Commission (the “SEC”) applicable to foreign private issuers.

Other than the provision relating to the balance of executive and non-executive directors on the Board, the Board has complied with the provisions of the Code. Throughout the year, the provision of the Code on the balance of independent non-executive directors and of executive directors was not met.

For the period from 1 January 2011 to 31 August 2011, the Board comprised the Chairman, Mr Ron Mackintosh, four independent non-executive directors, being Mr Anthony Carlisle, Mr Andrew Allner, Mr Sergio Giacoletto-Roggio and Ms Teresa Vega, one non-executive director, who was not independent, Mr James Collier, who was co-founder of the Company and formerly executive director and Chief Technical Officer and four executive directors, being Mr Joep van Beurden, Chief Executive Officer, Mr Will Gardiner, Chief Financial Officer, Mr Kanwar Chadha, Chief Marketing Officer and Mr Chris Ladas, Operations Director.

In connection with the acquisition of Zoran Corporation which was completed on 31 August 2011, effective from that date Dr Levy Gerzberg, formerly the Chief Executive Officer and a co-founder of Zoran Corporation, was appointed to the Board as a non-executive director. The Board recognized that Dr Gerzberg would not satisfy the requirements under the Code as an independent non-executive director based on his previous executive role within Zoran. The Board however considers that Dr Gerzberg’s experience and considerable knowledge of Zoran and of its technologies and markets will contribute significantly to the understanding of the Board and to the conduct of its business.

With effect from 12 September 2011, Mr James Collier, a non-executive director, stood down from the Board. Following Mr Collier’s resignation, it remains the case that less than half of the Board is independent pursuant to the provisions of the Code.

Notwithstanding the non-compliance with the provisions of the Code, the Board remains satisfied that an appropriate balance of skills and experience has been in place to enable the Board to perform its responsibilities effectively. An overview of the balance of skills and experience on the Board is given below.

Succession planning and organisational development

In its report for 2010, the Board explained that succession planning would be considered during the first quarter of 2011 with the support of an external consultancy appointed to support the Board in conducting a measured review, which included interviews with members of the Board and other executives and managers in the Company. As a result of the significant time and attention given to the acquisition of Zoran Corporation, the planned review of succession planning was deferred. This is because the Board believes that a proper evaluation of succession planning should be instituted during the first half of 2012, when sufficient time has been allowed to integrate Zoran and consider the implications for succession planning reflecting the requirements of the enlarged group. The Board is satisfied that this approach will allow for a proper and considered evaluation of the skills, experience and knowledge which would best enhance the Board.

Ethics policy

All employees of the Group, including the directors and senior officers, must comply with the Group’s Ethics Policy first adopted in 2009 following the Company’s registration with the US Securities and Exchange Commission. In addition, the Company has adopted an Executive Ethics Policy that applies to board members, senior officers and other specified employees and is intended to meet the “code of ethics” requirements of Section 406 of the US Sarbanes-Oxley Act. A copy of the Executive Ethics Policy may be found at www.csr.com/ethicspolicy. Information on the Company’s website is not incorporated by reference in the filing of the Form 20-F with the US Securities and Exchange Commission.

The following statements describe how the Board operates and the respective roles of the Chairman, non-executive and executive directors.

The Board

As at 30 December 2011, the Board comprised ten members, being the Chairman, Mr Ron Mackintosh, four executive directors and five non-executive directors. Of those in post as at 30 December 2011, nine directors including Mr Mackintosh had served throughout the year.

The four executive directors in office at 30 December 2011 who had served throughout the year were Mr Joep van Beurden, Chief Executive Officer, Mr Will Gardiner, Chief Financial Officer, Mr Kanwar Chadha, Chief Marketing Officer and Mr Chris Ladas, Operations Director. The four non-executive directors who served throughout the year, each of whom is considered independent of management, were Mr Anthony Carlisle, Mr Andrew Allner, Mr Sergio Giacoletto-Roggio, and Ms Teresa Vega. Dr Levy Gerzberg, who was a co-founder of Zoran, was appointed to the Board with effect from 31 August 2011.

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

Board balance and diversity

The Board believes that it has an appropriate balance of diverse skills and experience that contribute to the effective performance of the business and contribution of the Board. The Board includes executive and non-executive directors with extensive knowledge of the background and development of the Group. This includes directors with experience in each of the significant acquisitions completed in recent years of SiRF in 2009 (Mr Kanwar Chadha) and Zoran in 2011 (Dr Levy Gerzberg), both of whom were co-founders and board directors of the respective companies.

Directors’ report

Corporate governance report continued

The Board has a wide experience of working in industries relevant to those in which the Group operates. This experience encompasses the cycle of product research, development, strategic marketing and communications, customer knowledge, and wider corporate development, including financial management and experience in mergers and acquisitions. The Board believes that it is important to consider board diversity within the context of ensuring those appointed to the Board are able to contribute effectively based on relevant skills and knowledge.

Reflecting the global business within which the Group operates, the Board comprises directors from five different nationalities with experience of managing businesses in each of the continents in which the Group is present. A detailed biography for each member of the Board is given on pages 46 and 47.

The conduct of the business of the Board

The Board meets regularly during the year as well as on an ad hoc basis as required by time critical business needs. During 2011 a number of additional meetings were held beyond the scheduled business in connection primarily with the acquisition of Zoran.

The Board is responsible for the overall conduct of the Group’s business and is accountable to shareholders for the effective and proper management and control of the Company and Group and has a formal schedule of matters reserved for its decisions. These include the review and approval of:

•	Group strategy and long term plans;
•	The annual budget and plan;
•	Acquisitions and disposals and requests for major capital expenditure;
•	Group financial structure, including tax and treasury; and
•	Annual and quarterly financial results and other significant financial matters.

This process is undertaken following discussions in conjunction with senior executive management, who in turn are responsible for the day-to-day conduct of the Group’s operations and for reporting to the Board on the progress being made in meeting the objectives. The schedule of matters reserved for the Board was reviewed in December 2011.

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

The non-executive directors of the Board have diverse business, financial and technical experience, details of which are summarised on pages 46 and 47 and they each play a full role in contributing to the determination of agenda items and the consideration of matters brought before the Board. This includes:

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

The Board regularly reviews strategy as part of its normal business. This includes holding off-site meetings during each year, the agendas for which cover a broad range of financial, commercial and technical aspects concerning the strategic objectives for the Group. During 2011 the one off-site meeting was held in the autumn, with members of the management team attending, from CSR and from the newly acquired Zoran. As part of the process for reviewing strategy both within its normal business and the off-site review, the Board considers the known and potential challenges associated with the execution of the objectives. The Board also considers the risks to the Group in delivering the strategy, assessing management’s mitigation of identified risks and also to what extent risks should be accepted in the execution of its objectives.

The Board’s schedule for each year includes provision for one visit outside the UK to sites within the Group. These are considered an important part of enhancing its understanding of the Group, its business and employees and the time allowed is usually one week. During 2011, the Board had intended to undertake a business visit to Japan. With the timing of the acquisition of Zoran, it was not possible to incorporate this visit.

Non-executive directors attend meetings with management outside the normal cycle of formal meetings, either to receive up-dates in areas of specific interest or to discuss the planning and execution of tasks connected with specific matters, which during 2011 included assessing the strategic and business case for the acquisition of Zoran and consideration of due diligence results and, subsequently preparation of documentation issued to shareholders in connection with securing their approval for the acquisition of Zoran, in addition to work associated with the introduction of the new incentive share plan.

Independence of non-executive directors and segregation of duties

In accordance with the provisions of the Code, consideration has been given to the independence of all the non-executive directors. The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. The Board considers that Dr Gerzberg, formerly Chief Executive Officer and a co-founder of Zoran Corporation, acts in a manner which is independent of management and the Company.

The division of responsibilities between the non-executive Chairman and Mr van Beurden, Chief Executive Officer, is sufficiently clear and established in the opinion of the Board that it is not required that it be formally documented. The Chairman is responsible for the running and leadership of the Board.

It is the responsibility of the Chairman to:

i) Run the Board and set its agenda, taking into account the concerns of all Board members;

ii) Ensure that Board members receive accurate, timely and clear information, in particular about the Company’s performance, to enable the Board to carry out its duties effectively;

iii) Enable constructive debate and effective decision making, ensuring sufficient time is allowed for discussion of complex or contentious issues;

iv) Ensure that Board decisions are effectively implemented;

v) Promote the highest standards of corporate governance and business ethics throughout the Group;

vi) Ensure effective communication with shareholders.

The Chief Executive Officer is responsible for leading and managing the business within the authorities delegated by the Board and to promote the interests of the Company and Group as a whole.

It is the responsibility of the Chief Executive Officer to:

i) Devote substantially the whole of his time and his attention and skill to the duties of his office;

ii) Develop strategy proposals for recommendation to the Board and ensure that agreed strategies and associated plans are reflected in the business;

iii) Be responsible to the Board for the performance of the business consistent with agreed strategy, plans and policies;

iv) At all times keep the Board and the Chairman promptly and fully informed of his conduct of the business and affairs of the Company and of the Group as a whole and provide such explanations as the Board or the Chairman may require in connection therewith;

v) Faithfully and diligently perform such duties and exercise such powers, consistent with the office to which he is appointed, as is from time to time assigned or vested in him by the Board.

The Chief Executive Officer has day-to-day responsibility for the Group and has reporting to him executive management who in turn are responsible for the performance of discrete commercial and operational activities of the Group. This includes management teams responsible for reviewing the implementation of established objectives and assessing performance of particular functions against those objectives. Representatives from these teams in turn attend and report to an executive leadership forum which includes the executive directors. The Chief Executive Officer also meets regularly with the managers and leaders in various established forums that fit with the operational cycles of the Group. The Chief Executive Officer formally reports at each meeting of the Board on salient matters arising from the execution of his responsibilities.

The Board met 19 times during the year through scheduled regular meetings and ad hoc meetings reflecting the business needs of the Group and the attendance of each of the directors is shown on page 60.

Evaluation of the performance of the Board

The Board has undertaken an annual evaluation of the performance of the Board and its committees on which it has reported since 2006. Since inception of the evaluation, the review has been conducted through a written survey prepared by the Company Secretary. The Board has considered the provisions of the new Code and its guidance on the conduct at least once every three years of an evaluation of the performance of the Board supported by an external agent. In the autumn of 2010, Armstrong Bonham-Carter was appointed to support the evaluation process to consider the effectiveness of the Board, and its committees, individual contributions and the Group’s performance as a whole. The evaluation was conducted through the latter part of 2011, which was later than originally anticipated at the time of appointing Armstrong Bonham-Carter, reflecting the significant time of the Board given to completing the acquisition of Zoran.

Armstrong Bonham-Carter submitted their reports and findings on the Board and its Committees during December 2011. Overall the findings were that the Board and its Committees were performing effectively. The Board will consider the detail of the evaluation in the first quarter of 2012 and actions taken by the Board will be reported upon in the annual report for 2012.

Policy on appointment and re-appointment

In accordance with the provisions of the Code, which was effective for the reporting period of the Company commencing on 1 January 2011, the Board determined to adopt the provisions in regards to election and re-election of

Directors’ report

Corporate governance report continued

directors ahead of the Code’s actual implementation date. Accordingly, all directors serving on the Board stood for re-election at the Annual General Meeting held on 18 May 2011, and this practice will continue for future AGMs.

Dr Gerzberg was appointed a non-executive director with effect from 31 August 2011 following completion of the acquisition of Zoran and has a letter of appointment effective for a three year term from that date. In accordance with the Company’s Articles, Dr Gerzberg will be offering himself for election at the 2012 Annual General Meeting being the first General Meeting of the Company since his appointment.

During the year, the letters of appointment for Mr. Carlisle, the Senior Independent Director (first appointed in July 2005) and Mr. Andrew Allner, chairman of the Audit Committee and the member of the Board with relevant and recent financial experience (first appointed in October 2008) were renewed each for a period of three years. Further information on each of the directors standing for re-election and election are set forth in the Notice of the Annual General Meeting which is in a separate document issued to all shareholders.

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

Indemnities to Directors

In accordance with the Company’s Articles of Association, directors are granted an indemnity from the Company to the extent permitted by law in respect of liabilities incurred as a result of the performance of their duties in their capacity as directors of the Company. The indemnity would not provide any coverage to the extent that a director is proven to have acted fraudulently or dishonestly. The Company has also arranged insurance coverage in respect of legal action against the directors and officers.

Communications with shareholders

The Board makes considerable efforts to maintain good relationships with shareholders. Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its major shareholders through regular meetings and presentations following announcements of each quarter’s results. The Board believes engagement with all shareholders, including smaller investors, is important. Accordingly, after holding the AGM in London in the past few years, the decision has been taken to revert to Cambridge, where the Group’s head office is based in the expectation this will encourage greater attendance, and reflecting feedback from a number of smaller shareholders.

The Senior Independent Director, Mr Anthony Carlisle, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention. The Board is also apprised of discussions with major shareholders to ensure that executive and non-executive directors consider any matters which might be raised by those shareholders and to enable all directors to understand shareholders’ views. This includes feedback from the meetings attended by executive directors and the Chairman, in addition to reports from the Company’s advisers on their engagement with shareholders on behalf of the Company. During 2011, the Chairman met with a number of shareholders to discuss the proposed acquisition of Zoran, the Board’s remuneration policy in light of proposed changes being put to shareholders at the General Meeting which was held in August 2011, (each of which were approved) and to discuss the Group’s strategy.

Non-executive directors attend the Annual General Meetings and will also make themselves available to meet with shareholders on other occasions where requested. Corporate information is available on the Company’s website, www.csr.com. Information on the website is not incorporated by reference in the filing of the Form 20-F with the US Securities and Exchange Commission.

Committees of the Board

The Board has three Committees, Remuneration, Audit and Nomination. Throughout the year, each of Mr Allner, Mr Carlisle and Mr Giacoletto-Roggio were members of the Remuneration, Audit and Nomination Committees. Mr Mackintosh chairs the Nomination Committee, is a member of the Remuneration Committee and attends meetings of the Audit Committee by invitation.

In accordance with the Code, the duties of the Committees are set out in formal terms of reference. These are available from the Company Secretary and can be found on the Company’s website, www.csr.com. Membership of the Committees is shown on pages 46 and 47. Information on the Company’s website is not incorporated by reference in the filing of this Annual Report with the US Securities and Exchange Commission. The Company Secretary acts as secretary to each of the Committees. Each Committee undertakes an annual review of its terms of reference and makes recommendations to the Board for changes where appropriate. The Board considers that the terms of reference of these Committees are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules, (see “US Listing Requirements” on pages 59 and 60).

Remuneration Committee

Mr Sergio Giacoletto-Roggio is the Chairman of the Remuneration Committee, a position he has held since September 2007. The other members of the Committee at 30 December 2011 were Messrs Allner, Carlisle and Mackintosh.

The principal function of the Remuneration Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole. The Remuneration Committee met five times during the year and the attendance of its members is shown in the table on page 60.

The report to shareholders on the role of the Remuneration Committee and how directors are remunerated, together with details of individual directors’ remuneration are shown on pages 61 to 73. During 2011, Mr Giacoletto-Roggio and the Chairman engaged with principal shareholders and representative bodies in connection with the introduction of the new executive incentive plan which was approved at the general meeting held in August 2011 and which is summarised on pages 64 and 65 of the report of the Remuneration Committee.

Nomination Committee

Mr Ron Mackintosh is the Chairman of the Nomination Committee, a position he has held since May 2007. The other members of the Nomination Committee at 30 December 2011 were Messrs Allner, Carlisle and Giacoletto-Roggio.

The role of the Nomination Committee is to consider appointments to the Board and to consider succession planning at senior levels within the Company. The Nomination Committee reviews the composition of the Board, particularly in relation to the diversity of skills, experience and terms of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the Group.

The Nomination Committee retains external search consultants as appropriate to assist the Committee in identifying candidates for appointments to the Board.

During 2011, the Nomination Committee did not meet separately, but did meet as part of the formal proceedings of the Board to consider the appointment of Dr Gerzberg.

Audit Committee

Mr Andrew Allner is the Chairman of the Audit Committee, a position he has held since May 2009. The Board has determined that Mr Allner, a Chartered Accountant, has “recent and relevant financial experience” for the purposes of the Code and is an “audit committee financial expert” for the purposes of US securities laws.

The Board has further determined that for the purposes of US securities laws, Mr Allner is independent in accordance with the definition of independence in Rule 5605(a)(2) of the listing rules of the NASDAQ Stock Market.

The other members of the Audit Committee at 30 December 2011 were Messrs Carlisle and Giacoletto-Roggio. Mr Mackintosh, Chairman of the Board, attends meetings of the Audit Committee by invitation. The experience and expertise of the members of the Audit Committee are summarised on pages 46 and 47. The attendance of its members is shown in the table on page 60. Each member of the Committee is financially literate, having the necessary ability and experience to understand financial statements.

As part of encouraging continuous improvement, the Audit Committee supports management in identifying targets and objectives for extending existing processes and ensuring that it works in tandem with changes to the Group which are a feature of operating in a dynamic industry. Areas in which the Committee worked with management in this regard are considered in more detail below.

Introduction from the Chairman of the Audit Committee

Your Audit Committee believes that it is essential for the success of the Company that there is a sound framework of internal controls, risk management and management and financial reporting to enable the Board to assess the performance of management in achieving its strategic and operational objectives and hence enable improvement in its business and financial performance.

In the following sections of this report, we explain how during 2011 the Audit Committee has contributed to this process in reviewing and providing guidance to management in the execution of a number of important projects, linked to the continuing development of the Group and also matters linked to ongoing regulatory compliance.

During 2011 the principal area of focus was the review of reports from management and advisers in connection with the proposed acquisition of Zoran Corporation (including those disclosures made to shareholders in the prospectus and circular issued respectively under UK and US reporting requirements) and following the acquisition, measures in connection with the subsequent integration of Zoran, including management reporting, tax planning, the implementation of common accounting policies and addressing findings from internal audit work. The Committee also considered the Group’s response to the UK Bribery Act including implementation of training for employees worldwide. These areas augmented the routine business of the Committee which is undertaken according to its terms of reference which are also explained in more detail below.

Andrew Allner

Role of the Audit Committee

The Audit Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. In conjunction with these activities, the Committee is responsible for the development, implementation and monitoring of the Company’s policy on external audit and for overseeing the objectivity and effectiveness of the auditors. The Audit Committee monitors the conduct of the audits of the consolidated reports and financial statements of the Group and its subsidiaries. This includes consideration of the areas of focus of the audits in conjunction with the external auditors and assessment of their findings and recommendations, where relevant.

Directors’ report

Corporate governance report continued

The Audit Committee recommends the appointment and re-appointment of the Group’s external auditors and considers the scope of their audit work, the terms of their appointment, their fees and the cost effectiveness of their work.

The Audit Committee monitors the effectiveness of the Group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls, as well as the statement on internal controls before it is agreed by the Board for each year’s annual report.

A detailed agenda of matters for discussion at the meeting, together with supporting papers is provided in advance of each meeting of the Audit Committee. The agenda incorporates a range of standard business items considered at each meeting. Routine business items include reports from the Chief Financial Officer and Internal Auditor as well as a draft form of the announcement on the Group’s financial results for each quarter. In addition, the Audit Committee addresses a number of other items as part of its schedule of business through the course of a year, such as risk management, business continuity planning, treasury policy and procedures, tax planning and the Group’s policy manual as well as such ad hoc matters as are deemed appropriate. The schedule of agenda items for the calendar year was last reviewed and approved by the Audit Committee in July 2010 and was considered to remain appropriate for 2011.

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

The conduct of the business of the Audit Committee

The Audit Committee met five times during the year in the execution of its responsibilities. The more material matters considered and any proposals for action were reported by the Chairman of the Audit Committee to the subsequent meeting of the full Board. During 2011, in addition to the routine business, the Audit Committee received reports on additional matters falling within its terms of reference, including in connection with the acquisition of Zoran, the financial analysis and appropriate disclosures as required under UK and US reporting regimes as well as work to ensure the Group was able to comply with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002 for the 2011 financial year. More details on this work are set out below.

The Audit Committee reviews all proposed announcements to be made by the Group to the extent they contain financial information. Each quarter, as part of its routine business, the Audit Committee receives a detailed report from the Chief Financial Officer on the performance of the Group. In addition to a summary of the balance sheet and income statement, the report incorporates detailed analysis on a range of key metrics which tracks the performance of the Group and its business units. This information forms part of the discussions by the Audit Committee to ensure that material matters are properly considered and discussed with management and where appropriate the external auditors. The information and the discussions in turn support the understanding of the Audit Committee and the Board on the nature of disclosures which should be made in the Group’s financial results.

The Audit Committee monitors the effectiveness of the internal audit function, considering and approving the scope of the annual internal audit plan, and thereafter reviewing reports on the results of internal audit work which has been conducted. The Audit Committee receives reports on a quarterly basis setting out the findings from the reviews performed, in addition to the progress made in addressing any outstanding recommendations arising from earlier audits which have been conducted. The plan provides for a rolling schedule of visits to all offices within the Group, as well as the review of various functions and activities both financial and non-financial. Following the acquisition of Zoran, the Committee considered and discussed the extended scope of the internal audit with due regard to the additional operations, facilities and activities conducted by Zoran.

Since the Company became subject to the reporting requirements of the US Securities Exchange Act of 1934, the Audit Committee has received reports from management regarding the Company’s compliance with requirements under the Exchange Act (including those rules and regulations that apply by reason of the US Sarbanes-Oxley Act of 2002) that relate to financial reporting and other disclosure matters. These requirements relate, among other things, to disclosure controls and procedures and internal control over financial reporting (which applied as of the end of the 2010 financial year). The Internal Auditor reports on various aspects of ensuring compliance with Sarbanes-Oxley each quarter based on the approved internal audit plan.

As part of the adoption of the plan, the Audit Committee also considers and approves the utilisation of external resources to assist in timely execution and reporting where required.

At 30 December 2011, the Group had cash resources of $278 million a decrease from the prior year of $440 million. The net outflow follows the return of capital to shareholders resulting from the share buybacks and payment of a final and interim dividend during the year, in addition to the cash element of the consideration on acquisition of Zoran. These are discussed in the Business Review on pages 22 to 25. The Audit Committee monitors the Group’s Treasury function on a regular basis, including where appropriate periodic external audits of the Treasury function’s policies, procedures and working practices. The Group’s Treasury Policy was most recently reviewed in October 2011 and the findings reported for consideration by the Audit Committee at its scheduled meeting in October. The review included an assessment of approved counterparties with whom the Company might place cash on deposit and other amendments to reflect developments within the Group, including the acquisition of Zoran.

The routine business of the Committee at each meeting includes an update on a range of ongoing litigation and litigation related matters concerning the Group. This review is also supported by a sub-committee of the Board led by the

Chairman, the purpose of which is to consider matters connected with material litigation. Both the Audit Committee and the Litigation sub-committee have access to the advice and support of the Group’s executive management and outside counsel where considered appropriate. The results of these meetings are reported to the Board on a regular basis.

In response to the requirements of the UK Bribery Act which came into effect in April 2011, the Committee has received reports each quarter on the process for raising awareness within the organization across functions and territories on appropriate processes and engagements with third parties. This includes the promulgation of a global policy and Group-wide online training, in addition to targeted presentations to specific functions and teams. This has included the incorporation of employees from Zoran following completion of the acquisition where training has continued into the early part of 2012.

Interaction with the external Auditors

During 2011, as part of its formal business, the Audit Committee met on five occasions with the external auditors. On two occasions the Audit Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Audit Committee has a policy of permitted services which details the services that can be provided by the Group’s auditors and those services which require specific advance approval by the Audit Committee. The policy also details services that the Group’s auditors are not permitted to provide. The objective is that the auditors should not be employed to provide services where either the nature of the work or extent of the services and fee payable might impair the auditors independence or objectivity. The external auditors are permitted to undertake some non-audit services, providing this has been awarded after due consideration of their skills, competence and integrity to carry out the work in the best interests of the Group, on for example, advisory services and due diligence activities associated with potential acquisitions. For permitted services, the Audit Committee has delegated the determination of fees to the Chief Financial Officer, provided the fee does not exceed £100,000. No services can be provided in excess of £100,000 without the prior approval of the Audit Committee. The policy, which was updated in July 2011, was complied with throughout the year.

The Audit Committee is aware of and has approved the audit and non-audit services which have been provided during 2011 by the Company’s external auditors, Deloitte LLP. Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group, due diligence associated with the acquisition of Zoran and work on each of the UK and US prospectus and UK circular to shareholders in connection with seeking approval of the acquisition. The Audit Committee considered the appointment of Deloitte for this work and determined that, not only was their appointment the most cost effective way of conducting the business but also that no conflicts of interest existed between such non-audit work and the role as auditor. The Audit Committee is satisfied that, notwithstanding this work, Deloitte LLP have retained objectivity and independence during the year.

The following table sets forth the fees paid by the Company to the external auditors as approved by the Audit Committee.

	2011	2010	2009
	$’000	$’000	$’000
Audit fees	1,007	745	936
Audit-related services	44	44	103
Taxation services	466	394	511
Other services	2,380	–	2,189
Total	3,897	1,183	3,739

Approval for permitted non-audit services is sought as required under the Committee’s policy. During 2011, total non-audit related fees were $2,846,000. The most significant element stated above in ‘Other Services’ related to the acquisition of Zoran. The appointment of Deloitte in relation to the acquisition of Zoran was approved by the Audit Committee. The Audit Committee considered that performance of the relevant non-audit services by Deloitte was the most cost effective way of conducting the requisite work and therefore in the best interest of the Group having due regard to the competence and knowledge possessed by Deloitte, including in previously supporting a similarly complex cross border acquisition by the Company in 2009 of SiRF Technology Holdings Inc. The Committee was also satisfied that no conflicts of interest existed or would arise in the conduct of the work on behalf of the Group. During the year a total of $4.03 million was paid to other accounting firms for non-audit work, including $444,000 for work in relation to tax advice to the group provided by PricewaterhouseCoopers LLP, Ernst & Young and BDO.

Deloitte LLP has been the Company’s auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly. The most recent full review, including release of tenders to other possible audit firms was conducted in 2005. In 2011, the Chairman of the Audit Committee led a meeting which reviewed the effectiveness of the external auditors which concluded that Deloitte was performing satisfactorily and should be recommended for re-appointment at the Annual General Meeting. Following completion of the audit in respect of the financial period ended 31 December 2010, the Audit Partner Mr Panos Kakoullis, having completed his period as Audit Partner stood down and was replaced by Mr Peter O’Donoghue.

The Chairman of the Audit Committee attends the Company’s Annual General Meeting to respond to any shareholder questions that might be raised concerning the Audit Committee’s activities.

Directors’ report

Corporate governance report continued

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

The Board is ultimately responsible for the Group’s system of internal control and for reviewing its effectiveness. The systems and processes established by the Board are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss. The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company’s senior management, in conjunction with external advisers, are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee.

The Audit Committee considers the findings from such reviews to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Group and consideration of reports that have been submitted. These findings are in turn regularly reviewed and discussed by the full Board. The Board is satisfied that this process accords with the internal control guidance for directors set out in the Turnbull Report “Internal Control: the Revised Guidance for Directors on the Combined Code” and that through its interface with management, the Board is aware of the major risks facing the Group and the steps taken by the Group to mitigate such risks, so far as is possible.

A risk evaluation process has been in place throughout 2011 and was in place up to the date of approval of this Annual Report and the financial statements. The risk evaluation process has been the subject of review by the Audit Committee during 2011. This ongoing review process included an update on the progress in addressing the disclosure and management of key risks affecting the Group.

During October 2011, KPMG LLP was appointed to support management in the conduct of a comprehensive review of the Group’s approach to the identification, scoring, ranking and measures for mitigating risk across all aspects of the Group’s activities. This has included support with the annual review of risks which might affect the Group which is conducted across all functions.

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

Consistent with a practice first implemented at the end of the prior financial year, a meeting of the Board dedicated to the consideration of key risks of the Group was held in January 2012 in order to allow for detailed discussion on issues of risk and risk management and to augment the process for approval of the Annual Report and financial statements. The meeting considered the basis on which risks affecting the Group were identified, and how management intends to manage the risks going forward, including how action plans are prioritised. That meeting determined that the steps being taken by management were satisfactory.

Managing risks

The Board discusses with management the actions it considers necessary to remedy any failings and weaknesses which have been determined to be significant from its review of the system of internal control. This has involved considering the matters reported to it and developing plans and programmes that it considers are reasonable in the circumstances.

A summary of the structures and processes in place to identify and manage risks across the Group are set out below.

Risk profiling

There is an ongoing process to identify and evaluate risks faced by the Group, through the conduct of regular meetings by the Group’s senior management, and engagement of external consultants where, in the opinion of the Group’s senior management, this is considered appropriate. Findings are reported to the Audit Committee together with recommended actions for managing the risks and a timetable for implementation of appropriate mitigation. The assessment of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review. A schedule of the prioritised risks is developed and reviewed by management to ensure that possible mitigation measures are considered and plans for action agreed. Responsibility is assigned within the Group for carrying out proposed actions which are also reviewed and up-dated by management.

Controlling risk

The Group has policies which address a range of key business risks, including financial, treasury, health and safety and the protection of intellectual property. The policies are made available to relevant employees through an intranet site and also via employee briefings on specific topics. Training is provided to employees to ensure that new policies are understood, for example in connection with the introduction during the year of the Group’s policy and requirements in response to the UK Bribery Act, as well as training on utilizing the on-line access to policies and procedures.

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

As explained in the Directors’ Report – Business and Financial Review on pages 5 to 38, the Group has a treasury policy for the placement of cash deposits with financial institutions. As part of its schedule of matters, and reflecting management recommendations, the Audit Committee considered a revised Treasury Policy in October 2011. This was subsequently submitted to and formally adopted by the Board.

As one aspect of ensuring a culture of integrity and encouraging high standards throughout the organisation, the Group has a formal whistle-blowing policy. The policy provides information on the process to follow in the event that any employee feels it appropriate to make a disclosure where they believe there has been improper conduct or actions which could cause the Group’s good standing to be called into question. The policy was most recently updated during 2010. The revised policy was adopted by the Board at its meeting in December 2010 and the revised policy was published on the Group’s intranet. All employees have been reminded of the existence of its policy and purpose. The policy has been translated into certain languages where it was felt the English language version may inhibit a detailed understanding of its terms. A separate policy has been implemented in France in order to comply with the legislation in that country. The policies outline how employees can report matters of concern and of the Company’s commitment to respond appropriately to circumstances warranting investigation. The Audit Committee is satisfied that the policy provides an adequate basis for employees to make representations in confidence to the Group and for appropriate and proportionate investigation.

In response to the growth in the Group’s operations globally, new arrangements allowing for a more effective capture and reporting on whistle-blowing issues were implemented during 2011 supported by an external agent selected based on their experience in supporting a number of larger companies and institutions in the areas of whistle-blowing and compliance with the UK Bribery Act.

Monitoring and managing the status of residual risk

The actions arising from external and internal assessments of risks are consolidated and during 2011 the results were reported to the Audit Committee.

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

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board. The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Group’s overall performance is assessed. The results of these reviews are reported to and discussed by the Audit Committee and the Board at each meeting. A summary of the key financial and non-financial risks inherent in the Group’s business is given on pages 39 to 45.

These processes are supported by discrete reviews conducted by the Internal Auditor and external advisers, as determined by the Audit Committee, in addition to the routine audits.

The Board confirms that it has reviewed the effectiveness of the system of internal controls which were in place throughout the financial year and up to the date of signing the Financial Statements for the 52 week period ended 30 December 2011.

Controls and procedures under the Sarbanes-Oxley Act

The Group is subject to the provisions of the US Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act requires a report of management on the effectiveness of the Group’s internal control over financial reporting. As part of its internal audit process, the Group has a programme for the review of its internal control over financial reporting to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and the Company’s Chief Executive Officer and Chief Financial Officer have issued their report attesting to the Group’s compliance with Section 404 of the Sarbanes-Oxley Act as at 30 December 2011. Management’s certification and the independent auditors’ opinion on internal control over financial reporting are included on page 58 of this Annual Report.

During the 52 week period ended 30 December 2011, there have not been any changes in the Group’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Directors’ report

Corporate governance report continued

The executive management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, or the Exchange Act) as at 30 December 2011. Based on such evaluation the Chief Executive Officer and Chief Financial Officer concluded that, as at 30 December 2011, the Group’s disclosure controls and procedures were effective in ensuring that the information which the Group is required to disclose in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control over Financial Reporting

The management of CSR plc is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for CSR plc. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as at 30 December 2011. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as at 30 December 2011. As permitted by the rules of the SEC, management has excluded Zoran Corporation from its evaluation for the year ended 30 December 2011, the year of acquisition. As of 30 December 2011, Zoran Corporation’s total assets represented 28% of our consolidated total assets and 26% of consolidated net assets. Its total revenues constituted 13% of our consolidated revenue and its profit constituted 60% of our consolidated profit for the 52 week period ended 30 December 2011.

Deloitte LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting excluding Zoran Corporation.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CSR plc

We have audited the internal control over financial reporting of CSR plc and subsidiaries (“the Company”) as of 30 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Zoran Corporation, which was acquired on 30 August 2011 and whose financial statements constitute 26% and 28% of net and total assets, respectively, 13% of consolidated revenues, and its profit constituted 60% of consolidated profit, as at 30 December 2011 and for the 52 week period ended 30 December 2011. Accordingly, our audit did not include the internal control over financial reporting at Zoran Corporation. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 December 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements at and for the 52 week period ended 30 December 2011 of the Company and our report dated 17 February 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom

17 February 2012

US listing requirements

The Company’s American depositary shares are listed on NASDAQ and we are therefore subject to the rules of NASDAQ and US securities laws and the rules of the SEC applicable to foreign private issuers. NASDAQ requires US companies listed on the exchange to comply with NASDAQ’s corporate governance rules but foreign private issuers, such as the Company are exempt from those rules. However, pursuant to NASDAQ Listing Rule 5615, the Company is required to disclose a summary of any material ways in which the corporate governance practices of the Company differ from those required by NASDAQ for US companies. The material differences are as follows:

Independence

The NASDAQ rules require that a majority of the Board be comprised of independent directors and the rules include detailed definitions that US companies must use for determining independence.

The Code requires that at least half the Board excluding the Chairman should comprise independent non-executive directors.

The Company’s Board currently comprises four executive directors, five non-executive directors and the Chairman. In accordance with the Combined Code, the Chairman of the Board of Directors is not considered independent.

While the Board does not explicitly take into consideration NASDAQ’s detailed definitions of independence, it has carried out an assessment based on the requirements of the Code and has determined in its judgment that all of the non-executive directors are independent within those requirements.

Nomination of Directors

NASDAQ rules require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors.

Our Nomination Committee leads the process for Board appointments and makes recommendations to the Board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by the Chairman of the Board, and its other members are non-executive directors.

Committees

NASDAQ rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee required to have a written charter that addresses the committees’ purpose and responsibilities.

Both our Nominations and our Remuneration Committee have terms of reference and compositions that comply with the Combined Code’s requirements.

Our Nominations Committee is chaired by the Chairman of the Board and its other members are non-executive directors of the Company.

Our Remuneration Committee is chaired by a non-executive director who is considered independent of management and the Board, and additional members are two other independent non-executive directors together with the Chairman of the Board.

The Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 under the Exchange Act.

We consider that the terms of reference of these committees, which are available on our website (www.csr.com/ir/corporate-governance-responsibility/corporate-governance) are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules.

Code of conduct

Under NASDAQ rules US companies must adopt a code of conduct applicable to all directors, officers and employees. The Group has adopted a Group Ethics policy, which applies to all its employees, including directors and officers. It sets out what conduct is expected of employees as they adhere to our Business Principles and draws their attention to the Group’s policies. In addition, the Company has adopted an Executive Ethics Policy that applies to executive directors, senior officers and other specified employees and is intended to meet the “code of ethics” requirements of Section 406 of the US Sarbanes-Oxley Act.

Quorum

Under NASDAQ rules companies are required to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. However, our articles of association provide for a quorum for general meetings of shareholders of two shareholders regardless of the level of their aggregate share ownership.

Related party transactions

The NASDAQ rules require companies to conduct appropriate reviews of related party transactions and potential conflicts of interest via the company’s audit committee or other independent body of the board of directors.

We are subject to extensive provisions under the Listing Rules issued by the FSA in the UK (the “Listing Rules”) governing transactions with related parties, as defined therein, and the Companies Act 2006 also restricts the extent to which companies incorporated in England and Wales may enter into related party transactions.

Directors’ report

Corporate governance report continued

Our articles of association contain provisions regarding disclosure of interests by our directors and restrictions on their votes in circumstances involving conflicts of interest.

The concept of a related party for the purposes of NASDAQ’s listing rules differs in certain respects from the definition of a transaction with a related party under the Listing Rules.

Shareholder approval

Stock option plans

NASDAQ rules require listed companies to obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the company, subject to certain exceptions. The Company’s directors or Remuneration Committee may amend the schemes and plans of the Company, except that any amendment relating to the identity of option holders, the limitations on their benefits, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the SAYE Scheme and to the CSR plc Share Option Plan are subject to the prior approval of the UK Inland Revenue, while they are to retain their approved status.

Other transactions

NASDAQ rules require listed companies to obtain shareholder approval prior to the issuance of securities in certain circumstances related to a change of control of the issuer, the acquisition of the stock or assets of another company under certain circumstances and in connection with certain transactions involving the sale, issuance or potential issuance of 20% or more of common stock or voting power of the issuer. As a foreign private issuer, the Company complies with corporate governance practices customary in its home jurisdiction, the United Kingdom. While not dealing directly with the transactions enumerated in the NASDAQ listing requirements, there are various provisions requiring shareholder vote, which can best be summarized as follows:

Under the Listing Rules, shareholder approval is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and parties, including: (a) directors or shadow directors of the company or its subsidiaries; (b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or (c) any of the associates of persons described in (a) or (b).

In accordance with our Articles of Association we also seek shareholder approval annually for issuing shares and to dis-apply the pre-emption rights that apply under law in line with limit guidelines issued by investor bodies.

Attendance at meetings

The table below shows the attendance of each of the directors at meetings of the Board and its Committees held during the 52 week period ended 30 December 2011.

No. of Meetings	Board	Audit	Remuneration	Nomination

A J Allner	18	5	5	1
J A J van Beurden	19	–	–	–
A E C G Carlisle	19	5	4	1
K Chadha	19	–	–	–
J D Y Collier[1]	16	–	–	–
D D W Gardiner	19	–	–	–
L Gerzberg[2]	3	–	–	–
S Giacoletto-Roggio	19	5	5	1
C A Ladas	18	–	–	–
R W Mackintosh	19	–	5	1
Ms T M Vega	18	–	–	–
[1]	Retired from the Board on 12 September 2011.
[2]	Appointed to the Board on 31 August 2011.

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 23 May 2012, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders.

By Order of the Board

Brett Gladden,

Company Secretary

17 February 2012

Directors’ report

Remuneration report

The Board presents the Remuneration Report for the 52 weeks ended 30 December 2011.

Role of the Remuneration Committee

The Board sets the Company’s remuneration policy. The Remuneration Committee (“the Committee”) makes recommendations to the Board within its agreed terms of reference (available on the Company’s website www.csr.com or from the Company Secretary at the Company’s registered office) on the Company’s framework of executive remuneration and its cost.

The Committee also determines, on behalf of the Board, specific remuneration packages for each of the executive directors and for the Chairman. The Committee administers the Company’s share incentive plans for employees and monitors and provides guidance on the level and structure of remuneration for senior management who report to the Chief Executive Officer as well as providing guidance on the broader remuneration policies for the Group below Board level, based on recommendations of the Chief Executive Officer. The Board itself determines the remuneration of the non-executive directors. No director plays a part in any decision about their own remuneration.

Further information on meetings held and attendance by the members of the Committee is disclosed in the Corporate Governance report on page 60.

Mr Giacoletto-Roggio is Chairman of the Committee. The other current members of the Committee, all of whom are independent non-executive directors within the definition of the Code, are set out on pages 46 and 47. Mr Mackintosh, Chairman of the Board, attends meetings of the Committee as a member. There have been no changes to the composition of the Committee during the year. The Company Secretary acts as secretary to the Committee. None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company.

An evaluation of the performance of the Committee was initiated during 2011 with the support of external advisers, as explained on page 51 of the Corporate Governance Report.

The Committee has access to detailed external research from independent consultants. During the year, professional advice was provided by New Bridge Street (NBS), Slaughter and May, Faegre Baker Daniels LLP, PricewaterhouseCoopers LLP (PwC) and Alithos Limited. Each of the advisers were appointed by the Committee. Slaughter and May act as legal advisers to the Company generally and each of Faegre Baker Daniels LLP and PwC also provide additional advice to the Company on unrelated matters. Neither NBS (part of AON Corporation) nor Alithos Limited provides other services to the Company. Terms of engagement with each provider are available from the Company Secretary.

The Directors’ Report on Remuneration for the 52 week period ended 31 December 2010 was approved by the shareholders at the Annual General Meeting held in May 2011. As required by the Companies Act 2006 (“the Act”), shareholders will be invited to approve this report at the Annual General Meeting to be held on 23 May 2012.

This Report has been prepared in accordance with Schedule 8 to the Accounting Regulations under the Act. The Report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the principles relating to directors’ remuneration in the UK Corporate Governance Code.

The Act requires the auditors to report to the Company’s members on certain parts of the Remuneration Report and to state whether in their opinion those parts of the Remuneration Report have been properly prepared in accordance with the Act.

In setting the remuneration policy, the Committee takes into account the strategic objectives of the Group and the expected performance of individual directors within their areas of responsibility. Targets set in association with the performance related elements of pay take into account the strategic objectives of the Group, for example in the development and release of particular products or technologies or specific markets for products, such as applications for use in vehicles or home entertainment. These are reviewed each year in the context of the plans set for the Group as a whole and are agreed for each executive director at the start of a financial year.

Summary of key reward philosophies

Link to business strategy

•	Performance conditions have been set to align with the long term business strategy and to maximise shareholder value.

Directors’ report

Remuneration report continued

•

The annual bonus which forms part of the Executive Incentive Plan (see pages 64 and 65) continues to support the short-term operational performance of the business by measuring against the fundamental business performance of the year in question, but also including personal performance objectives for the year which are necessary to ensure future performance. These can, for example, be meeting defined revenue, profit or other financial targets and personal performance objectives such as delivery of new products, people development, or expansion into new markets.

•	For longer term incentives linked to equity plans, the directors hold awards that use various performance measures:
•	Underlying diluted earnings per share, (EPS) which is believed to be an appropriate operational measure;
•	Total shareholder return (TSR) relative to other companies within our sector; and
•

Absolute total shareholder return of the Company (introduced in 2011 following consultation with shareholders for grants under the CSR Share Option Plan) providing clear focus on maximizing sustainable growth in the Company’s share price.

Remuneration and risk

The Committee has reviewed the relationship between remuneration and risk and is satisfied that the policies operated are appropriate and do not encourage undue risk taking as:

•	basic salary levels are targeted at around mid-market levels and are reviewed annually;

•	annual bonuses are capped and targeted to ensure that performance incentives and rewards are set at an appropriate level; and

•	alignment with shareholders is provided through the use of bonus deferral, shareholder return for long-term share incentives and the operation of share ownership guidelines.

During the period ended 30 December 2011 and at the date of this report, the executive directors of the Board were:

Name	Position	Date joined the Company
J A J van Beurden	Chief Executive Officer	November 2007
D D W Gardiner	Chief Financial Officer	June 2008
C A Ladas	Operations Director	May 2000¥
K Chadha	Chief Marketing Officer	June 2009
¥	appointed to the Board January 2008.

Remuneration policy for the executive directors

Executive remuneration packages are designed in order to attract, motivate and retain employees of the highest calibre required by the Group in order to achieve its objectives, to meet the needs of customers and enhance value to shareholders.

As one of the UK’s leading technology companies, CSR seeks to attract, retain and motivate executive directors on a global basis who have experience in working in markets and with technologies which are complementary to CSR’s activities and strategic intent. CSR is a fabless semiconductor company. Few of CSR’s peers are based in the UK, and the majority have their executive teams located in the US. Each of our executive directors has extensive experience of working outside of the UK including the US, and this breadth of experience is reflected in the executive management team that reports to the Chief Executive, in addition to the breadth and diversity of our employees. As at 30 December 2011, 75% of employees were based outside the UK.

There are five main elements of the remuneration package for executive directors and senior management, comprising basic annual salary, benefits-in-kind, the opportunity to participate in a money purchase pension scheme, a cash bonus and participation in the Company’s share incentive plans.

The Company’s policy is that a substantial proportion of the remuneration of the executive directors should be performance-related. The payment of any bonus and the vesting of share incentives are subject to meeting performance conditions established by the Committee reflecting what, at that time, the Committee considers to be demanding targets. These targets are set taking appropriate account of the challenging and rapidly evolving market in which the Group operates, and the expectations of the investment community on the Group’s potential future performance.

The Remuneration Committee considers corporate performance on environmental, social and governance issues and the extent to which these should be incorporated into the performance-related benefits of individual directors. The Committee looked at the matter at the end of 2011 and determined that, given the Company’s current activities and its strategic imperatives for 2012, it was not appropriate to incorporate such matters specifically within the incentive arrangements for any executive director during 2012. This is kept under review on an annual basis. The report on the Company’s initiatives on matters related to corporate social responsibility, including environmental matters, is set out on pages 33 to 38.

Basic salary

An executive director’s basic salary is considered by the Committee on their appointment and then reviewed once a year or when an individual changes position or responsibility. When making a determination as to the appropriate remuneration, the Committee considers firstly remuneration practices within the Group as a whole and, where considered relevant, conducts objective research on companies within the Company’s peers with both an international and UK focus, reflecting that the Company is competing in a global market. As the Group has continued to evolve, the peer group has also been reconsidered, reflecting the broader international presence and the importance of maintaining an executive team with suitable and relevant industry and international business experience. The target salary is at mid-market (noting that after promotion or appointment to the Board it may take several years to meet this policy), with the opportunity to go above this level, subject to sustained individual performance. The Committee seeks to ensure that there is an appropriate balance between fixed and variable pay, with a significant element based on performance-related variable reward.

The salary of Mr van Beurden and Mr Gardiner is paid in pounds sterling, whilst the salary of each of Mr Ladas and Mr Chadha is paid in US Dollars. Details of the basic salary of the executive directors who served during the period ended 30 December 2011 are set forth in the table below.

	Current Salary	Previous Salary	Date of Last Review
J A J van Beurden	£416,000	£400,000	February 2012
D D W Gardiner	£313,668	£301,600	February 2012
C A Ladas	$321,360	$312,000	February 2012
K Chadha	$321,360	$312,000	February 2012

In keeping with a decision on the review of salaries for the Group as a whole, the salaries for the executive directors were reviewed in February 2012, with the decision taken to make no change to executive director salaries. Salaries for those below Board level were subject to an average increase globally of 2%.

The Committee is satisfied that the salaries conform to its strategy, whilst remaining competitive against similar roles within the relevant peer group.

Benefits-in-kind

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance as a multiple of basic salary (four times in the UK and two times in the US), and personal accident insurance and subsistence expenses. During 2011, Mr Ladas, who lives in the US, was provided with support in meeting the cost of a UK temporary residence reflecting his frequent travel and stays in the United Kingdom as an important part of the performance of his role. Mr Ladas and Mr Chadha also receive US-based dental plan insurance.

Pension arrangements

Two of the executive directors serving at the period end were members of the Cambridge Silicon Radio Retirement Benefits Scheme (the “UK Pension Plan”) which is an HM Revenue and Customs approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom. One executive director has established their own personal pension plan to which the Company contributes. One director participates in the US 401K Plan which the Company operates for its US-resident employees.

Contributions are determined as a percentage of the employee’s gross basic salary, up to a limit of £50,000. Details of the actual contributions made by the Group to the UK Pension Plan and the US 401K Plan on behalf of the executive directors are set out in the table on page 70.

Normal retirement age is 65 for employees and executive directors. However, employees and executive directors may continue to remain in office beyond that age. Mr Ladas, Operations Director, has continued in his office beyond the normal retirement age.

Other than basic salary, no element of the directors’ remuneration is pensionable.

Share ownership

Executive directors are encouraged to build up a shareholding in the Company to a level equivalent to a percentage of their basic salary. This shareholding should be satisfied through retention of the shares obtained as a result of participating in any Company share plan (and the Executive Incentive Plan), net of the shares sold to finance option exercises or to pay a National Insurance or income tax liability or overseas equivalent. The programme specifically excludes the need for directors to make a personal investment should awards not vest. Normally the Committee would expect the executive director to achieve the holding within five years following appointment to the Board. The shareholding requirements were reviewed by the Committee during 2011 and are as follows:

Name	Position	Shareholding Requirement (percentage of salary)
J A J van Beurden	Chief Executive Officer	400%
D D W Gardiner	Chief Financial Officer	200%
C A Ladas	Operations Director	100%
K Chadha	Chief Marketing Officer	100%

Medium and long term incentive arrangements

The Committee is responsible for determining on what basis to incentivise executive directors, through the use of medium and longer term incentive arrangements. The following sections of the report explain the plans available to the Committee in providing for such incentives. For executive directors, the maximum opportunity in any single year is to earn up to 500% of salary under these incentive arrangements.

Directors’ report

Remuneration report continued

The CSR plc 2011 Executive Incentive Plan (the “EIP”)

Background

The EIP was approved by shareholders at the General Meeting held on 30 August 2011. 2011 was the first year of operation of the Plan.

The EIP replaces the annual bonus arrangement previously used for the executive directors and also the awards made under the Share Award Plan for executive directors. It allows a mixture of cash (once the shareholding requirement is met) and shares to be earned on an annual basis (some of which are subject to a further two year retention as well as the risk of partial forfeiture in the event certain minimum thresholds set by the Committee at the start of an annual measurement period are not satisfied).

The Committee took into account the following specific factors when designing the EIP:

•

the Plan allows the setting of annual targets based on KPIs linked to the business at that point in time, thereby mitigating against some of the risk of market volatility and the resulting difficulty in setting long-term targets whilst ensuring sustainability by linking bonus years together and providing substantial deferral in shares and ongoing risk adjustment;

•

the Plan has been structured to ensure that key executives become material (in terms of their compensation) shareholders in the Company to provide a greater alignment of interests with shareholders; and

•

the Company competes in an international market place for its executive talent. The Committee believes that whilst retaining the best elements of UK corporate governance, the Plan is easier to operate and explain to an international team (in particular in the US).

Overview of the EIP

The key elements of the EIP are:

•	the maximum annual contribution by the Company for a participant in respect of any single Plan Year is 250% of salary p.a., and

•	the annual contribution will be subject to the satisfaction of performance targets (see later for the targets set for 2011 and 2012)

The maximum annual contribution is split into two elements for each Plan Year:

•

Element A – is paid at the end of Plan Year 1. For 2011, Element A is 50% of the maximum annual contribution (125% of salary) with a maximum of 100% of salary paid in cash and the balance paid in shares. Participants may elect to receive shares to replace part or all of the cash component. The share price used to calculate the number of shares is an average determined by the Committee which for 2011 has been set as the 30 day average share price for the period finishing at the end of Plan Year, being 30 December 2011. For example, in respect of the 2011 financial year, at 30 December 2011, for executive directors Element A will be paid in shares until their shareholding requirement has been satisfied. Following the continued satisfaction of this requirement, their participation in the EIP will be on the same basis as for any other participants. The executive directors can sell sufficient shares to meet the tax arising on satisfaction of the conditions and release of shares.

•

Element B – is paid at the end of Plan Year 3 (i.e. there is an additional two year deferral for this element). For 2011 Element B is 50% of the maximum annual contribution (125% of salary) and is paid in shares. The share price used to calculate the number of shares subject to Element B is the 30 day average share price for the period finishing at the end of Plan Year. The vesting of Element B is subject to the following conditions:

•	continued employment of the Participant by a member of the CSR plc Group at the end of Plan Year 3; and

•

risk adjustment if the forfeiture thresholds for the performance requirements set for Plan Year 2 and/or Plan Year 3 are not met. Forfeiture would be on a sliding scale up to a maximum of 50% of Element B as illustrated in the table below.

EIP – Opportunity and Forfeiture – illustrative examples

The following section explains by way of an illustrative example the potential reward and forfeiture provisions under the EIP.

Performance Requirements for Plan Year 2 and/or Plan Year 3	Maximum Forfeiture		Forfeiture Threshold		On Target Performance	Maximum Performance
Percentage of Profit Target	70%		80%		100%	120%
Percentage of Element B forfeited	(50%	*)	0%	*	0%	0%
*	Straight line forfeiture between points

The following is an example of the operation of the forfeiture provisions. For the purposes of this illustration the participant has earned the maximum annual contribution in respect of Plan Year 1. Element A has been paid and Element B is subject to a two year deferral period and will be adjusted if the forfeiture thresholds are not met in Plan

Year 2 and /or Plan Year 3. It has been assumed that no annual contribution has been earned in either Plan Year 2 or Plan Year 3 and that for each of the Plan Years the maximum forfeiture applied. The following table shows the impact of the forfeiture provisions on Element B earned in respect of Plan Year 1:

Plan Year 1	Operation of Maximum Forfeiture in Plan Year 2	Operation of Maximum Forfeiture in Plan Year 3	Final Value of Element B on Vesting
Element B earned 125% of salary	Element B reduced from 125% of salary to 62.5%	Element B reduced from 62.5% of salary to 31.25%	31.25% of salary (= 125% – 62.5% – 31.25%)

Operation of the EIP for the plan year ended 30 December 2011

The annual contribution earned by each executive director is determined by reference to the level of satisfaction of the performance requirements set out below. The maximum annual contribution for the Plan year ended 30 December 2011 is 250% of salary. The same maximum will be used for the 2012 financial year.

Performance Requirements – plan year ended 30 December 2011

The following tables set out:

•	the performance requirements for the EIP for the Plan Year ended 30 December 2011; and
•	the level of satisfaction of those performance requirements.

Performance Requirement	Revenue	Profit	Individual Objectives
Percentage of Maximum Annual Contribution earned based on the satisfaction of the relevant Performance Requirement	37.50%	37.50%	25.00%
Extent to which Performance Requirements met for the Plan Year	20.97%	13.25%	See below

Element of Maximum Annual Contribution earned (% of salary)	Maximum Annual Contribution	Financial Element	Individual Element	Total
J A J van Beurden	250.00%	32.08%	21.88%	53.96%
D D W Gardiner	250.00%	32.08%	21.88%	53.96%
C A Ladas	200.00%	25.67%	17.50%	43.17%
K Chadha	200.00%	25.67%	17.50%	43.17%

Revenue and Underlying Profit (excluding litigation expense) are defined as the Company’s revenue and profit for the purpose of the Plan’s performance targets.

Level of Contribution to EIP for the plan year ended 30 December 2011

The table below sets out the following:

•	the level of contribution earned for the Plan Year;
•	the value of Element A and the manner in which it has been paid; and
•	the value of Element B.

				Element A			Element B
Name	Annual Contribution	% of salary	Value	Form of Payment	Share Price (both Elements)	Value	Number of Shares	Date of Vesting
J A J van Beurden	£224,453	26.98%	£112,226	62,696 shares	£1.79	£112,226	62,696 shares	21-Mar-14
D D W Gardiner	£169,240	26.98%	£84,620	47,274 shares	£1.79	£84,620	47,274 shares	21-Mar-14
C A Ladas	£86,695	21.58%	£43,347	24,216 shares	£1.79	£43,347	24,216 shares	21-Mar-14
K Chadha*	£86,695	21.58%	£43,347	24,216 shares	£1.79	£43,347	24,216 shares	21-Mar-14
*	Based on having fulfilled his shareholding requirements, Mr Chadha can elect to receive Element A in the form of shares as stated above, or to receive cash of £43,347. At the date of this report, this election has not yet been made.

Operation of the EIP for the plan year ending 30 December 2012

The Remuneration Committee reviews the performance requirements for each Plan Year taking into account the following factors:

•	alignment of the performance requirements to the Company’s strategy for the Plan Year; and
•	market conditions affecting the Company.

It is the opinion of the Remuneration Committee that the following performance requirements and their weighting is appropriate for the Plan Year Ending 28 December 2012:

Performance Requirement	Revenue	Profit	Individual Objectives
Percentage of Maximum Annual Contribution earned based on the satisfaction of the relevant Performance Requirement	25%	50%	25%
Performance Thresholds (% of budget):
Maximum	110%	120%
On Target	100%	100%
Bonus Threshold	90%	90%
Forfeiture Threshold	80%
Maximum Forefeiture	70%

Directors’ report

Remuneration report continued

Share option plans

The Company has a number of share option plans intended to facilitate the motivation and retention of employees. Two of the plans were established prior to the Company’s flotation, being the Founders Share Option Plan and the Global Share Option Plan. Whilst not all the awards under these two plans have been exercised, the plans are closed for the purpose of any new awards, and neither plan was used during 2011 for grants to executive directors or to other employees. No director has any outstanding grants under these plans.

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

Awards are made to executive directors and other employees at the discretion of the Remuneration Committee. Awards for directors and certain other senior employees are subject to a three year retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period.

Since the introduction of the CSOP, through to and including grants made in 2008, the vesting of shares was subject to a performance target based on the growth over a three year period in the Company’s underlying earnings per share. As reported in 2009, the vesting of options granted in 2009 were subject to satisfying a performance target based on relative Total Shareholder Return of the Company against a peer group over a three year period. The performance target for the 2009 grants was not met, and these options therefore lapse.

As disclosed in the report of the Committee for 2010, during 2011 the Committee undertook a detailed review of the incentive arrangements for executive directors which included engagement with shareholders during the first half of 2011.

For the grants made in 2011, the targets are as follows:

	Absolute Shareholder Return Threshold Growth p.a.		Absolute Shareholder Return Maximum Growth p.a.
	7.50%		10.50%
Percentage of Option Vesting	25%	*	100%	*
*	Straight line vesting between thresholds

For grants made in 2011 to each of the executive directors, based on their performance during the year, the Committee determined that it was appropriate to make a grant of 250% of salary under the CSOP.

Total Shareholder Return (“TSR”) comparator group of companies

The following basket of comparator companies is used for determining the relative TSR performance of the Company, for grants made prior to 2011.

ARM Holdings plc	Hewlett-Packard Development Company L.P.	QUALCOMM Incorporated
Advanced Semiconductor Engineering, Inc.	Infineon Technology AG	STMicroelectronics N.V.
ASML Holding N.V.	Intel Corporation	Silicon Laboratories Inc.
Analog Devices, Inc.	Logitech International SA	Skyworks Solutions, Inc.
Apple Computer, Inc.	Marvell Technology Group Ltd	Spirent plc
austriamicrosystems AG	Motorola, Inc.	Synopsys Inc.
Broadcom Corporation	National Semiconductor Corporation	Taiwan Semiconductor Manufacturing Company Limited
Cirrus Logic, Inc.	Nokia Oyj	Teradyne, Inc.
Conexant Systems, Inc.	PMC-Sierra, Inc.	Texas Instruments Incorporated
Dell, Inc.	Plantronics, Inc.	Wolfson Microelectronics plc
GN Store Nord A/S

The grants in 2009 included additional companies in the comparator group, being Bookham Inc, Dialog Semiconductor plc, Nordic Semiconductor ASA, Research in Motion Ltd and Wavecom SA. Following the acquisition by Qualcomm Inc of Atheros Communications during 2011, Atheros has been removed from the comparator group.

The Committee decided that the thresholds to be met would be as follows: none of the options shall vest if the Company’s relative position is below median; 30% of a grant vests at median, with full vesting of a grant for performance at the upper quartile. Options vest on a straight-line basis between the median and upper quartile, with no retesting of the performance condition if it is not met at the end of the three year period.

The performance condition was considered by the Committee to be challenging and appropriately aligned with shareholder interests to achieving sustained performance in the return to shareholders over the three year performance period.

The rules of the CSOP do not allow for options to be granted at a discount to the Company’s share price at the date of grant.

Following consultation with shareholders and approval at the General Meeting held in August 2011 at the discretion of the Committee options may be granted up to a maximum of 300% of salary in each year, taking into account individual performance. Prior to this change to the rules, the annual maximum was 200% of salary. Pursuant to the rules of the CSOP, the Committee also reserves to its discretion the right to grant awards at a higher proportion of up to 400% of basic salary to deal with circumstances which the Committee determines to be exceptional, for example, the retention of key employees.

Performance share awards

At the Annual General Meeting held in May 2005, shareholders approved the introduction of a Share Award Plan called the CSR Share Award Plan. Awards are made to executive directors and other employees at the discretion of the Committee.

The performance condition in respect of grants made in 2010 was subject to meeting specific underlying EPS targets in 2012. In order for 20% of the grant to vest, the Company must achieve an underlying EPS of 58 cents, increasing to vesting at 100% for achieving an underlying EPS of 70 cents. Above 58 cents up to maximum vesting at 70 cents, the proportion of shares which vests increases on a straight line basis.

The Committee determined that these performance conditions were appropriate for the form of award and were suitably stretching.

The TSR performance target for the grants made in 2009, which were based on Total Shareholder Return was not met, and the Share Awards therefore lapsed.

In accordance with the rules of the CSR Share Award Plan, the Committee reserves the right to grant awards at a proportion of basic salary normally up to a maximum of 100% of salary (200% in exceptional circumstances).

The level of award is considered each year in the light of performance. No awards were made to directors under the CSR Share Award Plan in 2011.

The table below summarises the total awards held by each executive director at 30 December 2011.

Name	Interests held at 31 December 2010	Date of 2011 award	Awards made	Awards price (£)	Award vesting date	Awards exercised in 2011	Lapsed in 2011	Interests held at 30 December 2011
J A J van Beurden	371,775	–	–	–	–	–	(94,944)	276,831
D D W Gardiner	412,576	–	–	–	–	–	(179,800)	232,776
C A Ladas	161,687	–	–	–	–	–	(36,096)	125,591
K Chadha	123,209	–	–	–	–	–	–	123,209

Contingent shares

For each of Mr van Beurden and Mr Gardiner, in addition to the cash bonus in respect of the financial year 2010, the Committee incorporated an additional incentive which provided for the potential, subject to fulfilling performance targets, to receive ordinary shares, which for Mr van Beurden was a maximum opportunity of 120,000 shares and for Mr Gardiner was a maximum opportunity of 100,000 shares. Each of Mr van Beurden and Mr Gardiner were able to elect to sell sufficient shares to satisfy the tax liability on vesting, but otherwise are required to hold the shares they receive for a further period of 12 months.

The performance targets were met in respect of these conditional awards and the maximum opportunity for each of Mr van Beurden and Mr Gardiner vested in March 2011. In accordance with the terms of the award, Mr van Beurden elected to satisfy the tax arising on the transfer of the ordinary shares out of the CSR Employee Benefit Trust by cash. 120,000 shares were transferred to Mr van Beurden on 31 March 2011.

In accordance with the terms of the award, Mr Gardiner elected to sell sufficient shares to satisfy the tax liability on vesting. The CSR Employee Benefit Trust therefore withheld 51,773 shares and the balance, comprising 48,227 shares was transferred to Mr Gardiner on 31 March 2011.

As reported in the 2009 and 2010 Remuneration Reports, in respect of the bonus earned in 2009, Mr Chadha was allotted 16,580 ordinary shares in the form of restricted shares which would vest, subject to his remaining employed by the Company as at 1 March 2011. There were no further restrictions applying to the transfer of the shares and Mr Chadha was able to elect either to hold or sell the shares on transfer. In accordance with the terms of the award, the CSR Employee Benefit Trust, withheld 6,157 ordinary shares to satisfy the tax arising on transfer. The balance, comprising 10,423 shares, were transferred to Mr Chadha on 31 March 2011.

Directors’ report

Remuneration report continued

Dilution

The Company monitors the awards of shares, made under the various share plans which it operates in relation to their effect on dilution limits. Following shareholder approval at the 2005 Annual General Meeting, the Company is able to make selective share awards while maintaining the traditional overall 10% limit on awards as a proportion of the issued share capital in any rolling ten year period.

Conscious of the need to ensure that the issue of new shares to employees pursuant to its share schemes operates within Association of British Insurers (“ABI”) guidelines, the CSR Employee Benefit Trust (the “Trust”) was established during 2007. The Trust enables the satisfaction of awards to be met by using shares acquired by the Trust in the open market.

As at 30 December 2011 the Trust held 3,790,109 ordinary shares in CSR plc which were acquired in the open market. The purchase of shares by the Trust is satisfied through cash drawn down under the terms of a Loan Facility Agreement established at the time of the creation of the Trust. During 2011 the Trust did not acquire any shares. The details of each purchase of ordinary shares in CSR plc and the total holding by the Trust is shown in note 29 to the Consolidated Financial Statements.

Performance graph

The graph below shows the Company’s performance, measured by total shareholder return, compared with the performance of the FTSE 250 index.

The FTSE 250 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company.

Employee share purchase plans

The Company operates an HM Revenue and Customs approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value. Executive directors who are subject to UK tax are eligible to participate in the SAYE Share Option Scheme.

Following the acquisition of SiRF in 2009 and, as approved by shareholders at the General Meeting held on 25 June 2009, the Company introduced an Employee Share Purchase Plan (the “ESPP”) under which shares in the Company may be acquired at a discount of up to 15% of the lower of the market value at either the start or end of the savings period. Executive directors may participate in the ESPP.

Directors’ contracts

It is the Company’s policy that executive directors should have contracts of an indefinite term. Each of the directors named in the table below have a service contract which is subject to one year’s notice from the Company. Each of Mr van Beurden, Mr Gardiner and Mr Ladas has a service agreement requiring them to give six months’ notice to the Company. Mr Chadha is subject to six months’ notice from the Company and is required to give three months’ notice to the Company.

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

Non-executive directors

Non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies. The fees for non-executive directors are considered each year. The non-executive directors are appointed for a three year term, subject to annual re-election by the shareholders, at the Company’s Annual General Meeting.

The terms and conditions of appointment are available for inspection at the Company’s registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the Company’s Annual General Meeting.

The fees of the non-executive directors and the Chairman were reviewed in February 2010. It was determined that the basic fee paid to non-executive directors would increase to £45,000. It was also agreed that the fee payable to Mr Carlisle in his capacity as Senior Independent Director would be adjusted by the payment of a further £8,500 (previously £5,500), to Mr Allner in his capacity as chairman of the audit committee by payment of a further £9,000 (previously £6,000) and to Mr Giacoletto-Roggio in his capacity as chairman of the remuneration committee £8,700 (previously £5,700). The fee payable to Mr Mackintosh as Chairman of the Board is £180,000.

Dr Gerzberg, was the founder, Chief Executive Officer and an executive director of Zoran Corporation prior to its acquisition by the Company which was completed on 31 August 2011. Dr Gerzberg joined the Board of the Company as a non-executive director on completion of the acquisition. Dr Gerzberg receives an annual fee as a non-executive director of £45,000. The Board determined that Dr Gerzberg should provide additional support to management and the Board in the performance of additional duties, drawing on his extensive knowledge and experience of Zoran, its products, technologies and customers. In this regard, Dr Gerzberg receives a monthly fee of $7,350.

Non-executive directors do not receive any bonus, do not participate in awards under the Company’s share schemes, and are not eligible to join the Company’s pension scheme.

In accordance with the provisions of the UK Corporate Governance Code, all non-executive directors will be standing for re-election or, as in the case of Dr Gerzberg who has been appointed to the Board since the last General Meeting, for election at the forthcoming Annual General Meeting. Being non-executive directors, they do not have service contracts.

Name of director	Date of letter of appointment	Duration of appointment
R W Mackintosh	30 April 2010	3 years
A E C G Carlisle	5 July 2011	3 years
S Giacoletto-Roggio	4 January 2010	3 years
A J Allner	30 September 2011	3 years
L Gerzberg	31 August 2011	3 years
Ms T M Vega	27 October 2010	3 years

Our non-executive directors’ letters of appointment include provision for notice for termination. The notice periods are six months for the Chairman, 90 days for each of Messrs Allner, Giacoletto-Roggio and Carlisle and for Ms Vega and 30 days for Dr Gerzberg.

Outside appointments

Executive directors are entitled to accept appointments outside the Company provided that the Chairman’s permission is sought prior to accepting the appointment. Whether or not the director concerned is permitted to retain their fees is considered on a case by case basis. Mr van Beurden is the non-executive chairman of the Global Semiconductor Alliance, a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. Mr van Beurden does not receive a fee in respect of this appointment.

Directors’ report

Remuneration report continued

Directors’ emoluments or fees

The emoluments or fees of the directors serving during the year, for the financial years 2010 and 2011 were as follows:

	Fees / Basic salary	Benefits-in-kind	Annual bonuses	Other emoluments	2011 total	2010 total
Name of director	$	$	$	$	$	$
Executive
J D Y Collier[1]	–	–	–	–	–	297,588
J A J van Beurden	642,859	1,363	177,210	–	821,432	978,069
C A Ladas[2]	319,020	25,286	68,447	311,913	724,666	981,823
D D W Gardiner	479,216	1,363	133,618	–	614,197	735,466
K Chadha[3]	319,020	20,558	68,447	–	408,025	468,913
Non-executive
J D Y Collier[1]	48,306	–	–	–	48,306	24,014
R W Mackintosh	277,733	–	–	–	277,733	280,919
A E C G Carlisle	82,548	–	–	–	82,548	83,505
S Giacoletto-Roggio	82,857	–	–	–	82,857	83,817
A J Allner	83,320	–	–	–	83,320	84,285
T M Vega[4]	69,433	–	–	–	69,433	12,884
D Banatao[5]	–	–	–	–	–	58,195
L Gerzberg[6]	23,237	13,642	–	2,758,606	2,795,485	–
Total	2,427,549	62,212	447,722	3,070,519	6,008,002	4,089,478

The salary and fees for Mr Ladas, Mr Chadha and Mr Banatao were paid in US Dollars.

The salary and fees for other directors were paid in Pounds Sterling but denominated in US Dollars for reporting purposes, consistent with the accounting policies of the Company.

[1]	Mr Collier stood down as an executive director on 1 September 2010 and became a non-executive director as at the same date. Mr Collier stood down from the Board on 12 September 2011.
[2]

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

[3]

Following the decision of Mr Chadha to waive his entitlement to a cash bonus in respect of the period ended 1 January 2010, the Committee determined to allot Mr Chadha 16,580 ordinary shares in the Company, in the form of restricted shares, subject to him remaining an employee as at 1 March 2011. These shares were transferred to Mr Chadha on 1 March 2011.

[4]	Ms Vega was appointed to the Board on 27 October 2010.
[5]	Mr Banatao stood down from the Board on 26 October 2010.
[6]

Dr Gerzberg was appointed to the Board on 31 August 2011. Under the terms of a “Services and Separation Agreement” in respect of the termination of his employment with Zoran and its affiliates, Dr Gerzberg received benefits and payments as follows: a cash lump sum of $2,646,000, health and life insurance benefits of $13,642 and fees of $29,242 for additional services in his capacity as a non-executive director of CSR plc. These additional services include assistance with the transition and integration of Zoran’s operations into CSR’s organisation. Dr Gerzberg has also received payment in lieu of holiday of $78,023, and back pay of $5,341 in respect of his employment with Zoran and its affiliates.

Aggregate directors’ remuneration

The aggregate directors’ remuneration was as follows:

	2011	2010
	$	$
Emoluments	6,008,002	4,089,478
Gains on exercise of share options	103,381	2,870,249
Money purchase pension contributions	182,414	227,556
Total remuneration	6,293,797	7,187,283

Directors’ pension entitlements

Contributions paid or accrued by the Group in respect of the directors during the year were as follows:

	2011	2010
	$	$
J D Y Collier	–	41,119
J A J van Beurden	83,577	87,387
D D W Gardiner	67,757	65,895
C A Ladas	25,518	24,960
K Chadha	5,562	8,195
Total pension entitlements	182,414	227,556

Directors’ share options

Aggregate emoluments disclosed on page 70 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors.

Details of the options exercised by directors and of the gains arising on the exercise of options in the 52 week period to 30 December 2011 and the prior period are shown below:

Name of director	Grant description	Date of exercise	Number exercised	Cost per share	Market value per share	Gains on exercise 2011 (note (i))	Gains on exercise 2010
				£	£	$	$
D D W Gardiner	Recruitment Award	8 July 2011	20,000	0.001	3.2258	103,381	–
J D Y Collier	Global	25 February 2010	120,000	0.503	4.704	–	766,187
J D Y Collier	CSOP	25 February 2010	75,000	2	4.704	–	308,259
J D Y Collier	CSOP	25 February 2010	62,350	3.21	4.704	–	141,599
J D Y Collier	CSOP	25 February 2010	16,940	0.001	4.704	–	121,094
K Chadha	SiRF Options	30 March 2010	214,890	1.65	4.587	–	952,415
K Chadha	SiRF Options	29 April 2010	18,525	0.001	4.185	–	118,606
J A J van Beurden	Recruitment Award	19 November 2010	25,000	0.001	3.192	–	127,325
C A Ladas	Global	18 February 2010	48,751	0.503	4.911	–	334,764

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

Directors’ report

Remuneration report continued

Details of options for directors who served during the year or have been appointed since the year end but prior to the approval of this report are shown below:

Name of director	Scheme	31 December 2010 (or date of appointment)	Granted	Exercised	Lapsed	30 December 2011 (or date of cessation)	Exercise Price £	Date from which exercisable	Expiry Date
J A J van Beurden	CSOP	94,936	–	–	(94,936)	–	3.16	05-Mar-11(v)	5-Mar-18
	Performance award	71,694	–	–	(71,694)	–	0.001	05-Mar-11(iv)	5-Mar-18
	Performance award	23,250	–	–	(23,250)	–	0.001	11-Jun-11(iv)	11-Jun-18
	CSOP	96,463	–	–	(96,463)	–	3.11	11-Jun-11(v)	11-Jun-18
	Performance award	113,065	–	–	–	113,065	0.001	12-Mar-12(vii)	12-Mar-19
	CSOP	144,057	–	–	–	144,057	2.0825	12-Mar-12(viii)	12-Mar-19
	SAYE	5,538	–	–	–	5,538	1.652	1-May-12(ii)	31-Oct-12
	Performance award	163,766	–	–	–	163,766	0.001	15-Mar-13(x)	15-Mar-20
	CSOP	165,186	–	–	–	165,186	4.843	15-Mar-13(xi)	15-Mar-20
	Exec Performance Option	–	485,981	–	–	485,981	2.14	6-Sep-14(xii)	6-Sep-21
C A Ladas	CSOP	67,000	–	–	–	67,000	2	26-Feb-07(i)	26-Feb-14
	CSOP	20,600	–	–	–	20,600	3.21	05-May-08(iii)	5-May-15
	CSOP	47,798	–	–	(47,798)	–	3.16	05-Mar-11(v)	5-Mar-18
	Performance award	36,096	–	–	(36,096)	–	0.001	05-Mar-11(iv)	5-Mar-18
	Performance award	81,682	–	–	–	81,682	0.001	12-Mar-12(vii)	12-Mar-19
	CSOP	104,072	–	–	–	104,072	2.0825	12-Mar-12(viii)	12-Mar-19
	Performance award	43,909	–	–	–	43,909	0.001	15-Mar-13(x)	15-Mar-20
	CSOP	59,054	–	–	–	59,054	4.843	15-Mar-13(xi)	15-Mar-20
	Exec Performance Option	–	232,056	–	–	232,056	2.14	6-Sep-14(xii)	6-Sep-21
D D W Gardiner	CSOP	279,742	–	–	(279,742)	–	3.11	11-Jun-11(v)	11-Jun-18
	Performance award	179,800	–	–	(179,800)	–	0.001	11-Jun-11(iv)	11-Jun-18
	Recruitment award	20,000	–	(20,000)	–	–	0.001	11-Jun-11(vi)	11-Jul-11
	Performance award	109,296	–	–	–	109,296	0.001	12-Mar-12(vii)	12-Mar-19
	CSOP	139,255	–	–	–	139,255	2.0825	12-Mar-12(viii)	12-Mar-19
	SAYE	5,538	–	–	–	5,538	1.652	16-May-12(ii)	31-Oct-12
	Performance award	123,480	–	–	–	123,480	0.001	15-Mar-13(x)	15-Mar-20
	CSOP	124,550	–	–	–	124,550	4.843	15-Mar-13(xi)	15-Mar-20
	Exec Performance Option	–	366,434	–	–	366,434	2.14	6-Sep-14(xii)	6-Sep-21
K Chadha	Performance award	70,000	–	–	–	70,000	0.001	04-Aug-12(vii)	4-Aug-19
	CSOP	138,071	–	–	–	138,071	4.279	04-Aug-12(viii)	4-Aug-19
	SiRF Options	57,643	–	–	–	57,643	3.29	26-June-09(ix)	17-Dec-11
	SiRF Options	37,049	–	–	–	37,049	3.29	26-June-09(ix)	26-Nov-13
	SiRF Options	100,997	–	–	–	100,997	10.28	26-Jun-09(ix)	14-Dec-14
	SiRF Options	11,856	–	–	–	11,856	20.67	24-Apr-11(ix)	29-Apr-13
	SiRF Options	37,050	–	–	–	37,050	4.62	24-Apr-10(ix)	29-Apr-14
	Performance award	53,209	–	–	–	53,209	0.001	15-Mar-13(x)	15-Mar-20
	CSOP	59,054	–	–	–	59,054	4.843	15-Mar-13(xi)	15-Mar-20
	Exec Performance Option	–	232,056	–	–	232,056	2.14	6-Sep-14(xii)	6-Sep-21
L Gerzberg	Zoran Options - ADS	9,041	–	–	–	9,041	$42.68	30-Aug-11(xiii)	15-Jul-13
	Zoran Options - ADS	176,896	–	–	–	176,896	$42.68	30-Aug-11(xiii)	15-Jul-13
	Zoran Options - ADS	104,508	–	–	–	104,508	$23.41	30-Aug-11(xiii)	19-Aug-15
	Zoran Options - ADS	103,419	–	–	–	103,419	$25.31	30-Aug-11(xiii)	9-Aug-12
	Zoran Options - ADS	58,059	–	–	–	58,059	$34.07	30-Aug-11(xiii)	26-Apr-17
	Zoran Options - ADS	66,768	–	–	–	66,768	$24.48	30-Aug-11(xiii)	23-Apr-18
	Zoran Options - ADS	24,602	–	–	–	24,602	$25.31	30-Aug-11(xiii)	9-Aug-12
	Zoran Options - ADS	152,407	–	–	–	152,407	$15.40	30-Aug-11(xiii)	30-Apr-20
	Zoran Options - ADS	116,409	–	–	–	116,409	$16.99	30-Aug-11(xiii)	28-Apr-20
	Zoran Options - ADS	203,209	–	–	–	203,209	$14.87	30-Aug-11(xiii)	11-May-21
Total		3,900,074	1,316,527	(20,000)	(829,779)	4,366,822

Note (i): Options granted to Directors under the CSOP scheme in 2004 vest after three years and have certain performance criteria attached. The options vest in proportions from 10% – 100% dependent upon the EPS achieved by the Group for the year ended 31 December 2006, the target EPS was in the range $0.17 to $0.26. Thereafter the option may be exercised for the rest of its ten year life without further test. The performance condition was satisfied and the options have vested.

Note (ii): Options granted under the SAYE scheme vest after three years and must be exercised within 6 months of vesting date.

Note (iii): Options granted under the CSOP scheme vest after three years and have certain performance criteria attached. For options to vest, the EPS growth must be greater than the growth in the RPI plus a compound 4% per annum over a fixed period of three financial years beginning in January 2005. The performance condition was satisfied and the options have vested. Options expire on the 10th anniversary of the date of grant.

Note (iv): Shares granted under the Share Award scheme in 2008 vest after three years and have certain performance conditions attached. The shares vest in proportions from 30% to 100% dependent on the Company’s TSR against a basket of comparator companies established at the start of the three year period and thereafter only if the Company’s underlying financial performance has improved to the satisfaction of the Remuneration Committee, details of which shall be disclosed to shareholders in reports of the Remuneration Committee subsequent to the determination of the Committee. The performance criteria were not met and these awards have lapsed.

Note (v): Options granted under the CSOP scheme between August 2007 and the end of 2008 also vest after three years and have performance criteria attached. No options will vest if EPS growth is below a compound 5% per annum plus RPI. If the Company’s EPS growth is equal to compound 5% per annum plus RPI, 30% of the share options will vest. For EPS performance above a compound 5% per annum plus RPI up to a compound 12.5% per annum plus RPI, the proportion of shares that shall vest is determined on a straight line basis pro-rata between 30% and 100%. If the Company’s EPS growth over the three year performance period exceeds a compound 12.5% per annum plus RPI, all the options vest. The performance criteria were not met and these options have lapsed.

Note (vi): To facilitate the recruitment of Mr Gardiner, the Company agreed to award Mr Gardiner 20,000 ordinary shares in the Company. The award is subject to vesting after the satisfaction of conditions relating to service.

Note (vii): Awards granted under the Share Award Scheme in 2009 are subject to a three year vesting period and have performance criteria attached. No options will vest if the compound EPS growth is less than 7.5% per annum, adjusted for RPI. 30% vests for a compound growth of 7.5% per annum, adjusted for RPI and full vesting occurs for a compound EPS growth of 15% per annum adjusted for RPI. Share awards vest on a straight line basis for a compound EPS growth between 7.5% and 15% adjusted for RPI.

Note (viii): Grants made in 2009 under the CSOP scheme are subject to a three year vesting period and have a performance condition attached. This is based on the relative TSR of the Company against a basket of comparator companies established at the start of the vesting period. The shares vest in proportions from 30% to 100% dependent on the Company’s TSR against that basket of comparator companies.

Note (ix): SiRF Options and Awards are replacement options rolled over from the acquisition of SiRF Technology Holdings, Inc. at a conversion ratio and exchange rate specified in the merger agreement. The vesting of each of these grants is not subject to the fulfilment of performance conditions, which is consistent with the prevailing rules of the schemes under which the grants were made.

Note (x): Awards granted under the Share Award Scheme in 2010 are subject to a three year vesting period and have performance criteria attached linked to meeting a specific EPS target. No options will vest if an EPS of less than 58 cents is achieved. 20% vests for an EPS of 58 cents and full vesting occurs for an EPS of 70 cents. Share awards vest on a straight line basis for EPS of between 58 and 70 cents.

Note (xi): Grants made in 2010 under the CSOP scheme are subject to a three year vesting period and have a performance condition attached. This is based on the relative TSR of the Company against a basket of comparator companies established at the start of the vesting period. The shares vest in proportions from 30% to 100% dependent on the Company’s TSR against that basket of comparator companies.

Note (xii): Grants made in 2011 under the 2011 Executive Incentive Plan are subject to a three year vesting period and have performance conditions attached.

Note (xiii) Zoran Options are replacement options rolled over from the acquisition of Zoran Corporation at a conversion ratio and exchange rate specified in the merger agreement. The vesting of each of these grants is not subject to the fulfillment of performance conditions, which is consistent with the prevailing rules of the schemes under which the grants were made.

Note (xiv): Mr Chadha participates in an Employee Share Purchase Plan which commenced on 6 November 2009. Mr Chadha has elected to contribute the maximum amounts as allowed under IRS rules into the plan which state that a maximum of 10% of salary can be contributed, capped at $5,000. In 2011, Mr Chadha purchased 960 shares through the Employee Share Purchase Plan.

The market price of the ordinary shares at 30 December 2011 was £1.83 and the range during the year was £1.54 to £4.47.

This report was approved by the Board of directors and signed on its behalf by:

S Giacoletto-Roggio,

Chairman, Remuneration Committee

17 February 2012

Directors’ report

Other statutory information

The directors submit this Annual Report and the audited consolidated financial statements of the Company and its subsidiaries for the 52 week period ended 30 December 2011.

Activities and business review

CSR’s strategy is to provide multifunction platforms and software based solutions that enhance consumers’ experience in a location-aware, wire-free, connected world. More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses and a description of the principal risks and uncertainties facing the Group along with other information that fulfils the requirements of the Business and Financial Review are set out on pages 5 to 38 and 39 to 45. Some information required by applicable US securities laws is set out in the section entitled “Corporate and Share Information” on pages 133 to 149. The use of financial instruments is covered within the Directors’ Report – Business and Financial Review. Details of the subsidiaries and branches of the Company are set out in Exhibit 8.

Financial results

For a discussion of our financial results, please refer to the Directors’ Report – Business and Financial Review on pages 5 to 38.

Our operating loss for 2011 was $48.4 million compared to a loss of $6.2 million in 2010 (2009: loss of $15.9 million). The underlying operating profit for 2011 decreased to $49.2 million compared to $79 million in 2010 (2009: underlying operating profit of $32.9 million). Underlying operating profit is a non-GAAP measure; an explanation of our use of non-GAAP measures is given on pages 12 to 15. Revenue for the period to 30 December 2011 showed an increase of 5.6% to $845.2 million from $800.6 million for the 52 week period to 31 December 2010 and underlying diluted earnings per share were $0.20, down from $0.43 for the 52 week period to 31 December 2010. Basic and diluted earnings per share were a profit of $0.19 for 2011, compared to basic and diluted profit per share of $0.09 for 2010.

The Board will at the forthcoming Annual General Meeting, be proposing that a final dividend be paid in respect of the 52 weeks ended 30 December 2011 of $0.071 per ordinary share (2010: $0.065 per ordinary share). Subject to shareholder approval, the dividend will be paid on 1 June 2012, to shareholders of record on 11 May 2012.

Future development

It remains the Board’s intention to develop the Group through organic growth and selective acquisition.

Directors of the Board

The directors who served during the year are detailed on pages 46 and 47 of the Directors Report – Corporate Governance.

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

Share capital

The Company’s ordinary shares have a nominal value of 0.1p per share and are quoted on the London Stock Exchange. Following the acquisition of Zoran Corporation, CSR also has American Depositary Receipts listed on the NASDAQ Global Select Market. The rights and obligations attaching to the Company’s ordinary shares are set out in the Company’s Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary.

On 13 September 2010, CSR announced its intention to undertake purchases of its ordinary shares on the open market of up to US$50 million (the “2010 Share Buyback”), approximately US$37 million of which was expended.

In connection with the announcement of the acquisition of Zoran Corporation, CSR also announced on 21 February 2011 its intention to undertake purchases of its ordinary shares on the open market of up to US$240 million (the “2011 Share Buyback”). Of the US$240 million, approximately US$47 million was expended. The last purchase was made on 9 May 2011. As at that date 14,941,400 ordinary shares had been repurchased and 14,941,400 shares were held in treasury.

The 2010 Share Buyback and the 2011 Share Buyback were instituted by the Board of CSR under a general authority provided by shareholders at an Annual General Meeting held in May 2010 and May 2011.

The general authority under which CSR purchases its ordinary shares is renewed generally on an annual basis at the annual general meeting.

There are no restrictions on the voting rights attaching to the Company’s ordinary shares. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights. Unless expressly stated to the contrary in the Articles of Association of the Company, the Company’s Articles of Association may be amended by special resolution of the Company’s shareholders. A summary of the Company’s Articles of Association are set out on pages 138 to 142.

During the 52 weeks ended 30 December 2011, options were exercised pursuant to the Company’s share schemes. The number of shares allotted and the consideration received in respect of such allotments are detailed in note 34 of the Financial Statements.

ABI Guidelines relating to directors’ power to allot share capital and disapply pre-emption rights are reflected in Resolution 19 (the “Section 551 Authority”) and Resolution 20 respectively, in the Notice of Meeting.

The directors propose (Paragraph (A) of Resolution 19 in the Notice of Meeting) to renew the authority granted at the 2011 Annual General Meeting to authorise the directors to allot equity or grant rights in respect of equity shares up to an aggregate nominal value of £66,560 (representing approximately one-third of the ordinary shares issued as at the latest practicable date).

In accordance with ABI Guidelines, the directors also propose (Paragraph (B) of Resolution 19 in the Notice of Meeting) to renew the authority granted at the 2011 Annual General Meeting to authorise the directors to allot or grant rights in respect of equity shares representing two-thirds of the Company’s issued share capital as at the latest practicable date (as reduced by the nominal amount of any allotment or grant made under paragraph (A) of Resolution 19) in the case of a compensatory rights issue. This authority, if renewed, will represent in total an aggregate nominal value of £133,120. This Section 551 Authority, if approved, will expire at the conclusion of the Annual General Meeting to be held in 2013 or 23 August 2013, whichever is the earlier.

The limited power granted to the directors at the 2011 Annual General Meeting to allot equity shares for cash other than pro-rata to existing shareholders expires on the conclusion of this year’s Annual General Meeting to be held on 23 May 2012. Subject to renewal of the Section 551 Authority, the directors recommend (Resolution 20 in the Notice of Meeting) that this authority also be renewed so as to give the directors the ability (until the earlier of 23 August 2013, or the conclusion of the Annual General Meeting to be held in 2013) to issue equity shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary shares issued at 6 March 2012. The directors have no present intention to issue equity shares for cash other than pursuant to the Company’s employee share schemes.

The directors recommend that you vote in favour of Resolutions 19 and 20 to maintain the Company’s flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise.

A Special Resolution will be proposed (Resolution 21 in the Notice of Meeting) to renew the directors’ limited authority to repurchase ordinary shares in the market. This authority will be limited to a maximum of 19,970,600 ordinary shares (representing 10% of the Company’s issued share capital as at the latest practicable date) and also sets the minimum and maximum prices which may be paid.

The directors believe it is advantageous for the Company to continue to have the flexibility to make market purchases of its own shares. As at 30 December 2011, the Company had 14,941,400 ordinary shares held in treasury. As at 6 March 2012, the Company had 16,223,400 ordinary shares held in treasury. In the event that additional shares are purchased, they would either be cancelled (and the number in issue would be reduced accordingly) or, subject to the legislation referred to below, retained as treasury shares. The directors will only make purchases after consideration of the possible effect on earnings per share, the long term benefits to shareholders and consultation with advisers.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow shares repurchased by the Company to be held as treasury shares that may be cancelled, sold for cash or used for the purpose of employee share schemes. The authority contained in the Special Resolution will expire at the earlier of 23 August 2013, or the conclusion of the Annual General Meeting to be held in 2013. It is the current intention of the directors to renew this authority annually.

The Board is seeking shareholder consent for amendments to the existing US employee share purchase plan, in addition to the adoption of a separate employee share purchase plan to be used in territories other than the US. More details on these proposals are set forth in the Notice of Annual General Meeting.

Notice required for shareholder meetings

The Shareholders Rights Directive was implemented in the UK by the Companies (Shareholders’ Rights) Regulations 2009 on 3 August 2009. The Regulations implementing this Directive increase the notice period for general meetings of the Company to 21 days, unless shareholders agree to a shorter notice period. On the basis of a resolution passed at the 2011 Annual General Meeting, the Company is currently able to call general meetings (other than an annual general meeting) on 14 days’ notice. The Company would like to preserve this ability and Resolution 22 seeks such approval. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed. In accordance with the Directive, the Company will offer an electronic voting facility for a general meeting called on 14 days’ notice.

Directors’ report

Other statutory information continued

Employee Benefit Trust

The CSR Employee Benefit Trust was established in 2007 to facilitate satisfying the issue of shares to employees within the Group on exercise of vested options under the various share option plans of the Company.

During 2011, no ordinary shares in CSR plc were acquired by the Trust. The details of the purchases in prior years of ordinary shares in CSR plc is shown in note 29 to the Financial Statements. As at 30 December 2011, the Trust held a total of 3,790,109 ordinary shares in CSR plc representing 1.8% of the issued share capital at the date of this report.

As participants in the share options plans, the executive directors of the Company are potential beneficiaries from the shares held by the Trust and are therefore regarded for the purposes of the Companies Act as being interested in ordinary shares held by the Trust.

Directors

Details of the directors of the Board who served during the year are contained on page 60. Biographies of the directors in office at 30 December 2011 are on pages 46 and 47.

The Company’s Articles of Association state that a director shall retire from office and may offer himself for re-appointment when they have been appointed since the last annual general meeting, held office in the preceding two annual general meetings and did not retire at either of them or has been in office for a continuous period of nine years or more at the date of the meeting.

The UK Corporate Governance Code requires all directors of FTSE 350 companies to be subject to annual election by shareholders. Accordingly, all the directors will be retiring at the Annual General Meeting and offering themselves for re-election. This is further explained in the notice of meeting which is a separate document issued to shareholders.

The interests of the executive directors in the options of the Company are detailed in the Remuneration Report on page 72.

Directors’ interests in shares

The directors in office at 30 December 2011 and their families had the under-mentioned interests in the ordinary shares of the Company.

	30 December 2011*	31 December 2010
Andrew Allner	5,700	5,700
Teresa Vega	3,000	–
Joep van Beurden	149,000	25,000
Anthony Carlisle	4,000	4,000
Kanwar Chadha	872,297	860,914
Will Gardiner	152,409	28,409
Sergio Giacoletto-Roggio	5,000	5,000
Chris Ladas	86,234	86,234
Ron Mackintosh	129,000	125,000
Levy Gerzberg	120,737	–
*	The holding in respect of Teresa Vega reflects shares acquired on 21 February 2012.

There were no changes to the directors’ shareholdings between 30 December 2011 and 1 March 2012 other than the shares acquired by Ms Vega. The foregoing holdings do not include the ordinary shares held by the CSR Employee Benefit Trust in which the executive directors are potential beneficiaries as disclosed earlier.

Conflicts of interests

The Company has procedures in place to deal with conflicts of interests and believes that procedures are operated efficiently.

Payment of creditors

The Group agrees payment terms with its suppliers when it enters into binding purchase contracts to ensure that suppliers are made aware of terms of payment. The Company abides by these terms of payment. At 30 December 2011 the number of creditor days outstanding for the Company was 46 (2010: 30) and for the Group was 48 (2010: 49).

Donations

The Company and employees support a number of charities for a variety of causes. For the period ended 30 December 2011, the Company made charitable donations totalling $102,305 (2010: $92,450) to charities local to the Group’s operations. The Company did not make any political donations during the year.

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

•

the director has taken all the steps that they ought to have taken as a director to make themselves aware of the relevant audit information and to establish that the Company’s auditors are aware of that information;

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

Substantial shareholdings

As at 2 March 2012, the Company had received the following notifications of substantial interests (3% or more) in the total voting rights of the Company, as disclosed to the Company under the Disclosure and Transparency Rules.

	Disclosed Holding	% of issued Ordinary share capital
Schroders Plc and its subsidiaries	38,885,695*	19.40
BlackRock Group	21,266,840	10.61
Norges Bank	13,061,474	6.52
Majedie Asset Management Limited	11,113,973	5.55
FIL Limited	6,584,607	3.29
Legal & General Group plc and its subsidiaries	6,496,158	3.24
Clients of Aberforth Partners LLP	6,084,524	3.04
*	The disclosure provided at 2 March represents total interest in the Company, including shares over which they do not have voting rights.

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

Note 36 includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $277.8 million of cash and cash equivalents, including treasury deposits and investments, as at 2011 and no debt liabilities. Further, the Group’s portfolio of investments is not exposed to credit risk as a consequence of holdings of European sovereign debt.

Directors’ report

Other statutory information continued

In 2011, management performed a working capital report for the Group in anticipation of the acquisition of Zoran Corporation. This exercise did not identify any liquidity issues. Further, the Group’s portfolio of investments is not exposed to credit risk as a consequence of holdings of European sovereign debt.

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

17 February 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CSR plc

We have audited the accompanying consolidated balance sheets of CSR plc and subsidiaries (“the Company”) at 30 December 2011 and 31 December 2010 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the 52 week periods ended 30 December 2011, 31 December 2010 and 1 January 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CSR plc and subsidiaries at 30 December 2011 and 31 December 2010 and the results of their operations and their cash flows for each of the 52 week periods ended 30 December 2011, 31 December 2010 and 1 January 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 30 December 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 17 February 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

London, United Kingdom

17 February 2012

Financial statements

Financial and other information
81	Consolidated income statement
82	Consolidated statement of comprehensive income
83	Consolidated balance sheet
84	Consolidated statement of changes in equity
87	Consolidated cash flow statement
88	Notes to the consolidated financial statements

Director’s report – other information
132	Five year summary
133	Director’s report – Corporate and share information
149	CSR’s worldwide offices
153	Cautionary note regarding forward looking statements
154	Additional information

Financial statements

Consolidated income statement

		52 weeks ended	52 weeks ended	52 weeks ended
		30 December 2011	31 December 2010	1 January 2010
	Notes	$’000	$’000	$’000
Revenue	5,6	845,190	800,608	601,399

Amortisation of acquired intangible assets		(8,224)	(5,663)	–
Fair value adjustment to inventory		(28,187)	–	(6,010)
Other cost of sales		(424,044)	(418,367)	(327,089)
Total cost of sales		(460,455)	(424,030)	(333,099)
Gross profit		384,735	376,578	268,300

Research and development (‘R&D’) expenses:
Other research and development expenses		(228,573)	(189,187)	(155,462)
Share-based payment charges		(7,665)	(5,760)	(6,763)
Amortisation of acquired intangible assets		(5,525)	(4,980)	(7,488)
Total research and development expenses		(241,763)	(199,927)	(169,713)
Sales, general and administrative expenses (‘SG&A’):
Other sales, general and administrative expenses		(143,367)	(114,078)	(85,905)
Share-based payment charges		(6,465)	(4,062)	(3,818)
Amortisation of acquired intangible assets		(4,932)	(3,494)	(1,979)
Integration and restructuring expenses	33	(33,721)	(1,085)	(12,227)
Acquisition-related fees		(13,004)	(397)	(10,572)
Litigation settlement charge		–	(59,788)	–
Litigation settlement income		14,532	–	–
Patent settlement		(6,000)	–	–
De-recognition of contingent consideration	26	1,620	–	–
Total sales, general and administrative expenses		(191,337)	(182,904)	(114,501)
Operating loss		(48,365)	(6,253)	(15,914)

Investment revenue	10	1,627	812	1,915
Other gains and losses	11	320	640	–
Exchange (losses) gains		(748)	(186)	1,011
Finance costs	12	(4,298)	(718)	(1,254)
Loss before tax		(51,464)	(5,705)	(14,242)

Tax	14	85,330	22,331	2,933
Profit (loss) for the period	7	33,866	16,626	(11,309)
Earnings (loss) per share		$	$	$
Basic	15	0.19	0.09	(0.07)
Diluted	15	0.19	0.09	(0.07)

The results are all derived from continuing operations. The profit for the period and the profit and losses for the prior periods are wholly attributable to equity holders of the parent company, CSR plc.

Financial statements

Consolidated statement of comprehensive income

		52 weeks ended	52 weeks ended	52 weeks ended
		30 December 2011	31 December 2010	1 January 2010
	Notes	$’000	$’000	$’000
Profit (loss) for the period		33,866	16,626	(11,309)
Other comprehensive income
Gain (loss) on cash flow hedges	29	1,661	(3,108)	34,228
Net tax on cash flow hedges in statement of comprehensive income	29	(427)	870	(9,589)
Transferred to income statement in respect of cash flow hedges	29	(4,184)	726	(5,463)
Tax on items transferred from statement of comprehensive income	29	1,080	(199)	1,530
Actuarial losses in defined benefit plans	35	(435)	–	–
Total comprehensive income for the period		31,561	14,915	9,397

The total comprehensive income for all periods is wholly attributable to equity holders of the parent company, CSR plc.

Financial statements

Consolidated balance sheet

		30 December 2011	31 December 2010
	Notes	$’000	$’000
Non-current assets
Goodwill	16	332,749	224,651
Other intangible assets	17	127,747	36,070
Property, plant and equipment	18	34,520	28,354
Investments	19	3,610	1,000
Deferred tax asset	23	118,442	28,116
		617,068	318,191
Current assets
Inventories	20	120,347	85,306
Derivative financial instruments	22	148	1,870
Trade and other receivables	21	123,797	105,887
Corporation tax debtor		11,808	6,728
Treasury deposits and investments	21	65,938	267,833
Cash and cash equivalents	21	211,907	172,315
		533,945	639,939
Total assets		1,151,013	958,130
Current liabilities
Trade and other payables	25	180,621	125,223
Current tax liabilities		9,613	2,852
Obligations under finance leases	24	16	51
Derivative financial instruments	22	1,585	899
Provisions	27	29,495	5,602
		221,330	134,627
Net current assets		312,615	505,312
Non-current liabilities
Trade and other payables	25	49,590	45,694
Contingent consideration	26	–	1,567
Long-term provisions	27	1,926	1,483
Obligations under finance leases	24	143	195
Defined benefit pension scheme deficit	35	117	–
		51,776	48,939
Total liabilities		273,106	183,566
Net assets		877,907	774,564
Equity
Share capital	28	372	322
Share premium account	29	473,462	368,615
Capital redemption reserve	29	950	950
Merger reserve	29	61,574	61,574
Employee benefit trust reserve	29	(33,971)	(39,064)
Treasury shares	29	(84,660)	(37,487)
Hedging reserve	29	(1,400)	1,123
Share-based payment reserve	29	88,197	58,038
Tax reserve	29	41,583	41,641
Retained earnings	29	331,800	318,852
Total equity		877,907	774,564

The consolidated financial statements of CSR plc were approved by the Board of directors and authorised for issue on 17 February 2012.

Financial statements

Consolidated statement of changes in equity

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Hedging reserve	Share - based payment reserve	Tax reserve	Treasury shares	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2011	322	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,564
Profit for the period	–	–	–	–	–	–	–	–	–	33,866	33,866
Other comprehensive income for the period	–	–	–	–	–	(2,523)	–	653	–	(435)	(2,305)
Total comprehensive income for the period	–	–	–	–	–	(2,523)	–	653	–	33,431	31,561
Share issues (net of share issue costs)	50	104,847	–	–	–	–	–	–	–	–	104,897
Shares issued from Employee Benefit Trust Reserve	–	–	–	–	5,093	–	–	–	–	(4,134)	959
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	13,583	–	–	–	13,583
Credit to equity for equity-settled share-based payments on acquisition	–	–	–	–	–	–	16,576	–	–	–	16,576
Purchase of Treasury Shares	–	–	–	–	–	–	–	–	(47,173)	–	(47,173)
Effective rate adjustment	–	–	–	–	–	–	–	(66)	–	–	(66)
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	(645)	–	–	(645)
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	–	(162)	–	–	(162)
Credit to equity on recognition of losses	–	–	–	–	–	–	–	162	–	–	162
Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	–	(16,349)	(16,349)
At 30 December 2011	372	473,462	950	61,574	(33,971)	(1,400)	88,197	41,583	(84,660)	331,800	877,907

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Hedging reserve	Share - based payment reserve	Tax reserve	Treasury shares	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	–	303,077	774,111
Profit for the period	–	–	–	–	–	–	–	–	–	16,626	16,626
Other comprehensive income for the period	–	–	–	–	–	(2,382)	–	671	–	–	(1,711)
Total comprehensive income for the period	–	–	–	–	–	(2,382)	–	671	–	16,626	14,915
Share issues (net of share issue costs)	4	5,583	–	–	–	–	–	–	–	–	5,587
Shares issued from Employee Benefit Trust Reserve	–	–	–	–	1,160	–	–	–	–	(851)	309
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	9,592	–	–	–	9,592
Purchase of Treasury Shares	–	–	–	–	–	–	–	–	(37,487)	–	(37,487)
Effective rate adjustment	–	–	–	–	–	–	–	(12)	–	–	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	–	–	–	–	–	–	–	7,367	–	–	7,367
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	182	–	–	182
At 31 December 2010	322	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,564

Financial statements

Consolidated statement of changes in equity continued

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Hedging reserve	Share - based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	–	–	–	–	–	–	–	–	(11,309)	(11,309)
Other comprehensive income for the period	–	–	–	–	–	28,765	–	(8,059)	–	20,706
Total comprehensive income for the period	–	–	–	–	–	28,765	–	(8,059)	(11,309)	9,397
Share issues (net of share issue costs)	80	271,584	–	–	–	–	–	–	–	271,664
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	10,581	–	–	10,581
Credit to equity for equity-settled share based payments issued on acquisitions	–	–	–	–	–	–	10,001	–	–	10,001
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	–	2,648	–	2,648
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	3,074	–	3,074
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

Financial statements

Consolidated cash flow statement

		52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	Notes	$’000	$’000	$’000
Net cash from operating activities	30	12,640	77,907	50,233
Investing activities
Interest received		1,299	790	2,307
Purchase of treasury deposits (including treasury deposits acquired with subsidiary)		(180,980)	(728,990)	(603,783)
Sales of treasury deposits		413,786	703,560	487,990
Purchases of property, plant and equipment		(14,573)	(7,750)	(7,528)
Purchases of intangible assets		(4,245)	(6,771)	(5,799)
Acquisition of subsidiaries, net of cash acquired	38	(123,862)	(1,902)	66,489
Purchase of investment		(2,610)	(1,000)	–
Net cash used in investing activities		88,815	(42,063)	(60,324)
Financing activities
Repayments of obligations under finance leases		–	(318)	(1,282)
Repayment of borrowings	38	–	(2,041)	–
Purchases of treasury shares		(47,511)	(37,487)	–
Proceeds on issue of shares from Employee Benefit Trust		1,380	225	–
Proceeds on issue of shares		1,365	5,661	66
Equity dividends paid to shareholders		(16,349)	–	–
Net cash used in financing activities		(61,115)	(33,960)	(1,216)
Net increase (decrease) in cash and cash equivalents		40,340	1,884	(11,307)
Cash and cash equivalents at beginning of period		172,315	170,601	180,898
Effect of foreign exchange rate changes		(748)	(170)	1,010
Cash and cash equivalents at end of period		211,907	172,315	170,601

Financial statements

Notes to the consolidated financial statements

1. General information

CSR plc is a company incorporated in the United Kingdom under the Companies Act 2006. The address of the registered office is Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, United Kingdom. CSR is a leading provider of multifunction connectivity, audio, video and imaging and location platforms.

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

Note 36 includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $277.8 million of cash and cash equivalents, including treasury deposits and investments, as at 30 December 2011 and no debt liabilities. Further, the Group’s portfolio of investments is not exposed to material credit risk as a consequence of holdings of European sovereign debt.

In 2011, management prepared a working capital report for the Group in anticipation of the acquisition of Zoran.

The directors believe that the Group is securely placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After considering the above factors, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2. Adoption of new and revised standards

Standards not affecting the reported results nor the financial position

The following new and revised Standards and Interpretations have been adopted in the current period. Their adoption has not had any significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

IAS 24 (amended)	Related Party Disclosures
IAS 32 (amended)	Classification of Rights Issues
IFRIC 14 (amended)	Prepayments of a minimum funding requirement
IFRIC 19	Extinguishing financial liabilities with equity instruments
Improvements to IFRSs (May 2010)

IAS 1 requires a third comparative to be included within the consolidated balance sheet along with notes in the instance that any previously reported financial information is restated or represented. In the current year, the Group changed its segments in accordance with IFRS 8 and this triggers this requirement. However, management have concluded that the addition of the 2009 comparative information would not provide the user of the consolidated financial statements with any additional helpful information or enhance the overall clarity of the consolidated financial statements, given a full explanation of the impact of IFRS 8.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not yet been applied in these financial statements were in issue but not yet effective (and in some cases, had not yet been adopted by the EU):

IFRS 9	Financial Instruments
IAS 32 (amended)	Offsetting financial assets and liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 19 (amended)	Employee benefits

The adoption of both IFRS 9 and IFRS 13 will impact both the measurements and disclosures of Financial Instruments.

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

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below. The financial statements cover the 52 week period from 1 January 2011 to 30 December 2011; the comparatives are presented for the 52 week period from 2 January 2010 to 31 December 2010 and income statement comparatives for the 52 week period from 3 January 2009 to 1 January 2010. The financial statements are reported on a 52 or 53 week basis to be consistent with the Group’s internal reporting.

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

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for the control of the acquiree. Acquisition-related costs are recognised in sales, general and administrative expenses as incurred for acquisitions that have occurred since the adoption of IFRS 3 (2008). Previous acquisitions have not been restated.

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

Financial statements

Notes to the consolidated financial statements continued

Where there are acquiree share-based payment awards that will be exchanged for awards held by the Group, the fair value of the outstanding awards is allocated between consideration and post-combination service.

The Group recognises a contingent liability on the consolidated balance sheet as of the acquisition date if there is a present obligation that arises from past events and its fair value can be measured reliably.

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

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any), the excess is recognised in profit or loss as a bargain purchase gain.

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

When a transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognised as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

We determine the fair value of our maintenance obligations with reference to substantive renewal rates within the agreement or objective evidence of fair value. In instances where we are unable to determine the fair value of our maintenance obligations, revenue for the entire arrangement is recognized ratably over the term of the arrangement. We recognize maintenance and support revenue ratably over the term of the arrangement.

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

Foreign currencies

The functional currency of all entities in the Group is the US dollar and this is also the presentation currency for the consolidated financial statements. Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in the net profit or loss for the period except for exchange differences on transactions entered into to hedge certain foreign currency risks (see policy on Hedge Accounting).

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

Operating loss

Operating loss is stated before investment income, exchange gains (losses), other gains and losses, finance costs and tax

The income statement has been presented with certain items split out as separate line items. Management believes that this presentation aids the understanding of the Group’s financial performance and this presentation is used for internal performance evaluation. Items that have been split out on the face of the income statement are the amortisation of acquired intangible assets, share-based payment charges under IFRS 2, charges associated with integration and restructuring, acquisition fees, charges relating to a fair value adjustment to inventory, charges relating to patent settlements, the de-recognition of contingent consideration and litigation settlement income and charges.

Retirement benefit costs

The Group has both a defined contribution retirement scheme and a defined benefit plan. The defined benefit plan represents severance payments required under Israeli law to employees who joined the Israeli subsidiary prior to 2007 who leave the Group involuntarily. These severance payments are funded by investment funds held in the name of each employee, with the Company liable for meeting any shortfall. This meets the definition of a post employment defined benefit plan under IAS 19.

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the Balance Sheet.

An asset or liability is recognised in the Balance Sheet in relation to the defined benefit scheme, as the present value of the defined benefit obligation, less the fair value of plan assets at the Balance Sheet date. The financing cost, service cost and expected returns on plan assets are recognised within the Income statement in the period in which they arise.

Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they arise.

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

Financial statements

Notes to the consolidated financial statements continued

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

Depreciation is charged so as to write off the cost of the assets, less estimated residual value, over their estimated useful lives, using the straight line method, on the following basis:

Computer equipment	2 to 3 years
Test equipment	2 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	Shorter useful life or minimum lease period

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

Software licences and intellectual property	Licence term or 3 to 5 years where a perpetual licence
Customer contracts and relationships	3 to 4 years
Purchased IPR&D	4 to 10 years
Internally developed technology	3 years
Purchased developed technology	3 to 4 years
Trade names	2 years

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

Internally generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. A proportion of amortisation of acquired intangible assets has been allocated to cost of sales from fiscal 2010 onwards due to acquired intangibles being developed and ready for sale. This was not the case in 2009.

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

Financial statements

Notes to the consolidated financial statements continued

Treasury deposits and investments consist of money market deposits in USD, GBP and obligations of the United States government treasury with original maturities of over ninety days. Interest income is recorded as it accrues over the period of the investment at rates fixed at the time of inception.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

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

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line in the income statement. Fair value is determined in the manner described in note 36.

Available for sale financial assets

The Group has investments in unlisted shares that are not traded in an active market but are classified as AFS financial assets and stated at fair value (because the directors consider that fair value can be reliably measured). Fair value is determined in the manner described in note 36. Gains and losses arising from changes in fair value are recognised in other comprehensive income and accumulated in the investments revaluation reserve with the exception of impairment losses, which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in the investments revaluation reserve is reclassified into profit or loss.

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

Derivative financial instruments

The Group’s activities expose it to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes. Further details of derivative financial instruments are disclosed in note 36 to the financial statements.

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

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

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

Financial statements

Notes to the consolidated financial statements continued

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

For certain share options which include Total Shareholder Return (TSR) related conditions the fair value is estimated through the use of a Monte-Carlo simulation.

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

For cash-settled share-based payments, the Group recognises a liability for the goods or services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognised in profit or loss for the period.

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

Dividend distribution

A dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are committed to be paid. In the case of a final dividend distribution, this will also be the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recorded in the period in which they are approved and paid.

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

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. The directors constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate. The directors believe that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on the Group’s financial position and performance.

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

The Group assesses the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

•	significant under performance relative to historical or projected future results;
•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	Group market capitalisation being less than the carrying value of net assets; and
•	significantly negative industry or economic trends.

The recoverable amounts of the Group’s CGUs are determined from value in use calculations based upon cash flow forecasts derived from the most recent financial budget approved by management and the Board of Directors for the next year and longer range financial plans covering the subsequent four years that have been reviewed and approved by management and the Board of Directors. The key assumptions for the value in use calculations are those regarding the growth in future sales, projected production costs, operating expenditures, the discount rates and terminal growth rates.

The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons, where these risks cannot be reflected in cashflows. Terminal values are based on the forecasted cash flows in the final year of the five year long range plan. While the Group believes that its assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, these discounted cash flows are prepared at a cash-generating unit level.

Note 16 to the financial statements provides further disclosures on the assumptions underlying the impairment review and the allocation of goodwill by reportable segments.

Accounting for share-based payments

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

Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. The estimates of the number of share options and awards that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity. Where there are indicators that there have been changes to non-market vesting conditions, subsequent to the grant date, the amount recognised as an expense is adjusted to reflect the actual number of shares that vest.

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

Financial statements

Notes to the consolidated financial statements continued

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

Litigation and claims

The Group may be subject to claims, legal actions and complaints, including patent infringements, arising in the normal course of business. The likelihood and ultimate outcome of such occurrences is not presently determinable therefore the Group uses estimation and judgement on whether any of these claims or litigation should result in a liability being recognised.

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

5. Revenue

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Sale of integrated circuits	808,463	782,332	585,241
Sale of software	7,953	10,444	12,189
Royalties	28,774	7,832	3,969
	845,190	800,608	601,399
Investment income	1,627	812	1,915
	846,817	801,420	603,314

6. Segmental reporting

CSR is a leading provider of multifunction connectivity, audio, video and imaging, and location platforms.

Products from which reportable segments derive their revenues

Following an internal reorganization in the second half of 2011, as a consequence of the acquisition of Zoran and the public announcement that the investment in both digital tv and silicon tuners has been discontinued, the reportable segments of CSR changed from those disclosed in the 2010 annual report and accordingly, the prior period disclosures have been restated.

The Group has four operating segments which are the four reportable segments disclosed in the accounts; no aggregation criteria are required to be, or have been, applied. The legacy products reportable segment was as a result of the Zoran acquisition and there are no 2010 and 2009 comparatives.

Following the ‘management approach’ to segmental reporting mandated under IFRS 8 ‘Operating Segments’, the Group identified that the four business groups which operate in the Group constitute the operating segments which are reported to the Chief Executive, who is our chief operating decision maker, for internal monitoring and allocation of resources. The reportable segments are therefore aligned with the four business groups which operate in the Group and through which the operations of the Group are managed.

The Group’s reportable segments under IFRS 8 Operating Segments are as follows:

Mobile Business Group (MBG)	Mobile Handsets and Cameras
Home Business Group (HBG)	Headsets, PC, Imaging and Consumer applications
Automotive Business Group (ABG)	Automotive and Personal Navigation Device (PND) applications
Legacy Products Group (LPG)	Digital TV, Set Top Boxes, DVD and Silicon tuners

Segment revenues and results

The following is an analysis of the Group’s revenue and results by reportable segment:

52 weeks ended 30 December 2011

	ABG	HBG	MBG	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	205,045	268,952	322,940	48,253	–	845,190
Segment result
Underlying operating profit (loss)	10,625	61,832	(12,686)	(10,565)	–	49,206
Fair value adjustment to inventory					(28,187)	(28,187)
Share-based payment charges					(14,130)	(14,130)
Amortisation of acquired intangible assets					(18,681)	(18,681)
Integration and restructuring					(33,721)	(33,721)
Acquisition-related fees					(13,004)	(13,004)
Litigation settlement					14,532	14,532
Patent settlement					(6,000)	(6,000)
De-recognition of contingent consideration					1,620	1,620
Operating loss						(48,365)
Investment income (note 5)						1,627
Other gains and losses (note 11)						320
Exchange (losses)						(748)
Finance costs (note 12)						(4,298)
Loss before tax						(51,464)

The Group discloses underlying operating profit as the performance measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, which is the Group’s Chief Executive Officer.

Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.

There is no intra-segment revenue.

The accounting policies for the reportable segments are the same as the Group’s accounting policies.

Segment underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition-related fees, share-based payment charges, litigation and patent settlements, integration and restructuring charges, charges related to the amortisation of acquired intangible assets, charges related to the fair value adjustment to inventory and the de-recognition of contingent consideration.

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 31 December 2010:

52 weeks ended 31 December 2010

	ABG	HBG	MBG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	223,071	236,188	341,349	–	800,608
Segment result
Underlying operating profit (loss)	44,819	57,908	(23,751)	–	78,976
Share-based payment charges				(9,822)	(9,822)
Amortisation of acquired intangible assets				(14,137)	(14,137)
Integration and restructuring				(1,085)	(1,085)
Acquisition-related fees				(397)	(397)
Litigation settlement				(59,788)	(59,788)
Operating loss					(6,253)
Investment income (note 5)					812
Other gains and losses (note 11)					640
Exchange (losses)					(186)
Finance costs (note 12)					(718)
Loss before tax					(5,705)

Financial statements

Notes to the consolidated financial statements continued

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010. The revenue and results of the Legacy Product Group are not presented for the 52 weeks ended 1 January 2010, as this business group relates to a group of products acquired as part of Zoran in the 52 weeks ended 30 December 2011 and the business group itself was identified subsequent to the acquisition of Zoran.

52 weeks ended 1 January 2010

	ABG	HBG	MBG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	127,336	163,271	310,792	–	601,399
Segment result
Underlying operating profit	17,694	7,878	7,371	–	32,943
Fair value adjustment to inventory				(6,010)	(6,010)
Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition-related fees				(10,572)	(10,572)
Operating loss					(15,914)
Investment income (note 5)					1,915
Exchange gains					1,011
Finance costs (note 12)					(1,254)
Loss before tax					(14,242)

No information is provided for segment assets and liabilities as these measures are not provided to the chief operating decision maker.

Revenues from major products

The Group’s revenues from its major products were as follows:

	52 weeks ended	52 weeks ended	52 weeks ended
	30 December 2011	31 December 2010	1 January 2010
	$’000	$’000	$’000
Sale of integrated circuits	808,463	782,332	585,241
Sale of software	7,953	10,444	12,189
Royalties	28,774	7,832	3,969
Consolidated revenue (excluding investment income)	845,190	800,608	601,399

Geographical information

The Group operates in four principal geographical areas – the UK (country of domicile), Rest of Europe, the Americas and Asia. The Group’s revenue from external customers and information about its segment assets (non-current assets excluding deferred tax assets and other financial assets) by geographical location is detailed below:

	52 weeks ended	52 weeks ended	52 weeks ended
	30 December 2011	31 December 2010	1 January 2010
Revenue	$’000	$’000	$’000
UK	185	6,655	251
Rest of Europe	60,508	110,171	69,187
USA (including the Americas)	89,498	92,316	62,546
Asia	694,999	591,466	469,415
	845,190	800,608	601,399

Revenues are attributed to geographical areas on the basis of the customer’s manufacturing location.

	30 December 2011	31 December 2010	1 January 2010
Non - current assets	$’000	$’000	$’000
UK	267,753	276,829	65,418
Rest of Europe	142,860	614	47,857
USA (including the Americas)	1,674	4,460	182,997
Asia	86,339	8,172	10,704
	498,626	290,075	306,976

Non-current assets, being goodwill, property, plant and equipment and other intangible assets (excluding deferred tax assets) are attributed to the location where they are situated.

Information about major customers

In 2011, included in revenues arising from HBG and MBG are revenues of approximately $87.3 million (10% of revenues) relating to the Group’s largest customer. In 2010, included in revenues arising from MBG are revenues of approximately $115.2 million (14% of revenues) relating to the Group’s largest customer. In 2009, included in revenues arising from MBG are revenues of approximately $67.8 million (11% of revenues) relating to the Group’s largest customer.

In 2011 and 2010 only the largest customer of the Group exceeded 10% of revenue in the 52 week period. In 2009 revenues of approximately $63.9 million (11% of revenues) were included within both the HBU and ACBU segments which arose from sales to the Group’s second largest customer.

Revenue from the top five customers represents 38% of revenues (2010: 42%; 2009: 43%).

7. Profit (loss) for the period

Profit (loss) for the period has been arrived at after charging (crediting):

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Net foreign exchange losses (gains)	2,799	2,485	(2,231)
Government grants towards staff and marketing costs	(9)	(142)	–
Research and development costs	241,763	199,927	169,713
Depreciation of property, plant and equipment	18,371	20,091	18,383
Loss on disposal of property, plant and equipment	62	580	56
Loss on disposal of intangible assets	23	135	447
Amortisation of intangible assets	26,353	18,054	11,860
Staff costs (see note 9)	228,369	170,791	155,240
Cost of inventories recognised as expense	394,618	397,971	315,138
Write-downs of inventories recognised as an expense	9,086	2,474	1,216
Auditor’s remuneration for audit services (see note 8)	1,051	789	1,039

8. Auditor’s remuneration

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	85	78	243
Fees payable to the Company’s auditor and their associates for other services to the Group
– The audit of the Company’s subsidiaries pursuant to legislation	788	505	693
– Services pursuant to section 404 of the Sarbanes-Oxley Act	134	162	–
Total audit fees	1,007	745	936
Other services
– Audit related assurance	44	44	103
– Taxation compliance services	42	47	23
– Other taxation advisory services	424	347	488
– Other assurance services	284	–	308
– Corporate finance services	2,096	–	1,881
Total non audit fees	2,890	438	2,803

The audit related assurance fees refer to fees for the performance of an interim review. Tax compliance fees relate to assistance in the filing of group subsidiary statutory tax returns. Fees for other taxation advisory services, other assurance services and corporate finance services predominantly relate to the acquisition of Zoran Corporation.

9. Staff costs

The average monthly number of employees (including executive directors) was:

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	Number	Number	Number
Research and development	1,422	1,052	811
Sales and marketing	410	260	238
General and administrative	214	151	118
	2,046	1,463	1,167

Financial statements

Notes to the consolidated financial statements continued

Their aggregate remuneration comprised:

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Salaries	193,258	142,221	128,160
Social security costs	13,607	11,704	9,945
Other pension costs	7,586	7,231	6,551
Share based payment charges	13,918	9,635	10,584
	228,369	170,791	155,240

10. Investment revenue

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Short term bank deposits	735	316	218
Treasury deposits and investments	618	496	1,697
Expected return on plan assets	274	–	–
	1,627	812	1,915

11. Other gains and losses

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Change in the fair value of investments designated as FVTPL on initial recognition	320	640	–

12. Finance costs

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Interest expense and similar charges	418	493	795
Unwinding of discount on contingent consideration	53	15	–
Unwinding of discount on onerous lease provision	252	210	459
Unwinding of discount on litigation accrual	2,525	–	–
Unwinding of discount on intangible asset accrual	438	–	–
Unwinding of discount on defined benefit pension deficit	274	–	–
Loss on purchase of treasury shares	338	–	–
	4,298	718	1,254

13. Dividends

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Proposed final dividend for the 52 weeks ended 30 December 2011 of $0.071 per share	14,034	–	–
Interim dividend for the 26 weeks ended 1 July 2011 of 2p per share	5,376	–	–
Final dividend for the 52 weeks ended 31 December 2010 of 4p per share	–	10,973	–
	19,410	10,973	–

The proposed final dividend of $0.071 per share is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in the financial statements.

14. Taxation

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Current income tax payable (recoverable)	2,143	2,383	(3,772)
Adjustment in respect of current income tax of prior years	2,171	(1,780)	738
Total current income tax charge (credit)	4,314	603	(3,034)
Deferred tax credit	(4,908)	(18,542)	(4,406)
Deferred tax benefit on recognition of previously unrecognized tax losses	(78,664)	(12,172)	–
Deferred tax expense from de-recognition of tax losses	900	5,048	1,171
Adjustment in respect of deferred tax of prior years	(6,972)	2,732	3,336
Total deferred tax (credit) charge (note 23)	(89,644)	(22,934)	101
Total tax (credit) charge	(85,330)	(22,331)	(2,933)

Corporation tax is calculated at 26.5% (2010: 28.0%; 2009: 28.0%) of the estimated assessable loss for the period.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The credit for the year can be reconciled to the loss per the income statement as follows:

	52 weeks ended 30 December 2011		52 weeks ended 31 December 2010		52 weeks ended 1 January 2010
	$’000%		$’000%		$’000%
Loss before tax	(51,464)	100.0	(5,705)	100.0	(14,242)	100.0
Tax at the UK corporation tax rate of 26.5% (2010: 28.0%, 2009: 28%)	(13,638)	26.5	(1,597)	28.0	(3,988)	28.0
Tax benefit of research and development expenditure	(7,529)	14.6	(7,337)	128.6	(7,727)	54.3
Effect of different tax rates of subsidiaries operating in other tax jurisdictions	5,441	(10.6)	(10,908)	191.2	(2,320)	16.3
Adjustments to tax charge in respect of prior years	(4,801)	9.3	952	(16.7)	4,074	(28.6)
Effect of tax holidays in foreign jurisdictions	–	–	(450)	7.9	–	–
Non-deductible expenses	8,027	(15.6)	3,602	(63.1)	3,647	(25.6)
Recognition of previously unrecognized tax losses and temporary differences	(78,664)	152.9	(12,172)	213.2	–	–
De-recognition of tax losses	900	(1.7)	5,048	(88.4)	1,171	(8.2)
Deferred tax rate change	1,843	(3.6)	531	(9.3)	2,210	(15.6)
Current year tax losses not recognised	3,091	(6.0)	–	–	–	–
Tax credit and effective tax rate for the period	(85,330)	165.8	(22,331)	391.4	(2,933)	20.6

In his budget of 22 June 2010, the Chancellor of the Exchequer announced Budget tax changes, which, if enacted in the proposed manner, will have a significant effect on the group’s future tax position. One change proposed was a decrease in the rate of corporation tax to 24%, in 1% increments each year. On 21 July 2010, the first planned reduction, to 27%, was substantially enacted in the Finance Act 2010. Further rate reductions to 26% and 25% were substantially enacted on 29 March 2011 and 5 July 2011 respectively, with a further planned reduction in the rate of corporation tax to 23% from April 2014.

The effect of this decrease in the tax rate to 23% on the group’s deferred tax assets has been assessed and the impact is $2,675,547 (2010: $844,000).

In addition to the amounts charged to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Deferred tax
Arising on income and expenses recognised in other comprehensive income:
Net tax on cash flow hedges	(427)	870	(9,589)
Reclassifications from equity to profit or loss:
Relating to cash flow hedges	1,080	(199)	1,530
Total income tax recognised directly in other comprehensive income	653	671	(8,059)

In addition to the amount charged to the income statement and other comprehensive income, the following amounts relating to tax have been recognised directly in equity:

Financial statements

Notes to the consolidated financial statements continued

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Current tax
Current tax benefit taken to equity on share option gains.	162	–	1,048
Deferred tax
Deferred tax (decline) benefit on share option gains	(645)	182	3,074
Total income tax recognised directly in equity	(483)	182	4,122

15. Earnings per share

The calculations of earnings per share are based on the following data:

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Earnings
Earnings (loss) for the financial period	33,866	16,626	(11,309)

	Number of shares	Number of shares	Number of shares
Number of shares
Weighted average number of shares:
For basic earnings per share	178,198,771	178,074,862	153,927,671
Effect of dilutive potential ordinary shares – share options	3,195,201	2,959,012	–
For diluted earnings per share	181,393,972	181,033,874	153,927,671

16. Goodwill

$’000
Cost
At 1 January 2010	258,358
Recognised on acquisition of APT Licencing Limited (note 38)	3,200
At 31 December 2010	261,558
Recognised on acquisition of Zoran Corporation (note 38)	108,098
At 30 December 2011	369,656

Accumulated impairment losses
At 1 January 2010, 31 December 2010 and 30 December 2011	(36,907)
Carrying Amount
At 30 December 2011	332,749
At 31 December 2010	224,651
At 1 January 2010	221,451

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. Further disclosures are provided below for all cash generating units where the Group holds an individual goodwill item relating to a CGU which is significant, which management considers to be 10% of the total net book value in comparison with the Group’s total carrying value of goodwill, or, where there are no significant allocations of goodwill at a lower level, for groups of cash generating units within a reportable segment. The carrying amount of goodwill has been allocated as follows:

Reportable segments and cash generating units	30 December 2011	31 December 2010
	$’000	$’000
Automotive Business Group	51,404	51,404
Home Business Group
Printers	57,840	–
Other Home CGUs	21,770	21,770
Mobile Business Group
Handsets	151,477	151,477
Cameras	50,258	–
	332,749	224,651

Following the acquisition of Zoran Corporation and the subsequent announcement that the group would discontinue investment in digital television systems-on-a-chip and in silicon tuners, an internal reorganisation was completed. This reorganisation affects the cash generating units of the group. Goodwill balances present at the time of the acquisition have been reallocated to new cash generating units or to groups of cash generating units where they represented the lowest level at which goodwill was monitored.

Goodwill of $108.1 million was recognised on the acquisition of Zoran during 2011. Of this, $50.3 million was allocated to the Cameras cash generating unit and $57.8 million was allocated to the group of Printers cash generating units based on the relative fair value of these cash generating units.

In 2010 goodwill of $3.2 million was recognised on the acquisition of APT Licencing Limited and was allocated to the Home Business Group cash generating unit (which at the time excluded Printers), as this unit was expected to realise the benefits of the acquisition.

Goodwill of $139.6 million was recognised on the acquisition of SiRF during 2009. Of this, $84.1 million was allocated to the Handset cash generating unit, $12.8 million was allocated to the Audio and Consumer cash generating unit (contained within Other Home CGUs in the table above) and $42.7 million was allocated to the Automotive and PND cash generating unit, based on the expected future benefits for these cash generating units.

The Group tests goodwill for impairment on an annual basis or more frequently if there are indications that goodwill might be impaired. At various times during 2011, the net assets of the Group have exceeded its market capitalisation and management have performed additional impairment testing. Following the tests throughout the year and the annual impairment test which takes place in the fourth quarter of each year, it was determined that no impairment of goodwill is required.

Estimation methodology

The recoverable amounts of the Group’s CGUs are determined from value in use calculations based upon cash flow forecasts derived from the most recent financial budget approved by management and the Board of Directors for the next year and longer range financial plans covering the subsequent four years that have been reviewed and approved by management and the Board of Directors. The key assumptions for the value in use calculations are those regarding the growth in future sales, projected production costs, operating expenditures, the discount rates and terminal growth rates.

Future sales are estimated based on recent reports on the markets the Group operates in, produced by independent analysts and containing estimates for market size for a number of different technologies in different end markets. These external estimates are compared with internal estimates to produce a considered view of available market size and likely market shares. Management uses this information, combined with internal customer specific information regarding design wins, projected changes in market share based on current positions and forecast technology penetration rates, to derive its best assessment of the future sales and gross margins. A terminal value is included for the period beyond five years from the balance sheet date based upon the estimated cashflows in the fifth year and a terminal growth rate.

Declines in selling prices and direct costs are based on well established trends in the semiconductor industry as well as management’s experience of how pricing and direct costs vary over a product’s lifecycle, incorporating the impacts of already quoted selling prices and the result of discussions with suppliers on future direct cost movements.

Projected operating expenditures are consistent with the long term operating model of the Group, specifically R&D expense of approximately 23% (2010: 20%; 2009: 20%) of revenue and SG&A expense of around 10% (2010: 10%; 2009: 10%) of revenue. Approved forecasts assume the Group reaches these ratios over a period of a number of years. The actual operating costs for the group were 44% in 2011 (2010: 38%), with the full-year benefit of synergies resulting from the merger with Zoran expected to deliver a step reduction in 2012. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the group, specifically using a weighted average cost of capital and estimating risk free rates based on US Treasury Bonds, using published equity betas for the group and making a reasonable estimate of the Equity Risk Premium. Management has concluded that it is appropriate to use a different discount rate for the former CSR and the former Zoran businesses, reflecting their differing risk profiles, and level of confidence that risk is fully incorporated into the forecast cash flows.

Within the former CSR business, as the forecast cash flows have been adjusted for the risks specific to each cash generating unit, with the discount rate reflecting the risk specific to the former CSR business as a whole, the pre-tax rate used to discount the forecast cash flows is 11% (2010: 11%).

Within the former Zoran business, as management attach a greater degree of risk to the acquired cash generating units, the pre-tax rate used to discount the forecast cash flows is 13%. This has been calculated on a basis which is consistent with the assumptions used in valuing the acquired intangible assets, as outlined in note 38.

During 2011 management reviewed the long term growth rates in the markets in which the Group operates; as much of our business operates in Asian markets where growth rates are typically higher it was concluded that 3.5% was an appropriate terminal growth rate to use across the business (2010: 1.5%). While growth rates have fallen globally due to the macro economic situation, the terminal rate of 3.5% is below the long term growth rate projected for our major markets.

The estimation methodology is the same for all cash generating units.

The directors have concluded that only for the Handsets CGU could a reasonably possible change in assumptions cause the carrying amount of goodwill to exceed value in use.

Financial statements

Notes to the consolidated financial statements continued

Handsets

The key assumptions for the value in use calculation in Handsets relate to future growth in sales and expected changes to selling prices and direct costs during the period which impacts the gross margin achieved as well as the discount rate and terminal growth rate. Future growth in sales includes assumptions regarding the successful launch of new products in development and the successful ongoing transition to smaller geometry process technologies. Whilst not quantifiable at this stage and therefore not included in the cashflow forecasts approved by the Board or used in the impairment reviews, the Group also expects to generate value from future new technologies.

The Group has conducted sensitivity analysis on a variety of scenarios when completing the annual impairment review. The directors have concluded that it is reasonably possible that a change in a key assumption could occur and accordingly the following sensitivities are presented:

•

In respect of management’s five year projections, a decrease of around 7.7% in revenue in year five, whilst maintaining other elements of the five year projections, would cause the current headroom of $69.0 million in the value in use over the net book value of the goodwill to erode to $nil.

•

In respect of management’s five year projections, an absolute decrease of around 2.4% in the gross margin percentage in year five, whilst maintaining other elements of the five year projections, would cause the current headroom of $69.0 million in the value in use over the net book value of the goodwill to erode to $nil.

•	An increase in the pre-tax discount rate to 12.8% would cause the current headroom of $69.0 million in the value in use over the net book value of the goodwill to erode to $nil.

•	A decrease in the terminal growth rate to 1.0% would cause the current headroom of $69.0 million in the value in use over the net book value of the goodwill to erode to $nil.

17. Other intangible assets

	Internally Developed Technology	Trade names	Purchased Developed Technology	Purchased in process research and development	Customer contracts and relationships	Software licences and intellectual property	Assets in the course of construction	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2010	3,388	2,300	11,600	40,800	13,500	35,480	3,347	110,415
Additions	1,335	–	–	–	–	1,575	3,875	6,785
Disposals	–	–	–	–	–	(20,627)	–	(20,627)
Transfers	–	–	–	–	–	6,047	(6,047)	–
Acquired with acquisition of subsidiary	–	150	1,200	450	700	–	–	2,500
At 31 December 2010	4,723	2,450	12,800	41,250	14,200	22,475	1,175	99,073
Additions	–	–	–	–	–	19,341	–	19,341
Disposals	–	–	–	(13,400)	(2,000)	–	(87)	(15,487)
Transfers	–	–	–	–	–	782	(782)	–
Acquired with acquisition of subsidiary	–	3,060	51,380	9,240	35,077	493	26	99,276
At 30 December 2011	4,723	5,510	64,180	37,090	47,277	43,091	332	202,203
Amortisation
At 1 January 2010	188	599	2,014	27,850	3,610	31,180	–	65,441
Charge for the year	1,380	1,171	4,033	5,737	3,194	2,539	–	18,054
Disposals	–	–	–	–	–	(20,492)	–	(20,492)
At 31 December 2010	1,568	1,770	6,047	33,587	6,804	13,227	–	63,003
Charge for the year	1,526	805	6,383	6,501	4,994	6,144	–	26,353
Impairment loss	–	–	–	500	–	–	–	500
Disposals	–	–	–	(13,400)	(2,000)	–	–	(15,400)
At 30 December 2011	3,094	2,575	12,430	27,188	9,798	19,371	–	74,456
Carrying amount
At 30 December 2011	1,629	2,935	51,750	9,902	37,479	23,720	332	127,747
At 31 December 2010	3,155	680	6,753	7,663	7,396	9,248	1,175	36,070
At 1 January 2010	3,200	1,701	9,586	12,950	9,890	4,300	3,347	44,974

Leased assets included above:
At 30 December 2011	–	–	–	–	–	237	–	237
At 31 December 2010	–	–	–	–	–	374	–	374

The impairment charge of $0.5m (this is included within Integration and restructuring expenses in the income statement on page 81) is in relation to intangibles acquired as part of the acquisition of Zoran Corporation. Following the public announcement of the discontinuation of the Group’s investment in both Digital TV and silicon tuners, management has reassessed the valuation of the intangible assets associated with the Legacy Product Group. It has been identified that the carrying amount of certain of these assets is not fully recoverable and accordingly an impairment charge has been recognised.

In the first quarter of 2011, along with other wireless semiconductor companies, CSR negotiated a confidential settlement agreement with Wi-LAN to dismiss all litigation against CSR and its customers and obtain a multi-year licensing arrangement with respect to Wi-LAN’s wireless patent portfolio, resulting in an increase in software licences and purchased intellectual property during the period.

At 30 December 2011, the Group had entered into contractual commitments for the acquisition of other intangible assets amounting to $nil (2010: $nil).

Financial statements

Notes to the consolidated financial statements continued

18. Property, plant and equipment

	Test equipment	Leasehold improvements	Furniture and fittings	Computer equipment	Office equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2010	82,710	8,326	4,564	26,920	3,807	126,327
Additions	3,771	1,605	383	1,298	1,300	8,357
Disposals	(1,436)	(1,059)	(195)	(2,651)	(1,321)	(6,662)
Acquired with acquisition of subsidiary	–	48	–	69	–	117
Transfers	250	740	(703)	(284)	(3)	–
At 31 December 2010	85,295	9,660	4,049	25,352	3,783	128,139
Additions	8,636	2,218	539	3,147	399	14,939
Disposals	(403)	(1,128)	(152)	(3,262)	(67)	(5,012)
Acquired with acquisition of subsidiary	6,362	1,075	620	4,335	59	12,451
At 30 December 2011	99,890	11,825	5,056	29,572	4,174	150,517
Depreciation
At 1 January 2010	54,214	5,485	3,282	19,871	2,924	85,776
Charge for the year	13,676	1,236	553	4,322	304	20,091
Disposals	(1,435)	(843)	(195)	(2,488)	(1,121)	(6,082)
Transfers	20	740	(690)	(67)	(3)	–
At 31 December 2010	66,475	6,618	2,950	21,638	2,104	99,785
Charge for the year	11,106	1,977	670	3,994	624	18,371
Impairment loss	1,253	7	6	510	–	1,776
Disposals	(371)	(327)	(126)	(3,025)	(86)	(3,935)
At 30 December 2011	78,463	8,275	3,500	23,117	2,642	115,997
Carrying amount
At 30 December 2011	21,427	3,550	1,556	6,455	1,532	34,520
At 31 December 2010	18,820	3,042	1,099	3,714	1,679	28,354
At 1 January 2010	28,496	2,841	1,282	7,049	883	40,551
Leased assets included above:
Carrying amount
At 30 December 2011	–	–	–	–	238	238
At 31 December 2010	–	–	–	–	624	624

The impairment charge of $1.8m (this is included within Integration and restructuring expenses in the income statement on page 81) is in relation to items of property plant and equipment associated with the Legacy Product Group. As a consequence of the decision to discontinue the investment in both Digital TV and silicon tuners, these items were no longer required and an accordingly an impairment charge has been recognised.

At 30 December 2011, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $1,030,000 (31 December 2010: $1,745,000).

19. Investments

Available for sale investments carried at fair value	30 December 2011	31 December 2010
	$’000	$’000
Shares in unquoted equity securities	3,610	1,000

20. Inventories

	30 December 2011	31 December 2010
	$’000	$’000
Raw materials	36,631	17,112
Work in progress	22,576	16,197
Finished goods	61,140	51,997
	120,347	85,306

21. Other financial assets

	30 December 2011	31 December 2010
	$’000	$’000
Trade and other receivables
Amounts receivable for sale of goods and software	86,144	81,210
Amounts receivable for royalties	12,344	4,434
Total trade receivables	98,488	85,644
VAT	3,432	3,114
Other debtors	5,534	3,709
Prepayments and accrued income	16,343	13,420
	123,797	105,887

The average credit period taken on trade receivables is 40 days (31 December 2010: 40 days). A specific allowance has been made for estimated irrecoverable amounts within trade receivables of $156,000 (31 December 2010: $200,000). This allowance has been determined by reference to past default experience. An allowance for credit notes and price adjustments has also been made within trade receivables of $400,000 (31 December 2010: $250,000).

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

Treasury deposits and investment

Treasury deposits and investments represent bank deposits and obligations of the United States treasury with an original maturity of over three months. Some of these amounts are held as FVTPL assets (see note 36).

Credit risk

The Group’s principal financial assets are bank balances and cash, treasury deposits and trade and other receivables.

The credit risk on liquid funds and derivative financial instruments is actively managed to limit the associated risk and counterparties are banks with high credit ratings assigned by international credit rating agencies.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	30 December 2011	31 December 2010
	$’000	$’000
Total trade receivables	98,488	85,644
Cash and cash equivalents	211,907	172,315
Treasury deposits and investments	65,938	267,833
Derivative financial instruments	148	1,870
	376,481	527,662

The maximum exposure to credit risk for total trade receivables at the reporting date by geographic region was:

	30 December 2011	31 December 2010
	$’000	$’000
Europe	6,083	14,788
USA	9,079	5,940
Asia	78,149	51,757
Other	5,177	13,159
	98,488	85,644

The Group’s exposure to credit risk is spread over a number of counterparties and customers with limited concentrations.

The Group’s largest customer accounts for $8.7 million of trade receivables at 30 December 2011 (31 December 2010 : $2.5 million).

Financial statements

Notes to the consolidated financial statements continued

Impairment losses

The aging of total trade receivables at the reporting date was:

	Gross	Impairment	Gross	Impairment
	30 December 2011	30 December 2011	31 December 2010	31 December 2010
	$’000	$’000	$’000	$’000
Not past due	89,082	(200)	77,995	–
Past due 1 – 30 days	8,051	(200)	7,323	(250)
Past due 31 – 60 days	1,199	–	304	–
Past due 61 – 90 days	248	–	472	(200)
Past due 91 – 120 days	85	–	–	–
More than 121 days past due	379	(156)	–	–
	99,044	(556)	86,094	(450)

The movement in the allowances in respect of trade receivables during the period was as follows:

	30 December 2011	31 December 2010
	$’000	$’000
Balance at the beginning of the period	450	671
Utilised in the period	(1,366)	(1,604)
Additional provisions in the period	1,472	1,383
Balance at the end of the period	556	450

Included in the Group’s trade receivables balance are debtors with a carrying amount of $9,606,000 (2010: $7,649,000) which are past due but for which the Group has not provided, as there has been no significant change in the credit quality of the receivables and the amounts are still considered recoverable. $6.8 million of the past due but not provided trade receivables were received within two weeks of the balance sheet date (2010: $3.0 million).

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due, other than for credit notes or price adjustments.

22. Derivative financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The instruments purchased are denominated in GBP.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts, designated in hedging relationships, that the Group has committed is as below:

	30 December 2011	31 December 2010
	$’000	$’000
Forward foreign exchange contracts	107,631	125,216

These arrangements are designed to address significant exchange exposures for the next 15 months (2010: 15 months) and are renewed on a rolling basis to cover between 11 and 15 months forward.

At the balance sheet date, the fair value of the Group’s currency derivatives is shown below:

Derivatives that are designated and effective as hedging instruments carried at fair value

	30 December 2011	31 December 2010
	$’000	$’000
Forward foreign exchange contracts
Assets	148	1,870
Liabilities	(1,550)	(720)
	(1,402)	1,150

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to a net liability of $1,402,000 (2010: net asset of $1,150,000) has been deferred in equity.

Net amounts of $4,020,000 (2010: $1,231,000; 2009: $5,186,000;) and $165,000 (2010: $85,000; 2009: $277,000;) respectively have been transferred to operating expenses in the income statement and fixed assets in respect of contracts maturing in the period.

Financial liabilities Carried at Fair Value Through Profit or Loss (FVTPL)

	30 December 2011	31 December 2010
	$’000	$’000
Forward foreign exchange contracts	(35)	(179)

Further details of derivative financial instruments are given in note 36.

23. Deferred tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the period and prior reporting period:

	Property, plant and equipment	Share-based payment	Intangibles	Tax losses	Hedging differences	Other short-term temporary differences	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	(544)	4,763	(12,504)	13,011	(986)	601	4,341
Credit (charge) to income	1,476	(2,477)	5,148	19,286	–	32	23,465
(Charge) credit to equity	–	(456)	–	638	671	–	853
Recognised tax losses on acquisition	–	–	(681)	681	–	–	–
Effect of change in tax rate – equity	–	(23)	–	–	11	–	(12)
Effect of change in tax rate – income	(29)	(43)	(51)	(386)	–	(22)	(531)
At 31 December 2010	903	1,764	(8,088)	33,230	(304)	611	28,116
Credit (charge) to income	8,229	(528)	5,990	52,403	–	25,393	91,487
(Charge) credit to equity	–	(645)	–	162	–	–	(483)
(Charge) credit to other comprehensive income	–	–	–	–	653	–	653
Acquisition of subsidiary	24	–	(28,506)	27,680	–	1,380	578
Effect of change in tax rate – equity	–	37	–	(114)	11	–	(66)
Effect of change in tax rate – income	(462)	30	702	(2,065)	–	(48)	(1,843)
At 30 December 2011	8,694	658	(29,902)	111,296	360	27,336	118,442

Certain deferred tax assets and liabilities have been offset where they relate to the same taxation authority and net settlement and offset is permitted. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	30 December 2011	31 December 2010
	$’000	$’000
Deferred tax assets	118,442	28,116
Deferred tax liabilities	–	–
	118,442	28,116

At the balance sheet date, the Group has unused tax losses of $551,303,822 (2010: $281,095,261) and unused tax credits of $54,549,718 (2010: $16,843,847) available for offset against future profits. A deferred tax asset has been recognised in respect of $366,179,161 (2010: $99,667,000) of the tax losses. No deferred tax asset has been recognised in respect of the remaining unused tax losses of $185,124,661 (2010: $181,428,501) and unused tax credits of $54,549,718 (2010: $16,843,847) due to either a history of tax losses or it is not considered probable that there will be sufficient future taxable profits to realise the benefit of all deferred tax assets within certain subsidiary entities. Included in unrecognised tax losses and unrecognised tax credits are tax losses of $21,179,182 (2010: $136,725,597) and tax credits of $54,549,718 (2010: $16,843,847) that will expire in 5-19 years. Other losses may be carried forward indefinitely.

At the balance sheet date, no deferred tax liability has been recognised on temporary differences of $31,955,166 (2010: $14,100,000) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The temporary differences at 30 December 2011 represent only the unremitted earnings of those overseas subsidiaries where remittance to the UK of those earnings may still result in a tax liability, principally as a result of dividend withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

The recognition of the deferred tax asset is based on management’s assessment of historic profitability, forecasted operating results based upon approved business plans, a review of the tax planning opportunities and the cost saving plans announced towards the end of 2011. Based on this, management concluded that there is convincing evidence for the recognition of deferred tax assets in excess of the deferred tax liability by $41,855,669.

24. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	30 December 2011	31 December 2010	30 December 2011	31 December 2010
	$’000	$’000	$’000	$’000
Amounts payable under finance leases:
Within one year	16	51	16	51
In the second to fifth years inclusive	143	195	143	195
	159	246	159	246
Less: future finance charges	–	–	–	–
Present value of lease	159	246	159	246
Less: Amount due for settlement within 12 months (shown under current liabilities)			(16)	(51)
Amount due for settlement after 12 months			143	195

Financial statements

Notes to the consolidated financial statements continued

It is the Group’s policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms. The average lease term is 3.0 years. Interest rates are fixed at the contract date; all of the agreements containing deferred payment terms are interest free. For the period ended 30 December 2011, the average effective borrowing rate was 0% (2010: 0%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations with a present value of $123,000 (2010: $246,000) are denominated in Sterling. All other obligations are denominated in Japanese Yen.

The Group’s obligations under finance leases are secured by the lessors’ right over the leased assets.

25. Other financial liabilities

Trade and other payables

	30 December 2011	31 December 2010
	$’000	$’000
Trade creditors	74,023	54,740
Other taxation and social security	2,489	2,644
Other payables	937	301
Inventory accruals	9,036	9,667
Other accruals and deferred income	143,726	103,565
	230,211	170,917

	30 December 2011	31 December 2010
	$’000	$’000
Analysed as:
Amounts due for settlement within 12 months (shown under current liabilities)	180,621	125,223
Amounts due for settlement after 12 months	49,590	45,694
	230,211	170,917

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 48 days (2010: 49 days).

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

For most suppliers, no interest is charged on trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time-frame.

26. Contingent consideration

	30 December 2011	31 December 2010
	$’000	$’000
Amounts included within current liabilities	–	–
Amounts included within non-current liabilities	–	1,567
	–	1,567

The contingent consideration related to milestone-based contingent consideration payments as part of the acquisition of APT Licensing Limited (see note 38). The amount recorded was the Group’s best estimate as at 31 December 2010 of the likely outflows that will be required under the terms of the acquisition agreement.

At 30 December 2011, the Group identified that it was not probable that any of the milestones which would trigger the payment of further consideration would be achieved and therefore future outflows were likely to be $nil. The contingent consideration liability was therefore de-recognised accordingly, with the movement in fair value of $1.62 million recognised through the profit or loss. This was confirmed subsequent to the balance sheet date.

27. Provisions

	Onerous contract provision	Onerous lease provision	Returns and warranty provision	Litigation provision	Restructuring provision	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	2,990	4,529	3,319	–	–	10,838
Additional provision in the period	–	–	3,139	–	–	3,139
Unwinding of discount	–	210	–	–	–	210
Utilised in period	(2,990)	(1,649)	(2,463)	–	–	(7,102)
At 31 December 2010	–	3,090	3,995	–	–	7,085
Additional provision in the period	–	72	3,219	–	21,683	24,974
Unwinding of discount	–	252	–	–	–	252
On acquisition of subsidiary	–	1,337	–	11,986	10,951	24,274
Utilised in period	–	(1,533)	(2,674)	(686)	(20,271)	(25,164)
At 30 December 2011	–	3,218	4,540	11,300	12,363	31,421

	30 December 2011	31 December 2010
	$’000	$’000
Amounts included within current liabilities	29,495	5,602
Amounts included within non-current liabilities	1,926	1,483
	31,421	7,085

Onerous lease provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings. It is anticipated that the provision will be used over the remaining lease terms (5 years). There has been no change in the discount rate applied in the period (2010: no change). The onerous lease acquired with Zoran has been calculated with reference to the interest rate on 10 year Eurobonds and accordingly a discount rate of 1.83% has been applied. It is anticipated that the provision over the acquired onerous lease will be used over the remaining lease term of 10 years.

Returns and warranty provision

The Group provides for the anticipated costs associated with contractual liabilities under standard warranty terms. It is anticipated that the provision will be utilised within one year (see note 3).

Litigation provision

Through the acquisition of Zoran, the group assumed the obligation to meet any liabilities that may arise as a consequence of continuing SEC investigations of former executives of Microtunes Inc., a subsidiary undertaking. The investigations were still ongoing at the balance sheet date and it is uncertain when the provision will be utilised.

Restructuring provision

A restructuring programme was implemented following the acquisition of Zoran Corporation. In December 2011, a decision was taken to discontinue investment in the digital television and silicon tuners business lines which had been acquired with Zoran and a further restructuring programme commenced.

As at 30 December 2011, approximately 30% of the 800 affected employees had left the Group’s employment with a further 20% leaving the day after the year end. The remainder of the affected employees are expected to leave the group during 2012 (see note 33).

28. Called–up share capital

Company

Authorised Share Capital

	30 December 2011	31 December 2010
	£’000	£’000
350,000,000 (31 December 2010: 350,000,000) Ordinary Shares of £0.001 each – equity	350	350

Allotted, Called-up and Fully Paid:
	30 December 2011	31 December 2010
	$’000	$’000
215,667,851 (31 December 2010: 184,953,312) Ordinary Shares of £0.001 each – equity	372	322

Changes to Share Capital:

Equity Shares:

940,395 ordinary shares were issued from employee option exercises between 1 January 2011 and 30 December 2011. Consideration was $1,392,217 at a premium of $1,390,701.

29,774,144 ordinary shares were issued on 31 August 2011 and admitted to trading on the London Stock Exchange. These shares represented the equity consideration for the acquisition of Zoran Corporation (see note 38) and represented consideration of $107,524,438 at a premium of $107,475,894.

The Company has one class of ordinary shares which carries no right to fixed income.

Financial statements

Notes to the consolidated financial statements continued

The following options and share awards over ordinary shares of £0.001 have been granted and were outstanding at the end of the period:

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
3 November 2000 to 15 January 2002	36,520	2.38500	5 years
25 November 2002 to 1 November 2003	97,943	1.01000	5 years
18 November 2003 to 2 February 2004	38,852	1.02500	5 years
26 February 2004	179,450	2.35000	3 years
26 February 2004	19,595	2.35000	3 years	[2]
26 February 2004	76,100	2.00000	3 years
26 February 2004	87,405	2.00000	3 years	[2]
30 September 2004	15,000	3.62500	3 years	[2]
05 May 2005	112,550	3.21000	3 years	[2]
05 May 2005	49,050	0.00100	3 years
05 May 2005	26,826	0.00100	3 years	[1]
01 March 2006	25,000	9.05000	3 years
25 May 2006	370,840	12.41000	5 years
25 May 2006	9,830	0.00100	3 years
02 August 2006	19,256	11.09670	5 years
15 November 2006	77,114	6.27000	5 years
28 February 2007	36,439	7.68000	5 years
09 May 2007	31,923	7.57000	5 years
05 June 2007	36,252	0.00100	3 years
01 August 2007	42,467	7.29000	5 years
14 November 2007	73,083	6.44500	5 years
05 March 2008	59,448	3.16000	5 years
11 June 2008	29,419	3.11000	3 years	[2]
11 June 2008	96,182	0.00100	3 years
11 June 2008	83,300	0.00100	2 years
04 November 2008	19,615	0.00100	2 years
04 November 2008	8,679	2.04500	3 years
12 March 2009	878,842	0.00100	3 years	[2]
12 March 2009	761,326	2.08250	3 years	[1]
16 March 2009	929,325	1.65200	3 years	[3]
26 June 2009	415,772	0.00100	Various
26 June 2009	2,200,385	Various	Various
04 August 2009	138,071	4.27900	3 years	[1]
04 August 2009	70,000	0.00100	3 years	[2]
15 March 2010	895,343	0.00100	3 years	[2]
15 March 2010	858,236	4.84300	3 years	[1]
15 March 2010	530,330	0.00100	3 years
15 March 2010	22,111	0.00100	2 years
15 March 2010	20,736	4.84300	3 years
01 May 2010	32,661	3.91250	3 years	[3]
13 May 2010	18,000	0.00100	3 years	[2]
13 May 2010	9,200	0.00100	3 years
11 June 2010	5,588	0.00100	3 years	[2]
11 June 2010	5,588	0.00100	3 years
03 September 2010	75,536	2.99800	3 years
03 September 2010	209,669	0.00100	3 years

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
03 September 2010	55,299	0.00100	3 years	[2]
15 March 2011	280,000	0.00100	1 year
15 March 2011	206,936	0.00100	2 years
15 March 2011	2,111,117	0.00100	3 years
15 March 2011	124,174	3.78500	3 years
1 May 2011	325,266	3.04800	3 years	[3]
31 August 2011	484,735	0.00100	Various
31 August 2011	3,813,264	0.00100	Various	[5]
31 August 2011	154,523	Various	Various
31 August 2011	15,225,356	Various	Various	[5]
6 September 2011	274,925	0.00100	2 years
6 September 2011	202,268	2.14000	3 years
6 September 2011	2,716,703	2.14000	3 years	[4]
	35,809,423
[1]	These options or awards have vesting conditions based on the Company’s performance against comparator companies based on TSR rankings over the vesting period.
[2]	These options or awards have vesting conditions based on EPS growth over the vesting period.
[3]	These options have been issued as part of the Company’s SAYE scheme.
[4]	These options have vesting conditions based on the growth of the Company’s share price over the vesting period.
[5]

The obligation for these options was assumed as a result of the acquisition of Zoran Corporation. Outstanding share options for non-European employees of Zoran Corporation were converted to options to acquire American depositary shares of CSR (or “CSR ADSs”) and outstanding Restricted Stock Units were converted to CSR Contingent Share Awards that can be settled in CSR ADSs. Each CSR ADS represents four CSR ordinary shares.

Exercise period: Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within 6 months of the vesting date.

Financial statements

Notes to the consolidated financial statements continued

29. Reserves

	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Hedging reserve	Share - based payment reserve	Tax reserve	Treasury shares	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	363,032	950	61,574	(40,224)	3,505	48,446	33,433	–	303,077	773,793
Share issues (net of share issue costs)	5,583	–	–	–	–	–	–	–	–	5,583
Shares issued from Employee Benefit Trust Reserve	–	–	–	1,160	–	–	–	–	(851)	309
Credit to equity for equity-settled share-based payments	–	–	–	–	–	9,592	–	–	–	9,592
Purchase of Treasury Shares	–	–	–	–	–	–	–	(37,487)	–	(37,487)
Effective tax rate adjustment	–	–	–	–	–	–	(12)	–	–	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	–	–	–	–	–	–	7,367	–	–	7,367
Deferred tax on share-based payment transactions	–	–	–	–	–	–	182	–	–	182
Loss on cash flow hedges	–	–	–	–	(3,108)	–	–	–	–	(3,108)
Deferred tax on hedging reserve	–	–	–	–	–	–	671	–	–	671
Transferred to income statement in respect of cash flow hedges	–	–	–	–	726	–	–	–	–	726
Profit for the period	–	–	–	–	–	–	–	–	16,626	16,626
At 31 December 2010	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,242
Share issues (net of share issue costs)	104,847	–	–	–	–	–	–	–	–	104,847
Shares issued from Employee Benefit Trust Reserve	–	–	–	5,093	–	–	–	–	(4,134)	959
Credit to equity for equity-settled share-based payments	–	–	–	–	–	13,583	–	–	–	13,583
Credit to equity for equity-settled share-based payments arising on acquisition	–	–	–	–	–	16,576	–	–	–	16,576
Purchase of Treasury Shares	–	–	–	–	–	–	–	(47,173)	–	(47,173)
Effective rate adjustment	–	–	–	–	–	–	(66)	–	–	(66)
Deferred tax on share-based payment transactions	–	–	–	–	–	–	(645)	–	–	(645)
(Loss) gain on cash flow hedges	–	–	–	–	1,661	–	–	–	–	1,661
Deferred tax on hedging reserve	–	–	–	–	–	–	653	–	–	653
Transferred to income statement in respect of cash flow hedges	–	–	–	–	(4,184)	–	–	–	–	(4,184)
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	(162)	–	–	(162)
Credit to equity on recognition of losses	–	–	–	–	–	–	162	–	–	162
Actuarial losses on defined benefit pension deficit	–	–	–	–	–	–	–	–	(435)	(435)
Profit for the period	–	–	–	–	–	–	–	–	33,866	33,866
Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	(16,349)	(16,349)
At 30 December 2011	473,462	950	61,574	(33,971)	(1,400)	88,197	41,583	(84,660)	331,800	877,535

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

729,031 ordinary shares were issued from the Employee Benefit Trust in 2011 to satisfy employee option exercises (2010: 170,440 ordinary shares).

The shares acquired by the Trust do not represent treasury shares for the purposes of the Companies Act and therefore remain as issued share capital.

For accounting purposes, the treatment of the shares acquired by the Trust is different. In preparing the consolidated Group accounts, the shares held by the Trust are treated as a deduction in shareholders’ equity.

At 30 December 2011, the Group had purchased 14,941,400 shares which are held in Treasury at a cost of $84.7 million.

30. Notes to cash flow statement

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
	$’000	$’000	$’000
Net profit (loss) for the period	33,866	16,626	(11,309)
Adjustments for:
Investment income	(1,627)	(812)	(1,915)
Finance costs	5,046	904	243
Other gains and losses	(320)	(640)	–
Income tax credit	(85,330)	(22,331)	(2,933)
Operating loss	(48,365)	(6,253)	(15,914)
Depreciation of property, plant and equipment	18,371	20,091	18,383
Amortisation of intangible assets	26,352	18,054	11,860
Loss on disposal of property, plant and equipment	62	279	56
Loss on disposal of intangible assets	24	135	447
Share related charges	13,583	9,592	10,581
Impairment of assets	2,276	–	–
De-recognition of contingent consideration	(1,620)	–	–
(Decrease) increase in provisions	(342)	2,227	4,313
Operating cash flows before movements in working capital	10,341	44,125	29,726
Decrease (increase) in inventories	27,788	(12,961)	8,679
Decrease (increase) in receivables	27,322	(6,678)	3,642
(Decrease) increase in payables	(49,298)	46,093	8,233
Cash generated by operations	16,153	70,579	50,280
Foreign taxes paid	(3,063)	(1,127)	(782)
Corporation taxes received	–	8,691	–
Grant income received	–	131	–
Interest paid	(450)	(662)	(1,252)
R&D tax credit received	–	295	1,987
Net cash from operating activities	12,640	77,907	50,233

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with an original maturity of three months or less.

The acquisition of SiRF Technology Holdings Inc in the 52 weeks ended 1 January 2010 (see note 38) was a significant non cash transaction in the period as the consideration for the transaction was satisfied through the issuance of additional shares.

The acquisition of Zoran Corporation in the 52 weeks ended 30 December 2011 (see note 38) was a significant non cash transaction in the period as the consideration for the transaction was partly satisfied through the issuance of additional shares.

Financial statements

Notes to the consolidated financial statements continued

31. Contingent liabilities

The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, that are incidental to their operations. Other than as disclosed below, the Company and its subsidiaries are not currently involved in any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial statements of the Company and its subsidiaries. Further, other than as disclosed below, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

In December 2010, mediation commenced between the Group and Broadcom Corporation (‘Broadcom’) with the intention to settle all outstanding litigation. A draft settlement was agreed on 22 December 2010, with a formal agreement signed on 10 January 2011. The comprehensive settlement is in respect of all outstanding litigation, including that ongoing between SiRF Technology Holdings, Inc. and Broadcom at the time of the acquisition of SiRF Technology Holdings Inc by the Group in June 2009. The terms included a covenant that expires in January 2016 in which each party covenants not to sue the other or any third parties, including the other party’s customers, for infringement based on the use of the other’s products.

In connection with the comprehensive settlement, the Group agreed to make an initial payment of $5 million which was made in January 2011 and future payments of $12.5 million per year for five years.

The litigation settlement of $59.8 million was recognised in the 2010 financial statements as a one time charge for the net present value of the future cash flows. The liability is shown within accruals. Prior to formal agreement of the terms being reached at the beginning of 2011, it was not readily estimable and no cash outflow was considered probable.

In the first quarter of 2011, along with other wireless semiconductor companies, CSR negotiated a confidential settlement agreement with Wi-LAN to dismiss all litigation against CSR and its customers and obtain a multi-year licensing arrangement with respect to Wi-LAN’s wireless patent portfolio, resulting in a charge to the income statement (included within the income statement heading “patent settlement”) and an increase in software licences and purchased intellectual property during the period (note 17).

In connection with the acquisition of Zoran, CSR was named in three class action lawsuits in the U.S. including In Re Zoran Corp Shareholders Litigation, Lawrence Zucker vs Zoran Corp et. al. and Clal Finance Mutual Funds Corporation vs Zoran Corporation, et. al. A comprehensive settlement amount for all three lawsuits have been reached with no liability to the CSR Group for the settlement amount, and which has received court approval.

An arbitration in Sweden concluded on 24 October 2011 with respect to proceedings filed in the fourth quarter of 2010 by the original sellers of NordNav Technologies AB of a potential claim in respect of a $17.5m earnout relating to that acquisition. On 15 Nov 2011, the Arbitration Panel ruled in favor of CSR and denied NordNav’s claims in their entirety. As a result, CSR incurred no liability and prevailed in a counterclaim against Nordnav for legal fee recovery.

CSR is defending a patent case against Bandspeed, Inc, in the U.S. District Court for the Western District of Texas. Trial has been set for Q1 2013. Although CSR is not a party to another Bandspeed case, which was recently transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Western District of Texas, a number of defendants have requested indemnification from CSR. In response to Bandspeed’s actions, on 5 October 2011, CSR filed a patent infringement lawsuit against Bandspeed in the U.S. District Court for Arizona. The case is in its early stages and a trial date has not been set. Bandspeed is also defending a patent infringement lawsuit filed by CSR in the U.S. District Court for the Central District of California, and a trial date has not been set. Further, CSR recently filed a case in the U.S. District Court for the Northern District of California against Bandspeed and its affiliates for fraud and unfair business practices, and a trial date has not been set.

No provision has been recorded for this case as cash outflow has not been deemed as probable.

On 8 June 2011, Freescale Semiconductor, Inc. filed a complaint with the United States International Trade Commission naming as respondents, Zoran, Funai Electric Co., Ltd. and Funai Corporation, Inc., and another defendant for patent infringement. On 14 July 2011, the ITC formally instituted the investigation. CSR has answered Freescale’s complaint denying the allegations and an ITC trial hearing has been set for 23 May 2012. On 1 December 2011, Freescale filed another ITC case asserting the same patents against the same parties as the prior ITC case, but excluding Funai. No trial date has been set. On 8 June 2011, Freescale also filed a complaint for patent infringement in the United States District Court for the Western District of Texas against Zoran and MediaTek for the same claims as in the ITC case. This District Court case is presently stayed.

No provision was included as part of the acquisition accounting as it is not possible and was not possible at the time of the acquisition to make a reliable estimate of the outcome of this litigation.

A number of patent portfolio non-practicing entities have filed patent infringement cases against CSR and/or Zoran. These cases are all in the preliminary stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints and the scheduled trial dates – all filed in the U.S. District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the U.S. District Court for Delaware) by following parties against CSR or Zoran, Mosaid (Filed 16 March 2011; Trial Scheduled for Q3 2014); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial not yet scheduled); and Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013). Inductive Design (6 September 2011) was dismissed without liability to CSR as a result of legal steps.

No provision has been recorded for any of these cases as cash outflow has not been deemed as probable.

32. Operating lease arrangements

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010
	$’000	$’000
Minimum lease payments under operating leases recognised in the income statement for the year	27,219	23,591

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	30 December 2011	31 December 2010
	$’000	$’000
Within one year	33,352	24,483
In the second to fifth years inclusive	69,639	31,852
After five years	6,729	4,713
	109,720	61,048

Operating lease payments represent rentals payable by the Group for certain of its office properties, office equipment and software licences. Leases are negotiated for an average term of 3.35 years (2010: 3.35 years) and rentals are fixed for an average of 2.85 years (2010: 3.11 years).

33. Integration and restructuring

In Q3 2011, a restructuring programme was implemented following the acquisition of Zoran Corporation. Headcount and other reductions were implemented with the aim of achieving cost synergies and rightsizing savings, lowering the cost base of the enlarged Group through all functions. This was planned prior to the acquisition of Zoran with input from management teams in CSR and Zoran.

In December 2011, a decision was taken to discontinue investment in the digital television and silicon tuners business lines which had been acquired with Zoran. This is an additional restructuring programme to that commenced in Q3 2011. This decision was made so that the Group can concentrate its resources on areas of the business in which it has market leadership positions and the ability to deliver differentiated platforms and products.

These restructuring programmes are expected to result in around 800 employees leaving the group across all functions and locations, approximately 160 people left the group the day after the end of the reporting period and 250 left during 2011.

A charge of $33.7 million has been recorded in relation to these integration and restructuring programmes. The main components of this charge were $21.7 million of severance costs, $9.6 million of consultancy and legal costs and $1.9 million of fixed asset impairments. There was a provision of $11.0 million in the Zoran opening balance sheet related to change of control provisions and Zoran’s restructuring programmes which they had operated prior to the acquisition. At 30 December 2011 a provision of $12.4 million in respect of these severance payments was held.

In 2010, a decision was taken to close the NordNav Technologies AB office in Stockholm, Sweden. This led to approximately 10 employees leaving the Group. A charge of $1.1 million was recorded in relation to the closure with the main component being $0.6 million of severance costs. At 31 December 2010, $1.1 million of accruals in respect of these payments was held. The remaining payments were made during the course of 2011.

A restructuring programme was implemented at the end of Q2 2009, following the acquisition of SiRF Technology Holdings Inc. This led to approximately 100 employees leaving the Group. The headcount reductions were implemented following careful consideration of the long-term strategic objectives and shorter term targets for 2009 and 2010. This planning commenced prior to the acquisition date to ensure that once the Group was able to operate as a single business, the Group could integrate and restructure as quickly as possible and ensure that the core projects of the enlarged Group were adequately resourced.

The main components of the $12.2 million charge were onerous lease charges of $2.2 million, severance costs of $4.3 million, consultancy and legal costs of $4.5 million and $1.2 million of other integration related costs. Approximately 100 employees left the Group as part of the 2009 combined integration and restructuring programme spread through all functions mostly, in the UK and US. There were no further payments or charges outstanding as a result of this restructuring programme as at 30 December 2011.

34. Share–based payments

Equity-settled share option schemes

CSR plc has grants and awards in the following Share Schemes which result in charges to the Consolidated Income Statement:

Global share option scheme

The Company has a share option scheme for all employees of the Group, under which share options were issued prior to flotation in February 2004, at a price based on the most recent private funding round. All employees were granted options on joining CSR. These options had a vesting period of five years, with 20% of options vesting one year after

Financial statements

Notes to the consolidated financial statements continued

grant, then the remainder vesting in equal quarterly instalments over the remaining four years. Other options (in addition to those related to employees joining) were also granted under this scheme. In all cases if the options remain unexercised after a period of ten years from the date of grant, the options lapse. Options are forfeited if the employee leaves the Group before the options vest. No grants have been made under this scheme since flotation.

Company Share Option Plan (CSOP)

The Company introduced a new scheme at flotation called the CSR plc Share Option Plan. The following grants have been made under the scheme:

Flotation grant

On the Company’s flotation, the Company issued share options to all employees, at a price based on the share price on the day of flotation. The vesting period was three years. If the options remain unexercised after a period of ten years from the date of grant, the options lapse. Options were forfeited if the employee leaves the Group before the options vest.

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

During 2011, the Committee has decided that a new performance condition, Absolute Total Shareholder Return (ATSR), be introduced for new grants.

The vesting period of these share options remains three years. The vesting of the options is also subject to the Group satisfying a performance condition, based on the Absolute Total Shareholder Return of the Company’s shares, when compared to the average share price of the Company for the three months prior to the date that an award is first granted. In order for the shares to vest, the Group must have met or exceeded certain ATSR thresholds when compared to the Company’s average share price for the three months prior to the date the award is first granted.

Starter grants

The Company grants options to new starters to assist in recruitment. Options are exercisable at a price equal to the average share price on the three days preceding the grant date. The vesting period of the options is over a period of five years with 40% vesting after two years and 5% vesting each quarter thereafter. If the options remain unexercised after a period of 10 years from the date of grant, the options lapse. Grants are forfeited if the employee leaves the Group before the options vest. The Company has also issued starter grants to senior employees that vest after three years. 101,540 starter grants with these characteristics were issued in the current period (2010: no grants; 2009: no grants).

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

Executive Incentive Plan (EIP)

The Company operates an EIP for its senior management team. This plan has two elements, A and B, both of which payout a maximum of 125% of the participants salary. Whilst element A is settled in cash (or shares if the employee is a director and has not yet met their share holding requirement) and is paid out in March following the end of year 1, element B is settled in shares, in March, following the end of the third year of the plan. The amount paid out in shares, through element B, will vary depending on satisfaction of Group performance targets for years 1, 2 and 3. A maximum forfeiture of 50% will be applied in plan years 2 and 3 if forfeiture conditions are not met in these plan years. The share price at which shares are paid out at is the 30 day average share price for the period finishing on the end of the plan year. This scheme vests over a period of 39 months.

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

Zoran Corporation plans

Under the terms of the merger agreement, all outstanding RSUs and share options granted by Zoran were assumed by CSR and converted into RSUs and options exercisable for, at the election of CSR, either CSR ADSs or CSR ordinary shares. All contractual terms of the assumed options remain the same, except for the converted number of shares or ADSs and exercise prices which were based on an exchange ratio determined as part of the merger agreement. The plans utilized by Zoran comprise the 1993 Stock Option Plan, the 2000 Nonstatutory Stock Option Plan, the 2005 Equity Incentive Plan, the 2005 Outside Directors Equity Plan, the Oak Technology 1994 Stock Option Plan, the Oak Technology 1994 Outside Directors Stock Option Plan, the Oak Technology 2002 Stock Option Plan for Teralogic Group, the Microtune, Inc. 200 Stock Plan and 2010 Microtune, Inc. 2010 Stock Plan. No options or awards will be granted under these plans going forward.

		30 December 2011		31 December 2010		1 January 2010
	Number of share options	Weighted average exercise price (£)	Number of share options	Weighted average exercise price (£)	Number of share options	Weighted average exercise price (£)
Outstanding at beginning of period	13,562,737	4.09	16,256,257	4.57	9,956,891	3.12
Granted during the period	6,459,394	1.22	3,387,428	1.63	3,839,150	1.24
Replacement options granted to SiRF employees on acquisition	–	–	–	–	7,311,686	7.58
Replacement options granted to Zoran employees on acquisition	22,106,662	4.54	–	–	–	–
Forfeited during the period	(4,650,904)	2.53	(3,145,074)	5.35	(3,212,669)	5.81
Exercised during the period	(1,668,466)	0.61	(2,935,874)	1.20	(1,638,801)	0.85
Outstanding at the end of the period	35,809,423	3.12	13,562,737	4.09	16,256,257	4.57
Exercisable at the end of the period	16,953,139	2.93	4,306,187	9.35	6,208,976	8.33

The weighted average share price at the date of exercise for share options exercised during the period was £3.34 (2010: £4.08; 2009: £3.43).

Financial statements

Notes to the consolidated financial statements continued

The options outstanding at 30 December 2011 had a weighted average remaining contractual life of 6 years (2010: 7 years; 2009: 7 years).

In 2011, options were granted on 15 March, 1 May and 6 September. The aggregate estimated fair value of the options granted on those dates is $19,355,000. The weighted average fair value of these options is $2.99. In 2010, options were granted on 15 March, 1 May, 13 May, 11 June and 3 September. The aggregate estimated fair value of the options granted on those dates is $9,012,000. The weighted average fair value of these options is $4.72. In 2009, options were granted on 12 March, 16 March, 26 June, 4 August and 1 September. The aggregate estimated fair value of the options granted on those dates is $15,308,000. The weighted average fair value of these was $1.78.

The fair values of the share option and share award grants were based on the following inputs:

SAYE Schemes

The inputs to the Black-Scholes model are as follows:

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
Weighted average share price (£)	3.74	4.30	2.03
Weighted average exercise price (£)	3.05	3.91	1.65
Expected volatility	52%	57%	61%
Expected life	3 years	3 years	3 years
Risk free rate	2.56%	2.80%	2.53%
Expected dividends	2%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a three year period, equivalent to the vesting period of the options. The expected life used in the model has been adjusted based on management’s best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows:

	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010	52 weeks ended 1 January 2010
Weighted average share price (£)	2.12 – 3.77	2.98 – 4.65	2.08 – 4.35
Weighted average exercise price (£)	2.14 – 3.76	2.99 – 4.84	2.08 – 4.28
Expected volatility	40% – 53%	57%	61%
Expected life	3 years	3 – 4 years	3 – 4 years
Risk free rate	2.47% – 2.70%	2.30% – 2.95%	2.53%
Expected dividends	2% – 2.8%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a time period equivalent to the expected term of the options. The expected life used in the model has been adjusted based on management’s best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations. The adjustments for the performance conditions are reflected in the proportion of options anticipated to vest.

For options issued in 2009 and 2010, the fair value was based upon Monte-Carlo simulation of the performance of the 37 comparator companies included in the TSR conditions of the award. The Monte Carlo simulation incorporates a range of other assumptions based on the TSR comparator companies; those assumptions given above relate to the Group. For options issued in 2011, the fair value was based upon the Monte-Carlo simulation of the performance of the Company’s share price against the ATSR conditions specified in the award, using the assumptions included above.

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

For awards issued in 2009, 2010 and 2011, the fair value was based on the share price on the date of grant as the performance conditions were market based.

ESPP scheme

The fair value of the ESPP awards was based upon the Monte Carlo simulation of the likely gain to be made by each employee over the course of the scheme.

Share option charges

The Group recognised total expenses of $13,583,000 (2010: $9,592,000; 2009: $10,581,000;) related to equity- settled share-based payment transactions.

Cash-settled share-based payments

The Group issues to certain employees cash-settled share awards that require the Group to pay the value of the share awards to the employee on the date of the exercise after a specified vesting period. The Group has recorded a liability of $371,000 in 2011 (2010: $47,000). Fair value of the awards is determined using the market value of the awards at the balance sheet date. The Group recorded a total expense of $335,000 in 2011 (2010: $47,000, 2009: $nil).

35. Retirement benefit obligations

a) Defined contribution schemes

The Group operates a defined contribution retirement benefit scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

The total cost recorded in the income statement of $7,304,000 (2010: $7,231,000; 2009: $6,551,000) represents contributions payable to this scheme by the Group at rates specified in the rules of the plan. As at 30 December 2011, contributions of $nil (31 December 2010: $nil) due in respect of the current reporting period had not been paid over to the scheme.

b) Defined benefit plan

As a consequence of the Group’s acquisition of Zoran on 31 August 2011, the Group has assumed the obligation for a defined benefit plan in Zoran Microelectronics Limited. Under Israeli law, there is a requirement to make severance payments to all employees who leave a company involuntarily. There is no such requirement for those employees who leave the company voluntarily. Severance payments are calculated based on varying factors, namely the length of employee service and salary and are funded entirely by individual investment funds held in the name of the employee by the Group. The Group does not hold a central fund to finance this obligation.

Where there are insufficient funds in these investment funds to meet involuntary severance obligations, there is a legal obligation for the Company to finance this shortfall. This therefore meets the definition of a post employment benefit and more specifically a defined benefit plan, under IAS 19.

The obligation for the company to make up the shortfall in severance payments of this nature is restricted to employees who joined the Company prior to 2007. Though there is no obligation for the Company to make severance payments for employees leaving voluntarily, the assets accumulated in the employee’s fund are returned to the employee when leaving the Company. Severance payments to employees who joined subsequent to 2007, have been accounted for as a defined contribution employment plan

The valuation of the deficit in the balance sheet is based on the most recent actuarial valuation of the Plan as updated to take account of the market value of the assets and the present value of the liabilities of the Plan at 30 December 2011. The financial assumptions used to calculate plan liabilities and plan assets under IAS 19 are:

30 December 2011
Salary increase (p.a.)	3.00%
Discount rate (p.a.)	5.00%
Expected return on assets (p.a.)	5.00%
Inflation (p.a.)	2.51%
Voluntary withdrawals (p.a.)	6.45%
Involuntary withdrawals (p.a.)	1.05%
Normal retirement age – Men	67 years
– Women	64 years

The discount rate and expected return on assets assumptions are based on 10 year Israeli government bond yields.

The analysis of movement in the deficit in the scheme for the year is:

$’000
Deficit at 31 December 2010	–
Acquisition	81
Contributions paid	(491)
Benefits paid	(190)
Current service cost	282
Actuarial losses	435
Deficit at 30 December 2011	117

Financial statements

Notes to the consolidated financial statements continued

The reconciliation of plan assets is as follows:

$’000
Market value at 31 December 2010	–
Acquisition	13,437
Benefit payments	(839)
Company contributions	491
Expected return on assets	274
Actuarial losses	(1,016)
Market value at 30 December 2011	12,347

The reconciliation of plan liabilities during the year is as follows:

$’000
Plan liabilities at 31 December 2010	–
Acquisition	13,518
Current service cost	282
Interest cost	274
Benefits paid	(1,029)
Actuarial gains	(581)
Plan liabilities at 30 December 2011	12,464

The expected return on the plan assets is evaluated in accordance with the type of investment fund held in the name of employees of the Group’s Israeli subsidiary (Zoran Microelectronics Limited), as opposed to the structure of assets held in the investment. This approach has been adopted in the absence of a central fund. An analysis demonstrating the fair value of the portfolio of investments in the name of employees at 30 December 2011 is provided below:

	$’000%
Old Pension Plan	1,111	9
New Pension Plan	3,581	29
Provident Funds “Manager Insurance” before 2004	6,915	56
Provident Funds “Manager Insurance” after 2004	617	5
Provident Funds “Kuput Gemel”	123	1
	12,347	100

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is $2.1 million.

The following is analysis of the charges to profit or loss and other comprehensive income:

30 December 2011
$’000
Income statement
Analysis of amounts chargeable to operating loss:
Current service cost	(282)
Analysis of amounts (charged)/credited to other finance income and costs:
Interest on Plan liabilities	(274)
Expected return on assets in the Plan	274
Total chargeable to the income statement before deduction of tax	(282)
Analysis of amounts recognised in the consolidated statement of comprehensive income:
Actuarial losses	(435)
Total actuarial loss recognised in the consolidated statement of comprehensive income	(435)

36. Financial instruments

Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Market risk
•	Liquidity risk

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

As a result of the funds raised through the initial public offering in March 2004, subsequent positive operating cash flows and the cash and cash equivalents acquired with both SiRF Technology Holdings Inc and Zoran Corporation, the Group has a total of $277.8 million of treasury deposits and cash and cash equivalents as at 30 December 2011 (31 December 2010: $440.1 million)

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the financial statements

	30 December 2011	31 December 2010
	$’000	$’000
Financial assets
Available for sale	3,610	1,000
Loans and receivables (including cash and cash equivalents and treasury deposits)	365,922	395,832
Derivative instruments in designated hedge accounting relationships	148	1,870
Fair value through profit and loss (FVTPL)	15,938	132,801
	385,618	531,503
Financial liabilities
Derivative instruments in designated hedge accounting relationships	(1,550)	(720)
Amortised cost	(212,183)	(151,895)
Fair value through profit and loss (FVTPL)	(35)	(180)
	(213,768)	(152,795)

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

Foreign currency risk management

Substantially all of the Group’s sales and costs of sales are denominated in US dollars, the functional currency of all the entities within the Group. A substantial proportion of the Group’s fixed costs are denominated in Sterling and a significant proportion of the remainder is non-USD denominated. This exposure to different currencies may result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material. Accordingly, the Group enters into hedging transactions pursuant to which it purchases Sterling under forward purchase contracts in order to cover the majority of its Sterling exposure.

The carrying amounts of the Group’s Sterling denominated monetary assets and liabilities at the reporting date are as follows:

	Liabilities		Assets
	30 December 2011	31 December 2010	30 December 2011	31 December 2010
	$’000	$’000	$’000	$’000
GBP sterling	(6,740)	(6,273)	5,675	3,210

The following significant exchange rates applied during the period:

	Weighted average forward contract rate (contracts maturing in the period)		Period end spot rate
	30 December 2011	31 December 2010	30 December 2011	31 December 2010
	$’000	$’000	$’000	$’000
GBP: USD	1.5428	1.5563	1.5535	1.5597

Foreign currency sensitivity analysis

A 10 percent strengthening of the US dollar against GBP sterling would have decreased equity and profit or increased equity and profit by the amounts shown below as at the reporting date shown. In management’s opinion, this is a reasonably possible change given current market conditions.

Financial statements

Notes to the consolidated financial statements continued

This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for 2010.

30 December 2011	Equity	Profit or (loss)
	$’000	$’000
GBP	(7,834)	2,693

31 December 2010	Equity	Profit or (loss)
	$’000	$’000
GBP	(7,787)	(484)

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

Forward foreign exchange contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

Cash flow hedges	Carrying amount	Expected cash flows	3 months or less	3-6 months	6-12 months	More than one year
30 December 2011
Forward foreign exchange contracts $’000	–	107,631	24,049	24,708	48,831	10,043
Forward foreign exchange contracts £’000	–	68,500	15,500	15,500	31,000	6,500
Fair value $’000	(1,437)	–	20	(683)	(795)	21
Average exchange rate	–	1.5741	1.5521	1.5935	1.5753	1.5450

31 December 2010
Forward foreign exchange contracts $’000	–	125,216	29,984	23,807	23,417	48,008
Forward foreign exchange contracts £’000	–	81,000	19,000	15,500	31,000	15,500
Fair value $’000	970	–	(352)	360	915	47
Average exchange rate	–	1.5432	1.5731	1.5338	1.5239	1.5521

The Directors consider the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss.

Interest rate risk management

The Group has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 0.16% (52 weeks ended 31 December 2010: 0.22%; 52 weeks ended 1 January 2010 : 0.54%).

Credit risk

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group only transacts with entities that are rated the equivalent of investment grade and above for Treasury management purposes. This information is supplied by independent rating agencies where available and if not available, the Group uses other publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and credit exposure is controlled by counterparty limits.

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

30 December 2011	Weighted average effective interest rate	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
	%	$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	–	–	–	–	–	159	159
Litigation accrual (undiscounted)	–	3,125	–	–	3,125	46,875	53,125
Other payables	–	2,080	–	2,319	775	16,969	22,143
Onerous lease provision (undiscounted)	–	10	10	10	29	3,385	3,444
		5,215	10	2,329	3,929	67,388	78,871

31 December 2010	Weighted average effective interest rate	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
	%	$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	–	–	–	–	–	246	246
Contingent consideration (undiscounted)	3.4	–	–	–	–	1,620	1,620
Other payables	–	791	–	900	–	789	2,480
Onerous lease provision (undiscounted)	–	–	–	(162)	62	1,932	1,832
		791	–	738	62	4,587	6,178

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

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset and liability that are not based on observable market data (unobservable inputs).

Financial statements

Notes to the consolidated financial statements continued

30 December 2011	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	$’000	$’000	$’000	$’000
Financial assets at FVTPL
United States government fixed income debt securities(1)	15,938	–	–	15,938
Derivative instruments in designated hedge accounting relationships	–	148	–	148
Available for sale financial assets
Shares in unquoted equity securities	–	–	3,610	3,610
Financial liabilities at FVTPL
Derivative instruments in designated hedge accounting relationships	–	(1,550)	–	(1,550)
Fair value through profit and loss (FVTPL)	–	(35)	–	(35)

31 December 2010	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	$’000	$’000	$’000	$’000
Financial assets at FVTPL
United States government fixed income debt securities(1)	132,801	–	–	132,801
Derivative instruments in designated hedge accounting relationships	–	1,870	–	1,870
Available for sale financial assets
Shares in unquoted equity securities	–	–	1,000	1,000
Financial liabilities at FVTPL
Derivative instruments in designated hedge accounting relationships	–	(720)	–	(720)
Fair value through profit and loss (FVTPL)	–	(180)	–	(180)
(1.)	Included within Treasury deposits within the consolidated balance sheet.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing investments by oversight involvement in the investees and due to the recent nature of the purchase, by both the Group and other equity holders of the investees.

Reconciliation of Level 3 fair value measurements of financial assets:

Available for sale
Unquoted equities
$’000
Balance at 1 January 2010	–
Total gains and losses:
Purchases	1,000
Balance at 31 December 2010	1,000
Total gains and losses:
Purchases	2,610
Balance at 30 December 2011	3,610

37. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended	52 weeks ended	52 weeks ended
	30 December 2011	31 December 2010	1 January 2010
	$’000	$’000	$’000
Short-term employee benefits	6,558	4,582	5,774
Post-employment benefits	182	228	273
Share-based payment	765	1,398	(473)
	7,505	6,208	5,574

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

During 2011, Joep van Beurden (CEO) was appointed Chairman of the Global Semiconductor Alliance (GSA). Prior to this, Joep had held the position of Vice Chairman of this organisation since 2009. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2011 (2010: $25,000) and sponsorship fees of $17,100 (2010: $nil).

Prior to the acquisition of Zoran Corporation, Levy Gerzberg held an interest in Zoran common stock and in options to acquire Zoran common stock granted pursuant to option plans operated by Zoran and which were subsequently assumed by Zoran.

With effect from completion on 31 August 2011, these interests were converted into 120,737 shares and 1,015,318 options to acquire CSR ADSs.

Dividends totalling $237,671 were paid in the year in respect of ordinary shares held by the Company’s directors.

38. Acquisition of subsidiary

Zoran Corporation

On 31 August 2011, the Group acquired 100% of the issued share capital of Zoran Corporation (“Zoran”), a semiconductor supplier of video and imaging technology for cameras, televisions, silicon tuners and printing, for a consideration of $440.5 million.

The acquisition of Zoran provides CSR with imaging technology, which will complement CSR’s existing wireless connectivity, audio and location technologies and gives greater access to new markets which require location and wireless connectivity.

Each share of Zoran common stock was exchanged for 0.589 of a CSR plc ordinary share, par value £0.001 per share and a total cash payment of $316.4m. The Group issued 29,774,144 shares in CSR plc as part of this consideration at a CSR plc share price of £2.215 and exchange rate of 1.6304 US dollars to GBP.

The provisional acquisition note is shown below:

Recognised amounts of assets acquired and liabilities assumed at fair value	$’000
Financial assets	271,892
Inventory	62,833
Property, plant and equipment	12,451
Intangible assets	99,276
Financial liabilities	(114,005)
Net assets acquired	332,447
Allocation to goodwill	108,098
Total consideration	440,545
Purchase price:
Cash	316,445
Fair value of shares issued	107,524
Fair value of share options exchanged	16,576
440,545
Net cash outflow arising on acquisition
Cash consideration	(316,445)
Cash and cash equivalents acquired	192,583
Directly attributable costs	(18,513)
(142,375)

Cash and cash equivalents acquired totalled $192.6 million. Treasury and investments of $30.6 million were also acquired, giving a total of $223.2 million of cash, cash equivalents, treasury deposits and investments acquired.

The provisional goodwill arising on the acquisition is attributable to future income from new customer contracts, the acquired workforce and future technology that has yet to be designed or even conceived. It is not anticipated that any of the goodwill will be deductible for income tax purposes.

Financial statements

Notes to the consolidated financial statements continued

The gross value of financial assets acquired includes receivables with a fair value of $32.1 million and a gross contractual value of $32.1 million. The best estimate at the acquisition date of the contractual cash flows not to be collected is $0 million.

Attributable costs amount to $18.5 million and have been charged to SG&A and to the share premium account.

Zoran Corporation contributed $111.4 million to revenue and a profit of $20.3 million between the date of acquisition and the balance sheet date.

If the acquisition of Zoran Corporation had been completed on the first day of the accounting period, Group revenues for the period would have been $1,074.5 million and the Group loss would have been $50.0 million. This does not reflect any synergistic benefits of the acquisition for the period prior to the acquisition.

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

The contingent consideration arrangement was dependent on the volume of shipments of APT products in the period from the acquisition date to 31 December 2011.

The potential undiscounted amount of all future payments that the Group could have been required to make under the contingent consideration arrangement was between $nil and $3.0 million and was payable on 31 December 2011.

The fair value of the contingent consideration arrangement of $1.54 million was estimated on the basis of a probability weighted forecast of the number of units of APT products to be sold in the earn-out period, discounted at 3.4%. This was not paid (see note 26).

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

Recognised amounts of assets acquired and liabilities assumed at fair value	$’000
Financial assets	135,172
Inventory	14,823
Property, plant and equipment	3,165
Intangible assets	30,536
Financial liabilities	(41,748)
Net assets acquired	141,948
Allocation to goodwill	139,577
Total consideration	281,525
Purchase price:
Fair value of shares issued	271,524
Fair value of share options	21,617
Less: fair value of unvested share options	(11,492)
Less: excess of fair value of vested share options over the original awards	(124)
281,525
Net cash inflow arising on acquisition
Cash and cash equivalents acquired	66,489
Directly attributable costs	(10,572)
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

Director’s report – other information

Five year summary

The following selected historical financial data should be read in conjunction with the “Business and Financial Review” and the consolidated financial statements and related notes included elsewhere in this Annual Report. The following selected historical financial data as of 30 December 2011 and 31 December 2010, and for the periods ended 30 December 2011, 31 December 2010, and 1 January 2010 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected historical financial data presented below as of 1 January 2010, 2 January 2009, and 28 December 2007 and for the periods ended 2 January 2009 and 28 December 2007, have been derived from the audited financial statements of the Group, which are not included herein. The selected historical financial data as of each date and for each period presented, are prepared and presented in accordance with IFRS. These historical results are not necessarily indicative of results to be expected in any future period.

	2011	2010	2009	2008	2007
	$’000	$’000	$’000	$’000	$’000
Results
Revenue	845,190	800,608	601,399	694,865	848,622
Operating (loss) profit	(48,365)	(6,253)	(15,914)	(8,515)	150,098
(Loss) profit before tax	(51,464)	(5,705)	(14,242)	(6,451)	155,599
Taxation	85,330	22,331	2,933	(488)	(42,795)
Profit (loss) for the financial year	33,866	16,626	(11,309)	(6,939)	112,804
Assets employed
Total assets
Non-current assets	617,068	318,191	311,317	181,773	249,296
Net current assets	312,615	505,312	465,510	307,810	267,717
Non-current liabilities	(51,776)	(48,939)	(2,716)	(22,837)	(8,350)
Net assets	877,907	774,564	774,111	466,746	508,663
Authorised share capital (£’000)	350,000	350,000	350,000	185,000	185,000
Number of shares outstanding (number)	215,667,851	184,953,312	182,187,878	132,890,821	132,072,576

Key statistics	$	$	$	$	$
Earnings (loss) per share	0.19	0.09	(0.07)	(0.05)	0.86
Diluted earnings (loss) per share	0.19	0.09	(0.07)	(0.05)	0.83

Director’s report – other information

Corporate and share information

History and development

CSR plc is the holding company of an international group of companies, the principal activities of which are the design and supply of integrated circuits (silicon chips) and multifunction platforms for a broad range of devices and applications that are used in a variety of consumer electronics products. CSR is domiciled in England and Wales, and its registered office and principal place of business is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ. Its telephone number is +44 (0) 1223 692000.

CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge that transferred certain assets, including the assignment and license on a non-exclusive royalty free basis of intellectual property rights, to CSR in exchange for ordinary shares.

CSR plc (the holding company) was incorporated and registered in England and Wales on 26 March 2001 with the name Cambridge Silicon Radio Holdings Limited (registered number 04187346), as a private company limited by shares under the Companies Act 1985. On 10 July 2001, the company was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October 2002, it was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February 2004, it was re-registered as a public company limited by shares with the name CSR plc. CSR ordinary shares were admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange in March 2004. CSR is a constituent of the FTSE 250 Index. In connection with the acquisition of Zoran Corporation in August 2011, ordinary shares issued by CSR in the form of American Depositary Shares (“ADSs”) were listed on the NASDAQ Global Select market.

Beginning in 2005, we have sought to broaden our technological base and product range through a series of acquisitions, as follows:

•	In March 2005, we acquired Clarity Technologies, Inc. for $17.1 million, in cash.

•

In August 2005, we acquired the software business of UbiNetics (VPT) Limited for $48 million in cash. (In May 2008, as a result of an operational strategy assessment we decided to cease our ongoing investment in the UbiNetics protocol software development programme, which had been acquired with the software business of UbiNetics in August 2005.)

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

•

In June 2009, we acquired SiRF Technology Holdings Inc, for a consideration of $281.5 million satisfied by the issue of shares in CSR plc to holders of SiRF common stock, as at 26 June 2009, at a ratio of 0.741 of a CSR ordinary share for each SiRF share of common stock. Through the merger, we acquired a leader in semiconductor-based GPS location platforms with strong hardware, software and system capabilities, as a further step towards building on our position in the Connectivity Centre.

•

In July 2010, we acquired APT Licensing Limited, a leading ultra-high quality codec developer, for an initial consideration of $4.25 million. Through this acquisition, we acquired technical capability in audio codecs to further strengthen our presence in mobile and wireless audio streaming.

•

In August 2011, we acquired Zoran Corporation, a leading provider of digital solutions for the digital entertainment and digital imaging markets, for a consideration of $440.5 million, satisfied by: (i) the payment of $316.4 million in cash (being a payment of $6.26 in cash for each share of Zoran Corporation common stock held); and (ii) the issue of ordinary shares in CSR plc in the form of ADSs (each ADS representing 4 ordinary shares in CSR plc) at a ratio of 0.589 ordinary shares for each Zoran share of common stock, to holders of Zoran Corporation common stock, as at 31 August 2011. Through the acquisition, Zoran provided the enlarged CSR group with imaging and video capabilities to further strengthen CSR’s core business within its existing markets and to create new growth opportunities within global electronics markets such as internet-enabled, location-aware digital cameras, enhanced video and imaging, capable automotive infotainment platforms and peripherals.

Sales and marketing

CSR’s sales and marketing function is centered in Cambridge, United Kingdom and San Jose, United States with sales liaison offices in Detroit, Sunnyvale, Burlington and Plano, United States; Haifa, Israel; Hsinchu and Taipei, Taiwan; Seoul and Gumi, South Korea; Tokyo, Japan; Singapore; Beijing, Hong Kong, and Shenzhen, China.

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

An important part of CSR’s marketing effort involves providing technical support to product developers to encourage them to design products using CSR’s chips. For this purpose, CSR provides a range of development kits and tools. For a discussion of CSR’s revenue by product segment, see “Business and Financial Review – Financial Performance – Our Segments Analysis” of this Annual Report. For a discussion of CSR’s revenues by geographic area, see “Business and Financial Review – Financial Performance – Geographical Analysis” of this Annual Report.

Manufacturing and assembly

CSR is a “fabless” semiconductor company, which means we subcontract all aspects associated with the manufacture and testing of our products prior to shipping to our customers. TSMC and ASE remain the primary vendors for wafer fabrication, test, assembly and packaging although we have enlarged our supplier base following the acquisitions of SiRF and Zoran. CSR sources the manufacture and test of its products from a number of locations across the world, comprising Taiwan, United States, South Korea, Malaysia and Singapore. We do not have long-term contracts with any of these third parties, and thus have no contractual assurance as to their long-term availability or the costs associated with the supply of products and services.

Through all our subcontractors, we work to ensure that the Group is able to maintain sufficient capacity to support the demand for our products. Such continuity of supply can be affected in the event of a loss of capacity at a supplier due to events affecting their business, or increased demand from our competitors which may mean we are unable to secure the volumes of products we require to meet customer demand. This is discussed in more detail on pages 42 and 43 in the section which explains risk factors which might affect our business.

Raw materials

CSR sources the manufacture of its silicon wafers, and sources the testing of wafers and packaging of its integrated circuits from various subcontractors named above, who have facilities spread across multiple locations, primarily in the Asia Pacific region. CSR also purchases memory and certain other passive components from other commodity suppliers. These are standard components capable of being obtained through alternative sources, subject to the conduct of a product qualification process prior to adoption into manufacturing.

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

Intellectual property

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of 30 December 2011, we had approximately 1,400 patents granted worldwide (with expiration dates ranging from 2012 to 2031) and approximately 1,100 pending patent applications. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provides significant competitive advantage. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe that the expiration or loss of a particular patent would materially harm our business.

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

Director’s report – other information

Corporate and share information continued

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 OWZ

Registered in England and Wales 4187346

www.csr.com

Advisors

Auditors	Deloitte LLP
Corporate brokers	JPMorgan Cazenove Limited, Goldman Sachs International
Solicitors	Slaughter and May
Bank	Lloyds TSB Bank plc
Share Information at 2 March 2012
Shares outstanding (including shares underlying the ADSs)	200,403,007
Trading Symbol (Ordinary Shares )	CSR.L
Country of Registration	Great Britain
Market	London Stock Exchange
SEDOL	3414738
Registrar	Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA
ADSs	evidenced by American Depositary Receipts, each ADS representing 4 ordinary shares of CSR
Trading Symbol (ADSs)	CSRE
Market	NASDAQ Global Select Market
Depositary	JPMorgan Chase Bank N.A., Po Box 64504, St. Paul, MN 55164-0504

ADS payment information

The rights of ADS holders are set forth in the deposit agreement (“Deposit Agreement”) entered into among JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), ADS holders from time to time and CSR. CSR filed the Deposit Agreement with the SEC as an exhibit to its registration statement on Form F-6 on 26 July 2011. We summarize below some provisions of the Deposit Agreement relating to fees and charges that an ADS holder may have to pay, as well as fees and other payments made by the Depositary to CSR.

Fees payable by ADS holders

Under the terms of the Deposit Agreement, an ADR holder may have to pay the following service fees to the Depositary:

Service	Fees
Issuances, including against the deposit of ordinary shares, in respect of distribution of shares, rights or other property, stock dividend, stock splits, rights, merger; exchange of securities or other transaction or event or other distribution affecting the ADSs or ordinary shares	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Surrender of ADSs for withdrawal of ordinary shares, cancellation or reduction of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Cash distributions	Up to US$0.05 per ADS
Transfer of ADRs	US$1.50 per ADR presented for transfer
Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Depositary administration services	Up to US$0.05 per ADS
Expenses of the Depositary incurred on behalf of ADS holders, including in connection with (a) compliance with applicable law or regulation (e.g., foreign exchange control regulations or any law or regulation relating to foreign investment), (b) stock transfer or other taxes and governmental charges, (c) electronic and facsimile transmission/delivery charges, (d) transfer or registration fees for the registration or transfers of underlying shares, and (e) the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)	Expenses payable at the sole discretion of the Depositary by billing ADS holders or by deducting charges from one or more cash dividends or other cash distributions

The Depositary has agreed to waive the issuance fee for the issuance of ADSs against the deposit of ordinary shares in connection with certain events and not to charge ADS holders for certain cash dividend fees or annual administrative service fees, unless otherwise agreed with CSR.

Fees and payments made by the Depositary to CSR

The Depositary has agreed to waive certain fees and expenses relating to the establishment of the CSR ADS programme, including legal counsel’s fees incurred by the Depositary. The Depositary has also agreed to reimburse CSR up to a certain limit for certain expenses in connection with the maintenance of the ADS programme, including investor relations activities, listing fees and reasonable legal, audit and accounting fees. The Depositary has further agreed to waive, on an annual basis, servicing fees relating to routine corporate actions, as well as other administration and operating expenses, including maintenance of DR register, administration of ADS holders’ accounts and custodian reconciliation.

During the first year period after the effective date of the Deposit Agreement, the Depositary has agreed to reimburse CSR up to $50,000 for certain expenses incurred by CSR in connection with the establishment of the ADS program. As of 30 December 2011, no fees or other payments were paid by the Depositary to CSR.

Capital structure

Holding	Number of Shareholders	% age of total shareholders
1 – 1,000	679	46.35
1,001 – 5,000	372	25.39
5,001 – 10,000	109	7.44
10,001 – 50,000	122	8.33
50,001 – 100,000	38	2.59
100,001 – 250,000	50	3.41
Over 250,000	95	6.48
Total	1,465	100

Market prices

The primary trading market for CSR ordinary shares is the London Stock Exchange, where CSR ordinary shares trade under the ticker symbol “CSR.L”. As of 30 December 2011, there were 215,667,851 CSR ordinary shares outstanding.

The following table shows the high and low market prices for CSR ordinary shares in pounds sterling for the five most recent full financial years, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

		CSR Ordinary Shares (pence)
Year	High	Low
2011	447.00	154.10
2010	505.00	280.90
2009	508.00	157.25
2008	600.00	150.25
2007	905.00	548.00

		CSR Ordinary Shares (pence)
Quarter	High	Low
Fourth Quarter 2011	204.20	154.10
Third Quarter 2011	321.60	208.00
Second Quarter 2011	391.40	302.00
First Quarter 2011	447.00	350.30
Fourth Quarter 2010	356.80	309.60
Third Quarter 2010	414.70	280.90
Second Quarter 2010	472.00	363.90
First Quarter 2010	505.00	417.40

		CSR Ordinary Shares (pence)
Month	High	Low
February 2012[1]	240.20	228.90
January 2012	234.00	187.80
December 2011	190.70	166.00
November 2011	187.20	154.10
October 2011	204.20	179.00
September 2011	242.70	208.00
[1]	The information for February 2012 is as at 16 February 2012, the latest practicable date prior to the signing of this report.

Director’s report – other information

Corporate and share information continued

From 31 August 2011 CSR ordinary shares were listed on the NASDAQ Global Select Market in the form of ADSs, with each ADS representing four ordinary shares of CSR; the ticker symbol is “CSRE”.

The following table shows the high and low market prices for CSR ADSs in US dollars for the portion of the 2011 financial year since the commencement of the listing, for the financial quarters since the listing (part of the Third Quarter and full Fourth Quarter) and for each month since the listing (September 2011 onwards):

		CSR ADSs (US $)
Year	High	Low
2011	15.20	9.38

		CSR ADSs (US $)
Quarter	High	Low
Fourth Quarter 2011	13.05	9.38
Third Quarter 2011	15.20	12.98

		CSR ADSs (US $)
Month	High	Low
February 2012[1]	15.22	14.32
January 2012	14.62	11.51
December 2011	11.61	10.24
November 2011	11.90	9.38
October 2011	13.05	11.16
September 2011	15.20	12.98
[1]	The information for February 2012 is as at 16 February 2012, the latest practicable date prior to the signing of this report.

Share buy-back

During the period covered by this Annual Report, CSR undertook open-market purchases of its ordinary shares. The purchases, which are set forth in the table below, were instituted by the Board of CSR under a general authority provided by shareholders at each AGM. This is explained in more detail on page 9 of the Business Review.

Issuer Purchases of Equity Securities Period	Start date	End date	Total Number of Shares Purchased	Average Price Paid per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes¹	Maximum Number (or Approximate Dollar Value) of Shares (or units) that May Yet be Purchased Under the Plans or Programmes²
February 2011	23-Feb	24-Feb	778,000	379.8	778,000	–
March 2011	1-Mar	31-Mar	4,318,000	357.6	4,318,000	–
April 2011	4-Apr	28-Apr	1,914,400	352.7	1,914,400	–
May 2011	3-May	9-May	786,000	362.0	786,000	–
[1]

In connection with the announcement of the acquisition of Zoran, CSR also announced on 21 February 2011 its intention to undertake open-market purchases of its ordinary shares up to US$240 million (the “2011 Share Buyback”). The general authority under which CSR purchases its ordinary shares is renewed generally on an annual basis at the AGM.

On 13 September 2010, CSR had announced its intention to undertake open-market purchases of its ordinary shares up to US$50 million (the “2010 Share Buyback”), approximately US$37 million of which was expended. The 2010 Share Buyback was also instituted by the Board of CSR under a general authority provided by shareholders at an AGM held in May 2010. This general authority is renewed generally on an annual basis and was renewed at the AGM held in May 2011 in respect of the 2011 Share Buyback.

[2]	Of the US$240 million, approximately US$47 million was expended. The general authority under which CSR purchases its ordinary shares is renewed generally on an annual basis at the AGM.

Exchange rates

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00.

Year ended December	Average	High	Low
2011	1.60	1.67	1.54
2010	1.55	1.64	1.43
2009	1.57	1.70	1.38
2008	1.85	2.03	1.44
2007	2.00	2.11	1.92

Month	High	Low
February 2012[1]	1.59	1.57
January 2012	1.57	1.53
December 2011	1.57	1.54
November 2011	1.61	1.55
October 2011	1.61	1.54
September 2011	1.64	1.54
[1]	The information for February 2012 is as at 16 February 2012, the latest practicable date prior to the signing of this report.

Major shareholders

Information regarding our major shareholders is disclosed on page 77. None of the holders of CSR ordinary shares has voting rights that differ from those of other shareholders. JPMorgan Chase Bank N.A., as custodian of the Company’s ADR programme, held approximately 4.15% of the Company’s ordinary shares of 0.1p each at 2 March 2012 as nominee. The total number of ADR’s outstanding at 2 March 2012 were 2,079,611. As of 2 March 2012, there were 96 shareholders with a US address on the register of shareholders, representing approximately 0.18% of CSR’s outstanding share capital. Because many of our ordinary shares are held by brokers and nominees, the number of recorded shareholders in the US may not be representative of the number of US beneficial shareholders of our ordinary shares. CSR is not directly or indirectly owned or controlled by any government, person or other legal entity. There are no arrangements known to CSR that could result in a change of control of CSR.

Agent in the United States

The Company’s agent for service in the United States is National Registered Agents, Inc, 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

Documents on display

We previously filed with the United States Securities and Exchange Commission, or the SEC, a registration statement on Form F-4 (File No. 333-173590) and a related prospectus with respect to an offering of our ordinary shares in the United States. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of these reports and other information, when so filed, including documents referred to in this Annual Report, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. For further information regarding the operation of the public reference room and the copy charges, please call the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Annual Report of the Company is available, free of charge, at www.csr.com. You may also obtain copies of the Annual Report, free of charge, by mail. The information on our website is not incorporated by reference into this report.

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

Director’s report – other information

Corporate and share information continued

Director compensation

The Board sets the Company’s remuneration policy. The Remuneration Committee determines on behalf of the Board, specific remuneration packages for each of the executive directors and for the Chairman. Only non-executive directors serve on the Remuneration Committee and the members of the Remuneration Committee are independent of executive management. The Remuneration Committee monitors and provides guidance on the level and structure of remuneration for senior management who report to the Chief Executive Officer. The Chairman and executive directors determine the remuneration of the non-executive directors. No director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

Borrowing powers

The Board may exercise the Company’s borrowing powers. Save with the previous sanction of an ordinary resolution, such borrowing powers are restricted where the principal amount outstanding of all borrowings exceeds, or would as a result of such borrowing exceed, an amount equal to the greater of £300,000,000 and three times the Company’s adjusted capital and reserves.

Retirement

The Company’s Articles of Association state that a director shall retire from office and may offer himself for re-appointment when he has been appointed since the last annual general meeting, held office in the preceding two annual general meetings and did not retire at either of them or has been in office, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting.

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

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment must be forfeited and revert to CSR unless the Board decides otherwise. CSR may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. In addition, CSR must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

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

The Companies Act 2006 and the listing rules made by the UK Listing Authority, allow for the disapplication of pre-emption rights, which may be waived by a special resolution of CSR shareholders, either generally or specifically, for a maximum period not exceeding five years.

Liquidation rights

The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, if CSR is wound up (whether the liquidation is voluntary, under supervision of the Court, or by the Court), the liquidator is under a duty to collect in and realise the assets of CSR and to distribute them to CSR’s creditors, and, if there is a surplus, to CSR shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

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

Director’s report – other information

Corporate and share information continued

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

Limitation on voting rights

Persons who are neither residents in the UK nor UK nationals may freely hold, vote and transfer shares in the same manner as UK residents or nationals. Any member whose registered address is not within the UK can give the Company a postal address within the UK or an address for electronic communications at which notices may be served on him. Otherwise, a member whose registered address is not within the UK is not entitled to receive any notice from the Company.

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

Differences from law in host country

With respect to the items described above, applicable UK law is not significantly different from applicable US law.

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

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by CSR or any other member of the Group that are considered material to its results or operations, other than the merger agreement with Zoran.

On 21 February 2011, CSR entered into an agreement and plan of merger with Zoran Corporation. An amended and restated agreement and plan of merger was subsequently entered into by the parties and Zeiss Merger Sub, Inc. on 16 June 2011. Under the terms of the amended and restated agreement, Zeiss Merger Sub, Inc. (a subsidiary of CSR) was merged with and into Zoran Corporation, with Zeiss Merger Sub, Inc. as the surviving corporation (but subsequently renamed Zoran Corporation). Zoran was acquired by CSR for a consideration of $440.5 million satisfied in cash and the issue by CSR of ordinary shares in the form of ADSs to Zoran shareholders. The acquisition was completed on 31 August 2011. This transaction is discussed further in the section entitled “Business and Financial Review” on page 9.

Exchange controls

There are currently no foreign exchange control restrictions on CSR’s ability to pay dividends on its ordinary shares or on the conduct of its operations imposed by English law. There are currently no limitations on the right of non-residents or foreign owners to hold or vote CSR ordinary shares imposed by English law or CSR’s Articles of Association.

Taxation (US Holders)

US federal income tax matters

The following general discussion describes the material US federal income tax consequences of the ownership of CSR ADSs or ordinary shares that are generally applicable to US holders (as defined below). However, this discussion does not address all aspects of taxation that may be relevant to particular US holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In addition, this discussion does not address the tax treatment of special classes of US holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons that actually or constructively own 10% or more of the total combined voting stock of CSR, persons holding CSR ADSs or ordinary shares as part of a hedging or conversion transaction or as part of a “straddle,” US expatriates, persons subject to the alternative minimum tax, and non-US holders. This discussion may not be applicable to holders who acquired CSR ADSs or ordinary shares pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion of US federal income tax matters does not give a detailed discussion of any US federal estate or gift tax considerations, state or local tax considerations or tax considerations with respect to any non-US jurisdiction. We urge you to consult your own tax advisor as to the specific tax consequences of the ownership of CSR ADSs or ordinary shares, including the applicable US federal, state, local and foreign income and other tax consequences to you of the ownership of CSR ADSs or ordinary shares.

As used in this discussion of US federal income tax consequences, a “US holder” means a holder of CSR ADSs or ordinary shares who or that holds such ADSs or stock as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a US person. As used herein, a “non-US holder” refers to any holder of CSR ADSs or ordinary shares (other than a partnership) who is not a “US holder.”

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

Director’s report – other information

Corporate and share information continued

Ownership of ADSs

For US federal income tax purposes, a US holder of CSR ADSs generally will be treated as the owner of the underlying shares represented by the ADSs. Accordingly, withdrawals or deposits of ordinary shares in exchange for CSR ADSs generally will not be subject to US federal income taxation.

Notwithstanding the foregoing, the US Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of United Kingdom taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate US holders, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of CSR ADSs and CSR if, as a result of such actions, the holders of CSR ADSs are not properly treated as the beneficial owners of the underlying ordinary shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of CSR ADSs will be properly treated as the beneficial owners of the underlying ordinary shares.

Passive foreign Investment Company Rules

Special US federal income tax rules apply to US holders owning stock of a passive foreign investment company, or PFIC. A foreign corporation generally will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). Based upon an analysis of CSR’s holdings during the taxable year ended 30 December 2011 of cash and liquid assets such as bank deposits and marketable securities (all of which are “passive” assets for these purposes) and CSR’s share price for such period (which affects the valuation of certain assets, including goodwill), CSR believes that it did not qualify as a PFIC for its taxable year ended 30 December, 2011. Moreover, CSR believes that it will not qualify as a PFIC for its taxable year ending 28 December 2012. However, the determination of whether a company is a PFIC is highly factual, and will depend, among other things, upon CSR’s actual holdings of passive assets and share price during such period. Given CSR’s significant holdings of passive assets such as cash and marketable securities, if CSR’s share price were to decline for an extended time to levels comparable to its low point during November 2011, it is possible that CSR would be treated as a PFIC in a future taxable year. CSR will continue to monitor whether it qualifies as a PFIC, and will notify US holders of CSR ADSs or ordinary shares if it determines that it is a PFIC for a given taxable year.

If CSR were classified as a PFIC for any taxable year during which US holders hold CSR ADSs or ordinary shares, US holders would be subject to special, adverse rules unless, as described below, they make either a “QEF” election or a “mark-to-market” election with respect to their CSR ADSs or ordinary shares. Absent such elections, US holders’ gain from the sale or other disposition of CSR ADSs or ordinary shares and “excess distributions” received from CSR would be ordinary income. Such income would be taxed as if the gain or excess distribution had been realized ratably over the US holders’ holding period and would be increased by an interest charge with respect to underpayments of tax as if the ratable portion of the gain or excess distribution with respect to a given prior taxable year had been subject to tax in such year. An excess distribution generally would be any distribution to a US holder with respect to CSR ADSs or ordinary shares during a single taxable year that is greater than 125% of the average annual distributions received by such US holder with respect to CSR ADSs or ordinary shares during the three preceding taxable years or, if shorter, during his or her holding period with respect to the CSR ADSs or ordinary shares. For these purposes, gifts, exchanges pursuant to corporate reorganizations, and pledges of CSR ADSs or ordinary shares for use as a security for a loan may be treated as taxable dispositions.

US holders who make neither a mark-to-market election nor a QEF election will be required to file an IRS Form 8621 if they own CSR ADSs or ordinary shares in any year in which CSR is a PFIC and they receive a distribution from CSR or dispose of their CSR ADSs or ordinary shares (and will also be required to file this form to make certain elections with respect to their CSR ADSs or ordinary shares). In addition, under recently enacted legislation, and subject to future guidance, in any year in which CSR is a PFIC, each US shareholder could be required to file an IRS Form 8621 regardless of whether or not such US shareholder received a distribution from CSR or disposed of his or her CSR ADSs or ordinary shares.

Mark-to-market election

If CSR ADSs or ordinary shares are considered to be traded on a “qualified exchange or other market,” US holders would not be subject to the foregoing PFIC taxation rules if they make a “mark-to-market” election with respect to their CSR ADSs or ordinary shares. Although the determination of whether shares are traded on a “qualified exchange or other market” is factual and there is no specific authority that designates certain non-US exchanges as “qualified exchanges,” CSR expects that US holders of CSR ADSs or ordinary shares will be able to make this election because CSR ADSs are currently traded on The NASDAQ Stock Market and CSR’s ordinary shares are currently traded on the London Stock Exchange. However, no assurance can be provided in this regard. After making such an election, US holders generally would include as ordinary income in each year during which the election is in effect and during which CSR is a PFIC the excess, if any, of the fair market value of CSR ADSs or ordinary shares at the end of the taxable year over their adjusted basis in such CSR ADSs or ordinary shares. US holders also would be allowed to take an ordinary loss in respect of the excess, if any, of their adjusted basis in CSR ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). US holders’ tax basis in CSR ADSs or ordinary shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years in which CSR is a PFIC unless the CSR ADSs or ordinary shares were not considered to be traded on a “qualified exchange or other market” or the IRS consented to the revocation of the election. For any year for which CSR is not a PFIC, the mark-to-market election is inoperative. US holders make the mark-to-market election on IRS Form 8621, which must be filed along with their tax return for the taxable year for which the election is to take effect on or before the due date for such return (including extensions). US holders who decide to make the mark-to-market election are advised to make the election for the first taxable year for which CSR is a PFIC. US holders must report income and loss with respect to the election for each year for which CSR is a PFIC on IRS Form 8621.

QEF election

The PFIC taxation rules outlined above also would not apply to US holders that elect to treat CSR as a “qualified electing fund” or “QEF.” US holders that are eligible for and timely make a QEF election, would include in income each year for which CSR is a PFIC (and would be subject to current US federal income tax on) their pro rata share of CSR’s ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for the taxable year that ends with or within their taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. Corporate US holders would not be eligible for a dividends received deduction in respect of such income or gain. US holders’ adjusted tax basis in CSR ADSs or ordinary shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in US holders’ adjusted tax basis in CSR ADSs or ordinary shares and would not be taxed again. US holders would not, however, be entitled to a deduction for their pro rata share of any losses that CSR incurred with respect to any year.

US holders may only make a QEF election if CSR provides them with the information needed to determine CSR’s ordinary earnings and net capital gains. If it is a PFIC, CSR will provide US holders with the information that is necessary in order to make a QEF election and to report their shares of ordinary earnings and net capital gains for each year for which CSR is a PFIC. CSR has had substantial taxable income in prior years, and may have taxable income in 2011 or any future year in which it is a PFIC. As CSR historically has not made cash distributions with respect to its CSR ADSs or ordinary shares, US holders may be taxed on significant “phantom” income if they make a QEF election. A US holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but any taxes deferred would be subject to an interest charge. For any year for which CSR is not a PFIC, the QEF election would be inoperative. If US holders make a QEF election, they would generally recognize capital gain or loss on the sale, exchange or other disposition of CSR ADSs or ordinary shares. The QEF election is made by each US holder, and can only be revoked with the consent of the IRS. US holders make the QEF election on IRS Form 8621, which must be filed along with their tax return for the first taxable year to which the election will apply on or before the due date for such return (including extensions). US holders who decide to make the QEF election are advised to make the election for the first taxable year for which CSR is a PFIC. A US holder also must file Form 8621 with the IRS for each subsequent year that the election is in effect.

US holders cannot make both a mark-to-market election and a QEF election.

US holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of CSR ADSs or ordinary shares, including the availability and advisability of making a mark-to-market or QEF election.

Taxation of dividends

Subject to the PFIC rules described above, for US federal income tax purposes, a US holder will generally include in gross income the amount of any dividend paid by CSR to the extent paid out of CSR’s current and/or accumulated earnings and profits, as determined for US federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the depositary, in the case of CSR ADSs, or by the US holder, in the case of ordinary shares. Individual US holders currently are taxed at a maximum rate of 15% on dividends received from “qualified foreign corporations,” provided the US holders satisfy certain holding period and other requirements. In order to be treated as a “qualified foreign corporation,” CSR must be eligible for benefits of the United States income tax treaty with the United Kingdom. Although CSR believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year. Further, individual US holders will not be eligible for the reduced rates of dividend taxation if CSR is a PFIC for the taxable year of the dividend payment or the preceding taxable year. Corporate US holders will be taxed on dividends received from CSR at a 35% tax rate. Dividends generally will be income from sources outside of the United States for foreign tax credit limitation purposes, and generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of CSR’s current and/or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s tax basis in the CSR ADSs or ordinary shares and thereafter as capital gain.

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

Director’s report – other information

Corporate and share information continued

Taxation of capital gains

Subject to the PFIC rules described above, upon a sale or other disposition of CSR ADSs or ordinary shares, a US holder will generally recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US holder’s tax basis, determined in US dollars, in the CSR ADSs or ordinary shares. Gain or loss recognized will be long-term capital gain or loss with respect to CSR ADSs or ordinary shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

Backup withholding and information reporting

In general, dividend payments with respect to CSR ADSs or ordinary shares and proceeds from the sale or other disposition of CSR ADSs or ordinary shares made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding (currently at a rate of 28%). Backup withholding will generally not apply to a holder who:

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

In addition, for taxable years beginning after 18 March 2010, new legislation requires certain US holders who are individuals that hold specified foreign financial assets (which may include CSR ADSs or ordinary shares) to report information relating to such assets, subject to certain exceptions. US holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of CSR ADSs or ordinary shares.

Additional tax on investment income

For taxable years beginning after December 31, 2012, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other disposition of, CSR ADSs or ordinary shares, subject to certain limitations and exceptions. US holders should consult their tax advisors regarding the possible implications of the additional tax on investment income described above.

UK tax matters

The following paragraphs summarise the material UK tax consequences for investors who are not resident in the UK for UK tax purposes (including US investors who are not resident in the UK for UK tax purposes) regarding ownership and disposal of CSR ordinary shares.

The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and what is understood to be HM Revenue & Customs (the UK tax authority) practice (which are both subject to change at any time, possibly with retrospective effect). They summarise certain limited aspects of the UK tax treatment of holders of CSR ordinary shares and apply only to the position of holders of CSR ordinary shares who for UK tax purposes are beneficial owners of their CSR ordinary shares, hold their CSR ordinary shares as an investment (and not as assets to be realised in the course of a trade) and are not treated as having acquired their CSR ordinary shares by reason of their or another’s employment. Holders of CSR ordinary shares who are in any doubt as to their tax position should consult an appropriate professional adviser immediately.

Taxation of dividends

Under current UK tax legislation, no tax will be withheld by CSR from cash dividend payments. Holders of CSR ordinary shares who are resident outside the UK will generally not receive any payment from HM Revenue & Customs in respect of any tax credit on dividends paid by CSR.

Holders of CSR ordinary shares who are not resident, or, in the case of individuals, ordinarily resident, in the UK and who do not carry on a trade, profession, or vocation in the UK through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired will not generally be liable to pay any UK tax in respect of any dividends received on their CSR ordinary shares. Holders of CSR ordinary shares who are resident, or, in the case of individuals, ordinarily resident, in the UK or who carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired are encouraged to consult appropriate professional advisers.

The Board will at the forthcoming Annual General Meeting be proposing that a final dividend be paid in respect of the 52 weeks ended 30 December 2011 of $0.071 per ordinary share. Subject to shareholder approval, the dividend will be paid on 1 June 2012, to shareholders of record on 11 May 2012.

Taxation of capital gains

A holder of CSR ordinary shares who is not resident, or, in the case of an individual, ordinarily resident, in the UK will not ordinarily be liable to UK tax on capital gains realised on the disposal of CSR ordinary shares, unless, at the time of the disposal, he or she carries on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual shareholder) or a permanent establishment (in the case of a corporate shareholder) and those CSR ordinary shares are, or have been, used, held or acquired for the purposes of that trade, profession or vocation or branch or agency or permanent establishment (as the case may be).

A holder of CSR ordinary shares who is an individual and who is temporarily resident outside the UK may be liable on his return to the UK to UK tax on capital gains arising during the period of absence, subject to any available exemption or relief.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or UK stamp duty reserve tax (“UK SDRT”) will generally be payable on the issue of CSR ordinary shares.

Subject to the paragraph below, where CSR ordinary shares are issued or transferred (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services (a “Clearance Service”) or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (a “Depositary Receipt System”), UK stamp duty or UK SDRT will generally be payable at the rate of 1.5% of the consideration paid (rounded up to the nearest multiple of £5 in the case of UK stamp duty). The UK stamp duty or UK SDRT will generally be paid by the Clearance Service or the Depositary Receipt System, as the case may be, but will, in practice, generally be required to be reimbursed by CSR or by the ultimate holder of the CSR ordinary shares. A Clearance Service can elect under section 97A of the Finance Act 1986 (“Section 97A”), provided certain conditions are satisfied, for the normal rate of UK stamp duty or UK SDRT (generally no charge on issue and a charge at 0.5% of the amount or value of the consideration paid, rounded up to the nearest £5 in the case of UK stamp duty, on transfer) to apply to issues or transfers of CSR ordinary shares into, and transactions within, such Clearance Service instead of the higher rate of 1.5% generally applying to an issue or transfer of CSR ordinary shares into the Clearance Service and the ability to transfer CSR ordinary shares while in the Clearance Service without there being UK stamp duty or UK SDRT.

Following a decision of the European Court of Justice in October 2009, HM Revenue & Customs have announced that they will not seek to apply the 1.5% UK SDRT charge where new shares are first issued into an EU Clearance Service or an EU Depositary Receipt System. In light of that announcement, it would seem that, in the view of HM Revenue & Customs, the 1.5% UK stamp duty or UK SDRT charge will continue to apply to the transfer of existing shares to Clearance Services or Depositary Receipt Systems, in each case whether or not in the EU and that the 1.5% UK SDRT charge will continue to apply to the issue of new shares to non-EU Clearance Services or non-EU Depositary Receipt Systems. However, a charge to UK SDRT at 1.5% on the issue of new shares to a non-EU Clearance Service or a non-EU Depositary Receipt System is arguably not consistent with the aforementioned decision of the European Court of Justice and the lawfulness of the charge in those circumstances is currently subject to challenge before the UK courts.

No UK stamp duty or UK SDRT will generally be payable on the issue of CSR ordinary shares into CREST (the London Stock Exchange’s paperless trading system), but, subject to the paragraph above, UK SDRT will be payable to the extent that the CSR ordinary shares are issued to, or into the CREST account of, a Clearance Service or a nominee or agent for a Clearance Service which has not made an election in relation to the CSR ordinary shares under Section 97A or to, or into the CREST account of, a Depositary Receipt System or a nominee or agent for a Depositary Receipt System. The UK stamp duty or UK SDRT will generally be paid by the Clearance Service or the Depositary Receipt System, as the case may be, but will, in practice, generally be required to be reimbursed by CSR or the ultimate holder of the CSR ordinary shares.

Subject to an exemption for certain low value transactions, the transfer on sale of CSR ordinary shares in certificated form will generally give rise to a liability, usually met by the purchaser, to ad valorem UK stamp duty at the rate of 0.5% (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. An agreement to transfer such shares which is or becomes unconditional will generally give rise to UK SDRT at the rate of 0.5% of the amount or value of the consideration paid, such UK SDRT generally being payable by the transferee or purchaser. The liability to UK SDRT will generally be cancelled or any UK SDRT paid will be refunded if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or, if the agreement was conditional, the date when the agreement became unconditional.

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

The above statements are intended only as a general guide to the current UK stamp duty and UK SDRT position. Transfers to certain categories of person are not liable to UK stamp duty or UK SDRT and transfers to others may be liable at a higher rate.

Director’s report – other information

Corporate and share information continued

Risks Related to owning CSR ordinary shares and ADSs

We may be treated as a PFIC.

As a non-US corporation owning substantial cash assets, there is an ongoing risk that we may be treated as a passive foreign investment company (PFIC) for US federal income tax purposes depending on the ratio of the share price of ordinary shares (which affects the valuation of certain assets including goodwill) to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-US corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50%. or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend on, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended in 30 December 2011, but if we were to be classified as a PFIC for any future taxable year, holders of ordinary shares or ADSs who are US taxpayers would be subject to adverse US federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. In particular, the exercise of pre-emptive rights by US shareholders would be prohibited unless that rights offering is registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act applies. Furthermore, under the Deposit Agreement for the ADSs, the Depositary Bank generally will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the US Securities Act, or exempt from registration under the US Securities Act with respect to all holders of ADSs. If no exemption applies and we do not wish to register a rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. We are also permitted under English law to disapply pre-emptive rights (subject to the approval of our shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

The rights of our shareholders will be governed by English law and differ from the rights of stockholders under US law.

Because we are a public limited company incorporated under the laws of England and Wales, the rights of shareholders and, therefore, certain of the rights of holders of ADSs, will be governed by English law and by the Articles. These rights differ from the typical rights of shareholders in US corporations. For example, the rights of shareholders to bring proceedings against us or our directors or officers or generally on behalf of a class of shareholders or other claimants may be more limited under English law than under the corporate law and case law of US jurisdictions.

Shareholders in countries other than the United Kingdom may have difficulty in effecting service of process on us or our directors in the US, in enforcing US judgments in the UK or in enforcing US securities laws in the UK courts.

Most of our directors and some of the experts named in this document are residents of countries other than the United States. As a result, it may not be possible for our shareholders in countries other than the UK to effect service of process within the United States upon all of our directors and executive officers and some of the experts named in this document or on us, or to obtain discovery of relevant documents and/or the testimony of witnesses. Our shareholders in countries other than the UK may have difficulties enforcing, in courts outside the United States, judgments obtained in the US courts against any of our directors and some of the experts named in this document or us (including actions under the civil liability provisions of the US securities laws). Those shareholders may also have difficulty enforcing liabilities under the US securities laws in legal actions originally brought in jurisdictions located outside the United States.

The market value of our ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the US dollar and the pound sterling.

Fluctuations in the exchange rate between the US dollar and the pound sterling will affect the US dollar price of our ADSs and the market value of ordinary shares when expressed in US dollars. If the relative value of sterling to the US dollar declines, the US dollar price of the ADSs and the US dollar equivalent of the price of ordinary shares traded on the London Stock Exchange will also decline. We paid, and may in the future pay, cash dividends on the ordinary shares in sterling. A decline in the relative value of sterling to the US dollar would also result in a decline in the US dollar value of these dividends.

The market price of our ordinary shares and ADSs is volatile.

Stock markets in general have been recently experiencing significant price and volume volatility. Technology stocks in particular have experienced wide fluctuations in prices, in some cases unrelated to the issuers’ operating performance. Our ordinary shares and ADS’s are subject to significant fluctuations due to many factors, including but not limited to fluctuations in results of operations, acquisitions, litigations, announcements of new products, product enhancements or technological advances by us or our competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Our share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’

valuation measures for our stock, changes in global financial markets and global economies and general market trends unrelated to our performance. The market price of our ordinary shares and ADSs could be adversely affected by these factors and fluctuations.

Liquidity in the market for our securities may be adversely affected by our maintenance of two exchange listings.

Our ADSs are traded on The NASDAQ Stock Market and our ordinary shares are listed on the premium segment of the Official List and trade on the Main Market of the London Stock Exchange. This dual listing may dilute the liquidity of our securities in one or both markets.

Holders of our ADSs may not have the same voting rights as the holders of ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in the Deposit Agreement, holders of ADSs will not be able to exercise voting rights on an individual basis, and must instruct the Depositary Bank on how to vote the shares underlying their ADSs. Because of this extra procedural step involved, the process for exercising voting rights could take longer for holders of ADSs than for holders of ordinary shares and, as a result, holders of ADSs may not be able to effectively exercise voting rights.

Property

CSR’s corporate headquarters is located on the Cambridge Business Park, Cambridge, Cambridgeshire, England, where it occupies approximately 51,000 square feet under a lease expiring in September 2014. CSR also leases property in the following areas, which serve as its research and development, sales and customer support and administration offices:

Location	Sq. feet	Lease Expiration	Purpose
Churchill House, Cambridge, England	51,000	September 2014	R&D
St John’s House, Cambridge, England	33,100	September 2016	Sales and Administration
Unit 400, Cambridge, England	24,100	September 2016	Storage
Selwyn House, Cambridge, England	7,000	April 2016	R&D
Belfast, N Ireland	5,800	April 2020	R&D
Manchester, England	3,373	December 2012	R&D
Phoenix, Arizona, USA	26,300	September 2012	Engineering and product development
San Jose, California, USA	48,000	November 2013	Engineering and product development and Sales
Santa Ana, California, USA	12,643	December 2012	Engineering and product development
Cedar Rapids, Iowa, USA	7,400	April 2013	Engineering and product development
Detroit, Michigan, USA	9,400	August 2012	Sales and Administration
Sunnyvale, California, USA	88,924	September 2016	R&D and Sales
Burlington, Massachusetts, USA	54,736	August 2017	R&D and Sales
Plantation, Florida, USA	3,564	December 2013	R&D
Plano, Texas, USA	43,680	April 2012	R&D, Operations and Sales
Haifa, Israel	110,653	November 2016	Operations, R&D and Sales
Ingolstadt, Germany	65,116	December 2021	R&D
Aalborg, Denmark	3,184	Rolling monthly contract	Sales and Administration
Stockholm, Sweden	107	Rolling monthly contract	R&D
Bangalore, India	26,516	May 2012	R&D and Administration
Noida, India¹	9,200	March 2014	Engineering and product development
Shanghai, China	44,447	August 2012	Engineering and product development
Shenzhen, China	2,357	July 2012	Sales and Administration
Shenzhen, China	57,315	December 2012	R&D and Operations
Beijing, China	1,952	October 2012	Customer Support
Hong Kong, China	2,368	May 2012	Sales
Singapore	1,605	November 2012	Sales and Customer Support
Gumi, South Korea	2,170	Rolling yearly contract	Sales and Customer Support
Seoul, South Korea	10,861	Rolling yearly contract	Sales and Customer Support
Seoul, South Korea	6,049	December 2012	Operations and Sales
Tokyo, Japan	4,967	June 2012	Sales and Administration
Ebisu, Tokyo, Japan	7,238	February 2012	Sales
Chungli City, Taiwan	4,340	Rolling yearly contract	Sales/Operations
Taipei, Taiwan	19,335	May 2013	Sales
Taipei, Taiwan	32,087	February 2012	R&D and Sales
Hsinchu, Taiwan	6,121	February 2012	Operations and Sales
Salo, Finland	213	December 2012	Sales
Paris, France	5,856	August 2018	R&D
Sophia Antipolis, France	10,140	February 2017	R&D
¹	We may terminate this lease upon six months notice

Director’s report – other information

Corporate and share information continued

CSR’s worldwide offices

Location	Address	Telephone	Fax
China – Beijing	Room#1829, 18F, China Merchants Tower, No. 118, Jian Guo Road, Chao Yang District, Beijing, China	+86 10 587 956 70	+86 10 587 956 18
China – Hong Kong	Unit No. 504-505, S/F New East Ocean Centre, No 9 Science Museum Road, Hong Kong	+852 2620 5238	+852 2620 5238
China – Shanghai	34th, 33rd, 28th and 12th floor, No 28 Xin Jinqiao Road, Pudong, Shanghai, 201206 China	+86 21 2898 1600	+86 21 3382 1173
China – Shenzhen	5/F Block a, No. 122 Zhenhua Road, Overseas Decoration Building, Shenzhen 518031, China	+86 755 8281 5777	+86 755 8322 0889
Denmark – Aalborg	Novi Science Park, Niels Jernes Vej 10, 9220 Aalborg East, Denmark	+45 99 324 100	+45 99 324 101
France – Paris	Bldg. A, 8/16 rue Paul Vaillant Couturier, 6th Floor, Paris, France	+33 1 4092 5440	+33 1 4092 5442
France – Sophia Antipolis	Les 2 Arcs, Bat. B, Etage 4, 1800 Route des Cretes, Sophia Antipolis, 06560 Valbonne France	+33 489 737000	+33 489 737001
Germany – Ingolstadt	Marie Curie Strasse 1, 85055 Ingolstadt, Germany	+49 841 9378 011	+49 841 937 8010
India – Bangalore	11th Floor, Tower C, IBC Knowledge Park, #4/1 Bannerghatta Main Road, Bangalore, 560 029 India	+91 80 2518 3000	+91 80 2518 3001
India – Noida	A 1-A, Sector 16, Noida, 201301 India	+91 120 469 6000	+91 120 251 0584
Israel – Haifa	Advanced Technology Center, Building ~8/2, Haifa, Israel	+972 4 854 5777	+972 4 855 1550
Japan – Tokyo	Kojimachi KS Square 9F, 5-3-3 Kojimachi, Chiyoda-ku,Tokyo, 102-0083 Japan	+81 3 5276 2911	+81 3 5276 2915
Japan, Tokyo	Ebisu Business Tower, 1 19-19, Ebisu, Shibuya-ku, Tokyo, Japan	+81 3 5475 1051	+81 3 5475 1053
Korea – Gumi	3rd Floor, Shinwon Building, 275-26 Hwangsang-Dong, Gumi-Si, Gyungsangbuk-Do 730928, S Korea	+82 2 6444 2000	+82 6444 2001
Korea – Seoul	15th Floor West Wing POSCO Centre, 892 Daichi-Dong, Gangnam-Gu Seoul, 135-777 S Korea	+82 2 6444 2000	+82 2 3444 2001
Korea – Seoul	901, Inyoung Bldg., 44-11, Yoido-Dong, Youngdungo-Ku, Seoul, S Korea	+82 2 6444 2000	+82 2 6444 2001
Singapore	101 Thomson Road #08-06, United Square, Singapore 307591	+65 682 70666	no fax
Sweden – Stockholm	Stadsgarden 10, 116 45 Stockholm, Sweden	+46 8 39 00 00	+46 8 412 47 40
Taiwan – Chungli	11th Floor, No 142 and No 146, Jhongshan Road, Chungli City, Taoyuan County 32041, Taiwan	+886 3 4267000	+886 3 4267001
Taiwna – Hsinchu	11F-3, No. 158, Sec. 2, Gongdao 5th Road, Hsinchu 300, Taiwan	+886 3 571 6082	+886 3 571 6083
Taiwan – Taipei	11th Floor No 407 Ruey Kuang Road, Neihu, Taipei 11492, Taiwan	+886 2 2650 2000	+886 2 2650 2099
Taiwan – Taipei	7F, No. 99, Jing-Ye 1st Road, Taipei 104, Taiwan	+886 2 2659 9797	+886 2 2659 9595
UK – Belfast	Unit 2 (Ground Floor South),The Legacy Building, Northern Ireland Science Park, Queen’s Road, Queen’s Island, Belfast BT3 9DT, UK	+44 2890 463140	+44 2890 463141
UK – Cambridge	Churchill House, Cambridge Business Park, Cowley Rd Cambridge, CB4 OWZ, UK	+44 1223 692000	+44 1223 692001
UK – Cambridge	St John’s House, St. John’s Innovation Park, Cowley Road, Cambridge, CB4 0ZT, UK	+44 1223 692000	+44 1223 692001
UK – Cambridge	2nd Floor, Selwyn House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, UK	+44 1223 692000	+44 1223 692001
UK – Manchester	4th Floor Quay West, Trafford Wharf Road, Manchester M17 1PL, UK	+44 161 772 1240	+44 161 772 1260
USA – Cedar Rapids	5021 Duffy Drive NE Cedar Rapids, Iowa, 5240, USA	+1 408 407 0410	+1 319 294 1895
USA – Detroit	1740 Opdyke Court Auburn Hills Detroit, Michigan, 48326, USA	+1 248 409 1400	+1 248 409 1401
USA – Massachusetts	One Wall Street, Burlington, Massachusetts, 01803, USA	+1 781 791 6000	+1 781 791 6111
USA – Phoenix	4940 East Beverly Road Phoenix, Arizona, 85044, USA	+1 602 343 2600	+1 602 343 2611
USA – Plano	2201 10th Street, Plano, Texas 75074, USA	+1 972 673 1600	+1 972 673 1602
USA – San Jose	217 Devcon Drive, San Jose, California, 95112 USA	+1 408 467 0410	+1 408 467 0420
USA – Santa Ana	1231 East Dyer Road, Suite 200 Santa Ana, California, 92705 USA	+1 714 435 4900	+1 714 435 4993
USA – Sunnyvale	1390 Kifer Road, Sunnyvale, California, 94086-5305 USA	+1 408 523 6500	+1 408 523 6501

Director’s report – other information

Form 20-F cross reference guide

US items

The table below sets out the location in this document of the information required by Form 20-F under the rules and regulations of the United States Securities and Exchange Commission. This Annual Report on Form 20-F for the fiscal year ended 31 December 2011 has not been approved or disapproved by the SEC nor has the SEC passed judgment upon the adequacy or accuracy of this Annual Report on Form 20-F.

No other information in this document is included in the Form 20-F or incorporated by reference into any filing by the Company under the Securities Act.

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
3A	Selected financial data	Five year summary	132
3B	Capitalisation and indebtedness	Not applicable	–
3C	Reasons for the offer and use of proceeds	Not applicable	–
3D	Risk factors	Risk Factors	39 – 45
		Corporate and Share Information – Risks related to owning CSR ordinary shares and ADSs	147
4	Information on the Company
4A	History and development of the company	Corporate and Share Information – History and development	133
		Business and Financial Review	05
		Business and Financial Review – Capital expenditure	23
		Notes to the Consolidated Financial Statements – Note 18: Property, plant and equipment	108
		Notes to the Consolidated Financial Statements – Note 38: Acquisition of subsidiary	129
		Corporate and Share Information – Agent in the United States	138
4B	Business overview	Business and Financial Review – Introduction	05
		Business and Financial Review – Market overview	07
		Corporate and Share Information – Seasonality	134
		Corporate and Share Information – Raw materials	134
		Corporate and Share Information – Intellectual property	134
		Corporate and Share Information – Governmental regulation	134
4C	Organisational structure	List of Subsidiaries	Exhibit 8
		Notes to the Consolidated Financial Statements – Note 1: General information	88
4D	Property, plant and equipment	Business and Financial Review – Financial position	21
		Business and Financial Review – Social responsibility	33
		Notes to the Consolidated Financial Statements – Note 18: Property, plant and equipment	108
		Corporate and Share Information – Property	148

Director’s report – other information

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in this document	Page
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
5A	Operating results	Business and Financial Review	05
5B	Liquidity and capital resources	Business and Financial Review – Liquidity and capital resources	22
		Other Statutory Information – Going concern	77
		Business and Financial Review – Contractual obligations and commitments	25
		Notes to the Consolidated Financial Statements – Note 30: Notes to cash flow statement	117
		Notes to the Consolidated Financial Statements – Note 36: Financial instruments	124
5C	Research and development, patents and licences, etc	Business and Financial Review – Research and development	17
		Notes to the Consolidated Financial Statements – Note 7: Profit (loss) for the period	101
		Notes to the Consolidated Financial Statements – Note 17: Other intangible assets	107
		Corporate and Share Information – Intellectual property	134
5D	Trend information	Business and Financial Review	5
5E	Off-balance sheet arrangements	Business and Financial Review – Off-balance sheet arrangements	25
		Notes to the Consolidated Financial Statements – Note 24: Obligations under finance leases	111
		Notes to the Consolidated Financial Statements – Note 32: Operating lease arrangements	119
		Notes to the Consolidated Financial Statements – Note 31: Contingent liabilities	118
5F	Tabular disclosure of contractual obligations	Business and Financial Review – Contractual obligations and commitments	25
5G	Safe Harbour	Cautionary Note regarding Forward Looking Statements	153
6	Directors, senior management and employees
6A	Directors and senior management	Board of Directors	46
6B	Compensation	Remuneration report	61
		Notes to the Consolidated Financial Statements – Note 37: Related party transactions	128
6C	Board practices	Board of Directors	46
		Corporate Governance	48
		Remuneration report	61
6D	Employees	Business and Financial Review – Workplace	35
		Notes to the Consolidated Financial Statements – Note 9: Staff costs	101
6E	Share ownership	Remuneration Report	61
		Other Statutory Information – Directors’ interests in shares	76
		Notes to the Consolidated Financial Statements – Note 34: Share-based payments	119
7	Major shareholders and related party transactions
7A	Major shareholders	Other Statutory Information – Substantial shareholdings	77
		Corporate and Share Information – Major shareholders	138
7B	Related party transactions	Notes to the Consolidated Financial Statements – Note 37: Related party transactions	128
7C	Interests of experts and counsel	Not applicable	–

Item	Form 20-F Caption	Location in this document	Page
8	Financial information
8A	Consolidated statements and other financial information	Business and Financial Review – Dividend policy	25
		Report of the Independent Registered Public Accounting Firm	79
		Consolidated Financial Statements	80
		Notes to the Consolidated Financial Statements – Note 31: Contingent liabilities	118
8B	Significant changes	Business and Financial Review – Significant Changes	25
9	The offer and listing
9A	Offer and listing details	Corporate and Share Information – Market prices	136
9B	Plan of distribution	Not applicable	–
9C	Markets	Corporate and Share Information – History and development	133
9D	Selling shareholders	Not applicable	–
9E	Dilution	Not applicable	–
9F	Expenses of the issue	Not applicable	–
10	Additional information
10A	Share capital	Not applicable	–
10B	Memorandum and articles of association	Corporate and Share Information – Memorandum and Articles of Association	138
10C	Material contracts	Corporate and Share Information – Material contracts	142
10D	Exchange controls	Corporate and Share Information – Exchange controls	142
10E	Taxation	Corporate and Share Information – Taxation (US Holders)	142
10F	Dividends and paying agents	Not applicable	–
10G	Statement by experts	Not applicable	–
10H	Documents on display	Corporate and Share Information – Documents on display	138
10I	Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Notes to the Consolidated Financial Statements – Note 36: Financial instruments	124
12	Description of securities other than equity securities
12A	Debt securities	Not applicable
12B	Warrants and rights	Not applicable
12C	Other securities	Not applicable
12D	American depository shares	ADS payment information	135
13	Defaults, dividend arrearages and delinquencies	None	–
14	Material modifications to the rights of security holders and use of proceeds	None	–
15	Controls and procedures	Corporate Governance – Controls and procedures under the Sarbanes-Oxley Act	57
		Management’s Report on Internal Control over Financial Reporting	58
		Report of the Independent Registered Public Accounting Firm	58
16A	Audit committee financial expert	Corporate Governance Report – Audit Committee	53
16B	Code of ethics	Corporate Governance Report – Ethics policy	49
16C	Principal accountant fees and services	Corporate Governance Report – Interaction with the external auditors	55
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Corporate and Share Information – Market prices	136
16F	Change in registrant’s certifying accountant	None	–
16G	Corporate governance	Corporate Governance Report – US listing requirements	59
17	Financial statements	Not applicable	–
18	Financial statements	Report of Independent Registered Public Accounting Firm	79
		Consolidated Financial Statements	80
19	Exhibits	Filed with the SEC	–
[1]	An analysis of the remuneration, interests in ordinary shares and options over ordinary shares of each of the Directors is presented in the Remuneration Report.

Director’s report – other information

Cautionary Note regarding Forward Looking Statements

This Annual Report does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any CSR plc shares.

This Annual Report contains “forward looking statements” in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “targets”, “plans”, “expects”, “estimates”, “aims”, “intends”, “anticipates”, or similar expressions or negatives thereof identify forward looking statements. Forward looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future tax rates, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to:

•	risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products in accordance with expectations;

•	a continuing or worsening economic downturn, which could reduce demand for consumer products;

•	increased expenses associated with new product introductions, masks, or process changes;

•	risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products;

•	declines in the average selling prices of CSR’s products;

•	cancellation of existing orders or the failure to secure new orders;

•	difficulties related to distributors who supply our products to customers;

•	errors or failures in the hardware or software components of CSR’s products;

•	risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model;

•	risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products;

•	risks associated with acquiring and protecting intellectual property and other commercially sensitive information;

•	the cyclicality of the semiconductor industry;

•

the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors;

•	CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies for such acquisitions in the amounts and timeframes anticipated;

•	CSR’s ability to attract and retain key personnel, including engineers and technical personnel;

•	the difficulty in predicting future results;

•

other risks and uncertainties discussed in this Annual Report, including, without limitation, under the heading “Risk Factors” on pages 39 to 45 and under the heading “Risks related to owning CSR ordinary shares and ADSs” on pages 147 and 148 and

•	the areas of risk identified on pages 31 to 33.

The reader is cautioned not to place undue reliance on these forward looking statements, which speak only as of the date of this Annual Report. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Director’s report – other information

Additional information

Glossary of Industry terms

ADR: negotiable certificate issued by a US bank representing a specified number of shares (or one share) in a foreign stock that is traded on a US exchange. ADRs are denominated in US.dollars, with the underlying security held by a US financial institution overseas. ADRs help to reduce administration and duty costs that would otherwise be levied on each transaction

ADS: a US dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange. American Depositary Shares (ADSs) are issued by depository banks in the US under agreement with the issuing foreign company; the entire issuance is called an American Depositary Receipt (ADR) and the individual shares are referred to as ADSs

AGPS: assisted GPS: an augmentation to GPS where the mobile phone network can provide the almanac and ephemeris data. By using the mobile phone network, the GPS receiver does not need to decode data from the satellites, thus both speeding up acquisition of a fix and allowing fixes to be made in areas where GPS signals are too weak to allow decoding of data but are nonetheless strong enough to be used to measure time of arrival (see also “GPS”)

algorithm: a term describing a formula or set of steps for solving a particular problem android: android is a software platform for mobile devices based on a Linux kernel, initially developed by Google and later the Open Handset Alliance attach rate: represents the rate of adoption of additional products or technologies on to the primary or “hosting” product baseband: describing that part of a radio telecommunication system in which information is processed before modulating on to, or after demodulating off, a radio frequency (RF) carrier wave

BiCMOS or Bi-polar CMOS: is a process which combines bipolar junction transistors on CMOS technology. The combination utilises the high speed, high gain and low output characteristics of the bipolar technology with the high density logic gates of the CMOS technology. It has advantages for RF performance, reduced power consumption and low noise circuits bipolar: bipolar refers to the enhancement of the conduction of current within a transistor that enables the control of a larger electrical current thereby providing an amplified signal bill of materials: a list of the individual parts (or material) which comprise a finished product and the cost of each of those individual parts

BlueCore: means the CSR family of single chip CMOS based (see below) Bluetooth solutions which integrate onto one chip the Radio Frequency (RF), baseband and communications protocol stack

Bluetooth: is an open wireless protocol for exchanging data over short distances from fixed and mobile devices

Bluetooth SMART (formerly known as Bluetooth low energy or BTLE): is designed to work side-by-side with and complement Bluetooth. It operates in 2.4 GHz ISM band. Devices using ultra low power Bluetooth will be smaller and more energy-efficient than their Bluetooth counterparts cellular: derives from “cellphone” and means a mobile phone or other device which communicates through a network of radio “cells”

CMOS: Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration chip: short for a microchip; semiconductor device or integrated circuit codec: short for compressor/decompressor, a codec is any technology for compressing and decompressing data. Codecs can be implemented in software, hardware or a combination of both. Some popular codecs for computer video include MPEG and Indeo. In telecommunications it is short for coder/decoder, a device that encodes or decodes a signal. For example, telephone companies use codecs to convert binary signals transmitted on their digital networks to analog signals converted on their analog networks

Director’s report – other information

Additional information continued

co-exist/co-existence: means the ability of two systems to operate in parallel without interfering with the other connectivity: enabling two electronic devices to communicate with each other and transfer data (voice/audio/ music/picture/word files) using radio waves

Connectivity Centre: a term first promulgated by CSR in its application to wireless connectivity solutions; the Connectivity Centre brings together many aspects of short range wireless connectivity products with excellent co-existence capable of operating concurrently without degradation in optimum performance of each of the individual functions

CSP: Chip-Scale Package: a semiconductor package which is as small as the semiconductor chip and is used for small form factor applications such as mobile phones, PDAs and wireless devices design win: CSR records a design win when a product using one of its ICs becomes qualified die: another word for chip: often used to refer to the “chips” whilst they are still an integral part of the silicon “wafer” or where they have been cut from the “wafer” but are, as yet, unpackaged digital: the representation of data by a series of bits or discrete values such as 0s and 1s

EGPS: enhanced GPS: as the name suggests an enhancement to GPS whereby measurements are made by the GPS receiver on the signals received from the mobile phone network which allow both fine time and frequency assistance to the GPS receiver. This further accelerates acquisition of a fix, as well as allowing, when GPS signals are unavailable, fall-back to a fix made solely from the measurements made on the cellular network (see also “GPS”)

ERP System: Enterprise Resource Planning System is a company wide computer software system used to manage and co-ordinate internal and external resources. The system facilitates the flow and management of information to improve data sharing and decision making using a computer network

FM or FM Radio: is a radio wave broadcast technology that conveys sound – voice and music – using a carrier wave which varies its frequency during transmission, producing high quality audio clarity and tone fabless: short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of IC’s is subcontracted to a foundry fabless semiconductor company: company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly feature phone: a mobile phone which has added functionality over and above a base model designed specifically to meet the requirements of a particular market segment. Typically these “features” can include a digital camera, Bluetooth connectivity, FM radio or MP3 player. These phones are intended to occupy the mid-market segment firmware: software which interfaces with and typically configures and manages the hardware in a system flash memory: electronic memory where the contents (usually an applications programme) may be programmed prior to use and which retains its contents irrespective of applied power foundry: a semiconductor manufacturing site that makes integrated circuits gaming: a term describing the playing a video, internet or computer game geotagging (also written as GeoTagging): the process of adding geographical identification data to various media such as a geotagged photograph or video

GPS: Global Positioning Systems: a satellite based radio navigation system that allows receiving devices to take an accurate location fix of the device on the surface of the earth. Positions are derived by measuring the time of arrival of signals broadcast from the constellation of satellites, and knowledge of the instantaneous positions of the satellites. (The information required to calculate this being broadcast at a very low data rate by the satellites themselves, and is known as almanac and ephemeris data)

host software: software running on the system in which the device is embedded

HID: Human Interface Device: a computer device that interacts directly with and often takes input from humans and may deliver data to humans

IC or integrated circuit: a semiconductor device consisting of many thousands or millions of interconnected transistors and other components infotainment: term and popular buzzword for a media device or service that delivers a combination of information and entertainment. The content delivered via infotainment is designed to be informative yet entertaining enough to attract and maintain the consumer’s interest

ISM Bands: ISM Bands or Industrial, Scientific and Medical are radio frequencies reserved around the world for unlicensed use originally intended for industrial, scientific and medical products rather than general communication. Their international unlicensed status makes them suitable for lower power communication systems like Bluetooth, WirelessLAN etc and means they are being widely adopted in these areas

ISO: International Standards Organisation: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental management systems, computers, data communications, and many other fields

ISO 9000: a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services location-based service (LBS): is an information and entertainment service, accessible with mobile devices through the mobile network and utilising the ability to make use of the geographical position of the mobile device. LBS services include services to identify a location of a person or object, such as discovering the nearest banking cash machine or the whereabouts of a friend or employee memory: any device that can store data in machine-readable format which may include RAM, ROM and Flash microcontroller: often defined as being a microprocessor together with its memory and a means of allowing input and output

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

PC: personal computer

PDA: personal digital assistant: a pocket-sized personal computer

Personal Navigation Device or PND: is a portable electronic product which combines a positioning capability (such as GPS) and navigation functions and enables the user to find out where they are located and get directions to move from one place to another package: the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates platform: a set of hardware and software that provides the core functionality of an end product or a subsystem within the end product e.g. an auto navigation platform consists of an Embedded Processor+OS with visualization capabilities +GPS combined with navigation algorithms and necessary peripherals; a smartphone platform consists of an Apps Processor+OS+Modem combined with voice, visualization & data communication protocols and necessary peripherals; a wireless audio platform consists of an audio DSP+Bluetooth (or another wireless link) combined with audio algorithms and necessary peripherals playback: the characteristic of a device to be able to play selected music or video tracks which are stored on that device product qualification: the approval of a product or process for use by an ODM or OEM protocol: a method by which two dissimilar systems can communicate

RF: radio frequency: frequencies of electromagnetic waves between approximately 3 kHz and 300 GHz

ROM: read only memory

semiconductor: a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to IC’s made from these materials

Director’s report – other information

Additional information continued

silicon: a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits short range: Bluetooth is principally used for communicating over ranges of up to ten metres smartphone: a generic name for a voice centric mobile phone that also offers advanced capabilities often using a computer like operating system to enable PC functionality stereo headset: a mobile headset which connects to a mobile phone, PDA, MP3 player or other device using Bluetooth and sits on both ears of the user

SoC: System on chip is a technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software stack: is a layered set of software subsystems or components that are combined and integrated to provide a fully functional product or service with structured communication through the stack software solution: a solution where instructions and data are read from memory (or memories) and then the instructions interpreted and executed by a microprocessor to modify the data in the intended way tablet (PC): a type of notebook computer that has an LCD screen on which the user can write using a special-purpose pen, or stylus. The handwriting is digitized and can be converted to standard text through handwriting recognition, or it can remain as handwritten text. The stylus also can be used to type on a pen-based key layout where the lettered keys are arranged differently than a QWERTY keyboard

Tier One: a description of a leading, normally global manufacturer that supplies products in high volume to end user markets

UWB: Ultra WideBand

urban canyon: is a built up urban environment similar to a natural canyon which interrupts radio signals. It is caused by streets cutting through dense blocks of structures, especially skyscrapers or other tall buildings

VAM: value added manufacturers or sometimes, value added manufacturing where the value of gross output is greater than the value of intermediate inputs used in production wafer: a disc made of a semiconducting material such as silicon, usually between 150mm (6’) and 300mm (12’) in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

Wi-Fi: wireless local area network (WLAN) products that are based on the Institute of Electrical and Electronics Engineers’ (IEEE) 802.11 standards typically associated with computer networks in the home or office.

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

CSR plc
(Registrant)

By:

/s/ Joep van Beurden
Name:	Joep van Beurden
Title:	Chief Executive Officer

/s/ Will Gardiner
Name:	Will Gardiner
Title:	Chief Financial Officer

Index to the Exhibits

Exhibit No	Description	Page
1.1	Memorandum of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)

1.2	Articles of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)

4.1	XAP Technology Licence and XAP2 Development Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)

4.2	Know-How and IPR Agreement by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)

4.3	Lease dated September 17, 2001, by and between CSR and Trinity College Cambridge (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)

4.4	Lease dated September 29, 2004, by and between CSR and The Crown Estates (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)

4.5	Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2011, by and among CSR plc, Zeiss Merger Sub, Inc. and Zoran Corporation (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F of CSR plc for the year ended December 31, 2010)

8	List of subsidiaries of CSR plc

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)	E-1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)	E-2

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350	E-3

15.1	Consent of Independent Registered Public Accounting Firm	E-4