Form 20-F
period 2012-12-28
CSR PLC
filed 2013-03-28
CIK 1368358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 28 December 2012

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

Ordinary Shares, par value £0.001	181,896,339

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

Yes   ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CSR plc

Annual Report and

Financial Statements

2012

We are a leading

provider of multifunction

semiconductor platforms

for the auto, camera,

low energy connectivity,

document imaging and wireless

voice & music markets.

This is the Annual Report of CSR plc for the 52 week period ended 28 December 2012. This Annual Report has been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the directors in connection with this report shall be subject to the limitations and restrictions provided by such law. This Annual Report is being filed with the US Securities and Exchange Commission on, and in accordance with the requirements of, Form 20F.

In this Annual Report, references to “CSR”, “the Group”, “the Company”, “we” and “our” are to CSR plc and its subsidiaries (including SiRF Technology Holdings, Inc., now known as CSR Technology Holdings Inc., which became a subsidiary of CSR in June 2009 and Zoran Corporation which became a subsidiary in August 2011) and lines of business, or any of them as the context may require.

References to the years 2012, 2011 and 2010 are to the financial periods ended 28 December 2012 (for 2012), 30 December 2011 (for 2011) and 31 December 2010 (for 2010). Unless otherwise stated, all non-financial statistics are at 28 December 2012.

This Annual Report contains forward looking statements with respect to the Group’s financial condition, operating results and business strategy, plans and objectives. Please see the discussion of our principal risks and uncertainties in the sections entitled “Risk”, “Risk Factors”, “Risks related to owning CSR ordinary shares and ADSs” and the section entitled “Cautionary Note Regarding Forward Looking Statements”.

The Annual Report includes measures which are not defined by generally accepted accounting principles or GAAP, such as International Financial Reporting Standards, or IFRS. These non-GAAP measures are included in this Annual Report because the directors believe they are useful to investors. Our management uses these non-GAAP measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. These non-GAAP measures include “underlying research and development expenses”, “underlying sales, general and administrative expenses”, “underlying gross profit”, “underlying cost of sales”, “underlying operating profit”, “underlying net profit”, “underlying tax”, “underlying diluted earnings per share”, “free cash flow” and “underlying gross margin”. For a detailed discussion of the reasons behind this presentation and full reconciliations of each measure of the most directly comparable IFRS measure, refer to the discussion on pages 21 to 25.

This Annual Report contains references to CSR’s website. These references are for convenience only — we are not incorporating by reference any information posted on www.csr.com.

Directors Report CSR at a glance
01	Financial and operational highlights
02	Our company structure
04	Where we operate

Directors Report CSR in review
06	Chairman’s statement
09	Chief Executive’s review
12	Our areas of focus
14	Business and financial review

Directors Report Corporate governance
45	Risk factors
51	Board of Directors
53	Corporate governance
66	Remuneration report
76	Other statutory information

Financial statements
81	Report of Independent Registered Public Accounting Firm
83	Consolidated income statement
84	Consolidated statement of comprehensive income
85	Consolidated balance sheet
86	Consolidated statement of changes in equity
88	Consolidated cash flow statement
89	Notes to the consolidated financial statements

Directors Report Other information
131	Five year summary
132	Corporate and share information
148	CSR’s worldwide offices
149	Form 20F cross reference guide
152	Cautionary note regarding forward looking statements
153	Additional information

Throughout this report you will see these icons that will lead to richer information either within this report or on our website www.csr.com

This report can also be found on our website

www.csr.com/annualreport2012

Our financial and

operational highlights

Operational

In 2012, our platform-related business comprised approximately 60% of our reported revenues, compared to 49% in 2011

We saw strong revenue growth in our Voice & Music business, supported by growth in our stereo audio products and licencees for our aptX® technology. This reflects consumer driven demand for high quality audio in such products as headphones and wireless speaker systems

In Auto, we have a strong pipeline of design wins for our new generation of products and expect autograde to be a strong contributor to growth in 2013

Financial

Revenues in 2012 reached a record $1,025.4 million, reflecting the inclusion of Zoran revenues for the full year, as well as growth in demand in Auto and in Voice & Music

Underlying gross margins increased, reflecting the shift in demand from customers for our platform solutions which have higher margins

Underlying EPS increased due to stronger overall operational performance due to increased underlying gross margins and control of costs

www.csr.com	01

Our company

structure

Reflecting our new structure

following the disposal of the

handset connectivity and handset

location business to Samsung, we

have two business groups Core,

and Legacy products. Core

comprises Auto, Consumer and

Voice & Music. The Legacy

products business consists

of those business lines which

formed part of Zoran Corporation

in which we discontinued

investment, in addition to the

revenue streams in handset

connectivity and handset location

which were not transferred as part

of the transaction with Samsung.

CSR plc Annual Report and Financial Statements 2012

Core products
Consumer

- **Continued growth in Document Imaging**
- **Expect strong medium-term growth in Indoors Location and Bluetooth Smart**

The year has seen a growth in Consumer revenues to $258.7 million, up 56.2% compared to 2011 ($165.6 million), benefiting from the inclusion of Zoran business for a full 12 months. While revenues in Gaming have been under pressure, we continue to supply the two major companies that utilise Bluetooth for their gaming controllers. We saw weakening of the camera market as consumers switch from Digital still cameras to using cameras on smartphones. During 2012, we introduced several new products including the latest version of our IPS™ Universal Print Interpreter which supports all major print languages and protocols and COACH16™, our new flagship Digital Camera Processor that provides support for high-performance still and motion-image portable devices.

Revenue

$258.7m

% of revenue

25%

Core products
Voice & Music

Mono and Stereo Audio.

- **Increasing demand for CSR8600™ stereo audio platform**
- **Continued strong growth in Bluetooth stereo product qualifications**
- **Market demand for soundbars and speakerboxes set to continue**

The year saw growth in Voice & Music revenues by 26.9% to $190.2 million ($149.9 million in 2011). We saw strong growth in the stereo audio market for our products in devices such as soundboxes and soundbars. During the year our CSR8600 next-generation audio platform entered mass production for mono and stereo headsets. We extended the reach of our aptX audio codec, which ended the year with 120 licencees, up from 52 at the same time in 2011.

Revenue

$190.2m

% of revenue

19%

Legacy products

Legacy Home Entertainment, Handset Connectivity and Location Components.

- **Partnership programme with baseband providers driving revenues for Wi-Fi chips in China in second half of 2012**

2012 saw a growth in Legacy revenues by 12.2% to $364.3 million from $324.7 million in 2011, reflecting the inclusion of sales of the Group's handset connectivity and handset location product lines to existing customers which were retained following the transaction with Samsung. We expect Legacy revenues to reduce in 2013 compared to 2012 by approximately half, as we are no longer investing in new products in this area. We expect minimal revenues in this area in 2014.

Revenue

$364.3m

% of revenue

35%

www.csr.com	02	03

to find out more on
our business model
see page 14

Where we operate

9
10
11
12
13
14

Our mission is to make our customers successful by providing innovative technologies that enrich consumer experience in a media-rich, location-aware, wire-free connected world.

Our markets

We have increased the focus of our R&D investment in support of delivering our strategy of offering platforms from a position of market leadership. These areas are:

- Automotive Infotainment
- Voice & Music
- Imaging
- Bluetooth Smart
- Indoors Location

Our innovative technologies

We invest significantly in research and development to enable us to extend our capabilities in our chosen technologies. In 2012, CSR invested $290.4 million compared to $241.8 million in 2011.

- Bluetooth
- Global Positioning Systems
- Frequency Modulated Radio
- Wi-Fi Wireless Fidelity
- Audio

CSR plc Annual Report and Financial Statements 2012

CSR at a glance

Europe
1 Germany, Freiburg
2 Germany, Ingolstadt
3 Israel, Haifa
4 Sweden, Malmo
5 UK, Belfast
6 UK, Bristol
7 UK, Cambridge
8 UK, Manchester

USA
9 USA, Boston
10 USA, Detroit
11 USA, Plano
12 USA, Phoenix
13 USA, Sunnyvale
14 USA, Santa Ana

Asia
15 China, Beijing
16 China, Shanghai
17 China, Shenzhen
18 India, Noida
19 India, Bangalore
20 Japan, Tokyo
21 Singapore
22 South Korea, Gumi
23 South Korea, Seoul
24 Taiwan, Hsinchu
25 Taiwan, Chungli
26 Taiwan, Taipei

5
8
4
6
7
1
2
3
15
23
22
20
16
18
26
24
17
25
19
21

Employees in the Group

975
1,348
1,554
2,945
2,117
'08
'09
'10
'11
'12

Number of employees

2,117

2011: 2,945

Number of offices

26

to find out more from our CEO **see page 09**

to see our business and financial review **see page 14**

www.csr.com	04	05

Chairman’s statement

Our objective remains to grow and develop CSR’s business by focusing on a series of key platforms in the areas of Auto Infotainment, Imaging, Voice & Music, Bluetooth Smart and Indoors Location, which are in markets which we believe will enable us to generate sustainable revenue growth with good improving margins over the medium and longer term.

Total dividend per ordinary share
$0.118
2011: $0.103

Overall, 2012 was a good year for CSR. We took a decisive strategic step with the disposal of our handset connectivity and handset location operations to Samsung. This drove considerable shareholder value and accelerated the transformation from our previous emphasis on handsets, to a focus on five end markets in our Core division - Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoors Location. We are well positioned in our chosen end markets with our leading platforms and we believe they offer the opportunity for growth with improving margins.

We also delivered strong revenues, a marked increase in our profitability and strong cash generation. CSR’s revenues in 2012 were a record $1.025 billion, ($845 million in 2011), with approximately two thirds of these revenues coming from our Core business and a significant proportion of that from our higher margin platform business. Our operating profit for 2012 was $107.9 million, compared with a loss of $48.4 million in 2011 and our underlying operating profit increased by 50% from $49.2 million to $74.0 million. The continued shift in our portfolio to higher margin platform business, contributed to improvement in our underlying gross margin from 49.8% in 2011 to 50.8% in 2012.

In November 2012, we completed the return of $285 million to shareholders reflecting net proceeds paid by Samsung, together with $40.5 million allocated to the buyback announced in February 2012 that had not been used. Despite this and the separate return of $9.4 million through a share buyback which concluded in March 2012, we ended the year with cash, cash equivalents and treasury deposits of $333.3 million, a $55.5 million increase on the year before.

Samsung

The agreement with Samsung was the most significant event of 2012 for CSR. Announced on 17 July 2012 and completed on 4 October 2012, the key elements were the transfer to Samsung of CSR’s handset connectivity and handset location development operations, certain rights over our technologies in handset connectivity and handset location, together with 311 people, for a headline consideration of $310 million. In addition, Samsung also invested $34.4 million in CSR for 9,925,000 shares, which currently represents a 5.98% share of CSR.

CSR plc Annual Report and Financial Statements 2012

We recognised that it was increasingly difficult for CSR to protect its gross margin and market share position in the handset marketplace. The transaction with Samsung enabled us to realise substantial value for shareholders from our past investment in our handset connectivity and handset location development operations, particularly from the CSR9800™ Wi-Fi/ Bluetooth combination chip.

Strategic Focus

Our objective remains to grow and develop CSR’s business by focusing on a series of key platforms in the areas of Auto Infotainment, Imaging, Voice & Music, Bluetooth Smart and Indoors Location, which are in markets which we believe will enable us to generate sustainable revenue growth with good improving margins over the medium and longer term.

By divesting our handset connectivity and handset location business to Samsung, we have accelerated our focus to develop platforms in these five areas. We expect platforms to become an increasingly larger proportion of revenues as the balance of our revenue base shifts towards Core and away from declining Legacy (which comprises discontinued product lines from Zoran, and our handset connectivity and handset location business) revenues.

Current Operations

It is important to note that whilst CSR will discontinue developing products targeted specifically for the handset connectivity and handset location market, we will continue to invest in our leading edge indoor location platform, which has applications both inside and outside of smartphones.

In addition, we did not transfer any revenues to Samsung. The handset revenues are now added to our Legacy products division and we expect this division’s revenues to decline sharply over the next two years.

Overall, we expect that our Core division will grow its revenues in line with an externally forecast market growth of 10% CAGR over the period 2012-2017. At the same time, CSR will have a reduced cost base due to the transfer of assets and people to Samsung. In 2013, underlying operating costs are expected to be between $390 million and $410 million, compared with $446 million in 2012. The combination of a lower cost base, together with higher gross margins, should accelerate

CSR’s move towards its medium-term objective of underlying operating profit margins of around 15%.

Tender Offer

When we announced the terms of the agreement with Samsung, we informed shareholders of our intention to return the net proceeds in the form of a tender offer. On 30 November 2012, the Company successfully completed the tender offer, returning $285 million through the repurchase of approximately 49 million ordinary shares at 360 pence per share.

CSR now has around 166 million shares in issue, a reduction of approximately 23% in share count from immediately prior to the tender offer.

Trading performance

The year can generally be characterised by Voice & Music and Auto performing well, with some weakness from the Cameras business line, due to the shift from point-and-shoot products to smartphones, which negatively impacted Consumer revenues. Legacy product revenues are expected to halve in 2013 compared to 2012 and be negligible in 2014, due to CSR discontinuing investment in new products in this area and as new products are introduced to the market by other suppliers which will replace our present portfolio.

Looking forward to 2013, we continue to see challenging macro-economic conditions which will inevitably shape the end markets into which we provide our products.

Your Board is mindful of the challenges that lie ahead, as the Group continues in its strategy of developing innovative products which enable us to provide differentiated solutions for our customers. We continue to evaluate the potential risks that could impact the Group and report on these matters more extensively on pages 38 to 40 and pages 45 to 50.

Product development and acquisitions

CSR continues to invest in technology, particularly where it supports its platform strategy and we are in the process of developing multiple new products, which we believe will help improve gross margins and support our market share.

In addition to our investment in R&D, which was $290.4 million during 2012, we expect to acquire technology where opportunities arise that complement our strategy and which are adjacent to our current capabilities. In his report, our Chief Executive Officer Joep van Beurden gives examples of areas where such investments have worked well for us in recent years.

We fully recognise the importance to our business of attracting and retaining the people across all disciplines that are such a key part of the future success of CSR. Through actions we have taken such as the recruitment of a team of engineers based in Bristol, we have made initial progress in securing some of the resources and expertise which supports the evolution of our business in delivering our strategic objectives. There remains further work to do and this will continue to be a matter of priority going forward. The general priorities of the Board are covered in more detail on pages 15 to 17.

Dividend

CSR’s revenues and underlying operating profits for 2012 have been ahead of internal plan and it has ended the year with a strong balance sheet with $333.3 million in cash, cash equivalents and treasury deposits, following the completion of the tender offer in November 2012.

It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company. Given our strong financial position, our confidence in our future prospects and our commitment to shareholder returns, the Board is recommending a final dividend of $0.08, per ordinary share. ($0,071 per ordinary share in 2011). Together with the interim dividend of $0,038 per ordinary share this amounts to $0.118 per ordinary share in respect of the 2012 financial year. This represents a full year dividend increase of 15% over the prior year.

Subject to shareholder approval at the Annual General Meeting to be held on 22 May 2013, the dividend will be paid on 31 May 2013 to shareholders of record on 10 May 2013. The dividend will be paid in sterling. During 2012, the Company returned $21.3 million in dividend payments.

www.csr.com	06	07

CSR continues to generate cash from its operations and reported a balance of cash, cash equivalents and treasury deposits as at 28 December 2012 of $333.3 million compared with $277.8 million as at 30 December 2011. The Board is committed to maximizing shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of $50 million is appropriate, which it intends to commence as soon as practicable.

Changes to the Board

On 30 June 2012, Kanwar Chadha stepped down as Executive Director and Chief Marketing Officer, in order to enable him to explore new opportunities in the emerging mobile broadband market. On behalf of the Board, I would like to thank Kanwar for his contribution, firstly to SiRF as a co-founder and more recently to CSR. Since joining our Board on our acquisition of SiRF in 2009, Kanwar has contributed greatly to our strengths in location technology and the significant broadening of CSR’s markets and capabilities. We wish Kanwar every success with his new ventures.

On 20 February 2013 we announced that Sergio Giacoletto Roggio, a non-executive director will be standing down from the Board following our Annual General Meeting in May. Sergio has been on the Board since January 2007 and since September 2007 has also been chair of our Remuneration Committee. The period since he joined has seen significant change for CSR, and Sergio’s experience and abilities have provided insight and guidance which has been of enormous value to our Board and the Committees on which he has served. In his role as Chair of the Remuneration Committee, he has lead the restructuring of policy needed to reflect the changes in our business and strategy with diligence and balance. I would like to thank him on both a personal level and on behalf of the Board for his support, enthusiasm and commitment and wish him well for the future.

Chris Stone was appointed to the Board as a non-executive director effective on 16 July 2012. Chris served as Chief Executive Officer of Northgate Information Solutions pic (now Northgate Information Solutions Holdings Limited), from October 1999 until December 2011. He has extensive experience as a Chief Executive in growing a business with world leading positions in dynamic technology sectors and I am delighted to welcome Chris to CSR.

Delivering our solutions

During 2012, we achieved another milestone, when CSR shipped its 3 billionth chip since we were established in 1999. Shipping so large a number of chips to our customers is a testament not just to our own people, but also to all those who are and have been associated with our company.

We would not have been able to achieve this success without the support of our supply chain partners. I particularly want to express our thanks to TSMC who have worked with CSR since manufacturing our first products through to the present day, and to ASE who again have provided CSR with testing, packaging and logistics from our first chips through to our 3 billionth.

Such partnerships that deliver day-in-day-out to meet our customers’ needs are a crucial part of our success, as is their continued engagement in supporting our drive for developing new technologies, for example in the transition to smaller chip sizes, that are needed to maintain our competitive edge in this dynamic business.

Our people

As always, CSR’s success is dependent on all the people who work for us. 2012 has been a very active year for CSR with a great deal of change. The Board and I would like thank all the people from CSR who have shown immense professionalism and commitment over the period. We also recognise and thank the people who have transferred to Samsung for their contribution to CSR over the years. We wish them well in their new roles.

Looking ahead

The year 2012 has been one of positive transformation. The combination of our people, the depth of our portfolio and the ongoing execution of our platform strategy, gives us growing confidence for the future.

Ron Mackintosh,

Chairman

20 February 2013

CSR plc Annual Report and Financial Statements 2012

Chief Executive’s review

CSR has transformed itself from a provider of Bluetooth components in handsets into a broadly diversified platform provider, addressing attractive growth markets.

Total revenue	Total spend on R&D
$1,025m	$290.4m
2011: $845m	2011: $241.8m

The year 2012 has seen CSR accelerate its transformation from being a handset Bluetooth-centric company, to becoming a global leader in creating multifunction platforms for a series of markets such as Automotive, Imaging and Voice & Music, with exciting platform opportunities in Bluetooth Smart and Indoors Location.

This shift in business emphasis has been in line with our long-standing strategy of focusing on end markets with growth potential where we have leading positions with integrated and differentiated technology platforms. We believe that this will enable us to achieve sustainable growth with higher margins and returns. Platforms are more complex and sophisticated than individual components, and generally contain broad functionality to directly enhance our customers’ end products.

As a result of this strategic drive, CSR derived the majority of its 2012 revenue from its higher margin platform business, contributing 60% of revenues in 2012 (compared with 49% in 2011). This trend is expected to continue as we focus on the development of ever increasing integrated solutions with multiple features, which our customers can use to support and improve their products for end users.

Samsung Agreement

CSR’s transaction with Samsung represented a large part of our strategic transformation and realised a significant return for CSR’s investment in handset connectivity and handset location, delivering substantial shareholder value.

On completion of the transaction on 4 October 2012, CSR transferred to Samsung the resources devoted to the development of the Company’s handset connectivity technology, as well as a significant proportion of the resources dedicated to the development of handset location technology. In addition, it granted to Samsung a world-wide perpetual, royalty-free, non-exclusive licence of CSR’s intellectual property rights in its handset connectivity and handset location technology, for use in the markets for mobile devices. CSR also transferred to Samsung 21 US patents (together with their international counterparts), which Samsung has licensed back to us in perpetuity on a royalty free basis. We and Samsung have agreed certain conditions, as part of which we have agreed not to

www.csr.com	08	09

compete with Samsung in handset connectivity and in the specific field of location (but not Indoors Location) for which Samsung have acquired intellectual property rights. The headline price paid by Samsung was $310 million, subject to adjustment, of which $31 million was paid into escrow to meet any potential future claims by Samsung.

Samsung also invested $34.4 million in us, signaling their confidence in us going forward and demonstrating their intent to work with us on a smooth transfer and transition of technology and people. As we explained at the time when we sought shareholder approval for the transaction, there is ongoing engagement between CSR and Samsung to support the separation of the Handset operations and its integration into Samsung under a transitional service agreement.

Part of this engagement includes working with Samsung to finalise the development of the CSR9800 Wi-Fi/Bluetooth combination chip, which CSR expects to utilise for its Automotive Infotainment applications and Samsung will use in its handset business. There are pre-determined milestones for this project which are linked to a clawback of up to $10 million by Samsung from CSR under certain circumstances and a payment of $10 million by Samsung to CSR linked to the shipping of commercial quantities of CSR9800 on or before 1 June 2014.

Company Structure

Prior to completion of the Samsung transaction, we reported based on four business groups: Auto, Home, Mobile and Legacy Products. Auto comprised the Automotive Infotainment and PND business lines. The largest business line in Home was Voice & Music (comprising Bluetooth enabled mono and stereo audio). Home also included Gaming (gaming controller hardware) and Document Imaging (printers, hardware and software). Mobile comprised handset connectivity and location, and cameras. Legacy Products comprised the Zoran home entertainment product lines.

Following completion of the Samsung transaction, we have two business groups reflecting our new structure; Core, and Legacy products. Core comprises Auto, Consumer (which includes our nascent markets of Bluetooth Smart and Indoors Location) and Voice & Music; the enlarged Legacy Products business consists of the digital television system-on-a-chip and silicon tuners business lines acquired with Zoran where we have discontinued investment, in addition to handset connectivity and handset location business lines which comprise the revenue streams retained by the Group as part of the terms of the Samsung agreement.

Product development

The transaction with Samsung has enabled CSR to increase its focus on its R&D investment in five areas in support of delivering our strategy of offering platforms from a position of market leadership. These areas are: Automotive Infotainment; Imaging; Voice & Music; Bluetooth Smart and Indoors Location. We expect that these areas represent markets with important growth opportunities.

In order to be at the forefront of our chosen markets, we have invested $290.4 million on research and development during 2012, an increase of $48.6 million on 2011, bringing 18 new products to the market during the year. We have seen further enhancements to the processes we deploy and which underpin the evaluation of new ideas from their beginning through their development to market launch. We consider this to be an area of continuous improvement and evolution in support of delivering our goals and in enabling us to sustain leading positions in dynamic and competitive markets.

Looking at our product areas in more detail, I am delighted that we continued our market leadership in the area of Bluetooth stereo audio. This market is growing rapidly, as more and more people carry their music in digital form on their smartphone, or other mobile digital music players and stream their music to stereo headsets, sound bars or speakerdocks. An increasing proportion of these devices can connect wirelessly through Bluetooth. We had around 950 SIG (Bluetooth special interest group) stereo end product listings in the year.

An important contributor to our success in this area is our market-leading aptX audio codec technology, which we acquired in 2010. It now has 120 licencees, a strong increase from 52 at the same time last year. aptX is a good example of an incremental acquisition which supports specific features and capabilities that complement our prevailing platform technologies, enabling us to further extend our competitive advantage.

In our Auto business area, we began shipping our next-generation SiRFprimaII 40nm automotive infotainment and navigation platform in 2012 and we have a growing pipeline of Tier One automotive in-dash design wins for this platform product. At the same time, our autograde Wi-Fi solutions have started ramping into volume production with a number of customers.

While our Consumer business area is under pressure from the increasing adoption of improved quality cameras in smartphones, we are seeking to take our established technology into new end market areas, such as surveillance, webcams, and automotive drive recorders.

In our more nascent markets, we have increased our range of Bluetooth Smart (low energy) single-mode platform products, and have extended the range of in-field testing for our indoors location products, which are based on our SiRF® Fusion technology.

Business group performance

Moving onto financial performance, in the first six months of the year we saw an increase in revenues of 38% compared with the same period in 2011, with Zoran revenues included from September 2011 only. We saw growth within a buoyant Voice & Music market, continued strong performance by the Automotive Infotainment business, while Handset-derived revenues continued to decline.

In the second half of the year, we achieved a revenue increase of 9% compared to the same period in 2011, which again reflected the inclusion of Zoran revenues from September 2011. Voice & Music continued to be strong, as was our Automotive Infotainment business. We saw weakness in Consumer, primarily due to a decline in Camera revenues, while Legacy revenues fell in line with our expectations.

Total revenue for the year was a record $1,025 million, up by 21% on 2011, but a decline of 1% when compared to CSR on a standalone pre-Zoran acquisition basis.

CSR plc Annual Report and Financial Statements 2012

CSR management believes that underlying measures are meaningful for assessing the performance of the Company. Underlying operating profit increased to $74.0 million in 2012 from $49.2 million in 2011, reflecting increased gross margins and our focus on reducing our cost base. Reflecting the increasing proportion of our revenues derived from platforms, underlying gross margins increased to 50.8% in 2012 from 49.8% in 2011. The operating profit for the year was $107.9 million, against a loss of $48.4 million in the previous year. The year’s profit reflects exceptional charges for restructuring and profit from the Samsung transaction as well as the benefits of our focus on reducing costs in the business.

Diluted underlying earnings per share increased to $0.27 from $0.20 in 2011 and the Board has proposed a final dividend of $0.08 resulting in a proposed 2012 dividend payout of $0.118, an increase of 15% on 2011. We ended the year with $333.3 million in cash, cash equivalents and treasury deposits, after we returned $285 million to shareholders via the tender offer post the Samsung transaction. It is our intention to return a further $50 million to shareholders via a buyback and we will ask for shareholder authorisation for a general authority to do so as soon as practicable.

In the first half of 2012, CSR’s underlying annual cost run rate was $454 million, as we finalised a series of cost cutting initiatives, including delivery of the previously announced annualised cost savings of $130 million, which were achieved by the middle of the year. As we no longer develop handset connectivity and handset location products, we currently expect underlying operating expenses to reduce further in 2013 compared to 2012, and underlying operating expenses to be between $390 million and $410 million.

Market outlook

Our products are used in a wide variety of consumer devices and, as a result, we are heavily exposed to consumer sentiment. The macro-economic environment has a significant impact on consumer sentiment and 2012 was a year where we saw caution as a result of continuing economic uncertainty. We expect in 2013 many of the world’s established economies will still be grappling with a range of challenges contributing to entrenched austerity measures which directly affect the prospects for recovery and a return to growth. Overall, the indications for 2013 trend towards the global economic outlook remaining uncertain, reflecting slower growth in the developing economies, notably China, which through the past few years has countered lower consumer spending elsewhere, coupled with the prospect of modest growth in the economies of the West.

This backdrop leads us to moderate our revenue expectations for 2013 when compared with the record revenues of 2012, with the anticipated growth in our Core business being more than offset by the expected decline in Legacy.

Platform-Centric CSR

Across the businesses in our Core portfolio which comprises Voice & Music; Indoors Location; Auto; Bluetooth Smart; and Imaging, industry analysts expect our underlying total addressable market to grow by 10% compound annual growth rate (“CAGR”), from 2012 to 2017. In our two single largest areas of investment, Voice & Music is forecast to grow at a CAGR of 16% per annum in the same period, while the Automotive Infotainment is expected to grow at a CAGR of 8% per annum.

Although we forecast a decline in Consumer revenues in 2013 compared to 2012, as Camera revenues decline due to the increased use of smartphones, we expect that our investment in new areas of Imaging will drive growth in the medium-term.

While Auto, Imaging and Voice & Music are ‘here-and-now’ markets, Bluetooth Smart and Indoors Location are areas where there could be significant growth. Bluetooth Smart is currently being adopted to connect many new types of low-energy devices such as computer mice and keyboards, and health and fitness products. We expect wider adoption of this technology during 2013 and expect strong growth, albeit from a small revenue base, this year.

We believe that the ecosystem around Indoors Location (within Consumer), which combines information from a variety of sources such as MEMS, pressure sensors, and cellular and wireless networks, is becoming more developed and should lead to a greater take-up of this technology in the next few years.

Increasing our technology base

In addition to investment that we make in the development of our own ideas and technologies, we continue to acquire capabilities as part of a disciplined approach to utilising our financial resources. We maintained this activity in 2012 with valuable additions that have quickly been assimilated into our activities, contributing to our products, know-how and engagement with customers. In March 2012, we purchased DDFA®, an end-to-end digital audio processing amplifier technology, and in June 2012, bought the Map-X audio product line from Trident, which delivers HD audio decoding and internet streaming for next-generation home audio. More recently in October, we recruited 10 engineers based in Bristol with complementary capabilities in Wi-Fi and who are supporting our work in this area.

A people business

I would like to echo the remarks made by our Chairman in recognition of the contribution made through the past year by our employees, including the 311 people who in October left CSR and joined Samsung. I am proud to be working with so many people who continually raise the bar and grow with the fresh challenges of our business across so many locations. They have played a large part in the performance of the past year and I have no doubt they will continue to do so in 2013.

Looking ahead

CSR has transformed itself from a provider of Bluetooth components in handsets into a broadly diversified platform provider, addressing attractive growth markets. We have a large IP portfolio of approximately 1,550 US patents granted and approximately 1,000 US pending patent applications, and strong underlying technical capabilities, which positions us well for the long-term.

Given the depth of our product and platform portfolio and expertise of our people, I am confident that we have the capabilities to exploit the growth which we believe is available in our chosen markets.

Joep van Beurden,

Chief Executive Officer

20 February 2013

www.csr.com	10	11

Our areas of focus

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with a goal to achieve sustainable growth with higher margins and returns.

We are developing enhanced and connected platforms in end markets where we have a position of scale, including voice & music, automotive and imaging. We also develop a range of products for other markets including handsets, gaming and computer peripherals.

We take a disciplined approach to capital allocation, investing in higher margin platforms and markets where we see the best prospects for profitable revenue growth.

Following the transfer of handset connectivity and handset location development operations to Samsung, our platform strategy has accelerated and we have focused our energies on five markets which we believe provide growth potential.

CSR plc Annual Report and Financial Statements 2012

	Why is it important?	What are we doing?

Bluetooth Smart CSR1000™ CSR1001™ CSR1010™ CSR1011™

Bluetooth Smart is an evolution of the Bluetooth short range standard, which uses significantly lower power levels to operate. CSR has been investing in developing solutions for this market. Bluetooth Smart is currently being adopted to connect many new types of low-energy devices such as computer mice and keyboards, and health and fitness products. We expect wider adoption of this technology during 2013 which we believe provides us with the prospect of strong growth.

We have introduced a range of turnkey hardware and software solutions, based on the CSR µEnergy® platform, that OEMs and ODMs can customise to rapidly develop new and innovative Bluetooth Smart fitness, smart home and human interface products. For example, we demonstrated a turnkey platform based on CSR µEnergy devices, with accelerometers and software to create an example design manufacturers can use to quickly develop the next generation of smart remotes for TVs and set top boxes.

Voice & Music MAPX™ CSR8670™ CSR8645™	This market is growing rapidly, as more and more people carry their music in digital form on their smartphone, tablet or other mobile digital music players and stream their music to stereo headsets, sound bars or speakerdocks. An increasing proportion of these devices connect wirelessly through Bluetooth with customers seeking high quality audio playback. We have proven capabilities and lead the market in a range of audio solutions, targeting all segments of wireless audio. Our aptX CODEC ensures the delivery of high-quality audio over wireless connectivity.

The MAPX multimedia applications processor family is a portfolio of high performance, integrated, high quality audio system-on-chip (SoC) devices for Soundbars, Docking Speakers, AV-Receivers, Home Theatre Systems, and Integrated Audio Systems.

CSR8670 is our latest-generation flexible audio system-on-chip (SoC) solution with Bluetooth wireless connectivity, embedded flash memory and numerous inter-operable capabilities, including analogue and digital audio, USB and capacitive touch sensors.

CSR8645 is a our next latest generation Stereo ROM solution with built-in support for Bluetooth wireless audio streaming using our aptX CODEC technology.

Automotive Infotainment SiRFstarIV™ GSD4e™ SiRFprimaII™	The adoption of integrated information and entertainment systems in vehicles continues to grow, whether its GPS to guide the journey, video and music systems for passengers, or diagnostic systems which are used to maintain and repair the vehicles we drive. We work with many of the leading automotive manufacturers in the world, providing integrated solutions that combine our existing strengths in audio and location.

SiRFstarlV GSD4e WLCSP is a complete navigation processor built on a low-power RF CMOS single-die, incorporating the baseband, integrated navigation solution, software, ARM7 processor, and RF functions that form a complete internal ROM-based standalone or Aided-GPS engine.

SiRFprimall is the latest member of the CSR family of location SoCs with integrated GNSS, designed to bring the rich location, connectivity and multimedia experience of a tablet computer to mainstream automotive dashboards. More than twice the application throughput and 3-4x more powerful graphics and multimedia acceleration. Integrated multi-satellite GNSS capabilities support all global navigation systems, providing flexibility and improved satellite acquisition.

Indoors Location SiRFstarV™ SiRFusion™	We expect the infrastructure supporting Indoors Location for example indoors maps to become more established through 2013. Indoors Location has the potential for a wide range of applications such as social networking, promoting/locating shops or restaurants, and even particular products or brands that can be used by business to advertise what they provide, and from where they provide it.

SiRFstarV and SiRFusion platforms represent a new approach to location and navigation, supplementing traditional GPS location signals with other information such as other satellite systems, multiple radio systems, and various sensors, like accelerometers, gyros and compasses. We gave a live, hands-on demonstration of CSR’s industry-leading indoor location and navigation capabilities at an Indoor Navigation Seminar at the Museum of Contemporary Art in Taipei, Taiwan on August 1, 2012. In January 2013, SiRFstarV and SiRFusion location technologies were honoured at the CES Best of Innovation Design and Innovation Awards, in the Embedded Technologies category.

Imaging COACH16™ COACH15s™

Whether it’s for moving or still pictures, consumers want the ability to take high definition images whether on their smartphone, or specialist cameras, whatever the light level and wherever they are located, whether indoors, or outside. CSR has technologies that are being used by some of the world’s leading imaging companies across different product groups. The performance of our latest imaging chip makes it suitable for camcorders and other mobile video applications, including those in digital single lens reflex cameras, sport cameras, security cameras and mobile drive recorders.

COACH16 is CSR’s flagship Digital Camera Processor that provides support for the most advanced features in today’s high-performance still and motion-image portable devices.

COACH15s is a single chip solution for compact digital still cameras and video applications.

www.csr.com	12	13

Business and financial review

Introduction

We are a leading provider of platform technology solutions for the consumer electronics market. Platforms are more complex and sophisticated than individual components, and generally contain broad functionality to directly enhance our customers’ end products. Our solutions are used by many of the world’s leading companies and incorporated into consumer products that are used by millions of people across the world. We deploy our portfolio of technologies in location, audio, video and connectivity to create innovative solutions to serve multiple market segments including Voice & Music, Automotive Infotainment, Imaging, Bluetooth Smart and Indoors Location. Our platforms are utilised by many companies as part of their end product to enable a variety of functions such as location, connectivity, and audio or video delivery.

We strive continually to develop innovative products that enhance people’s experiences throughout their daily lives.

Knowing where we are: CSR is one of the leading providers of technologies that enable people to know where they are. Our Global Navigation Satellite Systems (GNSS) location products are used in personal navigation devices (PND), mobile phones, watches, GPS devices and cars. We have also developed technology to help negotiate around a shopping complex or public buildings such as railway stations or airports, which we refer to as Indoors Location. Our technologies have been at the forefront of providing location solutions and we believe our Indoors Location is a breakthrough in helping people know and navigate their whereabouts, within buildings.

Information and entertainment in the car: The cars which people drive increasingly contain features which are supported by CSR technologies. Our technology supports a range of information and entertainment devices in cars, ranging from navigation to DVD players, or that connect your tablet or phone to the car’s sound and video systems. Our Wi-Fi will allow a driver to synchronise a music collection over the air from a Wi-Fi enabled server, or for a technician to download information from a vehicle automated management system; while our Bluetooth supports hands free communication, so a mobile phone can be used to take and receive calls or listen to text messages.

Content on the move: Whether it’s music “on the go” that you are after, with your headphones paired to your smartphone or music player, or whether you wish to set up a completely integrated sound system in your home, CSR enables the solutions that allow you to connect wirelessly. Our technologies combine the versatility of wireless solutions with world class sound experience, and have been adopted by many of the world’s leading providers of sound systems.

Capturing our world: The ability to make videos or take photographs, to store them, print them, load them onto the web or share them with friends, is enabled by our technologies in imaging, video processing and data transfer. Our solutions enable the capture of pin sharp images, even at poor light levels, helping you to create high quality images and video. Sharing your work is also made easier using CSR solutions. If you want to print documents or images, our integrated solutions mean that you can connect easily from your mobile devices, including tablets and smartphones to printers.

Health & fitness: CSR has worked on a suite of products using low-power wireless connectivity that enables you to monitor your fitness performance and health on the move, by recording, storing and communicating information in real time. If you want to have a run or cycle and measure your heart rate, or analyse your fitness data as you go, or immediately after, the technology is already available and has been adopted by some of the largest providers of such leisure devices.

Securing our information: CSR is developing a range of solutions that use different technologies, including near field communications (NFC), Bluetooth Smart and indoors location, to enhance the security of information.

Our Business Model

Our strategy

In recent years, we have pursued a strategy designed to build the portfolio of technologies and provide access to the market segments that is described above. This has brought about significant diversification of the technologies we have under development. It has also broadened our market presence and customer base. We have moved beyond the design and supply of single technology semiconductor products and related software solutions (predominantly using the Bluetooth standard for the mobile handset that characterised our focus following our IPO in 2004) to a global business providing innovative and multifunction platforms.

We are a “fabless” semiconductor company. We design and develop semiconductor integrated circuits (chips) and software and use third-party independent manufacturing facilities to manufacture and test our products. Our manufacturing (wafer fabrication, assembly and test) is subcontracted to world class leading foundry and OSAT partners. The manufacturing is predominantly undertaken in Taiwan, however other locations include China, South Korea, the United States, Europe, Israel, Malaysia and Singapore. Our solutions increasingly also include software, both on our chips and as part of broader system solutions.

Our products are incorporated by many companies in their own end products that they supply, primarily to consumer based markets. Using our proprietary technology, CSR‘s products support a multitude of differentiated and innovative consumer experiences as outlined in more detail above. We sell directly to the producers of consumer electronic equipment, as well as to ODMs and distributors, and therefore our

CSR plc Annual Report and Financial Statements 2012

Business and financial review

technologies and their lifecycles are impacted by the product cycle of many consumer end products.

Our objectives are to develop differentiated technologies that enable us to achieve market leading positions. We focus on targeting our chosen end markets such as Voice & Music, Automotive and Imaging with our integrated and differentiated technology platforms, where we believe there is the potential to achieve sustainable growth with higher margins and returns. We believe our ongoing focus on our platform business supports these objectives. In 2012 60% of our revenues were derived from platforms business compared with 49% in 2011. Over the same period our underlying operating margins have increased from 5.8% in 2011 to 7.2% in 2012.

We are also investing in developing enhanced and connected solutions for adoption in markets which we believe offer growth potential. Examples of this investment include in technologies such as Bluetooth Smart and Indoors Location, two areas where we believe there could be significant growth over the coming years. We take a disciplined approach to capital allocation, investing in markets where we see the best prospects for profitable revenue growth.

We have combined organic growth, particularly in Voice & Music, with acquisitions, including most recently those of SiRF in 2009 and Zoran which completed in August 2011.

Over the period in which we have been implementing our strategy described above, mobile handsets have migrated from fashionable but, by comparison, simple feature phones to much more complex smartphones which have the power of mobile computers. As this radical shift has occurred, the platform devices for smartphones have become extraordinarily complex. Significant resources are required to develop the next generation of technology in this market, where the Application Processor is the central element of the platform. Large players have made multi-billion dollar investments to create and enhance the platform devices for smartphones which include applications processors and baseband modems. As a result, it became increasingly difficult for us to protect our gross margin and market share position in this segment. Therefore, in October 2012, we completed the disposal of our handset connectivity and handset location development operations and technology to Samsung Electronics Co., Ltd. for headline cash consideration of $310 million (subject to adjustment).

As part of our strategy and capital allocation policies, we take a disciplined approach to the markets that we address. To the extent we do not believe markets are attractive, we will exit those markets in a disciplined fashion. In 2011 we established the Legacy Business Group, and placed within it the Zoran video, set top box and DVD businesses, having made the decision no longer to invest in those areas. Those businesses performed in line with plan in 2012. Upon completion of the Samsung transaction mentioned above, we have added to the Legacy Business Group our handset location and handset connectivity revenue. We expect that revenue to decline sharply over the next two years

Continued technical innovation

Our strategy of developing leading platform solutions is an important part of our future growth as we continue to look to provide technology and solutions that will meet the needs of a wide range of consumer electronic devices which require enhanced technology.

Our strong position in platforms such as Imaging (within Consumer) and Voice & Music supports leading positions within a number of our target markets. We are also leveraging our established strengths in current markets to enable us to compete in new segments.

One example of how we are at the forefront of developing technologies for new markets is our work in Bluetooth Smart (formerly known as Bluetooth low energy), a very low-power version of Bluetooth. This low-power standard enables longer battery life, ideal for a range of Human-Interface-Devices (HIDs) such as keyboards and mice which are connected wirelessly to phones, tablets and PCs. We have developed a series of platforms for the Bluetooth Smart market.

Bluetooth Smart has seen a growth in adoption through 2012, with the result that the majority of new smartphones are now equipped with Bluetooth Smart Ready capabilities, which we believe is creating an ecosystem around this standard and will lead to further growth in this market. We believe our portfolio of products positions us well to capture the potential growth in the Bluetooth Smart market.

In the second quarter of 2012, we launched the CSR µEnergy SDK 1.4, the latest version of our software toolkit for the development of Bluetooth Smart devices. This updated CSR µEnergy SDK provides a development platform and includes the majority of the latest Bluetooth v4.0 profiles to enable developers to create new Bluetooth Smart devices quickly and with a low initial investment. In addition, the CSR µEnergy SDK 1.4 offers out-of-the-box operation with the latest devices running Apple’s iOS.

In September at the IBC 2012 show, CSR and SMK, a provider of remote control solutions, together demonstrated Bluetooth Smart enabled advanced remote control functionality based on the CSR1001 device, a single-mode Bluetooth low energy solution, and the CSR8510™ A10 device, a dual-mode Bluetooth solution optimised for human interface devices.

In the area of Voice & Music, in the third quarter of 2012, we introduced aptX Low Latency, a new audio coding technology that reduces the delay, or latency, of stereo audio signals over Bluetooth connectivity, effectively enabling consumers to watch video while listening to synchronised wireless audio. As a result, the product is ideally suited to wireless audio delivery for video and gaming applications.

We believe that our Indoors Location technology, which combines information from a variety of sources such as MEMS, pressure sensors, and cellular and wireless networks, is a leader in its field. It will enable users to locate where they are in places such as hospitals, shopping malls or train stations. Importantly, we believe that the ecosystem around this area is becoming more developed, which should lead to a greater take-up of this technology in the next few years.

Our SiRFstarV and SiRFusion location technologies were honoured in January 2013 in the Embedded Technologies category of the CES Best of Innovation Design and Innovation Awards.

www.csr.com	14	15

Business and financial review

continued

In the following section of this report, we explain how we have developed our platform related capabilities in each of our target markets.

Progress on Platforms

The technology arena in which CSR competes globally provides the potential for innovative ideas to excite and engage with consumers as well as set new standards in performance and end user experience. Our long-standing strategy is to focus on end markets with growth potential and where we have leading positions with integrated and differentiated technology platforms, which are more complex than components. We believe we currently operate in a number of areas where there are opportunities for medium to longer-term growth.

These include:

•	Auto; where increasing use of location, connectivity, imaging and video, are accelerating the use of infotainment in low and mid-end cars;

•	Voice & Music; where sound on mobile devices and thinner TVs is sent wirelessly to loudspeakers, soundbars or speaker docks;

Within Consumer:

•

Bluetooth Smart; which creates personal area networks around a device such as a Bluetooth Smart Ready smartphone, tablet, ultrabook, car or TV, which allows communicating with sensors for health and fitness, environmental and entertainment devices, as well as Human Interface Devices;

•

Indoors Location; where increased use of location has a broad range of potential applications such as search, mobile promotions and social networking, personal and asset tracking, and where potential additional legislation will place greater requirements on location technology, in which we believe we have breakthrough technology. Our Indoors Location solution is capable of providing location information even whilst the user is inside a building (for example, an airport) to greater accuracy than was previously possible because it relies on alternative methods of obtaining a position fix than those used by traditional satellite systems which will not operate where the built-up environment blocks or degrades signals, and

•	Imaging; where use of the camera and video is expanding into many new applications such as security and automotive markets.

We believe in all of these areas there is the potential for attractive market growth. Across the businesses in our Core portfolio which comprises Voice & Music; Consumer (Gaming, Cameras, Printing, Indoors Location and Bluetooth Smart); and Auto, industry analysts expect our underlying total addressable market to grow by a 10% compound annual growth rate (CAGR), from 2012 to 2017. In particular, Voice & Music is forecast to grow at 16% per annum (CAGR) in the same period, while Automotive Infotainment is expected to grow at 8% per annum (CAGR).

In Auto, as a result of our extended product portfolio, we believe we continue to be well positioned to take advantage of increasing attach rates in the auto infotainment space. We started to ship our new 40nm auto infotainment platform SiRFprimaII in the second quarter of 2012 and we saw our auto Wi-Fi being introduced by a number of Tier One customers in the first half of 2012. While we saw declining PND revenues during the year this was more than offset by the growth in automotive infotainment.

During the second quarter of 2012, we announced our first auto product based on the SiRFstarV architecture, a quad-GNSS location platform designed to support GPS, GLONASS, Galileo and Compass systems and optimised to address the ever more demanding needs of the automotive industry. We also announced RoadTunes™ SDK 3.0 for tighter integration of smartphones to in-vehicle systems such as steering wheel switches, head unit controls or vehicle touchscreens, and the CSR6030A11™, a feature-rich automotive-qualified standalone Wi-Fi solution.

During the third quarter of 2012, we introduced SiRFatlasVI, the latest generation of our mainstream Auto

Infotainment system-on-a -chip (SoC). It offers 3x CPU, 3x graphics and 6x multimedia performance improvements over the previous SiRFatlasV chip at a comparable BOM (bill-of-materials) cost.

During the fourth quarter of 2012, we announced the CSR8350 Bluetooth audio solution, which introduced our aptX® audio technology to the automotive market. It integrated three elements of a typical auto infotainment head unit: dual-mode Bluetooth 4.0 wireless connectivity, which goes beyond standard hands-free use cases to enable concurrent data communication with sensors, fobs, remotes and other Bluetooth Smart devices; wideband speech (also known as HD Voice) with noise and echo cancellation based on our latest seventh generation CVC® algorithm, which improves voice recognition and call clarity; and new on-chip A2DP stream decoding, which removes the resource burden from the host CPU.

In Voice & Music, we continued our market leadership in the area of Bluetooth stereo audio. We had excellent design win traction in the audio area, with a number of customer product launches in the year, including LGE, Nokia and Plantronics. This is contributing to continuing growth for streaming audio via Bluetooth. We had around 950 SIG (Bluetooth Special Interest Group) stereo end products listed during 2012. Recent positive trends in this area are such that we expect to see continued growth in the wireless audio market, as music is increasingly stored on mobile devices which have poor loudspeakers due to their form factor.

Our market-leading aptX® audio codec technology continued to see good adoption and new licensees during the year included, Fujitsu, HTC and Klipsch. We believe that continued adoption of aptX® technology helps us to maintain our market position for our chips in the wireless audio market. Our aptX® audio codec technology continues to see good market traction, with 120 licencees at the end of 2012, compared to 52 at the end of 2011.

In Consumer, the CSR1000 Bluetooth Smart (low energy) single-mode platform has been chosen by Nike for the newly launched Nike+ product line. Nike+ connects digitally-enabled footwear with an interactive smartphone application and includes

CSR plc Annual Report and Financial Statements 2012

Business and financial review

two new experiences, Nike+ Basketball and Nike+ Training. The Nike+ Training and basketball shoes include pressure sensors in the base of each shoe that collect data about the user’s movements. Data can be synchronised live or at the end of the session via the app and Nike+ online tool, which is then translated into different metrics to provide information about either a user’s workout or their game, for example running speed, or vertical jump height.

In April 2012, we introduced the Quatro® 5300 series of programmable imaging processors, which are integrated solutions for developing the next generation of printers, scanners and all-in-ones to meet the latest EU and US energy-efficiency requirements. Our COACH14™ (camera-on-a-chip) was deployed by a number of companies during the third quarter of 2012 and we saw increased demand for Wi-Fi connected cameras. We also delivered the first customer samples of our mid-range COACH15™ platform.

During the fourth quarter of 2012, we introduced COACH16, our new flagship Digital Camera Processor that provides support for high-performance still and motion-image portable devices, including Digital Single-Lens Reflex (DSLR) cameras, Mirrorless Interchangeable Lens Cameras (MILC) and high-end Digital Still Cameras (DSC). The performance of COACH16 also makes it suitable for camcorders and other mobile video applications, including those in sport cameras, security cameras and mobile drive recorders.

During the fourth quarter of 2012, we announced the latest version of our IPS Universal Print Interpreter which supports all major print languages and protocols, including printing from Google’s Cloud Print and Apple iOS devices. It ensures that printers can handle print jobs from the widest variety of sources, including desktop PCs, tablets, smartphones and other mobile devices, on-premise and cloud-based ERP systems, as well as graphic arts and engineering applications.

We expect Bluetooth Smart to begin making a contribution to revenue from 2013 onwards.

Trends in our External Marketplace

Our results of operations during 2010-2012 were materially affected by the following trends within the semiconductor industry in which we operate, several of which are likely to continue and which we expect are likely to affect performance in 2013. These include:

•	changes in the size of the differing markets covering our products and technologies;

•	prevailing economic uncertainty, which affects the level of demand for consumer related products that use connectivity, location, audio and imaging technologies;

•	the impact of intense competition from third parties, including in respect of product features, pricing strategies and release of new products;

•	the recognised trend in the semiconductor integrated circuits industry for declining average selling prices;

•	the tendency for demand for consumer products to be affected by seasonality;

•	cyclical trends in the semiconductor industry generally;

•	reduction in nanometer nodes to allow improved throughput and functionality;

•	changes in consumer demand for particular applications, for example the integration of standalone functions into devices like smartphones;

•	change in the semiconductor industry which can affect the availability of sufficient capacity to meet our demands for integrated circuits;

•	fluctuations in currency exchange rates which can affect our costs in light of the global nature of our business; and

•	litigation associated with alleged infringement of proprietary rights which is commonplace in the industry.

As we look to 2013 and beyond, demand for the products incorporating the technologies we offer is expected by industry analysts to grow at an annual compound growth rate of 10% between 2012 and 2017.

The majority of the technology which we develop and supply to our customers is installed into devices which are sold to consumer markets. Demand for consumer products and therefore for our own products is subject to seasonal variation for the types of goods in which our products and technologies are used. This in turn affects our results which typically are stronger in the second and third quarters of a financial year as our customers increase orders in anticipation of demand for their own products.

We rely on our suppliers to provide the volumes of integrated circuits sufficient to meet the demands for our products from our customers. Our largest suppliers have continued to expand their capacities in the face of increasing demand. In most instances the strength of CSR’s relationship with its primary suppliers has enabled us to meet nearly all customer demands within the lead times of our manufacturers. We work to maintain a strong relationship with our suppliers and the Company has benefited from the commitment of a number of key partners who have supported our business. We continue to work closely with our suppliers as we seek to ensure our business requirements are able to be satisfied.

Overview

Our revenue is generated principally from the sale of products to original equipment manufacturers (OEMs) and original design manufacturers (ODMs) predominantly serving retail consumer markets. Our revenue in 2012 was $1,025.4 million, an increase of 21% compared to $845.2 million in 2011 (2010: $800.6 million).

As explained in more detail on page 19 below, our business is organized into two business groups: Core, which comprises our reporting segments of Auto, Voice & Music and Consumer, and Legacy, which is a stand-alone reporting segment comprising business in products where we have discontinued further development. For 2012 our revenue was comprised of $661.1 million (65%) from our Core business and $364.3 million (35%) from our Legacy business.

Revenue for the first half of 2012 of $493.5 million represented an increase of 38% on the comparable period in 2011 ($357.8 million). This increase reflected revenue growth across all business areas, but especially within the Consumer business area which increased by 140%, reflecting the inclusion of Zoran revenues throughout the first half of 2012. We experienced increased demand for many of our products, including those from

www.csr.com	16	17

Business and

financial review

continued

Summary Financial Performance
	IFRS			Underlying*
52 weeks ended 28 December 2012	2012 ($)	2011 ($)		2012 ($)	2011 ($)
Revenue	1,025.4m	845.2m		1,025.4m	845.2m
Gross margin	49.6%	45.5%		50.8%	49.8%
Gain on disposal of development operations	127.2m	–		–	–
Operating profit/(loss)	107.9m	(48.4m	)	74.0m	49.2m
Profit for the period	51.2m	33.9m		55.4m	36.8m
Diluted earnings per share	0.25	0.19		0.27	0.20
Net cash from operating activities	73.9m	12.6m		73.9m	12.6m
Treasury deposits, cash and cash equivalents	333.3m	277.8m		333.3m	277.8m

* Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, fair value adjustments to inventory, share-based payment charges, acquisition fees, integration & restructuring costs, litigation and patent settlement costs, gain on disposal of development operations, other operating income, option premium for options on tender offer, the unwinding of discount on litigation settlements, the loss on close period share buybacks, the recognition of tax losses brought forward, the deferred tax effect of changes in the UK tax rate and the movement on uncertain tax positions. Please refer to the non-GAAP measures section on page 21 for a discussion on the differences between IFRS and underlying results and a full reconciliation of IFRS to underlying measures.

customers in the Automotive segment, as well as for our Voice & Music related products.

The second half of 2012 experienced an increase in revenue to $531.9 million, compared with $487.4 million for the same period in 2011. The year on year increase was mainly due to continued growth in Voice & Music of 24%, and the inclusion of Zoran revenue across the full year, compared to only four months in the second half of 2011. Revenues in the second half were higher than the earlier part of the year, reflecting the usual seasonal trend in consumer demand.

Our gross margin for 2012 was 49.6%, compared to 45.5% in 2011 (2010: 47.0%). The increase in gross margin for 2012 was mainly due to the positive impact of the shift in product mix away from Handsets to Voice & Music which has higher gross margins. This increase was partially offset by the full year impact of the additional amortization costs on assets acquired as part of the Zoran acquisition. Underlying gross margin for 2012 was 50.8%, compared to 49.8% in 2011 (2010: 47.7%), due to the shift in product mix mentioned above.

We invested $290.4 million in R&D in 2012 compared with $241.8 million in 2011 and $199.9 million in 2010. The increase mainly reflected the inclusion of R&D resource acquired with Zoran for a full year, compared to four months in 2011, our continued investment in developing technologies such as Bluetooth Smart and Indoors Location, and the development of lower process nodes (which will allow the development of smaller silicon chips with less power consumption). This was partially offset by cost base reductions through restructuring and integration changes put in place during the year, including the transfer of employees as part of the Samsung transaction mentioned below. We will continue to invest in R&D to protect our market position and therefore expect R&D expenditure to remain broadly in line with our current run-rate over the next two years.

Our SG&A costs were $238.0 million in 2012 compared with $191.4 million in 2011 and $182.9 million in 2010. The increase in the year was mostly due to the inclusion of the cost base acquired with Zoran for a full year, compared to four months in 2011. Whilst we completed restructuring and integration plans in 2012, the costs of completing the programme exceeded the impact of the savings booked. The full benefit of this programme will be seen in a reduced SG&A run rate in 2013 and onwards.

On 4 October 2012, we completed the transfer of our handset connectivity and related handset location development operations to Samsung (“the Samsung transaction”), for cash consideration of $310 million. The Samsung transaction included the transfer of 311 employees, 21 US patents (together with their international counterparts) and rights of use in the Company’s handset connectivity and handset location technologies. A profit of $127.2 million has been recorded and is reported as part of our continuing operations in the financial statements. Further details on this transaction can be found in note 38 in the notes to the financial statements. In addition, as part of the terms of the Samsung transaction, 9,925,000 shares in the Company were acquired by Samsung Electronics European Holding

Cooperitief U.A. for $34.4 million, which represented 4.9% of the Company’s issued share capital at the date of purchase.

Our operating profit for 2012 was $107.9 million, compared to an operating loss of $48.4 million in 2011 (2010: operating loss of $6.3 million). The operating profit in 2012 included profit arising on the Samsung transaction of $127.2 million, restructuring charges of $27.5 million, patent settlement costs of $15.5 million and the changes in gross margin mentioned above. Underlying operating profit for 2012 was $74.0 million compared to

CSR plc Annual Report and Financial Statements 2012

Business and financial review

$49.2 million for 2011 (2010: $78.9 million). This increase reflected the effect of improvements in gross margin offset by the increase in R&D expenditure. The lower underlying operating profit in 2011 compared to 2010 reflected reduced revenues in handsets and automotive as well as the cost base acquired from the Zoran businesses for the four months from August 2011.

Our net profit for the period in 2012 was $51.2 million, compared to a net profit of $33.9 million in 2011 (2010: $16.6 million). The increase from 2011 to 2012 reflected the increase in operating profit, including a contribution of $127.2 million from the Samsung transaction. This was partially offset by a $50.7 million tax charge, compared with an $85.3 million tax credit in 2011 (2010: tax credit of $22.3 million). The tax charge in 2012 mainly resulted from the Samsung transaction whilst the credit in 2011 arose from recognition of tax losses and other temporary differences acquired with Zoran and SiRF.

Cash, cash equivalents and treasury deposits increased to $333.3 million at 28 December 2012 from $277.8 million at 30 December 2011. This increase was mainly the net result of cash generated from operating activities in 2012 of $73.9 million (2011: $12.6 million; 2010: $77.9 million), the $310 million cash received from the Samsung transaction, and $34.4 million equity injection as part of this transaction less $285 million paid to shareholders in the tender offer and $21.3 million of dividend payments. (Dividend payments of $16.3 million in 2011; $nil in 2010).

Cash outflow during the period also reflected the buy-back of ordinary shares by the Company, following the announcement by the Board on 20 February 2012 of its intention to undertake the buy-back of the Company’s ordinary shares in an amount up to $50 million, under a general authority granted by shareholders. Purchases ended on 30 March 2012 at which point 2,450,484 ordinary shares had been acquired for an aggregate $9.4 million. During 2011, under authority granted in 2010, the Company bought back 7,796,000 ordinary shares for an aggregate of $47.5 million.

The Board is proposing a final dividend of $0.08 per ordinary share in respect of the 2012 financial year. This compares to the final dividend in respect of 2011 of $0.071 per ordinary share, and is consistent with the Board’s stated intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and Group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 22 May 2013, the final dividend will be paid on 31 May 2013 to shareholders of record on 10 May 2013. The final dividend will be paid in sterling.

Recent developments

On 31 December 2012, the Group signed a full and final settlement in respect of litigation with MOSAID Technologies Incorporated for $7.5 million. This amount was included within accruals in the financial statements and was fully paid in January 2013.

Our Segments

Segmental analysis

Following the Samsung transaction on 4 October 2012, we reorganised the internal reporting structure of the Group. The business is now divided into two business groups, Core and Legacy, which are comprised of business areas that represent the Group’s operating and reporting segments. These business areas are shown below:

Core

•	Automotive, representing automotive infotainment and portable navigation devices (PND).This segment is unchanged from the Automotive segment reported previously.

•	Voice & Music, representing all our audio products. This segment has been separated from the previous Home reporting segment.

•

Consumer, representing gaming, home entertainment, PCs, tablets, document imaging, health & fitness, and cameras. This segment includes our cameras business line and connectivity and location handset products which had previously been part of the Mobile business group and the remainder of the previous Home business group after Voice & Music has been separated. Products in new technologies such as Bluetooth Smart and Indoors Location are reported within the Consumer segment.

Legacy

•

Represents all business lines in which we have ceased further investment, including sales to customers of our handset connectivity and handset location products, DTV SoCs, Set Top Box SoCs and Digital Tuners. The handset connectivity and handset location products were previously disclosed in the Mobile reporting segment.

Results for each business area are regularly reviewed in various forums by senior management, including the CEO who is the Chief Operating Decision Maker as defined by IFRS 8 (Operating Segments), to understand how the business areas have impacted the results of the Group and to assist in the allocation of resources. Each business area has an individual manager responsible for its performance who sits on the executive management team.

These four business areas have been assessed as our operating and reporting segments in line with IFRS 8 and comparative results for 2010 and 2011 have been restated for comparability.

The table on page 20 presents our segmental revenue and segment operating result for 2012, 2011 and 2010. Zoran revenue is included in the 2011 data only for the portion of 2011 following the acquisition on 31 August 2011.

Automotive

In 2012, our Automotive segment revenues increased year-on-year by 3% to $212.1 million, compared with $205 million in 2011.

We saw strong revenue growth of 23% from in-dash and aftermarket products, where we continue to hold a leading position in Bluetooth and GPS technology, however this was offset by a 39% decline in PND revenues. The PND market continues to decline as navigation and location capabilities move towards in-dash navigation and location capabilities carried by smartphones. We expect this trend in the PND market to continue.

Looking forward for Automotive, we expect to see a further drive by manufacturers to increase the quality and quantity of infotainment technology content in cars, resulting in further growth in the automotive market which, we believe, will also

www.csr.com	18	19

Business and

financial review

continued

Our Segments Revenue	2012 $ million	2012 % Revenue	2011 $ million	2011 % Revenue	2012 vs. 2011 % change	2010 $ million	2010 % Revenue	2011 vs. 2010 % change
Automotive business area	212.2	20.7	205.0	24.3	3.5	223.1	27.9	(8.1)
Consumer business area	258.7	25.2	165.6	19.6	56.2	100.1	12.5	65.4
Voice & Music business area	190.2	18.5	149.9	17.7	26.9	138.3	17.3	8.4
Legacy Products business group	364.3	35.5	324.7	38.4	12.2	339.1	42.4	(4.2)
Total	1,025.4	100.0	845.2	100.0	21.3	800.6	100.0	5.6
Operating result (underlying operating profit (loss))
Automotive business area	3.2	0.3	10.6	1.3	(69.8)	44.8	5.6	(76.3)
Consumer business area	(15.6)	(1.5)	(8.0)	(0.9)	(95.0)	9.4	1.2	(185.1)
Voice & Music business area	75.1	7.3	59.5	7.0	26.2	47.9	6.0	24.2
Legacy Products business group	11.3	1.1	(12.9)	(1.5)	187.6	(23.1)	(2.9)	(44.2)
Total	74.0	7.2	49.2	5.9	50.4	79.0	9.9	(37.7)

directly contribute to the decline of the PND market in 2013 and beyond.

In 2011, our Automotive segment revenues declined year-on-year by 8% to $205.0 million, compared with $223.1 million in 2010. Strong performance in auto revenues as a result of higher attach rates for our technologies in the automotive market was offset by a sharp decline in PND sales in emerging markets.

Automotive underlying operating profit was $3.2 million in 2012 compared to an underlying operating profit of $10.6 million in 2011 (2010: underlying operating profit of $44.8 million). The decreased underlying operating profit in 2012 compared to 2011 was a result of increased investment in new automotive products which either launched in the fourth quarter of 2012, or are due to launch in the first half of 2013. The investment costs have therefore exceeded revenue on these products in 2012.

The decrease in Automotive underlying operating profit in 2011 as compared to 2010 was due to the falling revenues and significant investment in the next generation of Automotive location products.

Consumer

During 2012, overall revenue in our Consumer segment increased by 56% to $258.7 million, compared with $165.6 million in 2011. This increase was driven by the inclusion of the full year revenue ($168.7 million) from business lines acquired with Zoran (compared with revenues from Zoran of $58.9 million for the four months in 2011).

While revenues in Gaming have been under pressure, we continue to supply the two major companies that utilise Bluetooth for their gaming controllers and expect Gaming revenues to stabilise in the coming quarters.

Camera revenue on a like-for-like basis for the full year declined slightly compared to 2011, due to the marked shift in consumer led demand away from digital-still cameras to in-built imaging and video within smartphones, which negatively impacted our Camera product line. We expect to see a continued decline in the overall market for digital-still cameras in 2013.

The Consumer segment includes the Bluetooth Smart and Indoors Location nascent technologies, where we have continued to invest to develop new product offerings. We expect to see increased R&D expenditure in the Consumer segment during 2013, where we believe that adoption of our leading solutions including Bluetooth Smart and Indoors Location can create increased revenue opportunities, and product diversification in the future.

The underlying operating loss for Consumer in 2012 was $15.6 million compared to a loss of $8.0 million in

2011 (2010: underlying operating profit of $9.4 million). The increased underlying operating loss during 2012 was mainly the result of increased investment in developing new technologies, and the decline in the camera marketplace described above. The fall in Consumer profitability between 2010 and 2011 was a caused by the first phase of investment in new technologies mentioned above.

Voice & Music

Revenues for Voice & Music in 2012 were $190.2 million, compared to $149.9 million in 2011, an increase of 27%. CSR continues to enjoy a leading position in wireless audio supported by our continuing development and innovation to offer improved audio quality for end consumers. We have seen growth for Bluetooth audio streaming products, while our CSR8600 next generation audio platform has experienced strong customer demand in the relatively new markets of stereo headsets, active speakers and speaker docks. During 2013 we expect to see further growth in this business driven mainly by demand for stereo headsets, soundbars and speaker boxes.

In 2011, Voice & Music revenues grew by 8% to $149.9 million from $138.3 million in 2010, with the majority of growth derived from the headset market, where shipment volumes increased and revenues

CSR plc Annual Report and Financial Statements 2012

Business and financial review

increased significantly correcting the market oversupply problems experienced in the first half of 2010.

Voice & Music underlying operating profit in 2012 was $75.1 million compared to an underlying operating profit of $59.5 million in 2011 (2010: $47.9 million). The increased Voice & Music underlying operating profit in 2012 was as a result of revenue changes mentioned above, since the new markets of stereo headsets, active speakers and speaker docks command higher margins. In 2011, Voice & Music underlying operating profit increased as compared to 2010 as a result of the growth in volume for higher margin products such as headsets.

Legacy

As described on page 19, the Legacy segment comprises business in which we have ceased investment. In 2012, Legacy revenue was $364.3 million (35% of total revenue) compared to $324.7 million in 2011 (38%).

In July 2012, when we announced the Samsung transaction we explained that, under the terms of the transaction, we would discontinue developing further products targeted specifically for the handset connectivity and handset location markets, but would be retaining the revenues derived from the sale of our existing products to customers. As a consequence these product revenues were transferred into the Legacy segment. We expect revenue from the business lines comprising Legacy to decline over the next two years.

As previously reported, on 12 December 2011, we discontinued investment in the digital television system-on-a-chip and silicon tuner business lines acquired as part of the Zoran acquisition in August 2011. Zoran had previously discontinued investment in the related areas of DVD players and Set Top Boxes. For these business lines we expect to cease generating revenue during 2014.

The Legacy segment made an underlying operating profit in 2012 of $11.3 million (2011: underlying operating loss $12.9 million). This improvement was due to the discontinuation of investment in Zoran entertainment products mentioned above, offset by declining margins in the handsets business.

Non-GAAP financial measures

We prepare our financial statements in accordance with IFRS. This Business and Financial Review includes measures (“non-GAAP financial measures”), which we identify with the qualifier “underlying,” which exclude amounts that are included in the most directly comparable measure calculated in accordance with IFRS, or include amounts that are excluded from such comparable IFRS measures. Non-GAAP financial measures as reported by us, may not be comparable with similarly titled amounts reported by other companies. In particular, we present, and discuss, in the table on page 22 the non-GAAP financial measures and their comparison to IFRS.

Our Financial Performance The following table summarises our income statement:
	2012 $ million	2011 $ million	2010 $ million

Revenue	1,025.4	845.2	800.6
Other cost of sales	(505.0)	(424.0)	(418.4)
Amortisation of acquired intangible assets	(11.3)	(8.2)	(5.7)
Fair value adjustment to inventory	–	(28.2)	–
Gross profit	509.1	384.8	376.5
Other research and development expenses	(272.3)	(228.6)	(189.2)
Share-based payment charges	(15.0)	(7.7)	(5.7)
Amortisation of acquired intangible assets	(3.1)	(5.5)	(5.0)
Total Research and development expenses	(290.4)	(241.8)	(199.9)
Other sales, general and administrative expenses	(174.1)	(143.4)	(114.1)
Share-based payment charges	(12.8)	(6.5)	(4.0)
Amortisation of acquired intangible assets	(8.3)	(4.9)	(3.5)
Integration and restructuring expenses	(27.5)	(33.7)	(1.1)
Acquisition-related fees	–	(13.0)	(0.4)
Litigation and patent settlement	(15.5)	(6.0)	(59.8)
Litigation settlement income	–	14.5	–
De-recognition of contingent consideration	–	1.6	–
Other operating income	0.2	–	–
Total Sales, general and administrative expenses	(238.0)	(191.4)	(182.9)
Gain on disposal of development operations	127.2	–	–
Operating profit (loss)	107.9	(48.4)	(6.3)
Investment income	1.2	1.6	0.8
Finance costs and other gains and losses	(7.1)	(4.7)	(0.2)
Profit (loss) before tax	102.0	(51.5)	(5.7)
Tax	(50.8)	85.4	22.3
Profit for the period	51.2	33.9	16.6

www.csr.com	20	21

Business and financial review

continued

Reconciliation of non-GAAP financial measure to its most directly comparable IFRS measure:

Non-GAAP Financial Measure	Explanation	Most Directly Comparable IFRS Measure
underlying research and development expenses	represents “research and development expenses” excluding “share based payment charges” and “amortisation of acquired intangible assets”	research and development expenses
underlying sales, general and administrative expenses	represents “sales, general and administrative expenses” excluding “share based payment charges”, “amortisation of acquired intangible assets”, “litigation settlement”, and “integration and restructuring charges”	sales, general and administration expenses
underlying gross profit	represents “revenue” less “cost of sales” and excludes “amortisation of acquired intangible assets” and “fair value adjustment to inventory” recorded before “gross profit”	gross profit
underlying gross margin	represents the ratio of underlying gross profit to revenue	gross margin
underlying cost of sales	represents “cost of sales” less “amortisation of acquired intangible assets”	cost of sales
underlying operating profit	represents “underlying gross profit” after deduction of “underlying research and development” and “underlying sales, general and administrative expenses	operating profit
underlying net profit	represents “underlying operating profit”, plus investment income, less finance costs, excluding the tender offer option premium and unwinding of the discount on non-underlying items, plus “underlying tax”.	profit for the period
underlying tax	represents “underlying operating profit”, plus investment income, less finance costs, excluding the tender offer option premium and unwinding of the discount on non-underlying items, plus “underlying tax”.	tax
underlying diluted earnings per share	represents underlying net profit divided by the weighted average number of diluted shares	diluted earnings per share
free cash flow	represents cash generated by operations, less amounts spent on tangible and intangible fixed assets	cash generated from operations

CSR plc Annual Report and Financial Statements 2012

Business and financial review

We believe the non-GAAP financial measures that we use, along with comparable IFRS measures, are useful to investors. Our management uses these measures, along with the most directly comparable IFRS financial measures, in evaluating our operating performance and value creation. These measures also form the basis for management’s performance targets and resource allocation decisions, and we use them to determine and manage the long term growth of the business. We present and discuss these measures in order to:

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

Beginning on page 24 we provide a reconciliation of each measure to the nearest IFRS measure: underlying operating profit to IFRS operating profit, underlying gross profit to IFRS gross profit, underlying gross margin to IFRS gross margin, underlying net profit to IFRS net profit (loss), underlying operating expenses to IFRS operating expenses, (being R&D and SG&A expenses) underlying tax to IFRS tax, underlying diluted earnings per share to diluted earnings per share and free cash flow to cash generated by operations.

In each of the underlying measures we add back the amortisation and impairment of acquired intangible assets, including goodwill. Our revenue is driven by our customer relationships and the performance of our technology, some of which is internally generated and some of which has been acquired. The acquired technologies and customer relationships are assigned a finite life and result in an amortisation charge being recorded in arriving at operating profit. There are no similar charges associated with our internally generated technology and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding amortisation of acquired intangible assets and goodwill impairment from our measures of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

Within gross profit, which comprises selling prices less the cost of manufacture, we also add back the fair value adjustments to inventory recognised on our acquisitions of Zoran in 2011. On acquisition, inventory is stated at fair value, which leads to a higher valuation than for stock acquired in our usual business activity. During 2011, our IFRS gross profit was therefore reduced due to these acquisition accounting rules. The underlying gross margin values inventory in all years under the usual rules and we believe that this gives useful information about the operating performance and allows easier comparison around performance compared to prior periods.

From time to time events occur which due to their size or nature are considered separately when discussing the trading performance of the Group. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the operating profit and results for the year. Therefore any gains and losses on such items are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood. Where items are excluded from the underlying results we provide additional information on these items to enable a full understanding of the events and their financial impact. Examples of such items are;

•	acquisition related fees and fair value adjustments to inventory arising from the Zoran acquisition in 2011;
•	gains arising on significant disposals such as the Samsung transaction during 2012;

•	litigation and patent settlements in 2012, 2011 and 2010;

•	the cost of entering into foreign exchange derivatives to hedge currency exposure on large transactions, such as the option cost arising on the tender offer in 2012; and

•	restructuring programmes following the previously mentioned acquisitions.

In each of the underlying measures we add back share-based compensation costs. We believe share option charges reflects a non-cash cost which may obscure the trends in the underlying business and these charges are based on a number of assumptions linked to our share price, the volatility of our share price, the expected performance of our share price compared to a number of other comparator companies and assumptions around employee behaviour. Therefore segment managers are not held accountable for the impact of this item on their results of operations.

Further, management believes that due to these subjective assumptions involved in determining the fair value of equity awards and the varying methodologies used to determine equity based compensation across various companies, excluding these amounts from underlying operating profit and underlying net profit (loss) enhances comparisons of the underlying operating performance of the business with other similar companies. Therefore any charges from these share-based payments are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood.

In underlying diluted earnings per share and underlying tax, in order to ensure that the impact of the items discussed above can be understood, we exclude the tax effects of the adjustments made to underlying operating profit and the recognition of deferred tax assets for tax losses.

Caution

CSR cautions that, whilst we have defined underlying cost of sales, underlying gross profit, underlying gross margin, underlying research and development expenses,

www.csr.com	22	23

Business and financial review

continued

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

Underlying measures

The tables below and opposite reconcile our underlying measures to the information presented in our consolidated income statement for the current year, and prior year comparatives. Specifically they reconcile “underlying gross profit” to the heading “gross profit”, “underlying research and development expenses” to the heading “total research and development expenses”, “underlying sales, general and administrative expenses” to the heading “total sales, general and administrative expenses”, “underlying operating profit” to the heading “operating profit (loss), “underlying net profit” to the heading “profit for the period”, “underlying tax” to the heading “tax” and “underlying diluted earnings per share” to the heading “diluted earnings per share”.

Underlying diluted earnings per share

Underlying diluted earnings per share is calculated as underlying net profit as shown on page 22, divided by the weighted average number of diluted shares as on page 25.

The table on page 25 gives a reconciliation of diluted shares to the diluted shares used in calculating earnings per share as presented on the consolidated income statement in the financial statements for the three years presented in the income statement. The numbers differ for 2009 and 2008 as in the loss per share calculation presented for those periods, share options are not dilutive, however they are dilutive for underlying dilutive earnings per share as underlying earnings represented a profit in both these years. There is no difference in the number of dilutive shares for 2012, 2011, 2010, 2007, 2006, and 2005.

Free cash flow

Free cash flow is calculated as cash generated by operations (as per the consolidated cash flow statement in the financial statements) less expenditure on tangible and intangible assets (not including those acquired through acquisition) in the 52 week period (as shown on the cash flow statement).

The table on page 25 gives a reconciliation of “free cash flow” to the heading “cash generated by operations” as presented on the consolidated cash flow statement here for the three years presented in the cash flow statement. The calculations for 2005, 2006, 2007 and 2008 which are utilised in the Key Performance Indicator section for calculation of free cash flow are performed on a consistent basis.

IFRS to Underlying Profit Reconciliation 2012
52 weeks ended 28 December 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $

IFRS	509,077	49.6	(290,346)	(237,996)	107,913	101,982	(50,749)	51,233	0.25
Amortisation of intangibles	11,342	1.2	3,124	8,266	22,732	22,732	(6,184)	16,548	0.08
Share based payment charges	–	–	14,894	12,859	27,753	27,753	(4,387)	23,366	0.11
Integration and restructuring	–	–	–	27,523	27,523	27,523	(3,523)	24,000	0.12
Litigation settlement	–	–	–	15,500	15,500	15,500	(3,798)	11,702	0.06
Gain on disposal of development operations	–	–	–	–	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Other operating income	–	–	–	(214)	(214)	(214)	52	(162)	–
Option premium for option on tender offer	–	–	–	–	–	2,098	(514)	1,584	0.01
Unwinding of discount on non-underlying items	–	–	–	–	–	2,330	(571)	1,759	0.01
Deferred tax effect of change in UK tax rate	–	–	–	–	–	–	2,050	2,050	0.01
Recognition of tax losses brought forward	–	–	–	–	–	–	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	–	–	–	–	–	–	2,939	2,939	0.01
Underlying	520,419	50.8	(272,328)	(174,062)	74,029	72,526	(17,155)	55,371	0.27

CSR plc Annual Report and Financial Statements 2012

Business and financial review

IFRS to Underlying Profit Reconciliation 2011
52 weeks ended 30 December 2011	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $

IFRS	384,735	45.5	(241,763)	(191,337)	(48,365)	(51,464)	85,330	33,866	0.19
Amortisation of intangibles	8,224	1.0	5,525	4,932	18,681	18,681	(5,592)	13,089	0.07
Fair value adjustment to inventory	28,187	3.3	–	–	28,187	28,187	(10,990)	17,197	0.09
Share based payment charges	–	–	7,665	6,465	14,130	14,130	242	14,372	0.08
Acquisition fees	–	–	–	13,004	13,004	13,004	–	13,004	0.07
Integration and restructuring	–	–	–	33,721	33,721	33,721	(8,554)	25,167	0.14
Litigation settlement	–	–	–	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	–	–	–	6,000	6,000	6,000	(1,590)	4,410	0.02
De-recognition of contingent consideration	–	–	–	(1,620)	(1,620)	(1,620)	–	(1,620)	(0.01)
Unwinding of discount on litigation settlements	–	–	–	–	–	2,525	(669)	1,856	0.01
Recognition of tax losses brought forward	–	–	–	–	–	–	(76,152)	(76,152)	(0.42)
Loss on close period share buyback	–	–	–	–	–	338	–	338	–
Underlying	421,146	49.8	(228,573)	(143,367)	49,206	48,970	(12,162)	36,808	0.20

IFRS to Underlying Profit Reconciliation 2010
52 weeks ended 31 December 2010	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $

IFRS	376,578	47.0	(199,927)	(182,904)	(6,253)	(5,705)	22,331	16,626	0.09
Amortisation of intangibles	5,663	0.7	4,980	3,494	14,137	14,137	–	14,137	0.08
Share based payment charges	–	–	5,760	4,062	9,822	9,822	2,586	12,408	0.07
Acquisition fees	–	–	–	397	397	397	(57)	340	–
Integration and restructuring	–	–	–	1,085	1,085	1,085	(293)	792	–
Litigation settlement	–	–	–	59,788	59,788	59,788	(14,792)	44,996	0.25
Recognition of tax losses brought forward	–	–	–	–	–	–	(11,928)	(11,928)	(0.06)
Underlying	382,241	47.7	(189,187)	(114,078)	78,976	79,524	(2,153)	77,371	0.43

Weighted Average Shares
	52 weeks ended 28 December 2012	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010
	Number of shares	Number of shares	Number of shares
Weighted average number of shares used in diluted earnings per share calculations	203,231,504	181,393,972	181,033,874
Effect of dilutive potential ordinary shares – share options	–	–	–
Weighted average number of shares used in underlying diluted earnings per share calculations	203,231,504	181,393,972	181,033,874

Free Cash Flow
	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Cash generated by operations	77,937	16,153	70,579
Less:
Purchase of property, plant and equipment	(12,019)	(14,573)	(7,750)
Purchase of intangible assets	(13,610)	(4,245)	(6,771)
Free cash flow	52,308	(2,665)	56,058

www.csr.com	24	25

Business and financial review

continued

Financial Review

The tables below presents revenue, cost of sales, underlying cost of sales, gross profit, underlying gross profit, total research and development expenses, underlying research and development expenses, total sales, general and administrative expenses, underlying sales, general and administrative expenses, operating profit/(loss) and underlying operating profit, all in absolute terms and as a percentage of revenue, for 2012, 2011 and 2010.

Revenue

Our revenue in 2012 increased to $1,025.4 million, representing a 21% increase on 2011 revenue ($845.2 million). This comprised $661.1 million (or 65%) from our Core business and $364.3 million (or 35%) from Legacy. Of the 2012 revenue, our platform products accounted for 60% (2011: 49%).

Of the overall increase in revenue, approximately $301 million was due to the inclusion of the Zoran business for the full year. Excluding the contribution from Zoran, revenue fell by 1%. The main movements were due to growth in Voice & Music, offset by falling revenue in Legacy handset and Consumer gaming products. 2012 revenues were impacted by continuing decline in the PND market, which reduced the growth in the aggregate Auto segment. Details of the movement in revenue are described further in the “segmental analysis” section on pages 19 to 21.

Volume weighted average selling prices increased by approximately 8% year-on-year, predominantly due to the full year inclusion of the Zoran business, which has higher average selling prices. We anticipate that the forecast decline in revenues from Legacy, which has a relatively lower selling price for its products, will cause the volume weighted average selling price to continue to increase. For individual products, the trend of declining average selling prices as products mature is well established in our industry, and we expected this trend to continue. To mitigate this decline, we are investing in a combination of new products (which can command higher prices for new innovative features), and we expect an increased demand for certain of our products due to market growth and customer wins.

Our revenue in 2011 increased to $845.2 million, representing a 5.6% increase on 2010 revenue ($800.6 million). In August 2011, we acquired Zoran, which contributed $111.4 million to reported revenue for four months. Had Zoran been acquired on the first day of 2011, it would have contributed a total of $340.4 million of revenue in the year. Excluding the contribution from Zoran, revenues fell by 8.3%, which was due to a combination of declines in PND (within the Automotive business area) and Handset (within the Legacy business group) revenues, which were partially offset by growth in the Voice & Music segment.

Geographical analysis We operate in four principal geographic areas – Asia, the Americas (including the USA), the rest of Europe, and the UK. The table on page 27 provides, for the periods indicated, our revenue from external customers by geographical location, on the basis of customers’ manufacturing location.

Major Customers In 2012 the proportion of revenue derived from our top ten customers fell to 40% from 46% in 2011 (2010: 50%).

	2012		2011
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change

Revenue	1,025.4	100.0	845.2	100.0	180.2	21.3
Cost of sales	516.3	50.4	460.4	54.5	55.9	12.1
Underlying cost of sales	505.0	49.2	424.0	50.2	81.0	19.1
Gross profit	509.1	49.6	384.8	45.5	124.3	32.3
Underlying gross profit	520.4	50.8	421.2	49.8	99.2	23.6
Research and development expenses	290.4	28.3	241.8	28.6	48.6	20.1
Underlying Research and development expenses	272.3	26.6	228.6	27.0	43.7	19.1
Sales, general and administrative expenses	238.0	23.2	191.4	22.6	46.6	24.3
Underlying sales, general and administrative expenses	174.1	17.0	143.4	17.0	30.7	21.4
Gain on disposal of development operations	127.2	12.4	–	–	127.2	n/m
Operating profit (loss)	107.9	10.5	(48.4)	(5.7)	156.3	(322.9)
Underlying operating profit	74.0	7.2	49.2	5.8	24.8	50.4

	2011		2010
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change

Revenue	845.2	100.0	800.6	100.0	44.6	5.6
Cost of sales	460.4	54.5	424.0	53.0	36.4	8.6
Underlying cost of sales	424.0	50.2	418.4	52.3	5.6	1.3
Gross profit	384.8	45.5	376.6	47.0	8.2	2.2
Underlying gross profit	421.2	49.8	382.2	47.7	39.0	10.2
Research and development expenses	241.8	28.6	199.9	25.0	41.9	21.0
Underlying Research and development expenses	228.6	27.0	189.2	23.6	39.4	20.8
Sales, general and administrative expenses	191.4	22.6	182.9	22.8	8.5	4.6
Underlying sales, general and administrative expenses	143.4	17.0	114.1	14.3	29.3	25.7
Operating loss	(48.4)	(5.7)	(6.3)	(0.8)	(42.1)	668.3
Underlying operating profit	49.2	5.8	78.9	9.9	(29.7)	(37.6)

CSR plc Annual Report and Financial Statements 2012

Business and financial review

Recent acquisitions as well as growth in certain Automotive and Voice & Music products, where there are a higher proportion of smaller customers, have brought increased diversity to our customer base and has continued to reduce our dependency on a small number of key customers.

Sales to our single largest customer accounted for approximately 11% of revenue (approximately $113.9 million) in 2012, compared to 10% of revenue (approximately $87.3 million) in 2011 and 14% of revenue ($115.2 million) in 2010. In 2012, 2011 and 2010, only our largest customer exceeded 10% of revenue in the period. In 2012, revenue from our top five customers represented 30% of total revenue, as compared to 38% in 2011 and 42% in 2010.

Gross Profit In 2012, our gross margin, which is the ratio of gross profit to revenue increased to 49.6% from 45.5% in 2011 (where gross profit is revenue less, (a) cost of sales, which consists of the production cost of our semiconductor chips, inventory provision charges, warranty costs, and distribution costs, (b) amortisation of intangible assets and (c) any fair value adjustment to inventory). In absolute terms, gross profit increased from $384.8 million in 2011 to $509.1 million in 2012, an increase of 32%.

Gross profit in 2012 is stated after charging $11.3 million of amortisation of intangible assets (2011: $8.2 million), which were recognised on the acquisitions of Zoran in 2011 and SiRF in 2009 and related to developed products which are being sold. Excluding these charges, the underlying gross margin for 2012 was 50.8%.

In 2011, our gross margin, decreased to 45.5%, from 47.0% in 2010. In absolute terms, gross profit increased from $376.6 million in 2010 to $384.8 million in 2011, an increase of 2.2%.

Gross profit in 2011 reflected $28.2 million of fair value adjustments to inventory, which represented the release of the uplift on acquisition to the Zoran inventory from cost to fair value, and after charging $8.2 million of amortisation of intangible assets (2010: $5.7 million), which were recognised on the acquisitions of Zoran in 2011 and SiRF in 2009 and related to developed products which are being sold. Excluding these charges, the underlying gross margin for 2011 was 49.8%.

The increase in underlying gross margin from 49.8% in 2011 to 50.8% in 2012 reflected changes in the overall mix away from handsets towards the Automotive and Voice & Music segments, which have higher gross margins.

Research and Development R&D is further broken down into underlying research and development, share-based payment charges and amortisation of acquired intangible assets. Underlying R&D consists primarily of staff costs, engineering costs and depreciation. The table on page 28 sets forth the primary components of R&D expenses during 2012 and 2011.

In 2012, R&D costs were $290.4 million, a 20% increase from the $241.8 million in 2011.

Underlying R&D expenditure in 2012 was $272.3 million, an increase of 19% compared to $228.6 million in 2011. The increase was mainly due to the inclusion for a full 12 months of R&D headcount and cost base acquired as part of the Zoran acquisition which completed in the third quarter of 2011, partially offset by the discontinuation of investment in digital television systems-on-a-chip and silicon tuners. The Samsung transaction resulted in the transfer of 288 staff from R&D and the associated discontinuation of further investment in handset connectivity and handset location development.

The Samsung transaction and the completion of restructuring programmes announced in 2011, led to a decrease in R&D headcount for 2012 to 1,430 from 1,979 in 2011. However, the average 2012 headcount of 1,654 was higher than in 2011, due to the inclusion of employees acquired from the Zoran acquisition for the whole of 2012, compared to four months in 2011.

Share-based payment charges increased by $7.3 million from 2011 to 2012, due to additional grants and the change in fair value caused by the increase in the Company’s share price.

Amortisation of acquired intangibles fell compared to 2011, since assets acquired in historic acquisitions became fully amortised in the year.

The table on page 28 outlines the primary components of R&D expenses during 2011 and 2010.

In 2011, R&D costs were $241.8 million, a 21.0% increase from $199.9 million in 2010.

Underlying R&D expenditure in 2011 was $228.6 million, an increase of 22% compared to $189.2 million in 2010. This increase was mainly due to the inclusion of Zoran R&D costs of $33.0 million following the acquisition.

The acquisition of Zoran led to average R&D headcount increasing to 1,422 in 2011 from 1,052 in 2010. Combined R&D headcount at completion of our acquisition of Zoran was 1,997, which had fallen to 1,979 by the end of 2011 due to the implementation of cost reduction initiatives announced at the time of the acquisition of Zoran.

Geographical Analysis of Revenue
	52 weeks ended 28 December 2012 $ million	52 weeks ended 30 December 2011 $ million	52 weeks ended 31 December 2010 $ million
Asia	903.1	695.0	591.5
The Americas (including USA)	83.0	89.5	92.3
Rest of Europe	39.1	60.5	110.2
UK	0.2	0.2	6.6
	1,025.4	845.2	800.6

www.csr.com	26	27

Business and

financial review

continued

Share-based payment charges increased by $2.0 million in 2011, mainly due to the acquisition of Zoran.

The increase in amortisation of acquired intangible assets was due to the assets recognised on the acquisition of Zoran.

Sales, General & Administrative Sales, General & Administrative (SG&A) consists of total sales, general and administrative expenses; which we break down further into underlying sales, general and administrative expenses, amortisation of acquired intangible assets, share-based payment charges, acquisition related fees, patent settlement, integration and restructuring expenses and litigation dispute settlement costs, net of litigation settlement income and de-recognition of contingent consideration.

Sales, general and administrative costs in 2012 were $238.0 million, representing a 24% increase from $191.4 million in 2011. The principal reasons for this increase were:

•	the inclusion, during 2012, of a full year of underlying expenses acquired with the Zoran acquisition compared to the four months after acquisition in 2011;

•	restructuring costs decreased by $6.2 million compared to 2011, representing the completion of restructuring and integration activity following the Zoran acquisition, offset by new activity arising following the Samsung transaction; costs include $2.3 million impairment of certain capitalized licensing agreements;

•	amortisation of acquired intangible assets increased during 2012 to $8.3 million from $4.9 million in 2011 due to the full year inclusion of amortisation from the assets acquired with Zoran;

•	no further acquisition fees arose on the Zoran transaction during 2012;

•	patent settlement costs increased by $9.5 million, as a result of two comprehensive settlements of outstanding litigation. There was no litigation income in 2012 (2011: $14.5 million);

•	increased employee incentive costs arising in 2012; and

•	a $6.3 million increase in share-based payment charges from 2011 to 2012, due to additional grants and the change in fair value due to increases in the Company’s share price.

Underlying sales, general and administrative expenses were $174.1 million, representing a 21% increase compared to 2011 underlying sales, general and administrative expenses of $143.4 million. This increase was as a result of the increase in Zoran expenses, and the increased employee incentive costs.

Closing SG&A headcount fell from 966 at the end of 2011 to 687 as at 28 December 2012, largely due to restructuring activity following the Zoran acquisition and the transfer of 23 SG&A staff to Samsung. However the average headcount in the year at 820 was higher for all of 2012 than 2011 (611), due to the inclusion of staff acquired from Zoran.

Sales, general and administrative costs in 2011 were $191.4 million, representing a 5% increase from $182.9 million in 2010. This increase reflected the inclusion of $30.8 million of Zoran underlying expenses (other Zoran expenses are mainly included within the integration and restructuring costs of $33.7 million as they related to the restructuring) for the period post the acquisition, integration costs of $33.7 million, acquisition related fees of $13.0 million and patent settlement costs of $6.0 million. These more than offset the de-recognition of contingent consideration (associated with the aptX aquisition) of $1.6 million as milestones were not met, the year on year reduction resulting from the 2010 litigation settlement charge of $59.8 million, which was the result of the comprehensive settlement of all outstanding litigation with Broadcom Corporation and following our legal settlement with Broadcom Corporation, announced on 11 January 2011, we negotiated a legal recovery of $14.5 million from a third party in our favour. No further recoveries in favour of CSR in respect of the Broadcom settlement are anticipated.

Integration and restructuring charges in 2010 of $1.1 million related to the closure of our Stockholm office in the fourth quarter of 2010, and mainly represented employee severance costs.

Underlying sales, general and administrative expenses were $143.4 million in 2011; representing a 26% increase compared to 2010 underlying sales, general and administrative expenses of $114.1 million. This increase was as a result of the Zoran expenses mentioned above of $30.8 million, which more than offset the lower litigation costs following the settlement of the Broadcom litigation at the end of 2010. Headcount

	2012		2011		2012 vs. 2011
Research and development 2012/2011	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase $ million	% change
Underlying research and development	272.3	26.6	228.6	27.0	43.7	19.1
Share-based payment charges	15.0	1.5	7.7	0.9	7.3	94.8
Amortisation of acquired intangible assets	3.1	0.3	5.5	0.7	(2.4)	(43.6)
Total	290.4	28.3	241.8	28.6	48.6	20.1

	2011		2010		2011 vs. 2010
Research and development 2011/2010	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change
Underlying research and development	228.6	27.0	189.2	23.6	39.4	20.8
Share-based payment charges	7.7	0.9	5.7	0.8	2.0	35.1
Amortisation of acquired intangible assets	5.5	0.7	5.0	0.6	0.5	10.0
Total	241.8	28.6	199.9	25.0	41.9	21.0

CSR plc Annual Report and Financial Statements 2012

Business and financial review

The following table presents the components of SG&A during 2012 and 2011:
	2012		2011		2012 vs. 2011
	Amount $million	% of Revenue	Amount $million	% of Revenue	Increase (decrease) $million	% change
Sales, general and administrative
Underlying sales, general and administrative expenses	174.1	17.0	143.4	17.0	30.7	21.4
Amortisation of acquired intangible assets	8.3	0.8	4.9	0.6	3.4	69.4
Share-based payment charges	12.8	1.2	6.5	0.8	6.3	96.9
Integration and restructurings	27.5	2.7	33.7	4.0	(6.2)	(18.4)
Acquisition-related fees	–	–	13.0	1.5	(13.0)	(100.0)
Patent & Litigation settlement	15.5	1.5	6.0	0.7	9.5	158.3
Litigation settlement income	–	–	(14.5)	(1.7)	14.5	(100.0)
De-recognition of contingent consideration	–	–	(1.6)	(0.2)	1.6	(100.0)
Other operating income	(0.2)	–	–	–	(0.2)	n/m
Total	238.0	23.2	191.4	22.6	46.6	24.3

The following table presents the components of SG&A during 2011 and 2010:
	2011		2010		2011 vs. 2010
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change
Sales, general and administrative
Underlying sales, general and administrative expenses	143.4	17.0	114.1	14.3	29.3	25.7
Amortisation of acquired intangible assets	4.9	0.6	3.5	0.4	1.4	40.0
Share-based payment charges	6.5	0.8	4.0	0.5	2.5	62.5
Integration and restructuring	33.7	4.0	1.1	0.1	32.6	2,963.6
Litigation settlement	–	–	59.8	7.5	(59.8)	(100.0)
Acquisition-related fees	13.0	1.5	0.4	–	12.6	3,150.0
Patent settlement	6.0	0.7	–	–	6.0	n/m
Litigation settlement income	(14.5)	(1.7)	–	–	(14.5)	n/m
De-recognition of contingent consideration	(1.6)	(0.2)	–	–	(1.6)	n/m
Total	191.4	22.6	182.9	22.8	8.5	4.6

increased to an average of 611 in 2011 from the 2010 average headcount of 422, with the majority of the growth coming from the acquisition of Zoran. Combined SG&A headcount immediately following the Zoran acquisition was 1,276, although this had fallen to 966 by the end of 2011 as a result of the implementation of cost saving programmes.

Gain on Disposal On 4 October 2012, we completed the Samsung transaction, namely the transfer of our handset connectivity and handset location development operations to Samsung, for cash consideration of $310 million. The transaction included the transfer of 311 employees in addition to rights over certain of our connectivity and location technology for handsets and the transfer of 21 US patents including their respective international counterparts. A gain of $127.2 million has been recorded as a result of this transaction, which is disclosed as part of continuing operations. See note 38 in the notes to the consolidated financial statements for further details.

Operating Result Operating profit for 2012 was $107.9 million compared to a loss of $48.4 million in 2011. This increase was mainly driven by the profit derived from the Samsung transaction of $127.2 million, the full year impact of revenue and costs following the Zoran acquisition, and the other changes in gross margin, R&D expenditure and SG&A cost described above.

The operating margin in 2012 (including the operating expense items noted above) was a profit of 10.5% compared to a loss of 5.7% in 2011.

Underlying operating profit for 2012 was $74.0 million compared to $49.2 million for 2011. The underlying operating margin for 2012 was 7.2% compared to 5.8% in 2011.

The operating loss for 2011 was $48.4 million compared to a loss of $6.3 million in 2010. The increased loss was primarily the result of the costs relating to the acquisition of Zoran; as well as the inclusion of the loss for the Zoran businesses for the period post acquisition.

Investment income Our investment income primarily represents interest earned on our cash and cash equivalents and treasury deposits. During 2012, we had a monthly average of $320.7 million in cash, cash equivalents and treasury deposits, which represented a decrease of 11% from the monthly average of $361.8 million in 2011. Average cash holdings in 2012 were generally lower than in 2011 due to the cash outflow on the acquisition Zoran in August 2011. During 2012 the impact of cash inflows from the Samsung transaction in October were mostly offset by the completion of the tender offer in November and therefore did not significantly impact the average calculation.

Investment income fell to $1.2 million in 2012 compared to $1.6 million in 2011, due to lower returns from treasury deposits.

In 2011 investment income increased to $1.6 million compared to $0.8 million in 2010.

www.csr.com	28	29

Business and

financial review

continued

Finance costs, exchange gains and losses and other gains and losses Finance costs consist of interest expense and similar charges and unwinding of discounts on financial assets and liabilities. Exchange losses relate to foreign exchange losses on cash positions held by the Group. Other gains and losses consist of changes in the fair value of investments designated as fair value through profit or loss on initial recognition. In total these costs amounted to $7.1 million in 2012, an increase of $2.4 million compared to $4.7 million in 2011. This increase was driven by premium on options taken out to hedge against foreign currency movement as part of the tender offer.

In 2011 our finance costs, exchange losses and other gains and losses amounted to $4.7 million, compared to $0.2 million in 2010. The main reason for the increase was the unwinding of the litigation discount and movements in foreign exchange.

Taxation The tax charge for 2012 was $50.7 million, compared to a credit of $85.3 million in 2011. This results in an effective tax rate of 49.8% for the year (2011: (166%)).

The charge arises mainly from the disposal of the handset connectivity and handset location business to Samsung, with a total charge of $56.3 million resulting from this transaction. This charge on the Samsung transaction is high as a percentage of the accounting profit (44.3%) primarily due to the goodwill being disposed of not being tax deductible. Excluding the profit on this transaction, the effective tax rate was 22.6%.

The underlying effective tax rate for 2012 was 23.6%, which differed from the average UK statutory rate of 24.5% due mainly to a reduction as a result of UK R&D tax credits, counterbalanced by the impact of US profits being taxed at a higher rate.

The underlying effective tax rate excludes the tax impacts of items not included within our underlying profit before tax measure. It also excludes the impact of tax rate changes on our deferred tax assets, the movement in uncertain tax positions in the year and changes to deferred tax assets due to additional loss (or other temporary difference) recognition or de-recognition.

The tax credit for 2011 was $85.3 million, compared to a credit of $22.3 million in 2010. The credit mainly resulted from the recognition of deferred tax assets related to losses and other temporary differences. This included $16 million in respect of the previously unrecognised losses acquired with Cambridge Positioning Systems Limited in 2007, which were agreed with HMRC, the UK tax authority, in 2011 and $62 million in respect of US losses and temporary timing differences (which had originally arisen in the SiRF and Zoran businesses) which have been recognised following a review of the Group’s future profitability after the discontinuance of investment in low-margin areas of digital television system-on-a-chip and silicon tuners. There was also a $6.9 million R&D tax credit in the UK which will result in additional UK tax losses which will be carried forward against future years’ profits.

The underlying effective tax rate for 2011 was 24.5%, which differed from the average UK statutory rate of 26.5% due mainly to the additional deduction for the R&D tax credit ($6.9 million – 14%), the impact of higher tax rates on our US profits and the impact of the unrecognised deferred tax asset on Israeli losses in the period as described above.

Profit for the period We recorded a profit of $51.2 million in 2012, compared to a profit of $33.9 million in 2011. This increase was mainly due to the profit arising from the improved gross margin performance and profit from the Samsung transaction of $127.2 million, both mentioned above, partially offset by costs of restructuring activity undertaken during the year and the move from a tax credit in 2011 to a charge of $50.7 million in 2012.

Underlying profit for the period increased to $55.4 million in 2012 from $36.8 million in 2011.

We recorded a profit of $33.9 million in 2011, compared to a profit of

$16.6 million in 2010. This increase in our profit was mainly due to the recognition of tax assets, which more than offset the increase in our loss before tax. Underlying profit decreased to $36.8 million in 2011 from $77.4 million in 2010.

Earnings per share Basic and diluted earnings per share were $0.26 and $0.25 respectively for 2012, compared to basic and diluted earnings per share of $0.19 for 2011. Underlying diluted earnings per share for 2012 was $0.27 per share, an increase of 35%, compared to $0.20 per share for 2011.

The major factor leading to an increase in the basic and diluted earnings per share in 2012 compared to 2011 was the increased operating profit during the year, the movement in taxation both as described above, and a reduction in the volume of shares following the tender offer and share buy-backs completed during the year.

Goodwill Goodwill of $181.9 million as of 28 December 2012 represents the remaining goodwill that arose from historic acquisitions less cumulative impairments and disposals. In 2012 $151.5 million of goodwill relating to handsets location and connectivity was disposed of in the year as part of the Samsung transaction (see note 38 in the notes to the consolidated financial statements for more details).

The annual impairment review conducted in respect of 2012 did not lead to any impairment of the goodwill balance. For further discussion of the goodwill impairment review see note 16 in the notes to the consolidated financial statements.

Fixed assets (other intangible assets and property, plant and equipment) Fixed assets at 28 December 2012 were $147.0 million compared to $162.2 million as at 30 December 2011.

Intangible assets of $120.7 million (2011: $127.7 million) included the net book value of purchased developed technology of $41.8, million (2011: $51.7 million); our software licences and purchased intellectual property of $37.8 million

(2011: $23.7 million) and customer relationships of $29.6 million (2011: $37.4 million). The net book value of intangibles decreased during the year

CSR plc Annual Report and Financial Statements 2012

Business and financial review

due to amortization exceeding the cost of new assets.

Tangible fixed assets of $26.3 million (2011: $34.5 million). Depreciation of $18.4 million exceeded additions of $12.0 million. The majority of the balance of our tangible fixed assets is made up of test equipment and IT equipment in which we continued to invest during 2012 to support the development and growth of the Group.

Intangible assets of $3.4 million, and tangible fixed assets of $3.1 million were disposed as part of the Samsung transaction.

Deferred tax asset The decrease in the deferred tax asset to $89.2 million at 28 December 2012 from $118.4 million at 30 December 2011 is mainly due to the utilization of tax losses in the US and the UK against business profits and profit on the Samsung transaction.

Long term asset As part of the Samsung transaction, $31 million was placed into escrow to be used to meet warranty claims, within 36 months of completion. As at 28 December 2012 no such claims had been received.

Inventories Inventories at 28 December 2012 stood at $87.8 million, a 27% decrease from $120.3 million at 30 December 2011 and represents 64 inventory days (2011: 94 days) of the previous three months’ cost of sales. The decrease was mainly due to streamlining of processes and product offerings following the Zoran acquisition, and the impact of discontinuing products in our Legacy business group. In addition PND inventory held at 30 December 2011 was unusually high due to certain PND customers notifying us of reductions in orders within the lead-time for production from our suppliers.

We aim to maintain sufficient inventory to enable us to meet the often short customer order lead times which are prevalent in our industry, and reflect the rapid change in consumer end market demand.

Trade and other receivables Trade receivables decreased to $94.9 million as at 28 December 2012, from $98.5 million at 30 December 2011. Days’ sales outstanding fell to 39 days from 40 days in 2011. The decrease in the trade receivables was due to improved cash collection following the integration of businesses acquired with Zoran into the Group’s accounts receivable process.

Other receivables decreased to $22.8 million as at 28 December 2012, from $25.3 million at 30 December 2011.

Liabilities Our total liabilities increased to $305.8 million at 28 December 2012 from $273.1 million at 30 December 2011. Accruals increased by $36.2 million during the year, mainly due to a $7.5 million accrual for litigation settlement, $14 million accrual for licensing agreements, and an increase in staff compensation accruals whilst provisions fell by $10.3 million, mainly due to the completion of restructuring programmes following the Zoran acquisition.

During the year a deferred tax liability of $4.9 million was recognised which principally relates to tax payable in future periods with respect to the Samsung transaction.

Liquidity and Capital Resources

Our primary source of liquidity is our cash flow from operations. At present, we do not rely on third party financing for any operational cash requirements and therefore we do not consider liquidity risk to be significant.

We manage liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows and matching the maturity of financial assets and liabilities.

Cash, cash equivalents and treasury deposits increased to $333.3 million (including treasury deposits of $18.5 million) at 28 December 2012, from $277.8 million (including treasury deposits of $65.9 million) at 30 December 2011, an increase of $55.5 million.

Treasury deposits represent deposits with an initial term of greater than 90 days, which are shown separately

Financial Position
	28 December 2012	30 December 2011
	$ million	$ million
Non-current assets
Goodwill	181.9	332.7
Other intangible assets	120.7	127.7
Property, plant and equipment	26.3	34.5
Investments	3.7	3.6
Deferred tax asset	89.2	118.4
Long term asset	31.0	–
	452.8	617.1
Current assets
Inventories	87.8	120.3
Derivative financial instruments	2.7	0.1
Trade and other receivables	124.1	135.6
Treasury deposits and investments	18.5	65.9
Cash and cash equivalents	314.8	211.9
	547.9	533.9
Total assets	1,000.7	1,151.0
Current liabilities	(260.5)	(221.3)
Non-current liabilities	(45.3)	(51.8)
Total liabilities	(305.8)	(273.1)
Net assets	694.9	877.9

www.csr.com	30	31

Business and

financial review

continued

from cash and cash equivalents on our consolidated balance sheet.

The increase of $55.5 million in our cash, cash equivalents and treasury deposits was primarily due to cash generated from operating activities combined with the consideration and equity injection received from the Samsung transaction of $310 million and $34.4 million, less amounts paid to shareholders in the tender offer of $285 million, cash held in escrow of $31 million and dividends paid of $21.3 million.

In the period from 31 December 2011 to March 2012, the Company purchased 2,450,484 of its own ordinary shares for an aggregate of $9.5 million. In November 2012, in conjunction with completion of the Samsung transaction, the Company completed a tender offer and bought back 49.08 million ordinary shares for $285 million.

Net cash from operating activities of $73.9 million in the year was higher than the previous years (2011: $12.6 million; 2010: $ 77.9 million) due to strong gross margin performance, improved cash collection and inventory management, and lower professional fees paid during the year. These improvements in cashflow were offset by litigation settlements paid during the year; and the integration and restructuring costs.

During 2011 cash, cash equivalents and treasury deposits decreased to $277.8 million at 30 December 2011, from $440.1 million at 31 December 2010, a decrease of $162.3 million. The difference compared to the inflow of $40.3 million shown in the table below is principally due to net amounts withdrawn from treasury deposit of $202.2 million; these funds were withdrawn from treasury deposits to fund the acquisition of Zoran.

Operating cash flow before movements in working capital contributed $10.3 million in 2011 as compared to $44.1 million in 2010. The difference was mainly due to the costs of the Zoran acquisition and the related integration and restructuring costs.

In 2011, the Company purchased 7.8 million of our ordinary shares, which had resulted in a cash outflow of $47.5 million. No further buy-back of the Company’s own shares was made after May 2011.

Capital Expenditure

The table on page 33 summarises additions to fixed assets in our last three fiscal years. The amounts differ from the cash outflow on capital expenditure due to movements in payables and accruals.

Our capital expenditure increased to $41.1 million in 2012 from $34.2 million in 2011, an increase of 20%.

The increase in capital expenditure on tangible assets reflects continued investment in test equipment and IT infrastructure to support the growth of the business as well as the relocation or improvement of several offices. The increase in intangible assets was mainly due to the acquisition of licences which enable us to develop additional technologies.

We expect similar levels of capital expenditure in 2013 due to on-going assessment of our locations and facilities, investment in IT infrastructure to support our enlarged business, test equipment for combination products and further spend related to the move to advanced technology nodes.

Taxation and Financing

There was a net cash outflow of $0.9 million (2011 $3.1 million) related to taxation, which arose from taxes payable outside the US and UK, where entities within the Group are now in a tax paying position. In 2010, there was a cash inflow of $7.6 million which resulted from a UK tax refund caused by a carry-back of losses that was settled in the year.

There was a cash inflow from other financing of $51.2 million which represented the equity injection from Samsung explained above of $34.4 million, and an increased volume of share option exercises due to the movement in share price. Cash

Cash Flows
	52 weeks ended	52 weeks ended	52 weeks ended
	28 December 2012 $ million	30 December 2011 $ million	31 December 2010 $ million
Operating cash flows before movements in working capital	41.8	10.3	44.1
Working capital	36.1	5.9	26.5
Taxation	(0.9)	(3.1)	7.6
Grant income	–	–	0.1
Interest paid	(3.1)	(0.5)	(0.7)
R&D tax credit received	–	–	0.3
Net cash from operating activities	73.9	12.6	77.9
Treasury management	47.5	232.8	(25.4)
Purchase of investments	(0.1)	(2.6)	(1.0)
Acquisition of subsidiaries	–	(123.9)	(1.9)
Disposal of development operations	271.3	–	–
Capital expenditure (purchase of intangible assets and property, plant and equipment)	(25.6)	(18.8)	(14.5)
Other financing activities	51.3	4.0	4.3
Purchases of own shares	(9.5)	(47.5)	(37.5)
Purchases of own shares through tender offer	(284.3)	–	–
Payment of dividends	(21.3)	(16.3)	–
Net increase in cash and cash equivalents	103.2	40.3	1.9
(1) Treasury management is the aggregation of purchase of treasury deposits and sale of treasury deposits.

CSR plc Annual Report and Financial Statements 2012

Business and financial review

inflows of $4.0 million in 2011 and $4.3 million in 2010 were mainly comprised of option exercises.

Hedge Accounting

Substantially all our sales and costs of sale are denominated in US dollars, the functional currency of all the entities within the Group. Approximately 21% of our underlying operating expenses are denominated in pounds sterling.

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

As of 28 December 2012, forward contracts were in place that gave an average GBP:USD exchange rate of 1.56 for the coming 11 to 15 months. Historically, the average forward contract rate was as follows: 2012: 1.56; 2011: 1.54; and 2010: 1.56. We expect that with the contracts in place as of 28 December 2012, our sterling denominated expenditures will cost around the same in U.S. dollar terms in 2013.

The fair value asset of the contracts in place as of 28 December 2012 was an asset of $2.5 million which was deferred in hedging reserves. More detail is included in note 23 to the consolidated financial statements.

Capital Management and Treasury Policy

Our policy is to maintain a strong capital base and substantial cash balances so as to maintain customer, creditor, investor and market confidence as well as to sustain future development of the business.

Our main forms of liquid investments in 2012 were bank and money market deposits. We intend to reinvest cash balances in the business either through higher levels of investment in working capital and fixed assets or in support of our wider strategic objections through investment in acquisitions. We expect to continue to return appropriate levels of cash to our shareholders through a combination of our stated dividend policy (see section on Dividend policy on page 34) and share buy-backs, when the directors conclude it is appropriate to do so.

On 20 February 2012, the Board announced its intention to resume a buy-back of the Company’s shares in an amount up to $50 million, under a general authority previously granted by shareholders. These purchases continued in 2012. In connection with the Samsung transaction, on 17 August 2012, the Board gained shareholder approval to undertake a tender offer for the Company’s ordinary shares in an amount up to $285 million. The tender offer was oversubscribed and completed on 30 November 2012, with 49.08 million shares being repurchased at 360 pence per ordinary share. Other than the completion of this tender offer, CSR did not purchase its own ordinary shares after 30 March 2012.

On 4 October 2012, under the terms of the Samsung transaction, the Company issued 9.9 million ordinary shares at a price of 223 pence to Samsung Electronics Europe Holding Coöpertief U.A.

Our issued share capital as of 28 December 2012 was 181,896,339 ordinary shares of 0.1 pence each, a decrease of 33,771,512 shares from the 215,667,851 ordinary shares issued as at 30 December 2011. This change was mainly due to the 9.9 million ordinary shares issued as part of the Samsung transaction and the reduction of 49.08 million ordinary shares from the tender offer.

As noted above, we had a total of $333.3 million of treasury deposits, cash and cash equivalents at 28 December 2012, an increase of 20% from the $277.8 million we held at 30 December 2011, primarily due to cash generated from operating activities combined with the consideration and equity injection from the Samsung transaction of $310 million and $34.4 million, less amounts paid to shareholders in the tender offer of $285 million, and dividends paid of $21.3 million.

Neither CSR nor any of its subsidiaries is subject to any externally imposed capital requirements. There are no material restrictions on any of our cash, cash equivalents or treasury deposits which restrict their use or are expected to cause any liquidity issues.

We hold our cash and liquid investments in accordance with the counterparty and settlement risk limits of the treasury policy approved by our

Capital Expenditure
	2012 $ million	2011 $ million	2012 vs. 2011 % change	2010 $ million	2011 vs. 2010 % change
Other intangible assets	29.1	19.3	50.8	6.8	183.8
Property, plant and equipment	12.0	14.9	(19.5)	8.3	79.5
Total	41.1	34.2	20.2	15.1	126.5

www.csr.com	32	33

Business and

financial review

continued

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

Dividend policy

It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company. Given our confidence in our future growth and the Board’s commitment to delivering returns to shareholders, the Board is recommending a dividend increase of 15% to $0.118 per ordinary share in respect of the 2012 financial year. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the annual general meeting to be held on 22 May 2013, the dividend will be paid to shareholders of record on 10 May 2013. The final dividend will be paid in pounds sterling. In respect of the 52 week period ending 28 December 2012, we paid an interim dividend of $0.038 (£0.0241) per ordinary share on 7 September 2012 to shareholders of record on 17 August 2012.

CSR Employee Benefit Trust (EBT)

From time to time, the CSR Employee Benefit Trust purchases CSR ordinary shares in the stock market. The timing of these purchases is subject to compliance with the listing rules of the UK Listing Authority, agreement between CSR and the Trustee of the Employee Benefit Trust and prevailing market prices. The shares are intended to be used for satisfying obligations to deliver shares on the exercise or vesting of share awards under our employee share option or award programmes, thereby reducing dilution of existing shareholders.

No purchases were made in 2010, 2011 or 2012. As described on page 78, ordinary shares are transferred from the EBT each year to satisfy employee options and awards.

Off-Balance Sheet Arrangements

As of 28 December 2012, the Group did not have any off-balance sheet arrangements other than the operating leases described in the table below.

Contractual Obligations and Commitments

As shown in the table below, as of 28 December 2012, our principal contractual obligations and commitments consisted of amounts payable under finance leases, operating leases, trade and other payables and outstanding purchase obligations.

The Group has a defined benefit severance plan in its Israeli subsidiary; refer to note 35 for further details.

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

Graphs of our KPIs are shown on page 36-37

To measure growth of the business:

Revenue represents sales of integrated circuits, sales of services and royalty income from products sold net of any estimated provisions for credit notes and returns.

Our revenue in 2012 increased to $1,025.4 million representing a 21% increase on 2011 revenue ($845.2 million). In August 2011, we acquired Zoran which contributed $301 million to the reported revenue during 2012 (2011: $111.4 million). Excluding the contribution from Zoran, revenues fell by 1%, which was a combination of declines in PND (Auto Segment) and Handset (Legacy Segment) revenues, which were partially offset by growth in Voice and Music, and Consumer products. These are described further in the “segmental analysis” section above.

Volume weighted average selling prices increased by around 8% year-on-year, predominantly due to a full year contribution from businesses acquired with Zoran, which has higher average selling prices. For a discussion of trends in average selling prices, see “Financial Review – Revenue” on page 26.

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

Maintaining underlying gross margin involves a combination of managing cost, minimising overheads and maintaining selling prices by introducing new feature-rich devices which can command a premium selling price.

The underlying gross margin increased from 49.8% in 2011 to 50.8% in 2012 due to growth in gross margins in the Voice and Music segment due to a higher proportion of high margin Stereo Headset business as well as an overall mix away from handsets which has lower gross margins. See “Gross Profit” on page 26.

Contractual Obligations	Total $ million	Less than 1 year $ million	1 to 3 years $ million	3 to 5 years $ million	More than 5 years $ million
Finance leases	1.6	1.5	0.2	–	–
Operating leases	73.4	29.4	29.8	8.5	5.7
Trade and other payables[1]	270.5	231.1	31.2	8.2	–
Purchase obligations[2]	107.9	105.9	2.0	–	–
[1] Trade and other payables includes the litigation settlement of $40.6 million, payable over 3 years. [2] Purchase obligations represent non-cancellable purchase orders.

CSR plc Annual Report and Financial Statements 2012

Business and financial review

Underlying operating expenses by function; which represents underlying R&D and underlying sales, marketing and administrative expenses is used as a measure of the costs of the underlying business.

We monitor these costs as a percentage of revenue, and aim to maintain underlying R&D cost at or around our target of 23%, and underlying SG&A costs at or around our target of 12%.

Whilst we aim for these operating targets, and consider them to be achievable, we balance that objective with our view of the appropriate level of operating expense to support the current and future success of the business, and recognise it may take a number of years to achieve such targets.

During 2012, the percentage of operating expenses remained static when compared to 2011 which was a reflection of revenue growth, the inclusion of a full year’s cost base following the Zoran acquisition, and the restructuring and integration synergies delivered during the year.

We currently expect underlying operating costs, excluding all restructuring charges, to be in the range of $390 million to $410 million on an annualised basis during the second half of 2013, compared to the underlying operating costs of $446 million in 2012.

A further discussion of these operating expenses is given in the Financial Review section above under the headings “Research & Development” and “Sales, General & Administrative”.

Underlying diluted earnings per share is used as a measure of the interest each current share and each potentially dilutive share has in the performance of the business. Underlying diluted earnings per share is calculated as underlying earnings excluding the recognition of tax losses divided by the number of current share and potentially dilutive shares outstanding. Underlying earnings is the profit (loss) for the period, adjusting share-based payment charges, amortisation of acquisition related intangibles, goodwill impairment, acquisition costs, fair value adjustment to inventory, litigation and patent settlement costs, integration and restructuring charges, loss on close period share buyback and unwind of discount on litigation settlement provisions less the litigation settlement income, profit on disposal of development operations and any tax impacts of these items, taking account of the deductibility or taxability of these items. Details of the volume of shares used to calculate this measure can be found on page 25 above.

Underlying diluted earnings per share in 2012 was $0.27, an increase of 35% compared to $0.20 in 2011.

The increase resulted from the improved profitability of the Group, including $127.2 million gain on the Samsung transaction, and a reduction in share volume following the tender offer and share buy-backs. Growth of underlying diluted earnings per share is a key performance condition for a some of the share option schemes. Vesting depends upon relative growth of earnings per share, adjusted for the UK retail price index (RPI) against targets set at the time of grant.

To measure working capital management:

Inventory turns is used as a measure of the management of inventory levels in the business and represents the number of times inventory turns over in an annual period based on the last three months’ cost of sales of that annual period.

Inventory turns increased in 2012 to 5.7 for the period from 4.0 in 2011, reflecting improvements within internal inventory management processes, and the correction of issues with PND customer lead times which temporarily reduced the 2011 metric.

Days sales outstanding (DSO) is a measure of the number of days that it takes us to collect cash after a sale has been made. We calculate days sales outstanding by taking the balance of trade receivables outstanding at the end of the annual period, dividing by the revenue for the previous two monthly periods and then multiplying by the number of days in those monthly periods.

Days sales outstanding fell to 39 days, which reflects cash collection improvements from the acquired Zoran customer base. We have adjusted our expected normal range downwards to 38-43 days to reflect the current process. The increase in days sales outstanding in 2008 was due to the non-payment of invoices on the due date by one distributor.

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

Free cash flow increased to an inflow of $52.3 million (2011: outflow of $2.7 million), mainly as a result of increased profit before tax, and improved working capital management. Further analysis of the Company’s liquidity and also of capital resources is set out from page 31.

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

The year on year increase in the average cost per employee was 11% which mainly reflects the increase in employee incentive charges during the year and increases in share based payments. The average number of staff in higher cost locations also increased, although this had reduced by the year end date.

We manage this KPI closely, and expect it to fall in 2013 when the geographical spread of employees across the Group will be more in line with previous years.

Headcount including students and contractors, has decreased from 2,945 at the end of 2011 to 2,117 at 28 December 2012; a decrease of 28% (828 people), due to the transfer of 311 employees to Samsung and also the impact of restructuring following the Zoran acquisition in 2011.

www.csr.com	34	35

Business and

financial review

continued

Underlying gross margin %

Underlying operating expenses %

Underlying EPS (Pence per share)

CSR plc Annual Report and Financial Statements 2012

Business and financial review

Inventory turns

Days sales outstanding

Free cash flow

Average cost per employee

Headcount

www.csr.com	36	37

Business and

financial review

continued

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

The Board is also responsible for setting the risk appetite of the Company, recognising that the Group, in the pursuit of its objectives, will accept certain risks whilst also, where possible, mitigating against these risks with the intention to minimise their potential impact.

During the latter part of 2011, as part of its annual review, the Group engaged outside consultants, KPMG LLP to support the identification and prioritisation of risks to the Group. This recognised the added complexities brought about by the acquisition of Zoran and the importance of ensuring that the Group maintains a robust process for identifying and managing its risks. On pages 60 to 63 in the Corporate Governance Report we report on the process for identifying and managing risk.

Responsibilities – framework for identification and management of risk

The Board has overall responsibility for the Group’s risk management process explained above. The Audit Committee reviews the effectiveness of this process through reports it receives from management and, where necessary, external consultants engaged to support the identification and progress in implementing mitigation measures. Day to day management of risk is delegated to management, initially through the executive management who are responsible for the implementation and management of risk mitigation activities. The Group operates in a dynamic environment and therefore over time the risks which have the potential to most significantly affect the Group may change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics.

Board consideration of principal risks

The following paragraphs describe the areas of risk on which the Board and the Audit Committee have focused during 2012 and which are expected to be included as areas of focus in 2013. These are therefore regarded as the principal risks faced by the Group. The Board is kept informed of material changes to risks which have the potential to affect the business conducted by the Group. For those material risks, potential mitigation measures are identified for which a member of executive management is assigned the responsibility to track progress in the changing profile of the risk and the extent to which potential mitigation measures are being implemented. The Group faces a range of risks which are described in the section headed ‘Risk Factors’ on pages 45 to 50.

Risk: failing to provide technological innovation which delivers new products

The Board and management recognise that creating and maintaining a leading position in our chosen markets relies on continuing to provide technological innovation and delivering new products to customers on a timely basis. We invest significantly in research and development to identify such new ideas and technologies. As part of making informed investment decisions, we evaluate the appropriate financial and human resources to be assigned to our R&D activities and track the utilisation of such resources. The Board has received and considered reports on the priorities for the Group in allocating its resources in support of its strategic objectives as well as assessing the capabilities of the organisation to support these objectives, in particular connected with the disposal during 2012 of the handset connectivity and handset location development operations.

The process of technological innovation is highly complex and brings many challenges which can arise during the development of new products, which can disrupt the fulfillment of objectives. In seeking to mitigate against such risks, management keeps under review how our investment in this work is being managed and progress which is being made. This includes up-dates on critical phases during research and development and feedback from engagement with customers on their interest in adopting our technology and solutions. One such example of our work in developing such innovation is how we transition our technologies onto smaller sized silicon chips whilst sustaining improved performance and quality, which is important to our customers as they seek to combine ever better features, that are more efficient, at a reduced cost. A project leader is responsible for such programmes, as part of which they identify potential risks and potential mitigation measures. These are kept under review as part of the execution of the plan and are reported to management and the Board.

Risk: failing to execute targets for delivery of new products

Executing on the stated targets for the delivery of new products to customers is important if the Group is to secure revenues and maintain the strong working relationships with our customers which enable us to create and sustain leading market positions. Executive management and the Board monitor the progress of projects against pre-determined milestones, including project timelines and costs incurred. Resources have been allocated to conducting reviews in order to assess variance from the plan in fulfilling these objectives. During the year the Board received and discussed reports provided by executive management on progress in implementing improved processes linked to execution of product development through to market launch and the engagement across key areas of the Group as part of embedding these improvements in

CSR plc Annual Report and Financial Statements 2012

Business and financial review

the wider organisation. These are also considered against regular assessments of the likely markets and key customers expected to adopt our technologies updated against the original investment business case approved by the Executive. The Board and executive management will continue to monitor progress in this area through 2013.

Risk: failing to anticipate changes in the requirements of our customers

In the highly competitive and fast moving environment of technical innovation in which the Group operates, we face the possibility that our own technologies and solutions are superseded by other products that are adopted by our customers, which would harm our competitive position and our business performance. Understanding the trends in the markets in which the Company operates and the requirements of our customers and end users is important if we are to remain competitive. It is recognised that an important part of understanding customer requirements is regular engagement with them. The Group works closely with its customers to understand their future product plans and to identify the innovative features of existing and new technologies that will be attractive to them. These findings are considered by management and inform considerations of our own R&D, as well as the introduction of products and technologies that are most likely to reflect the requirements of current and potential customers. In addition, this engagement is intended to enable us to be better placed to secure business with customers whose own products are most likely to generate demand from end consumers, which in turn helps our business grow. The Board receives regular reports on these initiatives and receives updates for example from our VP of Worldwide Sales and our Chief Technical Officer on engagement with customers.

Risk: continued economic uncertainty and its impact on our immediate customers and the demand generally for products that incorporate our technologies

Depressed economic conditions persisted through 2012; even in markets such as China, which in prior years had maintained economic growth and seen increased consumer spending, saw a general slowing in its economy. This in turn affects the demand for our customers products as well as ultimately our technologies and solutions which we supply. Management regularly reviews the profile of business with our important customers, including our distribution chain through which we supply our products and monitors information about the reporting of their results and performance which is also considered by the Board. This includes consideration of the terms of our lines of credit which the Company has provided in support of the level of business which we have with them.

Risk: the potential impact on the Group arising from the disposal of the handset connectivity and handset location operations (‘the Handset Operations’) to Samsung

A thorough evaluation of the benefits and potential risks to the Group of the disposal of the Handset Operations to Samsung was undertaken by executive management and the Board in conjunction with analysis provided by various advisers. This included an assessment of the obligations and warranties under the agreement entered into with Samsung for the disposal of the Handset Operations. Attention was given to the possible and more immediate disruption to the Group arising from the announcement and implementation of the disposal following shareholder approval, including the potential impact on customers, suppliers and employees. The Board also evaluated the longer term impact of the transaction, including consideration of the resources required following its completion to supporting the Group’s ongoing business and executing on its strategy, as well as the requirements to provide continued support to Samsung under a Transitional Services Agreement. The risks considered are set out in the UK Circular issued to shareholders dated 1 August 2012. This includes a potential increase or decrease in the transaction consideration of a maximum of $10 million in certain circumstances linked to progress with finalizing the development of CSR9800. Since the closing of the transaction with Samsung, the Board has received regular reports on the re-organisation of the Group following the disposal as well as information addressing the areas of risk identified, and the progress in addressing obligations associated with meeting ongoing obligations under the Transitional Services Agreement, including the collaboration on the development of CSR9800, which will continue through 2013.

Risk: failing to retain and develop key employees

A key element in enabling the Group to deliver on its strategic objectives is the recruitment and retention of our key employees. CSR has experienced significant change, including those associated with events leading up to and following the acquisition of Zoran in 2011 and the more recent disposal of the Handset Operations in 2012, both of which had contributed to significant changes and adjustment for our employees globally. Executive management and the Board have had due regard to such events on motivating and retaining employees in support of delivering on the Group’s objectives. As a result, considerable focus has been given to effective and timely decision making, of good communications with employees globally as well as the smooth transition of changes. This will remain an area of attention during 2013.

Risk: failing to protect proprietary information

The Board and management recognise the importance of implementing a considered strategy in respect of intellectual property matters, including protecting the Group’s proprietary technology in order that the Group may compete successfully and in the support of its business with customers. The Board, or within its delegated responsibilities, the Audit Committee, receives periodic reports from management on initiatives and workstreams connected with the development of the Group’s portfolio of patents and trademarks which includes a cross-functional team of senior managers under a rolling programme supporting the Group’s strategy of extending protection of the Group’s intellectual property.

Risk: the need to defend the Group against claims associated with alleged breaches of intellectual property rights

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

The Audit Committee receives reports on actual or potential litigation involving the Group and monitors the developments and potential impact of such litigation on the Group’s business and financial condition.

www.csr.com	38	39

Business and financial review

continued

Risk: continuity of supply and capacity constraints

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, assemble and test our products on time. Because of this reliance on third parties, we face the risk of delays caused by events at our suppliers in satisfying the orders placed by our customers as well as the risk that events affecting our suppliers mean that they are unable or unwilling to provide products to meet our customers’ orders. The occurrence of such events would mean we are unable to meet the requirements placed on us by our customers which would affect our financial results, as well as our reputation which could also impact future business and financial performance. During 2012, the Company was advised of the decision of a supplier to cease the manufacture of a product which the Company currently and will in the future supply to its customers after cessation of manufacture. Executive management are working with the supplier and affected customers in order to mitigate against the impact of the disruption to normal supply which is expected to take effect in mid-2013.

Social Responsibility

We recognise the importance of social, environmental and ethical (SEE) matters and, during 2012, continued our work on complying with the ABI disclosure guidelines on social responsibility. We believe that our work is part of a continuous improvement to develop standards and working practices that represent tangible improvements in the way in which we undertake our business and also meets our responsibilities to the wider community and all our stakeholders through initiatives at a corporate level as well as individual employees in their roles as ambassadors for CSR. At a corporate level, this includes the impact through our operations on the environment, on the safety and well being of our employees, and end users of our products as well as those who contribute to the process of the development and manufacture of our products through our suppliers, distributors and customers.

SEE matters are considered an integral part of the philosophy of the Company. The Board and its committees receive reports as part of their routine business on aspects of SEE issues in addition to other reports from those directors responsible for such matters as may be appropriate from time to time.

2012 saw an increase in our social responsibility activities with many CSR offices getting involved. This has always been an area of importance for us, and the further emphasis given to this area during 2012 has supported our objective of sustaining and building on a cohesive, formal social responsibility policy.

For CSR, Social Responsibility (SR) means acting responsibly and contributing positively to the communities in which we operate. This involves working closely with our people, their families and the local community. A fundamental principle of SR is that CSR behaves as a responsible neighbour to ourstakeholders.

CSR supports the FTSE4Good Index Series. This policy is designed to objectively measure the performance of companies that meet globally recognised corporate responsibility standards.

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

During 2012, we made several ad-hoc donations to help fund the first responses to natural emergencies close to CSR locations. This included a contribution to the Red Cross, to support efforts to help the lives of people affected by hurricane Sandy on the east coast of America in October. In the month of November, CSR employees globally also took part in the Movember initiative, which encourages men to grow and groom moustaches throughout November to raise vital funds and awareness of prostate and testicular cancer. CSR matched the funds which were raised by employees.

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

For example in the UK during 2012, for the second year our employees chose to support MapAction. MapAction is a UK based charity which delivers vital information in mapped form, from data gathered at disaster scenes around the world. In this way, they are able to direct essential life saving resources to the right areas on the ground quickly.

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

CSR plc Annual Report and Financial Statements 2012

Business and financial review

In China, our Shanghai office has selected a number of projects which have received strong employee support. One such charity supported in 2012 was Hands on Shanghai. This charity assists young people with mental disabilities. Hands on Shanghai makes it possible for the young people to interact socially and to enjoy various activities. During 2012 the work has broadened to take in ‘Make a Difference Day’ which saw CSR volunteers paired up with individuals to provide educational and recreational support during a trip to the local zoo. These two activities were supported by 32 CSR employees who gave over 140 hours of their own time.

Another project initiated by staff in the Haifa office was to provide support for the Haifa Women’s Crisis Shelter. CSR Haifa provides various social and leisure activities for women and their children, of all faiths, who fall victim to domestic violence. Activities include: celebrating the children’s birthdays, donations of clothing, food and household goods, a guided tour for the women. Employees also donate gifts as part of a “Wishing Tree.” Also, during the Jewish holidays (Passover & Rosh Hashanah) fund raising amongst CSR Haifa employees is held for the purchase of food packages for these families.

Further information is available from the SR area of our website under ‘About Us’, which is not incorporated into this annual report.

Working with students

We are keen to give back to the community in a variety of ways, including using our own expertise to help others learn about engineering or science.

In Israel, CSR initiated a ‘Think Positive’ tutoring programme which matches volunteers to improve math skills of junior high school students. Each week one to one lessons take place at the CSR Haifa office. The programme is lead and driven by “Haifa Coalition for Social Responsibility” partnered by CSR Haifa, Intel, IBM, Phillips, Taro and the regional Ministry of Haifa. “Think Positive” has shown proven success in providing meaningful improvement in the math grades for the students who participate

Match funding

We seek to match the funds raised by our employees where possible, and will consider all applications including those outside the engineering/science remit. During 2012, the UK offices made several matching donations, including a donation to the Police Community Clubs of Great Britain.

Further information on all these initiatives as well as a range of projects globally is available from the SR area of the site under About Us.

Workplace

We continue to aim to maintain and enhance CSR’s reputation as the best place for the best people to do their best work, and will achieve this through four initiatives:

•	investing in individual excellence through training;

•	recognising the value of diversity in meeting customer expectations;

•	operating a culture where inclusion is the norm and diversity and equality are promoted; and

•	promoting the health, safety and well-being of employees and sub-contractors.

As of 28 December 2012, we had 2,117 employees. The tables on page 42 provide a breakdown of employees by functional area and region.

Training

We continue to invest in training and career progression to ensure our people have the right skills and knowledge to deliver on our strategy, and to support them in delivering their personal development and career ambitions. Not only does this help stretch our people and enable them to build rewarding careers, it also delivers an improved quality of service to our customers and supports our objective to deliver innovative solutions into the marketplace.

As we grow, we require a more diverse range of skills to support the business and our strategic objectives. During 2012 we have continued to invest in Learning and Development around the globe, offering managers’ development, interpersonal skills and technical skills development. Activity in the commercial areas has involved developing learning programme, in R&D, Marketing, Operations and Project Management. Over 2013, our new Learning Management System and the newly implemented online training system will enable expansion of the training offering to more individuals around the Company. We continue to be a member of the The Learning Collaboration in the UK providing a range of development opportunities. We have recently become members of the American Management Association and will offer a range of skills training in the US. We continue providing development opportunities in our various offices across the globe.

We are in the process of migrating our Learning Management and Performance Management systems into Oracle, which will enable us improved interface with our ERP system. We will continue capturing and cascading our organisational goals, enabling everyone to understand their contribution to delivering business performance. We now have over 500 pieces of material in the iLearn element of Oracle, and are further developing both the content and the system to make on-line learning accessible globally, including a programme of Operations’ materials that were piloted in 2011 and were launched in early 2012.

These learning resources will not only be used for self learning but also in support of coaching and traditional face to face learning.

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

Building on the success of 2011, during 2012 we have continued to evolve our employee communications. A range of channels are now established providing regular communications to CSR employees globally. Due to employee demand our monthly global e-newsletter, Rhythm has now been replaced with a weekly update. Our intranet is kept up to date with new tools and applications. As a new feature individual CSR locations have access to a dedicated local information area, providing content on local restaurants, social clubs and places of interest.

www.csr.com	40	41

Business and financial review

continued

We have continued our Lunch & Learn programme which we first launched in 2010, which enables employees to learn about CSR technologies during their lunch breaks. These have proved particularly helpful as part of the integration of the business of CSR and Zoran following the acquisition of Zoran in 2011 and has encouraged discussion and sharing of ideas by employees in an informal environment. In 2012, we also carried out two global company update broadcasts to employees, one from San Jose and one from Shanghai. These broadcasts are transmitted in real time to all locations, across all timezones, and are available on demand within a few hours to all offices. Company results continue to be cascaded via an audio or video webcast, including internal audio/video webcasts and Q&A session with the CEO and CFO.

Marketplace

We continue to work with a number of partners within our supply chain to adopt best practice and to conduct their businesses in a responsible manner. Our SR activities relating to our Marketplace are centred on five key priorities:

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

The Board director responsible for health and safety matters is Will Gardiner, Chief Financial Officer. In 2012, Mr. Gardiner met with those who manage the Company’s health and safety issues including the Chair of the Health, Safety, and Environmental (HSE) Committee. Reports are presented to the Board twice each year covering health and safety matters, which includes statistics on accidents and incidents, progress against targets which have been set.

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

During 2012 work continued in promulgating HSE best practices across the CSR group. Country Leaders and their deputies act as champions at their office location to support various training programmes and initiatives to raise awareness about health and safety activities. Serious and imminent danger policies and procedures have been deployed and we are assisting local groups with their implementation. Newly established offices at Bristol, in the United Kingdom, and Freiburg, in Germany, have also been included within this programme. The Audit Committee received reports on progress against the targets for such matters as part of its routine business at its meetings in February 2012 and July 2012.

As a consequence of the Samsung Transaction, and the necessary diversion of resources in support of that project, and, following its completion in October 2012, the transfer to Samsung of certain employees with day to day involvement in Health, Safety and Environmental matters, some of the planned initiatives have been deferred from 2012 into 2013. However, good progress was made in the first half of the year with a number of sites instituting the undertaking of workplace inspections and risk assessments that are now conducted on a regular basis along with training for First Aid and Fire Marshall representatives.

Employees by function:
	2012	2011	2010
R&D	1,430	1,979	1,126
SG&A	687	966	428
Total	2,117	2,945	1,554

Employees by region:
	2012	2011	2010
Europe	609	868	801
Asia	1,045	1,220	463
USA	463	857	290
Total	2,117	2,945	1,554

CSR plc Annual Report and Financial Statements 2012

Business and financial review

The executive director with responsibility for the Group’s Environmental Management System (EMS) throughout 2012 was Mr. Chris Ladas, Operations Director. The EMS, which has the support of the Board, has been developed reflecting our existing low eco-footprint, with all employees working in office based environments, whilst recognising that high standards should be established and maintained across all aspects of our operations. The ongoing management of EMS is overseen by a team incorporating managers responsible for Facilities, Business Management Systems and Quality Assurance.

The team establishes a programme of action for each year and monitors progress against targets. Progress in carrying out the action plans is monitored by the Company’s internal Quality Assurance department, which reports regularly to the Internal Auditor and to the Audit Committee. In 2013, the Company underwent a certificate renewal assessment for both ISO 14001 and OHSAS 18001 which was completed by Lloyds Register Quality Assurance Limited, an internationally recognised independent assessor. The assessment confirmed that the Company’s Management System continues to satisfy the requirements of ISO 14001:2004 and BS OHSAS 18001:2007, with no nonconformities being raised during this visit, and continued certification to these standards was awarded.

Certification requires that we have an EMS which defines the environmental policy of the Group and sets objectives intended to drive continuous improvements in environmental awareness and practices.

Environment

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

Organisations that participate in CRC are required to purchase allowances for each tonne of Co2e, based on energy consumed. The first Co2e allowance sales for 2011-12 emissions took take place in 2012. This is intended to provide a direct incentive for businesses to reduce energy use emissions, since the lower the emissions, the lower the levy paid to the Government. For 2012, the appropriate number of allowances were surrendered in accordance with the scheme.

Good progress was made in the first half of 2012 on monitoring and evaluating any energy efficiencies that had arisen from the continued operation of the new chiller system at our Cambridge HQ. We believe that there is the opportunity for additional efficiencies which will be considered under a cost/benefit analysis during 2013 as part of our consideration of continuous improvements.

In Cambridge, we remain committed to continuous improvement in the recycling of spent materials. The total amount of all waste types recycled during 2012 was 115,014 kgs which is equivalent to 70% of all the waste that we produce, and was 5% ahead of our target for the year. Over the same period, landfill waste reduced from 38.5% to 30%. Staff are actively encouraged to support such initiatives. Waste bins are segregated into categories of recyclable materials and no offices have waste bins. In addition, part of the selection criteria for waste removal contractors considers their environmental credentials.

CSR has long been committed to optimising the use of “greener” materials in our end products. We continue to work with customers and suppliers as well as our own in-house teams in developing and supplying products which meet the highest standards as regards minimising the use of hazardous substances.

CSR’s products are manufactured and packaged in a variety of forms. All new products released by CSR in recent years are manufactured according to CSR’s own “green” standards. The green standards have been developed by CSR as part of continual engagement with leading global companies who are customers of CSR and also with the support of our suppliers. CSR’s green standards therefore reflect not only internationally recognised guidelines but also the feedback of our customers, whose requirements frequently exceed the minimum conditions set by governments and regulators.

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

In August 2012, requirements for reporting on the utilisation of certain so-called "conflict minerals" were adopted by the US Securities and Exchange Commission ( the "SEC") pursuant to provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act, (the "Dodd Frank Act"). As a result of this decision, companies registered with the SEC must prepare for making certain disclosures commencing from May 2014 on their use of specific conflict minerals (Tantalum, Tin, Tungsten and Gold). Whilst CSR is not a direct buyer of the conflict

www.csr.com	42	43

Business and financial review

continued

minerals from source, we recognise that we will need to report on our supply chain and the extent to which such conflict minerals may be used in our products. To that end, we are taking steps which will continue through 2013, to gather responses from our suppliers that will support us in our endeavours to conform to the requirements of the Dodd Frank Act in respect of conflict minerals disclosure.

We recognise the importance of ensuring that our key suppliers have appropriate policies and practices on Social, Environmental and Ethical matters. Key manufacturing partners are selected and assessed based on certification to appropriate globally recognised standards such as ISO 14001, OHSAS 18001 and SA 8000. Audits of their operations are undertaken regularly to ensure that appropriate standards and certification exists.

During 2012, reviews of product environmental compliance were conducted by our Supplier Audit Team at ASE in Taiwan and China. Through these reviews, we obtained assurances on certain practices and supporting certifications.

Based on the extent of our ongoing engagement described above, the Board believes that steps are being taken to mitigate against the risks relating to health, safety and environmental responsibilities and there is no present expectation that prevailing practices would materially affect our strategic objectives.

Events subsequent to 20 February 2013 (authorised for issue date)

At 28 December 2012, a provision of $9.9 million was held in respect of obligations the Group assumed through the acquisition of Zoran to meet liabilities that may arise as a consequence of the ongoing Securities and Exchange Commission (the “SEC”) litigation against former executive of Microtune Inc., a subsidiary undertaking.

In March 2013, the SEC, on the basis of the U.S. Supreme Court’s ruling in Gabelli vs. SEC, No. 11-1274 (27 Feb 2013), filed a motion to dismiss its petition for writ of certiorari to the U.S. Supreme Court. We anticipate that the U.S. Supreme Court will likely grant such motion to dismiss, and, in any event, we will reassess the provision when the U.S. Supreme Court issues a ruling.

As previously announced in the Form 6-K furnished by CSR on 20 March 2013, following shareholder approval obtained at a general meeting held on 14 March 2013, CSR entered into a non-discretionary programme to purchase ordinary shares up to an aggregate value of $50 million. Pursuant to an engagement letter, the buy back programme will be managed by J.P. Morgan Securities plc, which makes its trading decisions independently of CSR. Acquisitions will be effected within certain pre-set parameters, and in accordance with both CSR’s general authority to purchase shares and Chapter 12 of the UK Listing Rules. Following this announcement, CSR has purchased ordinary shares from J.P. Morgan Securities plc, which are held as treasury shares.

CSR plc Annual Report and Financial Statements 2012

Risk Factors

Risk Factors

The following section sets out the risks that we have identified as a result of the review process undertaken by our executive management and Board, which is explained in more detail on pages 62 to 63 of our Corporate Governance report. It reflects the risks that we believe could have a material adverse effect on, among other things, the execution of our strategy, our market share, competitive position, business performance, results of operations, financial position or profitability.

The management of risk and the ways in which we seek to mitigate the impact of such risks forms part of our day to day operations and of each function. In the Business Review, on pages 38 to 40, we explain matters which formed part of the reviews undertaken by management and the Board during 2012.

Risks associated with ownership of our ordinary shares can be found on pages 145 and 146 of the Directors’ report – Corporate and share information.

We may fail to identify, develop, or acquire the right technologies or introduce the right products to win in our selected markets, due to misunderstanding customers, markets or technology trends.

An important factor in remaining competitive is to understand the requirements of our customers and provide them with technologies and solutions that will support them in their requirements to supply new and innovative products that may be attractive to users, including in consumer end markets. Our success depends on adoption by our customers of the technologies we offer as well as development and subsequent growth of these markets. We cannot predict the extent of such adoption or the growth in such markets, if any. While we invest significantly in research and development to identify such new ideas and technologies, we may invest in the wrong areas, develop products which fail to meet our customers’ needs on a timely basis (or at all), or fail to pursue product development opportunities that our competitors undertake and bring to market.

This may for example occur because we fail to correctly assess, anticipate, or to react to, trends in technological evolution, industry standards, or changes in the marketplace, or in circumstances where we acquire new technologies (either as a result of M&A or through assets purchases), but fail to incorporate the technologies which we acquire into our development programmes.

Our technologies may, therefore, decline in importance or be replaced entirely as the prevailing technology; or superior technologies may be developed by competitors, which could result in our products becoming less competitive.

We may fail to execute on the delivery of new products on a timely basis or manage our development roadmap effectively.

Meeting our strategic objectives and growing our business is dependent on our ability to develop new, and often increasingly complex, smaller semiconductor solutions for existing and new markets and to then qualify our products under industry standards or prescribed regulations to enable us to introduce them to the market in both a cost-effective and timely manner.

The design and sales cycle for our integrated circuits can take up to 36 months and, in some cases, even longer.

The delay or failure by us to launch and deliver new products on a timely basis or in line with our customers’ expectations or market requirements could result in a decrease in customer orders, thereby adversely affecting our revenue and our market share.

We may not hire, retain or develop the people needed to support our business objectives.

We depend on specialist skills and capabilities of our employees to develop new technologies and products to compete effectively and secure new business.

Key personnel may leave without us being able to replace them with new suitably qualified and experienced personnel.

Our people have experienced significant change, including those associated with events leading up to and following the acquisition of Zoran in 2011, and the more recent disposal in October 2012 of our handset connectivity and handset location development operations as a result of which more than 300 employees were transferred out of the Group.

Following this transfer, CSR is investing in securing additional personnel and capabilities (including technical capabilities) but may be unable to identify, acquire and retain such resources, which in turn could affect CSR’s ability to execute its strategy. The failure to recruit people or to provide adequate training or development may result in our employees not having the required knowledge and skills for us to pursue our strategy. This could adversely affect our business.

We may fail to target or support the right customers.

The sales which we achieve from our products are largely dependent on the commercial success of our customers’ products.

Our success also depends on creating interest and demand for new ideas and technologies that are brought to end markets through our customers’ products.

If our customers’ products are unsuccessful, or expected adoption of new ideas fails to occur, on a timely basis or at all, our business may be materially adversely affected.

We are regularly, and may continue to be, subject to litigation, including claims that we infringe third party intellectual property rights.

From time to time in the ordinary course of our business, we have received, and may continue to receive, communications from customers, competitors and others threatening litigation in respect of claims that we have breached rights or obligations belonging or owed to them concerning patent and other intellectual property rights (IPR). Additionally, we have in the past received and may in future receive notices, that challenge the validity of our patents.

All of these claims may involve technology and patents that may

www.csr.com	44	45

Risk Factors

continued

apply to a wide range of our products and know how.

We are, and expect to be on an ongoing basis, involved in litigation, including that associated with intellectual property. Such litigation typically involves allegations of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of wilful infringement, and attorneys’ fees and costs. As we diversify and grow our business, we may become more involved in litigation or susceptible to infringement claims. We and our customers who use our products have in the past been, and currently are, subject to material patent infringement litigation. We and our customers may in the future be subject to further IP claims by third parties alleging infringement of our patents or other IPRs, including, for example, by third parties whose sole business is the assertion of patent rights and IP litigation, which is common in this industry.

Companies in the semiconductor industry often aggressively protect and pursue their IPR, including by filing complaints with the US courts or administrative bodies such as the US International Trade Commission (ITC) urging it to investigate the import and sale of allegedly infringing products. ITC litigation typically involves the plaintiff seeking an exclusion order against future import of the infringing integrated circuits, chipsets and products including the same and a cease and desist order in relation to marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the US or transferring them outside the US.

The defence of claims, including those concerned with IP, even if determined in our favour or mutually settled, could result in significant costs and harm to our reputation.

Litigation, including infringement claims that have been, or may in the future be, brought against or involving us, may require the expenditure of potentially significant funds and resources, including significant attorney’s fees, and time, to litigate, defend or settle such claims. Litigation related to such claims, whether in courts before administrative bodies such as the ITC, or in arbitration, can be complicated, protracted and expensive with regard to litigation fees and costs or settlement. IP claims could also divert the attention of our management or other key employees. No assurance can be made that third parties will not seek to commence additional litigation against us, or that the pending and/or additional litigation will not have a material adverse effect on our business. Any of the foregoing could have a material adverse impact on our business, revenue, operating expenses, financial condition and profitability. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact.

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

We have agreed to indemnify some customers for costs and damages of IP infringement in some circumstances. These agreements may subject us to significant indemnification claims by our customers or others. Indemnification claims may subject us to payment of attorneys’ fees and costs for our attorneys, as well as for our customers’ attorneys. In addition, we could be required to pay damages, exemplary damages, potentially substantial attorneys’ fees and court costs awarded against the customer, and licensing or settlement costs. If an injunction is issued against a customer, we may be required to pay for alternatives for the customer, which may or may not be available, and customer’s losses resulting from the injunction. We may also be required to redesign products at substantial cost, which may increase our operating cost and require expenditure of time, including the time of management, and such redesigns may not be successful technically or in solving the underlying legal concerns. To the extent we dispute a customer’s right to indemnification, such dispute may harm our goodwill and reputation with the customer and may harm the possibility of future business from that customer. In some instances, a customer may demand discounts or refuse to pay outstanding invoices in light of the customer’s indemnification demands. We have received, and expect to continue to receive, indemnification requests from customers that are involved in intellectual property litigation implicating, directly or indirectly, our products.

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

We fail to manage the transition to smaller geometry process technologies.

To remain competitive and sustain our prospects for growth, we need to provide products and solutions which incorporate increasingly complex features, whilst at the same time meeting increasingly exacting requirements on size, power and cost. This requires us to progressively transition our semiconductor and system on chip products to increasingly smaller line width geometries (meaning chips of a smaller size whilst incorporating faster processing time using less power) which helps support customer demands for smaller, more powerful and cost effective solutions. This transition requires modifications to design and manufacturing processes, and achieving these modifications could result in delays in product deliveries, increased expenses or reduced manufacturing yields.

CSR plc Annual Report and Financial Statements 2012

Risk Factors

Failure to transition to smaller geometries, on a timely basis (or at all), particularly in the development of system on chip solutions, could harm our competitive position.

Our Information Technology and automated systems could suffer an interruption or chronic failure disrupting the conduct of our business.

We rely on IT systems to support our operations globally. The loss of IT systems could affect our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or preventing us from launching new products on time.

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

We may fail to have appropriate measures and arrangements to protect and use commercially sensitive information, including intellectual property.

The information shared between us and third parties, (which includes the intellectual property owned by us, our suppliers and our customers), for the development of products and technologies is commercially sensitive and highly confidential. We enter into agreements with our employees, consultants, commercial partners and others to control access to, and distribution of, our technologies, documentation and other proprietary information and that of third parties. Despite these efforts, persons may attempt to obtain, use, copy, disclose, distribute, offer for sale or make our products, services or technology without authorization, including but not limited to combining with or releasing our code as open source. Monitoring the use and disclosure of our commercially sensitive information is difficult, and our security measures and contractual provisions may not prevent the unauthorised use or disclosure of our commercially sensitive information. Controls or restrictions put in place to protect data or ideas may not be sufficient and legal remedies are limited in different geographies.

We cannot assure you that our efforts to prevent the misappropriation or infringement of our intellectual property or the intellectual property of our customers will succeed. To enforce a breached contract requires the initiation of litigation. The initiation of litigation may adversely affect our relationships and agreements with certain customers that have a stake in the outcome of the litigation proceedings. Litigation is very expensive, time consuming and may divert the attention of management and other key employees from the operation of the business, which could negatively impact our business and results of operations.

Additionally, despite our security measures, persons could attempt to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these techniques. In addition, our information technology and infrastructure may be breached due to employee error, malfeasance or other disruptions. Failure of such controls may result in the Company breaching the intellectual rights of third parties or undertakings we have given to safeguard third party information.

In the event of an inappropriate exposure or misappropriation of our IP, the Company’s business reputation and its operating performance and results would be adversely affected and if such information were to be released to unauthorized parties, including competitors, litigation could be increased, and our business would suffer.

Intellectual Property Rights may provide insufficient protection.

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.

These measures and the scope of rights may not be sufficient to protect our technology from third-party infringement, invalidation, challenge, circumvention or to protect it from the claims of others. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours. Also, the laws of some countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, may not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe, and our products may be at risk for misappropriation by third parties.

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

Our failure or inability to obtain sufficient intellectual property rights protection could increase our expenses and harm our competitive position and result in increased litigation.

Design errors could go undetected during our development or validation phases leading to product recall or customer dissatisfaction.

The products that we supply to our customers are required to operate to very precise specifications. We may not detect errors or defects during the research & development of the hardware and software, which are used in our products or in their

www.csr.com	46	47

Risk Factors

continued

manufacture, or fail to identify bugs or susceptibility to connectivity viruses before the products are supplied to customers or installed in the customers’ own finished devices. This may occur due to inadequate testing, evaluation, insufficient or inadequate and suitably trained resources capable of identifying potential problems.

Errors, defects, bugs or viruses could result in our customers’ devices being faulty, which would result in returns from customers. If failures of faulty devices are attributable to our products, we may face claims for losses or damages, incur costs for rectifying the defects or replacing the product, and experience order cancellations, any of which would adversely affect our results. In addition, if any of our products failed to comply with customer specifications (including in respect of environmental matters), customers could have a right to reject or return products to us.

We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability and for those that do, the limitations may not be enforceable. Also, any insurance coverage (to the extent it is available) against losses that may arise as a result of some product defects may not be sufficient to cover claims asserted against us, or may not continue to be available generally or on reasonable terms. Product defects could have longer term harmful effects on our reputation or our relationships with our customers or the market acceptance or sales of our products.

We may fail to manage inventory levels, in particular for our Legacy Products Group and those affected by end of life manufacturing cycles.

The lead time to manufacture and test our products for delivery from our suppliers ready for shipment to our customers can take 12 weeks and in some cases even longer. To ensure we have sufficient product to meet our customers’ future demand, we have to make assumptions about their order levels, relying on customer projections as well as our own judgement and experience.

Due to general economic conditions and the volatile nature of the consumer electronics markets, actual demand can differ significantly from our assumptions. Such fluctuations in demand tend to be more extreme during the initial launch of new products and also towards the end of a products economic life, when demand can vary substantially from expectations.

Such fluctuations can result in us ordering too little product, meaning we cannot meet our customers’ requirements, or too much, meaning we are holding excess inventory which we might not be able to sell to our customers in the future.

Where we have discontinued investment in new products, (for example, the DTV business which was closed in 2011 and in handset connectivity where we have ceased new developments following the sale of that business to Samsung in 2012), we envisage declining demand for products that are nearing the end of their life, as customers switch to alternative and newer products. As a result, we believe there is increased risk of holding too much inventory for such products which may result in us either having to charge lower prices in order to sell the product, being unable to sell the products, or write of the inventory, resulting in the Company incurring material costs.

From time to time, circumstances may arise which require us to order greater quantities of products in order to meet expected demand over the longer term, albeit this is greater than the levels forecasted by customer order schedules. For example, during 2012, we were informed of the decision of a supplier to cease manufacture of a product. This has required us to plan orders at higher volumes in the short term, in order to allow us to support customer demand in the period after manufacturing by our suppliers ceases. We may find that we have ordered too much of these products and are left holding inventory which is no longer required, which may result in us either having to charge lower prices in order to sell the product or being unable to sell the products, write off the inventory, resulting in the Company incurring further material costs.
Depressed economic conditions may continue to adversely affect demand for our products and hence our financial performance.

Depressed global economic conditions persisted through 2012: even China, which in prior years had maintained economic growth and consumer spending, saw a general slowing in its economy and these conditions are likely to persist during 2013. Our products predominantly are, and will continue to be, supplied for incorporation into devices intended for the consumer market. If depressed economic conditions persist or worsen and sales of such consumer devices decline, demand for our customers’ products, and therefore for our own products, are also likely to decline. Any difficulties experienced by our customers and suppliers in accessing sources of liquidity could also seriously disrupt their businesses, which could lead to a significant reduction in future orders of our products or difficulty on their part to meet their payment obligations to us or the inability of suppliers to meet their obligations to us in supplying products or continuing to support our business needs.

We may fail to properly manage the Transitional Services Agreement (TSA) and overall relationship with Samsung Electronics Co., Ltd (Samsung) and suppliers.

In October 2012, we completed the disposal of our handset connectivity and handset location development operations to Samsung.

Under the terms of that disposal, CSR and Samsung entered into a Transitional Services Agreements,which sets out the terms for the provision of support by each to the other and certain services for a maximum period of 24 months from 4 October 2012. For example, we have agreed to provide continued assistance in relation to finalising the development of CSR9800 and securing long term supply arrangements for that product. Also, Samsung has undertaken to provide access to certain expertise and resources during an interim period, whilst we procure replacement resources.

Failure to provide the required support or meet certain deliverables could result in claims against us under the terms of the disposal agreement. Further, our obligations under the TSA, requires us to assign human and financial resources, which are diverted away from supporting our

CSR plc Annual Report and Financial Statements 2012

Risk Factors

own ongoing business activities. In addition, the transaction consideration may be reduced by up to $10 million if Samsung ceases development of CSR9800 prior to 1 June 2013, or if that product is not shipped in commercial quantities on or before 1 June 2014.

If we are unsuccessful in defending any challenge to our IPRs, such IP claims could subject us to significant costs, adversely affect our ability to market our products, require the redesign of our products or require us to seek licences from third parties and adversely affect our reputation and results of operations.

If we are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:

•	pay damages, royalties, lost profits, exemplary damages, and/or the third party’s attorneys’ fees and costs, which may be material;

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

•

expend significant resources to modify or redesign our products, manufacturing processes or other technology so that we do not infringe others’ IPRs, or to develop or acquire non-infringing technology, which may not be possible; and

•

obtain licenses to the disputed rights, which could require; the payment of substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all; or that we cease marketing the challenged products, and failure to obtain a license may be a competitive disadvantage as compared to competitors who are able to obtain such rights.

Any of the outcomes above may materially and adversely affect our business.

We do not have long-term contracts with our customers.

In keeping with wider industry practice, we do not generally enter into long-term purchase contracts with our customers, and we cannot predict whether our current customers will continue to place orders or whether existing orders or contracts will be cancelled.

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

The average selling prices of our products have historically declined over their life and this is likely to continue.

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

We rely on a limited number of third party foundries and subcontractors (in some cases sole suppliers) to supply materials, manufacture, assemble and test integrated circuit products which may be unable to meet the requirements of our business.

We do not own or operate a fabrication facility and, therefore, rely on third parties; in particular TSMC and ASE, to supply materials, manufacture, assemble and test our products on a timely basis and to agreed specifications. We purchase critical components from a small number of suppliers, and for certain raw materials a single supplier, in supporting the manufacture of our products.

We have no long term supply contracts and, therefore, our

suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, except as may be provided in a particular purchase order.

Because of this reliance on third parties, we are subject to risks, which we have experienced in the past and which may occur in the future, including:

•

changes to the terms on which the third parties are able or willing to supply products and services, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products or to support the delivery of finished products, for example by providing that capacity to other customers in preference to us;

•

natural disasters, including earthquakes and tsunamis (such as the events in Japan in March 2011 and more recently floods in Thailand), pandemics or geopolitical instability (such as the riots in China in September 2012) resulting in our suppliers being unable to obtain the raw materials to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;

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

We have experienced some of the foregoing in the past. For example, in 2013, one of our suppliers will cease the manufacture of a product that we supply to our customers. If we cannot source the products we need from one of our third party suppliers, we may be unable to quickly source our requirements from alternative suppliers. The loss of any such supplier, disruption of the supply chain, or

www.csr.com	48	49

Risk Factors

continued

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

We could be adversely affected as a result of financial difficulties of, or failure by, our distributors.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 16% of our revenue in 2012, 18% of our revenue in 2011, compared to 12% in 2010. The distributors are independent third parties who support our own direct marketing and sales. The current economic environment presents significant challenges for our distributors, including:

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

Our business would be disrupted if end customers were unable to obtain our products from the distributors on a timely basis. In the event a distributors fails, we may be unable to collect amounts owed to us, for products that we have supplied or recover those products in default of non-payment.

International political and other risks may adversely affect our operating results.

We derive nearly all our revenue from sales outside the UK. For example, our sales in China, where we maintain three branches/subsidiaries and approximately 300 employees, accounted for 40%, 44% and 55% of our revenue in 2010, 2011 and 2012, respectively. Further, one of the subcontractors that manufacture our products has operations located in China. As a result, we are subject to economic climate, political environment, government policies and other risks in each of the countries in which we and our customers operate, including in China, where the political legal and economic climate, both nationally and regionally, is extremely volatile and unpredictable. Examples of economic and political developments that could adversely affect us include government control over capital investments, increased taxation, restrictions on imports, import duties or currency revaluations.

We may face difficulties in complying with business practices or managing cultural differences, difficulties in working with local infrastructure and transportation networks, as well as difficulties in complying with local regulatory requirements in the design of products in each of the countries in which we and our customers operate. In particular, we are exposed to the legal and regulatory environment in China, which is subject to inherent uncertainties. For example, protections of intellectual property rights and confidentiality in China may not be as effective as in the US or other countries or regions with more developed legal systems. We may also incur costs in complying with new laws and regulations (for example, labour laws and regulations have been recently enacted in China).

Moreover, we and our customers are subject to various import and export laws and regulations. Government export regulations apply to the encryption or other features contained in some of our products. As a result, we and our customers may face restrictions on imports and exports or incur costs or operational limitations in obtaining and complying with the required permits. For example, the Chinese government imposes controls on technology import. If we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines.

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For instance, there is new US legislation to improve the transparency and accountability concerning the supply of minerals coming from the conflict zone of the Democratic Republic of Congo. This legislation includes disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer’s efforts to prevent the sourcing of such “conflict” minerals. Those new rules, which will require reporting in 2014, could adversely affect our costs, the availability of minerals used in our products and our relationships with customers and suppliers.

If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our business may be materially adversely affected.

We may fail to compete successfully in a very competitive market.

The markets for our products are highly competitive and rapidly evolving. We compete in different markets to varying degrees on price, technical performance, product features, product system compatibility, product design and technology, timely introduction of new products, product availability, and sales and technical support. We are seeing increased competition throughout the markets in which we operate. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share.

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

CSR plc Annual Report and Financial Statements 2012

Board of Directors

Board of Directors

▲ Audit Committee

■ Remuneration Committee

— Nomination Committee

Directors’ Biographies

Will Gardiner

Mr. Gardiner (age 48), Chief Financial Officer, joined CSR as Chief Financial Officer in June 2008. Prior to joining CSR, Mr. Gardiner was Finance Director for Technology and Enterprise at BSkyB plc. Before its acquisition by BSkyB in 2006, Mr. Gardiner had, since 2001, been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr. Gardiner held a number of senior roles within JPMorgan’s investment banking division, specialising in the telecoms and technology sectors. Mr. Gardiner has a BA from Harvard College and MA from Johns Hopkins University.

Anthony Carlisle ▲ ■ •

Mr. Carlisle (age 66), a non-executive director and CSR’s Senior Independent Director, was appointed a non-executive director of CSR in July 2005 and was appointed as Senior Independent Director on 27 May 2009. He is also a member of our Audit, Remuneration and Nomination Committees. Mr. Carlisle is the Chief Executive of Citigate Dewe Rogerson Consultancy. He has over 30 years experience in marketing and communications, advising major companies in the UK and internationally. He holds a BA in Economics.

Joep van Beurden

Mr. van Beurden (age 52), Chief Executive Officer, was appointed Chief Executive Officer on 1 November 2007. He has over 15 years of experience in managing technology companies in the US and Europe. Prior to joining CSR, Mr. van Beurden was Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market based in France. Before joining NexWave, Mr. van Beurden held senior positions at Canesta Inc., a fabless semiconductor company in San Jose, California and Philips Components also in San Jose. Prior to that, Mr. van Beurden had worked for five years for management and strategy consultants McKinsey & Company in Amsterdam. Mr. van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia in Lusaka. In January 2009, Mr. van Beurden was appointed a director of the Global Semiconductor Alliance (GSA), a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. He was appointed Chairman of the GSA in December 2011 after serving as a Vice Chairman since December 2009. Mr. van Beurden holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, The Netherlands.

Ron Mackintosh ■ •

Mr. Mackintosh (age 64), Chairman, has served as a non-executive director since May 2004 and was appointed Chairman with effect from 2 May 2007. Mr. Mackintosh is a non-executive director of software company Fidessa Group plc and non-executive chairman of AlertMe.com Ltd. Mr. Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr. Mackintosh was Chief Executive of Computer Sciences Corporation’s (CSC) European business, which had revenues of $2.5 billion. He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy which he co-founded in July 2000. Mr. Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Andrew Allner ▲  ■ •

Mr. Allner (age 59), a non-executive director, joined CSR as a non-executive director on 1 October 2008. Mr. Allner was appointed Chairman of the Audit Committee on 27 May 2009 and is also a member of the Remuneration and Nomination Committees. Mr. Allner is a chartered accountant with extensive experience in senior executive and non-executive positions. Mr. Allner is currently Chairman of Marshalls plc, a non-executive director, senior independent director and Chairman of the Audit Committee at AZ Electronic Materials SA and The Go-Ahead Group plc, a non-executive director and Chairman of the Audit Committee of Northgate plc and non-executive Chairman of Fox Marble Holdings plc. On 25 April 2013, Mr. Allner will be appointed non-executive Chairman of the Go-Ahead Group plc. Mr. Allner was Group Finance Director of RHM plc, taking a lead role in its flotation in July 2005 on the London Stock Exchange. Prior to joining RHM plc, Mr. Allner was CEO of Enodis PLC. Mr. Allner has also served in senior executive positions with Dalgety PLC, Amersham International PLC and Guinness PLC. He is a former partner of Price Waterhouse and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a graduate of the University of Oxford.

Christopher Ladas

Mr. Ladas (age 67), Operations Director, was appointed a director of CSR on 1 January 2008. He joined the Company in May 2000 when he served as CSR’s Executive Vice President, Operations. He has been instrumental in establishing CSR’s supply chain partnership with TSMC, world leader in wafer foundry operations and ASE, the largest assembly and test subcontractor in the industry. Mr. Ladas currently serves as Executive Vice President Operations. Between January 1996 and May 2000, Mr. Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, Mr. Ladas held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. Mr. Ladas holds a BS in Chemistry from Arizona State University, USA. He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the Global Semiconductor Alliance.

www.csr.com	50	51

Board of Directors

continued

Sergio Giacoletto-Roggio ■ •

Mr. Giacoletto-Roggio (age 63), a non-executive director, joined CSR as a non-executive director on 4 January 2007. He is Chairman of the Remuneration Committee and a member of the Nomination Committee. In December 2008, Mr. Giacoletto-Roggio retired from Oracle Corporation, where he had been executive vice president, Europe, Middle East and Africa and a member of Oracle’s executive committee. Prior to joining Oracle in 1997, Mr. Giacoletto-Roggio was President, value added services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles. Mr. Giacoletto-Roggio has served on multiple company boards and IT industry associations. He is currently the senior independent director of Colt Technologies SA, a non-executive director of Oberthur Technologies Holdings, a non-executive director of Temenos AG, and an Operating Partner with Advent International. Mr. Giacoletto-Roggio holds a Master’s degree in Computer Science from the University of Turin.

Teresa Vega ▲

Ms. Vega (age 58), a non-executive director, joined CSR as a non-executive director on 27 October 2010 and is also a member of our Audit Committee. Ms. Vega has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc., where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc., where she served as Chief Operating Officer of the wireless infrastructure unit. In each of these organisations, Ms. Vega led and built multi-billion dollar divisions and spearheaded major product launches. Between 2002 and 2005, Ms. Vega also served as Group President, Wireless Cable and Emerging Markets at Telecordia

Technologies Inc., a leading global provider of telecommunications software and services for network operators. Ms. Vega is currently non-executive chairman of Cambridge Broadband Networks Limited and ip.access Limited, both Cambridge, UK based, and non-executive chairman of Arieso Ltd, based in Newbury, UK.

Levy Gerzberg

Dr. Levy Gerzberg (age 68), a non-executive director, joined the Board of CSR as a non-executive director on 31 August 2011 as a result of the acquisition of Zoran Corporation where he was co-founder, President, CEO and Director. Dr. Gerzberg has over 30 years experience in the high technology industry in areas related to ICs, software and systems utilising digital signal processing in consumer electronics, communications, PCs, military and medical electronics markets. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University’s Electronics Laboratory, where he managed, conducted research and taught. He was named Northern California’s “2003 Ernst & Young Entrepreneur of the Year” in the Semiconductor category, and in 2004, he was honoured as the recipient of the California Israel Chamber of Commerce International Partnership award. Dr. Gerzberg holds a PhD in Electrical Engineering from Stanford University and an MS in Medical Electronics and a B.S. in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa, Israel. He is currently serving his second term on the Consumer Electronics Association’s Board of Industry Leaders.

Chris Stone ■

Mr. Chris Stone (age 50), a non-executive director, joined the Board of CSR as a non-executive director on 16 July 2012 and is also a member of the Remuneration Committee. Mr. Stone served as Chief Executive Officer of Northgate Information Solutions plc (now Northgate Information Solutions Holdings Limited), (‘Northgate’) from October 1999 until December 2011, and was responsible for creating a market leader in providing specialist software, outsourcing and information technology services to the human resources, local government, education and public safety markets across 5 continents with revenues of over £800 million and employing over 10,000 people. Following the acquisition of Northgate in 2007 by private equity firm KKR for £1 billion, when Northgate de-listed, Mr. Stone remained as CEO until December 2011. Prior to his role at Northgate, Mr. Stone held senior positions with Accenture, Digital Equipment Corporation UK and EDS.

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

Corporate Governance Report

Chairman’s introduction

Your Board is accountable to the Company’s shareholders for creating and delivering sustainable shareholder value through the management of the Group’s business. A key aspect of this is our commitment that the Board and all employees operate to high standards of corporate governance, which we consider to be fundamental to business integrity and enabling the Group to operate successfully. Fulfillment of the principles of good governance is founded on personal accountability of members of the Board and all employees. I and your other Board members believe this is driven from the top of the Company and should pervade throughout the organisation.

Together with my fellow directors, we expect all employees to act honestly, with integrity and fairness and this is supported by established policies and is reinforced through a culture that is driven from the Board members across the organisation. As an increasingly global business, the Board expects its various operations to act in accordance with the laws and customs of the countries in which they operate, adopt proper standards of business practice and procedures and respect the culture of every country where we do business. Together with the executive team who has day-to-day management of the business, the Board plays a key role in setting these standards. Your Board receives regular reports across all aspects of the Group’s business, including in areas directly related to good governance. These range from matters such as the progress in implementing training associated with the UK Bribery Act, which has continued through 2012, to the evaluation and management of risks associated with the conduct of the Group’s business, and the implementation of new processes or reporting systems to enable the directors to ensure that they receive relevant and timely information on the Group in connection with meeting its objectives and to support the Board in the performance of its duties.

As a unitary Board, your directors also have a shared responsibility for the long term success of the Group. This is performed through the formulation and execution of the Group’s strategy, making enquiries of management, assessing performance, demonstrating independence, knowledge and experience and holding management to account. We consider the Board is sufficiently diverse, having regard for the provisions of the UK Corporate Governance Code (“the Code”) on diversity, and has the right balance of skills, experience and background. This balance and diversity is periodically evaluated and, in considering new appointments to the Board, attention is given to sustaining the appropriate balance, with due regard for the evolution of the Group.

In 2012, we believe CSR took further important steps in delivering its long term strategic objectives, most significant being the disposal in October 2012 of the handset connectivity and handset location development operations and technology to Samsung Electronics Co. Ltd. (“Samsung”). At the same time, the Company was actively engaged in meeting targets identified as part of the effective integration of what had been the separate CSR and Zoran businesses, following the acquisition of Zoran completed in the autumn of 2011, as well as improvements in key processes associated with delivering new products and technologies. Your Board has played an active role in matters concerned directly with these changes, whilst also ensuring continued focus on ensuring the Company and the wider Group continue to conduct its business in keeping with the principles of good governance and sound management.

The following report, which includes on pages 58 to 62 the report of the Audit Committee, and the separate report of the Remuneration Committee on pages 66 to 75, explains how the Board operates, the roles of the Board members and how the Board and its Committees function to ensure compliance with the principles of corporate governance. In this report and the Business Review on pages 40 to 44, we also explain how we encourage our employees across the Group to accept their individual accountability for ensuring that the Group as a whole operates to high standards of governance.

Ron Mackintosh

Chairman

Statement of compliance

The Company’s shares are listed on the London Stock Exchange and, therefore, under the Listing Rules of the Financial Services Authority, the Board must report on compliance with the Main Principles set out in the UK Corporate Governance Code published by the Financial Reporting Council (formerly the Combined Code on Corporate Governance) (the “Code”). The Code was introduced in June 2010 and was effective for the Company for the reporting period commencing on 1 January 2011. The Board has considered the provisions of the new Code, published in September 2012 and effective for companies with a financial year commencing on or after 1 October 2012. In this report, we address a number of the new items arising from the amended Code.

The Company’s American depositary receipts are listed on the NASDAQ Stock Market LLC (“NASDAQ”) and the Company is therefore subject to the rules of the NASDAQ and US Securities laws and the rules of the US Securities and Exchange Commission (the “SEC”) applicable to foreign private issuers.

Other than the provision relating to the balance of executive and non-executive directors on the Board, the Board has complied with the provisions of the Code. For the period from 2 January 2012 to 30 June 2012, the provision of the Code on the balance of independent non-executive directors and of executive directors was not met.

For the period from 2 January 2012 to 30 June 2012, the Board comprised the Chairman, Mr. Ron Mackintosh, four independent non-executive directors, being Mr. Anthony Carlisle, Mr. Andrew Allner, Mr. Sergio Giacoletto-Roggio and Ms. Teresa Vega, one non-executive director, who was not independent, Dr Levy Gerzberg, (who

www.csr.com	52	53

Corporate Governance Report

continued

joined the Board following the acquisition of Zoran Corporation in August 2011) and four executive directors, being Mr. Joep van Beurden, Chief Executive Officer, Mr. Will Gardiner, Chief Financial Officer, Mr. Kanwar Chadha, Chief Marketing Officer and Mr. Chris Ladas, Operations Director.

With effect from 30 June 2012, Mr. Kanwar Chadha, Chief Marketing Officer, stood down from the Board. Following Mr. Chadha’s resignation, the balance of the Board complied with the Code.

On 16 July 2012, Mr. Chris Stone joined the board as a non-executive director. Mr. Stone is considered by the Board to be independent of management. Mr. Stone has extensive experience as a senior executive and in his most recent former role, at Northgate Information Solutions, was responsible for growing a business with world leading positions in a dynamic technology sector.

The Board recognizes that Dr Gerzberg does not satisfy the requirements under the Code as an independent non-executive director based on his previous executive role within Zoran. The Board however considers that Dr Gerzberg’s experience and considerable knowledge of Zoran and of its technologies and markets has and will continue to contribute significantly to the understanding of the Board and to the conduct of its business.

The Board remains satisfied that an appropriate balance of skills and experience has been in place to enable the Board to perform its responsibilities effectively. An overview of the balance of skills and experience on the Board is given below.

Succession planning and organisational development

The Board recognises the importance that succession planning plays in supporting the delivery of the Group’s strategy. During 2012, the Board gave significant attention to the impact of the disposal of the handset operations to Samsung and the associated restructuring of the Group. The Board has received regular reports on the implementation of the new organisation structure, the recruitment of additional people necessary to support the Group’s objectives, including, as appropriate, smaller acquisitions of new capabilities that complement our strategy. These form part of broader considerations associated with succession planning, which is expected to be an area of attention in 2013.

Ethics policy

All employees of the Group, including the directors and senior officers, must comply with the Group’s Ethics Policy, which was first adopted in 2009 following the Company’s registration with the SEC. In addition, the Company has adopted an Executive Ethics Policy that applies to Board members, senior officers and other specified employees and is intended to meet the “code of ethics” requirements of Section 406 of the US Sarbanes- Oxley Act. A copy of the Executive Ethics Policy may be found at www.csr.com/ethicspolicy. Information on the Company’s website is not incorporated by reference in the filing of the Form 20-F with the SEC.

The following statements describe how the Board operates and the respective roles of the Chairman, non-executive and executive directors.

The Board

As at 28 December 2012, the Board comprised ten members, being the Chairman, Mr. Ron Mackintosh, three executive directors and six non-executive directors, one of whom is not independent. Of those in post as at 28 December 2012, nine directors including Mr. Mackintosh had served throughout the year.

The three executive directors in office at 28 December 2012 who had served throughout the year were Mr. Joep van Beurden, Chief Executive Officer, Mr. Will Gardiner, Chief Financial Officer, and Mr. Chris Ladas, Operations Director. The five non-executive directors who served throughout the year, four of whom are considered independent of management, were Mr. Anthony Carlisle, Mr. Andrew Allner, Mr. Sergio Giacoletto-Roggio, Ms. Teresa Vega

and Dr. Levy Gerzberg, who was a co-founder of Zoran and previously their chief executive officer, a company acquired by CSR on 31 August 2011. Mr. Chris Stone joined the Board as a non-executive director on 16 July 2012 and is considered independent.

Mr. Mackintosh has served as Chairman of the Board since May 2007 and as a non-executive director of the Company since May 2004. In the opinion of the Board, on each of his appointments as a non-executive director and as Chairman, Mr. Mackintosh was independent of management. The Board is satisfied that Mr. Mackintosh is able to devote the necessary time commitment to the role of Chairman of the Board.

Mr. Anthony Carlisle has served as the Senior Independent Director since May 2009 and Mr. Andrew Allner, a chartered accountant with recent and relevant financial experience, has served as Chairman of the Audit Committee since May 2009. Mr. Gardiner is the director responsible for health and safety. Mr. Brett Gladden served as Company Secretary throughout the year.

Board balance and diversity

The Board believes that it has an appropriate balance of diverse skills and experience that contribute to the effective performance of the business and contribution of the Board. The Board includes executive and non-executive directors with extensive knowledge of the background and development of the Group. We believe that the directors have a wide experience in industries relevant to those in which the Group operates. This experience encompasses the cycle of product research, development, strategic marketing and communications, customer knowledge, and wider corporate development, including financial management and experience in mergers and acquisitions. The Board believes that it is important to consider board diversity within the context of ensuring those appointed to the Board are able to contribute effectively based on relevant skills and knowledge. The Board acknowledges developments in promoting broader diversity on company boards that reflect the wider gender, ethnicity and cultural backgrounds that make up our society. The Board is supportive of such matters and is satisfied that in its consideration of the composition of

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

the Board and in executive management, the Company reflects this principle. In the appointment of personnel to roles in the Company, including those at Board level, the Company has demonstrated its willingness to promulgate diversity where this is also consistent with ensuring people are appointed who possess the necessary talent and experience to support the Company and Board in its activities.

Reflecting the global market within which the Group operates, the Board comprises directors from five different nationalities with experience of managing businesses in each of the continents in which the Group is present. A detailed biography for each member of the Board is given on pages 51 and 52.

The conduct of the business of the Board

The Board meets regularly during the year as well as on an ad hoc basis as required by time critical business needs. Primarily in connection with the disposal of the handset operations to Samsung, a number of ad hoc meetings were held in 2012 beyond the scheduled business.

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

The process of review and approval of the foregoing matters is undertaken following discussions in conjunction with senior executive management, who in turn are responsible for the conduct of the Group’s operations and for reporting to the Board on the progress being made in meeting the objectives. The schedule of matters reserved for the Board was reviewed in December 2012.

The Chairman’s role is to ensure that the Board functions effectively, overseeing the timely and effective provision of information to the Board and that the business of the Board is properly conducted. Briefing papers and a meeting agenda are provided to each director in advance of each meeting. Decisions are taken by the Board, taking into account, where appropriate, the recommendations of its Committees and advice from external consultants and executive management, as appropriate.

The Board regularly reviews strategy as part of its normal business. This includes holding off-site meetings during each year, the agendas for which cover a broad range of financial, commercial and technical aspects concerning the strategic objectives for the Group. In 2012, the one off-site meeting was held in the summer, with members of the management team attending. As part of the process for reviewing strategy both within its normal business and the off-site review, the Board considers the known and potential challenges associated with the execution of the objectives. The Board also considers the risks to the Group in delivering the strategy, assessing management’s mitigation of identified risks and also to what extent risks should be accepted in the execution of its objectives.

The non-executive directors of the Board have diverse business, financial and technical experience, details of which are summarised on pages 51 and 52. Each non-executive director plays a full role in contributing to the determination of agenda items and the consideration of matters brought before the Board. This includes:

•	considering, approving and monitoring performance against strategic objectives through detailed reviews conducted at Board level;

•	providing entrepreneurial leadership within a framework of prudent and effective controls, which were created to enable risks to be assessed and managed; and

•	setting the Group’s values and standards and ensuring that its obligations to shareholders and other stakeholders are understood and met.

Non-executive directors are expected to constructively challenge and contribute to the development of the Group’s strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance of management.

Non-executive directors attend meetings with management outside the normal cycle of formal meetings, either to receive updates in areas of specific interest or to discuss the planning and execution of tasks connected with specific matters, which, in 2012, included assessing the strategic and business case for the disposal of the handset operations to Samsung and subsequently preparing documentation issued to shareholders to approve the disposal.

Independence of non-executive directors and segregation of duties

In accordance with the provisions of the Code, consideration has been given to the independence of all the non-executive directors. The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. The Board considers that Dr. Gerzberg, formerly Chief Executive Officer and a co-founder of Zoran Corporation, acts in a manner which is independent of management and the Company.

The division of responsibilities between the non-executive Chairman and Mr. van Beurden, Chief Executive Officer (“CEO”), is sufficiently clear and established in the opinion of the Board that it is not required that it be formally documented. The Chairman is responsible for the running and leadership of the Board.

It is the responsibility of the Chairman to:

•	run the Board and set its agenda, taking into account the concerns of all Board members;

•	ensure that Board members receive accurate, timely and clear information, in particular about the Company’s performance, to enable the Board to carry out its duties effectively;

•	enable constructive debate and effective decision making, ensuring sufficient time is allowed for discussion of complex or contentious issues;

•	ensure that Board decisions are effectively implemented;

www.csr.com	54	55

Corporate Governance Report

continued

•	promote the highest standards of corporate governance and business ethics throughout the Group; and

•	ensure effective communication with shareholders.

The CEO is responsible for leading and managing the business within the authorities delegated by the Board and to promote the interests of the Company and Group as a whole.

It is the responsibility of the CEO to:

•	devote substantially the whole of his time and his attention and skill to the duties of his office;

•	develop strategy proposals for recommendation to the Board and ensure that agreed strategies and associated plans are reflected in the business;

•	be responsible to the Board for the performance of the business consistent with agreed strategy, plans and policies;

•

at all times keep the Board and the Chairman promptly and fully informed of his conduct of the business and affairs of the Company and of the Group as a whole and provide such explanations as the Board or the Chairman may require in connection therewith; and

•	faithfully and diligently perform such duties and exercise such powers, consistent with the office to which he is appointed, as is from time to time assigned or vested in him by the Board.

The CEO has day-to-day responsibility for the Group. The executive management, who are responsible for the performance of discrete commercial and operational activities of the Group, report to the Board. The executive management includes management teams responsible for reviewing the implementation of established objectives and assessing performance of particular functions against those objectives. Representatives from these teams attend and report to an executive leadership forum which includes the executive directors. The CEO also meets regularly with the managers and leaders in various established forums that fit with the operational cycles of the Group. The CEO formally reports at each meeting of the Board on salient matters arising from the execution of his responsibilities.

The Board receives reports within its normal business on the activities across the Group, including strategic, financial, commercial and on human resources. Periodically, members of the executive management that report into the CEO attend these meetings and report on areas of their responsibility. At these meetings, the Board will receive status reports on progress against specific targets, for example in performance against project milestones, or assessments on the launch of new products. This will include an assessment of any potential risks associated with the deliverables and possible mitigation measures. As a global business, the Board considers it important to receive information on the business of the offices across the world. Accordingly, reports are provided by the executive management on the results of their visits to the Group’s offices, as well as meetings with customers and suppliers. The Board is proposing to visit two of the Group’s locations outside of the United Kingdom during 2013.

The Board met 13 times during the year through scheduled regular meetings and ad hoc meetings reflecting the business needs of the Group and the attendance of each of the directors is shown on page 65. Meetings of duly appointed committees to the Board met a further nine times enacting elements of business specifically delegated and which were attended by at least one non-executive director and two executive directors.

Evaluation of the performance of the Board

The Board has undertaken an annual evaluation of the performance of the Board and its Committees on which it has reported since 2006. Since inception of the evaluation until 2011, these evaluations have been conducted through a written survey prepared by the Company Secretary. The Board has considered the provisions of the new Code and its guidance on the conduct at least once every three years of an evaluation of the performance of the Board supported by an external agent. In the autumn of 2011, Armstrong Bonham-Carter was appointed to support the evaluation process to consider the effectiveness of the Board, and its Committees, individual contributions and the Group’s performance as a whole. The evaluation was conducted through the latter part of 2011.

Armstrong Bonham-Carter submitted their reports and findings on the Board and its Committees during December 2011. Overall the findings were that the Board and its Committees were performing effectively. The Board implemented specific actions addressing findings arising from the review. In its 2012 performance review which was led by the Chairman with the support of the Secretary, the Board considered both the performance during the year and the progress in addressing the specific actions arising from the 2011 review, for example in enhancements to the scope and content of regular reports considered by the Board and also in giving further time during the year to consideration of the appropriate composition of the Board, the latter item resulting in the appointment in July 2012 of Mr. Chris Stone to the Board. The conclusion was that in these matters good progress had been made in addressing the areas for attention. The Board was also satisfied with the performance of the Board and its Committees.

Policy on appointment and re-appointment

In accordance with the provisions of the Code, which was effective for the reporting period of the Company commencing on 1 January 2011, the Board determined to adopt the provisions in regards to election and re-election of directors ahead of the Code’s actual implementation date. Accordingly, all directors serving on the Board have stood for re-election since the Annual General Meeting held in May 2011, and this practice will continue for future AGMs.

Mr. Stone was appointed a non-executive director with effect from 16 July 2012 and has a letter of appointment effective for a three year term from that date. In accordance with the Company’s Articles, Mr. Stone will be offering himself for

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

election at the 2013 Annual General Meeting being the first Annual General Meeting of the Company since his appointment.

Further information on Mr. Stone who is standing for election and each of the directors standing for re-election is set forth in the Notice of the Annual General Meeting, which is in a separate document issued to all shareholders.

On appointment, all directors are asked to confirm they have sufficient time to devote to their duties which, along with their duties and roles, are confirmed in their letter of appointment. They are also advised that they have access to the advice and services of the Company Secretary and, in addition, that they are entitled to seek independent professional advice in the furtherance of their duties, if necessary, at the Company’s expense. As part of their induction, the directors are provided with information explaining their role and duties, in addition to background information on the Company and Group as well as the function and recent deliberations of the Board and its Committees by way of recent papers and reports, for example those from the auditors in the most recent full financial year. Following his appointment in July 2012, Mr. Stone met with members of the Board and executive management, in addition to advisers to the Company, in order to support his induction.

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

Communications with shareholders

The Board makes considerable efforts to maintain good relationships with shareholders. Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its major shareholders through regular meetings and presentations following announcements of each quarter’s results. The Board believes engagement with all shareholders, including smaller investors, is important and welcomes the attendance of shareholders at the Company’s Annual General Meeting which in 2013 will be held in London. For the meeting in 2012, arrangements included an area set aside to show applications of the Company’s technologies in various products, including demonstrations provided by members of the project teams.

The Senior Independent Director, Mr. Anthony Carlisle, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention. The Board is also apprised of discussions with major shareholders to ensure that executive and non-executive directors consider any matters which might be raised by those shareholders and to enable all directors to understand shareholders’ views. This includes feedback from the meetings attended by executive directors and the Chairman, in addition to reports from the Company’s advisers on their engagement with shareholders on behalf of the Company. During 2012, the Chairman engaged with a number of shareholders to discuss the proposed disposal of the handset operations to Samsung and proposals for the return of capital to shareholders, and to discuss the Group’s strategy.

Non-executive directors attend the Annual General Meetings and will also make themselves available to meet with shareholders on other occasions where requested. Corporate information is available on the Company’s website, www.csr.com. Information on the website is not incorporated by reference in the filing of the Form 20-F with the US Securities and Exchange Commission.

Committees of the Board

The Board has three Committees, Remuneration, Audit and Nomination. Throughout the year, each of Mr. Allner and Mr. Carlisle were members of the Remuneration, Audit and Nomination Committees. Mr. Giacoletto-Roggio was throughout the year Chairman of the Remuneration Committee and a member of the Nomination

Committee. He stood down as a member of the Audit Committee in April 2012. Ms. Vega served as a member of the Audit Committee from April 2012. Mr. Stone served as a member of the Remuneration Committee from December 2012. Mr. Mackintosh chairs the Nomination Committee, is a member of the Remuneration Committee and attends meetings of the Audit Committee by invitation.

In accordance with the Code, the duties of the Committees are set out in formal terms of reference. These are available from the Company Secretary and can be found on the Company’s website, www.csr.com. Membership of the Committees is shown on pages 51 and 52. Information on the Company’s website is not incorporated by reference in the filing of this Annual Report with the US Securities and Exchange Commission. The Company Secretary acts as secretary to each of the Committees. Each Committee undertakes an annual review of its terms of reference and makes recommendations to the Board for changes where appropriate. The Board considers that the terms of reference of these Committees are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules, (see “US Listing Requirements” on pages 64 to 65).

Remuneration Committee

Mr. Sergio Giacoletto-Roggio was throughout 2012 the Chairman of the Remuneration Committee, a position he held since September 2007. The other members of the Committee at 28 December 2012 were Messrs. Allner, Carlisle, Stone and Mackintosh.

The principal function of the Remuneration Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole. The Remuneration Committee met four times during the year and the attendance of its members is shown in the table on page 65.

The report to shareholders on the role of the Remuneration Committee and how directors are remunerated, together with details of individual directors’ remuneration are set out on pages 66 to 75.

www.csr.com	56	57

Corporate Governance Report

continued

Nomination Committee

Mr. Ron Mackintosh is the Chairman of the Nomination Committee, a position he has held since May 2007. The other members of the Nomination Committee at 28 December 2012 were Messrs. Allner, Carlisle and Giacoletto-Roggio.

The role of the Nomination Committee is to consider appointments to the Board and succession planning at senior levels within the Company. The Nomination Committee reviews the composition of the Board, particularly in relation to the diversity of skills, experience and terms of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the Group.

The Nomination Committee retains external search consultants as appropriate to assist the Committee in identifying candidates for appointments to the Board. During 2012, the Nomination Committee engaged Russell Reynolds, executive search consultants, who are independent of the Company, to undertake a search for suitable candidates for a new non-executive director which culminated in the appointment of Mr. Stone effective from 16 July 2012. The Board is satisfied that a robust and thorough evaluation was undertaken in connection with Mr. Stone’s appointment to the Board.

During 2012, the Nomination Committee did not meet separately, but did meet as part of the formal proceedings of the Board to consider the appointment of Mr. Stone.

Audit Committee

Mr. Andrew Allner is the Chairman of the Audit Committee, a position he has held since May 2009. The Board has determined that Mr. Allner, a Chartered Accountant, has “recent and relevant financial experience” for the purposes of the Code and is an “audit committee financial expert” for the purposes of US securities laws.

The Board has further determined that for the purposes of US securities laws, Mr. Allner is independent in accordance with the definition of independence in Rule 5605(a)(2) of the listing rules of the NASDAQ Stock Market.

The other members of the Audit Committee at 28 December 2012 were Mr. Carlisle and Ms. Vega who joined the Committee in April 2012. Mr. Mackintosh, Chairman of the Board, attends meetings of the Audit Committee by invitation. The experience and expertise of the members of the Audit Committee are summarised on pages 51 and 52. The attendance of its members is shown in the table on page 65. Each member of the Committee is financially literate, having the necessary ability and experience to understand financial statements.

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

Introduction from the Chairman of the Audit Committee

Your Audit Committee believes that it is essential for the success of the Company that there is a sound framework of internal controls, risk management, and management and financial reporting to enable the Board to assess the performance of management in achieving its strategic and operational objectives and hence enable improvement in its business and financial performance.

In the following sections of this report, we explain how during 2012, the Audit Committee has contributed to this process in reviewing and providing guidance to management in the execution of a number of important projects, linked to the continuing development of the Group and also matters associated with ongoing regulatory compliance. In 2012, one such area of focus was the review of reports from management and advisers in connection with the proposed disposal of the Handset Operations to Samsung (including those disclosures made to shareholders in the circular issued under UK and US reporting requirements). The Committee reviewed various aspects associated with the proposed transaction, including for example the assessment of the Group’s anticipated revenue profile and cash resources in the period immediately following the disposal and for the longer term. This included consideration of those ongoing revenues expected to be generated from that part of the handset business retained by the Group under the terms of the transaction with Samsung. The Committee has also reviewed progress by management in delivering key financial targets set at the beginning of the financial year. This included overseeing the analysis of appropriate revisions to those targets in order to reflect the disposal of the Handset Operations as well as subsequent reductions in operating costs which have been implemented.

The acquisition of Zoran Corporation in 2011 resulted in the Group conducting business in a number of new territories. The Audit Committee has received reports during 2012 on how the geographic spread of the Group impacts its fiscal strategy and planning for tax matters.

Recognising the volatile macro-economic conditions facing the Group across its various product and geographical markets, the Committee has considered various matters and forecasts concerned with the performance of the Group and how potential or actual adverse performance against expectations are being addressed and where possible mitigation measures taken. This has included the financial standing of customers and consideration, for example, of terms of business, including the credit extended to third parties with whom the Group conducts business and the basis on which these are set and reviewed. The Committee has reviewed progress on the implementation of new information systems in support of the Group’s strategy, including changes in the Oracle operating system and two sales-based tools, Demantra and SalesForce, that support timely sharing of information in support of the performance of the business, customer engagement and evaluation of sales opportunities.

The Committee has also received regular reports on the Group’s implementation of training to meet the requirements of the UK Bribery Act, for which the Company was recognized at the E-Learning Age

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

Awards with a Gold Award for the standard of its online training tool. These areas augmented the routine business of the Committee that is undertaken according to its terms of reference, which are also explained in more detail below.

Andrew Allner

Chairman Audit Committee

Role of the Audit Committee

The Audit Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. In conjunction with these activities, the Committee is responsible for the development, implementation and monitoring of the Company’s policy on external audit and for overseeing the objectivity and effectiveness of the external auditors. The Audit Committee monitors the conduct of the audits of the consolidated reports and financial statements of the Group and its subsidiaries. This includes consideration of the areas of focus of the audits in conjunction with the external auditors and assessment of their findings and recommendations, where relevant. The Audit Committee also reviews and considers representation letters which are provided to the independent auditors, where they are required for the independent auditors to release their final reports.

The Audit Committee recommends the appointment and re-appointment of the Group’s external auditors and considers the scope of their audit work, the terms of their appointment, their fees and the cost effectiveness of their work. The forthcoming changes under the Corporate Governance Code in respect of the appointment of external auditors has been discussed, and consideration is being given to the appropriate action in respect of these changes.

The Audit Committee monitors the effectiveness of the Group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls, and also reviews the statement on internal controls before it is agreed by the Board for each year’s annual report.

A detailed agenda of matters for discussion at the meeting, together with supporting papers is provided in advance of each meeting of the Audit Committee. The agenda incorporates a range of standard business items considered at each meeting. Routine business items include reports from the Chief Financial Officer and Internal Auditor as well as a draft form of the announcement on the Group’s financial results for each quarter. In addition, the Audit Committee addresses a number of other items as part of its schedule of business through the course of a year, such as risk management, business continuity planning, treasury policy and procedures, tax planning and the Group’s policy manual as well as such ad hoc matters as are deemed appropriate. The schedule of agenda items for the calendar year was last reviewed and approved by the Audit Committee in July 2012 and was considered to remain appropriate for 2012 and into 2013.

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

The conduct of the business of the Audit Committee

The Audit Committee met six times in 2012 in the execution of its responsibilities. The more material matters considered and any proposals for action were reported by the Chairman of the Audit Committee to the subsequent meeting of the full Board. During 2012, in addition to the routine business, the Audit Committee received reports on additional matters falling within its terms of reference, including on the disposal of the Handset Operations to Samsung, and the key financial matters connected with the disposal. This included discussions on the potential impact on the business of the transfer of over 300 employees to Samsung and the measures being taken by management to mitigate against the potential adverse impact from the loss of such a significant proportion of the Group’s employee base on sustaining the efficient and cost effective performance of the remaining business in support of the Group’s objectives. The Committee also received reports on the disclosures forming part of the information contained in public announcements to shareholders as required under UK and US reporting regimes (including the circular issued to shareholders for the business of the General Meeting at which the disposal of the Handset Operations was considered and approved) as well as work to ensure the Group was able to comply with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002 as of 28 December 2012. More details on this work are set out below.

The Audit Committee reviews all proposed announcements to be made by the Group to the extent they contain financial information. In the preparation of such statements, the Audit Committee considers the level of disclosure and how these comply with prevailing accounting standards as well as good practice. From time to time, the Audit Committee has instigated reviews of the approach taken by management on specific items with due regard to prevailing interpretation and practice. In 2012, the Audit Committee was also advised on the timing of the introduction of new reporting standards, how they impact the Group, and appropriate action to ensure the Group will comply, which has also been shared with the auditors.

Each quarter, as part of its routine business, the Audit Committee receives a detailed report from the Chief Financial Officer on the performance of the Group. In addition to a summary of the balance sheet and income statement, the report incorporates detailed analysis on a range of key metrics which tracks the performance of the Group and its operating segments. This information forms part of the discussions by the Audit Committee to ensure that material matters are properly considered and discussed with management and, where appropriate, the external auditors. The information and the discussions support the understanding of the Audit Committee and the Board on the nature of disclosures which should be made in the Group’s financial results. The Audit Committee periodically discusses the nature of the analysis which is provided in reports which it receives and considers areas for enhancement to reflect the evolving business of the Group. For example, in the latter part of 2012, the Audit Committee considered the possible impact of potential changes to the organisation and in the reporting of performance of the Group’s segments to the Chief Executive

www.csr.com	58	59

Corporate Governance Report

continued

Officer following completion of the disposal of the Handset Operations to Samsung and the associated changes in the reporting of the Group’s segmental information.

The Audit Committee monitors the effectiveness of the internal audit function, considering and approving the scope of the annual internal audit plan, and thereafter reviewing reports on the results of internal audit work which has been conducted. The Audit Committee receives reports on a quarterly basis setting out the findings from the reviews performed, in addition to the progress made in addressing any outstanding recommendations arising from earlier audits which have been conducted. The plan provides for a rolling schedule of visits to all offices within the Group, as well as the review of various functions and activities, both financial and non-financial.

Since the Company became subject to the reporting requirements of the US Securities Exchange Act of 1934, the Audit Committee has received reports from management regarding the Company’s compliance with requirements under the Exchange Act (including those rules and regulations that apply by reason of the US Sarbanes-Oxley Act of 2002) that relate to financial reporting and other disclosure matters. These requirements relate, among other things, to disclosure controls and procedures and internal control over financial reporting (which applied as of the end of the 2011 financial year). The Internal Auditor reports on various aspects of ensuring compliance with Sarbanes-Oxley each quarter based on the approved internal audit plan.

As part of the adoption of the internal audit plan, the Audit Committee also considers and approves the utilisation of external resources to assist in timely execution and reporting, where required.

At 28 December 2012, the Group had cash resources of $333 million, an increase from the $278 million held at the end of the prior year. The net inflow arises from the day-to-day operations of the Group, after the return of capital to shareholders resulting from the tender offer, share buybacks and payment of a final and interim dividend during the year. These are discussed in the Business Review on pages 31 to 34. The Audit Committee monitors the Group’s Treasury function on a regular basis, including where appropriate periodic external audits of the Treasury function’s policies, procedures and working practices. The Group’s Treasury Policy was most recently reviewed in October 2012 and the findings reported for consideration by the Audit Committee at its scheduled meeting in October 2012. The review included amendments to the approved counterparties with whom the Company might place cash on deposit to reflect management’s assessment, in conjunction with independent reports received on changes to the ratings of certain financial institutions.

The routine business of the Committee at each meeting includes an update on a range of ongoing litigation and litigation related matters concerning the Group. This review is also supported by a sub-committee of the Board led by the Chairman, the purpose of which is to consider matters connected with material litigation. Both the Audit Committee and the Litigation sub-committee have access to the advice and support of the Group’s executive management and outside counsel where considered appropriate. The results of these meetings are reported to the Board as appropriate.

The Committee continues to receive reports each quarter on progress in raising awareness within the organisation across functions and territories on appropriate processes and engagements with third parties in response to the UK Bribery Act. This includes the Group-wide online training, which was initiated in 2011 and for which the Group received a Gold Award at the 2012 E-learning Age Awards. During the latter part of 2012, external advisers were appointed to undertake additional targeted face to face training to augment the on-line training and to review prevailing policies with regard to the changes in the Group and developing practices and interpretation of how best to respond to the principles of the UK Bribery Act. This work is ongoing and progress reports will form part of the business of the Audit Committee at future meetings.

Interaction with the external Auditors

During 2012, as part of its formal business, the Audit Committee met on six occasions with the external auditors. On two occasions the Audit Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Audit Committee has a policy of permitted services which details the services that can be provided by the Group’s auditors and those services which require specific advance approval by the Audit Committee. The policy also details services that the Group’s auditors are not permitted to provide. The objective is that the auditors should not be employed to provide services where either the nature of the work or extent of the services and fee payable might impair the auditors independence or objectivity. The external auditors are permitted to undertake some non-audit services, providing this has been awarded after due consideration of their skills, competence and integrity to carry out the work in the best interests of the Group, on for example, advisory services and due diligence activities associated with potential acquisitions. For permitted services, the Audit Committee has delegated the determination of fees to the Chief Financial Officer, provided the fee does not exceed £100,000. No services can be provided in excess of £100,000 without the prior approval of the Audit Committee. The policy, which was reviewed in October 2012, was complied with throughout the year.

The Audit Committee is aware of and has approved the audit and non-audit services which have been provided during 2012 by the Company’s external auditors, Deloitte LLP (“Deloitte”). Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group and work associated with the disposal of the Handset Operations, including the

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

	2012	2011	2010
Total Fees to the Group’s Auditors	$’000	$’000	$’000
Audit Fees	883	1,007	745
Audit-related services	110	44	44
Taxation services	672	466	394
Other Services	350	2,380	–
Total	2,015	3,897	1,183

circular issued to shareholders in connection with seeking approval of the disposal. The Audit Committee considered the appointment of Deloitte for this work and determined that, not only was their appointment the most cost effective way of conducting the business, but also that no conflicts of interest existed between such non-audit work and the role as auditor. The Audit Committee is satisfied that, notwithstanding this work, Deloitte have retained objectivity and independence during the year.

The table above shows the fees paid by the Company to the external auditors as approved by the Audit Committee.

Approval for permitted non-audit services is sought as required under the Committee’s policy. During 2012, total non-audit related fees were $1,132,000 (2011: $2,846,000). The most significant element stated above in ‘Other Services’ related to the transaction with Samsung where the appointment of Deloitte was approved by the Audit Committee. The Audit Committee considered that performance of the relevant non-audit services by Deloitte was the most cost effective way of conducting the requisite work and therefore in the best interest of the Group having due regard to the competence and knowledge possessed by Deloitte, including in previously supporting a similarly complex cross border acquisition by the Company in 2009 of SiRF Technology Holdings Inc and the acquisition of Zoran Corporation in 2011. The Committee was also satisfied that no conflicts of interest existed or would arise in the conduct of the work on behalf of the Group. During the year a total of $3.27 million (2011: $4.03 million) was paid to other accounting firms for non-audit work, including $1.4 million for work in relation to tax advice to the Group provided by PricewaterhouseCoopers LLP, Ernst & Young, KPMG and BDO. Audit-related fees were $0.1 million and consisted of the performance of overseas statutory audits.

Deloitte has been the Company’s auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly. The most recent full review, including release of tenders to other possible audit firms was conducted in 2005. The Chairman of the Audit Committee has led a meeting which reviewed the effectiveness of the external auditors which concluded that Deloitte was performing satisfactorily and should be recommended for re-appointment at the Annual General Meeting to be held in 2013.

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

A risk evaluation process has been in place throughout 2012 and was in place up to the date of approval of this Annual Report and the financial statements. The risk evaluation process has been the subject of review by the Audit Committee during 2012. This ongoing review process included an update on the progress in addressing the disclosure and management of key risks affecting the Group.

During November 2012, KPMG LLP was appointed to support management in the conduct of a comprehensive review of the Group’s approach to the identification, scoring, ranking and measures for mitigating risk across all aspects of the Group’s activities. This has included support with the annual review of risks which might affect the Group which is conducted across all functions. KPMG have supported management in the conduct of these assessments since 2010.

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

www.csr.com	60	61

Corporate Governance Report

continued

The plans are the subject of review by the Audit Committee of the material risks each half year.

At the meeting of the Board held in February 2013, the Directors considered the basis on which risks affecting the Group were identified, and how management intends to manage the risks going forward, including how action plans are prioritised. That meeting determined that the steps being taken by management were satisfactory. The Board receives up-dates on the ongoing actions in addressing the principal risks as part of its routine business.

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

Controlling risk

The Group has policies which address a range of key business risks, including financial, treasury, health and safety and the protection of intellectual property. The policies are made available to relevant employees through an intranet site and also via employee briefings on specific topics. As part of its review of policies and procedures maintained by the Group, during 2012 the Audit Committee has received reports on progress with harmonising policies following the acquisition of Zoran. In conducting the integration, management has adapted prevailing policies to ensure ‘best in class’ principles have been implemented, learning from the experience and competencies of the respective policies from each of CSR and Zoran.

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

As explained in the Directors’ Report – Business and Financial Review on pages 33 to 34, the Group has a treasury policy for the placement of cash deposits with financial institutions. As part of its schedule of matters, and reflecting management recommendations, the Audit Committee considered a revised Treasury Policy in October 2012. This was subsequently submitted to and formally adopted by the Board.

As one aspect of ensuring a culture of integrity and encouraging high standards throughout the organisation, the Group has a formal whistle-blowing policy. The policy provides information on the process to follow in the event that any employee feels it appropriate to make a disclosure where they believe there has been improper conduct or actions which could cause the Group’s good standing to be called into question. The policy was most recently updated during 2010 and is published on the Group’s intranet site. All employees have been reminded of the existence of the policy and its purpose. The policy has been translated into certain languages where it was felt the English language version may inhibit a detailed understanding of its terms. The policies outline how employees can report matters of concern and of the Company’s commitment to respond appropriately to circumstances warranting investigation. The Audit Committee is satisfied that the policy provides an adequate basis for employees to make representations in confidence to the Group and for appropriate and proportionate investigation.

In response to the growth in the Group’s operations globally, new arrangements allowing for a more effective capture and reporting on whistle-blowing issues were implemented during 2011, supported by an external agent selected based on their experience in supporting a number of larger companies and institutions in the areas of whistle-blowing and compliance with the UK Bribery Act. During the early part of 2013, the policy has been the subject of review in conjunction with external advisers, intended to re-fresh the policy to reflect evolving best practice.

Monitoring and managing the status of residual risk

The actions arising from external and internal assessments of risks are consolidated and during 2012, the results were reported to the Audit Committee.

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

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

objectives and financial returns and the risks in achieving them.

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board. The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Group’s overall performance is assessed. The results of these reviews are reported to and discussed by the Audit Committee and the Board at each meeting. A summary of the key financial and non-financial risks inherent in the Group’s business is given on pages 45 to 50.

These processes are supported by discrete reviews conducted by the Internal Auditor and external advisers, as determined by the Audit Committee, in addition to the routine audits.

The Board confirms that it has reviewed the effectiveness of the system of internal controls which were in place throughout the financial year and up to the date of signing the Financial Statements for the 52 week period ended 28 December 2012.

Controls and procedures under the Sarbanes-Oxley Act

The Group is subject to the provisions of the US Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act requires a report of management on the effectiveness of the Group’s internal control over financial reporting. As part of its internal audit process, the Group has a programme for the review of its internal control over financial reporting to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and the Company’s Chief Executive Officer and Chief Financial Officer have issued their report attesting to the Group’s compliance with Section 404 of the Sarbanes-Oxley Act as at 28 December 2012. Management’s certification and the independent auditors’ opinion on internal control over financial reporting are reported as required in the Company’s SEC filings.

During the 52 week period ended 28 December 2012, there have not been any changes in the Group’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

The executive management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, or the Exchange Act) as at 28 December 2012. Based on such evaluation the Chief Executive Officer and Chief Financial Officer concluded that, as at 28 December 2012, the Group’s disclosure controls and procedures were effective in ensuring that the information which the Group is required to disclose in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control over Financial Reporting

The management of CSR plc is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for CSR plc. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as at 28 December 2012. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as at 28 December 2012. Deloitte LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of CSR plc

We have audited the internal control over financial reporting of CSR plc and subsidiaries (“the Company”) as of 28 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

www.csr.com	62	63

Corporate Governance Report

continued

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 28 December, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements at and for the 52 week period ended 28 December 2012 of the Company and our report dated 20 February 2013 expressed an unqualified opinion on those financial statements.

Deloitte LLP

London, United Kingdom

20 February 2013

US listing requirements

The Company’s American depositary shares are listed on NASDAQ and the Company is therefore subject to the rules of NASDAQ and US securities laws and the rules of the SEC applicable to foreign private issuers. NASDAQ requires US companies listed on the exchange to comply with NASDAQ’s corporate governance rules but foreign private issuers, such as the Company, are exempt from those rules. However, pursuant to NASDAQ Listing Rule 5615, the

Company is required to disclose a summary of any material ways in which the corporate governance practices of the Company differ from those required by NASDAQ for US companies. The material differences are as follows:

Independence

The NASDAQ rules require that a majority of the Board be comprised of independent directors and the rules include detailed definitions that US companies must use for determining independence.

The Code requires that at least half the Board excluding the Chairman should comprise independent non-executive directors.

The Company’s Board currently comprises three executive directors, six non-executive directors and the Chairman. In accordance with the Code, the Chairman of the Board of Directors and Dr Gerzberg are not considered independent.

While the Board does not explicitly take into consideration NASDAQ’s detailed definitions of independence, it has carried out an assessment based on the requirements of the Code and has determined in its judgment that, with the exception of Dr. Gerzberg, the non-executive directors are independent within those requirements.

Nomination of Directors

NASDAQ rules require that nominees to a company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nomination committee comprised solely of independent directors.

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by the Chairman of the Board, and its other members are non-executive directors. Under NASDAQ rules, the Chairman of the Board is not considered independent, therefore the Nomination Committee does not meet the requirements of the NASDAQ rules.

Committees

NASDAQ rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee required to have a written charter that addresses the committees’ purpose and responsibilities.

Both CSR’s Nomination and Remuneration Committees have terms of reference and compositions that comply with the Code’s requirements.

The Nomination Committee is chaired by the Chairman of the Board and its other members are non-executive directors of the Company.

The Remuneration Committee is chaired by a non-executive director who is considered independent of management and the Board, and additional members are three other independent non-executive directors together with the Chairman of the Board. Under NASDAQ rules, the Chairman of the Board is not considered independent, therefore the Remuneration Committee does not meet the requirements of the NASDAQ rules.

The Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 under the Exchange Act.

We consider that the terms of reference of these committees, which are available on our website (www.csr.com/ir/ corporate-governance-responsibility/corporate-governance) are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules.

Code of conduct

Under NASDAQ rules US listed companies must adopt a code of conduct applicable to all directors, officers and employees. The Group has adopted a Group Ethics policy, which applies to all its employees, including directors and officers. It sets out what conduct is expected of employees as they adhere to our Business Principles and draws their attention to the Group’s policies. In addition, the Company has adopted an Executive Ethics Policy that applies to executive directors, senior officers and other specified employees and is intended to meet the “code of ethics” requirements of Section 406 of the US Sarbanes-Oxley Act.

CSR plc Annual Report and Financial Statements 2012

Corporate governance report

Quorum

Under NASDAQ rules, US listed companies are required to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. However, the Company’s Articles of Association provide for a quorum for general meetings of shareholders of two shareholders regardless of the level of their aggregate share ownership.

Related party transactions

The NASDAQ rules require US listed companies to conduct appropriate reviews of related party transactions and potential conflicts of interest via the company’s audit committee or other independent body of the board of directors.

We are subject to extensive provisions under the Listing Rules issued by the FSA in the UK (the “Listing Rules”) governing transactions with related parties, as defined therein, and the Companies Act 2006 also restricts the extent to which companies incorporated in England and Wales may enter into related party transactions.

The Company’s Articles of Association contain provisions regarding disclosure of interests by directors and restrictions on their voting in circumstances involving conflicts of interest.

The concept of a related party for the purposes of NASDAQ’s listing rules differs in certain respects from the definition of a transaction with a related party under the Listing Rules.

Shareholder approval

Stock option plans

NASDAQ rules require US listed companies to obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the company, subject to certain exceptions. The Company’s directors or Remuneration Committee may amend the schemes and plans of the Company, except that any amendment relating to the identity of option holders, the limitations on their benefits, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the CSR plc SAYE Scheme and to the CSR plc Share Option Plan are subject to the prior approval of HM Revenue and Customs in the UK in order to retain their UK tax approved status.

Other transactions

NASDAQ rules require US listed companies to obtain shareholder approval prior to the issuance of securities in certain circumstances related to a change of control of the issuer, the acquisition of the stock or assets of another company under certain circumstances and in connection with certain transactions involving the sale, issuance or potential issuance of 20% or more of common stock or voting power of the issuer. As a foreign private issuer, the Company complies with corporate governance practices customary in its home jurisdiction, the United Kingdom. While not dealing directly with the transactions set out in the NASDAQ rules, there are various provisions requiring shareholder approvals, which can best be summarized as follows:

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

No. of Meetings	Board	Audit	Remuneration	Nomination
A J Allner	12	6	4	1
J A J van Beurden	13	–	–	–
A E C G Carlisle	12	6	4	1
K Chadha[1]	6	–	–	–
D D W Gardiner	13	–	–	–
L Gerzberg	13	–	–	–
S Giacoletto-Roggio[4]	13	3	4	1
C A Ladas	12	–	–	–
R W Mackintosh	13	–	4	1
C Stone[2]	4	–	1	–
Ms T M Vega[3]	10	3	–	–

[1]  Retired from the Board on 30 June 2012.

[2]  Appointed to the Board on 16 July 2012, appointed to the Remuneration Committee on 18 December 2012.

[3]  Appointed to the Audit Committee on 27 April 2012.

[4]  Stood down from the Audit Committee on 27 April 2012.

In accordance with our Articles of Association we also seek shareholder approval annually for issuing shares and to dis-apply the pre-emption rights that apply under the Companies Act in line with limit guidelines issued by investor bodies.

Attendance at meetings

The table above shows the attendance of each of the directors at meetings of the Board and its Committees held during the 52 week period ended 28 December 2012.

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 22 May 2013, together with explanatory notes, appear in the separate Notice of the Annual General

Meeting, which has been sent to all registered shareholders.

By Order of the Board

Brett Gladden,

Company Secretary

20 February 2013

www.csr.com	64	65

Remuneration Report

Letter from Remuneration Committee Chairman

Dear Shareholder

I am pleased to present the Remuneration report for the 52 week period ended 28 December 2012.

2012 has been a good year for CSR. In addition to the increases in both revenues and underlying profitability, CSR has accelerated its transformation to becoming a global leader in the creation of multifunction platforms for markets such as Automotive, Imaging and Voice & Music. An important part of this was the Transaction with Samsung for the disposal of our handset connectivity and handset location development operations and technology for $310 million. This completed in October 2012 and received strong support from shareholders (99.8% of votes cast in favour).

Following the Transaction, the Company returned $285 million to shareholders via a tender offer which was oversubscribed and resulted in the repurchase of approximately 49 million ordinary shares. More information on the Transaction and Tender Offer is provided on pages 6, 9 and 10.

In line with the Company’s dividend policy (described in the Chairman’s statement on page 7), dividends payable for 2012 will increase by 15% in comparison with 2011.

The Transaction has been the principle area of focus for the Committee in 2012, and in particular:

•	Retaining key talent within the Group at and below Board level to ensure that the Group continues to be able to deliver its transformation strategy.

•	The impact of the Transaction on the executive directors’ incentives and, in particular, whether it was appropriate for any adjustments to be made to performance targets.

The determinations made by the Committee are summarised in table 1 below.

The Committee has overseen the preparation of a new long term incentive plan and a new SAYE plan in advance of the 10 year anniversary in 2014 of the existing CSR plc Share Option Plan and the CSR plc SAYE Scheme, both of which were adopted in 2004. Shareholders will be asked to vote on the proposed plans at the AGM to be held on 22 May 2013. More information on the new plans can be found in the Notice of AGM.

A resolution to approve the Remuneration report will be proposed at the AGM to be held on 22 May 2013.

S Giacoletto-Roggio,

Chairman, Remuneration Committee

Table 1: Determinations made by the Committee on performance targets
Plan/Grant	Performance target	Decision and rationale
Executive Incentive Plan 2012 EIP Year	Revenue	No adjustment was made on the basis that the Transaction would not have a material impact on Revenues in 2012 and the original target remained appropriate.
Executive Incentive Plan 2012 EIP Year	Profit	No adjustment was made on the basis that the reduction of costs as a result of the Transaction would be felt primarily in 2013 and the original target remained appropriate.
Executive Incentive Plan 2012 EIP Year	Individual targets	No adjustment was made on the basis that the Transaction did not materially impact the individual targets set at the start of the year.
Share Option Plan 2010 grant 2011 and 2012 grants	Comparative TSR Absolute TSR	No adjustment was made to these targets on the basis that they reflect whether the Transaction and the acceleration of the
transformation to focus on platforms where the Company has a leadership position flow through to the creation of shareholder value.
Share Award Plan 2010 Performance Award	EPS	No adjustment was made to this target. In assessing performance against the target, the Committee felt it appropriate to take into account the operating profit arising from the Samsung Transaction such that the total profit generated for shareholders over the performance period was reflected in the measurement of
performance. See page 71 for details.

CSR plc Annual Report and Financial Statements 2012

Remuneration Report

Background

The Report has been prepared in accordance with Schedule 8 to the Accounting Regulations under the Act. The Report meets the relevant requirements of the Financial Services Authority Listing Rules describing how the Board has applied the principles relating to directors’ remuneration in the UK Corporate Governance Code (“the Code”).

The Act requires the auditors to report to shareholders on certain parts of the Report and to state whether in their opinion those parts of the Report have been properly prepared in accordance with the Act.

Role of the Remuneration Committee (“Committee”)

The Committee’s responsibilities include:

•	Setting remuneration policy for executive directors

•	Determining specific remuneration packages for executive directors and for the Chairman

•	Operating the Company’s employee share incentive arrangements

•	Providing guidance on remuneration for senior employees who report to the CEO

•	Considering the broader remuneration policies for Group employees below Board level.

The Committee’s agreed terms of reference are available on the Company’s website (www.csr.com) and on request from the Company Secretary. These are reviewed annually to ensure they comply with developing good practice as well as ensuring they reflect the evolution and proper oversight of remuneration policies in the Group.

The Board determines the remuneration of the non-executive directors. No director plays a part in any decision about their own remuneration.

Committee members

The Committee members comprise Mr Giacoletto-Roggio (Chairman), Mr Allner, Mr Carlisle and Mr Stone (who joined the Committee in 2012) all of whom are independent non-executive directors within the definition of the Code. Mr Mackintosh, Chairman of the Board, attends meetings of the Committee as a member.

Representatives of PricewaterhouseCoopers LLP (PwC) attend meetings of the Committee by invitation as do members of the executive management team where this is pertinent to matters under consideration. The Company Secretary acts as secretary to the Committee.

None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from other directorships or day-to-day involvement in running the business of the Company.

Further information on meetings and attendance by the Committee members is disclosed in the Corporate Governance report on page 65.

External advice

The Committee received external advice in 2012 from PwC, Slaughter and May and Alithos Limited. Slaughter and May act as legal advisers to the Company. PwC provides advice to the Company on various other matters. Alithos provided services in relation to the calculation of TSR where that criteria is set as a performance target for performance options. Each of the advisers were appointed by the Committee. Terms of engagement with each provider are available from the Company Secretary.

Remuneration policy

There are five main elements of the remuneration package for executive directors, comprising basic annual salary, benefits-in-kind, the opportunity to participate in a money purchase pension scheme, and short term and longer term incentives via the Executive Incentive Plan (described on page 69 of this Report) and the CSR plc Share Option Plan (described on page 70 of this Report). The Committee has not made any fundamental changes to the structure of remuneration for the executive directors in 2012 and intends to maintain the same approach in 2013.

Executive remuneration packages are designed to attract, incentivise and retain executives of the highest calibre to enable the Group to achieve its strategic objectives, described on pages 12 to 17, meet customer needs and enhance value to shareholders. Consideration is also given to the interaction between the Group’s strategy and remuneration policy.

Few of CSR’s peers are based in the UK; the majority are US headquartered with executive teams based in the US. The remuneration policy is therefore designed to both recognise that the Company is competing in an international market for its executive talent and to maintain compliance with best practice for UK listed companies.

The main principles of the policy are:

•	Remuneration should be competitive against companies in CSR’s peer group

•	A substantial proportion of remuneration should be performance-related

•

Performance targets should support the long term business strategy thereby aligning the interests of the executive directors with those of shareholders by linking reward to the delivery of sustained shareholder value.

Further information is provided below.

Basic salary

An executive director’s basic salary is set by the Committee on their appointment and reviewed once a year or when an individual’s position or responsibilities change. The annual review is supported by data prepared by PwC on companies within the Company’s peer group with due consideration of the role performed by the individual executive director.

The target basic salary is at median level (noting that after promotion or appointment to the Board it may take several years to meet this target), with the opportunity to go above this level subject to sustained individual performance.

When determining levels of basic salary, the Committee considers:

•	Remuneration practices within the Group as a whole;

•	Objective research on companies within the Company’s peer group (comprising both international and UK companies to reflect that the Company is competing in a global market);

•	The general performance of the Company; and

•	The economic environment.

Incentives and performance measures

Participation in incentive arrangements is capped at a maximum of 500% of basic salary per executive director per year.

www.csr.com	66	67

Remuneration Report

continued

For the Executive Incentive Plan, performance measures support business performance for the financial year in question and incorporate individual performance targets. In 2012, performance measures were based on revenue and profit and individual objectives linked to strategic measures. These targets take account of both the challenging and rapidly evolving market in which the Group operates and the investment community’s expectations of the Group’s potential future performance.

Longer term performance is also supported by the grant of share options, where vesting is subject to the achievement of performance targets which are linked to maximizing sustainable growth in both the Company’s share price and profitability.

The Committee considers whether environmental, social and governance matters relevant to the Group’s activities should be incorporated within performance targets set for the executives. The Committee reviewed this at the end of 2012 and determined that, given the Company’s focussed strategic objectives for 2013, it was not appropriate to incorporate such matters specifically within the performance targets for incentive arrangements for any executive director during 2013. This is kept under review on an annual basis. The report on the Company’s initiatives on matters related to corporate and social responsibility, including environmental matters, is included in the Business and financial review on pages 40 to 44.

Remuneration and risk

The Committee has reviewed the relationship between remuneration and risk and is satisfied that the policies operated give an appropriate balance between fixed and variable remuneration which, taking into account the range of different performance metrics and measurement periods, does not promote undue risk taking. Mr. Allner and Mr. Carlisle, who are members of the Committee, are also members of the Audit Committee, of which Mr. Allner is Chairman. As part of its normal business, the Audit Committee considers a range of financial and non financial risks that have the potential to affect the Group, together with reports from management which seek to address these. For more information please see pages 62 and 63 of the Corporate Governance Report.

Executive directors

Table 2 on page 69 shows the executive directors of the board at 28 December 2012.

Mr. Kanwar Chadha stood down from his role as an executive director of the Board with effect from 30 June 2012.

Basic salary

The current and previous year’s basic salary of the executive directors who served during the period ended 28 December 2012 are shown in table 3 on page 69.

The salaries for the executive directors were reviewed in February 2013 when salaries for all employees in the Group were reviewed.

The Committee determined that the salaries for Mr. Gardiner and Mr. Ladas would be increased by 3%, an amount which was broadly consistent with the salary increase applying across the Group.

The Committee determined that the salary for Mr. van Beurden would be increased to £460,000 to recognize the fundamental change in the business which Mr. van Beurden has delivered and the value created via the Samsung transaction. This increase was discussed with a number of the Company’s shareholders in January 2013.

The Committee is satisfied that the salaries for the executive directors conform to its strategy explained earlier in the report and are competitive in the context of similar roles in organisations within the Company’s peer group.

Benefits-in-kind

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance as a multiple of basic salary (four times basic salary in the UK and two times basic salary in the US), and personal accident insurance and subsistence expenses. During 2012, Mr. Ladas, who lives in the US, was provided with support in meeting the cost of temporary accommodation in the UK reflecting his frequent travel and stays in the United Kingdom as an important part of the performance of his role. Mr. Ladas also receives US-based dental plan insurance, as did Mr. Chadha for the period of his appointment during in 2012.

Pension arrangements

Mr. van Beurden and Mr. Ladas are members of the Cambridge Silicon Radio Retirement Benefits Scheme (the UK pension plan) which is an HM Revenue & Customs approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom. Mr. Gardiner has established his own personal pension plan to which the Company contributes. Until 30 June 2012, when he stood down, Mr. Chadha participated in the US 401K Plan which the Company operates for its US-resident employees.

Contributions are determined as a percentage of the employee’s gross basic salary, up to a limit of £50,000. Details of the actual contributions made by the Group to the UK pension plan and the US 401K Plan on behalf of the executive directors are shown in the table on page 74.

Normal retirement age is 65 for employees and executive directors. However, employees and executive directors may continue to remain in office beyond that age. Mr Ladas, Operations Director (age 67), has continued in office beyond the normal retirement age.

Other than basic salary, no element of the directors’ remuneration is pensionable.

Share ownership

Executive directors are encouraged to build up a shareholding in the Company to a level equivalent to a percentage of their basic salary. This shareholding is satisfied through retention of shares obtained as a result of participating in any Company share plan, net of the shares sold to finance option exercises or to pay an associated tax or social security liability. There is no requirement for directors to make a personal investment should share options or awards not vest.

The shareholding requirements, and their level of satisfaction, as at 28 December 2012 are shown in table 4 on page 69.

CSR plc Annual Report and Financial Statements 2012

Remuneration Report

Table 2: Executive directors at 28 December 2012
Name	Position	Date joined the Company
J A J van Beurden	Chief Executive Officer	November 2007
D D W Gardiner	Chief Financial Officer	June 2008
C A Ladas	Operations Director	May 2000¥
¥ appointed to the Board in January 2008.

Table 3: Executive directors: Basic salaries
	Current Salary	Previous Salary	Date of Last Review
J A J van Beurden	£460,000	£416,000	February 2013
D D W Gardiner	£323,000	£313,668	February 2013
C A Ladas	$331,000	$321,360	February 2013
K Chadha	–	$321,360	n/a

Table 4: Executive directors: Shareholding requirements
Name	Position	Shareholding Requirement (% of salary)	Value of shares held (£) at 28 December 2012	Value of shares as a % of salary
J A J van Beurden	Chief Executive Officer	400%	732,948	176%
D D W Gardiner	Chief Financial Officer	200%	609,027	194%
C A Ladas	Operations Director	100%	290,954	146%

Incentive arrangements

The following sections explain the incentive arrangements.

The CSR plc 2011 Executive Incentive Plan (the “EIP”)

Background

The EIP was approved by shareholders at the General Meeting held on 30 August 2011.

The EIP allows a mixture of cash (once the share ownership requirement is met) and shares to be earned by reference to annual performance measures. A proportion of the amounts which are earned are subject to a two year retention period as well as the potential for subsequent forfeiture where predetermined minimum levels of performance are not achieved during that retention period.

The maximum participation for a participant in respect of any single EIP Year is 250% of basic salary, subject to the satisfaction of performance targets.

There are two elements of participation:

Element A – is paid following the end of the EIP Year. For the 2012 EIP Year (52 weeks ended 28 December 2012), Element A is 50% of annual participation (maximum 125% of salary).

Executive directors who have satisfied the share ownership requirement on the payment date will receive payment in cash (capped at a maximum of 100% of basic salary) and any balance will be paid in shares. Alternatively, they may elect to receive shares to replace part or all of the cash component. Executive directors who have not satisfied the share ownership requirement on the payment date will receive payment in shares. Where a payment is made in shares, the executive director is permitted to sell sufficient shares to meet associated tax and social security liabilities.

Element B – is paid in shares at the end of EIP Year 3 (i.e. there is a two year deferral for this element). For the 2012 EIP Year Element B is 50% of annual participation (maximum 125% of salary). The vesting of Element B at the end of EIP Year 3 is subject to the following conditions:

•	continued employment within the Group; and

•	forfeiture where the minimum performance requirements set for EIP Years 2 and 3 are not met.

Forfeiture is on a sliding scale up to a maximum of 50% of Element B.

Table 5 on page 70 shows payments made in 2012 in satisfaction of EIP participation in 2011.

Tables 6 and 7 on page 70 show the level of participation for the EIP 2012 Plan year as a result of the satisfaction of the performance requirements together with the value of Elements A and B and the manner in which Element A has been paid.

Impact of 2012 performance on 2011 EIP Element B

On target performance was achieved in 2012 in relation to Element B of EIP 2011 which means that none of the 2011 EIP Element B share awards were forfeited. The aggregate number of share awards held under Element B is shown in table 8 on page 70.

Operation of the EIP for the 2013 EIP Year

The Committee has reviewed the performance requirements for the 2013 EIP Year with due consideration of the strategic objectives for the Group in 2013 and the longer term, linked to the interests of shareholders in the delivery of sustainable growth and returns. It is the Committee’s opinion that the performance requirements shown in table 9 on page 70 and their weighting is appropriate to continue to support the delivery of the Group’s strategy in 2013.

www.csr.com	68	69

Remuneration Report

continued

Table 5: EIP 2011 Plan Year participation
Name	Element A Number of shares	Value of element A shares on payment date	Element B Share awards	Vesting date for element B Share awards
J A J van Beurden	62,696	£153,605	62,696	21-Mar-14
D D W Gardiner	47,274	£115,821	47,274	21-Mar-14
C A Ladas	24,216	£59,329	24,216	21-Mar-14

Table 6: EIP 2012 Plan Year performance requirements and satisfaction
Performance Requirement		Revenue	Profit	Individual Objectives
Percentage of maximum annual participation based on the satisfaction of the relevant Performance Requirement		25%	50%	25%
Extent to which Performance Requirements met for the Plan Year		66.2%	In full	In full
Annual Participation earned (% of salary)	Maximum Annual Participation	Financial Element	Individual Element	Total
J A J van Beurden	250%	166.38%	62.5%	228.88%
D D W Gardiner	250%	166.38%	62.5%	228.88%
C A Ladas	250%	166.38%	62.5%	228.88%
Revenue and Underlying Profit (excluding litigation expenses) are defined as the Company’s revenue and profit for the purpose of the Plan’s performance targets.

Table 7: EIP 2012 Plan Year payments
Element A							Element B
Name	Annual Participation	% of salary	Value	Form of Payment	Share Price (both Elements)	Value	Number of Share awards	Date of Vesting
J A J van Beurden	£952,141	228.88%	£476,070	Shares	£3.44	£476,071	138,485	26-Mar-15
D D W Gardiner	£717,923	228.88%	£358,962	Shares	£3.44	£358,961	104,419	26-Mar-15
C A Ladas	£468,490	228.88%	£234,245	Shares	£3.44	£234,245	68,140	26-Mar-15

Table 8: EIP Share awards at risk of forfeiture
Name	2011 EIP Element B Share awards	2012 EIP Element B Share awards	Total
J A J van Beurden	62,696	138,485	201,181
D D W Gardiner	47,274	104,419	151,693
C A Ladas	24,216	68,140	92,356
Note: The 24,216 EIP Element B share awards granted to Mr Chadha on 21 March 2012 for the 2011 EIP Year lapsed on his cessation of employment effective 30 June 2012 and no shares were released.

Table 9: EIP 2013 Plan Year performance requirements
Performance Requirement	Revenue		Profit	Individual Objectives
Percentage of Maximum Annual Participation based on the satisfaction of the relevant Performance Requirement	25%		50%	25%
Performance Thresholds (% of budget):
Maximum	110%		120%
On Target	100%		100%
Minimum Threshold	90%		80%
Forfeiture Threshold	80%	*
Maximum Forefeiture	70%	*
Revenue and Underlying Profit (excluding litigation expenses) are defined as the Company’s revenue and profit for the purpose of the Plan’s performance targets.
* straightline forfeiture between points

Share Option Plan

Following shareholder approval at the 2004 Annual General Meeting, the Company established the CSR plc Share Option Plan (“CSOP”).

Options are granted under the CSOP to executive directors and other employees at the discretion of the Committee.

In usual circumstances, the maximum participation in respect of any financial year is 300% of basic salary (maximum participation in the EIP reduces this to 250%). Pursuant to the rules of the CSOP, the Committee may, at its discretion grant options up to 400% of basic salary to deal with circumstances which it determines to be exceptional, for example, the retention or recruitment of key employees.

In 2013, the Committee determined that the performance of the executive directors during the year justified the grant of options to each of them equal to 150% of salary (2012: 250%).

Grants made to executive directors vest on the third anniversary of the grant date provided that a performance target has been satisfied and the participant is still employed within the CSR group at that time.

CSR plc Annual Report and Financial Statements 2012

Remuneration Report

Performance target for 2010 option grant

The vesting of options granted to executive directors in 2010 depended on the level of TSR generated by the Company relative to that of a group of comparator companies, as shown in table 11 below.

The Company’s TSR was below the median position in the comparator group which means that there has been no vesting and the options have lapsed.

Performance target for 2011 and 2012 option grants

The vesting of options granted to executive directors in 2011 and 2012 is subject to satisfaction of an Absolute Total Shareholder Return (share price and dividends) performance target.

The target for the grants made in 2011, 2012 and 2013 is shown in table 12 below.

The Committee considers this target to be challenging and appropriately aligned with shareholder interests since successful delivery of it should flow through to an increase in total shareholder returns.

Performance share awards

Following shareholder approval at the 2005 Annual General Meeting, the Company established the CSR Share Award Plan. Performance share awards are granted under the Share Award Plan to executive directors and other employees at the discretion of the Committee.

Performance share awards were last granted to the executive directors in 2010. The performance target for the 2010 awards was based on growth in the Company’s Earnings Per Share over the three year performance period. The thresholds set for achieving vesting of some or all of the shares granted is set out in the table below.

EPS Performance Target	Vesting Percentage
Percentage of the total number of Shares subject to an Award on the Award Date
70 cents or more	100%
Between 58 cents and 70 cents	Straight line basis between 20% & 100%
58 cents	20%
Less than 58 cents	0%

In assessing performance against the target, the Committee determined to take into account the operating profit arising from the Samsung transaction, which completed in October 2012, to ensure that the total profit generated for shareholders over the performance period was reflected in the measurement of performance. The table below shows:

•	the underlying Operating Profit and EPS for 2012

•	the Operating Profit and Profit per Share arising from the Samsung transaction

Underlying Operating Profit 2012	Operating Profit on Samsung transaction
$74 million	$127.2 million

Underlying EPS
Actual EPS result for the last Financial Year in the Performance Period	Profit per Share arising on the Samsung Transaction	Combined result reflecting the Samsung Transaction
27 cents	47 cents	74 cents

Accordingly the 2010 performance condition is satisfied in full and 100% of the shares granted will vest.

Table 13 shows the total awards held by each executive director at 28 December 2012.

Table 10: 2010 option grant TSR target thresholds
Company’s TSR position in comparator group	Below median	Median		Upper quartile
Percentage of Option Vesting	0%	30	%*	100	%*
* straightline vesting between median and upper quartile

Table 11: 2010 option grant TSR comparator group
The companies in the comparator group were as follows:
ARM Holdings plc	Hewlett-Packard Development Company L.P.	QUALCOMM Incorporated
Advanced Semiconductor Engineering, Inc.	Infineon Technology AG	STMicroelectronics N.V.
ASML Holding N.V.	Intel Corporation	Silicon Laboratories Inc.
Analog Devices, Inc.	Logitech International SA	Skyworks Solutions, Inc.
Apple Computer, Inc.	Marvell Technology Group Ltd	Spirent plc
austriamicrosystems AG	Motorola, Inc.	Synopsys Inc.
Broadcom Corporation Cirrus Logic, Inc. Conexant Systems, Inc. Dell, Inc. GN Store Nord A/S	National Semiconductor Corporation Nokia Oyj PMC-Sierra, Inc. Plantronics, Inc.	Taiwan Semiconductor Manufacturing Company Limited Teradyne, Inc. Texas Instruments Incorporated Wolfson Microelectronics plc

Followingthe acquisition by Qualcomm Inc of Atheros Communications during 2011, Atheros has been removed from the comparator group.

Table 12: 2011, 2012, 2013 option grant Absolute TSR target
	Absolute Shareholder Return Threshold Growth p.a.		Absolute Shareholder Return Maximum Growth p.a.
	7.50%		10.50%
Percentage of Option Vesting	25	%*	100	%*
* Straight line vesting between thresholds

Table 13: Executive Directors’ holdings of Performance Share Awards
Name	Interests held at 30 December 2011	Date of 2012 award	Awards made	Awards price (£)	Award vesting date	Awards exercised in 2012	Lapsed in 2012	Interests held at 28 December 2012
J A J van Beurden	276,831	–	–	–	–	–	(113,065)	163,766
D D W Gardiner	232,776	–	–	–	–	–	(109,296)	123,480
C A Ladas	125,591	–	–	–	–	–	(81,682)	43,909

www.csr.com	70	71

Remuneration Report

continued

Employee share purchase plans

The Company operates an HM Revenue and Customs approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value. Executive directors who are subject to UK tax are eligible to participate in the SAYE Share Option Scheme.

The Company also operates an Employee Share Purchase Plan (the “ESPP”) under which shares in the Company may be acquired at a discount of up to 15% of the lower of the market value at either the start or end of the savings period. US based executive directors may participate in the ESPP.

Dilution

The Company monitors the levels of option and share grants and the impact of these on dilution limits.

To ensure that the issue of new shares to employees pursuant to its share plans operates within Association of British Insurers (“ABI”) guidelines, the CSR Employee Benefit Trust (the “Trust”) was established in 2007. This provides a mechanism for options and awards to be satisfied using shares acquired by the Trust in the open market.

As at 28 December 2012 the Trust held 2,234,095 ordinary shares in CSR plc which were acquired in the open market. The Trust is funded to purchase shares through cash drawn down under the terms of a Loan Facility Agreement established at the time of the creation of the Trust. During 2012 the Trust did not acquire any shares. The details of each purchase of ordinary shares in CSR plc by the Trust is shown in note 29 to the Consolidated Financial Statements.

Performance Graph

The graph in table 14 below shows the Company’s performance, measured by total shareholder return, compared with the performance of the FTSE 250 index.

The FTSE 250 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company.

Directors’ contracts

It is the Company’s policy that executive directors should have contracts of an indefinite term. Each of the directors named in table 15 on page 73 have a service contract which is subject to one year’s notice from the Company. Each of Mr. van Beurden, Mr. Gardiner and Mr. Ladas has a service agreement requiring them to give six months’ notice to the Company. The details of the directors’ service contracts and notice period from the Company under their respective contracts for those in office at the year end are summarised in table 15.

In the event of a termination, a director is entitled to a payment not exceeding one year’s remuneration. In an appropriate case, the Company would have regard to the departing director’s duty to mitigate against costs to the Company.

Non-executive directors

Non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies. The fees for non-executive directors are considered each year. The non-executives are appointed for a three year term, subject to annual re-election by the shareholders, at the Company’s Annual General Meeting. The terms and conditions of appointment are available for inspection at the Company’s registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the Company’s Annual General Meeting.

The fees of the non-executive directors and the Chairman were last reviewed in February 2013 when it was determined that the basic fee paid to non executive directors would increase by 4% to £46,800. It was also agreed that the fee payable to Mr. Carlisle in his capacity as Senior Independent Director would be increased by £2,200, to Mr. Allner in his capacity as chairman of the Audit Committee by an increase of £2,200 and to the chairman of the remuneration committee by the

CSR plc Annual Report and Financial Statements 2012

Remuneration Report

payment of a further £2,200. The fee payable to Mr. Mackintosh as Chairman of the Board is £187,200.

Dr. Gerzberg, was the founder, Chief Executive Officer and an executive director of Zoran Corporation prior to its acquisition by the Company which was completed on 31 August 2011.

Dr. Gerzberg joined the Board of the Company as a non-executive director on completion of the acquisition. Dr. Gerzberg receives an annual fee as a non-executive director of £45,000. The Board determined that Dr. Gerzberg should provide further support to management and the Board in the performance of additional duties, drawing on his extensive knowledge and experience of Zoran, its products, technologies and customers. The agreement for the provision of these duties ended on 31 December 2012. During 2012, Dr. Gerzberg received a monthly fee of $7,350 for carrying out these duties.

Non-executive directors do not receive any bonus, are not eligible to participate in the Company’s employee share plans, and are not eligible to join the Company’s pension scheme.

In accordance with the provisions of the UK Corporate Governance Code, all non-executive directors will be standing for re-election or, as in the case of Mr. Stone who has been appointed to the Board since the last Annual General Meeting, for election at the forthcoming Annual General Meeting. Being non-

executive directors, they do not have service contracts.

Outside appointments

Executive directors are entitled to accept appointments outside the Company provided that the Chairman’s permission is sought prior to accepting the appointment. Whether or not the director concerned is permitted to retain their fees is considered on a case by case basis. Mr. van Beurden is the non-executive chairman of the Global Semiconductor Alliance, a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. Mr. van Beurden does not receive a fee in respect of this appointment.

Table 15: Executive Directors’ Service Contracts
Name of director	Date of service contract	Period of notice
J A J van Beurden	29 September 2007	1 year
D D W Gardiner	27 February 2008	1 year
C A Ladas	12 December 2007	1 year

Table 16: Non-executive Directors: summary of letters of appointment
Name of director	Date of letter of appointment	Duration of appointment	Notice period to/from Company
R W Mackintosh	30 April 2010	3 years	180 days
A E C G Carlisle	5 July 2011	3 years	90 days
S Giacoletto-Roggio	4 January 2010	3 years	90 days
A J Allner	30 September 2011	3 years	90 days
L Gerzberg	31 August 2011	3 years	30 days
C Stone	16 July 2012	3 years	90 days
Ms T M Vega	27 October 2010	3 years	90 days

Directors’ emoluments or fees

The emoluments or fees of the directors serving during the year, for the financial years 2011 and 2012 were as follows:

Directors Emoluments and fees 2011 and 2012.
Name of director	Fees /Basic salary $	Benefits- in-kind $	Annual bonuses $	Other emoluments $	2012 total $	2011 total $
Executive-
J A J van Beurden	654,389	5,530	769,187	–	1,429,106	821,432
C A Ladas[2]	321,360	21,477	367,764	142,301	852,902	724,666
D D W Gardiner	493,415	1,597	579,974	–	1,074,986	614,197
K Chadha[3]	161,916	10,058	–	97,616	269,590	408,025

Non-executive
J D Y Collier[1]	–	–	–	–	–	48,306
R W Mackintosh	283,149	–	–	–	283,149	277,733
A E C G Carlisle	84,158	–	–	–	84,158	82,548
S Giacoletto-Roggio	84,473	–	–	–	84,473	82,857
A J Allner	84,945	–	–	–	84,945	83,320
T M Vega	70,787	–	–	–	70,787	69,433
L Gerzberg[4]	70,787	–	–	87,322	158,109	2,795,485
C Stone[5]	32,638	–	–	–	32,638	–
Total	2,342,017	38,662	1,716,925	327,239	4,424,843	6,008,002

   The salary and fees for Mr Ladas, Mr Chadha and Dr Gerzberg were paid in US Dollars.

   The salary and fees for other directors were paid in Pounds Sterling but denominated in US Dollars for reporting purposes, consistent with the accounting policies of the Company.

[1]  Mr Collier stood down from the Board on 12 September 2011

   Amounts shown as annual bonus are payments made in accordance with EIP Element A

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

[3]  “Other emoluments” represents payment in lieu of holiday and sabbatical leave entitlement.

[4]  Dr Gerzberg was appointed to the Board on 31 August 2011. Under the terms of a “Services and Separation Agreement” in respect of the termination of his employment with Zoran and its affiliates, Dr Gerzberg received benefits and payments as follows: a cash lump sum of $2,646,000, health and life insurance benefits of $13,642 and fees of $29,242 for additional services in his capacity as a non-executive director of CSR plc. These additional services included assistance with the transition and integration of Zoran’s operations into CSR’s organisation. Dr Gerzberg also received payment in lieu of holiday of $78,023, and back pay of $5,341 in respect of his employment with Zoran and its affiliates.

.[5] Mr Stone was appointed to the Board on 16 July 2012

www.csr.com	72	73

Remuneration Report

continued

Aggregate directors’ remuneration The aggregate directors’ remuneration was as follows:
	2012 $	2011 $
Emoluments	4,424,843	6,008,002
Gains on exercise of share options	510,823	103,381
Money purchase pension contributions	173,440	182,414
Total remuneration	5,109,106	6,293,797

Directors’ pension entitlements Contributions paid or accrued by the Group in respect of the directors during the year were as follows:
	2012 $	2011 $
J A J van Beurden	78,653	83,577
D D W Gardiner	69,078	67,757
C A Ladas	25,709	25,518
K Chadha	–	5,562
Total pension entitlements	173,440	182,414

Directors’ share options

Aggregate emoluments disclosed in the table on page 73 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors.

Details of the options exercised by directors and of the gains arising on the exercise of options in the 52 week period to 28 December 2012 and the prior period are shown below:

Name of director	Grant description	Date of exercise	Number exercised	Cost per share £	Market value per share £	Gains on exercise 2012 $	Gains on exercise 2011 $
J A J van Beurden	SAYE	28 August 2012	5,538	1.652	3.23	13,831	–
D D W Gardiner	SAYE	18 September 2012	5,538	1.652	3.179	13,752	–
L Gerzberg	Zoran Options – ADS	31 October 2012	71,968	2.308	3.35	483,240	–
D D W Gardiner	Recruitment Award	8 July 2011	20,000	0.001	3.226	–	103,381

The US$ gain represents the number of options exercised multiplied by the market value per share shown in Pounds Sterling and calculated at the US$/ Pounds Sterling exchange rate prevailing on the date of exercise.

Options granted to L Gerzberg are denominated in US$. The Pounds Sterling amount shown for the cost and market value per share were calculated at the exchange rate prevailing at the date of exercise.

Details of options for directors who served during the year or have been appointed since the year end but prior to the approval of this report are shown in the table on page 75.

CSR plc Annual Report and Financial Statements 2012

Remuneration Report

Name of director	Scheme	30 December 2011 (or date of appointment)	Granted	Exercised	Lapsed	28 December 2012 (or date of cessation)	Exercise Price £	Date from which exercisable	Expiry Date
J A J van Beurden	Performance award	113,065	–	–	(113,065)	–	0.001	12-Mar-12(i)	12-Mar-19
	CSOP	144,057	–	–	(144,057)	–	2.0825	12-Mar-12(ii)	12-Mar-19
	SAYE	5,538	–	(5,538)	–	–	1.652	1-May-12(iii)	31-Oct-12
	Performance award	163,766	–	–	–	163,766	0.001	15-Mar-13(iv)	15-Mar-20
	CSOP	165,186	–	–	–	165,186	4.843	15-Mar-13(v)	15-Mar-20
	CSOP	485,981	–	–	–	485,981	2.14	6-Sep-14(vi)	6-Sep-21
	SAYE	–	4,482	–	–	4,482	2.008	1-May-15(iii)	31-Oct-15
	CSOP	–	420,202	–	–	420,202	2.475	21-Mar-15(vi)	21-Mar-22
	EIP 2011 Element B	–	62,696	–	–	62,696	0.001	21-Mar-14(vii)	21-Mar-22
C A Ladas	CSOP	67,000	–	–	–	67,000	2	26-Feb-07	26-Feb-14
	CSOP	20,600	–	–	–	20,600	3.21	5-May-08	5-May-15
	Performance award	81,682	–	–	(81,682)	–	0.001	12-Mar-12(i)	12-Mar-19
	CSOP	104,072	–	–	(104,072)	–	2.0825	12-Mar-12(ii)	12-Mar-19
	Performance award	43,909	–	–	–	43,909	0.001	15-Mar-13(iv)	15-Mar-20
	CSOP	59,054	–	–	–	59,054	4.843	15-Mar-13(v)	15-Mar-20
	CSOP	232,056	–	–	–	232,056	2.14	6-Sep-14(vi)	6-Sep-21
	CSOP	–	204,244	–	–	204,244	2.475	21-Mar-15(vi)	21-Mar-22
	EIP 2011 Element B	–	24,216	–	–	24,216	0.001	21-Mar-14(vii)	21-Mar-22
D D W Gardiner	Performance award	109,296	–	–	(109,296)	–	0.001	12-Mar-12(i)	12-Mar-19
	CSOP	139,255	–	–	(139,255)	–	2.0825	12-Mar-12(ii)	12-Mar-19
	SAYE	5,538	–	(5,538)	–	–	1.652	1-May-12(iii)	31-Oct-12
	Performance award	123,480	–	–	–	123,480	0.001	15-Mar-13(iv)	15-Mar-20
	CSOP	124,550	–	–	–	124,550	4.843	15-Mar-13(v)	15-Mar-20
	CSOP	366,434	–	–	–	366,434	2.14	6-Sep-14(vi)	6-Sep-21
	SAYE	–	4,482	–	–	4,482	2.008	1-May-15(iii)	31-Oct-15
	CSOP	–	316,836	–	–	316,836	2.475	21-Mar-15(vi)	21-Mar-22
	EIP 2011 Element B	–	47,274	–	–	47,274	0.001	21-Mar-14(vii)	21-Mar-22
K Chadha	Performance award	70,000	–	–	(70,000)	–	0.001	04-Aug-12(i)	4-Aug-19
	CSOP	138,071	–	–	(138,071)	–	4.279	04-Aug-12(ii)	4-Aug-19
	SiRF Options	37,049	–	–	(37,049)	–	3.29	26-Jun-09	26-Nov-13
	SiRF Options	100,997	–	–	(100,997)	–	10.28	26-Jun-09	14-Dec-14
	SiRF Options	11,856	–	–	(11,856)	–	20.67	24-Apr-09	29-Apr-13
	SiRF Options	37,050	–	–	(37,050)	–	4.62	24-Apr-10	29-Apr-14
	Performance award	53,209	–	–	(53,209)	–	0.001	15-Mar-13(iv)	15-Mar-20
	CSOP	59,054	–	–	(59,054)	–	4.843	15-Mar-13(v)	15-Mar-20
	CSOP	232,056	–	–	(232,056)	–	2.14	6-Sep-14(vi)	6-Sep-21
	CSOP	–	204,244	–	(204,244)	–	2.475	21-Mar-15(vi)	21-Mar-22
	EIP 2011 Element B	–	24,216	–	(24,216)	–	0.001	21-Mar-14(vii)	6-Sep-21
L Gerzberg	Zoran Options – ADS	9,041	–	–	–	9,041	$42.68	30-Aug-11(viii)	15-Jul-13
	Zoran Options – ADS	176,896	–	–	–	176,896	$42.68	30-Aug-11(viii)	15-Jul-13
	Zoran Options – ADS	104,508	–	–	–	104,508	$23.41	30-Aug-11(viii)	19-Aug-15
	Zoran Options – ADS	103,419	–	–	(103,419)	–	$25.31	30-Aug-11(viii)	9-Aug-12
	Zoran Options – ADS	58,059	–	–	–	58,059	$34.07	30-Aug-11(viii)	26-Apr-17
	Zoran Options – ADS	66,768	–	–	–	66,768	$24.48	30-Aug-11(viii)	23-Apr-18
	Zoran Options – ADS	24,602	–	–	(24,602)	–	$25.31	30-Aug-11(viii)	9-Aug-12
	Zoran Options – ADS	152,407	–	–	–	152,407	$15.40	30-Aug-11(viii)	30-Apr-19
	Zoran Options – ADS	116,409	–	–	–	116,409	$16.99	30-Aug-11(viii)	28-Apr-20
	Zoran Options – ADS	203,209	–	(71,968)	–	131,241	$14.87	30-Aug-11(viii)	10-May-21

Note (i): Awards granted in 2009 under the Share Award Plan were subject to a three year vesting period and satisfaction of an EPS growth performance target. The performance target was not satisfied and the awards lapsed.

Note (ii): Options granted in 2009 under the CSOP were subject to a three year vesting period and satisfaction of a comparative TSR performance target. The performance target was not satisfied and the options lapsed.

Note (iii): Options granted under the SAYE scheme vest after three years and must be exercised within 6 months of vesting date.

Note (iv): Awards granted in 2010 under the Share Award Plan are subject to a three year vesting period and satisfaction of an EPS performance target. Further details are set out on page 71.

Note (v): Options granted in 2010 under the CSOP are subject to a three year vesting period and satisfaction of a TSR performance target. Further details are set out on pages 70 and 71.

Note (vi): Options granted in 2011 and 2012 under the CSOP are subject to a three year vesting period and satisfaction of an absolute TSR performance target. Further details are set out on pages 70 and 71.

Note (vii): Awards granted in 2012 under the Executive Incentive Plan are subject to a two year vesting period and satisfaction of a performance target. Further details are set out on pages 69 and 70.

Note (viii) Zoran Options are replacement options rolled over from the acquisition of Zoran Corporation at a conversion ratio and exchange rate specified in the merger agreement.

Note: Mr Chadha participated in the CSR Employee Share Purchase Plan (“ESPP”). Mr Chadha elected to contribute the maximum amounts as allowed by the ESPP of $5,000. In 2012, Mr Chadha purchased 1,452 shares through the ESPP.

The market price of the ordinary shares at 28 December 2012 was £3.374 and the range during the year was £1.878 to £3.656.

This report was approved by the Board of directors and signed on its behalf by:

S Giacoletto-Roggio,

Chairman, Remuneration Committee

20 February 2013

www.csr.com	74	75

Other Statutory Information

The directors submit this Annual Report and the audited consolidated financial statements of the Company and its subsidiaries for the 52 week period ended 28 December 2012.

Activities and business review

CSR is a provider of multifunction platforms for a range of markets including Voice & Music, Indoors Location, Automotive Infotainment, Bluetooth Smart and Imaging. Our strategy is to develop and provide to our customers world leading integrated and differentiated technology platforms in these markets which we believe provide attractive growth potential.

More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses and a description of the principal risks and uncertainties facing the Group along with other information that fulfils the requirements of the Business and Financial Review are set out on pages 14 to 44 and 45 to 50. Some information required by applicable US securities laws is set out in the section entitled “Corporate and Share Information” on pages 148 to 157. The use of financial instruments is covered within the Directors’ Report – Business and Financial Review. Details of the subsidiaries and branches of the Company are set out in Exhibit 8.

Disposal of handset connectivity and location development operations and technology to Samsung

On 4 October 2012, CSR completed the transfer of its handset connectivity and location development operations and technology along with 311 people to Samsung Electronics Co. Ltd. (“Samsung”) for US$310 million in cash (the “Transaction”). On the completion of the Transaction, Samsung Electronics Europe Holding Coöperatief U.A. (“Samsung Europe”) invested $34.4 million in return for 9,925,000 new ordinary shares in the Company (the “Equity Investment”).

At the same time as seeking shareholder approval for the Transaction, the Company also sought approval at the General Meeting held on 17 August 2012 for the return to holders of either CSR ordinary shares or American Depositary Shares representing the Company’s ordinary shares of up to $285 million, comprising the net proceeds of the Transaction and the Equity Investment together with US$40.5 million allocated to the share buyback announced in February 2012 that had not yet been used. In the UK Circular to shareholders dated 1 August 2012, the Board stated that it intended to return the capital by way of a tender offer and subsequent repurchase of ordinary shares, which following shareholder approval granted at the general meeting, was completed on 30 November 2012. For more information on the Transaction and the Tender Offer, please see pages 6 and 7 of the Chairman’s Statement.

Financial results

For a discussion of our financial results, please refer to the Directors’ Report – Business and Financial Review on pages 14 to 44.

Our operating profit for 2012 was $107.9 million compared to an operating loss of $48.4 million in 2011 (2010: loss of $6.2 million). The underlying operating profit for 2012 increased to $74.0 million compared to an underlying operating profit of $49.2 million in 2011 (2010: underlying operating profit of $79 million). Underlying operating profit is a non-GAAP measure. An explanation of our use of non-GAAP measures is given on pages 20 to 24. Revenue for the period to 28 December 2012 showed an increase of 21% to $1,025.4 million from $845.2 million for the 52 week period to 30 December 2011 and underlying diluted earnings per share were $0.27, up from $0.20 for the 52 week period to 30 December 2011 (underlying diluted earnings per share in 2010: $0.43). Basic and diluted earnings per share were $0.25 for

2012, compared to basic and diluted earnings per share of $0.19 for 2011(basic and underlying profit per share in 2010: $0.09).

The Board will at the forthcoming Annual General Meeting, be proposing that a final dividend be paid in respect of the 52 weeks ended 28 December 2012 of $0.08 per ordinary share (2011: $0.071 per ordinary share). Subject to shareholder approval, the dividend will be paid on 31 May 2013, to shareholders of record on 10 May 2013.

Future development

It remains the Board’s intention to develop the Group through organic growth and targeted acquisitions. For a further discussion of the Board’s strategy, please refer to pages 12 to 17.

Directors of the Board

The directors who served during the year are detailed on pages 53 and 54 of the Directors Report – Corporate Governance.

Change of control

All of the Company’s share schemes contain provisions relating to a change of control of the Company following a takeover. Outstanding options and awards would, subject to satisfaction of applicable performance conditions and certain rules of the particular schemes, normally vest and become exercisable on a change of control (subject to a consideration as to whether a pro-rata adjustment should be made for the time elapsed since the grant was made, to be determined at the discretion of the Remuneration Committee).

Share capital and Samsung transaction

The Company’s ordinary shares have a nominal value of 0.1p per share and are quoted on the London Stock Exchange. Following the acquisition of Zoran Corporation in 2011, CSR also has American Depositary Receipts listed on the NASDAQ Global Select Market. The rights and obligations attaching to the Company’s ordinary shares are set out in the Company’s Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary. A summary of certain provisions of the Company’s Memorandum and Articles of Association are set out on pages 148 to 152 in Corporate and Share information.

CSR plc Annual Report and Financial Statements 2012

Other Statutory Information

Under the most recent authority provided by shareholders, and as announced on 20 February 2012, CSR made purchases of its ordinary shares on the open market between 24 February 2012 and 30 March 2012 (“the 2012 Share Buyback”). A total of approximately $9.4 million was expended and as at 30 March 2012, being the last day on which shares were acquired under the authority, 2,450,484 ordinary shares had been repurchased and were transferred to treasury. As at 30 March 2012, at the close of the 2012 Share Buyback, 17,197,990 shares were held in treasury. During 2012 a total of 1,336,885 ordinary shares were transferred out of Treasury to satisfy the allotment of ordinary shares on the exercise of options under the Company’s various share plans. As at 28 December 2012, the Company held 16,054,999 ordinary shares in Treasury.

As noted above, on the completion of the transaction with Samsung on 4 October 2012, 9,925,000 new ordinary shares were issued to Samsung Electronics Europe Holding Coöperatief U.A. (“Samsung Europe”) at a price of 223 pence per share, representing a total investment of $34.4 million. Pursuant to the terms of the subscription, Samsung Europe has undertaken that, subject to certain specified exceptions, they will not dispose of these shares for a period of 12 months after allotment. On 4 October 2012, after the issue of shares to Samsung Europe, the revised issued share capital of the Company was 213,372,127 ordinary shares.

Also, as noted above, at the same time as seeking shareholder approval for the Transaction, the Company sought shareholder approval for the return to holders of ordinary shares and American Depositary Shares representing ordinary shares of up to $285 million, comprising the net proceeds of the Transaction and the Equity Investment together with $40.5 million allocated to the share buyback announced in February 2012 that had not yet been used. In the UK Circular to shareholders dated 1 August 2012, the Board stated that it intended to return the capital by way of a tender offer and subsequent repurchase of ordinary shares.

The Company initiated a tender offer pursuant to the terms set out in a circular posted to shareholders on 29 October 2012 (‘the Tender Offer’).The Tender Offer closed on

29 November 2012 and was oversubscribed, with a total of 100,479,558 ordinary shares (including ordinary shares represented by ADSs) being properly tendered and not withdrawn by shareholders and ADS holders. $285 million was returned to shareholders by the purchase of 49,080,388 ordinary shares at a price of 360 pence per ordinary share, effective 30 November 2012, applying a pro-ration of approximately 88.9%, reflecting the oversubscription. The shares acquired by the Company were cancelled on 30 November 2012 and none of them were transferred to treasury. The revised issued share capital on the day of completing the Tender Offer was 165,411,588 ordinary shares. (excluding shares held in Treasury).

The issued share capital as at 20 March 2013 is 169,543,749 ordinary shares and 15,183,847 ordinary shares are held in treasury.

As mentioned earlier in the Business Review on page 19, the Group ended the year with $333.3 million in cash, cash equivalents and treasury deposits. The Board is committed to maximizing shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of $50 million is appropriate. It is intended to ask for shareholder authorisation for a general authority to undertake the buyback as soon as practicable.

The general authority under which CSR purchases its ordinary shares is usually renewed on an annual basis at the annual general meeting. It remains the Board’s intention to seek approval for renewal of the general authority at the forthcoming annual general meeting, being held on 22 May 2013.

There are no restrictions on the voting rights attaching to the Company’s ordinary shares. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights. Unless expressly stated to the contrary in the Articles of Association of the Company, the Company’s Articles of Association may be amended by special resolution of the Company’s shareholders. A summary of the Company’s Articles of Association are set out on pages 148 to 152.

During the 52 weeks ended 28 December 2012, options were exercised pursuant to the Company’s share schemes. The number of shares allotted and the consideration received in respect of such allotments are detailed in note 28 of the Financial Statements.

ABI Guidelines relating to directors’ power to allot share capital and disapply pre-emption rights are reflected in Resolution 18 (the “Section 551 Authority”) and Resolution 19 respectively, in the Notice of Meeting.

The directors propose (Paragraph (A) of Resolution 18 in the Notice of Meeting) to renew the authority granted at the 2012 Annual General Meeting to authorise the directors to allot equity or grant rights in respect of equity shares up to an aggregate nominal value of £56,510 (representing approximately one-third of the ordinary shares issued as at the latest practicable date).

In accordance with ABI Guidelines, the directors also propose (Paragraph (B) of Resolution 18 in the Notice of Meeting) to renew the authority granted at the 2012 Annual General Meeting to authorise the directors to allot or grant rights in respect of equity shares representing two-thirds of the Company’s issued share capital as at the latest practicable date (as reduced by the nominal amount of any allotment or grant made under paragraph (A) of Resolution 18) in the case of a compensatory rights issue. This authority, if renewed, will represent in total an aggregate nominal value of £113,020. This Section 551 Authority, if approved, will expire at the conclusion of the Annual General Meeting to be held in 2014 or 22 August 2014, whichever is the earlier.

The limited power granted to the directors at the 2012 Annual General Meeting to allot equity shares for cash other than pro-rata to existing shareholders expires on the conclusion of this year’s Annual General Meeting to be held on 22 May 2013. Subject to renewal of the Section 551 Authority, the directors recommend (Resolution 19 in the Notice of Meeting) that this authority also be renewed so as to give the directors the ability (until the earlier of 22 August 2014, or the conclusion of the Annual General Meeting to be held in 2014) to issue

www.csr.com	76	77

Other Statutory Information

continued

equity shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary shares issued at 20 March 2013. The directors have no present intention to issue equity shares for cash other than pursuant to the Company’s employee share schemes.

The directors recommend that you vote in favour of Resolutions 18 and 19 to maintain the Company’s flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise.

A Special Resolution will be proposed (Resolution 20 in the Notice of Meeting) to renew the directors’ limited authority to repurchase ordinary shares in the market. This authority will be limited to a maximum of 16,954,300 ordinary shares (representing 10% of the Company’s issued share capital as at the latest practicable date) and also sets the minimum and maximum prices which may be paid.

The directors believe it is advantageous for the Company to continue to have the flexibility to make market purchases of its own shares. As at 28 December 2012, the Company had 16,054,999 ordinary shares held in treasury. As at 20 March 2013, the Company had 15,283,847 ordinary shares held in treasury. In the event that additional shares are purchased, they would either be cancelled (and the number in issue would be reduced accordingly) or, subject to the legislation referred to below, retained as treasury shares. The directors will only make purchases after consideration of the possible effect on earnings per share, the long term benefits to shareholders and in consultation with advisers.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow shares repurchased by the Company to be held as treasury shares that may be cancelled, sold for cash or used for the purpose of employee share schemes. The authority contained in the Special Resolution will expire at the earlier of 22 August 2014, or the conclusion of the Annual General Meeting to be held in 2014. It is the current intention of the directors to renew this authority annually.

The Board is seeking shareholder consent for the adoption of a new CSR share plan. The new plan will allow the Company to make grants of share options at market value which presently are made under the rules of the CSR plc Share Option Plan which will expire on the anniversary of its tenth year, which occurs in February 2014. The new CSR share plan will also enable the Company to make awards of contingent shares and of options to acquire shares presently made under the CSR Share Award Plan which will expire on its tenth anniversary in May 2015. More details on the proposed plan are set out in the Notice of the Annual General Meeting.

The Board is separately seeking shareholder consent for the adoption of a new CSR SAYE plan. The new plan will operate in place of the present CSR plc SAYE plan which will expire on its tenth anniversary in February 2014. More details on the proposed plan are set out in the Notice of the Annual General Meeting.

Notice required for shareholder meetings

The Shareholders Rights Directive was implemented in the UK by the Companies (Shareholders’ Rights) Regulations 2009 on 3 August 2009. The Regulations implementing this Directive increase the notice period for general meetings of the Company to 21 days, unless shareholders agree to a shorter notice period. On the basis of a resolution passed at the 2012 Annual General Meeting, the Company is currently able to call general meetings (other than an annual general meeting) on 14 days’ notice. The Company would like to preserve this ability and Resolution 21 seeks such approval. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed. In accordance with the Directive, the Company will offer an electronic voting facility for a general meeting called on 14 days’ notice.

Employee Benefit Trust

The CSR Employee Benefit Trust (the “Trust”) was established in 2007 to facilitate satisfying the issue of shares to employees within the Group on exercise of vested options under the various share option plans of the Company.

During 2012, no ordinary shares in CSR plc were acquired by the Trust. The details of the purchases in prior years of ordinary shares in CSR plc are shown in note 29 on page 116 to the Financial Statements. As at 28 December 2012, the Trust held a total of 2,234,095 ordinary shares in CSR plc representing 1.4% of the issued share capital at the date of this report. As at 31 December 2011 the Trust held 3,790,109 ordinary shares.

As participants in the employee share option and award plans, the executive directors of the Company are potential beneficiaries from the shares held by the Trust and are therefore regarded for the purposes of the Companies Act as being interested in ordinary shares held by the Trust.

Directors

Details of the directors of the Board who served during the year are contained on pages 53 and 54. Biographies of the directors in office at 28 December 2012 are on pages 51 and 52.

The Company’s Articles of Association state that directors shall retire from office and may offer themselves for re-appointment when they have been appointed since the last annual general meeting, held office in the preceding two annual general meetings and did not retire at either of them or have been in office for a continuous period of nine years or more at the date of the meeting.

The UK Corporate Governance Code requires all directors of FTSE 350 companies to be subject to annual election by shareholders. Accordingly, all the directors will be retiring at the Annual General Meeting and offering themselves for re-election or election. This is further explained in the notice of meeting which is a separate document issued to shareholders.

The interests of the executive directors in the options of the Company are detailed in the Remuneration Report on page 75.

Conflicts of interests

The Company has procedures in place to deal with conflicts of interests and believes that procedures are operated efficiently.

CSR plc Annual Report and Financial Statements 2012

Other Statutory Information

Directors’ responsibility statement

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the Company financial statements under IFRSs as adopted by the EU. The financial statements are also prepared in accordance with the IFRSs as issued by the International Accounting Standards Board. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

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

Directors’ interests in shares

The directors in office at 28 December 2012 and their families had the interests in the shares of the Company shown in the table below.

The holdings shown below do not include the ordinary shares held by the CSR Employee Benefit Trust in which the executive directors are potential beneficiaries as disclosed earlier.

Directors’ interests in shares	28 December 2012		30 December 2011
	Ordinary shares	ADSs[1]	Ordinary shares	ADSs[1]
Andrew Allner	5,700		5,700
Teresa Vega		750		750
Joep van Beurden	217,234		149,000
Anthony Carlisle	4,000		4,000
Chris Stone[2]	–		–
Will Gardiner	180,506		152,409
Sergio Giacoletto-Roggio	5,000		5,000
Chris Ladas	86,234		86,234
Ron Mackintosh	112,115		129,000
Levy Gerzberg		13,510		30,411
[1] Each ADS represents four ordinary shares in CSR plc. [2] Mr Stone was appointed on 16 July 2012.

On 15 March 2013 share awards granted pursuant to the rules of the CSR Share Award Plan vested to each of the executive directors named in the table below.

Subsequent to the vesting, on 19 March 2013, the directors respectively sold ordinary shares in the Company as summarised in the table. Separately, on 18 March

2013, Mr. van Beurden sold 45,000 ordinary shares. The holdings of each of the directors following the disposals are stated in the table below.

Executive directors’ interests in shares at 20 March 2013	Ordinary shares acquired	Ordinary shares sold	Number of ordinary shares held at 20 March 2013
Joep van Beurden	163,766	208,766	172,234
Will Gardiner	123,480	123,480	180,506
Chris Ladas	43,909	43,909	86,234

www.csr.com	78	79

Other Statutory Information

continued

Over the period 1 March to 4 March 2013, Dr. Gerzberg, a non-executive director of the Company, exercised a total of 169,344 options to acquire CSR American Depositary Shares (“ADSs”). The options exercised by Dr. Gerzberg were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011. Following the exercises, Dr. Gerzberg sold the CSR ADSs which he received and therefore his shareholding in the Company remains unchanged at 13,510 ADSs, as shown in the table on page 79.

Substantial shareholdings

As at 20 March 2013, the Company had received the notifications shown in the table below of substantial interests (3% or more) in the total voting rights of the Company, as disclosed to the Company under the Disclosure and Transparency Rules.

	Disclosed holding	% of issued Ordinary share capital
Schroders plc and its subsidiaries	23,937,794	14.12
Majedie Asset Management Limited	10,708,381	6.32
Samsung Electronics Europe Holding Coöperatief U.A.	9,925,000	5.85
Norges Bank	9,146,698	5.39
BlackRock, Inc	8,321,428	4.91
Dimensional Fund Advisers LP1	8,017,922	4.73
Clients of Aberforth Partners LLP	7,955,279	4.69
Ameriprise Financial Services Inc.	7,586,315	4.47
Amici Capital, LLC	6,511,216	3.84
UBS AG London Branch	5,773,930	3.41

[1].Dimensional Fund Advisors LP (“Dimensional”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts and certain of its affiliates serve as investment advisors to investment companies or investment trusts and separate accounts (these investment companies, trusts and accounts being the “Funds”). Dimensional or its referenced affiliates possesses voting and/or investment power over the shares held by the Funds and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this letter are owned by the Funds. Dimensional and its affiliates disclaim beneficial ownership of such securities.

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

Note 36 includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $333.3 million of cash and cash equivalents, including treasury deposits and investments, as at 28 December 2012 and no debt liabilities.

In 2012, management performed a working capital report for the Group in anticipation of the disposal of the handset connectivity and location development operations. This exercise did not identify any liquidity issues.

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

Payment of creditors

The Group agrees payment terms with its suppliers when it enters into binding purchase contracts to ensure that suppliers are made aware of terms of payment. The Company abides by these terms of payment. At 28 December 2012 the Company had no external creditors whilst the Group reported 44 creditor days. At

30 December 2011 the Company and Group had creditor days of 46 and 48 respectively.

Donations

The Company and employees support a number of charities for a variety of causes. For the period ended 28 December 2012, the Company made charitable donations totalling $105,282 (2011: $102,305) to charities local to the Group’s operations. The Company did not make any political donations during the year.

Auditors

Deloitte LLP are the Company’s auditors and have expressed their willingness to continue in the office of auditors and therefore, in accordance with Section 489 of the Companies Act 2006, a resolution for their re-appointment will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Brett Gladden,

Company Secretary

20 February 20131

[1]	Certain share and share capital information has been updated within this report to 20 March 2013 to reflect changes, arising between signing and the latest practicable date prior to publication.

CSR plc Annual Report and Financial Statements 2012

Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CSR plc

We have audited the internal control over financial reporting of CSR plc and subsidiaries (“the Company”) as of 28 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 28 December, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements at and for the 52 week period ended 28 December 2012 of the Company and our report dated 20 February 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom

20 February 2013

www.csr.com	80	81

Financial statements

Financial and other information — consolidated financial statements
83	Consolidated income statement
84	Consolidated statement of comprehensive income
85	Consolidated balance sheet
86	Consolidated statement of changes in equity
88	Consolidated cash flow statement
89	Notes to the consolidated financial statements

Directors report — other information
131	Five year summary
132	Directors report – corporate and share information
148	CSR’s worldwide offices
152	Cautionary note regarding forward looking statements
153	Additional information

CSR plc Annual Report and Financial Statements 2012

Financial statements

Consolidated income statement

	Notes	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Revenue	5,6	1,025,356	845,190	800,608
Amortisation of acquired intangible assets		(11,342)	(8,224)	(5,663)
Fair value adjustment to inventory		–	(28,187)	–
Other cost of sales		(504,937)	(424,044)	(418,367)
Total cost of sales		(516,279)	(460,455)	(424,030)
Gross profit		509,077	384,735	376,578
Research and development (‘R&D’) expenses:
Other research and development expenses		(272,328)	(228,573)	(189,187)
Share-based payment charges		(14,894)	(7,665)	(5,760)
Amortisation of acquired intangible assets		(3,124)	(5,525)	(4,980)
Total research and development expenses		(290,346)	(241,763)	(199,927)
Sales, general and administrative expenses (‘SG&A’):
Other sales, general and administrative expenses		(174,062)	(143,367)	(114,078)
Share-based payment charges		(12,859)	(6,465)	(4,062)
Amortisation of acquired intangible assets		(8,266)	(4,932)	(3,494)
Integration and restructuring expenses	33	(27,523)	(33,721)	(1,085)
Acquisition or disposal related fees		–	(13,004)	(397)
Litigation and patent settlements charges		(15,500)	(6,000)	(59,788)
Litigation settlement income		–	14,532	–
De-recognition of contingent consideration		–	1,620	–
Other operating income		214	–	–
Total sales, general and administrative expenses		(237,996)	(191,337)	(182,904)
Gain on disposal of development operations in handset connectivity and location	38	127,178	–	–
Operating profit (loss)		107,913	(48,365)	(6,253)
Investment income	10	1,161	1,627	812
Other gains and losses	11	14	320	640
Exchange losses		(395)	(748)	(186)
Finance costs	12	(6,711)	(4,298)	(718)
Profit (loss) before tax		101,982	(51,464)	(5,705)
Tax	14	(50,749)	85,330	22,331
Profit for the period	7	51,233	33,866	16,626
Earnings per share
		$	$	$
Basic	15	0.26	0.19	0.09
Diluted	15	0.25	0.19	0.09

The results are all derived from continuing operations. The profit for the period and the profit for the prior periods are wholly attributable to equity holders of the parent company, CSR plc.

www.csr.com	82	83

Financial statements

continued

Consolidated statement of comprehensive income

	Notes	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Profit for the period		51,233	33,866	16,626
Other comprehensive income
Gain (loss) on cash flow hedges	29	4,935	1,661	(3,108)
Net tax on cash flow hedges in statement of comprehensive income	29	(1,210)	(427)	870
Transferred to income statement in respect of cash flow hedges	29	(1,040)	(4,184)	726
Tax on items transferred from statement of comprehensive income	29	253	1,080	(199)
Actuarial losses in defined benefit plans	35	(919)	(435)	–
Pension scheme assets above the threshold	35	(656)	–	–
Total comprehensive income for the period		52,596	31,561	14,915

The total comprehensive income for all periods is wholly attributable to equity holders of the parent company, CSR plc.

CSR plc Annual Report and Financial Statements 2012

Financial statements

Consolidated balance sheet

	Notes	28 December 2012 $’000	30 December 2011 $’000
Non-current assets
Goodwill	16	181,877	332,749
Other intangible assets	17	120,673	127,747
Property, plant and equipment	18	26,349	34,520
Investments	19	3,719	3,610
Deferred tax asset	24	89,193	118,442
Long term asset	20	31,000	–
		452,811	617,068
Current assets
Inventories	21	87,850	120,347
Derivative financial instruments	23	2,702	148
Trade and other receivables	22	117,706	123,797
Corporation tax debtor		6,379	11,808
Treasury deposits and investments	22	18,491	65,938
Cash and cash equivalents	22	314,760	211,907
		547,888	533,945
Total assets		1,000,699	1,151,013
Current liabilities
Trade and other payables	26	227,777	180,621
Current tax liabilities		14,509	9,613
Obligations under finance leases	25	1,393	16
Derivative financial instruments	23	–	1,585
Provisions	27	16,742	29,495
		260,421	221,330
Net current assets		287,467	312,615
Non-current liabilities
Trade and other payables	26	35,846	49,590
Deferred tax liability	24	4,891	–
Long-term provisions	27	4,395	1,926
Obligations under finance leases	25	170	143
Defined benefit pension scheme deficit	35	42	117
		45,344	51,776
Total liabilities		305,765	273,106
Net assets		694,934	877,907
Equity
Share capital	28	317	372
Share premium account	29	523,654	473,462
Capital redemption reserve	29	1,029	950
Merger reserve	29	61,574	61,574
Employee benefit trust reserve	29	(19,163)	(33,971)
Hedging reserve	29	2,495	(1,400)
Share-based payment reserve	29	112,677	88,197
Tax reserve	29	41,630	41,583
Treasury shares	29	(86,929)	(84,660)
Retained earnings	29	57,650	331,800
Total equity		694,934	877,907
The consolidated financial statements of CSR plc were approved by the Board of directors and authorised for issue on 20 February 2013.

They were signed on its behalf by:

Will Gardiner                                                                                           Ron Mackintosh

www.csr.com	84	85

Financial statements

continued

Consolidated statement of changes in equity

	Called-up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Treasury shares $’000	Retained earnings $’000	Total $’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(1,400)	88,197	41,583	(84,660)	331,800	877,907
Profit for the period	–	–	–	–	–	–	–	–	–	51,233	51,233
Other comprehensive income for the period	–	–	–	–	–	3,895	–	(957)	–	(1,575)	1,363
Total comprehensive income for the period	–	–	–	–	–	3,895	–	(957)	–	49,658	52,596
Share issues (net of share issue costs)	24	48,642	–	–	–	–	–	–	–	–	48,666
Repurchase and cancellation of ordinary shares under tender offer	(79)	–	79	–	–	–	–	–	–	(284,278)	(284,278)
Share issue costs	–	1,550	–	–	–	–	–	–	–	(1,839)	(289)
Shares issued from Employee Benefit Trust Reserve	–	–	–	–	14,808	–	–	–	–	(13,158)	1,650
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	24,480	–	–	–	24,480
Shares issued from Treasury	–	–	–	–	–	–	–	–	7,203	(3,268)	3,935
Purchase of Treasury Shares	–	–	–	–	–	–	–	–	(9,472)	–	(9,472)
Effective rate adjustment	–	–	–	–	–	–	–	(5)	–	–	(5)
Credit to equity on recognition of losses	–	–	–	–	–	–	–	436	–	–	436
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	573	–	–	573
Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	–	(21,265)	(21,265)
At 28 December 2012	317	523,654	1,029	61,574	(19,163)	2,495	112,677	41,630	(86,929)	57,650	694,934

CSR plc Annual Report and Financial Statements 2012

Consolidated statement of changes in equity

Financial statements

	Called-up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Hedging reserve $’000	Share – based payment reserve $’000	Tax reserve $’000	Treasury shares $’000	Retained earnings $’000	Total $’000
At 1 January 2011	322	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,564
Profit for the period	–	–	–	–	–	–	–	–	–	33,866	33,866
Other comprehensive income for the period	–	–	–	–	–	(2,523)	–	653	–	(435)	(2,305)
Total comprehensive income for the period	–	–	–	–	–	(2,523)	–	653	–	33,431	31,561
Share issues (net of share issue costs)	50	104,847	–	–	–	–	–	–	–	–	104,897
Shares issued from Employee Benefit Trust Reserve	–	–	–	–	5,093	–	–	–	–	(4,134)	959
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	13,583	–	–	–	13,583
Credit to equity for equity-settled share-based payments on acquisition	–	–	–	–	–	–	16,576	–	–	–	16,576
Purchase of Treasury Shares	–	–	–	–	–	–	–	–	(47,173)	–	(47,173)
Effective rate adjustment	–	–	–	–	–	–	–	(66)	–	–	(66)
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	(645)	–	–	(645)
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	–	(162)	–	–	(162)
Credit to equity on recognition of losses	–	–	–	–	–	–	–	162	–	–	162
Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	–	(16,349)	(16,349)
At 30 December 2011	372	473,462	950	61,574	(33,971)	(1,400)	88,197	41,583	(84,660)	331,800	877,907
At 2 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	-	303,077	774,111
Profit for the period	–	–	–	–	–	–	–	–	–	16,626	16,626
Other comprehensive income for the period	–	–	–	–	–	(2,382)	–	671	–	–	(1,711)
Total comprehensive income for the period	–	–	–	–	–	(2,382)	–	671	–	16,626	14,915
Share issues (net of share issue costs)	4	5,583	–	–	–	–	–	–	–	–	5,587
Shares issued from Employee Benefit Trust Reserve	–	–	–	–	1,160	–	–	–	–	(851)	309
Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	9,592	–	–	–	9,592
Purchase of Treasury Shares	–	–	–	–	–	–	–	–	(37,487)	–	(37,487)
Effective rate adjustment	–	–	–	–	–	–	–	(12)	–	–	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	–	–	–	–	–	–	–	7,367	–	–	7,367
Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	182	–	–	182
At 31 December 2010	322	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,564

www.csr.com	86	87

Financial statements

continued

Consolidated cash flow statement

	Notes	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Net cash from operating activities	30	73,928	12,640	77,907
Investing activities
Interest received		1,163	1,299	790
Proceeds on disposal of property, plant and equipment		73	–	–
Purchase of treasury deposits (including treasury deposits acquired with subsidiary)		(111,629)	(180,980)	(728,990)
Sales of treasury deposits		159,076	413,786	703,560
Purchases of property, plant and equipment		(12,019)	(14,573)	(7,750)
Purchases of intangible assets		(13,610)	(4,245)	(6,771)
Disposal of development operations	38	271,323	–	–
Acquisition of UK based capabilities in DDFA		(2,667)	–	–
Stamp duty		126	–	–
Acquisition of subsidiaries, net of cash acquired	39	–	(123,862)	(1,902)
Purchase of investment		(109)	(2,610)	(1,000)
Net cash from (used in) investing activities		291,727	88,815	(42,063)
Financing activities
Repayments of obligations under finance leases		(540)	–	(318)
Repayment of borrowings	39	–	–	(2,041)
Purchase of treasury shares		(9,471)	(47,511)	(37,487)
Proceeds on issue of shares		48,659	1,365	5,661
Proceeds on issue of shares from the Employee Benefit Trust		553	1,380	225
Proceeds on issue of shares from Treasury		3,935	–	–
Repurchase of ordinary shares through tender offer		(284,278)	–	–
Equity dividends paid to shareholders		(21,265)	(16,349)	–
Net cash used in financing activities		(262,407)	(61,115)	(33,960)
Net increase in cash and cash equivalents		103,248	40,340	1,884
Cash and cash equivalents at beginning of period		211,907	172,315	170,601
Effect of foreign exchange rate changes		(395)	(748)	(170)
Cash and cash equivalents at end of period		314,760	211,907	172,315

CSR plc Annual Report and Financial Statements 2012

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

Note 36 includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $333.3 million of cash and cash equivalents, including treasury deposits and investments, as at 2012 and no debt liabilities.

The directors believe that the Group is securely placed to manage its business risks successfully despite continuing uncertainties with the economic outlook and challenging macro economic conditions.

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

IFRS 7 (amended)	Amendments enhancing disclosures about transfers of financial assets
IFRS 1 (amended)	Additional exemption for entities ceasing to suffer from severe hyperinflation
IFRS 1 (amended)	Replacement of ‘fixed dates’ for certain exceptions with ‘the date of transition to IFRSs’

IAS 1 requires a third comparative to be included within the consolidated balance sheet along with notes in the instance that any previously reported financial information is restated or represented. In the current year, the Group changed its segments in accordance with IFRS 8 and this triggers this requirement. However, management have concluded that the addition of the 2010 comparative information would not provide the user of the consolidated financial statements with any additional helpful information or enhance the overall clarity of the consolidated financial statements, given a full explanation of the impact of IFRS 8.

www.csr.com	88	89

Financial statements

Notes to the consolidated financial statements continued

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not yet been applied in these financial statements were in issue but not yet effective (and in some cases, had not yet been adopted by the EU):

IFRS 1 (amended)	First-time Adoption of International Financial Reporting Standards
IFRS 7 (amended)	Financial Instruments (Disclosures)
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 (amended)	Presentation of Financial Statements
IAS 12 (amended)	Income Taxes
IAS 16 (amended)	Property, Plant and Equipment
IAS 19 (amended)	Employee benefits
IAS 27 (amended)	Separate Financial Statements
IAS 28 (amended)	Investments in Associates and Joint Ventures
IAS 32 (amended)	Offsetting financial assets and liabilities
IAS 34 (amended)	Interim Financial Reporting
Improvements to IFRSs (May 2012)

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

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below. The financial statements cover the 52 week period from 31 December 2011 to 28 December 2012; the comparatives are presented for the 52 week period from 1 January 2011 to 30 December 2011 and income statement comparatives for the 52 week period from 2 January 2010 to 31 December 2010. The financial statements are reported on a 52 or 53 week basis to be consistent with the Group’s internal reporting.

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

CSR plc Annual Report and Financial Statements 2012

Financial statements

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

On disposal of part or whole of a CGU, the attributable amount is included in the determination of profit or loss on disposal.

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

We determine the fair value of our maintenance obligations with reference to substantive renewal rates within the agreement or objective evidence of fair value. In instances where we are unable to determine the fair value of our maintenance obligations, revenue for the entire arrangement is recognised ratably over the term of the arrangement. We recognise maintenance and support revenue ratably over the term of the arrangement.

www.csr.com	90	91

Financial statements

Notes to the consolidated financial statements continued

Software license revenue is recognised fully upon delivery, where there is no obligation to provide ongoing technical support or software upgrades or enhancements. If technical support, software upgrades and enhancements are sold with the software license, revenue will be recognised for each identified component based on the relative fair value of the delivered component for which consideration is received or receivable. With regards to technical support, the revenue would be recognised ratably over the term of the arrangement.

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

Operating Result

Operating profit (loss) is stated before investment income, exchange gains (losses), other gains and losses, finance costs and tax.

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

CSR plc Annual Report and Financial Statements 2012

Financial statements

An asset or liability is recognised in the Consolidated Balance Sheet in relation to the defined benefit scheme, as the present value of the defined benefit obligation, less the fair value of plan assets at the Balance Sheet date. The financing cost, service cost and expected returns on plan assets are recognised within the Income statement in the period in which they arise.

Actuarial gains and losses are recognised in full in the consolidated statement of comprehensive income in the period in which they arise.

Where the carrying amount of scheme assets exceed the present value of the future benefits that are expected to flow to the scheme from those assets (the ‘asset ceiling’), the surplus is recognised in full in the consolidated statement of comprehensive income in the period in which this arises.

Taxation

The tax expense represents the sum of the current tax expense and the deferred tax expense for the period.

The tax payable is based on taxable profit for the period. Taxable profit differs from net profit before tax as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

www.csr.com	92	93

Financial statements

Notes to the consolidated financial statements continued

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

Software licences and intellectual property	Licence term or 3 to 5 years where a perpetual licence
Customer contracts and relationships	3 to 4 years
Purchased IPR&D	4 to 10 years
Internally developed technology	3 years
Purchased developed technology	3 to 4 years
Trade names	2 to 5 years

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

CSR plc Annual Report and Financial Statements 2012

Financial statements

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

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.

www.csr.com	94	95

Financial statements

Notes to the consolidated financial statements continued

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

Note 23 sets out details of the fair values of the derivative instruments used for hedging purposes.

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

CSR plc Annual Report and Financial Statements 2012

Financial statements

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

Contingent liabilities and assets

A contingent liability may arise where there is possible obligation that arises from past events, whose occurrence or non-occurrence will only be confirmed by uncertain future events or where a present obligation arises from past events but where an outflow of resources from the Group is not probable and/or the amount of the obligation cannot be reliably measured. In these circumstances, the Group discloses the nature of such contingent liabilities. The Group recognises liabilities where there is a present obligation and an outflow of resources from the Group is probable and can be reliably measured.

A contingent asset may arise where, as a result of past events, there is a possible asset which will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events which are not entirely within the control of the Group. In these circumstances, the Group discloses the nature of such contingent assets. The Group recognises an asset when an inflow of economic benefits is recognised as virtually certain.

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

www.csr.com	96	97

Financial statements

Notes to the consolidated financial statements continued

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

CSR plc Annual Report and Financial Statements 2012

Financial statements

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

5. Revenue

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Sale of integrated circuits	964,774	808,463	782,332
Sale of software	8,142	7,953	10,444
Royalties	52,440	28,774	7,832
	1,025,356	845,190	800,608
Investment income	1,161	1,627	812
	1,026,517	846,817	801,420

6. Segmental Reporting

CSR is a leading provider of platform technology solutions for the consumer electronics market.

Products from which Reportable Segments Derive their Revenues

During the year the internal reporting structures of the Group were reorganised changing the nature and content of information used by the Chief Executive, who is our Chief operating decision maker, to assess operational performance and allocate resource; this has caused a change in the identification of Operating Segments as defined under IFRS 8. In our opinion each operating segment is a reporting segment, therefore the results of the new Operating Segments are Voice & Music, Consumer, Automotive and Legacy are reported below; results from 2011 and 2010 have been restated into this new structure.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are as follows:

Voice & Music	Mono and Stereo Audio
Automotive	Automotive and Personal Navigation Device (PND) applications
Consumer	Cameras, Gaming, Document Imaging, Indoors Location, Bluetooth Smart and other consumer.applications
Legacy Products Group (LPG)	Legacy Home Entertainment, Handset Connectivity and Handset Location (components)

www.csr.com	98	99

Financial statements

Notes to the consolidated financial statements continued

Segment Revenues and Results

The following is an analysis of the Group’s revenue and results by reportable segment:

52 weeks ended 28 December 2012	Automotive $’000	Consumer $’000	Voice & Music $’000	LPG $’000	Unallocated $’000	Consolidated $’000
Revenue
Total segment revenue	212,178	258,732	190,119	364,327	–	1,025,356
Segment result
Underlying operating profit (loss)	3,245	(15,643)	75,115	11,312	–	74,029
Share-based payment charges					(27,753)	(27,753)
Amortisation of acquired intangible assets					(22,732)	(22,732)
Integration and restructuring					(27,523)	(27,523)
Litigation and patent settlement charges					(15,500)	(15,500)
Other operating income					214	214
Disposal of development operations (note 38)					127,178	127,178
Operating profit						107,913
Investment income (note 5)						1,161
Other gains and losses (note 11)						14
Exchange losses						(395)
Finance costs (note 12)						(6,711)
Profit before tax						101,982

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

The following is an analysis of the Group’s revenue and results by reportable segment:

52 weeks ended 30 December 2011	Automotive $’000	Consumer $’000	Voice & Music $’000	LPG $’000	Unallocated $’000	Consolidated $’000
Revenue
Total segment revenue	205,045	165,555	149,853	324,737	–	845,190
Segment result
Underlying operating profit (loss)	10,625	(7,999)	59,496	(12,916)	–	49,206
Fair value adjustment to inventory					(28,187)	(28,187)
Share-based payment charges					(14,130)	(14,130)
Amortisation of acquired intangible assets					(18,681)	(18,681)
Integration and restructuring					(33,721)	(33,721)
Acquisition-related fees					(13,004)	(13,004)
Litigation settlement					14,532	14,532
Patent settlements					(6,000)	(6,000)
De-recognition of contingent consideration					1,620	1,620
Operating loss						(48,365)
Investment income (note 5)						1,627
Other gains and losses (note 11)						320
Exchange losses						(748)
Finance costs (note 12)						(4,298)
Loss before tax						(51,464)

CSR plc Annual Report and Financial Statements 2012

Financial statements

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 31 December 2010.

52 weeks ended 31 December 2010	Automotive $’000	Consumer $’000	Voice & Music $’000	LPG $’000	Unallocated $’000	Consolidated $’000

Revenue
Total segment revenue	223,071	100,124	138,264	339,149	–	800,608
Segment result
Underlying operating profit	44,819	9,442	47,874	(23,159)	–	78,976
Share-based payment charges					(9,822)	(9,822)
Amortisation of acquired intangible assets					(14,137)	(14,137)
Integration and restructuring					(1,085)	(1,085)
Acquisition-related fees					(397)	(397)
Litigation settlement					(59,788)	(59,788)
Operating loss						(6,253)
Investment income (note 5)						812
Other gains and losses (note 11)						640
Exchange losses						(186)
Finance costs (note 12)						(718)
Loss before tax						(5,705)

Underlying operating profit includes depreciation and amortisation of other intangible assets, which have been apportioned to the reportable segments as follows:

Depreciation and amortisation of other intangible assets	Automotive $’000	Consumer $’000	Voice & Music $’000	LPG $’000	Total $’000
52 weeks ended 28 December 2012	4,950	6,036	4,436	8,502	23,924
52 weeks ended 30 December 2011	6,318	5,101	4,617	10,007	26,043
52 weeks ended 31 December 2010	6,689	3,003	4,146	10,170	24,008

No information is provided for segment assets and liabilities as these measures are not provided to the chief operating decision maker.

Revenues from Major Products

The Group’s revenues from its major products were as follows:

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Sale of integrated circuits	964,774	808,463	782,332
Sale of software	8,142	7,953	10,444
Royalties	52,440	28,774	7,832
Consolidated revenue (excluding investment income)	1,025,356	845,190	800,608

Geographical Information

The Group operates in four principal geographical areas – the UK (country of domicile), Rest of Europe, the Americas and Asia. The Group’s revenue from external customers and information about its segment assets (non-current assets excluding deferred tax assets and other financial assets) by geographical location is detailed below:

Revenue	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
UK	156	185	6,655
Rest of Europe	39,057	60,508	110,171
USA (including the Americas)	82,969	89,498	92,316
Asia	903,174	694,999	591,466
	1,025,356	845,190	800,608

Revenues are attributed to geographical areas on the basis of the customer’s manufacturing location.

Non – current assets	28 December 2012 $’000	30 December 2011 $’000	31 December 2010 $’000
UK	160,175	267,753	276,829
Rest of Europe	632	1,674	614
USA (including the Americas)	107,652	142,860	4,460
Asia	95,159	86,339	8,172
	363,618	498,626	290,075

Non-current assets, being goodwill, property, plant and equipment, long term assets, and other intangible assets (excluding deferred tax assets) are attributed to the location where they are situated.

www.csr.com	100	101

Financial statements

Notes to the consolidated financial statements continued

Information About Major Customers

In 2012, included in revenues arising from Consumer and LPG are revenues of approximately $113.9 million (2011: $87.3 million, 2010: $115.2 million), representing 11% (2011: 10%, 2010: 14%) of revenue relating to the Group’s largest customer.

In 2012, 2011 and 2010 only the largest customer of the Group exceeded 10% of revenue in the 52 week period.

Revenue from the top five customers represents 30% of revenues (2011: 38%; 2010: 42%).

7. Profit for the Period

Profit for the period has been arrived at after charging (crediting):

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Net foreign exchange losses	1,638	2,799	2,485
Government grants towards staff and marketing costs	(671)	(9)	(142)
Research and development costs	290,346	241,763	199,927
Depreciation of property, plant and equipment	16,171	18,371	20,091
Loss on disposal of property, plant and equipment	916	62	580
Loss on disposal of intangible assets	–	23	135
Amortisation of intangible assets	30,485	26,353	18,054
Staff costs (see note 9)	314,055	228,369	170,791
Cost of inventories recognised as expense	468,500	394,618	397,971
Write-downs of inventories recognised as an expense net of movement in inventory provisions	(2,267)	9,086	2,474
Auditor’s remuneration for audit services (see note 8)	993	1,051	789

8. Auditor’s remuneration

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	68	85	78
Fees payable to the Company’s auditor and their associates for other services to the Group
– The audit of the Company’s subsidiaries pursuant to legislation	678	788	505
– Services pursuant to section 404 of the Sarbanes-Oxley Act	137	134	162
Total audit fees	883	1,007	745
Other services
– Audit related assurance	110	44	44
– Taxation compliance services	157	42	47
– Other taxation advisory services	515	424	347
– Other assurance services	–	284	–
– Corporate finance services	350	2,096	–
Total non audit fees	1,132	2,890	438

The audit related assurance fees refer to fees for the performance of an interim review. Tax compliance fees relate to assistance in the filing of group subsidiary statutory tax returns. Fees for other taxation services and corporate finance services predominantly relate to the disposal of development operations in handset connectivity and location to Samsung.

9. Staff Costs

The average monthly number of employees (including executive directors) was:

	52 weeks ended 28 December 2012 Number	52 weeks ended 30 December 2011 Number	52 weeks ended 31 December 2010 Number
Research and development	1,654	1,422	1,052
Sales and marketing	548	410	260
General and administrative	272	214	151
	2,474	2,046	1,463

CSR plc Annual Report and Financial Statements 2012

Financial statements

Their aggregate remuneration comprised:

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Salaries	262,670	193,258	142,221
Social security costs	17,541	13,607	11,704
Other pension costs	8,109	7,586	7,231
Share based payment charges	25,735	13,918	9,635
	314,055	228,369	170,791

10. Investment revenue

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Short term bank deposits	636	735	316
Treasury deposits and investments	32	618	496
Expected return on plan assets	493	274	–
	1,161	1,627	812

11. Other gains and losses

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Change in the fair value of investments designated as FVTPL on initial recognition	14	320	640

12. Finance Costs

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Interest expense and similar charges	594	418	493
Unwinding of discount on contingent consideration	–	53	15
Unwinding of discount on onerous lease provision	255	252	210
Unwinding of discount on litigation accrual	2,330	2,525	–
Unwinding of discount on intangible asset accrual	463	438	–
Unwinding of discount on defined benefit pension deficit	459	274	–
Unwinding of discount on acquisition fair value adjustments	512	–	–
Loss on purchase of treasury shares	–	338	–
Option premium cost	2,098	–	–
	6,711	4,298	718

13. Dividends

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Proposed final dividend for the 52 weeks ended 28 December 2012 of $0.08 per share	13,267	–	–
Interim dividend for the 26 weeks ended 30 June 2012 of 2.3p per share	7,648	–	–
Final dividend for the 52 weeks ended 30 December 2011 of 4.41p per share	–	13,617	–
Interim dividend for the 26 weeks ended 1 July 2011 of 2p per share	–	5,376	–
Final dividend for the 52 weeks ended 31 December 2010 of 4p per share	–	–	10,973
	20,915	18,993	10,973

The proposed final dividend of $0.08 per share is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in the financial statements.

www.csr.com	102	103

Financial statements

Notes to the consolidated financial statements continued

14. Taxation

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Current income tax payable	16,861	2,143	2,383
Adjustment in respect of current income tax of prior years	(299)	2,171	(1,780)
Total current income tax charge	16,562	4,314	603
Deferred tax charge (credit)	45,373	(6,751)	(19,073)
Deferred tax benefit on recognition of previously unrecognized tax losses and temporary differences	(16,456)	(78,664)	(12,172)
Deferred tax expense from de-recognition of tax losses	0	900	5,048
Deferred tax rate change	1,817	1,843	531
Adjustment in respect of deferred tax of prior years	3,453	(6,972)	2,732
Total deferred tax charge (credit) (note 24)	34,187	(89,644)	(22,934)
Total tax charge (credit)	50,749	(85,330)	(22,331)

Corporation tax is calculated at 24.5% (2011: 26.5%; 2010: 28.0%); of the estimated assessable loss for the period.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The credit for the period can be reconciled to the Profit (loss) per the income statement as follows:

	52 weeks ended 28 December 2012		52 weeks ended 30 December 2011		52 weeks ended 31 December 2010
	$’000%		$’000%		$’000%
Profit/(Loss) before tax	101,982	100.0	(51,464)	100.0	(5,705)	100.0
Tax at the UK corporation tax rate of 24.5% (2011: 26.5%, 2010: 28%)	24,984	24.5	(13,638)	26.5	(1,597)	28.0
Tax benefit of research and development expenditure	(11,456)	(11.2)	(7,529)	14.6	(7,337)	128.6
Effect of different tax rates of subsidiaries operating in other tax jurisdictions	6,834	6.7	5,441	(10.6)	(10,908)	191.2
Adjustments to tax charge in respect of prior years	3,154	3.1	(4,801)	9.3	952	(16.7)
Effect of tax holidays in foreign jurisdictions	–	–	–	–	(450)	7.9
Non-deductible expenses	8,736	8.6	8,027	(15.6)	3,602	(63.1)
Recognition of previously unrecognized tax losses and temporary differences	(16,456)	(16.1)	(78,664)	152.9	(12,172)	213.2
Current year tax losses not recognised	9,626	9.4	3,091	(6.0)	–	–
Deferred tax rate change	1,817	1.8	1,843	(3.6)	531	(9.3)
De-recognition of tax losses	–	–	900	(1.7)	5,048	(88.4)
Foreign witholding tax	6,397	6.3	–	–	–	–
Non-deductible costs and goodwill disposal relating to the disposal of development operations in handset connectivity and location	17,113	16.7	–	–	–	–
Tax charge (credit) and effective tax rate for the period	50,749	49.8	(85,330)	165.8	(22,331)	391.4

Finance Act 2012 enacted reductions in the UK corporation tax rate from 25% to 24% from 1 April 2012 and 23% from 1 April 2013. The effect of the new rate is to reduce the deferred tax asset by $1.9m.

An additional change to the main rate of UK corporation tax is proposed, to reduce the rate to 22% by 1 April 2014 and 21% by 1 April 2015. These changes had not been substantially enacted by the Balance Sheet date and consequently, not included in these financial statements.

The effect of this decrease in the tax rate to 21% on the Group’s deferred tax assets has been assessed and the impact is a reduction in the deferred tax asset of $469,794 (2011: $2,675,547).

In addition to the amounts charged to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

Deferred tax	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Arising on income and expenses recognised in other comprehensive income:
Net tax on cash flow hedges	(1,210)	(427)	870
Reclassifications from equity to profit or loss:
Relating to cash flow hedges	253	1,080	(199)
Total income tax recognised directly in other comprehensive income	(957)	653	671

CSR plc Annual Report and Financial Statements 2012

Financial statements

In addition to the amount charged to the income statement and other comprehensive income, the following amounts relating to tax have been recognised directly in equity:

Current tax	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Current tax benefit taken to equity on share option gains.	–	162	–
Deferred tax
Deferred tax benefit (reduction) on share option gains	573	(645)	182
Total income tax recognised directly in equity	573	(483)	182

15. Earnings Per Share

The calculations of earnings per share are based on the following data:

Earnings	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Profit for the period	51,233	33,866	16,626

Number of shares	Number of shares	Number of shares	Number of shares
Weighted average number of shares:
For basic earnings per share	197,238,649	178,198,771	178,074,862
Effect of dilutive potential ordinary shares – share options	5,992,855	3,195,201	2,959,012
For diluted earnings per share	203,231,504	181,393,972	181,033,874

16. Goodwill

Cost	$’000
At 31 December 2010	261,558
Recognised on acquisition of Zoran Corporation (note 39)	108,098
At 30 December 2011	369,656
Derecognised on disposal of development operations in handset connectivity and handset location	(151,477)
Adjustment to Goodwill recognised on acquisition of Zoran Corporation	605
At 28 December 2012	218,784

Accumulated impairment losses
At 31 December 2010, 30 December 2011 and 28 December 2012	(36,907)
Carrying Amount
At 28 December 2012	181,877
At 30 December 2011	332,749
At 31 December 2010	224,651

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

Reportable segments and cash generating units	28 December 2012 $’000	30 December 2011 $’000
– Automotive Business Group	51,404	51,404
– Consumer Business Group
Printers	58,161	57,840
Cameras	50,537	50,258
Other Consumer CGUs	9,505	12,770
– Voice & Music Business Group	12,270	9,000
– Legacy Product Group	–	151,477
	181,877	332,749

Goodwill of $ 151.5 million allocated to the Legacy product group cash generating unit was derecognised following the disposal of development operations in handset connectivity and handset location to Samsung during 2012. There is now no goodwill allocated to this cash generating unit.

Goodwill of $108.7 million was recognised on the acquisition of Zoran during 2011, of which $0.6m was recognised due to a change in the fair value of assets acquired identified during 2012. Of the total goodwill, $50.5 million was allocated to the Cameras cash generating unit and $58.2 million was allocated to the Printers cash generating units based on the relative fair value of these cash generating units. Following this acquisition and the subsequent announcement that the Group would discontinue investment in digital television systems-on-a-chip and in silicon tuners, an internal reorganisation was completed which affected the cash generating units of the Group. Goodwill balances present at the time of the acquisition were reallocated to new cash generating units or to groups of cash generating units where they represented the lowest level at which goodwill was monitored.

In 2010 goodwill of $3.2 million was recognised on the acquisition of APT Licencing Limited and was allocated to the Consumer cash generating unit (which at the time excluded Printers), as this unit was expected to realise the benefits of the acquisition.

www.csr.com	104	105

Financial statements

Notes to the consolidated financial statements continued

The Group tests goodwill for impairment on an annual basis or more frequently if there are indications that goodwill might be impaired. At various times during 2012, the net assets of the Group have exceeded its market capitalisation and management have performed additional impairment testing. Following the tests throughout the year and the annual impairment test which takes place in the fourth quarter of each year, it was determined that no impairment of goodwill is required.

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

Variation in selling prices and direct costs are based on well established trends in the semiconductor industry as well as management’s experience of how pricing and direct costs vary over a product’s lifecycle, incorporating the impacts of already quoted selling prices and the result of discussions with suppliers on future direct cost movements.

Projected operating expenditures are consistent with the long term operating model of the Group, specifically R&D expense of approximately 25% (2011: 23%; 2010: 20%) of revenue and SG&A expense of around 12% (2011: 10%; 2010: 10%) of revenue. Approved forecasts assume the Group reaches these ratios over a period of a number of years. The actual operating costs for the group were 52% in 2012 (2011: 44%), with the full-year absorption of the Zoran cost base only partially offset by synergy savings achieved during the year. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the group, specifically using a weighted average cost of capital and estimating risk free rates based on US Treasury Bonds, using published equity betas for the group and making a reasonable estimate of the Equity Risk Premium. Management has concluded that it is appropriate to use a pre tax discount rate of 11.7%, which fully reflects the risk profile of the Group. In the prior period, management concluded that it was appropriate to use a different discount rate for the former CSR and the former Zoran businesses, reflecting their differing level of confidence that risk is fully incorporated into the forecast cash flows.

Within the former CSR business, as the forecast cash flows had been adjusted for the risks specific to each cash generating unit, with the discount rate reflecting the risk specific to the former CSR business as a whole, the pre-tax rate used to discount the forecast cash flows was 11%. Within the former Zoran business, management attached a greater degree of risk to the acquired cash generating units, the pre-tax rate used to discount the forecast cash flows was 13%. This has been calculated on a basis which is consistent with the assumptions used in valuing the acquired intangible assets, as outlined in note 39.

During 2012 management reviewed the long term growth rates in the markets in which the Group operates; as much of our business operates in Asian markets where growth rates are typically higher it was concluded that 3.5% was an appropriate terminal growth rate to use across the business (2011: 3.5%). While growth rates have fallen globally due to the macro economic situation, this rate is below the long term growth rate projected for our major markets.

The estimation methodology is the same for all cash generating units.

The Group has conducted sensitivity analysis on a variety of scenarios when completing the annual impairment review. The directors have concluded that there are no cash generating units where reasonably possible changes in assumptions would cause the carrying amount of goodwill to exceed value in use.

CSR plc Annual Report and Financial Statements 2012

Financial statements

17. Other Intangible Assets

	Internally Developed Technology $’000	Trade names $’000	Purchased Developed Technology $’000	Purchased in process research and development $’000	Customer contracts and relationships $’000	Software licences and intellectual property $’000	Assets in the course of construction $’000	Total $’000
Cost
At 31 December 2010	4,723	2,450	12,800	41,250	14,200	22,475	1,175	99,073
Additions	–	–	–	–	–	19,341	–	19,341
Disposals	–	–	–	(13,400)	(2,000)	–	(87)	(15,487)
Transfers	–	–	–	–	–	782	(782)	–
Acquired with acquisition of subsidiary	–	3,060	51,380	9,240	35,077	493	26	99,276
At 30 December 2011	4,723	5,510	64,180	37,090	47,277	43,091	332	202,203
Additions	–	–	250	3,540	–	25,216	118	29,124
Disposals	–	–	–	–	–	(189)	–	(189)
Disposal of development operations	–	–	–	–	–	(2,700)	–	(2,700)
Transfers	–	–	–	–	–	160	(160)	–
At 28 December 2012	4,723	5,510	64,430	40,630	47,277	65,578	290	228,438
Amortisation
At 31 December 2010	1,568	1,770	6,047	33,587	6,804	13,227	–	63,003
Charge for the year	1,526	805	6,383	6,501	4,994	6,144	–	26,353
Impairment loss	–	–	–	500	–	–	–	500
Disposals	–	–	–	(13,400)	(2,000)	–	–	(15,400)
At 30 December 2011	3,094	2,575	12,430	27,188	9,798	19,371	–	74,456
Charge for the year	1,392	802	10,195	3,855	7,879	6,362	–	30,485
Impairment loss	–	–	–	–	–	2,300	–	2,300
Disposals	–	–	–	–	–	(189)	–	(189)
Disposal of development operations (1)	–	–	–	713	–	–	–	713
Transfers	237	–	–	–	–	(237)	–	–
At 28 December 2012	4,723	3,377	22,625	31,756	17,677	27,607	–	107,765
Carrying amount
At 28 December 2012	–	2,133	41,805	8,874	29,600	37,971	290	120,673
At 30 December 2011	1,629	2,935	51,750	9,902	37,479	23,720	332	127,747
At 31 December 2010	3,155	680	6,753	7,663	7,396	9,248	1,175	36,070
Leased assets included above:
At 28 December 2012	–	–	–	–	–	1,099	–	1,099
At 30 December 2011	–	–	–	–	–	237	–	237

(1)	this relates to accelerated amortisation on assets as part of the disposal of development operations.

The impairment charge of $2.3 million (which is included within Integration and restructuring costs as disclosed in note 33) is in relation to certain CCL Licenses held by the Group. Following the disposal of development operations in handset connectivity and location, management reassessed the carrying value of it’s intangible assets associated with the Handsets business line, now within the Legacy Product Group. It was identified that the carrying amount of these assets was no longer recoverable and the assets have been fully impaired accordingly.

In the first quarter of 2012, the Group purchased capabilities in digital class D audio amplifier technology from Diodes Inc. An addition of $0.3m in Purchased Developed Technology and an addition of $2.5 million in Purchased in Process Research & Development was recognised as a consequence of this transaction.

The impairment charge of $0.5 million (this is included within Integration and restructuring in note 33), recognised in the 52 week period ended 30 December 2011, is in relation to intangibles acquired as part of the acquisition of Zoran Corporation. Following the public announcement of the discontinuation of the Group’s investment in both Digital TV and silicon tuners, management reassessed the valuation of the intangible assets associated with the Legacy Product Group. It had been identified that the carrying amount of certain of these assets was not fully recoverable and accordingly an impairment charge had been recognised in the prior period.

In the first quarter of 2011, along with other wireless semiconductor companies, CSR negotiated a confidential settlement agreement with Wi-LAN to dismiss all litigation against CSR and its customers and obtain a multi-year licensing arrangement with respect to Wi-LAN’s wireless patent portfolio, resulting in an increase in software licences and purchased intellectual property during the prior period.

At 28 December 2012, the Group had entered into contractual commitments for the acquisition of other intangible assets amounting to $nil (2011: $nil).

www.csr.com	106	107

Financial statements

Notes to the consolidated financial statements continued

18. Property, Plant and Equipment

	Test equipment $’000	Leasehold improvements $’000	Furniture and fittings $’000	Computer equipment $’000	Office equipment $’000	Total $’000
Cost
At 31 December 2010	85,295	9,660	4,049	25,352	3,783	128,139
Additions	8,636	2,218	539	3,147	399	14,939
Disposals	(403)	(1,128)	(152)	(3,262)	(67)	(5,012)
Acquired with acquisition of subsidiary	6,362	1,075	620	4,335	59	12,451
At 30 December 2011	99,890	11,825	5,056	29,572	4,174	150,517
Additions	6,355	1,534	707	2,737	686	12,019
Disposals	(861)	(1,749)	(2,249)	(2,059)	(324)	(7,242)
Disposal of development operations	(9,574)	(52)	(429)	(618)	(32)	(10,705)
At 28 December 2012	95,810	11,558	3,085	29,632	4,504	144,589
Depreciation
At 31 December 2010	66,475	6,618	2,950	21,638	2,104	99,785
Charge for the year	11,106	1,977	670	3,994	624	18,371
Impairment loss	1,253	7	6	510	–	1,776
Disposals	(371)	(327)	(126)	(3,025)	(86)	(3,935)
At 30 December 2011	78,463	8,275	3,500	23,117	2,642	115,997
Charge for the year	10,168	2,237	426	2,710	630	16,171
Disposals	(796)	(1,471)	(1,779)	(2,043)	(237)	(6,326)
Disposal of development operations	(6,620)	(9)	(387)	(586)	–	(7,602)
At 28 December 2012	81,215	9,032	1,760	23,198	3,035	118,240
Carrying amount
At 28 December 2012	14,595	2,526	1,325	6,434	1,469	26,349
At 30 December 2011	21,427	3,550	1,556	6,455	1,532	34,520
At 31 December 2010	18,820	3,042	1,099	3,714	1,679	28,354
Leased assets included above:
Carrying amount
At 28 December 2012	–	–	–	–	127	127
At 30 December 2011	–	–	–	–	238	238

The impairment charge of $1.8 million recorded within the prior year comparatives (which is part of the Integration and Restructuring expense discussed in note 33) is in relation to items of property plant and equipment associated with the Legacy Product Group. As a consequence of the decision to discontinue the investment in both Digital TV and silicon tuners, these items were no longer required and accordingly an impairment charge was recognised in the prior period.

At 28 December 2012, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $930,000 (30 December 2011: $1,030,000).

19. Investments

Available for sale investments carried at fair value	28 December 2012 $’000	30 December 2011 $’000
Shares in unquoted equity securities	3,719	3,610

20. Long-term assets

28 December 2012 $’000	30 December 2011 $’000
31,000	–

As part of the disposal of development operations in handset connectivity and location, $31 million of the cash consideration was not received directly into CSR, but was placed by Samsung into an escrow account for use against future potential warranty claims from third parties. CSR has full rights over this cash, which will revert to CSR if unused after 36 months.

The escrow account will be closed in October 2015, which is 36 months after the disposal of the development operations in handset connectivity and location, unless there are open and unsettled claims, in which case funds will be retained within the escrow account to settle these. Any new claims arising after 36 months will be settled by Samsung, with no further liability to the Group. There were no claims, either filed or outstanding, at the Balance Sheet date.

The Group has rights over any interest arising on the balance in escrow account and hence there is no requirement to discount the long term asset.

CSR plc Annual Report and Financial Statements 2012

Financial statements

The amounts held in escrow have been included as a component of the consideration for the disposal of development operations in handset connectivity and location, see note 38.

21. Inventories

	28 December 2012 $’000	30 December 2011 $’000
Raw materials	25,973	36,631
Work in progress	23,016	22,576
Finished goods	38,861	61,140
	87,850	120,347

22. Other Financial Assets

Trade and other receivables	28 December 2012 $’000	30 December 2011 $’000
Amounts receivable for sale of goods and software	80,003	86,144
Amounts receivable for royalties	14,926	12,344
Total trade receivables	94,929	98,488
VAT	2,810	3,432
Other debtors	5,897	5,534
Prepayments and accrued income	14,070	16,343
	117,706	123,797

The average credit period taken on trade receivables is 39 days (30 December 2011: 40 days). A specific allowance has been made for estimated irrecoverable amounts within trade receivables of $449,000 (30 December 2011: $156,000). This allowance has been determined by reference to past default experience. An allowance for credit notes and price adjustments has also been made within trade receivables of $350,000 (30 December 2011: $400,000).

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	28 December 2012 $’000	30 December 2011 $’000
Total trade receivables	94,929	98,488
VAT and other debtors	8,707	8,966
Cash and cash equivalents	314,760	211,907
Treasury deposits and investments	18,491	65,938
Derivative financial instruments	2,702	148
	439,589	385,447

The maximum exposure to credit risk for total trade receivables at the reporting date by geographic region was:

	28 December 2012 $’000	30 December 2011 $’000
Europe	11,597	6,083
USA	11,202	9,079
Asia	70,177	78,149
Other	1,953	5,177
	94,929	98,488

The Group’s exposure to credit risk is spread over a number of counterparties and customers with limited concentrations.

www.csr.com	108	109

Financial statements

Notes to the consolidated financial statements continued

The Group’s largest customer accounts for $7.9 million of trade receivables at 28 December 2012 (30 December 2011: $8.7 million).

Impairment Losses

The aging of total trade receivables at the reporting date was:

	Gross 28 December 2012 $’000	Impairment 28 December 2012 $’000	Gross 30 December 2011 $’000	Impairment 30 December 2011 $’000
Not past due	91,839	(516)	89,082	(200)
Past due 1 – 30 days	2,969	(175)	8,051	(200)
Past due 31 – 60 days	432	–	1,199	–
Past due 61 – 90 days	160	(28)	248	–
Past due 91 – 120 days	9	–	85	–
More than 121 days past due	319	(80)	379	(156)
	95,728	(799)	99,044	(556)

The movement in the allowances in respect of trade receivables during the period was as follows:

	28 December 2012 $’000	30 December 2011 $’000
Balance at the beginning of the period	556	450
Utilised in the period	(2,852)	(1,366)
Additional provisions in the period	3,095	1,472
Balance at the end of the period	799	556

Included in the Group’s trade receivables balance are debtors with a carrying amount of $3.6 million (2011: $9.6 million) which are past due but for which the Group has not provided, as there has been no significant change in the credit quality of the receivables and the amounts are still considered recoverable. $2.8 million of the past due but not provided trade receivables were received within two weeks of the balance sheet date (2011: $6.8 million).

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due, other than for credit notes or price adjustments.

23. Derivative Financial Instruments

Currency Derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The instruments purchased are denominated in GBP.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts, designated in hedging relationships, that the Group has committed is as below:

	28 December 2012 $’000	30 December 2011 $’000
Forward foreign exchange contracts	100,641	107,631

These arrangements are designed to address significant exchange exposures for the next 12 months (2011: 15 months) and are renewed on a rolling basis to cover between 11 and 15 months forward.

At the balance sheet date, the fair value of the Group’s currency derivatives is shown below:

Derivatives that are designated and effective as hedging instruments carried at fair value

	28 December 2012 $’000	30 December 2011 $’000
Forward foreign exchange contracts
Assets	2,496	148
Liabilities	–	(1,550)
	2,496	(1,402)

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to a net asset of $2,496,000 (2011: net liability of $1,402,000) has been deferred in equity.

Net amounts of $49,000 (2011: $4,020,000; 2010: $1,231,000;) and $991,000 (2011: $165,000; 2010: $85,000;) respectively have been transferred to operating expenses in the income statement and fixed assets in respect of contracts maturing in the period.

CSR plc Annual Report and Financial Statements 2012

Financial statements

Financial assets/liabilities Carried at Fair Value Through Profit or Loss (FVTPL)

	28 December 2012 $’000	30 December 2011 $’000
Forward foreign exchange contracts	206	(35)

Further details of derivative financial instruments are given in note 36.

24. Deferred Tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the period and prior reporting period:

	Property, plant and equipment $’000	Share-based payment $’000	Intangibles $’000	Tax losses and R&D credits $’000	Hedging differences $’000	Other short- term temporary differences $’000	Total $’000
At 31 December 2010	903	1,764	(8,088)	33,230	(304)	611	28,116
Credit (charge) to income	8,229	(528)	5,990	52,403	–	25,393	91,487
(Charge) credit to equity	–	(645)	–	162	–	–	(483)
Credit to other comprehensive income	–	–	–	–	653	–	653
Acquisition of subsidiary	24	–	(28,506)	27,680	–	1,380	578
Effect of change in tax rate – equity	–	37	–	(114)	11	–	(66)
Effect of change in tax rate – income	(462)	30	702	(2,065)	–	(48)	(1,843)
At 30 December 2011	8,694	658	(29,902)	111,296	360	27,336	118,442
(Charge) credit to income	(264)	1,673	6,055	(34,918)	–	(4,916)	(32,370)
Credit to equity	–	573	–	436	–	–	1,009
(Charge) to other comprehensive income	–	–	–	–	(957)	–	(957)
Effect of change in tax rate – equity	–	(35)	–	–	30	–	(5)
Effect of change in tax rate – income	(683)	(155)	2,964	(5,591)	–	1,648	(1,817)
At 28 December 2012	7,747	2,714	(20,883)	71,223	(567)	24,068	84,302

Certain deferred tax assets and liabilities have been offset where they relate to the same taxation authority and net settlement and offset is permitted. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	28 December 2012 $’000	30 December 2011 $’000
Deferred tax assets	89,193	118,442
Deferred tax liabilities	(4,891)	–
	84,302	118,442

At the balance sheet date, the Group has unused tax losses of $539,850,605 (2011: $551,303,822) and unused tax credits of $33,945,792 (2011: $54,549,718) available for offset against future profits. A deferred tax asset has been recognised in respect of $220,215,473 (2011: $366,179,161) of the tax losses and $8,491,641 of tax credits (2011:$nil). No deferred tax asset has been recognised in respect of the remaining unused tax losses of $319,635,132 (2011: $185,124,661) and unused tax credits of $25,454,151 (2011: $54,549,718) due to either a history of tax losses or it is not considered probable that there will be sufficient future taxable profits to realise the benefit of deferred tax assets within certain subsidiary entities. Included in unrecognised tax losses and unrecognised tax credits are tax losses of $72,278,400 (2011: $21,179,182) and tax credits of $25,454,151 (2011: $54,549,718) that will expire in 5-19 years. Other losses may be carried forward indefinitely.

At the balance sheet date, no deferred tax liability has been recognised on temporary differences of $31,784,663 (2011: $31,955,166) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The temporary differences at 28 December 2012 represent only the unremitted earnings of those overseas subsidiaries where remittance to the UK of those earnings may still result in a tax liability, principally as a result of dividend withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

The recognition of the deferred tax asset is based on management’s assessment of historic profitability, forecasted operating results based upon approved business plans and a review of the tax planning opportunities. Based on this, management concluded that there is convincing evidence for the recognition of deferred tax assets in excess of the deferred tax liability by $21,318,597, in entities that have suffered a loss in the current or preceding periods.

www.csr.com	110	111

Financial statements

Notes to the consolidated financial statements continued

25. Obligations Under Finance Leases

	Minimum lease payments		Present value of minimum lease payments
	28 December 2012 $’000	30 December 2011 $’000	28 December 2012 $’000	30 December 2011 $’000
Amounts payable under finance leases:
Within one year	1,393	16	1,393	16
In the second to fifth years inclusive	170	143	170	143
	1,563	159	1,563	159
Less: future finance charges	–	–	–	–
Present value of lease	1,563	159	1,563	159
Less: Amount due for settlement within 12 months (shown under current liabilities)			(1,393)	(16)
Amount due for settlement after 12 months			170	143

It is the Group’s policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms. The average lease term is 3.0 years (2011: 3.0 years). Interest rates are fixed at the contract date; all of the agreements containing deferred payment terms are interest free. For the period ended 28 December 2012, the average effective borrowing rate was 0% (2011: 0%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations with a present value of $1,226,000 (2011: $123,000) are denominated in Sterling. All other obligations are denominated in either Japanese Yen or US Dollars.

The Group’s obligations under finance leases are secured by the lessors’ right over the leased assets.

26. Other Financial Liabilities

Trade and Other Payables

	28 December 2012 $’000	30 December 2011 $’000
Trade creditors	65,911	74,023
Other taxation and social security	7,007	2,489
Other payables	1,693	937
Inventory accruals	12,948	9,036
Other accruals and deferred income	176,064	143,726
	263,623	230,211

Analysed as:	28 December 2012 $‘000	30 December 2011 $‘000
Amounts due for settlement within 12 months (shown under current liabilities)	227,777	180,621
Amounts due for settlement after 12 months	35,846	49,590
	263,623	230,211

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 44 days (2011: 48 days).

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

For most suppliers, no interest is charged on trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time-frame.

CSR plc Annual Report and Financial Statements 2012

Financial statements

27. Provisions

	Onerous lease provision $’000	Returns and warranty provision $’000	Litigation provision $’000	Restructuring provision $’000	Total $’000
At 31 December 2010	3,090	3,995	–	–	7,085
Additional provision in the period	72	3,219	–	21,683	24,974
Unwinding of discount	252	–	–	–	252
On acquisition of subsidiary	1,337	–	11,986	10,951	24,274
Utilised in period	(1,533)	(2,674)	(686)	(20,271)	(25,164)
At 30 December 2011	3,218	4,540	11,300	12,363	31,421
Additional provision in the period	3,656	3,552	8,000	1,876	17,084
Unwinding of discount	255	–	–	–	255
Released in the period	(1,103)	–	–	–	(1,103)
Utilised in period	(1,393)	(2,340)	(9,412)	(13,375)	(26,520)
At 28 December 2012	4,633	5,752	9,888	864	21,137

	28 December 2012 $’000	30 December 2011 $’000
Amounts included within current liabilities	16,742	29,495
Amounts included within non-current liabilities	4,395	1,926
	21,137	31,421

Onerous Lease Provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings. It is anticipated that the provisions will be used over the remaining lease terms. Discount rates have been applied with reference to the rates on government bonds, with maturities corresponding to the remaining lease terms, which prevail in the jurisdiction of the lease.

Returns and Warranty Provision

The Group provides for the anticipated costs associated with contractual liabilities under standard warranty terms. It is anticipated that the provision will be utilised within one year (see note 3).

Litigation Provision

Through the acquisition of Zoran Corporation, the group assumed the obligation to meet any liabilities that may arise as a consequence of continuing SEC investigations of former executives of Microtune Inc., a subsidiary undertaking. The investigations were still ongoing at the balance sheet date and it is uncertain when the provision will be utilised.

Restructuring Provision

A restructuring programme was implemented in the prior period, following the acquisition of Zoran Corporation. In December 2011, a decision was taken to discontinue investment in the digital television and silicon tuners business lines which had been acquired with Zoran and a further restructuring programme commenced.

As at 30 December 2011, approximately 30% of the 800 affected employees had left the Group’s employment and a further 20% left on 31 December 2011. The remainder of the affected employees had left the Group’s employment during the period ended 28 December 2012, however there are further anticipated costs that have yet to be utilised.

28. Called-up Share Capital

Company

Authorised Share Capital

	28 December 2012 £’000	30 December 2011 £’000
350,000,000 (30 December 2011: 350,000,000) Ordinary Shares of £0.001 each – equity	350	350
Allotted, Called-up and Fully Paid:

	28 December 2012 $’000	30 December 2011 $’000
181,896,339 (30 December 2011: 215,667,851) Ordinary Shares of £0.001 each – equity	317	372

Changes to Share Capital:

Equity Shares:

5,383,876 Ordinary Shares were issued from employee option exercises between 31 December 2011 and 28 December 2012. Consideration was $14,258,091 at a premium of $14,249,586.

9,925,000 ordinary shares were issued on 5 October 2012 and admitted to trading on the London Stock Exchange. These shares represented an equity investment on the part of Samsung, which was completed on the same date as the disposal of the Group’s handset connectivity and location development operations, also to Samsung. Consideration was $34,407,990 at a premium of $34,392,560.

On 30 November 2012, 49,080,388 ordinary shares (including ordinary shares represented by ADSs) were accepted for purchase by J.P.Morgan Cazenove. Under the terms of the tender offer, on 30 November 2012, CSR plc repurchased all 49,080,388 ordinary shares from J.P. Morgan Cazenove. CSR plc cancelled 49,080,388 ordinary shares on 30 November 2012. The consideration for the cancelled shares was $284,277,959 at a premium of $284,198,993.

www.csr.com	112	113

Financial statements

Notes to the consolidated financial statements continued

The Company has one class of ordinary shares which carries no right to fixed income.

The following options and share awards over Ordinary Shares of £0.001 have been granted and were outstanding at the end of the period:

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
25 November 2002 to 1 November 2003	7,000	1.01000	5 years
18 November 2003 to 2 February 2004	10,370	1.02500	5 years
26 February 2004	73,000	2.35000	3 years
26 February 2004	13,230	2.35000	3 years	[2]
26 February 2004	28,900	2.00000	3 years
26 February 2004	76,770	2.00000	3 years	[2]
30 September 2004	15,000	3.62500	3 years	[2]
05 May 2005	109,300	3.21000	3 years	[2]
05 May 2005	21,400	0.00100	3 years
05 May 2005	8,627	0.00100	3 years	[1]
01 March 2006	25,000	9.05000	3 years
25 May 2006	334,220	12.41000	5 years
25 May 2006	5,580	0.00100	3 years
02 August 2006	18,422	11.09670	5 years
15 November 2006	70,294	6.27000	5 years
28 February 2007	30,621	7.68000	5 years
09 May 2007	29,695	7.57000	5 years
05 June 2007	18,914	0.00100	3 years
01 August 2007	39,303	7.29000	5 years
14 November 2007	68,819	6.44500	5 years
05 March 2008	40,776	3.16000	5 years
11 June 2008	18,605	3.11000	3 years	[2]
11 June 2008	52,439	0.00100	3 years
11 June 2008	41,178	0.00100	2 years
04 November 2008	8,331	0.00100	2 years
04 November 2008	4,646	2.04500	3 years
26 June 2009	1,634,417	Various	Various
15 March 2010	596,690	0.00100	3 years	[2]
15 March 2010	474,733	4.84300	3 years	[1]
15 March 2010	352,842	0.00100	3 years
15 March 2010	17,643	4.84300	3 years
01 May 2010	18,959	3.91250	3 years	[3]
13 May 2010	8,000	0.00100	3 years	[2]
13 May 2010	9,200	0.00100	3 years
03 September 2010	65,757	2.99800	3 years	[2]
03 September 2010	50,299	0.00100	3 years
03 September 2010	60,750	0.00100	3 years	[2]
15 March 2011	173,250	0.00100	2 years
15 March 2011	1,482,915	0.00100	3 years
15 March 2011	113,577	3.78500	3 years
1 May 2011	107,031	3.04800	3 years	[3]
31 August 2011	125,374	0.00100	Various
31 August 2011	1,224,424	0.00100	Various	[5]
31 August 2011	56,537	Various	Various
31 August 2011	7,891,456	Various	Various
6 September 2011	178,468	0.00100	2 years
6 September 2011	129,345	2.14000	3 years
6 September 2011	1,759,105	2.14000	3 years	[4]
16 December 2011	242,651	0.00100	2 years
16 December 2011	643,429	1.90700	3 years
21 March 2012	2,148,641	0.00100	3 years
21 March 2012	1,896,477	2.47500	3 years	[4]
21 March 2012	99,626	0.00100	Various	[1]

CSR plc Annual Report and Financial Statements 2012

Financial statements

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
21 March 2012	45,101	2.47500	3 years
21 March 2012	245,462	0.00100	3 years	[6]
29 March 2012	11,275	0.00100	3 years
1 May 2012	902,011	2.00800	3 years
21 August 2012	165,674	0.00100	2 years
21 August 2012	103,406	3.26000	3 years
21 August 2012	103,840	0.00100	Various
25 October 2012	1,430,429	0.00100	Various
25 October 2012	66,253	0.00100	2 years
25 October 2012	34,604	3.36500	3 years
	25,840,091

[1]	These options or awards have vesting conditions based on the Company’s performance against comparator companies based on TSR rankings over the vesting period.
[2]	These options or awards have vesting conditions based on EPS growth over the vesting period.
[3]	These options have been issued as part of the Company’s SAYE scheme.
[4]	These options have vesting conditions based on the growth of the Company’s share price over the vesting period.
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

[6]	These awards have been issued as part of the Company’s Executive Incentive Plan.

Exercise period: Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within 6 months of the vesting date.

www.csr.com	114	115

Financial statements

Notes to the consolidated financial statements continued

29. Reserves

	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Treasury shares $’000	Retained earnings $’000	Total $’000
At 31 December 2010	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,242
Share issues (net of share issue costs)	104,847	–	–	–	–	–	–	–	–	104,847
Shares issued from Employee Benefit Trust Reserve	–	–	–	5,093	–	–	–	–	(4,134)	959
Credit to equity for equity-settled share-based payments	–	–	–	–	–	13,583	–	–	–	13,583
Credit to equity for equity-settled share-based payments arising on acquisition	–	–	–	–	–	16,576	–	–	–	16,576
Purchase of Treasury Shares	–	–	–	–	–	–	–	(47,173)	–	(47,173)
Effective rate adjustment	–	–	–	–	–	–	(66)	–	–	(66)
Deferred tax on share-based payment transactions	–	–	–	–	–	–	(645)	–	–	(645)
Gain on cash flow hedges	–	–	–	–	1,661	–	–	–	–	1,661
Deferred tax on hedging reserve	–	–	–	–	–	–	653	–	–	653
Transferred to income statement in respect of cash flow hedges	–	–	–	–	(4,184)	–	–	–	–	(4,184)
Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	(162)	–	–	(162)
Credit to equity on recognition of losses	–	–	–	–	–	–	162	–	–	162
Actuarial losses on defined benefit pension deficit	–	–	–	–	–	–	–	–	(435)	(435)
Profit for the period	–	–	–	–	–	–	–	–	33,866	33,866
Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	(16,349)	(16,349)
At 30 December 2011	473,462	950	61,574	(33,971)	(1,400)	88,197	41,583	(84,660)	331,800	877,535
Share issues (net of share issue costs)	48,642	–	–	–	–	–	–	–	–	48,642
Repurchase and cancellation of ordinary shares under tender offer (net of costs)	–	79	–	–	–	–	–	–	(284,278)	(284,199)
Share issue costs	1,550	–	–	–	–	–	–	–	(1,839)	(289)
Shares issued from Employee Benefit Trust Reserve	–	–	–	14,808	–	–	–	–	(13,158)	1,650
Shares issued from Treasury	–	–	–	–	–	–	–	7,203	(3,268)	3,935
Purchase of Treasury Shares	–	–	–	–	–	–	–	(9,472)	–	(9,472)
Credit to equity for equity-settled share-based payments	–	–	–	–	–	24,480	–	–	–	24,480
Gain on cash flow hedges	–	–	–	–	4,935	–	–	–	–	4,935
Deferred tax on hedging reserve	–	–	–	–	–	–	(957)	–	–	(957)
Transferred to income statement in respect of cash flow hedges	–	–	–	–	(1,040)	–	–	–	–	(1,040)
Effective rate adjustment	–	–	–	–	–	–	(5)	–	–	(5)
Credit to equity on recognition of losses	–	–	–	–	–	–	436	–	–	436
Deferred tax on share-based payment transactions	–	–	–	–	–	–	573	–	–	573
Actuarial losses on defined benefit pension deficit	–	–	–	–	–	–	–	–	(919)	(919)
Scheme assets above the threshold	–	–	–	–	–	–	–	–	(656)	(656)
Profit for the period	–	–	–	–	–	–	–	–	51,233	51,233
Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	(21,265)	(21,265)
At 28 December 2012	523,654	1,029	61,574	(19,163)	2,495	112,677	41,630	(86,929)	57,650	694,617

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

1,556,014 ordinary shares were issued from the Employee Benefit Trust in 2012 to satisfy employee option exercises (2011: 729,031 ordinary shares).

The shares acquired by the Trust do not represent treasury shares for the purposes of the Companies Act and therefore remain as issued share capital.

For accounting purposes, the treatment of the shares acquired by the Trust is different. In preparing the consolidated Group accounts, the shares held by the Trust are treated as a deduction in shareholders’ equity.

At 28 December 2012, the Group had purchased 17,391,884 shares which are held in Treasury at a cost of $94.1 million.

1,336,885 ordinary shares were issued from Treasury in 2012 to satisfy employee option exercises (2011: nil).

CSR plc Annual Report and Financial Statements 2012

Financial statements

30. Notes to Cash Flow Statement

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Net profit for the period	51,233	33,866	16,626
Adjustments for:
Investment income	(1,161)	(1,627)	(812)
Finance costs	7,106	5,046	904
Other gains and losses	(14)	(320)	(640)
Income tax charge (credit)	50,749	(85,330)	(22,331)
Operating profit (loss)	107,913	(48,365)	(6,253)
Depreciation of property, plant and equipment	16,171	18,371	20,091
Amortisation of intangible assets	30,485	26,352	18,054
Loss on disposal of property, plant and equipment	916	62	279
Loss on disposal of intangible assets	–	24	135
Share related charges	24,480	13,583	9,592
Impairment of assets	2,300	2,276	–
De-recognition of contingent consideration	–	(1,620)	–
Profit on disposal of development operations	(127,178)	–	–
(Decrease) increase in provisions	(13,284)	(342)	2,227
Operating cash flows before movements in working capital	41,803	10,341	44,125
Decrease (increase) in inventories	32,497	27,788	(12,961)
Decrease (increase) in receivables	6,635	27,322	(6,678)
(Decrease) increase in payables	(2,998)	(49,298)	46,093
Cash generated by operations	77,937	16,153	70,579
Foreign taxes paid	(5,645)	(3,063)	(1,127)
Corporation taxes received	4,733	–	8,691
Grant income received	–	–	131
Interest paid	(3,097)	(450)	(662)
R&D tax credit received	–	–	295
Net cash from operating activities	73,928	12,640	77,907

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with an original maturity of three months or less.

The acquisition of Zoran Corporation in the 52 weeks ended 30 December 2011 (see note 39) was a significant non cash transaction in the period as the consideration for the transaction was partly satisfied through the issuance of additional shares.

31. Contingent Liabilities

Intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

The Company and its subsidiaries are currently involved in a number of legal proceedings as disclosed below. Other than these the Company and its subsidiaries are not involved in any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial statements. Further, other than as disclosed below, due to inherent uncertainties, no accurate qualification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

As of 19 October 2012, all lawsuits involving Bandspeed have been settled in their entirety as to CSR, including with respect to customers’ use of CSR products.

After the year end, on 31 December 2012, the Group signed a full and final settlement in respect of litigation with MOSAID Technologies Incorporated. The $7.5 million cost of this settlement was included within accruals in the financial statements and was fully paid in January 2013.

In 2011 Freescale Semiconductor, Inc. filed three investigations in the International Trade Commission in which it named Zoran or its customers as respondents, Inv. No. 337-TA-709, Inv. No. 337-TA-786 and Inv. No. 337-TA-822. In each ITC investigation, Freescale accused Zoran’s products of infringing US Patent No. 5,467,455. This patent expires on 3 November 2013.

Freescale failed to prevail in each of the three investigations and the ITC did not find any violation of the relevant statute, Section 337 of the Tariff Act of 1930.

As parallel proceedings to its three ITC investigations, Freescale filed three district court cases of which one remains in the US District Court for the Western District of Texas (“Western District of Texas I”) and involves US Patent No. 5,467,455.

www.csr.com	116	117

Financial statements

Notes to the consolidated financial statements continued

On 10 July 2012, Freescale filed an amended complaint against CSR in the US District Court for the Western District of Texas (Case No. 1:12-CV-604; “Western District of Texas II”), alleging infringement of four US patents. Western District of Texas I has been consolidated with Western District of Texas II and a trial date has not been scheduled.

On 21 May 2012, CSR filed a patent infringement complaint against Freescale in the US District Court for the Northern District of California (Case No. 12-CV-02619). CSR is asserting four US patents against Freescale in this case. A trial date has not been scheduled.

On 12 September 2012, Freescale filed a complaint against CSR in New York state court requesting a declaratory judgment disputing the termination of a decade old license agreement. Trial has not been set.

A number of patent portfolio non-practising entities have filed patent infringement cases against CSR and/or Zoran. These cases are in various stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the US District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the US District Court for Delaware) – and the scheduled trial dates are as follows: Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial scheduled for Q1 2015).

No provision has been recorded for any of the cases above as cash outflow has not been deemed probable at the balance sheet date.

32. Operating Lease Arrangements

The group as a lessee

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Minimum lease payments under operating leases recognised in the income statement for the year	32,803	27,219	23,591

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	28 December 2012 $’000	30 December 2011 $’000	31 December 2010 $’000
Within one year	29,412	33,352	24,483
In the second to fifth years inclusive	38,269	69,639	31,852
After five years	5,723	6,729	4,713
	73,404	109,720	61,048

Operating lease payments represent rentals payable by the Group for certain of its office properties, office equipment and software licences. Leases are negotiated for an average term of 3.68 years (2011: 3.35 years, 2010: 3.35 years) and rentals are fixed for an average of 3.20 years (2011: 2.85 years, 2010: 3.11 years).

The group as a lessor

Certain of the group’s office properties under operating lease have been sub-let to third party tenants. Rental income has been recognised from these sub-leases in the income statement as follows:

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Lease income from operating leases recognised in the income statement for the year	1,099	796	208

At the balance sheet date, the group had contracted with tenants for the following future minimum lease payments:

	28 December 2012 $’000	30 December 2011 $’000	31 December 2010 $’000
In the second to fifth years inclusive	3,560	1,495	471
	5,572	2,367	642

33. Integration and Restructuring

During 2012 the Group continued with the restructuring programmes that were announced in 2011 following the Zoran acquisition and discontinued investment in DTV and silicon tuners. Integration and restructuring costs of approximately $25.2 million were incurred during the period ended 28 December 2012, of which the main components were severance charges, onerous leases, and consultancy and legal costs. Through this expenditure the Group continued to reduce its ongoing cost base through reducing headcount and office locations, optimising legal entity structures, aligning employee benefits across the group, and amalgamating CSR and Zoran processes and IT systems. An additional $2.3 million of restructuring charges was recorded as a result of the impairment of licences following the disposal of handset development operations to Samsung.

CSR plc Annual Report and Financial Statements 2012

Financial statements

In addition, the Group charged $12.4 million to the restructuring provisions set up in the prior year as the majority of employees affected by these programmes left the Group during the period ending 28 December 2012 (see note 27). A provision of $0.9 million remains and it is expected that this will be fully utilised by the end of 2013.

In 2011, a charge of $33.7 million was recorded in relation to integration and restructuring programmes. The main components were $21.7 million of severance costs, $9.6 million of consultancy and legal costs and $1.9 million of fixed asset impairments. At 30 December 2011 a provision of $12.4 million in respect of these severance payments was held (see note 27).

In 2010, a decision was taken to close the NordNav Technologies AB office in Sweden, which lead to approximately 10 employees leaving the Group. A charge of $1.1 million was recorded in relation to the closure, most of which related to severance costs. At 31 December 2010, $1.1 million was accrued and paid during 2011.

34. Share – Based Payments

Equity-settled share option schemes

CSR plc has grants and awards in the following Share Schemes which result in charges to the Consolidated Income Statement:

Global Share Option Scheme

The Company has a share option scheme for all employees of the Group, under which share options were issued prior to flotation in February 2004, at a price based on the most recent private funding round. These options had a vesting period of five years and if the options remain unexercised after a period of ten years from the date of grant, the options lapse. Options are forfeited if the employee leaves the Group before the options vest. No grants have been made under this scheme since flotation.

Company Share Option Plan (CSOP)

The Company introduced a new scheme at flotation called the CSR plc Share Option Plan. Options granted under this plan have a three year vesting period and lapse on the tenth anniversary of the grant date, unless otherwise indicated below. Options are generally forfeited on cessation of employment.

The following grants have been made under the scheme:

Flotation Grant

On the Company’s flotation in February 2004, the Company issued share options to all employees, at a price based on the share price on the day of flotation.

Performance Grants

On the Company’s flotation in February 2004, and in May 2005, May 2006, May 2007, June 2008 and certain other dates (relating to employees joining) the Company issued share options at a price based on the average share price over the preceding three days. For options granted between 2004 and 2008, vesting is dependent upon meeting certain EPS based performance conditions.

With the decision to extend the grant of share awards with accompanying performance conditions to other employees, the Committee had decided that for grants from 2009 onwards, the performance condition for vesting would be changed to Total Shareholder Return (TSR).

The vesting of the options is subject to the Group satisfying a performance condition based on the Total Shareholder Return of the Company’s shares when compared to a group of companies selected at the time an award is first granted. In order for the shares to vest, the Group must have met or exceeded certain TSR thresholds when compared with the TSR performance of the group of other companies.

For grants from 2011 onwards, the Committee decided that a new performance condition, Absolute Total Shareholder Return (ATSR), be introduced.

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

The Company has also issued starter grants to senior employees that vest after three years. 215,009 starter grants with these characteristics were issued in the current period (2011: 101,540 starter grants; 2010: no grants).

CSR Share Award Plan

In May 2005, the Company introduced the CSR plc Share Award Plan, which allows for options to be granted for exercise at a future date at a price equivalent to the nominal value of the Company’s shares of £0.001. The following awards have been made:

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

Performance Awards

The Company issues certain employees with rights to purchase shares at nominal value (£0.001) as a method of staff incentivisation. The vesting period of these share awards is three years. Grants between 2005 and 2008 were subject to i) the satisfaction of a TSR condition (relative to a comparator group of companies); and ii) an improvement in the underlying financial performance of the Group. These awards have all lapsed.

www.csr.com	118	119

Financial statements

Notes to the consolidated financial statements continued

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

Employee Stock Purchase Plan (ESPP) and Global Share Purchase Plan (GSPP)

The Company introduced the GSPP and amended and restated the ESPP in August 2012 following the approval of shareholders at the 2012 Annual General Meeting. These plans allow eligible employees to purchase shares in the Company at a 15% discount to the lower of the share prices on the first day of an offering period (typically a two year period) or at the end of a savings period (there are typically two one year savings period in each offering period). The purchase of shares is funded by payroll deductions made from net pay over a savings period. There is a limit on the aggregate payroll deductions per participant per savings period of $15,000.

Executive Incentive Plan (EIP)

The Company introduced this plan for its executive directors and senior management team following the approval of shareholders at the General Meeting in August 2011. The plan has two elements, element A and element B, both of which have a maximum payout of 125% of the participant’s salary. The percentage of the payout is determined according to the Group’s satisfaction of certain performance conditions and the participant achieving certain objectives. Element A is settled in cash or shares (executive directors are required to take payment in shares until they have satisfied their minimum shareholding requirement) and is paid annually. Element B is settled in shares following the end of the third year of the plan. A maximum forfeiture of 50% will be applied in each of the second and third plan years if the Group does not meet certain performance conditions. The share price at which shares are paid out at is the 30 day average share price for the period finishing on the end of the plan year. This scheme vests over a period of 39 months.

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

	28 December 2012		30 December 2011		31 December 2010
	Number of share options	Weighted average exercise price (£)	Number of share options	Weighted average exercise price (£)	Number of share options	Weighted average exercise price (£)
Outstanding at beginning of period	35,809,423	3.12	13,562,737	4.09	16,256,257	4.57
Granted during the period	10,437,960	1.06	6,459,394	1.22	3,387,428	1.63
Replacement options granted to Zoran employees on acquisition	–	–	22,106,662	4.54	–	–
Forfeited during the period	(12,130,517)	2.40	(4,650,904)	2.53	(3,145,074)	5.35
Exercised during the period	(8,276,775)	1.87	(1,668,466)	0.61	(2,935,874)	1.20
Outstanding at the end of the period	25,840,091	3.08	35,809,423	3.12	13,562,737	4.09
Exercisable at the end of the period	9,908,854	6.24	16,953,139	2.93	4,306,187	9.35

CSR plc Annual Report and Financial Statements 2012

Financial statements

The weighted average share price at the date of exercise for share options exercised during the period was £2.89 (2011: £3.34; 2010: £4.08).

The options outstanding at 28 December 2012 had a weighted average remaining contractual life of 5 years (2011: 6 years; 2010: 7 years).

In 2012, options were granted on 21 and 29 March, 1 May, 21 August and 25 October. The aggregate estimated fair value of the options granted on those dates is $23,550,315. The weighted average fair value of these options is $2.62. In 2011, options were granted on 15 March, 1 May and 6 September. The aggregate estimated fair value of the options granted on those dates is $19,355,000. The weighted average fair value of these options is $2.99. In 2010, options were granted on 15 March, 1 May, 13 May, 11 June and 3 September. The aggregate estimated fair value of the options granted on those dates is $9,012,000. The weighted average fair value of these options is $4.72.

The fair values of the share option and share award grants were based on the following inputs:

SAYE Schemes

The inputs to the Black-Scholes model are as follows:

	52 weeks ended 28 December 2012	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010
Weighted average share price (£)	2.23	3.74	4.30
Weighted average exercise price (£)	2.01	3.05	3.91
Expected volatility	45%	52%	57%
Expected life	3 years	3 years	3 years
Risk free rate	2.28%	2.56%	2.80%
Expected dividends	3%	2%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a three year period, equivalent to the vesting period of the options. The expected life used in the model has been adjusted based on management’s best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows:

	52 weeks ended 28 December 2012	52 weeks ended 30 December 2011	52 weeks ended 31 December 2010
Weighted average share price (£)	2.46 – 3.36	2.12 – 3.77	2.98 – 4.65
Weighted average exercise price (£)	2.48 – 3.37	2.14 – 3.76	2.99 – 4.84
Expected volatility	44% – 45%	40% – 53%	57%
Expected life	3 years	3 years	3–4 years
Risk free rate	2.13% – 2.38%	2.47% – 2.70%	2.30% – 2.95%
Expected dividends	1.9% – 2.6%	2% – 2.8%	0%

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

For options issued in 2009 and 2010, the fair value was based upon Monte-Carlo simulation of the performance of the 37 comparator companies included in the TSR conditions of the award. The Monte Carlo simulation incorporates a range of other assumptions based on the TSR comparator companies; those assumptions given above relate to the Group. For options issued in 2011 and 2012, the fair value was based upon the Monte-Carlo simulation of the performance of the Company’s share price against the ATSR conditions specified in the award, using the assumptions included above.

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

For awards issued from 2009 onwards, the fair value was based on the share price on the date of grant as the performance conditions were market based.

ESPP scheme

The fair value of the ESPP is based on the maximum cash value that each participant is eligible to accrue under the scheme rules.

Share Option Charges

The Group recognised total expenses of $24,480,000 (2011: $13,583,000; 2010: $9,592,000;) related to equity- settled share-based payment transactions.

www.csr.com	120	121

Financial statements

Notes to the consolidated financial statements continued

Cash-settled share-based payments

The Group issues to certain employees cash-settled share awards that require the Group to pay the value of the share awards to the employee on the date of the exercise after a specified vesting period. The Group has recorded a liability of $1,502,000 in 2012 (2011: $371,000, 2010: $47,000). Fair value of the awards is determined using the market value of the awards at the balance sheet date. The Group recorded a total expense of $1,185,000 in 2012 (2011: $335,000, 2010: $47,000l).

35. Retirement Benefit Obligations

a) Defined contribution schemes

The Group operates a defined contribution retirement benefit scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

The total cost recorded in the income statement of $8,109,000 (2011: $7,304,000; 2010: $7,231,000) represents contributions payable to this scheme by the Group at rates specified in the rules of the plan. As at 28 December 2012, contributions of $nil (30 December 2011: $nil) due in respect of the current reporting period had not been paid over to the scheme.

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

The obligation for the company to make up the shortfall in severance payments of this nature is restricted to employees who joined the Company prior to 2007. Though there is no obligation for the Company to make severance payments for employees leaving voluntarily, the assets accumulated in the employee’s fund are returned to the employee when leaving the Company. Severance payments to employees who joined subsequent to 2007, have been accounted for as a defined contribution employment plan

The valuation of the deficit in the balance sheet is based on the most recent actuarial valuation of the Plan as updated to take account of the market value of the assets and the present value of the liabilities of the Plan at 28 December 2012. The financial assumptions used to calculate plan liabilities and plan assets under IAS 19 are:

	28 December 2012	30 December 2011
Salary increase (p.a.)	3.00%	3.00%
Discount rate (p.a.)	4.60%	5.00%
Expected return on assets (p.a.)	4.60%	5.00%
Inflation (p.a.)	2.75%	2.51%
Voluntary withdrawals (p.a.)	6.45%	6.45%
Involuntary withdrawals (p.a.)	1.05%	1.05%
Normal retirement age – Men	67 years	67 years
– Women	64 years	64 years

The discount rate and expected return on assets assumptions are based on 10 year Israeli government bond yields.

The analysis of movement in the deficit in the scheme for the year is:

$‘000
Deficit at 31 December 2010	–
Acquisition	81
Contributions paid	(491)
Benefits paid	(190)
Current service cost	282
Actuarial losses	435
Deficit at 30 December 2011	117
Expected return on plan assets net of interest cost	(34)
Contributions paid	(1,442)
Benefits paid	(936)
Current service cost	762
Assets above the threshold	656
Actuarial losses	919
Deficit at 28 December 2012	42

CSR plc Annual Report and Financial Statements 2012

Financial statements

The reconciliation of plan assets is as follows:
$‘000
Market value at 31 December 2010	–
Acquisition	13,437
Benefit payments	(839)
Company contributions	491
Expected return on assets	274
Actuarial losses	(1,016)
Market value at 30 December 2011	12,347
Benefit payments	(6,959)
Company contributions	1,442
Expected return on assets	493
Plan assets above surplus	(656)
Actuarial gains	2,341
Market value at 28 December 2012	9,008

The reconciliation of plan liabilities during the year is as follows:
$‘000
Plan liabilities at 31 December 2010	–
Acquisition	13,518
Current service cost	282
Interest cost	274
Benefits paid	(1,029)
Actuarial gains	(581)
Plan liabilities at 30 December 2011	12,464
Current service cost	762
Interest cost	459
Benefits paid	(7,895)
Actuarial losses	3,260
Plan liabilities at 28 December 2012	9,050

The expected return on the plan assets is evaluated in accordance with the type of investment fund held in the name of employees of the Group’s Israeli subsidiary (Zoran Microelectronics Limited), as opposed to the structure of assets held within the investment funds. This approach has been adopted in the absence of a central fund. An analysis demonstrating the fair value of the portfolio of investments in the name of employees is provided below:

	28 December 2012		30 December 2011
	$‘000%		$‘000%
Old Pension Plan	631	7	1,111	9
New Pension Plan	2,702	30	3,581	29
Provident Funds “Manager Insurance” before 2004	5,135	57	6,915	56
Provident Funds “Manager Insurance” after 2004	450	5	617	5
Provident Funds “Kuput Gemel”	90	1	123	1
	9,008	100	12,347	100

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is $1.8 million (2011:$2.1 million).

The following is analysis of the charges to profit or loss and other comprehensive income:

Income statement	28 December 2012 $‘000	30 December 2011 $‘000
Analysis of amounts chargeable to operating profit (loss):
Current service cost	(762)	(282)
Analysis of amounts (charged)/credited to other finance income and costs:
Interest on Plan liabilities	(459)	(274)
Expected return on assets in the Plan	493	274
Total chargeable to the income statement before deduction of tax	(728)	(282)
Analysis of amounts recognised in the consolidated statement of comprehensive income:
Actuarial losses	(919)	(435)
Pension scheme assets above the threshold	(656)	–
Total actuarial loss recognised in the consolidated statement of comprehensive income	(1,575)	(435)
Cumulative actuarial loss recognised in the consolidated statement of comprehensive income	(2,010)	(435)

www.csr.com	122	123

Financial statements

Notes to the consolidated financial statements continued

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

The Group has a total of $333.3 million of treasury deposits and cash and cash equivalents as at 28 December 2012 (30 December 2011: $277.8 million)

Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the financial statements

	28 December 2012 $’000	30 December 2011 $’000
Financial assets
Available for sale	3,719	3,610
Loans and receivables (including cash and cash equivalents and treasury deposits)	460,659	365,922
Derivative instruments in designated hedge accounting relationships	2,496	148
Fair value through profit and loss (FVTPL)	4,333	15,938
	471,207	385,618
Financial liabilities
Derivative instruments in designated hedge accounting relationships	–	(1,550)
Amortised cost	(209,695)	(212,183)
Fair value through profit and loss (FVTPL)	–	(35)
	(209,695)	(213,768)

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

The carrying amounts of the Group’s Sterling denominated monetary assets and liabilities at the reporting date are as follows:

	Liabilities		Assets
	28 December 2012 £’000	30 December 2011 £’000	28 December 2012 £’000	30 December 2011 £’000
GBP sterling	(6,615)	(6,740)	1,799	5,675

CSR plc Annual Report and Financial Statements 2012

Financial statements

The following significant exchange rates applied during the period:

	Weighted average forward contract rate (contracts maturing in the period)		Period end spot rate
	28 December 2012 $’000	30 December 2011 $’000	28 December 2012 $’000	30 December 2011 $’000
GBP: USD	1.5731	1.5428	1.6157	1.5535

Foreign Currency Sensitivity Analysis

A 10 percent strengthening of the US dollar against GBP sterling would have decreased equity and profit or increased equity and profit by the amounts shown below as at the reporting date shown. In management’s opinion, this is a reasonably possible change given current market conditions.

This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for 2011.

28 December 2012	Equity $’000	Profit or (loss) $’000
GBP	(6,881)	(316)

30 December 2011	Equity $’000	Profit or (loss) $’000
GBP	(7,834)	2,693

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

Forward Foreign Exchange Contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

Cash flow hedges	Carrying amount	Expected cash flows	3 months or less	3-6 months	6-12 months	More than one year
28 December 2012
Forward foreign exchange contracts $’000	–	64,000	15,500	15,000	33,500	–
Forward foreign exchange contracts £’000	–	100,641	24,107	23,490	53,044	–
Fair value $’000	2,702	–	926	732	1,044	–
Average exchange rate	–	1.5725	1.5553	1.566	1.5834	–
30 December 2011
Forward foreign exchange contracts $’000	–	107,631	24,049	24,708	48,831	10,043
Forward foreign exchange contracts £’000	–	68,500	15,500	15,500	31,000	6,500
Fair value $’000	(1,437)	–	20	(683)	(795)	21
Average exchange rate	–	1.5741	1.5521	1.5935	1.5753	1.5450

The Directors consider the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss.

Interest Rate Risk Management

The Group has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 0.27% (52 weeks ended 30 December 2011: 0.16%; 52 weeks ended 31 December 2010 : 0.22%).

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

For cash and cash equivalents and treasury deposits, the Company only transacts with entities that are equivalent to investment grade and above.

Disclosures related to the credit risk associated with trade receivables are in note 22.

www.csr.com	124	125

Financial statements

Notes to the consolidated financial statements continued

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

28 December 2012	Weighted average effective interest rate %	Less than one month $’000	1-2 months $’000	2-3 months $’000	3-6 months $’000	More than 6 months $’000	Total $’000
Obligations under finance leases	–	–	340	167	–	1,056	1,563
Litigation accrual (undiscounted)	–	3,125	–	—	3,125	34,375	40,625
Other payables	–	1,762	–	4,766	775	14,463	21,766
Onerous lease provision (undiscounted)	–	87	83	105	282	5,103	5,660
		4,974	423	5,038	4,182	54,997	69,614

30 December 2011	Weighted average effective interest rate %	Less than one month $’000	1-2 months $’000	2-3 months $’000	3-6 months $’000	More than 6 months $’000	Total $’000
Obligations under finance leases	–	–	–	–	–	159	159
Litigation accrual (undiscounted)	–	3,125	–	–	3,125	46,875	53,125
Other payables	–	2,080	–	2,319	775	16,969	22,143
Onerous lease provision (undiscounted)	–	10	10	10	29	3,385	3,444
		5,215	10	2,329	3,929	67,388	78,871

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

28 December 2012	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1) $’000	(Level 2) $’000	(Level 3) $’000	Total $’000
Financial assets at FVTPL
United States government fixed income debt securities (1)	4,127	–	–	4,127
Derivative instruments in designated hedge accounting relationships	–	2,496	–	2,496
Fair value through profit and loss (FVTPL)	–	206	–	206
Available for sale financial assets
Shares in unquoted equity securities	–	–	3,719	3,719

CSR plc Annual Report and Financial Statements 2012

Financial statements

30 December 2011	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1) $’000	(Level 2) $’000	(Level 3) $’000	Total $’000
Financial assets at FVTPL
United States government fixed income debt securities (1)	15,938	–	–	15,938
Derivative instruments in designated hedge accounting relationships	–	148	–	148
Available for sale financial assets
Shares in unquoted equity securities	–	–	3,610	3,610
Financial liabilities at FVTPL
Derivative instruments in designated hedge accounting relationships	–	(1,550)	–	(1,550)
Fair value through profit and loss (FVTPL)	–	(35)	–	(35)

(1)	Included within Treasury deposits within the consolidated balance sheet.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing investments by oversight involvement in the investees and due to the recent nature of the purchase, by either the Group or other equity holders of the investees.

Reconciliation of Level 3 fair value measurements of financial assets:

Available for sale Unquoted equities $’000
Balance at 31 December 2010	1,000
Total gains and losses:
Purchases	2,610
Balance at 30 December 2011	3,610
Total gains and losses:
Purchases	109
Balance at 28 December 2012	3,719

37. Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000	52 weeks ended 31 December 2010 $’000
Short-term employee benefits	5,004	6,558	4,582
Post-employment benefits	173	182	228
Share-based payment	3,721	765	1,398
	8,898	7,505	6,208

During 2011, Joep van Beurden (CEO) was appointed Chairman of the Global Semiconductor Alliance (GSA). Prior to this, Joep had held the position of Vice Chairman of this organisation since 2009. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2012 (2011: $25,000), sponsorship fees of $22,100 (2011: $17,100) and conference fees of $2,985 (2011: $nil).

Prior to the acquisition of Zoran Corporation, Levy Gerzberg held an interest in Zoran common stock and in options to acquire Zoran common stock pursuant to option plans operated by Zoran and which were subsequently assumed by Zoran.

With effect from completion on 31 August 2011, these interests were converted into 120,737 shares and 1,015,318 options to acquire CSR ADSs.

Dividends totalling $143,287 (2011: $237,671) were paid in the year in respect of ordinary shares held by the Company’s directors.

38. Disposal of Development Operations

On 17 July 2012, the Group entered into a conditional binding agreement with Samsung, for the transfer of development operations in handset connectivity and location, including 311 people, together with certain rights over the Group’s technology in these areas. None of the revenues associated with the Group’s existing handset products were transferred as part of the transaction. This transaction was completed on 4 October 2012.

The Consideration is subject to adjustment by up to US$10 million in certain circumstances relating to the achievement of contractual milestones. At the balance sheet date the fair value of the probabilities of these possible circumstances and their outcomes were assessed and deemed to be less than $100,000.

The disposal was effected so that the Group could concentrate investment and resources on its five high growth markets of Voice & Music, Automotive Infotainment, Indoors Location, Imaging and Bluetooth Smart, accelerate its higher margin platform strategy and improve the Group’s overall market position.

www.csr.com	126	127

Financial statements

Notes to the consolidated financial statements continued

The net assets transferred on 4 October 2012 are as follows:

$’000
Attributable goodwill	151,477
Financial assets	2,877
Property, plant and equipment	3,103
Intangible assets	3,413
Financial liabilities	(1,713)
Net assets disposed	159,157
Additional liabilities recognised on disposal[1]	23,665
Gain on disposal of development operations in handset connectivity and handset location	127,178
Total consideration	310,000
Purchase price:
Cash and cash equivalents	272,900
Cash held in an escrow account	31,000
Witholding tax receivable	6,100
310,000
Net cash inflow arising on disposal:
Consideration received in cash and cash equivalents	272,900
Disposed cash and cash equivalents	(1,577)
Directly attributable costs	(13,122)
258,201

[1]

Additional liabilities recognised on disposal primarily consists of additional employee compensation, incurred in conjunction with the transfer of 311 employees to Samsung, and professional fees incurred for the Samsung Transaction

The gain on the disposal of these development operations in handset connectivity and location has been recognised within the Group’s operating profit for the period ended 28 December 2012.

As part of the transaction, the Group’s entire shareholding in Cambridge Silicon Radio Sarl was transferred to Samsung. The gain recognised on this disposal was $8.5 million and this was recognised within the Group’s operating profit, as part of the total gain on disposal of development operations in handset connectivity and location.

Prior to disposal the costs of these development operations have been disclosed in the Legacy operating segment.

39. Acquisition of Subsidiary

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

CSR plc Annual Report and Financial Statements 2012

Financial statements

The acquisition note is shown below:

Recognised amounts of assets acquired and liabilities assumed at fair value	$’000
Financial assets	271,287
Inventory	62,833
Property, plant and equipment	12,451
Intangible assets	99,276
Financial liabilities	(114,005)
Net assets acquired	331,842
Allocation to goodwill	108,703
Total consideration	440,545
Purchase price:
Cash	316,445
Fair value of shares issued	107,524
Fair value of share options exchanged	16,576
440,545
Net cash outflow arising on acquisition
Cash consideration	(316,445)
Cash and cash equivalents acquired	192,583
Directly attributable costs	(18,513)
(142,375)
Cash and cash equivalents acquired totalled $192.6 million. Treasury and investments of $30.6 million were also acquired, giving a total of $223.2 million of cash, cash equivalents, treasury deposits and investments acquired.

The goodwill arising on the acquisition is attributable to future income from new customer contracts, the acquired workforce and future technology that has yet to be designed or even conceived. It is not anticipated that any of the goodwill will be deductible for income tax purposes.

The gross value of financial assets acquired includes receivables with a fair value of $32.1 million and a gross contractual value of $32.1 million. The best estimate at the acquisition date of the contractual cash flows not to be collected is $0 million. The amount of goodwill recognised on acquisition was revised to $108.7m (30 December 2011: $108.1m), due to a change in the fair value of assets acquired, amounting to $0.6m identified during 2012. Prior period comparatives have not been restated because the amount is not material.

Attributable costs amount to $18.5 million and have been charged to SG&A and to the share premium account.

Zoran Corporation contributed $111.4 million to revenue and a profit of $20.3 million between the date of acquisition and 30 December 2011.

If the acquisition of Zoran Corporation had been completed on the first day of the accounting period, Group revenues for the 52 week period ended 30 December 2011 would have been $1,074.5 million and the Group loss would have been $50.0 million. This does not reflect any synergistic benefits of the acquisition for the period prior to the acquisition.

APT Licensing Limited

On 20 July 2010, CSR plc acquired 100% of the issued share capital of APT Licensing Limited (APT), a leading ultra-high quality codec developer, for a consideration of $3.9 million. The acquisition will enhance CSR’s technical capability in audio codecs and strengthen the Group’s presence in mobile and wireless audio streaming.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed	$’000
Financial assets	813
Property, plant and equipment	117
Intangible assets	2,500
Financial liabilities	(2,760)
670
Goodwill	3,200
Total consideration	3,870
Satisfied by:
Cash	2,330
Contingent consideration arrangement	1,540
Total consideration transferred	3,870
Net cash outflow arising on acquisition
Cash consideration	(2,330)
Cash and cash equivalents acquired	428
(1,902)

www.csr.com	128	129

Financial statements

Notes to the consolidated financial statements continued

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

The fair value of the contingent consideration arrangement of $1.54 million was estimated on the basis of a probability weighted forecast of the number of units of APT products to be sold in the earn-out period, discounted at 3.4%. This was not paid.

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

If the acquisition of APT Licensing Limited had been completed on the first day of the accounting period, Group revenues for the period ended 31 December 2010 would have been $801.0 million and Group profit would have been $15.3 million.

CSR plc Annual Report and Financial Statements 2012

Other information

Director’s report – other information

Five year summary

The following selected historical financial data should be read in conjunction with the “Business and Financial Review” and the consolidated financial statements and related notes included elsewhere in this Annual Report. The following selected historical financial data as of 28 December 2012 and 30 December 2011, and for the periods ended 28 December 2012, 30 December 2011, and 31 December 2010 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected historical financial data presented below as of 31 December 2010, 1 January 2010, and 1 January 2009 and for the periods ended 1 January 2010 and 2 January 2009, have been derived from the audited financial statements of the Group, which are not included herein. The selected historical financial data as of each date and for each period presented, are prepared and presented in accordance with IFRS. These historical results are not necessarily indicative of results to be expected in any future period.

	2012 $’000	2011 $’000	2010 $’000	2009 $’000	2008 $’000
Results
Revenue	1,025,356	845,190	800,608	601,399	694,865
Operating profit (loss)	107,913	(48,365)	(6,253)	(15,914)	(8,515)
Profit (loss) before tax	101,982	(51,464)	(5,705)	(14,242)	(6,451)
Taxation	(50,749)	85,330	22,331	2,933	(488)
Profit (loss) for the financial year	51,233	33,866	16,626	(11,309)	(6,939)
Assets employed
Total assets
Non-current assets	452,811	617,068	318,191	311,317	181,773
Net current assets	287,467	312,615	505,312	465,510	307,810
Non-current liabilities	(45,344)	(51,776)	(48,939)	(2,716)	(22,837)
Net assets	694,934	877,907	774,564	774,111	466,746
Authorised share capital (£’000)	350,000	350,000	350,000	350,000	185,000
Number of shares outstanding (number)	181,896,339	215,667,851	184,953,312	182,187,878	132,890,821
Key statistics	$	$	$	$	$
Earnings (loss) per share	0.26	0.19	0.09	(0.07)	(0.05)
Diluted earnings (loss) per share	0.25	0.19	0.09	(0.07)	(0.05)

www.csr.com	130	131

Director’s report – other information

Corporate and share information

History and development

CSR plc is the holding company of an international group of companies, the principal activities of which are the design and supply of integrated circuits (silicon chips) and multifunction platforms for a broad range of devices and applications that are used in a variety of electronic products, primarily for consumer markets. CSR is domiciled in England and Wales, and its registered office and principal place of business is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ. Its telephone number is +44 (0) 1223 692000.

CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge that transferred certain assets, including the assignment and license on a non-exclusive royalty free basis of intellectual property rights, to CSR in exchange for ordinary shares.

CSR plc (the holding company) was incorporated and registered in England and Wales on 26 March 2001 with the name Cambridge Silicon Radio Holdings Limited (registered number 04187346), as a private company limited by shares under the Companies Act 1985. On 10 July 2001, the company was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October 2002, it was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February 2004, it was re-registered as a public company limited by shares with the name CSR plc. CSR ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange in March 2004. CSR is a constituent of the FTSE 250 Index. In connection with the acquisition of Zoran Corporation in August 2011, ordinary shares issued by CSR in the form of American Depositary Shares (“ADSs”) were listed on the NASDAQ Global Select market.

Beginning in 2005, we have sought to broaden our technological base and product range through a series of acquisitions, as follows:

•	In March 2005, we acquired Clarity Technologies, Inc. for $17.1 million, in cash.

•

In August 2005, we acquired the software business of UbiNetics (VPT) Limited for $48 million in cash. (In May 2008, as a result of an operational strategy assessment, we decided to cease our ongoing investment in the UbiNetics protocol software development programme, which had been acquired with the software business of UbiNetics in August 2005.)

•

In January 2007, we acquired NordNav Technologies AB for an initial consideration of $40 million, in cash. In 2008, we paid a further consideration of $17.5 million in cash. Through this acquisition, we acquired early-stage GPS technology and intellectual property to develop a software-based GPS solution.

•

In January 2007, we also acquired Cambridge Positioning Systems Limited for $35 million in cash. Through this acquisition, we acquired specialised location system technology to address solutions when GPS signals may be unavailable (e.g. indoors).

•

In June 2009, we acquired SiRF Technology Holdings Inc, for a consideration of $281.5 million satisfied by the issue of shares in CSR plc to holders of SiRF common stock, as at 26 June 2009, at a ratio of 0.741 of a CSR ordinary share for each SiRF share of common stock. Through the merger, we acquired a leader in semiconductor-based GPS location platforms with strong hardware, software and system capabilities, as a further step towards building our position in multifunction platforms.

•

In July 2010, we acquired APT Licensing Limited, a leading ultra-high quality codec developer, for an initial consideration of $4.25 million. Through this acquisition, we acquired technical capability in audio codecs to further strengthen our presence in mobile and wireless audio streaming.

•

In August 2011, we acquired Zoran Corporation, a leading provider of digital solutions for the digital entertainment and digital imaging markets, for a consideration of $440.5 million, satisfied by: (i) the payment of $316.4 million in cash (being a payment of $6.26 in cash for each share of Zoran Corporation common stock held); and (ii) the issue of ordinary shares in CSR plc in the form of ADSs (each ADS representing four ordinary shares in CSR plc) at a ratio of 0.589 ordinary shares for each Zoran share of common stock, to holders of Zoran Corporation common stock, as at 31 August 2011. Through the acquisition, Zoran provided the enlarged CSR group with imaging and video capabilities to further strengthen CSR’s core business within its existing markets and to create new growth opportunities within global electronics markets such as internet-enabled, location-aware digital cameras, enhanced video and imaging, automotive infotainment platforms and peripherals.

•

In October 2012, we completed the transfer of our handset connectivity and handset location development operations and technology along with 311 people to Samsung Electronics Co. Ltd. for US$310 million in cash (the “Transaction”). The Consideration is subject to an adjustment in certain circumstances linked to progress with finalising development of CSR9800. The maximum adjustment is a $10 million increase or decrease. The Transaction accelerated the execution of the Company’s strategy of focusing on markets where it has leadership positions and the ability to deliver differentiated platforms and products through the application of its market-leading technologies and IP. In addition, on completion of the Transaction, Samsung Electronics Europe Holding Coöperatief U.A. invested US$34.4 million in return for new ordinary shares in the Company.

CSR plc Annual Report and Financial Statements 2012

Other information

•

Following completion of the Transaction, the Company initiated a tender offer pursuant to the terms set out in a circular posted to shareholders on 29 October 2012 (the “Tender Offer”). The Tender Offer closed on 29 November 2012 and was oversubscribed, with a total of 100,479,558 ordinary shares (including ordinary shares represented by ADSs) being properly tendered and not withdrawn by shareholders and ADS holders. US$285 million was returned to shareholders by the purchase of 49,080,388 ordinary shares at a price of 360 pence per ordinary share, effective 30 November 2012 applying a pro-ration of approximately 88.9% reflecting the oversubscription. The ordinary shares acquired by the Company were cancelled on 30 November 2012 and none of them were transferred to treasury. The revised issued share capital on the day of completing the Tender Offer was 165,411,588 ordinary shares, excluding treasury shares of 16,193,671 million ordinary shares at that date.

Sales and marketing

CSR’s sales and marketing function is centered in Cambridge, United Kingdom and Sunnyvale, United States with sales and liaison offices in Burlington and Plano, United States; Haifa, Israel; Hsinchu and Taipei, Taiwan; Seoul and Gumi, South Korea; Tokyo, Japan; Singapore; Beijing, Shanghai and Shenzhen, China.

CSR markets to OEMs and ODMs, principally through our direct sales force and, in North America, through sales representatives. CSR also markets its products through a global network of distributors.

CSR’s marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate its products. This support is generally provided without charge to customers who have the potential to purchase large volumes of products. An important part of CSR’s marketing effort involves providing technical support to product developers to encourage them to design products using CSR’s chips. For this purpose, CSR provides a range of development kits and tools. For a discussion of CSR’s revenue by product segment, see “Business and Financial Review – Financial Performance – Segmental Analysis” of this Annual Report. For a discussion of CSR’s revenues by geographic area, see “Business and Financial Review – Financial Performance – Geographical Analysis” of this Annual Report.

Manufacturing and assembly

CSR is a “fabless” semiconductor company, which means we subcontract all aspects associated with the manufacture and testing of our products prior to shipping to our customers. TSMC and ASE remain the primary vendors for wafer fabrication, test, assembly and packaging although we have enlarged our supplier base following the acquisitions of SiRF and Zoran. CSR sources the manufacture and test of our products from a number of locations across the world, comprising Taiwan, United States, South Korea, Malaysia and Singapore. We do not have long-term contracts with any of these third parties, and thus have no contractual assurance as to their long-term availability or the costs associated with the supply of products and services.

Through all our subcontractors, we work to ensure that the Group is able to maintain sufficient capacity to support the demand for our products. Such continuity of supply can be affected in the event of a loss of capacity at a supplier due to events affecting their business, or increased demand from our competitors which may mean we are unable to secure the volumes of products we require to meet customer demand. This is discussed in more detail on pages 40 and 49 in the section which explains risk factors which might affect our business.

Raw materials

CSR sources the manufacture of its silicon wafers, and sources the testing of wafers and packaging of its integrated circuits from various subcontractors named above, who have facilities spread across multiple locations, primarily in the Asia Pacific region. CSR also purchases memory and certain other passive components from other commodity suppliers. These are standard components capable of being obtained through alternative sources, subject to the conduct of a product qualification process prior to adoption into manufacturing. The prices of raw materials may be volatile.

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

Governmental regulation

For a discussion of the possible effects of governmental regulations on CSR’s business, please refer to the Risk Factors and to the discussion of international political and other risks on page 50.

Intellectual property

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of 28 December 2012, we had approximately 1550 patents granted worldwide (with expiration dates ranging from 2013 to 2031) and approximately 1000 pending patent applications. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provides significant competitive advantage. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe that the expiration or loss of a particular patent would materially harm our business.

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

www.csr.com	132	133

Corporate and share information continued

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 OWZ

Registered in England and Wales 4187346

www.csr.com

Advisors

Auditors	Deloitte LLP
Corporate brokers	JPMorgan Cazenove Limited
Solicitors	Slaughter and May
Bank	Lloyds TSB Bank plc
Share Information at 20 March 2013
Shares outstanding (including shares underlying the ADSs)	169,543,749
Trading Symbol (Ordinary Shares )	CSR.L
Country of Registration	England
Market	London Stock Exchange
SEDOL	3414738
Registrar	Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA
ADSs	evidenced by American Depositary Receipts, each ADS representing 4 ordinary shares of CSR
Trading Symbol (ADSs)	CSRE
Market	NASDAQ Global Select Market
Depositary	JPMorgan Chase Bank N.A., PO Box 64504, St. Paul, MN 55164-0504

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

Fees payable by ADS holders

Under the terms of the Deposit Agreement, an ADR holder may have to pay the following service fees to the Depositary:

Service	Fees
Issuances, including against the deposit of ordinary shares, in respect of distribution of shares, rights or other property, stock dividend, stock splits, rights, merger; exchange of securities or other transaction or event or other distribution affecting the ADSs or ordinary shares	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Surrender of ADSs for withdrawal of ordinary shares, cancellation or reduction of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Cash distributions	Up to US$0.05 per ADS
Transfer of ADRs	US$1.50 per ADR presented for transfer
Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Depositary administration services	Up to US$0.05 per ADS payable at the sole discretion of the Depositary by billing ADS holders or by deducting charges from one or more cash dividends or other cash distributions
Expenses of the Depositary incurred on behalf of ADS holders, including in connection with (a) compliance with applicable law or regulation (e.g., foreign exchange control regulations or any law or regulation relating to foreign investment), (b) stock transfer or other taxes and governmental charges, (c) electronic and facsimile transmission/delivery charges, (d) transfer or registration fees for the registration or transfers of underlying shares, and (e) the conversion of foreign currency into US dollars (which are paid out of such foreign currency)	Expenses payable at the sole discretion of the Depositary by billing ADS holders or by deducting charges from one or more cash dividends or other cash distributions

The Depositary has agreed to waive the issuance fee for the issuance of ADSs against the deposit of ordinary shares in connection with certain events and not to charge ADS holders for certain cash dividend fees or annual administrative service fees, unless otherwise agreed with CSR.

CSR plc Annual Report and Financial Statements 2012

Other information

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

During the first year period after the effective date of the Deposit Agreement, the Depositary has agreed to reimburse CSR up to $50,000 for certain expenses incurred by CSR in connection with the establishment of the ADS program. As of 28 December 2012, no fees or other payments were paid by the Depositary to CSR.

Capital structure

Holding	Number of Shareholders	% age of total shareholders
1 – 1,000	706	48.26
1,001 – 5,000	336	22.96
5,001 – 10,000	111	7.59
10,001 – 50,000	145	9.91
50,001 – 100,000	45	3.07
100,001 – 250,000	39	2.67
Over 250,000	81	5.54
Total	1,463	`100

Market prices

The primary trading market for CSR ordinary shares is the London Stock Exchange, where CSR ordinary shares trade under the ticker symbol “CSR.L”. As of 28 December 2012, there were 181,896,339 CSR ordinary shares outstanding, of which 16,054,999 shares were held in treasury.

The following table shows the high and low market prices for CSR ordinary shares in pounds sterling for the five most recent full financial years, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

Year	High	CSR Ordinary Shares (pence) Low
2012	365.60	187.80
2011	447.00	154.10
2010	505.00	280.90
2009	508.00	157.25
2008	600.00	150.25

Quarter	High	CSR Ordinary Shares (pence) Low
Fourth Quarter 2012	365.60	324.50
Third Quarter 2012	338.40	218.30
Second Quarter 2012	236.10	194.60
First Quarter 2012	275.00	187.80
Fourth Quarter 2011	204.20	154.10
Third Quarter 2011	321.60	208.00
Second Quarter 2011	391.40	302.00
First Quarter 2011	447.00	350.30

Month	High	CSR Ordinary Shares (pence) Low
February 2013[1]	389.80	364.00
January 2013	376.20	346.70
December 2012	343.20	332.00
November 2012	365.60	335.10
October 2012	352.90	324.50
September 2012	333.00	308.10
[1]	The information for February 2013 is as at 15 February 2013, the latest practicable date prior to the signing of this report.

From 31 August 2011, CSR ordinary shares have been listed on the NASDAQ Global Select Market in the form of ADSs, with each ADS representing four ordinary shares of CSR; the ticker symbol is “CSRE”.

www.csr.com	134	135

Corporate and share information continued

The following table shows the high and low market prices for CSR ADSs in US dollars for the full year 2012, for the portion of the 2011 financial year from the commencement of the listing, for the financial quarters since the listing (part of the Third Quarter 2011 and full quarters from the Fourth Quarter 2011 onwards) and for each month within the last six months:

Year	High	CSR ADSs (US $) Low
2012	23.10	11.51
2011	15.20	9.38

Quarter	High	CSR ADSs (US $) Low
Fourth Quarter 2012	23.10	20.74
Third Quarter 2012	21.15	13.56
Second Quarter 2012	15.13	12.02
First Quarter 2012	16.32	11.51
Fourth Quarter 2011	13.05	9.38
Third Quarter 2011	15.20	12.98

Month	High	CSR ADSs (US $) Low
February 2013[1]	24.26	22.87
January 2013	24.18	22.23
December 2012	22.14	21.32
November 2012	23.10	21.45
October 2012	22.76	20.74
September 2012	21.15	19.77
[1] The information for February 2013 is as at 15 February 2013, the latest practicable date prior to the signing of this report.

Share buy-back

During the period covered by this Annual Report, CSR undertook open-market purchases of its ordinary shares. The purchases, which are set forth in the table below, were instituted by the Board of CSR under authorities granted by shareholders at general meetings. This is explained in more detail on page 19 of the Business Review.

Issuer Purchases of Equity Securities Period	Start date	End date	Total Number of Shares Purchased	Average Price Paid per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs¹	Maximum Number (or Approximate Dollar Value) of Shares (or units) that May Yet be Purchased Under the Plans or Programs²
February 2012	24-Feb	28-Feb	585,000	249.84	585,000	–
March 2012	1-Mar	30-Mar	1,865,484	239.61	1,865,484	–

[1]   On 20 February 2012, CSR announced its intention to undertake open-market purchases of its ordinary shares up to US$50 million (the “2012 Share Buyback”), approximately US$9.4 million of which was expended. The 2012 Share Buyback was instituted by the Board of CSR under a general authority provided by shareholders at an AGM held in May 2011. This general authority is renewed generally on an annual basis and in respect of the 2012 Share Buyback was renewed at the AGM held in May 2011.

Tender Offer

During the period covered by this Annual Report, CSR undertook the purchase of its ordinary shares via a tender offer, pursuant to terms set out in a circular posted to shareholders on 29 October 2012 and under authority given by shareholders at a General Meeting held on 17 August 2012. For more information please see the Chairman’s Statement on pages 6 and 7 and pages 76 and 77 of Other Statutory Information.

Issuer purchases of Equity Securities date	Total number of Shares purchased	Price paid per Share (pence)	Total Number of Shares purchased as part of publicly announced plans or programmes[1]	Maximum number (or approximate Dollar value) of Shares (or units) that may yet be purchased under the Plans or Programmes[2]
30 November 2012	49,080,388	360.00	49,080,388	–

CSR plc Annual Report and Financial Statements 2012

Other information

Exchange rates

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchange rates for pounds sterling expressed in US dollars per £1.00.

Year ended December	Average	High	Low
2012	1.58	1.63	1.53
2011	1.60	1.67	1.54
2010	1.55	1.64	1.43
2009	1.57	1.70	1.38
2008	1.85	2.03	1.44

Month	High	Low
February 2013[1]	1.59	1.55
January 2013	1.63	1.58
December 2012	1.63	1.60
November 2012	1.61	1.58
October 2012	1.62	1.59
September 2012	1.63	1.59
[1] The information for February 2013 is as at 15 February 2013, the latest practicable date prior to the signing of this report.

Dividend

The Board will at the forthcoming Annual General Meeting be proposing that a final dividend be paid in respect of the 52 weeks ended 28 December 2012 of $0.08 per ordinary share. Subject to shareholder approval, the dividend will be paid on 31 May 2013, to shareholders of record on 10 May 2013. An interim dividend was paid in respect of the 52 weeks ended 28 December 2012 on 7 September 2012 of $0.038 per ordinary share. A final dividend for the 52 weeks ended 30 December 2011 of $0.071 per ordinary share was paid on 1 June 2012, following approval at the Annual General Meeting on 23 May 2012. In 2013 the Board intends to continue to pay dividends on a semi-annual basis.

Major shareholders

Information regarding our major shareholders is disclosed on page 79. None of the holders of CSR ordinary shares has voting rights that differ from those of other shareholders. JPMorgan Chase Bank N.A., as custodian of the Company’s ADR programme, held approximately 2.01% of the Company’s ordinary shares of 0.1p each at 20 March 2013 as nominee. The total number of ADR’s outstanding at 20 March 2013 were 850,868. As of 20 March 2013, there were 200 shareholders with a US address on the register of shareholders, representing approximately 0.26% of CSR’s outstanding share capital. Because many of our ordinary shares are held by brokers and nominees, the number of recorded shareholders in the US may not be representative of the number of US beneficial shareholders of our ordinary shares. CSR is not directly or indirectly owned or controlled by any government, person or other legal entity. There are no arrangements known to CSR that could result in a change of control of CSR.

Agent in the United States

The Company’s agent for service in the United States is National Registered Agents, Inc, 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

Documents on display

We previously filed with the United States Securities and Exchange Commission, or the SEC, a registration statement on Form F-4 (File No. 333-173590) and a related prospectus with respect to an offering of our ordinary shares in the United States on 19 April 2011. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of these reports and other information, when so filed, including documents referred to in this Annual Report, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. For further information regarding the operation of the public reference room and the copy charges, please call the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

www.csr.com	136	137

Corporate and share information continued

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

CSR plc Annual Report and Financial Statements 2012

Other information

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

www.csr.com	138	139

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

Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group acquiring beneficial ownership of more than 5% of equity securities registered under that Act discloses such information to the SEC within 10 days after the acquisition.

CSR is required by the Listing Rules of the UK Listing Authority to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the Companies Act 2006, and of any person with an interest of 3% or more of its CSR ordinary shares.

CSR plc Annual Report and Financial Statements 2012

Other information

Persons discharging managerial responsibilities (“PDMRs”) (primarily directors and some senior executives), and their connected persons, must notify a public company such as CSR in writing of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. The notification must contain specified information, including the name of the person involved, the type of transaction, the date on which it occurred, and the price and volume of the transaction. The public company must notify a regulatory news service (which will make the information public) of any information notified to it in accordance with these provisions. The notification to a regulatory news service must be made as soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the company. The Board has recently reassessed which members of the Company’s executive should be regarded as PDMR’s for the purposes of the Disclosure and Transparency Rules. In light of developments in the business and reflecting existing roles and responsibilities, with effect from 1 January 2011, we regard as PDMR’s, in addition to the directors, all those who report to the CEO with executive responsibility for each of our three business units, and the General Counsel. PDMRs currently comprise, in addition to the directors, the General Counsel and the SVP Business Group.

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

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by CSR or any other member of the Group that are considered material to its results or operations, other than the merger agreement with Zoran and the transaction with Samsung for the transfer of CSR’s handset connectivity and location technology along with 311 people.

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

On 17 July 2012 CSR entered into an agreement with Samsung Electronics Co. Ltd. (“Samsung”) for the transfer to Samsung of CSR’s handset connectivity and handset location development operations and technology along with 311 people for US$310 million in cash (the “Transaction”). On the completion of the Transaction, on 4 October 2012, Samsung Electronics Europe Holding Coöperatief U.A. invested US$34.4 million in return for 9,925,000 new ordinary shares in the Company. For more information on the Transaction please see pages 6 and 9 of the Chairman’s Statement.

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

www.csr.com	140	141

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

Passive Foreign Investment Company Rules

Special US federal income tax rules apply to US holders owning stock of a passive foreign investment company, or PFIC. A foreign corporation generally will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). Based upon an analysis of CSR’s holdings during the taxable year ended 28 December 2012 of cash and liquid assets such as bank deposits and marketable securities (all of which are “passive” assets for these purposes) and CSR’s share price for such period (which affects the valuation of certain assets, including goodwill), CSR believes that it did not qualify as a PFIC for its taxable year ended 28 December 2012. Moreover, CSR believes that it will not qualify as a PFIC for its taxable year ending 27 December 2013. However, the determination of whether a company is a PFIC is highly factual, and will depend, among other things, upon CSR’s actual holdings of passive assets and share price during such period. Given CSR’s significant holdings of passive assets such as cash and marketable securities, if CSR’s share price were to decline for an extended time to levels comparable to its low point during November 2011, it is possible that CSR would be treated as a PFIC in a future taxable year. CSR will continue to monitor whether it qualifies as a PFIC, and will notify US holders of CSR ADSs or ordinary shares if it determines that it is a PFIC for a given taxable year.

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

CSR plc Annual Report and Financial Statements 2012

Other information

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

US holders may only make a QEF election if CSR provides them with the information needed to determine CSR’s ordinary earnings and net capital gains. If it is a PFIC, CSR will provide US holders with the information that is necessary in order to make a QEF election and to report their shares of ordinary earnings and net capital gains for each year for which CSR is a PFIC. CSR has had substantial taxable income in prior years, and may have taxable income in one or more future years in which it is a PFIC. As CSR historically has not made cash distributions with respect to its CSR ADSs or ordinary shares, US holders may be taxed on significant “phantom” income if they make a QEF election. A US holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but any taxes deferred would be subject to an interest charge. For any year for which CSR is not a PFIC, the QEF election would be inoperative. If US holders make a QEF election, they would generally recognize capital gain or loss on the sale, exchange or other disposition of CSR ADSs or ordinary shares. The QEF election is made by each US holder, and can only be revoked with the consent of the IRS. US holders make the QEF election on IRS Form 8621, which must be filed along with their tax return for the first taxable year to which the election will apply on or before the due date for such return (including extensions). US holders who decide to make the QEF election are advised to make the election for the first taxable year for which CSR is a PFIC. A US holder also must file Form 8621 with the IRS for each subsequent year that the election is in effect.

US holders cannot make both a mark-to-market election and a QEF election.

US holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of CSR ADSs or ordinary shares, including the availability and advisability of making a mark-to-market or QEF election.

Taxation of dividends

Subject to the PFIC rules described above, for US federal income tax purposes, a US holder will generally include in gross income the amount of any dividend paid by CSR to the extent paid out of CSR’s current and/or accumulated earnings and profits, as determined for US federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the depositary, in the case of CSR ADSs, or by the US holder, in the case of ordinary shares. Individual US holders currently are taxed at a maximum rate of 20% on dividends received from “qualified foreign corporations,” provided the US holders satisfy certain holding period and other requirements. In order to be treated as a “qualified foreign corporation,” CSR must be eligible for benefits of the United States income tax treaty with the United Kingdom. Although CSR believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year. Further, individual US holders will not be eligible for the reduced rates of dividend taxation if CSR is a PFIC for the taxable year of the dividend payment or the preceding taxable year. Corporate US holders will be taxed on dividends received from CSR at a 35% tax rate. Dividends generally will be income from sources outside of the United States for foreign tax credit limitation purposes, and generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of CSR’s current and/or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s tax basis in the CSR ADSs or ordinary shares and thereafter as capital gain.

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

•	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or

•	provides a certification of foreign status on Form W-8BEN or a successor form.

www.csr.com	142	143

Corporate and share information continued

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

Additional tax on investment income

For taxable years beginning after December 31, 2012, US holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other disposition of, CSR ADSs or ordinary shares, subject to certain limitations and exceptions. US holders should consult their tax advisors regarding the possible implications of the additional tax on investment income described above.

UK tax matters

The following paragraphs summarise the material UK tax consequences for investors who are not resident in the UK for UK tax purposes (including US investors who are not resident in the UK for UK tax purposes) regarding ownership and disposal of CSR ordinary shares.

The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and what is understood to be HM Revenue & Customs (the UK tax authority) practice (which are both subject to change at any time, possibly with retrospective effect). They summarise certain limited aspects of the UK tax treatment of holders of CSR ordinary shares and apply only to the position of holders of CSR ordinary shares who for UK tax purposes are beneficial owners of their CSR ordinary shares, hold their CSR ordinary shares as an investment (and not as assets to be realised in the course of a trade) and are not treated as having acquired their CSR ordinary shares by reason of their or another’s employment. They do not apply to holders of CSR ADSs. Holders of CSR ordinary shares or CSR ADSs who are in any doubt as to their tax position should consult an appropriate professional adviser immediately.

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

Pursuant to provisions that will be included in the Finance Bill 2013, with effect on and after 6 April 2013, the concept of ordinary residence will for most purposes be abolished.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or UK stamp duty reserve tax (“UK SDRT”) will generally be payable on the issue of CSR ordinary shares.

Subject to the paragraph below, where CSR ordinary shares are issued or transferred (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services (a “Clearance Service”) or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (a “Depositary Receipt System”), UK stamp duty or UK SDRT will generally be payable at the rate of 1.5% of the consideration paid (rounded up to the nearest multiple of £5 in the case of UK stamp duty). The UK stamp duty or UK SDRT will generally be paid by the Clearance Service or the Depositary Receipt System, as the case may be, but will, in practice, generally be required to be reimbursed by CSR or by the holder of the CSR ordinary shares or CSR ADSs in question. A Clearance Service can elect under section 97A of the Finance Act 1986 (“Section 97A”), provided certain conditions are satisfied, for the normal rate of UK stamp duty or UK SDRT (generally no charge on issue and a charge at 0.5% of the amount or value of the consideration paid, rounded up to the nearest £5 in the case of UK stamp duty, on transfer) to apply to issues or transfers of CSR ordinary shares into, and transactions within, such Clearance Service instead of the higher rate of 1.5% generally applying to an issue or transfer of CSR ordinary shares into the Clearance Service and the ability to transfer CSR ordinary shares while in the Clearance Service without there being UK stamp duty or UK SDRT.

CSR plc Annual Report and Financial Statements 2012

Other information

Following a decision of the European Court of Justice in October 2009, HM Revenue & Customs have announced that they will not seek to apply the 1.5% UK SDRT charge where new shares are first issued (or, where it is integral to the raising of new capital, new shares are transferred) into a Clearance Service or a Depositary Receipt System. Thus, the 1.5% UK stamp duty or UK SDRT charge will apply only to the transfer of existing shares to Clearance Services or Depositary Receipt Systems in circumstances where the transfer is not integral to the raising of new capital. Investors should, however, be aware that this area may be subject to further developments in the future.

No UK stamp duty or UK SDRT will generally be payable on the issue of CSR ordinary shares into CREST (the London Stock Exchange’s paperless trading system).

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

Risks Related to owning CSR ordinary shares and ADSs

We may be treated as a PFIC.

As a non-US corporation owning substantial cash assets, there is an ongoing risk that we may be treated as a passive foreign investment company (PFIC) for US federal income tax purposes depending on the ratio of the value of our assets, including goodwill to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-US corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets consists of “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend on, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended in 28 December 2012, but if we were to be classified as a PFIC for any future taxable year, holders of ordinary shares or ADSs who are US taxpayers would be subject to adverse US federal income tax consequences.

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

www.csr.com	144	145

Corporate and share information continued

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

Stock markets in general have been recently experiencing significant price and volume volatility. Technology stocks in particular have experienced wide fluctuations in prices, in some cases unrelated to the issuers’ operating performance. Our ordinary shares and ADSs are subject to significant fluctuations due to many factors, including but not limited to fluctuations in results of operations, acquisitions, litigation, announcements of new products, product enhancements or technological advances by us or our competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Our share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for our stock, changes in global financial markets and global economies and general market trends unrelated to our performance. The market price of our ordinary shares and ADSs could be adversely affected by these factors and fluctuations.

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

Property

CSR’s corporate headquarters is located on the Cambridge Business Park, Cambridge, England, where it occupies approximately 53,000 square feet under a lease expiring in September 2014. CSR also leases property in the following areas, which serve as its research and development, sales and customer support and administration offices:

Location	Sq. feet	Lease Expiration	Purpose
Churchill House, Cambridge, England	53,000	September 2014	R&D, Sales and Administration
St John’s House, Cambridge, England	33,100	September 2016	Administration
Unit 400, Cambridge, England	24,100	September 2016	Not in use
Selwyn House, Cambridge, England	7,000	April 2016	R&D
Belfast, N Ireland	5,800	April 2020	R&D
Manchester, England	3,373	September 2017	R&D
Bristol, England	2,023	December 2014	R&D
Phoenix, Arizona, USA	26,300	March 2013	R&D
Phoenix, Arizona, USA	26,273	October 2019	R&D
Santa Ana, California, USA	12,643	March 2015	R&D
Detroit, Michigan, USA	9,400	July 2017	R&D
Sunnyvale, California, USA	88,924	September 2016	R&D, Sales and Administration
Burlington, Massachusetts, USA	54,736	August 2017	R&D, Sales and Administration
Plano, Texas, USA	43,680	March 2015	Operations and Sales
Plantation, Florida, USA	3,564	December 2013	Not in use
Toronto, Canada	5,965	October 2014	Sublet
Haifa, Israel	110,653	November 2016	Operations, R&D, Sales and Administration
Ingolstadt, Germany	65,116	December 2021	R&D and Operations
Freiburg, Germany	5,317	September 2017	R&D
Bangalore, India	26,516	May 2013	R&D, Sales and Administration
Bangalore, India	39,611	December 2015	R&D, Sales and Administration
Noida, India	9,200	March 2014	R&D, Sales and Administration
Shanghai, China	44,447	August 2014	R&D, Sales and Administration
Shenzhen, China	17,222	February 2015[1]	R&D, Operations, Sales and Administration

CSR plc Annual Report and Financial Statements 2012

Other information

Location	Sq. feet	Lease Expiration	Purpose
Shenzhen, China	17,222	December 2014[2]	R&D, Operations, Sales and Administration
Beijing, China	1,952	October 2014	Customer Liaison
Singapore	1,605	July 2014	Sales and Customer Support
Gumi, South Korea	2,170	Rolling yearly contract	Sales and Customer Support
Seoul, South Korea	17,222	March 2017	Sales and Customer Support
Tokyo, Japan	10,215	July 2017	Sales
Chungli City, Taiwan	4,340	February 2015	Operations
Taipei, Taiwan	32,087	January 2015	R&D, Sales and Administration
Hsinchu, Taiwan	6,121	January 2015	Sales
Salo, Finland	213	December 2013	Sales

¹	Unit 6A, No. 122, Zhenhua Road, Overseas Decoration Building, Shenzhen
[2]	Unit 5A, No. 122, Zhenhua Road, Overseas Decoration Building, Shenzhen

www.csr.com	146	147

CSR’s worldwide offices

Location	Address	Telephone	Fax
China – Beijing	Room 1108 East Tower, Twin Towers, B-12 Jian Guo Men Wai Avenue, Chao Yang, Beijing 100022, China	+86 10 5879 5670	+86 10 5879 5670-618
China – Shanghai	Room 2801 King Tower, 28 Xinjinqiao Road, Pudong, Shanghai 201206, China	+86 21 2898 1600	+86 21 3382 1173
China – Shenzhen	5/F Block A, No. 122 Zhenhua Road, Overseas Decoration Building, Shenzhen 518031, China	+86 755 8281 5777	+86 755 8322 0889
Germany – Freiburg	Karlsruherstra. 3, 79108 Freiburg, Germany	+49 761 6309 003	+49 761 595 211 88
Germany – Ingolstadt	Marie Curie Strasse 1, 85055 Ingolstadt, Germany	+49 841 9378 011	+49 841 937 8010
India – Bangalore (current office)	11th Floor, Tower C, IBC Knowledge Park, #4/1 Bannerghatta Main Road, Bangalore, 560 029 India	+91 80 2518 3000	+91 80 2518 3001
India – Bangalore (new office)	Etamin Block (Building B-3), Prestige Technology Park, Amane Bellandur Khane Village, Outer Ring Road, Bangalore East Taluk, Bangalore, India
India – Noida	A 1-A, Sector 16, Noida, 201301 India	+91 120 469 6000	+91 120 251 0584
Israel – Haifa	Advanced Technology Center, Building #8/2, PO Box 15015, Haifa 31905, Israel	+972 4 854 5777	+972 4 855 1550
Japan, Tokyo	Holland Hills Mori Tower 3F, 5-11-2 Toranomon, Minato-Ku, Tokyo 105-0001, Japan	+81 3 6403 7100	+81 6403 7101
South Korea – Gumi	3rd Floor, Shinwon Building, 275-26 Hwangsang-Dong, Gumi-Si, Gyungsangbuk-Do 730928, S Korea	+82 2 6444 2000	+82 6444 2001
South Korea – Seoul	3F, S Unit, H Square, 680 Sampyung-Dong, Bundang-Gu, Seongnam, Gyunggi-Do, 463-400 Korea	+82 2 6444 2000	+82 2 6444 2001
Singapore	101 Thomson Road #22-03, United Square, Singapore 307591	+65 6827 0500	+65 6354 4969
Taiwan – Chungli	11/F 146 Jhongshan Road, Chungli City, Taoyuan 32041, Taiwan	+886 3 4267000	+886 3 4267001
Taiwna – Hsinchu	11F-3, No. 158, Sec. 2, Gongdao 5th Road, Hsinchu, Taiwan	+886 3 571 6082	+886 3 571 6083
Taiwan – Taipei	7F, No. 99, Jing-Ye 1st Road, Taipei 10492, Taiwan	+886 2 2175 9200	+886 2 2175 9300
UK – Belfast	Unit 2 (Ground Floor South), The Legacy Building, Northern Ireland Science Park, Queen’s Road, Queen’s Island, Belfast BT3 9DT, UK	+44 2890 463140	+44 2890 463141
UK – Bristol	Bristol & Bath Science Park, Dirac Crescent, Emersons Green, Bristol BS16 7FR, UK	+44 117 370 7700	no fax
UK – Cambridge	Churchill House, Cambridge Business Park, Cowley Road Cambridge, CB4 OWZ, UK	+44 1223 692000	+44 1223 692001
UK – Cambridge	St John’s House, St John’s Innovation Park, Cowley Road, Cambridge, CB4 0ZT, UK	+44 1223 692000	+44 1223 692001
UK – Cambridge	2nd Floor, Selwyn House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, UK	+44 1223 692000	+44 1223 692001
UK – Manchester	4th Floor Quay West, Trafford Wharf Road, Manchester M17 1PL, UK	+44 161 772 1240	+44 161 772 1260
USA – Detroit	1740 Opdyke Court, Auburn Hills, Detroit, Michigan 48326, USA	+1 248 409 1400	+1 248 409 1401
USA – Massachusetts	One Wall Street, Burlington, Massachusetts 01803, USA	+1 781 791 6000	+1 781 791 6111
USA – Phoenix (current office)	4940 East Beverly Road, Phoenix, Arizona 85044, USA	+1 602 343 2600	+1 602 343 2611
USA – Phoenix (new office)	Suite 119, 303 W Elliot Road, Tempe, Arizona 85284, USA
USA – Plano	2201 10th Street, Plano, Texas 75074, USA	+1 972 673 1600	+1 972 673 1815
USA – Santa Ana	1231 East Dyer Road, Ste 200, Santa Ana, California 92705, USA	+1 714 435 4900	+1 714 435 4993
USA – Sunnyvale	1390 Kifer Road, Sunnyvale, California 94086-5305, USA	+1 408 523 6500	+1 408 523 6501

CSR plc Annual Report and Financial Statements 2012

Other information

Form 20-F cross reference guide

US Items

The table below sets out the location in this document of the information required by Form 20-F under the rules and regulations of the United States Securities and Exchange Commission. This Annual Report on Form 20-F for the fiscal year ended 28 December 2012 has not been approved or disapproved by the SEC nor has the SEC passed judgment upon the adequacy or accuracy of this Annual Report on Form 20-F.

No other information in this document is included in the Form 20-F or incorporated by reference into any filing by the Company under the Securities Act.

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
3A	Selected financial data	Five year summary	131
3B	Capitalisation and indebtedness	Not applicable	–
3C	Reasons for the offer and use of proceeds	Not applicable	–
3D	Risk factors	Risk Factors	45
4	Information on the Company
4A	History and development of the company	Corporate and Share Information – History and Development	132
		Business and Financial Review	14
		Business and Financial Review – Capital Expenditure	32
		Notes to the Consolidated Financial Statements – Note 18: Property, Plant and Equipment	108
		Notes to the Consolidated Financial Statements – Note 39: Acquisition of subsidiary	128
		Corporate and Share Information – Agent in the United States	137
4B	Business overview	Business and Financial Review – Introduction	14
		Business and Financial Review – Trends in our external marketplace	17
		Corporate and Share Information – Seasonality	133
		Corporate and Share Information – Raw Materials	133
		Corporate and Share Information – Intellectual Property	133
		Corporate and Share Information – Governmental Regulation	133
		Corporate and Share Information – Sales and Marketing	133
4C	Organisational structure	List of Subsidiaries	Exhibit 8
		Notes to the Consolidated Financial Statements – Note 1: General Information	89
4D	Property, plant and equipment	Business and Financial Review – Financial Position	31
		Business and Financial Review – Social Responsibility	40
		Notes to the Consolidated Financial Statements – Note 18: Property, Plant and Equipment	108
		Corporate and Share Information – Property	146
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
5A	Operating results	Business and Financial Review	14

www.csr.com	148	149

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in this document	Page
5B	Liquidity and capital resources	Business and Financial Review – Liquidity and Capital Resources	31
		Other Statutory Information – Going Concern	80
		Business and Financial Review – Contractual Obligations and Commitments	34
		Notes to the Consolidated Financial Statements – Note 30: Notes to the Cash Flow Statement	117
		Notes to the Consolidated Financial Statements – Note 36: Financial Instruments	124
5C	Research and development, patents and licences, etc	Business and Financial Review – Research and development	27
		Notes to the Consolidated Financial Statements – Note 7: Profit for the period	102
		Notes to the Consolidated Financial Statements – Note 17: Other Intangible Assets	107
		Corporate and Share Information – Intellectual Property	133
5D	Trend information	Business and Financial Review – Trends in our external marketplace	17
5E	Off-balance sheet arrangements	Business and Financial Review – Off-Balance Sheet Arrangements	34
		Notes to the Consolidated Financial Statements – Note 25: Obligations Under Finance Leases	112
		Notes to the Consolidated Financial Statements – Note 32: Operating Lease Arrangements	118
		Notes to the Consolidated Financial Statements – Note 31: Contingent Liabilities	117
5F	Tabular disclosure of contractual obligations	Business and Financial Review – Contractual Obligations and Commitments	34
5G	Safe Harbour	Cautionary Note Regarding Forward Looking Statements	152
6	Directors, senior management and employees
6A	Directors and senior management	Board of Directors	51
6B	Compensation	Remuneration Report[1]	66
		Notes to the Consolidated Financial Statements – Note 37: Related Party Transactions	127
6C	Board practices	Board of Directors	51
		Corporate Governance Report	53
		Remuneration Report[1]	66
6D	Employees	Business and Financial Review – Workplace	41
		Notes to the Consolidated Financial Statements – Note 9: Staff Costs	102
6E	Share ownership	Remuneration Report[1]	66
		Other Statutory Information – Directors’ interests in shares	79
		Notes to the Consolidated Financial Statements – Note 34: Share-Based Payments	119
7	Major shareholders and related party transactions
7A	Major shareholders	Other Statutory Information – Substantial Shareholdings	80
		Corporate and Share Information – Major Shareholders	137
7B	Related party transactions	Notes to the Consolidated Financial Statements – Note 37: Related Party Transactions	127
7C	Interests of experts and counsel	Not applicable	–

[1]	An analysis of the remuneration, interests in ordinary shares and options over ordinary shares of each of the Directors is presented in the Remuneration Report.

CSR plc Annual Report and Financial Statements 2012

Other information

Item	Form 20-F Caption	Location in this document	Page
8	Financial information
8A	Consolidated statements and other financial information	Business and Financial Review – Dividend Policy	34
		Report of the Independent Registered Public Accounting Firm	81
		Consolidated Financial Statements	82
		Notes to the Consolidated Financial Statements – Note 31: Contingent Liabilities	117
8B	Significant changes	Business and Financial Review – Events Subsequent to 20 February 2013 (authorised for issue date) Balance Sheet Date	44
9	The offer and listing
9A	Offer and listing details	Corporate and Share Information – Market Prices	135
9B	Plan of distribution	Not applicable	–

9C	Markets	Corporate and Share Information – History and Development	132
9D	Selling shareholders	Not applicable	–
9E	Dilution	Not applicable	–
9F	Expenses of the issue	Not applicable	–
10	Additional information
10A	Share capital	Not applicable	–
10B	Memorandum and articles of association	Corporate and Share Information – Memorandum and Articles of Association	137
10C	Material contracts	Corporate and Share Information – Material Contracts	141
10D	Exchange controls	Corporate and Share Information – Exchange Controls	141
10E	Taxation	Corporate and Share Information – Taxation (US Holders)	141
10F	Dividends and paying agents	Not applicable	–
10G	Statement by experts	Not applicable	–
10H	Documents on display	Corporate and Share Information – Documents on Display	137
10I	Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Notes to the Consolidated Financial Statements – Note 36: Financial Instruments	124
12	Description of securities other than equity securities	Corporate Governance Report – ADS payment information Corporate Governance Report – Fees payable by ADS holders	134 134
13	Defaults, dividend arrearages and delinquencies	None	–
14	Material modifications to the rights of security holders and use of proceeds	None	–
15	Controls and procedures	Corporate Governance – Controls and procedures under the Sarbanes-Oxley Act	63
		Management’s Annual Report on Internal Control Over Financial Reporting	63
		Attestation Report of the Independent Registered Public Accounting Firm	63
16A	Audit committee financial expert	Corporate Governance Report – Audit Committee	58
16B	Code of ethics	Corporate Governance Report – Ethics Policy	54
16C	Principal accountant fees and services	Corporate Governance Report – Interaction with the External Auditors	60
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Corporate and Share Information – Market Prices	135
16F	Change in registrant’s certifying accountant	None	–
16G	Corporate governance	Corporate Governance Report – US listing requirements	64
17	Financial statements	Not applicable	–
18	Financial statements	Report of Independent Registered Public Accounting Firm
		Consolidated Financial Statements	81
19	Exhibits	Filed with the SEC	–

www.csr.com	150	151

Director’s report – other information

continued

Cautionary note regarding forward looking statements

This Annual Report does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any CSR plc shares.

This Annual Report contains “forward looking statements” in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “targets”, “plans”, “expects”, “estimates”, “aims”, “intends”, “anticipates”, or similar expressions or negatives thereof identify forward looking statements. Forward looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues, expected growth, expected margins expected annualised operating costs savings, expected future cash generation, expected future tax rates, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, potential acquisitions, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

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

•	CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies for such acquisitions in the amounts and timeframes anticipated;

•	CSR’s ability to attract and retain key personnel, including engineers and technical personnel;

•	the difficulty in predicting future results; and

•	other risks and uncertainties discussed in this Annual Report, including, without limitation, under the heading “Risk Factors” on pages 45 to 50.

The reader is cautioned not to place undue reliance on these forward looking statements, which speak only as of the date of this Annual Report. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

CSR plc Annual Report and Financial Statements 2012

Other information

Director’s report – other information

continued

Additional Information

accelerometer: an electromechanical device that measures acceleration forces. It can be used for example to measure a path’s gradient in relation to ones movement along that path

ADR: negotiable certificate issued by a US bank representing a specified number of shares (or one share) in a foreign stock that is traded on a US exchange. ADRs are denominated in US dollars, with the underlying security held by a US financial institution overseas. ADRs help to reduce administration and duty costs that would otherwise be levied on each transaction

ADS: a US dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange. American Depositary Shares (ADSs) are issued by depository banks in the US under agreement with the issuing foreign company; the entire issuance is called an American Depositary Receipt (ADR) and the individual shares are referred to as ADSs algorithm: a term describing a formula or set of steps for solving a particular problem application processor: a computer (or computer chip) that processes data in contrast with one that performs control functions attach rate: represents the rate of adoption of additional products or technologies on to the primary or “hosting” product baseband: describing that part of a radio telecommunication system in which information is processed before modulating on to, or after demodulating off, a radio frequency (RF) carrier wave

BiCMOS or Bi-polar CMOS: is a process which combines bipolar junction transistors on CMOS technology. The combination utilises the high speed, high gain and low output characteristics of the bipolar technology with the high density logic gates of the CMOS technology. It has advantages for RF performance, reduced power consumption and low noise circuits bipolar: bipolar refers to the enhancement of the conduction of current within a transistor that enables the control of a larger electrical current thereby providing an amplified signal bill of materials: a list of the individual parts (or material) which comprise a finished product and the cost of each of those individual parts

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

www.csr.com	152	153

Additional Information continued

die: another word for chip: often used to refer to the “chips” whilst they are still an integral part of the silicon “wafer” or where they have been cut from the “wafer” but are, as yet, unpackaged digital: the representation of data by a series of bits or discrete values such as 0s and 1s

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

GPS: Global Positioning Systems: a satellite based radio navigation system that allows receiving devices to take an accurate location fix of the device on the surface of the earth. Positions are derived by measuring the time of arrival of signals broadcast from the constellation of satellites, and knowledge of the instantaneous positions of the satellites. (The information required to calculate this being broadcast at a very low data rate by the satellites themselves, and is known as almanac and ephemeris data)

gyro: gyroscope is a device for measuring or maintaining orientation in relation to another reference point

HID: Human Interface Device: a computer device that interacts directly with and often takes input from humans and may deliver data to humans

IC or integrated circuit: a semiconductor device consisting of many thousands or millions of interconnected transistors and other components indoors location: positioning and navigation in locations such as shopping centres, airports, convention centres, and other pedestrian areas

Infotainment: term and popular buzzword for a media device or service that delivers a combination of information and entertainment. The content delivered via infotainment is designed to be informative yet entertaining enough to attract and maintain the consumer’s interest

ISO: International Standards Organisation: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental management systems, computers, data communications, and many other fields

ISO 9000: a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services low latency: low latency concerns the management of delays that occur between an input and a corresponding output that reduces them to such an extent as to render them unnoticeable to the human eye or ear. In respect of CSR’s new audio coding technology it reduces the delay, or “latency”, of stereo audio signals over Bluetooth connectivity, effectively enabling consumers to watch video while listening to synchronised wireless audio

MEMS: microelectromechanical systems; the technology of very small mechanical devices driven by electricity memory: any device that can store data in machine-readable format which may include RAM, ROM and Flash

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

CSR plc Annual Report and Financial Statements 2012

Other information

OEM: or Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets

OSAT: Outsourced Semiconductor Assembly and Test

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

RF: radio frequency: frequencies of electromagnetic waves between approximately 3 kHz and 300 GHz

ROM: read only memory

SDK: software development kit

semiconductor: a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to IC’s made from these materials silicon: a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits single lens reflex camera: a camera that typically uses a mirror and prism system (hence “reflex”, from the mirror’s reflection) that permits the photographer to view through the lens and see exactly what will be captured, contrary to viewfinder cameras where the image could be significantly different from what will be captured short range: Bluetooth is principally used for communicating over ranges of up to ten metres

Smartphone: a generic name for a voice centric mobile phone that also offers advanced capabilities often using a computer like operating system to enable PC functionality stereo headset: a mobile headset which connects to a mobile phone, PDA, MP3 player or other device using Bluetooth and sits on both ears of the user

SoC: System on chip is a technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software solution: a solution where instructions and data are read from memory (or memories) and then the instructions interpreted and executed by a microprocessor to modify the data in the intended way soundbar: a special (sometimes wireless) loudspeaker which creates a stereo- or surround-sound effect from a single cabinet, usually much wider than it is high, and mounted above or below a display device, e.g. atop a computer monitor or beneath a television screen tablet (PC): a type of notebook computer that has an LCD screen on which the user can write using a special-purpose pen, or stylus. The handwriting is digitized and can be converted to standard text through handwriting recognition, or it can remain as handwritten text. The stylus also can be used to type on a pen-based key layout where the lettered keys are arranged differently than a QWERTY keyboard

Tier One: a description of a leading, normally global manufacturer that supplies products in high volume to end user markets wafer: a disc made of a semiconducting material such as silicon, usually between 150mm (6’) and 300mm (12’) in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

Wi-Fi: wireless local area network (WLAN) products that are based on the Institute of Electrical and Electronics Engineers’ (IEEE) 802.11 standards typically associated with computer networks in the home or office.

WLCSP: Wafer Level Chip Scale Packaging: the technology of packaging a chip at the wafer level instead of the traditional process of assembling the package after the wafer has been diced into individual chips (see CSP)

yield: when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer

www.csr.com	154	155

Additional Information continued

Trademarks and registered trademarks

The following is a list of CSR trademarks and registered trademarks that appear in the Annual Report.

µEnergy™

aptX®

aptX® Low Latency

COACH14™

COACH15™

COACH15s™

COACH16™

CSR & Logo®

CSR µEnergy®

CSR1000™

CSR1001™

CSR1010™

CSR1011™

CSR8350™

CSR8510™

CSR8600™

CSR8645™

CSR9800™

CVC®

DDFA®

IPS™

MAPX™

Quatro®

RoadTunes™

SiRF®

SiRFatlasV™

SiRFatlasVI™

SiRFprimaII™

SiRFstarIV™

SiRFstarV™

SiRFusion™

Zoran®

Unless otherwise stated, words and logos marked with ™ or ® are trademarks registered or owned by CSR plc or one of its group companies and may be registered in one or more jurisdictions save that not all such marks are registered in all countries where our products are available.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR.

IEEE Standard 802.11™, 802.11a™, 802.11b™, 802.11d™, 802.11e™, 802.11F™, 802.11g™, 802.11h™, 802.11i™, 802.11j™, 802.11k™, 802.11m™, 802.11n™, 802.11p™, 802.11r™, 802.11s™, 802.11T™, 802.11v™, 802.11u™, 802.11w™, 802.11y™ and 802.11z™ are trademarks of the IEEE.

Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance.

Other products, services and names used in this document may have been trademarked by their respective owners.

The publication of this information does not imply that any licence is granted under any patent or other rights owned by CSR plc or its affiliates.

CSR plc Annual Report and Financial Statements 2012

www.csr.com

Corporate Headquarters

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 0WZ

United Kingdom

T+44 1223 692000

F+44 1223 692001

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CSR plc
(Registrant)

By:

/s/ Joep van Beurden
Name:	Joep van Beurden
Title:	Chief Executive Officer

/s/ Will Gardiner
Name:	Will Gardiner
Title:	Chief Financial Officer

Date: 28 March 2013

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

4.3*	Addendum to XAP Technology Licence and XAP2 Development Agreement and Related Agreements by and between Cambridge Consultants Limited and Cambridge Silicon Radio Limited

4.4

Lease dated September 17, 2001, by and between CSR and Trinity College Cambridge

(incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)

4.5	Lease dated September 29, 2004, by and between CSR and The Crown Estates (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Registration No. 333-159615) of CSR plc filed with the SEC on May 29, 2009)

4.6

Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2011, by and among

CSR plc, Zeiss Merger Sub, Inc. and Zoran Corporation (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F of CSR plc for the year ended December 31, 2010)

4.7*	Asset and Share Transfer and Technology Licence Agreement, dated as of July 17, 2012, by and among CSR plc, Cambridge Silicon Radio Limited and Samsung Electronics, Co., Ltd., as amended

8	List of subsidiaries of CSR plc

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)	E-1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)	E-2

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350	E-3

15.1	Consent of Independent Registered Public Accounting Firm	E-4

*	Confidential treatment requested as to certain portions of this exhibit which portions have been omitted and submitted separately to the U.S. Securities and Exchange Commission.