Form 20-F/A
period 2012-12-28
CSR PLC
filed 2013-06-18
CIK 1368358

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

Commission file number 001-35265

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Not Applicable.

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

Yes   ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the 2012 annual report (the “2012 Report”) on Form 20-F of CSR plc (the “Company”) as originally filed with the Securities and Exchange Commission on March 28, 2013. The Amendment does not contain any changes to the consolidated financial statements of the Company at and for the 52 week period ended 28 December 2012 (the “Consolidated Financial Statements”) or any prior period. Other than as expressly set forth below, the Amendment does not, and does not purport to, revise, update, amend or restate the information presented in any item of the 2012 Report or reflect any events that have occurred since the filing of the 2012 Report. The 2012 Report inadvertently duplicated the attestation report issued by Deloitte LLP, the Company’s independent registered public accounting firm, on management’s assessment of the Company’s internal control over financial reporting (the “ICFR Report”) required under Item 15(c) of Form 20-F. The Amendment replaces, on page 81, the duplicate ICFR Report with the audit report (the “Audit Report”) issued by Deloitte LLP on February 20, 2013 in respect of the Company’s Consolidated Financial Statements required under Item 8 of the
Form 20-F. The Amendment includes the Consolidated Financial Statements. The Company filed as exhibit 15.1 to the 2012 Report the consent issued by Deloitte LLP to the incorporation by reference of the Audit Report and the ICFR Report in the Company’s Registration Statements on Form S-8.

Financial statements

Financial and other information — consolidated financial statements
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

CSR plc Annual Report and Financial Statements 2012

Financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CSR plc

We have audited the accompanying consolidated balance sheets of CSR plc and subsidiaries (the “Company”) at 28 December 2012 and 30 December 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the 52 week periods ended 28 December 2012, 30 December 2011 and 31 December 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CSR plc and subsidiaries at 28 December 2012 and 30 December 2011 and the results of their operations and their cash flows for each of the 52 week periods ended 28 December 2012, 30 December 2011 and 31 December 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 28 December 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 20 February 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

CSR plc Annual Report and Financial Statements 2012

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

CSR plc
(Registrant)

/s/ Will Gardiner
Name:	Will Gardiner
Title:	Chief Financial Officer

Date:	18 June 2013