Form 20-F/A
period 2012-12-28
CSR PLC
filed 2013-09-03
CIK 1368358

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

This Amendment No. 2 on Form 20-F/A to the 2012 annual report (the “2012 Report”) on Form 20-F of CSR plc, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2013, is being filed solely to refile Exhibit 4.3 and Exhibit 4.7 to the 2012 Report as a result of the completion of the confidential treatment request process with the SEC.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

CSR plc
(Registrant)

/s/ Will Gardiner
Name:	Will Gardiner
Title:	Chief Financial Officer

Date:	3 September 2013

Index to the Exhibits

Exhibit No	Description

1.1	Memorandum of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)

1.2	Articles of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)

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

4.7*	Asset and Share Transfer and Technology Licence Agreement, dated as of July 17, 2012, by and among CSR plc, Cambridge Silicon Radio Limited and Samsung Electronics, Co., Ltd., as amended

8	List of subsidiaries of CSR plc (previously filed)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) (previously filed)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) (previously filed)

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350 (previously filed)

15.1	Consent of Independent Registered Public Accounting Firm (previously filed)

*	Confidential treatment requested as to certain portions of this exhibit which portions have been omitted and submitted separately to the U.S. Securities and Exchange Commission.