Form 20-F
period 2013-12-27
CSR PLC
filed 2014-03-14
CIK 1368358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 27 December 2013

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

Ordinary Shares, par value £0.001	187,494,513

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
Push every boundary.™

CSR plc Annual Report and Financial Statements 2013

When, not if.
Audio
Precise, high quality audio solutions for all personal and shareable applications.

Reimagine possible.
Bluetooth® Smart
Engaging with Developers...
Come visit the CSR Developer Forum and Wiki

Further.
Automotive Infotainment
Premium navigation, seamless Smartphone connectivity and hi-fidelity wireless audio, driven by CSR technology.

Stubbornly inventive.
Location
Redefined by CSR to pinpoint your location indoors, outdoors, everywhere.

It's crazy until it isn't.
Printing
Complete system controller and software rendering solutions for printing, scanning and all-in-one devices — great performance with CSR technology.

This is the Annual Report of CSR plc for the 52 week period ended 27 December 2013. This Annual Report has been sent to shareholders who have elected to receive a copy. A separate notice of the annual general meeting to be held on 21 May 2014 has been issued to all shareholders.

In this Annual Report, references to "CSR", "the Group", "the Company", "we" and "our" are to CSR plc and its subsidiaries (including SiRF Technology Holdings, Inc., now known as CSR Technology Holdings Inc., which became a subsidiary of CSR in June 2009 and Zoran Corporation which became a subsidiary in August 2011) and lines of business, or any of them as the context may require.

References to the years 2013, 2012 and 2011 are to the financial periods ended 27 December 2013 (for 2013), 28 December 2012 (for 2012) and 30 December 2011 (for 2011). Unless otherwise stated, all non-financial statistics are at 27 December 2013.

This Annual Report contains forward looking statements with respect to the Group's financial condition, operating results and business strategy, plans and objectives. Please see the discussion of our principal risks and uncertainties in the sections entitled "Risk", "Risk Factors", "Risks related to owning CSR ordinary shares and ADSs" and the section entitled "Cautionary Note Regarding Forward Looking Statements".

The Annual Report includes measures which are not defined by generally accepted accounting principles or GAAP, such as International Financial Reporting Standards, or IFRS. These non-IFRS measures are included in this Annual Report because the directors believe they are useful to investors. Our management uses these non-IFRS measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. These non-IFRS measures include "underlying research and development expenses", "underlying sales, general and administrative expenses", "underlying gross profit", "underlying cost of sales", "underlying operating profit", "underlying net profit", "underlying tax", "underlying diluted earnings per share", "free cash flow" and "underlying gross margin". For a detailed discussion of the reasons behind this presentation and full reconciliations of each measure of the most directly comparable IFRS measure, refer to the discussion on pages 136 to 139.

Statutory income statement information is given on page 91 of the financial statements. This Annual Report contains references to CSR's website. These references are for convenience only – we are not incorporating by reference from any information posted on www.csr.com.

This Annual Report has been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

The Strategic Report has been prepared to inform the Company's shareholders and help them assess how the directors have performed their duty to promote the success of the Company for the benefit of the Company's shareholders as a whole. It should not be relied upon by anyone, including the Company's shareholders, for any other reason. The Strategic Report contains a fair review of the business of the Group and a description of the principal risks and uncertainties that the Group faces. As a consequence, the Strategic Report only focuses on material issues and facts.

CSR annual report

who we are
We are a provider of multifunction semiconductor platforms and technologies for the Auto, Consumer and Voice & Music markets.
what we do Page 2
Our business structure and key facts for 2013
how we’re doing Page 4
Our performance for the year
where we operate Page 5
Our office locations worldwide
our five strategic areas of focus Page 9
Our strategy is to focus on five end markets with our platforms our platform positions Page 11
Our aim is to develop higher margin platforms
our technologies Page 13
Our aim is to use our technologies to deliver integrated and differentiated platforms our performance in platforms Page 14
Our progress in our platforms during 2013

Directors’ Report – CSR in review		Financial statements
2	What we do	90	Report of independent registered public accounting firm
4	How we’re doing	91	Consolidated income statement
5	Where we operate	91	Consolidated statement of comprehensive income
6	Chairman’s statement	92	Consolidated balance sheet
Strategic Report		93	Consolidated statement of changes in equity
		94	Consolidated cash flow statement
8	Chief Executive’s review	95	Notes to the consolidated financial statements
8	Our Business Model	Directors’ Report – Other information
9	Our five strategic areas of focus	135	Five year summary
11	Our platform positions	136	Non-IFRS measures
13	Our technologies	140	Corporate and share information
14	Our performance in platforms	154	CSR’s worldwide offices
16	KPIs	156	Form 20F cross reference guide
20	Financial Report	159	Cautionary note regarding forward looking statements
38	Corporate Social Responsibility	160	Additional information
Directors’ Report – Governance
45	Risk Factors
52	Board of Directors
54	Corporate Governance
68	Remuneration Report
85	Other statutory information

www.csr.com	1

  CSR in review

what we do	Auto

Following the disposal in 2012 of the handset connectivity and handset location development operations to Samsung, we have two business groups: Core and Legacy Products.

Core comprises Auto, Consumer and Voice & Music, and is the area of the business to which we commit research & development resources.

In recent years, as part of our strategic transformation towards platforms, non-Core business from discontinued business lines has formed our Legacy Products business.

Automotive Infotainment and Portable Navigation Devices. 2013 saw revenue in Auto increase to $228.8 million from $212.2 million in 2012. We saw increasing orders from Tier One customers for our connectivity products, while our autograde Wi-Fi® has started shipping into volume production with a number of customers.

Key facts
— Secured major Tier one supplier to an OEM factory fit customer for our SiRFprimaIITM SoC.
— Launched CSRC9300TM, our first 40nm autograde combination chip.
— Launched CSR1010TM, our first autograde qualified single-mode Bluetooth Smart embedded device for uses including keyfobs, remote controls and sensors.

$228.8m
For more on our products visit: www.csr.com/products	Revenue

To find out more from our CEO: See page 8	24% % of revenue

To see our Strategic report: See page 8

2	CSR plc Annual Report and Financial Statements 2013

Consumer	Voice & Music	Legacy Products

Bluetooth Smart, Cameras, Document Imaging, Gaming, Indoor Location and Other Consumer. The year has seen a decline in Consumer revenue by 30% from $258.8 million in 2012 to $181.5 million in 2013. We have seen weakness in Cameras as people switch from digital still cameras towards smartphones and tablets. Gaming revenue has been under pressure due to weakness in some areas of the console market. We have seen strong growth in Bluetooth Smart, albeit from a small base.

Mono headsets and stereo products for wireless audio streaming. We saw revenue in Voice & Music increase to $312.0 million from $190.1 million in 2012. We continue to see growth for streaming audio via Bluetooth, with a strong pipeline of product releases for devices such as wireless headphones, soundboxes and soundbars. Our aptX® audio codec had a record year for signing new licences, with 116 new agreements in 2013. The proliferation of applications for our leading audio solutions continues, for example with Wi-Fi wireless connectivity for home-based entertainment systems.

Digital television, set-top box, tuners and digital video disk product lines which were acquired at the time of the acquisition of Zoran Corporation, a provider of image and video technology in 2011, in addition to the handset connectivity and handset location business lines we retained following the transaction with Samsung Electronics Co., Ltd (‘Samsung’) which completed in 2012.

Key facts	Key facts	Key facts

—   CSR1010 Bluetooth Smart chosen for leading wearable device.

—   Launched enhanced performance version of Quatro® 5300 document imaging SoC.

—   Developed world’s thinnest wireless touch interface with partners Atmel and Conductive Ink technology.

—   Saw more than 1,800 new Bluetooth special interest group (SIG) listings in 2013, up from 950 in 2012.

—   Launched BlueCore CSR8605TM a single-chip ROM streaming device for entry-level market.

—   At CES in January 2014, launched VibeHubTM platform, which allows device manufacturers to deliver multi-room networked home audio products via Bluetooth and Wi-Fi.

— We expect Legacy Products revenue in 2014 to decline by around 65% compared to 2013. This compares to our previous expectation of 50% revenue decline for 2014.

$181.5m	$312.0m	$238.4m
Revenue	Revenue	Revenue
19%	32%	25%
% of revenue	% of revenue	% of revenue

www.csr.com	3

    CSR in review

how we’re doing

Our goal is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are fast growing and where we aim to deliver differentiated platforms with a leading market position.

Revenue	Gross margin	Underlying gross margin
2013	2013	2013
$960.7m	51.6%	52.4%
2012	2012	2012
$1,025.4m	49.6%	50.8%

Core revenue	Operating (loss) profit	Underlying operating profit
2013	2013	2013
$722.3m	$(48.4)m	$104.3m
2012	2012	2012
$661.1m	$107.9m	$74.0m

Cash, cash equivalents, treasury deposits and investments	Diluted (loss) earnings per share	Underlying diluted earnings per share
2013	2013	2013
$306.2m	$(0.28)	$0.46
2012	2012	2012
$333.3m	$0.25	$0.27

4	CSR plc Annual Report and Financial Statements 2013

where we operate
We have offices in 10 countries worldwide in order to support our global business.

UK *Group head office with engineering and production development teams advancing our Connectivity and Audio technologies.*

Belfast
Bristol
Cambridge
Manchester

672
Employees

Germany *Design and applications support for our Automotive and Audio platforms including DSP, Connectivity, Location and SoC technologies.*

Freiburg
Ingolstadt

44
Employees

South Korea *Sales and applications support for all our target markets, specialising in Location and Connectivity technologies.*

Seoul

51
Employees

Japan *Sales and applications support for a broad range of products including location, gaming and Bluetooth Smart.*

Tokyo

54
Employees

US *Engineering teams focused on expanding our Audio, Location and Document Imaging technologies combined with sales and applications support.*

Boston
Detroit
Plano
Phoenix
San Jose
Santa Ana

468
Employees

Israel *Engineering teams leading the development and production of our multifunction SoC platforms along with technology for Connectivity and Audio solutions.*

Haifa

276
Employees

India *Multi-disciplined engineering groups expanding our principal technologies in Location, Audio and Connectivity.*

Noida
Bangalore

235
Employees

Singapore *Systems development teams supporting Connectivity technologies along with sales, production logistics and regional headquarters.*

19
Employees

China *Development teams for our Automotive SoC platforms work alongside local sales and customer support teams.*

Beijing
Shanghai
Shenzhen

210
Employees

Taiwan *Local sales, production and supply chain operations, development groups for Document Imaging, Connectivity and Audio technologies.*

Chungli
Taipei

117
Employees

2,146
Number of employees

23
Number of offices

See more on page 14

www.csr.com	5

Chairman’s statement

CSR has transformed itself from a provider of Bluetooth components in handsets into a diversified platform provider, addressing attractive growth markets. Ron Mackintosh Chairman

CSR is an innovator in the development of multifunction semiconductor platforms across five strategic areas: Auto, Voice & Music, Imaging, and the two nascent markets of Bluetooth Smart and Indoor Location. Our platforms are adopted by many of the world’s leading technology and consumer focused companies in a wide range of consumer devices and automobiles. Together, these five strategic areas represent our areas of focus and we believe that they position us to deliver growth and sustainable returns in the medium and longer term.

Summary of 2013

2013 was a positive year for CSR, with underlying diluted earnings per share showing good growth on the prior year from $0.27 in 2012 to $0.46 in 2013.

Reflecting our strategy, Core revenue increased 9% from $661.1 million in 2012 to $722.3 million in 2013, while revenue from the Legacy Products business declined 35% from $364.3 million in 2012 to $238.4 million in 2013, which resulted in an overall Group revenue of $960.7 million for the year, a decline of 6%. Group gross margin has continued to improve, rising to 51.6% for 2013, as Core becomes a higher proportion of Group revenue. We have also increased cash generation, with cash generated from operating activities increasing to $82.3 million at the end of 2013, an increase of 11% on 2012.

Our IFRS operating loss was $48.4 million, a reduction on our 2012 operating profit of $107.9 million. Our IFRS diluted loss per ordinary share was $0.28 versus diluted earnings per ordinary share of $0.25 in 2012. This swing mainly reflects the profit in 2012 from the Samsung transaction, while in 2013 we recorded an impairment for our Cameras business, which I discuss in more detail below.

During the year, we concentrated on our platform strategy, and Joep van Beurden, our CEO, will provide more detail on this in his report.

Returns to shareholders

CSR’s performance enables us to continue investing in new products and technologies, which underpin our strategy and to sustain the return of capital to our shareholders, During the year, we returned $67.8 million to shareholders through the buyback of shares, in addition to pursuing our progressive dividend policy.

Subject to shareholder approval, the Board is recommending a final dividend of $0.091 per ordinary share. This would bring the total dividend for 2013 to $0.136 per ordinary share, an increase of 15% on 2012.

While we continue to return cash to shareholders, the Company has ended the year with cash, cash equivalents and treasury deposits of $306.2 million. Since 2010, CSR has returned a cumulative $506 million to shareholders via the combination of the tender offer in 2012, share buybacks and dividends.

Our competitive environment

The markets in which CSR operates continue to provide good prospects for growth. We recognise that in establishing and maintaining our objective of having market leading positions in our target markets, we are up against strong competitors, as well as a rapidly changing landscape for consumer electronics. Your Board is mindful of the challenges that lie ahead and we continue to evaluate the potential risks that could impact the Group. We address these matters in more detail on pages 35 to 37 and pages 45 to 51.

Overall during 2013, we have delivered strong revenue in the areas of Voice & Music and Auto despite increasing competition in both these markets. The markets in which we operate are also prone to rapid and significant changes, driven by end user demand and changes in technologies.

This has been the case particularly in Cameras (which is within our Consumer segment), whose market has seen a rapid decline due to people using their smartphones to take photographs, rather than established digital still camera products. As a result, in December, we decided to discontinue development of our camera–on-a-chip (COACH®) platform. We will be increasing investment in the growing areas of Bluetooth Smart and Voice & Music.

On behalf of the Board, I would like to recognise and thank the people who have worked on COACH and enabled the product to develop over many years. We are aware of the impact on our people, arising from the discontinuation of the development of COACH, and we wish them well for the future.

Board changes

In May 2013, Sergio Giacoletto-Roggio stood down from the Board, as previously announced. Sergio had been on the Board since January 2007 and also chaired our remuneration committee. His experience and abilities have been of enormous value to the Board and the committees on which he has served. I would like to thank him on behalf of the Board and wish him well.

On 6 December 2013, we were pleased to announce the appointment of Walker Boyd to the Board. Walker served as Group Finance Director of Signet Jewelers Limited (formerly Signet Group plc), and was also non-executive chairman of WH Smith PLC. He is currently non-executive chairman of Spirit Pub Company plc, a role he has held since its’ de-merger from Punch Taverns in August 2011.

6	CSR plc Annual Report and Financial Statements 2013

On 31 December 2013, Andrew Allner, a non-executive director and chairman of our audit committee stood down from the Board, in order to allow him to concentrate on his other commitments. The Board and management have benefited greatly from Andrew’s experience and knowledge across financial and commercial matters, over a period when CSR has undergone significant change since his appointment in 2008. I would like to thank him on behalf of the Board and wish him well. Following Andrew’s standing down from our Board, Walker has been appointed chairman of our audit committee.

Delivering our platforms

We are a ‘fabless’ semiconductor company and we would not be able to get to the position we are today without the support of our supply chain partners. I would like to express our thanks, in particular to both TSMC, whom we have worked with from our first chip to the present day, and ASE who provide CSR with testing, packaging and logistics.

Internet of Things

We are living in a world that is increasingly interconnected using digital technology. People are using wireless devices more frequently, be it for social networking, searching for up to the minute information, or consuming digital media. We also are seeing the early signs of the rise of machine-to-machine communications, often known as the ‘Internet of Things’ (IoT). Like many others, we see this as having the potential for a fundamental change in the way all of us use technology.

We believe over the next few years that smartphones or tablets will act as hubs which enable an increasing array of portable and wearable devices to connect to the internet. CSR has been investing in areas which we believe provide the technologies to facilitate this rapidly growing opportunity.

We are already engaged with customers on exploring how to deploy our Bluetooth Smart and Indoor Location technologies to meet the opportunity that the IoT provides. While this market has attracted competing ideas and players, we believe that CSR is well placed to compete and offer differentiated solutions which offer good prospects for growth in the medium to longer term.

Our people

On behalf of the Board, I would like to thank all the people from CSR for their effective contribution in 2013. We work in an increasingly changing environment and I continue to be positively surprised by the way the Company rises to the new challenges that are generated in the consumer electronics market.

Looking forward

The year 2013 has been one where we have consolidated our position. While we will undoubtedly have challenges ahead, we believe we have the right portfolio of technologies and people to execute our platform strategy, as we look forward with confidence to the future.

Ron Mackintosh

Chairman

25 February 2014

how we’re doing

—	The potential for Bluetooth Smart remains strong as we see increasing demand in areas such as Human Interface Devices, remote controls and wearables
—	We saw strong revenue growth in our Voice & Music business, supported by growth in our stereo audio products and licencees for our aptX® technology
—	In Auto, we have a good pipeline of design wins for our new generation of Automotive Infotainment platforms
—	We saw weakness in Cameras as people increasingly use smartphones rather than digital still cameras to take photographs

www.csr.com	7

Chief Executive’s review

I remain excited about the long-term prospects for the markets in which we operate and believe we are well positioned to grow faster than our industry. Joep van Beurden Chief Executive Officer

Financial review of the year

2013 has seen CSR deliver good Core growth, driven by a strong increase in Voice & Music revenue and a solid performance by Auto with growth starting in Bluetooth Smart, contributing to increased overall profitability and underlying earnings compared to 2012. We performed well in 2013, growing our Core revenue to $722.3 million, an increase of 9% on the prior year. Within Core, we saw particularly strong growth in Voice & Music, with revenue of $312.0 million, an increase of 64% from 2012. This was driven by the growth in stereo wireless audio devices such as soundbars, headphones and remote speakers. We have leading technologies in Voice & Music, the result of our research & development (R&D) investment and targeted, strategic acquisitions, which means we are able to offer differentiated solutions that contribute to our continued market leadership. We also saw a non-recurring positive impact in the first half of 2013, which was due to demand for mono headsets in China as a result of the enforcement of hands-free driving legislation.

We saw good growth in Auto, with revenue of $228.8 million, an increase of 8% on 2012. This was due to increasing adoption of our connectivity products and a more general shift towards the increasing deployment of electronics within the automobile industry. CSR was one of the first suppliers into the automotive market for wireless connectivity and we have a strong track record for supporting our customers, as they adopt our technologies for wireless connectivity and infotainment. We continue to work with the largest companies in the automotive market to develop a broadening range of solutions that support consumer demands for in-dash GPS functionality, audio, imaging and connectivity products.

Our Consumer segment revenue declined by 30% to $181.5 million, primarily due to declining revenue in Cameras.

STRATEGIC REPORT – OUR BUSINESS MODEL

Business model

Our strategy is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are fast growing and where we can deliver differentiated platforms with a leading market position. We aim to build a strong portfolio of innovative multifunction platforms using our connectivity, location, audio and imaging technologies for the market segments as described on pages 14 and 15. The delivery of this strategy has been supported by a combination of acquisitions and organic growth, which has allowed us to broaden the technologies we have under development. It has also widened our market presence and customer base. As a result, we have moved beyond the design and supply of single technology semiconductor products and related software solutions (predominantly using the Bluetooth standard for the mobile handset) that characterised our focus following our IPO in 2004.

Fabless

We are a ‘fabless’ semiconductor company. We design and develop semiconductor integrated circuits (chips), including platforms, and software, and subcontract to independent third parties the manufacture (wafer fabrication, packaging and test) of our products. Our manufacturing is mostly subcontracted to TSMC, a world class leading foundry, and ASE, a leading provider of semiconductor manufacturing services, and is predominantly undertaken in Taiwan, while other locations include South Korea, China, the United States, and Singapore. Our solutions increasingly include software, both on our chips and as part of broader system solutions.

We sell directly to the producers of consumer electronic equipment, as well as to original design manufacturers and distributors, and therefore our technologies and their lifecycles are impacted by the product cycle of many consumer end products.

Five markets

We focus on our chosen end markets, and aim to use our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We currently develop enhanced and connected platforms in our Voice & Music, Auto and Consumer business areas, where we believe we can achieve a strong position.

We focus on five strategic end markets in our Core business group – Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location – which we believe will enable us to generate sustainable revenue growth with good margins over the medium and longer term. Our objective is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our total serviceable addressable market to grow from approximately $3.1 billion in 2013 to $5.9 billion in 2018,

(excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 13.5%.

R&D

In order to be at the forefront of our chosen markets, we make significant investment in research and development. During 2013, we spent $273.1 million on R&D. The majority of our products under design are to be manufactured on the 40nm node, as moving to a smaller lithography can enable a lower bill-of-materials cost to the customer.

We continue to have dedicated processes which underpin the evaluation of new ideas from their conception through their development to market launch. Our overall aim is to grow our Core revenue while maintaining control of our underlying operating expenses, which comprise underlying R&D and SG&A costs.

8	CSR plc Annual Report and Financial Statements 2013

our five strategic areas of focus

Following the transfer of handset connectivity and handset location development operations to Samsung, our platform strategy has accelerated and we have focused our energies on five markets which we believe provide growth potential.

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with a goal to achieve sustainable growth with higher margins and returns.	We are developing enhanced and connected platforms in five end markets, including Automotive Infotainment, Imaging and Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location. We also develop a range of products for other markets including handsets, gaming and computer.	We take a disciplined approach to capital allocation, investing in higher margin platforms and markets where we see the best prospects for profitable revenue growth.

See more on page 14

www.csr.com	9

Chief Executive’s review continued

The digital still camera marketplace has experienced a sharp drop in demand with an acceleration in the move by consumers away from digital cameras, towards smartphones and tablets with video and still shot capabilities. Revenue from our Gaming business was also weaker as a result of weakness in some areas of the console market. At the same time, we see potential for growth in Bluetooth Smart – albeit from a small revenue base – driven by the general interest in Internet of Things, and we are making progress with our Indoor Location technology.

In December 2013, due to the weakness in the digital still camera market, we decided to discontinue investment in the COACH® platform. This decision resulted in a non-cash impairment charge for the 2013 financial year of $76.9 million. We also incurred restructuring costs of $6.5 million, which were mainly due to the planned redundancies for staff in the Camera business who were not redeployed to other business activities. These employees are expected to leave during 2014. We anticipate that further costs relating to this decision will arise during 2014. As a result of this action, in 2014 we expect revenue to be reduced by approximately $10 million and our underlying costs by approximately $30 million, compared to our expectations prior to December 2013.

Revenue in our Legacy Products Group, which comprises the discontinued home entertainment, handset connectivity and handset location businesses was $238.4 million, a decline of 35% on the prior year. Performance in this area was better than expected, primarily due to demand for our handset products. We expect Legacy Products revenue in 2014 to decline by around 65% compared to 2013. This compares to our previous expectation of 50% revenue decline and is due to products reaching end-of-life earlier than previously expected.

Growth in Core offset by a decline in Legacy revenue, resulted in a decrease of 6% in Group revenue in 2012, to $960.7 million in 2013.

We prepare our financial statements in accordance with IFRS, but also report ‘underlying measures’, which are non-IFRS measures. Underlying measures are supplemental measures that management uses in assessing the financial performance of the Company (see pages 136 to 139). Underlying gross margin increased from 50.8% in 2012 to 52.4%, as we increased the proportion of revenue derived from our higher margin Core business. Importantly, we saw Core underlying gross margins increase to 59.7%, compared to 58.1%, which we believe reflects well on our strategy of moving towards differentiated, higher margin platforms.

Gross margin mirrored the performance of underlying gross margin and increased to 51.6%, compared to 49.6% in the prior year.

TRENDS IN OUR MARKETPLACE

We operate in a fast moving marketplace and the results of our operations during 2011-2013 were materially affected by the following trends within the semiconductor industry in which we operate, several of which are likely to continue and which we expect are likely to affect our performance in 2014.

These include:

—	consumer taste for electronic devices can show rapid change and so impact on the size of the differing markets which take our products and technologies;

—	changes in the semiconductor industry, which can affect the availability of sufficient capacity to meet our demands for integrated circuits;

—	prevailing economic uncertainty particularly in China and India, which affects the level of demand for consumer related products;

—	we continue to see intense competition from third parties, particularly from Asia, including in respect of product features, pricing strategies and release of new products;

—	the recognised and ongoing trend in the semiconductor integrated circuits industry for declining average selling prices;

—	shorter order lead times;

—	cyclical trends in the semiconductor industry generally;

—	the lithographic dimensions used for semiconductors can now be measured almost in individual atoms and continue to reduce allowing improved throughput and functionality;

—	changes in consumer demand for particular applications, for example, the integration of standalone functions into devices like smartphones, such as taking photographs;

—	fluctuations in currency exchange rates which can affect our costs in light of the global nature of our business; and

—	litigation associated with alleged infringement of proprietary rights which is commonplace in the industry.

In addition, the majority of the technologies which we develop and supply to our customers are installed into devices that are sold to consumer markets. Demand for consumer products, and therefore for our own products, is subject to seasonal variation for the types of goods in which our products and technologies are used. This in turn affects our results, which typically are stronger in the second and third quarters of a financial year, as our customers increase orders in anticipation of demand for their own products.

We rely on our suppliers to provide the volumes of integrated circuits sufficient to meet the demands for our products from our customers. Our largest suppliers have continued to expand their capacities in the face of increasing demand. In most instances the strength of CSR’s relationship with its primary suppliers has enabled us to respond to the needs of our customers. We work to maintain a strong relationship with our suppliers and the Company has benefited from the commitment of a number of key partners who have supported our business.

10	CSR plc Annual Report and Financial Statements 2013

our platform positions

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our total serviceable addressable market (SAM) to grow from approximately $3.1 billion in 2013 to $5.9 billion in 2018 (excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 13.5%.

Why is it important?	What are we doing?

The adoption of integrated information and entertainment systems in vehicles continues to grow, whether it is GPS to guide the journey, video and music systems for passengers’ entertainment, or diagnostic systems which are used to maintain and repair the vehicles we drive.

We work with many of the world’s leading automotive manufacturers, providing integrated solutions that combine our existing strengths in audio and location.

SiRFstarlVTM GSD4e WLCSP is a complete navigation processor built on a low-power RF CMOS single-die, incorporating the baseband, integrated navigation solution, software, ARM7 processor, and RF functions. SiRFprimallTM is the latest member of the CSR family of location SoCs with integrated GNSS, designed to bring the rich location, connectivity and multimedia experience of a tablet computer to mainstream automotive dashboards.

Enterprise workforces are becoming increasingly mobile and reliant on smartphones and tablets. Mobile workers want to take attachments and other documents that are too complex to read on a small screen and conveniently print them on a nearby printer. We call this ‘walk-up printing’. CSR enables this with a complete printer controller platform that includes the system processor, wireless connectivity and document imaging software.	The Quatro® 5300 system processor is a powerful, highly integrated single-chip controller solution that manufacturers can use to develop a wide range of cost effective, differentiated printer products. Our DirectOffice® software enables printers to produce high-fidelity output from Word, PowerPoint, Excel and PDF documents when printed from a mobile device, so there is no need to go back to your PC to get the high- fidelity output you expect.

This market has experienced significant growth, driven by the demand from consumers to carry their music in digital form on their smartphone, tablet, or other mobile digital music players and stream their music to stereo headsets, soundbars or speaker docks.

We expect further growth in this area such as home entertainment systems enabled by our high-quality audio connectivity solutions.

We recently launched our VibeHubTM and VibePlayerTM networked solutions. VibeHub delivers powerful versatility for sourcing audio from home networked PCs, Bluetooth enabled devices, and even cloud-based sources, routing audio throughout the home to one or many speakers. VibePlayer complements this as a simple playout device.

Our platform solutions for soundbars, home theatre systems and other devices incorporate our family of MAPXTM multimedia applications processors, in addition to our CSR86xx series of Bluetooth streaming products.

Bluetooth Smart is an evolution of the Bluetooth standard which uses significantly lower power levels compared to ‘classic’ Bluetooth. It enables wireless connectivity between a broad range of devices including the latest smartphones, TVs and tablets.

We have seen increased interest in the area of Bluetooth Smart, with a growing pipeline of design wins. This has been driven, in part, by the use of a Bluetooth Smart Ready smartphone, or tablet, as a gateway to the cloud, also known as ‘Internet of Things’.

CSR’s Bluetooth Smart platforms combine software and hardware elements for a wide range of applications. We are engaged with a number of customers in various industries who are considering the use of this technology from health and fitness, to remote controls for voice and gesture operations, to the automotive industry.

Building on the success of GPS for location and navigation, there is a growing interest among consumers and business for similar capabilities within heavily built up areas, in places like shopping malls and even in subways and train stations.

SiRFstarVTM and SiRFusionTM platforms represent a new approach to location and navigation, supplementing traditional GPS location signals with other information such as other satellite systems, multiple radio systems, and various sensors, like accelerometers, gyros and compasses.

The system enables touchless deployment and is not dependent on any new infrastructure installation. We are currently engaged in multiple customer trials in handset and asset tracking markets.

www.csr.com	11

Chief Executive’s review continued

Underlying operating profit increased to $104.3 million from $74.0 million in 2012, reflecting the increase in both underlying gross margin, and our focus on reducing our cost base. The IFRS operating loss for the year was $48.4 million, compared with a profit of $107.9 million in 2012, reflecting the exceptional gain from the Samsung transaction and the negative impact due to the costs of the Cameras-based impairment.

Our underlying operating costs for the year were in line with our forecast at $399.1 million and were lower than our 2012 costs of $446.4 million. This reflected a full twelve month impact of the lower headcount following the transfer in October 2012 of 311 people to Samsung, in addition to our ongoing focus on cost reduction. Following the decision to discontinue investment in our COACH platform, we currently expect our underlying operating costs to be between $345 million to $365 million for 2014.

Diluted underlying earnings per share increased to $0.46 from $0.27 in 2012. Our IFRS diluted loss per share was $0.28, versus a diluted underlying profit per share of $0.25 in 2012. Our 2012 IFRS earnings to a large extent benefited from the exceptional gain arising from the Samsung transaction, while our 2013 IFRS earnings per share were negatively impacted by the costs of the Camera-related impairment and other restructuring costs.

We expect Core gross margins for 2014 to be within our previously stated range of 55% – 60%. We continue to focus on reaching our target of mid-teens underlying operating margin during 2014.

Capital allocation

We take a disciplined approach to capital allocation, investing in higher margin platforms and markets where we see the best prospects for profitable revenue growth.

We continue to retain a strong and healthy cash balance with cash, cash equivalents, treasury deposits and investments of $306.2 million, at the end of the year. This gives us the necessary flexibility when assessing whether we can acquire additional technological capabilities. Our two most recent transactions, both of which were completed in 2012, were the purchase of DDFA, an end-to-end digital audio processing amplifier technology, and the Map-X audio product line from Trident, which delivers HD audio decoding and internet streaming for next-generation home audio. Both have enhanced our capabilities within our Voice & Music products that we are supplying to our customers.

Technical innovation

We continue to develop and deepen our range of technical capabilities. During 2013, we and our partners Atmel and Conductive Inkjet Technology developed a reference design for the world’s thinnest wireless touch interface. The flexible device, which is less than 0.5mm thick, turns any area into a touch surface. Combining CSR’s low-power wireless technology with the latest in printable, flexible electronics and touch screen sensing from our partners, the device can be used to extend the touch interface of tablets and smartphones.

The paper-thin surface is wirelessly connected using the CSR1010 chip, part of the CSR µEnergyTM range, which is optimised solely for Bluetooth Smart. This reference design has attracted the attention of consumers and leading keyboard manufacturers.

In December 2013, we announced the listing of our first Bluetooth® 4.1 qualified solutions for our Bluetooth dual mode and Bluetooth single mode devices. Bluetooth 4.1, which was introduced in December 2013 by the Bluetooth Special Interest Group (SIG) is set to greatly improve the flexibility of classic Bluetooth and Bluetooth Smart communications. It will allow developers to design ever more secure and functional wearables and wireless sensors, which can communicate with one another as well as with multiple Bluetooth hubs at the same time.

Looking ahead – 2014 and beyond

Our products are used in a wide variety of consumer devices and, as a result, we are heavily exposed to consumer sentiment. The macro-economic environment has a significant impact on consumer sentiment, and 2013 was a year where we saw continued caution as a result of economic uncertainty and a shift in consumer tastes for electronic devices, such as the drop in demand for point-and-shoot cameras. In 2013 we saw growth in some of the world’s economies and challenges in others. The global outlook for 2014 remains uncertain.

For 2014 and beyond, we believe that we have a good opportunity to continue to grow our Core business. In Auto, we are experiencing strong design win momentum for automotive factory- fit infotainment platforms SoC. We continue to see good underlying growth in Voice & Music, after taking account of the non-recurring growth in China in the first half of 2013. We expect the declining revenue from our Legacy business to more than offset growth in Core, which leads us to moderate our revenue expectations for 2014 when compared to revenue in 2013.

Given the depth of our platform portfolio and the expertise of our people, I am confident that we can exploit the growth which we believe is available in our chosen markets.

Joep van Beurden

Chief Executive Officer

12	CSR plc Annual Report and Financial Statements 2013

our technologies

We aim to use our range of technologies – including connectivity (such as Bluetooth and Wi-Fi), audio and imaging processing, and location – to deliver integrated and differentiated technology platforms in order to achieve sustainable growth with higher margins and returns.

Below we show the key technologies that go to make up our platforms in our five strategic areas of focus.	See more on page 14

Automotive Infotainment
Imaging
Voice & Music
Bluetooth Smart
Indoor Location
Bluetooth/ Bluetooth Smart
Bluetooth/ Bluetooth Smart
Bluetooth
Bluetooth Smart
Bluetooth/ Bluetooth Smart
Wi-Fi
Wi-Fi
Wi-Fi
Wi-Fi
GPS
GPS
GPS
Audio
Audio
Audio
Processor
Processor
Processor
Processor
Processor
Analogue
Analogue
Analogue
Analogue
Image Processor
Image Processor
Power Management
Power Management
Power Management
Power Management
Power Management
Server S/W
Server S/W

www.csr.com	13

our performance in platforms

We continued our market leadership in the area of Bluetooth stereo audio, within Voice & Music. In Auto, we are seeing the increasing use of electronics in cars, while Consumer had a challenging year primarily due to weakness in Cameras.

STRATEGIC REPORT – PROGRESS IN PLATFORMS DURING 2013

Looking at our product areas in more detail, we continued our market leadership in the area of Bluetooth stereo audio, within Voice & Music. This market is growing rapidly, as more and more people carry their music in digital form on their smartphone, or other mobile digital music players, and stream their music to stereo headsets, soundbars or speaker docks. An increasing proportion of these devices can connect wirelessly through Bluetooth. We had more than 1,800 SIG (Bluetooth special interest group) stereo end product listings in the year, up from 950 in 2012.

Our aptX® audio codec technology - acquired in 2010 - is an important contributor to our success in this area. At the end of 2013 we had 236 licencees, a strong increase from 120 in 2012. It is a good example of an incremental acquisition which complements our platform technologies, enabling us to further extend our competitive advantage.

At the beginning of 2013, we demonstrated our aptX low latency codec which makes it possible for manufacturers to create ‘universal’ headphones and headsets that can be used both for high-fidelity wireless audio and gaming applications, as games can be interactively played and synchronised with high-quality audio and visual action using the same wireless link. And later in the year, we saw Monster launching the M7 tablet, the first source device with this aptX low latency codec, which has successfully tackled the issue of sound-to-video synchronization.

During 2013, we introduced the BlueCore® CSR8605, a single-chip ROM Bluetooth® music streaming device, a cost-optimised, highly configurable solution that delivers a quality audio experience to the entry-level market for wireless portable music speakers. Key features include five-band music equalisation, volume boost and remote control

(AVRCP) support to enable users to Play/Pause and Forward/Rewind streaming music from buttons on their portable music speaker.

We are making good progress with our Wi-Fi audio products, VibeHub and VibePlayer. We are engaging with a number of leading customers and expect to see products launched using our technology into the market during the first half of 2014. At the technology show CES, which was held in Las Vegas during January 2014, we introduced our VibeHub platform which will enable consumers to enjoy synchronised multi-room audio around the home using our SyncLock™ technology. This technology enables products to take content from any local or cloud- based source and create a multi-room audio experience over an existing home Wi-Fi® network.

VibeHub’s extensible networking capabilities enable interoperability with a wide range of today’s popular wireless streaming protocols, including Apple’s AirPlay, so that consumers are not limited to buying a specific ecosystem.

In Auto, we are seeing the increasing use of electronics in cars. While audio and navigation systems are now well established, the use of video and Wi-Fi is becoming more widespread, resulting in increasing demand for our Automotive Infotainment products and platforms, including our next-generation SiRFprimaII and SiRFatlasVITM 40nm automotive infotainment and navigation platforms. We also saw increasing demand from Tier One customers for our connectivity products, with our autograde Wi-Fi ramping into volume production with a number of customers. At the same time, we saw increasing competition for our platforms in the aftermarket in China. This market involves the car being fitted with an automotive infotainment system after purchase from an auto dealer.

During 2013, we launched the CSRC9300, our first 40nm combination chip with Wi-Fi, Bluetooth connectivity and audio capabilities qualified for the automotive market. The solution will enable car manufacturers to deliver future connected car applications, such as Miracast over 5GHz, and keyless entry using Bluetooth Smart. The CSRC9300 also features on-chip audio processing capabilities such as wideband speech and our high-end aptX audio codec, delivering premium quality audio connections for in-vehicle hands-free calling and Bluetooth stereo streaming.

We launched CSR1010 auto, the first autograde qualified single-mode Bluetooth Smart embedded device for automotive applications. It will service existing and upcoming in-vehicle wireless applications as part of a Bluetooth Smart based end-to-end solution and enables an automotive ecosystem with the

14	CSR plc Annual Report and Financial Statements 2013

CSR1010 auto in keyfobs, remote controls and sensors around the vehicle, creating multi-chip opportunities for us per vehicle.

Consumer had a challenging year. We have seen weakness in both Cameras and to a lesser extent in Gaming. Cameras is under pressure as smartphones and tablets are being increasingly used for taking pictures. As explained on page 10, we took action at the end of the year to end our investment in the COACH programme.

In our Document Imaging business, our Quatro 4300™ system-on-a-chip was chosen for the new Pringo pocket-size printer from HiTi Digital, Inc. The Pringo printer is the first mobile Wi-Fi enabled dye-sub photo printer to be introduced into the market, enabling consumers to affordably print high-resolution photographs on the go.

During 2013, we launched the enhanced performance version of the Quatro 5300 series, which incorporates an ARM 11 CPU core with up to 600 MHz processing speed and two Quatro Imaging Digital Signal Processors (DSPs), with up to 480 MHz processing speed. This enhanced performance allows the Quatro family to better bridge the gap between the differing features and pricing points of our Quatro 5300 series and the higher-end Quatro 45xx series.

While Camera and Gaming have been weak, we are beginning to see growth in the area of Bluetooth Smart. We believe that there are multiple potential use cases for Bluetooth Smart – a low power connectivity technology – in mobile portable devices, which are either handheld or worn by the user. These devices will be able to function using significantly lower power operating, in some cases for many years, on a single battery.

It is widely accepted that there is a growing market for a wide range of devices that connect to the ‘cloud’ – the third-generation in the development of the Internet. We believe that while, in time, there could be direct connectivity from these devices to the Internet, connectivity can be more quickly enabled via Bluetooth Smart to a mobile device, which in turn connects to the cloud.

In our engagement with potential customers, we are exploring many different applications for Bluetooth Smart in areas such as health & fitness and medical applications, human interface devices (HID), such as mice, keyboards and remote controls, gaming controllers and indoor location systems.

While revenue in 2013 from Bluetooth Smart has been small compared to our overall revenue, we continue to see the potential for strong medium and long-term growth in this market.

Google and the Bluetooth SIG announced in May 2013 that Android will include native support for Bluetooth Smart Ready and Bluetooth Smart devices in the next version of its operating system. This will result in time in the majority of new smartphones being able to integrate seamlessly with Bluetooth Smart Ready devices. In addition, Apple’s recent iOS 7.0 release supports Bluetooth Smart Ready HID.

In 2013, our Bluetooth Smart low energy connectivity was chosen for several next-generation wireless game controller and mouse products in the new GameSmart™ mobile gaming accessory product family of Mad Catz, a global provider of interactive entertainment products. We also saw a number of design wins in the health & fitness and human interface device markets, including a remote control for NTT in

Japan and the Nike Fuelband SE. We were also chosen by a Tier One company to supply our gaming controller platform for its new set-top box.

In December 2013, we introduced the CSR1012TM as an addition to the Bluetooth Smart product family. This provides a smaller form factor package, making it ideal for wearable devices such as smart watches and activity monitors.

At CES in January 2014, we demonstrated a range of connected jewellery, which was designed in conjunction with boutique jeweller Cellini, powered by the CSR1012 Bluetooth Smart platform. The pendant-style connected necklaces contain integrated electronics that enable the user to customise the colour and brightness emitted to suit their mood or to coordinate with a particular outfit. The electronics integrated into the jewellery have been designed to support a range of functions and so they can also alert users to new notifications on their smartphones, an application that would also be suited to a connected bracelet.

During 2013, we saw increased interest in the market for using Bluetooth Smart as wireless beacons to help show positioning within buildings. Looking further forward, we believe this infrastructure based model will mesh well with our own Indoor Location technology. We believe it will encourage the development of indoor maps, plus apps based on indoor location, to enable people to use their smartphones for locating people, or things, when indoors.

Our Indoor Location solution utilises infrastructure such as Wi-Fi and/or Bluetooth Smart to determine a user’s location indoors, in addition to motion and pressure sensors to build up a picture of a person’s positioning within a building or shopping mall. We believe that while there is still work to be done to refine our solution for commercial use, there is good potential for our technology and we are continuing to make good progress toward a commercial deployment.

Although we see Bluetooth Smart and Indoor Location as key areas of our future growth potential, we do not expect them to be a significant contributor to our sales in 2014.

www.csr.com	15

Measuring our performance (KPIs)

Using KPIs to monitor strategic performance

Our strategy is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are fast growing and where we can deliver differentiated platforms with a leading market position.

Using this summary we have identified the key strategic objectives, and use KPIs to monitor progress against these as explained in the table below.

Key Strategic Objectives	How we measure our performance	For further information see

Increasing profitability	Underlying operating profit	Pages 16 and 17
Headcount by region

Focus on fast growing markets	Revenue growth	Pages 17 and 18

Deliver differentiated platforms	Gross margin growth	Page 18

Grow shareholder returns	Underlying EPS	Pages 18 and 19
Working capital days

KPIs are used by management to track business performance over time, to understand general trends, and to consider whether we are meeting our strategic objectives.

We review our KPIs and adapt them as appropriate, in response to how our business and strategy evolves. The most recent review was undertaken during 2013 and reflects our new business structure after the Samsung Transaction, and the more recent announcement about discontinuing investment in the Cameras business line.

Following this review, our KPIs have been revised to ensure that the relationship between these measures and our strategy is clear:

—	KPIs on days outstanding and inventory turns are now included in our working capital days KPI, which also includes information on how we manage our supplier payment terms. We believe this best represents the funds available to return to shareholders and therefore we use this as an alternative to a KPI on free cash flow;

—	we have added new KPIs relating to the monitoring of underlying operating profit and the Compound Annual Growth Rate (‘CAGR’) of the Total Addressable Markets (‘TAM’) of our focus areas;

—	previously reported KPIs on average cost per employee and operating expenses by function are no longer disclosed, as management do not use these when making business decisions.

Increasing profitability

We believe that delivering increased profitability requires continual oversight of costs incurred in the operation of the business. CSR aims to increase profitability before tax by growing margins while maintaining a level of operational costs which are proportionate and necessary to support the business. We measure our success at this strategic action through two KPIs.

Underlying operating profit

We use this KPI to ensure we maintain the balance between gross margin and operational costs.

Underlying operating profit represents profits from our underlying operations excluding certain irregular or non-cash items that we believe do not represent our ongoing business activity. This is fully defined on pages 136 to 137. For the purposes of executive remuneration we measure this profit against the budgeted value as described on page 71.

For the purposes of monitoring business performance we review underlying operating profit as a proportion of revenue (underlying operating profit margin), so we can measure and compare year-on-year trends. We target to achieve underlying profit margins in the mid-teens.

16	CSR plc Annual Report and Financial Statements 2013

During 2013 underlying operating profit margin increased to 10.9% due to

—	a change in product mix generated a higher gross margin due to the greater proportion of Voice & Music products sold. Products from this segment have strong gross margin as explained on page 23;

—	the reduction in our operating cost base following restructuring activities that occurred over the last two years as explained on pages 25, 30 and 31; and

—	reduction in 2013 revenue following the 2012 Samsung Transaction, and shrinkage in the Cameras market as consumers continue to switch to smartphones. As this is the denominator in the calculation, reduction in turnover causes the underlying operating profit margin to increase.

Headcount

The development and delivery of innovative technologies is possible through the contribution of our people, operating in various territories across the world. Within CSR, the majority of the operational cost arises directly from the number of employees and their locations. We closely monitor the profile of our employees by region to ensure we have an appropriate presence to support our business, suppliers and customers.

We aim to maintain over 40% of our workforce in Asia where there is a plentiful supply of talented engineers and where many of our key growth markets are located.

In 2013 the percentage of employees based in Asia declined to 45% as we continued to withdraw from Legacy Home Entertainment and Handset markets. UK-based resource increased over the same period as we established a new office of Wi-Fi experts in Bristol, and recruited specialists in Bluetooth low energy. The restructuring relating to our decision to discontinue investment in future Camera products will see a number of employees leave the business in 2014, particularly in Asia. However the impact on regional headcount is likely to be offset by our targeted recruitment plan, which is part of our increased investment in strategic technologies.

Focus on fast growing markets

As described on pages 9 and 11 we focus our investment in five high growth-markets. We monitor the markets where we invest to help us understand the developing trends in each of these markets and to allocate resources where we believe the best opportunities for growth lie. We also monitor our own increase in revenue to track internal growth against that of our target markets.

Revenue growth

We measure growth in both our total and Core revenue to understand whether we are achieving appropriate levels of growth in our focused investment areas. Our Core businesses represent those areas where we continue to invest, and is an aggregate of the Voice & Music, Auto and Consumer reporting segments. As explained on page 71, growth in total revenue compared to the Annual Plan is also used as a measure within the Executive Incentive Plan.

We target to achieve year-on-year growth in Core revenue. For 2014 we target to see revenue growth in Core revenue. but expect to see a reduction in total revenue as our Legacy businesses reach their end of life.

In 2013, our total revenue declined in line with our expectations, primarily due to the Samsung Transaction, as explained on page 24. For 2013 our Core business, which was not impacted by this transaction, has grown by 9% year-on-year. This was primarily due to strong growth in volumes and prices in our Voice & Music and Auto business lines as further explained on page 23.

www.csr.com	17

Measuring our performance (KPIs) continued

Deliver differentiated platforms

An important part of our strategy is to be able to offer customer solutions which combine a number of differentiated technologies into a single product, which we call a platform. This can be technically complex to achieve, but allows us to provide our customers with differentiated solutions from those of our suppliers, and to therefore charge higher selling prices and, as a result to generate improved gross margins.

Gross margin

Movement in gross margin is an indication whether we are increasing the proportion of our business derived from platforms and whether our strategy to increase our business in this area is proving successful. We monitor both total gross margin, and that element that relates to the underlying gross margin allocated to our Core Business.

We believe that Core underlying gross margin best represents the ongoing profitability of the business and, in particular, best provides a comparable year-on-year trend. The Core business is the aggregate of all business lines where we continue to invest and the underlying gross margin excludes the effect of any accounting adjustments arising from acquisitions (for a full definition see page 137). IFRS gross margin follows the same trends and also includes the impact of amortisation on intangible assets acquired during historic acquisitions. In our operating model we target gross margins in the range of 55-60%.

In 2013 our measures of margin increased as we changed our Core product mix to deliver differentiated products which commanded higher gross margin. Additionally, the IFRS gross margin also grew as low margin legacy products are now a smaller proportion of the total business. A full description of these drivers can be found on pages 23 and 24.

Grow shareholder returns

We aim to grow returns to our shareholders. In recent years, this has been achieved through a combination of growth in the earnings per ordinary share, our progressive dividend policy and returns of capital through share buybacks. We maximise the funds available for these returns through working capital management and measure our success at this strategic action with the following two KPIs:

Underlying earnings per share ‘EPS’

This KPI represents the (loss) or profit for the period that we deliver (as defined on page 137) as a proportion of our existing and dilutive shares. We use underlying profit after tax as we believe it best represents the ongoing performance and profitability of the Group. We target year-on-year growth in underlying EPS across a long-range planning period.

	2009	2010	2011	2012	2013

Underlying EPS $	0.23	0.43	0.20	0.27	0.46

The increased underlying EPS in 2013 represents the increased profitability of the Group, as described on page 26, as well as a reduction in share volume following the cumulative impacts of ordinary share buybacks in 2012 and 2013.

Working capital days

The Company takes a disciplined approach to the allocation of the available capital resources and closely monitors how the business generates and utilises cash. Working capital days measures the cash used in our day-to-day business operations, which is therefore not available for distribution. It represents the aggregate of:

—	the number of days it takes to collect cash from customers (days sales outstanding);

—	the number of days we hold finished goods and raw materials as inventory (inventory days); and

—	the credit terms we have arranged with our suppliers (creditor days).

18	CSR plc Annual Report and Financial Statements 2013

We calculate creditor and inventory days on an annualized basis, however due to our credit terms we believe it is more appropriate to calculate days sales outstanding based on revenue from the previous 2 month period. On this basis, we target overall working capital days of 65 days or less.

	2009	2010	2011	2012	2013

Inventory days	81	74	104	64	59

Days sales outstanding	40	40	40	39	37

Creditors days	(61)	(49)	(46)	(44)	(37)

Working capital days	60	65	98	59	59

In 2013 the total working capital days in aggregate remained broadly consistent with those for the prior year.

As we stop manufacturing Legacy product lines, this consolidation of product range means we hold less buffer stock, reducing inventory days. We continue to focus on ensuring we hold the optimum balance of inventory to meet customer demands whilst minimising cost and inventory risk.

Days sales outstanding fell slightly due to a change in the mix of customers as we reduce sales volumes from handset products, and increase the sales to Voice & Music customers who traditionally have shorter credit terms.

Raw materials purchased have longer credit terms than non-raw material suppliers. As our raw material spend reduces in line with revenue, we therefore see a reduction in the average outstanding creditor days.

www.csr.com	19

Financial report

Introduction		Review of 2013		Review of 2012
Overview		22	Segmental performance	29	Segmental performance
		24	Income statement	30	Income statement

20	Highlights of 2013	27	Balance sheet	32	Cash flow

21	Highlights of 2012	28	Cash flow
				33	Finance policies

Introduction

This report discusses our results for the 52-week period ended 27 December 2013 and the 52-week period ended 28 December 2012. It focuses on our key financial metrics, being revenue, gross margin, operating profit, earnings per share and cash generation. It also provides information on our finance policies, including tax and treasury. This section should be read in conjunction with our financial statements that begin on page 91.

References below to ‘2011’, ‘2012’ and ‘2013’ are to the 52-week periods ended 30 December 2011, 28 December 2012 and 27 December 2013, respectively.

Non-IFRS measures

Although we prepare our financial statements in accordance with IFRS, we also report and discuss additional measures that we call ‘underlying’. These underlying measures are not IFRS measures. Management believes that these underlying measures provide investors with useful information regarding our ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers.

You can find a description of these underlying measures and their limitations, an explanation of why management believes they are useful to investors and a reconciliation to the most directly comparable IFRS measure on pages 136 to 139.

Overview

Highlights of 2013

	IFRS		Underlying

	2013	2012	2013	2012

Revenue	$960.7m	$1,025.4m	$960.7m	$1,025.4m

Gross margin	51.6%	49.6%	52.4%	50.8%

Goodwill and non-current asset impairment	($76.9m)	–	–	–

Profit on disposal of development operations	–	$127.2m	–	–

Operating (loss) profit	($48.4m)	$107.9m	$104.3m	$74.0m

(Loss) profit for the period	($46.4m)	$51.2m	$81.1m	$55.4m

Diluted (loss) earnings per share	($0.28)	$0.25	$0.46	$0.27

Net cash from operating activities	$82.3m	$73.9m	$82.1m	$73.9m

Treasury deposits, cash and cash equivalents	$306.2m	$333.3m	$306.2m	$333.3m

Trading Summary

We summarise below our performance during 2013 in comparison to 2012. For a more detailed explanation of movements please see the in-depth analysis on pages 22 to 26.

Revenue fell 6% in 2013 to $960.7 million from $1,025.4 million in 2012. This was mainly due to:

—	A decrease in Legacy revenue – during 2013 we experienced an expected fall in sales across all Legacy products, but in particular the revenue from sales of handset connectivity and handset location products, which transferred to Legacy in 2012 following the disposal of related development operations to Samsung (‘the Samsung Transaction’) which is more fully described on page 22.

—	Lower Camera sales volumes – during 2013 we saw a significant decline in sales volumes of digital still camera products reflecting a broader shift in the market from point-and-shoot models to smartphones and tablets. This is reported in our Consumer segment.

These decreases were partially offset by an increase in revenue from the Voice & Music and Auto segments, 64% and 8% respectively, due to increased sales volumes of higher priced products.

20	CSR plc Annual Report and Financial Statements 2013

Our IFRS gross margins increased to 51.6% in 2013 (2012 49.6%) primarily due to a shift in product mix away from lower margin handset products, combined with the strong growth in the higher margin Voice & Music business. Underlying gross margin increased to 52.4% for the same reasons (2012 50.8%).

Total operational costs comprise Research & Development (R&D) expenses and Sales, General & Administration (SG&A) expenses and fell by 12% to $466.8 million in 2013, compared to $528.4 million in 2012. This reduction in costs was primarily driven by a reduction in underlying operational costs, a $10.9 million reduction in litigation costs and the release of a $9.8 million litigation provision. This was offset by a $10.4 million increase in share based payment costs, driven by the increase in share price and the higher volume of shares issued to employees.

Underlying operational costs fell by 11% to $399.1 million in 2013, compared to $446.5 million in 2012. This was mainly due to the full year benefit of lower headcount following restructuring programmes which completed in 2012 that included the transfer of 311 employees as part of the Samsung Transaction.

The total operating loss for 2013 was $48.4 million after the impact of the non-cash $76.9 million impairment on ceasing to develop further camera products, and other non-underlying items.

Underlying operating profit grew to $104.3 million in 2013 (2012 $74.0 million) due to the strong underlying gross margin and lower operational costs as mentioned above.

Cameras

On 10 December 2013, we announced our decision to cease development of future camera–on-a-chip (COACH) platform products, in order to focus investment on higher growth markets. This decision resulted in a non-cash $76.9 million impairment to the goodwill, intangible assets and tangible assets allocated to the Cameras cash generating unit (CGU). This charge comprised $50.5 million impairment on goodwill, $26.2 million on intangible assets and $0.2 million on tangible assets.

In connection with this decision, during 2013, we also incurred restructuring costs of $6.5 million which were mainly due to the planned redundancies for 152 staff in the Camera business who were not redeployed to other business activities. These employees are expected to leave during 2014. We anticipate that further costs relating to this decision will arise during 2014.

Returns to Shareholders

During the 2013 financial year CSR bought back 8.45 million of its own ordinary shares in the open market for an aggregate of $67.8 million, the details of which are disclosed on page 85. As at 27 December 2013, $7.2 million remained outstanding from the most recent buy back, which commenced in September 2013. In addition during 2013, the Employee Benefit Trust purchased 0.5 million shares for an aggregate of $4.8 million.

In respect of the 2013 financial year, the Company paid an interim dividend of $0.045 per ordinary share in September 2013 and the Board is recommending a final dividend for 2013 of $0.091 per ordinary share. The total dividend for 2013 is therefore $0.136, an increase of 15% over the total dividend relating to 2012. Subject to shareholder approval the final dividend is expected to be paid in May 2014 to shareholders on record as of 9 May 2014.

Litigation

During 2013 we paid $12.0 million to settle outstanding lawsuits of which $7.5 million had been accrued in 2012.

In March 2013 the US Supreme Court dismissed the case brought by the US Securities and Exchange Commission against two former officers of Microtune, Inc. in respect of which CSR assumed certain indemnification obligations as a result of the acquisition of Zoran Corporation in 2011. As a consequence of the court’s decision, we released a litigation provision of $9.8 million.

For further details of on-going litigation affecting CSR see note 26 to the consolidated financial statements.

Highlights of 2012

	IFRS		Underlying*
	2012	2011	2012	2011
Revenue	$1,025.4m	$845.2m	$1,025.4m	$845.2m

Gross margin	49.6%	45.5%	50.8%	49.8%

Profit on disposal of development operations	$127.2m	–	–	–

Operating profit (loss)	$107.9m	($48.4m)	$74.0m	$49.2m

Profit for the period	$51.2m	$33.9m	$55.4m	$36.8m

Diluted earnings per share	$0.25	$0.19	$0.27	$0.20

Net cash from operating activities	$73.9m	$12.6m	$73.9m	$12.6m

Treasury deposits, cash and cash equivalents	$333.3m	$277.8m	$333.3m	$277.8m

www.csr.com	21

Financial report continued

Trading Summary

We summarise below our performance during 2012 in comparison to 2011. For a more detailed explanation of movements, please see the in-depth analysis starting on page 24.

Revenue in 2012 grew 21% to $1,025.4 million following the inclusion of a full year of trading activity for the operations acquired as part of the Zoran acquisition compared to the four months in 2011 from completion of the acquisition to the year end. We also saw growth in the Voice & Music segment mainly due to increased volumes of higher priced products.

Our IFRS gross margin increased during the year to 49.6% (2011: 45.5%) mainly due to a shift in product mix to higher margin Voice & Music business, from lower margin handset sales. This increase was partially offset by amortisation of intangible assets acquired with Zoran. Underlying gross margins increased to 50.8% (2011: 49.8%) due to the same shift in product mix.

Total operating costs (R&D and SG&A) increased due to full year impact of the employees and cost base absorbed from the Zoran acquisition compared to the four months in 2011 from completion of the acquisition to the year end. This was partially offset by the effect of restructuring activities during the year. In addition employee numbers and the overall cost base were also reduced following the Samsung Transaction in October 2012.

Samsung Transaction

On 4 October 2012, we completed the disposal of our handset connectivity and handset location development operations to the Samsung Group for cash consideration of $310 million (Samsung Transaction). This transaction included the transfer of 311 employees, certain rights over technology, in addition to the transfer of 21 US patents (and respective international counterparts) in the areas of handset connectivity and handset location. As a consequence, the Group discontinued investment in future handset location and handset connectivity technologies.

The terms of the Samsung Transaction included a potential purchase price adjustment of up to $10 million increase or decrease depending on the timing of certain deliverables that CSR and Samsung agreed to deliver together. At 27 December 2012, the fair value of this adjustment was deemed to be $nil. During 2013 the adjustment terms were amended which reduced this to a maximum of $5 million increase or decrease. As at 27 December 2013 we have recorded a $5 million liability based on our assessment of the probability of a negative adjustment arising.

In 2012 a gain of $127.2 million was recorded from the Samsung Transaction, with an associated tax charge of $56.3 million. See note 33 to the financial statements for further details.

In addition, as part of the Samsung Transaction 9.93 million of our ordinary shares were issued to Samsung Electronics Europe Holding Coöperatief U.A. for $34.4 million.

Returns to Shareholders

During 2012, we bought back 2.45 million ordinary shares for $9.4 million. In addition, on 30 November 2012, the Company completed a tender offer and purchased 49.08 million ordinary shares for $285 million.

In respect of the 2012 financial year the Company paid dividends of $0.118 per ordinary share, of which $0.08 was paid as a final dividend in June 2013, and $0.038 was paid as an interim dividend in September 2012.

Review of 2013

Segmental performance

We divide our operations into two business groups, Core and Legacy.

Core comprises our Auto, Voice & Music and Consumer segments, while our Legacy segment comprises businesses where, following strategic transactions, we no longer invest. Specifically, Legacy consists of the discontinued Home Entertainment business lines acquired as part of the acquisition of Zoran in 2011 and the handset connectivity and handset location business lines that we retained following the Samsung Transaction in 2012.

Results for our four segments are regularly reviewed by senior management including the CEO who is the Chief Operating Decision Maker, to understand how each area has impacted the results of our Group and to assist in the allocation of resources. Therefore we report the results of these business areas as operational and reporting segments as defined by IFRS 8. There were no changes to these segments during 2013.

22	CSR plc Annual Report and Financial Statements 2013

The table below shows our segmental performance in 2013 and 2012.

	2013	2013	2012	2012	2013 vs 2012
Revenue	$ million	% Revenue	$ million	% Revenue	% change

Auto segment	228.8	23.8	212.2	20.8	8

Consumer segment	181.5	18.9	258.7	25.2	(30)

Voice & Music segment	312.0	32.5	190.2	18.5	64

Core business group	722.3	75.2	661.1	64.5	9

Legacy segment	238.4	24.8	364.3	35.5	(35)

Total	960.7	100.0	1,025.4	100.0	(6)

Underlying operating result*

Auto segment	(7.4)	–	3.2	–	(331)

Consumer segment	(70.4)	–	(15.6)	–	(351)

Voice & Music segment	123.1	–	75.1	–	64

Core business group	45.3	–	62.7	–	(28)

Legacy segment	59.0	–	11.3	–	422

Total	104.3	–	74.0	–	41

* Operating result means the underlying operating profit or (loss) in the year

Auto

In 2013, revenue from our Auto segment increased 8% to $228.8 million, from $212.2 million in 2012.

During 2013, we saw higher volumes from the continued growth in adoption rates of Bluetooth, location products and Wi-Fi technologies in cars. This is part of the general trend by Tier One manufacturers to adopt connectivity and location features in their vehicles and we expect this to continue as car manufacturers seek to provide drivers and passengers with enhanced in-car information and entertainment.

The underlying operating loss in 2013 for the Auto segment was $7.4 million compared to a profit of $3.2 million in 2012. The fall in profitability reflected increased R&D investment in this segment during 2013 as part of our strategy to develop the next generation of automotive connectivity devices. We expect that the higher level of investment in this area will continue during 2014 to support our strategy to grow this segment.

Consumer

In 2013, revenue from our Consumer segment decreased 30% to $181.5 million from $258.7 million in 2012. This decrease was primarily driven by a 58% fall in revenue from our Cameras business line, reflecting the decline in the digital-still camera market as consumers continued to switch to photo technology embedded in smartphones.

The underlying operating loss for Consumer in 2013 was $70.4 million (2012 underlying operating loss $15.6 million). While gross margin percentages in Consumer business lines remained strong, the operating loss increased compared to 2012, as a result of the lower sales volumes in Cameras mentioned above. In addition, profitability declined further as we continued to invest in R&D for the nascent Bluetooth Smart and Indoor Location technologies, which form part of the Consumer segment. We see these as areas of future growth potential, but at present they are nascent markets where we do not yet have significant volumes of sales. We expect to continue to invest in these technologies in 2014 and beyond to support our strategy and grow this segment.

Voice & Music

In 2013, revenue from our Voice & Music segment increased 64% to $312.0 million, from $190.2 million in 2012.

During 2013 we continued to see strong growth in Voice & Music driven by the increased consumer demand for playing digital content wirelessly on remote speakers, speaker docks and wireless stereo headphones. We believe these trends will continue in 2014. In the first half of 2013, we saw significant additional revenue for our mono audio headset products due to demand driven by enforcement of hands-free driving legislation in China, which, as expected, did not continue into the second half of the year.

Underlying operating profit for Voice & Music in 2013 grew to $123.1 million (2012 $75.1 million), due to volume growth in higher margin stereo products, as well as the impact of the above mentioned increased volume of mono headset sales in China.

www.csr.com	23

Financial report continued

Legacy

In 2013, Legacy segment revenue was $238.4 million, compared to $364.3 million in 2012, a reduction of 35% which was slower than anticipated, mainly due to continued demand for legacy handset products which lasted longer than we expected.

Legacy consists of the discontinued home entertainment business lines acquired as part of the acquisition of Zoran in 2011, in addition to the revenue from the handset connectivity and handset location business lines which we retained following the Samsung Transaction.

As we are no longer developing further products using our Legacy technologies, we expect to see reducing revenues in this segment as customers switch to next-generation products and by the end of the 2015 financial year, we expect this segment to report minimal revenue streams.

Legacy products remain profitable to the Group, despite having margins lower than that of our Core business, as we do not incur any R&D costs in developing next-generation products and technologies.

IFRS and Underlying Income Statements – 2013 compared to 2012

	2013		2012
					Increase
	Amount		Amount		(decrease)
	$ million	% of Revenue	$ million	% of Revenue	$ million	% change

Revenue	960.7	100.0	1,025.4	100.0	(64.7)	(6)

Cost of sales	465.4	48.4	516.3	50.4	(50.9)	(10)

Underlying cost of sales	457.3	47.6	505.0	49.2	(47.7)	(9)

Gross profit	495.3	51.6	509.1	49.6	(13.8)	(3)

Underlying gross profit	503.4	52.4	520.4	50.8	(17.0)	(3)

R&D expenses	273.1	28.4	290.4	28.3	(17.3)	(6)

Underlying R&D expenses	248.4	25.9	272.3	26.6	(23.9)	(9)

SG&A expenses	193.7	20.2	238.0	23.2	(44.3)	(19)

Underlying SG&A expenses	150.7	15.7	174.1	17.0	(23.4)	(13)

Goodwill and non-current asset impairment charges	76.9	8.0	–	–	76.9	n/m

Profit on disposal	–	–	127.2	12.4	(127.2)	n/m

Operating (loss) profit	(48.4)	(5.0)	107.9	10.5	(156.3)	(145)

Underlying operating profit	104.3	10.9	74.0	7.2	30.3	41

Revenue

Our revenue is generated principally from the sale of products to producers of consumer electronic equipment and original design manufacturers and distributors.

In 2013, our revenue was $960.7 million, compared to $1,025.4 million in 2012, a reduction of $64.7 million (6%). This year on year reduction was primarily due to handset customers switching to alternative suppliers for next-generation chips following the disposal of our handset connectivity and handset location development operations to the Samsung Group in 2012 (see page 22 for details) and declining demand for the Group’s camera technologies adopted into point and shoot cameras. This decrease was partially offset by growth in the Auto and, more importantly, the Voice & Music segments. These factors are explained in more detail in the segmental review above.

Volume weighted average selling prices decreased by approximately 5% during 2013. This decline was caused by usual product life cycle trends offset by a change in product mix, as lower priced handset chips became a smaller proportion of our business. There is an established trend in our industry where individual products see declining average selling prices as they mature. To mitigate this we invest in new technologies and products which can command higher prices for new innovative features.

Geographic analysis of revenue

We operate in three principal geographic areas: Asia, the Americas and Europe, and we analyse our revenue based on the region of our customers manufacturing locations. On this basis we consistently derive the significant majority of our revenue in Asia.

More information on our geographical splits of revenue can be found in note 5 to the consolidated financial statements.

Major customers

In 2013 our top ten customers provided 39% of total revenue (2012 40% and 2011 46%). Further information about our major customers can be found in note 5 to the consolidated financial statements.

Gross profit

In 2013, our gross profit margin increased to 51.6% (2012 49.6%) primarily due to a change in product mix where falling sales volumes of Legacy handset products were partially replaced by higher margin products from our Voice & Music and Auto segments.

The increase in gross margin profitability was not enough to offset the effect of declining revenues as explained above so, in absolute terms gross profit decreased to $495.3 million in 2013, from $509.1 million in 2012.

Gross profit includes $8.2 million of amortisation of intangible assets arising from historical acquisitions (2012 $11.3 million).

Excluding these charges the underlying gross profit for 2013 was $503.4 million, producing an underlying gross margin of 52.4%. (2012 $520.4 million, 50.8%).

24	CSR plc Annual Report and Financial Statements 2013

Research and Development (R&D) expenses

We analyse R&D expenses between underlying and other R&D expenses. The table below sets forth the main components of the total R&D expense, and highlights the differences between these two measures.

	2013		2012		2013 vs 2012
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase $ million	% change

Research and Development

Underlying R&D expenses	248.4	25.9	272.3	26.6	(23.9)	(9)

Share-based payment charges	22.9	2.4	15.0	1.5	7.9	53

Amortisation of acquired intangible assets	1.8	0.2	3.1	0.3	(1.3)	(42)

Total	273.1	28.4	290.4	28.3	(17.3)	(6)

Underlying R&D costs were 9% lower at $248.4 million for 2013, mainly due to the inclusion of $6.2 million of UK R&D tax credits, and a reduction in R&D headcount following the transfer of 288 engineers as part of the Samsung Transaction in October 2012. Primarily because of this transaction, we saw the average R&D headcount fall from 1,654 in 2012, to 1,458 in 2013.

Share based payment charges increased by $7.9 million between 2013 and 2012 due to the increase in our share price, which increased both the fair value of share options and awards issued in 2013 and the accrued cost of cash settled shares and associated taxes.

Amortisation of acquired intangibles fell in 2013 because assets recognised as part of our 2009 acquisition of the SiRF group became fully amortised in the year.

Sales, General and Administration (SG&A) expenses

SG&A expenses were $193.7 million in 2013, a decrease of 19% from 2012 ($238.0 million). We analyse SG&A expenses between underlying SG&A and other costs, which are shown below:

	2013		2012		2013 vs 2012
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change

Sales, general and administrative

Underlying SG&A expenses	150.7	15.7	174.1	17.0	(23.4)	(13)

Amortisation of acquired intangible assets	6.8	0.7	8.3	0.8	(1.5)	(18)

Share-based payment charges	15.4	1.6	12.8	1.2	2.6	20

Integration and restructuring costs	24.7	2.6	27.5	2.7	(2.8)	(10)

Patent and litigation settlement	4.7	0.5	15.5	1.5	(10.8)	(70)

Release of litigation provision	(9.8)	(1.0)	–	–	(9.8)	–

Fair value of contractual milestones	5.0	0.5	–	–	5.0	–

Other operating income	(3.8)	(0.4)	(0.2)	–	(3.6)	–

Total	193.7	20.2	238.0	23.2	(44.3)	(19)

—	Underlying SG&A costs were lower primarily due to a reduction in average headcount from 820 in 2012, to 659 in 2013; this reduction was mostly due to the full year impact of restructuring activities in 2012 and 2013.
—	Amortisation of acquired intangibles fell in 2013 because assets recognised as part of our 2009 acquisition of the SiRF group became fully amortised during the year.
—	Share-based payment charges increased by $2.6 million in 2013 due to the increase in our share price, which increased both the fair value of share options and awards issued in the year and the accrued cost of cash settled shares and associated taxes.
—	Integration and restructuring costs in 2013, predominantly relate to restructuring that completed during the year and related to the Samsung Transaction in 2012, rationalisation of the Group’s legal entities and offices following the 2011 Zoran acquisition, and $6.5 million of costs due to our decision to cease investment in future camera products.
—	Integration and restructuring costs during 2012 were significantly higher than 2013 and consisted of the final restructuring and integration programme costs following the 2011 Zoran acquisition, and costs arising following the Samsung Transaction.
—	Litigation settlement costs of $4.7 million in 2013 were $10.9 million lower than in 2012 ($15.5 million). In 2013 we also released a provision of $9.8 million relating to other historical litigation. See page 120 for further information.
—	As part of the Samsung Transaction we supported Samsung in certain R&D activities, from which we earned $3.8 million of other operating income during 2013. Costs associated with this support are reported within restructuring and integration costs. We currently expect the level of this support, and the income and costs arising from these activities, to decline during 2014.
—	Under the terms of the Samsung Transaction, provision was made for possible adjustment of up to $5 million in consideration depending on the timing of certain deliverables that CSR and Samsung agreed to deliver together. As at 27 December 2013 we estimated the fair value as a $5 million liability based on the current timetable of deliverables.

www.csr.com	25

Financial report continued

Other items

In 2013, following the announcement that we were no longer investing in further development of certain camera products, we impaired $76.9 million in respect of goodwill and fixed assets allocated to the cameras cash generating unit (‘CGU’). For further details see pages 10 and 21.

In 2012, we recognised a $127.2 million profit on the Samsung Transaction. Further details of this transaction, including the possible adjustment to consideration, can be found on page 22 and note 33 to the consolidated financial statements.

Operating result

Our IFRS operating loss for 2013 was $48.4 million, compared to an operating profit of $107.9 million in 2012. This reduction in profitability was mainly due to:

—	the 2013 non-cash impairment of $76.9 million in the Cameras CGU;

—	profit from the Samsung Transaction increasing the 2012 result by $127.2 million; and

—	lower 2013 Legacy revenue following the Samsung Transaction which gave rise to a $13.8 million reduction in gross profit.

These were offset by a $61.6 million reduction in SG&A and R&D costs primarily due to lower headcount, and savings on litigation and restructuring costs.

All of these items are explained more fully above.

The IFRS operating margin for 2013 was a loss of 5% for 2013, compared to a profit of 10.5% in 2012.

Underlying operating profit was $104.3 million in 2013, compared to $74.0 million in 2012. This increase was mostly driven by the reduction in SG&A and R&D costs discussed on page 25. Underlying operating margin was 10.9% compared to 7.2% in 2012.

Investment income and finance costs

Investment income primarily represents the interest earned on our cash, cash equivalents and treasury deposits which averaged $302.4 million during 2013 (2012 $320.7 million). The 2012 average was higher due to the elapsed time between receiving cash from the Samsung Transaction in October 2012, and the cash outflows arising from the return of capital to shareholders in 2012.

Investment income on these assets fell to $0.9 million (2012 $1.2 million) due to a fall in market interest rates, and the lower average of cash held.

Finance costs in 2013 include a $1.2 million change in valuation of our equity investments whilst finance costs in 2012 were inflated due to the costs of hedging the tender offer in November 2012. A breakdown of finance costs can be found in note 9 to the consolidated financial statements.

Taxation

The tax credit for 2013 was $6.1 million, compared to a charge of $50.7 million in 2012. This results in an effective tax rate of 11.6% for the year (2012: 49.8%).

The rate is lower than the average UK statutory rate of 23.25% due primarily to the non-deductibility for tax purposes of the Camera impairment, although this was offset in part by the release of historic provisions relating to the former Zoran operations. The higher tax rate for 2012 was driven by a high tax rate on the disposal of our handset connectivity and handset location business to Samsung due primarily to the non-deductibility of the goodwill written off on disposal.

The underlying effective tax rate for 2013 was 20.3%, which differed from the rate of 23.25% due mainly to reductions from US R&D tax credits and the UK Patent Box, combined with the release of provisions following the successful conclusion of audits by various tax authorities, counterbalanced by the impact of non-recognition of trading tax losses in Israel.

The underlying effective tax rate excludes the tax impacts of items not included within our underlying profit before tax measure. It also excludes the impact of tax rate changes on our deferred tax assets and liabilities, and changes to deferred tax assets due to additional loss (or other temporary difference) recognition or de-recognition.

Result for the period

For the 2013 financial year we recorded a loss for the period of $46.3 million, compared to a profit of $51.2 million in 2012. This reduction in profitability is mainly due to the reduction in operating profit in the year, and taxation movements, as explained above.

We recorded an underlying profit for 2013 financial year of $81.1 million, compared to $55.4 million in 2012, reflecting the improvement in underlying operating profit and reduction in taxation costs as explained above.

Earnings per share

Basic and diluted losses per ordinary share were $0.28 and $0.28 respectively in 2013, compared to basic and diluted earnings per ordinary share of $0.26 and $0.25 in 2012. Underlying diluted earnings per ordinary share was $0.46 in 2013 and $0.27 in 2012.

The main factors leading to these movements were the change in profitability for the period, as described in the paragraphs above and the reduction in the number of outstanding ordinary shares following the share buybacks undertaken in 2013 which are explained on page 85.

26	CSR plc Annual Report and Financial Statements 2013

Balance Sheet

	27 December 2013 $ million	28 December 2012 $ million

Non-current assets

Goodwill	131.3	181.8

Other intangible assets	72.3	120.8

Property, plant and equipment	36.4	26.3

Investments	2.5	3.7

Deferred tax asset	109.2	89.2

Long-term asset	31.0	31.0

	382.7	452.8
Current assets

Inventories	73.9	87.8

Derivative financial instruments	6.2	2.7

Trade and other receivables	114.2	124.1

Treasury deposits and investments	78.8	18.5

Cash and cash equivalents	227.4	314.8

	500.5	547.9

Total assets	883.2	1,000.7

Current liabilities	(218.2)	(260.5)

Non-current liabilities	(35.4)	(45.3)

Total liabilities	(253.6)	(305.8)

Net assets	629.6	694.9

Goodwill

Goodwill at 27 December 2013 was $131.3 million, a decrease of $50.5 million on 2012.

During 2013 the decision to cease future investment in digital still camera products reduced our forecasts of future cashflows for Camera products, resulting in a fall in the value in use of the Cameras cash generating unit (CGU). We therefore booked an impairment of $50.5 million to reduce the goodwill allocated to Cameras to $nil.

For further information see note 13 to the consolidated financial statements, which explains how we test for impairment and the assumptions we use in this test.

Intangible assets and property, plant and equipment (PPE)

During the year we invested $29.2 million in our PPE and intangible assets, the majority in new buildings and IT infrastructure following office moves in India, US, UK and China. Tangible and intangible assets of $26.4 million were impaired during 2013, relating to the decision to cease future investment in the digital still camera market as explained on pages 10 and 21. We have contractual commitments for $1.9 million for the acquisition of other intangible assets and PPE. For further information see notes 14 and 15 to the consolidated financial statements.

Deferred tax

The increase in the deferred tax asset to $109.2 million at 27 December 2013 from $89.2 million at 28 December 2012 is mainly due to the increase in future tax deductions with respect to share options resulting from the increase in CSR plc’s share price during 2013, together with increases in tax losses with regard to the release of historic provisions relating to the US. The deferred tax liability of $4.9 million principally relates to tax payable in future periods with respect to the Samsung Transaction.

Long-term asset

Arising from the Samsung Transaction in 2012, this asset is available to meet specific types of warranty claims. No such claims were received during 2013.

Inventory

We aim to maintain sufficient inventory to enable us to meet our customer lead times, which are often short to meet the end customer patterns of demand. We seek to balance this with our awareness and assessment of the pace of change in our consumer end market and the need to minimize working capital to earn returns for shareholders.

Inventory was $73.9 million compared to $87.8 million in 2012. This 16% fall in inventory reflects the reduction in the number of different products that we offer as we withdraw from our legacy markets. Improvements in forecasting processes have also reduced the volume of buffer stock held in order to ensure smooth customer order fulfilment.

Trade receivables

Trade receivables represent 37 debtors days compared to 39 days in 2012. The decrease reflects the change in customer base as, following the discontinuation of handset location and handset connectivity products, our average customer terms are now reduced.

www.csr.com	27

Financial report continued

Liabilities

We had total liabilities of $253.6 million as at 27 December 2013, compared to $305.8 million as at 28 December 2012.

Accruals decreased by $29.8 million during the year primarily as specific accruals for litigation, intellectual property costs and costs arising from the Samsung Transaction were settled during the year.

Provisions for restructuring of $7.1 million were created during 2013, of which $6.3 million arose due to the decision to cease development of future digital still camera products. As noted on page 25, we released a $9.8 million provision relating to potential litigation.

Contractual obligations

As shown in the table below as at 27 December 2013, our principal contractual obligations consisted of amounts payable under operating leases, trade and other payables and outstanding purchase obligations. The Group did not have any off balance sheet arrangements other than the operating leases shown in the table below.

The Group has a defined benefit severance plan in its Israeli subsidiary. For more details see note 30 to the consolidated financial statements.

	Total $ million	Less than 1 year $ million	1 to 3 years $ million	3 to 5 years $ million	More than 5 years $ million

Finance leases	0.7	0.7	–	–	–

Operating leases	65.9	27.3	17.5	7.6	6.0

Trade and other payables[1]	228.4	204.6	21.8	2.0	–

Purchase obligations[2]	130.1	126.9	3.2	–	–

1 Trade and other payables includes the litigation settlement of $28.1 million, payable over 2 years.

2 Purchase obligations represent non-cancellable purchase orders.

Cash flow in 2013 compared to 2012

	52 weeks ended 27 December 2013 $ million	52 weeks ended 28 December 2012 $ million

Cash, Cash Equivalents & Treasury Deposits

As at 28 December 2012	333.3

As at 30 December 2011		277.8

Operating cashflows before movements in working capital	90.3	41.8

Working capital movements	(5.1)	36.1

Taxation	(2.5)	(0.9)

Interest paid	(0.4)	(3.1)

Net cash from operating activities	82.3	73.9

Capital expenditure	(41.0)	(25.6)

Purchases of own shares	(71.6)	(293.8)

Payment of dividends	(20.4)	(21.3)

Proceeds on issue of share capital	24.2	53.1

Other financing activities	(0.6)	(2.1)

Disposal of development operations – Samsung Transaction	–	271.3

Net increase in cash, cash equivalents and treasury deposits	(27.1)	55.5

As at 27 December 2013	306.2

As at 28 December 2012		333.3

Cash, cash equivalents and treasury deposits decreased by $27.1 million from $333.3 million as at 28 December 2012 to $306.2 million as at 27 December 2013. A breakdown of this movement is shown in the table above, which is different to the consolidated cashflow statement found on page 94 of the consolidated financial statements because it includes movements on treasury deposits as part of its analysis.

In 2013 we generated $82.3 million cash from day to day operating activities (2012 $73.9 million). In 2013 we continued to pay minimal cash tax due to utilization of tax losses, and we expect this to continue in 2014. We also generated $24.2 million of cash from proceeds of share issues, compared to $53.1 million in 2012 which benefited from a $34.4 million new share issue as part of the 2012 Samsung Transaction, (see page 22 for further details). During 2013, we spent $41.0 million on capital expenditure which included $14 million on intangible assets that were capitalized in 2012.

28	CSR plc Annual Report and Financial Statements 2013

Cash remaining with the Group after capital expenditure is used by CSR to support its strategic objectives to increase profitability and grow shareholder returns. During 2013, we spent $92.0 million returning cash to shareholders through purchases of our own shares and payment of dividends. In 2012 we returned $315.1 million to shareholders of which $284.3 million was returned in a Tender Offer and the remainder was returned as part of share buyback programmes or as dividends. The disposal of development operations in the Samsung Transaction gave a cash inflow to CSR of $271.3 million which is explained in note 33 to the consolidated financial statements.

CSR holds cash funds with differing rates of liquidity. Funds that are immediately available or held on short term deposit are called “cash and cash equivalents” whilst funds placed on deposit for more than 90 days care called “treasury deposits”. These cash funds are disclosed separately on the face of our balance sheet. We use treasury deposits in order to access higher financing returns as we deem that this cash is not needed for immediate business operations. During 2013, improvements in cash forecasting and treasury management allowed us to hold 26% of our total cash balance as treasury deposits (2012 6%).

Review of 2012

Segmental performance

	2012	2012	2011	2011	2012 vs 2011
Revenue	$ million	% Revenue	$ million	% Revenue	% change

Auto segment	212.2	20.8	205.0	24.3	3.5

Consumer segment	258.7	25.2	165.6	19.6	56.2

Voice & Music segment	190.2	18.5	149.9	17.7	26.9

Core business group	661.1	64.5	520.5	61.6	27.0

Legacy segment	364.3	35.5	324.7	38.4	12.2

Total	1,025.4	100.0	845.2	100.0	21.3

Underlying operating result*

Auto segment	3.2	–	10.6	–	(69.8)

Consumer segment	(15.6)	–	(8.0)	–	(95.0)

Voice & Music segment	75.1	–	59.5	–	26.2

Core business group	62.7	–	62.1	–	1.0

Legacy segment	11.3	–	(12.9)	–	187.6

Total	74.0	–	49.2	–	50.4

* Operating result means the underlying operating profit or (loss) in the year

Auto

In 2012, our Auto segment revenue increased by 3% to $212.2 million (2011 $205.0 million), due to strong growth from in-dash and aftermarket products.

Auto underlying operating profit was $3.2 million in 2012 compared to $10.6 million in 2011, due to increased investment in new products that either launched at the end of 2012 or the beginning of 2013.

Consumer

During 2012, the overall revenue in our Consumer segment increased by 56% to $258.7 million This increase was primarily due to the inclusion of a full year of revenue and profit from business lines acquired in the Zoran acquisition reporting $168.7 million for the full 2012 financial year, compared to $58.9 million for four months in 2011.

Camera revenue on a like for like basis for the full year declined slightly compared to 2011, due to the marked shift in consumer led demand away from digital still cameras to the use of smartphones. Revenue in gaming was also lower although we continued to supply the two main companies that utilised Bluetooth for their gaming controllers.

The underlying operating loss for Consumer in 2012 was $15.6 million compared to a loss of $8.0 million in 2012. This reflects significant investment in Bluetooth Smart and Indoor Location nascent technologies in order to develop new product offerings. This large scale investment for future growth, in areas with limited 2012 revenues significantly impacted Consumer profitability.

Voice & Music

Revenue for Voice & Music was $190.2 million in 2012, compared to $149.9 million in 2011. We saw strong consumer demand in the relatively new markets of stereo headsets, active speakers and speaker docks.

2012 underlying operating profit grew in the year to $75.1 million (2011 $59.5 million), due to the revenue changes mentioned above, which changed the mix towards higher margin product lines.

Legacy

Legacy revenue was $364.3 million (35% of total revenue) compared to $324.7 million in 2011 (38%).

After completing the Samsung Transaction in October 2012, we discontinued developing further products for the handset connectivity and handset location markets, and as a consequence revenue from these products was transferred into the Legacy segment.

www.csr.com	29

Financial report continued

IFRS and Underlying Income Statements – 2012 compared to 2011

	2012		2011
	Amount $ million	% of Revenue	Amount million	% of Revenue	Increase (decrease) $ million	% change

Revenue	1,025.4	100.0	845.2	100.0	180.2	21

Cost of sales	516.3	50.4	460.4	54.5	55.9	12

Underlying cost of sales	505.0	49.2	424.0	50.2	81.0	19

Gross profit	509.1	49.6	384.8	45.5	124.3	32

Underlying gross profit	520.4	50.8	421.2	49.8	99.2	24

R&D expenses	290.4	28.3	241.8	28.6	48.6	20

Underlying R&D expenses	272.3	26.6	228.6	27.0	43.7	19

SG&A expenses	238.0	23.2	191.4	22.6	46.6	24

Underlying SG&A expenses	174.1	17.0	143.4	17.0	30.7	21

Profit on disposal	127.2	12.4	–	–	127.2	–

Operating profit (loss)	107.9	10.5	(48.4)	(5.7)	156.3	(323)

Underlying operating profit	74.0	7.2	49.2	5.8	24.8	50.4

Revenue

Revenue grew 21% to $1,025.4 million following the inclusion of a full year of trading activity following the Zoran acquisition compared to 4 months in 2011, and growth in the Voice & Music segment. Further details are found in the segmental analysis on page 29.

Volume weighted average selling prices increased by approximately 8% year-on-year due to the shift in mix to higher priced Voice & Music products.

Geographic analysis

We operate in three principal geographic areas: Asia, the Americas and Europe. We consistently derive the significant majority of our revenue from business with customers based in Asia. During 2012, revenue from American and European customers fell 6% to 12% (2011 18%) due to lower sales to the handsets market following the Samsung Transaction.

More information on our geographical splits of revenue can be found in note 5 to the consolidated financial statements.

Major customers

In 2012 our top ten customers provide 40% of total revenue (2011: 46%). This decrease was due to a shift in mix towards the Voice & Music and Auto business lines where there are a higher proportion of smaller customers in the market. Further information about our major customers can be found in note 5 to the consolidated financial statements.

Gross profit

In 2012, gross profit increased to $509.1 million, from $384.8 million in 2011 (32%) whilst the gross profit margin increased to 49.6% (2011 45.5%). Both of these increases were primarily due to a reduced sales volume from the Legacy business group which sells lower margin products.

Gross profit is stated after charging $11.3 million (2011: $8.2 million) of amortisation of intangible assets arising from historic acquisitions. In 2011, gross profit also included a cost of $28.2 million from fair value adjustments to inventory arising as part of the Zoran acquisition. Excluding these charges the underlying gross margin for 2012 was 50.8% and 49.8% in 2011.

Research and Development (R&D) expenses

We analyse R&D costs between underlying and other expenses. The table below sets forth the main components of the total R&D cost, and highlights the difference between underlying and other expenses explained above.

	2012		2011		2012 vs 2011
	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change

Research and development

Underlying R&D expenses	272.3	26.6	228.6	27.0	43.7	19.1

Share-based payment charges	15.0	1.5	7.7	0.9	7.3	95

Amortisation of acquired intangible assets	3.1	0.3	5.5	0.7	(2.4)	(44)

Total	290.4	28.3	241.8	28.6	48.6	20

In 2012, underlying R&D costs increased by 19% to $272.3 million (2011 $228.6 million) due to the inclusion of the cost base acquired with Zoran for a full 12 months, partially offset by the discontinuation of investment in chips for digital televisions and silicon tuners.

30	CSR plc Annual Report and Financial Statements 2013

The Samsung Transaction described on page 22, resulted in a transfer of 288 R&D staff and discontinuation of further investment in handset connectivity and handset location technology, which also led to reductions in the underlying cost base.

Closing R&D headcount following the Samsung Transaction was 1,430 (2011 1,979), however the average headcount rose during the year to 1,654 due to the timing of the various restructuring programmes.

Share-based payment charges increased by $7.3 million between 2012 and 2011 due to additional grants and the change in fair value caused by the fluctuations in the Company’s share price.

Amortisation of acquired intangibles fell compared to 2011 since assets acquired in historic transactions became fully amortised in the year.

Sales, General and Administration expenses (SG&A)

SG&A expenses were $238.0 million in 2012, an increase of 24% (2011 $191.4 million). We analyse SG&A Costs between underlying SG&A and other expenses which are split out below:

	2012		2011		2012 vs 2011

	Amount $ million	% of Revenue	Amount $ million	% of Revenue	Increase (decrease) $ million	% change

Sales, general and administrative

Underlying SG&A expenses	174.1	17.0	143.4	17.0	30.7	21

Amortisation of acquired intangible assets	8.3	0.8	4.9	0.6	3.4	69

Share-based payment charges	12.8	1.2	6.5	0.8	6.3	97

Integration and restructuring costs	27.5	2.7	33.7	4.0	(6.2)	(18)

Acquisition-related fees	–	–	13.0	1.5	(13.0)	(100)

Patent and litigation settlement	15.5	1.5	6.0	0.7	9.5	158

Litigation settlement income	–	–	(14.5)	(1.7)	14.5	(100)

De-recognition of contingent consideration	–	–	(1.6)	(0.2)	1.6	(100)

Other operating income	(0.2)	–	–	–	(0.2)	–

Total	238.0	23.2	191.4	22.6	46.6	24

The following costs were incurred as a consequence of the Zoran acquisition in 2011:

—	full year inclusion of cost base acquired from Zoran compared to four months in 2011;
—	full year amortisation of acquired intangibles;
—	completion of restructuring programmes announced following the acquisition; and
—	increased employee incentive costs due to increased headcount.

In addition the increase in the 2012 SG&A cost base was also caused by the following:

—	restructuring costs from new activity following the Samsung Transaction, including the impairment of specific license agreements ($3.2 million);
—	two patent settlement agreements for $15.5 million (2011 $6.0 million);
—	$6.3 million increase in share-based payment charges from 2011 to 2012 due to additional grants and a change in fair value due to increases in the Company’s share price; and
—	one off litigation income of $14.5 million booked in 2011.

Closing SG&A headcount was 687 compared to 966 at 30 December 2011. However, due to the timing of the various restructuring programmes the average headcount in 2012 was 820 compared to 611 in 2011.

Operating result

Operating profit for 2012 was $107.9 million compared to an operating loss of $48.4 million in 2011. The primary cause of this increased profitability was due to the one off profit resulting from the Samsung Transaction of $127.2 million (see page 22 for details), the full year impact of revenue and costs following the Zoran acquisition and the other changes in gross profit, R&D and SG&A discussed in the sections on segments, R&D and SG&A above. Operating margin was 10.5% compared to a loss of 5.7% in 2011.

Underlying operating profit, was $74.0 million in 2012 compared to $49.2 million in 2011.

www.csr.com	31

Financial report continued

Investment Income and finance costs

Investment income primarily represents the interest earned on our cash, cash equivalents and treasury deposits which was $320.7 million on average in 2012 (2011 $361.8 million).

Investment income on these assets fell to $1.2 million (2011 $1.9 million) due to a fall in market interest rates.

A breakdown of finance costs can be found in note 9 to the financial statements. They increased by $2.4 million in 2012, primarily due to a one off cost from hedging the sterling cashflows arising from the tender offer in November 2012.

Taxation

The tax charge for 2012 was $50.7 million, compared to a credit of $85.3 million in 2011. This resulted in an effective tax rate of 49.8% for the year (2011 (166%)).

The 2012 tax charge primarily arose due to the Samsung Transaction (see page 22 for details). Excluding this event, the effective tax rate was 22.6%.

The underlying effective tax rate was 23.6% in 2012, which differed from the average UK statutory rate of 24.5% due to the impact of R&D tax credits offset by higher rates of tax on our US profits.

The tax credit for 2011 mainly resulted from the recognition of deferred tax assets on losses and other temporary differences which were recognised following a review of the Group’s future activities and profitability. The underlying effective tax rate in 2011 was 24.5% and differed from the UK statutory rate for the same reasons as in 2012.

Profit for the period

We recorded a profit for the 2012 period of $51.2 million, compared to $33.9 million in 2011. This increase was mainly due to the following items all of which are separately explained in the analysis above:

—	2012 improved trading performance (revenue and gross margin);
—	a one off profit from the Samsung Transaction of $127.2 million less a resulting tax charge of $56.3 million;
—	a one off tax credit in 2011 due to recognition of deferred tax assets; and
—	changes in R&D and SG&A expenses.

Earnings per Share

Basic and diluted earnings per ordinary share were $0.26 and $0.25 respectively in 2012, compared to $0.19 for both basic and diluted earnings per ordinary share in 2011. Underlying diluted earnings per ordinary share were $0.27 in 2012 and $0.20 in 2011.

The major factor leading to this increase was the change in profit for the period (as described above) and the reduction in the volume of ordinary shares following the tender offer and share buybacks in 2012.

Cash flow in 2012 compared to 2011

	52 weeks ended 28 December 2012	52 weeks ended 30 December 2011
	$ million	$ million

Operating cash flows before movements in working capital	41.8	10.3

Working capital	36.1	5.9

Taxation	(0.9)	(3.1)

Interest paid	(3.1)	(0.5)

Net cash from operating activities	73.9	12.6

Treasury management	47.5	232.8

Purchase of investments	(0.1)	(2.6)

Acquisition of subsidiaries	–	(123.9)

Disposal of development operations	271.3	–

Capital expenditure (purchase of intangible assets and property, plant and equipment)	(25.6)	(18.8)

Other financing activities	51.3	4.0

Purchases of own shares	(9.5)	(47.5)

Purchases of own shares through tender offer	(284.3)

Payment of dividends	(21.3)	(16.3)

Net increase in cash and cash equivalents	103.2	40.3

Cash, cash equivalents and treasury deposits increased to $333.3 million as at 28 December 2012, compared to $277.8 million at 30 December 2011.

In 2012, we spent cash of $25.6 million (2011 $18.8 million) on capital additions, an increase of 36% which reflects continued investment in test equipment and IT infrastructure to support growth of the business as well as the relocation or improvement of several offices.

32	CSR plc Annual Report and Financial Statements 2013

In 2012, we paid cash dividends of $21.3 million (2011 $16.3 million), and spent $294 million (2011 $47.5 million) repurchasing our own shares through a tender offer and buybacks.

In 2012, the Group received $271.3 million from the Samsung Transaction, whilst in 2011 there was a net cash outflow of $123.9 million arising from the Zoran acquisition. Details of these can be found in notes 33 and 34 to the consolidated financial statements.

Other financing activities represent cash inflows from shares. In 2012 we received $34.4 million from an equity injection from the Samsung Transaction which is described on page 22, whilst the remaining $16.8 million arose from employee share option exercises. This increased compared to $4.0 million in 2011 due to the rise in the Company’s share price which both increased proceeds and encouraged employees to exercise more share options and awards.

A full breakdown of cash flows can be found in the consolidated financial statements on page 94, and details of our capital and liquidity policies can be found below.

Finance policies

Our finance policies are reviewed annually, and changed where necessary to reflect current industry and macro economic factors. There were no significant changes in our policies during 2013.

Hedging

We operate using a functional currency of USD, which is the currency underlying substantially all of the revenue and cost of sales during the year. Operational expenditure arises in a number of local currencies, with approximately 23% denominated in GBP.

In order to reduce the volatility of our earnings due to foreign exchange rate fluctuations, we enter into forward contracts to fix an exchange rate for our future GBP denominated expenditure. These contracts are accounted for as cash flow hedges and do not affect the profit and loss until the period in which the related transaction is recorded.

Occasionally, after discussions with the Treasury committee we may choose to hedge against specific transactions in other currencies, however we do not currently hedge against non-specific movements in any other currency as we do not believe this offers significant risk to the Group.

See notes 3, 19 and 31 to the consolidated financial statements for more information on our accounting policies for hedging, the status of hedging at 27 December 2013, and a sensitivity analysis on foreign currency.

Liquidity

Our primary source of liquidity is the cash inflow from our operations. At present we do not rely on third party financing and therefore we do not consider liquidity risk to be significant. We manage this risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows, and matching the maturity of financial assets and liabilities.

Neither CSR nor any of its subsidiaries is subject to any externally imposed capital requirements. There are no material restrictions on the use of any of our cash, cash equivalents or treasury deposits. We hold all our liquid investments in accordance with the counterparty and settlement risk limits in the treasury policy approved by the Board of Directors namely that:

—	at any one time cash is placed with at least three banking counterparties;
—	authorised banking counterparties require a credit rating of A3 or above;
—	no more than 30% of money market deposits will have over 90 days maturity and no deposit will have over 12 months duration; and
—	no counterparty can hold more than $75 million of funds, or 25% of aggregate gross cash balances, whichever is higher.

Capital management

Our policy is to maintain a strong capital base and substantial cash balances so as to maintain customer, creditor, investor and market confidence, as well as to sustain future development of the business. Any additional funds will be considered for return to shareholders, as and when appropriate.

During 2013, we bought back 8,453,289 ordinary shares for an aggregate of $67.8 million for further details see page 85.

Our issued share capital at 27 December 2013 was 187,494,513 ordinary shares of 0.1 pence each, including 21,313,577 ordinary shares held in Treasury.

Dividend policy

It is the Board’s intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company. The Board currently intends to pay dividends on a semi-annual basis.

Given our confidence in our future growth the Board is recommending an increase of 14% to $0.091 per ordinary share in respect of the final dividend for the 2013 financial year. Subject to shareholder approval at the annual general meeting to be held on 21 May 2014, the dividend will be paid to shareholders of record on 9 May 2014. The final dividend will be paid in GBP.

CSR Employee Benefit Trust (EBT)

From time to time the EBT purchases CSR ordinary shares in the stock market. The timing of such transaction is subject to compliance with UK listing regulations, agreement between CSR and the trustees of the EBT, and prevailing market prices. In 2013 the EBT purchased 541,894 ordinary shares for an aggregate of $4.8 million.

These shares are intended to be used for satisfying obligations to deliver shares under our employee share incentive plans.

www.csr.com	33

Financial report continued

Tax policy

The key principles that constitute our Tax Policy, which is approved by the Board of Directors, are as follows:

—	we are compliant with tax laws and regulations in all territories in which we operate and pay tax in accordance with these laws and regulations;
—	we develop and sustain good and transparent working relationships with tax authorities, government bodies and other relevant third parties;
—	we actively manage our tax affairs, as in all aspects of our business, in such a way as to maximise shareholder value, taking into account not just the immediate fiscal effects, but also longer term considerations including corporate reputation.

Financial control

We regularly review the internal control environment, and assess our performance against this with a rolling programme of internal audits, the results of which are shared with the audit committee. A full explanation of our control environment can be found in the Audit Committee report on pages 63 and 64.

34	CSR plc Annual Report and Financial Statements 2013

Principal risks and uncertainties

Risk – Governance

The Board is responsible for setting the risk appetite of the Group, recognising that the Group, in the pursuit of its objectives, will accept certain risks whilst also, where possible, mitigating against these risks with the intention to minimise their potential impact. The systems and processes established by the Board are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss. The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company’s senior management, in conjunction with external advisers, are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee.

The Audit Committee considers the findings from such reviews to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Group and consideration of reports that have been submitted. These findings are in turn regularly reviewed and discussed by the full Board.

At the management level, there is an ongoing process to identify and evaluate strategic, operational, financial, compliance and political risks faced by the Group that management believes have the potential to adversely affect the achievement of the Group’s corporate and strategic objectives. Management conducts regular meetings and engages with external consultants where, in its opinion, it is appropriate.

The assessment of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review. A schedule of the prioritised risks is developed and reviewed by management each quarter to ensure that possible mitigation measures are considered and plans for action agreed. Responsibility is assigned within the Group for carrying out proposed actions which are also reviewed and updated by management.

As part of its annual review, during the autumn of 2013, the Group engaged outside consultants, KPMG LLP, to support management in the identification and prioritisation of risks to the Group. Interviews were conducted with personnel across a range of business functions and locations to identify the potential risks which might impact the Group. The results from this assessment were considered by management. Findings from the annual review are reported to the Board together with recommended actions for managing the risks and a timetable for implementation of appropriate mitigation. On page 64 in the Corporate Governance Report, we report further on the process for identifying and managing risk.

For each material risk, potential mitigation measures are identified for which a member of management is assigned lead responsibility to track progress in the changing profile of the risk and the extent to which potential mitigation measures are being implemented. Management also evaluates whether there is any significant changes to the risks which have the potential to affect the business conducted by the Group. The Board is informed of such material changes to risks.

Responsibilities – framework for identification and management of risk

The Board has overall responsibility for the Group’s risk management process explained above. The Audit Committee reviews the effectiveness of this process through reports it receives from management and, where necessary, external consultants engaged to support the identification and progress in implementing mitigation measures. Areas considered by the Audit Committee are mentioned in its report on pages 59 to 64. Day to day oversight of risk is delegated, initially through the members of the management team who are responsible for the implementation and management of risk mitigation activities. It is recognised that the Group operates in a dynamic environment and over time the risks which have the potential to most significantly affect the Group are likely to change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics.

Board consideration of principal risks and uncertainties

The following paragraphs describe the areas of risk and uncertainties faced by the Group on which the Board and the Audit Committee have focused during 2013 and which are expected to be included as areas of focus in 2014. These are therefore regarded as the principal risks and uncertainties faced by the Group. The Group faces a range of risks which are described in the section headed ‘Risk Factors’ on pages 45 to 51.

Risk: failing to provide technological innovation which delivers new products

The success of the Group is dependent upon technological innovation – the creation and implementation of new ideas that represent tangible improvements upon prevailing capabilities of products already available in the markets in which we operate. Sustaining an environment that promotes creative thinking as well as capturing and evaluating new ideas is an important part of technological innovation. The Group has established various forums within which employees evaluate ideas and consider the potential commercial application, the findings from which are considered by management.

We invest significantly in research and development to identify such new ideas and technologies which might be attractive to our customers and which also enable us to differentiate ourselves from our competitors. This includes, for example, the development of new technologies for nascent markets, such as Indoor Location and the rapidly emerging market for Bluetooth Smart, as well as the development of new products that incorporate enhanced features or improved performance for more established markets in which the Group operates (for example, our audio based solutions VibeHub and VibePlayer in our Voice & Music business group (for more information see page 11)).

The Board takes a disciplined approach to the allocation of capital to our research and development activities. As part of making informed investment decisions, we evaluate how the financial and human resources available should be assigned to our R&D activities. The Board receives and considers reports on new ideas which are under evaluation and on how these progress over time. The Board also considers the priorities for the Group in allocating its resources in support of its strategic objectives as well as assessing the capabilities of the organisation to support these objectives.

www.csr.com	35

Principal risks and uncertainties continued

The process of technological innovation is highly complex and brings many challenges, some of which can be unknown at the outset of a project, that have the potential to arise during the development of new products and which can disrupt the fulfillment of objectives. In seeking to mitigate against such risks, management keeps under review how ongoing investment compares to the original business case. This includes up-dates on critical phases during research and development and feedback from engagement with customers on their interest in adopting our technology and solutions. These are kept under review as part of the execution of the project and are reported to management and the Board.

Risk: failing to achieve target timelines for delivery and successful launch of new products

Meeting our strategic objectives and growing our business is dependent on our ability to develop, on a timely basis, innovative and differentiated semiconductor and platform solutions for existing and new markets. In our industry, being early to market is increasingly significant for sustaining a leadership position and being able to set high selling prices, which in turn impacts our profitability.

The technology industry is characterised by rapid change. Companies that are successful typically are those who consistently are at the forefront in the timely transition of innovative ideas into finished products and the launch of those products into the market. Executing on targets for the delivery of new technologies or products to our chosen markets is important if the Group is to secure revenues, maintain the strong working relationships with our customers and create and sustain leading market positions.

Management and the Board monitor the progress of projects against pre-determined milestones, including project timelines and costs incurred. Programme management resources conduct reviews in order to assess variance from the project plan in fulfilling these objectives and to propose corrective action if necessary.

During 2013, the Board received and discussed reports provided by management on the processes which support execution of product development through to market launch. The Board also considered onoing measures to improve our processes for developing new products and technologies.

Launching our products successfully involves not only offering products and technologies that meet our customers’ requirements and market expectations on a timely basis, but also promoting and marketing such products effectively so that our customers have good visibility of the products and technologies we offer.

Management seeks to maintain good working relationships with customers, to explain our products and technologies and better understand their own programmes. The Board has received regular assessments of the likely markets and key customers expected to adopt our technologies and how the Group has been engaging with customers. This will remain an area of attention in 2014.

Risk: failing to anticipate the requirements of our customers and compete effectively in a highly competitive market

It is important that we understand or accurately anticipate what future products, features or technologies our customers want. In the highly competitive and fast moving environment of technical innovation in which the Group operates, we face the possibility that our own technologies and solutions are superseded by alternatives offered by our competitors that are adopted by our customers. Understanding the trends in the markets in which the Company operates, the requirements of our customers and the emerging demands of end users is important if we are to remain competitive.

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

The Board receives regular reports on the Group’s customer engagements, for example from our VP of Worldwide Sales and our Chief Technical Officer. As part of those discussions, the Board has also been kept informed about current and anticipated trends in the adoption of new technologies (for example how competing alternative technologies compare to those in which the Group is investing).

Risk: the markets in which we operate may be subject to significant change which could adversely affect our business performance.

CSR’s products are adopted by our customers into their own end products that are supplied primarily to consumer based markets. Changes in demand from consumers for the products in which our technologies feature can affect the success of our business. The Board receives regular reports on each of the business areas that comprise the Group’s reportable segments, to assess performance generally and relative to strategic objectives and annual targets, as well as to understand wider market trends. Where appropriate, actions that the Board considers appropriate are initiated, with due regard for the long term interests of all stakeholders.

For example, during 2013, as consumers continued to switch from traditional point-and-shoot digital cameras to using smartphones and tablets, there was an acceleration in the decline in revenue and profit in our Cameras business unit. The Board considered the potential impact of these developments. In each of the announcements of our half year and third quarter 2013 results, in addition to our reporting on business and financial performance, we disclosed that there was a risk of impairment in the Cameras business area. On 10 December 2013, we announced our decision to discontinue investment in our COACH platform and an expected impairment charge for our 2013 results. This is further explained on page 10. See also notes 13 and 14 to our consolidated financial statements.

36	CSR plc Annual Report and Financial Statements 2013

Risk: our automated information systems may not develop in line with our business requirements, may experience interruption or be subject to malicious attack

We rely on our IT systems to support our operations globally. These hold information and related data management tools which are important for our day to day business. Reflecting this, the Group has established forums for discussing the IT requirements of the business and for ensuring that the strategic needs and priorities of the Group give due consideration to how our business systems need to evolve in response.

Much of the information maintained by our systems is confidential and commercially sensitive either to us or other stakeholders, for example our customers and employees. We recognise our obligations to safeguard this information and as well as having our own resources, we engage with third parties, including advisers and our customers in relation to developing IT and related data management systems. For example, during 2013, a review was undertaken into prevailing procedures concerned with access, use and distribution of data, which was supported by external consultants. The review included how the Group addressed threats to data security, including malicious attack (so-called ‘hacking’), which could result for example in loss of data or disruption to our business.

The findings from this review were considered by the Board and Audit Committee and they have been kept appraised of management’s responses in addressing those findings. The Board is aware of heightened interest in such matters, and during 2013, members of the Board participated in the Cyber Security review initiated by the UK Government.

Risk: failing to protect proprietary information

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

Risk: continuity of supply and capacity constraints

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, package and test our products on time. Because of this reliance on third parties, we face the risk that our suppliers are unable or unwilling to satisfy the orders placed by our customers at all or on a timely basis. During 2013, the Company experienced significant growth in demand in China for our products used in mono voice headsets as a result of stricter enforcement of legislation regarding hands free driving. This unexpected action meant we required greater than expected supply of our products from suppliers on shortened delivery schedules. Through the actions taken by management and the support of our supply chain partners, we were able to satisfy the requirements of our customers and benefit from the increased revenues. In the latter part of 2013, one of our principal supply chain partners, ASE, notified us that one part of their processing operations would be suspended at their plant in Kaohsiung, Taiwan. Through the support of ASE working in conjunction with CSR personnel, we promptly determined that this circumstance had no material impact on our business.

www.csr.com	37

Corporate Social Responsibility

Social Responsibility

We recognise the importance of social, environmental and ethical (SEE) matters and during 2013 continued our work on complying with the ABI disclosure guidelines on social responsibility (SR). SEE matters are integral to the philosophy of the Group. The Board and its committees from time to time receive reports on aspects of SEE.

We consider that our work is part of a continuous process to develop standards and working practices designed to deliver tangible improvements in how we do business and to contribute to the wider community and stakeholders. We seek to achieve this through initiatives supported by our various offices around the world and the efforts of individual employees as ambassadors for CSR. At the wider Group level this includes impact assessments of our operations on the environment, on the safety and well-being of our employees and end-users of our products. Furthermore, we assess those involved in the development and manufacture of our products through our suppliers, distributors and customers. Activities in these areas are discussed in more detail on pages 43 and 44.

In the following section, we summarise some of the activities which have been undertaken by our offices and employees. We are proud to be able to share details which demonstrate the dedication shown by our staff, their families and friends. The initiatives for these activities come either directly from individual employees or the social responsibility committee associated with a particular company office. CSR has over 20 offices across the US, Europe and Asia-Pacific.

The Company supports approved individual and team proposals by granting time out of the working week (one day per annum in the case of UK-based employees) to enable certain social responsibility activities and through a matched funding scheme, encourage the participants in their endeavours.

We are keen to give back to the community in a variety of ways including using our own expertise to help others – especially schoolchildren – to learn about science, technology, engineering and mathematics. In Haifa, Israel, we continue to participate in ‘Think Positive’, which is a tutoring programme matching volunteers to improve maths capabilities of junior high school students. Weekly ‘one to one’ lessons take place at the CSR Haifa office. In addition to these lessons we also give presentations on our technology, demonstrating how the ideas the students are learning about have real world application. The programme is led and driven by the ‘Haifa Coalition for Social Responsibility’ partnered with CSR Haifa, Intel, IBM, Phillips, Taro, Qualcomm and the regional Ministry of Haifa. ‘Think Positive’ has shown proven success in improving students’ maths grades and more than half of the students have chosen to pursue studies in technology.

CSR has since its creation in 2010, provided sponsorship and the support of its employees to the UK Electronics Skills Foundation (UKESF). Seeking to inspire young people to pursue careers in the electronics industry, UKESF has partnered with the Engineering Development Trust (EDT) to create an electronics-based project called Go4SET. The EDT’s Go4SET programme brings schools and technology companies together to run workshops across a school term for school children aged 12-14, setting and providing guidance on solving problems which combine the sciences and mathematics with an element of fun.

One of CSR’s employees is a member of the UKESF Strategic Advisory Board which oversees the utilisation of funds for a number of programmes, including industry scholarships, summer schools and the latest Go4SET initiative, which are run in different parts of the UK, including Cambridge. A number of CSR employees contribute to the design and implementation of the Go4SET workshops and support the industry scholars during their placement. As part of the industry scholarship programme, since 2010, CSR has supported six students who have graduated and we are providing ongoing placements in the current year for under-graduates.

Each year, employees in many of our offices are invited to nominate their ‘Charity of the Year’ through an office-wide voting process. Other office locations regularly provide help to charities through the more direct involvement of our employees. We seek to match the funds raised by our employees where possible, and will consider all applications including those outside the engineering/science remit.

In 2013, CSR was awarded the ‘Payroll Giving Silver Award 2013’, the Charities Aid Foundation quality mark for commitment to encouraging employees to donate to charity. This award recognises the level of support within workforces to giving out of their regular salary to charitable causes. During 2013, our charitable giving totaled $157,568, of which $19,626 was given by employees direct from their salaries.

Employee involvement

The following pages present a series of short reports of examples of our social responsibility initiatives across Europe, the USA and Asia-Pacific. Further information is available from the Social Responsibility area of our website under ‘About Us’, which is not incorporated into this annual report.

CSR UK: supporting emergency services

During 2013, our UK headquarters office made several ad-hoc donations to help fund the first responders to emergencies based near Cambridge and much further afield. These cash donations included another significant contribution to the East Anglian Air Ambulance to make life-saving, helicopter night-flight operations possible through the purchase of a mobile fuel bowser. Also, for the second year, our Cambridge employees chose to support MapAction, a UK charity which delivers vital information in mapped form from data gathered at disaster scenes around the world. One such major disaster area, was the Philippines. CSR responded to the humanitarian crisis which followed the effects of Typhoon Haiyan by making a special donation of $20,000 from its social responsibility emergency fund to the British Red Cross Disaster Fund to assist the recovery efforts in the Philippines.

38	CSR plc Annual Report and Financial Statements 2013

CSR UK: supporting medical research

CSR UK’s social responsibility committee offers match-funding support for worthy causes by matching pound-for-pound up to £1,000. Race for Life, one of the beneficiaries of this match-funding scheme, is the UK’s biggest fund-raiser for the fight against cancer. It is also the largest women-only event in the UK. In July 2013, an enthusiastic team from CSR donned pink and ran, walked, crawled, and danced through the event, enjoying a fun-packed morning in support of this worthy cause.

CSR China: respecting the natural environment

Every year, employees based at our Shanghai office back a number of social responsibility projects which enjoy strong employee support. In May 2013, our staff volunteered for the annual clean-up of Jinshan Beach. Their efforts helped clean up an area of natural beauty, as well as serving to safeguard seabirds and marine animals. This voluntary community project also seeks to provide training to local people, raising awareness of the importance of preserving marine life and the environment. CSR volunteers devoted seven hours of their leisure time to clearing the five miles of coastline. Yije Zhao commented “My wife and little son joined the beach clean-up. It’s a very meaningful activity. I believe everyone in the world should be responsible for environment protection.”

CSR India: helping transform lives through education

Nelson Mandela said: “Education is the most powerful weapon which you can use to change the world.” CSR takes this to heart through positive initiatives. Based in the KR Puram area of Bangalore, Shishu Mandir is a school for children – around 70% girls and 30% boys – from challenging family backgrounds. These children come from the many nearby villages. ‘Shishu’ means children, ‘Mandir’ means temple. In May 2013, a banner appeared over the entrance of Shishu Mandir, which read “CSR… a social welfare initiative”. A small delegation of staff from CSR’s Bangalore office, accompanied by CEO Joep van Beurden, visited the school as part of a social responsibility project. Their mission was to bring practical gifts for every pupil in the form of much-needed stationery, exercise books, satchels, and for the school, sports and personal computer equipment loaded with educational software. After a warm welcome from the school principal, some of the young students gave brief accounts of their lives and explained how the school had helped them and their families. This memorable day concluded with a ‘friendly’ basketball match between the students and the CSR team. CSR’s Kusum Toppo reflected on the day-long event: “It was an honour to spend time with the bright and wonderful children of Shishu Mandir – and a memory to cherish.”

CSR Israel: helping women in crisis

Employees at our Haifa office are always keen to get involved with social responsibility projects and 2013 has seen them busy organising various community activities. In March 2013, over 40 employees volunteered to take part in the national ‘Good Deeds Day’ and contribute to the community. One of these activities was the renovation and decoration of eight apartments in a local hostel for people with learning difficulties. Staff from our Haifa office continued to support the work of the Haifa Women’s Crisis Center by providing various social activities for women and children of all faiths who fall victim to domestic violence. These activities form a small part of the CSR Israel social responsibility projects.

CSR Germany: caring for sick children

They say that laughter is the best medicine, so staff at CSR’s Ingolstadt office quite literally helped to send in the clowns. Their social responsibility committee donated to a colourful voluntary organisation: KlinikClowns, a troupe of volunteers that includes professional medics that regularly ‘clown up’ and entertain the young patients in the children’s wards of German hospitals, including the local hospital unit for sick children in Ingolstadt. These fun-packed visits bring some much-appreciated smiles to the faces of these young patients.

www.csr.com	39

Corporate Social Responsibility continued

CSR Japan: reaching out to the community

As part of its planned SR activities, staff from our Tokyo office staged a get-to-know-Bluetooth technology event at the campus festival of the local Akita Prefectural University. This was the second time CSR Japan had supported the local university’s community outreach efforts. CSR staged a special Bluetooth technology showcase and ‘best product’ contest to help introduce the latest in short-range radio connectivity technology to university students and the people of Akita.

CSR USA: going the distance to fight cancer

Staff from our Burlington office took part in sporting challenges to fundraise for deserving causes. Art Weeks devoted his passion for long-distance cycling to complete the grueling 163-mile-long Pan-Mass Challenge in 12 hours and raise over $6,700 for The Jimmy Fund, which supports cancer research and care at Dana-Farber Cancer Institute for children and adults. “Here’s hoping that someday cancer fundraisers are a thing of the past,” writes Art for the CSR People blog.

CSR also contributed to research into treatment for and awareness of breast cancer thanks to the efforts of Frank McSorley and others who participated in the Susan G. Komen 3-Day, a 60-mile-long walk from Framingham to Boston over three days. This was Frank’s fourth time walking through rain and shine with his yellow-shirted ‘Men with Heart’ team. This year the walkers of Boston raised $2.5 million. In his report for the CSR People blog about crossing the finishing line, Frank writes: “The long line of breast cancer survivors at the closing ceremony reminded us exactly what we are here for. They showed us why we have to keep on fighting until pink is just another colour.”

Learning and Development

We recognise that our people are a very important part of what has made CSR a success to date and of building on that success for the future. The execution of our strategic objectives is significantly dependent on the capabilities, knowledge, experience and skills of our people. We continue to invest in training and career progression in order to sustain and further develop these capabilities and to support our employees in achieving their personal development and career ambitions. Not only does this help to motivate and strengthen our people and encourage them to build rewarding careers, it also helps us in our drive to continually enhance the quality of service to our customers and supports our objective to deliver innovative solutions into the marketplace.

As CSR seeks to extend its markets and technologies, we require a more diverse range of skills to support the business and our strategic objectives. During 2013, we have continued to invest in Learning and Development around the globe, offering training in such areas as manager development, interpersonal skills and technical skills development. Activity in the commercial areas has involved developing learning programmes in R&D, Marketing, Operations and Project Management. In 2013, we have continued the implementation of our Learning Management System and the online training system will enable expansion of the training offering to more individuals around the Company. We continue to be a member of The Learning Collaboration in the UK which enables us to provide a range of development opportunities. We also continue working with the American Management Association offering a range of skills training in the US.

We seek to continuously improve our Learning and Development resources and engage directly with line managers and personnel in the proactive development and continuous improvement of their teams. This is an important part of supporting our business strategy to be a leading technology company. Through this engagement with our people, we are developing courses and online resources that help us in reinforcing winning behaviours. For example, in the UK, we are enhancing our Learning and Development to employees and managers by introducing various short courses targeted at personal development.

We also offer a range of lunch and learn courses which cover a wide range of topics from technical (a better understanding of how a department works) to how to use a particular process or simply sharing knowledge of what we do at CSR (for example, demonstration day of products containing our chips).

During 2013, we completed the migration of our Learning Management and Performance Management systems into Oracle, which enables us to provide improved interface with our Enterprise Resource Planning system. This is an important communication tool in capturing and cascading our organisational goals, connected with the performance objectives of all people across our Group, thereby enabling everyone to understand their contribution to delivering business performance and supporting the fulfilment of our strategy which also encourages shared vision and personal accountability. We now have an extensive library of material in the iLearn element of Oracle, and are further developing both the content and the system to make online learning accessible globally. Examples of the resources provided include online training in areas such as Project Management, Performance Evaluation, compliance training in Health & Safety and in the UK Bribery Act. We expect to launch, in early 2014, additional material that will augment existing training in IP Security and Privacy.

40	CSR plc Annual Report and Financial Statements 2013

These learning resources are not only used for self-learning but also in support of coaching and traditional face-to-face learning, allowing a more blended approach to personal development. Increasingly, employees will be able to manage the planning and delivery of their own development, which we believe provides empowerment and encourages people to reflect on where they would most benefit from additional training, within a framework in which their HR Managers and our HR teams are able to provide guidance and offer feedback linked to performance evaluations that are provided for all employees.

Diversity

CSR is a multicultural global organisation and we are committed to providing equal opportunities for training, career development and promotion to all employees, regardless of any physical disability, gender, religion, race or nationality. Our recruitment, training and development programmes reflect this philosophy. Within the management team that reports to the CEO, women comprise 11% (or 1 out of 9 personnel) and at board level 11% (or 1 of 9). In the Group as a whole, women comprise 19% of our total employees (or 400 out of a total of 2,146). The CSR Group comprises a number of subsidiary entities which have boards of directors. Of these entities there are 109 individual appointments, of which 103 are men and 6 (or 5%) are women.

Applications for vacancies are considered based on capabilities and reflecting the requirements of the role, and resources for development and training are made available to all employees. For example, our online lessons have audio tracks and also text captions that follow the sound in order specifically to assist the hard-of-hearing. The user can choose whatever suits them best. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. In addition, CSR provides various learning opportunities in local languages to accommodate different language skills.

Mutual respect, acknowledging and accepting diversity, and safeguarding the fundamental rights of individuals should be the foundations not only of a socially responsible company but also of our wider global society. CSR is committed to these principles and the respect for human rights of all people inside and outside our organisation and this is reflected within our ethics policy which is promulgated across our Group.

Pensions are available to all employees, either through participation in the state pension schemes in the country in which the employee is resident or by provision of a defined contribution pension scheme. Such schemes are maintained in accordance with legislative requirements, custom, practice and Group policy as appropriate.

Employees by function:	2013	2012	2011
R&D	1,352	1,430	1,979
SG&A	794	687	966
Total	2,146	2,117	2,945

Employees by region:	2013	2012	2011
Europe	716	609	868
Asia	962	1,045	1,220
USA	468	463	857
Total	2,146	2,117	2,945

Inclusion

We promote an open and honest working environment where employee views are sought, listened to and acted upon.

During 2013, we have continued to evolve our employee communications. A range of channels provides regular communications to CSR employees globally. With our global e-newsletter, What’s New @ CSR, we continue to provide a weekly update that is distributed internally via e-mail. This weekly e-newsletter is supplemented with regular posts on CSR’s social media channels – Twitter, facebook, LinkedIn – about staff activities, from fundraising reports to tradeshow coverage. Our intranet portal is kept up to date with new tools and applications. As a new feature, individual CSR locations have access to a dedicated local information area, providing content on local restaurants, social clubs and places of interest.

Recognising and rewarding exceptional performance is key at CSR and managers have a number of tools available to support this. CSR operates a global recognition programme, whereby managers can request a financial reward for individuals making exceptional contributions. Employees also have the opportunity to participate in the Company’s share incentive schemes, so that they can participate in the success they are building. This includes tax-efficient share purchase schemes, allowing staff to save money to purchase shares in CSR at a discount and participate in the success of the business. The Company also operates bonus plans, which rewards employees as a percentage of their salary. Participation in the bonus schemes operated by the Group is open to all employees.

We have continued our Lunch & Learn programme, which we first launched in 2010. This enables employees to learn about CSR technologies during their lunch breaks. Increasingly, we are using the video editing suite, Camtasia, to capture slides and presenter voice-overs which can be published as videos and made available via eLearn to those who have not been able to attend the original presentation. These have proved particularly helpful as part of supporting global interaction, allowing a greater number of people to benefit from the topics which are covered as well as encouraging discussion and sharing of ideas by employees in an informal environment.

In 2013, we carried out a complete re-brand of the Company’s visual identity, with a new CSR logo, colour palette and tagline ‘Push every boundary’™ and revised corporate messaging, fresh imagery and a new-look website. The re-brand was officially launched at our annual sales conference and communicated to employees based at every office location via special announcements and presentations by office heads and senior executives.

Company results continue to be cascaded via an audio or video webcast, including internal audio/video webcasts and Q&A sessions with the CEO and CFO.

We also encourage employees to share their ideas which might be adopted into new technologies and products. These ideas can be submitted by any employee via our intranet Innovation Portal, an online suggestions tool. Employees are advised what information is required in submitting their ideas, which are then subject to evaluation and if considered appropriate, further scrutiny and commercial evaluation. The Group also supports an innovation award for the best invention.

www.csr.com	41

Corporate Social Responsibility continued

Health, safety and environmental management

CSR expects the highest of ethical standards of all its employees and its policies and procedures support its stated aim of acting with integrity in all aspects of its operations.

The Board director responsible for health and safety matters is Will Gardiner, Chief Financial Officer. During 2013, Mr. Gardiner met with those who manage the Company’s health and safety issues including the Senior Manager for Health, Safety, and Environmental (HSE). Reports are presented to the Board twice each year covering health and safety matters, which includes statistics on accidents and incidents and progress in fulfilling targets linked to continuous improvement and promoting wider awareness of HSE matters.

In the UK, we have an HSE Committee which meets regularly and is chaired by the Senior Manager, HSE. Our Health, Safety, and Environmental policies are available to all employees on our intranet site as are the minutes of the HSE Committee and current HSE initiatives. Examples of such initiatives are explained below.

During 2013, work continued in promulgating HSE best practices across the CSR group, deploying measures developed in Cambridge as a baseline for globally applicable and acceptable policies, procedures and guidance. Country leaders and their deputies act as champions at their office locations to support various training programmes and initiatives to raise awareness about health and safety. In February 2013 and July 2013, the Audit Committee received reports on progress against the targets for such matters as part of its routine business at its meetings.

As an important part of implementing global HSE policies, we have developed a health and safety training programme for our offices. Through this programme, we expect to have a representative in each region who is qualified to National Examination Board in Occupational Safety and Health standards in the United Kingdom. We expect to implement the programme during the first half of 2014.

We are also in the process of deploying an online health, safety and environmental compliance tool globally which is designed to give our employees direct access to information and guidance on meeting the local legislation that is relevant to their operations. This online resource is a key part of the ISO 14001 and OHSAS 18001 requirements. In January 2014, we commenced running a health, safety and environmental awareness and training programme for all our staff worldwide covering topics such as display screen equipment (DSE), Control of Substances Hazardous to Health (COSHH), serious and imminent danger and manual handling. The aim is to help support, encourage and empower staff locally with health, safety and environmental compliance and help develop best practices; it will also provide an effective overview of the effectiveness of the HSE management system.

The executive director with responsibility for the Group’s

Environmental Management System (EMS) throughout 2013 was Mr. Chris Ladas, Operations Director. Since CSR is a fabless semiconductor company and therefore does not have its own manufacturing facilities, our EMS, which has the support of the Board, has been developed reflecting that all our employees work in office based environments which results in a low eco-footprint. We do however seek to establish and maintain high environmental management standards across all aspects of our operations, consistent with the environmental standard ISO 14001. Certification requires that we have an EMS which defines the environmental policy of the Group and sets objectives intended to drive continuous improvements in environmental awareness and practices.

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

In 2013, the Company underwent a certificate renewal assessment for both ISO 14001 and OHSAS 18001 which was completed by Lloyds Register Quality Assurance Limited, an internationally recognised independent assessor. The visits confirmed that the Company’s Management System continued to satisfy the requirements of ISO 14001:2004 and BS OHSAS 18001:2007, and continued certification to these standards was awarded.

Environment

Our environmental policy includes commitments to:

—	employee consultation and training;

—	assessment of our activities and product-related environmental impacts to identify targets for continuous improvement; and

—	legal compliance and due consideration of other stakeholder environmental requirements.

We believe that we are taking appropriate steps to contribute to sound environmental practices, covering not only the manufacture and supply of our products but also positive measures to establish and build on good working practices within our various office locations. We are developing a global five-year environmental improvement programme, the initial phase of which will commence during the second quarter of 2014. The programme will encourage employees, who will act as local area champions, to promote our environmental responsibilities within their own offices and which will target issues such as efficiencies and reductions in energy and water consumption, and waste management.

We are registered with the Environment Agency pursuant to the requirements of the Climate Change Act 2008, which forms a key component of the commitment by the UK government and businesses in response to the Kyoto Protocol on climate change.

CSR has implemented procedures in order to be able to record and report on energy consumption for our UK premises. The UK government introduced the first phase of payments in respect of carbon usage in 2012. CSR submitted its return in July 2013, in connection with which, we were subsequently required to purchase an allowance for the equivalent of 4,032 tonnes of carbon, at a cost of £48,396. The reporting qualification for the second round of the Carbon Reduction Commitment Energy Efficiency Scheme (or ‘CRC EES’) registration applies to entities which are expected to use more than 6,000 MW hours of electricity settled in the Half Hourly Market in the UK, at sites where the entities meet these energy costs directly (rather than having them provided as part of landlord supply). As CSR expects to exceed this threshold of use, we have registered for CRC Phase 2. This will be reported during the second quarter of 2014. We currently anticipate that the payment under CRC Phase 2 will be approximately £60,000, which we will be expected to pay in the third quarter of 2014.

42	CSR plc Annual Report and Financial Statements 2013

For the 52-week financial period ended 27 December 2013, CSR is required to disclose details of Global Greenhouse Gas (‘GHG’) emissions in our annual report and financial statements pursuant to the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 (the ‘Regulations’). The government has a stated intention through the CRC EES, and the Regulations, that by tracking and reporting quantities of GHG’s that they produce, companies will also become more aware of their carbon footprint. The Regulations are also intended to encourage companies to identify areas where reductions in emissions can be made and explore opportunities to implement money-saving energy efficiency measures, which in turn will be better for the environment.

The classes of emissions on which CSR is required to report are identified in the ‘Greenhouse Protocol, A Corporate Accounting and Reporting Standard (Revised Edition, 2004)’ (reflecting Defra Environmental Reporting Guidelines, (Revised October, 2013)). These comprise:

Scope 1: Direct GHG emissions

Direct GHG emissions occur from sources that are owned or where CSR has operational control, for example, emissions from combustion in owned or operationally controlled boilers, furnaces and vehicles; or emissions from chemical production in owned or operationally controlled process equipment.

Scope 2: Electricity indirect GHG emissions

Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the user. Scope 2 emissions physically occur at the facility where electricity is generated.

CSR’s GHG reporting regime covers Scope 1 emissions (fuel combustion and the operation of CSR’s facilities) and Scope 2 emissions (from purchased electricity, heat, steam or cooling). For the first disclosure under the Regulations, CSR has recorded information about emissions for the 12 months from 1 October 2012 to 30 September 2013. We have followed the Greenhouse Gas Protocol (revised edition 2004) and the operational control consolidation approach to determine what is included and excluded. Therefore all entities and facilities either owned or under the operational control of the Company worldwide have been included. Lease-based properties under operational control were also included. The data has been sourced from utility bills and company car log books. As permitted under the Regulations, air travel and other emission sources not under our control have been excluded for the first reporting period.

By following the operational control consolidation approach, disclosures include leased assets that are not included in the consolidated financial statements. The intensity ratios for indicating performance for emissions are to express carbon output in terms of an appropriate metric for the organisation concerned. For an essentially office-based business such as CSR, we have determined that floor space (based on a measure assessed as the gross internal area) correlates more closely with the greenhouse gas emissions of the Company, as for CRC reporting.

	Scope 1	Scope 2
	(tonnes of CO2e)	(tonnes of CO2e)	Total
Totals	1,308	8,732	10,040
Emissions intensity (tonnes of CO2e per m2) [1]	17	138	155

1	Total office floor area is 63,363.2 square metres reflecting our gross internal area across all properties occupied by the Group worldwide

This information provides a baseline against which it will be possible to assess the extent of any reductions in emissions, whether through the installation of equipment, consumption management systems or operational changes to reduce energy usage.

We remain committed to continuous improvement in the recycling of spent materials in the UK. The total amount of all waste types recycled within our UK operations for the 12-month period ended December 2013 was 124,596 kg, which is equivalent to 69.5% of all the waste produced in the year (waste types recycled during the 11-month period January to November 2012 was 115,092 kgs which is equivalent to 70.5% of all waste produced in that period). Staff are actively encouraged to support such initiatives. Waste bins are segregated into categories of recyclable materials and suitable waste bins have been located in communal areas. In addition, part of the selection criteria for waste removal contractors considers their environmental credentials. In 2014, it is our objective to eliminate waste going to landfill, through the use of alternative waste disposal methods of Mechanical Biological Treatment and incineration (power to plant/national grid). We are working with third party providers in support of this objective.

CSR has long been committed to optimising the use of ‘greener’ materials in our end-products. We continue to work with customers and suppliers as well as our own in-house teams in developing and supplying products which meet the highest standards as regards minimising the use of hazardous substances.

CSR’s products are manufactured and packaged in a variety of forms. All new products released by CSR in recent years are manufactured according to CSR’s own ‘green’ standards. The green standards have been developed by CSR as part of continual engagement with leading global companies who are customers of CSR and also with the support of our suppliers. CSR’s green standards therefore reflect not only internationally recognised guidelines but also the feedback of our customers, whose requirements frequently exceed the minimum conditions set by governments and regulators.

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

In this respect we work closely with both customers and suppliers in developing products to reduce the use of hazardous materials, and through testing and certification, ensuring ongoing compliance. Our standard integrated circuits are fully compliant with all existing European legislation, including Restrictions of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Regulations (RoHS) and Registration, Evaluation, Authorisation and Registration of Chemicals regulations (REACH), as well as in other territories where equivalent legislation has been introduced.

In addition to procedures that establish and monitor compliance, we have processes in place to make sure that customers are supported with up-to-date materials, information and laboratory analysis to validate the environmental compliance of our products.

www.csr.com	43

Corporate Social Responsibility continued

CSR is a fabless semiconductor company. We design and sell semiconductor products and we subcontract to third parties the processes for the manufacture, packaging and testing of our products. We recognise the importance of ensuring that our key suppliers have appropriate policies and practices on social, environmental and ethical matters. Key manufacturing partners are selected and assessed based on certification to appropriate globally recognised standards such as ISO 14001, OHSAS 18001 and SA 8000. We are proud to continue to work alongside TSMC, which is reputed to be the ‘greenest’ semiconductor fabricator company in the world. By reducing emissions, recycling water and consuming less water, TSMC is already recognised as a champion of good environmental policies and standards.

We periodically undertake audits of the operations of our key supply partners to provide assurance that appropriate standards are being maintained in these areas and to determine whether internationally recognised certification exists to the standards mentioned above.

During 2013, reviews of product environmental compliance were conducted by our Supplier Audit Team at suppliers in Taiwan and Korea. Through these reviews, we obtained assurances on certain practices and supporting certifications.

Based on the extent of our ongoing engagement described above, the Board believes that steps are being taken to mitigate against the risks relating to health, safety and environmental responsibilities and there is no present expectation that prevailing practices would materially affect our strategic objectives.

Conflict Minerals

Pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the ‘Dodd-Frank Act’), in August 2012, the SEC adopted disclosure requirements for SEC reporting companies on the utilisation of certain so-called ‘conflict minerals’ (tantalum, tin, tungsten and gold ) mined from the Democratic Republic of Congo (DRC) and adjoining countries in their products. CSR is registered with the SEC and our products contain one or a combination of tantalum, tin, tungsten and gold which is intentionally added and necessary to product functionality. The majority of these supplies do not come from scrap or recycled sources. Whilst we are not a direct buyer of the conflict minerals from source, we recognise that we need to report on our supply chain and the extent to which such conflict minerals may be used in our products. For this purpose, we have implemented measures for gathering information from our suppliers.

We have generated and approved an internal management system to determine an approach in addressing the requirements of the Dodd-Frank Act. The management system reflects the guidelines defined by the Organisation for Economic Co-operation and Development. Day-to-day activity is undertaken by our product compliance team.

All manufacturing of CSRs semiconductor products is performed by our supplier partners. As such, we are a downstream company. We have no direct business relationship with smelters or refiners. We also believe that our suppliers have no direct business relationship with smelters or refiners.

We have generated new supplier requirements to address the requirements of the Dodd-Frank Act in respect of conflict minerals disclosure.

We have performed a Reasonable Country of Origin Inquiry which was sent to our main semiconductor suppliers. We have received completed forms back from all of these suppliers but in some cases, the responses show that our suppliers cannot yet fully identify that the conflict minerals used are ‘DRC Conflict-Free’.

We recognise that the Conflict-Free Smelter programme is still in development. Companies, who are required to report, but are unable to determine whether the products are conflict free are allowed to describe products containing conflict minerals as ‘DRC Conflict-Undeterminable’ during a transitional period, provided they exercise due diligence on the source and chain of custody. We do not expect complete data to be available from all suppliers immediately.

We will continue to make reasonable enquiries with our suppliers in order to understand the extent of their use of conflict minerals in our semiconductor products.

The Strategic Report has been approved by the Board of directors on 25 February 2014

Signed by Order of the Board

for and on behalf of the Board of directors

Brett Gladden

Company Secretary

25 February 2014

44	CSR plc Annual Report and Financial Statements 2013

Risk factors

The following section sets out the risks that we have identified as a result of the review process undertaken by our executive management and Board, which is explained in more detail on pages 63 and 64 of our Corporate Governance report. It reflects the risks that we believe could have a material adverse effect on, among other things, the execution of our strategy, our market share, competitive position, business performance, results of operations or financial condition.

The management of risk and the ways in which we seek to mitigate the impact of such risks forms part of our day to day operations and of each function. In the Strategic Report, on pages 35 to 37, we explain matters which formed part of the reviews undertaken by management and the Board during 2013.

Risks associated with ownership of our ordinary shares and American Depositary Shares (ADS’s) can be found on pages 151 and 152 of the Directors’ report – Corporate and Share Information.

We may fail to understand our customers’ needs, anticipate technology trends, or create products for which there is no market.

We may not understand or accurately anticipate what future products, features or technologies our customers want. While we invest significantly in research and development to identify potential new ideas and technologies, we may invest in the wrong areas, develop products which fail to meet our customers’ needs, or fail to pursue product development opportunities that our competitors undertake and bring to market.

The risk is also compounded because of the lengthy product design and development cycle of our products and technologies, which can take 36 months and, in some cases, even longer. Therefore, ideas for new products, features or technology that we consider to be in line with our customers’ expectations may, due to the timeline for design and development, become obsolete and be replaced by more compelling products, features and technologies.

In addition, we may not have access to the appropriate technology to translate the idea under development into products that our customers and the market require, or those that we have may be replaced by superior technologies developed by competitors.

If we fail to correctly anticipate technology trends, we may create products or technologies for which there is no market. If we fail to identify the needs of our either our customers’ or the market, (on a timely basis or at all), or we fail to develop the right products or technologies, we may lose market share to our competitors if they are able to offer customers the products and features which customers want. If our products do not have the features or capabilities which our customers want, we may not achieve the expected demand for those products or be able to achieve the desired selling price and therefore generate lower margins and returns on our investment. Further, if we need to make changes to our products, to meet customer requirements, we may incur additional research and development costs and delay the delivery of the re-designed products. Any of the foregoing could materially adversely affect our business and results of operations.

We may fail to develop new products on a timely basis or implement our product development roadmaps effectively.

Meeting our strategic objectives and growing our business is dependent on our ability on a timely basis to convert the ideas in which we invest our research and development resources into innovative and differentiated semiconductor and platform solutions for existing and new markets. In our industry, being early to market is increasingly significant for sustaining a leadership position and being able to set high selling prices, which in turn impacts our profitability.

Various factors could result in us not obtaining an “early mover” advantage and missing windows of opportunity for introducing new products and technologies. Executing on product and technology innovation is highly complex. In addition, product design and development can take 36 months and, in some cases, even longer. During this time, we may not allocate sufficient resources to projects. These factors can mean that during the course of development, we may encounter unforeseen technical challenges or be unable to fulfill the objectives as expected, which may result in delays and impact our delivery schedules.

Moreover, we may be required to meet industry defined standards, or make changes to reflect the requirements of our customers. We may also fail to understand market requirements during the planning phase, which may require us to make changes during the development phase.

Each of these issues could delay the development of products or technologies, which could impact their launch and delivery, thereby causing us to miss market opportunities. Such delays could also lead to existing or potential new customers seeking alternative solutions and placing their business with competitors, which could have a material adverse effect on our market share and results of operations.

We may fail to effectively launch new products to the market, or fail to successfully engage with the right customers due to misunderstanding customers, markets or technology trends.

Our success firstly depends on the adoption by our customers of the technologies we offer, as well as the development and subsequent growth of the markets to which our products are targeted. Launching our products successfully involves not only offering products and technologies that meet our customers’ requirements and market expectations on a timely basis, but also promoting and marketing such products effectively so that our customers have good visibility of the products and technologies we offer.

Effective engagement with our customers is important. We may launch products and technologies on a timely basis, but such launch may not be successful if we are not able to demonstrate to our customers the capabilities or differentiated features of our products at the time we introduce them to market. Or we may not provide the necessary support to ensure our customers are able to integrate their products with our own, because we do not allocate sufficient or the right sales, marketing or technical resources. In addition, our customers may change their requirements, decide that the technologies or products we have been developing are no longer suitable or may determine that the products we supply will not fulfill their particular requirements. Our technologies may, as a result, decline in importance or be replaced entirely as the prevailing technology, particularly if customers consider that superior technologies are being offered by competitors.

Furthermore, our success depends upon the success of our customers’ products in the marketplace. Even if customers do adopt our solutions, in the event that their own products are unsuccessful, or expected adoption of new ideas fails to occur, on a timely basis or at all, our business may also be materially adversely affected. Moreover, our customers may not have or be able to maintain market leading positions in their product segments, may suffer delays in the introduction of the end-product in the market, may not have the required marketing and distribution capabilities, or may fail to anticipate demand for their product. Any of the foregoing could have an adverse impact on the success of the end-product and, therefore, on our products and results of operations.

www.csr.com	45

Risk factors continued

Our Information Technology (IT) and automated systems may not develop in line with the requirements of our business, could suffer an interruption or chronic failure or be subject to hacking by third parties disrupting the conduct of our business and/or resulting in unauthorized disclosure of sensitive information.

We rely on IT and automated systems to support our operations globally. Our IT systems are important in supporting the research, development and introduction of new products, and are also important for planning as well as for day to day management of our strategy and business activities, such as scheduling deliveries, invoicing and recording costs. Our systems, also store commercially sensitive and highly confidential information (which includes the intellectual property and proprietary information owned by us, our suppliers and our customers), as well as personally identifiable data of our employees and individuals with whom we conduct our business.

As we grow and evolve our business, we will need to ensure that our IT infrastructure is able to handle the larger and potentially broader scope of our business and that we implement and maintain suitable data security procedures to protect and safeguard the data and information we use. This could require the expenditure of significant funds and management resources, which could adversely impact our business and results of operations. If our IT systems fail to evolve along with the needs of our business, due to our lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating systems to support our day-to-day activities or grow our business could also be adversely affected.

Our IT systems could also suffer an interruption or a chronic failure, which may occur, for example because of power shortages, natural or man-made disasters, or failure of a service supplier. This could affect our day-to-day business activities including our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or preventing us from launching new products on time.

Despite our data security measures, third parties may attempt to obtain, use, copy, disclose, distribute, offer for sale or make our products, services or technology without authorization, including through ‘hacking’ our systems to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these techniques. In addition, our information technology and infrastructure may be breached due to employee error, malfeasance or other disruptions

Interruption of our IT systems or loss of data could also disrupt or cause delays in decision-making, recording and satisfying customer orders, or result in errors in ordering products from our suppliers.

An inappropriate exposure, disclosure, loss or misappropriation of confidential information, including IP, could result in us breaching the intellectual rights of third parties or undertakings we have given to safeguard third-party information, and could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of our operations, a loss of confidence in our products and damage our relationships with third parties and wider business reputation, which could have a material adverse effect on our business and results of operations.

Any of the foregoing could have a material adverse effect on our business, reputation and results of operations.

Intellectual Property Rights may provide insufficient protection.

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.

These measures and the scope of rights may not be sufficient to protect our technology from third-party infringement, invalidation, challenge, circumvention or to protect it from the claims of others. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours. Also, the laws of some countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, may not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe, and our products may be at risk of misappropriation by third parties.

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

When expanding or evolving the technologies in which we choose to invest or the regions where we conduct our business, we may not properly understand the regulatory environment applying to those technologies or regions.

In order to remain a leader in our chosen markets, CSR must innovate and develop new ideas, technologies and products which are attractive to customers and end users. When working on these ideas we may identify applications for our technologies or products in end markets with which we or our customers have limited experience. These applications may be in markets which are subject to extensive regulation, for example in areas concerned with public health or safety where products may have to satisfy specific standards, undergo testing or registration.

We conduct our business in multiple territories, each of which has their own laws and regulations that apply to us and which are subject to change from time to time. These include for example, business registration, periodic reporting, filing of returns, laws and regulations concerning our corporate activities or with the conduct of our business, including for example securing business with customers and suppliers, employment, or health and safety. Whilst we seek to ensure that we comply with the laws and regulations which apply to us, there may be circumstances or occasions where we are not in compliance. This may result in actions being brought against us, we may incur fines penalties or disruption to our business as a result of our non-compliance which could have a material impact on our financial condition, results and reputation.

We may not possess a detailed understanding of these regulations which may mean that our products do not comply with some or all of the regulations. This may mean that we have to cancel a project altogether, or undertake additional work in order to meet the required regulations. In such circumstances, we may incur significant extra costs or have to write off research and development which may impact our financial condition and results.

46	CSR plc Annual Report and Financial Statements 2013

We may incur fines or penalties, which may be imposed by regulators or arise from a claim brought by a customer because we have not fulfilled the requirements of contracts we have with them and as a result, our business reputation may also suffer.

We are regularly, and may continue to be, subject to lawsuits, including lawsuits alleging claims that we infringe third party intellectual property rights (IPR), and may also be subject to indemnification claims each of which may be costly, may be time consuming to contest and may result in loss of IPR.

From time to time, in the ordinary course of our business, we have received, and expect to continue to receive, communications from customers, competitors and others threatening litigation alleging that we have breached rights or obligations belonging or owed to them concerning patent and other IPR. Additionally, we have in the past received, and may in the future receive, notices that challenge the validity of our patents. These claims may involve technology and patents that apply to a wide range of our products and know how. Furthermore, in some circumstances we agree to indemnify some customers for costs and damages arising from claims of infringement of IPR brought against those customers, and we have received, and expect to continue to receive, indemnification claims from customers that are involved in intellectual property litigation implicating, directly or indirectly, our products. These claims have in the past been, and may in the future be, material, and as we grow and expand our business, there is an increased likelihood of IPR claims against us or our customers.

Companies in the semiconductor industry can be expected to aggressively protect and pursue their IPR. In addition, it is common in our industry to find third parties focused solely on bringing IPR claims. IPR litigation typically involves allegations of infringement and seeks unspecified damages, a permanent injunction against further infringement, a finding of willful infringement, and attorneys’ fees and costs. IPR claims may also involve the filing of complaints with US courts or administrative bodies, such as the US International Trade Commission (ITC), urging it to investigate the import and sale of allegedly infringing products. In these cases, plaintiffs typically seek an exclusion order against future import of the infringing integrated circuits, chipsets and products, including a cease and desist order in relation to marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the US or transferring them outside the US.

We may not prevail in any particular litigation and we may, among other things, be required, whether as a result of litigation against us or because of indemnification obligations, to:

—	pay damages, royalties, lost profits, exemplary damages, the third-party’s attorneys’ fees and costs, court costs, licensing and/or settlement costs, which may be material, including payment of attorneys fees for both our attorneys and our customers’ attorney in instances where we have indemnified our customers;
—	cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question in light of a court-imposed order or injunction or in light of an administrative order, (including an ITC order);
—	cease the importation of products into the United States or other countries in light of a court-imposed order or injunction or in light of an administrative order (including an ITC order);
—	expend significant resources to modify or redesign our products, manufacturing processes or other technology so that we do not infringe others’ IPR, or to develop or acquire non-infringing technology, which may not be successful or solve the underlying legal claim;
—	obtain licenses to disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, and potentially be at a competitive disadvantage relative to competitors who are able to obtain such licenses;
—	cease marketing the challenged products; or
—	pay for alternatives for a customer if an injunction is issued against the customer, which alternatives may or may not be available, and pay customer’s losses resulting from the injunction.

Any of the foregoing could have a material adverse effect on our results of operations, financial condition or cash flows.

Furthermore, certain of our products are designed for use in devices used by significant numbers of consumers, such as, for example, automobiles, including in-dash navigation units, personal navigation units, mobile telephones, headsets, sound systems and gaming devices. Our server software is placed on servers providing wireless network services to end-users. Because of the widespread consumer uses of devices incorporating our products, we could be subject to considerable exposure should an infringement claim against us or our customers occur, which, if successful, could have a material adverse effect on our results of operations.

Regardless of the outcome, litigation brought against or involving us, may require the expenditure of significant funds and resources, including significant attorneys’ fees, and time to litigate, defend or settle such claims. It can also divert the attention of our management or other key employees. Litigation can take months or years to resolve, even if ultimately settled. While a claim is pending against us, our customers may be reluctant to include our products as part of their future product design, including if they believe that our products might ultimately be subject to an injunction or other legal remedy preventing their sale, import or use. To the extent we dispute a customer’s right to indemnification, such dispute may harm our goodwill and reputation with the customer and may harm the possibility of future business from that customer. In some instances, a customer may seek discounts or refuse to pay outstanding invoices in light of pending demands for indemnification. Even if we ultimately are successful, negative publicity could harm our reputation and have a material adverse effect on our business, in addition to the expense, time, delay and burden on management of the litigation itself, each of which could have a material adverse impact on our business, results of operations and financial condition.

Design errors could go undetected during the development or validation phases of our products or technologies, which could result in errors or inadequate performance, which may lead to product recall or customer dissatisfaction.

The products that we supply to our customers are required to operate in accordance with very precise specifications. In addition, as we innovate in the development of new products and technologies, there is a risk that we lack the level of understanding and technical capabilities, particularly with the growing complexity of software related features in our products and solutions. We may not be able to detect errors or defects during the research and development of the hardware and software that are used in our products or in their manufacture, or we may fail to identify bugs or susceptibility to compatibility issues before the products are supplied to customers or installed in the customers’ own finished products. This may occur due to inadequate design of the product or manufacturing testing schemes, or insufficient or inadequate suitably trained resources capable of identifying potential problems.

www.csr.com	47

Risk factors continued

Errors, defects, bugs or viruses could result in our customers’ devices being faulty, which would result in returns from customers. If failures of faulty devices are attributable to our products, we may face claims for losses or damages, incur costs for rectifying the defects or replacing the product, and experience order cancellations, any of which would adversely affect our results. In addition, if any of our products failed to comply with customer specifications (including in respect of environmental matters), customers could have a right to reject or return products to us. The risk of returns from customers could increase in the event we find new markets for our technology which offer significant returns, for example health-related applications for developing technologies, such as Bluetooth Smart.

We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability and for those that do, the limitations may not be enforceable. Product defects could have longer term harmful effects on our reputation or our relationships with our customers or the market acceptance or sales of our products.

We rely on a limited number of third party foundries and subcontractors (in some cases sole suppliers) to supply materials, manufacture, package and test integrated circuit products which may be unable to meet the requirements of our business.

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to supply materials, manufacture, package and test our products on a timely basis and to agreed specifications. In 2013, TSMC was responsible for the manufacture of a significant proportion of our integrated circuits or silicon chips and ASE provided a significant proportion of the testing and packaging support for our products. For the manufacture of our products, critical components are purchased from a small number of suppliers, and for certain raw materials a single supplier, in supporting the manufacture of our products.

We have no long-term supply contracts and, therefore, our suppliers are generally not contractually obligated to perform services or supply products to us for any specific period, in any specific quantities, except as may be provided in a particular purchase order.

Our reliance on suppliers exposes us to a variety or risks associated with their operations, including:

—	changes to the terms on which they are able or willing to supply products and services to us, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products or to support the delivery of finished products, for example by providing that capacity to other customers in preference to us;
—	natural disasters, including earthquakes and tsunamis (such as the events in Japan and floods in Thailand which occurred during 2011), pandemics or geopolitical instability (such as the riots in China in September 2012), resulting in our suppliers being unable to source the raw materials they need in order to satisfy particular orders, interruptions in manufacturing or testing at the supplier sites, plant shut-downs, closures or cessation of business altogether;
—	changes in practices affecting product qualification or product quality;
—	changes in senior management personnel with whom we deal most closely;
—	financial difficulties that may result in our suppliers being unable to obtain raw materials or services to satisfy particular orders, to maintain their operation at the level necessary to meet our needs or to remain in business altogether;
—	quality problems at manufacturing sites, resulting in lower yields, product failures and product returns;
—	limited control over delivery schedules, quality assurance and control and production costs;
—	enforcement by regulatory bodies for alleged or actual failure to comply with laws or regulations in the operation of the suppliers business;
—	enforcement by regulatory bodies for alleged or actual failure to comply with laws or regulations (including those for the protection of the environment or that regulate working conditions); and
—	other developments that cause suppliers to modify their operations in a manner that has the effect of adversely impacting their ability to meet our needs.

We have experienced some of the foregoing in the past. By way of example, one of our key suppliers has been ordered to suspend work at the wafer-level process in one plant due to an alleged environmental compliance issue at the plant. It is uncertain when the plant will be fully operational.

Any of the risks listed above could require us to find alternative suppliers, which we may be unable to do on a timely and cost efficient basis. Failure to find alternative suppliers on a timely and cost efficient basis, in turn, could result in delays in the manufacture and shipment of products and increased costs. We could as a result suffer strained relations with one or more of our customers and impaired margins. These consequences could undermine perceptions of our reliability, result in lost business and ultimately could adversely affect our results of operations.

In addition, we are subject to price volatility in the marketplace of the raw materials required to manufacture our products, for example in the metals such as gold and copper which are used in the integrated circuits which are contained on our chips. This volatility makes it difficult for us to predict our cost of sales and may cause our results of operations to fluctuate significantly. If the cost of raw materials increases, our profit margins may decrease substantially.

The average selling prices of our products have historically declined over their life and this is likely to continue.

In the highly competitive markets in which we operate, the pricing of products can have a material bearing on a customer’s decision to award contracts, particularly (though not exclusively) for products where technical or feature differentiation is limited or which have been superseded by subsequent generations of new products.

In addition, competitors may adopt much lower prices as part of a strategy to disrupt the position of incumbents (particularly in an attempt to undermine market leaders who possess significant market share), with the intention of attracting the business of our customers. Such measures may mean that our existing customers or potential new customers decide to place their business with third parties, rather than CSR. We recognise this risk, particularly in markets where CSR enjoys high market share, such as Voice & Music. Competitors taking such steps may include those who are larger than CSR or whose business is predominantly conducted in regions which have a lower cost base (for example in Asia) and who are better placed to withstand the effects of lower prices and therefore lower operating margins.

We have in the past reduced, and we expect in the future to reduce the average selling prices of our products in response to competitive pricing pressures, or new product introductions by our competitors. However, we may not respond on a timely basis to actions taken by our competitors, resulting in customers placing their business with our competitors. Even in instances where we do reduce our prices, we may fail to effectively offset the impact of reduced prices by increasing our sales volumes, reducing costs or successfully introducing new products at higher prices. Any of the foregoing could adversely affect our financial performance and results.

48	CSR plc Annual Report and Financial Statements 2013

We may fail to operate an effective sales and distribution infrastructure to be successful in new and developing markets.

We have traditionally operated in markets where a significant proportion of the potential business available to us has been with readily identifiable customers many of whom are large global companies. The conduct of business with these customers has been supported through well established direct and indirect sales and third party distribution channels.

In the recent past this has changed, accelerated by the transition we have completed away from the mobile handset business and toward the development of new technologies and products for which the markets are less mature and where the opportunities for the application of these products and technologies is more disparate, such as, the Internet of Things and the adoption of technologies such as Bluetooth Smart and Indoor Location. In addition, markets in regions such as China and India, have seen a greater number of companies being established with diverse demands and product requirements. We therefore anticipate a need to adapt our approach to engaging with a greater number of customers, with differing requirements, as well as emerging customers, new to the markets which are expected to utilise these technologies.

We may be unable to establish the right sales team for the given markets, or to adapt our systems or establish business relationships with third party distributors for the wider and more diverse customer base and end markets. This may mean we are not able to promote our products to the right customers or support the right customers effectively. We may use our resources to work with customers who ultimately are not successful in developing or launching their own products. As a result, potential markets and customer contracts may be lost, or opportunities missed, which would affect our financial standing, operations and results.

We may not hire, retain or develop people with the essential skills needed to support our business objectives.

We depend on the specialist skills and capabilities of our employees to develop new technologies and products to compete effectively and secure new business. In some cases these skills are rare and the demand from businesses in acquiring the people with such skills is intensely competitive. Key personnel may leave without us being able to replace them with new suitably qualified and experienced personnel.

Our people have experienced significant changes, including the acquisition of Zoran in 2011 and the disposal of our handset connectivity and handset location development operations in 2012, as a result of which more than 300 employees were transferred out of the Group. More recently, we announced in December 2013 the decision to cease investment in our Camera-On-A- Chip (COACH) imaging technology, as a result of which some people will leave the Group, whilst others are expected to be re-deployed from work on imaging technology to our Voice & Music and Bluetooth Smart activities. Such changes can be unsettling, and disruptive and could affect retention of key people.

Whilst CSR continues to invest in securing additional personnel and capabilities (including technical capabilities), we may be unable to identify, acquire and retain skilled resources, which in turn could affect CSR’s ability to execute our strategy. The failure to recruit people or to provide adequate training or development may result in our employees not having the required knowledge and skills for us to pursue our strategy. This could adversely affect our business.

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

We are a global company, with operations and business conducted in many parts of the world. Depressed economic conditions have persisted to varying degrees through 2013 in different parts of the world and these macro-economic variations, and the general uncertainty as to the potential for economic recovery, are expected to continue in 2014.

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

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 21% of our revenue in 2013, compared to 16% of our revenue in 2012 and 18% of our revenue in 2011. The distributors are independent third parties who support our own direct marketing and sales. Continuing economic uncertainty presents significant challenges for our distributors, including:

—	uncertain demand patterns, which mean distributors risk ordering more products than they require to satisfy our end customers, resulting in them holding excessive inventory;
—	restrictions on credit terms, which mean distributors may have difficulty in selling products because end customers do not have the cash flow to enable them to buy from the distributors; and
—	fluctuating order patterns, which means end customers may amend existing orders or stop buying products because of insufficient demand, each of which could affect our distributors’ ability to continue in business.

Our business would be disrupted if end customers were unable to obtain our products from the distributors on a timely basis. In the event a distributors fails, we may be unable to collect amounts owed to us, for products that we have supplied or recover those products in default of non-payment.

www.csr.com	49

Risk factors continued

We are exposed to the political, economic and regulatory conditions in the countries in which we and our customers operate, which may adversely affect our operating results.

We derive nearly all our revenue from sales outside the UK. For example, our sales in China, where we maintain three offices and approximately 300 employees, accounted for, 44%, 55% and 59% of our revenue in 2011, 2012 and 2013, respectively. Further, one of the factories that manufactures our products has operations located in China. As a result, we are subject to economic climate, political environment, government policies and other risks in each of the countries in which we and our customers operate, including in China, where the political, legal and economic climate, both nationally and regionally, is extremely volatile and unpredictable. Examples of economic and political developments that could adversely affect us include government control over capital investments, increased taxation, restrictions on imports, import duties or currency revaluations.

We may face difficulties in complying with business practices or managing cultural differences, difficulties in working with local infrastructure and transportation networks, as well as difficulties in complying with local regulatory requirements in the design of products in each of the countries in which we and our customers operate. In particular, we are exposed to the legal and regulatory environment in China, which is subject to inherent uncertainties. For example, protection of intellectual property rights and confidentiality in China may not be as effective as in the US or other countries or regions with more developed legal systems. We may also incur costs in complying with new laws and regulations (for example, labour laws and regulations have been recently enacted in China).

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

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For example, in August 2012, the SEC adopted annual disclosure and reporting requirements for companies that use “conflict” minerals (tantalum, tin, tungsten and gold) mined from the Democratic Republic of Congo and adjoining countries in their products. Because our products contain one or a combination of tantalum, tin, tungsten and gold to improve their functionality, we recognise that we need to report on our supply chain and the extent to which such conflict minerals may be used in our products (although we are not a direct buyer of the conflict minerals from source). These reporting requirements, which require us to file Form SD in May 2014, involve material costs, including those related to the due diligence process of determining the source of minerals used in our products, as well as costs of possible changes to products, processes or sources of supply as a result of such verification activities. Moreover, as the new requirements are implemented, they could affect the sourcing and availability of minerals used in our manufacturing processes, as a result of which we may not be able to obtain products at competitive prices. Some of our customers may also elect to disqualify us as a supplier if we are unable to verify that all of our products are “conflict-free”

If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our business may be materially adversely affected.

We may fail to compete successfully in a very competitive market.

The markets for our products are highly competitive and rapidly evolving. Competition may in the future intensify due to the emergence of new companies as competitors in our markets or new markets where we chose to operate, or due to consolidation of market participants.

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

Within the markets in which we operate, we face competition from public and private companies, as well as the in-house design efforts of their customers. A number of our competitors have significantly greater financial, technical, research and development, manufacturing, marketing, sales and other resources than us. Some of our competitors bundle their connectivity and location products with baseband processors, and we may lose those customers that prefer to use platform suppliers of the full suite of connectivity and baseband modem solutions. If we fail to compete successfully, our results of operations and prospects would be adversely affected.

We may fail to manage the transition to smaller geometry process technologies.

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

We may be unable to obtain or fail to procure sufficient insurance to protect our business.

We are engaged in business activities which are technically complex, and involve us in developing new and innovative solutions that are adopted by our customers. Because of the complex nature of our business, we have in the past and expect to continue to face difficulties in obtaining insurance for example where we might face claims for breach of third party intellectual property or claims associated with errors or defects in our products. Moreover, our insurance may not be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject, including cyber-security risks. Even where we have obtained insurance, it may not be sufficient to cover one or more large claims, or such cover may not be available on acceptable terms. The insurer may also deny coverage as to any future claim. The successful assertion of one or more claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations.

50	CSR plc Annual Report and Financial Statements 2013

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

Where we have discontinued investment in new products, (for example, the DTV business which was closed in 2011, handset connectivity, an area where we ceased new developments following the sale of that business to Samsung in 2012 and the COACH platform, the development of which we are discontinuing), we envisage declining demand for products that are nearing the end of their life, as customers switch to alternative and newer products. As a result, we believe there is increased risk of holding too much inventory for such products which may result in us either having to charge lower prices in order to sell the product, being unable to sell the products, or write off the inventory, resulting in the Company incurring material costs.

From time to time, circumstances may arise which require us to order greater quantities of products in order to meet expected demand over the longer term, albeit this is greater than the levels forecasted by customer order schedules. For example, during 2012, we were informed of the decision by a supplier to cease manufacture of a product. This required us to place orders at higher volumes in the short term, in order to allow us to support customer demand in the period after manufacturing by our suppliers ceases. We may find that we have ordered too much of these products and are left holding inventory which is no longer required, which may result in us either having to charge lower prices in order to sell the product or being unable to sell the products, write off the inventory, resulting in the Company incurring further material costs.

www.csr.com	51

Board of Directors

Ron Mackintosh ■●	Joep van Beurden	Will Gardiner
Chairman	Chief Executive Officer	Chief Financial Officer

Mr Mackintosh (age 65), has served as a non-executive director since May 2004 and was appointed Chairman with effect from 2 May 2007. Mr Mackintosh is a non-executive director of software company Fidessa Group plc and non-executive chairman of AlertMe.com Ltd and of Nomad Digital Ltd. Mr Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr Mackintosh was Chief Executive of Computer Sciences Corporation’s (CSC) European business, which had revenues of $2.5 billion. He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy which he co-founded in July 2000. Mr Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Mr van Beurden (age 53), was appointed Chief Executive Officer on 1 November 2007. He has over 15 years of experience in managing technology companies in the US and Europe. Prior to joining CSR, Mr van Beurden was Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market based in France. Before joining NexWave, Mr van Beurden held senior positions at Canesta Inc., a fabless semiconductor company in San Jose, California and Philips Components also in San Jose. Prior to that, Mr van Beurden had worked for five years for management and strategy consultants McKinsey & Company in Amsterdam. Mr van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia in Lusaka. In January 2009, Mr van Beurden was appointed a director of the Global Semiconductor Alliance (GSA), a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. He served as Chairman of the GSA from December 2011 to December 2013, after serving as a Vice Chairman since December 2009. Mr van Beurden holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, The Netherlands.

Mr Gardiner (age 49), joined CSR as Chief Financial Officer in June 2008. Prior to joining CSR, Mr Gardiner was Finance Director for Technology and Enterprise at BSkyB plc. Before its acquisition by BSkyB in 2006, Mr Gardiner had since 2001 been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr Gardiner held a number of senior roles within JPMorgan’s investment banking division, specialising in the telecoms and technology sectors. Mr Gardiner has a BA from Harvard College and MA from Johns Hopkins University.

Walker Boyd ■ ● ▲	Anthony Carlisle ■ ● ▲	Levy Gerzberg
Non-executive director	Non-executive director	Non-executive director

Mr Boyd (age 61), was appointed a non-executive director of CSR on 6 December 2013. On 1 January 2014 he assumed the role of chairman of the Audit Committee. Mr Boyd is a chartered accountant, with extensive experience of working in listed companies in the UK and US. Until June 2010, when he retired, Mr Boyd served as Group Finance Director of Signet Jewelers Limited (formerly Signet Group plc), (“Signet”), a position he held from 1995. Dual listed on the London and New York stock exchanges, at the time he stood down from the Board, Signet had global revenues of $3.3bn, was the largest US specialty jeweller and incorporated a number of recognised UK brands including H Samuel and Ernest Jones. Between September 2010 and August 2013, Mr Boyd was non-executive chairman of WH Smith PLC. He is currently non-executive chairman of Spirit Pub Company plc, a role he has held since the de-merger of Spirit from Punch Taverns in August 2011. Mr Boyd is a member of the Remuneration and Nomination Committees.

Mr Carlisle (age 66), a non-executive director and CSR’s Senior Independent Director, was appointed a non-executive director of CSR in July 2005 and was appointed as Senior Independent Director on 27 May 2009. He is also a member of our Audit, Remuneration and Nomination Committees. Mr Carlisle has over 30 years experience in marketing and communications, advising major companies in the UK and internationally. He holds a BA in Economics.

Dr Gerzberg (age 68), joined the Board of CSR as a non-executive director on 31 August 2011 following the acquisition by CSR of Zoran Corporation which he co-founded and was its President, CEO and Director. Dr Gerzberg has over 30 years experience in the high technology industry in areas related to semiconductors, software and systems utilising digital signal processing and System-On- a-Chip (SOC) platforms in consumer electronics, communications, PCs, military and medical electronics markets. Prior to co-founding Zoran, Dr Gerzberg was Associate Director of Stanford University’s Electronics Laboratory, where he managed, conducted research and taught. Dr Gerzberg served as a director on the Consumers Electronics Association’s Board of Industry Leaders for two terms, from 2006 to 2008 and from 2011 to 2013. He was named Northern California’s “2003 Ernst & Young Entrepreneur of the Year” in the Semiconductor category, and in 2004 he was the recipient of the California Israel Chamber of Commerce International Partnership award. Dr Gerzberg holds a PhD in Electrical Engineering from Stanford University in California and an MSc in Medical Electronics and a BSc in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa, Israel.

52	CSR plc Annual Report and Financial Statements 2013

Christopher Ladas
Operations Director

Mr Ladas (age 68), was appointed a director of CSR on 1 January 2008. He joined the Company in May 2000 when he served as CSR’s Executive Vice President, Operations. He has been instrumental in establishing CSR’s supply chain partnership with TSMC, world leader in wafer foundry operations and ASE, the largest assembly and test subcontractor in the industry. Mr Ladas currently serves as Executive Vice President Operations. Between January 1996 and May 2000, Mr Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, Mr Ladas held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. Mr Ladas holds a BS in Chemistry from Arizona State University, USA. He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the Global Semiconductor Alliance.

Chris Stone ■	Teresa Vega ▲
Non-executive director	Non-executive director

Mr Stone (age 51) joined the Board of CSR as a non-executive director on 16 July 2012 and is also Chairman of the Remuneration Committee. Mr Stone is Chief Executive Officer of Nair & Co, a private company, with operations in the UK, India and the USA, which is a leading provider of specialist technical and administrative support services for companies which are looking to expand into international markets. Prior to taking on this role, in 2012, Mr Stone served as Chief Executive of Fitness First, one of the world’s leading health and fitness groups, as it went through a financial restructuring. From October 1999 until December 2011, Mr Stone served as Chief Executive Officer of Northgate Information Solutions plc (‘Northgate’), and was responsible for creating a market leader in providing specialist software, outsourcing and information technology (IT) services to the human resources, local government, education and public safety markets across 5 continents with revenues of over £850 million and employing over 10,000 people. Following the acquisition of Northgate in 2007 by private equity firm KKR for £1 billion, when Northgate de-listed, Mr Stone remained as CEO until December 2011. Prior to his role at Northgate, Mr Stone held senior positions with Accenture, Digital Equipment Corporation UK and EDS.

Ms Vega (age 59), joined CSR as a non-executive director on 27 October 2010 and is also a member of our Audit Committee. Ms Vega has over 35 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc., where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc., where she served as Chief Operating Officer of the wireless infrastructure unit. In each of these organisations, Ms Vega led and built multi-billion dollar divisions and spearheaded major product launches. Between 2002 and 2005, Ms Vega also served as Group President, Wireless Cable and Emerging Markets at Telecordia Technologies Inc., a leading global provider of telecommunications software and services for network operators. Ms Vega is currently non-executive chairman of Cambridge Broadband Networks Limited and ip.access Limited, both of which are based in Cambridge, UK.

▲ Audit Committee ■ Remuneration Committee ● Nomination Committee

www.csr.com	53

Corporate Governance

Chairman’s introduction

CSR’s success depends on blending talent with innovation, creativity with disciplined focus, and passion with a focus on success. These elements must be underpinned by a sure foundation of fairness, ethical behaviour, sound judgment and, most importantly, personal accountability. The passion, which is driven from the very top of the company and permeates throughout it, needs to be supported by oversight and reporting that provides appropriate governance and assurance. I and my fellow directors believe that good governance is the very heart of an effective and properly functioning organisation.

The Board believes that personal accountability, regardless of an individual’s role in our organisation is extremely important. Personal accountability should enable a business such as CSR, which operates across many countries with diverse cultures and laws, to conduct its business in accordance with prevailing laws, and business practices. The role of the Board is to set the tone in such matters, and to support executive management in promoting the right culture and practices, supported by a framework of policies that sets out the practices to which employees are expected to adhere. These are combined with oversight and assurance that calibrates how individuals and teams are adhering to these standards.

Your Board is committed to these principles. Through its business and that of its Committees during 2013, the Board has played an active role in ensuring that the fulfilment of CSR’s strategic objectives is conducted within a framework that properly reflects the interests of all our stakeholders.

Your Board receives regular reports on all aspects of the Group’s business, including areas directly related to good governance. Examples of the type of subjects include progress on the Group policies and practices concerned with health, safety and environmental management (including training to empower local management and staff to take personal ownership of such matters), the evaluation and management of risks associated with the conduct of the Group’s business, and the implementation of initiatives designed to further enhance existing processes concerned with Cyber Security, which has been ongoing throughout 2013.

As a unitary Board, your directors also have a shared responsibility for the long-term success of the Group. This is performed through the formulation and execution of the Group’s strategy, making enquiries of management, assessing performance, demonstrating independence, knowledge and experience and holding management to account. We consider the Board is sufficiently diverse, conforming to the provisions of the UK Corporate Governance Code (‘the Code’) on diversity, with the right balance of skills, experience and background. This balance and diversity is periodically evaluated and, in considering new appointments to the Board, attention is given to sustaining the appropriate balance, with due regard for the evolution of the Group.

The following report, which includes on pages 59 to 65 the report of the Audit Committee, and the separate report of the Remuneration Committee on pages 68 to 84, explains how the Board operates, the roles of the Board members and how the Board and its Committees function to ensure compliance with the principles of good corporate governance. In this report and the Strategic Report on pages 38 to 44, we also explain how we encourage our employees across the Group to accept their individual accountability for ensuring that the Group as a whole operates to high standards of governance.

Ron Mackintosh

Chairman

Statement of compliance

The Company’s shares are listed on the premium segment of the Official List maintained by the UK Listing Authority. Therefore, under the Listing Rules of the Financial Conduct Authority, the Board must report on compliance with the Main Principles set out in the UK Corporate Governance Code published by the Financial Reporting Council (the ‘Code’). The Code was revised in September 2012 and was effective for the Company for the reporting period commencing on 31 December 2012. The Board has considered the provisions of the Code, in determining its compliance and is satisfied it has complied with the code throughout the 52-week period to 27 December 2013.

The Company’s American depositary receipts are listed on the NASDAQ Stock Market LLC (NASDAQ) and the Company is therefore also subject to the rules of the NASDAQ and US Securities laws and the rules of the US Securities and Exchange Commission (the SEC) applicable to foreign private issuers.

Succession planning and organisational development

The Board recognises the importance that organisational development plays in supporting the successful delivery of the Group’s strategy. This is particularly important during periods of significant change, which the Group has experienced in recent years with the acquisitions of SiRF Technology in 2009 and Zoran Corporation in 2011, the disposal of the handset connectivity and handset location development operations (‘Handset Operations’) to Samsung Electronics Co., Ltd (‘Samsung’) in 2012 and the decision, which was announced in December 2013, to discontinue investment in the Camera on a Chip platform.

From regular reports, the Board is updated on employee-related matters and organisational changes as they relate to the delivery of the Group’s objectives. Reporting includes details of how changes are being implemented, including the support provided to implement and manage such developments effectively. For example, following the loss of personnel with important skills as a result of the disposal of the Handset Operations to Samsung in October 2012, the Board has through the course of 2013, received updates on the recruitment of additional people, including senior level appointments into specific areas of the Group’s business. The Board also has oversight and provides scrutiny on progress on recruitment into senior executive functions, linked to meeting specific objectives. One example is the search for an additional senior manager to support the Group’s Cyber Security-related initiatives.

Senior management below board level attend and present to the Board on specific business items within their areas of responsibility, including as part of discussions on strategy and at the time of considering the annual plan each year. The Board considers that this engagement provides valuable insight. It is expected to incorporate additional management engagement within the Board’s regular cycle of meetings, for example with those newly appointed into senior functions supporting execution of the Group’s technical roadmap.

During the autumn of 2013, management initiated a formal review of succession planning and development which is targeted at senior managerial and executive levels in the Group. Details of the review were reported at a meeting of the Board held in December 2013. The review is expected to complete in the first quarter of 2014, at which stage the findings and recommendations will be further considered by the Board.

Ethics policy

All employees of the Group, including the directors and senior officers, must comply with the Group’s Ethics Policy, which was first adopted in 2009 following the Company’s registration with the SEC. In addition, the Group has adopted an Executive Ethics Policy that applies to Board members, senior officers and other specified employees and is intended to meet the ‘code of ethics’

54	CSR plc Annual Report and Financial Statements 2013

requirements of Section 406 of the US Sarbanes-Oxley Act. A copy of the Executive Ethics Policy may be found at www.csr.com/ethicspolicy. Information on the Company’s website is not incorporated by reference into the Annual Report filed with the US Securities and Exchange Commission on the Form 20-F.

The following statements describe how the Board operates and the respective roles of the Chairman, non-executive and executive directors.

The Board

As at 27 December 2013, the Board comprised ten members, being the Chairman, Mr. Ron Mackintosh, three executive directors and six non-executive directors, one of whom is not independent under the provisions of the Code. Of those in post as at 27 December 2013, nine directors including Mr. Mackintosh had served throughout the year.

	Role	In post 1 Jan 2013	In post 27 Dec 2013

Served during 2013
Non-Executive Directors

R W Mackintosh	Chairman	Yes	Yes
A J Allner[1]	Chairman of Audit Committee	Yes	Yes
A E C G Carlisle	Senior Independent Director	Yes	Yes
L Gerzberg	Non-Executive Director	Yes	Yes
C M R Stone[2]	Chairman of Remuneration Committee	Yes	Yes
Ms T M Vega	Non-Executive Director	Yes	Yes

Joined in 2013

W G Boyd[3]	Non-Executive Director	No	Yes

Left in 2013

S Giacoletto-Roggio[4]	Chairman of Remuneration Committee	Yes	No

		7	7

Served in 2013
Executive Directors

J A J van Beurden	Chief Executive Officer	Yes	Yes
D D W Gardiner	Chief Financial Officer	Yes	Yes
C A Ladas	Operations Director	Yes	Yes

		3	3

Total		10	10

1 Stood down as Non-Executive Director and Chairman of the Audit Committee on 31 December 2013

2 Appointed Chairman of the Remuneration Committee on 22 May 2013

3 Appointed Non-Executive Director on 6 December 2013 and with effect from 1 January 2014, Chairman of the Audit Committee

4 Stood down as Non-Executive Director and Chairman of the Remuneration Committee on 22 May 2013

Mr. Ron Mackintosh has served as Chairman of the Board since May 2007 and as a non-executive director of the Company since May 2004. In the opinion of the Board, on each of his appointments as a non-executive director and as Chairman, Mr. Mackintosh was independent of management. The Board is satisfied that Mr. Mackintosh is able to devote the necessary time commitment to the role of Chairman of the Board.

Mr. Anthony Carlisle was throughout the year the Senior Independent Director, a post he has held since May 2009. Mr. Andrew Allner, a chartered accountant with recent and relevant financial experience, served throughout the year as Chairman of the Audit Committee, having held that post since May 2009. As previously announced, Mr. Allner stood down from the Board with effect from 31 December 2013. Mr. Walker Boyd joined the Board as a non-executive director on 6 December 2013. With effect from 1 January 2014, Mr. Boyd assumed the role of Chairman of the Audit Committee. Mr. Boyd, a chartered accountant, is considered independent of management and possesses recent and relevant financial experience. Mr. Will Gardiner is the director responsible for health and safety. Mr. Brett Gladden served as Company Secretary throughout the year.

The Board recognises that Dr. Levy Gerzberg does not satisfy the requirements under the Code as an independent non-executive director, based on his previous executive role within Zoran, of which he was a co-founder and, at the time of its acquisition by CSR, was a director on the company’s board and held the offices of President and Chief Executive Officer. The Board however considers that Dr. Gerzberg’s experience and considerable knowledge of Zoran and of its technologies and markets has and will continue to contribute significantly to the understanding of the Board. The Board also considers that, in the performance of his duties, Dr Gerzberg acts in a manner which is independent of management and the Company.

The Board remains satisfied that an appropriate balance of skills and experience has been in place to enable the Board to perform its responsibilities effectively. An overview of the balance of skills and experience on the Board is given below.

Information on the holdings of directors in the Company’s Ordinary Shares and American Depositary Shares can be found on page 88 of the Director’s Report – Other Statutory Information. Information on the appointment of directors are on page 58, and on directors’ powers and procedures for amendments to the Company’s articles can be found on pages 145 to 147 of the Directors’ Report – Corporate and Share Information.

www.csr.com	55

Corporate Governance continued

Board balance and diversity

As already mentioned in this report’s introduction, innovation and creativity are critical to the success of the Group and stem directly from the skills and capabilities of our people. This is true at all levels of the Group, including at Board level. The Board supports diversity across the organisation as a whole in meeting the Group’s strategy. CSR is present in ten countries, across Europe, North America and the Far East, reflecting the Group’s evolution through a combination of organic growth and acquisitions.

The Board believes that it has an appropriate balance of diverse skills and experience which enables it to perform effectively, helping the Group meet its business objectives. The Board includes executive and non-executive directors with extensive knowledge of the background and development of the Group. We believe that the directors have in-depth understanding and skills in industries relevant to those in which the Group operates. Their experience encompasses the cycle of product research, development, strategic marketing and communications, customer knowledge, and wider corporate development, including financial management and experience in mergers and acquisitions. The Board believes that it is important to consider board diversity within the context of ensuring those appointed to it are able to contribute effectively, using their relevant skills and knowledge.

The Board acknowledges continuing wider engagement in promoting broader diversity on company boards that reflect the gender, ethnicity and cultural backgrounds that make up our society. The Board is supportive of such matters and is satisfied that in its consideration of the composition of the Board and in executive management, the Company reflects this principle. Within the Group as a whole, women comprise 19% of our total employees (or 400 out of a total of 2,146). Within the executive management team that reports to the CEO, women comprise 11% (or 1 out of 9 personnel) and at board level 11% (or 1 of 9). In the appointment of personnel to roles in the Company, including those at Board level, the Company has demonstrated its willingness to promulgate diversity where this is also consistent with ensuring those appointed possess the necessary talent and experience to support the Company and Board in its activities.

Reflecting the global market within which the Group operates, the Board comprises directors from four different nationalities with experience of managing businesses in each of the continents in which the Group is present. A detailed biography for each member of the Board is given on pages 52 and 53.

The conduct of the business of the Board

The Board and its Committees meet regularly during the year as well as on an ad hoc basis as required by time critical business needs.

The Board is responsible for the overall conduct of the Group’s business and is accountable to shareholders for the effective and proper management and control of the Company and Group and has a formal schedule of matters reserved for its decisions. These include the review and approval of:

—	Group strategy and long-term plans;

—	the annual budget and plan;

—	acquisitions and disposals and requests for major capital expenditure;

—	Group financial structure, including tax and treasury; and

—	annual and quarterly financial results and other significant financial matters.

The process of review and approval of the foregoing matters is undertaken following discussions, in conjunction with senior executive management, who in turn are responsible for the conduct of the Group’s operations and for reporting to the Board on the progress being made in meeting the Group’s objectives. The schedule of matters reserved for the Board was reviewed in December 2013.

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

The Board regularly reviews strategy as part of its normal business. This includes holding at least one off-site meeting during each year, the agenda for which covers a broad range of financial, commercial and technical aspects concerning the strategic objectives for the Group. In 2013, the off-site meeting was held in the summer, with members of the management team attending and participating in presentations and discussions. As part of the process for reviewing strategy both within its normal business and the off-site review, the Board considers the known and potential challenges associated with the execution of the objectives. The Board also considers the risks to the Group in delivering the strategy, assessing management’s mitigation of identified risks and also to what extent risks should be accepted in the execution of the Group’s objectives. More information on how the Board considers risk and monitors proposed mitigation is set out on pages 35 to 37.

The non-executive directors of the Board have diverse business, financial and technical experience, details of which are summarised on pages 52 and 53. Each non-executive director plays a full role in contributing to the determination of agenda items and the consideration of matters brought before the Board. This includes:

—	considering, approving and monitoring performance against strategic objectives through detailed reviews conducted at Board level;

—	providing entrepreneurial leadership within a framework of prudent and effective controls, which were created to enable risks to be assessed and managed; and

—	setting the Group’s values and standards and ensuring that its obligations to shareholders and other stakeholders are understood and met.

Non-executive directors are expected to constructively challenge and contribute to the development of the Group’s strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting on performance by management.

Non-executive directors attend meetings with management outside the normal cycle of formal meetings, either to receive updates in areas of specific interest or to discuss the planning and execution of tasks connected with specific matters.

56	CSR plc Annual Report and Financial Statements 2013

Independence of non-executive directors and segregation of duties

In accordance with the provisions of the Code, consideration has been given to the independence of all the non-executive directors. The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement. As discussed above, the Board considers that Dr. Gerzberg, formerly Chief Executive Officer and a co-founder of Zoran Corporation, acts in a manner which is independent of management and the Company.

The division of responsibilities between the non-executive Chairman and Mr. van Beurden, Chief Executive Officer (CEO), is sufficiently clear and established in the opinion of the Board that it is not required that it be formally documented. The Chairman is responsible for the running and leadership of the Board. The CEO is responsible for leading and managing the business within the authorities delegated by the Board and to promote the interests of the Company and Group as a whole.

Division of responsibilities
Chairman	CEO

—    Run the Board and set its agenda, taking into account concerns of all Board members

—    Ensure that the Board members receive accurate, timely and clear information to enable the Board to carry out its duties effectively

—    Enable constructive debate and effective decision making, ensuring sufficient time is allowed for discussion of complex or contentious issues

—    Ensure that Board decisions are effectively implemented

—    Promote the highest standards of corporate governance and business ethics throughout the Group

—    Ensure effective communication with shareholders

—    Devote substantially the whole of his time and his attention and skill to the duties of his office

—    Develop strategy proposals for recommendation to the Board and ensure that agreed strategies and associated plans are reflected in the business

—    Be responsible to the Board for the performance of the business consistent with the agreed strategy, plans and policies

—    At all times keep the Board and the Chairman promptly and fully informed of his conduct of the business and affairs of the Company and of the Group as a whole and provide such explanations as the Board or the Chairman may require in connection therewith

—     Faithfully and diligently perform such duties and exercise such powers, consistent with the office to which he is appointed, as is from time to time assigned or vested in him by the Board

The CEO has day-to-day responsibility for the Group. The executive management, who are responsible for the performance of discrete commercial and operational activities of the Group report to the CEO. The executive management have responsibility within their area of expertise for the implementation of objectives and assessing performance of particular functions against those objectives. Representatives from their respective teams attend and report to an executive leadership forum, which includes each of the executive directors and members of the executive management. The CEO also meets regularly with the managers and leaders in various established forums that fit with the operational cycles of the Group. The CEO formally reports at each meeting of the Board on salient matters arising from the execution of his responsibilities.

The Board receives reports within its normal business on the activities across the Group, including strategic, financial, commercial and on human resources. Periodically, members of the executive management that report into the CEO attend these meetings and report on areas of their responsibility. At these meetings, the Board will receive status reports on progress against specific targets, for example in performance against project milestones, or assessments on the launch of new products. This will include an assessment of any potential risks associated with these activities and possible mitigation measures.

As a global business, the Board considers it important to receive information on the business of the offices across the world. Accordingly, reports are provided by the executive management on the results of their visits to the Group’s offices, as well as meetings with customers and suppliers. The Board is proposing to visit one of the Group’s locations outside of the United Kingdom during 2014.

The Board met eight times during the year of which seven were scheduled regular meetings and one ad hoc meeting reflecting the business needs of the Group. The attendance of each of the directors at the scheduled meetings is shown on page 67. Meetings of duly appointed committees to the Board met a further seven times enacting elements of business specifically delegated and which were attended by at least one non-executive director and two executive directors.

Evaluation of the performance of the Board

The Board has undertaken an annual evaluation of the performance of the Board and its Committees on which it has reported since 2006. In accordance with the provisions of the Code, an evaluation of the performance of the Board in conjunction with an external agent, was conducted in the autumn of 2011, supported by Armstrong Bonham-Carter.

The review for 2013 was conducted internally, using a questionnaire and individual meetings conducted by the Chairman with each member of the Board. The Chairman reported on feedback to the Board at a meeting held in December 2013, during which the findings were discussed. The overall conclusion was that the Board, its Committees and individual directors were performing satisfactorily. The Senior Independent Director, Anthony Carlisle, also reported on the review of the performance of the Chairman which had concluded that the Chairman was performing well.

www.csr.com	57

Corporate Governance continued

At the meeting held in December 2013, the Board also considered the importance of identifying and tracking key risks which had the potential to impact fulfilment of the Group’s strategy, including the challenges in allocating financial and human resources to products and technologies in evolving markets, for example in the emerging markets of Bluetooth Smart and Indoor Location. This will continue to be an area of focus for the Board and engagement with management through the course of 2014.

The Board has separately considered that the nine-year tenure in office of Mr. Carlisle will complete in 2014. With due consideration for the contribution of Mr. Carlisle and the results of the performance review, it has been determined that Mr. Carlisle’s appointment continue through to the conclusion of 2014, subject to his re-election by shareholders at the 2014 Annual General Meeting to be held in May. Mr. Carlisle will continue in his capacity as Senior Independent Director until the end of 2014, when Mr. Walker Boyd will assume that role.

Policy on appointment and re-appointment

In accordance with the provisions of the Code, all directors serving on the Board stand for re-election annually.

Mr. Boyd was appointed a non-executive director with effect from 6 December 2013 and has a letter of appointment effective for a three-year term from that date. In accordance with the Company’s Articles, Mr. Boyd will be offering himself for election at the 2014 Annual General Meeting being the first Annual General Meeting of the Company since his appointment.

Further information on Mr. Boyd who is standing for election and each of the directors standing for re-election is set forth in the Notice of the Annual General Meeting, which is a separate document issued to all shareholders.

On appointment, all directors are asked to confirm they have sufficient time to devote to their duties which, along with their duties and roles, are confirmed in their letter of appointment. They are also advised that they have access to the advice and services of the Company Secretary and, in addition, that they are entitled to seek independent professional advice in the furtherance of their duties, if necessary, at the Company’s expense. As part of their induction, the directors are provided with information explaining their role and duties, in addition to background information on the Company and Group as well as the function and recent deliberations of the Board and its Committees by way of recent papers and reports, for example those from the auditors in respect of the most recent full financial year. In conjunction with his appointment, Mr. Boyd has held a number of meetings with members of the Board and executive management, in addition to the Auditors and other advisers to the Company, in order to support his induction.

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

Communications with shareholders

The Board makes considerable efforts to maintain good relationships with shareholders. Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its major shareholders through regular meetings and presentations following announcements of each quarter’s results. The Board believes engagement with all shareholders, including smaller investors, is important and welcomes the attendance of shareholders at the Company’s Annual General Meeting which in 2014 will be held in London.

The Senior Independent Director, Mr. Anthony Carlisle, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention. The Board is also apprised of discussions with major shareholders to ensure that executive and non-executive directors consider any matters which might be raised by those shareholders and to enable all directors to understand shareholders’ views. This includes feedback from the meetings attended by executive directors and the Chairman, in addition to reports from the Company’s advisers on their engagement with shareholders on behalf of the Company. During the early part of 2013, the Chairman engaged with a number of shareholders to discuss proposals in connection with executive directors’ remuneration.

Non-executive directors attend the Annual General Meetings and will also make themselves available to meet with shareholders on other occasions where requested. Corporate information is available on the Company’s website, www.csr.com. Information on the website is not incorporated by reference into the Annual Report filed with the US Securities and Exchange Commission on Form 20-F.

Committees of the Board

The Board has three Committees, Remuneration, Audit and Nomination. Throughout the year, each of Mr. Allner and Mr. Carlisle were members of the Remuneration, Audit and Nomination Committees. Ms. Vega was a member of the Audit Committee throughout the year. Mr. Stone served as a member of the Remuneration Committee throughout the year and has since May 2013, been Chairman of that Committee. Until he stood down from the Board following the AGM in May 2013, Mr. Giacoletto-Roggio was Chairman of the Remuneration Committee and a member of the Nomination Committee.

Mr. Mackintosh chairs the Nomination Committee, is a member of the Remuneration Committee and attends meetings of the Audit Committee by invitation. Mr. Boyd has since his appointment in December 2013, been a member of the Audit, Remuneration and Nomination Committees.

In accordance with the Code, the duties of the Committees are set out in formal terms of reference. These are available from the Company Secretary and can be found on the Company’s website, www.csr.com. Membership of the Committees is shown on pages 52 and 53. Information on the Company’s website is not incorporated by reference into the Annual Report filed with the US Securities and Exchange Commission on Form 20-F. The Company Secretary acts as secretary to each of the Committees. Each Committee undertakes an annual review of its terms of reference and makes recommendations to the Board for changes where appropriate. The Board considers that the terms of reference of these Committees are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules, (see ‘US Listing Requirements’ on pages 66 to 67).

58	CSR plc Annual Report and Financial Statements 2013

Remuneration Committee

As at the date of this report, the Chairman of the Remuneration Committee, was Mr. Chris Stone, a position he has held since May 2013 following the retirement at that time from the Board of Mr. Sergio Giacoletto-Roggio. The other members of the Committee at 27 December 2013 were Messrs. Allner, Boyd, Carlisle and Mackintosh.

The principal function of the Remuneration Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole. The Remuneration Committee met three times during the year and the attendance of its members is shown in the table on page 67.

The report to shareholders on the role of the Remuneration Committee and how directors are remunerated, together with details of individual directors’ remuneration are set out on pages 68 to 84.

Nomination Committee

Mr. Ron Mackintosh is the Chairman of the Nomination Committee, a position he has held since May 2007. The other members of the Nomination Committee at 27 December 2013 were Messrs. Allner, Boyd and Carlisle. The qualifications of the directors can be found in the biographies of board members on page 52.

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

The Nomination Committee retains external search consultants as appropriate to assist the Committee in identifying candidates for appointments to the Board. During 2013, the Nomination Committee engaged Russell Reynolds, executive search consultants, who are independent of the Company, to undertake a search for suitable candidates for a new non-executive director which culminated in the appointment of Mr. Walker Boyd effective from 6 December 2013. The Board is satisfied that a robust and thorough evaluation was undertaken in connection with Mr. Boyd’s appointment to the Board.

During 2013, the Nomination Committee did not meet separately, but did meet as part of the formal proceedings of the Board to consider the appointment of Mr. Boyd.

Audit Committee

Throughout 2013, Mr. Andrew Allner served as the Chairman of the Audit Committee, a position he had held since May 2009. The Board is satisfied that Mr. Allner, a Chartered Accountant, possessed ‘recent and relevant financial experience’ for the purposes of the Code and is an ‘audit committee financial expert’ for the purposes of US securities laws.

The Board has further determined that for the purposes of US securities laws, Mr. Allner was independent in accordance with the definition of independence in Rule 5605(a)(2) of the listing rules of the NASDAQ.

The other members of the Audit Committee at 27 December 2013 were Mr. Carlisle, Mr. Boyd and Ms. Vega. Mr. Mackintosh, Chairman of the Board, attends meetings of the Audit Committee by invitation. The experience and expertise of the members of the Audit Committee are summarised on pages 52 and 53. The attendance of its members is shown in the table on page 67. Each member of the Committee is financially literate, having the necessary ability and experience to understand financial statements.

The Audit Committee encourages continuous improvement and supports management in identifying targets and objectives that contribute to this aim. Areas in which the Committee worked with management in this regard are considered in more detail below.

Following the retirement of Mr. Allner from the Board, effective 1 January 2014, Mr. Walker Boyd assumed the role of Chairman of the Audit Committee. The Board is satisfied that Mr. Boyd, a Chartered Accountant, possesses ‘recent and relevant financial experience’ for the purposes of the Code and is an ‘audit committee financial expert’ for the purposes of US securities laws. The Board has further determined that for the purposes of US securities laws, Mr. Boyd is independent in accordance with the definition of independence in Rule 5605(a)(2) of the listing rules of the NASDAQ.

Introduction from the Chairman of the Audit Committee

Your Audit Committee is integral to the scrutiny which is given by the Board on the performance of management and the standing of the Group as a whole.

The Committee regularly assesses the Group’s financial integrity while also ensuring that management establishes and maintains systems of controls including those concerned with financial reporting and risk management that are balanced and appropriate, and which evolve in a measured manner to reflect changes in the Group across its various operations.

Through quarterly meetings which were held during 2013, the Committee has applied these principles to a range of topics that are part of an established schedule of business, as well as to specific matters as they might arise.

For example, as with other listed companies, an important area of focus has been to consider and plan for the enhanced reporting that became a requirement for listed companies during 2013.

Your Committee has received reports in connection with these requirements and discussed with management how to ensure the requirements are satisfied. This has included early consideration of the matters that are set out in this report, including reporting on the significant issues considered by the Audit Committee (which are set out on pages 62 and 63) and considering the process by which the Board and management can assure themselves that the financial statements are fair, balanced and understandable. In connection with these requirements, the Committee has also considered how changes to narrative reporting and work on the enhanced disclosure on remuneration have been planned and executed to support clear and cohesive information for stakeholders.

www.csr.com	59

Corporate Governance continued

The Committee also supports assessment of overall business performance. For example, with due consideration for the immediate and longer term strategic objectives of the Group, we have considered proposals for, and subsequently tracked the progress of, implementing measures aimed at reducing operating costs in conjunction with the Group’s long-term operating model. This in turn has supported consideration by the Committee of associated disclosures on the performance of the Group, which form part of the quarterly financial statements.

As previously reported, in the latter part of 2012, the Group completed the disposal of the Handset Operations to Samsung. As explained in last year’s report of the Audit Committee to shareholders, the Committee reviewed various aspects associated with the transaction. We recognised the importance of managing changes within the business following the completion of the disposal. Therefore throughout 2013, the Committee received updates on progress against specific milestones associated with post-completion activities, as well as the performance against the plan for the Legacy Products group, within which the business supporting our handset customers was managed.

The Group has undergone significant change over recent years, through a combination of organic growth, acquisitions and disposal. The Committee has oversight on the measures taken to manage such changes, including for example the implementation of common policies, procedures and business systems that are required to maintain integrity in financial reporting and controls.

An important aspect of such assurance is through the Group’s internal audit function, and as explained on page 61 the Committee determines the key areas of focus and receives quarterly reports from the Internal Auditor, as part of monitoring the activities and standards applied in effective management of the business.

As part of its terms of reference, the Committee receives reports on the identification, mitigation and management of risk within the Group. On pages 63 and 64 of this report, as well as in the sections in the Strategic Report on pages 35 to 37 and the Risk section on pages 45 to 51, we explain in more detail how risk management is conducted for CSR. Arising from an initiative that commenced in 2012, the Committee has through 2013 received specific reports associated with the evaluation and mitigation of risks associated with Cyber Security and the Group’s business operating systems. These specific reports included an evaluation conducted by external consultants, benchmarking the actions being taken and assessing the sufficiency of identified strategies that are intended to support threat analysis and mitigation.

In keeping with many of the risks that the Group faces, we recognise that threats from Cyber-related risks continue to evolve. Through engagement with management and where necessary, external consultants, we seek to ensure that, as far as possible, our mitigation measures are proportionate and remain subject to regular review, with due consideration of the Group’s strategic objectives.

At its meeting in October, the Committee noted the findings arising from the interim report of the Competition Commission enquiry on Audit Tendering, published in the Autumn of 2013. We believe the changes proposed are consistent with good governance, transparency and shareholder engagement, and we support them. The present Audit Partner is Mrs. Kate Houldsworth. Mrs. Houldsworth has held the post of audit partner for CSR since October 2013. We discuss our approach to the review of the effectiveness of the external auditors on page 62.

Walker Boyd

Chairman, Audit Committee

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

The Audit Committee recommends the appointment and re-appointment of the Group’s external auditors, having considered their effectiveness through meetings lead by the Chairman of the Audit Committee. The Audit Committee also considers the scope of the external auditors work, the terms of their appointment, their fees and the cost effectiveness of their work.

The Audit Committee monitors the effectiveness of the Group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls, and also reviews the statement on internal controls before it is agreed by the Board for each year’s annual report.

A detailed agenda of matters for discussion at the meeting, together with supporting papers is provided in advance of each meeting of the Audit Committee. The agenda incorporates a range of standard business items considered at each meeting. Routine business items include reports from the Chief Financial Officer and Internal Auditor as well as a draft form of the announcement on the Group’s financial results for each quarter. In addition, the Audit Committee addresses a number of other items as part of its schedule of business through the course of a year, such as risk management, business continuity planning, treasury policy and procedures, tax planning and the Group’s policy manual as well as such ad hoc matters as are deemed appropriate. The schedule of agenda items for the calendar year was last reviewed and approved by the Audit Committee in July 2013 and was considered to remain appropriate for 2013 and into 2014.

The Audit Committee invites the Chief Executive Officer, the Chief Financial Officer, the Deputy Chief Financial Officer, the Internal Auditor and senior representatives of the external auditors to attend meetings as appropriate to the business being considered. In addition, the Audit Committee has the right to invite any other employees to attend meetings where this is considered to be appropriate.

The conduct of the business of the Audit Committee

The Audit Committee met five times in 2013 in the execution of its responsibilities. The more material matters considered and any proposals for action were reported by the Chairman of the Audit Committee to the subsequent meeting of the full Board.

60	CSR plc Annual Report and Financial Statements 2013

The Audit Committee reviews all proposed announcements to be made by the Group to the extent they contain financial information. In the preparation of such statements, the Audit Committee considers the level of disclosure and how these comply with prevailing accounting standards as well as good practice. From time to time, the Audit Committee has instigated reviews of the approach taken by management on specific items with due regard to prevailing interpretation and practice, including for example in regard to disclosure on charges associated with the vesting and exercise of equity as part of the Group’s employee incentive arrangements. In 2013, the Audit Committee was also advised on the timing of the introduction of new reporting standards, how they impact the Group, and appropriate action to ensure the Group will comply, which has also been shared with the auditors.

Each quarter, as part of its routine business, the Audit Committee receives a detailed report from the Chief Financial Officer on the performance of the Group. In addition to a summary of the balance sheet and income statement, the report incorporates detailed analysis on a range of key metrics which tracks the performance of the Group and its operating segments. This information forms part of the discussions of the Audit Committee to ensure that material matters are properly considered and discussed with management and, where appropriate, with the external auditors. The information and the discussions support the understanding of the Audit Committee and the Board on the nature of disclosures which should be made in the Group’s financial results. Reflecting both the evolution of the Group and wider developments in best practice, the Audit Committee has considered areas for possible enhancement in internal reporting, which serve to aid understanding in business performance and in the management of significant risks, for example introduction of new products and technologies.

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

At 27 December 2013, the Group had cash resources of $306.2 million, a decrease from the $333.3 million held at the end of the prior year. The net outflow arises from the day-to-day operations of the Group, after the return of capital to shareholders resulting from share buybacks and the payments of final and interim dividends during the year. These are discussed in the Strategic Report on pages 28 and 29. The Audit Committee monitors the Group’s Treasury function on a regular basis, including where appropriate periodic external audits of the Treasury function’s policies, procedures and working practices. The Group’s Treasury Policy was most recently reviewed in October 2013 and the findings reported for consideration by the Audit Committee at its scheduled meeting in October 2013. The review included amendments to the approved counterparties with whom the Company might place cash on deposit to reflect management’s assessment, in conjunction with independent reports received on changes to the ratings of certain financial institutions. The Treasury Policy was approved by the Audit Committee and subsequently adopted by the Board.

As appropriate, the Audit Committee and Board are kept appraised of litigation affecting the Group, any material developments and the assessment of the potential to affect the financial position of the Group This review is also supported by a sub-committee of the Board led by the Chairman of the Board, the purpose of which is to consider matters connected with material litigation. Both the Audit Committee and the Litigation sub-committee have access to the advice and support of the Group’s executive management and outside counsel where considered appropriate. The results of these meetings are reported to the Board as appropriate.

The Committee continues to receive reports each quarter on progress in raising awareness within the organisation across functions and territories on appropriate processes and engagements with third parties in response to the UK Bribery Act. During 2013, external advisers continued to support additional targeted face to face training to augment the online training and to review prevailing policies with regard to the changes in the Group and developing practices and interpretation of how best to respond to the principles of the UK Bribery Act. This will form part of the business of the Audit Committee at future meetings.

Interaction with the external Auditors

During 2013, as part of its formal business, the Audit Committee met on five occasions with the external auditors. On two occasions the Audit Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Audit Committee has a policy of permitted services which details the services that can be provided by the Group’s auditors and those services which require specific advance approval by the Audit Committee. The policy also details services that the Group’s auditors are not permitted to provide. The objective is that the auditors should not be employed to provide services where either the nature of the work or extent of the services and fee payable might impair the auditors’ independence or objectivity.

The external auditors are permitted to undertake some non-audit services, providing this has been awarded after due consideration of their skills, competence and integrity to carry out the work in the best interests of the Group, on for example, advisory services and due diligence activities associated with potential acquisitions. For permitted services, the Audit Committee has delegated the determination of fees to the Chief Financial Officer, provided the fee does not exceed $100,000. No services can be provided in excess of $100,000 without the prior approval of the Audit Committee. The policy, which was reviewed in October 2013, was complied with throughout the year.

www.csr.com	61

Corporate Governance continued

The Audit Committee is aware of and has approved the audit and non-audit services which have been provided during 2013 by the Company’s external auditors, Deloitte LLP (‘Deloitte’). Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group and work associated with the review of the Group’s response to potential Cyber-related risks.

	2013 $’000	2012 $’000	2011 $’000
Audit fees	851	883	1,007
Audit-related services	105	110	44
Taxation services	261	672	466
Other services	34	350	2,380
Total	1,251	2,015	3,897

The Audit Committee is satisfied that, notwithstanding the work in each of the foregoing areas, Deloitte have retained objectivity and independence during the year.

The table above shows the fees paid by the Company to the external auditors as approved by the Audit Committee.

Approval for permitted non-audit services is sought as required under the Committee’s policy. During 2013, total non-audit related fees were $400,000 (2012: $1,132,000). The most significant element stated above in ‘Other Services’ for the work in 2013 related to IT security consulting (for 2012, the most significant element related to the transaction with Samsung) where the appointment of Deloitte was approved by the Audit Committee. The Audit Committee considered that performance of the relevant non-audit services by Deloitte was the most cost-effective way of conducting the requisite work and therefore in the best interest of the Group having due regard to the competence and knowledge possessed by Deloitte. The Committee was also satisfied that no conflicts of interest existed or would arise in the conduct of the work on behalf of the Group. During the year a total of $2.91 million (2012: $3.27 million) was paid to other accounting firms for non-audit work, including $1.4 million for work in relation to tax advice to the Group provided by PricewaterhouseCoopers LLP, Ernst & Young and KPMG. Audit-related fees were $0.2 million and consisted of the performance of overseas statutory audits.

Deloitte has been the Company’s auditors since July 2002, (which precedes the Company’s listing on the London Stock Exchange in March 2004) and the cost, scope and effectiveness of the audit are reviewed regularly. The most recent full review, including release of tenders to other possible audit firms was conducted in 2005 and Deloitte was re-appointed at that time. The present Audit Partner is Mrs. Kate Houldsworth. Mrs. Houldsworth has held the post of audit partner for CSR since October 2013. Based on the provisions of the Code, a formal tendering process would be required at the latest by the last year of Mrs. Houldsworth’s tenure, which will be during 2017.

During 2013, an assessment of the performance of the external auditors considered the interaction with management generally as well as on the development of the Audit Plan, identification and planning for future changes in regulations and accounting standards as they might affect the Group, support in the review of periodic financial statements and specifically for 2013, preparation for changes in the new financial reporting regime. The overall conclusion of the review was that Deloitte performed satisfactorily.

The review for 2014 will be undertaken by the Audit Committee and the findings arising from that review shall be reported to the Board in the summer. The review shall be lead by the Chairman of the Audit Committee and include engagement with executive management and members of the Audit Committee.

The Chairman of the Audit Committee attends the Company’s Annual General Meeting to respond to any shareholder questions that might be raised concerning the Audit Committee’s activities.

Items Considered by the Audit Committee

In the preparation and approval of the 2013 financial statements there are certain areas of critical judgment that are reported to and reviewed by the Audit Committee. The areas described below are the primary areas where judgement has been exercised in the preparation of the 2013 financial statements as found on pages 93 to 134. These reflect matters which the Audit Committee and Board considered to be significant risks to the business and the Group and may relate to disclosures on risk which appear on pages 35 to 37 of the report.

Impairment Testing for Goodwill and Intangible Assets

Historically, the Group has grown its business through a combination of organic growth and selective acquisitions, (including the acquisition of Zoran in 2011). Such acquisitions have resulted in $131.3 million of goodwill held in the Group balance sheet at the year end date.

In addition, at the balance sheet date the Group held intangible assets of $72.3 million, that represent historic investments in technology, systems and intellectual property to support the development of customer products.

The Group is required to test both Goodwill and intangible assets for potential impairment at least once a year, by calculating the value in use for the cash-generating units under review.

In 2013, following the decision to cease further development of new digital still cameras products, the value in use in the Cameras business area declined beneath the carrying value of the goodwill and assets allocated. This created an impairment in the year of $76.9 million. No other impairments were required following the impairment testing.

Such calculations are based on judgments made by management concerning the achievability of the long range business plan and macro-economic assumptions for the industry and markets in which we operate.

The Committee reviewed such judgments by considering reports prepared by management outlining the basis of assumptions used and ensuring the impairment test was based on Board-approved business plans. In addition, with specific regard to the impairment relating to our Cameras business area, the Committee reviewed papers specifically explaining the costs of this decision, including those arising from the impairment of assets.

This area has been a prime source of audit focus. For further detail on the impairment booked during year see note 13 to the consolidated financial statements.

62	CSR plc Annual Report and Financial Statements 2013

Taxation

Provisioning for potential current tax liabilities and the level of deferred tax recognition are underpinned by a range of management judgments. During 2013 the Committee received reports from management on the potential current and future tax liabilities for the Group, and considered the appropriateness of positions taken along side external professional advice where necessary.

Litigation provisioning

Contingent assets or liabilities may arise from legal proceedings undertaken by the Group, the valuation of which is an area requiring judgment from management. It is recognized that this is an area with considerable uncertainty and potential outcomes which are not always capable of being predicted. The Committee receives detailed updates on litigation affecting the Group, as well as briefings on the overall litigation environment. This is led by management and supported by external advice where appropriate. In addition, management provides the Committee with reports detailing the basis of valuation for any litigation provisions carried at the end of each financial period. The basis for this analysis is also shared with our auditors who have access to information and personnel who have contributed to the analysis and the Committee discusses with these parties the work which has been conducted and conclusions arising from that work as part of preparing and finalising the financial statements and any supporting disclosures.

Inventory valuation

The Group maintains inventory based on its forecast assessment of future orders for its products. A variety of circumstances can affect demand for our products and as a result impact inventory which we hold. These include for example the introduction by us, or our competitors, or customers of new products. In addition changes in end consumer requirements can also have a significant impact on sales of our products and therefore affect the levels of inventory we hold. The level of inventory provisioning is sensitive to changes in this forecast demand which is based upon assumptions which includes considering the macro-economic environment, as well as managements interpretation of the specific needs and circumstances of our customers.

The Group’s policy on provisioning for inventory has been reviewed and approved by the Committee. The carrying value of inventory is reported to the Audit Committee, and the level of provisioning discussed at its meetings with management and the auditors.

Share-Based payments

The Group issues share options and share awards to employees, so as to both incentivise and retain employees. Each time a new grant of share options or share awards are issued, a charge is recognised in the Group IFRS income statement over the vesting period, with a corresponding adjustment to equity.

The charge recognised is calculated based on management’s assumptions about the number of shares that will become exercisable, including our assessment of the macro-economic environment, forecast share price, behavioural considerations and expected employee turnover. As these factors may be volatile and are outside the direct control of CSR, the Group chooses to exclude any share-based payment charge from our underlying results, as further explained on page 136.

During 2013, the Audit Committee and Remuneration Committee have reviewed the purpose and impact of CSR’s share-based reward and incentive schemes. In addition the Audit Committee has assessed how CSR report these charges and specifically the exclusion of such charges from the Group’s underlying results. The Committee were satisfied with the reasons for excluding such charges and benchmarking provided by Deloitte demonstrated that CSR follows reporting that is in line with our market peer group.

Internal control

Philosophy and policy

The objective of the directors and senior management is to safeguard and increase the value of the business and assets of the Group. Part of this objective requires the development of relevant policies and appropriate internal controls to ensure proper management of the Company’s resources and the identification of risks that may serve to undermine them.

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

The Audit Committee considers the findings from such reviews to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Group and consideration of reports that have been submitted. These findings are in turn regularly reviewed and discussed by the full Board. The Board is satisfied that this process accords with the internal control guidance for directors set out in the Turnbull Report ‘Internal Control: the Revised Guidance for Directors on the Combined Code’ and that through its interface with management, the Board is aware of the major risks facing the Group and the steps taken by the Group to mitigate such risks, so far as is possible.

A risk evaluation process has been in place throughout 2013 and was in place up to the date of approval of this Annual Report and the financial statements. The risk evaluation process has been the subject of review by the Audit Committee during 2013. This ongoing review included an update on the progress in addressing the disclosure and management of key risks affecting the Group. During September 2013, KPMG LLP was appointed to support management in the conduct of a comprehensive review of the Group’s approach to the identification, scoring, ranking and measures for mitigating risk across all aspects of the Group’s activities. This has included support with the annual review of risks which might affect the Group which is conducted across all functions. KPMG have supported management in the conduct of these assessments since 2010.

The executive leadership reviews the results of these scores and the ranking of risks. In their review, the executive leadership considers how the risks might impact upon the achievement of the Group’s strategic objectives and the overall performance of the business. Where a risk is considered to be material, a member of the executive leadership is made responsible for developing a plan intended to mitigate against the risk actually occurring or to respond in the event the risk were to occur.

The plans are the subject of review by the Audit Committee of the material risks each half year.

www.csr.com	63

Corporate Governance continued

During January 2014, the Directors considered the basis on which risks affecting the Group were identified, and how management intends to manage the risks going forward, including how action plans are prioritised. Arising from that review it was determined that the steps being taken by management were satisfactory. The Board receives up-dates on the ongoing actions in addressing the principal risks as part of its routine business.

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

Findings are reported to the Board together with recommended actions for managing the risks and a timetable for implementation of appropriate mitigation. The assessment of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review. A schedule of the prioritised risks is developed and reviewed by management each quarter to ensure that possible mitigation measures are considered and plans for action agreed. Responsibility is assigned within the Group for carrying out proposed actions which are also reviewed and up-dated by management.

Controlling risk

The Group has policies which address a range of key business risks, including financial, treasury, health and safety and the protection of intellectual property. The policies are made available to relevant employees through an intranet site and also via employee briefings on specific topics.

Periodically, reviews are performed in order to verify that ongoing practices within relevant parts of the Group comply with current policies. In addition, policies are themselves reviewed against best practice and in order to take appropriate account of developments both within or external to the Group’s business operations. For example, during the year, a policy was developed for complying with the new disclosure requirements applying to the Company as a US registrant, on assessing and reporting on the use of so-called ‘Conflict Minerals’. More information on our approach to meeting the reporting requirements is set out on page 44. As part of a process of continuous improvement, steps are ongoing to embed internal control and risk management further into the operations of the Group and to deal with areas of improvement which come to management’s and to the Board’s attention.

As explained in the Strategic Report on pages 33 and 34, the Group has a Treasury Policy for the placement of cash deposits with financial institutions. As part of its schedule of matters, and reflecting management recommendations, the Audit Committee considered a revised Treasury Policy in October 2013. This was subsequently submitted to and formally adopted by the Board.

As one aspect of ensuring a culture of integrity and encouraging high standards throughout the organisation, the Group has a formal whistle-blowing policy. The policy provides information on the process to follow in the event that any employee feels it appropriate to make a disclosure where they believe there has been improper conduct or actions which could cause the Group’s good standing to be called into question. The policy was most recently updated during 2010 and is published on the Group’s intranet site. All employees have been reminded of the existence of the policy and its purpose. The policy has been translated into certain languages where it was felt the English language version may inhibit a detailed understanding of its terms. During the early part of 2013, the policy was the subject of review in conjunction with external advisers, intended to re-fresh the policy to reflect evolving best practice.

Monitoring and managing the status of residual risk

The actions arising from external and internal assessments of risks are consolidated and during 2013, the results were reported to the Audit Committee.

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

This includes assessment of the Group’s strategic direction, objectives and financial returns and the potential risks that might affect achieving them.

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board. The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Group’s overall performance is assessed. The results of these reviews are reported to and discussed by the Audit Committee and the Board at each meeting. A summary of the key financial and non-financial risks inherent in the Group’s business is given on pages 45 to 51.

These processes are supported by discrete reviews conducted by the Internal Auditor and external advisers, as determined by the Audit Committee, in addition to the routine audits.

The Board confirms that it has reviewed the effectiveness of the system of internal controls which were in place throughout the financial year and up to the date of signing the Financial Statements for the 52-week period ended 27 December 2013.

64	CSR plc Annual Report and Financial Statements 2013

Controls and procedures under the Sarbanes-Oxley Act

The Group is subject to the provisions of the US Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act requires a report of management on the effectiveness of the Group’s internal control over financial reporting. As part of its internal audit process, the Group has a programme for the review of its internal control over financial reporting to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and the Company’s Chief Executive Officer and Chief Financial Officer have issued their report attesting to the Group’s compliance with Section 404 of the Sarbanes-Oxley Act as at 27 December 2013. Management’s certification and the independent auditors’ opinion on internal control over financial reporting are reported as required in the Company’s SEC filings.

During the 52-week period ended 27 December 2013, there have not been any changes in the Group’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

The executive management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, or the Exchange Act) as at 27 December 2013. Based on such evaluation the Chief Executive Officer and Chief Financial Officer concluded that, as at 27 December 2013, the Group’s disclosure controls and procedures were effective in ensuring that the information which the Group is required to disclose in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control over Financial Reporting

The management of CSR plc is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for CSR plc. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at 27 December 2013. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as at 27 December 2013. Deloitte LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of CSR plc

We have audited the internal control over financial reporting of CSR plc and subsidiaries (“the Company”) as at 27 December 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 27 December 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the 52 week period ended 27 December 2013 of the Company and our report dated 25 February 2014 expressed an unqualified opinion on those financial statements.

Deloitte LLP

London, United Kingdom

25 February 2014

www.csr.com	65

Corporate Governance continued

US listing requirements

The Company’s American depositary shares are listed on NASDAQ and the Company is, therefore, subject to the rules of NASDAQ and US securities laws and the rules of the SEC applicable to foreign private issuers. NASDAQ requires US companies listed on the exchange to comply with NASDAQ’s corporate governance rules. Foreign private issuers, such as the Company, have certain accommodations in light of their compliance with the rules and practices of their country of domicile and therefore are exempt from most of the requirements promulgated by NASDAQ. As a company listed in the UK, the Company is subject to the Code, Accordingly, pursuant to NASDAQ Listing Rule 5615, the Company is required to disclose a summary of any material ways in which the corporate governance practices of the Company differ from those required by NASDAQ for US companies. The material differences are as follows:

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

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board in relation to new appointments of executive and non-executive directors and on succession planning, board composition and balance. It is chaired by the Chairman of the Board, and its other members are non-executive directors. Under NASDAQ rules, the Chairman of the Board is not considered independent; therefore the Nomination Committee does not meet the requirements of the NASDAQ rules.

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

The Remuneration Committee is chaired by a non-executive director who is considered independent of management and the Board, and additional members are three other independent non-executive directors including the Chairman of the Board. Under NASDAQ rules, the Chairman of the Board is not considered independent; therefore the Remuneration Committee does not meet the requirements of the NASDAQ rules.

In addition, recent changes to NASDAQ rules now require the compensation committee to have the authority, in its sole discretion, to retain or obtain the advice of a compensation adviser, and be directly responsible for the appointment, compensation, and oversight of the work of a compensation adviser retained by the committee. The rules also require the issuer to provide appropriate funding, as determined by the compensation committee, for the payment of reasonable compensation to a compensation adviser. Moreover, the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration the factors set forth in the NASDAQ Rule.

CSR’s Remuneration Committee conducts its business in accordance with terms of reference which reflect the delegated authority of the Remuneration Committee. These terms of reference include making recommendations on CSR’s framework for executive remuneration and determining the individual remuneration packages for each executive director.

In connection with its duties, CSR’s Remuneration Committee is authorised by the Board, at the Company’s expense, to obtain outside legal or other independent professional advice including the advice of independent remuneration consultants and to secure the attendance of external professional advisers at its meetings if it considers this necessary. Page 83 of the report of the Remuneration Committee explains the advisers presently retained by the Committee for such purposes. Although CSR’s Remuneration Committee can seek the advice and assistance of any of CSR’s executives, it needs to ensure that this role is clearly separated from their role within the business. The terms of reference of CSR’s Remuneration Committee are consistent with the requirements of the Code.

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

Code of conduct

Under NASDAQ rules US listed companies must adopt a code of conduct applicable to all directors, officers and employees. The Group has adopted a Group Ethics policy, which applies to all its employees, including directors and officers. It sets out what conduct is expected of employees as they adhere to our business principles and draws their attention to the Group’s policies. In addition, the Company has adopted an Executive Ethics Policy that applies to executive directors, senior officers and other specified employees and is intended to meet the ‘code of ethics’ requirements of Section 406 of the US Sarbanes-Oxley Act.

66	CSR plc Annual Report and Financial Statements 2013

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

We are subject to extensive provisions under the Listing Rules issued by the Financial Conduct Authority in the UK (the ‘Listing Rules’) governing transactions with related parties, as defined therein, and the Companies Act 2006 also restricts the extent to which companies incorporated in England and Wales may enter into related party transactions.

The Company’s Articles of Association contain provisions regarding disclosure of interests by directors and restrictions on their voting in circumstances involving conflicts of interest.

The concept of a related party for the purposes of NASDAQ’s listing rules differs in certain respects from the definition of a transaction with a related party under the Listing Rules.

Shareholder approval

Stock option plans

NASDAQ rules require US listed companies to obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the company, subject to certain exceptions. The Company’s directors or Remuneration Committee may amend the schemes and plans of the Company, except that any amendment relating to the identity of option holders, the limitations on their benefits, the basis for determining an option holder’s entitlement to shares (other than provided for in accordance with the rules) or the adjustment of rights for option holders in the event of a variation in share capital may not be made to the advantage of option holders without prior approval of the shareholders of the Company in general meeting, except for minor amendments relating to tax and administrative matters. Amendments to the CSR plc SAYE Scheme, the CSR plc Share Option Plan and the CSR plc 2013 Long-Term Incentive Plan are subject to the prior approval of HM Revenue and Customs in the UK in order to retain their UK tax approved status.

Other transactions

NASDAQ rules require US listed companies to obtain shareholder approval prior to the issuance of securities in certain circumstances related to a change of control of the issuer, the acquisition of the stock or assets of another company under certain circumstances and in connection with certain transactions involving the sale, issuance or potential issuance of 20% or more of common stock or voting power of the issuer. As a foreign private issuer, the Company complies with corporate governance practices customary in its home jurisdiction, the United Kingdom. While not dealing directly with the transactions set out in the NASDAQ rules, there are various provisions requiring shareholder approvals, which can best be summarised as follows:

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

In accordance with our Articles of Association we also seek shareholder approval annually in our Annual General Meeting for issuing shares and to dis-apply the pre-emption rights that apply under the Companies Act in line with limit guidelines issued by investor bodies.

Attendance at meetings

The table below shows the attendance of each of the directors at meetings of the Board and its Committees held during the 52 week period ended 27 December 2013.

No. of Meetings	Board	Audit	Remuneration	Nomination[4]
A J Allner[1]	6	5	2	–

J A J van Beurden	7	–	–	–

W G Boyd[2]	1	1	1	–

A E C G Carlisle	6	5	3	–

D D W Gardiner	7	–	–	–

L Gerzberg	6	–	–	–

S Giacoletto- Roggio[3]	3	–	1	–

C A Ladas	7	–	–	–

R W Mackintosh	7	–	3	–

C M R Stone	6	–	3	–

Ms T M Vega	4	2	–	–

[1]	Stood down from the Board, Audit Committee and Remuneration Committee on 31 December 2013
[2]	Appointed to the Board on 6 December 2013, appointed to the Audit, Nomination and Remuneration Committees on 6 December 2013
[3]	Stood down from the Board and Remuneration Committee on 22 May 2013
[4]	The meeting of the Nomination Committee held in connection with considering the appointment of Mr Boyd, was conducted as part of the business of a meeting of the Board

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 21 May 2014, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders.

The Directors’ Report comprising the information on pages 2 to 7 and on pages 45 to 164 has been approved by the Board of Directors on 25 February 2014.

By Order of the Board for and on behalf of the Board of Directors

Brett Gladden,

Company Secretary

25 February 2014

www.csr.com	67

Remuneration report

Annual Statement from the Remuneration Committee Chairman

Dear shareholder

On behalf of the Board, I am pleased to present the Committee’s report on remuneration for 2013. In accordance with the new regulations on the reporting of directors’ remuneration, the report is split into two sections:

—	Directors’ Remuneration Policy

This sets out the policy that the Committee proposes to operate for the three year period commencing from our forthcoming annual general meeting being held on 21 May 2014 and is subject to a binding vote from shareholders at that annual general meeting.

—	Annual report on remuneration

This sets out the remuneration outcomes for 2013 and is subject to an advisory vote from shareholders at the annual general meeting.

Company performance in 2013

2013 was a good year for CSR, where we concentrated on our platform strategy and consolidated our position as a Company, both of which are reflected in our financial results summarized in the Chairman’s statement on pages 6 and 7. As the Chairman mentions, over the course of 2013, the Board sustained the return of capital to shareholders through a combination of the buy back of shares and a progressive dividend policy. Further information on returns to shareholders, including details of the proposed final dividend for 2013, can be found on page 6.

Remuneration principles

The Committee’s remuneration philosophy provides for a substantial proportion of remuneration earned by the executive directors to be performance related. The Committee is committed to ensuring that performance measures for CSR’s incentive arrangements are suitably challenging and support the Group’s strategy for the medium and longer term. Base salaries are generally set at median level and incentives deliver significant value only when this is justified by performance. We believe that this ensures that there is an appropriate link between value created for shareholders and amounts paid to the directors.

Key remuneration outcomes for 2013

Annual bonuses for 2013 were based on the achievement of revenue, operating profit and individual objectives linked to the successful implementation of the Company’s strategy. Bonuses of 81% of the maximum will be awarded to the executive directors for 2013 reflecting the positive year for the Company. Bonus payments are made under the Company’s Executive Incentive Plan, with half of the payment made in 2014 and half of the payment deferred in shares of which half is subject to the risk of forfeiture during each of the financial years 2014 and 2015.

Shares granted under the Executive Incentive Plan in March 2012 are due to vest in March 2014. The grant of these awards was based on the Company’s performance in the 2011 financial year and the awards were subject to a risk of forfeiture in 2012 and 2013, unless revenue for each of these financial years reached a pre-determined threshold level. The revenue generated in 2012 and 2013 exceeded the threshold which means that the shares vest in full subject to continued employment on the vesting date.

The annual report on remuneration on pages 79 to 84 provides further information on the remuneration outcomes for 2013, including the detailed targets applicable to the bonus arrangements for 2013 and the Executive Incentive Plan shares granted in March 2012.

Remuneration in 2014

No material changes are proposed to the directors’ remuneration for 2014.

The directors will receive a pay increase of 3% from 1 April 2014, in line with the average increase applying to employees in the UK and US below Board level.

The maximum bonus opportunity (payable via the Executive Incentive Plan) will be set at 250% of salary subject to the achievement of financial measures and personal objectives. Half of any payment for 2014 will be paid in March 2015 and half will be deferred in shares and subject to the risk of forfeiture during each of the financial years 2015 and 2016.

The directors will receive an award of options under the Long-Term Incentive Plan with a value of 100% of salary. The options will vest on the third anniversary of grant subject to the achievement of an absolute shareholder return performance target and continued employment on the vesting date.

The Directors’ Remuneration Policy on pages 69 to 78 sets out in detail the proposed operation of the remuneration policy for 2014.

The remuneration policy

In setting the remuneration policy, the Committee has sought to ensure that there is sufficient flexibility for the policy to serve the needs of the business for the next three years. The Committee recognises that there is a balance between flexibility, which takes the form of providing for the use of discretion in certain areas, and certainty for shareholders through transparent disclosure.

The Committee would seek to use discretion only in exceptional circumstances that could not have been foreseen at the time of setting the remuneration policy and only where the Committee believes that the use of discretion is in the best interests of the Company and it would be disproportionate or impractical to seek or await prior shareholder approval. Any exercise of discretion would be disclosed in the Annual Report on Remuneration for the year in which the discretion was applied. The Committee would expect to explain the decision making process that it followed and the factors it took into account. Where time permitted, and depending on the circumstances in which the discretion was being exercised, the Committee might consult with its major shareholders in advance of exercising any discretion.

Shareholder consultation

We continue to appreciate engagement from shareholders in relation to directors’ remuneration and we are committed to ongoing dialogue as part of supporting and informing our policy. The policies articulated in the following pages reflect arrangements that have been established in recent years and on which shareholders have been consulted, most recently in 2013 in relation to the Long-Term Incentive Plan. We have shared the remuneration policy with our principal shareholders ahead of wider publication, recognising the significant change resulting from the new regulations.

I hope you find this report helpful and informative.

Chris Stone,

Chairman, Remuneration Committee

25 February 2014

68	CSR plc Annual Report and Financial Statements 2013

Directors’ Remuneration Policy

This section of the remuneration report sets out the proposed remuneration policy for directors. Subject to shareholder approval at the Annual General Meeting to be held on 21 May 2014, the policy will apply until the end of the third complete financial year starting after the date of this approval, or until replaced by a new or amended policy, if earlier.

The information provided in this part of the Remuneration Report is not subject to audit.

Element of remuneration	How it supports the Company’s short and long term strategic objectives	Operation	Opportunity		Performance metrics	Operation of policy for 2014

Salary	Provides a base level of remuneration to support recruitment and retention of directors with the necessary experience and expertise to deliver the Group’s strategy.

A director’s basic salary is set on appointment and reviewed annually or when there is a change in position or responsibility.

When determining an appropriate level of salary, the Committee considers:

—    remuneration practices within the Group;

—    the general performance of the Group;

—    salaries within the ranges paid by the companies in the comparator group used for remuneration benchmarking; and

—    the economic environment.

The Committee wishes to ensure that fixed costs are minimised and accordingly it has set the maximum salary at the median level relative to the current comparator group of companies.

The companies in the comparator group are listed below. The Committee intends to review the list of companies each year and may add or remove companies from the group as it considers appropriate. Any changes made in future to the comparator group will be disclosed to shareholders in setting out the operation of the policy for the subsequent year.

None

The directors’ salaries were reviewed in February 2014, with the decision taken to increase them by 3% from 1 April 2014. Salaries for employees in the UK and US below Board level were subject to a typical increase of 3%.

The salaries for the directors are:

							Current*	Previous

						J A J van Beurden	£473,800	£460,000

						D D W Gardiner	£332,690	£323,000

			Avanti Communications Group plc	Blinkx plc		C A Ladas	$340,930	$331,000

			Dycom Industries Inc.	Emulex Corporation		*effective from 1 April 2014

			Fidessa Group plc	Imagination Technologies Group plc

			Laird plc	Micro Focus International plc

			SunEdison Inc.	Plantronics, Inc.

			Pace plc	Quantum Corporation

			Playtech plc	Spansion Inc.

			SDL plc	Synnex Corporation

			Spirent Communications plc	3D Systems Corporation

Systemax Inc.

In the normal course of events, increases in the directors’ salaries will not typically exceed the increase for employees.

Individuals who are recruited or promoted to the Board may, on occasion, have their salaries set below the targeted policy level until they become established in their role. In such cases subsequent increases in salary may be higher than the average until the target positioning is achieved.

www.csr.com	69

Remuneration report continued

Element of remuneration	How it supports the Company’s short and long term strategic objectives	Operation	Opportunity		Performance metrics	Operation of policy for 2014

Benefits	Provides a benefits package in line with standard market practice relative to its activities and global business to enable the Company to recruit and retain directors with the experience and expertise to deliver the Group’s strategy.	The directors receive private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses. As the Company operates internationally it may be necessary for the Committee to provide special benefits or allowances to take account of this. These would be disclosed to shareholders in the annual report on remuneration for the year in which the benefits or allowances were paid. The Committee recognises the need to maintain suitable flexibility in the determination of benefits to ensure it is able to support the objective of attracting and retaining personnel. Accordingly, the Committee would expect to be able to adopt benefits such as relocation expenses, tax equalisation and support in meeting specific costs incurred by directors to ensure the Company and the individuals comply with their obligations in the reporting of remuneration for tax purposes. The maximum will be set at the cost of providing the benefits described.	The value of benefits provided in 2013 was:		None	No change
			Name	Value of Benefits

			J A J van Beurden	£3,473

			D D W Gardiner	£9,136

			C A Ladas	£122,313

			The benefits provided to Mr Ladas comprised private medical insurance and reimbursement of medical expenses, accommodation and subsistence in relation to the performance of UK duties and UK taxes paid by CSR on Mr Ladas’ earnings relating to UK duties in accordance with the Company’s tax equalisation arrangements.

Pension	Provides a standard UK market level of retirement funding to enable the Company to recruit and retain directors with the experience and expertise to deliver the Group’s strategy.	Employer retirement funding is determined as a percentage of gross basic salary, up to a maximum limit of	Employer pension contributions in 2013 were:		None	The maximum employer retirement funding will be 14% of salary.
		20%. Where this exceeds the maximum annual pension contribution that can benefit from tax relief, any excess may be provided in the form of a salary supplement, which would not itself be pensionable or form part of salary for the purposes of determining the extent of participation in the Company’s incentive arrangements.	Name	% of Salary

			J A J van Beurden	11.4

			D D W Gardiner	14

			C A Ladas	8

		As an international company, from time to time, the Company will, where executives relocate internationally to perform their duties, make compensatory contributions to reflect any loss of pension.

70	CSR plc Annual Report and Financial Statements 2013

Element of remuneration	How it supports the Company’s short and long term strategic objectives	Opportunity	Performance metrics	Operation of policy for 2014

The CSR plc 2011 Executive Incentive Plan (the “EIP”) The note on page 73 sets out how the EIP operates

The EIP provides a significant incentive to the directors linked to achievement in delivering goals that are closely aligned with the Company’s strategy and the creation of value for shareholders. In particular, the EIP supports the Company’s objectives by:

—    allowing the setting of annual targets based on the business’ strategic objectives at that time, meaning that a wider range of performance metrics can be used that are relevant and suitably stretching whilst also providing sufficient incentive linked to potential to be achievable; and

—    linking EIP plan years together and providing substantial deferral in shares and ongoing risk adjustment by requiring a threshold level of performance to be achieved during the deferral period. Amounts deferred in shares are also forfeitable on a director’s voluntary cessation of employment which provides an effective lock-in.

		The Committee will determine the maximum annual participation in the EIP for each year, which will not exceed 250% of salary.

The performance metrics for the EIP are set individually by the Committee and are based on a combination of measures which presently comprise achievement of revenue, profit and personal objectives linked to the Company’s strategy. These are measured over a period of one financial year.

1. Strategic objectives

In order for the Company to be successful, the Committee recognises that an element of EIP participation should be based on achievement of individual objectives linked to successful implementation of the Company’s strategy. The Company’s strategic objectives are set out within the Strategic Report on pages 8 to 15.

2. Revenue & Profit

Revenue and underlying operating profit (“Profit”) have been selected as performance measures as these demonstrate the successful execution of a number of the Company’s strategic objectives.

The financial measures will account for no less than 50% of the EIP opportunity.

The Company operates in a rapidly changing sector and therefore the Committee may change the balance of the measures, or use different measures, for subsequent financial years, as appropriate, to reflect this.

The Committee retains discretion in exceptional circumstances to change the performance measures and targets and their respective weightings part way through a performance year if there is a significant and material event which causes the Committee to believe the original measures, weightings and targets are no longer appropriate. Discretion may also be exercised in cases where the Committee believes that the bonus outcome is not a fair and accurate reflection of business performance.

				Maximum annual participation in the EIP will be as follows:
				Name	% of Salary

				J A J van Beurden	250%

				D D W Gardiner	250%

				C A Ladas	250%

Performance targets will be based on achievement of revenue, Profit and personal objectives that reflect the wider operational targets and strategic aims of the Group.

The weighting between the targets will be:

1.  Revenue 25%

2.  Profit (excluding litigation expense) 50%

3.  Personal Objectives 25%

The minimum level of performance required to trigger participation will be:

Revenue target – 90% satisfaction Profit target – 80% satisfaction

It is the Committee’s view that detailed disclosure of the targets in advance is not in the interests of the Company or its shareholders, as they reflect information about the Company and its business that is commercially sensitive.

The Committee’s policy is to provide full disclosure of the financial performance conditions and targets at the end of the relevant financial year unless by exception the Committee considers these to be commercially sensitive.

www.csr.com	71

Remuneration report continued

Element of remuneration	How it supports the Company’s short and long term strategic objectives	Operation	Opportunity	Performance metrics	Operation of policy for 2014

Long-Term Incentive Plan (the “LTIP”)	Awards are designed to incentivise the directors to maximise total shareholder returns by successfully delivering the Company’s objectives and to share in the resulting increase in total shareholder value.

Awards are granted annually to executive directors in the form of a share option. The options will vest at the end of a three year period subject to:

— the director’s continued employment at the date of vesting; and

—  satisfaction of the performance condition.

The Committee may award dividend equivalents on awards to the extent that these vest.

Maximum value of 300% of salary p.a. based on the market value at the date of grant set in accordance with the LTIP rules.

400% of salary can be granted where the Committee determines that the circumstances are exceptional; applying the principles in the rules of the LTIP.

The normal maximum aggregate incentive opportunity (i.e. EIP participation plus awards described above) that can be provided to any director during any financial period is capped at 500% of salary (excluding on recruitment).

The performance condition for the share options is currently absolute total shareholder return.

The Committee has the power to review the performance condition and may change the nature or level of the performance condition for subsequent periods according to the rules of the LTIP.

Awards granted in 2014 will have a value of 100% of salary.

The performance condition will be based on growth in absolute total shareholder return per annum. The table below shows the threshold growth required for both minimum and maximum vesting:

						Threshold	Maximum

						7.50%	10.50%

					% of Option Vesting*	25%	100%

					*Straight line vesting between points.

All employee share plans	The Company operates an HM Revenue & Customs approved SAYE Share Option Plan in which the directors are eligible to participate.

Clawback and malus	The CSR plc Share Option Plan, LTIP and the EIP do not contain provisions which allow the Committee to clawback shares once an award or option has vested. However, up to half of the deferred element of the EIP Element B (which comprises 50% of the total available annual reward) is subject to an annual risk of forfeiture. This goes beyond a standard market practice FTSE 250 malus provision. This forfeiture provision has been part of the EIP since its introduction in 2011.

Non-executive directors

Element of remuneration	How it supports the Company’s short and long term strategic objectives	Operation	Maximum Opportunity	Performance metrics	Operation of policy for 2014

Non- executive director fees	Provides a level of fees to support recruitment and retention of non-executive directors with the necessary experience to advise and assist with establishing and monitoring the Group’s strategic objectives.

The Board as a whole is responsible for setting the remuneration of the non- executive directors, other than the Chairman whose remuneration is considered by the Remuneration Committee and recommended to the Board.

Non-executive directors are paid a base fee and additional fees for chairmanship and membership of Committees. The Chairman does not receive any additional fees for membership of Committees.

Fees are reviewed annually based on equivalent roles in FTSE 250 companies and the comparator group used to review salaries paid to the executive directors. Fees are set at broadly the median of the comparator group.

Non-executive directors do not participate in any variable remuneration or benefits arrangements.

The fees for non- executive directors are set at broadly the median of the comparator group.

In general the level of fee increase for the non-executive directors will be set taking account of any change in responsibility and will take into account the typical rise in salaries across the UK workforce.

				None.	The base fees paid to the non-executive directors were reviewed in February 2014, with the decision taken to increase them by 3% from 1 April 2014.
					The fees payable from 1 April 2014 are:
						Base fee	£48,200

						Fee for Committee membership	£2,000

						Fee Audit Chair	£11,800

						Fee Remuneration Chair	£10,900

						Senior Independent Director fee	£10,700

						Chairman’s fee	£192,800

72	CSR plc Annual Report and Financial Statements 2013

Note:

Operation of the EIP

The key elements of the EIP are:

—	maximum annual participation for any single EIP Year is 250% of salary;
—	participation is subject to the satisfaction of performance measures.

Maximum annual participation is split into two elements for each EIP Year:

—	Element A – is paid at the end of EIP Year. Element A is 50% of annual participation (maximum 125% of salary). Directors who have satisfied their individual share ownership requirement at the end of the EIP Year will receive payment in cash (capped at a maximum of 100% of basic salary) and any balance will be paid in shares. Alternatively, a participant may elect to receive shares to replace part or all of the cash component. Directors who have not satisfied their shareholding requirement will receive payment in shares. Where a payment is made in shares, to a director who has not satisfied his shareholding requirement, the director is permitted to sell sufficient shares to meet associated tax and social security liabilities.

—	Element B – is paid in shares at the end of EIP Year 3 (i.e. there is a two year deferral for this element). Element B is 50% of annual participation (maximum 125% of salary). The vesting of Element B is subject to the following conditions:

—    continued employment within the Group; and

—     forfeiture where the minimum performance requirements set for EIP Years 2 and 3 are not met

Forfeiture is on a sliding scale up to a maximum of 50% of Element B per annum as illustrated in the table below.

Performance requirements for EIP Year 2 and/or EIP Year 3	Maximum Forfeiture	Forfeiture Threshold	Minimum Threshold	On Target Performance	Maximum Performance
Percentage of Profit target			80%	100%	120%
Percentage of Revenue target	70%	80%	90%	100%	110%
Percentage of Element B forfeited	(50%*)	0%*

* Straight line forfeiture between points.

The forfeiture condition for each year of deferral of Element B will be disclosed in full retrospectively with the associated performance targets (unless by exception the Committee considers these to be commercially sensitive) and their level of satisfaction for the relevant financial year.

The Committee may award dividend equivalents on shares to the extent that they vest. References to shares are to the Company’s Ordinary Shares, par value 0.1p per share, unless otherwise stated.

Discretion

The Committee has discretion in several areas of policy as set out in this report. The Committee may also exercise operational and administrative discretions under relevant plan rules approved by shareholders as set out in those rules. In addition, the Committee has the discretion to amend the policy with regard to minor or administrative matters where it would be, in the opinion of the Committee, disproportionate to seek or await shareholder approval.

It is the Committee’s intention that commitments made in line with its policies prior to 21 May 2014, (being the date of the annual general meeting at which shareholder approval for the policy will first be sought) will be honoured, even if satisfaction of such commitments is made post 21 May 2014 and may be inconsistent with the above policies. Such commitments include but are not limited to share options granted in 2011, 2012 and 2013 and EIP Element B share awards granted in 2012 and 2013. Such commitments remain subject to the share plan rules and terms and conditions under which they were granted.

The Committee also reserves the right in exceptional circumstances to make payments outside of the policies where it believes that this is in the best interests of the Company and where, in the opinion of the Committee it would be disproportionate or impractical to seek or await prior shareholder approval or could cause material detriment to the Company.

Consistent policy across the Company and consideration of employment conditions elsewhere in the Company

The Committee ensures that the remuneration policy and philosophy of the Company is consistent throughout the organisation by:

—	taking into account the increase in employee salaries across the Group and in relevant locations when reviewing director salaries;

—	applying the same financial performance measures to the EIP as are used for the employee annual bonus plans; and

—	operating the same performance targets for all employees who receive an award of performance related share options in a particular financial year.

The Company has not expressly sought the views of employees when drawing up the directors’ remuneration policy.

www.csr.com	73

Remuneration report continued

Recruitment policy

The Company’s policy when setting remuneration for the appointment of new directors is summarised in the table below.

Remuneration element	Recruitment policy
Salary	Salary will be set at up to the median, in line with the policy for existing directors.
Benefits

The standard benefit package for existing directors will apply, subject to any local legal requirements in the country in which the new director is being employed. As the Company competes internationally for its executive team; it may be necessary for the Committee to provide special benefits or allowances to take account of this, for example, relocation. Any such benefits or allowances would be disclosed to shareholders retrospectively.

Pension

The maximum employer contribution will be set in line with the Company’s policy for existing directors, subject to any local legal requirements in the country in which the new director is being employed.

EIP	Maximum annual participation will be set in line with the Company’s policy for existing directors and will not exceed 250% of salary.
Long-Term Incentive Plan

The normal maximum annual share option grant will be 300% of salary p.a. in line with the Company’s policy for existing directors; on recruitment this grant may be set at 400% of salary where the Committee feels that the circumstances justify such a grant.

Maximum variable pay (incentive opportunity)	In the year of recruitment the maximum variable pay will be 650% of salary (900% including maximum permitted sign on compensation) which will reduce to 500% of salary for subsequent years.
Sign on compensation

The Committee’s policy is not to provide sign on compensation.

However, in exceptional circumstances, the Committee may provide this type of compensation, in which case, the Committee will endeavour to provide the compensation in equity, subject to a holding period during which cessation of employment will generally result in forfeiture and subject to the satisfaction of performance targets. The maximum value of this one-off compensation will be proportionate to the overall remuneration offered by the Company and in all circumstances is limited to 250% of salary.

“Buy Out” of incentives forfeited on cessation of employment

A buy out of incentives forfeited on cessation of previous employment may be agreed if the Committee determines that the individual circumstances of recruitment justify the provision of a buy out, equal to the fair value of any incentives that will be forfeited, which will be calculated taking into account the following: a) the proportion of the performance period completed on the date of the director’s cessation of employment; b) the performance conditions attached to the vesting of these incentives and the likelihood of them being satisfied; and c) any other terms and conditions having a material effect on their value (“Lapsed Fair Value”).

The Committee may grant up to the same fair value as the Lapsed Fair Value, where possible, under the Company’s incentive plans. To the extent that it were not possible or practical to provide the buy out within the terms of the Company’s existing incentive plans, a bespoke arrangement would be used.

Where an existing employee is promoted to the Board, the policy set out above would apply from the date of promotion but there would be no retrospective application of the policy in relation to subsisting incentive awards or remuneration arrangements. Accordingly, prevailing elements of the remuneration package for an existing employee would be honoured and form part of the ongoing remuneration of the person concerned. These would be disclosed to shareholders in the Remuneration Report for the relevant financial year.

The Company’s policy when setting fees for the appointment of new non-executive directors is to apply the policy which applies to current non-executive directors.

74	CSR plc Annual Report and Financial Statements 2013

Remuneration scenarios

The composition and value of the directors’ remuneration packages at minimum, on target and maximum scenarios are set out in the charts below.

www.csr.com	75

Remuneration report continued

Remuneration scenarios continued

The table below provides further information on the elements of remuneration being shown:

Element of remuneration	Assumptions
Salary, benefits and pension	Remains the same in all scenarios as it is part of the fixed remuneration paid to directors.
Bonus	This comprises EIP Element A. The value received is calculated as a % of salary as follows:
	Maximum	100% of maximum
	Target	50% of maximum
	Minimum	0%
Share incentives	This comprises EIP Element B share awards and awards of share options. The value of EIP Element B is calculated as a % of salary as follows:
	Maximum	100% vesting
	Target	50% vesting
	Minimum	0%

The value of awards of share options is calculated by multiplying the accounting fair value of the 2013 option awards ($1.96 per share as at the grant date) by the number of options granted to each director.

	Maximum	100% vesting
	Target	50% vesting
	Threshold	0%

Notice periods

The table below shows the contract dates together with notice periods for the directors, and dates of letters of appointment in the case of the non-executive directors:

	Date of Service Contract/	Notice Period in Months	Notice Period in Months
Name	Letter of Appointment	from Company	to Company
J A J van Beurden	29 September 2007	12	6
D D W Gardiner	27 February 2008	12	6
C A Ladas	12 December 2007	12	6
R W Mackintosh	20 June 2013	6	6
A J Allner*	30 September 2011	3	3
A E C G Carlisle	5 July 2011	3	3
L Gerzberg	31 August 2011	1	1
S Giacoletto-Roggio**	4 January 2010	3	3
C M R Stone	16 July 2012	3	3
T M Vega	31 October 2013	3	3
W G Boyd***	6 December 2013	3	3

*	Mr Allner stood down as a director on 31 December 2013
**	Mr Giacoletto-Roggio stood down as a director on 22 May 2013
***	Mr Boyd was appointed as a director on 6 December 2013

The Committee’s policy for setting notice periods is that a 12 month period will apply for directors. The Committee may in exceptional circumstances arising on recruitment, allow a longer period, which would in any event reduce to 12 months following the first year of employment.

Payment for loss of office

The Committee will honour directors’ contractual entitlements. Service contracts do not contain liquidated damages clauses. If a contract is to be terminated, the Committee will determine such mitigation as it considers fair and reasonable in each case. There are no contractual arrangements that would guarantee a pension with limited or no abatement on severance or early retirement. There is no agreement between the Company and its directors or employees, providing for compensation for loss of office or employment that occurs because of a takeover bid. The Committee reserves the right to make additional payments where such payments are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or by way of settlement or compromise of any claim arising in connection with the termination of a director’s office or employment.

The service agreement for Mr van Beurden, the Chief Executive Officer, was entered into prior to his formal appointment in November 2007 (and therefore existed prior to 27 June 2012). The service agreement contains a provision, agreed at that time, concerning payment on loss of office. If the Company terminates Mr van Beurden’s employment (other than for a reason justifying immediate dismissal), then, as part of the payments owing on termination, a sum equal to the bonus as reported in the most recently preceding annual report of the Company will be paid. The payment of a bonus on these terms is not part of the Company Remuneration Policy approved as part of this Remuneration Report for new directors nor is this a term in the contracts of any other Executive Director.

76	CSR plc Annual Report and Financial Statements 2013

Remuneration element	Treatment on exit
Salary

Salary will be paid over the notice period. The Company has discretion to make a lump sum payment on termination of the salary payable during the notice period. In all cases the Company will seek to mitigate any payments due.

Benefits

Benefits will normally be provided over the notice period. The Company has discretion to make a lump sum payment on termination equal to the value of the benefits payable during the notice period. In all cases the Company will seek to mitigate any payments due.

Pension	Company pension contributions will normally be provided over the notice period. The Company has discretion to make a lump sum payment on termination equal to the value of the Company pension contributions during the notice period. In all cases the Company will seek to mitigate any payments due.
EIP	Element	Other reason	Permitted reason
	Element A	No entitlement for year of cessation.	Vesting pro-rated to time and performance for year of cessation.
	Element B	Forfeited.	Vesting pro-rated to time and performance for year of cessation. Element B share awards in relation to previous years will vest in full on the basis that these represent an earned entitlement.
Long-Term Incentive Plan	Other reason		Permitted reason
Forfeited

Vesting subject to performance and pro-rated to time at the date of the cessation of employment. Pursuant to the plan rules, the Committee has discretion to determine whether cessation of employment is for a permitted reason. The Committee may, in accordance with the plan rules, permit a higher level of vesting on the death of an option holder, not greater than the original grant.

Permitted reason is defined as cessation in the following circumstances:

- death;

- injury or disability;

- retirement;

- redundancy; and

- at the discretion of the Committee (if exercised a full explanation will be provided to shareholders).

Change of control

The Committee’s policy on the vesting of incentives on a change of control is summarised below.

Name of incentive plan	Award	Treatment on change of control
Executive Incentive Plan	Element A

The Committee will determine the level of payment based on the level of satisfaction of the performance targets as at the change of control. The Committee has discretion to reduce any potential payment to take into account the portion of the financial year completed as at the date of change of control. The Committee has determined to exercise its discretion as follows:

If a change of control occurs in the first or second quarter of any financial year, pro rating will be applied to reflect the proportion of the financial year which has not been completed. If a change of control occurs in the third or fourth quarter of any financial year there will be no such pro rating. The value which is earned will be determined solely by reference to satisfaction of the performance targets.

	Element B	Element B share awards will vest in full on the basis that these represent an earned entitlement.
Long-Term Incentive Plan	Share options

The number of share options that will vest will be determined by the Committee, having regard to the satisfaction of the performance targets and, unless the Committee determines otherwise, will be pro rated to reflect the proportion of the vesting period which has been completed.

To determine the satisfaction of the performance target, the offer price for the Company will be compared to the proportionate growth in absolute TSR up to the date of the change of control.

www.csr.com	77

Remuneration report continued

Consideration of shareholder views

During 2013, the Committee consulted extensively with shareholders and their main representative bodies, the ABI and ISS, in relation to the intention to increase the annual salary of the Chief Executive Officer and in advance of the renewal of the Company’s share option and share award plan (which were combined into a single plan, being the CSR plc 2013 Long-Term Incentive Plan) and also renewal of the SAYE plan. The shareholder consultation process consisted of briefing letters, discussions and, in several cases, meetings with the Chairman of the Committee.

Shareholder dilution

The Company monitors levels of share options and awards and the impact of these on shareholder dilution. To ensure that the Company’s employee share plans operate within the ABI dilution limits, in 2007, the Company established the CSR Employee Benefit Trust (“the Trust”) to provide a mechanism for employee share incentives to be satisfied using shares purchased by the Trust in the open market.

In 2013, the Trust acquired 541,894 shares in CSR plc, funded via an advance from the Company under the terms of a loan facility agreement established at the time of creation of the Trust. At the end of the financial year, the Trust held 2,775,989 shares in CSR plc representing 1.67% of the issued share capital (excluding treasury shares) at the date of this report. As at 28 December 2012, the Trust held 2,234,095 ordinary shares.

78	CSR plc Annual Report and Financial Statements 2013

Annual Report on Remuneration

Introduction

This section of the Remuneration Report summarises the operation of the directors’ remuneration policy for 2013. The information provided in parts a) to e) of this section is subject to audit.

a) Single figure of total remuneration received by each of the directors

The table below shows the total remuneration received by each of the directors for the year completed. The notes following the table provide information on the calculation of bonus and share awards.

Director	Salary/ Fees		Taxable Benefits		Bonus		Share Awards		Pension		Other Payments in Nature of Remuneration		Total
Year	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Executive
J A J van Beurden	706,697	654,389	5,525	5,530	766,618	769,187	551,595	1,160,637	80,592	78,653	–	13,831	2,111,027	2,682,227
D D W Gardiner	504,638	493,415	14,113	1,597	538,299	579,974	415,913	875,123	70,648	69,078	–	13,752	1,543,611	2,032,939
C A Ladas	328,590	321,360	192,390	21,477	334,525	367,764	213,051	311,190	26,287	25,709	–	142,301	1,094,843	1,189,801

Non-Executive
R W Mackintosh	291,773	283,149	–	–	–	–	–	–	–	–	–	–	291,773	283,149
A J Allner	87,578	84,945	–	–	–	–	–	–	–	–	–	–	87,578	84,945
A E C G Carlisle	86,792	84,158	–	–	–	–	–	–	–	–	–	–	86,792	84,158
L Gerzberg	72,681	70,787	–	–	–	–	–	–	–	–	–	87,322	72,681	158,109
S Giacoletto-Roggio	33,320	84,473	–	–	–	–	–	–	–	–	–	–	33,320	84,473
C M R Stone	81,701	32,638	–	–	–	–	–	–	–	–	–	–	81,701	32,638
T M Vega	72,944	70,787	–	–	–	–	–	–	–	–	–	–	72,944	70,787
W G Boyd	6,732	–	–	–	–	–	–	–	–	–	–	–	6,732	–

Note 1

No amounts were subject to recovery or forfeiture.

Note 2

Bonus (paid under Executive Incentive Plan (“EIP”))

The following tables show the performance measures for 2013, their level of satisfaction and the corresponding level of bonus earned by the directors:

Performance measures and targets

							Level of Satisfaction
	Bonus	Forfeiture				Actual	of Performance Measure
Performance	Weighting	Threshold	Threshold	Target	Maximum	Performance	(Bonus Weighted)
Measure	(a)	$m	$m	$m	$m	$m	(b)
Profit	50%	–	79	99	119	111	80.43%
Revenue	25%	<722	812	902	992	961	82.54%
Personal Objectives	25%						80%

Director	Maximum Annual Participation for 2013 (c)	EIP Award Based on Profit (% of Salary) a x b x c	EIP Award Based on Revenue (% of Salary) a x b x c	EIP Award Based on Personal Objectives (% of Salary) a x b x c	Total EIP Award for 2013 (% of Salary)	Total EIP Award for 2013 (Value)

J A J van Beurden	250%	100.54	51.59	50	202.13	£929,798
D D W Gardiner	250%	100.54	51.59	50	202.13	£652,880
C A Ladas	250%	100.54	51.59	50	202.13	£405,731

Notes:

1. Revenue and Underlying Profit (excluding litigation expense) are defined as the Company’s revenue and profit for the purpose of the Plan’s performance targets. The Committee may adjust the profit measure for exceptional items.

2. Personal objectives are set each year. These relate to areas which the Committee considers are important to the medium and long term success of the Company and which ultimately will contribute to qualitative or quantative improvements. For the 2013 financial year, the personal objectives included identification of specific opportunities with customers in respect of new technologies, Bluetooth Smart and Indoor Location which the Company has under development, enhancements that would support CSR’s SOC development capabilities, improvements in technological innovation and reviewing the market opportunities for the Cameras business.

The Committee determined that these objectives had been partially satisfied, resulting in the level of award shown in the table above.

www.csr.com	79

Remuneration report continued

Awards earned under the EIP

	Element A		Value of Element	Total Value
Director	Value	Form of Payment	B Award (Shares)	of Award
J A J van Beurden	£464,900	Shares	£464,898	£929,798
D D W Gardiner	£326,438	Shares	£326,442	£652,880
C A Ladas	£202,866	Shares	£202,865	£405,731

Notes

1. Element A is paid following the year end and the sign-off of the level of satisfaction of the performance conditions (in March 2014).

2.	Element B is awarded in the form of a share award with a risk of performance based forfeiture over a two year period of deferral and therefore is not included in the bonus total in accordance with the Regulations.

Note 3

2013 Share Awards

This disclosure relates to EIP Element B awards granted to the directors on 21 March 2012 (awarded in relation to performance in the 2011 financial year), which will vest on 21 March 2014, subject to continued employment on the vesting date. The last forfeiture threshold applying to these Element B awards relates to the 2013 financial year.

	Forfeiture Threshold	Actual	Level of
Forfeiture Condition	$m	$m	Forfeiture
2012 Revenue	<794	1,025	0%
2013 Revenue	<722	961	0%

	Number of Shares		Average Market
	subject to	Level of	Value of a Share
	Element B Award	Forfeiture	over Q4 2013	Value of Shares
Director	(a)	(b)	(c)	a x c
J A J van Beurden	62,696	–	£5.335	£334,483
D D W Gardiner	47,274	–	£5.335	£252,207
C A Ladas	24,216	–	£5.335	£129,192

Note 4

The Company has agreed to make a contribution to Mr Ladas’ pension when he retires which will be in addition to the usual Company pension contributions for the year of retirement. The level of contribution will reflect the extent to which Mr Ladas’ US state benefits are reduced when he retires as a result of him being employed in the UK since 2008 and contributing to the UK social security system. In November 2012, it was estimated that the total amount payable would be less than £30,000.

Note 5

The benefits provided to the directors are described on page 70 of the Directors’ Remuneration Policy.

b) Incentives granted to directors during the year

The following table shows the incentives granted to the directors during 2013:

					Number of
					Shares	Face Value of	Performance
		% of Salary		Exercise Price	subject to	Options/Award	Conditions	Date of Grant/
Director	Plan	Awarded	Nature of Interest	per Share £	Option/Award	£	(see notes)	Award
J A J van Beurden	Share Option Plan	150	Share option	4.887	127,685	623,997	Condition 1.	26/03/2013
	EIP	114.44	Contingent share award	0.001	138,485	476,071	Condition 2.	26/03/2013
D D W Gardiner	Share Option Plan	150	Share option	4.887	96,276	470,501	Condition 1.	26/03/2013
	EIP	114.44	Contingent share award	0.001	104,419	358,961	Condition 2.	26/03/2013
C A Ladas	Share Option Plan	150	Share option	4.887	64,961	317,464	Condition 1.	26/03/2013
	EIP	114.44	Contingent share award	0.001	68,140	234,245	Condition 2.	26/03/2013

Notes:

1.	The share price on the date of grant of the share options was £4.887 and this value has been used to calculate the face value.
2.	The average share price used to calculate EIP Element B awards was based on the 30 day average finishing on 28 December 2012; which was £3.4377 and this has been used to calculate the face value.
3.	The performance period for the share options finishes at the end of the 2015 financial year and the forfeiture period for the EIP awards finishes at the end of the 2014 financial year.
4.	Condition 1 refers to the Absolute TSR condition and condition 2 refers to the risk of forfeiture both of which are described in the Directors’ Remuneration Policy.

80	CSR plc Annual Report and Financial Statements 2013

c) Subsisting share grants held by directors

The following table shows the subsisting share grants and the level of potential vesting at 27 December 2013 if this was assumed to be the end of the relevant performance period:

	2011 Share Option Grant				2012 Share Option Grant				2013 Share Option Grant
Director	Number of Shares subject to Option	Current Level of Potential Vesting	End of Performance Period	Type of Performance Condition	Number of Shares subject to Option	Current Level of Potential Vesting	End of Performance Period	Type of Performance Condition	Number of Shares subject to Option	Current Level of Potential Vesting	End of Performance Period	Type of Performance Condition
J A J van	485,981	100%	6-Sep-14	Condition 1.	420,202	100%	26-Dec-14	Condition 1.	127,685	100%	1-Jan-16	Condition 1.
Beurden
D D W	366,434	100%	6-Sep-14	Condition 1.	316,836	100%	26-Dec-14	Condition 1.	96,276	100%	1-Jan-16	Condition 1.
Gardiner
C A Ladas	232,056	100%	6-Sep-14	Condition 1.	204,244	100%	26-Dec-14	Condition 1.	64,961	100%	1-Jan-16	Condition 1.

	2012 EIP Element B (granted in relation to 2011)				2013 EIP Element B (granted in relation to 2012)
		Current Level	End of	Type of		Current Level	End of	Type of
	Number of	of Potential	Forfeiture	Performance	Number of	of Potential	Forfeiture	Performance
Director	Share Awards	Vesting	Period	Condition	Share Awards	Vesting	Period	Condition
J A J van Beurden	62,696	100%	27-Dec-13	Condition 2.	138,485	100%	26-Dec-14	Condition 2.
D D W Gardiner	47,274	100%	27-Dec-13	Condition 2.	104,419	100%	26-Dec-14	Condition 2.
C A Ladas	24,216	100%	27-Dec-13	Condition 2.	68,140	100%	26-Dec-14	Condition 2.

The percentage of interests receivable for minimum performance is 25% for share options and 25% for EIP Element B. There was no forfeiture event in 2013 for the outstanding EIP Element B awards and, therefore, no reduction in the potential level of vesting. The 2013 EIP Element B share awards are subject to a further forfeiture risk in respect of 2014.

d) Payments for loss of office and payments to past directors

No such payments were made in respect of the 2013 financial year.

e) Total shareholdings

The following table shows:

•  the shareholding requirement;

•  the number of shares held;

•  the number of EIP share awards;

•  the number of unvested share options;

•  the number of vested and unexercised share options

held by each director on 27 December 2013.

				Deferred &					Total
				Conditional					Conditional &
			Unconditional	Shares (EIP	Unvested Share	Vested Share		Unvested SAYE	Unconditional
	Shareholding Requirement		Shares	Element B)	Options	Options		Options	Shares
		Value of Shares		Number	Number	Number	Exercised
		Held as a %	Number of	of Share	of Options	of Options	During Financial	Number of
Director	% of Salary	of Salary	Shares Held	Awards Held	Held	Held	year	Options Held	Number
Executive
J A J van Beurden	400%	341%	245,290	201,181	1,033,868	–	–	4,482	1,484,821
D D W Gardiner	200%	464%	235,591	151,693	779,546	–	–	4,482	1,171,312
C A Ladas	100%	134%	43,117	92,356	501,261	–	87,600	–	636,734
Non-executive
R W Mackintosh	–	–	112,115	–	–	–	–	–	112,115
A J Allner	–	–	5,700	–	–	–	–	–	5,700
A E C G Carlisle	–	–	19,000	–	–	–	–	–	19,000
L Gerzberg*	–	–	31,840	–	287,876	1,105,484	1,124,208	–	1,425,200
S Giacoletto- Roggio	–	–	5,000	–	–	–	–	–	5,000
C M R Stone	–	–	12,286	–	–	–	–	–	12,286
T M Vega*	–	–	3,000	–	–	–	–	–	3,000
W G Boyd	–	–	7,000	–	–	–	–	–	7,000

*	Dr Gerzberg’s shares and options and Ms Vega’s shares are held as CSR ADSs. Each ADS represents 4 ordinary shares in CSR plc. The numbers shown above are the ordinary shares equivalent of the ADSs

Notes:

1.	EIP Element B share awards for 2013 which will be granted in Q1 2014 are not shown in this table.
2.	The closing share price on 27 December 2013 of £6.395 was used to calculate the value of shares held as a % of salary. This means that Mr Ladas and Mr Gardiner have satisfied the shareholding requirements and Mr van Beurden has not yet satisfied them.
3.	Details of the options exercised during the year are shown overleaf:

www.csr.com	81

Remuneration report continued

Director	Number	Exercise Price	Market Value at Exercise	Exercise Gain	Exercise Date
C A Ladas	67,000 ordinary shares	£2 per ordinary share	£4.2966 per ordinary share	£153,872	26 February 2013
C A Ladas	20,600 ordinary shares	£3.21 per ordinary share	£4.2966 per ordinary share	£22,384	26 February 2013
L Gerzberg	84,056 ADSs	$15.40 per ADS	$28.0687 per ADS	$1,064,880	1 March 2013
L Gerzberg	48,108 ADSs	$15.40 per ADS	$28.3732 per ADS	$624,115	4 March 2013
L Gerzberg	20,243 ADSs	$15.40 per ADS	$28.0877 per ADS	$256,837	4 March 2013
L Gerzberg	16,937 ADSs	$14.87 per ADS	$28.0877 per ADS	$223,868	4 March 2013
L Gerzberg	26,104 ADSs	$23.41 per ADS	$34.5526 per ADS	$290,866	30 July 2013
L Gerzberg	41,200 ADSs	$23.41 per ADS	$34.37 per ADS	$451,552	31 July 2013
L Gerzberg	23,085 ADSs	$23.41 per ADS	$34.4280 per ADS	$254,351	1 August 2013
L Gerzberg	14,119 ADSs	$23.41 per ADS	$32.0094 per ADS	$121,415	5 August 2013
L Gerzberg	7,200 ADSs	$14.87 per ADS	$40.7493 per ADS	$186,331	18 December 2013

f) Performance graph and table of CEO remuneration

Total shareholder return performance

The Company has selected the FTSE 250 Index as the broad equity market index against which to compare the Company’s total shareholder return performance as throughout the five year measurement period the Company has spent the majority of this period as a constituent of this Index.

CEO Remuneration

Element	2009	2010	2011	2012	2013
Total remuneration (single figure for the year)	£795,410	£1,217,893	£583,875	£1,721,878	£1,303,075
Annual bonus (% of maximum opportunity)	92.7%	79.43%	21.58%	91.55%	81%
Long-term incentives (% of maximum number of shares capable of vesting)	0	0	0	49.78%	100%

g) Percentage change in CEO remuneration

The following table shows the percentage change in the CEO’s remuneration between financial years compared to the percentage change in remuneration for UK employees who were employed at the start of the 2012 financial year through to the end of the 2013 financial year. The UK group has been chosen because CSR is headquartered, and employs around one-third of its employees, in the UK. Typical salary inflation in some other CSR locations is materially higher than the UK, which would distort the comparison.

Remuneration for these purposes includes the following elements:

—	salary;

—	taxable benefits; and

—	annual bonus (EIP Element A for the CEO).

Element	Percentage Change from 2012 Financial Year to 2013 Financial Year
	CEO	Employee average
Salary	7.93%	4.69%
Taxable Benefits	-1.17%	-7.73%
Annual Bonus	-2.35%	1.04%

82	CSR plc Annual Report and Financial Statements 2013

h) Relative Importance of Spend on Pay

The chart below shows the following for the current and previous financial years:

—	total remuneration (salary, bonus, benefits, employer pension contributions and share based payment charges incurred by the Company) paid to or receivable by all employees of the Company; and

—	total distributions to shareholders by way of dividend and share buy back.

	2013	2012
Remuneration paid to employees	$276,139,000	$296,514,000
Distributions to shareholders	$90,339,000	$314,689,000

i) The Committee and its Advisors

The Committee members comprise Mr Stone (who joined the Committee on 16 July 2012 and was appointed Chairman of the Committee on 22 May 2013, following Mr Giacoletto-Roggio’s retirement from the Board), Mr Carlisle and Mr Boyd (who joined the Committee on 6 December 2013) all of whom are independent non-executive directors within the definition of the UK Corporate Governance Code published by the Financial Reporting Council (the “Code”). Mr Mackintosh, Chairman of the Board, attends meetings of the Committee as a member. Representatives of PricewaterhouseCoopers LLP (PwC) attend meetings of the Committee by invitation as do members of the executive management team where this is pertinent to matters under consideration. The Company Secretary acts as secretary to the Committee.

For the purposes of the Code, none of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from other directorships or day-to-day involvement in running the business of the Company.

The Board determines the remuneration of the non-executive directors. No director plays a part in any decision about their own remuneration.

The Committee’s agreed terms of reference are available on the Company’s website (www.csr.com) and on request from the Company Secretary.

External advice

The Committee received external advice in 2013 from PwC, Slaughter and May and Alithos Limited. The Committee appointed and agreed the fees for the advice provided to it in relation to executive remuneration. The main advisor to the Committee is currently PwC; who were appointed during 2011, following a competitive tender. Terms of engagement are available from the Company Secretary.

The fees charged by each advisor in relation to advice connected to executive remuneration are as follows:

Advisor	Advice	2013 Fees (£)
PwC	The areas of advice provided by PwC in relation to executive remuneration were:
	— levels and performance conditions for the incentive arrangements;
	— corporate governance;
	— dilution and funding of share plans;
	— assistance in the preparation of the Committee Report;
	— benchmarking of total remuneration in respect of the Company and its comparator group; and	£80,000
	— attendance at the Committee meetings to provide advice when required.

	The Committee has satisfied itself that the advice received from PwC was objective and independent. While PwC provides advice to the Company on unrelated matters, the team providing executive remuneration advice to the Committee works from a different office and has no involvement with the other work carried out by PwC. In addition, PwC is a signatory to and follows the provision of the Remuneration Consultants Code.

	PwC worked with the Company to implement the Committee’s policies.

	PwC provided various other services to the Company including tax compliance services, international tax advice and consulting services.
Alithos Limited	Provided advice in relation to comparative levels of total shareholder return for the determination of whether and the extent to which the performance target attached to the 2010 share options had been satisfied. No other services were provided by Alithos.	£2,100
Slaughter and May	Provided advice to the Committee on compliance with the legislation, regulations and guidance relating to the format and content of the Remuneration Report.

	Slaughter and May act as legal advisors to the Company and advise on a range of matters affecting the Company’s business.

www.csr.com	83

Remuneration report continued

j) Statement of voting at 2013 AGM

The table below shows the voting outcome at the May 2013 AGM for the approval of the 2012 Remuneration Report and new share plans.

	For as % of votes cast	Against as % of votes cast	Number of votes withheld
Remuneration Report	93.72%	6.28%	3,053,534
To approve the CSR plc 2013 Long-Term Incentive Plan	91.99%	8.01%	2,149,867
To approve the CSR plc 2013 SAYE Scheme 2	98.72%	1.28%	43,916

Statement of implementation of remuneration policy in the following financial year

The proposed operation of the remuneration policy for 2014 is set out in the Directors’ Remuneration Policy next to the relevant item of remuneration.

This report was approved by the Board of directors and signed on its behalf by:

Chris Stone

Chairman, Remuneration Committee

25 February 2014

84	CSR plc Annual Report and Financial Statements 2013

Other statutory information

The directors submit this Annual Report and the audited consolidated financial statements of the Company and its subsidiaries for the 52 week period ended 27 December 2013.

Activities and business review

CSR designs and develops semiconductor integrated circuits, including platforms, and software focused on the five areas in our Core business group – Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location. We focus on our chosen end markets, and aim to use our range of technologies to deliver integrated and differentiated technology platforms, in order to achieve sustainable growth with higher margins and returns.

More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses along with other information that fulfils the requirements of the Strategic Report are set out on pages 8 to 34, including a description of the principal risks and uncertainties facing the Group which are set out on pages 35 to 37 and risk factors on pages 45 to 51. The use of financial instruments is covered within the Strategic Report on page 33 and in notes 18, 19 and 31 to the consolidated financial statements. Details of the subsidiaries and branches of the Company are set out in note 40 to the consolidated financial statements.

Financial results

For a discussion of our financial results, please refer to the Strategic Report on pages 20 to 34.

At the Annual General Meeting being held on 21 May 2014, the Board will be proposing that a final dividend be paid in respect of the 52 weeks ended 27 December 2013 of $0.091 per ordinary share (2012 $0.08 per ordinary share). Subject to shareholder approval, the dividend will be paid on 30 May 2014 to shareholders of record on 9 May 2014.

Environmental information

The Strategic Report on pages 8 to 44 includes the greenhouse gas emissions disclosures required by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013. Please refer to page 44 of the Strategic Report for a description of the measures the Company has been implementing in connection with the new Rule 13p-1 adopted by the SEC under the Securities and Exchange Act of 1934 (the ‘Exchange Act’), which requires companies registered under the Exchange Act to publicly disclose their use of conflict minerals that originate in the Democratic Republic of the Congo or an adjoining country.

Future development

It remains the Board’s intention to develop the Group through organic growth and targeted acquisitions. For a further discussion of the Board’s strategy, please refer to pages 8 to 15.

Change of control

All of the Company’s employee share plans contain provisions relating to a change of control of the Company following a takeover. Outstanding options and awards would, subject to satisfaction of applicable performance conditions and certain rules of the particular schemes, normally vest and become exercisable on a change of control (subject to a consideration as to whether a pro-rata adjustment should be made for the time elapsed since the grant was made, to be determined at the discretion of the Remuneration Committee).

Share capital

The Company’s authorised and issued share capital comprises a single class of share which is ordinary shares with a nominal value of 0.1p per share. Details of the authorised and issued share capital can be found in note 23 to the consolidated financial statements. The Company’s ordinary shares are listed on the premium segment of the Official List maintained by the UK Listing Authority. Following the acquisition of Zoran Corporation in 2011, CSR also has an American Depositary Receipt programme, with American Depositary Shares (‘ADSs’) listed on the NASDAQ. The rights and obligations attaching to the Company’s ordinary shares are set out in the Company’s Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary and are available from the US Securities and Exchange Commission website at www.sec.gov. A summary of certain provisions of the Company’s Memorandum and Articles of Association are set out on pages 145 to 148 in Corporate and Share Information.

At the time of announcing its annual results for the financial year 2012, the Company confirmed its intention to undertake an additional buyback of its ordinary shares of up to $50 million. The Board is committed to maxmising shareholder value and believed that the proposed share buyback would result in an increase in earnings per share and would be in the best interests of shareholders generally.

In order to commence the buyback, the Company sought shareholder approval at a general meeting held on 14 March 2013. The Company’s previous buyback authorities, obtained at the Annual General Meeting in 2012 and at a general meeting held on 17 August 2012, had been fully utilised by November 2012 following the tender offer made after completion of the transaction with Samsung Electronics Co., Ltd. The authority obtained from shareholders on 14 March 2013 was renewed at the Annual General Meeting held on 22 May 2013.

Pursuant to the authorities obtained from shareholders during the course of 2013, in the period from 20 March 2013 to 20 June 2013 the Company completed the purchase of 6,302,089 ordinary shares in the open market. These were transferred to treasury. As at the close of the share buyback on 20 June 2013, 21,409,384 ordinary shares were held in treasury and the full $50 million had been expended.

For the buyback that commenced in March 2013, the Company entered into arrangements with J.P. Morgan Securities plc such that the Company purchased shares from J.P. Morgan Securities plc who had itself, acting as principal, first made market purchases of such shares. J.P. Morgan Securities plc acted as an independent third party, which allowed the buyback to continue to be implemented following the end of the first financial quarter for the 2013 financial year, during what would otherwise have been a prohibited period of the Company.

On 25 July 2013 the Company announced its intention to make purchases of its ordinary shares of up to $25 million, due to the Board’s continued focus on shareholder returns. Purchases were made on the open market between 9 September 2013 and 23 December 2013 under a general authority provided by shareholders at the 2013 Annual General Meeting. Approximately $17.8 million was expended and as at 23 December 2013, being the last day on which shares were acquired under the authority, 2,151,200 ordinary shares had been repurchased and cancelled. Purchases have not taken place in the close periods following the end of the Company’s third or fourth quarters for the 2013 financial year.

As at 27 December 2013, 8,453,289 ordinary shares of 0.1p had been repurchased by the Company during the 2013 financial year. This represented 5.09% of the Company’s issued share capital (excluding treasury shares) as at close on 27 December 2013.

During 2013, a total of 316,228 ordinary shares were transferred out of treasury to satisfy the allotment of ordinary shares on the exercise of options under the Company’s various share plans. As at 27 December 2013, the Company held 21,313,577 ordinary shares in treasury.

www.csr.com	85

Other statutory information continued

The issued share capital as at 10 March 2014 was 166,675,330 ordinary shares and 21,195,712 ordinary shares were held in treasury.

As mentioned earlier in the Strategic Report on page 28 , the Group ended the year with $306.2 million in cash, cash equivalents and treasury deposits. The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of up to $50 million is appropriate, which was announced on 26 February 2014. This buyback includes the remaining $7.2 million of the $25 million announced in July 2013, that has not yet been utilised. We intend to undertake this buyback during the course of 2014.

The general authority under which CSR purchases its ordinary shares in the open market is usually renewed on an annual basis at the Annual General Meeting. It remains the Board’s intention to seek approval for renewal of the general authority at the forthcoming Annual General Meeting, being held on 21 May 2014.

For information on the capital structure of the Company, please refer to Corporate and Share Information on page 142.

There are no restrictions on the voting rights attaching to the Company’s ordinary shares. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights. For information on certain restrictions on the transfer of the Company’s ordinary shares pursuant to the Articles of Association, please refer to page 148. Unless expressly stated to the contrary in the Articles of Association of the Company, the Company’s Articles of Association may be amended by special resolution of the Company’s shareholders. A summary of the Company’s Articles of Association are set out on pages 145 to 148.

During the 52 weeks ended 27 December 2013, options were exercised pursuant to the Company’s share schemes. The number of shares allotted and the consideration received in respect of such allotments are detailed in note 29 of the consolidated financial statements.

ABI Guidelines relating to directors’ power to allot share capital and disapply pre-emption rights are reflected in Resolution 17 (the ‘Section 551 Authority’) and Resolution 18 respectively, in the Notice of Meeting.

The directors propose (Paragraph (A) of Resolution 17 in the Notice of Meeting) to renew the authority granted at the 2013 Annual General Meeting to authorise the directors to allot equity or grant rights in respect of equity shares up to an aggregate nominal value of £55,558 (representing approximately one-third of the ordinary shares issued as at the latest practicable date).

In accordance with ABI Guidelines, the directors also propose (Paragraph (B) of Resolution 17 in the Notice of Meeting) to renew the authority granted at the 2013 Annual General Meeting to authorise the directors to allot or grant rights in respect of equity shares representing two-thirds of the Company’s issued share capital as at the latest practicable date (as reduced by the nominal amount of any allotment or grant made under paragraph (A) of Resolution 17 in the case of a compensatory rights issue).

This authority, if renewed, will represent in total an aggregate nominal value of £111,116. This Section 551 Authority, if approved, will expire at the conclusion of the Annual General Meeting to be held in 2015 or 21 August 2015, whichever is the earlier.

The limited power granted to the directors at the 2013 Annual General Meeting to allot equity shares for cash other than pro-rata to existing shareholders expires on the conclusion of this year’s Annual General Meeting to be held on 21 May 2014. Subject to renewal of the Section 551 Authority, the directors recommend (Resolution 18 in the Notice of Meeting) that this authority also be renewed so as to give the directors the ability (until the earlier of 21 August 2015, or the conclusion of the Annual General Meeting to be held in 2015) to issue equity shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary shares issued at 10 March 2014. The directors have no present intention to issue equity shares for cash other than pursuant to the Company’s employee share plans.

The directors recommend that shareholders vote in favour of Resolutions 17 and 18 to maintain the Company’s flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise.

A Special Resolution will be proposed (Resolution 19 in the Notice of Meeting) to renew the directors’ limited authority to repurchase ordinary shares in the market. This authority will be limited to a maximum of 16,667,500 ordinary shares (representing 10% of the Company’s issued share capital as at the latest practicable date) and also sets the minimum and maximum prices which may be paid.

The authority contained in the Special Resolution will expire at the earlier of 21 August 2015, or the conclusion of the Annual General Meeting to be held in 2015. It is the current intention of the directors to renew this authority annually.

The directors believe it is advantageous for the Company to continue to have the flexibility to make market purchases of its own shares. As at 27 December 2013, the Company had 21,313,577 ordinary shares held in treasury. As at 10 March 2014, the Company had 21,195,712 ordinary shares held in treasury. In the event that additional shares are purchased, they would either be cancelled (and the number in issue would be reduced accordingly) or, subject to the legislation referred to below, retained as treasury shares. The directors will only make purchases after consideration of the possible effect on earnings per share, the long term benefits to shareholders and in consultation with advisers.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow shares repurchased by the Company to be held as treasury shares that may be cancelled, sold for cash or used for the purpose of employee share schemes.

Notice required for shareholder meetings

The Shareholders Rights Directive was implemented in the UK by the Companies (Shareholders’ Rights) Regulations 2009 on 3 August 2009. The Regulations implementing this Directive increase the notice period for general meetings of the Company to 21 days, unless shareholders agree to a shorter notice period. On the basis of a resolution passed at the 2013 Annual General Meeting, the Company is currently able to call general meetings (other than an Annual General Meeting) on 14 days’ notice. The Company would like to preserve this ability and Resolution 20 seeks such approval. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. In accordance with the Directive, the Company will offer an electronic voting facility for a general meeting called on 14 days’ notice.

86	CSR plc Annual Report and Financial Statements 2013

Employee Benefit Trust

The CSR Employee Benefit Trust (the ‘Trust’) was established in 2007 to provide a mechanism for employee share incentives to be satisfied using shares purchased by the Trust in the open market.

During 2013, 541,894 ordinary shares in CSR plc were acquired by the Trust at a price per share of £5.4575. As at 27 December 2013, the Trust held a total of 2,775,989 ordinary shares in CSR plc representing 1.67% of the issued share capital (excluding treasury shares) at the date of this report. As at 28 December 2012, the Trust held 2,234,095 ordinary shares.

As participants in the employee share incentive plans, the executive directors of the Company are potential beneficiaries of the shares held by the Trust and are therefore regarded for the purposes of the Companies Act as being interested in ordinary shares held by the Trust.

Employee share incentive plans

For information on the Company’s share incentive plans please see note 29 to the consolidated financial statements.

Directors

Details of the directors who served during the year are contained on page 55 of the Directors’ Report – Governance. Biographies of the directors in office at 27 December 2013, other than Andrew Allner who retired on 31 December 2013, are on pages 52 and 53.

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

The interests of the executive directors in the options of the Company are detailed in the Remuneration Report on page 81.

Conflicts of interests

The Company has procedures in place to deal with conflicts of interests and believes that procedures are operated efficiently.

Directors’ responsibility statement

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the parent company financial statements under IFRSs as adopted by the European Union. The Group financial statements are also prepared in accordance with the IFRSs as issued by the International Accounting Standards Board. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

—	properly select and apply accounting policies;

—	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

—	provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

—	make an assessment of the company’s ability to continue as a going concern.

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

We confirm that to the best of our knowledge:

1.	so far as we are aware, there is no relevant audit information of which the Company’s auditors are unaware;
2.	we have taken all reasonable steps to ascertain any relevant audit information and ensure the Company’s auditors are aware of such information;
3.	the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of CSR and the undertakings included in the consolidation taken as a whole;
4.	the Strategic Report and the Directors’ Report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and
5.	the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s performance, business model and strategy.

www.csr.com	87

Other statutory information continued

Directors’ interests in shares

The directors in office at 27 December 2013 and their families had the interests in the shares of the Company shown in the table below.

The holdings shown below do not include the ordinary shares held by the Trust in which the executive directors are potential beneficiaries, as disclosed earlier.

	27 December 2013			28 December 2012
Directors	Ordinary shares		ADSs[1]	Ordinary shares	ADSs[1]

A J Allner[2]	5,700			5,700

W G Boyd[3]	7,000			–

A E C G Carlisle	19,000			4,000

D D W Gardiner	235,591			180,506

L Gerzberg			7,960		13,510

C A Ladas	43,117	[4]		86,234

R W Mackintosh	112,115			112,115

C M R Stone	12,286			–

J A J van Beurden	245,290			217,234

T M Vega			750		750

[1]	Each ADS represents four ordinary shares in CSR plc.
[2]	Mr. Allner stood down on 31 December 2013.
[3]	Mr. Boyd was appointed on 6 December 2013.
[4]	Of the 86,234 shares in which Mr Ladas was stated to be interested as at 28 December 2012, 43,117 of those shares are now beneficially owned by his former spouse (Mr Ladas being merely a nominee in relation to them).

There were no changes in the directors’ shareholdings between 27 December 2013 and 10 March 2014.

Substantial shareholdings

As at 27 December 2013, the Company had received the notifications shown in the table below of substantial interests in the total voting rights of the Company, disclosable to the Company under the Disclosure and Transparency Rules. No changes in the interests disclosed to the Company have been notified between 27 December 2013 and 10 March 2014 other than as provided below.

		% of issued Ordinary
Shareholder[4]	Disclosed holding	share capital

Schroders plc and its subsidiaries[1]	19,481,790	11.72

Majedie Asset Management Limited	10,432,187	6.28

Samsung Electronics Europe Holding Coöperatief U.A.[2]	9,925,000	5.97

Norges Bank[3]	9,133,910	5.50

[1]	On 10 March 2014, the Company received a notification from Schroders plc, pursuant to the FCA’s Disclosure and Transparency Rules, advising that their interests in the total voting rights of the Company were 15,895,679 ordinary shares, being 9.54% of the issued share capital (excluding treasury shares) at the date of the notification.
[2]	On 16 January 2014, the Company received a notification from Samsung Electronics Europe Holding Coöperatief U.A., pursuant to the FCA’s Disclosure and Transparency Rules, advising that they had disposed of their entire holding of ordinary shares in the Company.
[3]	On 10 March 2014, the Company received a notification from Norges Bank, pursuant to the FCA’s Disclosure and Transparency Rules, advising that their interests in the total voting rights of the Company were 8,161,335 ordinary shares, being 4.90% of the issued share capital (excluding treasury shares) at the date of the notification.
[4]	On 28 February 2014, the Company received a notification from BlackRock, Inc., pursuant to the FCA’s Disclosure and Transparency Rules, advising that their interests in the total voting rights of the Company were 8,455,182 ordinary shares, being 5.08% of the issued share capital (excluding treasury shares) at the date of the notification.

88	CSR plc Annual Report and Financial Statements 2013

Going concern

The consolidated financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Notes 31, 18 and 19 of the consolidated financial statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $306.2 million of cash, cash equivalents and treasury deposits as at 27 December 2013 and no debt liabilities.

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

Payment of creditors

The Group agrees payment terms with its suppliers when it enters into binding purchase contracts to ensure that suppliers are made aware of terms of payment. The Company abides by these terms of payment. At 27 December 2013 (and at 28 December 2012) the Company had no external creditors whilst the Group reported 37 creditor days (at 28 December 2012 44 creditor days).

Donations

The Company and employees support a number of charities for a variety of causes. For the period ended 27 December 2013, the Company made charitable donations totalling $137,942 (2012 $105,282) to charities local to the Group’s operations. The Company did not make any political donations during the year.

Auditors

Deloitte LLP are the Company’s auditors and have expressed their willingness to continue in the office of auditors and therefore, in accordance with Section 489 of the Companies Act 2006, a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Brett Gladden,

Company Secretary

25 February 20141

[1]	Certain share and share capital information has been updated within this report to 10 March 2014 to reflect changes, arising between signing and the latest practicable date prior to publication.

www.csr.com	89

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of CSR plc

We have audited the accompanying consolidated balance sheets of CSR plc and subsidiaries (the “Company”) as at 27 December 2013 and 28 December 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the 52 week periods ended 27 December 2013, 28 December 2012 and 30 December 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CSR plc and subsidiaries as at 27 December 2013 and 28 December 2012 and the results of their operations and their cash flows for each of the 52 week periods ended 27 December 2013, 28 December 2012 and 30 December 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 27 December 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 February 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte LLP

London, United Kingdom

25 February 2014

90	CSR plc Annual Report and Financial Statements 2013

Consolidated Income Statement

		52 weeks ended	52 weeks ended	52 weeks ended
		27 December 2013	28 December 2012	30 December 2011
	Notes	$’000	$’000	$’000

Revenue	5	960,710	1,025,356	845,190

Cost of sales		(465,443)	(516,279)	(460,455)

Gross profit		495,267	509,077	384,735

Research and development (‘R&D’) expenses		(273,026)	(290,346)	(241,763)

Sales, general and administrative (‘SG&A’) expenses		(193,731)	(237,996)	(191,337)

Goodwill and non-current asset impairment charges	13, 14, 15	(76,896)	–	–

Gain on disposal of development operations	33	–	127,178	–

Operating (loss) profit		(48,386)	107,913	(48,365)

Investment income		920	1,175	1,947

Exchange losses		(625)	(395)	(748)

Finance costs	9	(4,368)	(6,711)	(4,298)

(Loss) profit before tax		(52,459)	101,982	(51,464)

Tax	11	6,130	(50,749)	85,330

(Loss) profit for the period	6	(46,329)	51,233	33,866

(Loss) earnings per share

Basic and diluted (loss) earnings		(46,329)	51,233	33,866

Number of shares (thousands)

Basic weighted average number of shares		164,182	197,239	178,199

Effect of dilutive potential ordinary shares – employee share options		–	5,993	3,195

Diluted weighted average number of shares		164,182	203,232	181,394

		$	$	$

Basic (loss) earnings per share	12	(0.28)	0.26	0.19

Diluted (loss) earnings per share	12	(0.28)	0.25	0.19
The results are all derived from continuing operations. The loss for the period and the profit for the prior periods are wholly attributable to equity holders of the parent company, CSR plc.

Consolidated Statement of Comprehensive Income

		52 weeks ended	52 weeks ended	52 weeks ended
		27 December 2013	28 December 2012	30 December 2011
	Notes	$’000	$’000	$’000

(Loss) profit for the period		(46,329)	51,233	33,866

Items that may be reclassified subsequently to the income statement

Gain on cash flow hedges		2,947	4,935	1,661

Net tax on cash flow hedges in statement of comprehensive income		(686)	(1,210)	(427)

Transferred to income statement in respect of cash flow hedges		570	(1,040)	(4,184)

Tax on items transferred from statement of comprehensive income		(131)	253	1,080

		2,700	2,938	(1,870)

Items that will not be reclassified subsequently to the income statement

Actuarial gains (losses) in defined benefit plans	30	9	(919)	(435)

Pension scheme assets above the threshold	30	(424)	(656)	–

		(415)	(1,575)	(435)

Other comprehensive income (loss) for the period		2,285	1,363	(2,305)

Total comprehensive (loss) income for the period		(44,044)	52,596	31,561

The total comprehensive (loss) income for all periods is wholly attributable to equity holders of the parent company, CSR plc.

www.csr.com	91

Consolidated Balance Sheet

		27 December 2013	28 December 2012
	Notes	$’000	$’000

Non-current assets

Goodwill	13	131,340	181,877

Other intangible assets	14	72,286	120,673

Property, plant and equipment	15	36,424	26,349

Investments	31	2,500	3,719

Deferred tax asset	11	109,181	89,193

Long term asset	16	31,006	31,000

		382,737	452,811

Current assets

Inventories	17	73,914	87,850

Derivative financial instruments	19	6,171	2,702

Trade and other receivables	18	111,146	117,706

Corporation tax debtor		3,031	6,379

Treasury deposits	18	78,776	18,491

Cash and cash equivalents	18	227,468	314,760

		500,506	547,888

Total assets		883,243	1,000,699

Current liabilities

Trade and other payables	21	198,354	227,777

Current tax liabilities		9,071	14,509

Obligations under finance leases	20	725	1,393

Provisions	22	10,064	16,742

		218,214	260,421

Net current assets		282,292	287,467

Non-current liabilities

Trade and other payables	21	27,907	35,846

Deferred tax liability	11	4,948	4,891

Long-term provisions	22	2,522	4,395

Obligations under finance leases	20	3	170

Defined benefit pension scheme deficit	30	87	42

		35,467	45,344

Total liabilities		253,681	305,765

Net assets		629,562	694,934

Equity

Share capital	23	326	317

Share premium account		547,685	523,654

Capital redemption reserve		1,032	1,029

Merger reserve		61,574	61,574

Employee benefit trust reserve		(23,974)	(19,163)

Hedging reserve		6,012	2,495

Share-based payment reserve		142,327	112,677

Tax reserve		–	41,630

Treasury shares		(131,123)	(86,929)

Retained earnings		25,703	57,650

Total equity		629,562	694,934

The consolidated financial statements of CSR plc were approved by the Board of directors and authorised for issue on 25 February 2014.

They were signed on its behalf by:

Will Gardiner	Ron Mackintosh

92	CSR plc Annual Report and Financial Statements 2013

Consolidated Statement of Changes in Equity

	Called-up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Hedging reserve $’000	Share- based payment reserve $’000	Tax reserve $’000	Treasury shares $’000	Retained earnings $’000	Total $’000

At 1 January 2011	322	368,615	950	61,574	(39,064)	1,123	58,038	41,641	(37,487)	318,852	774,564
Profit for the period	–	–	–	–	–	–	–	–	–	33,866	33,866

Other comprehensive income for the period	–	–	–	–	–	(2,523)	–	653	–	(435)	(2,305)
Total comprehensive income for the period	–	–	–	–	–	(2,523)	–	653	–	33,431	31,561

Share issues (net of share issue costs)	50	104,847	–	–	5,093	–	–	–	–	(4,134)	105,856

Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	13,583	–	–	–	13,583

Credit to equity for equity-settled share-based payments on acquisition	–	–	–	–	–	–	16,576	–	–	–	16,576

Repurchase of ordinary shares	–	–	–	–	–	–	–	–	(47,173)	–	(47,173)

Effective rate adjustment	–	–	–	–	–	–	–	(66)	–	–	(66)

Deferred tax on share-basedpayment transactions	–	–	–	–	–	–	–	(645)	–	–	(645)

Current tax benefit taken directly to equity on share option gains	–	–	–	–	–	–	–	(162)	–	–	(162)

Credit to equity on recognition of losses	–	–	–	–	–	–	–	162	–	–	162

Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	–	(16,349)	(16,349)

At 30 December 2011	372	473,462	950	61,574	(33,971)	(1,400)	88,197	41,583	(84,660)	331,800	877,907

Profit for the period	–	–	–	–	–	–	–	–	–	51,233	51,233

Other comprehensive income for the period	–	–	–	–	–	3,895	–	(957)	–	(1,575)	1,363
Total comprehensive income for the period	–	–	–	–	–	3,895	–	(957)	–	49,658	52,596

Share issues (net of share issue costs)	24	50,192	–	–	14,808	–	–	–	7,203	(18,265)	53,962

Repurchase of ordinary shares	(79)	–	79	–	–	–	–	–	(9,472)	(284,278)	(293,750)

Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	24,480	–	–	–	24,480

Effective rate adjustment	–	–	–	–	–	–	–	(5)	–	–	(5)

Credit to equity on recognition of losses	–	–	–	–	–	–	–	436	–	–	436

Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	573	–	–	573

Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	–	(21,265)	(21,265)

At 28 December 2012	317	523,654	1,029	61,574	(19,163)	112,677	2,495	41,630	(86,929)	57,650	694,934

Loss for the period	–	–	–	–	–	–	–	–	–	(46,329)	(46,329)

Other comprehensive income for the period	–	–	–	–	–	3,517	–	(817)	–	(415)	2,285
Total comprehensive loss for the period	–	–	–	–	–	3,517	–	(817)	–	(46,744)	(44,044)

Share issues (net of share issue costs)	12	24,031	–	–	–	–	–	–	5,690	(1,237)	28,496

Repurchase of ordinary shares	(3)	–	3	–	(4,811)	–	–	–	(49,884)	(18,721)	(73,416)

Credit to equity for equity-settled share-based payments	–	–	–	–	–	–	29,650	–	–	–	29,650

Effective rate adjustment	–	–	–	–	–	–	–	(361)	–	–	(361)

Deferred tax on share-based payment transactions	–	–	–	–	–	–	–	11,459	–	–	11,459

Credit to equity on recognition of losses	–	–	–	–	–	–	–	3,202	–	–	3,202

Merge tax reserve in to retained earnings	–	–	–	–	–	–	–	(55,113)	–	55,113	–

Equity dividends issued to shareholders	–	–	–	–	–	–	–	–	–	(20,358)	(20,358)

At 27 December 2013	326	547,685	1,032	61,574	(23,974)	6,012	142,327	–	(131,123)	25,703	629,562

www.csr.com	93

Consolidated Cash Flow Statement

		52 weeks ended	52 weeks ended	52 weeks ended
		27 December 2013	28 December 2012	30 December 2011
	Notes	$’000	$’000	$’000
Net cash from operating activities	25	82,308	73,928	12,640

Investing activities

Interest received		521	1,163	1,299

Proceeds on disposal of property, plant and equipment		411	73	–

Purchase of treasury deposits (including treasury deposits acquired with subsidiary)		(109,861)	(111,629)	(180,980)

Sales of treasury deposits		49,576	159,076	413,786

Purchases of intangible assets		(18,197)	(13,610)	(4,245)

Purchases of property, plant and equipment		(22,771)	(12,019)	(14,573)

Disposal of development operations	33	–	271,323	–

Acquisition of UK based capabilities in DDFA		–	(2,667)	–

Stamp duty		–	126	–

Acquisition of subsidiaries, net of cash acquired	34	–	–	(123,862)

Purchase of investment		–	(109)	(2,610)

Net cash (used in) from investing activities		(100,321)	291,727	88,815

Financing activities

Repayments of obligations under finance leases		(823)	(540)	–

Purchase of own shares		(66,832)	(293,750)	(47,511)

Purchase of shares by Employee Benefit Trust		(4,811)	–	–

Equity dividends paid to shareholders		(20,358)	(21,265)	(16,349)

Proceeds on issue of share capital		24,170	53,148	2,745

Net cash used in financing activities		(68,654)	(262,407)	(61,115)

Net (decrease) increase in cash and cash equivalents		(86,667)	103,248	40,340

Cash and cash equivalents at beginning of period		314,760	211,907	172,315

Effect of foreign exchange rate changes		(625)	(395)	(748)

Cash and cash equivalents at end of period		227,468	314,760	211,907

94	CSR plc Annual Report and Financial Statements 2013

Notes to the Consolidated Financial Statements

1  General Information

CSR plc is a company incorporated in England and Wales under the Companies Act 2006. The address of the registered office is Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, United Kingdom. CSR is a provider of multifunction semiconductor platforms for the consumer electronics market.

The consolidated financial statements incorporate the financial statements of CSR plc (the Company) and entities controlled by the Company (its subsidiaries, together the Group) drawn up to the dates indicated in the primary financial statements and are presented in US dollars because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in note 3.

Going concern

The consolidated financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Note 31 includes the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of the financial instruments and hedging activities; and its exposure to credit risk. Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $306.2 million of cash and cash equivalents, including treasury deposits and investments, as at 27 December 2013 and no debt liabilities.

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

2  Adoption of New and Revised Standards

Standards not affecting the reported results nor the balance sheet:

The following new and revised Standards and Interpretations have been adopted in the current period. Their adoption has not had any significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

IAS 1 (amended)	Amendments to revise the way other comprehensive income is presented

IAS 12 (amended)	Limited scope amendment (recovery of underlying assets)

At the date of authorisation of these consolidated financial statements, the following Standards and Interpretations which have not yet been applied in these consolidated financial statements were in issue but not yet effective (and in some cases, had not yet been adopted by the EU):

IFRS 1 (amended)	First-time Adoption of International Financial Reporting Standards

IFRS 7 (amended)	Financial Instruments (Disclosures)

IFRS 9	Financial Instruments

IFRS 10	Consolidated Financial Statements

IFRS 11	Joint Arrangements

IFRS 12	Disclosure of Interests in Other Entities

IFRS 13	Fair Value Measurement

IAS 1 (amended)	Presentation of Financial Statements

IAS 16 (amended)	Property, Plant and Equipment

IAS 19 (amended)	Employee benefits

IAS 27 (amended)	Separate Financial Statements

IAS 28 (amended)	Investments in Associates and Joint Ventures

IAS 32 (amended)	Offsetting financial assets and liabilities

IAS 34 (amended)	Interim Financial Reporting

IAS 36 (amended)	Impairment of assets

IAS 39 (amended)	Financial Instruments: Recognition and Measurement

Improvements to IFRSs (December 2013)

The adoption of both IFRS 9 and IFRS 13 will impact both the measurements and disclosures of Financial Instruments.

The directors anticipate that the adoption of the other Standards and Interpretations listed above in future periods will have no material impact on the financial statements of the Group.

www.csr.com	95

Notes to the Consolidated Financial Statements continued

3  Accounting Policies

Basis of Accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below. The consolidated financial statements cover the 52 week period from 29 December 2012 to 27 December 2013; the comparatives are presented for the 52 week period from 31 December 2011 to 28 December 2012 and income statement comparatives for the 52 week period from 1 January 2011 to 30 December 2011. The consolidated financial statements are reported on a 52 or 53 week basis to be consistent with the Group’s internal reporting.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of CSR plc (the Company) and entities controlled by the Company (its subsidiaries, together the Group) drawn up to the dates indicated in the primary financial statements. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to influence the economic benefits obtained from its activities.

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

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (2008) are recognised at their fair value at the acquisition date, except that:

—	deferred tax assets and liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income taxes and IAS 19 Employee Benefits respectively;
—	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and
—	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

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

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any), the excess is recognised in the income statement as a bargain purchase gain.

96	CSR plc Annual Report and Financial Statements 2013

3  Accounting Policies continued

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

Rentals payable and receivable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

www.csr.com	97

Notes to the Consolidated Financial Statements continued

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

R&D tax credits

Following the changes made to the claiming of R&D tax credits in the 2013 Finance Act, UK R&D tax credits, for qualifying R&D expenditure incurred subsequent to 1 April 2013, have been accounted for under IAS 20 Government Grants and Disclosure and recognised within operating (loss) profit.

The expected R&D tax credit is accrued within the income statement as qualifying R&D expenditure is incurred and has been offset against Research & Development expenditure within the income statement.

Operating Result

Operating (loss) profit is stated before investment income, exchange gains (losses), finance costs and tax.

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

Where the carrying amount of scheme assets exceed the present value of the future benefits that are expected to flow to the scheme from those assets (the ‘asset ceiling’), the surplus is recognised in full in the statement of comprehensive income in the period in which this arises.

Taxation

The tax expense represents the sum of the current tax expense and the deferred tax expense for the period.

The tax payable is based on taxable profit for the period. Taxable profit differs from net (loss) profit before tax as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused carried forward tax losses and unused carried forward tax credits can be utilised. However, such assets and liabilities are not recognised if the temporary differences arise from:

—	the initial recognition of goodwill;
—	the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit; or
—	investments in subsidiaries and associates, and interests in joint ventures, where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

98	CSR plc Annual Report and Financial Statements 2013

3  Accounting Policies continued

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

Depreciation is charged so as to write off the cost of the assets, less estimated residual value, over their estimated useful lives, using the straight line method, on the following basis:

Computer equipment	2 to 3 years

Test equipment	2 to 5 years

Office equipment	3 years

Furniture and fittings	5 years

Leasehold improvements	Shorter of useful life or minimum lease period

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

www.csr.com	99

Notes to the Consolidated Financial Statements continued

Research and Development Expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the Group’s product development is recognised only if all of the following conditions are met:

—	an asset is created that can be identified (such as a new device or software);
—	the project from which the asset arises meets the Group’s criteria for assessing technical feasibility;
—	it is probable that the asset created will generate future economic benefits; and
—	the development cost of the asset can be measured reliably.

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

100	CSR plc Annual Report and Financial Statements 2013

3  Accounting Policies continued

Financial Assets at FVTPL (Fair Value Through Profit and Loss)

Financial Assets are classified as FVTPL where the asset has been designated as FVTPL.

A financial asset may be designated as FVTPL upon initial recognition if:

—	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
—	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or
—	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in the income statement. The net gain or loss recognised in the income statement incorporates any dividend or interest earned on the financial asset and is included in the ‘investment income’ line in the income statement. Fair value is determined in the manner described in note 31.

Available for sale financial assets

The Group has investments in unlisted shares that are not traded in an active market but are classified as AFS financial assets and stated at fair value (because the directors consider that fair value can be reliably measured). Fair value is determined in the manner described in note 31. Gains and losses arising from changes in fair value are recognised in other comprehensive income and accumulated in the investments revaluation reserve with the exception of impairment losses, which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in the investments revaluation reserve is reclassified into profit or loss.

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

Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in the income statement.

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

Financial Liabilities at FVTPL (Fair Value Through Profit and Loss)

Financial liabilities are classified as FVTPL where the financial liability has been designated as FVTPL.

A financial liability may be designated as FVTPL upon initial recognition if:

—	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
—	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or
—	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated FVTPL.

www.csr.com	101

Notes to the Consolidated Financial Statements continued

Derecognition of Financial Liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Derivative Financial Instruments

The Group’s activities expose it to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes. Further details of derivative financial instruments are disclosed in note 31 to the consolidated financial statements.

The use of financial derivatives is governed by the Group’s policies approved by the Board of directors, which provides written principles on the use of financial derivatives. The Group’s policy is to hedge between 75% and 90% of forecast GBP expenditure for the following 11 to 15 months.

Derivative financial instruments are initially recorded at fair value at the date a derivative contract is entered into and are subsequently remeasured to fair value at each balance sheet date. The resulting gain or loss is recognised in the income statement immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedge relationship.

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

Note 19 sets out details of the fair values of the derivative instruments used for hedging purposes.

Movements in the hedging reserve in equity are also detailed in the statement of changes in equity.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts deferred in equity are recycled into profit or loss in the periods when the hedged item is recognised in the income statement. When the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in the income statement.

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

102	CSR plc Annual Report and Financial Statements 2013

3  Accounting Policies continued

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

For cash-settled share-based payments, the Group recognises a liability for the goods or services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognised in the income statement for the period.

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

Contingent liabilities and assets

A contingent liability may arise where there is a possible obligation that arises from past events, whose occurrence or non-occurrence will only be confirmed by uncertain future events or where a present obligation arises from past events but where an outflow of resources from the Group is not probable and/or the amount of the obligation cannot be reliably measured. In these circumstances, the Group discloses the nature of such contingent liabilities. The Group recognises liabilities where there is a present obligation and an outflow of resources from the Group is probable and can be reliably measured.

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

Treasury shares

The Group holds shares in its own equity that it has reacquired as part of a share buy-back programme. The shares are shown as a deduction in equity and are measured at the fair value of the shares at the date of purchase and transaction costs.

Dividend distribution

A dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are committed to be paid. In the case of a final dividend distribution, this will also be the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recorded in the period in which they are approved and paid.

4  Critical Accounting Judgements and Key Sources of Estimation and Uncertainty

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union (EU).

The preparation of financial statements requires the directors to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. The directors constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate. The directors believe that the following accounting policies are critical due to the degree of estimation required and / or the potential material impact they may have on the Group’s balance sheet and performance.

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

Goodwill Impairment

The Group assesses the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

—	significant under performance relative to historical or projected future results;
—	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
—	Group market capitalisation being less than the carrying value of net assets; and
—	significantly negative industry or economic trends.

www.csr.com	103

Notes to the Consolidated Financial Statements continued

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

Revenue recognition

Revenue is recognised when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

This requires the Group to assess at the point of delivery whether these criteria have been met. When the Group determines that such criteria have been met, revenue is recognised. The Group records estimated reductions to revenue for pricing agreements, price protection, other volume based rebates and expected returns. Estimated revenue adjustments for volume based discount programs are based largely on shipment information.

Income Taxes

The Group is subject to the income tax laws of the various tax jurisdictions in which we operate, principally the United Kingdom. These laws are complex and subject to different interpretations by taxpayers and tax authorities. When establishing income tax provisions, we therefore make a number of judgements and interpretations about the application and interaction of these laws. Changes in these tax laws or our interpretations of these laws and the resolution of future tax audits could significantly impact our effective tax rate and the results of operations in a given period.

Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is created for the tax on the probable adjustment.

The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities, which are included within the balance sheet to the extent that we believe they are recoverable.

Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or it is probable that sufficient taxable profit will be available in future to realise deferred tax assets.

Although the deferred tax assets which have been recognised are considered realisable, actual amounts could be reduced if future taxable income is lower than expected. This could materially affect the Group’s reported net income and balance sheet.

Litigation and claims

The Group may be subject to claims, legal actions and complaints, including patent infringements, arising in the normal course of business. The likelihood and ultimate outcome of such occurrences is not presently determinable therefore the Group uses estimation and judgement on whether any of these claims or litigation should result in a liability being recognised.

Issues can, and do, take many years to resolve. Significant items of litigation and claims on which the Group has exercised accounting judgement in respect of whether or not to recognise a contingent liability are discussed in note 26. The inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

104	CSR plc Annual Report and Financial Statements 2013

5  Segmental Reporting

CSR is a provider of multifunction semiconductor platforms for the consumer electronics market.

Products from which Reportable Segments Derive their Revenues

The Group has four operating segments which are reported to the Chief Executive, who is our chief operating decision maker, for internal monitoring and allocation of resources. In our opinion each operating segment is a reporting segment.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are therefore as follows:

Voice & Music	Mono and Stereo Audio

Auto	Automotive and Personal Navigation Device (PND) applications

Consumer	Cameras, Gaming, Document Imaging, Indoor Location, Bluetooth Smart and other consumer applications

Legacy	Legacy Home Entertainment, Handset Connectivity and Handset Location

Segment Revenues and Results

The following is an analysis of the Group’s revenue and results by reportable segment:

52 weeks ended 27 December 2013	Auto $’000	Consumer $’000	Voice & Music $’000	Legacy $’000	Unallocated $’000	Consolidated $’000

Revenue

Total segment revenue	228,834	181,468	311,962	238,446	–	960,710

Segment result

Underlying operating (loss) profit	(7,426)	(70,398)	123,094	59,006	–	104,276

Share-based payment charges					(38,143)	(38,143)

Amortisation of acquired intangible assets					(16,793)	(16,793)

Integration and restructuring					(24,678)	(24,678)

Litigation and patent settlement charges					(4,650)	(4,650)

Release of litigation provision					9,827	9,827

Other operating income					3,671	3,671

Goodwill and non-current asset impairment charges					(76,896)	(76,896)

Fair value of contractual milestone payments					(5,000)	(5,000)

Operating loss						(48,386)

Investment income						920

Exchange losses						(625)

Finance costs (note 9)						(4,368)

Loss before tax						(52,459)

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

Segment underlying operating profit represents operating profit earned by each segment without allocation, in each period, of share-based payment charges, amortisation of acquired intangible assets, integration and restructuring charges, litigation and patent settlement charges, release of litigation provision, other operating income, goodwill and non-current asset impairment charges, fair value of contractual milestone payments, disposal of development operations, fair value adjustment to inventory, acquisition-related fees, litigation settlement income and the de-recognition of contingent consideration.

www.csr.com	105

Notes to the Consolidated Financial Statements continued

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 28 December 2012:

52 weeks ended 28 December 2012	Auto $’000	Consumer $’000	Voice & Music $’000	Legacy $’000	Unallocated $’000	Consolidated $’000

Revenue

Total segment revenue	212,178	258,732	190,119	364,327	–	1,025,356

Segment result

Underlying operating profit (loss)	3,245	(15,643)	75,115	11,312	–	74,029

Share-based payment charges					(27,753)	(27,753)

Amortisation of acquired intangible assets					(22,732)	(22,732)

Integration and restructuring					(27,523)	(27,523)

Litigation and patent settlement charges					(15,500)	(15,500)

Other operating income					214	214

Disposal of development operations					127,178	127,178

Operating profit						107,913

Investment income						1,175

Exchange losses						(395)

Finance costs (note 9)						(6,711)

Profit before tax						101,982

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 30 December 2011.

52 weeks ended 30 December 2011	Auto $’000	Consumer $’000	Voice & Music $’000	Legacy $’000	Unallocated $’000	Consolidated $’000

Revenue

Total segment revenue	205,045	165,555	149,853	324,737	–	845,190

Segment result

Underlying operating profit (loss)	10,625	(7,999)	59,496	(12,916)	–	49,206

Fair value adjustment to inventory					(28,187)	(28,187)

Share-based payment charges					(14,130)	(14,130)

Amortisation of acquired intangible assets					(18,681)	(18,681)

Integration and restructuring					(33,721)	(33,721)

Acquisition-related fees					(13,004)	(13,004)

Litigation settlement income					14,532	14,532

Litigation and patent settlement charges					(6,000)	(6,000)

De-recognition of contingent consideration					1,620	1,620

Operating loss						(48,365)

Investment income						1,947

Exchange losses						(748)

Finance costs (note 9)						(4,298)

Loss before tax						(51,464)

106	CSR plc Annual Report and Financial Statements 2013

5  Segmental Reporting continued

Depreciation and amortisation of other intangible assets have been apportioned to the operating segments as follows:

Depreciation and amortisation of other intangible assets	Auto $’000	Consumer $’000	Voice & Music $’000	Legacy $’000	Total $’000

52 weeks ended 27 December 2013	7,905	11,211	4,200	805	24,121

52 weeks ended 28 December 2012	4,950	6,036	4,436	8,502	23,924

52 weeks ended 30 December 2011	6,318	5,101	4,617	10,007	26,043

No information is provided for segment assets and liabilities as these measures are not provided to the chief operating decision maker.

Revenues from Major Products

The Group’s revenues from its major products were as follows:

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Sale of integrated circuits	905,048	964,774	808,463

Sale of software	10,930	8,142	7,953

Royalties	44,732	52,440	28,774

Consolidated revenue (excluding investment income)	960,710	1,025,356	845,190

Geographical Information

The Group operates in four principal geographical areas—the UK (country of domicile), Rest of Europe, the Americas and Asia. The Group’s revenue from external customers and information about its segment assets (non-current assets excluding deferred tax assets and other financial assets) by geographical location is detailed below:

Revenue	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Europe	32,352	39,213	60,693

USA (including the Americas)	73,395	82,969	89,498

Asia	854,963	903,174	694,999

	960,710	1,025,356	845,190

Revenues are attributed to geographical areas on the basis of the customer’s manufacturing location.

Non-current assets	27 December 2013 $’000	28 December 2012 $’000	30 December 2011 $’000

Europe	153,846	160,807	269,427

USA (including the Americas)	94,923	107,652	142,860

Asia	24,787	95,159	86,339

	273,556	363,618	498,626

Non-current assets, being goodwill, property, plant and equipment and other intangible assets (excluding deferred tax assets) are attributed to the location where they are situated.

Information About Major Customers

In 2013, included in revenues arising from Consumer, Voice & Music and Legacy are revenues of approximately $112.1 million (2012: $113.9 million, 2011: $ 87.3 million), representing 12% (2012: 11%, 2011: 10%) of revenue relating to the Group’s largest customer.

In 2013, 2012 and 2011 only the largest customer of the Group exceeded 10% of revenue in the 52 week period.

Revenue from the top five customers represents 29% of revenues (2012: 30%; 2011: 38%).

www.csr.com	107

Notes to the Consolidated Financial Statements continued

6  (Loss) profit for the Period

(Loss) profit for the period has been arrived at after charging (crediting):

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Net foreign exchange losses	629	1,638	2,799

Government grants towards staff and marketing costs	(37)	(671)	(9)

Research and development UK tax credits	(6,114)	–	–

Research and development costs, gross of R&D tax credits	279,140	290,346	241,763

Depreciation of property, plant and equipment	12,484	16,171	18,371

(Profit) loss on disposal of property, plant and equipment	(196)	916	62

Loss on disposal of intangible assets	–	–	23

Amortisation of intangible assets	28,390	30,485	26,353

Staff costs (see note 8)	301,625	314,055	228,369

Cost of inventories recognised as expense	411,358	468,500	394,618

Write-downs of inventories recognised as an expense net of movement in inventory provisions	1,974	(2,267)	9,086

Auditor’s remuneration for audit services (see note 7)	956	993	1,051

7  Auditor’s remuneration

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	65	68	85

Fees payable to the Company’s auditor and their associates for other services to the Group

— The audit of the Company’s subsidiaries pursuant to legislation	654	678	788

— Services pursuant to section 404 of the Sarbanes-Oxley Act	132	137	134

Total audit fees	851	883	1,007

Other services

— Audit related assurance	105	110	44

— Taxation compliance services	208	157	42

— Other taxation advisory services	53	515	424

— Other assurance services	–	–	284

— Corporate finance services	–	350	2,096

— Other services	34	–	–

Total non audit fees	400	1,132	2,890

The audit related assurance fees refer to fees for the performance of an interim review. Tax compliance fees relate to assistance in the filing of group subsidiary statutory tax returns. Fees for other services relates to IT security consulting services during the period. Fees for other taxation services and corporate finance services, in the previous two periods, predominantly relate to the disposal of development operations transaction with Samsung in 2012 and the acquisition of Zoran in 2011.

8  Staff Costs

The average monthly number of employees (including executive directors) was:

	52 weeks ended 27 December 2013 Number	52 weeks ended 28 December 2012 Number	52 weeks ended 30 December 2011 Number

Research and development	1,458	1,654	1,422

Sales and marketing	413	548	410

General and administrative	246	272	214

	2,117	2,474	2,046

108	CSR plc Annual Report and Financial Statements 2013

8  Staff Costs continued

Their aggregate remuneration comprised:

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Salaries	238,140	262,670	193,258

Social security costs	25,486	17,541	13,607

Other pension costs	6,872	8,109	7,586

Share based payment charges	31,127	25,735	13,918

	301,625	314,055	228,369

9  Finance Costs

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Interest expense and similar charges	327	594	418

Unwinding of discount on rates	2,822	4,019	3,542

Loss on purchase of treasury shares	–	–	338

Option premium cost	–	2,098	–

Impairment of AFS investment	1,219	–	–

	4,368	6,711	4,298

10  Dividends

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Proposed final dividend for the period of $0.091 per share (2012: final dividend of $0.080 per share, 2011: final dividend of £0.044 per share)	15,122	13,041	13,617

Interim dividend for the period of $0.045 per share (2012: interim dividend of £0.023 per share, 2011: interim dividend of £0.020 per share)	7,317	7,648	5,376

	22,439	20,689	18,993

The proposed final dividend of $0.091 per share is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in the financial statements.

www.csr.com	109

Notes to the Consolidated Financial Statements continued

11  Taxation

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Current income tax payable	5,171	16,861	2,143

Adjustment in respect of current income tax of prior years	(4,853)	(299)	2,171

Total current income tax charge	318	16,562	4,314

Deferred tax charge (credit)	5,836	45,373	(6,751)

Deferred tax benefit on recognition of previously unrecognized tax losses and temporary differences	(435)	(16,456)	(78,664)

Deferred expense from de-recognition of tax losses	–	–	900

Deferred tax rate change	(29)	1,817	1,843

Adjustment in respect of deferred tax of prior periods	(11,820)	3,453	(6,972)

Total deferred tax (credit) charge	(6,448)	34,187	(89,644)

Total tax (credit) charge	(6,130)	50,749	(85,330)

The primary drivers of the prior year adjustments are the release of historic provisions relating to the former Zoran operations and a reduction in the tax charge on the disposal of our handset connectivity and handset location business to Samsung due to the offset of US capital losses.

Corporation tax is calculated at 23.25% (2012: 24.5%; 2011: 26.5%); of the estimated assessable loss for the period.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The credit for the period can be reconciled to the (loss) profit per the income statement as follows:

	52 weeks ended 27 December 2013		52 weeks ended 28 December 2012		52 weeks ended 30 December 2011

	$’000%		$’000%		$’000%

(Loss) profit before tax	(52,459)	100.0	101,982	100.0	(51,464)	100.0

Tax at the UK corporation tax rate of 23.25% (2012: 24.5%, 2011: 26.5%)	(12,197)	23.3	24,984	24.5	(13,638)	26.5

Tax benefit of research and development expenditure	(5,954)	11.3	(11,456)	(11.2)	(7,529)	14.6

Tax benefit of UK patent box	(2,656)	5.1	–	–	–	–

Tax benefit (expense) of share based payments	(2,121)	4.0	3,499	3.4	3,599	(7.0)

Effect of different tax rates of subsidiaries operating in other tax jurisdictions	1,060	(2.0)	6,834	6.7	5,441	(10.6)

Adjustments to tax charge in respect of prior periods	(16,674)	31.8	3,154	3.1	(4,801)	9.3

Non-deductible expenses	2,954	(5.6)	5,237	5.2	4,428	(8.6)

Recognition of previously unrecognized tax losses and temporary differences	(435)	0.8	(16,456)	(16.1)	(78,664)	152.9

Current period tax losses not recognised	11,120	(21.2)	9,626	9.4	3,091	(6.0)

Deferred tax rate change	(29)	0.1	1,817	1.8	1,843	(3.6)

De-recognition of tax losses	–	–	–	–	900	(1.7)

Foreign withholding tax incurred and not creditable	924	(1.8)	6,397	6.3	–	–

Non-deductible costs and goodwill disposal relating to the disposal of development operations in handset connectivity and location	–	–	17,113	16.7	–	–

Tax impact of goodwill and non-current asset impairment	17,878	(34.1)	–	–	–	–

	(6,130)	11.7	50,749	49.8	(85,330)	165.8

Finance Act 2013 enacted reductions in the UK Corporation tax rate from 23% to 21% from 1 April 2014 and from 21% to 20% from 1 April 2015. The effect of the new rate is to reduce the deferred tax asset by $0.02 million (2012: $1.9 million).

There are no additional proposed changes to the main rate of UK corporation tax.

110	CSR plc Annual Report and Financial Statements 2013

11 Taxation (continued)

In addition to the amounts charged to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

Deferred tax	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Arising on income and expenses recognised in other comprehensive income:

Net tax on cash flow hedges	(686)	(1,210)	(427)

Reclassifications from equity to the income statement:

Relating to cash flow hedges	(131)	253	1,080

Total income tax recognised directly in other comprehensive income	(817)	(957)	653

In addition to the amount charged to the income statement and other comprehensive income, the following amounts relating to tax have been recognised directly in equity:
Current tax	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Current tax benefit taken to equity on share option gains	–	–	162

Deferred tax

Deferred tax benefit (expense) on share option gains (losses)	11,459	573	(645)

Deferred tax benefit on losses in respect of share options exercised during the year	3,202	436	–

Total income tax recognised directly in equity	14,661	1,009	(483)

Deferred tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the period and prior reporting period:

	Property, plant and equipment $’000	Share-based payment $’000	Intangibles $’000	Tax losses $’000	Hedging differences $’000	Other short-term temporary differences $’000	Total $’000

At 30 December 2011	8,694	658	(29,902)	111,296	360	27,336	118,442

(Charge) credit to income	(264)	1,673	6,055	(34,918)	–	(4,916)	(32,370)

Credit to equity	–	573	–	436	–	–	1,009

(Charge) to other comprehensive income	–	–	–	–	(957)	–	(957)

Effect of change in tax rate – equity	–	(35)	–	–	30	–	(5)

Effect of change in tax rate – income	(683)	(155)	2,964	(5,591)	–	1,648	(1,817)

At 28 December 2012	7,747	2,714	(20,883)	71,223	(567)	24,068	84,302

(Charge) credit to income	(895)	2,339	15,531	6,072	–	(16,628)	6,419

Credit to equity	–	11,459	–	3,202	–	–	14,661

(Charge) to other comprehensive income	–	–	–	–	(817)	–	(817)

Recategorisation	473	4,236	1,430	783	–	(6,922)	–

Effect of change in tax rate – equity	–	(460)	–	–	99	–	(361)

Effect of change in tax rate – income	(284)	(317)	(10)	123	–	517	29

At 27 December 2013	7,041	19,971	(3,932)	81,403	(1,285)	1,035	104,233

www.csr.com	111

Notes to the Consolidated Financial Statements continued

Certain deferred tax assets and liabilities have been offset where they relate to the same taxation authority and net settlement and offset is permitted. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	27 December 2013 $’000	28 December 2012 $’000

Deferred tax assets	109,181	89,193

Deferred tax liabilities	(4,948)	(4,891)

	104,233	84,302

At the balance sheet date, the Group has unused tax losses of $716,703,068 (2012: $539,850,605) and unused tax credits of $38,192,791 (2012: $33,945,792) available for offset against future profits. A deferred tax asset has been recognised in respect of $217,894,425 (2012: $220,215,473) of the tax losses and $11,464,540 of tax credits (2012:$8,491,641). No deferred tax asset has been recognised in respect of the remaining unused tax losses of $498,808,643 (2012: $315,635,132) and unused tax credits of $26,728,251 (2012: $25,454,151) due to either a history of tax losses, uncertain tax positions, or it is not considered probable that there will be sufficient future taxable profits to realise the benefit of all deferred tax assets within certain subsidiary entities. Included in unrecognised tax losses and unrecognised tax credits are tax losses of $212,129,934 (2012: $72,278,400) and tax credits of $26,728,251 (2012: $25,454,151) that will expire in 5-19 years. Other losses may be carried forward indefinitely.

At the balance sheet date, no deferred tax liability has been recognised on temporary differences of $28,289,628 (2012: $31,784,663) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The temporary differences at 27 December 2013 represent only the unremitted earnings of those overseas subsidiaries where remittance to the UK of those earnings may still result in a tax liability, principally as a result of dividend withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

The recognition of the deferred tax asset is based on management’s assessment of historic profitability, forecasted operating results based upon approved business plans and a review of the tax planning opportunities. Based on this, management concluded that there is convincing evidence for the recognition of deferred tax assets in excess of the deferred tax liability by $88,250,962 (2012: $21,892,569) in entities that have suffered a loss in the current or preceding periods.

12  (Loss) Earnings Per Share

Basic (loss) earnings per share is calculated by dividing (loss) profit by the weighted average number of ordinary shares in issue throughout the period, adjusting for ordinary shares held in Treasury and ordinary shares held by the Employee Benefit Trust.

For diluted (loss) earnings per share, the weighted average number of ordinary shares is further adjusted for the effect of potentially dilutive ordinary shares, arising from the assumed exercise of employee share options and share awards that are ‘in the money’ and for which management has identified that performance conditions, associated with the vesting of certain employee share options and awards, are likely to be achieved.

For a description of the Group’s employee share option and share award plans, refer to note 29.

(Loss) earnings per share is only diluted when the result for the period is a profit.

13  Goodwill

Cost	$’000

At 30 December 2011	369,656

Derecognised on disposal of development operations in handset connectivity and location (note 33)	(151,477)

Adjustment to Goodwill recognised on acquisition of Zoran Corporation	605

At 27 December 2013 and 28 December 2012	218,784

Accumulated impairment losses

At 30 December 2011 and 28 December 2012	(36,907)

Impairment of Goodwill associated with Cameras cash generating unit	(50,537)

At 27 December 2013	(87,444)

Carrying Amount

At 27 December 2013	131,340

At 28 December 2012	181,877

At 30 December 2011	332,749

112	CSR plc Annual Report and Financial Statements 2013

13  Goodwill continued

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

Reportable segments and cash generating units	27 December 2013 $’000	28 December 2012 $’000

Automotive Business Group	51,404	51,404

Consumer Business Group

Printers	58,161	58,161

Cameras	–	50,537

Other Consumer CGUs	9,505	9,505

Voice & Music Business Group	12,270	12,270

	131,340	181,877

Movements in goodwill

In 2013 $50.5 million of goodwill allocated to the Camera CGU was impaired following the decision to cease development of future camera–on-a-chip (COACH) platform products. There is now no goodwill allocated to the Cameras cash generating unit.

During 2012 goodwill of $151.5 million allocated to the Legacy CGU was de-recognised following the disposal of development operations in handset connectivity and handset location to Samsung during 2012, as it was no longer deemed to be recoverable. There is now no goodwill allocated to this CGU.

During 2011 the acquisition of the Zoran group recognised goodwill of $108.7 million. Of the total goodwill, $50.5 million was allocated to Cameras and $58.2 million was allocated to Printers based on the relative value in use of these CGUs.

2013 Impairment Testing

The Group tests the assets allocated to different CGUs for impairment on an annual basis or more frequently if there are indications that goodwill might be impaired. The assets tested include directly attributable goodwill, intangible and tangible assets, and inventory as well as an allocation of corporate assets. The annual test during 2013 impaired $76.9 million of assets allocated to the Camera CGU, including $50.5 million of goodwill.

In 2013 the Group also conducted additional impairment reviews during the year when indicators of impairment were assessed to exist in the Camera CGU. These reviews did not result in any impairments being found to exist but the reasonably likelihood of future impairments of the assets in the Camera CGU were disclosed in the June and September quarterly result announcements.

Estimation Methodology

The estimation methodology is the same for all cash generating units.

The recoverable amounts of the Group’s CGUs are determined from value in use calculations based upon cash flow forecasts derived from the most recent financial budget and longer range financial plans that have been reviewed and approved by management and the Board of Directors. The key assumptions for the value in use calculations are those regarding the growth in future sales, projected production costs, operating expenditures, discount rates and terminal growth rates.

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

Projected operating expenditures are consistent with the long term operating model of the Group, specifically R&D expense of approximately 25% (2012: 25%; 2011: 23%) of revenue and SG&A expense of around 12% (2012: 12%; 2011: 10%) of revenue. Approved forecasts assume the Group reaches these ratios over a period of a number of years. The actual operating costs for the group were 56% in 2013 (2012: 52%). Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the group, specifically using a weighted average cost of capital and estimating risk free rates based on US Treasury Bonds, using published equity betas for the group and making a reasonable estimate of the Equity Risk Premium. Management has concluded that it is appropriate to use a pre tax discount rate of 12.7% (2011: 11.7%), which fully reflects the risk profile of the Group.

www.csr.com	113

Notes to the Consolidated Financial Statements continued

During 2013 management reviewed the long term growth rates in the markets in which the Group operates; as much of our business operates in Asian markets where growth rates are typically higher it was concluded that 3.5% was an appropriate terminal growth rate to use across the business (2012: 3.5%). While growth rates have fallen globally due to the macro economic situation, this rate is below the long term growth rate projected for our major markets.

The Group has conducted sensitivity analysis on a variety of scenarios when completing the annual impairment review. The directors have concluded that there are no cash generating units where reasonably possible changes in assumptions would cause the carrying amount of a CGU to exceed its value in use.

14  Other Intangible Assets

	Internally developed technology $’000	Trade names $’000	Purchased developed technology $’000	Purchased in process research and development $’000	Customer contracts and relationships $’000	Software licences and intellectual property $’000	Assets in the course of construction $’000	Total $’000

Cost

At 30 December 2011	4,723	5,510	64,180	37,090	47,277	43,091	332	202,203

Additions	–	–	250	3,540	–	25,216	118	29,124

Disposals	–	–	–	–	–	(189)	–	(189)

Disposal of development operations	–	–	–	–	–	(2,700)	–	(2,700)

Transfers	–	–	–	–	–	160	(160)	–

At 28 December 2012	4,723	5,510	64,430	40,630	47,277	65,578	290	228,438

Additions	–	–	–	–	–	6,482	–	6,482

Disposals	–	–	–	–	(2,950)	(226)	–	(3,176)

Transfers	–	–	–	–	–	–	(257)	(257)

At 27 December 2013	4,723	5,510	64,430	40,630	44,327	71,834	33	231,487

Amortisation

At 30 December 2011	3,094	2,575	12,430	27,188	9,798	19,371	–	74,456

Charge for the period	1,392	802	10,195	3,855	7,879	6,362	–	30,485

Impairment loss	–	–	–	–	–	2,300	–	2,300

Disposals	–	–	–	–	–	(189)	–	(189)

Disposal of development operations[1]	–	–	–	713	–	–	–	713

Transfers	237	–	–	–	–	(237)	–	–

At 28 December 2012	4,723	3,377	22,625	31,756	17,677	27,607	–	107,765

Charge for the period	–	703	8,173	1,833	6,086	11,595	–	28,390

Impairment loss	–	978	12,269	3,783	6,949	2,205	–	26,184

Disposals	–	–	–	–	(2,949)	(189)	–	(3,138)

At 27 December 2013	4,723	5,058	43,067	37,372	27,763	41,218	–	159,201

Carrying amount

At 27 December 2013	–	452	21,363	3,258	16,564	30,616	33	72,286

At 28 December 2012	–	2,133	41,805	8,874	29,600	37,971	290	120,673

At 30 December 2011	1,629	2,935	51,750	9,902	37,479	23,720	332	127,747

Leased assets included above:

At 27 December 2013	–	–	–	–	–	1,709	–	1,709

At 28 December 2012	–	–	–	–	–	1,099	–	1,099

1 This relates to accelerated amortisation on assets as part of the disposal of development operations.

114	CSR plc Annual Report and Financial Statements 2013

14  Other Intangible Assets continued

The Group’s announcement in December 2013 that it was to discontinue development of its camera-on-a-chip (COACH) platform triggered an impairment review of the Cameras CGU within the Consumer Business Group, which demonstrated that this CGU was fully impaired. As a consequence, an impairment charge of $26.1 million has been recognised to reduce the carrying amount of intangible assets associated with the Cameras CGU down to $nil.

In 2012, an impairment charge of $2.3m (included within Integration and restructuring in note 5) was recognised in relation to certain Software Licenses held by the Group. Following the disposal of development operations in handset connectivity and location, management reassessed the carrying value of the intangible assets associated with the disposed operations and it was identified that the carrying amount of these assets was no longer recoverable and the assets have been fully impaired accordingly.

At 27 December 2013, the Group had entered into contractual commitments for the acquisition of other intangible assets amounting to $849,000 (2012: $nil).

The net book value of materially significant software licenses are as follows:

Software license	End of Useful Economic Life	27 December 2013 $’000	28 December 2012 $’000

Multi-year licensing arrangement over wireless patent portfolio	December 2017	8,010	11,041

Multi-year licensing arrangement over certain processors and associated IP	Various	10,724	13,775

15  Property, Plant and Equipment

	Test equipment $’000	Leasehold improvements $’000	Furniture and fittings $’000	Computer equipment $’000	Office equipment $’000	Total $’000

Cost

At 30 December 2011	99,890	11,825	5,056	29,572	4,174	150,517

Additions	6,355	1,534	707	2,737	686	12,019

Disposals	(861)	(1,749)	(2,249)	(2,059)	(324)	(7,242)

Disposal of development operations	(9,574)	(52)	(429)	(618)	(32)	(10,705)

At 28 December 2012	95,810	11,558	3,085	29,632	4,504	144,589

Additions	8,583	9,039	1,954	2,386	687	22,649

Disposals	(1,105)	(342)	(646)	(179)	(340)	(2,612)

Transfers	257	–	–	–	–	257

At 27 December 2013	103,545	20,255	4,393	31,839	4,851	164,883

Depreciation

At 30 December 2011	78,463	8,275	3,500	23,117	2,642	115,997

Charge for the period	10,168	2,237	426	2,710	630	16,171

Disposals	(796)	(1,471)	(1,779)	(2,043)	(237)	(6,326)

Disposal of development operations	(6,620)	(9)	(387)	(586)	–	(7,602)

At 28 December 2012	81,215	9,032	1,760	23,198	3,035	118,240

Charge for the period	6,517	1,392	656	3,205	714	12,484

Disposals	(1,080)	(290)	(606)	(164)	(300)	(2,440)

Impairment loss	175	–	–	–	–	175

At 27 December 2013	86,827	10,134	1,810	26,239	3,449	128,459

Carrying amount

At 27 December 2013	16,718	10,121	2,583	5,600	1,402	36,424

At 28 December 2012	14,595	2,526	1,325	6,434	1,469	26,349

At 30 December 2011	21,427	3,550	1,556	6,455	1,532	34,520

Leased assets included above have a carrying amount of $nil (28 December 2012: $127,000).

At 27 December 2013, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $1,016,000 (28 December 2012: $930,000).

www.csr.com	115

Notes to the Consolidated Financial Statements continued

16  Long-term assets

	27 December 2013 $’000	28 December 2012 $’000

Long-term assets	31,006	31,000

As part of the Samsung transaction during 2012, $31 million of the cash consideration was not received directly into CSR, but was placed by Samsung into an escrow account for use against future potential warranty claims from third parties. CSR has full rights over this cash, which will revert to CSR if unused after 36 months. There were no claims, either filed or outstanding, at the Balance Sheet date (28 December 2012: no claims filed or outstanding).

The Group has rights over any interest arising on the balance in escrow account and hence there is no requirement to discount the long term asset.

The amounts held in escrow have been included as a component of the consideration for the disposal of development operations in handset connectivity and location, see note 33.

17  Inventories

	27 December 2013 $’000	28 December 2012 $’000

Raw materials	23,661	25,973

Work in progress	17,575	23,016

Finished goods	32,678	38,861

	73,914	87,850

18  Other Financial Assets

Trade and other receivables	27 December 2013 $’000	28 December 2012 $’000

Amounts receivable for sale of goods and software	67,705	80,003

Amounts receivable for royalties	12,366	14,926

Total trade receivables	80,071	94,929

VAT	2,362	2,810

Other debtors	13,224	5,897

Prepayments and accrued income	15,489	14,070

	111,146	117,706

The average credit period taken on trade receivables is 37 days (28 December 2012: 39 days). A specific allowance has been made for estimated irrecoverable amounts within trade receivables of $136,000 (28 December 2012: $449,000). This allowance has been determined by reference to past default experience. An allowance for credit notes and price adjustments has also been made within trade receivables of $350,000 (28 December 2012: $350,000).

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

116	CSR plc Annual Report and Financial Statements 2013

18 Other Financial Assets continued

Credit Risk

The Group’s principal financial assets are cash and cash equivalents, treasury deposits and investments, and trade and other receivables.

The credit risk on liquid funds and derivative financial instruments is actively managed to limit the associated risk and counterparties are banks with high credit ratings assigned by international credit rating agencies.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	27 December 2013	28 December 2012
	$’000	$’000

Total trade receivables	80,071	94,929

VAT and other debtors	15,586	8,707

Cash and cash equivalents	227,468	314,760

Treasury deposits and investments	78,776	18,491

Derivative financial instruments	6,171	2,702

	408,072	439,589

The maximum exposure to credit risk for total trade receivables at the reporting date by geographic region was:

	27 December 2013	28 December 2012
	$’000	$’000

Europe	2,621	11,597

USA	6,658	11,202

Asia	69,122	70,177

Other	1,670	1,953

	80,071	94,929

The Group’s exposure to credit risk is spread over a number of counterparties and customers with limited concentrations.

The Group’s largest customer accounts for $5.2 million of trade receivables at 27 December 2013 (28 December 2012: $7.9 million).

Impairment Losses

The aging of total trade receivables at the reporting date was:

	Gross 27 December 2013	Impairment 27 December 2013	Gross 28 December 2012	Impairment 28 December 2012
	$’000	$’000	$’000	$’000

Not past due	78,489	(175)	91,839	(516)

Past due 1–30 days	1,593	(175)	2,969	(175)

Past due 31–60 days	47	(27)	432	–

Past due 61–90 days	273	–	160	(28)

Past due 91–120 days	–	–	9	–

More than 121 days past due	155	(109)	319	(80)

	80,557	(486)	95,728	(799)

The movement in the allowances in respect of trade receivables during the period was as follows:
			27 December 2013	28 December 2012
			$’000	$’000

Balance at the beginning of the period			799	556

Utilised in the period			(457)	(2,852)

Additional provisions in the period			144	3,095

Balance at the end of the period			486	799

Included in the Group’s trade receivables balance are debtors with a carrying amount of $1.8 million (2012: $3.6 million) which are past due but for which the Group has not provided, as there has been no significant change in the credit quality of the receivables and the amounts are still considered recoverable. $1.1 million of the past due but not provided trade receivables were received within two weeks of the balance sheet date (2012: $2.8 million).

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due, other than for credit notes or price adjustments.

www.csr.com	117

Notes to the Consolidated Financial Statements continued

19 Derivative Financial Instruments

Currency Derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The instruments purchased during the year were denominated in both Sterling and Euros.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts, designated in hedging relationships, that the Group has committed is as below:

	27 December 2013	28 December 2012
	$’000	$’000

Forward foreign exchange contracts	104,195	100,641

The group purchases sterling forward contracts to address significant exchange exposures for the next 12 months (2012: 12 months) on forecast Sterling expenditure. These arrangements are renewed on a rolling basis to cover between 11 and 15 months forward. The group also purchased Euro forward contracts to address exchange exposure on certain sales transactions that were invoiced in Euros. There were no Euro forward contracts outstanding as at 27 December 2013.

At the balance sheet date, the fair value of the Group’s currency derivatives is shown below:

Derivatives that are designated and effective as hedging instruments carried at fair value

	27 December 2013	28 December 2012
	$’000	$’000

Forward foreign exchange contracts

Assets	6,011	2,496

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to a net asset of $6,011,000 (2012: net asset of $2,496,000) has been deferred in equity.

Net amounts of $546,000 (2012: $991,000; 2011: $4,020,000;) and $24,000 (2012: $49,000; 2011: $165,000;) respectively have been transferred to operating expenses in the income statement and fixed assets in respect of contracts maturing in the period.

Financial assets carried at Fair Value Through Profit or Loss (FVTPL)

	27 December 2013	28 December 2012
	$’000	$’000

Forward foreign exchange contracts	160	206

Further details of derivative financial instruments are given in note 31.

20 Obligations Under Finance Leases

	Minimum lease payments		Present value of minimum lease payments

	27 December 2013	28 December 2012	27 December 2013	28 December 2012
	$’000	$’000	$’000	$’000

Amounts payable under finance leases:

Within one year	725	1,393	725	1,393

In the second to fifth years inclusive	3	170	3	170

	728	1,563	728	1,563

Less: future finance charges	–	–	–	–

Present value of lease	728	1,563	728	1,563

Less: Amount due for settlement within 12 months (shown under current liabilities)			(725)	(1,393)

Amount due for settlement after 12 months			3	170

It is the Group’s policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms. The average lease term is 3.0 years (2012: 3.0 years). Interest rates are fixed at the contract date; all of the agreements containing deferred payment terms are interest free. For the period ended 27 December 2013, the average effective borrowing rate was 0% (2012: 0%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations with a present value of $561,000 (2012: $1,226,000) are denominated in Sterling. All other obligations are denominated in either Chinese Renminbi or US Dollars.

The Group’s obligations under finance leases are secured by the lessors’ right over the leased assets.

118	CSR plc Annual Report and Financial Statements 2013

21 Other Financial Liabilities

Trade and Other Payables

	27 December 2013	28 December 2012
	$’000	$’000

Trade creditors	49,468	65,911

Other taxation and social security	8,453	7,007

Other payables	8,203	1,693

Inventory accruals	13,605	12,948

Other accruals and deferred income	146,532	176,064

	226,261	263,623

	27 December 2013	28 December 2012
Analysed as:	$’000	$’000

Amounts due for settlement within 12 months (shown under current liabilities)	198,354	227,777

Amounts due for settlement after 12 months	27,907	35,846

	226,261	263,623

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 37 days (2012: 44 days).

Included within other payables, is a liability of $5.0 million (2012: $nil) reflecting the fair value of contractual milestone payments in relation to the Samsung transaction. Refer to notes 31 and 33 for further details.

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

For most suppliers, no interest is charged on trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time-frame.

22 Provisions

	Onerous lease	Returns and warranty		Restructuring
	provision	provision	Litigation provision	provision	Total
	$’000	$’000	$’000	$’000	$’000

At 30 December 2011	3,218	4,540	11,300	12,363	31,421

Additional provision in the period	3,656	3,552	8,000	1,876	17,084

Unwinding of discount	255	–	–	–	255

Released in the period	(1,103)	–	–	–	(1,103)

Utilised in period	(1,393)	(2,340)	(9,412)	(13,375)	(26,520)

At 28 December 2012	4,633	5,752	9,888	864	21,137

Additional provision in the period	2,467	770	–	7,155	10,392

Unwinding of discount	191	–	–	–	174

Released in the period	(1,500)	–	(9,827)	–	(11,327)

Utilised in period	(1,637)	(5,094)	(61)	(1,015)	(7,790)

At 27 December 2013	4,154	1,428	–	7,004	12,586

				27 December 2013	28 December 2012
				$’000	$’000

Amounts included within current liabilities				10,064	16,742

Amounts included within non-current liabilities				2,522	4,395

				12,586	21,137

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

www.csr.com	119

Notes to the Consolidated Financial Statements continued

Returns and Warranty Provision

The Group provides for the anticipated costs associated with contractual liabilities under standard warranty terms. It is anticipated that the provision will be utilised within one year (see note 3).

Litigation Provision

Through the acquisition of Zoran, the group assumed the obligation to meet any liabilities that may arise as a consequence of continuing SEC investigations of former executives of Microtune Inc., a subsidiary undertaking. This case was dismissed by the United States Supreme Court in March 2013, and, accordingly, the remaining provision of $9.8 million was released.

Restructuring Provision

In December 2013, the Group announced that it was to discontinue the development of its Camera on a chip (COACH) platform and that this was to result in the loss of up to 200 employees by the middle of 2014. A provision for $6.3m was held in relation to employees affected by this announcement. The remainder of the provision balance relates to a restructuring programme which commenced in 2011, following the acquisition of Zoran Corporation. It is anticipated that outstanding provisions for both restructuring programmes will be utilised during 2014.

Refer to note 28 for further information on integration and restructuring charges during the period.

23 Called-up Share Capital

Company

Authorised Share Capital

	27 December 2013	28 December 2012
	£’000	£’000

350,000,000 (28 December 2012: 350,000,000) Ordinary Shares of £0.001 each – equity	350	350

Allotted, Called-up and Fully Paid:

	27 December 2013	28 December 2012
	$’000	$’000

187,494,513 (28 December 2012: 181,896,339) Ordinary Shares of £0.001 each – equity	326	317

Equity Shares:

The Company has one class of ordinary shares which carries no right to fixed income.

Changes to Share Capital

The changes in share capital between 29 December 2012 and 27 December 2013 were as follows:

	Number of ordinary
	shares	Consideration	Premium
	Number	$’000	$’000

Ordinary shares issued from employee option exercises	7,749,374	24,043	24,031

Ordinary shares repurchased and subsequently cancelled	(2,151,200)	(17,691)	(17,688)

Net movement in Ordinary shares	5,598,174	6,352	6,343

24 Reserves

A tax reserve had previously been included to show movements in equity caused by tax adjustments reflecting movements in tax not recorded in the income statement. During 2013 it was decided that the tax reserve would be merged with retained earnings.

The share premium account, capital redemption reserve and hedging reserve are not distributable. The merger reserve arose on the combination of CSR plc and Cambridge Silicon Radio Limited and is not distributable.

The Employee Benefit Trust Reserve represents the cost of shares in CSR plc purchased in the market and held by the CSR plc Employee Benefit Trust to satisfy options under the Group’s share option schemes. On 25 October 2013, the CSR Employee Benefit Trust purchased 541,894 ordinary shares at an average weighted price of £5.46.

No ordinary shares have been issued from the Employee Benefit Trust in 2013 to satisfy employee option exercises (2012: 1,556,014 ordinary shares). As at 27 December 2013, there were 2,775,989 ordinary shares held by the CSR Employee Benefit Trust.

The shares acquired by the Trust do not represent treasury shares for the purposes of the Companies Act and therefore remain as issued share capital.

For accounting purposes, the treatment of the shares acquired by the Trust is different. In preparing the consolidated Group accounts, the shares held by the Trust are treated as a deduction in shareholders’ equity.

At 27 December 2013, the Group had purchased 23,693,973 ordinary shares to be held in treasury at a cost of $144.0 million of which 2,380,396 have been released to satisfy employee share option exercises, reducing the cost of options held in the reserve by $12.9 million.

1,043,511 ordinary shares were issued from Treasury in 2013 to satisfy employee option exercises (2012: 1,336,885 ordinary shares).

120	CSR plc Annual Report and Financial Statements 2013

25 Notes to Cash Flow Statement

	52 weeks ended	52 weeks ended	52 weeks ended
	27 December 2013	28 December 2012	30 December 2011
	$’000	$’000	$’000

Net (loss) profit for the period	(46,329)	51,233	33,866

Adjustments for:

Investment income	(920)	(1,175)	(1,947)

Finance costs and exchange losses	4,993	7,106	5,046

Income tax (credit) charge	(6,130)	50,749	(85,330)

Operating (loss) profit	(48,386)	107,913	(48,365)

Depreciation of property, plant and equipment	12,484	16,171	18,371

Amortisation of intangible assets	28,390	30,485	26,352

(Gain) loss on disposal of property, plant and equipment	(196)	916	62

Loss on disposal of intangible assets	–	–	24

Share related charges	29,650	24,480	13,583

Impairment of assets	26,359	2,300	2,276

De-recognition of contingent consideration	–	–	(1,620)

Profit on disposal of development operations	–	(127,178)	–

Decrease in provisions	(8,551)	(13,284)	(342)

Impairment of Goodwill	50,537	–	–

Operating cash flows before movements in working capital	90,287	41,803	10,341

Decrease in inventories	13,936	32,497	27,788

Decrease in receivables	7,304	6,635	27,322

(Decrease) in payables	(26,309)	(2,998)	(49,298)

Cash generated by operations	85,218	77,937	16,153

Foreign taxes paid	(2,489)	(5,645)	(3,063)

Corporation taxes received	–	4,733	–

Interest paid	(421)	(3,097)	(450)

Net cash from operating activities	82,308	73,928	12,640

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with an original maturity of three months or less.

The acquisition of Zoran Corporation in the 52 weeks ended 30 December 2011 (see note 34) was a significant non cash transaction in the period as the consideration for the transaction was partly satisfied through the issuance of additional shares.

26 Contingent Liabilities

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

The Company and its subsidiaries are currently involved in two patent infringement cases as disclosed below. Other than these, the Company and its subsidiaries are not involved in any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this report, a significant effect on the consolidated financial statements. Further, other than as disclosed below, due to inherent uncertainties, no accurate qualification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

CSR is a named defendant in two patent infringement cases filed by patent portfolio non-practising entities. Each of these two cases includes other defendants. The case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation is on appeal to the US Court of Appeals for the Federal Circuit following judgement of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas. The case filed by HSM Portfolio and Technology Property on 1 September 2011 in the US District Court for Delaware is in the discovery stages with trial scheduled for September 2015.

No provision has been recorded for any of the cases above as cash outflow has not been deemed probable at the balance sheet date.

www.csr.com	121

Notes to the Consolidated Financial Statements continued

27 Operating Lease Arrangements

	52 weeks ended	52 weeks ended	52 weeks ended
	27 December 2013	28 December 2012	31 December 2010
	$’000	$’000	$’000

Minimum lease payments under operating leases recognised in the income statement for the year	29,444	32,803	27,219

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	27 December 2013	28 December 2012	31 December 2010
	$’000	$’000	$’000

Within one year	27,254	29,412	33,352

In the second to fifth years inclusive	25,057	38,269	69,639

After five years	13,583	5,723	6,729

	65,894	73,404	109,720

Operating lease payments represent rentals payable by the Group for certain of its office properties, office equipment and software licences. Leases are negotiated for an average term of 5.03 years (2012: 3.68 years, 2011: 3.35 years) and rentals are fixed for an average of 4.76 years (2012: 3.20 years, 2011: 2.85 years).

The total of future minimum sublease payments expected to be received under non-cancellable subleases is $4,028,000 (2012: $5,572,000).

28 Integration and Restructuring

A charge of $24.5 million has been recorded in relation to integration and restructuring programmes during the period ended 27 December 2013.

At the end of 2013, the Group announced that it is to discontinue development of its camera-on-a-chip (COACH) platform, with the loss of up to 200 employees by the end of the second quarter 2014. Accordingly, a charge of $6.5 million, relating to anticipated severance payments, has been recognised within integration and restructuring expenses. At 27 December 2013, a provision of $6.3 million was held in respect of severance payments for employees affected by this announcement. A further provision of $0.5 million was held in respect of a re-organisation of the Group’s internal departmental structure. It is expected that both of these provisions will be utilized in 2014.

Further components of the charge recognised during 2013 include severance charges, onerous leases, building costs and consultancy and legal fees, as the Group consolidated its System on a Chip (SoC) development centres and office locations, as well as continuing to optimize its legal entity structure. Also included within integration and restructuring are costs incurred as part of ongoing contractual commitments with Samsung, as a result of the disposal of development operations in handset location and handset connectivity in 2012.

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

In addition, the Group charged $12.4 million to the restructuring provisions set up in 2011 as the majority of employees affected by these programmes left the Group during the period ended 28 December 2012 (see note 22). A provision of $0.9 million was held at 28 December 2012, of which $0.2m remains at 27 December 2013. It is expected that the remainder of this provision will be utilized in 2014.

In 2011, a charge of $33.7 million was recorded in relation to integration and restructuring programmes, which predominantly arose due to the acquisition of Zoran. The main components were $21.7 million of severance costs, $9.6 million of consultancy and legal costs and $1.9 million of fixed asset impairments. At 30 December 2011 a provision of $12.4 million in respect of severance payments was held (see note 22).

29 Share-based payments

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

122	CSR plc Annual Report and Financial Statements 2013

29 Share-based payments continued

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

The vesting of the options is subject to the Group satisfying a performance condition, based on the Absolute Total Shareholder Return of the Company’s shares. In order for the shares to vest, the Group must have met or exceeded certain ATSR thresholds when compared to the Company’s average share price for the three months prior to the date the award is first granted.

Starter Grants

The Company grants options to new starters to assist in recruitment. Options are exercisable at a price equal to the average share price on the three days preceding the grant date. The vesting period of the options is over a period of five years with 40% vesting after two years and 5% vesting each quarter thereafter.

The Company has also issued starter grants to senior employees that vest after three years. 173,966 starter grants with these characteristics were issued in the current period (2012: 215,009 starter grants; 2011: 101,540 starter grants).

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

The vesting period of these share awards is typically two or three years. During 2012, following the completion of the Samsung transaction, retention awards were issued to certain employees with a one year vesting period. If the share awards remain unexercised after a period of ten years from the date of grant, the awards lapse. Awards are forfeited if the employee leaves the Group before the options vest.

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

www.csr.com	123

Notes to the Consolidated Financial Statements continued

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

Executive Incentive Plan (EIP)

The Company introduced this plan for its executive directors and senior management team following the approval of shareholders at the General Meeting in August 2011. The plan has two elements, element A and element B, both of which have a maximum payout of 125% of the participant’s salary. The percentage of the payout is determined according to the Group’s satisfaction of certain performance conditions and the participant achieving certain objectives. Element A is settled in cash or shares (executive directors are required to take payment in shares until they have satisfied their minimum shareholding requirement) and is paid annually. Element B is settled in shares following the end of the third year of the plan. A maximum forfeiture of 50% will be applied in each of the second and third plan years if the Group does not meet certain performance conditions. The number of shares issued is determined by the 30 day average share price at the end of the first plan year. This scheme vests over a period of 39 months.

SiRF Technology Holdings Inc., plans

For purely historic purposes of settling pre-acquisition obligations of option and award exercise, the Company has assumed all the obligations of the former SiRF Technology Holdings Inc. under pre-existing plans utilised by SiRF. The Company will not issue any options or awards under these plans going forward. All contractual terms of the assumed options remain the same, except for the converted number of shares and exercise price which were based on an exchange ratio determined as part of the merger agreement.

Zoran Corporation plans

Under the terms of the merger agreement, all outstanding RSUs and share options granted by Zoran were assumed by CSR and converted into RSUs and options exercisable for, at the election of CSR, either CSR ADSs or CSR ordinary shares. All contractual terms of the assumed options remain the same, except for the converted number of shares or ADSs and exercise prices which were based on an exchange ratio determined as part of the merger agreement. No options or awards will be granted under historic Zoran plans going forward.

	27 December 2013		28 December 2012		30 December 2011

	Number		Number		Number
	of share	Weighted	of share	Weighted	of share	Weighted
	options and	average exercise	options and	average exercise	options and	average exercise
	awards	price (£)	awards	price (£)	awards	price (£)

Outstanding at beginning of period	25,840,091	3.08	35,809,423	3.12	13,562,737	4.09

Granted during the period	4,688,893	1.22	10,437,960	1.06	6,459,394	1.22

Replacement options granted to Zoran employees on acquisition	–	–	–	–	22,106,662	4.54

Forfeited during the period	(3,550,476)	6.28	(12,130,517)	2.40	(4,650,904)	2.53

Exercised during the period	(8,792,885)	1.97	(8,276,775)	1.87	(1,668,466)	0.61

Outstanding at the end of the period	18,185,623	2.59	25,840,091	3.08	35,809,423	3.12

Exercisable at the end of the period	3,875,083	7.62	9,908,854	6.24	16,953,139	2.93

The weighted average share price at the date of exercise for share options exercised during the period was £5.04 (2012: £2.89; 2011: £3.34).

The options outstanding at 28 December 2012 had a weighted average remaining contractual life of 6 years (2012: 5 years; 2011: 6 years).

In 2013, options were granted on 26 March, 14 April, 1 May, 11 June, 13 August and 12 November. The aggregate estimated fair value of the options granted on those dates is $20,755,608. The weighted average fair value of these options is $4.43. In 2012, options were granted on 21 and 29 March, 1 May, 21 August and 25 October. The aggregate estimated fair value of the options granted on those dates is $23,550,315. The weighted average fair value of these options is $2.62. In 2011, options were granted on 15 March, 1 May and 6 September. The aggregate estimated fair value of the options granted on those dates is $19,355,000. The weighted average fair value of these options is $2.99.

The fair values of the share option and share award grants were based on the following inputs:

124	CSR plc Annual Report and Financial Statements 2013

29 Share-based payments continued

SAYE Schemes

The inputs to the Black-Scholes model are as follows:

	52 weeks ended	52 weeks ended	52 weeks ended
	27 December 2013	28 December 2012	30 December 2011

Weighted average share price (£)	4.98	2.23	3.74

Weighted average exercise price (£)	3.53	2.01	3.05

Expected volatility	43%	45%	52%

Expected life	3 years	3 years	3 years

Risk free rate	1.57%	2.28%	2.56%

Expected dividends	2%	3%	2%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a three year period, equivalent to the vesting period of the options. The expected life used in the model has been adjusted based on management’s best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows:

	52 weeks ended	52 weeks ended	52 weeks ended
	27 December 2013	28 December 2012	30 December 2011

Weighted average share price (£)	4.78–5.23	2.46–3.36	2.12–3.77

Weighted average exercise price (£)	4.84–5.24	2.48–3.37	2.14–3.76

Expected volatility	40%–43%	44%–45%	40%–53%

Expected life	3 years	3 years	3 years

Risk free rate	1.60%–2.18%	2.13%–2.38%	2.47%–2.70%

Expected dividends	1.49%–1.60%	1.90%–2.60%	2.00%–2.80%

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

Share Option Charges

The Group recognised total expenses of $29,650,000 (2012: $24,480,000; 2011: $13,583,000;) related to equity- settled share-based payment transactions.

Cash-settled share-based payments

The Group issues to certain employees cash-settled share awards that require the Group to pay the value of the share awards to the employee on the date of the exercise after a specified vesting period. The Group has recorded a liability of $2,242,000 in 2013 (2012: $1,502,000, 2011: $371,000). Fair value of the awards is determined using the market value of the awards at the balance sheet date. The Group recorded a total expense of $1,477,000 in 2013 (2012: $1,185,000, 2011: $335,000).

Other

Non underlying share-based payment charges, as disclosed in note 5, also includes employer taxes and social security costs on employee share options and share awards. During 2013, these costs totalled $7,015,000 (2013: $2,019,000) and are also disclosed within note 8.

www.csr.com	125

Notes to the Consolidated Financial Statements continued

30 Retirement Benefit Obligations

a) Defined contribution schemes

The Group operates a defined contribution retirement benefit scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

The total cost recorded in the income statement of $6,872,000 (2012: $8,109,000; 2011: $7,304,000) represents contributions payable to this scheme by the Group at rates specified in the rules of the plan. As at 27 December 2013, contributions of $nil (28 December 2012: $nil) due in respect of the current reporting period had not been paid over to the scheme.

b) Defined benefit plan

As a consequence of the Group’s acquisition of Zoran on 31 August 2011, the Group has assumed the obligation for a defined benefit plan in CSR Israel Ltd (formerly Zoran Microelectronics Limited). Under Israeli law, there is a requirement to make severance payments to all employees who leave a company involuntarily. There is no such requirement for those employees who leave the company voluntarily. Severance payments are calculated based on varying factors, namely the length of employee service and salary and are funded entirely by individual investment funds held in the name of the employee by the Group. The Group does not hold a central fund to finance this obligation.

Where there are insufficient funds in these investment funds to meet involuntary severance obligations, there is a legal obligation for the Company to finance this shortfall. This therefore meets the definition of a post employment benefit and more specifically a defined benefit plan, under IAS 19.

The obligation for the company to make up the shortfall in severance payments of this nature is restricted to employees who joined the Company prior to 2007. Though there is no obligation for the Company to make severance payments for employees leaving voluntarily, the assets accumulated in the employee’s fund are returned to the employee when leaving the Company. Severance payments to employees who joined subsequent to 2007, have been accounted for as a defined contribution employment plan.

The valuation of the deficit in the balance sheet is based on the most recent actuarial valuation of the Plan as updated to take account of the market value of the assets and the present value of the liabilities of the Plan at 27 December 2013.

The analysis of movement in the deficit in the scheme for the period is:

$’000

Deficit at 30 December 2011	117

Expected return on plan assets net of interest cost	(34)

Contributions paid	(1,442)

Benefits paid	(936)

Current service cost	762

Assets above the threshold	656

Actuarial losses	919

Deficit at 28 December 2012	42

Expected return on plan assets net of interest cost	(6)

Contributions paid	(885)

Benefits paid	(31)

Current service cost	552

Assets above the threshold	424

Actuarial gains	(9)

Deficit at 27 December 2013	87

As at 27 December 2013, the market value of the plan assets was $10,049,000 (28 December 2012: $9,008,000) and the net present value of the plan liabilities was $10,136,000 (28 December 2012: $9,050,000).

The estimated amounts of contributions expected to be paid to the scheme during the current financial period is $1.4 million (2012: $1.8 million).

126	CSR plc Annual Report and Financial Statements 2013

30 Retirement Benefit Obligations continued

The following is analysis of the charges to the income statement and other comprehensive income:

	52 weeks ended	52 weeks ended	52 weeks ended
	27 December 2013	28 December 2012	30 December 2011
	$’000	$’000	$’000

Income statement

Analysis of amounts chargeable to operating (loss) profit:

Current service cost	(552)	(762)	(282)

Analysis of amounts (charged)/credited to other finance income and costs:

Interest on Plan liabilities	(430)	(459)	(274)

Expected return on assets in the Plan	436	493	274

Total chargeable to the income statement before deduction of tax	(546)	(728)	(282)

Other comprehensive income

Analysis of amounts recognised in the other comprehensive income:

Actuarial gains (losses)	9	(919)	(435)

Pension scheme assets above the threshold	(424)	(656)	–

Total chargeable to other comprehensive income	(415)	(1,575)	(435)

Cumulative charge to other comprehensive income	(2,425)	(2,010)	(435)

31 Financial Instruments

Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Market risk
—	Liquidity risk

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

Capital Risk Management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. CSR intends to reinvest its cash balances in the business either through higher levels of investment in working capital and fixed assets or through further M&A activity to support the long-term ambitions of the Group. The capital structure of the Group consists of cash and cash equivalents, treasury deposits and equity attributable to the equity holders of CSR plc, comprising issued share capital, reserves and retained earnings as disclosed in notes 23 and 24. The Group is not subject to any externally imposed capital requirements.

The Group has a total of $306.2 million of treasury deposits and cash and cash equivalents as at 27 December 2013 (28 December 2012: $333.3 million).

www.csr.com	127

Notes to the Consolidated Financial Statements continued

Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the consolidated financial statements.

	27 December 2013	28 December 2012
	$’000	$’000

Financial assets

Available for sale	2,500	3,719

Loans and receivables (including cash and cash equivalents and treasury deposits)	416,768	460,659

Derivative instruments in designated hedge accounting relationships	6,011	2,496

Fair value through profit and loss (FVTPL)	13,936	4,333

	439,215	471,207

Financial liabilities

Amortised cost	(142,930)	(209,695)

Fair value through profit and loss (FVTPL)	(5,000)	–

	(147,930)	(209,695)

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

The carrying amounts of the Group’s Sterling denominated monetary assets and liabilities at the reporting date are as follows:

	Liabilities		Assets
	27 December 2013	28 December 2012	27 December 2013	28 December 2012
	£’000	£’000	£’000	£’000

GBP sterling	(6,249)	(6,615)	7,837	1,799

The following significant exchange rates applied during the period:

Weighted average forward contract rate
	(contracts maturing in the period)		Period end spot rate
	27 December 2013	28 December 2012	27 December 2013	28 December 2012
	$’000	$’000	$’000	$’000

GBP: USD	1.5744	1.5731	1.649	1.6157

128	CSR plc Annual Report and Financial Statements 2013

31  Financial Instruments continued

Foreign Currency Sensitivity Analysis

A 10 percent strengthening of the US dollar against GBP sterling would have decreased equity and profit or increased equity and profit by the amounts shown below as at the reporting date shown. In management’s opinion, this is a reasonably possible change given current market conditions.

This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for 2012.

	Equity	Profit or (loss)
27 December 2013	$’000	$’000

GBP	(7,481)	(557)

	Equity	Profit or (loss)
28 December 2012	$’000	$’000

GBP	(6,881)	(316)

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

Forward Foreign Exchange Contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

Cash flow hedges	Carrying amount	Expected cash flows	3 months or less	3-6 months	6-12 months	More than one year

27 December 2013

Forward foreign exchange contracts $’000	–	67,000	16,750	16,750	33,500	–

Forward foreign exchange contracts £’000	–	104,195	26,417	25,580	52,198	–

Fair value $’000	6,171	–	1,198	2,028	2,945	–

Average exchange rate	–	1.5551	1.5771	1.5272	1.5581	–

28 December 2012

Forward foreign exchange contracts $’000	–	64,000	15,500	15,000	33,500	–

Forward foreign exchange contracts £’000	–	100,641	24,107	23,490	53,044	–

Fair value $’000	2,702	–	926	732	1,044	–

Average exchange rate	–	1.5725	1.5553	1.566	1.5834	–

The Directors consider the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss.

Interest Rate Risk Management

The Group has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 0.19% (52 weeks ended 28 December 2012: 0.27%; 52 weeks ended 30 December 2011: 0.16%).

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

www.csr.com	129

Notes to the Consolidated Financial Statements continued

For cash and cash equivalents and treasury deposits, the Company only transacts with entities that are equivalent to investment grade and above.

Disclosures related to the credit risk associated with trade receivables are in note 18.

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

27 December 2013	Weighted average effective interest rate %	Less than one month $’000	1-2 months $’000	2-3 months $’000	3-6 months $’000	More than 6 months $’000	Total $’000

Obligations under finance leases	–	–	–	725	–	3	728

Litigation accrual (undiscounted)	–	3,125	–	–	3,125	21,875	28,125

Other payables	–	1,916	–	1,786	775	11,742	16,219

Onerous lease provision (undiscounted)	–	147	147	147	407	3,594	4,442

		5,188	147	2,658	4,307	37,214	49,514

28 December 2012	Weighted average effective interest rate%	Less than one month $’000	1-2 months $’000	2-3 months $’000	3-6 months $’000	More than 6 months $’000	Total $’000

Obligations under finance leases	–	–	340	167	–	1,056	1,563

Litigation accrual (undiscounted)	–	3,125	–	–	3,125	34,375	40,625

Other payables	–	1,762	–	4,766	775	14,463	21,766

Onerous lease provision (undiscounted)	–	87	83	105	282	5,103	5,660

		4,974	423	5,038	4,182	54,997	69,614

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

The fair value of the contractual milestone payment has been determined with reference to the likelihood of achieving contractual milestones, relating to the disposal of development operations in handset location and handset connectivity. At the balance sheet date the fair value of the probabilities of these possible circumstances and their outcomes were assessed, using forecast data available internally to the Group, and a liability of $5.0 million has been recognised accordingly.

130	CSR plc Annual Report and Financial Statements 2013

31  Financial Instruments continued

The carrying amounts of financial assets and liabilities in the consolidated financial statements approximates their fair values.

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

27 December 2013	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1) $’000	(Level 2) $’000	(Level 3) $’000	Total $’000

Financial assets at FVTPL

United States government fixed income debt securities[1]	13,776	–	–	13,776

Derivative instruments in designated hedge accounting relationships	–	6,011	–	6,011

Fair value through profit and loss (FVTPL)	–	160	–	160

Available for sale financial assets

Shares in unquoted equity securities	–	–	2,500	2,500

Financial liabilities at FVTPL

Liability for contractual milestone payments	–	–	(5,000)	(5,000)

28 December 2012	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1) $’000	(Level 2) $’000	(Level 3) $’000	Total $’000

Financial assets at FVTPL

United States government fixed income debt securities[1]	4,127	–	–	4,127

Derivative instruments in designated hedge accounting relationships	–	2,496	–	2,496

Fair value through profit and loss (FVTPL)	–	206	–	206

Available for sale financial assets

Shares in unquoted equity securities	–	–	3,719	3,719

1	Included within Treasury deposits within the consolidated balance sheet.

The fair value of the unquoted equity shares can be estimated as management monitors the ongoing investments by oversight involvement in the investees. As a result of this oversight involvement, it was identified that Group’s equity shareholding in one investee was fully impaired at 27 December 2013 and an impairment charge of $1.2 million has been recognised accordingly.

Reconciliation of Level 3 fair value measurements of financial assets:

Available for sale Unquoted equities $’000

Balance at 30 December 2011	3,610

Total gains and losses:

Purchases	109

Balance at 28 December 2012	3,719

Total gains and losses:

Impairment	(1,219)

Balance at 27 December 2013	2,500

www.csr.com	131

Notes to the Consolidated Financial Statements continued

32 Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000

Short-term employee benefits	5,241	5,004	6,558

Post-employment benefits	178	173	182

Share-based payment	2,630	3,721	765

	8,049	8,898	7,505

During 2011, Joep van Beurden (CEO) was appointed Chairman of the Global Semiconductor Alliance (GSA). Prior to this, he had held the position of Vice Chairman of this organisation since 2009. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2013 (2012: $25,000), sponsorship fees of $37,100 (2012: $22,100) and conference fees of $2,037 (2012: $2,985).

Prior to the acquisition of Zoran Corporation, Levy Gerzberg held an interest in Zoran common stock and in options to acquire Zoran common stock pursuant to option plans operated by Zoran and which were subsequently assumed by Zoran.

With effect from completion on 31 August 2011, these interests were converted into 120,737 shares and 1,015,318 options to acquire CSR ADSs.

Dividends totalling $94,474 (2012: $143,287) were paid in the period in respect of ordinary shares held by the Company’s directors.

33  Disposal of Development Operations

On 17 July 2012, the Group entered into a conditional binding agreement with Samsung (the ‘Samsung Transaction’), for the transfer of development operations in handset connectivity and location, including 311 people, together with certain rights over the Group’s technology in these areas. None of the revenues associated with the Group’s existing handset products were transferred as part of the transaction. This transaction was completed on 4 October 2012.

The Consideration is subject to adjustment by up to $5 million in certain circumstances relating to the achievement of contractual milestones. As at 27 December 2013 the fair value of the probabilities of these possible circumstances and their outcomes were assessed and a liability of $5 million has been recognised accordingly (28 December 2012: fair value of $nil), with a corresponding adjustment to the gain recognised in SG&A expenses.

The disposal was effected so that the Group could concentrate investment and resources on its five high growth markets of Voice & Music, Automotive Infotainment, Indoor Location, Imaging and Bluetooth Smart, accelerate its higher margin platform strategy and improve the Group’s overall market position.

132	CSR plc Annual Report and Financial Statements 2013

33 Disposal of Development Operations continued

The net assets transferred on 4 October 2012 are as follows:

$’000

Attributable goodwill	151,477

Financial assets	2,877

Property, plant and equipment	3,103

Intangible assets	3,413

Financial liabilities	(1,713)

Net assets disposed	159,157

Additional liabilities recognised on disposal (1)	22,157

Reverse assignment premium	1,508

Gain on disposal	127,178

Total consideration	310,000

Purchase price:

Cash and cash equivalents	272,900

Cash held in an escrow account	31,000

Withholding tax receivable	6,100

310,000

Net cash inflow arising on disposal:

Consideration received in cash and cash equivalents	272,900

Disposed cash and cash equivalents	(1,577)

Directly attributable costs	(13,122)

258,201

(1) Additional liabilities recognised on disposal primarily consists of additional employee compensation, incurred in conjunction with the transfer of 311 employees to Samsung, and professional fees incurred for the Samsung Transaction.

The gain on the disposal of the development operations in handset connectivity and location has been recognised within the Group’s operating profit for the period ended 28 December 2012.

As part of the transaction, the Group’s entire shareholding in Cambridge Silicon Radio Sarl was transferred to Samsung. The gain recognised on this disposal was $8.5 million and this was recognised within the Group’s operating profit, as part of the total gain on disposal of development operations in handset connectivity and location.

Prior to disposal, the costs of these development operations has been disclosed in the Legacy operating segment.

34 Acquisition of Subsidiary

Zoran Corporation

On 31 August 2011, the Group acquired 100% of the issued share capital of Zoran Corporation (“Zoran”), a semiconductor supplier of video and imaging technology for cameras, televisions, silicon tuners and printing, for a consideration of $440.5 million.

The acquisition of Zoran provided CSR with imaging technology, which complements CSR’s existing wireless connectivity, audio and location technologies and gives greater access to new markets which require location and wireless connectivity.

Each share of Zoran common stock was exchanged for 0.589 of a CSR plc ordinary share, par value £0.001 per share and a total cash payment of $316.4m. CSR plc issued 29,774,144 of its own ordinary shares in CSR plc as part of this consideration at a CSR plc share price of £2.215 and exchange rate of 1.6304 US dollars to GBP.

www.csr.com	133

Notes to the Consolidated Financial Statements continued

34 Acquisition of Subsidiary continued

The acquisition note is shown below:

Recognised amounts of assets acquired and liabilities assumed at fair value	$’000

Financial assets	271,287

Inventory	62,833

Property, plant and equipment	12,451

Intangible assets	99,276

Financial liabilities	(114,005)

Net assets acquired	331,842

Allocation to goodwill	108,703

Total consideration	440,545

Purchase price:

Cash	316,445

Fair value of shares issued	107,524

Fair value of share options exchanged	16,576

440,545

Net cash outflow arising on acquisition

Cash consideration	(316,445)

Cash and cash equivalents acquired	192,583

Directly attributable costs	(18,513)

(142,375)

Cash and cash equivalents acquired totalled $192.6 million. Treasury and investments of $30.6 million were also acquired, giving a total of $223.2 million of cash, cash equivalents, treasury deposits and investments acquired.

The goodwill arising on the acquisition is attributable to future income from new customer contracts, the acquired workforce and future technology that has yet to be designed or even conceived. It is not anticipated that any of the goodwill will be deductible for income tax purposes. The amount of goodwill recognised on acquisition was revised to $108.7m (30 December 2011: $108.1 million), due to a change in the fair value of assets acquired, amounting to $0.6 million identified during 2012.

The gross value of financial assets acquired includes receivables with a fair value of $32.1 million and a gross contractual value of $32.1 million. The best estimate at the acquisition date of the contractual cash flows not to be collected is $nil.

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

134	CSR plc Annual Report and Financial Statements 2013

Five year summary

The following selected historical financial data should be read in conjunction with the “Business and Financial Review” and the consolidated financial statements and related notes included elsewhere in this Annual Report. The following selected historical financial data as of 27 December 2013 and 28 December 2012, and for the periods ended 27 December 2013, 28 December 2012, and 30 December 2011 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The selected historical financial data presented below as of 31 December 2010 and 1 January 2010 and for the periods ended 31 December 2010 and 1 January 2010, have been derived from the audited financial statements of the Group, which are not included herein. The selected historical financial data as of each date and for each period presented, are prepared and presented in accordance with IFRS. These historical results are not necessarily indicative of results to be expected in any future period.

	2013 $’000	2012 $’000	2011 $’000	2010 $’000	2009 $’000

Results

Revenue	960,710	1,025,356	845,190	800,608	601,399

Operating (loss) profit	(48,386)	107,913	(48,365)	(6,253)	(15,914)

(Loss) profit before tax	(52,459)	101,982	(51,464)	(5,705)	(14,242)

Taxation	6,130	(50,749)	85,330	22,331	2,933

(Loss) profit for the financial year	(46,329)	51,233	33,866	16,626	(11,309)

Assets employed

Total assets

Non-current assets	382,737	452,811	617,068	318,191	311,317

Net current assets	282,292	287,467	312,615	505,312	465,510

Non-current liabilities	(35,467)	(45,344)	(51,776)	(48,939)	(2,716)

Net assets	629,562	694,934	877,907	774,564	774,111

Authorised share capital (£’000)	350,000	350,000	350,000	350,000	350,000

Diluted share count (number)	161,181,841	203,231,504	181,393,972	181,033,874	153,927,671

Number of shares outstanding (number)	187,494,513	181,896,339	215,667,851	184,953,312	182,187,878

Key statistics	$	$	$	$	$

(Loss) earnings per share	(0.28)	0.26	0.19	0.09	(0.07)

Diluted (loss) earnings per share	(0.28)	0.25	0.19	0.09	(0.07)

www.csr.com	135

Non-IFRS measures

We prepare our financial statements in accordance with IFRS, however we also report alternative measures that we call “underlying”. We believe that these measures give management and users a clearer understanding of the on-going performance of the group, ignoring the impact of items that we deem to be exceptional and which may distort trends.

What are “underlying” measures?

“Underlying” measures are financial metrics that different from those required under IFRS.

To calculate “underlying” measures we exclude three types of transactions from the results reported under IFRS

1)	From time to time events occur which due to their size or nature are considered separately to the Group’s ongoing performance.
The gains and losses of such items can have a material impact the Groups profit in either one year, or as a trend. Such items include

—	the impact of acquisitions such as Zoran in 2011;
—	the impact of significant disposals such as the Samsung transaction during 2012;
—	the cost of business transformations following such transactions; and
—	the impact of any impairments of assets acquired on acquisitions, including goodwill.

Where such events are excluded we provide additional analysis to enable these discrete events to be understood by users of the financial statements

2)	Costs arising from movement in the valuation of share options, including the tax impact of these changes, since we believe this reflects a non-cash cost which may obscure the trends in the “underlying” business. Such charges are calculated on a number of assumptions which are outside of the Groups control such as the volatility of markets, comparator performance and employee behavior.
3)	The impact of other non-cash accounting adjustments that are required under IFRS, the impact of which is outside the Company’s control (such as fair value adjustment on acquisition, and the unwind of these through ongoing amortisation). We believe that such charges obscure trends in “underlying” business performance.

The table on page 137 specifically defines our “underlying” measures in comparison with the measures required under IFRS:

What do we use “underlying” measures for?

We use “underlying” measures to

–	evaluate performance and value creation;
–	make resource allocation decisions;
–	provide performance targets for management remuneration and reward; and
–	target long term growth opportunities.

Why do we report these “underlying” measures in the financial statements?

We present “underlying” measures in these financial statements as we believe they

–	provide consistency between the way the business is reported, and the the way management view the business and discuss its performance with investors;
–	share metrics with all investors at the same time;
–	disclose the main drivers of management remuneration and reward and
–	assist investors in understanding management decisions and the long term value of CSR.

Are “underlying” measures robust and reliable to use?

CSR cautions that whilst we define our “underlying” measures in detail on page 137, these are not defined terms under IFRS or any other GAAP, and therefore the definitions should be carefully reviewed by investors.

Investors should be aware that the definition of “underlying” measures can differ between companies, even if such measures have similar names. In particular:

–	“underlying” measures are not intended to be a substitute for IFRS measures;
–	“underlying” measures are not superior to the IFRS measures reported;
–	The adjustments made between “underlying” and IFRS measures are in some cases recurring .We do not represent that these are outside the normal course of business; and
–	Some of these adjustments are based on management’s judgement in terms of both classification and estimation.

136	CSR plc Annual Report and Financial Statements 2013

Reconciliation of “underlying” measures to IFRS.

The table below defines the calculation of our “underlying” measures and shows the most directly comparable IFRS measure:

Non-GAAP Financial Measure	Explanation	Most Directly Comparable IFRS Measure

underlying research and development expenses	Represents “research and development expenses” excluding “share based payment charges” and “amortisation of acquired intangible assets”	other research and development expenses

underlying sales, general and administration expenses	Represents “sales, general and administration expenses” excluding “share based payment charges”, “amortisation of acquired intangible assets”, “litigation settlement”, “impairment of assets”, and “integration and restructuring charges”	other sales, general and administration expenses

underlying gross profit	Represents “revenue” less “other cost of sales” and excludes “amortisation of acquired intangible assets” and “fair value adjustment to inventory” recorded before “gross profit”	gross profit

underlying gross margin	Represents the ratio of underlying gross profit to revenue	gross margin

underlying cost of sales	Represents “other cost of sales” less “amortisation of acquired intangible assets”	other cost of sales

underlying operating profit	Represents “underlying gross profit” after deduction of “underlying research and development” and “underlying sales, general and administrative expenses	operating profit

underlying net profit	Represents “underlying operating profit”, plus investment revenue, less finance costs, excluding the unwinding of the discount on the litigation liability and tax, excluding the tax effects of the adjustments made to underlying operating profit and the recognition of deferred tax assets for acquired tax losses	net profit

underlying tax	Represents “tax” excluding the tax effects of the adjustments made to underlying operating profit , the impact of tax rate changes on our deferred tax assets, the movement in uncertain tax positions in the year and changes to deferred tax assets due to additional loss (or other temporary difference) recognition or de-recognition	tax

underlying diluted earnings per share	Represents underlying net profit divided by the weighted average number of diluted shares	diluted earnings per share

free cash flow	Represents cash generated by operations, less amounts spent on tangible and intangible fixed assets	cash generated from operations

The tables below reconcile our “underlying” measures to the IFRS measures presented in our consolidated income statement for the current year (2013), and prior year comparatives (2012 and 2011).

Specifically they reconcile:

–	Gross Profit to “Underlying Gross Profit”
–	Gross Margin to “Underlying Gross Margin”
–	R&D Expenses to “Underlying R&D Expenses”
–	SG&A Expenses to “Underlying SG&A Expenses”
–	Operating profit/loss to “Underlying operating profit/loss”
–	Profit before tax to “Underlying profit before tax”
–	Taxation to “Underlying taxation”
–	Net Profit to “Underlying Net Profit” (the phrase Net Profit can be substituted by “profit for the period”)
–	Diluted earnings per share (eps) to “underlying diluted eps”

www.csr.com	137

Non-IFRS measures continued

52 weeks ended 27 December 2013	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $

IFRS	495,267	51.6	(273,026)	(193,731)	(48,386)	(52,459)	6,130	(46,329)	(0.28)

Amortisation of intangibles	8,173	0.8	1,832	6,788	16,793	16,793	(4,638)	12,155	0.07

Share based payment charges	–	–	22,728	15,415	38,143	38,143	(9,188)	28,955	0.17

Integration and restructuring	–	–	–	24,678	24,678	24,678	(4,325)	20,353	0.12

Litigation settlement	–	–	–	4,650	4,650	4,650	(1,081)	3,569	0.02

Goodwill and non-current asset impairment charges	–	–	–	–	76,896	76,896	–	76,896	0.44

Release of litigation provision	–	–	–	(9,827)	(9,827)	(9,827)	3,489	(6,338)	(0.04)

Other operating income	–	–	–	(3,671)	(3,671)	(3,671)	853	(2,818)	(0.02)

Fair value of contractual milestones	–	–	–	5,000	5,000	5,000	(1,163)	3,837	0.02

Unwinding of discount on non-underlying items	–	–	–	–	–	1,568	(365)	1,203	0.01

Deferred tax effect of change in UK tax rate	–	–	–	–	–	–	(29)	(29)	–

Tax effect of UK patent box	–	–	–	–	–	–	2,078	2,078	0.01

Recognition of tax losses brought forward	–	–	–	–	–	–	3,128	3,128	0.02

Prior year adjustment and movement on uncertain tax positions	–	–	–	–	–	–	(15,548)	(15,548)	(0.10)

Effect of not diluting a loss per share	–	–	–	–	–	–	–	–	0.02

Underlying	503,440	52.4	(248,466)	(150,698)	104,276	101,771	(20,659)	81,112	0.46

52 weeks ended 28 December 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $

IFRS	509,077	49.6	(290,346)	(237,996)	107,913	101,982	(50,749)	51,233	0.25

Amortisation of intangibles	11,342	1.2	3,124	8,266	22,732	22,732	(6,184)	16,548	0.08

Share based payment charges	–	–	14,894	12,859	27,753	27,753	(4,387)	23,366	0.11

Integration and restructuring	–	–	–	27,523	27,523	27,523	(3,523)	24,000	0.12

Litigation settlement	–	–	–	15,500	15,500	15,500	(3,798)	11,702	0.06

Gain on disposal of development operations	–	–	–	–	(127,178)	(127,178)	56,262	(70,916)	(0.35)

Other operating income	–	–	–	(214)	(214)	(214)	52	(162)	–

Option premium for option on tender offer	–	–	–	–	–	2,098	(514)	1,584	0.01

Unwinding of discount on non-underlying items	–	–	–	–	–	2,330	(571)	1,759	0.01

Deferred tax effect of change in UK tax rate	–	–	–	–	–	–	2,050	2,050	0.01

Recognition of tax losses brought forward	–	–	–	–	–	–	(8,732)	(8,732)	(0.04)

Movement on uncertain tax positions	–	–	–	–	–	–	2,939	2,939	0.01

Underlying	520,419	50.8	(272,328)	(174,062)	74,029	72,526	(17,155)	55,371	0.27

138	CSR plc Annual Report and Financial Statements 2013

52 weeks ended 30 December 2011	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $

IFRS	384,735	45.5	(241,763)	(191,337)	(48,365)	(51,464)	85,330	33,866	0.19

Amortisation of intangibles	8,224	1.0	5,525	4,932	18,681	18,681	(5,592)	13,089	0.07

Fair value adjustment to inventory	28,187	3.3	–	–	28,187	28,187	(10,990)	17,197	0.09

Share based payment charges	–	–	7,665	6,465	14,130	14,130	242	14,372	0.08

Acquisition fees	–	–	–	13,004	13,004	13,004	–	13,004	0.07

Integration and restructuring	–	–	–	33,721	33,721	33,721	(8,554)	25,167	0.14

Litigation settlement	–	–	–	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)

Patent settlement	–	–	–	6,000	6,000	6,000	(1,590)	4,410	0.02

De-recognition of contingent consideration	–	–	–	(1,620)	(1,620)	(1,620)	–	(1,620)	(0.01)

Unwinding of discount on litigation settlements	–	–	–	–	–	2,525	(669)	1,856	0.01

Recognition of tax losses brought forward	–	–	–	–	–	–	(76,152)	(76,152)	(0.42)

Loss on close period share buyback	–	–	–	–	–	338	–	338	–

Underlying	421,146	49.8	(228,573)	(143,367)	49,206	48,970	(12,162)	36,808	0.20

Underlying diluted share volumes

Underlying diluted earnings per share is calculated as underlying net profit, divided by the diluted weighted average number of diluted shares. The number of dilutive shares in 2013 differs from that used in the calculation of diluted loss per share on the consolidated income statement, as in this period the number of share options are not dilutive, however they are dilutive for underlying diluted earnings per share represented a profit in this period. There is no difference in the number of dilutive shares for 2012 or 2011.

	52 weeks ended 27 December 2013 Number of shares	52 weeks ended 28 December 2012 Number of shares	52 weeks ended 30 December 2011 Number of shares

Weighted average number of shares used in diluted earnings per share calculations	164,181,841	203,231,504	181,393,972

Effect of dilutive potential ordinary shares – share options	11,058,408	–	–

Weighted average number of shares used in underlying diluted earnings per share calculations	175,240,249	203,231,504	181,393,972

www.csr.com	139

Corporate and share information

History and development

CSR plc is the holding company of an international group of companies, the principal activities of which are the design and development of semiconductor integrated circuits, including platforms, and software that are used by many of the world’s leading technology and consumer-focused companies in a wide range of end markets. For more information on CSR’s business and strategy, please see pages 8 to 15 of the Strategic Report. CSR is domiciled in England and Wales, and its registered office and principal place of business is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ. Its telephone number is +44 (0) 1223 692000.

CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge, that transferred certain assets, including the assignment and license on a non-exclusive royalty free basis of intellectual property rights, to CSR in exchange for ordinary shares.

CSR plc (the holding company) was incorporated and registered in England and Wales on 26 March 2001 with the name Cambridge Silicon Radio Holdings Limited (registered number 04187346), as a private company limited by shares under the Companies Act 1985. On 10 July 2001, the company was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc. On 25 October 2002, it was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on, 19 February 2004, it was re-registered as a public company limited by shares with the name CSR plc. CSR ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange in March 2004. CSR’s shares are listed on the premium segment of the Official List maintained by the UK Listing Authority. In connection with the acquisition of SiRF Technology Holdings, Inc. (‘SiRF’), CSR registered its ordinary shares in 2009 pursuant to Section 12(g) of the Securities Exchange Act of 1934, and became an SEC reporting company. In connection with the acquisition of Zoran Corporation (‘Zoran’) in August 2011, ordinary shares issued by CSR in the form of American Depositary Shares (‘ADSs’, each ADS representing four ordinary shares in CSR plc) were listed on the NASDAQ Stock Market and commenced trading on the NASDAQ Global Select market.

In the last four years, we have sought to broaden our technological base and product range through a series of acquisitions, of which the most material were:

—	In June 2009, we acquired SiRF, for a consideration of $281.5 million satisfied by the issue of ordinary shares in CSR plc to holders as at 26 June 2009 of SiRF common stock, at a ratio of 0.741 of a CSR ordinary share for each SiRF share of common stock.
—	In July 2010, we acquired APT Licensing Limited, a leading ultra-high-quality codec developer, for a consideration of $4.25 million.
—	In August 2011, we acquired Zoran, a leading provider of digital solutions for the digital entertainment and digital imaging markets, for a consideration of $440.5 million, satisfied by: (i) the payment of $316.4 million in cash (being a payment of $6.26 in cash for each share of Zoran common stock held); and (ii) the issue of ordinary shares in CSR plc in the form of ADSs at a ratio of 0.589 ordinary shares for each Zoran share of common stock, to holders of Zoran Corporation common stock as at 31 August 2011.

In October 2012, we disposed of our handset connectivity and handset location developments operations to Samsung Electronics Co., Ltd (‘Samsung’) for $310 million in cash. Along with the disposal, we also transferred 311 people to Samsung. The cash consideration is subject to a maximum adjustment of a $5 million increase or decrease in certain circumstances, linked to the progress made in finalising the development of a Wi-Fi/Bluetooth combination connectivity chip, to which both CSR and Samsung will have rights to exploit in their respective end markets. Please refer to the Strategic Report on page 22 for further information. Upon completion of this transaction, Samsung Electronics Europe Holding Coöperatief U.A. invested $34.4 million in return for CSR ordinary shares. On 15 January 2014, Samsung disposed of their entire holding of ordinary shares in the Company.

Research and development

We devote a substantial portion of our resources to identifying, evaluating, and developing ideas that we can bring to market as innovative technologies and products for our customers. We employ 1,352 people in research and development, across 17 R&D centres in 7 different countries. Our R&D expenditure was approximately $273.1 million in 2013 compared to $290.4 million in 2012 and $241.8 million in 2011. For more information on our business and the products and technologies in which we are investing see pages 8 to 15. For more information on our financial results and investment in R&D see page 25 of the Strategic Report.

Sales and marketing

Our sales and marketing function is centered in Cambridge, United Kingdom and San Jose, United States with sales and liaison offices in Boston and Plano, Texas, United States; Haifa, Israel; Taipei, Taiwan; Seoul, South Korea; Tokyo, Japan; Singapore; Beijing, Shanghai and Shenzhen, China.

We market to original equipment manufacturers and original design manufacturers, principally through our direct sales force and, in North America, through sales representatives. CSR also markets its products through a global network of distributors.

Our marketing efforts are supported by a team of applications engineers that provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. This support is generally provided without charge to customers who have the potential to purchase large volumes of products. An important part of our marketing efforts involves providing technical support to product developers to encourage them to design products using our chips. For this purpose, we provide a range of development kits and tools.

Manufacturing

We are a ‘fabless’ semiconductor company, which means we subcontract all aspects associated with the manufacture (wafer fabrication, packaging and testing) of our products prior to shipping to our customers. TSMC and ASE remain the primary vendors for the volume of manufacturing, which is carried out at a number of locations across the world, primarily comprising Taiwan, South Korea, China, the United States and Singapore. We do not have long-term contracts with any of these third parties, and thus have no contractual assurance as to their long-term availability or the costs associated with the supply of products and services.

140	CSR plc Annual Report and Financial Statements 2013

Through all our subcontractors, we work to ensure that the Group is able to maintain sufficient capacity to support the demand for our products. The ability to supply our customers can be affected in the event of a loss of capacity at a supplier due to events affecting their business, such as natural disaster, interruption of their own supply chain or increased demand from our competitors, which may mean we are unable to secure the volumes of products we require to meet customer demand. This is discussed in more detail on pages 45 to 51 in the section that explains the risk factors which we face.

Raw materials

CSR sources both the manufacture and testing of its silicon wafers and the packaging of its integrated circuits from a small number of subcontractors, including those named above, who have facilities spread across multiple locations, primarily in Taiwan, but also in South Korea, China, the US and Singapore. CSR also purchases memory and certain other passive components from other commodity suppliers. These are standard components capable of being obtained through alternative sources, subject to the conduct of a product qualification process prior to adoption into manufacturing. The prices of our principal raw materials may be volatile. For example, precious metals such as copper and gold, that are used in our products, are subject to variation in price due to general supply and demand market dynamics, which can be affected by global economic issues, and potential shortages or delays in extraction and processing.

Seasonality

CSR has historically experienced increased net revenue in its second and third quarters compared with the fourth and first quarters primarily due to seasonal demand related to the holiday season and end of calendar year spending patterns in corporate budgets. However, in 2013, there was a positive impact on revenues in the first half of the year due to the demand for mono headsets in China arising from the enforcement of hands-free driving legislation, which benefited our Voice & Music segment. Due to continued economic uncertainty and other factors, past historical patterns should not be considered a reliable indicator of our future net revenue or financial performance as historical seasonal patterns may not recur.

Governmental regulation

For a discussion of the possible material effects of governmental regulations on CSR’s business, please refer to the Risk Factors and to the discussion of risks relating to political, economic and regulatory conditions in the countries in which we and our customers operate on pages 45 to 51.

Intellectual property

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of 27 December 2013, we had approximately 1,650 patents granted worldwide (with expiration dates ranging from 2013 to 2033) and approximately 850 pending patent applications. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provides significant competitive advantage. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe that the expiration or loss of a particular patent would materially harm our business.

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 0WZ

Registered in England and Wales 4187346

www.csr.com

Advisers

Auditors	Deloitte LLP

Corporate brokers	JPMorgan Cazenove Limited

Solicitors	Slaughter and May

Bank	Lloyds Bank plc

Share Information at 10 March 2014

Shares outstanding (including shares underlying the ADSs)	166,675,330

Trading Symbol (Ordinary Shares)	CSR.L

Country of Registration	England

Market	London Stock Exchange

SEDOL	3414738

Registrar	Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

ADSs	evidenced by American Depositary Receipts, each ADS representing four ordinary shares of CSR

Trading Symbol (ADSs)	CSRE

Market	NASDAQ Global Select Market

Depositary	JPMorgan Chase Bank N.A., PO Box 64504, St. Paul, MN 55164-0504

www.csr.com	141

Corporate and share information continued

ADS payment information

The rights of ADS holders are set forth in the deposit agreement (‘Deposit Agreement’) entered into among JPMorgan Chase Bank, N.A., as depositary (the ‘Depositary’), ADS holders from time to time and CSR. CSR filed the Deposit Agreement with the SEC as an exhibit to its registration statement on Form F-6 on 26 July 2011. We summarize below some provisions of the Deposit Agreement relating to fees and charges that an ADS holder may have to pay, as well as fees and other payments made by the Depositary to CSR.

Fees payable by ADS holders

Under the terms of the Deposit Agreement, an ADR holder may have to pay the following service fees to the Depositary:

Service	Fees

Issuances, including against the deposit of ordinary shares, in respect of distribution of shares, rights or other property, stock dividend, stock splits, rights, merger; exchange of securities or other transaction or event or other distribution affecting the ADSs or ordinary shares	Up to $5.00 per 100 ADSs (or fraction thereof) issued

Surrender of ADSs for withdrawal of ordinary shares, cancellation or reduction of ADSs	Up to $5.00 per 100 ADSs (or fraction thereof) issued

Cash distributions	Up to $0.05 per ADS

Transfer of ADRs	$1.50 per ADR presented for transfer

Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities	Up to $5.00 per 100 ADSs (or fraction thereof) issued

Depositary administration services	Up to $0.05 per ADS payable at the sole discretion of the Depositary by billing ADS holders or by deducting charges from one or more cash dividends or other cash distributions

Expenses of the Depositary incurred on behalf of ADS holders, including in connection with (a) compliance with applicable law or regulation (e.g. foreign exchange control regulations or any law or regulation relating to foreign investment), (b) stock transfer or other taxes and governmental charges, (c) electronic and facsimile transmission/delivery charges, (d) transfer or registration fees for the registration or transfers of underlying shares, and (e) the conversion of foreign currency into US dollars (which are paid out of such foreign currency)	Expenses payable at the sole discretion of the Depositary by billing ADS holders or by deducting charges from one or more cash dividends or other cash distributions

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

Other than during the first year period after the effective date of the Deposit Agreement (when the Depositary reimbursed CSR up to $50,000 for certain expenses incurred by CSR in connection with the establishment of the ADS program), no fees or other payments were paid by the Depositary to CSR.

Capital structure

Holding	Number of shareholders	% age of total shareholders

1-1,000	700	49.54

1,001-5,000	297	21.02

5,001-10,000	104	7.36

10,001-50,000	123	8.71

50,001-100,000	57	4.03

100,001-250,000	44	3.11

Over 250,000	88	6.23

Total	1,413	100.00

The information provided above is as at 10 March 2014.

Market prices

The primary trading market for CSR ordinary shares is the London Stock Exchange, where CSR ordinary shares trade under the ticker symbol ‘CSR.L’. As of 27 December 2013, there were 187,494,513 CSR ordinary shares outstanding, of which 21,313,577 shares were held in treasury.

The following table shows the high and low market prices for CSR ordinary shares in pounds sterling for the five most recent full financial years, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

142	CSR plc Annual Report and Financial Statements 2013

		CSR Ordinary Shares (pence)
Year	High	Low

2013	639.50	333.80

2012	365.60	187.80

2011	447.00	154.10

2010	505.00	280.90

2009	508.00	157.25

		CSR Ordinary Shares (pence)
Quarter	High	Low

Fourth Quarter 2013	639.50	477.90

Third Quarter 2013	607.00	485.70

Second Quarter 2013	570.00	464.20

First Quarter 2013	492.80	333.80

Fourth Quarter 2012	365.60	324.50

Third Quarter 2012	338.40	218.30

Second Quarter 2012	236.10	194.60

First Quarter 2012	275.00	187.80

		CSR Ordinary Shares (pence)
Month	High	Low

February 2014[1]	693.50	668.00

January 2014	708.50	632.00

December 2013	639.50	493.70

November 2013	550.00	477.90

October 2013	557.00	500.50

September 2013	533.50	485.70

1 The information for February 2014 is as at 21 February 2014, the latest practicable date prior to the signing of this report.

CSR ordinary shares have been listed since 31 August 2011 on the NASDAQ in the form of ADSs, with each ADS representing four ordinary shares of CSR; the ticker symbol is ‘CSRE’.

The following table shows the high and low market prices for CSR ADSs in US dollars for the full years 2013 and 2012, for the portion of the 2011 financial year from the commencement of the listing, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

		CSR ADSs ($)
Year	High	Low

2013	41.96	21.66

2012	23.10	11.51

2011	15.20	9.38

		CSR ADSs ($)
Quarter	High	Low

Fourth Quarter 2013	41.96	30.00

Third Quarter 2013	37.14	30.23

Second Quarter 2013	34.36	28.49

First Quarter 2013	29.55	21.66

Fourth Quarter 2012	23.10	20.74

Third Quarter 2012	21.15	13.56

Second Quarter 2012	15.13	12.02

First Quarter 2012	16.32	11.51

www.csr.com	143

Corporate and share information continued

		CSR ADSs ($)
Month	High	Low

February 2014[1]	46.27	43.42

January 2014	47.07	41.89

December 2013	41.96	30.00

November 2013	35.29	30.29

October 2013	36.06	31.99

September 2013	34.12	30.23

1 The information for February 2014 is as at 21 February 2014, the latest practicable date prior to the signing of this report.

Return of capital to shareholders

Share buyback

During the period covered by this Annual Report, CSR undertook open-market purchases of its ordinary shares. The purchases, which are set forth in the table below, were instituted by the Board of CSR under authorities granted by shareholders at general meetings.

Issuer Purchases of Equity Securities Period	Start date	End date	Total Number of Shares Purchased	Average Price Paid per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs1, [2]	Maximum Number (or Approximate Dollar Value) of Shares (or units) that May Yet be Purchased Under the Plans or Programs[2]

March 2013	20 Mar	28 Mar	696,000	485.98	696,000	–

April 2013	2 Apr	30 Apr	2,141,000	483.73	2,141,000	–

May 2013	1 May	31 May	2,031,000	541.51	2,031,000	–

June 2013	3 June	20 June	1,434,089	527.74	1,434,089	–

September 2013	9 Sep	27 Sep	735,000	521.04	735,000	–

November 2013	6 Nov	27 Nov	1,336,200	500.03	1,336,200	–

December 2013	20 Dec	23 Dec	80,000	632.64	80,000	$7.2m

1	On 21 February 2013, CSR announced its intention to undertake open-market purchases of up to $50 million of ordinary shares (the ‘First 2013 Share Buyback’), all of which was expended. The First 2013 Share Buyback was commenced under a general authority provided by shareholders at a general meeting held on 14 March 2013, which was renewed at the annual general meeting held on 22 May 2013. Pursuant to the authority obtained at the general meeting held on 14 March 2013, CSR purchased 4,158,000 ordinary shares between 20 March 2013 and 21 May 2013. Upon renewal of the general authority at the Annual General Meeting held on 22 May 2013, CSR purchased 2,144,089 ordinary shares between 22 May and 20 June 2013. The $50 million announced by the Board was expended and a total of 6,302,089 ordinary shares were repurchased and transferred to treasury. See Share capital – Other Statutory Information for more information.

The Company entered into arrangements with J.P. Morgan Securities plc such that the Company purchased shares from J.P. Morgan Securities plc who had itself, acting as principal, first made market purchases of such shares. J.P. Morgan Securities plc acted as an independent third party, which allowed the First 2013 Share Buyback to continue to be undertaken following the end of the first financial quarter for the 2013 financial year, a period during which the Company would not be allowed to buy back ordinary shares.

2	On 25 July 2013, CSR announced its intention to undertake open market purchases of its ordinary shares up to $25 million (the ‘Second 2013 Share Buyback’), approximately $17.8 million of which was expended. The Second 2013 Share Buyback was instituted by the Board of CSR under a general authority provided by shareholders at an Annual General Meeting held on 22 May 2013. This general authority is renewed generally on an annual basis. Open market purchases did not take place in the period following the end of the Company’s third quarter for the 2013 financial year.

Dividend

At the Annual General Meeting being held on 21 May 2014, the Board will be proposing that a final dividend be paid in respect of the 52 weeks ended 27 December 2013 of $0.091 per ordinary share. Subject to shareholder approval, the dividend will be paid on 30 May 2014 to shareholders of record on 9 May 2014. An interim dividend was paid in respect of the 52 weeks ended 27 December 2013 on 6 September 2013 of $0.045 per ordinary share. A final dividend for the 52 weeks ended 28 December 2012 of $0.08 per ordinary share was paid on 31 May 2013, following approval at the Annual General Meeting on 22 May 2013. The Board presently intends to continue to pay dividends on a semi-annual basis.

Tender offer

In October 2012, the Company completed the disposal of the handset connectivity and handset development operations to Samsung Electronics Co., Ltd. (the ‘Samsung Transaction’). Following completion of the Samsung Transaction, the Company initiated a tender offer pursuant to the terms set out in a circular posted to shareholders on 29 October 2012 (the ‘Tender Offer’). The Tender Offer closed on 29 November 2012 and was oversubscribed, with a total of 100,479,558 ordinary shares (including ordinary shares represented by ADSs) being properly tendered and not withdrawn by shareholders and ADS holders. $285 million was returned to shareholders by the purchase of 49,080,388 ordinary shares at a price of 360 pence per ordinary share, effective 30 November 2012 applying a pro-ration of approximately 88.9% reflecting the oversubscription. The ordinary shares acquired by CSR were cancelled on 30 November 2012 and none of them were transferred to treasury.

144	CSR plc Annual Report and Financial Statements 2013

Exchange rates

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchange rates for pounds sterling expressed in US dollars per £1.00.

Year	Average	High	Low

2013	1.56	1.65	1.48

2012	1.58	1.63	1.53

2011	1.60	1.67	1.54

2010	1.55	1.64	1.43

2009	1.57	1.70	1.38

Month		High	Low

February 2014[1]		1.67	1.63

January 2014		1.66	1.63

December 2013		1.65	1.61

November 2013		1.62	1.59

October 2013		1.62	1.59

September 2013		1.61	1.55

1 The information for February 2014 is as at 21 February 2014, the latest practicable date prior to the signing of this report.

Major shareholders

Information regarding our major shareholders is disclosed on page 88. None of the holders of CSR ordinary shares has voting rights that differ from those of other shareholders. JPMorgan Chase Bank N.A., as custodian of the Company’s ADR programme, held approximately 1.42% of the Company’s ordinary shares of 0.1p each at 10 March 2014 as nominee. The total number of ADRs outstanding at 10 March 2014 were 2,366,572. As of 10 March 2014, there were 191 shareholders with a US address on the register of shareholders, representing approximately 1.65% of CSR’s outstanding share capital. Because many of our ordinary shares are held by brokers and nominees, the number of recorded shareholders in the United States may not be representative of the number of beneficial shareholders in the United States. CSR is not directly or indirectly owned or controlled by any government, person or other legal entity. There are no arrangements known to CSR that could result in a change of control of CSR.

Agent in the United States

The Company’s agent for service in the United States is National Registered Agents, Inc, 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

Documents on display

Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of these reports and other information, when so filed, including documents referred to in this Annual Report, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. For further information regarding the operation of the public reference room and the copy charges, please call the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the filing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

This Annual Report is also available, free of charge, at www.csr.com. You may also obtain copies of this Report, free of charge, by mail by requesting a copy from the Company Secretary. The information on our website is not incorporated by reference into this report.

Memorandum and Articles of Association

The following summarises certain provisions of the Company’s Memorandum and Articles of Association and applicable English law, as currently in effect. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Memorandum and Articles of Association, copies of which can be obtained from Companies House in the United Kingdom or by writing to the Company Secretary. The Company’s Articles of Association of CSR plc were filed with the U.S. Securities and Exchange Commission on Form 6-K on 24 January 24 2011. Copies of the Company’s Memorandum and Articles of Association, as currently in force, are available from the U.S. Securities and Exchange Commission website at www.sec.gov

Objects and purposes

CSR plc was incorporated and registered in England and Wales on 26 March, 2001 with the name Cambridge Silicon Radio Holdings Limited, as a private company limited by shares under the Companies Act 2006. On 10 July, 2001, CSR was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October, 2002, CSR was reregistered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February, 2004, it was re-registered as a public company limited by shares with the name CSR plc (registered number 04187346).

Directors

The business of the Company is conducted under the supervision of the Board.

www.csr.com	145

Corporate and share information continued

Conflicts of interest

The Companies Act 2006 requires a director of a company who is in any way interested, directly or indirectly, in a contract or proposed contract with the Company to declare the nature and extent of his interest to the other directors of the Company. The Companies Act 2006 also requires that a director must avoid a situation where a director has, or could have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. It allows the non-conflicted directors of public companies to authorise such conflicts where appropriate, if a company’s articles of association so permit. CSR’s Articles of Association provide that the Board may in specified circumstances authorise any matter that would otherwise involve a director breaching his duty under the Companies Act 2006 to avoid a conflict of interest. They also provide that, subject to authorisation of such conflict, a director may retain any benefit derived by reason of that interest.

Borrowing powers

The Board may exercise the Company’s borrowing powers. Save with the previous sanction of an ordinary resolution, no money shall be borrowed if the principal amount outstanding of all borrowings by the group exceeds, or would as a result of such borrowing exceed, an amount equal to the greater of £300,000,000 and three times the Company’s adjusted capital and reserves.

Retirement

The Company’s Articles of Association state that a director shall retire from office and may offer himself for re-appointment when he has been appointed by the Board since the last annual general meeting, held office in the preceding two annual general meetings and did not retire at either of them, or has been in office, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting.

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

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of CSR’s shares from a person with at least a 0.25% interest in CSR shares or in a class of CSR shares if such a person has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Act 2006.

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

Voting rights

Members will be entitled to vote at a general meeting or class meeting whether on a show of hands or a poll. Under the Companies Act 2006:

(a)	on a show of hands every member who is present in person is entitled to one vote regardless of the number of shares he or she holds. Every proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution has one vote on a show of hands, unless the proxy is appointed by more than one shareholder in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more shareholders to vote for the resolution and by one or more shareholders to vote against the resolution. The Articles of Association provide that, where a proxy is given discretion as to how to vote on a show of hands, this will be treated as an instruction by the relevant member to vote in the way that the proxy decides to exercise that discretion; and

(b)	on a poll every member has one vote per share held by him and he may vote in person or by one or more proxies. Where he appoints more than one proxy, the proxies appointed by him taken together shall not have more extensive voting rights than he could exercise in person.

146	CSR plc Annual Report and Financial Statements 2013

The Articles of Association provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded by: (a) the chairman of the meeting; (b) not less than five members present in person or by proxy and entitled to vote; (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or (d) a member or members present in person or by proxy and holding shares in CSR conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

The Companies Act 2006 and the Listing Rules made by the UK Listing Authority, allow for the disapplication of pre emption rights, which may be waived by a special resolution of CSR shareholders, either generally or specifically, for a maximum period not exceeding five years.

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

Capital calls

Shareholders have no liability for capital calls by the Company save that the directors can call on shareholders to pay the unpaid amount, if any, respecting their shares consisting of the nominal value of the shares and any premium which may be payable on those shares.

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

General meetings may be held at such time and place as may be determined by CSR’s Board. An annual general meeting must be convened on at least 21 days’ written notice to shareholders entitled to receive notices. General meetings must be convened on at least 21 days’ written notice unless the requisite majority of shareholders has agreed to short notice. Under the Articles of Association, two shareholders must be present in person or by proxy and entitled to vote to constitute a quorum for all purposes at general meetings of CSR.

Pursuant to the authority obtained at the 2013 Annual General Meeting, the Company can call general meetings (other than an annual general meeting) on 14 days’ notice. Please see ‘Notice required for shareholder meetings’ under Other Statutory Information on page 86 for further information.

www.csr.com	147

Corporate and share information continued

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

Restrictions on share transfers

A summary of the restrictions on the transfer of securities in the Company is:

1.	the Board can decline to register any transfer of any share which is not a fully paid share;

2.	registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertifcated share is to be transferred exceeds four; or

3.	the Board may decline to register any transfer of a certificated share unless:

(i)	the instrument of transfer is duly stamped or duly certified or otherwise shown to the be exempt from stamp duty and is left at the place stipulated by the Board accompanied by the share certificate to which it relates (unless the transfer is by a person to whom the company is not required to issue a certificate) and such other evidence as the Board may reasonably require to show the right of the person singing the instrument of transfer to make the transfer and, if the instrument of transfer is signed by some other person on his behalf, the authority of that person to do so;

(ii)	the instrument of transfer is in respect of only one class of share; and

(iii)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Change of control

The Company can issue additional shares with any rights or restrictions attached to them as long as they are not restricted by any rights attached to existing shares. These rights or restrictions can be decided by the directors so long as there is no conflict with any resolution passed by the shareholders. The ability of the directors to issue shares with rights or restrictions that are different than those attached to the currently outstanding ordinary shares could have the effect of delaying, deferring or preventing change of control of the Company.

Disclosure of interests in shares

The UK Financial Conduct Authority and Disclosure and Transparency Rules impose an obligation upon a person who acquires or ceases to have notifiable interest in the relevant share capital of a public company to notify the company of that fact within two days (excluding weekends and bank holidays) of his or her knowing of its occurrence. The disclosure threshold is 3% and each 1% threshold above 3%.

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

The UK City Code on Takeovers and Mergers imposes rigorous disclosure requirements affecting parties to a proposed takeover, their ‘associates’ and persons acting ‘in concert’ in relation to the shares of a company. These requirements also extend to dealings by persons who directly or indirectly own or control (either before or as a result of the dealing) 1% or more of the equity shares in an offeror or offeree company or of any other class of shares relevant to the offer in question.

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

148	CSR plc Annual Report and Financial Statements 2013

Persons discharging managerial responsibilities (‘PDMRs’) (primarily directors and some senior executives), and their connected persons, must notify a public company such as CSR in writing of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. The notification must contain specified information, including the name of the person involved, the type of transaction, the date on which it occurred, and the price and volume of the transaction. The public company must notify a regulatory news service (which will make the information public) of any information notified to it in accordance with these provisions. The notification to a regulatory news service must be made as soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the company. In addition to the directors and taking into account their roles and responsibilities, we regard as PDMRs the General Counsel, the SVP Business Group and the Chief Technical Officer.

Differences from law in host country

With respect to the items described above, applicable UK law is not significantly different from applicable US law.

Changes in share capital

CSR may by ordinary resolution increase, consolidate, subdivide, or consolidate and then subdivide its shares or any of them. Subject to the Companies Act 2006, CSR, by resolution, may determine that, as between shares resulting from a subdivision, any of them may have a preference or advantage, or may be subject to restrictions as compared with the others. CSR may, by special resolution and with the approval of the court, reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by CSR or any other member of the Group that are considered material to its results or operations, other than the transaction with Samsung for the transfer of CSR’s handset connectivity and location technology along with 311 people.

On 17 July 2012 CSR entered into an agreement with Samsung Electronics Co., Ltd. (‘Samsung’) for the transfer to Samsung of CSR’s handset connectivity and handset location development operations and technology along with 311 people for $310 million in cash (the ‘Transaction’). The consideration is subject to an adjustment in certain circumstances linked to progress with finalising development of a Wi-Fi/Bluetooth combination connectivity chip, to which both CSR and Samsung will have rights to exploit in their respective end markets. The maximum adjustment is a $5 million increase or decrease. On the completion of the Transaction, on 4 October 2012, Samsung Electronics Europe Holding Coöperatief U.A. invested $34.4 million in return for 9,925,000 new ordinary shares in the Company. On 15 January 2014, Samsung Electronics Europe Holding Coöperatief U.A. disposed of their entire holding of ordinary shares in the Company.

Exchange controls

There are no government laws, decrees, regulations or other legislation in the United Kingdom that affect the export or import of capital, including, but not limited to, UK foreign exchange controls on the payment of dividends, interest or other payments to shareholders resident outside the UK.

There are currently no limitations on the right of non-UK residents or non-UK shareholders to hold or vote CSR ordinary shares imposed by English law or CSR’s Articles of Association.

Taxation (US Holders)

US federal income tax matters

The following general discussion describes the material US federal income tax consequences of the ownership and disposition of CSR ADSs or ordinary shares that are generally applicable to US holders (as defined below). However, this discussion does not address all aspects of taxation that may be relevant to particular US holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In addition, this discussion does not address the tax treatment of special classes of US holders, such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, dealers or traders, persons that actually or constructively own 10% or more of the total combined voting stock of CSR, persons holding CSR ADSs or ordinary shares as part of a hedging or conversion transaction or as part of a “straddle,” US expatriates, persons subject to the alternative minimum tax, and persons whose functional currency is not the US dollar. This discussion may not be applicable to holders who acquired CSR ADSs or ordinary shares pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion does not address any US federal estate or gift tax considerations, or state, local or non-US tax considerations. We urge you to consult your own tax advisor as to the specific tax consequences of the ownership and disposition of CSR ADSs or ordinary shares, including the applicable US federal, state, local and non-US income and other tax consequences to you of the ownership and disposition of CSR ADSs or ordinary shares.

As used in this discussion of US federal income tax consequences, a “US holder” means a holder of CSR ADSs or ordinary shares who or that holds such ADSs or shares as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and is for US federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a US person. If a pass-through entity, including a partnership or other entity classified as a partnership for US federal income tax purposes, is a beneficial owner of CSR ADSs or ordinary shares, the US federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding CSR ADSs or ordinary shares is urged to consult its own tax advisor. This discussion is based on the Internal Revenue Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this Annual Report.

www.csr.com	149

Corporate and share information continued

All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in US federal income tax consequences different from those discussed below. CSR has not requested, and will not request, a ruling from the US Internal Revenue Service, or the IRS with respect to any of the US federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions CSR has reached and describes herein.

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

Passive Foreign Investment Company Rules

Special US federal income tax rules apply to US holders owning stock of a passive foreign investment company, or PFIC. A non-US corporation generally will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and other investment income, and all cash is treated as a passive asset.

CSR believes that it was not a PFIC for its taxable year ended 27 December 2013. Moreover, based on the nature of anticipated income, assets and activities, CSR does not expect to become a PFIC for its taxable year ending 26 December 2014 or in the foreseeable future. However, the determination of PFIC status for any year can only be made on an annual basis at the end of such taxable year, is based on the application of complex US federal income tax rules and will depend on the composition of CSR’s income, assets and operations from time to time. Accordingly, there can be no assurance that the IRS will not challenge the determination made by CSR concerning its PFIC status or that CSR will not be a PFIC for any taxable year.

If CSR were classified as a PFIC, for any year during which a US holder holds CSR ADSs or ordinary shares, (regardless of whether CSR continues to be a PFIC), the US holder would be subject to special, adverse rules including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the US holder makes an election to be taxed under an alternative regime.

Certain elections may be available to a US holder if CSR were classified as a PFIC. CSR will continue to monitor whether it is or will become a PFIC and will provide US holders with information concerning the potential availability of such elections if CSR so determines.

US holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of CSR ADSs or ordinary shares.

Distributions

Subject to the PFIC rules described above, for US federal income tax purposes, a US holder will generally include in gross income the amount of any distribution paid by CSR to the extent paid out of CSR’s current and/or accumulated earnings and profits, as determined for US federal income tax purposes, as dividend income when the distribution is actually or constructively received by the depositary, in the case of CSR ADSs, or by the US holder, in the case of ordinary shares. Non-corporate US holders currently are taxed at a maximum rate of 20% on dividends received from “qualified foreign corporations,” provided the US holders satisfy certain holding period and other requirements. In order to be treated as a “qualified foreign corporation,” CSR must be eligible for benefits of the United States income tax treaty with the United Kingdom. Although CSR believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year. Further, non-corporate US holders will not be eligible for the reduced rates of dividend taxation if CSR is a PFIC for the taxable year of the dividend payment or the preceding taxable year. Corporate US holders will be taxed on dividends received from CSR at a 35% tax rate. Dividends generally will be income from sources outside of the United States for foreign tax credit limitation purposes, and generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of CSR’s current and/or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s tax basis in the CSR ADSs or ordinary shares and thereafter as capital gain.

The amount of a distribution includible in the income of a US holder will be the US dollar value of the distribution determined at the spot rate on the date that distribution is eligible for inclusion in the income of the US holder, regardless of whether the payment is in fact converted into US dollars at such time. A US holder will have a basis in any GBP distributed by CSR equal to the US dollar value of the GBP on the date it is actually or constructively received by the US holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date that payment is converted into US dollars will be treated as US source ordinary income or loss.

150	CSR plc Annual Report and Financial Statements 2013

Sale, exchange or other taxable disposition of CSR ADSs or ordinary shares

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

Backup withholding and information reporting

In general, dividend payments with respect to CSR ADSs or ordinary shares and proceeds from the sale or other disposition of CSR ADSs or ordinary shares made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding (currently at a rate of 28%). Backup withholding will generally not apply to a holder who or that:

—	furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;
—	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or
—	provides a certification of foreign status on Form W-8BEN or a successor form.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s US federal income tax liability, provided the holder furnished the required information to the IRS in a timely manner.

In addition, certain US holders who are individuals that hold specified foreign financial assets (which may include CSR ADSs or ordinary shares) will be required to report information relating to such assets, subject to certain exceptions. US holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of CSR ADSs or ordinary shares.

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

Holders of CSR ordinary shares who are not resident in the UK and who do not carry on a trade, profession, or vocation in the UK through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired will not generally be liable to pay any UK tax in respect of any dividends received on their CSR ordinary shares. Holders of CSR ordinary shares who are resident in the UK or who carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired are encouraged to consult appropriate professional advisers.

Taxation of capital gains

A holder of CSR ordinary shares who is not resident in the UK will not ordinarily be liable to UK tax on capital gains realised on the disposal of CSR ordinary shares, unless, at the time of the disposal (in the case of an individual shareholder) he or she carries on a trade, profession or vocation in the UK through a branch or agency and those shares are, or have been, used, held or acquired for the purposes of that trade, profession or vocation or branch or agency or (in the case of a corporate shareholder) it carries on a trade through a permanent establishment in the UK and those shares are, or have been, used, held or acquired for the purposes of that trade or permanent establishment. A holder of CSR ordinary shares who is an individual and who is temporarily resident outside the UK may be liable on his return to the UK to UK tax on capital gains arising during the period of absence, subject to any available exemption or relief.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or UK stamp duty reserve tax (‘UK SDRT’) will generally be payable on the issue of CSR ordinary shares. Subject to the paragraph below, where CSR ordinary shares are issued or transferred (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services (a ‘Clearance Service’) or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (a ‘Depositary Receipt System’), UK stamp duty or UK SDRT will generally be payable at the rate of 1.5% of the consideration paid (rounded up to the nearest multiple of £5 in the case of UK stamp duty). The UK stamp duty or UK SDRT will generally be paid by the Clearance Service or the Depositary Receipt System, as the case may be, but will, in practice, generally be

www.csr.com	151

Corporate and share information continued

required to be reimbursed by CSR or by the holder of the CSR ordinary shares or CSR ADSs in question. A Clearance Service can elect under section 97A of the Finance Act 1986 (‘Section 97A’), provided certain conditions are satisfied, for the normal rate of UK stamp duty or UK SDRT (generally no charge on issue and a charge at 0.5% of the amount or value of the consideration paid, rounded up to the nearest £5 in the case of UK stamp duty, on transfer) to apply to issues or transfers of CSR ordinary shares into, and transactions within, such Clearance Service instead of the higher rate of 1.5% generally applying to an issue or transfer of CSR ordinary shares into the Clearance Service and the ability to transfer CSR ordinary shares while in the Clearance Service without there being UK stamp duty or UK SDRT. Following a decision of the European Court of Justice in October 2009, HM Revenue & Customs have announced that they will not seek to apply the 1.5% UK SDRT charge where new shares are first issued (or, where it is integral to the raising of new capital, new shares are transferred) into a Clearance Service or a Depositary Receipt System. Thus, the 1.5% UK stamp duty or UK SDRT charge will apply only to the transfer of existing shares to Clearance Services or Depositary Receipt Systems in circumstances where the transfer is not integral to the raising of new capital. Investors should be aware that this area may be subject to further developments in the future.

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

Risks Related to owning CSR ordinary shares and ADSs

We may be treated as a PFIC.

As a non-US corporation owning substantial cash assets, there is an ongoing risk that we may be treated as a passive foreign investment company (PFIC) for US federal income tax purposes depending on the ratio of the value of our assets, including goodwill, to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-US corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets consists of ‘passive assets’ (generally, assets that generate passive income). This determination is highly factual, and will depend on, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended 27 December 2013, but if we were to be classified as a PFIC for any future taxable year, holders of ordinary shares or ADSs who are US taxpayers would be subject to adverse US federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future preemptive equity offerings.

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

The rights of our shareholders will be governed by English law and differ from the rights of stockholders under US law

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

152	CSR plc Annual Report and Financial Statements 2013

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

Stock markets in general during the past few years have experienced significant price and volume volatility. Technology stocks in particular have experienced wide fluctuations in prices, in some cases unrelated to the issuers’ operating performance. Our ordinary shares and ADSs are subject to significant fluctuations due to many factors, including but not limited to fluctuations in results of operations, acquisitions, litigation, announcements of new products, product enhancements or technological advances by us or our competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Our share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for our stock, changes in global financial markets and global economies and general market trends unrelated to our performance. The market price of our ordinary shares and ADSs could be adversely affected by these factors and fluctuations.

Liquidity in the market for our securities may be adversely affected by our maintenance of two exchange listings.

Our ADSs are traded on The NASDAQ Stock Market and our ordinary shares are listed on the premium segment of the Official List and trade on the Main Market of the London Stock Exchange. This dual listing may dilute the liquidity of our securities in one or both markets.

Holders of our ADSs may not have the same voting rights as the holders of ordinary shares and may not receive voting materials in time to be able to exercise their right to vote

Except as described in the Deposit Agreement, holders of ADSs will not be able to exercise voting rights on an individual basis, and must instruct the Depositary Bank on how to vote the shares underlying their ADSs. Because of this extra procedural step involved, the process for exercising voting rights could take longer for holders of ADSs than for holders of ordinary shares and, as a result, holders of ADSs may not be able to effectively exercise voting rights.

www.csr.com	153

CSR’s worldwide offices

Location	Sq. feet	Lease Expiration	Purpose

Churchill House, Cambridge, England	53,046	June 2025	R&D, Sales and Administration

St John’s House, Cambridge, England	32,930	September 2016	Administration (partially sublet)

Unit 400, Cambridge, England	24,100	September 2016	Administration (partially sublet)

Selwyn House, Cambridge, England	20,400	June 2025	R&D and Administration

Ground Floor, 66-68 Hills Road, Cambridge, England	4,227	December 2014	Not in use

Third Floor, 66-68 Hills Road, Cambridge, England	4,695	May 2015	Sublet

Belfast, N Ireland	5,800	April 2020	R&D

Manchester, England	3,373	January 2019	R&D

Bristol, England	2,023	December 2014	R&D

Phoenix, Arizona, USA	28,369	March 2020	R&D

Santa Ana, California, USA	12,643	May 2015	R&D

Detroit, Michigan, USA	9,400	July 2017	R&D

San Jose, California, USA	65,223	August 2023	R&D, Sales and Administration

Boston, Massachusetts, USA	54,736	August 2017	R&D, Sales and Administration

Plano, Texas, USA	43,680	March 2015	Operations and Sales

Toronto, Canada	5,976	October 2014	Sublet

Haifa, Israel	110,718	November 2016	Operations, R&D, Sales and Administration (partially sublet)

Ingolstadt, Germany	32,184	December 2021	R&D, Operations and Administration (partially sublet)

Freiburg, Germany	5,317	September 2017	R&D

Bangalore, India	39,611	December 2015	R&D, Sales and Administration

Noida, India	9,200	March 2015	R&D, Sales and Administration

Shanghai, China	44,447	August 2014	R&D, Sales and Administration

Shenzhen, China	17,222	February 2015[1]	R&D, Operations, Sales and Administration

Shenzhen, China	17,222	December 2014[2]	R&D, Operations, Sales and Administration

Shenzhen, China	8,231	December 2016[3]	R&D, Operations, Sales and Administration

Beijing, China	1,952	October 2014	Customer Liaison

Singapore	3,211	July 2014	Sales, Operations and Administration

Seoul, South Korea	18,040	May 2017	Sales

Tokyo, Japan	10,215	July 2017	Sales

Chungli City, Taiwan	4,340	February 2015	Operations

Taipei, Taiwan	32,096	January 2015	R&D, Sales and Administration

1 Unit 6A, No. 122, Zhenhua Road, Overseas Decoration Building, Shenzhen

2 Unit 5A, No. 122, Zhenhua Road, Overseas Decoration Building, Shenzhen

3 Room 01-06, 5F, Rong Chao Building, No. 4036, Jintian Road, Shenzhen

154	CSR plc Annual Report and Financial Statements 2013

Location	Address	Telephone	Fax

China – Beijing	Room 1108 East Tower, Twin Towers, B-12 Jian Guo Men Wai, Avenue, Chao Yang, Beijing 100022, China	+ 86 10 5879 5670	+ 86 10 5879 5670-618

China – Shanghai	Room 2801 King Tower, 28 Xinjinqiao Road, Pudong, Shanghai 201206, China,	+ 86 21 2898 1666	+ 86 21 3382 1173

China – Shenzhen	Room 01-06, 5/F, Rong Chao Building, No 4036, Jintian Road, Shenzhen 518026, China	+ 86 755 2151 9499	+ 86 755 2151 9494

Germany – Freiburg	Karlsruherstra. 3, 79108 Freiburg, Germany	+ 49 761 5952 1100	+ 49 761 5952 1188

Germany – Ingolstadt	Marie Curie Strasse 1, 85055 Ingolstadt, Germany	+ 49 841 937 8000	+ 49 841 937 8010

India – Bangalore	7th Floor, Wing-A, Etamin Block, Prestige Technology Park II, Marathahalli-Sarjapur Outer Ring Road, Marathahalli, Bangalore 560 103, India	+ 91 80 2518 3000	+ 91 80 2518 3001

India – Noida	A 1-A, Sector 16, Noida, 201301 India	+ 91 120 469 6000	+ 91 120 251 0584

Israel – Haifa	Advanced Technology Center, Building #8/2, PO Box 15015, Haifa, 31905, Israel	+ 972 4 854 5777	+ 972 4 855 1550

Japan, Tokyo	Holland Hills Mori Tower 3F, 5-11-2 Toranomon, Minato-Ku, Tokyo105-0001, Japan	+ 81 3 6403 7100	+ 81 3 6403 7101

South Korea – Seoul	3F, S Unit, H Square, 680 Sampyung-Dong, Bundang-Gu, Seongnam, Gyunggi-Do, 463-400, South Korea	+ 82 2 6444 2000	+ 82 2 6444 2001

Singapore	101 Thomson Road #22-03, United Square, Singapore 307591	+ 65 6827 0500	+ 65 6354 4969

Taiwan – Chungli	11/F 146 Jhongshan Road, Chungli City, Taoyuan 32041, Taiwan, R.O.C	+ 886 3 4267000	+ 886 3 4267001

Taiwan – Taipei	7F, No. 99, Jing-Ye 1st Road, Taipei 10492, Taiwan, R.O.C	+ 886 2 2175 9200	+ 886 2 2175 9300

UK – Belfast	Unit 2 (Ground Floor South), The Legacy Building, Northern Ireland Science Park, Queen’s Road, Queen’s Island, Belfast, BT3 9DT, UK,	+ 44 2890 463140	+ 44 2890 463141

UK – Bristol	Bristol & Bath Science Park, Dirac Crescent, Emersons Green, Bristol, BS16 7FR, UK	+ 44 117 370 7700	no fax

UK – Cambridge	Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 OWZ, UK	+ 44 1223 692000	+ 44 1223 692003

UK – Cambridge	St John’s House, St John’s Innovation Park, Cowley Road, Cambridge, CB4 0ZT, UK	+ 44 1223 692000	+ 44 1223 692003

UK – Cambridge	Selwyn House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, UK	+ 44 1223 692000	+ 44 1223 692003

UK-Cambridge	Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH	+ 44 1223 692000	+ 44 1223 692003

UK – Manchester	4th Floor Quay West, Trafford Wharf Road, Manchester, M17 1PL, UK	+ 44 161 772 1240	+ 44 161 772 1260

USA – Detroit	1740 Opdyke Court, Auburn Hills, Detroit, Michigan 48326, USA	+ 1 248 409 1400	+ 1 248 409 1401

USA – Boston	One Wall Street, Burlington, Massachusetts 01803, USA	+ 1 781 791 6000	+ 1 781 791 6111

USA – Phoenix	Suite 119, 303 W Elliot Road, Tempe, Arizona 85284, USA	+ 1 602 343 2692	+ 1 480 491 1038

USA – Plano	2201 10th Street, Plano, Texas 75074, USA	+ 1 972 673 1600	+ 1 972 673 1815

USA – Santa Ana	1231 East Dyer Road, Suite 200, Santa Ana, California 92705, USA	+ 1 714 435 4900	+ 1 714 435 4993

USA – San Jose	1060 Rincon Circle, San Jose, California 95131, USA	+ 1 408 523 6500	+ 1 408 523 6501

www.csr.com	155

Form 20-F cross reference guide

US Items

The table below sets out the location in this document of the information required by Form 20-F under the rules and regulations of the United States Securities and Exchange Commission. This Annual Report on Form 20-F for the fiscal year ended 27 December 2013 has not been approved or disapproved by the SEC nor has the SEC passed judgment upon the adequacy or accuracy of this Annual Report on Form 20-F.

No other information in this document is included in the Form 20-F or incorporated by reference into any filing by the Company under the Securities Act.

Item	Form 20-F Caption	Location in this document	Page(s)
1	Identity of directors, senior management and advisers	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
3A	Selected financial data	Five year summary	135
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Risk Factors	45
4	Information on the Company
4A	History and development of the company	Financial report	20 and 21

		Financial report – Balance Sheet	27

		Notes to the Consolidated Financial Statements – Note 15: Property, Plant and Equipment	115

		Notes to the Consolidated Financial Statements – Note 34: Acquisition of subsidiary	133

		Corporate and Share Information – History and Development	140

		Corporate and Share Information – Agent in the United States	145
4B	Business overview	What we do	2

		Chairman’s statement – Our competitive environment	6

		Strategic Report – Our Business Model	8

		Chief Executive’s review – Our five strategic areas of focus	9

		Chief Executive’s review – Trends in our marketplace	10

		Chief Executive’s review – Our platform positions	11

		Chief Executive’s review – Our technologies	13

		Chief Executive’s review – Our performance in platforms	14

		Corporate and share information – Seasonality	141

		Corporate and share information – Raw materials	141

		Corporate and share information – Intellectual property	141

		Corporate and share information – Governmental regulation	141
		Corporate and share information – Sales and marketing	140
4C	Organisational structure	List of Subsidiaries of CSR plc	Exhibit 8

		Notes to the Consolidated Financial Statements – Note 1: General Information	95
4D	Property, plant and equipment	Financial Report – Intangible assets and property, plant and equipment	27

		Financial Report – Corporate Social Responsibility	38

		Financial Report – Environment	42

		Notes to the Consolidated Financial Statements – Note 15: Property, Plant and Equipment	115

		CSR’s Worldwide offices	154
4A	Unresolved staff comments	None
5	Operating and financial review and prospects
5A	Operating results	Chief Executive’s review – Financial review of the year	8, 10 and 12

		Financial report – overview	20-26

		Financial report – review of 2013 and review of 2012	29-33
5B	Liquidity and capital resources

		Financial Report – Balance sheet, cash flow in 2013 compared to 2012, cash flow in 2012 compared to 2011	27-29 and 32-33
		Other statutory information – Going concern	89

		Notes to the Consolidated Financial Statements – Going concern	95

		Notes to the Consolidated Financial Statements – Note 25: Notes to the Cash Flow Statement	121

156	CSR plc Annual Report and Financial Statements 2013

Item	Form 20-F Caption	Location in this document	Page
5C	Research and development, patents and licences, etc	Financial Report – Research and Development (R&D) expenses	25
		Notes to the Consolidated Financial Statements – Note 6: (Loss)/profit for the Period	108
		Notes to the Consolidated Financial Statements – Note 14: Other Intangible Assets	114
		Corporate and share information – Intellectual property	141
5D	Trend information	Trends In Our Marketplace	10
		Looking ahead – 2014 and beyond	12
5E	Off-balance sheet arrangements	Financial report – Contractual obligations	28
		Notes to the Consolidated Financial Statements – Note 20: Obligations Under Finance Leases	118
		Notes to the Consolidated Financial Statements – Note 26: Contingent Liabilities	121
		Notes to the Consolidated Financial Statements – Note 27: Operating Lease Arrangements	122
5F	Tabular disclosure of contractual obligations	Financial Report – Contractual Obligations and Commitments	28
5G	Safe Harbour	Cautionary note regarding forward looking statements	159
6	Directors, senior management and employees
6A	Directors and senior management	Board of Directors	52
6B	Compensation	Remuneration report[1]	68
		Notes to the Consolidated Financial Statements – Note 32: Related Party Transactions	132
6C	Board practices	Board of Directors	52
		Corporate Governance Report	54
		Remuneration report[1]	68
6D	Employees	Where we operate	5
		Strategic report – KPIs – Headcount	17
		Financial Report – Employees by function and region	41
		Notes to the Consolidated Financial Statements – Note 8: Staff Costs	108
6E	Share ownership	Remuneration report[1]	68
		Other Statutory Information – Directors’ interests in shares	88
		Notes to the Consolidated Financial Statements – Note 29: Share-based payments	122
7	Major shareholders and related party transactions
7A	Major shareholders	Other Statutory Information – Substantial shareholdings	88
		Corporate and Share Information – Major shareholders	145
7B	Related party transactions	Notes to the Consolidated Financial Statements – Note 32: Related Party Transactions	132
7C	Interests of experts and counsel	Not applicable

[1]	An analysis of the remuneration, interests in ordinary shares and options over ordinary shares of each of the Directors is presented in the Remuneration Report.

www.csr.com	157

Form 20-F cross reference guide continued

Item	Form 20-F Caption	Location in this document	Page
8	Financial information
8A	Consolidated statements and other financial information	Financial report – Dividend policy	33
		Report of the independent registered public accounting firm	90
		Consolidated Financial Statements	91
		Notes to the Consolidated Financial Statements – Note 26: Contingent Liabilities	121
8B	Significant changes
9	The offer and listing
9A	Offer and listing details	Corporate and share information – Market prices	142
9B	Plan of distribution	Not applicable
9C	Markets	Corporate and share information – History and development	140
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable
10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Corporate and share information – Memorandum and Articles of Association	145
10C	Material contracts	Corporate and share information – Material contracts	149
10D	Exchange controls	Corporate and share information – Exchange controls	149
10E	Taxation	Corporate and share information – Taxation (US Holders)	149
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Corporate and share information – Documents on display	145
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative disclosures about market risk	Notes to the Consolidated Financial Statements – Note 31: Financial Instruments	127
12	Description of securities other than equity securities	Corporate and share information – ADS payment information	142
		Corporate and share information – Fees payable by ADS holders	142
13	Defaults, dividend arrearages and delinquencies	None
14	Material modifications to the rights of security holders and use of proceeds	None
15	Controls and procedures	Management’s Report on Internal Control Over Financial Reporting	65
		Corporate Governance report – Controls and procedures under the Sarbanes-Oxley Act	65
		Attestation Report of the independent registered public accounting firm	90
16A	Audit committee financial expert	Corporate Governance Report – Audit Committee	59
16B	Code of ethics	Corporate Governance Report – Ethics Policy	54
16C	Principal accountant fees and services	Corporate Governance Report – Interaction with the external Auditors	61
16D	Exemptions from the listing standards for audit committees	Not applicable
16E	Purchases of equity securities by the issuer and affiliated purchasers	Corporate and share information – Market Prices	142
16F	Change in registrant’s certifying accountant	None
16G	Corporate governance	Corporate Governance Report – US listing requirements	66
16H	Mine safety disclosure	Not applicable
17	Financial statements	Not applicable
18	Financial statements	Report of independent registered public accounting firm	90
		Consolidated Financial Statements	91
19	Exhibits	Filed with the SEC

158	CSR plc Annual Report and Financial Statements 2013

Cautionary note regarding forward looking statements

This Annual Report does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any CSR plc shares.

This Annual Report contains “forward looking statements” in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “targets”, “plans”, “expects”, “estimates”, “aims”, “intends”, “anticipates”, or similar expressions or negatives thereof identify forward looking statements. Forward looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music (including Wi-Fi audio), Auto (including automotive Wi-Fi) and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected future cash generation, expected future tax rates, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, potential acquisitions, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to:

—	risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products in accordance with expectations;

—	a reduction in demand for consumer products due to challenging and uncertain economic conditions;

—	increased expenses associated with new product introductions, masks, or process changes;

—	risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products;

—	declines in the average selling prices of CSR’s products;

—	cancellation of existing orders or the failure to secure new orders;

—	difficulties related to distributors who supply our products to customers;

—	errors or failures in the hardware or software components of CSR’s products;

—	risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model;

—	risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products;

—	risks associated with acquiring and protecting intellectual property and other commercially sensitive information;

—	the cyclicality of the semiconductor industry;

—	the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors;

—	CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies for such acquisitions in the amounts and timeframes anticipated;

—	CSR’s ability to attract and retain key personnel, including engineers and technical personnel;

—	the difficulty in predicting future results; and

—	other risks and uncertainties discussed in this Annual Report, including, without limitation, under the heading “Risk Factors” on pages 45 to 51.

The reader is cautioned not to place undue reliance on these forward looking statements, which speak only as of the date of this Annual Report. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

www.csr.com	159

Additional information

Glossary

accelerometer: an electromechanical device that measures acceleration forces. It can be used for example to measure a path’s gradient in relation to ones movement along that path

ADR: negotiable certificate issued by a US bank representing a specified number of shares (or one share) in a foreign stock that is traded on a US exchange. ADRs are denominated in US dollars, with the underlying security held by a US financial institution overseas. ADRs help to reduce administration and duty costs that would otherwise be levied on each transaction

ADS: a US dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange. American Depositary Shares (ADSs) are issued by depository banks in the US under agreement with the issuing foreign company; the entire issuance is called an American Depositary Receipt (ADR) and the individual shares are referred to as ADSs algorithm: a term describing a formula or set of steps for solving a particular problem application processor: a computer (or computer chip) that processes data in contrast with one that performs control functions attach rate: represents the rate of adoption of additional products or technologies on to the primary or “hosting” product baseband: describing that part of a radio telecommunication system in which information is processed before modulating on to, or after demodulating off, a radio frequency (RF) carrier wave beacon: an indoor proximity positioning tool, typically Bluetooth Smart powered, that can notify nearby devices such as smartphones of its presence

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

CES: Consumer Electronics Show; an international exhibition held annually, owned and produced by the Consumer Electronics Association, the technology trade association representing the US consumer electronics industry

CMOS: Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration chip: short for a microchip; semiconductor device or integrated circuit cloud: in common usage, the term “the cloud” is essentially a metaphor for the Internet; the phrase “in the cloud” can refer software, platforms and infrastructure that are sold as a service, i.e. remotely through the Internet.

codec: short for compressor/decompressor, a codec is any technology for compressing and decompressing data. Codecs can be implemented in software, hardware or a combination of both. Some popular codecs for computer video include MPEG and Indeo. In telecommunications it is short for coder/decoder, a device that encodes or decodes a signal. For example, telephone companies use codecs to convert binary signals transmitted on their digital networks to analog signals converted on their analog networks co-exist/co-existence: means the ability of two systems to operate in parallel without interfering with the other compass: a compass is a device for showing your relative position to due north, adopted within electronic devices to provide a GPS fix connectivity: enabling two electronic devices to communicate with each other and transfer data (voice/audio/music/picture/word files) using radio waves

Connectivity Centre: a term first promulgated by CSR in its application to wireless connectivity solutions; the Connectivity Centre brings together many aspects of short range wireless connectivity products with excellent co-existence capable of operating concurrently without degradation in optimum performance of each of the individual functions

Console: a computer game console is a device that outputs a video signal to display a video game; it can be a machine designed for consumers to use for playing video games on a television, or home computer, or it can be in the form of a handheld game console

CSP: Chip-Scale Package: a semiconductor package which is as small as the semiconductor chip and is used for small form factor applications such as mobile phones, PDAs and wireless devices

CSR Group: CSR plc and its subsidiaries

design win: CSR records a design win when a product using one of its ICs becomes qualified die: another word for chip: often used to refer to the “chips” whilst they are still an integral part of the silicon “wafer” or where they have been cut from the “wafer” but are, as yet, unpackaged

160	CSR plc Annual Report and Financial Statements 2013

digital: the representation of data by a series of bits or discrete values such as 0s and 1s dye-sub: a dye-sublimation printer (or dye-sub printer) is a computer printer which employs a printing process that uses heat to transfer dye onto materials such as a plastic, card, paper, or fabric

ERP System: Enterprise Resource Planning System is a company wide computer software system used to manage and co-ordinate internal and external resources. The system facilitates the flow and management of information to improve data sharing and decision making using a computer network

FM or FM Radio: is a radio wave broadcast technology that conveys sound – voice and music – using a carrier wave which varies its frequency during transmission, producing high quality audio clarity and tone fabless: short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of IC’s is subcontracted to a foundry fabless semiconductor company: company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly feature phone: a mobile phone which has added functionality over and above a base model designed specifically to meet the requirements of a particular market segment. Typically these “features” can include a digital camera, Bluetooth connectivity, FM radio or MP3 player. These phones are intended to occupy the mid-market segment foundry: a semiconductor manufacturing site that makes integrated circuits gaming: a term describing the playing a video, internet or computer game

GNSS: A satellite navigation system (system of satellites that provide autonomous geo-spatial positioning with global coverage. It allows small electronic receivers to determine their location (longitude, latitude, and altitude) to high precision – within a few metres – using time signals transmitted along a line of sight by radio from satellites; the signals also allow the electronic receivers to calculate the current local time to high precision, which allows time synchronisation) with global coverage may be termed a global navigation satellite system or GNSS

GPS: Global Positioning Systems: a satellite based radio navigation system that allows receiving devices to take an accurate location fix of the device on the surface of the earth. Positions are derived by measuring the time of arrival of signals broadcast from the constellation of satellites, and knowledge of the instantaneous positions of the satellites. (The information required to calculate this being broadcast at a very low data rate by the satellites themselves, and is known as almanac and ephemeris data)

gyro: gyroscope is a device for measuring or maintaining orientation in relation to another reference point

HID: Human Interface Device: a computer device that interacts directly with and often takes input from humans and may deliver data to humans

IC or integrated circuit: a semiconductor device consisting of many thousands or millions of interconnected transistors and other components indoor location: positioning and navigation in locations such as shopping centres, airports, convention centres, and other pedestrian areas

Infotainment: term and popular buzzword for a media device or service that delivers a combination of information and entertainment. The content delivered via infotainment is designed to be informative yet entertaining enough to attract and maintain the consumer’s interest

IoT: Internet of Things; a computing concept that describes a future where everyday physical objects will be connected to the internet and be able to identify themselves to other devices

ISO: International Standards Organisation: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental management systems, computers, data communications, and many other fields

ISO 14000: a series of standards related to environmental management that exists to help organizations (a) minimize how their operations (processes etc.) negatively affect the environment (i.e. cause adverse changes to air, water, or land); (b) comply with applicable laws, regulations, and other environmentally oriented requirements, and (c) continually improve in the aforementioned matters

ISO 9000: a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services low latency: low latency concerns the management of delays that occur between an input and a corresponding output that reduces them to such an extent as to render them unnoticeable to the human eye or ear. In respect of CSR’s new audio coding technology it reduces the delay, or “latency”, of stereo audio signals over Bluetooth connectivity, effectively enabling consumers to watch video while listening to synchronised wireless audio

MEMS: microelectromechanical systems; the technology of very small mechanical devices driven by electricity memory: any device that can store data in machine-readable format which may include RAM, ROM and Flash

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

www.csr.com	161

Additional information continued

OEM: or Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets

OHAS 18001: is a British Standard for occupational health and safety management systems; it exists to help organisations put in place demonstrably sound occupational health and safety performance; it is widely seen as the world’s most recognised occupational health and safety management systems standard

OSAT: Outsourced Semiconductor Assembly and Test

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

RF: radio frequency: frequencies of electromagnetic waves between approximately 3 kHz and 300 GHz

ROM: read only memory

SA 8000: is an auditable certification standard that encourages organizations to develop, maintain, and apply socially acceptable practices in the workplace.

Samsung Group: Samsung Electronics Co., Ltd. and its subsidiaries

Samsung Transaction: disposal by CSR plc of its handset connectivity and handset location development operations to Samsung Electronics Co., Ltd. for $310 million in cash, along with the transfer of 311 people, which completed on 4 October 2012; the consideration was subject to a maximum adjustment of $5 million increase or decrease in certain circumstances, linked to the progress made in finalising the development of a WiFi/Bluetooth combination connectivity chip, to which both CSR and Samsung will have the rights to exploit in their respective end markets

SDK: software development kit

semiconductor: a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to IC’s made from these materials silicon: a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits single lens reflex camera: a camera that typically uses a mirror and prism system (hence “reflex”, from the mirror’s reflection) that permits the photographer to view through the lens and see exactly what will be captured, contrary to viewfinder cameras where the image could be significantly different from what will be captured short range: Bluetooth is principally used for communicating over ranges of up to ten metres smartphone: a generic name for a voice centric mobile phone that also offers advanced capabilities often using a computer like operating system to enable PC functionality soundbar: a soundbar is a special loudspeaker enclosure that creates a reasonable stereo effect from a single cabinet; they are much wider than they are tall, partly for acoustical reasons, but also so that they can be mounted above or below a display device e.g. above a computer monitor or under a television or home theater screen soundbox: a standalone wireless speaker

speaker dock: a cradle for a portable media player that serves to charge and connect the unit to a receiving device and enable music to be heard from its speakers stereo headset: a mobile headset which connects to a mobile phone, PDA, MP3 player or other device using Bluetooth and sits on both ears of the user

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

162	CSR plc Annual Report and Financial Statements 2013

tablet (PC): a type of notebook computer that has an LCD screen on which the user can write using a special-purpose pen, or stylus. The handwriting is digitized and can be converted to standard text through handwriting recognition, or it can remain as handwritten text. The stylus also can be used to type on a pen-based key layout where the lettered keys are arranged differently than a QWERTY keyboard

Tier One: a description of a leading, normally global manufacturer that supplies products in high volume to end user markets touch interface: touch sensitive interfaces can be found on many mobile devices such as smartphones or tablet computers; they work by your finger touching the screen; the touching is detected and translated by the device into instructions; as well as tapping, the screen can sense swiping and pinching actions wafer: a disc made of a semiconducting material such as silicon, usually between 150mm (6’) and 300mm (12’) in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits wearable(s): wearables are clothing and accessories incorporating computer and advanced electronic technologies; they can be worn by a consumer and often include tracking information related to health and fitness; other wearable tech gadgets include devices that have small motion sensors to take photos and sync with the user’s mobile devices; examples of wearable devices include watches, fitness wristbands, glasses, contact lenses, e-textiles and smart fabrics, headbands, beanies and caps, and jewellery wideband speech: often referred to as High Definition voice or HD voice; refers to the next generation of voice quality for telephony audio resulting in high definition voice quality compared to standard digital telephony “toll quality”; it extends the frequency range of audio signals transmitted over telephone lines, resulting in higher quality speech

Wi-Fi: Wireless Fidelity is a technology that allows an electronic device to exchange data or connect to the internet wirelessly using UHF radio waves

WLCSP: Wafer Level Chip Scale Packaging: the technology of packaging a chip at the wafer level instead of the traditional process of assembling the package after the wafer has been diced into individual chips (see CSP)

yield: when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer

www.csr.com	163

Additional information continued

Trademarks and registered trademarks

The following is a list of CSR trademarks and registered trademarks that appear in the Annual Report.

µEnergy®	CSR1000™	CSR8600™	GameStart™	SiRFprimaII™

aptX®	CSR1001™	CSR8605™	IPS™	SiRFstarIV™

aptX® Low Latency	CSR1010™	CSR8645™	MAPX™	SiRFstarV™

BlueCore®	CSR1011™	CSR9800™	Push every Boundary™	SiRFusion™

COACH®	CSR1012™	CSRC9300™	Quatro®	SyncLock™

CSR & Logo®	CSR8350™	CVC®	RoadTunes™	VibeHub™

CSR µEnergy®	CSR8510™	DDFA®	SiRF®	VibePlayer™

		DirectOffice®	SiRFatlasV™	Zoran®

SiRFatlasVI™

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

Other products, services and names used in this document may have been trademarked by their respective owners.

The publication of this information does not imply that any licence is granted under any patent or other rights owned by CSR plc or its affiliates.

164	CSR plc Annual Report and Financial Statements 2013

www.csr.com	165

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CSR plc
(Registrant)

By:

/s/ Joep van Beurden
Name:	Joep van Beurden
Title:	Chief Executive Officer

/s/ Will Gardiner
Name:	Will Gardiner
Title:	Chief Financial Officer

Date: 14 March 2014

Index to the Exhibits

Exhibit No	Description	Page

1.1	Memorandum of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)

1.2	Articles of Association of CSR plc (incorporated by reference to the periodic report on Form 6-K of CSR plc filed with the SEC on January 24, 2011)

4.1*	Asset and Share Transfer and Technology Licence Agreement, dated as of July 17, 2012, by and among CSR plc, Cambridge Silicon Radio Limited and Samsung Electronics, Co., Ltd., as amended (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F of CSR plc for the fiscal year ended 28 December 2012)

8	List of subsidiaries of CSR plc

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)	E -1

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)	E - 2

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350	E - 3

15.1	Consent of Independent Registered Public Accounting Firm	E - 4

*Confidential treatment requested as to certain portions of this exhibit which portions have been omitted and submitted separately to the U.S. Securities and Exchange Commission.